Form 20-F
period 2003-11-30
ALBERTA STAR MINING CORP
filed 2004-06-01
CIK 1142462

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

__

Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934 or

 X

Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended November 30, 2003

___

Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from ___________ to _________________

Commission file number

ALBERTA STAR DEVELOPMENT CORP.

(Exact name of registrant as specified in this charter)

Province of Alberta, Canada

(Jurisdiction of incorporation or organization)

200 – 675 West Hastings Street, Vancouver, British Columbia Canada V6B 1N2

(Address of principal executive offices)

Securities registered or to be registered pursuant to section 12(b) of the Act:

            None

None

(Title of each class)

(Name of each exchange

on which registered)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares Without Par Value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

20,735,499

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

 Yes     X       No           .

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17      X     Item 18           .

TABLE OF CONTENTS

PAGE

PART I

ITEM 1.

Identity of Directors, Senior Management and Advisors

1

ITEM 2.

Offer Statistics and Expected Timetable

1

ITEM 3.

Key Information

1

3.1 Selected Financial Data

1

3.2 Risk Factors

3

ITEM 4.

Information on the Company

7

4.1 History and Development

7

4.2 Mineral Property Interests

7

4.3 Competition

11

4.4 Management & Employees

11

4.5 Office Space

11

4.6 Environmental Regulations

11

ITEM 5.

Operating and Financial Review and Prospects

12

5.1 Results of Operations

12

5.2 Liquidity & Capital Resources

12

ITEM 6.

Directors, Senior Management and Employees

13

6.1 Directors and Senior Management

13

6.2 Compensation of Directors

14

6.3 Board Practices

15

6.4 Employees

15

6.5 Share Ownership of Directors and Officers

16

ITEM 7.

Major Shareholders and Related Party Transactions

16

7.1 Beneficial Ownership

16

7.2 Related Party Transactions

17

7.3 Interests of Experts and Counsel

18

ITEM 8.

Financial Information

18

8.1 Legal Proceedings

28

8.2 Significant Changes

19

ITEM 9.

The Offer and Listing

19

9.1 Offering and Listing Details

19

ITEM 10.

Additional Information

20

10.1 Share Capital

20

10.2 Bylaws and Articles

20

10.3 Material Contracts

21

10.4 Exchange Controls and other Limitations Affecting Security Holders

22

10.5 Certain Canadian Federal Income Tax Consequences to U.S. Investor

23

10.6 Documents on Display

24

ITEM 11.

Quantitative and Qualitative Disclosures About Market Risk

24

ITEM 12.

Descriptions of Securities Other than Equity Securities

24

12.1 Warrants

24

12.2 Stock Options

24

PART II

ITEM 13.

Defaults, Dividend Arrearages and Delinquencies

24

ITEM 14.

Material Modifications to the Rights of Security Holders and Use of Proceeds

24

ITEM 15.

Controls and Procedures

24

ITEM 16A.

Audit Committee Financial Expert

25

PART III

ITEM 17.

Financial Statements

ITEM 18.

Financial Statements

ITEM 19.

Exhibits

SIGNATURE

FORWARD-LOOKING STATEMENTS

We caution you that certain important factors (including without limitation those set forth in this Form 20-F) may affect our actual results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Form 20-F registration statement, or that are otherwise made by or on our behalf.  For this purpose, any statements contained in this registration statement that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as “may,” “except,” “believe,” “anticipate,” “intend,” “could,” estimate,” or “continue,” or the negative or other variations of comparable terminology, are intended to identify forward-looking statements.

PART I

Item 1.

Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2.

Offer Statistics and Expected Timetable

Not applicable

Item 3.

Key Information

3.1.

Selected Financial Data

The following tables set forth the data of the Company for the fiscal years ended November 30, 2003, 2002, 2001, 2000 and 1999.  We derived all figures from our financial statements which were examined by our independent auditor.  This information should be read in conjunction with our financial statements included in this registration statement.

Our financial statements included in this registration statement and the table set forth below have been prepared in accordance with accounting principles generally accepted in Canada.  A reconciliation to United States generally accepted accounting principles is included in Note 21 to our audited financial statements.  All amounts are expressed in Canadian dollars.  The first table presents this financial data in accordance with United States generally accepted accounting principles.  The second table presents the data in accordance with Canadian generally accepted accounting principles.

U.S. Generally Accepted Accounting Principles

	Fiscal Year ended Nov. 30, 2003	Fiscal Year ended Nov. 30, 2002	Fiscal Year ended Nov. 30, 2001	Fiscal Year ended Nov. 30, 2000	Fiscal year ended Nov. 30, 1999
Net Operating Revenue	Nil	Nil	Nil	Nil	Nil
Loss from operations	($2,043,936)	($746,145)	($520,432)	($160,037)	($148,786)
Loss per common share	($0.130)	($0.126)	($ 0.153)	($0.014)	($0.015)
Total assets	$442,927	$184,409	$20,365	$97,153	$7,922
Net assets	($157,242)	($19,034)	($24,481)	$775	($120,279)
Long term debt	Nil	Nil	Nil	Nil	Nil
Cash dividends per common share	Nil	Nil	Nil	Nil	Nil
Deficit	($3,844,989)	($2,362,309)	($1,616,165)	($1,087,183)	($927,148)
Capital stock	($4,094,276)	$2,381,343	$1,591,684	$1,087,958	$806,867
Weighted average number of common shares	15,745,310	5,936,358	3,396,738	11,750,416	10,125,836

Canadian Generally Accepted Accounting Principles

	Fiscal Year ended Nov. 30, 2003	Fiscal Year ended Nov. 30, 2002	Fiscal Year ended Nov. 30, 2001	Fiscal Year ended Nov. 30, 2000	Fiscal year ended Nov. 30, 1999
Net Operating Revenue	Nil	Nil	Nil	Nil	Nil
Loss from operations	($1,941,606)	($608,910)	($403,950)	($143,787)	($291,216)
Loss per common share	($0.12)	($0.10)	($0.12)	($ 0.011)	($0.024)
Total assets	$442,927	$184,409	$20,365	$658,410	$571,079
Net assets	$224,842	$73,034	($10,481)	$562,032	$442,878
Long term debt	Nil	Nil	Nil	Nil	Nil
Cash dividends per common share	Nil	Nil	Nil	Nil	Nil
Deficit	($4,023,499)	($2,081,893)	($1,472,983)	($507,776)	($363,989)
Capital stock	$4,026,676	$2,154,927	$1,462,502	$1,069,808	$806,867
Weighted average number of common shares	15,745,310	6,074,336	3,562,607	13,102,809	12,250,836

Since June 1, 1970, the government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar.  On May 21, 2004, the exchange rate in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars was $1.3734.  This exchange rate is based on the noon buying rates in New York City, for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York.  For the past fiscal years ended November 30 and for the six month period between November 30, 2003 and April 30, 2004, the following exchange rates were in effect for Canadian dollars exchanged for United States dollars, calculated in the same manner as above:

Period

Average

Year ended Nov 30, 1999

$1.4905

Year ended Nov 30, 2000

$1.4824

Year ended Nov 30, 2001

$1.5441

Year ended Nov 30, 2002

$1.5713

Year ended Nov 30, 2003           $1.4156

 Period

             Low - High

Month ended Nov 30, 2003

$1.2973 - $1.3362

Month ended Dec 31, 2003

$1.2923 - $1.3405

Month ended Jan 31, 2004

$1.2690 - $1.3340

Month ended Feb 28, 2004

$1.3108 - $1.3442

Month ended March 31, 2004

$1.3080 - $1.3480

Month ended April 30, 2004

$1.3095 - $1.3711

3.2.

Risk Factors

Any investment in our common shares involves a high degree of risk.  You should consider carefully the following information before you decide to buy our common shares.  If any of the events discussed in the following risk factors actually occurs, our business, financial condition or results of operations would likely suffer.  In this case, the market price of our common shares could decline, and you could lose all or part of your investment in our shares.  In particular, you should consider carefully the following risk factors:

We have a history of losses.

We have incurred losses in our business operations since inception, and we expect that we will continue to lose money for the foreseeable future.  Since our incorporation on September 6, 1996, we have incurred losses totalling $3,844,989.  Very few junior resource companies ever become profitable.  Failure to achieve and maintain profitability may adversely affect the market price of our common stock.

We have limited financial resources and no source of cash flow.

We have limited financial resources, no source of operating cash flow and no assurance that additional funding will be available to us for further exploration of our projects or to fulfil our obligations under any applicable agreements.  Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration of our projects with the possible loss of such properties.

Very few mineral properties are ultimately developed into producing mines.

The business of exploration for minerals and mining involves a high degree of risk.  Few properties that are explored are ultimately developed into producing mines.  At present, our mineral properties have no known body of commercial ore.  Most exploration projects do not result in the discovery of commercially mineable deposits of ore.

Substantial expenditures are required for us to establish ore reserves through drilling, to develop metallurgical processes, to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining.

Although substantial benefits may be derived from the discovery of a major mineral deposit, no assurance can be given that we will discover minerals in sufficient quantities to justify commercial operations or that we can obtain the funds required for development on a timely basis.  The economics of developing precious and base metal mineral properties is affected by many factors including the cost of operations, variations in the grade of ore mined, fluctuations in metal markets, costs of processing equipment and other factors such as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection.  We have no producing mines at this time.

If we do not obtain additional financing, our business will fail.

Our current operating funds are less than necessary to complete exploration of our mineral claims, and therefore we will need to obtain additional financing in order to complete our business plan.  As at November 30, 2003, we had $342,817 in cash on hand.  Our business plan calls for significant expenses in connection with the exploration of our mineral claims.  We will require additional financing in order to complete these activities.  In addition, we will require additional financing to sustain our business operations if we are not successful in earning revenues once exploration is complete.  We do not currently have any arrangements for financing and we can provide no assurance to investors that we will be able to find such financing if required.

We believe the only realistic source of future funds presently available to us is through the sale of equity capital.  Any sale of share capital will result in dilution to existing shareholders.  The only other alternative for the financing of further exploration would be the offering by us of an interest in our properties to be earned by another party or parties carrying out further exploration thereof.

Because management has only limited experience in resource exploration, the business has a higher risk of failure.

Our management, while experienced in business operations, has only limited experience in resource exploration.  None of our directors or officers have any significant technical training or experience in resource exploration or mining.  We rely on the opinions of consulting geologists that we retain from time to time for specific exploration projects or property reviews.  As a result of our management’s inexperience, there is a higher risk of our being unable to complete our business plan.

Mineral exploration involves a high degree of risk against which we are not currently insured.

Unusual or unexpected rock formations, formation pressures, fires, power outages, labour disruptions, flooding, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are risks involved in the operation of mines and the conduct of exploration programs.  We have relied on and will continue to rely upon consultants and others for exploration expertise.

It is not always possible to fully insure against such risks and we may decide not to take out insurance against such risks as a result of high premiums or other reasons.  Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of our common stock.  We do not currently maintain insurance against environmental risks relating to our interests in the Longtom and Dixie Lake properties.

There is no assurance of the title to or boundaries of our resource properties.

Our interest in the Longtom and Dixie Lake properties may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects.  We have not conducted surveys on the property and there is a risk that the boundaries could be challenged.

We may require permits and licenses that we may not be able to obtain.

Our operations may require licenses and permits from various governmental authorities.  There can be no assurance that we will be able to obtain all necessary licenses and permits that may be required to conduct exploration, development and mining operations at our projects.

Metal prices fluctuate widely.

Factors beyond our control may affect the marketability of any resource we discover.  Metal prices have fluctuated widely, particularly in recent years.  The effect of these factors cannot accurately be predicted.

The resource industry is very competitive.

The resource industry is intensely competitive in all its phases.  We compete with many companies possessing greater financial resources and technical facilities than us for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.

Our operations may be adversely affected by environmental regulations.

Our operations may be subject to environmental regulations promulgated by government agencies from time to time.  Environmental legislation provides for restrictions and prohibitions on spills, release or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution.  A breach of such legislation may result in the imposition of fines and penalties.  In addition, certain types of operations require the submission and approval of environmental impact assessments.  Environmental legislation is evolving in a manner which means that standards, enforcement, fines and penalties for non-compliance are more stringent.  Environmental assessments of proposed projects carry a heightened degree of responsibility for us and our directors, officers and consultants.  The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of our operations.  We do not maintain environmental liability insurance.

The trading market for our shares is not always liquid.

Although our shares trade on the TSX Venture Exchange and the NASD OTC Bulletin Board, the volume of shares traded at any one time can be limited, and, as a result, there may not be a liquid trading market for our shares.

Our securities may be subject to penny stock regulation.

Because the current market price of our common stock is below US$5.00 per share, we are subject to "penny stock" regulation.  "Penny stock" rules impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (generally those with assets in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 together with a spouse).  For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of such securities and have received the purchaser's written consent to the transaction prior to the purchase.  Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a disclosure schedule prescribed by the Commission relating to the penny stock market.  The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative and current quotations for the securities.  Finally, monthly statements must be sent disclosing recent price information on the limited market in penny stocks.  Consequently, the "penny stock" rules restrict the ability of broker-dealers to sell our shares of common stock.

Enforcement of legal process may be difficult.

All members of our Board of Directors and management reside in Canada.  As well, our address for service is a Canadian address.  Accordingly, service of process upon us, or upon individuals related to us, may be difficult or impossible to obtain within the United States.

All of our assets are located outside of the United States.  Any judgment obtained in the United States against us may not be collectible within the United States.

As we are incorporated pursuant to the laws of Alberta, duties of our directors and officers, and the ability of shareholders to initiate a lawsuit on our behalf, are governed by the Alberta Business Corporations Act.

Item 4.  Information on the Company

4.1   History and Development

We were incorporated under the name “Alberta Star Mining Corp.” pursuant to the Business Corporations Act in the Province of Alberta, Canada by registration of our Memorandum and Articles of Association and the issuance by the Registrar of Companies of a Certificate of Incorporation on September 6, 1996.  On September 20, 2001, we consolidated our share capital such that every five common shares in our capital stock pre-consolidation were exchanged for one post-consolidation common share.  Concurrently, we changed our name to “Alberta Star Development Corp.”  Our head office is located at 200 – 675 West Hastings Street, Vancouver, British Columbia, Canada, V6B 1N2.  Our telephone number is (604) 681-3131.

We have not been involved in any bankruptcy, receivership or similar proceedings, nor have we been a party to any material reclassification, merger, consolidation or purchase or sale of a significant amount of assets.

We are engaged in the business of the acquisition, exploration and development of resource properties.  Our principal mineral property assets are an interest in the Dixie Lake Gold Project located near Ontario and an interest in the Longtom Property located about 350 kilometers northwest of Yellowknife, Northwest Territories.  As the Longtom Property and Dixie Lake Gold Project are in the exploration stage, we have no current operating income or cash flow.

There is no assurance that a commercially viable mineral deposit exists on the properties.  Further exploration will be required before a final evaluation as to the economic feasibility of the Dixie Lake and Longtom properties is determined.

4.2    Mineral Property Interests

By way of an Option Agreement dated February 12, 1998, Mongolia Gold Resources Ltd., now known as Tyhee Development Corp., granted us an option to acquire a 50% interest, subject to a 2% net smelter royalty in favour of Tyhee Development Corp., in a group of contiguous mining claims, known as the Longtom property, covering an area of approximately 14,351.55 hectares which is located about 350 kilometres north-northwest of Yellowknife, Northwest Territories, Canada.  At the time of the transaction, we did not have any directors in common with Mongolia Gold Resources Ltd.

We exercised this option by incurring expenditures on the Longtom property of $200,000, by issuing 4,000,000 common shares in our capital stock to Mongolia Gold Resources Ltd. and by paying surveying, filing and camp maintenance costs totalling $30,000.  We have the option to acquire the remaining 50% interest, subject to a 2% net smelter royalty, in the Longtom property from Tyhee Development Corp. by paying $315,000.  We may exercise this option at any time, though we are compelled to exercise the option within 90 days from the date that we have incurred $5,000,000 in exploration expenditures on the Longtom property.  Since the date of our agreement with Tyhee Development Corp., we have incurred $556,008 on exploration of the Longtom property.

At our option, we may pay half of the exercise price in our common shares.  The deemed price of our common shares would be the average TSX Venture Exchange closing market price of our shares on the five trading days immediately proceeding and the five trading days immediately following the date that the option exercise is triggered.  We have the right to joint venture the entire 100% interest in the Longtom property prior to the exercise of the option.

The Longtom property is located 50 kilometres southeast of Great Bear Lake, in Northwest Territories, Canada.  The area comprising the property was not explored in detail until 1985 when Central Electricity Generating Board Exploration (Canada) Ltd. (“CEGB”) conducted a three year intensive program.  This company commenced exploration for vein-type uranium/silver deposits.  This exploration led to the discovery of the Damp polymetallic prospect and the Maia and DW uranium showings on the Longtom property.

In 1986, CEGB mapped the Damp-Fog grid in detail and conducted detailed radiometric, magnetic and VLF-EM surveys over the area.  The mineralized outcrops were sampled by chipping and coring with a hand drill.  Soil samples were taken in the overburden covered part of the grid.  The data was compiled on 1:1000 scale maps.  Additional prospecting and geological mapping on scale 1:12500 were conducted in the surrounding area.

The 1988 exploration program on the Longtom property included drilling of 1,016 metres in 16 holes at Damp-Fog grid.  The drilling comprised 12 holes totalling 808 metres on the exposed part of the Damp breccia zone and its strike projection to the east, two holes totalling 104 metres on a conductor zone at the northwest end of Seahorse Lake and one hole of 52 metres on the Fog and DW uranium showings.  Surface working during the year on an island and west shore of Devil’s Lake resulted in the discovery of showings containing significant amounts of copper, molybdenum, cobalt, gold, silver, arsenic and nickel.  Most of the showings were magnetite-bearing veins, but one occurrence of copper/molybdenum appears to be granite-related or porphyry copper-type.  The results of the exploration were regarded as not sufficiently encouraging in view of declining uranium prices at that time.  Consequently, CEGB allows the prospecting permits to lapse, but retained the Damp claim.

In 1996, Mongolia Gold Resources Ltd. acquired the Longtom property and conducted a surface exploration program that included examination of old and new showings, a resampling of the Samp breccia zone and an airborne multiparameter geophysical survey of the property.  Channel cut sampling of the Damp breccia zone confirmed the polymetallic nature of the prospect, but gold assays were somewhat lower than the corresponding ones reported by CEGB.  Prospecting and trenching in the Devil’s Lake are revealed extensions of gold-bearing arsenopyrite veins, adding to the exploration potential of the area.

Mongolia Gold Resources Ltd. drilled four holes totalling 944.6 metres on the Damp breccia zone in early 1997.  Three of the holes intersected mineralization.  The drilling extended the copper-cobalt-silver-uranium-gold-bismuth mineralization to a deeper level (150 metres) than tested previously.  The mineralized zone is open at depth.  The drilling also encountered several mineralized intersections in other previously unknown parts of the breccia zone.

Upon optioning the Longtom property in 1998, we conducted a Phase I exploration program on the property consisting of  157 kilometres of line cutting on a control grid covering a 12 kilometre long “target belt” originating at the Damp showing.  A follow-up ground magnetic survey was also completed which more precisely defines the magnetic anomalies on the showing.

In October 2002, we conducted a gravity survey of the Longtom Property to detect potential anomalies caused by the presence of iron oxide, copper and gold mineralization. The ground-helicopter supported gravity survey was conducted over selected portions of the 19,642-acre claim-block. The data obtained from the survey is complimented by gravity data collected for Hudson’s Bay Exploration and Development Co. Ltd. in 2000 along the shores of Longtom Lake, and by a comprehensive regional (10 kilometer by 10 kilometer gravity survey completed by the Geological Survey of Canada. The objective of the survey was to map the distribution of large masses of variable density.

A total of 243 detailed gravity stations were recorded at 500-meter and some detail infill stations at 250 meters. The gravity survey confirmed the extent of what may be economic mineralization along a large structurally controlled faulting system.  The results show two significant 2.5-3.0 mGal gravity anomalies. These two gravity anomalies are coincident with the strong magnetic anomalies. The gravity anomalies occur along a 7.5 kilometre long trend and are up to 1.5 kilometres in width. Combined gravity, magnetic and radiometric anomalies are a common targeting criterion for iron-oxide/copper/gold mineralization and necessary in identifying an economic ore body.

In 2003, we conducted a 12 hole, 2,634 metre drill program on the Longtom property.  Two hundred forty-three drill core samples were analyzed for 36 elements by a registered analytical laboratory using standard assay techniques.  Drill testing confirmed the polymetallic nature of the property with appreciable copper, gold, cobalt, silver, uranium and iron over considerable areas.  Additional drilling is recommended to determine whether or not the Longtom property hosts economic mineralization.

Dixie Lake Property, Ontario

We also entered into an agreement during the most recently completed fiscal year with Fronteer Development Group Inc. to acquire a 50% undivided interest in the Dixie Lake Property (the “Dixie Lake Property”) located in the Red Lake belt in Ontario, Canada.  The property comprises an approximately 1,872 hectare area of 117 claim units in 51 unpatented mineral claims in the Red Lake Mining Division.  The property is held by Fronteer Development Group Inc. of Vancouver, British Columbia. Fronteer is actively exploring the property to test its potential to host economic gold mineralization.

To acquire the 50% interest in the Dixie Lake Property, we must:

1.

Pay $200,000 toward initial exploration expenditures, which we have paid;

2.

Incur additional aggregate exploration expenditures of not less than $2,000,000 as follows:

•

$200,000 on or before 22 December 2003 (incurred);

•

$500,000 on or before 22 September 2004;

•

 $1,100,000 on or before 22 September 2005; and

•

$2,000,000 on or before 22 September 2006.

3.        Pay $135,000 in cash to Fronteer Development Group Inc. and issue 350,000 common shares of the Company as follows:

           •      Pay $10,000 (paid) and issue 50,000 common shares (issued and valued at $8,500) of the Company by September 22, 2003;

           •      Pay $25,000 and issue 100,000 common shares of the Company by September 22,

      2004;

           •      Pay $40,000 and issue 100,000 common shares of the Company by September 22,

                  2005; and

           •      Pay $60,000 and issue 100,000 common shares of the Company by September 22,

                  2006.

4.        Pay additional cash payments related to an existing option agreement on the Dixie Lake

           Property as follows:

           •      $5,000 by 30 March 2004;

           •       $10,000 by 30 December 2004;

           •       $25,000 by 30 December 2005; and

           •      $40,000 by 30 December 2006.

Fronteer Development Group Inc. may bill us for the full amount of the estimated exploration expenditures scheduled to be undertaken on the Dixie Lake Property. We must pay such amounts within 10 days of the receipt of such billings.

Subsequent to the 2003 fiscal year, we were billed a total of $520,000 related to the exploration expenditures under the option on the Dixie Lake Property.  We have paid a total of $270,000 of this amount.

4.3

Competition

The mineral property exploration business, in general, is intensively competitive and there is not any assurance that even if commercial quantities of ore are discovered, a ready market will exist for sale of same.  Numerous factors beyond our control may affect the marketability of any substances discovered.  These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of mineral and environmental protection.  The exact effect of these factors cannot be accurately predicted, but the combination of these factors may make it difficult for us to receive an adequate return on investment.

We compete with many companies possessing greater financial resources and technical facilities for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.  However, due to low metal prices, we do not anticipate any difficulties retaining geologists or other consultants.

4.4

Management & Employees

We currently have three employees.  We have not signed employment agreements with any of these employees.

Our President and Chief Executive Officer, Tim Coupland devotes 90% of his business time to our affairs.  We have a management agreement dated December 1, 2000 with a private company owned by Mr. Coupland whereby he provides management services to us for $5,000 per month.  The initial term of this agreement was for one year.  Thereafter, it continues in force on a month-to-month basis until terminated by us or Mr. Coupland on 30 days written notice.

4.5

Office Space

We utilize about 300 square feet of office space in Vancouver, British Columbia. Our rent and related office expenses total approximately $1,000 per month.

4.6

Environmental Regulations

Mineral property exploration in the Northwest Territories is governed by the Canadian government.  The applicable statutes are the Canadian Environmental Assessment Act and the Canadian Environmental Protection Act.

In order to conduct exploration on our Longtom property, we had to acquire a land use permit.  When exploration ceases on a Northwest Territories property, the land affected needs to be reclaimed in order to protect public health and safety, to reduce or prevent environmental degradation and to allow future productive land use of the property.

The reclamation plan for any property is site specific.  In general, the reclamation plan consists of ensuring that the physical structures that remain do not impose a long-term hazard to public health and safety and the environment, which includes ensuring that the land and watercourses are returned to a safe and environmentally sound state.  It is estimated that the cost of reclaiming the Longtom property is approximately $20,000.

Item 5.  Operating and Financial Review and Prospects

5.1   Results of Operations

At November 30, 2003, we had cash on hand of $342,817 and accounts receivable of $84,431.  Liabilities totaled $218,085, and consisted of accounts payable and accrued liabilities of $217,036 and $1,049 due to related parties.

We incurred a net loss of $1,941,606 for the fiscal year ended November 30, 2003 as compared to a loss of $608,910 for the comparative period in 2002. The increase in net loss in the current fiscal year is primarily a result of costs associated with expenditures on our Longtom Property, and our acquisition of additional property interests surrounding the Longtom Property, and stock-based compensation paid to brokerage houses in connection with our two short form prospectus offerings.  During the period, we spent a total of $881,526 on Longtom Property exploration programs, $363,614 on the acquisition of interests in the Dixie Lake Gold project and additional claims in the vicinity of the Longtom property.

In addition to the exploration expenditures on the Longtom Property of $881,526, we incurred administration expenses for the year ended November 30, 2003 of $826,922.  This amount includes advertising and promotion costs of $78,706 consulting fees of $119,200, a compensation expense we incurred on granting stock options to our directors, officers and employees of $221,665, accounting, audit and legal fees of $95,104, management fees of $107,277, secretarial costs of $44,161, transfer agent and shareholder information fees of $27,306, rent and utilities $9,540, meals and entertainment amounting to $18,731, office and miscellaneous costs of $21,408, regulatory fees totaling $51,184, amortization costs relating to depreciation of computer equipment and website graphics of $7,222, telephone and internet costs of $12,411, automotive expenses of $12,102 and interest and bank charges of $905.

5.2   Liquidity and Capital Resources

Since our incorporation, we have financed our operations almost exclusively through the sale of our common shares to investors.  We expect to finance operations through the sale of equity in the foreseeable future as we have no source of revenue from our business operations.  There is no guarantee that we will be successful in arranging financing on acceptable terms.

At November 30, 2003, we had net cash of $342,817.  To a significant extent, our ability to raise capital is affected by trends and uncertainties beyond our control.  These include the market prices for base and precious metals and results from our exploration programs.  Our ability to attain our business objectives may be significantly impaired if prices for metals such as gold and copper fall or if results from our intended exploration programs on our properties are unsuccessful.

Our auditors are of the opinion that if we are unable to raise additional capital in the near future, due out our liquidity problems, we may need to curtail operations, liquidate assets, seek additional capital on less favorable terms and/or pursue other remedial measures.  Due to the nature of our business, there is substantial doubt about our ability to continue as a going concern.

Item 6.   Directors, Senior Management and Employees

6.1   Directors and Senior Management

Directors:

Name of Director

Age

----------------------

-----

Tim Coupland

  44

Michael Bogin

58

Lenic Rodriguez

  55

Executive Officers:

Name of Officer

Age

Office

--------------------

-----

 -------

Tim Coupland

  44

President, Chief Executive Officer

Greg Yanke

  34

Secretary

The following describes the business experience of our directors and executive officers, including other directorships held in reporting companies:

Tim Coupland

Tim Coupland has acted as our President and Chief Executive Officer since September 14, 2000.  Mr. Coupland graduated from Simon Fraser University in 1983 with a Bachelor of Arts degree in geography.  Since 1996, Mr. Coupland has acted as president, secretary and sole director of T8X Capital Ltd., a private British Columbia company involved in public company structuring and reorganization, preparing business plans, sourcing public and private financing and completing due diligence reviews of companies.  From November 1, 1996 to May 31, 1997, Mr. Coupland also provided investor relations services to CKD Ventures Ltd., a British Columbia reporting company whose shares traded on the Vancouver Stock Exchange.   In 1998, Mr. Coupland acted as a director of Vescan Equities Inc., a non-reporting junior resource company whose shares traded on the Canadian Dealer Network.  From March 1998 to March 1999, he also acted as director of Anglo-Sierra Resources Corp., a non-reporting junior resource company whose shares were quoted on the NASD OTC Bulletin Board.

Michael Bogin

Michael Bogin has over 25 years of diversified experience in short term, long term, accounts receivable, inventory, fixed asset and trade financing.  Since September 2002, he has acted as Vice-President of asset based lending and factoring for Kingsdale Capital Corporation.  From August 2000 to September 2002, he was employed as the Business Development Manager for TCE Capital Corporation, a financing company based in Toronto, Ontario.  Prior to this, Mr. Bogin acted as Senior Manager of Laurentian Bank of Canada (January 2000 to May 2000), Vice-President of G.E. Capital Canada (July 1998 to October 1999) and Vice-President Accord Business Credit Inc. (June 1989 to July 1998).

Lenic Rodriguez

Since 1999, Mr. Rodriguez has acted as managing director of First Access Financial Group, Inc., a private Bahamian company involved in arranging financing for private and public businesses.  He also acted as manager (from 1992 to 1995) and general manager (from 1998 to 1999) of AmPower S.A. de C.V., a private Mexican corporation.  From 1996 to 1998, he acted as manager of Canadian and Mexican operations for Select Capital Advisors, Inc.

Greg Yanke

Since February 2000, Mr. Yanke has been a self-employed securities lawyer and principal of Gregory S. Yanke Law Corporation.  From May, 1996 to February, 2000, he was employed as an associate lawyer with Beruschi & Company, Barristers and Solicitors, a Vancouver, Canada based law firm that practices securities and corporate law.  Mr. Yanke is a graduate of the University of British Columbia, receiving Bachelor degrees in Political Science (1991) and Law (1994).  He is a member in good standing with the Law Society of British Columbia.  Mr. Yanke currently acts as a director or officer of seven British Columbia and Alberta reporting companies in addition to us:  LMX Resources Ltd., Randsburg International Gold Corp., Candorado Operating Company Ltd., Iciena Ventures Inc., Big Bar Gold Corporation, Algorithm Media Inc. and Diamcor Mining Inc.  As well, Mr. Yanke acts as secretary of Infinex Ventures, Inc. and as secretary and a director of Tamarack Ventures,  Inc., both of which are United States reporting companies.

There are no arrangements or understandings between any of our directors or executive officers, pursuant to which they were selected to be a director or executive officer, nor are there any family relationships among any of our directors and officers.

   6.2   Compensation of Directors

We are required, under applicable securities legislation in Canada, to disclose to our shareholders details of compensation paid to our directors. The following fairly reflects all material information regarding compensation paid to our directors in our fiscal year ended November 30, 2003.

Summary Compensation Table

NAME AND PRINCIPAL POSITION	YEAR	ANNUAL COMPENSATION			LONG-TERM COMPENSATION
		Salary	Bonus	Other Annual Compensation	Awards		LTIP payouts	All Other Compen-sation
					Restricted Stock Awards	Securities Underlying Options/ SARs
Tim Coupland President and CEO	2003	107,277	Nil	Nil	Nil	1,025,594	Nil	$64,700
Michael Bogin Director	2003	Nil	Nil	Nil	Nil	100,000	Nil	Nil
Lenic Rodriguez Director	2003	Nil	Nil	Nil	Nil	102,808	Nil	Nil

6.3   Board Practices

Tim Coupland and Michael Bogin have acted as our directors since September 14, 2000.  Lenic Rodriguez was appointed as our director on August 2, 2001.  The directors hold office until the next annual general meeting of the shareholders at which time they may stand for re-election. We are required to hold an annual general meeting once in every calendar year and not longer than thirteen months from the last annual general meeting.

We are a party to a management contract with a private company owned by Tim Coupland whereby we pay him $5,000 per month for his management services.  No other directors has a service contracts with us nor are they entitled to any termination benefits.

Our audit committee is comprised of Tim Coupland, Michael Bogin and Lenic Rodriguez.  We have not appointed a remuneration committee.

6.4   Employees

We currently have three employees who provide their services on a part-time basis.  One provides us with secretarial services and two help us arrange equity financings and review potential business opportunities.  All would be classified as independent contractors.

When required, we have retained geological and other consultants to conduct work programs on the Longtom property and the Dixie Lake Gold Project.

6.5   Share Ownership of Directors and Officers

Our directors and officers own beneficially the following shares as of the date of this annual report:

Percentage of Outstanding

Number of Shares Owned

       Common Shares

Tim Coupland:                      1,766,250

6.51%

Greg Yanke:

90,000

0.33%

Lenic Rodriguez:

30,000

0.11%

Michael Bogin:

0

  0.00%

The above percentages are based on the number of common shares issued and outstanding in our capital stock as of the date of this annual report which is 27,127,032.

The following incentive stock options are outstanding to our directors and officers:

Shares that may be Purchased

   Upon Exercise of Option

Exercise Price

Expiry Date

Tim Coupland:

699,782

$0.20

November 28, 2003

100,000

$0.22

February 17, 2006

Lenic Rodriguez:

50,000

$0.20

November 28, 2005

52,808

$0.14

October 30, 2006

Michael Bogin:

50,000

$0.20

November 28, 2005

50,000

$0.14

January 5, 2006

Greg Yanke:

50,000

$0.20

November 28, 2005

30,000

$0.15

July 3, 2007

10,000

$0.14

October 30, 2006

10,000

$0.14

January 5, 2006

Item 7.   Major Shareholders and Related Party Transactions

7.1   Beneficial Ownership

As used in this section, the term "beneficial ownership" with respect to a security is defined by Regulation 228.403 under the Securities Exchange Act of 1934, as amended, as consisting of: (1) any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has or shares voting power (which includes the power to vote, or to direct the voting of such security) or investment power (which includes the power to dispose, or to direct the disposition of, such security); and (2) any person who, directly or indirectly, creates or uses a trust, proxy, power of attorney, pooling  arrangement  or  any  other  contract,  arrangement  or device with the purpose or effect of divesting such person of beneficial ownership of a security or preventing the vesting of such  beneficial ownership.

As of the date of this annual report, 27,127,032 common shares were issued and outstanding. The Company is authorized to issue an unlimited number of common shares.

As of the date of this registration statement, the following persons known to the Company were the beneficial owner of more than five percent of the outstanding common shares of the Company.

NAME

NUMBER OF SHARES

PERCENTAGE OF TOTAL

Tim Coupland

          1,766,250

   6.51%

Mr. Tim Coupland acquired these shares directly from us pursuant to a series of private placements and through the exercise of incentive stock options and share purchase warrants.

Each of our issued shares entitles the holder to one vote in general meeting.  There are no disproportionate or weighted voting privileges.

We are not controlled directly or indirectly by any other corporation or any other foreign government or by any other natural or legal person, severally or jointly.

There are no arrangements the operation of which at a subsequent date may result in a change in our control.

7.2   Related Party Transactions

In the fiscal year ended November 30, 2003, there were no transactions that materially affected or will materially affect us in which any director, executive officer or beneficial holder of more than 10% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates, has had or will have any direct or material indirect interest except as follows:

Private Placements:

•

Tim Coupland purchased 80,000 units at $0.25 from us pursuant to a private placement financing that was completed on May 15, 2003.  Each unit consisted of one common share and one one-year share purchase warrant entitling him to purchase an additional common share for $0.28.

•

Tim Coupland purchased 136,000 units at $0.15 from us pursuant to a private placement financing that was completed on November 13, 2003.  Each unit consisted of one common share and one two-year share purchase warrant entitling him to purchase an additional common share for $0.20.

Other Transactions:

•

We paid or accrued office secretarial fees of $44,161 to Tamiko Coupland, the wife of our President, Tim Coupland;

•

We paid or accrued legal fees of $19,043 to a law firm owned by Greg Yanke, our corporate secretary;

•

We paid or accrued consulting fees of $64,700 to a company controlled by Tim Coupland; and

•

We paid or accrued  management fees of $107,277  to a company controlled by Tim Coupland.

The amounts charged to us for the services provided have been determined by negotiation among the parties, and in certain cases, are covered by signed agreements. It is the position of the management that these transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

Our bylaws provide that our directors or officers must disclose in writing to us the nature and extent of any interest he has in a material contract, or proposed material contract, with us.  Such disclosure must be made immediately after the director or officer becomes aware of the contract or proposed contract.  A director who is required to disclose an interest in a material contract or proposed material contract may not vote on any resolution to approve the contract except in very limited circumstances.

7.3   Interests of Experts and Counsel

Our experts and counsel have no interest in our shareholdings other than our legal counsel, Mr. Gregory S. Yanke, who owns 90,000 common shares and 50,000 incentive stock options.  The terms of the incentive stock options granted to Mr. Yanke are described in the section above entitled “Share Ownership of Directors and Officers”.

Item 8.   Financial Information

8.1  Legal Proceedings

To the best of our knowledge there are no legal or arbitration proceedings threatened, pending or in progress against us except for a British Columbia Supreme Court action by Dr. Sunil Gandhi for $24,000 relating to geological fees and unspecified damages for stock options that he alleges are due to him.  We dispute Dr. Gandhi’s claim and have retained litigation counsel in this regard.  Dr. Gandhi has not taken any significant steps to proceed with his legal claim during the past year.

8.2   Significant Changes

There have been no significant changes since the date of the audited financial statements included herein other than as follows:

•     We issued 4,659,600 common shares in our capital, pursuant to the exercise of various share purchase warrants and stock options, for cash proceeds of $1,091,075.

•     We were billed a total of $520,000 related to exploration expenditures under our option on the Dixie Lake Property. We paid a total of $270,000 of this amount.

Item 9.  The Offer and Listing

9.1   Offer and Listing Details

Our common shares trade on the TSX Venture Exchange under symbol “ASX” and on the NASD Over The Counter Bulletin Board under symbol “ASXSF”.  Our shares have traded on the TSX Venture Exchange, and on its predecessor, the Alberta Stock Exchange, since December 5, 1997.   The following table sets forth the high and low closing prices in Canadian funds of our common shares traded on

Period

High

Low

December 1, 1998 to November 30, 1999

$0.10

$0.025

December 1, 1999 to November 30, 2000

$0.45

$0.02

December 1, 2000 to November 30, 2001

$0.18

$0.04

December 1, 2001 to November 30, 2002

$0.25

$0.10

December 1, 2002 to November 30, 2003

$0.33

$0.13

March 2001 to May 2001

$0.15

$0.06

June 2001 to August 2001

$0.07

$0.04

September 2001 to November 2001

$0.12

$0.04

December 2001 to February 2002

$0.10

$0.10

March 2002 to May 2002

$0.20

$0.13

June 2002 to August 2002

$0.25

$0.15

September 2002 to November 2002

$0.20

$0.12

December 2002 to February 2003

$0.28

$0.13

March 2003 to May 2003

$0.31

$0.17

June 2003 to August 2003

$0.33

$0.14

September 2003 to November 2003

$0.245

$0.14

December 2003 to February 2004

$0.39

$0.21

November 2003                                                          $0.245

$0.175

December 2003

$0.28

$0.21

January 2004

$0.39

$0.26

February 2004

$0.38

$0.335

March 2004

$0.39

$0.285

April 2004

$0.35

$0.255

Effective September 20, 2001, our common shares were consolidated such that every five pre-consolidation common shares were exchanged for one post-consolidation common share.  Concurrently, our name was changed from “Alberta Star Mining Corp.” to “Alberta Star Development Corp.”

Our common shares have also been quoted for trading on the Over The Counter Bulletin Board since July 16, 2002.  However, no trades in our common shares occurred on this quotation system until January 29, 2003.  The following sets forth the high and low closing prices in United States funds of our common shares traded on the NASD Over The Counter Bulletin Board since this date:

          Period

High

Low

December 1, 2002 to November 30, 2003

$0.235

$0.09

December 2002 to February 2003

$0.14

$0.14

March 2003 to May 2003

$0.20

$0.132

June 2003 to August 2003

$0.235

$0.12

September 2003 to November 2003

$0.19

$0.09

December 2003 to February 2004

$0.32

$0.17

November 2003                                                           US$0.19

US$0.13

December 2003                                                           US$0.22

US$0.17

January 2004                                                               US$0.30

            US$0.20

February 2004                                                             US$0.32

US$0.25

March 2004                                                                 US$0.30

US$0.21

April 2004

US$0.27

US$0.16

Item 10.  Additional Information

10.1  Share Capital

Not applicable.

10.2   Bylaws and Articles of Association

We were incorporated under the Business Corporations Act of Alberta by registration of our articles of incorporation and bylaws. Pursuant to the provisions of the Business Corporations Act, a company may conduct any business that it is not restricted by the terms of its articles or bylaws from conducting. Our articles and bylaws contain no such restrictions.

Our directors are required to disclose to the board of directors the nature and extent of their interest in any proposed transaction or contract and must thereafter refrain from voting in respect thereof. An interested director may be counted in the quorum when a determination as to such director’s remuneration is being considered but may not vote in respect thereof. The directors have an unlimited power to borrow money, issue debt obligations and mortgage or charge our assets provided such actions are conducted bona fide and in the best interests of the Company. There are no mandatory retirement ages for directors or any required shareholdings.

All holders of common shares are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as the board of directors may from time to time determine. All holders of common shares will share equally on a per share basis in any dividend declared by the board of directors. The dividend entitlement time limit will be fixed by the board of directors at the time any such dividend is declared. Each outstanding common share is entitled to one vote on all matters submitted to a vote of our shareholders in general meeting. There are no cumulative voting rights attached to any of our shares and, accordingly, the holders of more than half of the shares represented at a general meeting can elect all of the directors to be elected in a general meeting.  All directors stand for re-election annually.  Upon any liquidation, dissolution or winding up, all common shareholders are entitled to share ratably in all net assets available for distribution after payment to creditors.  The common shares are not convertible or redeemable and have no preemptive, subscription or conversion rights.  In the event of a merger or consolidation, all common shareholders will be entitled to receive the same per share consideration.

The rights of shareholders may only be altered by the shareholders passing a special resolution at a general meeting. A special resolution may only be passed when it has been circulated to all shareholders by way of an information circular and then must be passed by seventy-five percent of the votes cast at the general meeting.

The board of directors may call annual and extraordinary general meetings when required. One or more shareholders holding in aggregate five percent or more of our issued shares may requisition an extraordinary meeting and the directors are required to hold such meeting within four months of such requisition. Only registered shareholders or persons duly appointed by proxy may be admitted to meetings unless otherwise permitted by the chairman of the meeting.

There are no national limitations or restrictions on the right to own our common shares.

There are no provisions in our bylaws or articles of association that would have the effect of delaying, deferring or preventing a change in control.

There are no provisions in our bylaws or articles of association that establish any threshold for disclosure of ownership.  However, the Alberta Securities Commission requires that persons that are the registered owners of, and/or have voting control over 10% or more of our common shares must file insider reports disclosing securities holdings.

10.3   Material Contracts

We are a party to the following material contracts, all of which are referred to in the exhibits section of this registration statement:

•

Management Agreement dated December 1, 2000 with T8X Capital Ltd., a private company owned by Mr. Tim Coupland, our president and chief executive officer.  Pursuant to the agreement, Mr. Coupland provides his management services to us for consideration of $5,000 per month for a period of one year.  Thereafter, the agreement continues from month to month until terminated by either party on 30 days written notice.

•

Option Agreement dated February 12, 1998, as amended with Mongolia Gold Resources Ltd., now known as Tyhee Development Corp. whereby we have the option to acquire the remaining 50% interest in the Longtom property located in the Northwest Territories, Canada for $315,000.  At our option, we may pay half of the exercise price in our common shares.

•

Mineral Property Purchase Agreement dated January 27, 2003 whereby we have acquired a 50% interest in the Target 1 claim, a 1,781.9-hectare mineral property located adjacent to the Longtom Property for $15,000 and 200,000 common shares in our capital.

•

Mineral Property Purchase Agreement dated February 17, 2003 whereby we have acquired a 50% interest in the Target 2 claim, a 2,530.8-hectare mineral property located adjacent to the Longtom Property for $15,000 and 200,000 common shares in our capital.

•

Mineral Property Option Agreement dated September 4, 2003 whereby we have the option to acquire a 50% interest in the Dixie Lake Gold Project.

•

Investor Relations Agreement dated February 17, 2003 whereby we have retained National Media Associates of La Canada, California to conduct media awareness programs on our behalf.

•

Investor Relations Agreement dated June 9, 2003 whereby we have retained Allan Feldman of Tsawwassen, British Columbia to provide investor relations services to us.

10.4    Exchange Controls and other Limitations Affecting Security Holders

There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares, other than withholding tax requirements.  See "Item 10.5. Taxation"

There is no limitation imposed by Canadian law or by our constituent documents on the right of a non-resident to hold or vote common shares, other than are provided in the Investment Canada Act (Canada). The following summarizes the principal features of the Investment Canada Act (Canada).

The Investment Canada Act (Canada) requires certain "non-Canadian" individuals, governments, corporation or other entities who wish to acquire a "Canadian business" (as defined in the Investment Canada Act), or establish a "new Canadian business" (as defined in the Investment Canada Act) to file either a notification or an application for review with a governmental agency known as "Investment Canada". The Investment Canada Act requires that certain acquisition of control of Canadian business by a "non-Canadian" must be reviewed and approved by the Minister responsible for the Investment Canada Act on the basis that the Minister is satisfied that the acquisition is "likely to be of net benefit to Canada", having regard to criteria set forth in the Investment Canada Act. Only acquisitions of control are reviewable under the Investment Canada Act; however, the Investment Canada Act provides detailed rules for the determination of whether control has been acquired and, pursuant to those rules, the acquisition of one-third or more of the voting shares of a corporation may, in some circumstances, be considered to constitute an acquisition of control. Certain reviewable acquisitions of control may not be implemented before being approved by the Minister; if the Minister does not ultimately approve a reviewable acquisition, which has been completed, the acquired Canadian business must be divested. Failure to comply with the review provisions of the Investment Canada Act could result in, amongst other things, an injunction or a court order directing disposition of assets of shares.

10.5        Canadian Federal Income Tax Consequences to United States Investors

A brief description of certain provisions of the tax treaty between Canada and the United States is included below, together with a brief outline of certain taxes, including withholding provisions to which United States security holders are subject under existing laws and regulations of Canada and United States; the consequences, if any, of state and local taxes are not considered. The following information is general and security holders are urged to seek the advice of their own tax advisors, tax counsel or accountants with respect to the applicability or effect on their own individual circumstances of not only the matters referred to herein, but also any state or local taxes.

Canadian federal tax legislation generally requires a 25% withholding from dividends paid or deemed to be paid to the Company's nonresident shareholders. However, shareholders resident in the United States will generally have this rate reduced to 15% through the tax treaty between Canada and the United States. The amount of stock dividends paid to non-residents of Canada will be subject to withholding tax at the same rate as cash dividends. The amount of stock dividend (for tax purposes) would generally be equal to the amount by which our stated capital has increased by reason of the payment of such dividend.  We will furnish additional tax information to shareholders in the event of such a dividend.  Interest paid or deemed to be paid on our debt securities held by non-Canadian residents may also be subject to Canadian withholding tax, depending upon the terms and provisions of such securities and any applicable tax treaty. Under present legislation in the United States, we are generally not subject to United States back up withholding rules, which would require withholding at a rate of 20% on dividends and interest paid to certain United States persons who have not provided us with a taxpayer identification number.

Gains derived from a disposition of shares of the company by a non-resident shareholder will be subject to tax in Canada only if not less than 25% of any class of our shares was owned by the nonresident shareholder and/or persons with whom the nonresident did not deal at arm's length at any time during the five-year period immediately preceding the disposition. In such cases gains derived by a U.S. shareholder from a disposition of our shares would likely be exempt from tax in Canada by virtue of the Canada-U.S. tax treaty.

ALL PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF PURCHASING THE COMMON SHARES.

10.6   Documents on Display

You may review a copy of our filings with the SEC, including exhibits and schedules filed with it, at the SEC's public reference facilities in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC maintains a Web site (HTTP://WWW.SEC.GOV) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC .

Item 11.  Quantitative and Qualitative Disclosures About Market Risk

Not applicable.

Item 12.   Descriptions of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.   Defaults, Dividend Arrearages and Delinquencies

Not applicable

Item 14.    Material Modifications to the Rights of Security Holders and Use of

                  Proceeds

Not applicable

Item 15.

Controls and Procedures

Evalution of Disclosure Controls

We evaluated the effectiveness of our disclosure controls and procedures as of the end of the 2003 fiscal year.  This evaluation was conducted with the participation of our chief executive officer and our principal accounting officer.

Disclosure controls are controls and other procedures that are designed to ensure that information that we are required to disclosed in the reports we file pursuant to the Securities Exchange Act of 1934 is recorded, processed, summarized and reported.

Limitations on the Effective of Controls

Our management does not expect that our disclosure controls or our internal controls over financial reporting will prevent all error and fraud.  A control system, no matter how well conceived and operated, can provide only reasonable, but no absolute, assurance that the objectives of a control system are met.  Further, any control system reflects limitations on resources, and the benefits of a control system must be considered relative to its costs.  These limitations also include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of a control.  A design of a control system is also based upon certain assumptions about potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate.  Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected.

Conclusions

Based upon their evaluation of our controls, the chief executive officer and principal accounting officer have concluded that, subject to the limitations noted above, the disclosure controls are effective providing reasonable assurance that material information relating to us is made known to management on a timely basis during the period when our reports are being prepared.  There were no changes in our internal controls that occurred during the quarter covered by this report that have materially affected, or are reasonably likely to materially affect our internal controls.

Item 16A.

Audit Committee Financial Expert

We do not have an audit committee financial expert serving on our audit committee.

PART III

Item 17.

Financial Statements

Our audited financial statements include:

•

our balance sheet as at November 30, 2003 and November 30, 2002;

•

the following statements for the fiscal years ended November 30, 2003, 2002 and 2001, as well as from our inception to November 30, 2003:

•

statements of operations and deficit

•

statements of cash flow; and

•

statement of changes in shareholders’ equity

All of these were prepared by our auditor, James Stafford, Chartered Accountants.

The financial statements are prepared in accordance with generally accepted accounting principles in Canada and are reconciled to United States generally accepted accounting principles in Note 14.  All figures are expressed in Canadian dollars.

Item 18.

Financial Statements

See "Item 17 Financial Statement"

Item 19.

Exhibits

Exhibit 1:

Financial Statements

Exhibit 2:

Certificate of Incorporation and Certificate of Amendment and Registration of Restated Articles *

Exhibit 3:

Bylaws *

Exhibit 4:

Articles of Association *

Exhibit 5:

Option Agreement dated February 12, 1998 between Alberta Star Mining Corp. and Mongolia Gold Resources Ltd. *

Exhibit 6:

Amending agreement between Alberta Star Development Corp. and Tyhee Development Corp.**

Exhibit 7:

Mineral Property Purchase Agreement dated January 27, 2003 between Alberta Star Development Corp. and Mr. David G. Lorne**

Exhibit 8:

Mineral Property Purchase Agreement dated February 17, 2003 between Alberta Star Development Corp. and Mr. David G. Lorne**

Exhibit 9:  Property Option Agreement dated September 4, 2003 between Alberta Star

                   Development Corp. and Fronteer Development Group Inc.

Exhibit 10:  Investor Relations Agreement dated February 17, 2003 between Alberta Star

                     Development Corp. and National Media Associates**

    Exhibit 11:  Investor Relations Agreement dated June 9, 2003 between Alberta Star

                        Development Corp. and Mr. Allan Feldman.

Exhibit 12:  Management Agreement dated December 1, 2000 between Alberta Star Mining

                    Corp. and Tim Coupland*

      Exhibit 31.1:   Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to

                              Section 302 of the Sarbanes-Oxley Act of 2002

      Exhibit 31.2:   Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to

                              Section 302 of the Sarbanes-Oxley Act of 2002

      Exhibit 32.1:  Certification of Chief Executive Officer pursuant to Section 302 of the

                             Sarbanes-Oxley Act of 2002

      Exhibit 32.2:  Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-

                               Oxley Act of 2002

* incorporated by reference from our Form 20-F that was filed with the commission on June 8, 2001.

**  incorporated by reference from our Form 20-F that was filed with the commission on April 7, 2003.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly cause and authorized the undersigned to sign this statement on its behalf.

ALBERTA STAR DEVELOPMENT CORP.

Dated:  June 1, 2004

By:  /s/ Tim Coupland

       Tim Coupland, President

Alberta Star Development Corp.

(An Exploration Stage Company)

Financial Statements

(Expressed in Canadian dollars)

30 November 2003

JAMES STAFFORD

James Stafford

Chartered Accountants*

Suite 300 – 555 West Georgia Street

Vancouver, British Columbia

Canada V6B 1Z6

Telephone +1 (604) 669 0711

Facsimile +1 (604) 669 0754

* Includes an incorporated professional

Independent Auditors’ Report

To the Shareholders of

Alberta Star Mining Corp.

(An Exploration Stage Company)

We have audited the balance sheets of Alberta Star Development Corp. (an exploration stage company) as at 30 November 2003 and 2002 and the statements of operations and deficit, cash flows and changes in shareholders’ equity for the years ended 30 November 2003, 2002 and 2001.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards and auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as, evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at 30 November 2003 and 2002 and the results of its operations and its cash flows for the years ended 30 November 2003, 2002 and 2001 in accordance with Canadian generally accepted accounting principles.

“James Stafford”

Vancouver, Canada

Chartered Accountants

19 March 2004

Comments by auditor on Canada-United States of America Reporting Difference

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are substantial uncertainties about the Company’s ability to continue as a going concern, as referred to in Note 1 to the financial statements.  Our report to the shareholders dated 19 March 2004 is expressed in accordance with Canadian standards which do not require a reference to such events and conditions in the auditors’ report when these are adequately disclosed financial statements.

“James Stafford”

Vancouver, Canada

Chartered Accountants

19 March 2004

The accompanying notes are an integral part of these financial statements.

Alberta Star Development Corp.

(An Exploration Stage Company)

Balance Sheets

(Expressed in Canadian Dollars)

As at 30 November

	2003	2002
Assets	$	$

Current
Cash and cash equivalents	342,817	161,408
Amounts receivable (Note )	84,431	5,892

	427,248	167,300

Property, plant and equipment (Note )	15,679	17,109

	442,927	184,409

Liabilities

Current
Accounts payable and accrued liabilities (Note )	217,036	39,687
Due to related parties (Note )	1,049	71,688

	218,085	111,375

Shareholders’ equity
Capital stock (Note )
Authorized
Unlimited number of preferred shares
Unlimited number of voting common shares
Issued and outstanding
2003 – 20,735,499 common shares
2002 – 9,826,169 common shares	4,026,676	2,154,927
Contributed surplus (Note )	221,665	-
Deficit, accumulated during the exploration stage	(4,023,499)	(2,081,893)

	224,842	73,034

	442,927	184,409

Nature and Continuance of Operations (Note )

Commitments (Note )

Contingency (Note )

On behalf of the Board:

/s/ Tim Coupland

Director

/s/ Michael Bogin

Director

Alberta Star Development Corp.

(An Exploration Stage Company)

Statements of Operations and Deficit

(Expressed in Canadian Dollars)

	Cumulative amounts from inception to 30 November 2003	For the year ended 30 November 2003	For the year ended 30 November 2002	For the year ended 30 November 2001
	$	$	$	$

Expenses
Mineral property (Schedule 1)	1,773,022	1,217,014	174,235	160,221
General and administrative (Schedule 2)	1,791,550	826,922	434,675	243,729

Net loss before income taxes	(3,564,572)	(2,043,936)	(608,910)	(403,950)

Future income tax recovery	102,330	102,330	-	-

Net loss for the year	(3,462,242)	(1,941,606)	(608,910)	(403,950)

Deficit, accumulated during the exploration stage, beginning of year	-	(2,081,893)	(1,472,983)	(507,776)

Adjustment for change in accounting policy (Note )	(561,257)	-	-	(561,257)

Deficit, accumulated during the exploration stage, end of year	(4,023,499)	(4,023,499)	(2,081,893)	(1,472,983)

Basic loss per share (Note )		(0.12)	(0.10)	(0.12)

Alberta Star Development Corp.

(An Exploration Stage Company)

Statements of Cash Flows

(Expressed in Canadian Dollars)

	Cumulative amounts from inception to 30 November 2003	For the year ended 30 November 2003	For the year ended 30 November 2002	For the year ended 30 November 2001
	$	$	$	$

Cash flows from operating activities
Net loss for the year	(3,462,242)	(1,941,606)	(608,910)	(403,950)
Adjustments to reconcile loss to net cash used by operating activities
Amortization	11,746	7,222	3,680	618
Future income taxes (Note )	(102,330)	(102,330)	-	-
Stock-based compensation (Note )	221,665	221,665	-	-
Financing fee (Note )	23,000	23,000	-	-
Acquisition of mineral property interests (Notes and )	112,500	112,500	-	-

	(3,195,661)	(1,679,549)	(605,230)	(403,332)

Changes in operating assets and liabilities
(Increase) decrease in amounts receivable	(84,431)	(78,539)	12,252	(5,919)
Increase (decrease) in accounts payable	217,036	177,349	11,713	(68,404)
Increase (decrease) in due to related parties	1,049	(70,639)	71,688	-

	(3,062,007)	(1,651,378)	(509,577)	(477,655)

Cash flows from investing activities
Purchase of property, plant and equipment	(27,425)	(5,792)	(18,568)	(1,556)

Cash flows from financing activities
Change in accounting policy	(561,257)	-	-	-
Common shares issued for cash	4,180,736	1,928,018	745,800	395,000
Common share issuance costs	(187,230)	(89,439)	(53,375)	(2,306)

	3,432,249	1,838,579	692,425	392,694

Increase (decrease) in cash and cash equivalents	342,817	181,409	164,280	(86,517)

Cash and cash equivalents, beginning of year	-	161,408	(2,872)	83,645

Cash and cash equivalents, end of year	342,817	342,817	161,408	(2,872)

Supplemental Disclosures with Respect to Cash Flows (Note )

Alberta Star Development Corp.

(An Exploration Stage Company)

Statements of Changes in Shareholders’ Equity

(Expressed in Canadian Dollars)

	Number of shares issued	Share capital	Contributed surplus	Deficit accumulated during the exploration stage	Total shareholders’ equity
		$	$	$	$

Balance at 30 November 2000	15,114,180	1,069,808	-	(507,776)	562,032
Shares issued for cash	3,000,000	300,000	-	-	300,000
Share consolidation 5:1	(14,491,344)	-	-	-	-
Shares issued for cash	633,333	95,000	-	-	95,000
Share issuance costs	-	(2,306)	-	-	(2,306)
Adjustment for change in accounting policy (Note )	-	-	-	(561,257)	(561,257)
Net loss for the year	-	-	-	(403,950)	(403,950)

Balance at 30 November 2001	4,256,169	1,462,502	-	(1,472,983)	(10,481)
Shares issued for cash	5,570,000	745,800	-	-	745,800
Share issuance costs	-	(53,375)	-	-	(53,375)
Net loss for the year	-	-	-	(608,910)	(608,910)

Balance at 30 November 2002	9,826,169	2,154,927	-	(2,081,893)	73,034
Shares issued for cash	10,497,308	1,928,018	-	-	1,928,018
Shares issued for mineral property (Notes and )	450,000	112,500	-	-	112,500
Shares issued for service (Notes and )	100,000	23,000	-	-	23,000
Share issuance costs	-	(89,439)	-	-	(89,439)
Stock-based compensation (Note )	-	-	221,665	-	221,665
Tax benefits renounced to flow-through share subscribers (Note )	-	(102,330)	-	-	(102,330)
Escrow shares cancelled	(137,978)	-	-	-	-
Net loss for the year	-	-	-	(1,941,606)	(1,941,606)

Balance at 30 November 2003	20,735,499	4,026,676	221,665	(4,023,499)	224,842

Alberta Star Development Corp.

(An Exploration Stage Company)

Schedule 1 – Mineral Properties

(Expressed in Canadian Dollars)

	Cumulative amounts from inception to 30 November 2003	For the year ended 30 November 2003	For the year ended 30 November 2002	For the year ended 30 November 2001
	$	$	$	$

Operating expenses
Consulting fees	57,534	21,627	28,533	6,374
Drilling	210,057	209,669	388	-
Field	171,402	65,658	81,366	24,378
Geology and engineering	441,313	348,424	79,004	13,885
Travel	317,612	236,148	65,880	15,584

	1,197,918	881,526	255,171	60,221

Acquisition of mineral property interests (Note )	463,614	363,614	-	100,000

Recovery of mineral property costs	(37,497)	(11,561)	(25,936)	-

Sales of mineral property interests (Notes and )	(71,565)	(16,565)	(55,000)	-

Write-off of mineral properties and related costs	220,552	-	-	-

	1,773,022	1,217,014	174,235	160,221

All operating expenses for the years ended 30 November 2003, 2002 and 2001 are related to the Longtom Property (Note ).

Alberta Star Development Corp.

(An Exploration Stage Company)

Schedule 2 – General and Administrative Expenses

(Expressed in Canadian Dollars)

	Cumulative amounts from inception to 30 November 2003	For the year ended 30 November 2003	For the year ended 30 November 2002	For the year ended 30 November 2001
	$	$	$	$

Advertising and promotion	78,706	78,706	-	-
Amortization	11,746	7,222	3,680	618
Automotive	27,493	12,102	3,522	11,869
Bank charges and interest (Note )	3,794	905	970	1,450
Consulting fees (Note )	350,646	119,200	169,945	55,201
Filing and financing fees (Note )	73,481	51,184	6,153	8,780
Legal and accounting (Note )	306,455	95,104	90,987	36,314
Management fees (Note )	288,387	107,277	64,100	57,010
Meals and entertainment	43,309	18,731	10,792	11,778
Office and miscellaneous	70,590	21,408	6,261	6,195
Rent and utilities	43,741	9,540	10,015	9,120
Secretarial fees (Note )	120,111	44,161	43,050	26,950
Stock-based compensation (Note )	221,665	221,665	-	-
Telephone and internet	14,855	12,411	2,444	-
Transfer fees and shareholder information	122,355	27,306	18,276	13,998
Travel	14,216	-	4,480	4,446

	1,791,550	826,922	434,675	243,729

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

30 November 2003

1.

Nature and Continuance of Operations

Alberta Star Development Corp. (the “Company”) was incorporated under the laws of the province of Alberta on 6 September 1996 and is in the exploration stage.

The Company is in the business of acquiring and exploring mineral properties.  The recoverability of the amounts expended by the Company on acquiring and exploring mineral properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to complete the acquisition and/or development of the properties and upon future profitable production.

The Company’s financial statements as at 30 November 2003 and for the year then ended have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business.  The Company has a loss of $1,941,606 for the year ended 30 November 2003 (2002 - $608,910, 2001 - $403,950) and has working capital of $209,163 at 30 November 2003 (2002 - $55,925).

Management cannot provide assurance that the Company will ultimately achieve profitable operations or become cash flow positive, or raise additional debt and/or equity capital.  However, based on its prior demonstrated ability to raise capital, management believes that the Company’s capital resources should be adequate to continue operating and maintain its business strategy during fiscal 2004.  However, if the Company is unable to raise additional capital in the near future, due to the Company’s liquidity problems, management expects that the Company will need to curtail operations, liquidate assets, seek additional capital on less favourable terms and/or pursue other remedial measures.  These financial statements do not include any adjustments related to the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

2.

Changes in Accounting Policies

i.

Effective 1 December 2002, the Company adopted, on a prospective basis, the provisions of new Section 3870 “Stock-Based Compensation and Other Stock Based Payments” of the Canadian Institute of Chartered Accountants’ Handbook (“Section 3870”).  Section 3870 establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments to both employees and non-employees.  Section 3870 recommends that certain stock-based transactions, such as the grant of stock options, be accounted for at fair value.  The section is only applicable to transactions that occurred on or after 1 December 2002.

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

30 November 2003

ii.

The Canadian Institute of Chartered Accountants (the “CICA”) issued new accounting recommendations for the presentation and disclosure of basic and diluted earnings per share.  Effective 1 January 2001, the Company adopted these new recommendations on a retroactive basis.  The most significant change under the new recommendations is the use of the “treasury stock method” instead of the “imputed earnings approach” in computing diluted earnings per share.  The retroactive impacts of adopting the new recommendations for the years ended 30 November 2003, 2002 and 2001 had no impact on earnings per share.

iii.

The CICA issued Accounting Guideline No. 11, which covers the Company’s exploration activities.  In the past, the Company has capitalized certain exploration costs both on the Longtom Property and the Harrison Lake Property that were not covered by feasibility studies, whereas under the new guideline, the Company would be required to expense these amounts in the year incurred.  Effective 1 January 2001, the Company adopted these new recommendations on a retroactive basis, but has not restated prior year comparative financial statements.  The impact as at 1 January 2001 of the adoption of these new recommendations is to reduce mineral properties by $561,257 and to increase deficit, accumulated during the exploration stage by $561,257.

3.

Significant Accounting Policies

The following is a summary of significant accounting policies used in the preparation of these financial statements.

Cash and cash equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less.

Property, plant and equipment

Property, plant and equipment are recorded at cost and are amortized over their estimated useful lives at the following annual rates, with half the rate being applied in the year of acquisition:

Computer equipment

30%

declining balance

Equipment

20%

declining balance

Website graphics

3 years

straight line

Foreign exchange

Transaction amounts denominated in foreign currencies are translated into functional currency at exchange rates prevailing at transaction dates.

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

30 November 2003

Mineral properties and deferred exploration costs

Mineral exploration costs are expensed as incurred.  When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves, costs incurred prospectively to develop the property are capitalized as incurred and are depreciated using the unit-of-production depreciation method over the estimated life of the ore body based on proven and probable reserves.

Major development costs incurred after the commencement of production, are capitalized as incurred and are depreciated using the unit-of-production depreciation method based on proven and probable reserves.

Ongoing development expenditures to maintain production are charged to operations as incurred.

Mineral property and deferred exploration costs are currently charged to operations as incurred since the Company has not met the criteria for deferral of development costs under Canadian generally accepted accounting principles.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, according to the usual industry standards for the stage of exploration of such properties, these procedures do not guarantee the Company’s title.  Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

Reclamation costs

The Company’s policy for recording reclamation costs is to record a liability for the estimated costs to reclaim mined land by recording charges to production costs for each tonne of ore mined over the life of the mine.  The amount charged is based on management’s estimation of reclamation costs to be incurred.  The accrued liability is reduced as reclamation expenditures are made.  Certain reclamation work is performed concurrently with mining and these expenditures are charged to operations at that time.

Stock-based compensation

Effective 1 December 2002, the Company adopted, on a prospective basis, the provisions of new Section 3870 “Stock-Based Compensation and Other Stock Based Payments” of the Canadian Institute of Chartered Accountants’ Handbook (“Section 3870”).  Section 3870 establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments to both employees and non-employees.  Section 3870 recommends that certain stock-based transactions, such as the grant of stock options, be accounted for at fair value.  The section is only applicable to transactions that occurred on or after 1 December 2002.

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

30 November 2003

Basic loss per share

Loss per share is calculated using the weighted average number of common shares outstanding during the year.  For the years ended 30 November 2003, 2002 and 2001, the weighted average number of common shares outstanding was 15,745,310, 6,074,336 and 3,562,607 respectively.

In accordance with the revised recommendations of the CICA, the Company changed from the imputed earnings approach to the treasury stock method, to compute the dilutive effect of the options, warrants, and similar instruments on diluted loss per share.  Under this method, the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options and warrants.  It assumes that the proceeds would be used to purchase common shares at the average market price during the period.  The new standard has been applied on a retroactive basis and has no material impact on the amounts presented.

Fully diluted earnings per share consider the dilutive impact of the conversion of outstanding stock options and warrants as if the events had occurred at the beginning of the year.  For the years ended 30 November 2003, 2002 and 2001, this calculation proved to be anti-dilutive.

Impairment of long-lived assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  An impairment loss would be recognized when the carrying amount of an asset exceeds the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition.  The amount of the impairment loss to be recorded is calculated by the excess of the assets carrying value over its fair value.  Fair value is determined using a discounted cash flow analysis.

Flow-through common shares

Resource expenditure deductions for income tax purposes, related to exploration activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation.  Capital stock is reduced and future income tax liability increased by the estimated tax benefits transferred to shareholders.

Income taxes

The Company uses the liability method of accounting for income taxes whereby future income taxes are recognized for the tax consequences of temporary differences by applying statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities.  The Company recognizes a future income tax asset when it appears more likely than not that some or all of the future income tax assets will be realized.

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

30 November 2003

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the reported period.  Actual results could differ from these estimates.

Financial instruments

Financial instruments are initially recorded at historical costs.  If subsequent circumstances indicate that a decline in fair value of a financial instrument is other than temporary, the financial asset is written-down to its fair value.

Values

The amounts shown for mineral properties and for deferred exploration costs represent costs to date, and do not necessarily represent present or future values, as they are entirely dependent upon the economic recovery of future reserves.

Comparative figures

Certain comparative figures have been adjusted to conform to the current period’s presentation.

4.      Amounts Receivable

Amounts receivable are non-interest bearing, unsecured and have settlement dates within one year.

	2003	2002
	$	$

Goods and Services Tax receivable	58,323	5,892
Mineral property expenditures recovery	26,108	-

	84,431	5,892

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

30 November 2003

5.       Property, Plant and Equipment

		Accumulated	Net book value
	Cost	amortization	2003	2002
	$	$	$	$

Computer equipment	7,300	1,937	5,363	629
Equipment	2,756	1,045	1,711	2,138
Website graphics	17,210	8,605	8,605	14,342

	27,266	11,587	15,679	17,109

During the year ended 30 November 2003, total additions to property, plant and equipment were $5,792 (2002 - $18,568).

6.      Mineral Properties

Longtom Property, Northwest Territories

The Company holds a 50% undivided interest in the Longtom Property (the “Longtom Property”) located about 350 kilometers northwest of Yellowknife, in the Northwest Territories, Canada.  The Longtom Property is registered 100% in the name of the Company and the Company is the operator of the Property.  The Company’s 50% interest in the Longtom Property is subject to a 2% net smelter royalty.

The Company has the right to acquire the remaining 50% interest in the Longtom Property (the “Longtom Option”) for $315,000 payable either in cash or 50% ($157,500) in cash and 50% in common shares of the Company.  The deemed price of the Company’s shares issued on the exercise of the Longtom Option would be the average TSX Venture Exchange closing market price of its common shares on the five trading days immediately proceeding and the five trading days immediately following the date that the option is exercised. The Company is compelled to exercise the Longtom Option: 1) within 90 days from the date it has incurred $5,000,000 in exploration expenditures on the Longtom Property; or 2) at the date the Company advises the optionor in writing that it will complete the Longtom Option to purchase the remaining 50% interest in the Longtom Property.

The Company has the right to enter into joint venture or option agreements related to the Longtom Property with third parties prior to the exercise of the Longtom Option.

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

30 November 2003

During the year ended 30 November 2003, the Company entered into a non-binding letter of intent (the “Letter of Intent”) with Fronteer Development Group Inc. (“Fronteer”).  Under the Letter of Intent, Fronteer may earn up to a 75% interest in the Longtom Property by paying the Company $15,000 cash and spending an aggregate of $500,000 on exploration expenditures over three years according to the following schedule:

-        Pay $5,000 cash by 30 October 2003;

-        Pay $3,000 cash and incur $50,000 in exploration expenditures by 30 October 2004;

-        Pay $3,000 cash and incur $150,000 in exploration expenditures by 30 October 2005; and

-        Pay $4,000 cash and incur $300,000 in exploration expenditures by 30 October 2006.

Fronteer will be the operator of the program during the earn-in period.  In the event that Fronteer fails to meet its obligations, Fronteer shall forfeit all interest in the Longtom Property.

During the year ended 30 November 2002, the Company sold a 5% interest in three mineral claims in the Longtom Property for cash proceeds of $55,000.

All mineral property operating expenses for the years ended 30 November 2003, 2002 and 2001 are related to the Longtom Property.

Longtom Property Target 1, Northwest Territories

During the year ended 30 November 2003, the Company acquired a 50% interest in a 1,781.9 hectare mineral property located in the Longtom Lake area of the Northwest Territories for cash proceeds of $15,000 and 200,000 common shares of the Company valued at $56,000 (Note ).

Longtom Property Target 2, Northwest Territories

During the year ended 30 November 2003, the Company entered into an agreement to acquire a 50% interest in a 2,530.8 hectare mineral property located in the Longtom Lake area of the Northwest Territories for cash proceeds of $15,000 and 200,000 common shares of the Company valued at $48,000 (Note ).

The Company must incur a minimum of $50,000 in exploration expenditures on the property by each year ended 31 December 2003 and 31 December 2004 to maintain its option to acquire this interest (not incurred by 31 December 2003).

Harrison Lake Property, British Columbia

During the year ended 30 November 2001, the Company acquired three mineral claims (the “Harrison Lake Property”) located in the New Westminster Mining Division, British Columbia, for cash proceeds of $100,000.  This amount was expensed as incurred.

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

30 November 2003

On 15 February 2002, the Company entered into an agreement with Candorado Operating Company Ltd. (“Candorado”) to sell the Harrison Lake Property for proceeds of 200,000 common shares of Candorado.  The 200,000 common shares were received on 21 January 2003, sold on the same day and the cash proceeds of $16,565 are recorded as recovery of mineral property costs (Note ).

Dixie Lake Property, Ontario

During the year ended 30 November 2003, the Company entered into an agreement with Fronteer Development Group Inc. to acquire a 50% undivided interest in the Dixie Lake Property (the “Dixie Lake Property”) located in the Red Lake belt in Ontario, Canada.

To acquire the 50% interest in the Dixie Lake Property, the Company must:

i.        Pay $200,000 toward initial exploration expenditures by 2 October 2003 ($100,000 paid on 23 October 2003 and $100,000 accrued at 30 November 2003 and paid on 12 December 2003 (Note )).

ii.        Incur additional aggregate exploration expenditures of not less than $2,000,000 as follows:

-        $200,000 on or before 22 December 2003;

-        $500,000 on or before 22 September 2004;

-        $1,100,000 on or before 22 September 2005; and

-        $2,000,000 on or before 22 September 2006 (Note ).

iii.        Pay cash payment of $135,000 and issue 350,000 common shares of the Company as follows:

-        Pay $10,000 (paid) and issue 50,000 common shares (issued and valued at $8,500) of the

Company by 22 September 2003;

-        Pay $25,000 and issue 100,000 common shares of the Company by 22 September 2004;

-        Pay $40,000 and issue 100,000 common shares of the Company by 22 September 2005; and

-        Pay $60,000 and issue 100,000 common shares of the Company by 22 September 2006 (Note ).

iv.        Pay additional cash payments related to an existing option agreement on the Dixie Lake Property as   follows:

-        $5,000 by 30 March 2004;

-        $10,000 by 30 December 2004;

-        $25,000 by 30 December 2005; and

-        $40,000 by 30 December 2006 (Note ).

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

30 November 2003

The optionor of the Dixie Lake Property may bill the Company for the full amount of the estimated exploration expenditures scheduled to be undertaken on the Dixie Lake Property.  The Company must pay such amounts within 10 days of the receipt of such billings (Note ).

Consolidated Jaba Inc. – Providence Claims, Beatty, Nevada

During the year ended 30 November 2003, the Company entered into a non-binding letter of intent (the “Letter of Intent”) to acquire an 80% interest in the Providence project located in Beatty, Nevada, USA.  To acquire the 80% interest, the Company must:

-        Commit to a 1500 meter drill program by 30 June 2004;

-        Complete US$800,000 in exploration expenditures over the next four years;

-        Issue 650,000 common shares of the Company to the optionor over the next four years subject to regulatory approval; and

-        Complete a bankable feasibility study.

During the year ended 30 November 2003, the Company paid $11,114 related to the due diligence review of the property.

Subsequent to 30 November 2003, the Company abandoned its interest with Consolidated Jaba Inc. on the Providence Claims (Note ).

7.       Title to Mineral Properties

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristics of many mining properties.  The Company has investigated title to its mineral property and, to the best of its knowledge, title to its property is in good standing.

8.       Reclamation Provision

Costs relating to ongoing site restoration are expensed when incurred.  The Company’s estimate of its ultimate reclamation ability may vary from current estimates due to possible changes in laws, regulations and changes in costs estimated.  The Company will accrue additional liabilities for further reclamation costs when evidence becomes available indicating that its reclamation liability has changed.

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

30 November 2003

9.      Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities are non-interest bearing, unsecured and have settlement dates within one year.

Included in accounts payable at 30 November 2003 is $100,000 payable by the Company under its option on the Dixie Lake Property (Note ).

10.     Due to Related Parties

Amounts due to related parties are non-interest bearing, unsecured and have no fixed terms of repayment (Note ).

During the year ended 30 November 2003, the amount in due to related parties includes $NIL (2002 - $6,600) payable to a director and shareholder of the Company, $1,049 (2002 - $56,488) payable to a company or companies controlled by a director and shareholder of the Company, and $NIL (2002 - $8,600) payable to an individual related to a director of the Company.

11.     Related Parties Transactions

During the year ended 30 November 2002, the Company entered into the following transactions with related parties:

i.

Paid or accrued office secretarial fees of $44,161 (2002 - $43,050, 2001 - $26,950) to an individual related to a director of the Company.

ii.

Paid or accrued office secretarial fees of $19,043 (2002 - $22,106, 2001 - $18,142) to a company controlled by the corporate secretary and a shareholder of the Company.

iii.

Paid or accrued consulting fees of $64,700 (2002 - $32,500, 2001 - $NIL) to a company controlled by a director and shareholder of the Company.

iv.

Paid or accrued management fees of $107,277 (2002 - $64,100, 2001 - $57,010) to a company controlled by a shareholder and director of the Company.

The amounts charged to the Company for the services provided have been determined by negotiation among the parties, and in certain cases, are covered by signed agreements.  It is the position of the management of the Company that these transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

30 November 2003

12.     Capital Stock

Authorized capital stock consists of an unlimited number of voting common shares.  Authorized capital stock also consists of an unlimited number of preferred shares, to be issued in series, with the directors being authorized to determine the designation, rights, privileges, restrictions and conditions attached to all of the preferred shares.

i.       On 19 February 2003, the Company issued 200,000 common shares at a price of $0.28 per share for the acquisition of mineral property interests (Notes  and ).

ii.      On 18 March 2003, the Company issued 200,000 common shares at a price of $0.24 per share for the acquisition of mineral property interests (Notes  and ).

iii.     On 29 April 2003, the Company issued 3,500,000 units at a price of $0.23 per unit.  Each unit consists of one common share and one share purchase warrant which entitles the holder to purchase an additional common share at a price of $0.30 up to 30 April 2004.  At 30 November 2003, all of the warrants remain outstanding.

iv.     On 29 April 2003, the Company issued 100,000 common shares at a price of $0.23 per share for services related to financing fees and granted 700,000 units of share purchase warrants.  Each unit entitles the holder to purchase an additional common share at a price of $0.25 up to 30 April 2004.  At 30 November 2003, all of the related warrants remain outstanding (Note ).

v.      On 21 May 2003, the Company issued 840,000 units at a price of $0.25 per unit.  Each unit consists of one common share and one share purchase warrant which entitles the holder to purchase an additional common share at a price of $0.28 up to 15 May 2004.  At 30 November 2003, all of the related warrants remain outstanding.  A total of 680,000 of these common shares were flow-through shares.

vi.     On 7 October 2003, the Company issued 50,000 common shares at a price of $0.17 per share for the acquisition of mineral property interests (Notes  and ).

vii.    On 13 November 2003, the Company issued 1,333,000 units at a price of $0.15 per unit.  Each unit consists of one common share and one share purchase warrant which entitles the holder to purchase an additional common share at a price of $0.20 up to 13 November 2005.  At 30 November 2003, all of the related warrants remain outstanding.  A total of 666,667 of these common shares were flow-through shares.

ix.     During the year ended 30 November 2003, the Company issued 50,000 common shares at a price of $0.19 per share upon the exercise of previously outstanding share purchase warrants.  The balance of the previously outstanding share purchase warrants expired during the year.

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

30 November 2003

x.      During the year ended 30 November 2003, the Company issued 100,000 common shares at a price of $0.20 per share upon the exercise of previously outstanding share purchase warrants.  The balance of the previously outstanding share purchase warrants expired during the year.

xi.     During the year ended 30 November 2003, the Company issued 250,000 common shares at a price of $0.10 per share upon the exercise of previously outstanding share purchase warrants.  At 30 November 2003, all of the related warrants were exercised.

xii.    During the year ended 30 November 2003, the Company issued 425,000 common shares at a price of $0.14 per share upon the exercise of previously outstanding share purchase warrants.  At 30 November 2003, 1,075,000 share purchase warrants remain outstanding.

xiii.   During the year ended 30 November 2003, the Company issued 3,500,000 common shares at a price of $0.15 per share upon the exercise of previously outstanding share purchase warrants.  At 30 November 2003, all of the related warrants were exercised.

xiv.   During the year ended 30 November 2003, the Company issued 54,500 common shares at a price of $0.15 per share upon the exercise of previously outstanding share options.  At 30 November 2003, 645,500 share options remain outstanding.

xv.    During the year ended 30 November 2003, the Company issued 13,282 common shares at a price of $0.14 per share upon the exercise of previously outstanding share options.  At 30 November 2003, 60,000 share options remain outstanding.

xvi.   During the year ended 30 November 2003, the Company issued 69,526 common shares at a price of $0.14 per share upon the exercise of previously outstanding share options.  At 30 November 2003, 62,808 share options remain outstanding.

xvii.  During the year ended 30 November 2003, the Company issued 362,000 common shares at a price of $0.15 per share upon the exercise of previously outstanding share options.  At 30 November 2003, 55,000 share options remain outstanding.

Escrowed shares

A total of 137,978 common shares held in escrow were cancelled during the year ended 30 November 2003.

Stock options

The Company grants share options in accordance with the policies of the TSX Venture.  Under the general guidelines of the TSX Venture, the Company may reserve up to 10% of its issued and outstanding shares to its employees, directors, or consultants to purchase shares of the Company.

The following incentive stock options were outstanding at 30 November 2003:

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

30 November 2003

	Exercise	Number	Remaining
	price, $	of shares	contractual life (years)

Options	0.15	645,500	0.84
	0.20	400,000	1.99
	0.20	1,499,782	2.00
	0.14	60,000	2.10
	0.14	62,808	2.85
	0.15	55,000	3.59

		2,723,090

The following is a summary of stock based compensation activities during the years ended 30 November 2003 and 2002:

	Number of shares	Weighted average exercise price $

Outstanding and exercisable at 1 December 2001	425,616	0.14

Granted	1,117,000	0.15
Exercised	(220,000)	0.14
Forfeited	-	-

Outstanding and exercisable at 30 November 2002	1,322,616	0.15

Weighted average fair value of options granted during the year		0.15

Outstanding and exercisable at 1 December 2002	1,322,616	0.15

Granted	1,899,782	0.20
Exercised	(499,308)	0.15
Forfeited	-	-

Outstanding and exercisable at 30 November 2003	2,723,090	0.19

Weighted average fair value of options granted during the year		0.19

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

30 November 2003

Warrants

The following share purchase warrants were outstanding at 30 November 2003:

	Exercise	Number	Remaining
	price, $	of shares	contractual life (years)

Warrants	0.14	1,075,000	0.37
	0.25	700,000	0.42
	0.30	3,500,000	0.42
	0.28	840,000	0.46
	0.20	1,333,000	1.96

		7,448,000

13.     Stock-Based Compensation

During the year ended 30 November 2003, the Company granted 799,782 stock options to employees and directors.  The estimated fair value of these options was $0.1167 per share for a total of $93,335.  This amount has been expensed as stock-based compensation in the statement of operations with a corresponding amount recorded as contributed surplus in shareholders’ equity.

Included in stock options granted during the year ended 30 November 2003 are 1,100,000 stock options issued to consultants.  Total stock based compensation for stock options granted to consultants recognized during the year was $128,330 which has been recorded in the statement of operations as stock-based compensation with a corresponding amount recorded as contributed surplus in shareholders’ equity.  The weighted average fair value of these stock options granted during the year ended 30 November 2003 was $0.1167 per share.

The following assumptions were used for the Black-Scholes valuation of stock options granted during the year:

2003

Risk free interest rate	1.65%
Expected life	2 years
Annualized volatility	88%
Expected dividends	-

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

30 November 2003

14.     Commitments

On 14 July 2003, the Company entered into a contract for investor relations services with an individual requiring the payment of $4,000 per month and the granting of stock options to purchase 100,000 common shares of the Company for $0.22 per common share for three years from the date of the grant.  These options will vest in stages over a period of 12 months.  These options were not granted at 30 November 2003.

The Company has entered into a service contract with a company, requiring payments of US$2,500 per month for a one-year period ending 17 February 2004.

The Company has outstanding and future commitments under mineral property option agreements to pay cash and issue common shares of the Company (Note ).

15.     Income Taxes

A reconciliation of current income taxes at statutory rates with reported taxes is as follows:

	2003	2002	2001
	$	$	$

Net loss before income taxes	(2,043,936)	(608,910)	(403,950)

Income tax recovery at statutory rates	802,262	245,932	162,952
Stock-based compensation not deductible for income tax purposes	(84,011)	-	-
(Unrecognized) benefits of non-capital losses	(615,921)	(245,932)	(162,952)

Future income tax recovery	102,330	-	-

Amounts of future tax assets and liabilities are as follows:

	2003	2002
	$	$

Future tax assets (liabilities):
Non-capital loss carryforwards	620,059	392,752
Resource expenditures	915,939	491,882

	1,535,998	884,634
Less: valuation allowance	(1,535,998)	(884,634)

Actual income taxes	-	-

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

30 November 2003

Temporary differences giving rise to the future tax assets are primarily the result of net operating loss carryforwards and cumulative mineral exploration expenditures available to offset future taxable income.  As at 30 November 2003, the total of these net operating losses and mineral property expenditures are approximately $1,636,039 and $2,416,726 respectively.  The right to claim the net operating loss carryforwards will expire at various dates through to the taxation year ending 30 November 2010.  The cumulative exploration expenditures can be carried forward indefinitely.  Because of the uncertainty regarding the Company’s ability to utilize the tax assets in future years, an allowance equal to the full amount has been provided.  Consequently, the income tax benefits resulting from the utilization of these tax assets will be recognized in the year in which they are realized for tax purposes.

During the year 30 November 2003, the Company issued 1,346,667 common shares on flow-through basis for gross proceeds of $270,000.  The flow-through agreements require the Company to renounce certain tax deductions for Canadian exploration expenditures incurred on the Company’s mineral properties to the flow-through participants.

16.    Contingency

In 2001, the Company was named a defendant in a lawsuit filed by a former supplier for payment of a purported invoice in the amount of $24,000 and an alleged stock option to purchase 100,000 common shares of the Company at a price of $0.10 per share.  In the opinion of management, this claim is without merit and the Company will be successful in its defence of this claim.  A total of $24,000 related to this amount was accrued in accounts payable in the financial statements during the years ended 30 November 2003 and 2002. The alleged stock options have not been reflected in these financial statements or notes.

17.     Financial Instruments

The Company’s financial instruments consist of cash, amounts receivable and accounts payable.  Management has determined that the carrying value of the financial instruments approximate fair value due to their short-term nature.

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

30 November 2003

18.     Supplemental Disclosures with Respect to Cash Flows

	Cumulative amounts from inception to 30 November 2003	2003	2002	2001
	$	$	$	$

Cash paid during the year for interest	3,794	905	970	1,450
Cash paid during the year for income taxes	-	-	-	-

During the year ended 30 November 2003, the Company issued 100,000 common shares valued at $23,000 for financing fees.

During the year ended 30 November 2003, the Company issued 450,000 common shares valued at $112,500 for the acquisition of the mineral property interests (Note ).

On 21 January 2003, the Company sold its interest in the Harrison Lake Property to Candorado for proceeds of 200,000 shares of Candorado valued at $16,565.  These shares were sold for proceeds of $16,565 on the same date (Note ).

19.     Segmented Information

The Company operates solely in Canada in one reporting segment, mineral production and related activities.

20.     Subsequent Events

Subsequent to 30 November 2003, the Company issued 4,659,600 for cash proceeds of $1,091,075.

Subsequent to 30 November 2003, the Company was billed a total of $520,000 related to exploration expenditures under its option on the Dixie Lake Property.  The Company has paid a total of $270,000 of this amount.

Subsequent to 30 November 2003, the Company renounced $908,133 in mineral property expenditures related to flow-through shares.

Subsequent to 30 November 2003, the Company abandoned its interest with Consolidated Jaba Inc. on the Providence Claims (Note ).

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

30 November 2003

Differences between Canadian and United States Generally Accepted Accounting Principles

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”).  Except as set out below, these financial statements also comply, in all material aspects, with accounting principles generally accepted in the United States of America (“United States GAAP”)

i.

Stock based compensation

Under Canadian GAAP, the Company has recorded stock-based compensation expense of $221,665, $NIL and $NIL for each of the years ended 30 November 2003, 2002 and 2001 respectively.

Under United States GAAP, the Company measures its employee stock-based awards using the fair value method as prescribed under SFAS No. 123 “Accounting for Stock-Based Compensation” and SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure”, an amendment to SFAS No. 123.

Under United States GAAP, on the date of issuance, the Company determines the fair value of the employee stock options using the Black-Scholes option pricing model.  In determining the fair value of these employee stock options, the following assumptions were used.

	2003	2002	2001

Risk free interest rate	1.65%	2.97%	6.61%
Expected life	2 years	3 years	5 years
Expected volatility	88%	71%	126%
Expected dividends	-	-	-

Under United States GAAP, the Company has recorded expenses related to stock options granted of $221,665 (also recorded under Canadian GAAP), $97,235 and $116,482 for the years ended 30 November 2003, 2002 and 2001 respectively.

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

30 November 2003

The following is a summary of the status of stock options outstanding at 30 November 2003:

Outstanding options			Exercisable options
Exercise price, $	Number of shares	Remaining contractual life (years)	Number of shares	Exercise price, $

0.15	645,500	0.84	645,500	0.84
0.20	400,000	1.99	400,000	0.20
0.20	1,499,782	2.00	1,499,782	0.20

0.14	60,000	2.10	60,000	0.14
0.14	62,808	2.85	62,808	0.14
0.15	55,000	3.59	55,000	0.15

The following is a summary of stock based compensation activities during the years ended 30 November 2003, 2002 and 2001:

	Number of shares	Weighted average exercise price $

Outstanding and exercisable at 1 December 2000	1,200,000	0.10

Granted	1,566,418	0.14
Exercised	(550,000)	0.10
Forfeited	(650,000)	0.10
Share consolidation 5:1	(1,253,136)	-
Granted	132,334	0.14
Forfeited	(20,000)	0.14

Outstanding and exercisable at 30 November 2001	425,616	0.14

Weighted average fair value of options granted during the year		0.101

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

30 November 2003

Outstanding and exercisable at 1 December 2001	425,616	0.14

Granted	1,117,000	0.15
Exercised	(220,000)	0.14
Forfeited	-	-

Outstanding and exercisable at 30 November 2002	1,322,616	0.15

Weighted average fair value of options granted during the year		0.15

Outstanding and exercisable at 1 December 2002	1,322,616	0.15

Granted	1,899,782	0.20
Exercised	(499,308)	0.15
Forfeited	-	-

Outstanding and exercisable at 30 November 2003	2,723,090	0.19

Weighted average fair value of options granted during the year		0.19

ii.

Earnings (loss) per share

Under both Canadian and United States GAAP, basic earnings (loss) per share is computed by dividing the earnings (loss) to common shareholders by the weighted average number of shares outstanding during the year.  For Canadian reporting purposes, fully diluted earnings per share is calculated under the assumption that any convertible notes are converted at the date issued and stock options and warrants exercised at the date of grant.

For United States reporting purposes, in February 1997, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 128, “Earnings per share.”  Under SFAS No. 128, diluted earnings per share, takes into consideration the weighted average number of shares outstanding during the year and potentially dilutive common shares.  For the years ended 30 November 2003, 2002 and 2001, this calculation proved to be anti-dilutive.

Under United States GAAP, the weighted average number of common shares outstanding excludes any shares that remain in escrow, but may be earned out based on the Company incurring a certain amount of exploration and development expenditures.

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

30 November 2003

The weighted average number of common shares outstanding for calculating basic earnings (loss) per share under United States GAAP for the years ended 30 November 2003, 2002 and 2001 were 15,745,310, 5,936,358 and 3,396,738 respectively.  The calculation of diluted earnings per share for the years ended 30 November 2003, 2002 and 2001 proved to be anti-dilutive.

A reconciliation of the differences between the weighted average number of shares used under Canadian and United States GAAP are as follows:

	2003	2002	2001

Weighted average number of shares under Canadian generally accepted accounting principles	15,745,310	6,074,336	3,562,607

Less:
Capital stock held in escrow that may be earned out based on exploration expenditures	-	(137,978)	(165,869)

Weighted average number of shares under United States generally accepted accounting principles	15,745,310	5,936,358	3,396,738

Basic loss per share is computed as follows:

	2003	2002	2001

Numerator:	(2,043,936)	(746,145)	(520,432)
Numerator for net loss per share
Denominator:
Weighted average shares outstanding	15,745,310	5,936,358	3,396,738

Net loss per share - basis	(0.130)	(0.126)	(0.153)

iii.        Comprehensive income

SFAS No. 130 “Reporting Comprehensive Income” establishes standards for the reporting and display of comprehensive income and its components (revenues, expenses, gains, and losses).  SFAS No. 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in the financial statements for the Company.  There are no differences between net loss for the year and comprehensive loss.

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

30 November 2003

       iv.        Mineral property and deferred exploration costs

Under United States GAAP, exploration and prospecting costs are charged to expense as incurred, as are development costs for projects not yet determined by management to be commercially feasible.  Expenditures for mine development are capitalized when the property is determined to have economically recoverable proven reserves but is not yet producing at a commercial level.  Prior to commencing commercial production, revenues relating to development ore, net of mining costs associated with its production, are offset against mine development costs.  Mine development costs incurred to access reserves on producing mines are also capitalized.  Capitalization of all exploration, development, and acquisition costs commences once the Company identifies proven and probable reserves that relate to specific properties.

The mining property is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.  If estimated future cash flows expected to result from the use of the mining project and its eventual disposition are less than the carrying amount of the mining property, an impairment is recognized based upon the estimated fair value of the mining property.  Fair value generally is based on the present value of estimated future net cash flows for the mining property, calculated using estimates of proven and probable mining reserves, future prices, operating costs, capital requirements and reclamation costs.

The Company has no determinable proven or probable mineral property reserves at this time.

v.         Accounting for impairment of long-lived assets and for long-lived assets to be disposed of

For United States reporting purposes, the Company has adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.”  In the event that facts and circumstances indicate that the carrying amount of an asset may not be recoverable and an estimate of future and undiscounted cash flows is less than the carrying amount of the asset, an impairment loss will be recognized.

vi.         Concentration of credit risk

The Company is exposed to credit losses in the event of non-performance by the counter-parties to the financial instruments but does not expect any counter-parties to fail to meet their obligations.  The Company generally does not obtain collateral or other security to support financial instruments subject to credit risk but monitors the credit standing of counter-parties.

        vii.      Income taxes

Income taxes are calculated in accordance with the provision set forth in SFAS No. 109, “Accounting for Income Taxes.”  Under SFAS No. 109, deferred income taxes are determined using an asset and liabilities approach.  This method gives consideration to the future tax consequences associated with differences between the financial accounting and tax basis of assets and liabilities and gives immediate effect to changes in income tax laws.

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

30 November 2003

Temporary differences giving rise to the deferred tax asset consist primarily of the excess of amortization for accounting purposes over the amount for tax purposes.

The Company has fully reserved the tax benefits of these amounts because the likelihood of realization of the tax benefits cannot be determined.

viii.      Canadian flow-through shares

Flow-through shares are typically issued by small Canadian Exploration Stage Companies. The flow-through shares permit the investor to claim deductions for tax purposes related to expenditures incurred by the issuer. The issuer explicitly renounces the right to claim these deductions. The investor’s tax basis is reduced by the amount of deductions taken.

Under the Canadian GAAP, when the flow-through shares are issued they are recorded at their face value. When the entity acquires assets the carrying value may exceed the tax basis as a result of the enterprise renouncing the deductions to the investors. The tax effect of the temporary difference is recorded as a reduction in share capital. This standard is consistent with the accounting previously adopted for United States GAAP purposes by issuers of flow-through shares.

However, current practice under SFAS No. 109 directs that when flow-through shares are issued the proceeds should be allocated between the offering of shares and the sale of tax benefits. The allocation is made based on the difference between the quoted price of the existing shares and the amount the investor pays for the flow-through shares. A liability is recognized for this difference. The liability is reversed when tax benefits are renounced and a deferred tax liability is recognized at that time. Income tax expense is the difference between the amount of the deferred tax liability and the liability recognized on issuance.

During the year ended 30 November 2001, the Company issued 350,000 common shares on a flow-through basis for $0.10 per share on a total proceeds of $35,000. All of this amount was renounced to the respective investors during the year ended 30 November 2002.

On 30 October 2001, the Company issued 566,666 common shares on a flow-through basis for $0.15 per share on a total proceeds of $85,000. All of this amount was renounced to the respective investors during the year ended 30 November 2002.

On 21 May 2003, the Company issued 680,000 common shares on a flow-through basis for $0.25 per share on total proceeds of $170,000.  At 30 November 2003, none of this amount had been renounced to the respective investors (Note ).

On 13 November 2003, the Company issued 666,667 common shares on a flow-through basis for $0.15 per share on total proceeds of $100,000.  At 30 November 2003, none of this amount had been renounced to the respective investors (Note ).

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

30 November 2003

The impact of the SFAS No. 109 on the attached financial statements at 30 November 2003 is to increase current liabilities by $13,600 (2002 - $NIL), to increase deferred tax liability by $54,000 (2002 - $54,000), to reduce equity by $67,600 (2002 - $54,000) and to increase net loss by $102,330 (2002 - $40,000, 2001 - $NIL).

The impact of the above differences between Canadian and United States GAAP on the balance sheet items as reported, is as follows:

	2003			2002
	Balance as reported	Adjustments	Balance as per United States reporting requirements	Balance as reported	Adjustments	Balance as per United States reporting requirements
	$	$	$	$	$	$

Current assets	427,248	-	427,248	167,300	-	167,300
Property, plant and equipment	15,679	-	15,679	17,109	-	17,109

	442,927	-	442,927	184,409	-	184,409

Current liabilities	217,036	13,600	230,636	39,687	-	39,687
Long-term liabilities	-	54,000	54,000	-	54,000	54,000
Due to related parties	1,049	-	1,049	71,688	-	71,688
Shareholders’ equity	224,842	(67,600)	157,242	73,034	(54,000)	19,034

	442,927	-	442,927	184,409	-	184,409

There are no differences between Canadian GAAP and United States GAAP on mineral property and expenditures.

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

30 November 2003

The impact of the above differences between Canadian and United States GAAP on the loss for the year are as follows:

	Cumulative amounts from inception to 30 November 2003	2003	2002	2001
	$	$	$	$

Loss for the year, as reported	(3,462,242)	(1,941,606)	(608,910)	(403,950)
Less:
Compensation expense on granting of stock options	(240,417)	-	(97,235)	(116,482)
Deferred income tax expense related to flow-through shares	(142,330)	(102,330)	(40,000)	-

Loss for the year in accordance with United States generally accepted accounting principles	(3,844,989)	(2,043,936)	(746,145)	(520,432)

Basic loss per share in accordance with United States generally accepted accounting principles		(0.130)	(0.126)	(0.153)

There are no differences between Canadian GAAP and United States GAAP on the statement of cash flows.

PROPERTY OPTION AGREEMENT

THIS AGREEMENT is dated for reference the 4th day of September, 2003.

AMONG:

FRONTEER DEVELOPMENT GROUP INC. (Fronteer), a company duly incorporated under the laws of the Province of British Columbia and Ontario and having offices at 1640 - 1066 West Hastings Street, Vancouver, British Columbia, V6E 2X1

(the "Optionor")

OF THE FIRST PART

AND:

ALBERTA STAR DEVELOPMENT CORP.  (Alberta Star), a company duly incorporated under the laws of the Province of British Columbia and having offices at 200-675 West Hastings Street, Vancouver, BC, V6B 1N2

(the "Optionee")

OF THE SECOND PART

WHEREAS:

A.

FRONTEER  owns a 100% beneficial interest in the mineral claims identified in Schedule A and defined in Article 1 as the "Property";

B.

Subject to the terms and provisions of this Agreement, ALBERTA STAR will pay $10,000 and issue 50,000 common shares of ALBERTA STAR to FRONTEER upon execution of this Agreement and may thereafter at its option make additional cash payments to FRONTEER and issue common shares in the capital of ALBERTA STAR to FRONTEER and spend monies in exploration on the Property all in accordance with Subsection 5.1(c) and Section 5.4 of this Agreement in order to earn an undivided 50% ownership interest in the Property;

AND WHEREAS as of November 5, 2001, English granted to and in favour of Fronteer an option to earn up to a one hundred percent (100%) undivided interest in the English Property together with a right of first refusal in the event that Fronteer wishes to sell all or any part of its right, title or interest in and to the English Property to a third party

IN CONSIDERATION OF the mutual promises set forth below, FRONTEER and ALBERTA STAR agree as follows:

1.        INTERPRETATION

1.1

For the purposes of this Agreement, including the recitals and any schedules hereto, unless there is something in the subject matter of context inconsistent therewith, the following words and expressions shall have the following meanings:

"Agreement" means this Agreement, as amended from time to time;

"After Acquired Property" means any and all mineral interests staked, located, granted or acquired by or on behalf of any party during the currency of this Agreement, which are located in whole or in part, within one (1) kilometres of the perimeter of the Dixie Lake Property

"Exchange" means the Canadian Venture Exchange and Toronto Stock Exchange;

"Expenditures" mean all cash, expenses, obligations and liabilities, other than for personal injury or Property damage, of whatever kind or nature spent or incurred directly or indirectly in connection with mineral exploration.

"Mining Work" means every kind of work done on or in respect of the Property or any part thereof, or the products therefrom by or under the direction of or on behalf of or for the benefit of a party and, without limiting the generality of the foregoing, includes assessment work, geophysical, geochemical and geological surveying, studies and mapping, investigating, drilling, designing, examining, equipping, improving, surveying, shaft sinking, raising, crosscutting and drifting, searching for, digging, trucking, sampling, working and procuring minerals, mineral products, ores, metals and concentrates, surveying and bringing any mineral claims or other interests to lease or patent, reporting and all other work usually considered to be prospecting, exploration, development and mining work;

"Option" means the option granted by the Optionors to the Optionee under Subsection 3.1 of this Agreement; and

"Property" means the Dixie Lake Property as more particularly described in Appendix “A”  hereto, and any part or parts thereof, together with the surface rights, mineral rights, personal Property and permits associated therewith, and shall include any renewal thereof and any other form of successor or substitute title thereto, and any After Acquired Property.

In this Agreement, all dollar amounts are expressed in lawful currency of Canada, unless specifically provided to the contrary.

The titles to the respective articles hereof shall not be deemed to be a part of this Agreement but shall be regarded as having been used for convenience only.

Words used herein importing the singular number shall include the plural, and vice-versa, and words importing the masculine gender shall include the feminine and neuter genders, and vice-versa, and words importing persons shall include firms, partnerships and corporations.

2.        REPRESENTATIONS AND WARRANTIES

The Optionee represents and warrants to the Optionors that:

(a)

it is a company duly incorporated, validly subsisting and in good standing with respect to filing of annual reports under the laws of the Province of British Columbia and is or will be qualified to do business and to hold an interest in the Property pursuant to the laws of the Province of British Columbia;

(b)

it has full power and authority to carry on its business and to enter into this Agreement and any agreement or instrument referred to in or contemplated by this Agreement and to carry out and perform all of its obligations and duties hereunder; and

(c)

it has duly obtained all authorizations for the execution, delivery, and performance of this Agreement, and such execution, delivery and performance and the consummation of the transactions herein contemplated will not conflict with, or accelerate the performance required by or result in any breach of any covenants or agreements contained in or constitute a default under, or result in the creation of any encumbrance, lien or charge under the provisions of its constating or initiating documents or any indenture, agreement or other instrument whatsoever to which it is a party or by which it is bound or to which it may be subject and will not contravene any applicable laws.

The Optionors, jointly and severally represent and warrant to the Optionee that:

(a)

they are the sole legal and beneficial owners of an undivided 100% interest in and to the Property;

(b)

the Property are in good standing under the laws of the Province of Ontario;

(c)

to the best of their knowledge and belief, the Property are free and clear of all liens, charges and encumbrances and is not subject to any right, claim or interest of any other person;

(d)

they have complied with all laws in effect in the Province of Ontario with respect to the Property and the Property have been duly and properly staked and recorded in accordance with such laws;

(e)

to the best of their knowledge and belief, there is no adverse claim or challenge against or to the ownership of or title to the Property, or any portion thereof nor is there any basis thereof and there are no outstanding agreements or options to acquire or purchase the Property or any portion thereof or interest therein and no person has any royalty or interest whatsoever in production or profits from the Property or any portion thereof, and the Property are not the whole or substantially the whole of the Optionors' assets or undertaking;

(f)

to the best of their knowledge and belief, there has been no material spill, discharge, leak, emission, ejection, escape, dumping, or any release or threatened release of any kind, of any toxic or hazardous substance or waste (as defined by any applicable law) from, on in or under the Property or into the environment, except releases permitted or otherwise authorized by such law;

(g)

to the best of their knowledge and belief, no toxic or hazardous substance or waste has been disposed of or is located on the Property as a result of activities of the Optionor or their predecessors in interest;

(h)

to the best of their knowledge and belief, no toxic or hazardous substance or waste has been treated on or is now stored on the Property;

(i)

to the best of their knowledge and belief, there are no pending or ongoing actions taken by or on behalf of any native persons pursuant to the assertion of any land claims with respect to lands included in the Property;

(j)

they shall be liable and shall indemnify and save the Optionee harmless from all loss, damage, costs, actions and suits arising out of or in connection with any breach of any covenant, representation or warranty contained in this Agreement.  The Optionors acknowledge and agree that the Optionee has entered into this Agreement relying on the covenants, representations and warranties of this Agreement;

(k)

they hereby agree to defend at their sole cost and expense the rights of the Optionee under this Agreement against all persons whomsoever claiming or purporting to claim the same or any part thereof or any interest therein except as set forth in this Agreement; and

(l)

they shall remain liable and indemnify the Optionee from and against any liability, loss, costs, claims or damages arising out of any matter or thing relating to their interest hereby assigned occurring or arising prior to the date of this Agreement.

The representations and warranties herein before set out are conditions on which the parties have relied in entering into this Agreement, are to be construed as both conditions and warranties and shall, regardless of any investigation which may have been made by or on behalf of any party as to the accuracy of such representations and warranties, survive the closing of the transaction contemplated hereby and each of the parties will indemnify and save the other harmless from all loss, damage, costs, actions and suits arising out of or in connection with any breach of any representation or warranty contained in this Agreement, and each party shall be entitled, in addition to any other remedy to which it may be entitled, to set off any such loss, damage or costs suffered by it as a result of any such breach against any payment required to be made by it to any other party hereunder.

3.        GRANT OF ENGLISH OPTION.

English hereby affirms its grant to Fronteer of the sole and exclusive right and option (the “Option”) exercisable in accordance with the terms agreed to between the parties, to acquire up to a one hundred percent (100%) undivided interest in the English Property, free and clear of all liens, charges, encumbrances, security interests and adverse claims.

4.        GRANT OF FRONTEER OPTION.

Fronteer hereby grants to Alberta Star the sole and exclusive right and option (the “Option”) exercisable in accordance with the terms agreed to between the parties, to acquire up to a fiftey percent (50%) undivided interest in the Fronteer Property, free and clear of all liens, charges, encumbrances, security interests and adverse claims.

5.        RIGHT OF FIRST REFUSAL.

If at any time, English wishes or seeks to sell, assign, transfer, convey or otherwise dispose of all or any portion of his interest in the English Property, Fronteer shall be entitled to a right of first refusal in respect thereof.

6.        OPTION

ALBERTA STAR will pay $10,000 and issue 50,000 common shares of ALBERTA STAR to FRONTEER upon execution of this Agreement and may thereafter at its option make additional cash payments to FRONTEER and issue common shares in the capital of ALBERTA STAR to FRONTEER and spend monies in exploration on the Properties all in accordance with the following schedule in order to earn an undivided 50% ownership interest in the Properties:

Incurring minimum exploration expenditures on the Property of $2.0 million within 3 years of the Approval Date, including a commitment of:

$200,000 before January 10th 2004.

An additional $300,000 before September 10 2004.

An additional $600,000 before September 10 2005.

An additional $900,000 before September 10 2006.

Issuing Common Shares of Alberta Star to Fronteer according to the following schedule:

100,000 common shares on September 10th , 2004

An additional 100,000 common shares on September 10th , 2005

An additional 100,000 common shares on September 10th, 2006

Issuing cash payments to Fronteer according to the folowing schedule

$25,000 on September 10th, 2004.

An additional $40,000 on September 10th, 2005.

An additional $60,000 on September 10th, 2006.

With regard to Fronteer’s underlying agreement with Perry English, Alberta Star will assume all underlying cash payment obligations ($80,000 over 4 years).  Fronteer will be responsible for share obligations to Perry English.

7.        FRONTEER’S EXPLORATION OBLIGATION

Fronteer will contribute $100,000 towards the initial exploration program (to be completed within the first four months), for a total initial exploration budget of $300,000.  Both Fronteer and Alberta Star will put their respective exploration contributions ($100,000 and $200,000) into a trust account prior to the commencement of the drill program.

8.        OPERATOR DURING EARN-IN PHASE

Fronteer will be designated as the operator of the Project during the Earn-In Phase.  The exploration team however, will consist of at least one member of Alberta Star, whose time will be billable to the project.  As compensation for general overhead expenses that the operator may incur, an amount equal to 5% of all exploration expenditures may be charged as a management fee against the expenditures incurred during the Earn-In phase.  However, compensation for individual contracts in excess of $100,000 shall not be subject to a management fee.

9.        PROGRAMS AND BUDGETS DURING EARN-IN PHASE

During the Earn-In Phase, Fronteer will be the operator and as such will design work programs, details and budgets pertaining to the current phase of work, for review and comment.  However, Alberta Star will have final approval.

10.       VESTING OF INTEREST

Forthwith upon the Optionee exercising the Option by performing the requirements of Subsection 3.1 hereof, a 50% interest in and to the Property shall vest, and shall be deemed for all purposes hereof to have vested, in the Optionee.

11.       TERMINATION OF ALL RIGHTS AND OPTIONS

The Parties agree that the requirements under Subsection 5.2(a) are optional and ALBERTA STAR may in its sole discretion terminate all the Rights and Options granted to it under this Article 5 by giving notice of such termination to FRONTEER.  If ALBERTA STAR gives notice of termination of the Rights and Options granted to ALBERTA STAR in Article 5, and provided ALBERTA  STAR complies with all its accrued obligations to FRONTEER under this Agreement up to the date of such termination, ALBERTA STAR shall be under no obligation to make any further payments or make any further Expenditures from and after the date such notice is effective and shall forthwith thereafter deliver the documentation and take the action relating to the Property referred to in Subsection 5.2(c).

In the event of default in the performance of the requirements of Subsection 3.1, then subject to the provisions of Subsections 19.1 of this Agreement, the Option and this Agreement shall terminate.

The Optionee shall have the right to terminate this Agreement at any time by giving written notice of such termination to the Optionors.  This Agreement shall terminate on the date the Optionors are deemed to have received such notice, pursuant to Subsection 15.2.  Upon such termination, this Agreement shall be of no further force and effect except that the Optionee shall be required to make any payments or share issuances due and owing at the time the notice of termination is received by the Optionors.

12.       CASH CALLS AND MONTHLY STATEMENTS

The Optionor, as Operator, shall submit to the Optionee a billing for the full amount of the estimated Expenditures for any Program scheduled to be undertaken, subsequent to the 2002 Program.  Within 14 days after receipt of such billing, the Optionee shall advance to the Optionor, as Operator, such estimated amount~~.~~

The Operator shall submit to the Non-Operator monthly statements of account reflecting in reasonable detail the charges and credits to the joint accounts of the parties during the preceding month.

13.       REPORTS AND ACCESS TO DATA

Fronteer will supply Alberta Star with copies of its field reports on the Property as the exploration program develops as well as reports at reasonable intervals based on approximate annual project milestones.  Alberta Star will have access to all data generated on the Property, and will have the right, at its own cost, to visit the Property and review activities and results, upon reasonable notice to Fronteer.

14.       OBLIGATIONS DURING EARN-IN

Fronteer shall be responsible for ensuring that all claims are kept in good standing during Alberta Star’s respective earn-in periods.

15.       PRE-EMPTIVE RIGHTS

Should one participant decide to encumber or sell its interest in the Property to a third party, not including a transfer to an affiliate, the non-selling participant will have the right to purchase the seller’s interest on terms no less advantageous to those offered by the third party, or for cash where there is a non-cash component.

16.       PRESS RELEASES

The Parties agree to provide each other with the text of any proposed news release or public domain information update at least 24 hours prior to the release of such information to third parties.  The Party receiving notice of a proposed news release shall review and comment on the text thereof within 24 hours of receipt of the proposed release. The Party proposing to make the release shall review the comments provided and shall take reasonable steps to modify the release according to the concerns raised.  The required consent shall not be unreasonably withheld by the non-disclosing party.

17.       COSTS AND FEES

Each party shall pay their respective costs in executing this agreement including but not limited to all legal and regulatory fees.

18.       CONFIDENTIALITY

The parties shall keep all information regarding Mining Work confidential from other persons, except for such disclosure as may be required by law, securities regulatory bodies, or stock exchanges governing one or more of the parties.

19.       AFTER ACQUIRED PROPERTY

The parties covenant and agree, each with the other, that any and all After Acquired Property shall be subject to the terms and conditions of this Agreement and shall be added to and deemed, for all purposes hereof, to be included in the Property.  All costs incurred in staking, locating, recording, or otherwise acquiring any After Acquired Property shall be borne by both parties on a pro rata basis.

20.       NOTICE

Any notice, direction, or other instrument required or permitted to be given under this Agreement shall be in writing and shall be given by the delivery of same or by mailing same by prepaid registered or certified mail or by sending same by telefacsimile or other similar form of communication, in each case addressed to the intended recipient at the address of the respective party set out on the first page hereof.

Any notice, direction, or other instrument aforesaid will, if delivered, be deemed to have been given and received on the day it was delivered, and if mailed, be deemed to have been given and received on the fifth business day following the day of mailing, except in the event of disruption of the postal service in which event notice will be deemed to be received only when actually received and, if sent by telefacsimile or other similar form of communication, be deemed to have been given and received on the day it was actually received.

Any party may at any time give notice in writing to the others of any change of address, and from and after the giving of such notice, the address therein specified will be deemed to be the address of such party for the purposes of giving notice hereunder.

21.       FURTHER ASSURANCES

Each of the parties covenants and agrees, from time to time and at all times, to do all such further acts and execute and deliver all such further deeds, documents and assurances as may be reasonably required in order to fully perform and carry out the terms and intent of this Agreement.

22.       TIME OF THE ESSENCE

Time shall be of the essence in the performance of this Agreement.

23.       ENUREMENT

This Agreement shall enure to the benefit of and be binding upon the parties and their respective successors and permitted assigns.

24.       FORCE MAJEURE

No party will be liable for its failure to perform any of its obligations under this Agreement due to a cause beyond its reasonable control (except those caused by its own lack of funds) including, but not limited to, act of God, fire, storm, flood, explosion, strike, lockout or other industrial disturbance, actions taken by or on behalf of Native persons pursuant to the assertion of land claims, act of public enemy, war, riot, law, rule and regulation or order of any duly constituted governmental authority, or unavailability of materials or transportation (each an "Intervening Event").

All time limits imposed by this Agreement will be extended by a period equivalent to the period of delay resulting from an Intervening Event.

A party relying on the provisions of Subsection 19.1 hereof, insofar as possible, shall promptly give written notice to the other party of the particulars of the Intervening Event, shall give written notice to all other parties as soon as the Intervening Event ceases to exist, shall take all reasonable steps to eliminate any Intervening Event and will perform its obligations under this Agreement as far as practicable, but nothing herein will require such party to settle or adjust any labour dispute or to question or to test the validity of any law, rule, regulation or order of any duly constituted governmental authority or to complete its obligations under this Agreement if an Intervening Event renders completion impossible.

25.       DEFAULT

If a party is in default of any requirement herein set forth (the "Defaulting Party"), the party affected by such default (the "Non-Defaulting Party"), shall give written notice to all other parties within thirty (30) days of becoming aware of such default, specifying the default, and the Defaulting Party shall not lose any rights, remedies or cause of action pursuant to this Agreement, or otherwise hereunder as a result of such default, unless within thirty (30) days after the giving of notice of default by the Non-Defaulting Party, the Defaulting Party has failed to cure the default by the appropriate performance, and if the Defaulting Party fails within such period to cure such default, the Non-Defaulting Party shall only then be entitled to seek any remedy it may have on account of such default.

26.       SEVERABILITY

If any one or more of the provisions contained herein should be invalid, illegal or unenforceable in any respect in any jurisdiction, the validity, legality and enforceability of such provisions shall not in any way be affected or impaired thereby in any other jurisdiction and the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.

27.       AMENDMENT

This Agreement may not be changed orally but only by an agreement in writing, signed by the party against which enforcement, waiver, change, modification or discharge is sought.

28.       ENTIRE AGREEMENT

This Agreement constitutes and contains the entire agreement and understanding between the parties and supersedes all prior agreements, memoranda, correspondence, communications, negotiations and representations, whether oral or written, express or implied, statutory or otherwise between the parties or any of them with respect to the subject matter hereof.

29.       OPTION ONLY

This Agreement provides for an option only, and except as specifically provided otherwise, nothing herein contained shall be construed as obligating the Optionee to do any acts or make any payments hereunder and any act or acts or payment or payments as shall be made hereunder shall not be construed as obligating the Optionee to do any further act or make any further payment.

30.       CONDITIONS PRECEDENT

The obligations of the Optionee under this Agreement are first subject to the acceptance for filing of this Agreement on behalf of the Optionee by the Exchange.

31.       GOVERNING LAW AND ARBITRATION

This Agreement shall be governed by and interpreted in accordance with the laws of the Province of British Columbia.

All disputes arising out of or in connection with this Agreement, or in respect of any defined legal relationship associated with or derived therefrom, shall be referred to and finally resolved by arbitration under the rules of the British Columbia International Commercial Arbitration Centre.

The appointing authority shall be the British Columbia International Commercial Arbitration Centre and the case shall be administered at Vancouver, British Columbia, by the British Columbia International Commercial Arbitration Centre in accordance with its "Procedures for Cases under the BCICAC Rules".

IN WITNESS WHEREOF the parties hereto have duly executed this agreement this        day of October, 2001.

FRONTEER DEVELOPMENT GROUP INC. Per: /s/ Mark O’Dea
Mark O'Dea, President & CEO

ALBERTA STAR DEVELOPMENT CORP. Per: /s/ Tim Coupland
Tim Coupland, President & CEO

APPENDIX A

To the Option Agreement dated October 3rd, 2002

Description of Property

Property Name	Claim Numbers	Number of 16 Ha Units	Expiry Date
Swain East	1187756	6	Sept. 12, 2003
	1187757	9	Sept. 12, 2003
	1187758	2	Sept. 12, 2003
	1187759	16	Sept. 12, 2003
	1187760	16	Sept. 12, 2003
	1187761	16	Sept. 12, 2003
	1187762	16	Sept. 12, 2003
	1247917	2	Sept. 24, 2003
Mink	1187752	16	Oct. 15, 2003
	1187753	16	Oct. 15, 2003
	1187754	16	Oct. 15, 2003
	1187755	16	Oct. 15, 2003
Grace	1187777	12	Sept 12, 2003
	1187778	12	Sept 12, 2003
	1187780	12	Sept 12, 2003
Superstition	1187772	16	Sept 12, 2003
Poplar	1187771	12	Sept 12, 2003

APPENDIX B

To the Option Agreement dated October 3rd, 2002

Description of Property

LAND TENURE, MINERAL DEPOSITS, MAGNETICS - BIRCH UCHI PROJECT

510000
520000
530000
540000
550000
560000
5700000
5690000
5680000
5670000
5660000
N
Mink Lake
Poplar
Swain East
Superstition
Grace
Legend
Arsenopyrite
Azurite
Bornite
Brannerite
Chalcopyrite
Copper
Cuprite
Galena
Gold
Millerite
Pentlandite
Pyrite
Pyrrhotite
Silver
Sphalerite
Stibnite
Sulphides
Tetrahedrite
New Claims
Patented Lands
Mineral Claims

Property to be included in this option agreement are indicated and labeled above as Swain East, Grace, Superstition, Poplar and Mink Lake.

ALLAN FELDMAN

1207 Beach Grove Road.

Tsawwassen, B.C. V4L 1N5

Tel: (6040 948-9663 Fax: (604)948-9663

www.allnfel@aol.com

June 9th , 2003

Mr. Tim Coupland, President

Alberta Star Development Corp.

#200 – 675 West Hastings Street

Vancouver, B.C.  V6B 1N2

Dear Tim:

RE:

Consulting Agreement between Allan Feldman (the Contractor) and Alberta Star Development Corp. (“Alberta Star”)

Further to our discussions, this letter will confirm that the contractor will undertake to provide & assume all Investor Relations and Corporate Communications.  Including related activities on behalf of Alberta Star in a consulting capacity effective June 11, 2003.

In general, Allan Feldman will assist Alberta Star in structuring and obtaining financing and in it’s investor communications by acting as the frontline contact and information source with the brokerage community, mining analysts and qualified investor’s. Allan Feldman will qualify and refer appropriate inquiries and financing opportunities to senior management, and assist management with its investor presentations and advise management as required, regarding new ideas for enhancing communication effectiveness and company awareness.  The success of the program will be dependent on the close cooperation between Alberta Star & Allan Feldman.  As well as a commitment from senior management to commit the appropriate time and attention to company financing activities, and an investor communication program with Canadian and American investors, which will support Alberta Star’s continued success.

The following is a general description of Allan Feldman’s services and responsibilities:

Corporate Finance:

-  Assist in obtaining funding by introducing Alberta Star to potential underwriters and/or financiers.

Investor Communications:

-

Assist in keeping the general investment community informed of Alberta Star activities, including NASD Broker-dealers, Brokerage firms, financial institutions, mining analysts, and company shareholders, both Canadian and American.

-    Handle all phone inquiries by way of a designated toll-free number and communicate and inform company shareholders by way of Internet, e-mail, fax, mail and or written verbal and/or written with company corporate updates.

-

Be the primary contact person for broker inquiries and follow-up with the dissemination of corporate information.

-

Qualify and refer appropriate financing and investor inquiries to Alberta Star senior management.

-

Build and maintain a database of investment professionals and private investors on behalf of Alberta Star. The database shall remain the property of Alberta Star.

The terms of this Agreement for and between Allan Feldman and Alberta Star Development Corp. (the “Company”) as follows:

1.

This contractual arrangement is effective June 11th , 2003, and shall be for a term of three months, on a month-to-month basis or until either party provides 30 days written notice of termination of the above services.

2.

Alberta Star shall pay Allan Feldman (the Contractor) $4,000 per month.  This will be paid in two installments of $2,000 one on the 15th the other on the 30th of each month.  Alberta Star shall also issue to Allan Feldman 100,000 share purchase option at $.22 for an exercise period of 5-years. Subject to TSX approval.

3.

In addition, to the monthly fee, Allan Feldman will invoice Alberta Star for pre-approved and reasonable out-of-pocket expenses on a monthly basis.

4.

In addition, Alberta Star will pay for a dedicated phone line at Allan Feldman’s office and shall provide a $100.00 a month cell phone allowance.

5.

In connection with this contractual arrangement, Alberta Star will agree to pay Allan Feldman a fee equal to 2% of all funding, which is paid to or for the benefit of Alberta Star from an underwriter and/or financier. This is providing that Allan Feldman has introduced such party and the party has agreed to financing terms.

6.

Alberta Star will also agree to pay Allan Feldman a 10% commission on all funding from its private placement of Alberta Star shares he has arranged, excluding Allan Feldman, and private placement by insiders. (i.e. share purchase options and/or share purchase warrants on the open market).

7.

Allan Feldman will not disclose to any other person, firm or corporation, nor use for his own benefit, during or after the term of this Consulting Agreement, any trade secrets or other information designated as confidential by the Company which are acquired by Alberta Star in the course of performing his services hereunder.  Likewise, Alberta Star shall not disclose certain trade secrets or information obtained from Allan Feldman in the course of performing services for the benefit of the Company.

8.

The Company agrees to indemnify and hold Allan Feldman harmless from and against all losses, claims, damages, liabilities, costs or expenses collectively the (“Liabilities”) joint and several, arising out of the performance of this Agreement, whether or not Allan Feldman is a party to such dispute.  This indemnity shall not apply, however, and Allan Feldman shall indemnify and hold the Company, its affiliates, control persons, officers, employees, and agents harmless from and against all Liabilities arising in connection with any action, claim or judgment made or assessed against Allan Feldman or any officer, shareholder, affiliate, employee or agent of Allan Feldman by any state or federal commission or authority where a court of competent jurisdiction has made a final determination that Allan Feldman engaged in gross recklessness and willful misconduct in the performance of his services hereunder which gave rise to losses, claim, damage liability, cost or expense sought to be recovered hereunder (but pending any such final determination, the indemnification and reimbursement provision of this Consulting Agreement shall apply, and the Company shall perform its obligations hereunder to reimburse Allan Feldman for his expenses.)  The provisions of this paragraph shall survive the termination and expiration of this Consulting Agreement.

Please acknowledge acceptance of this agreement by signing below and returning a copy of this letter agreement and the original signed agreement.

I am excited about the opportunity to help build a broad awareness of Alberta Star Development Corp., and I look forward to working with you.

Yours truly,

Per:

/s/ ALLAN FELDMAN

Allan Feldman

Agreed and accepted this_11 day of June, 2003.

ALBERTA STAR DEVELOPMENT CORP. /s/ Tim Coupland Tim Coupland, President

Exhibit 31.1

                                                               CERTIFICATION

I, Tim Coupland, President and Chief Executive Officer of Alberta Star Development Corp., certify that:

1.    I have reviewed this annual report on Form 20-F of Alberta Star Development Corp.;

2.    Based on my knowledge, this quarterly report does not contain any untrue statement of material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.    Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition,

       results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.    The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-

       15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange

       Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

     a)  designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

     b)  designed such internal control over financial reporting, or caused such disclosure control and procedures to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

     c)  evaluated the effectiveness of the company's disclosure controls and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures,

          as of the end of the period covered by this report based on such evaluation; and

    d)  disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.   The company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal controls over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

   (a)   all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and reporting financial information; and

   (b)   any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date:  June 1, 2004

/s/ Tim Coupland

-------------------------------------------

Tim Coupland, President and C.E.O.

(Principal Executive Officer)

Exhibit 31.2

                                                               CERTIFICATION

I, Michael Bogin, Chief Financial Officer and principal accounting officer of Alberta Star Development Corp., certify that:

1.    I have reviewed this annual report on Form 20-F of Alberta Star Development Corp.;

2.    Based on my knowledge, this quarterly report does not contain any untrue statement of material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.    Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition,

       results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.    The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-

       15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange

       Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

     a)  designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

     b)  designed such internal control over financial reporting, or caused such disclosure control and procedures to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

     c)  evaluated the effectiveness of the company's disclosure controls and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures,

          as of the end of the period covered by this report based on such evaluation; and

    d)  disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.   The company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal controls over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

   (a)   all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and reporting financial information; and

   (b)   any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date:  June 1, 2004

/s/ Michael Bogin

-------------------------------------------

Michael Bogin, Chief Financial Officer

(Principal Accounting Officer)

Exhibit 32.1

                                                    CERTIFICATION PURSUANT TO

                                                           18 U.S.C. SECTION 1350

                                                     AS ADOPTED PURSUANT TO

                             SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Alberta Star Development Corp. (the “Company”) on Form 20-F for the period ended November 30, 2003 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), the undersigned, in the capacities and on the dates indicated below, hereby certifies pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to his knowledge:

1.

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:  June 1, 2004

/s/ Tim Coupland

---------------------------------------

Tim Coupland, President and C.E.O.

(Principal Executive Officer)

Exhibit 32.2

                                                  CERTIFICATION PURSUANT TO

                                                          18 U.S.C. SECTION 1350

                                                    AS ADOPTED PURSUANT TO

                          SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Alberta Star Development Corp. (the “Company”) on Form 20-F for the period ended November 30, 2003 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), the undersigned, in the capacities and on the dates indicated below, hereby certifies pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to his knowledge:

3.

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

4.

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: June 1, 2004

/s/ Michael Bogin

------------------------------------

Michael Bogin

Chief Financial Officer and

Principal Financial Officer