Form 20-F
period 2004-11-30
ALBERTA STAR DEVELOPMENT CORP
filed 2005-05-13
CIK 1142462

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

__

Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934 or

 X

Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended November 30, 2004

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

37,527,290

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

Item 17      X     Item 18           .

TABLE OF CONTENTS

PAGE

PART I

ITEM 1. Identity of Directors, Senior Management and Advisors	1

ITEM 2. Offer Statistics and Expected Timetable	1

ITEM 3. Key Information	1
3.1 Selected Financial Data	1
3.2 Risk Factors	3

ITEM 4. Information on the Company	7
4.1 History and Development	7
4.2 ………
4.3 Competition	11
4.4 Management & Employees	12
4.5 Office Space	12
4.6 Environmental Regulations	12

ITEM 5. Operating and Financial Review and Prospects	12
5.1 Results of Operations	12
5.2 Liquidity & Capital Resources	13

ITEM 6. Directors, Senior Management and Employees	13
6.1 Directors and Senior Management	13
6.2 Compensation of Directors	15
6.3 Board Practices	16
6.4 Employees	16
6.5 Share Ownership of Directors and Officers	16

ITEM 7. Major Shareholders and Related Party Transactions	17
7.1 Beneficial Ownership	17
7.2 Related Party Transactions	18
7.3 Interests of Experts and Counsel	19

ITEM 8. Financial Information	19
8.1 Legal Proceedings	20
8.2 Significant Changes	20

ITEM 9. The Offer and Listing	20
9.1 Offering and Listing Details	20

ITEM 10. Additional Information	22
10.1 Share Capital	22
10.2 Bylaws and Articles	22
10.3 Material Contracts	23
10.4 Exchange Controls and other Limitations Affecting Security Holders	24
10.5 Certain Canadian Federal Income Tax Consequences to U.S. Investors	25
10.6 Documents on Display	25

ITEM 11. Quantitative and Qualitative Disclosures About Market Risk	26

ITEM 12. Descriptions of Securities Other than Equity Securities	26
12.1 Warrants	26
12.2 Stock Options	26

PART II

ITEM 13. Defaults, Dividend Arrearages and Delinquencies	26

ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds	26

ITEM 15. Controls and Procedures	26

ITEM 16A. Audit Committee Financial Expert	27

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

PART I

Item 1.

Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2.

Offer Statistics and Expected Timetable

Not applicable

Item 3.

Key Information

3.1.

Selected Financial Data

The following tables set forth the data of the Company for the fiscal years ended November 30, 2004, 2003, 2002, 2001 and 2000.  We derived all figures from our financial statements which were prepared by management of the Company and approved by the Company’s audit committee and audited by our independent auditor.  This information should be read in conjunction with our financial statements included in this registration statement.

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

United States Generally Accepted Accounting Principles

	Fiscal Year ended Nov. 30, 2004	Fiscal Year ended Nov. 30, 2003	Fiscal Year ended Nov. 30, 2002 (Restated)	Fiscal Year ended Nov. 30, 2001	Fiscal year ended Nov. 30, 2000
Net Operating Revenue	Nil	Nil	Nil	Nil	Nil
Loss from operations	($1,889,340)	($2,043,936)	($694,904)	($520,432)	($160,037)
Loss per common share	($0.07)	($0.13)	($ 0.12)	($0.15)	($0.01)
Total assets	$2,155,878	$442,927	$184,409	$20,365	$97,153
Net assets	($2,071,876)	($157,242)	($19,034)	($24,481)	$775
Long term debt	Nil	Nil	Nil	Nil	Nil
Cash dividends per common share	Nil	Nil	Nil	Nil	Nil
Deficit	($6,244,345)	($4,355,005)	($2,311,069)	($1,616,165)	($1,087,183)
Capital stock	$8,316,221	$4,512,247	$2,330,103	$1,591,684	$1,087,958
Weighted average number of common shares	27,557,850	15,745,310	5,936,358	3,396,738	11,750,416

Canadian Generally Accepted Accounting Principles

	Fiscal Year ended Nov. 30, 2004	Fiscal Year ended Nov. 30, 2003	Fiscal Year ended Nov. 30, 2002	Fiscal Year ended Nov. 30, 2001	Fiscal year ended Nov. 30, 2000
Net Operating Revenue	Nil	Nil	Nil	Nil	Nil
Loss from operations	($957,202)	($1,941,606)	($608,910)	($403,950)	($143,787)
Loss per common share	($0.03)	($0.12)	($0.10)	($ 0.12)	($0.01)
Total assets	$2,155,878	$442,927	$184,409	$20,365	$658,410
Net assets	$2,071,876	$224,842	$73,034	(10,481)	$562,032
Long term debt	Nil	Nil	Nil	Nil	Nil
Cash dividends per common share	Nil	Nil	Nil	Nil	Nil
Deficit	($4,980,701)	($4,023,499)	($2,081,893)	($1,472,983)	($507,776)
Capital stock	$5,790,386	$3,409,306	$1,901,429	$1,449,404	$1,069,808
Weighted average number of common shares	27,557,850	15,745,310	6,074,336	3,562,607	13,102,809

Since June 1, 1970, the government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar.  On May 10, 2005, the exchange rate in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars was $1.2373.  This exchange rate is based on the noon buying rates in New York City, for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York.  For the past fiscal years ended November 30 and for the six month period between November 30, 2004 and April 30, 2005, the following exchange rates were in effect for Canadian dollars exchanged for United States dollars, calculated in the same manner as above:

Period

Average

Year ended Nov 30, 2000

$1.4824

Year ended Nov 30, 2001

$1.5441

Year ended Nov 30, 2002

$1.5713

Year ended Nov 30, 2003

$1.4156

Year ended Nov 30, 2004

$1.2984

 Period

             Low - High

Month ended Nov 30, 2004

$1.2263 - $1.1775

Month ended Dec 31, 2004

$1.2401 - $1.1856

Month ended Jan 31, 2005

$1.2422 - $1.1982

Month ended Feb 28, 2005

$1.2562 - $1.2295

Month ended March 31, 2005

$1.2463 - $1.2017

Month ended April 30, 2005

$1.2568 - $1.2146

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

We have a history of losses.

We have incurred losses in our business operations since inception, and we expect that we will continue to lose money for the foreseeable future.  Since our incorporation on September 6, 1996 to November 30, 2004, we incurred losses determined under United States generally accepted accounting principles totalling $6,244,345.  Very few junior resource companies ever become profitable.  Failure to achieve and maintain profitability may adversely affect the market price of our common stock.

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

Our current operating funds are less than necessary to complete exploration of our mineral claims, and therefore we will need to obtain additional financing in order to complete our business plan.  As at November 30, 2004, we had $1,941,559 in cash on hand.  Our business plan calls for significant expenses in connection with the exploration of our mineral claims.  We will require additional financing in order to complete these activities.  In addition, we will require additional financing to sustain our business operations if we are not successful in earning revenues once exploration is complete.  We do not currently have any arrangements for financing and we can provide no assurance to investors that we will be able to find such financing if required.

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

It is not always possible to fully insure against such risks and we may decide not to take out insurance against such risks as a result of high premiums or other reasons.  Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of our common stock.  We do not currently maintain insurance against environmental risks relating to our mineral property interests.

There is no assurance of the title to or boundaries of our resource properties.

Our mineral property interests may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects.  We have not conducted surveys on the property and there is a risk that the boundaries could be challenged.

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

We are engaged in the business of the acquisition, exploration and development of resource properties.  Our principal mineral property assets are an interest in the Longtom Property located about 350 kilometers northwest of Yellowknife, Northwest Territories, the Dixie Lake Gold Project located in the Red Lake area of Ontario and the Contact Lake and McInnis Lake Uranium Projects located in the Northwest Territories.  As these projects are in the exploration stage, we have no current operating income or cash flow.

There is no assurance that a commercially viable mineral deposit exists on our properties.  Further exploration will be required before a final evaluation as to the economic feasibility of the properties.

4.2    Mineral Property Interests

Longtom Property

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

We exercised this option by incurring expenditures on the Longtom property of $200,000, by issuing 4,000,000 common shares in our capital stock to Mongolia Gold Resources Ltd. and by paying surveying, filing and camp maintenance costs totalling $30,000.  We have the option to acquire the remaining 50% interest, subject to a 2% net smelter royalty, in the Longtom property from Tyhee Development Corp. by paying $315,000.  We may exercise this option at any time, though we are compelled to exercise the option within 90 days from the date that we have incurred $5,000,000 in exploration expenditures on the Longtom property.  Since the date of our agreement with Tyhee Development Corp., we have incurred $1,396,371 on exploration of the Longtom property.

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

In 1996, Mongolia Gold Resources Ltd. acquired the Longtom property and conducted a surface exploration program that included examination of old and new showings, a resampling of the Samp breccia zone and an airborne multiparameter geophysical survey of the property.  Channel cut sampling of the Damp breccia zone confirmed the polymetallic nature of the prospect, but gold assays were somewhat lower than the corresponding ones reported by CEGB.  Prospecting and trenching in the Devil’s Lake area revealed extensions of gold-bearing arsenopyrite veins, adding to the exploration potential of the area.

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

A total of 243 detailed gravity stations were recorded at 500-meter and some detail infill stations at 250 meters. The gravity survey confirmed the extent of what may be economic mineralization along a large structurally controlled faulting system.  The results show two significant 2.5-3.0 mGal gravity anomalies. These two gravity anomalies are coincident with the strong magnetic anomalies. The gravity anomalies occur along a 7.5 kilometer long trend and are up to 1.5 kilometers in width. Combined gravity, magnetic and radiometric anomalies are a common targeting criterion for iron-oxide/copper/gold mineralization and necessary in identifying an economic ore body.

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

Dixie Lake Property, Ontario

We also entered into an agreement on September 22,  2003  with Fronteer Development Group Inc. to acquire a 50% undivided interest in the Dixie Lake Property (the “Dixie Lake Property”) located in the Red Lake belt in Ontario, Canada.  The property comprises an approximately 1,872 hectare area of 117 claim units in 51 unpatented mineral claims in the Red Lake Mining Division.  The property is held by Fronteer Development Group Inc. of Vancouver, British Columbia. Fronteer is actively exploring the property to test its potential to host economic gold mineralization.

To acquire the 50% interest in the Dixie Lake Property, we must:

1.

Pay $200,000 toward initial exploration expenditures, which we have paid;

2.

Incur additional aggregate exploration expenditures of not less than $2,000,000 as follows:

•

$200,000 on or before December 22, 2003 (incurred);

•

$500,000 on or before September 22, 2004 (incurred);

•

 $1,100,000 on or before September 22, 2005 ($1,316,941 paid to November 30, 2004); and

•

$2,000,000 on or before September 22, 2006.

3.        Pay $135,000 in cash to Fronteer Development Group Inc. and issue 350,000 common shares of the Company as follows:

           •      Pay $10,000 (paid) and issue 50,000 common shares (issued and valued at $8,500) of the Company by September 22, 2003;

           •      Pay $25,000 (paid) and issue 100,000 common shares (issued and valued at $17,000)

                   of the Company by September 22, 2004;

           •      Pay $40,000 and issue 100,000 common shares of the Company by September 22, 2005; and

           •      Pay $60,000 and issue 100,000 common shares of the Company by September 22, 2006.

4.        Pay additional cash payments related to an existing option agreement on the Dixie Lake

           Property as follows:

           •      $5,000 by  March 30, 2004 (paid);

           •       $10,000 by  December 30,2004 (unpaid);

           •       $25,000 by  December 30, 2005; and

           •      $40,000 by  December 30, 2006.

Fronteer Development Group Inc. may bill us for the full amount of the estimated exploration expenditures scheduled to be undertaken on the Dixie Lake Property. We must pay such amounts within 10 days of the receipt of such billings.

Shabu Lake Property

By an agreement dated May 5, 2004, we entered into an agreement with 130485 Ontario Inc., a private company owned by Perry English, to acquire a 100% interest, subject to a 2% net smelter returns royalty, in four contiguous unpatented mineral claims comprising a total of 72 mineral claim units located in Shabu Lake Township, Ontario, Canada.  To acquire the 100% interest in the Shabu Lake Property, we must pay total cash payments of $94,500 and issue 100,000 common shares of the Company as follows:

-

Pay $4,500 (paid) and issue 25,000 of our common shares (issued and valued at

$6,500) of

the Company by May 5, 2004;

-

Pay $8,000 and issue 25,000 common shares of the Company by May 1, 2005 (unpaid);

-

Pay $12,000 and issue 25,000 common shares of the Company by May 1, 2006;

-

Pay $25,000 and issue 25,000 common shares of the Company by May 1, 2007; and

-

Pay $45,000 by May 1, 2008.

Dent Gold Property

By an agreement dated May 5, 2004, we entered into an agreement with 130485 Ontario Inc., a private company owned by Perry English, to acquire a 100% interest, subject to a 2% net smelter returns royalty, in nine contiguous unpatented mineral claims comprising a total of 62 mineral claim units located in Goodall and Dent Townships, Ontario, Canada.  To acquire the 100% interest in the Dent Gold Property, we must pay total cash payments of $96,000 and issue 100,000 common shares of the Company as follows:

-

Pay $6,000 (paid) and issue 25,000 common shares (issued and valued at $6,500) of the Company by May 5, 2004;

-

Pay $8,000 and issue 25,000 common shares of the Company by May 1, 2005 (unpaid);

-

Pay $12,000 and issue 25,000 common shares of the Company by May 1, 2006;

-

Pay $25,000 and issue 25,000 common shares of the Company by May 1, 2007; and

-

Pay $45,000 by May 1, 2008.

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

4.4

Management & Contractors

Our President and Chief Executive Officer, Tim Coupland devotes 80% of his business time to our affairs.  We have a management agreement dated December 1, 2000 with a private company owned by Mr. Coupland whereby he provides management services to us for $5,000 per month.  The initial term of this agreement was for one year.  Thereafter, it continues in force on a month-to-month basis until terminated by us or Mr. Coupland on 30 days written notice.

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

The reclamation plan for any property is site specific.  In general, the reclamation plan consists of ensuring that the physical structures that remain do not impose a long-term hazard to public health and safety and the environment, which includes ensuring that the land and watercourses are returned to a safe and environmentally sound state.  We do not anticipate incurring any reclamation costs in connection with our other mineral property interests.

Item 5.  Operating and Financial Review and Prospects

5.1   Results of Operations

At November 30, 2004, we had cash on hand of $1,941,559 and amounts receivable of $106,184.  Liabilities at the same date totaled $84,002, and consisted of accounts payable and accrued liabilities of $83,691 and  due to related parties of $311.

We incurred a net loss of $1,889,340 under United States generally accepted accounting principles for the fiscal year ended November 30, 2004 as compared to a loss of $2,043,936 for fiscal 2003.

During the fiscal year, we spent a total of $1,395,282 on mineral property acquisition costs and exploration expenses relating to our mineral property interests. We also incurred general and administration expenses for the year ended November 30, 2004 of $642,029.  This amount includes advertising and promotion costs of $142,905, legal and accounting fees of $106,587, transfer fees and shareholder information costs of $78,332, office and miscellaneous costs of $70,547, consulting fees of $66,528 and management fees of $60,000.

5.2   Liquidity and Capital Resources

Since our incorporation, we have financed our operations almost exclusively through the sale of our common shares to investors.  We expect to finance operations through the sale of equity in the foreseeable future, as we have no source of revenue from our business operations.  There is no guarantee that we will be successful in arranging financing on acceptable terms.

At November 30, 2004, we had cash on hand of $1,941,559.  To a significant extent, our ability to raise capital is affected by trends and uncertainties beyond our control.  These include the market prices for base and precious metals and results from our exploration programs.  Our ability to attain our business objectives may be significantly impaired if prices for metals such as gold and uranium fall or if results from our intended exploration programs on our properties are unsuccessful.

The Company’s management is of the opinion that if we are unable to raise additional capital in the near future, due out our liquidity problems, we may need to curtail operations, liquidate assets, seek additional capital on less favorable terms and/or pursue other remedial measures.  Due to the nature of our business, there is substantial doubt about our ability to continue as a going concern.

Item 6.   Directors, Senior Management and Employees

6.1   Directors and Senior Management

Directors:

Name of Director

Age

----------------------

-----

Tim Coupland

  46

Michael Bogin

59

Lenic Rodriguez

  56

Executive Officers:

Name of Officer

Age

Office

--------------------

-----

 -------

Tim Coupland

  45

President, Chief Executive Officer

Tamiko Coupland

  38

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

   6.2   Compensation of Directors

We are required, under applicable securities legislation in Canada, to disclose to our shareholders details of compensation paid to our directors. The following fairly reflects all material information regarding compensation paid to our directors in our fiscal year ended November 30, 2004.

Summary Compensation Table

NAME AND PRINCIPAL POSITION	YEAR	ANNUAL COMPENSATION			LONG-TERM COMPENSATION
		MangagmentFees	Bonus	Other Annual Compensation	Awards		LTIP payouts	All Other Compen-sation
					Restricted Stock Awards	Securities Underlying Options/ SARs
Tim Coupland President and CEO	2004	$60,000	Nil	Nil	Nil	1,124,590	Nil	$66,528
Michael Bogin Director	2004	Nil	Nil	Nil	Nil	100,000	Nil	Nil
Lenic Rodriguez Director	2004	Nil	Nil	Nil	Nil	102,808	Nil	Nil

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

6.4   Administrative Services Contractors

We currently have two contractors who provide their services on a part-time basis.  One provides us with secretarial services and one helps us arrange equity financings and review potential business opportunities.  All would be classified as independent contractors.

When required, we have retained geological and other consultants to conduct work programs on our mineral property interests.

6.5   Share Ownership of Directors and Officers

Our directors and officers own beneficially the following shares as of the date of this annual report:

Percentage of Outstanding

Number of Shares Owned

       Common Shares

Tim Coupland:

1,561,972

             2.80%

Tamiko Coupland:

0

  0%

Lenic Rodriguez:

30,000

0.11%

Michael Bogin:

0

  0.00%

The above percentages are based on the number of common shares issued and outstanding in our capital stock as of the date of this annual report which is 37,527,290.

The following incentive stock options are outstanding to our directors and officers:

Shares that may be Purchased

   Upon Exercise of Option

Exercise Price

Expiry Date

Tim Coupland:

699,782

$0.20

November 28, 2005

Lenic Rodriguez:

50,000

$0.20

November 28, 2005

52,808

$0.14

October 30, 2006

Michael Bogin:

50,000

$0.20

November 28, 2005

10,000

$0.14

January 5, 2006

Tamiko Coupland:

Nil

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

As of the date of this annual report, 37,527,290 common shares were issued and outstanding. We are authorized to issue an unlimited number of common shares.

As of the date of this registration statement, the following persons known to us are the beneficial owner of more than five percent of the outstanding common shares of the Company.

NAME

NUMBER OF SHARES

PERCENTAGE OF TOTAL

Tim Coupland

          1,561,972

  2.80%

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

7.2   Related Party Transactions

In the fiscal year ended November 30, 2004, there were no transactions that materially affected or will materially affect us in which any director, executive officer or beneficial holder of more than 10% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates, has had or will have any direct or material indirect interest except as follows:

Private Placements:

•

Tim Coupland purchased 200,000 units at $0.25 from us pursuant to a private placement financing that was completed on January 28, 2004.  Each unit consisted of one common share and one two-year share purchase warrant entitling him to purchase an additional common share for $0.45 during the first year of the warrant and for $0.55 thereafter.

•

Tim Coupland purchased 100,000 common shares at $0.25 from us pursuant to a private placement financing that was completed on July 28, 2004.

•

Tim Coupland purchased 200,000 units at $0.27 from us pursuant to a private placement financing that was completed on October 7, 2004.  Each unit consisted of one common share and one 18-month share purchase warrant entitling him to purchase an additional common share for $0.40.

•

Tamiko Coupland purchased 40,000 units at $0.27 from us pursuant to a private placement financing that was completed on October 7, 2004.  Each unit consisted of one common share and one 18-month share purchase warrant entitling her to purchase an additional common share for $0.40.

Other Transactions:

•

We paid or accrued office secretarial fees of $32,019 to Tamiko Coupland, the wife of our President, Tim Coupland, and our Secretary;

•

We paid or accrued legal fees of $19,175 to a law firm owned by Greg Yanke, our former corporate secretary;

•

We paid or accrued consulting fees of $66,528 to a company controlled by Tim Coupland; and

•

We paid or accrued  management fees of $60,000  to a company controlled by Tim Coupland.

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

7.3   Interests of Experts and Counsel

Our experts and counsel have no interest in our shareholdings other than our legal counsel, Mr. Gregory S. Yanke, who owns 90,000 common shares and 100,000 incentive stock options.

Item 8.   Financial Information

8.1  Legal Proceedings

To the best of our knowledge there are no legal or arbitration proceedings threatened, pending or in progress against us except for a British Columbia Supreme Court action by Dr. Sunil Gandhi for $24,000 plus a 100,000 share option (see financial statements note 16) relating to geological fees and unspecified damages for stock options that he alleges are due to him.  We dispute Dr. Gandhi’s claim and have retained litigation counsel in this regard.

8.2   Significant Changes

There have been no significant changes since the date of the audited financial statements included herein other than as follows:

•

we purchased a 100% interest, subject to a 2% net smelter returns royalty, in 18,953.64 acres of mineral claims known as the MacInnis Lake Uranium properties, located in the Northwest Territories, from three private individuals for $60,000 and 300,000 common shares in our capital.  We may purchase half of the royalty for $1,000,000.

•

we purchased a 100% interest, subject to a 2% net smelter returns royalty, in claims comprising an additional 7,231 acres adjacent to the MacInnis Lake Uranium properties for $40,000 and 350,000 common shares in our capital.  We may purchase half of the royalty for $1,000,000.

•

we agreed to purchase a 100% interest, subject to a 1% net smelter returns royalty, in 1,801.83 hectares of mineral claims known as the Contact Lake uranium properties located in the Northwest Territories from three individuals by paying $60,000 and issuing 300,000 common shares in our capital.  We may purchase the royalty for $1,000,000.  We also staked additional claims at Contact Lake in order to increase the total project size to 14,420.82 acres.

•

we acquired an option from Fortune Minerals Ltd. to earn a 50% interest in the Great Slave copper-gold project located in the Northwest Territories. The claims comprise 2,069 hectares located between Great Slave Lake and Meridian Lake, 10 kilometers southwest of Fort Reliance and 250 kilometers northeast of Yellowknife. We can exercise the option by making cash payments of $80,000 to Fortune Minerals Ltd. and incurring exploration expenditures of $1.2-million on the project over four years. Fortune Minerals Ltd. is the operator of the property, but we are managing exploration during the first year of the agreement.

•

we optioned up to a 50% interest in 15 mineral claims (totalling 26,184.64 acres) forming part of the MacInnis Lake uranium claims to Max Resource Corp., an at arm’s length British Columbia and Alberta reporting company. To earn a 25% interest, Max Resource Corp. must pay $15,000 and issue 200,000 shares, as well as pay a further $15,000 and incur $750,000 of exploration expenditures on the claims by the first anniversary date of the agreement, and a further $250,000 of exploration expenditures by the second anniversary date of the agreement. To earn a further 25%, Max Resource Corp. must incur a further $1-million in exploration expenditures on the claims by the fifth anniversary date of the agreement.

Item 9.  The Offer and Listing

9.1   Offer and Listing Details

Our common shares trade on the TSX Venture Exchange under symbol “ASX” and on the NASD Over The Counter Bulletin Board under symbol “ASXSF”.  Our shares have traded on the TSX Venture Exchange, and on its predecessor, the Alberta Stock Exchange, since December 5, 1997.   The following table sets forth the high and low closing prices in Canadian funds of our common shares traded on the TSX Venture Exchange and its predecessors:

Period

High

Low

December 1, 1998 to November 30, 2000

$0.45

$0.02

December 1, 1999 to November 30, 2001

$0.18

$0.04

December 1, 2000 to November 30, 2002

$0.25

$0.10

December 1, 2001 to November 30, 2003

$0.33

$0.13

December 1, 2002 to November 30, 2004

$0.39

$0.19

March 2002 to May 2002

$0.20

$0.13

June 2002 to August 2002

$0.25

$0.15

September 2002 to November 2002

$0.20

$0.12

December 2002 to February 2003

$0.28

$0.13

March 2003 to May 2003

$0.31

$0.17

June 2003 to August 2003

$0.33

$0.14

September 2003 to November 2003

$0.245

$0.14

December 2003 to February 2004

$0.39

$0.21

March 2004 to May 2004

$0.39

$0.22

June 2004 to August 2004

$0.28

$0.20

September 2004 to November 2004

$0.365

$0.19

December 2004 to February 2005

$0.29

$0.19

November 2004                                                          $0.285

$0.225

December 2004

$0.23

$0.195

January 2005

$0.27

$0.19

February 2005

$0.29

$0.20

March 2005

$0.295

$0.22

April 2005

$0.26

$0.21

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

          Period

High

Low

December 1, 2002 to November 30, 2003

$0.235

$0.09

December 1, 2003 to November 30, 2004

$0.32

$0.13

December 2002 to February 2003

$0.14

$0.14

March 2003 to May 2003

$0.20

$0.132

June 2003 to August 2003

$0.235

$0.12

September 2003 to November 2003

$0.19

$0.09

December 2003 to February 2004

$0.32

$0.17

March 2004 to May 2004

$0.30

$0.16

June 2004 to August 2004

$0.23

$0.15

September 2004 to November 2004

$0.31

$0.13

December 2004 to February 2005

$0.25

$0.12

November 2004

$0.23

$0.18

December 2004                                                           $0.195

$0.12

January 2005                                                               $0.21

$0.12

February 2005

$0.25

$0.17

March 2005                                                                 $0.25

$0.17

April 2005

$0.22

$0.17

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

•

Purchase and Sale Agreement dated February 8, 2005 between Alberta Star Development Corp. and Lane Dewar, Trevor Teed and Ted Burylo concerning claims comprising the MacInnis Lake Uranium project.

•

Mineral Property Option Agreement dated May 5, 2004 between Alberta Star Development Corp. and 130485 Ontario Inc. concerning the Dent claims.

•

Mineral Property Option Agreement  dated May 5, 2004 between Alberta Star Development Corp. and 130485 Ontario Inc. concerning the Shabu Lake claims.

•

Option and Joint Venture Agreement dated March 18, 2005 between Alberta Star Development Corp. and Fortune Minerals Limited. concerning the Great Slave Copper-Gold Project.

•

Purchase and Sale Agreement dated March 15, 2005 between Alberta Star Development Corp. and Kalac Holdings Ltd. and David G. Lorne concerning claims comprising the MacInnis Lake Uranium project.

•

Purchase and Sale Agreement dated April 22, 2005 between Alberta Star Development Corp. and Lane Dewar, Trevor Teed and Ted Burylo concerning the Contact Lake property.

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

PART II

Item 13.   Defaults, Dividend Arrearages and Delinquencies

Not applicable

Item 14.    Material Modifications to the Rights of Security Holders and Use of

                  Proceeds

Not applicable

Item 15.

Controls and Procedures

Evalution of Disclosure Controls

We evaluated the effectiveness of our disclosure controls and procedures as of the end of the 2004 fiscal year.  This evaluation was conducted with the participation of our chief executive officer and our principal accounting officer.

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

PART III

Item 17.

Financial Statements

Our audited financial statements as prepared by the Company’s management and approved by the audit committee include:

•

our balance sheets as at November 30, 2004 and November 30, 2003;

•

the following statements for the fiscal years ended November 30, 2004, 2003 and 2002, as well as from our inception to November 30, 2004:

•

statements of operations and deficit

•

statements of cash flow; and

•

statement of changes in shareholders’ equity

All of these were audited by our auditor, James Stafford, Chartered Accountants.

The financial statements are prepared in accordance with generally accepted accounting principles in Canada and are reconciled to the standards of the Public Company Accounting Oversight Board (United States of America)  in Note 21.  All figures are expressed in Canadian dollars.

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

Mineral Property Purchase Agreement dated January 27, 2003 between Alberta Star Development Corp. and Mr. David G. Lorne**

Exhibit 8:

Mineral Property Purchase Agreement dated February 17, 2003 between Alberta Star Development Corp. and Mr. David G. Lorne**

Exhibit 9:  Property Option Agreement dated September 4, 2003 between Alberta Star

                   Development Corp. and Fronteer Development Group Inc.***

Exhibit 10:

 Purchase and Sale Agreement dated February 8, 2005 between Alberta Star

                    Development Corp. and Lane Dewar, Trevor Teed and Ted Burylo.

Exhibit 11:

 Mineral Property Option Agreement – Dent Claims dated May 5, 2004 between

                    Alberta Star Development Corp. and 130485 Ontario Inc.

Exhibit 12: Mineral Property Option Agreement – Shabu Lake Claims dated May 5, 2004 between Alberta Star Development Corp. and 130485 Ontario Inc.

Exhibit 13:

 Option and Joint Venture Agreement dated March 18, 2005 between Alberta Star Development Corp. and Fortune Minerals Limited.

Exhibit 14:

Purchase and Sale Agreement dated March 15, 2005 between Alberta Star Development Corp. and Kalac Holdings Ltd. and David G. Lorne.

Exhibit 15: Purchase and Sale Agreement dated April 22, 2005 between Alberta Star

                   Development Corp. and Lane Dewar, Trevor Teed and Ted Burylo.

Exhibit 16:  Investor Relations Agreement dated February 17, 2003 between Alberta Star

                     Development Corp. and National Media Associates**

    Exhibit 17:  Investor Relations Agreement dated June 9, 2003 between Alberta Star

                        Development Corp. and Mr. Allan Feldman.***

Exhibit 18:  Management Agreement dated December 1, 2000 between Alberta Star Mining

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

*** incorporated by reference from our Form 20-F that was filed with the commission on June 1, 2004.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly cause and authorized the undersigned to sign this statement on its behalf.

ALBERTA STAR DEVELOPMENT CORP.

Dated:  May 11, 2005

By:  /s/ Tim Coupland

       Tim Coupland, President

Alberta Star Development Corp.

(An Exploration Stage Company)

Financial Statements

(Expressed in Canadian dollars)

30 November 2004

James Stafford

Chartered Accountants*

Suite 300 - 555 West Georgia Street

Vancouver, British Columbia

Canada V6B 1Z6

Telephone +1 (604) 669 0711

Facsimile +1 (604) 669 0754

*Incorporated professional

Report of Independent Registered Chartered Accountants

To the Shareholders and the Board of Directors of

Alberta Star Development Corp.

(An Exploration Stage Company)

We have audited the accompanying balance sheets of Alberta Star Development Corp., (the “Company”) (an exploration stage company) as at 30 November 2004 and 2003 and the related statements of operations and deficit, cash flows and changes in shareholders’ equity for the period from 6 September 1996 (Date of Inception) to 30 November 2004 and for each of the years in the three-year period ended 30 November 2004.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States of America).  These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at 30 November 2004 and 2003 and the results of its operations, its cash flows and its changes in shareholders’ equity for the period from 6 September 1996 (Date of Inception) to 30 November 2004 and for each of the years in the three-year period ended 30 November 2004 in accordance with Canadian generally accepted accounting principles.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly we express no such opinion.

                                                                                                        “James Stafford”

Vancouver, Canada                                                                       Chartered Accountants

2 February 2005

Comments by Independent Registered Chartered Accountants for United States of America Readers on Canada – United States of America Reporting Differences

The standards of the Public Company Accounting Oversight Board (United States of America) requires the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note  to the financial statements.  Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States of America), our report to the Shareholders and Board of Directors dated 2 February 2005 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such conditions and events in the report when these are adequately disclosed in the financial statements.

                                                                                                        “James Stafford”

Vancouver, Canada                                                                       Chartered Accountants

2 February 2005

Alberta Star Development Corp.

(An Exploration Stage Company)

Balance Sheets

(Expressed in Canadian Dollars)

As at 30 November

	2004	2003
	$	$
Assets
Current
Cash and cash equivalents	1,941,559	342,817
Amounts receivable (Note )	106,184	84,431
Prepaid expenses (Note )	92,735	-

	2,140,478	427,248

Property, plant and equipment (Note )	15,400	15,679

	2,155,878	442,927
Liabilities
Current
Accounts payable and accrued liabilities (Note )	83,691	217,036
Due to related parties (Note )	311	1,049

	84,002	218,085
Shareholders’ equity
Capital stock (Note )
Authorized
Unlimited number of preferred shares
Unlimited number of voting common shares
Issued and outstanding
2004 – 37,527,290 common shares
2003 – 20,735,499 common shares	5,790,386	3,409,306
Contributed surplus (Note )	474,226	232,741
Warrants (Note )	787,965	606,294
Deficit, accumulated during the exploration stage	(4,980,701)	(4,023,499)

	2,071,876	224,842

	2,155,878	442,927

Nature and Continuance of Operations (Note )

Commitments (Note )

Contingency (Note )

On behalf of the Board:

“Tim Coupland”

Director

“Michael Bogin”

Director

Tim Coupland

Michael Bogin

The accompanying notes are an integral part of these financial statements.

Alberta Star Development Corp.

(An Exploration Stage Company)

Statements of Operations and Deficit

(Expressed in Canadian Dollars)

	Cumulative amounts from inception to 30 November 2004	For the year ended 30 November 2004	For the year ended 30 November 2003	For the year ended 30 November 2002
	$	$	$	$

Expenses
Mineral properties (Schedule 1)	3,160,304	1,387,282	1,217,014	174,235
General and administrative (Schedule 2)	2,433,579	642,029	826,922	434,675

Net loss before other item and income taxes	(5,593,883)	(2,029,311)	(2,043,936)	(608,910)

Other item
Write-off of property, plant and equipment	(1,129)	(1,129)	-	-

Net loss before income taxes	(5,595,012)	(2,030,440)	(2,043,936)	(608,910)

Future income tax recovery	1,175,568	1,073,238	102,330	-

Net loss for the year	(4,419,444)	(957,202)	(1,941,606)	(608,910)

Deficit, accumulated during the exploration stage, beginning of year	-	(4,023,499)	(2,081,893)	(1,472,983)

Adjustment for change in accounting policy (Note )	(561,257)	-	-	-

Deficit, accumulated during the exploration stage, end of year	(4,980,701)	(4,980,701)	(4,023,499)	(2,081,893)

Basic loss per share (Note )		(0.03)	(0.12)	(0.10)

The accompanying notes are an integral part of these financial statements.

Alberta Star Development Corp.

(An Exploration Stage Company)

Statements of Cash Flows

(Expressed in Canadian Dollars)

	Cumulative amounts from inception to 30 November 2004	For the year ended 30 November 2004	For the year ended 30 November 2003	For the year ended 30 November 2002
	$	$	$	$
Cash flows from operating activities
Net loss for the year	(4,419,444)	(957,202)	(1,941,606)	(608,910)
Adjustments to reconcile loss to net cash used by operating activities
Acquisition of mineral property interests (Notes and )	142,500	30,000	112,500	-
Amortization	20,542	8,796	7,222	3,680
Financing fee	23,000	-	23,000	-
Future income taxes (Note )	(1,175,568)	(1,073,238)	(102,330)	-
Stock-based compensation (Note )	221,665	-	221,665	-
Write-off of plant, property and equipment	1,129	1,129	-	-
	(5,186,176)	(1,990,515)	(1,679,549)	(605,230)
Changes in operating assets and liabilities
(Increase) decrease in amounts receivable	(106,184)	(21,753)	(78,539)	12,252
(Increase) decrease in prepaid expenses	(92,735)	(92,735)	-	-
Increase (decrease) in accounts payable	83,691	(133,345)	177,349	11,713
Increase (decrease) in due to related parties	311	(738)	(70,639)	71,688
	(5,301,093)	(2,239,086)	(1,651,378)	(509,577)
Cash flows from investing activities
Purchase of property, plant and equipment	(37,071)	(9,646)	(5,792)	(18,568)
Cash flows from financing activities
Change in accounting policy (Note )	(561,257)	-	-	-
Issuance of common shares for cash	2,411,928	-	610,945	459,600
Issuance of flow-through shares for cash	2,948,845	2,695,560	145,264	-
Issuance of warrants for cash	1,256,959	544,720	458,741	240,400
Warrants exercised	1,431,667	784,492	647,175	-
Options exercised	137,293	40,600	65,893	30,800
Share issuance costs	(345,712)	(217,898)	(89,439)	(38,375)
	7,279,723	3,847,474	1,838,579	692,425
Increase (decrease) in cash and cash equivalents	1,941,559	1,598,742	181,409	164,280
Cash and cash equivalents, beginning of year	-	342,817	161,408	(2,872)

Cash and cash equivalents, end of year	1,941,559	1,941,559	342,817	161,408

Supplemental Disclosures with Respect to Cash Flows (Note )

The accompanying notes are an integral part of these financial statements.

Alberta Star Development Corp.

(An Exploration Stage Company)

Statements of Changes in Shareholders’ Equity

(Expressed in Canadian Dollars)

	Number of shares issued	Share capital	Contributed surplus (Note and )	Warrants (Note and )	Deficit accumulated during the exploration stage	Total Shareholders’ equity
		$	$	$	$	$
Balance at 6 September 1996	-	-	-	-	-	-
Shares issued – cash ($0.05 per share)	5,800,000	290,000	-	-	-	290,000
Shares issued – cash ($0.10 per share)	2,000,000	200,000	-	-	-	200,000
Share issue costs – cash paid	-	(59,613)	-	-	-	(59,613)
Net loss for the year	-	-	-	-	-	-

Balance at 30 November 1997	7,800,000	430,387	-	-	-	430,387
Shares issued – cash ($0.20 per share)	150,000	30,000	-	-	-	30,000
Shares issued – mineral property ($0.07925 per share)	4,000,000	317,000	-	-	-	317,000
Stock options exercised ($0.10 per share)	80,000	8,000	-	-	-	8,000
Share issue costs – cash paid	-	(19,870)	-	-	-	(19,870)
Net loss for the year	-	-	-	-	(72,773)	(72,773)

Balance at 30 November 1998	12,030,000	765,517	-	-	(72,773)	692,744
Shares issued – cash ($0.10 per share)	345,000	34,500	-	-	-	34,500
Stock options exercised ($0.10 per share)	70,000	7,000	-	-	-	7,000
Share issue costs – cash paid	-	(150)	-	-	-	(150)
Net loss for the year	-	-	-	-	(291,216)	(291,216)

Balance at 30 November 1999	12,445,000	806,867	-	-	(363,989)	442,878
Shares issued – cash ($0.10 per share)	2,000,000	200,000	-	-	-	200,000
Shares issued for settlement of debt ($0.10 per share)	669,180	66,918	-	-	-	66,918
Share issue costs – cash paid	-	(3,977)	-	-	-	(3,977)
Net loss for the year	-	-	-	-	(143,787)	(143,787)

Balance at 30 November 2000	15,114,180	1,069,808	-	-	(507,776)	562,032
Shares issued – cash ($0.10 per unit)	2,450,000	245,000	-	-	-	245,000
Stock options exercised ($0.10 per share)	550,000	55,000	-	-	-	55,000
Share consolidation 5:1	(14,491,344)	-	-	-	-	-
Shares issued – cash ($0.15 per unit)	633,333	81,902	-	-	-	81,902
Warrants granted	-	-	-	13,098	-	13,098
Share issue costs – cash paid	-	(2,306)	-	-	-	(2,306)
Adjustment for change in accounting policy (Note )	-	-	-	-	(561,257)	(561,257)
Net loss for the year	-	-	-	-	(403,950)	(403,950)

Balance at 30 November 2001	4,256,169	1,449,404	-	13,098	(1,472,983)	(10,481)

The accompanying notes are an integral part of these financial statements.

Alberta Star Development Corp.

(An Exploration Stage Company)

Statements of Changes in Shareholders’ Equity

(Expressed in Canadian Dollars)

	Number of shares issued	Share capital	Contributed surplus (Note and )	Warrants (Note and )	Deficit accumulated during the exploration stage	Total Shareholders’ equity
		$	$	$	$	$
Balance forward at 30 November 2001	4,256,169	1,449,404	-	13,098	(1,472,983)	(10,481)
Shares issued – cash ($0.10 per unit)	1,750,000	41,700	-	-	-	41,700
Shares issued – cash ($0.15 per unit)	3,500,000	417,900	-	-	-	417,900
Stock options exercised ($0.14 per share)	220,000	30,800	-	-	-	30,800
Shares issued for service ($0.15 per share) (Note )	100,000	15,000	-	-	-	15,000
Warrants granted	-	-	-	240,400	-	240,400
Share issue costs – cash paid	-	(53,375)	-	-	-	(53,375)
Net loss for the year	-	-	-	-	(608,910)	(608,910)
Balance at 30 November 2002	9,826,169	1,901,429	-	253,498	(2,081,893)	73,034
Flow-through shares issued – cash ($0.15 per unit)	666,667	26,747	-	-	-	26,747
Flow-through shares issued – cash ($0.25 per unit)	680,000	118,517	-	-	-	118,517
Shares issued – cash ($0.15 per unit)	666,333	26,733	-	-	-	26,733
Shares issued – cash ($0.23 per unit)	3,500,000	556,325	-	-	-	556,325
Shares issued – cash ($0.25 per unit)	160,000	27,887	-	-	-	27,887
Warrants exercised ($0.10 per share)	250,000	34,010	-	(9,010)	-	25,000
Warrants exercised ($0.14 per share)	425,000	94,715	-	(35,215)	-	59,500
Warrants exercised ($0.15 per share)	3,500,000	632,100	-	(107,100)	-	525,000
Warrants exercised ($0.19 per share)	50,000	9,893	-	(393)	-	9,500
Warrants exercised ($0.20 per share)	100,000	21,629	-	(1,629)	-	20,000
Stock options exercised ($0.14 per share)	82,808	11,593	-	-	-	11,593
Stock options exercised ($0.15 per share)	362,000	54,300	-	-	-	54,300
Agent compensation warrants exercised ($0.15 per share)	54,500	8,175	-	-	-	8,175
Shares issued for mineral property ($0.17 per share) (Notes and )	50,000	8,500	-	-	-	8,500
Shares issued for mineral property ($0.24 per share) (Notes and )	200,000	48,000	-	-	-	48,000
Shares issued for mineral property ($0.28 per share) (Notes and )	200,000	56,000	-	-	-	56,000
Shares issued for service ($0.23 per share) (Note )	100,000	23,000	-	-	-	23,000
Warrants granted	-	-	-	517,219	-	517,219
Warrants expired	-	-	11,076	(11,076)	-	-
Share issue costs – cash paid	-	(89,439)	-	-	-	(89,439)
Share issue costs – warrants	-	(58,478)	-	-	-	(58,478)
Stock-based compensation (Note )	-	-	221,665	-	-	221,665
Tax benefits renounced to flow-through share subscribers (Note )	-	(102,330)	-	-	-	(102,330)
Escrow shares cancelled	(137,978)	-	-	-	-	-
Net loss for the year	-	-	-	-	(1,941,606)	(1,941,606)
Balance at 30 November 2003	20,735,499	3,409,306	232,741	606,294	(4,023,499)	224,842

The accompanying notes are an integral part of these financial statements.

Alberta Star Development Corp.

(An Exploration Stage Company)

Statements of Changes in Shareholders’ Equity

(Expressed in Canadian Dollars)

	Number of shares issued	Share capital	Contributed surplus (Note and )	Warrants (Note and )	Deficit accumulated during the exploration stage	Total Shareholders’ equity
		$	$	$	$	$
Balance forward at 30 November 2003	20,735,499	3,409,306	232,741	606,294	(4,023,499)	224,842
Flow-through shares issued – cash ($0.25 per unit) (Note )	5,655,000	1,211,456	-	-	-	1,211,456
Flow-through shares issued – cash ($0.27 per unit) (Note )	6,764,926	1,484,104	-	-	-	1,484,104
Warrants exercised ($0.14 per share) (Note )	1,075,000	239,574	-	(89,074)	-	150,500
Warrants exercised ($0.20 per share) (Note )	395,333	122,506	-	(43,439)	-	79,067
Warrants exercised ($0.28 per share) (Note )	400,000	142,284	-	(30,284)	-	112,000
Warrants exercised ($0.30 per share) (Note )	571,000	211,870	-	(40,570)	-	171,300
Agent compensation warrants exercised ($0.15 per share) (Note )	645,500	96,825	-	-	-	96,825
Agent compensation warrants exercised ($0.25 per share) (Note )	699,200	233,211	-	(58,411)	-	174,800
Stock options exercised ($0.14 per share) (Note )	40,000	5,600	-	-	-	5,600
Stock options exercised ($0.20 per share) (Note )	175,000	35,000	-	-	-	35,000
Shares issued for mineral property ($0.17 per share) (Notes and )	100,000	17,000	-	-	-	17,000
Shares issued for mineral property ($0.26 per share) (Notes and )	50,000	13,000	-	-	-	13,000
Shares issued for service ($0.25 per share) (Notes and )	24,376	6,094	-	-	-	6,094
Shares issued for service ($0.27 per unit) (Notes and )	196,456	43,059	-	-	-	43,059
Warrants granted (Note )	-	-	-	684,934	-	684,934
Warrants expired (Note )	-	-	241,418	(241,418)	-	-
Agent compensation warrants expired (Note )	-	-	67	(67)	-	-
Share issue costs – cash paid	-	(217,898)	-	-	-	(217,898)
Share issue costs – shares	-	(49,153)	-	-	-	(49,153)
Share issue costs – warrants	-	(140,214)	-	-	-	(140,214)
Tax benefits renounced to flow-through share subscribers (Note )	-	(1,073,238)	-	-	-	(1,073,238)
Net loss for the year	-	-	-	-	(957,202)	(957,202)

Balance at 30 November 2004	37,527,290	5,790,386	474,226	787,965	(4,980,701)	2,071,876

The accompanying notes are an integral part of these financial statements.

Alberta Star Development Corp.

(An Exploration Stage Company)

Schedule 1 – Mineral Properties

(Expressed in Canadian Dollars)

	Cumulative amounts from inception to 30 November 2004	For the year ended 30 November 2004	For the year ended 30 November 2003	For the year ended 30 November 2002
	$	$	$	$

Operating expenses
Consulting fees	296,843	240,309	21,627	28,533
Drilling	210,057	-	209,669	388
Field	172,418	980	65,658	81,366
Geology and engineering	432,228	(10,085)	348,424	79,004
Travel	338,807	21,231	236,148	65,880

	1,450,353	252,435	881,526	255,171

Acquisition of mineral property interests (Notes and )	1,606,461	1,142,847	363,614	-

Recovery of mineral property costs	(45,497)	(8,000)	(11,561)	(25,936)

Sales of mineral property interests (Notes and )	(71,565)	-	(16,565)	(55,000)

Write-off of mineral properties and related costs	220,552	-	-	-

	3,160,304	1,387,282	1,217,014	174,235

The accompanying notes are an integral part of these financial statements.

Alberta Star Development Corp.

(An Exploration Stage Company)

Schedule 2 – General and Administrative Expenses

(Expressed in Canadian Dollars)

	Cumulative amounts from inception to 30 November 2004	For the year ended 30 November 2004	For the year ended 30 November 2003	For the year ended 30 November 2002
	$	$	$	$

Advertising and promotion	221,611	142,905	78,706	-
Amortization	20,542	8,796	7,222	3,680
Automotive	31,316	3,823	12,102	3,522
Bank charges and interest (Note )	7,761	3,967	905	970
Consulting fees (Note )	417,174	66,528	119,200	169,945
Filing and financing fees (Note )	101,761	28,280	51,184	6,153
Legal and accounting (Note )	413,042	106,587	95,104	90,987
Management fees (Note )	348,387	60,000	107,277	64,100
Meals and entertainment	68,870	25,561	18,731	10,792
Office and miscellaneous	141,137	70,547	21,408	6,261
Rent and utilities	52,305	8,564	9,540	10,015
Secretarial fees (Note )	152,130	32,019	44,161	43,050
Stock-based compensation (Note )	221,665	-	221,665	-
Telephone and internet	20,975	6,120	12,411	2,444
Transfer fees and shareholder information	200,687	78,332	27,306	18,276
Travel	14,216	-	-	4,480

	2,433,579	642,029	826,922	434,675

The accompanying notes are an integral part of these financial statements.

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

30 November 2004

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

The Company’s financial statements as at 30 November 2004 and for the year then ended have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business.  The Company has a loss of $957,202 for the year ended 30 November 2004 (2003 - $1,941,606, 2002 - $608,910) and has working capital of $2,056,476 at 30 November 2004 (2003 - $209,163).

Management cannot provide assurance that the Company will ultimately achieve profitable operations or become cash flow positive, or raise additional debt and/or equity capital.  However, based on its prior demonstrated ability to raise capital, management believes that the Company’s capital resources should be adequate to continue operating and maintain its business strategy during fiscal 2005.  However, if the Company is unable to raise additional capital in the near future, due to the Company’s liquidity problems, management expects that the Company will need to curtail operations, liquidate assets, seek additional capital on less favourable terms and/or pursue other remedial measures.  These financial statements do not include any adjustments related to the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

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

ii.

The Canadian Institute of Chartered Accountants (the “CICA”) issued new accounting recommendations for the presentation and disclosure of basic and diluted earnings per share.  Effective 1 January 2001, the Company adopted these new recommendations on a retroactive basis.  The most significant change under the new recommendations is the use of the “treasury stock method” instead of the “imputed earnings approach” in computing diluted earnings per share.  The retroactive impacts of adopting the new recommendations for the years ended 30 November 2004, 2003 and 2002 had no impact on earnings per share.

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

3.

Significant Accounting Policies

The accounting policies of the Company are in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  These policies conform, in all material respects, with United States generally accepted accounting principles (“US GAAP”), except as discussed in Note .  Outlined below are those policies considered particularly significant.

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

Mineral properties and deferred exploration costs

Mineral exploration costs are expensed as incurred.  When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves, costs incurred prospectively to develop the property are capitalized as incurred and are depreciated using the unit-of-production depreciation method over the estimated life of the ore body based on proven and probable reserves.Major development costs incurred after the commencement of production, are capitalized as incurred and are depreciated using the unit-of-production depreciation method based on proven and probable reserves.

Ongoing development expenditures to maintain production are charged to operations as incurred.

Mineral property and deferred exploration costs are currently charged to operations as incurred since the Company has not met the criteria for deferral of acquisition and development costs under Canadian generally accepted accounting principles.

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

Basic loss per share

Loss per share is calculated using the weighted average number of common shares outstanding during the year.  For the years ended 30 November 2004, 2003 and 2002, the weighted average number of common shares outstanding was 27,557,850, 15,745,310 and 6,074,336, respectively.

Fully diluted earnings per share consider the dilutive impact of the conversion of outstanding stock options and warrants as if the events had occurred at the beginning of the year.  For the years ended 30 November 2004, 2003 and 2002, this calculation proved to be anti-dilutive.

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

Flow-through common shares

The Company has financed a portion of its exploration activities through the issue of flow-through shares, which transfer the tax deductibility of exploration expenditures to the investor.  Proceeds received on the issue of such shares have been credited to share capital and the related exploration costs have been charged to exploration properties and deferred exploration expenditures.  A future income tax liability is recognized, and the shareholders’ equity reduced, on the date the Company renounces the expenditures, provided there is reasonable assurance that the expenditures will be made.

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

Comparative figures

Certain comparative figures have been adjusted to conform to the current period’s presentation.  This includes the regrouping of 700,000 agent compensation warrants (Note ) and greater disclosure of warrants and agent compensation warrants in general (Note ).

4.

Amounts Receivable

Amounts receivable are non-interest bearing, unsecured and have settlement dates within one year.

	2004	2003
	$	$

Goods and Services Tax receivable	106,184	58,323
Mineral property expenditures recovery	-	26,108

	106,184	84,431

5.

Property, Plant and Equipment

		Accumulated	Net book value
	Cost	amortization	2004	2003
	$	$	$	$

Computer equipment	14,627	3,464	11,163	5,363
Equipment	2,756	1,387	1,369	1,711
Website graphics	17,210	14,342	2,868	8,605

	34,593	19,193	15,400	15,679

During the year ended 30 November 2004, total additions to property, plant and equipment were $9,646 (2003 - $5,792).

Mineral Properties

Longtom Property, Northwest Territories

The Company holds a 50% undivided interest in the Longtom Property (the “Longtom Property”) located about 350 kilometers northwest of Yellowknife, in the Northwest Territories, Canada.  The Longtom Property is registered 100% in the name of the Company and the Company is the operator of the Longtom Property.  The Company’s 50% interest in the Longtom Property is subject to a 2% net smelter royalty.

The Company has the right to acquire the remaining 50% interest in the Longtom Property (the “Longtom Option”) for $315,000 payable either in cash or 50% ($157,500) in cash and 50% in common shares of the Company.  The deemed price of the Company’s shares issued on the exercise of the Longtom Option would be the average TSX Venture Exchange closing market price of its common shares on the five trading days immediately proceeding and the five trading days immediately following the date that the option is exercised. The Company is compelled to exercise the Longtom Option: 1) within 90 days from the date it has incurred $5,000,000 in exploration expenditures on the Longtom Property; or 2) at the date the Company advises the optionor in writing that it will complete the Longtom Option to purchase the remaining 50% interest in the Longtom Property (Note ).

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

During the year ended 30 November 2003, the Company entered into a non-binding letter of intent (the “Letter of Intent”) with Fronteer Development Group Inc. (“Fronteer”).  Under the Letter of Intent, Fronteer may earn up to a 75% interest in the Longtom Property by paying the Company $15,000 cash and spending an aggregate of $500,000 on exploration expenditures over three years according to the following schedule:

•

Pay $5,000 cash on signing (received);

•

Pay $3,000 cash (received) and incur $50,000 in exploration expenditures by 27 October 2004 (incurred);

•

Pay $3,000 cash and incur $150,000 in exploration expenditures by 27 October 2005; and

•

Pay $4,000 cash and incur $300,000 in exploration expenditures by 27 October 2006.

Fronteer will be the operator of the program during the earn-in period.  In the event that Fronteer fails to meet its obligations, Fronteer shall forfeit all interest in the Longtom Property.

This Letter of Intent was finalized during the period ended 30 November 2004 and was approved by TSX Venture Exchange.

During the year ended 30 November 2002, the Company sold a 5% interest in three mineral claims in the Longtom Property for cash proceeds of $55,000.

Expenditures related to the Longtom Property can be summarized as follows:

	Cumulative amounts from inception to 30 November 2004	For the year ended 30 November 2004	For the year ended 30 November 2003	For the year ended 30 November 2002
	$	$	$	$

Operating expenses
Consulting fees	179,914	125,948	21,627	28,533
Drilling	210,057	-	209,669	388
Field	147,024	-	65,658	81,366
Geology and engineering	416,804	(11,624)	348,424	79,004
Travel	322,517	20,489	236,148	65,880

	1,276,316	134,813	881,526	255,171

Recovery of mineral property costs	(45,497)	(8,000)	(11,561)	(25,936)

Sales of mineral property interests	(55,000)	-	-	(55,000)

Write-off of mineral properties and related costs	220,552	-	-	-

	1,396,371	126,813	869,965	174,235

Longtom Property Target 1, Northwest Territories

During the year ended 30 November 2003, the Company acquired a 50% interest in a 1,781.9 hectare mineral property located in the Longtom Lake area of the Northwest Territories for cash proceeds of $15,000 and 200,000 common shares of the Company valued at $56,000 (Note ).

Expenditures related to the Longtom Property Target 1 can be summarized as follows:

	Cumulative amounts from inception to 30 November 2004	For the year ended 30 November 2004	For the year ended 30 November 2003	For the year ended 30 November 2002
	$	$	$	$

Operating expenses
Consulting fees	12,180	12,180	-	-

Acquisition of mineral property interests	71,000	-	71,000	-

	83,180	12,180	71,000	-

Longtom Property Target 2, Northwest Territories

During the year ended 30 November 2003, the Company entered into an agreement to acquire a 50% interest in a 2,530.8 hectare mineral property located in the Longtom Lake area of the Northwest Territories for cash proceeds of $15,000 and 200,000 common shares of the Company valued at $48,000 (Note ).

Expenditures related to the Longtom Property Target 2 can be summarized as follows:

	Cumulative amounts from inception to 30 November 2004	For the year ended 30 November 2004	For the year ended 30 November 2003	For the year ended 30 November 2002
	$	$	$	$

Operating expenses
Consulting fees	12,180	12,180	-	-

Acquisition of mineral property interests	63,000	-	63,000	-

	75,180	12,180	63,000	-

Harrison Lake Property, British Columbia

During the year ended 30 November 2001, the Company acquired three mineral claims (the “Harrison Lake Property”) located in the New Westminster Mining Division, British Columbia, for cash proceeds of $100,000.  This amount was expensed as incurred.

On 15 February 2002, the Company entered into an agreement with Candorado Operating Company Ltd. (“Candorado”) to sell the Harrison Lake Property for proceeds of 200,000 common shares of Candorado.  The 200,000 common shares were received on 21 January 2003, sold on the same day for cash proceeds of $16,565 (Note ).

Expenditures related to the Harrison Lake Property can be summarized as follows:

	Cumulative amounts from inception to 30 November 2004	For the year ended 30 November 2004	For the year ended 30 November 2003	For the year ended 30 November 2002
	$	$	$	$

Acquisition of mineral property interests	100,000	-	-	-

Sales of mineral property interests	(16,565)	-	(16,565)	-

	83,435	-	(16,565)	-

Lagarde Property

During the year ended 30 November 2001, the Company entered into an agreement to participate in the Lagarde Project Drill Program (the “Lagarde Property”). Under the agreement, the Company paid exploration expenditures of $56,415 for drilling in return for a 5% participating interest in the Lagarde Property. The drilling program was completed and the Company has now abandoned its interest. These amounts have been expensed as incurred.

Expenditures related to the Lagarde Property can be summarized as follows:

	Cumulative amounts from inception to 30 November 2004	For the year ended 30 November 2004	For the year ended 30 November 2003	For the year ended 30 November 2002
	$	$	$	$

Operating expenses
Consulting fees	2,568	-	-	-
Drilling	-	-	-	-
Field	24,414	-	-	-
Geology and engineering	13,885	-	-	-
Travel	15,548	-	-	-

	56,415	-	-	-

Dixie Lake Property, Ontario

During the year ended 30 November 2003, the Company entered into an agreement with Fronteer Development Group Inc. to acquire a 50% undivided interest in the Dixie Lake Property (the “Dixie Lake Property”) located in the Red Lake belt in Ontario, Canada (Note ).

To acquire the 50% interest in the Dixie Lake Property, the Company must:

i.

Pay $200,000 toward initial exploration expenditures by 2 October 2003 ($100,000 paid on 23 October 2003 and $100,000 accrued at 30 November 2003 and paid on 12 December 2003 (Note )).

ii.

Incur additional aggregate exploration expenditures of not less than $2,000,000 as follows:

•

$200,000 on or before 22 December 2003 (paid);

•

$500,000 on or before 22 September 2004 (paid);

•

$1,100,000 on or before 22 September 2005 ($1,316,941 paid to 30 November 2004); and

•

$2,000,000 on or before 22 September 2006.

i.

Pay cash payment of $135,000 and issue 350,000 common shares of the Company as follows:

•

Pay $10,000 (paid) and issue 50,000 common shares (issued and valued at $8,500) of the Company by 22 September 2003;

•

Pay $25,000 (paid) and issue 100,000 common shares (issued and valued at $17,000) of the Company by 22 September 2004;

•

Pay $40,000 and issue 100,000 common shares of the Company by 22 September 2005; and

•

Pay $60,000 and issue 100,000 common shares of the Company by 22 September 2006 (Note ).

iv.

Pay additional cash payments related to an existing option agreement on the Dixie Lake Property as follows:

•

$5,000 by 30 March 2004 (paid);

•

$10,000 by 30 December 2004 (not paid);

•

$25,000 by 30 December 2005; and

•

$40,000 by 30 December 2006.

The optionor, as operator, of the Dixie Lake Property may bill the Company for the full amount of the estimated exploration expenditures of any program scheduled to be undertaken subject to the initial program on the Dixie Lake Property.  The Company must pay half of such amounts within 10 days of the receipt of related billings and the balance upon completion of the exploration program and receipt of the related billings.

Expenditures related to the Dixie Lake Property can be summarized as follows:

	Cumulative amounts from inception to 30 November 2004	For the year ended 30 November 2004	For the year ended 30 November 2003	For the year ended 30 November 2002
	$	$	$	$

Operating expenses
Consulting fees	65,641	65,641	-	-
Drilling	-	-	-	-
Field	980	980	-	-
Geology and engineering	1,539	1,539	-	-
Travel	742	742	-	-

	68,902	68,902	-	-

Acquisition of mineral property interests	1,337,847	1,119,347	218,500	-

	1,406,749	1,188,249	218,500	-

Acquisition of mineral property interests of $1,337,847 consists of general cash payments ($65,500), consulting fees ($134,170), drilling ($284,793), field ($294,235), geology and engineering ($497,347) and travel ($61,802).

As at 30 November 2004, the Company had advanced $92,735 to Fronteer related to the prepayment of the acquisition of mineral property interests.

Consolidated Jaba Inc. – Providence Claims, Beatty, Nevada

During the year ended 30 November 2003, the Company entered into a non-binding letter of intent (the “Letter of Intent”) to acquire an 80% interest in the Providence project located in Beatty, Nevada, USA.  To acquire the 80% interest, the Company must:

•

Commit to a 1500 meter drill program by 30 June 2004;

•

Complete US$800,000 in exploration expenditures over the next four years;

•

Issue 650,000 common shares of the Company to the optionor over the next four years subject to regulatory approval; and

•

Complete a bankable feasibility study.

During the year ended 30 November 2003, the Company paid $11,114 related to the due diligence review of the property.

During the year ended 30 November 2004, the Company abandoned its interest with Consolidated Jaba Inc. on the Providence Claims.

Expenditures related to the interest with Consolidated Jaba Inc. can be summarized as follows:

	Cumulative amounts from inception to 30 November 2004	For the year ended 30 November 2004	For the year ended 30 November 2003	For the year ended 30 November 2002
	$	$	$	$

Acquisition of mineral property interests	11,114	-	11,114	-

	11,114	-	11,114	-

Shabu Lake, Ontario

During the year ended 30 November 2004, the Company entered into an agreement with 130485 Ontario Inc. to acquire a 100% interest, subject to a 2% net smelter returns royalty, in four contiguous unpatented mineral claims comprising a total of 72 mineral claim units located in Shabu Lake Township, Ontario, Canada (the “Shabu Lake Property”) (Note ).

To acquire the 100% interest in the Shabu Lake Property, the Company must pay total cash payments of $94,500 and issue 100,000 common shares of the Company as follows:

•

Pay $4,500 (paid) and issue 25,000 common shares (issued and valued at $6,500) of the Company by 5 May 2004;

•

Pay $8,000 and issue 25,000 common shares of the Company by 1 May 2005;

•

Pay $12,000 and issue 25,000 common shares of the Company by 1 May 2006;

•

Pay $25,000 and issue 25,000 common shares of the Company by 1 May 2007; and

•

Pay $45,000 by 1 May 2008.

The above agreement was approved by TSX Venture Exchange.

Expenditures related to the Shabu Lake Property can be summarized as follows:

	Cumulative amounts from inception to 30 November 2004	For the year ended 30 November 2004	For the year ended 30 November 2003	For the year ended 30 November 2002
	$	$	$	$

Operating expenses
Consulting fees	12,180	12,180	-	-

Acquisition of mineral property interests	11,000	11,000	-	-

	23,180	23,180	-	-

Dent Gold Property, Ontario

During the year ended 30 November 2004, the Company entered into an agreement with 130485 Ontario Inc. to acquire a 100% interest, subject to a 2% net smelter returns royalty, in nine contiguous unpatented mineral claims comprising a total of 62 mineral claim units located in Goodall and Dent Townships, Ontario, Canada (the “Dent Gold Property”) (Note ).  To acquire the 100% interest in the Dent Gold Property, the Company must pay total cash payments of $96,000 and issue 100,000 common shares of the Company as follows:

•

Pay $6,000 (paid) and issue 25,000 common shares (issued and valued at $6,500) of the Company by 5 May 2004;

•

Pay $8,000 and issue 25,000 common shares of the Company by 1 May 2005;

•

Pay $12,000 and issue 25,000 common shares of the Company by 1 May 2006;

•

Pay $25,000 and issue 25,000 common shares of the Company by 1 May 2007; and

•

Pay $45,000 by 1 May 2008.

The above agreement was approved by TSX Venture Exchange.

Expenditures related to the Dent Gold Property can be summarized as follows:

	Cumulative amounts from inception to 30 November 2004	For the year ended 30 November 2004	For the year ended 30 November 2003	For the year ended 30 November 2002
	$	$	$	$

Operating expenses
Consulting fees	12,180	12,180	-	-

Acquisition of mineral property interests	12,500	12,500	-	-

	24,680	24,680	-	-

6.

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

7.

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

8.

Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities are non-interest bearing, unsecured and have settlement dates within one year.

9.

Due to Related Parties

Amounts due to related parties are non-interest bearing, unsecured and have no fixed terms of repayment (Note ).

As at 30 November 2004, the amount due to related parties includes $311 (2003 - $1,049) payable to a company or companies controlled by a director and shareholder of the Company.

10.

Related Parties Transactions

During the year ended 30 November 2004, the Company entered into the following transactions with related parties:

i.

Paid or accrued office secretarial fees of $32,019 (2003 - $44,161, 2002 - $43,050) to an individual related to a director of the Company.

ii.

Paid or accrued legal fees of $19,175 (2003 - $19,043, 2002 - $22,106) to a company controlled by the corporate secretary and a shareholder of the Company.

iii.

Paid or accrued consulting fees of $66,528 (2003 - $64,700, 2002 - $32,500) to a company controlled by a director and shareholder of the Company.

iv.

Paid or accrued management fees of $60,000 (2003 - $107,277, 2002 - $64,100) to a company controlled by a shareholder and director of the Company.

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

11.

Capital Stock

Authorized capital stock consists of an unlimited number of voting common shares.  Authorized capital stock also consists of an unlimited number of preferred shares, to be issued in series, with the directors being authorized to determine the designation, rights, privileges, restrictions and conditions attached to all of the preferred shares.

i.

On 28 January 2004, the Company issued 2,715,000 units at a price of $0.25 per unit.  Each unit consists of one common share and one-half share purchase warrant.  Each whole share purchase warrant entitles the holder to purchase an additional common share at a price of $0.45 in the first year and $0.55 in the second year up to 28 January 2006.  At 30 November 2004, all of the related share purchase warrants remain outstanding.  All of these common shares were flow-through shares which were renounced to the investors during the year ended 30 November 2004.

ii.

On 28 July 2004, the Company issued 2,940,000 common shares at a price of $0.25 per share.  All of these common shares were flow-through shares which were renounced to the investors during the year ended 30 November 2004.

iii.

On 28 July 2004, the Company issued 24,376 common shares at a price of $0.25 per share as consideration for payment for services rendered by a private placement agent.

iv.

On 28 July 2004, the Company issued 426,000 warrants which entitles the holder to purchase an additional common share at a price of $0.30 up to 28 July 2005 as consideration for payment for services rendered by a private placement agent (Note ).  At 30 November 2004, all of the related warrants remain outstanding.

v.

On 20 September 2004, the Company issued 100,000 common shares valued at a price of $0.17 per share for the acquisition of mineral property interests (Notes  and ).

vi.

On 7 October 2004, the Company issued 2,967,926 units at a price of $0.27 per unit.  Each unit consists of one common share and one-half share purchase warrant.  Each whole share purchase warrant entitles the holder to purchase an additional common share at a price of $0.40 up to 7 April 2006.  At 30 November 2004, all of the related share purchase warrants remain outstanding.  All of these common shares were flow-through shares which were renounced to the investors during the year ended 30 November 2004.

vii.

On 7 October 2004, the Company issued 60,293 units at a price of $0.27 per unit.  Each unit consists of one common share and one-half share purchase warrant.  Each whole share purchase warrant which entitles the holder to purchase an additional common share at a price of $0.40 up to 7 April 2006 as consideration for payment for services rendered by a private placement agent (Note ).  At 30 November 2004, all of the related warrants remain outstanding.

viii.

On 7 October 2004, the Company issued 415,189 warrants which entitles the holder to purchase an additional common share at a price of $0.36 up to 7 April 2006 as consideration for payment for services rendered by a private placement agent (Note ).  At 30 November 2004, all of the related warrants remain outstanding.

ix.

On 18 October 2004, the Company issued 50,000 common shares valued at a price of $0.26 per share for the acquisition of mineral property interests (Notes  and ).

x.

On 19 October 2004, the Company issued 3,797,000 units at a price of $0.27 per unit.  Each unit consists of one common share and one-half share purchase warrant.  Each whole share purchase warrant entitles the holder to purchase an additional common share at a price of $0.40 up to 19 April 2006.  At 30 November 2004, all of the related share purchase warrants remain outstanding.  All of these common shares were flow-through shares which were renounced to the investors during the year ended 30 November 2004.

xi.

On 19 October 2004, the Company issued 136,163 units at a price of $0.27 per unit.  Each unit consists of one common share and one-half share purchase warrant.  Each whole share purchase warrant entitles the holder to purchase an additional common share at a price of $0.40 up to 19 April 2006 as consideration for payment for services rendered by a private placement agent (Note ).  At 30 November 2004, all of the related warrants remain outstanding.

xii.

On 19 October 2004, the Company issued 569,550 share purchase warrants.  Each whole purchase warrant entitles the holder to purchase an additional common share at a price of $0.36 up to 19 April 2006 as consideration for payment for services rendered by a private placement agent (Note ).  At 30 November 2004, all of the related warrants remain outstanding.

xiii.

During the year ended 30 November 2004, the Company issued 645,500 common shares at a price of $0.15 per share upon the exercise of existing share purchase warrant options.  These share purchase warrants were grouped as outstanding options for the year ended 30 November 2003.  As at 30 November 2004, none of these share purchase warrants remain outstanding.

xiv.

During the year ended 30 November 2004, the Company issued 40,000 common shares at a price of $0.14 per share upon the exercise of previously outstanding options.  As at 30 November 2004, a total of 20,000 options remain outstanding.

xv.

During the year ended 30 November 2004, the Company issued 175,000 common shares at a price of $0.20 per share upon the exercise of previously outstanding options.  As at 30 November 2004,  a total of 1,324,782 options remain outstanding.

xvi.

During the year ended 30 November 2004, the Company issued 1,075,000 common shares at a price of $0.14 per share upon the exercise of previously outstanding share purchase warrants.  As at 30 November 2004, no warrants remain outstanding.

xvii.

During the year ended 30 November 2004, the Company issued 699,200 common shares at a price of $0.25 per share upon the exercise of previously outstanding share purchase warrants.  During the year ended 30 November 2004, a total of 800 share purchase warrants expired and none remain outstanding at 30 November 2004.

xviii.

During the year ended 30 November 2004, the Company issued 571,000 common shares at a price of $0.30 per share upon the exercise of previously outstanding share purchase warrants.  During the year ended 30 November 2004, a total of 2,929,000 share purchase warrants expired and none remain outstanding at 30 November 2004.

xix.

During the year ended 30 November 2004, the Company issued 400,000 common shares at a price of $0.28 per share upon the exercise of previously outstanding share purchase warrants.  During the year ended 30 November 2004, a total of 440,000 share purchase warrants expired and none remain outstanding at 30 November 2004.

xx.

During the year ended 30 November 2004, the Company issued 395,333 common shares at a price of $0.20 per share upon the exercise of previously outstanding share purchase warrants.  As at 30 November 2004, a total of 937,667 share purchase warrants remain outstanding.

xxi.

During the year ended 30 November 2004, the Company returned to treasury and cancelled 130,000 common shares issued in error.

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

The following incentive stock options were outstanding at 30 November 2004:

	Exercise price	Number of options	Remaining contractual life (years)
	$

Options	0.20	400,000	0.99
	0.20	1,324,782	0.99
	0.14	20,000	1.10
	0.14	62,808	1.85
	0.15	55,000	2.59

		1,862,590

The following is a summary of stock based compensation activities during the years ended 30 November 2004 and 2003:

	Number of options	Weighted average exercise price
		$

Outstanding and exercisable at 1 December 2002	622,616	0.15

Granted	1,899,782	0.20
Exercised	(444,808)	0.15
Forfeited	-	-

Outstanding and exercisable at 30 November 2003	2,077,590	0.20

Weighted average fair value of options granted during the year		0.12

Outstanding and exercisable at 1 December 2003	2,077,590	0.20

Granted	-	-
Exercised	(215,000)	0.19
Forfeited	-	-

Outstanding and exercisable at 30 November 2004	1,862,590	0.20

Weighted average fair value of options granted during the year		-

Warrants and Agent Compensation Warrants

The Company has adopted greater disclosure of its warrants and agent compensation warrants transactions in its financial statements by disclosing the fair value attributed to such transactions as a separate component in the statement of shareholders’ equity (Note ).  As a result, total shareholders’ equity for each of the years ended 30 November 2004, 2003 and 2002 remains unchanged.  Warrants of $606,294, $253,498 and $13,098 are now reported at 30 November 2003, 2002 and 2001 respectively with corresponding reductions in share capital.  Contributed surplus has increased by $11,076 at 30 November 2003 with a corresponding reduction in share capital.

The following share purchase warrants and agent compensation warrants were outstanding at 30 November 2004:

	Exercise price	Number of options	Remaining contractual life (years)
	$

Agent compensation warrants	0.30	426,000	0.66
Warrants	0.20	937,667	0.95
Warrants	0.45 Year 1 0.55 Year 2	1,357,500	1.16
Warrants	0.40	1,483,963	1.35
Agent compensation warrants	0.40	30,146	1.35
Agent compensation warrants	0.36	415,189	1.35
Warrants	0.40	1,898,500	1.38
Agent compensation warrants	0.40	68,081	1.38
Agent compensation warrants	0.36	569,550	1.38

		7,186,596

A total of 700,000 agent compensation warrants issued on 18 September 2002 entitling the holder to purchase 700,000 common shares of the Company at a price of $0.15 to 30 October 2004 were previously grouped by the Company with outstanding options for financial statements disclosure purposes in the prior years financial statements of the Company.  A total of 54,500 of these agent warrants were exercised during the year ended 30 November 2003.  These agent warrants have been regrouped for financial statements disclosure purposes with outstanding warrants for the year ended 30 November 2004 and comparative periods.

A summary of the outstanding warrants is as follows:

	Number of warrants	Weighted average exercise price
		$

Outstanding and exercisable at 1 December 2002	6,938,000	0.15

Granted	6,373,000	0.27
Exercised	(4,379,500)	0.15
Forfeited	(838,000)	0.20

Outstanding and exercisable at 30 November 2003	8,093,500	0.24

Weighted average fair value of warrants granted during the year		0.08

Outstanding and exercisable at 1 December 2003	8,093,500	0.24

Granted	6,248,929	0.42
Exercised	(3,786,033)	0.21
Forfeited	(3,369,800)	0.30

Outstanding and exercisable at 30 November 2004	7,186,596	0.39

Weighted average fair value of warrants granted during the year		0.11

The weighted average grant date fair value of warrants issued during the year ended 30 November 2004, amounted to $0.11 per warrant (2003 - $0.08 per warrant).  The fair value of each warrant granted was determined using the Black-Scholes option pricing model and the following weighted average assumptions:

	2004	2003

Risk free interest rate	2.07%	1.26%
Expected life	1.57 years	1 years
Annualized volatility	93%	101%
Expected dividends	-	-

12.

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

The following assumptions were used for the Black-Scholes valuation of stock options granted during the year:

	2004	2003

Risk free interest rate	-	1.65%
Expected life	-	2 years
Annualized volatility	-	88%
Expected dividends	-	-

13.

Commitments

On 1 December 2000, the Company entered into a contract for management services with a company controlled by a director and shareholder of the Company requiring the payment of $5,000 per month.

On 17 February 2003, the Company entered into a contract for investor relations services with a company requiring the payment of US$2,500 per month.

On 14 July 2003, the Company entered into a contract for investor relations services with an individual requiring the payment of $4,000 per month.

The Company has outstanding and future commitments under mineral property option agreements to pay cash and issue common shares of the Company (Note ).

14.

Income Taxes

Provision for income taxes

The provision for (recovery of) income taxes differs from the amount that would have resulted by applying Canadian federal and provincial statutory tax rates of 34.12% (2003 - 39.25%, 2002 - 40.39%).

	2004	2003	2002
	$	$	$

Net loss before income taxes	(2,030,440)	(2,043,936)	(608,910)

Income tax recovery at statutory rates	692,786	802,262	245,932
Adjustments to benefits resulting from:
Amortization	(3,001)	(2,835)	(1,486)
Resource expenses	(473,341)	(484,190)	(92,585)
Stock-based compensation not deductible for income tax purposes	-	(87,005)	-
Share issue costs	(19,228)	(11,211)	(4,312)
(Unrecognized) benefits of non-capital losses	876,022	(114,691)	(147,549)

Future income tax recovery	1,073,238	102,330	-

Future tax balances

The tax effects of temporary differences that give rise to future income tax assets and liabilities are as follows:

	2004	2003	2002
	$	$	$

Future tax assets:
Non-capital loss carryforwards	702,714	591,652	382,586
Plant, property and equipment	6,931	4,077	1,279
Resource expenditures	96,530	545,395	436,447
Share issue costs	63,525	40,655	17,246

	869,700	1,181,779	837,558
Less: valuation allowance	(869,700)	(1,181,779)	(837,558)

Actual income taxes	-	-	-

As at 30 November 2004, the Company had available for deduction against future taxable income, non-capital losses of approximately $2,059,537.  The potential income tax benefit of these losses has been offset by a full valuation allowance.  These losses, if unutilized will expire as follows:

Year	Amount
$

2005	78,211
2006	77,637
2007	127,339
2008	237,222
2009	414,924
2010	560,106
2011	564,098

The Company has approximately $282,914 of Canadian development expenses and Canadian Exploration expenditures as at 30 November 2004 which, under certain circumstances, may be utilized to reduce taxable income of future years.  The potential income tax benefits of these losses have been offset by a full valuation allowance.

15.

Contingency

In 2001, the Company was named a defendant in a lawsuit filed by a former supplier for payment of a purported invoice in the amount of $24,000 plus interest and an alleged stock option to purchase 100,000 common shares of the Company at a price of $0.10 per share.  In the opinion of management, this claim is without merit and the Company will be successful in its defence of this claim.  A total of $24,000 related to this amount was accrued in accounts payable in the financial statements during the years ended 30 November 2004 and 2003. The alleged stock options have not been reflected in these financial statements or notes.

16.

Financial Instruments

The Company’s financial instruments consist of cash, amounts receivable and accounts payable.  Management has determined that the carrying value of the financial instruments approximate fair value due to their short-term nature.

17.

Supplemental Disclosures with Respect to Cash Flows

	Cumulative amounts from inception to 30 November 2004	2004	2003	2002
	$	$	$	$

Cash paid during the year for interest	7,761	3,967	905	970
Cash paid during the year for income taxes	-	-	-	-

During the year ended 30 November 2004, the Company issued 220,832 common shares valued at $49,153 and 98,227 warrants valued at $140,214 for services rendered.

During the year ended 30 November 2004, the Company issued 150,000 common shares valued at $30,000 for the acquisition of the mineral property interests (Note ).

During the year ended 30 November 2003, the Company issued 100,000 common shares valued at $23,000 for financing fees and 700,000 warrants valued at $58,478 for services rendered.

During the year ended 30 November 2003, the Company issued 450,000 common shares valued at $112,500 for the acquisition of the mineral property interests (Note ).

On 21 January 2003, the Company sold its interest in the Harrison Lake Property to Candorado for proceeds of 200,000 shares of Candorado valued at $16,565.  These shares were sold for proceeds of $16,565 on the same date (Note ).

During the year ended 30 November 2002, the Company issued 100,000 common shares valued at $15,000 for services rendered.

18.

Segmented Information

The Company operates solely in Canada in one reporting segment, mineral production and related activities.

19.

Comparative Figures

Certain comparative figures have been adjusted to conform to the current period’s presentation.

20.

Reconciliation of Canadian and United States Generally Accepted Accounting Principles

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”).  Except as set out below, these financial statements also comply, in all material aspects, with accounting principles generally accepted in the United States of America (“United States GAAP”)

	2004	2003	2002
	$	$	$

Statement of loss			Restated (Note ())

Net loss for the year based on Canadian GAAP	(957,202)	(1,941,606)	(608,910)
Stock based compensation (Note ())	-	-	(45,994)
Income tax expense on current year United States GAAP adjustments – Flow-through shares (Note ())	(932,138)	(102,330)	(40,000)

Net loss for the year based on United States GAAP	(1,889,340)	(2,043,936)	(694,904)

Loss per share, basic and diluted	(0.07)	(0.13)	(0.12)

	2004	2003	2002
	$	$	$

Shareholders’ equity

Canadian GAAP	2,071,876	224,842	73,034
Flow-through shares (Note ())	-	(67,600)	(54,000)

United States GAAP	2,071,876	157,242	19,034

Balance sheet difference

	2004	2003
	$	$

Current liabilities

Canadian GAAP	84,002	218,085
Flow-through shares (Note ())	-	13,600

United States GAAP	84,002	231,685

Deferred tax liabilities

Canadian GAAP	-	-
Flow-through shares (Note ())	-	54,000

United States GAAP	-	54,000

Share capital		Restated (Note ())

Canadian GAAP	7,052,577	4,248,341
Flow-through shares (Note ())	1,074,468	74,730
Stock-based compensation	189,176	189,176

United States GAAP	8,316,221	4,512,247

	2004	2003
	$	$

Deficit		Restated (Note ())

Canadian GAAP	(4,980,701)	(4,023,499)
Flow-through shares (Note ())	(1,074,468)	(142,330)
Stock-based compensation	(189,176)	(189,176)

United States GAAP	(6,244,345)	(4,355,005)

Statement of cash flow difference

Under United States GAAP, separate subtotals with operating, financing and investing activities would not be presented.

i.

Regrouping of agent compensation warrants and restatement of net loss for the year ended 30 November 2002

A total of 700,000 agent compensation warrants issued on 18 September 2002 entitling the holder to purchase 700,000 common shares of the Company at a price of $0.15 to 30 October 2004 were previously treated as, and grouped with, outstanding stock based compensation options during the year ended 30 November 2002, resulting in a charge to stock based compensation under United States GAAP of $51,240.  The Company has retroactively regrouped these agent compensation warrants with agent compensation warrants resulting in an decrease of $51,240 in net loss for the year ended 30 November 2002 from the amount previously reported and a corresponding decrease in capital stock.  There is no effect on net loss or capital stock as calculated under Canadian GAAP.

ii.

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

United States GAAP directs that when flow-through shares are issued the proceeds should be allocated between the offering of shares and the sale of tax benefits. The allocation is made based on the difference between the quoted price of the existing shares and the amount the investor pays for the flow-through shares. A liability is recognized for this difference. The liability is reversed when tax benefits are renounced and a deferred tax liability is recognized at that time. Income tax expense is the difference between the amount of the deferred tax liability and the liability recognized on issuance.

iii.

Stock based compensation

Under Canadian GAAP, the Company has recorded stock-based compensation expense of $Nil, $221,665 and $Nil for each of the years ended 30 November 2004, 2003 and 2002 respectively.

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

	2004	2003	2002

Risk free interest rate	-	1.65%	2.97%
Expected life of options	-	2 years	3 years
Expected volatility of the Company’s share price	-	88%	71%
Expected dividends	-	-	-
Weighted average fair value of option granted	-	0.12	0.11

Under United States GAAP, the Company has recorded expenses related to stock options granted of $Nil, $221,665 (also recorded under Canadian GAAP) and $45,995 for the years ended 30 November 2004, 2003 and 2002 respectively.

iv.

Earnings (loss) per share

Under both Canadian and United States GAAP, basic earnings (loss) per share is computed by dividing the earnings (loss) to common shareholders by the weighted average number of shares outstanding during the year.  For Canadian reporting purposes, fully diluted earnings per share is calculated under the assumption that any convertible notes are converted at the date issued and stock options and warrants exercised at the date of grant.  Under United States GAAP, diluted earnings per share, takes into consideration the weighted average number of shares outstanding during the year and potentially dilutive common shares.  For the years ended 30 November 2004, 2003 and 2002, this calculation proved to be anti-dilutive.

Under United States GAAP, the weighted average number of common shares outstanding excludes any shares that remain in escrow, but may be earned out based on the Company incurring a certain amount of exploration and development expenditures.

The weighted average number of common shares outstanding for calculating basic earnings (loss) per share under United States GAAP for the years ended 30 November 2004, 2003 and 2002 were 27,557,850, 15,745,310 and 5,936,358, respectively.  The calculation of diluted earnings per share for the years ended 30 November 2004, 2003 and 2002 proved to be anti-dilutive.

A reconciliation of the differences between the weighted average number of shares used under Canadian and United States GAAP are as follows:

	2004	2003	2002
Weighted average number of shares under Canadian generally accepted accounting principles	27,557,850	15,745,310	6,074,336

Less:
Capital stock held in escrow that may be earned out based on exploration expenditures	-	-	(137,978)

Weighted average number of shares under United States generally accepted accounting principles	27,557,850	15,745,310	5,936,358

Basic loss per share is computed as follows:

	2004	2003	2002
			Restated (Note ())

Numerator:	(1,889,340)	(2,043,936)	(694,904)
Numerator for net loss per share
Denominator:
Weighted average shares outstanding	27,557,850	15,745,310	5,936,358

Net loss per share – basis	(0.07)	(0.13)	(0.12)

v.

Comprehensive income

SFAS No. 130 “Reporting Comprehensive Income” establishes standards for the reporting and display of comprehensive income and its components (revenues, expenses, gains, and losses).  SFAS No. 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in the financial statements for the Company.  There are no differences between net loss and comprehensive loss for each of the years 30 November 2004, 2003 and 2002.

vi.

Mineral property expenditures

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

vii.

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

viii.

Concentration of credit risk

The Company is exposed to credit losses in the event of non-performance by the counter-parties to the financial instruments but does not expect any counter-parties to fail to meet their obligations.  The Company generally does not obtain collateral or other security to support financial instruments subject to credit risk, but monitors the credit standing of counter-parties.

ix.

Asset retired obligations

Under United States GAAP, standards are established for the recognition, measurement and disclosure of liabilities for legal obligations associated with the retirement of a tangible long-lived asset that result from its acquisition, construction, development or normal operation.  A liability is generally recognized for such an obligation at its fair value when incurred and a corresponding asset retirement cost is added to the carrying amount of the related asset.  In subsequent periods, the carrying amount of the liability is adjusted to reflect the passage of time and any changes in the timing or amount of the underlying future cash flows.  The asset retirement cost is amortized to expense over the asset’s useful life.  Under Canadian GAAP standards in effect for 2003, require that a provision for future removal and site restoration costs, net of expected recoveries, be recorded when reasonably determinable in a rational and systematic manner.

x.

Costs associated with exit or disposal activities

On 1 December 2003, the Company adopted SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.”  This standard requires that a liability associated with an exit or disposal activity be recognized when the liability is incurred rather than at the date of the Company’s commitment to an exit plan.

xi.

Accounting for certain financial instruments with characteristics of both liabilities and equity

On 1 December 2003, the Company adopted SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.”  This standard requires that certain financial instruments embodying an obligation to transfer assets or to issue equity securities be classified as liabilities.  This standard has no impact on the Company’s financial statements.

xii.

Income taxes

Under United States GAAP, deferred income tax assets and liabilities are revalued for all enacted changes in tax rates.  Under Canadian GAAP, deferred income tax assets and liabilities are revalued for all enacted or substantially enacted changes in tax rates.

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

Date:  May 11, 2005

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

Date:  May 11, 2005

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

                                                    CERTIFICATION PURSUANT TO

                                                           18 U.S.C. SECTION 1350

                                                     AS ADOPTED PURSUANT TO

                             SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Alberta Star Development Corp. (the “Company”) on Form 20-F for the period ended November 30, 2004 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), the undersigned, in the capacities and on the dates indicated below, hereby certifies pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to his knowledge:

1.

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:  May 11, 2005

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

Date: May 11, 2005

/s/ Michael Bogin

------------------------------------

Michael Bogin

Chief Financial Officer and

Principal Financial Officer