Form 20-F
period 2005-11-30
ALBERTA STAR DEVELOPMENT CORP
filed 2006-03-13
CIK 1142462

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 20-F

(Mark One):

__ Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

or

X Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended November 30, 2005

or

___ Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

or

___ Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from ___________ to _________________

Commission file number         0-31172

ALBERTA STAR DEVELOPMENT CORP.
(Exact name of registrant as specified in this charter)
Province of Alberta, Canada
(Jurisdiction of incorporation or organization)
200 – 675 West Hastings Street, Vancouver, British Columbia V6B 1N2 Canada
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

75,193,064

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ___     No  X

If this report is an annual or transitional report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ___     No  X

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  X      No ___

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” on Rule 12b-2 of the Exchange Act. (Check One):

Large accelerated filer	Accelerated filer	Non-accelerated filer	X

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  X      Item 18 ___

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ___     No  X

FORWARD-LOOKING STATEMENTS

We caution you that certain important factors (including without limitation those set forth in this Form 20-F) may affect our actual results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Form 20-F annual report, or that are otherwise made by or on our behalf. For this purpose, any statements contained in this annual report that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as “may,” “except,” “believe,” “anticipate,” “intend,” “could,” estimate,” or “continue,” or the negative or other variations of comparable terminology, are intended to identify forward-looking statements.

PART I

ITEM 1 – Identity of Directors, Senior Management and Advisers

All items in this section are not required, as this 20-F filing is made as an annual report.

ITEM 2 – Offer Statistics and Expected Timetable

All items in this section are not required, as this 20-F filing is made as an annual report.

ITEM 3 – Key Information

A.   Selected Financial Data

The following tables set forth the data of our fiscal years ended November 30, 2005, 2004, 2003, 2002, and 2001. We derived all figures from our financial statements as prepared by our management, approved by our audit committee and audited by our independent auditor. This information should be read in conjunction with our financial statements included in this annual report.

Our financial statements included in this annual report have been prepared in accordance with accounting principles generally accepted (“GAAP”) in Canada. All amounts are expressed in Canadian dollars. The first table presents this financial data in accordance with United States (“US”) GAAP; the second table presents the data in accordance with Canadian GAAP.

All amounts within this annual report are in Canadian funds, unless otherwise indicated.

US GAAP	Fiscal Year Ended November 30
	2005	2004	2003	2002 (Restated)	2001
Net operating revenue	Nil	Nil	Nil	Nil	Nil
Loss from operations	($2,832,810)	($1,889,340)	($2,043,936)	($694,904)	($520,432)
Loss from continuing operations	($2,832,810)	($1,889,340)	($2,043,936)	($694,904)	($520,432)
Net income (loss)	($2,832,810)	($1,889,340)	($2,043,936)	($694,904)	($520,432)
Loss from operations per share	($0.06)	($0.07)	($0.13)	($ 0.12)	($0.15)
Loss from continuing operations per share	($0.06)	($0.07)	($0.13)	($ 0.12)	($0.15)
Total assets	$11,978,824	$2,155,878	$442,927	$184,409	$20,365
Net assets	$11,899,236	$2,071,876	$157,242	$19,034	($24,481)
Capital stock	$20,976,391	$8,316,221	$4,512,247	$2,330,103	$1,591,684
Number of shares	70,914,983	37,527,290	20,735,499	9,826,169	4,256,169
Dividends per common share	Nil	Nil	Nil	Nil	Nil
Diluted net income (loss) per share	($0.06)	($0.07)	($0.13)	($ 0.12)	($0.15)

Canadian GAAP	Fiscal Year Ended November 30
	2005	2004	2003	2002 (Restated)	2001
Net operating revenue	Nil	Nil	Nil	Nil	Nil
Loss from operations	($2,832,810)	($957,202)	($1,941,606)	($608,910)	($403,950)
Loss from continuing operations	($2,832,810)	($957,202)	($1,941,606)	($608,910)	($403,950)
Net income (loss)	($2,832,810)	($957,202)	($1,941,606)	($608,910)	($403,950)
Loss from operations per share	($0.06)	($0.03)	($0.12)	($0.10)	($0.12)
Loss from continuing operations per share	($0.06)	($0.03)	($0.12)	($0.10)	($0.12)
Total assets	$11,978,824	$2,155,878	$442,927	$184,409	$20,365
Net assets	$11,899,236	$2,071,876	$224,842	$73,034	(10,481)
Capital stock	$19,712,747	$7,052,577	$4,248,341	$2,154,927	$1,462,502
Number of shares	70,914,983	37,527,290	20,735,499	9,826,169	4,256,169
Dividends per share	Nil	Nil	Nil	Nil	Nil
Diluted net income (loss) per share	($0.06)	($0.03)	($0.12)	($0.10)	($0.12)

Since June 1, 1970, the Government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the US dollar. On February 22, 2006, the exchange rate in effect for Canadian dollars exchanged for US dollars, expressed in terms of Canadian dollars was $1.1482. This exchange rate is based on the noon buying rates of the Bank of Canada, as obtained from the website www.bankofcanada.ca.

For the past five fiscal years ended November 30, 2005 and for the six month period between August 31, 2005 and January 31, 2006, the following exchange rates were in effect for Canadian dollars exchanged for US dollars, calculated in the same manner as above:

Period	Average
Year ended Nov 30, 2001	$1.5443
Year ended Nov 30, 2002	$1.5713
Year ended Nov 30, 2003	$1.4216
Year ended Nov 30, 2004	$1.3093
Year ended Nov 30, 2005	$1.2163

Period	Low	High
Month ended August 31, 2005	$1.2005	$1.2087
Month ended September 30, 2005	$1.1743	$1.1819
Month ended October 31, 2005	$1.1736	$1.1818
Month ended Nov. 30, 2005	$1.1778	$1.1852
Month ended Dec. 31, 2005	$1.1583	$1.1646
Month ended Jan. 31, 2006	$1.1536	$1.1621

B.   Capitalization and Indebtedness

Not required, as this 20-F filing is made as an annual report.

C.   Reasons for the Offer and Use of Proceeds

Not required, as this 20-F filing is made as an annual report.

D.   Risk Factors

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

We have a history of losses.

We have incurred losses in our business operations since inception, and we expect that we will continue to lose money for the foreseeable future. Since our incorporation on September 6, 1996 to November 30, 2005, we incurred losses determined under United States GAAP totalling $9,077,155. Very few junior mining resource companies ever become profitable. Failure to achieve and maintain profitability may adversely affect the market price of our common stock.

We generally have limited financial resources and no source of cash flow.

With the exception of funds recently raised through private placements and the exercise of options and warrants, we generally have limited financial resources, no source of operating cash flow and no assurance that additional funding will be available to us for further exploration of our projects or to fulfil our obligations under any applicable agreements. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration of our projects with the possible loss of such properties. Such recently raised funds are not predicable and raising of future resources cannot not be depended upon.

Very few mineral properties are ultimately developed into producing mines.

The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. At present, our mineral properties have no known significant body of commercial ore. Most exploration projects do not result in the discovery of commercially mineable deposits of ore. The occurrence of unsuccessful exploration efforts may eventually lead to us needing to cease operations.

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

Our current operating funds are less than necessary to complete exploration of our mineral claims, and therefore we will need to obtain additional financing in order to complete our business plan. As at November 30, 2005, we had $11,841,868 in cash on hand. Subsequent to our fiscal year end, we raised further capital through the exercise of warrants and options, increasing our cash on hand to $13,206,000 as of the date of filing of this annual report.

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

We believe the only realistic source of future funds presently available to us is through the sale of equity capital. Any sale of equity capital will result in dilution to existing shareholders. The only other alternative for the financing of further exploration would be the offering by us of an interest in our properties to be earned by another party or parties carrying out further exploration thereof.

Dilution through contractor, director and consultant options could adversely affect our stockholders.

Because our success it highly dependant on our contractors, we grant some or all of our key contractors, officers, directors and consultants options to purchase common shares, as non-cash incentives. If significant numbers of these options are granted and exercised, the interests of other stockholders may be diluted.

There are currently options outstanding to purchase an additional 4,755,000 common shares, which upon exercise would result in a total of 79,948,064 common shares being issued and outstanding.

Because management has only limited experience in resource exploration, the business has a higher risk of failure.

Our management, while experienced in business operations, has only limited experience in resource exploration. None of our directors or officers have any significant technical training or experience in resource exploration or mining. We rely on the opinions of consulting geologists and mining experts that we retain from time to time for specific exploration projects or property reviews.

As a foreign private issuer, our shareholders may have less complete and timely data.

The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) in Form 6-K may result in shareholders having less complete and timely information in connection with shareholder actions. The exemption from Section 16 rules regarding reports of beneficial ownership and purchases and sales of common shares by insiders and restrictions on insider trading in our securities may result in shareholders having less data and there being fewer restrictions on insiders’ activities in our securities.

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

It is not always possible to fully insure against such risks and we may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of our common shares. We do not currently maintain insurance against environmental risks relating to our mineral property interests, though we are investigating obtaining third party liability insurance, to counter the effects of these risks.

There is no assurance of the title to or boundaries of our resource properties.

Our mineral property interests may be subject to prior unregistered agreements of transfers or native land claims and title may be affected by undetected defects. We have not conducted surveys on the property and there is a risk that the boundaries could be challenged.

We may require permits and licenses that we may not be able to obtain.

Our operations may require licenses and permits from various governmental authorities. There can be no assurance that we will be able to obtain all of the necessary licenses and permits that may be required to conduct exploration, development and mining operations at our projects on certain properties in the Northwest Territories.

Metal prices fluctuate widely.

Factors beyond our control may affect the marketability of any resource we discover. Metal prices have fluctuated widely, particularly in recent years. The effect of these factors cannot accurately be predicted.

The resource industry is very competitive.

The resource industry is intensely competitive in all its phases. We compete with many companies possessing greater financial resources and technical facilities than us for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified exploration personnel and independent contractors.

Our operations may be adversely affected by government and environmental regulations.

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

Environmental legislation is evolving in a manner which means that standards, enforcements, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for us and our directors, officers and consultants. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of our operations. We do not maintain environmental liability insurance.

The trading market for our shares is not always liquid.

Although our shares trade on the TSX Venture Exchange (“TSX-V”) and the NASD Over the Counter Bulletin Board (“OTCBB”), the volume of shares traded at any one time can be limited, and, as a result, there may not be a liquid trading market for our shares.

Our securities may be subject to penny stock regulation in the US.

Because the current market price of our common stock is below US $5.00 per share, we are subject to "penny stock" regulation under US securities laws. "Penny stock" rules impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (generally those with assets in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 together with a spouse).

For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of such securities and have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a disclosure schedule prescribed by the Securities and Exchange Commission (“SEC”) relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information on the limited market in penny stocks. Consequently, the "penny stock" rules restrict the ability of broker-dealers to sell our shares of common stock.

Certain directors may be in a position of conflicts of interest.

Certain members of our board also serve as directors of other companies involved in natural resource exploration and development. Consequently, there exists the possibility that those directors may be in a position of conflict. Any decision made by those directors will be made in accordance with their duties and obligations to deal fairly and in good faith of our company and such other companies. In addition, such directors will declare, and refrain from voting on, any matter in which such directors may have a conflict of interest.

Enforcement of legal process may be difficult.

All members of our board of directors and management reside in Canada. As well, our address for service is a Canadian address. Accordingly, service of process upon us, or upon individuals related to us, may be difficult or impossible to obtain within the US.

All of our assets are located outside of the US. Any judgment obtained in the US against us may not be collectible within the US.

As we are incorporated pursuant to the laws of the Province of Alberta, Canada, duties of our directors and officers, and the ability of shareholders to initiate a lawsuit on our behalf, are governed by the Alberta Business Corporations Act.

ITEM 4 – Information on the Company

A.   History and Development of the Company

We were incorporated under the name “Alberta Star Mining Corp.” pursuant to the Business Corporations Act in the Province of Alberta, Canada by registration of our articles of incorporation and the issuance by the Registrar of Corporations of a Certificate of Incorporation on September 6, 1996. On September 20, 2001, we consolidated our share capital such that every five common shares in our capital stock pre-consolidation were exchanged for one post-consolidation common share. Concurrently, we changed our name to “Alberta Star Development Corp.”

Our head office is located at 200 – 675 West Hastings Street, Vancouver, British Columbia, Canada, V6B 1N2. Our telephone number is (604) 681-3131. We are currently in negotiations to take over a new office space, effective May 1, 2006.

We have not been involved in any bankruptcy, receivership or similar proceedings, nor have we been a party to any material reclassification, merger, consolidation or purchase or sale of a significant amount of assets.

We are engaged in the business of the acquisition, exploration and development of resource properties. At present, our properties are in the exploration stage and further exploration will be required before final evaluations as to the economic and legal feasibility can be determined.

Our properties have no known significant body of commercial ore, nor are any such properties at the commercial development or production stage. No assurance can be given that commercially viable mineral deposits exist on any of our properties. Further, our interest in joint ventures which own properties will be subject to dilution if we fail to expend further funds on the projects. We have not generated cash flows from operations. These facts increase the uncertainty and risks faced by investors in our company. For more information see Item 3D – Risk Factors.

Our principal mineral property assets are located in the Northwest Territories and include an interest in:

•

the Longtom Property;

•

the Longtom Property (Target 1);

•

the Longtom Property (Target 2);

•

the MacInnis Lake Property;

•

the Contact Lake Mineral Claims;

•

the Port Radium – Crossfault Lake Mineral Claims;

•

the Port Radium – Eldorado Mineral Claims;

•

the Port Radium – Glacier Lake Mineral Claims; and

•

the North Contact Lake Mineral Claims.

As these projects are in the exploration stage, we have no current operating income or cash flow.

B.   Business Overview

Background

All disclosure about our exploration properties in this annual report conforms to the standards of US SEC Industry Guide 7, Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations, other than disclosure of “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource”, which are geological and mining terms as defined in accordance with Canadian National Instrument 43-101 under the guidelines adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”), as CIM Standards in Mineral Resources and Reserve Definition and Guidelines adopted by the CIM. US investors in particular are advised to read carefully the definitions of these terms as well as the cautionary notes below, regarding use of these terms.

We are engaged in the exploration and acquisition of mineral properties in Canada, and specifically, hold a majority of our interests in the Northwest Territories. We are a junior mining company in the exploration stage and none of our properties are currently beyond the initial exploration stage. There is no assurance that a commercially viable mineral deposit exists on any of our properties and further exploration work may be required before a final evaluation as to the economic and legal feasibility is determined. For further information, see Item 3D – Risk Factors.

We have conducted acquisitions and initial surveys for the purpose of determining the viability of exploration work on properties located in the Northwest Territories, Canada. We intend to develop our uranium mining projects in Canada. The equity markets for junior mineral exploration companies are unpredictable. We may also and have historically entered into cost sharing arrangements through joint venture agreements and interest agreements in the form of letters of intent. For detailed property descriptions please refer to Item 4D – Property, Plants and Equipment.

At present we have no income from our operations and none of our properties have significant reserves nor are in production. Our ability to finance the future acquisition, exploration and development, if warranted, of our mineral properties, to make concession payments and to fund general and administrative expenses is therefore dependent upon our ability to secure additional financing.

Competition

The mineral property exploration business, in general, is intensively competitive and there is not any assurance that even if commercial quantities of ore are discovered, a ready market will exist for sale of same. Numerous factors beyond our control may affect the marketability of any substances discovered. These factors include market fluctuations; the proximity and capacity of natural resource markets and processing equipment; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of mineral and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may make it difficult for us to receive an adequate return on investment.

We compete with many companies possessing greater financial resources and technical facilities for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees. Low metal prices and an instable market, even amongst competition, leads us to assume that we will not face any difficulties retaining geologists or other consultants compared to our competition.

Management and Contractors

Our president and chief executive officer, Tim Coupland, devotes 80% of his business time to our affairs. We have a management agreement dated December 1, 2000 with a private company owned by Mr. Coupland whereby he provides management services to us for $5,000 per month. The initial term of this agreement was for one year. Thereafter, it continues in force on a month-to-month basis until terminated by us or Mr. Coupland on 30 days written notice. As of February 1, 2006, this fee has been increased to $12,500 per month.

Office Space

We utilize about 300 square feet of office space in Vancouver, British Columbia. Our rent and related office expenses total approximately $1,000 per month. As of the date of this report, we are in negotiations with a property management firm to expand our office facility in May 2006, due to the growth of our company.

Environmental Regulations

Mineral property exploration in the Northwest Territories is governed by Indian and Northern Affairs Canada, a federal Government office which is responsible for negotiating the development of healthy and sustainable communities on behalf of the Native and Inuit peoples. Applicable statutes are the Canadian Environmental Assessment Act and the Canadian Environmental Protection Act.

In order to conduct exploration on any of our properties, we obtain land use permits. When exploration ceases on a Northwest Territories property, the land affected needs to be reclaimed in order to protect public health and safety, to reduce or prevent environmental degradation and to allow future productive land use of the property.

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

C.   Organizational Structure

This item is not applicable, as we are not part of a group, nor do we hold any subsidiary companies.

D.   Property, Plants and Equipment

We are engaged in the acquisition and exploration of mineral property interests in Canada, and specifically hold all of our current property interests within the Northwest Territories, Canada. What follows is a description of our current and former properties, including information on expenses for the years ended November 30, 2005 and, if applicable, November 30, 2004. We have also included information on exploration work completed and if applicable, planned for the upcoming fiscal year.

Longtom Property – Longtom Lake, Northwest Territories

By way of an option agreement dated February 12, 1998, Mongolia Gold Resources Ltd. (“Mongolia Gold”), now known as Tyhee Development Corp. (“Tyhee”), granted us an option to acquire a 50% interest, subject to a 2% net smelter royalty (“NSR”) in favour of Tyhee, in a group of contiguous mining claims known as the Longtom Property.

The interest covers an area of approximately 14,351.55 hectares which is located about 350 kilometres (“km”) north-northwest of Yellowknife, Northwest Territories, Canada. At the time of the transaction, we did not have any directors in common with Mongolia Gold.

We exercised this option by incurring expenditures on the Longtom Property of $200,000, by issuing 4,000,000 common shares in our capital stock to Mongolia Gold and by paying surveying, filing and camp maintenance costs totalling $30,000. We have the option to acquire the remaining 50% interest, subject to a 2% NSR, in the Longtom Property from Tyhee by paying $315,000. We may exercise this option at any time, though we are compelled to exercise the option within 90 days from the date that we have incurred $5,000,000 in exploration expenditures on the Longtom Property ($1,406,271 incurred, as of November 30, 2005). At our option, we may pay half of the exercise price in our common shares. The deemed price of our common shares would be the average TSX-V closing market price of our shares on the five trading days immediately preceding and the five trading days immediately following the date that the option exercise is triggered. We have the right to joint venture the entire 100% interest in the Longtom Property prior to the exercise of the option.

During the year ended November 30, 2003, we entered into a non-binding letter of intent with Fronteer Development Group Inc. (“Fronteer”), which furnishes Fronteer with up to a 75% interest in the property, by paying $15,000 in cash over 3 years ($11,000 received) and incurring exploration expenditures of $500,000 ($200,000 incurred).

Our expenditures related to the Longtom Property are summarized as follows:

	Cumulative amounts from inception to November 30, 2005 $	For the year ended November 30
		2005 $	2004 $	2003 $
Operating expenses
Assays	335	335	-	-
Camp and Field costs	147,024	-	-	65,658
Consulting fees	190,273	10,359	125,948	21,627
Drilling	210,057	-	-	209,669
Geology and engineering (recovery)	418,998	2,194	(11,624)	348,424
Travel	322,529	12	20,489	236,148
	1,289,216	12,900	134,813	881,526
Recoveries	(48,497)	(3,000)	(8,000)	(11,561)
Sales of mineral property interests	(55,000)	-	-	-
Write-off of mineral properties and related costs	220,552	-	-	-
	1,406,271	9,900	126,813	869,965

ALASKA (U.S.)
Tuktoyaktuk
MACKENZIE DELTA
Aklavik
Inuvik
Fort MacPherson
Anderson R.
Amundsen Gulf
Victoria I.
Cambridge Bay
Kugluktuk
NUNAVUT
Peel R.
Mackenzie R.
Fort Good Hope
Longtom Project
Great Bear L.
Port Radium
Contwoyto L.
Norman Wells
Fort Franklin
Hottah L.
Point L.
Fort Norman
YUKON TERRITORY
NORTHWEST TERRITORIES
Dubawnt L.
Artillery L.
Thelon R.
Faro
Lac la Martre
Rae
Yellowknife
Mackenzie R.
Virginia Falls
Fort Simpson
Great Slave L.
Nonacho L.
Whitehorse
Nahanni Nat. Park
Fort Providence
Fort Resolution
Wholdaia L.
Kasba L.
Watson Lake
Trout L.
Hay River
Pine Point
Slave R.
Fort Smith
Fort Liard
Liard R.
Uranium City
Wood Buffalo Nat. Park
ALASKA (U.S.)
SASKATCHEWAN

The Longtom Property is located 50 km southeast of Great Bear Lake, in Northwest Territories, Canada.

The area comprising the property was not explored in detail until 1985 when Central Electricity Generating Board Exploration (Canada) Ltd. (“CEGB”) conducted a three-year intensive program.

This exploration led to the discovery of the Damp polymetallic prospect and the Maia and DW uranium showings on the Longtom Property. In 1986, CEGB mapped the Damp-Fog grid in detail and conducted detailed radiometric, magnetic and VLF-EM surveys over the area. The mineralized outcrops were sampled by chipping and coring with a hand drill. Soil samples were taken in the overburden-covered part of the grid. The data was compiled on 1:1000 scale maps. Additional prospecting and geological mapping on scale 1:12500 were conducted in the surrounding area.

The 1988 exploration program on the Longtom Property included drilling of 1,016 metres (“m”) in 16 holes at the Damp-Fog grid. The drilling comprised 12 holes totalling 808 m on the exposed part of the Damp breccia zone and its strike projection to the east, two holes totalling 104 m on a conductor zone at the northwest end of Seahorse Lake and one hole of 52 m on the Fog and DW uranium showings.

Surface working during 1988 on an island and west shore of Devil’s Lake resulted in the discovery of showings containing significant amounts of copper, molybdenum, cobalt, gold, silver, arsenic and nickel. Most of the showings were magnetite-bearing veins, but one occurrence of copper/molybdenum appears to be granite-related or porphyry copper-type. The results of the exploration were regarded as not sufficiently encouraging in view of declining uranium prices at that time. Consequently, CEGB allowed the prospecting permits to lapse, but retained the Damp claim.

In 1996, Mongolia Gold acquired the Longtom Property and conducted a surface exploration program that included examination of old and new showings, a resampling of the Damp breccia zone and an airborne multiparameter geophysical survey of the property. Channel cut sampling of the Damp breccia zone confirmed the polymetallic nature of the prospect, but gold assays were somewhat lower than the corresponding ones reported by CEGB. Prospecting and trenching in the Devil’s Lake area revealed extensions of gold-bearing arsenopyrite veins, adding to the exploration potential of the area.

Mongolia Gold drilled four holes totalling 944.6 m on the Damp breccia zone in early 1997; three of the holes intersected mineralization. The drilling extended the copper-cobalt-silver-uranium-gold-bismuth mineralization to 150 m, deeper than tested previously. The mineralized zone is open at depth. The drilling also encountered several mineralized intersections in other previously unknown parts of the breccia zone.

Upon optioning the Longtom Property in 1998, we conducted a Phase I exploration program on the property consisting of 157 km of line cutting on a control grid covering a 12 km long “target belt,” originating at the Damp showing. A follow-up ground magnetic survey was also completed which more precisely defines the magnetic anomalies on the showing.

In October 2002, we conducted a gravity survey of the Longtom Property to detect potential anomalies caused by the presence of iron oxide, copper and gold mineralization. The ground-helicopter supported gravity survey was conducted over selected portions of the 7,948.84 hectares claim-block. The data obtained from the survey is complimented by gravity data collected for Hudson’s Bay Exploration and Development Co. Ltd. in 2000 along the shores of Longtom Lake, and by a comprehensive regional 10 km by 10 km gravity survey completed by the Geological Survey of Canada. The objective of the survey was to map the distribution of large masses of variable density.

A total of 243 detailed gravity stations were recorded at 500 m and some detail infill stations at 250 m. The gravity survey confirmed the extent of what may be economic mineralization along a large structurally controlled faulting system. The results show two significant 2.5-3.0 million gallons gravity anomalies. These two gravity anomalies are coincident with the strong magnetic anomalies. The gravity anomalies occur along a 7.5 km long trend and are up to 1.5 km in width. Combined gravity, magnetic and radiometric anomalies are a common targeting criterion for iron-oxide/copper/gold mineralization and necessary in identifying an economic ore body.

In 2003, we conducted a 12 hole, 2,634 m drill program on the Longtom Property. Two hundred forty three drill core samples were analyzed for 36 elements by a registered analytical laboratory using standard assay techniques. Drill testing confirmed the polymetallic nature of the property with appreciable copper, gold, cobalt, silver, uranium and iron over considerable areas. Additional drilling is recommended to determine whether or not the Longtom Property hosts economic mineralization.

On September 14, 2004, we announced an intersected high-grade uranium mineralization. During July and early August 2004, Fronteer completed a nine hole NQ diamond drilling program, realizing 2,132 m of drilling designed to target iron oxide copper gold (“IOCG”) style mineralization, during which high grade uranium mineralization was found. Fronteer’s drilling intersected 1.68% U3O8 over three m and 0.16% U3O8 over one m at a depth of 51 m in the same hole.

Previous drill programs by other operators had previously intersected high-grade uranium. Specifically, within a 300 m radius of the Fronteer drilling, eight past drilling holes had intersected uranium mineralization. Based on these historical results, there is an implied near-surface uranium system of size and high-grade potential.

In January 2005, Fronteer carried out a five-day reconnaissance program to re-examine drill core from past operations. Fronteer planned for no work on the Longtom Property in 2005 as of the publications of their 2004 annual report, stipulating that any work done would be carried out by Northwestern Mineral Ventures, with whom Fronteer had signed a letter of agreement pertaining to an interest in the Longtom Property, on May 25, 2004.

Information on our claims can be found below:

Claim Name	Tag Number	Size (ha)
WET 1	F59401	376.24
WET 2	F59402	689.77
WET 3	F59403	940.59
WET 4	F59404	522.55
WET 5	F59405	1,003.30
WET 6	F59406	1,003.30
DEV 1	F59422	1,024.20
DEV 2	F48179	1,024.20
DEV 3	F49139	1,003.30
DAMP	ML82029	361.38
		7,948.82

Longtom Property (Targets 1 and 2) – Longtom Lake, Northwest Territories

In the year ended November 30, 2003, we acquired a 50% interest in the Longtom Property (Target 2), a 2,531 hectares mineral claim located in the Longtom Lake area of Northwest Territories, for payment of $15,000 and issuance of 200,000 of our common shares.

In the same period, we acquired a 50% interest in the Longtom Property (Target 1) for issuing 200,000 of our common shares to the vendor and by paying $15,000. The claims are located on the east side of Longtom Lake and covering 721.11 hectares and 1,024.18 ha, respectively.

Target 2 Claim
TARGET 2
TARGET 1
Target 1 Claim
LONGTOM LAKE
LONGTOM
PROPERTY
DEVLIN LAKE
LEGEND:
Quartz monzonite (3Gm)
ALBERTA STAR DEVELOPMENT CORP.
and
MAX RESOURCE CORP.
GEOLOGY & MINERAL OCCURRENCES
Scale
0
2 km
To accompany Report on Target 1 and
Target 2 Claims, January 19, 2005,

This area is part of what is known as the Great Bear Magmatic Zone, a north-trending belt 350 km long and 120 km wide, 350 km southeast of Yellowknife that experiences long, cold winters and short, warm summers.

Access to the targets can only be obtained via aircraft. As of December 31, 2004, it was known that no electricity was available at the site and that surface water was plentiful within the boundaries of the property. No known mineralization had been found in this target, nor were there any known resources or reserves; sufficiency of surface rights and availability of power, water, tailings storage and waste disposal areas, heap leach pad sites and potential processing plant sites had not been addressed.

Potential is based upon our exploration work results of the Longtom Property.

Total expenditures related to the Longtom Property (Target 1) and the Longtom Property (Target 2), respectively, can be summarized as follows:

Target 1	Cumulative amounts from inception to November 30, 2005 $	For the year ended November 30
		2005 $	2004 $	2003 $
Operating expenses
Consulting fees	21,648	9,468	12,180	-
Geology and engineering	2,103	2,103	-	-
	23,751	11,571	12,180	-
Acquisition of mineral property interests	71,000	-	-	71,000
Recoveries	(3,530)	(3,530)	-	-
	91,221	8,041	12,180	71,000

Target 2	Cumulative amounts from inception to November 30, 2005 $	For the year ended November 30
		2005 $	2004 $	2003 $
Operating expenses
Consulting fees	21,648	9,468	12,180	-
Geology and engineering	2,103	2,103	-	-
	23,751	11,571	12,180	-
Acquisition costs	63,000	-	-	63,000
Recoveries	(3,530)	(3,530)	-	-
	83,221	8,041	12,180	63,000

In June 2005, we received notice of the lapse date for the Longtom Property (Target 2), as October 10, 2005. We have let the permit lapse, as evidenced by the Notice of Lapsing received November 29, 2005 from Indian and Northern Affairs’ Mining Recorder’s Office and pursuant to subsection 45(1) and section 80 and 82 of the Canadian Mining Regulations. We chose to abandon the property, as of the date of filing of this annual report.

Information on our claims can be found below:

Claim Name	Tag Number	Acreage
TARGET 1	F71013	1,781.9
TARGET 2	F71014	2,503.8
		4,312.7

MacInnis Lake Property – MacInnis Lake, Northwest Territories

During the year ended November 30, 2005, we acquired a 100% interest in twelve mineral claims called the MacInnis Lake Uranium Claims for cash payments of $60,000 (paid) and the issuance of 300,000 of our common shares (issued and valued at $70,500). These claims, subject to a 2% NSR, comprised 7,670.27 ha. We are able to purchase half of the NSR for a one-time payment of $1,000,000.

We also acquired a 100% interest in three additional claims, totalling 2,926.28 hectares and adjacent to the MacInnis Lake Property, subject to a 2% NSR, payment of $40,000 (paid) and issuing 350,000 of our shares (issued and valued at $87,500). After completion of both of the transactions, the MacInnis Lake Property covered 10,596.55 ha.

In 2005, we also entered onto an option agreement with Max Resource Corp. (“Max Resource”), whereby Max Resource may earn up to a 50% undivided, right, title and interest in the MacInnis Lake Property by paying us $30,000 cash ($15,000 paid), issuing us 200,000 common shares of their company (received and valued at $82,000) and completing $2 million in exploration work over five years according to the following schedule:

•

Pay $15,000 cash on signing (received);

•

Pay $15,000 cash  and incur exploration expenditures of $750,000 ($319,748 incurred) by April 1, 2006;

•

Incur cumulative exploration expenditures of $1,000,000 by April 1, 2007;

•

Incur cumulative exploration expenditures of $1,250,000 by April 1, 2008;

•

Incur cumulative exploration expenditures of $1,500,000 by April 1, 2009; and

•

Incur cumulative exploration expenditures of $2,000,000 by April 1, 2010.

In addition to the above, Max Resource is responsible for all cash payments to the underlying property vendor during the option period. We are the operator of the project and as such, incur all costs and recover the costs from Max Resource until such time as Max Resource has earned into the project.

We have halted exploration activities on this property pending resolution of permit issues.

Our expenditures related to the MacInnis Lake Property can be summarized as follows:

	Cumulative amounts from inception to November 30, 2005 $	For the year ended November 30
		2005 $	2004 $	2003 $
Operating expenses
Consulting fees	69,526	69,526	-	-
Geology and engineering	10,445	10,455	-	-
Geophysics – airborne surveys	213,025	213,025	-	-
Travel	8,734	8,734	-	-
	301,730	301,730	-	-
Acquisition costs	258,000	258,000	-	-
Recoveries	(334,748)	(334,748)	-	-
	224,982	224,982	-	-

The MacInnis Lake uranium block is located in the Nonacho Basin, 150 km northeast of Fort Smith, which is 275 km southeast of Yellowknife, Northwest Territories. The area contains 28 known high-grade uranium showings, discovered between 1954 and 1988, by previous explorers Cominco, Shell, PNC and Uranerz. The basin itself is a sandstone terrain of the Proterozoic age, geographically analogous with the Athabasca Basin in Northwest Saskatchewan.

In June 2005, an airborne survey was completed of the area by Fugro Airborne Surveys, with a focus on uranium deposits discovery and a emphasis on unconformity related deposits. The surveys covered 950 line km along east-west orientation, with 200 m spacings, using a specially modified Dash-7 aircraft. Max Resources also planned regional mapping, trenching, review of archived drill data and follow up ground geophysics and a diamond drilling by the end of 2004.

Selected information on our claims can be found below:

Name	Tag Number	Size (ha)
KULT 2	F90257	1,045.10
KULT 3	F90258	1,045.10
KULT 4	F70809	836.08
KULT 5	F90260	1,045.10
INN 2	F79832	167.22
INN 3	F79833	250.74
INN 4	F79834	940.59
INN 5	F79810	940.59
INN 6	F79836	652.98
INN 7	F79837	1,024.20
INN 8	F79838	1,003.30
INN 9	F79839	42.20
INN 10	F79840	235.43
INN 11	F79808	1,024.00
INN 12	F79809	343.72
		10,596.35

 Contact Lake Mineral Claims – Contact Lake, Northwest Territories

During the year ended November 30, 2005, we acquired a 100% undivided right, title and interest, subject to a 1% NSR, in five mineral claims totalling 1,801.81 hectares called the Contact Lake Mineral Claims, by making cash payments of $60,000 (paid) and issuing 300,000 of our common shares (issued and valued at $72,000). We may purchase the NSR for a one-time payment of $1,000,000.

During the same period we staked on an additional 8,799.75 hectares and increased the size of Contact Lake Mineral Claims to 10,608.08 contiguous hectares. Our claims now consist of 11 contiguous claims located 5 km southeast of Port Radium on the east side of Great Bear Lake Northwest Territories and 680.75 km north of the city of Yellowknife.

Our expenditures related to the Contact Lake Mineral Claims can be summarized as follows:

	Cumulative amounts from inception to November 30, 2005 $	For the year ended November 30
		2005 $	2004 $	2003 $
Operating expenses
Assaying	10,897	10,897	-	-
Camp and field costs	117,376	117,376	-	-
Consulting fees	208,450	208,450	-	-
Geology and engineering	184,466	184,466	-	-
Geophysics – airborne surveys	149,000	149,000	-	-
Surveying	79,298	79,298	-	-
Transportation	186,075	186,075	-	-
Travel	18,730	18,730	-	-
	954,292	954,292	-	-
Acquisition costs	132,000	132,000	-	-
	1,086,292	1,086,292	-	-

The Contact Lake claim block is located five km from two past-producing silver and radium mines, Echo Bay (produced 23,779,178 ounces of silver) and Eldorado (produced 15 million pounds of uranium and 8 million ounces of silver). The claim comprises extensive alteration zones, including intensely mineralized gossans, traceable for over one km in length and 200 meters in lateral extent in width.

The area has traditionally been underexplored, but encompasses an extremely mineral rich portion of the Great Bear Magmatic Zone, and includes the Contact Lake Mineral Belt itself, approximately 15 km long and the same belt whose northern extension hosts Fortune Minerals NICO Gold deposit.

We planned for immediate airborne and radiometric surveying, including the completion of a National Instrument NI 43-101 compliant report, the results of which included the outline of five large anomalous zones with secondary anomalies that can be viewed on www.sedar.com.

In late summer 2005, we received approval from the Sahtu Land and Water Board for a Class A, five-year drill permit, valid until August 24, 2010. This formal approval is the first formal drill permit and land use approval in over ten years for mineral exploration and drilling in the Great Bear Lake Sahtu Dene land settlement area. Approval of drill permitting was gained after extensive consultation with local and regional First Nations aboriginal groups, and after having several discussions with local aboriginal elders regarding traditional aboriginal educational knowledge in the Sahtu Dene Great Bear Lake area.

Inuvik
Contact Lake Project
Whitehorse
Yellowknife
Iqaluit
Edmonton
Vancouver
Calgary
Saskatoon
Regina
Winnipeg
Québec
Halifax
Montréal
Sudbury
Ottawa
Toronto
500 250 0 500 Kilometers
70°0'0"N
160°0'0"W
140°0'0"W
120°0'0"W
100°0'0"W
60°0'0"W
40°0'0"W
70°0'0"N
20°0'0"W
50°0'0"N
40°0'0"W
80°0'0"W
ALBERTA STAR DEVELOPMENT CORP
CONTACT LAKE URANIUM PROJECT
Project Location
In Canada
As Shown
1
Feb, 2006
TERRACAD LTD.
1.0

In June 2005, we appointed Dr. Hamid Mumin as senior consulting geologist on the project, to provide additional strategic expertise in planning for the summer’s ground exploration, mapping, sampling, geophysics and locating of high-priority drilling targets.

Dr. Mumin graduated from the University of Toronto, specializing in mineral exploration, went on to complete a MASc in economic geology, then completed his doctorate and post-doctoral fellowship at the University of Western Ontario. He has worked for Noranda at Sturgeon Lake, Ontario; was Chief Geologist and site manager during the exploration and feasibility stages if the Bogosu Gold mine in Ghana; as well, he has participated in the discovery of iron oxide, copper, gold and polymetallic deposits in the Northwest Territories. He is a professional engineer, Manitoba director to the Canadian Council of Professional Geoscientists, a member of the Manitoba Exploration Liaison Committee, and a member of server Canadian and International professional societies.

In a news release dated November 23, 2005, we announced our formal submission and filing of the legal plan of survey and application for lease, and notice of lease to the Government of Canada Mine Recorders office. The survey to lease was completed in accordance with Canadian Mining Regulations by Sub-Arctic Surveys Ltd. of Yellowknife, Northwest Territories.

Selected information on our claims can be found below:

Name	Tag Number	Size (ha)
CONTACT	F59505	100.33
SC	F59504	376.24
SC 1	F54380	582.75
SC 2	F54517	501.65
SC 3	F59518	240.85
COBALT 1	F91852	1,045.10
COBALT 2	F91853	1,045.10
COBALT 3	F91854	250.82
COBALT 4	F91855	418.04
COBALT 5	F91856	752.47
COBALT 6	F91857	522.55
BEN 1	F91861	1,003.30
BEN 2	F91862	752.47
BON 1	F91863	1,003.30
BON 2	F91864	1,003.30
BON 3	F91865	1,003.30
		10,601.56

Subsequent to fiscal 2005, we announced the identification of several new, significant IOGC polymetallic exploration drill targets from our geophysical surveys, completed by Geotech Ltd. over a 50 square kilometre region and totalling 770 line km with 100 m spacings.

A ground based study was also conducted over a three km by one km block of the Contact Lake belt along 100 m spaced cut lines with 12.5 meter spaced stations. The surveys successfully identified five large anomalous zones with several secondary anomalies.

Detected were large, strongly anomalous zones that are coincident with known showings of IOGC-type and related poly-metallic mineralization, including uranium, and hosted within regionally extensive IOCG-type hydrothermal alteration.

The company is targeting five large strongly anomalous zones with several secondary anomalies within the intensely altered target areas for detailed follow-up exploration and diamond drilling. These geophysical anomalies are coincident with large areas of exposed IOCG associated hydrothermal alterations, as well as zones of poly-metallic mineralization that include iron oxide, copper, gold, silver, uranium, cobalt and bismuth. The following table gives a summary of selected high-grade poly-metallic results:

Summary of selected assay results from reconnaissance mapping and sampling along the Contact Lake Mineral Belt, NWT

	Sample Location	Sample No.	Copper (%)	Gold (g/t)	Silver (g/t)	Cobalt (ppm)	Uranium (ppm)	Bismuth (ppm)	Zinc (ppm)

K-2 Gossan (Alteration Zone) Continuous Chip Samples	K-2 Line 1(12 meters)	Sample 1*	0.34	0.23	1.6	1361	6	16	93
	K-2 Line 4 (8 meters)	Sample 4*	0.20	0.08	22.6	207	11	129	96
	K-2 gossan (6 meters)	203829	0.49	0.20	1.4	1102	6	13	97
K-2 Gossan	K-2 gossan	203817	2.26	0.70	5.0	2042	6	36	106
	K-2 gossan	203822	0.82	1.00	4.6	4160	4	36	30
K-2 Zone West	0460380W/7323611N	203755	5.85	2.7	12.0	7120	2	121	44
	8m 215° from 203755	203912	0.67	0.3	1.7	4120	7	19	73
J-1 Zone	0460732W/7323150N	203936	3.09	1.80	15.5	308	4	89	58
Thompson Showing	0458894W/7318716N	158055	5.45	6.20	104.6	1065	1301	3016	508
	0458886W/7318709N	203845	31.32	0.20	437.0	150	2	10	541
	Crushed rock pile giving 15,000 cps (TC1) on scintillometer	203914	1.75	3.4	81.4	6330	3651	2013	482
Central Contact Lake Belt NE side	0463072W/7322648N	203949	1.51	<.1	1.9	25	2	42	208
K-1 Trench	0463415W/7321779N	203924	0.53	0.30	51.7	161	7	646	216
Azurite Showing	0463063W/7321267N	203927	5.07	0.30	9.3	13	2	45	73
	0463063W/7321267N	203928	3.60	<.1	11.5	14	4	62	57
Coastal Copper Showing	0463543W/7322144N	203929	18.85	1.00	88.7	27	2	330	165
Bornite Lake (South Trench)	0464525W/7319932N	158059	2.18	<.1	57.7	54	5	6	331
	0464525W/7319932N	158060	2.27	<.1	48.9	63	7	3	768
Contact Lake Mine (East Trench)	0464459W/7319272N	158067	9.44	<.1	21.9	66	3	50	359
Contact Lake Mine Site (Crushed Rock)	Old shaft	203901	>1.00	0.4	950	2869	0.82%	3.42%	167
Birchtree Zone	0466529W/7320512N	203762	0.85	0.90	1.2	206	8	7	33
Magnetite Zone	0466766W/7317816N	203948	0.45	<.1	21.7	254	0	5	1035
South Contact Showing	0466247W/7317385N	203777	2.61	<.1	22.4	1872	0.92%	2534	111
	0466271W/7317378N	203835	32.34	0.20	273.0	1202	6	1338	153
South Contact East Showing	0467027W/7317497N	203837	0.23	<.1	12.8	47	1472	23	296
South Contact Lake area	0465557W/7318541N	203789	0.53	<.1	4.9	25	21	12	7008

Notes:

1 – Sampling was part of a reconnaissance and detailed mapping program carried out during June, July and August of 2005. Detailed mapping was conducted only over part of the K-2 alteration area.

2 – All are selected grab samples of mineralized rock unless otherwise indicated. Continuous chip sampling was conducted only over parts of the K-2 gossan.

3 – Location of the mineralized zones is indicated on the accompanying map. Geological alteration, and structural interpretations are being compiled for the Contact Lake Belt and will be released when complete.

* K-2 Sample 1 ( 158005, 158006, 158205, 158206, 158207, 158208 )

* K-2 Sample 4 ( 160908, 160909, 160910, 158217 )

Also announced after November 30, 2005, a five-year cooperation and benefits agreement was signed with the Deline Land Corporation, representing the Sahtu Dene and Métis people of the Deline District, located at Great Bear Lake, Northwest Territories.

Port Radium – Crossfault Lake Mineral Claims, Northwest Territories

During the year ended November 30, 2005, we acquired a 100% undivided right, title and interest in 1,497.44 hectares called the Port Radium – Crossfault Lake Mineral Claims, subject to a 2% NSR and by paying $60,000 (paid) and issuing 450,000 of our common shares (issued and valued at $297,000). We may purchase the half of the NSR for a one-time payment of $1,000,000.

The Crossfault Lake claim block includes five contiguous claims located on the east side of Great Bear Lake, which include over 40 different metallic minerals, as identified by past geologists. Located beside and within two past-producing mines, Echo Bay (produced 23,779,178 ounces of silver) and Port Radium – Eldorado (produced 15 million pounds of uranium and 8 million ounces of silver), the Port Radium uranium belt was formerly one of Canada’s principal producers of Pitchblende uranium in the 1930s and 1940s.

Total expenditures related to the Port Radium – Crossfault Lake Property consist of acquisition costs of $357,000, made during the year ended November 30, 2005.

Selected information on our claims can be found below:

Name	Tag Number	Size (ha)
GOSSAN 1	F91851	418.04
GOSSAN 2	F91858	418.04
CROSS	F91458	33.44
RAD 1	F91859	253.76
RAD 2	F91860	323.98
		1,447.27

Port Radium – Eldorado Mineral Claims, Northwest Territories

During the year ended November 30, 2005, we entered into an agreement with South Malartic Exploration Inc. (“South Malartic”) to purchase a 50% undivided right, title and interest in three mineral leases, totalling in 106.52 hectares called the Eldorado Uranium Mine Mineral Leases, for cash payment $20,000 (paid). Acquisition of the properties also entitled us to all property and historical data in South Malartic’s possession, including reports, maps, historical uranium production records, and uranium assay reports.

The property is located on Labine Point at Port Radium, Northwest Territories. Starting in 1933, the mine produced 15 million pounds of high grade uranium and 8 million ounces of silver, plus copper, nickel, radium, lead and polonium. The mine currently has about 40 km of existing underground workings on 14 levels.

Total expenditures related to the Port Radium – Eldorado Property consist of acquisition costs of $20,000, made during the year ended November 30, 2005.

Selected information on our claims can be found below:

Name	Tag Number	Size (ha)
ELDORADO	Lease 3032	30.32
ELDORADO	Lease 3033	44.81
ELDORADO	Lease 3034	31.40
		106.52

Subsequent to fiscal 2005, we made a formal application for an additional 2,500 km drill program, which awaits approval from the Shatu Land and Water Board.

Port Radium – Glacier Lake Mineral Claims, Northwest Territories

During the year ended November 30, 2005, we acquired a 100% undivided right, title and interest, subject to a 2% NSR, in four mineral claims, totalling 2,425.26 hectares and located one half km southeast of Port Radium on Great Bear Lake, Northwest Territories, for our cash payments of $30,000 (paid) and the issuance of 360,000 of our common shares (issued and valued at $72,000). We may purchase one-half of the NSR for a one-time payment of $1,000,000.

The property contains a filly operational all-seasons airstrip and base camp, situated at Contact Lake and is located beside and within two past-producing mines, Echo Bay (produced 23,779,178 ounces of silver) and Port Radium – Eldorado (produced 15 million pounds of uranium and 8 million ounces of silver), the Port Radium uranium belt was formerly one of Canada’s principal producers of Pitchblende uranium in the 1930s and 1940s.

Total expenditures related to the Port Radium – Glacier Lake Mineral Claims consist of acquisition costs of $102,000 made during the year ended November 30, 2005.

Selected information on our claims can be found below:

Name	Tag Number	Size (ha)
GLAC 1	F54373	835.68
GLAC 2	F54374	731.57
ECHO	F54519	83.61
WATT	F59517	773.37
		2,424.23

Dixie Lake Property – Red Lake, Ontario

During the year ended November 30, 2003, we entered into an agreement with Fronteer to acquire a 50% undivided interest in their Dixie Lake Property  located in the Red Lake Belt of Ontario, Canada.

During the year ended November 30, 2005, we abandoned our option on the Dixie Lake Property due to disappointing resource calculation estimates provided to us by SRK Consulting.

Expenditures related to the Dixie Lake Property are as follows:

	Cumulative amounts from inception to November 30, 2005 $	For the year ended November 30
		2005 $	2004 $	2003 $
Operating expenses
Camp and field	980	-	980	-
Consulting fees	94,701	29,060	65,641	-
Geology and engineering	7,853	6,314	1,539	-
Travel	742	-	742	-
	104,276	35,374	68,902	-
Acquisition costs	1,426,083	88,236	1,119,347	218,500
Recoveries	(2,603)	(2,603)	-	-
	1,527,756	121,007	1,188,249	218,500

Consolidated Jaba Inc. – Providence Claims, Beatty, Nevada

During the year ended November 30, 2003, we entered into a non-binding letter of intent to acquire an 80% interest in the Providence project located in Beatty, Nevada, USA by commitment to a 1,500 m drill program by June 30, 2004; completion of US $800,000 in exploration expenditures over the next four years; issuance of 650,000 of our common shares over the next four years, subject to regulatory approval; and completion of a bankable feasibility study.

We did not fulfill these obligations, as we abandoned our interest in Consolidated Jaba Inc. during the year ended November 30, 2004.

Total expenditures related to Consolidated Jaba Inc. consist of acquisition costs of $11,114 made during the year ended November 30, 2004.

Shabu Lake – Red Lake, Ontario

During the year ended November 30, 2005, we abandoned our interest in the Shabu Lake Property.

Total expenditures related to the Shabu Lake Property are as follows:

	Cumulative amounts from inception to November 30, 2005 $	For the year ended November 30
		2005 $	2004 $	2003 $
Operating expenses
Consulting fees	12,180	-	12,180	-
Geology and engineering	2,924	2,924	-	-
	15,104	2,924	12,180	-
Acquisition costs	11,000	-	11,000	-
	26,104	2,924	23,180	-

Dent Gold Property – Red Lake, Ontario

During the year ended November 30, 2004, we entered into an agreement with 130485 Ontario Inc. to acquire a 100% interest, subject 2% NSR, in nine contiguous unpatented mineral claims comprising a total of 62 mineral claim units located in the Goodall and Dent Townships, Ontario, Canada, called the Dent Gold Property for total cash payments of $96,000 ($6,000 paid) and the total issuance of 100,000 of our common shares (unissued). We did not fulfill our obligations, as during the year ended November 30, 2005, we abandoned our interest in the Dent Gold Property.

Total expenditures related to the Dent Gold Property consist of consulting fees and acquisition costs of $12,180 and $12,500 respectively, made during the year ended November 30, 2004.

Meridian Lake Property – Reliance, Northwest Territories

During the year ended November 30, 2005, we entered into an option agreement with Fortune Minerals Limited (“Fortune”), to acquire a 50% undivided interest in the Great Slave project located 10 km southwest of Fort Reliance, Northwest Territories, called the Meridian Lake Property, in return for cash payments of $80,000 and our incurring aggregate exploration expenditures of not less than $1,200,000 over a period of four years according to the following schedule:

•

Pay $10,000 cash on signing (paid);

•

Pay $10,000 cash and incur cumulative exploration expenditures of $250,000 by March 18, 2006;

•

Pay $20,000 cash and incur cumulative exploration expenditures of $500,000 by March 18, 2007;

•

Pay $20,000 cash and incur cumulative exploration expenditures of $750,000 by March 18, 2008; and

•

Pay $20,000 cash and Incur cumulative exploration expenditures of $1,200,000 by March 18, 2009.

Total expenditures related to the Meridian Lake Property consist of acquisition costs of $10,000, made during the year ended November 30, 2005, however, this option has been dropped by our company as of February 16, 2006.

Significant work was carried out on the Great Slave copper-gold claims during the 1960s, including geological mapping, excavation of 12 surface trenches, and 10 holes drilled to an average depth of 100 m. This work identified extensive copper, gold and silver mineralization within a 4 km strike length of the Murky Lake Fault, a splay from the regionally important MacDonald Fault.

The last known geological report from the property was performed in 1969, before the implementation of National Instrument 43-101, reported results of sampling five trenches across the “A Zone.” These ranged from 7 m averaging 0.66% copper in trench 5, to 45 m returning a length weighted average grade of 0.58% copper in trench 2. Assays up to 1.37% copper were also reported from samples collected from the “B Zone” and “C Zone.” No precious metal values were reported from any surface sampling.

North Contact Lake Mineral Claims – Contact Lake, Northwest Territories

Prior to the end of our 2005 fiscal year, we announced our agreement to purchase a 100% interest in 11 contiguous claims, comprising 6,200.74 ha, called the North Contact Lake Mineral Claims, in the Port Uranium Belt. Located on Contact Lake on the east side of Great Bear Lake, Northwest Territories, the acquisition increases our Contact Lake Mineral Claims project to 16,802.54 ha.

The purchase from three individuals is subject to a 2% NSR, and includes our issuance of 250,000 shares (issued and valued at $182,500) and payment of $75,000 (paid). We may also purchase one half of the NSR for a one-time payment of $1,000,000.

The property is the northern extension of the Contact Lake Project and includes the Contact Lake – Echo Bay Stato-volcanic complex, having hundreds of known or recorded copper, gold, silver, nickel, cobalt, REE and high grade uranium occurrences identified in Proterozoic rocks.

Selected information on our claims can be found below:

Name	Tag Number	Size (ha)
EC 1	F98661	250.82
EC 2	F98662	731.57
EC 3	F98663	836.08
EC 4	F98664	587.35
EC 5	F98665	55.60
EC 6	F98666	192.30
EC 7	F98667	477.82
EC 8	F98668	1,045.10
EC 9	F98669	1,045.10
EC 10	F98670	627.06
EC 24	F98684	18.43
		5,867.24

ITEM 4A – Unresolved Staff Comments

This item is not applicable as we are not an accelerated filer or a large accelerated filer or a well-seasoned issuer.

ITEM 5 Operating and Financial Review and Prospects

Our company is engaged in the acquisition, exploration and development of resource properties. As we are currently in the exploration stage, we have had no operating revenue during the years ended November 30, 2005, 2004 and 2003. As of November 30, 2005, we have conducted exploration work on several properties located in the Northwest Territories, Canada.

This discussion and analysis of the operating results and financial position of our company for the three years ended November 30, 2005, 2004 and 2003 should be read in conjunction with the financial statements and the related notes included in Item 17.

Exchange Rates

Transaction amounts denominated in foreign currencies are translated into functional currency at exchange rates prevailing at transaction dates.

Inflation

Based on prior history for at least the past two fiscal years, we do not believe that inflation will have a materially adverse effect on our financial condition. However, no assurance can be given that we will not experience a substantial increase in inflation.

Financial Instruments and Other Instruments

Fair Value

The fair value of cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities approximates their carrying value due to the short-term nature of these financial instruments. The fair value of available for sale investments is equivalent to market value, although available for sale investments are carried at the lower of cost or market value.

Exchange Risk

We operate in Canada and so are not subject to foreign currency risk arising from changes in exchange rates with other currencies.

Interest Rate Risk

We are exposed to interest rate risk on our short-term investments, but this risk relates only to investments held to fund future activities and does not affect our current operating activities.

Credit Risk

We place our temporary investment funds with Government and bank debt securities and are subject to minimal credit risk with regard to temporary investments.

We do not have any risk associated with other instruments, as in those that may be settled by the delivery of non-financial assets.

A.   Operating Results

Year ended November 30, 2005 compared to year ended November 30, 2004

We incurred a net loss of $2,832,810 under United States GAAP for the fiscal year ended November 30, 2005 as compared to a loss of $1,889,340 for fiscal 2004. The increase in our net loss in the 2005 fiscal year over 2004 can be attributed to the acceleration of our acquisition and exploration costs, relating to our mineral property interests in the Northwest Territories, and in particular, to our Contact Lake Property, on which we spent a total of $1,086,292.

This increase in development activities incurred a corresponding increase in general and administration expenses for the year ended November 30, 2005 of $238,058; a total of $880,087 was spent in fiscal year 2005, as compared to $642,029 in the comparable period of 2004. This amount includes advertising and promotion costs of $124,842, legal and accounting fees of $149,959, transfer fees and shareholder information costs of $79,438, office and miscellaneous costs of $57,321, consulting fees of $43,900 and management fees of $60,000. These costs in the 2004 comparable period were $142,905, $106,587, $78,332, $70,547, $66,528 and $60,000, respectively, with notable increases in the areas of bank charges and interest (2005 - $8,146, 2004 - $3,967), filing and financing fees (2005 - $56,587, 2004 - $28,280), legal and accounting expenses (2005 - $149,959, 2004 - $106,587) and stock based compensation expenses (2005 - $185,580, 2004 - $Nil); notable decreases between fiscal year 2005 versus 2004 were found in office and miscellaneous expenses, a decrease of $13,226.

Longtom Property

During the year ended November 30, 2003, we acquired a 50% undivided interest in the Longtom Property, located about 350 km northwest of Yellowknife, in the Northwest Territories, Canada.

During the year ended November 30, 2005, our operating costs for the property decreased to $12,900 from $134,813 for the year ended November 30, 2004, pursuant to our entering into a letter of intent with Fronteer. Fronteer will be the operator of the Longtom Property through its payment to us of $15,000 cash and by spending an aggregate of $500,000 on exploration expenditures over the three year period from October 27, 2004 to October 27, 2006. This letter of intent with Fronteer was finalized in the 2004 fiscal year and approved by the TSX-V.

Longtom Property (Target 1)

During the year ended November 30, 2003, we acquired a 50% interest in a mineral property located in the Longtom Lake area of the Northwest Territories, Canada.

In the year ended November 30, 2005, expenditures comprised of consulting fees and geology and engineering expenses declined by $4,139 from the comparable period of 2004, to $8,041 from $12,180.

Longtom Property (Target 2)

During the year ended November 30, 2003, we acquired a 50% interest in another mineral property located in the Longtom Lake area of the Northwest Territories, Canada.

In the years ended November 30, 2005 and 2004, expenditures were the same as those of the Longtom Property (Target 1).

MacInnis Lake Property

During the year ended November 30, 2005, we acquired a 100% interest in a total of 15 mineral claims southeast of Yellowknife, Northwest Territories, Canada. During the same period, we entered into an agreement with Max Resource, whereby Max Resource may earn up to a 50% interest in all of the claims by paying us $30,000 in cash, issuing us 200,000 shares in their company and expending $2 million in exploration work over a five year period, beginning April 1, 2006. In addition, Max Resource is responsible for all cash payments the to the underlying property vendor for the option period.

Our total expenditures related to this property totalled $224,982 and were comprised of consulting fees, geology and engineering costs, airborne surveying costs, travel expenses, acquisition costs and recoveries.

Contact Lake Mineral Claims

In the year ended November 30, 2005, we acquired a 100% undivided right, title and interest in five mineral claims totalling 1,801.01 hectares in the Northwest Territories, Canada. During the year, we staked an additional 8,799.75 hectares in the area and the Contact Lake Mineral Claims now consist of 11 contiguous claims. Expenditures related to this property totalled $1,086,292 for the year ended November 30, 2005 and consisted of costs for assaying, field and camp, consulting, geology and engineering, airborne surveys, surveying, transportation, travel and acquisition of the property.

Port Radium – Crossfault Lake Mineral Claims

During the year ended November 30, 2005, we acquired a 100% undivided right, title and interest in five mineral claims in the Northwest Territories, Canada for cash payments of $60,000 and the issuance of 450,000 of our common shares.

Total expenditures related to this property consist solely of acquisition costs of $357,000.

Port Radium – Eldorado Mineral Claims

During the year ended November 30, 2005, we entered into a lease agreement to purchase a 50% undivided right, title and interest in three mineral claims in the Northwest Territories, Canada, for cash payment of $20,000.

Total expenditures related to this property consist of acquisition costs of $20,000.

Port Radium – Glacier Lake Mineral Claims

During the year ended November 30, 2005, we acquired a 100% undivided right, title and interest in four mineral claims in the Northwest Territories, Canada, for cash payments of $30,000 and the issuance of 360,000 of our common shares.

Total expenditures related to this property consist solely of acquisition costs of $102,000.

Meridian Lake Property

In the 2005 fiscal year, we entered into an option agreement with Fortune Minerals Limited to acquire a 50% interest in the Great Slave project in the Northwest Territories, Canada, for cash payments of $80,000 and expenditures of at least $1,200,000 over a period of four years, beginning March 18, 2006.

For the year ended November 30, 2005, total expenditures, solely related to the acquisition of the property, consisted of $10,000.

Abandoned Properties

During the year ended November 30, 2005, we abandoned our interest in three additional properties: the Dixie Lake Property in the Red Lake belt of Ontario, Canada; the Shabu Lake Property in the Red Lake Belt of Ontario; and the Dent Gold Property in the Red Lake Belt of Ontario. Expenditures for the year ended November 30, 2005 for these three properties were $121,007, $2,924 and $Nil, respectively, as compared to $1,188,249, $23,180 and $24,680, respectively, for the year ended November 30, 2004. During the year ended November 30, 2004, we abandoned our interest in Consolidated Jaba Inc. Providence Claims in Nevada, having spent $11,114 in acquisition expenses during the same period.

During 2006 we plan to continue with acquiring and exploring new and existing claims, disposing of claims that we find geologically insignificant.

Year Ended November 30, 2004 Compared to Year Ended November 30, 2003

We incurred a net loss of $1,889,340 under United States GAAP for the fiscal year ended November 30, 2004 as compared to a loss of $2,043,936 for fiscal 2003. The decrease in net loss is primarily a result of a deferred tax recovery in 2004 of $141,100 relating to the issue of flow-through shares. At November 30, 2004, we had working capital of $2,056,476 as opposed to $209,163 at November 30, 2003.

Year Ended November 30, 2003 Compared to Year Ended November 30, 2002

We incurred a net loss of $2,043,936 for the fiscal year ended November 30, 2003 as compared to a loss of $694,904 for the comparative period in 2002. The increase in net loss in the current fiscal year is primarily a result of costs associated with expenditures on our Longtom Property and our acquisition of additional property interests surrounding the Longtom Property.

During the 2003 period, we spent a total of $881,526 on Longtom Property exploration programs, $218,500 on the acquisition of interests in the Dixie Lake Gold project and $134,000 in acquisition costs on the additional claims in the vicinity of the Longtom property.

In addition to the operating expenditures on the Longtom Property of $881,526, we incurred administration expenses for the year ended November 30, 2003 of $826,922. This amount includes advertising and promotion costs of $78,706; consulting fees of $119,200; a compensation expense we incurred on granting stock options to our directors, officers and employees of $221,665; accounting, audit and legal fees of $95,104; management fees of $107,277; secretarial costs of $44,161; transfer agent and shareholder information fees of $27,306; rent and utilities expenses of $9,540; meals and entertainment amounting to $18,731; office and miscellaneous costs of $21,408; regulatory fees totalling $51,184; amortization costs relating to depreciation of computer equipment and website graphics of $7,222; telephone and internet costs of $12,411; automotive expenses of $12,102; and interest and bank charges of $905.

B.   Liquidity and Capital Resources

Since our incorporation, we have financed our operations almost exclusively through the sale of our common shares to investors. As we are a mining exploration and development company with no producing resource properties, we do not generate operating income or cash flow from our business operations. Until a significant body of ore is found, our working capital requirements are not significant, and we expect to continue to finance operations through the sale of equity in fiscal 2006. There is no guarantee that we will be successful in arranging financing on acceptable terms.

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

At November 30, 2005, we had cash on hand of $11,841,868 and accounts receivable of $40,843; liabilities consisted of accounts payable and accrued liabilities totalling $79,588. Amounts for the comparable period of 2004 were $1,941,559, $106,184 and $84,002 representing cash on hand, accounts receivable and liabilities consisting of accounts payable and accrued liabilities, respectively.

At November 30, 2005, we had working capital of $11,885,123. During fiscal 2005, we generated $1,716,611 through the exercise of outstanding warrants and incentive stock options, though we spent $341,022 in relation to share issuance costs.

At November 30, 2005, we were not party to any capital expenditure commitments, though we do anticipate expenses to subcontractors over the eight-month period from April to October, 2006 of over $6.5 million, in relation to drilling fees and further exploration costs.

Authorized share capital consists of an unlimited number of voting common shares, as well as an unlimited number of preferred shares, of which, as of the date of filing of this annual report, 75,193,064 common shares are issued and outstanding and no preferred shares are issued. The preferred shares are issuable in series, each series consisting of such number of shares and having such rights, privileges, restrictions and conditions as may be determined by the board of directors prior to the issue thereof.

The particulars of all capital raising transactions for the last two years are detailed below. Proceeds of these financings have been used for exploration and for development expenditures (only when and if warranted) in connection with our mineral projects, for working capital and for acquisition of additional projects.

1.

On September 20, 2005, we issued 10,000,000 units at a price of $0.45 per unit. Each unit consists of one common share and one half-share purchase warrant. Each whole-share purchase warrant entitles the holder to purchase an additional common share at a price of $0.75 up to September 20, 2007. At November 30, 2005, all of the related share purchase warrants remained outstanding. All of these common shares were issued as flow-through shares under the Income Tax Act (Canada) and were not yet renounced to the investors at November 30, 2005.

2.

On September 20, 2005, we issued 15,000,000 units at a price of $0.40 per unit, each consisting of one common share and one half-share purchase warrant. Each whole-share purchase warrant entitles the holder to purchase an additional common share at a price of $0.65 up to September 20, 2007. At November 30, 2005, all of the related share purchase warrants remained outstanding.

3.

On September 20, 2005, we issued 1,313,574 units at a price of $0.40 per unit, each consisting of one common share and one half-purchase warrant. Each whole-share purchase warrant entitles the holder to purchase an additional common share at a price of $0.65 up to September 20, 2007. These units were issued for payment for services rendered by a private placement agent. At November 30, 2005, all of the related share purchase warrants remained outstanding.

4.

On September 20, 2005, we issued 1,995,000 share purchase warrants, each entitling the holder to purchase an additional common share and one half-purchase warrant (the “Additional Share Purchase Warrant”) at a price of $0.45 up to September 20, 2007. Each whole Additional Share Purchase Warrant entitles the holder to purchase an additional common share at a price of $0.75 up to September 20, 2007. These share purchase warrants were issued as consideration for payment for services rendered by a private placement agent. At November 30, 2005, all of the related share purchase warrants remained outstanding.

5.

On February 21, 2005, we issued 300,000 common shares valued at a price of $0.235 per share for the acquisition of mineral property interests.

6.

On March 21, 2005, we issued 350,000 common shares valued at a price of $0.25 per share for the acquisition of mineral property interests.

7.

On May 6, 2005, we issued 300,000 common shares valued at a price of $0.24 per share for the acquisition of mineral property interests.

8.

On July 13, 2005, we issued 360,000 common shares valued at a price of $0.20 per share for the acquisition of mineral property interests.

9.

On October 20, 2005, we issued 450,000 common shares valued at a price of $0.66 per share for the acquisition of mineral property interests.

10.

During the year ended November 30, 2005, we issued 937,667 common shares at a price of $0.20 per share upon the exercise of previously outstanding share purchase warrants. As at November 30, 2005, no share purchase warrants to acquire common shares at a price of $0.20 per share remained outstanding.

11.

During the year ended November 30, 2005, we issued 745,963 common shares at a price of $0.40 per share upon the exercise of previously outstanding share purchase warrants. As at November 30, 2005, 2,636,500 share purchase warrants to acquire common shares at a price of $0.40 per share remained outstanding.

12.

During the year ended November 30, 2005, we issued 1,130,000 common shares at a price of $0.55 per share upon the exercise of previously outstanding share purchase warrants. As at November 30, 2005, 227,500 share purchase warrants to acquire common shares at a price of $0.55 per share remained outstanding.

13.

During the year ended November 30, 2005, we issued 677,875 common shares at a price of $0.36 per share upon the exercise of previously outstanding share purchase warrants. As at November 30, 2005, 306,864 share purchase warrants to acquire common shares at a price of $0.36 per share remained outstanding.

14.

During the year ended November 30, 2005, we issued 25,024 common shares at a price of $0.40 per share upon the exercise of previously outstanding share purchase warrants. As at November 30, 2005, 73,203 share purchase warrants remained outstanding.

15.

During the year ended November 30, 2005, we issued 72,808 common shares at a price of $0.14 per share upon the exercise of previously outstanding options. As at November 30, 2005, a total of 10,000 options remained outstanding.

16.

During the year ended November 30, 2005, we issued 1,724,782 common shares at a price of $0.20 per share upon the exercise of previously outstanding options. During the year ended November 30, 2005, a total of 150,000 outstanding options expired; a total of 1,850,000 options were outstanding.

17.

During the year ended November 30, 2005, we returned to treasury and cancelled 520,000 common shares issued in error.

18.

On January 28, 2004, we issued 2,715,000 units at a price of $0.25 per unit. Each unit consisted of one common share and one-half share purchase warrant. Each whole-share purchase warrant entitles the holder to purchase an additional common share at a price of $0.45 in the first year and $0.55 in the second year up to January 28, 2006. At November 30, 2004, all of the related share purchase warrants remained outstanding; by November 30, 2005, only 455,000 of the related half-share purchase warrants remained; by the filing of this annual report, all of the related unexercised half-share purchase warrants had been exercised. All of these common shares were flow-through shares, which were renounced to the investors during the year ended November 30, 2004.

19.

On July 28, 2004, we issued 2,940,000 common shares at a price of $0.25 per share. All of these common shares were flow-through shares, which were renounced to the investors during the year ended November 30, 2004.

20.

On July 28, 2004, we issued 24,376 common shares at a price of $0.25 per share as consideration for payment for services rendered by a private placement agent.

21.

On July 28, 2004, we issued 426,000 warrants which entitled the holder to purchase an additional common share at a price of $0.30 up to July 28, 2005 as consideration for payment for services rendered by a private placement agent. In the year ended November 30, 2005, all of the outstanding related warrants expired.

22.

On September 20, 2004, we issued 100,000 common shares valued at a price of $0.17 per share for the acquisition of mineral property interests.

23.

On October 7, 2004, we issued 2,967,926 units at a price of $0.27 per unit, each consisting of one common share and one-half share purchase warrant. Each whole-share purchase warrant entitles the holder to purchase an additional common share at a price of $0.40 up to April 7, 2006. At November 30, 2005, 783,500 of the related share purchase warrants remained outstanding. All of these common shares were flow-through shares, which were renounced to the investors during the year ended November 30, 2004.

24.

On October 7, 2004, we issued 60,293 units at a price of $0.27 per unit, each consisting of one common share and one-half share purchase warrant. Each whole-share purchase warrant entitles the holder to purchase an additional common share at a price of $0.40 up to April 7, 2006 as consideration for payment for services rendered by a private placement agent. At November 30, 2005, 21,581 of the related warrants remained outstanding.

25.

On October 7, 2004, we issued 415,189 warrants, each of which entitle the holder to purchase an additional common share at a price of $0.36 up to April 7, 2006 as consideration for payment for services rendered by a private placement agent. At November 30, 2005, 106,396 of the related warrants remained outstanding.

26.

On October 18, 2004, we issued 50,000 common shares valued at a price of $0.26 per share for the acquisition of mineral property interests.

27.

On October 19, 2004, we issued 3,797,000 units at a price of $0.27 per unit, each consisting of one common share and one-half share purchase warrant. Exercise of a whole-share purchase warrant entitles the holder to purchase an additional common share at a price of $0.40, up to April 19, 2006. At November 30, 2005, 1,853,000 of the related share purchase warrants remained outstanding. All of these common shares were flow-through shares, which were renounced to the investors during the year ended November 30, 2004.

28.

On October 19, 2004, we issued 136,163 units at a price of $0.27 per unit, each consisting of one common share and one-half share purchase warrant. Each whole share purchase warrant entitles the holder to purchase an additional common share at a price of $0.40 up to April 19, 2006 as consideration for payment for services rendered by a private placement agent. At November 30, 2005, 51,622 of the related warrants remained outstanding.

29.

On October 19, 2004, we issued 569,550 share purchase warrants. Each whole purchase warrant entitles the holder to purchase an additional common share at a price of $0.36 up to April 19, 2006 as consideration for payment for services rendered by a private placement agent. At November 30, 2005, 200,468 of the related warrants remained outstanding.

30.

During the year ended November 30, 2004, we issued 645,500 common shares at a price of $0.15 per share upon the exercise of existing share purchase warrant options. These share purchase warrants were grouped as outstanding options for the year ended November 30, 2003. As at November 30, 2004, none of these share purchase warrants remained outstanding.

31.

During the year ended November 30, 2004, we issued 40,000 common shares at a price of $0.14 per share upon the exercise of previously outstanding options. As at November 30, 2005, a total of 10,000 options remained outstanding, but expired on January 5, 2006.

32.

During the year ended November 30, 2004, we issued 175,000 common shares at a price of $0.20 per share upon the exercise of previously outstanding options. As at November 30, 2005 none of the options remained outstanding.

33.

During the year ended November 30, 2004, we issued 1,075,000 common shares at a price of $0.14 per share upon the exercise of previously outstanding share purchase warrants. As at November 30, 2004, no warrants remained outstanding.

34.

During the year ended November 30, 2004, we issued 699,200 common shares at a price of $0.25 per share upon the exercise of previously outstanding share purchase warrants. During the year ended November 30, 2004, a total of 800 share purchase warrants expired and none remained outstanding.

35.

During the year ended November 30, 2004, we issued 571,000 common shares at a price of $0.30 per share upon the exercise of previously outstanding share purchase warrants. During the same year, a total of 2,929,000 share purchase warrants expired and none remained.

36.

During the year ended November 30, 2004, we issued 400,000 common shares at a price of $0.28 per share upon the exercise of previously outstanding share purchase warrants. In the same period, a total of 440,000 share purchase warrants expired and none remained outstanding.

37.

During the year ended November 30, 2004, we issued 395,333 common shares at a price of $0.20 per share upon the exercise of previously outstanding share purchase warrants. During the same year, a total of 937,667 share purchase warrants remained outstanding. As at November 30, 2005, none of the share purchase warrants remained outstanding.

38.

During the year ended November 30, 2004, we returned to treasury and cancelled 130,000 common shares issued in error.

C.   Research and Development, Patents and Licenses, etc.

This item is not applicable, as we do not conduct business requiring research and development activities.

D.   Trend Information

As we are an exploration company with no producing properties, information regarding trends in: production, sales and inventory, and similar are not meaningful. We have recently acquired interests in properties and it is likely that we will expand our exploration activities. As a result, we expect that our company’s operating losses will increase over the next 12 months.

E.   Off-balance Sheet Arrangements

We have no off-balance sheet arrangements that would require disclosure.

F.   Tabular Disclosure of Contractual Obligations

In the year ended November 30, 2005, we were not party to any contractually obligated payments.

G.   Safe Harbour

Certain statements contained in this annual report may be viewed as "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause actual events, and/or the actual performance, financial condition or results of operations of our company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in this form 20-F under Item 3D and such other documents that we may file with the US SEC from time to time.

ITEM 6 Directors, Senior Management and Employees

A.   Directors and Senior Management

Directors

Name of Director	Age
Tim Coupland	47
Michael Bogin	60
Lenic Rodriguez	56
Tracy A. Moore	52

Executive Officers

Name of Officer	Age	Office
Tim Coupland	47	President, chief executive officer
Michael Bogin	60	Chief financial officer
Ann-Marie Cederholm	30	Corporate secretary

President and CEO Tim Coupland, and former secretary Tamiko Coupland are married, though no other familial or marital relationships exist amongst our officers and directors.

The following describes the business experience of our directors and executive officers, including other directorships held in reporting companies:

Tim Coupland

Tim Coupland has acted as our president and chief executive officer since September 14, 2000. Mr. Coupland has held numerous officer and directorship positions with TSX-V listed companies and OTCBB listed junior mining companies.

Since 1996, he has acted as president, secretary and sole director of T8X Capital Ltd., a private British Columbia company involved in public company structuring and reorganization, preparing business plans, sourcing public and private financing and completing due diligence reviews of companies. He also acted as director of Anglo-Sierra Resources Corp., a non-reporting junior resource company whose shares were quoted on the OTCBB.

Mr. Coupland has over 20 years of business experience with both public and private companies and has been involved in both debt and equity financings of up to $25 million dollars. He brings expertise in raising equity capital and then assembling highly seasoned teams of professionals, consultants, financial consultants and mineral exploration advisors who have proven track records in financing, negotiation and promotion required to secure and develop successful mineral exploration projects; he brings a wealth of technical and financial experience as well as long-term business relationships with many First Nations and Métis groups operating in Canada’s Northwest Territories.

Mr. Coupland has a bachelor’s degree in geography from Simon Fraser University.

Michael Bogin

Michael Bogin has over 25 years of diversified experience in asset-based lending and raisings financings related to accounts receivable, inventory, equipment and real estate assets, trade financing, special purpose capital, mezzanine and equity transactions. Since November 2003, he has owned and operated North Brooklyn Capital, a boutique investment banking entity in Toronto, which provides a range of financial solutions and consulting services for commercial enterprises and entrepreneurs in the public and private sectors, covering a variety of business segments.

From September 2002 to November 2003, he acted as vice president of asset based lending and factoring for Kingsdale Capital Corporation. From August 2000 to June 2002, he was employed as the business development manager for TCE Capital Corporation, a financing company based in Toronto, Ontario. Prior to this, Mr. Bogin acted as senior manager of Laurentian Bank of Canada (January 2000 to May 2000), vice president of originations for G.E. Capital Canada (August 1998 to January 2000) and vice president of Accord Business Credit Inc. (February 1995 to August 1998).

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

Tracy A. Moore

Tracy A. Moore is the president of MCSI Consulting Group, a Vancouver, BC-based firm he founded in 1990, specializing in corporate finance matters, strategic planning and business planning services. Between 1976 and 1990, Mr. Moore worked for three international accounting firms in restructuring, consulting and audit positions. In addition to his consulting practice, he has owned and operated a variety of businesses. He serves on boards of directors and advises boards on corporate finance matters, business planning issues, mergers, acquisitions and divestitures.

In September of 2005, Mr. Moore joined us as a director. From June to December of 2005, he served as COO and a director of Mexoro Minerals Ltd., formerly known as Sunburst Acquisitions IV, Inc. (OTCBB); since December 2005, he has served as CFO and a director. From January 2003 through February 2004, Mr. Moore served as a director of Buffalo Gold Ltd. (TSX-V). From September 2000 to October 2002, he was a director of Illusion Systems, Inc. (TSX-V).

From October 2000 to May 2002, he was a director of Avance Venture Capital (TSX-V).

Mr. Moore received a Bachelor of Commerce in accounting and management information systems from the University of British Columbia in May 1976 and was admitted as a member of the Institute of Chartered Accountants in British Columbia in 1979.

Ann-Marie Cederholm

Ann-Marie Cederholm, CGA, joined our company in 2004 and currently serves an officer and our internal accountant. Ms. Cederholm articled with Walsh King Chartered Accountants from 1998 to 2001. In 2001, she left public practice to work for one of Walsh King’s clients as their controller until the end of 2002. She graduated from Royal Roads University with a Bachelor of Commerce in entrepreneurial management in 1997, then received her CGA designation in 2003, and began contracting her accounting services to a variety of companies.

There are no arrangements or understandings between any of our directors or executive officers, pursuant to which they were selected to be a director or executive officer, nor are there any undisclosed family relationships among any of our directors and officers.

B.   Compensation

We are required, under applicable securities legislation in Canada, to disclose to our shareholders details of compensation paid to our directors. The following fairly reflects all material information regarding compensation paid to our directors in our fiscal year ended November 30, 2005.

2005 Summary Compensation Table

NAME AND PRINCIPAL POSITION	ANNUAL COMPENSATION			LONG-TERM COMPENSATION
	Management Fees	Bonus	Other Annual Compensation	Awards		LTIP payouts	Other
				Restricted Stocks	Options/ SARs
Tim Coupland President and CEO	$60,000	Nil	Nil	Nil	950,000	Nil	$43,900
Michael Bogin Director	Nil	Nil	Nil	Nil	50,000	Nil	Nil
Lenic Rodriguez Director	Nil	Nil	Nil	Nil	50,000	Nil	Nil
Tracy A. Moore Director	Nil	Nil	$4,000	Nil	150,000	Nil	Nil

In accordance with our stock option plan, summarized below, we award the above members of the board of directors with the annual compensation, in the form of employee incentive stock options, as is set forth beside their names. Each option is exercisable at $0.20 per common share, exercisable for a maximum period of up to five years, excepting those terms, found below.

Stock Option Plan

Our stock option plan provides for equity participation by eligible directors, officers, employees and consultants through the acquisition of common shares pursuant to the grant of options. Our board of directors administers the plan. Options may be granted to purchase common shares on terms that the directors may determine, subject to the limitations of the stock option plan and the requirements of the TSX-V.

The following is a summary of the terms of the stock option plan and is qualified in its entirety by the full text of the stock option plan which is available for review our offices:

1.

The number of common shares to be reserved and authorized for issuance, pursuant to options granted under the stock option plan, is 10% of our issued and outstanding common shares from time to time;

2.

Under the stock option plan, the aggregate number of optioned common shares granted to any one optionee in a 12-month period must not exceed 5% of the issued and outstanding common shares. The number of optioned common shares granted to any one consultant in a 12-month period must not exceed 2% of the issued and outstanding common shares. The aggregate number of optioned common shares granted to optionees who are employed to provide investor relations activities must not exceed 2% of our issued and outstanding common shares in any 12-month period;

3.

The exercise price for options granted under the our stock option plan will not be less than the market price of the common shares less applicable discounts permitted by the TSX-V;

4.

Options will be exercisable for a term of up to five years, subject to earlier termination in the event of death or the optionee’s cessation of services to us; and

5.

Options granted under the stock option plan are non-assignable, except by will or the laws of descent and distribution.

C.   Board Practices

Tim Coupland and Michael Bogin have acted as our directors since September 14, 2000. Lenic Rodriguez was appointed as our director on August 2, 2001 and Tracy A. Moore was appointed as our director on September 2, 2005. The directors hold office until the next annual general meeting of the shareholders, at which time they may stand for re-election. We are required to hold an annual general meeting once in every calendar year and not longer than fifteen months from the last annual general meeting.

We are a party to a management contract with a private company owned by Tim Coupland whereby we pay him $5,000 per month for his management services, which effective February 1, 2006 was increased to $12,500 per month. Tracy A. Moore receives $1,000 per month for serving as a director. No other directors have a service contract with us nor are they entitled to any termination benefits.

Our audit committee is comprised of Michael Bogin, Lenic Rodriguez and Tracy A. Moore. We plan to add another independent director to our board of directors and audit committee within twelve months of the end of the 2005 fiscal year in order to comply with Nasdaq rules. The audit committee performs the following functions, among others:

•

Directly appoints, retains and compensates our independent auditor and pre-approves all auditing and non-auditing services of the independent auditor;

•

Evaluates the independent auditor's qualifications, performance and independence;

•

Discusses the scope of the independent auditors' examination;

•

Reviews and discusses the annual audited financial statements and quarterly financial statements with management and the independent auditor and the report of the independent auditor thereon;

•

Assesses our accounting practices and policies;

•

Reviews and approves of all related-party transactions, including transactions between our company and our officers or directors or affiliates of officers or directors;

•

Develops, and monitors compliance with, a code of ethics for senior financial officers;

•

Develops, and monitors compliance with, a code of conduct for all our employees, officers and directors;

•

Establishes procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters; and

•

Establishes procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

The specific functions and responsibilities of the audit committee are set forth in our audit committee charter. We have determined that Tracy A. Moore qualifies as an audit committee financial expert, pursuant to SEC regulations and the other members of the audit committee satisfy the financial literacy requirements for audit committee members under the SEC rules and regulations.

In order to act in a forward-thinking manner, our board of directors intends to elect a compensation committee, whose members will include members of the audit committee, to complete the following functions, among others:

•

Develops executive compensation philosophy and establishes and annually reviews and approves policies regarding executive compensation programs and practices;

•

Reviews and approves corporate goals and objectives relevant to the Chief Executive Officer's compensation, evaluates the Chief Executive Officer's performance in light of those goals and objectives and sets the Chief Executive Officer's compensation based on this evaluation;

•

Reviews the Chief Executive Officer's recommendations with respect to, and approves annual compensation for, our other executive officers;

•

Establishes and administers annual and long-term incentive compensation plans for key executives;

•

Recommends to the board for its approval and, where appropriate, submission to our stockholders, incentive compensation plans and equity-based plans;

•

Recommends to the board for its approval changes to executive compensation policies and programs; and

•

Reviews and approves all special executive employment, compensation and retirement arrangements.

D.   Employees

For each of the years ended November 30, 2005, 2004 and 2003, our company did not hire or use the services of employees. However, we hire contractors on an as-needed basis for geological services and other trades. We historically have had two contractors who provide their services on a part-time basis and continue to do so. One provides us with secretarial services and one fulfills controllership responsibilities. Our President receives compensation through a consulting agreement with a company that he controls. All are classified as independent contractors.

When required, we have retained geological and other consultants to conduct work programs on our mineral property interests.

E.   Share Ownership of Directors and Officers

Our directors and officers beneficially own the following shares as of the date of this annual report:

Common Shares

Director or Officer	Number of Shares Owned	Percentage of Outstanding (%)
Tim Coupland	2,219,254	2.95
Lenic Rodriguez	0	0.00
Michael Bogin	22,000	0.03
Tracy A. Moore*	20,500	0.03
Ann-Marie Cederholm	0	0.00

*

Tracy A. Moore holds 17,500 shares directly and MCSI Capital Corporation, of which Tracy A. Moore is a 50% owner, holds 6,000 shares.

The above percentages are based on the number of common shares issued and outstanding in our capital stock as of the filing date of this annual report, which is 75,193,064.

The following incentive stock options are currently outstanding to our directors and officers:

Shares that may be Purchased Upon Exercise of Option

Director or Officer	Number of Shares	Exercise Price ($)	Expiry Date
Tim Coupland	650,000	0.20	July 7, 2008
	2,350,000	0.60	January 27, 2009
Lenic Rodriguez	50,000	0.20	July 7, 2008
Michael Bogin	50,000	0.20	July 7, 2008
Tracy A. Moore	150,000	0.20	July 7, 2008
	25,000	0.60	January 27, 2009
Ann-Marie Cederholm	50,000	0.20	July 7, 2008

At the 2003 annual general meeting of our shareholders, held on September 2, 2003, our company’s stock option plan was proposed, and approved, and subsequently filed with the TSX-V.

We grant share options in accordance with the policies of the TSX Venture Exchange. Under the general guidelines of the TSX Venture Exchange, we may reserve up to 10% of our issued and outstanding shares to our employees, directors or consultants to purchase.

Our stock option plan provides for equity participation by eligible directors, officers, employees and consultants through the acquisition of common shares pursuant to the grant of options. Our board of directors administers the plan. Options may be granted to purchase common shares on terms that the directors may determine, subject to the limitations of the stock option plan and the requirements of the TSX-V. For a summary of the terms of the stock option plan, see Item 6B.

ITEM 7 Major Shareholders and Related Party Transactions

A.   Major Shareholders

As used in this section, the term "beneficial ownership" with respect to a security is defined by Rule 13d-3 under the Securities Exchange Act of 1934, as amended, as consisting of: (1) any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has or shares voting power (which includes the power to vote, or to direct the voting of such security) or investment power (which includes the power to dispose, or to direct the disposition of, such security); and (2) any person who, directly or indirectly, creates or uses a trust, proxy, power of attorney, pooling arrangement or any other contract, arrangement or device with the purpose or effect of divesting such person of beneficial ownership of a security or preventing the vesting of such beneficial ownership. A person is deemed to be the beneficial owner of a security if that person has the right to acquire beneficial ownership of such security within 60 days throughout the exercise of any right, such as an option, warrant or convertible security.

As of the date of filing of this annual report, 75,193,064 common shares were issued and outstanding. We are authorized to issue an unlimited number of common shares. According to the information available to us, culminated from information reported to the SEC upon the filing of a Schedule 13G, at the dates set forth adjacent to the name of the reporting person, the following reporting person was the beneficial owner of:

Date of Event	Reporting Person	Total shares owned	Percentage of total shares issued and outstanding	Citizenship
10/11/05	Goodman & Company, Investment Counsel Ltd.	6,149,800 + 1,666,650 warrants	11.6% partially diluted	Canadian
12/31/05	Passport Master Fund LP	4,447,706	6.04%	US Virgin Islands
12/31/05	David W. Tice & Associates, LLC	4,250,000	5.8%	Delaware
12/31/05	Goodman & Company, Investment Counsel Ltd.	5,869,300 + 1,666,650 warrants	10.53% partially diluted	Canadian

With exception of the above-noted transactions, there has not been a significant change in the ownership percentage held by any major shareholders during the past three years.

We are not controlled directly or indirectly by any other corporation or any other foreign government or by any other natural or legal person, severally or jointly.

There are no arrangements for which through their operation, at a subsequent date, may result in a change in our control.

Based on information available to us as of the date of filing of this annual report, 2.32% of our currently issued and outstanding common shares, representing 10 record holders, are held by residents of the United States. This amount does not include privately held shares, for with statistics are not available.

B.   Related Party Transactions

In the fiscal year ended November 30, 2005, there were no transactions that materially affected or will materially affect us in which any director, executive officer or beneficial holder of more than 10% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates, has had or will have any direct or indirect material interest.

Other Transactions:

•

We paid or accrued office secretarial fees of $38,304 to Tamiko Coupland, the wife of our president, Tim Coupland, and our former secretary;

•

We paid or accrued consulting fees of $43,900 to a company controlled by Tim Coupland;

•

We paid or accrued management fees of $60,000 to a company controlled by Tim Coupland; and

•

We paid or accrued director fees of $4,000 to a company controlled by Tracy A. Moore.

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

C.   Interests of Experts and Counsel

Not required, as this form 20-F filing is made as an annual report.

ITEM 8 Financial Information

A.   Statements and Other Financial Information

As required, we have included the following (see Item 17), as audited by an independent auditor and accompanied by an audit report, as of November 30, 2005:

•

Balance sheet;

•

Statement of operations and deficit;

•

Statement of cash flows;

•

Statement of changes in shareholders’ equity; and

•

Related notes and schedules.

Dividend policy

We have never paid any dividends and do not intend to pay any dividends in the near future.

B.   Significant Changes

Since the fiscal period ended November 30, 2005, the following changes have taken place which may materially affect the interpretation of our company’s financial statements:

•

We purchased a 100% interest in 11 mineral claims, comprised of 6,200.98 ha, called the North Contact Lake Mineral Properties, in the Northwest Territories. The purchase is subject to a 2% NSR, payment of $75,000 and the issue of 250,000 common shares of our company. We may also purchase the NSR for a one-time payment of $1 million.

•

We issued an additional 117,000 common shares, for total cash proceeds of $49,800 for warrants exercised.

•

We issued an additional 350,167 common shares, for total cash proceeds of $128,988 for agent compensation warrants exercised.

•

We granted incentive stock options totalling 3,250,000 common shares, exercisable for up to three years, at a price of $0.60 per share.

•

We renounced mineral property expenditures of $2,936,950, which resulted in the transfer of the income tax deductibility of such expenditures to the investors who purchased flow-through common shares on September 20, 2005.

•

A total amount of $1,835,000 was raised from the exercise of outstanding warrants and options.

•

A total of 10,000 options with an exercise price of $0.14 expired.

ITEM 9 The Offer and Listing

A.   Offer and Listing Details

Our common shares trade on the TSX-V under symbol “ASX” and on the OTCBB under symbol “ASXSF”. Our shares have traded on the TSX-V, and on its predecessor, the Alberta Stock Exchange, since December 5, 1997. The following table sets forth the high and low closing prices in Canadian funds of our common shares traded on the TSX-V and its predecessor:

Period	High	Low
December 1, 2000 to November 30, 2001	$0.18	$0.04
December 1, 2001 to November 30, 2002	$0.25	$0.10
December 1, 2002 to November 30, 2003	$0.33	$0.13
December 1, 2003 to November 30, 2004	$0.39	$0.19
December 1, 2004 to November 30, 2005	$0.96	$0.18

Period	High	Low
December 2003 to February 2004	$0.39	$0.21
March 2004 to May 2004	$0.39	$0.22
June 2004 to August 2004	$0.28	$0.20
September 2004 to November 2004	$0.365	$0.19
December 2004 to February 2005	$0.30	$0.20
March 2005 to May 2005	$0.28	$0.21
June 2005 to August 2005	$0.60	$0.18
September 2005 to November 2005	$0.96	$0.50

Period	High	Low
August 2005	$0.60	$0.18
September 2005	$0.70	$0.50
October 2005	$0.96	$0.64
November 2005	$0.80	$0.60
December 2005	$0.75	$0.60
January 2006	$0.85	$0.62

Effective September 20, 2001, our common shares were consolidated such that every five pre-consolidation common shares were exchanged for one post-consolidation common share. Concurrently, our name was changed from “Alberta Star Mining Corp.” to “Alberta Star Development Corp.”

Our common shares have been quoted for trading on the OTCBB since July 16, 2002; no trades in our common shares occurred on this quotation system until January 29, 2003. The following sets forth the high and low closing prices in United States funds of our common shares traded on the OTCBB since this date:

Period		High		Low
December 1, 2002 to November 30, 2003	US$	0.235	US$	0.09
December 1, 2003 to November 30, 2004	US$	0.32	US$	0.13
December 1, 2004 to November 30, 2005	US$	0.82	US$	0.12

Period		High		Low
December 2003 to February 2004	US$	0.32	US$	0.17
March 2004 to May 2004	US$	0.30	US$	0.16
June 2004 to August 2004	US$	0.23	US$	0.15
September 2004 to November 2004	US$	0.31	US$	0.13
December 2004 to February 2005	US$	0.24	US$	0.12
March 2005 to May 2005	US$	0.23	US$	0.16
June 2005 to August 2005	US$	0.51	US$	0.15
September 2005 to November 2005	US$	0.82	US$	0.43

Period		High		Low
August 2005	US$	0.51	US$	0.15
September 2005	US$	0.61	US$	0.43
October 2005	US$	0.82	US$	0.54
November 2005	US$	0.67	US$	0.50
December 2005	US$	0.62	US$	0.52
January 2006	US$	0.77	US$	0.52

B.   Plan of Distribution

Not required, as this form 20-F filing is made as an annual report.

C.   Markets

Our common shares trade on the TSX-V under symbol “ASX” and on the OTCBB under symbol “ASXSF”. Our shares have traded on the TSX-V and on its predecessor, the Alberta Stock Exchange, since December 5, 1997; the OTCBB since July 16, 2002. However, no trades in our common shares occurred on the OTCBB market until January 29, 2003.

D.   Selling Shareholders

Not required, as this form 20-F filing is made as an annual report.

E.   Dilution

Not required, as this form 20-F filing is made as an annual report.

F.   Expenses of the Issue

Not required, as this form 20-F filing is made as an annual report.

ITEM 10. Additional Information

A.   Share Capital

Not required, as this form 20-F filing is made as an annual report.

B.  Bylaws and Articles of Association

Not required, as information was included as a part of our registration statement filed under the Securities Act on June 8, 2001.

C.  Material Contracts

We are a party to the following material contracts for the two years preceding publication of this annual report, all of which are referred to in the exhibits section of this annual report:

•

On January 10, 2006, we entered into an agreement with Connors Drilling Ltd. for diamond core drilling services on the Contact Lake and Port Radium properties. The agreement specifies that Connors Drilling Ltd. will drill 15,000 m in approximately 60 to 70 holes with a maximum length of 300 m; invoices will be rendered periodically. Commencement of the drilling program is planned for late April or early May 2006 or at a mutually agreeable date.

•

On January 1, 2006, we entered into an agreement with Michael Baybak and Company, Inc. for media and investor relations services. According to the agreement, Michael Baybak and Company Inc. is to generate publicity for us in specific business, natural resources and financial communities. The term of the agreement is for an initial period of six months, which may be extended on mutually agreeable terms. Fees for the fixed term contract are US $3,000 per month and the issuance of 200,000 options total, exercisable at $0.60 per share to two principals of Michael Baybak and Company Inc., Michael Baybak and George Duggan.

•

On November 21, 2005, we entered into a purchase and sale agreement with Kalac Holdings Ltd., Trevor Teed and David Lorne to acquire a 100% interest in 11 contiguous claims, comprising 6,200.74 ha, called the North Contact Lake Mineral Claims, in the Port Uranium Belt. The purchase was subject to a 2% NSR, and included our issuance of 250,000 shares and payment of $75,000. We may also purchase one half of the NSR for a one-time payment of $1,000,000.

•

On November 14, 2005, we entered into a purchase and sale agreement with South Malartic to purchase a 50% undivided right, title and interest in three mineral leases, totalling in 106.52 hectares called the Eldorado Uranium Mine Mineral Leases, for cash payment $20,000. Acquisition of the properties will also entitle us to all property and historical data in South Malartic’s possession, including reports, maps, historical uranium production records, and uranium assay reports.

•

On October 2, 2005, we entered into a purchase and sale agreement with Lane Delwar, Trevor Teed and Ted Burylo to acquire a 100% undivided right, title and interest in 1,497.44 hectares called the Port Radium – Crossfault Lake Mineral Claims, subject to a 2% NSR and by paying $60,000 and issuing 450,000 of our common shares. We may purchase the half of the NSR for a one-time payment of $1,000,000.

•

On July 6, 2005, we entered into a purchase and sale agreement with Lane Delwar, Trevor Teed, Andy Dupras and Ted Burylo to acquire a 100% undivided right, title and interest, subject to a 2% NSR, in four mineral claims, totalling 2,425.26 hectares called Port Radium – Glacier Lake Mineral Claims, located one half km southeast of Port Radium on Great Bear Lake, Northwest Territories, for our cash payments of $30,000 and the issuance of 360,000 of our common shares. We may purchase one-half of the NSR for a one-time payment of $1,000,000.

•

On April 22, 2005, we entered into a purchase and sale agreement with Lane Dewar, Trevor Teed and Ted Burylo to acquire a 100% undivided right, title and interest, subject to a 1% NSR, in five mineral claims totalling 1,801.81 hectares called the Contact Lake Property, by making cash payments of $60,000 and issuing 300,000 of our common shares. We may purchase the NSR for a one-time payment of $1,000,000.

•

On April 1, 2005, we entered into a mineral property option agreement with Max Resource whereby Max Resource may earn up to a 50% undivided, right, title and interest in the MacInnis Lake Property and the Kult Claims by paying us $30,000 cash, issuing us 200,000 common shares of their company and completing $2 million in exploration work over five years by April 1, 2010.

•

On March 18, 2005, we entered into an option and joint venture agreement with Fortune Minerals Limited whereby we purchased an exclusive option to earn a 50% interest in two properties in the Northwest Territories and Nunavut. Upon earning the 50% property interest, we agreed to form a joint venture with Fortune Minerals Limited, to further explore and develop the property. In consideration for the option, we agreed to pay $10,000 to Fortune Minerals Limited, and an additional $10,000 on each of the first, second, third and fourth anniversary dates of the agreement, provided that we have incurred cumulative property expenditures in the amounts of $250,000, $500,000, $750,000 and $1,200, by the first, second, third and fourth anniversaries, respectively, of the agreement.

•

On March 15, 2005, we entered into a purchase and sale agreement with Kalac Holdings Ltd. and David G. Lorne to whereby we purchased a 100% interest in three mineral claims, known as the Kult Claims, located at MacInnis Lake, Northwest Territories. In consideration of the purchase, we agreed to pay $40,000 in cash and to issue 350,000 of our common shares.

•

On February 8, 2005, we entered into a purchase and sale agreement with Lane Dewar, Trevor Teed and Ted Burylo whereby we purchased a 100% right, interest and title in 12 mineral claims, known as the MacInnis Lake Uranium Claims, Northwest Territories. In consideration of the purchase, we agreed to pay $60,000 in cash and to issue 300,000 of our common shares.

•

On July 2, 2004, we entered into a property option agreement with Fronteer whereby Fronteer may earn up to a 75% interest in the Longtom Property, by paying $15,000 in cash over 3 years and incurring exploration expenditures of $500,000.

•

On May 5, 2004, we entered into a property option agreement with 1304850 Ontario Inc. whereby we acquired a 100% interest in four contiguous claims known at the Shabu Lake Property, located in Red Lake, Ontario for total cash payment of $94,500 by May 1, 2008 and total issuance of 100,000 of our common shares by the third anniversary of the agreement.

•

On May 5, 2004, we entered into a property option agreement with 1304850 Ontario Inc. whereby we acquired a 100% interest in nine contiguous unpatented claims known as the Dent Lake Property, located in Red Lake, Ontario for total payment of $77,000 by May 1, 2008 and issuance of 100,000 of our common shares by the third anniversary of the agreement.

D.  Exchange Controls and other Limitations Affecting Security Holders

There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares, other than withholding tax requirements. See Item 10E – Taxation.

There is no limitation imposed by Canadian law or by our constituent documents on the right of a non-resident to hold or vote common shares, other than are provided in the Investment Canada Act (Canada). The following summarizes the principal features of the Investment Canada Act (Canada):

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

E.  Taxation

A brief description of certain provisions of the tax treaty between Canada and the US is included below, together with a brief outline of certain taxes, including withholding provisions to which US security holders are subject under existing laws and regulations of Canada and US; the consequences, if any, of state and local taxes are not considered. The following information is general and security holders are urged to seek the advice of their own tax advisors, tax counsel or accountants with respect to the applicability or effect on their own individual circumstances of not only the matters referred to herein, but also any state or local taxes.

Canadian federal tax legislation generally requires a 25% withholding from dividends paid or deemed to be paid to our non-resident shareholders. However, shareholders resident in the US will generally have this rate reduced to 15% through the tax treaty between Canada and the US. The amount of stock dividends paid to non-residents of Canada will be subject to withholding tax at the same rate as cash dividends. The amount of stock dividend (for tax purposes) would generally be equal to the amount by which our stated capital has increased by reason of the payment of such dividend. We will furnish additional tax information to shareholders in the event of such a dividend.

Interest paid or deemed to be paid on our debt securities held by non-Canadian residents may also be subject to Canadian withholding tax, depending upon the terms and provisions of such securities and any applicable tax treaty. Under present legislation in the US, we are generally not subject to US back up withholding rules, which would require withholding at a rate of 20% on dividends and interest paid to certain US persons who have not provided us with a taxpayer identification number.

Gains derived from a disposition of shares of the company by a non-resident shareholder will be subject to tax in Canada only if not less than 25% of any class of our shares was owned by the non-resident shareholder and/or persons with whom the non-resident did not deal at arm's length at any time during the five-year period immediately preceding the disposition. In such cases gains derived by a US shareholder from a disposition of our shares would likely be exempt from tax in Canada by virtue of the Canada-US tax treaty.

ALL PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF PURCHASING THE COMMON SHARES.

F.  Dividends and Paying Agents

Not required, as this 20-F filing is made as an annual report.

G.  Statement by Experts

Not required, as this 20-F filing is made as an annual report.

H.  Documents on Display

You may review a copy of our filings with the SEC, including exhibits and schedules filed with it, at the SEC's public reference facilities in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC maintains a web site (www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

I.  Subsidiary Information

Not applicable, as we do not own any subsidiary companies.

ITEM 11 Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk, primarily related to fluctuating prices in our common stock.

As we use the Canadian dollar as our reporting currency and most of our operations are denominated in Canadian funds, there is little exposure to foreign exchange movements between the Canadian and international currencies. There has been virtually no difference in our operations due to the affect of foreign exchange rate fluctuation in the period ended November 30, 2005.

We have not entered into any material foreign exchange contracts to minimize or mitigate the effects of foreign exchange fluctuations on our operations. We have no long-term debt, and therefore do not believe that the interest rate market’s risk is material.

Safe Harbour

Certain statements contained in this annual may be viewed as "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause actual events, and/or the actual performance, financial condition or results of operations of our company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in this annual report under Item 3D and such other documents that we may file with the US SEC from time to time.

ITEM 12 Descriptions of Securities Other than Equity Securities

All items in this section are not required, as this 20-F filing is made as an annual report.

PART II

ITEM 13 Defaults, Dividend Arrearages and Delinquencies

Not applicable.

ITEM 14 Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

ITEM 15 Controls and Procedures

Conclusion of Disclosure Controls

Our principal executive officer, Tim Coupland and principal financial officer, Michael Bogin, have established and currently maintain disclosure controls and procedures for our company. The disclosure controls and procedures have been designed to provide reasonable assurance that the information required to be disclosed by our company in reports that we file under the Exchange Act is recorded, summarized and reported within the time periods specified in the rules and forms of the SEC and to ensure that information required to be disclosed by our company is accumulated and communicated to our management as appropriate to allow timely decisions regarding required disclosure.

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

Conclusions

The principal executive and financial officers conducted an update review and evaluation of the effectiveness of our disclosure controls and procedures and have concluded, based on their evaluation as of the end of the period covered by this report, that our disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports that we file or submit under the Security Exchange Act is accumulated and communicated to management, including our principal executive officer and our principal financial officer, to allow timely decisions regarding required disclosure and we refer you to Exchange Act Rule 13a-15(e). There have been not material changes in or internal controls of in other factors that could materially affect these controls subsequent to the date of the previously mentioned evaluation.

ITEM 16A – Audit Committee Financial Expert

The audit committee reviews our annual financial statements and interim financial statements before they are approved by our board of directors. The audit committee is composed of three directors, Messrs. Lenic Rodriguez, Michael Bogin and Tracy A. Moore. The roles and responsibilities of the audit committee have been specifically defined and include responsibility for overseeing management reporting on internal control, having direct communication channels with the external auditors, and responsibility for recommending to the board of directors who the auditor should be and setting the auditor’s remuneration. Mr. Moore is our audit committee “financial expert”, as defined by Item 16A of Form 20-F and is independent, as defined by the NASD.

ITEM 16B – Code of Ethics

The following is our code of ethics for the chief executive officer and similar financial officers:

Introduction

Our board of directors has adopted a code of ethics to provide principles for the purpose of promoting:

•

honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•

full, fair, accurate, timely, and understandable disclosure in reports and documents that we file with, or submit to, the SEC and in other public communications;

•

compliance with applicable Governmental laws, rules and regulations;

•

the prompt internal reporting of violations of our code of ethics; and

•

accountability for adherence to our code of ethics.

Our code of ethics applies to our chief executive officer and other senior financial officers performing similar functions as these individuals are responsible for our financial management and satisfying our reporting requirements to securities commissions, stock exchanges and shareholders as well as reporting to our board of directors. In our code of ethics these individuals are referred to as “you”.

Principles

1.

You shall act with honesty and integrity in the performance of your duties, shall comply with all laws, rules and regulations of federal, provincial, state and local governments and other private and public regulatory agencies that affect the conduct of our business and our financial reporting.

2.

You are responsible for full, fair, accurate, timely and understandable disclosure in the reports and documents that we file with, or submit to, the SEC and in our other public communications. Accordingly, each of you is responsible for promptly bringing to the attention of the chairman of the board any material information of which you may become aware that affects our disclosure in our public filings.

3.

You shall promptly bring to the attention of the chairman of the board any information you may have concerning evidence of a material violation of the securities or other laws, rules or regulations applicable to us and the operation of our business or any violation of this code of ethics. In either event, any reporting is confidential and you are protected from retaliation.

4.

You shall promptly bring to the attention of the chairman of the board any information you may have concerning (a) significant deficiencies in the design or operation of internal controls which could adversely affect our ability to record, process, summarize and report financial data or (b) any fraud, whether or not material, that involves management or other employees who have a significant role in our financial reporting, disclosures or internal controls.

5.

You must avoid any personal activity or association that could appear to influence your judgment or affect our best interests. You shall promptly bring to the attention of the chairman of the board any information you may have concerning any actual or apparent conflicts of interest between personal and professional relationships, involving any management or other employees who have a significant role in our financial reporting, disclosures or internal controls.

Violations and Waivers

Our chairman of the board is to advise the board of directors in writing of all violations of this code of ethics reported to him.

Our board of directors is to determine, with or without the advice of others, appropriate actions to be taken in the event you violate this code of ethics. These actions shall be reasonably designed to deter wrongdoing and to promote accountability for adherence to this code of ethics and may include actions ranging from: (a) writing notices to the individual involved that the Board has determined that there has been a violation to (b) termination of the individual’s employment.

In determining what action is appropriate in a particular case, the board of directors will take into account all relevant information, including the nature and severity of the violation, whether the violation was a single occurrence or repeated occurrences, whether the violation appears to have been intentional or inadvertent, whether the individual in question had been advised prior to the violation as to the proper course of action and whether or not the individual in question had committed other violation in the past.

No waivers of any provision of this code of ethics may be made except by the board of directors. Only the board of directors may amend this code of ethics. Any waiver or amendment shall be reported as required by law or regulation.

ITEM 16C – Principal Accountant Fees and Services

In the last two fiscal years, we have retained James Stafford, Chartered Accountants, as our principal accountants. James Stafford, Chartered Accountants audited our financial statements for fiscal 2005 and 2004, as well as the quarterly statements for fiscal 2005. We understand the need for our principal accountants to maintain objectivity and independence in their audit of our financial statements. To minimize relationships that could appear to impair the objectivity of our principal accountants, our audit committee has restricted the non-audit services that our principal accountants may provide to us primarily to tax services and review assurance services.

We are only to obtain non-audit services from our principal accountants when the services offered by our principal accountants are more effective or economical than services available from other service providers, and, to the extent possible, only after competitive bidding. These determinations are among the key practices adopted by the audit committee effective during fiscal 2005. The board has adopted policies and procedures for pre-approving work performed by our principal accountants.

After careful consideration, the audit committee of the board of directors has determined that payment of the below audit fees is in conformance with the independent status of our company’s principal independent accountants. Before engaging the auditors in additional services, the audit committee considers how these services will impact the entire engagement and independence factors.

The following is an aggregate of fees billed for each of the last two fiscal years for professional services rendered by our principal accountants:

	2005	2004
Audit fees - auditing of our annual financial statements and preparation of auditors’ report.	$39,891	$42,000
Audit-related fees - review of each of the quarterly financial statements.	-	-
Tax fees - preparation and filing of three major tax-related forms and tax planning..	17,822	14,606
All other fees – other services provided by our principal accountants.	18,851	31,864
Total fees paid or accrued to our principal accountants	$76,564	$88,470

ITEM 16D – Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16E – Purchases of Equity Securities by the Issuers and Affiliated Purchasers

Not applicable.

PART III

ITEM 17 Financial Statements

Our audited financial statements as prepared by our management and approved by the audit committee include:

•

our balance sheets as at November 30, 2005 and 2004;

•

the following statements for the fiscal years ended November 30, 2005, 2004, and 2003, as well as information from our inception to November 30, 2005:

•

statements of operations and deficit

•

statements of cash flows; and

•

statements of changes in shareholders’ equity.

All of these were audited by our auditor, James Stafford, Chartered Accountants.

The financial statements are prepared in accordance with Canadian GAAP and are reconciled to US GAAP in note 17 to the financial statements. All figures are expressed in Canadian dollars.

Alberta Star Development Corp.

(An Exploration Stage Company)

Financial Statements

(Expressed in Canadian dollars)

30 November 2005

James Stafford
James Stafford Chartered Accountants* Suite 350 – 1111 Melville Street Vancouver, British Columbia Canada V6E 3V6 Telephone +1 604 669 0711 Facsimile +1 604 669 0754
*Incorporated professional

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Alberta Star Development Corp.

(An Exploration Stage Company)

We have audited the balance sheets of Alberta Star Development Corp. (the “Company”) (an exploration stage company) as at 30 November 2005 and 2004 and the related statements of operations and deficit, cash flows and changes in shareholders’ equity for the period from 6 September 1996 (Date of Inception) to 30 November 2005 and for each of the years in the three-year period ended 30 November 2005.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at 30 November 2005 and 2004 and the results of its operations, its cash flows, and its changes in shareholders’ equity for the period from 6 September 1996 (Date of Inception) to 30 November 2005 and for each of the years in the three-year period ended 30 November 2005 in accordance with Canadian generally accepted accounting principles.

/s/ James Stafford

Vancouver, British Columbia, Canada

Chartered Accountants

1 February 2006

Comments by Independent Registered Chartered Accountants for United States of America Readers on Canada – United States of America Reporting Differences

The standards of the Public Company Accounting Oversight Board (United States of America) require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note  to the financial statements.  Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States of America), our report to the Shareholders and Board of Directors dated 1 February 2006 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such conditions and events in the report when these are adequately disclosed in the financial statements.

/s/ James Stafford

Vancouver, British Columbia, Canada

Chartered Accountants

1 February 2006

Alberta Star Development Corp.

(An Exploration Stage Company)

Balance Sheets

(Expressed in Canadian Dollars)

As at 30 November

	2005	2004
	$	$

Assets

Current
Cash and cash equivalents	11,841,868	1,941,559
Available for sale investments (Note 4)	82,000	-
Amounts receivable (Note 5)	40,843	106,184
Prepaid expenses	-	92,735

	11,964,711	2,140,478

Property, plant and equipment (Note 6)	14,113	15,400

	11,978,824	2,155,878

Liabilities

Current
Accounts payable and accrued liabilities (Note 8)	79,588	84,002

Shareholders’ equity
Capital stock (Note 10)
Authorized
Unlimited number of preferred shares
Unlimited number of voting common shares
Issued and outstanding
2005 – 70,914,983 common shares
2004 – 37,527,290 common shares	13,776,121	5,790,386
Contributed surplus (Note 10)	464,003	474,226
Warrants (Note 10)	5,472,623	787,965
Deficit, accumulated during the exploration stage	(7,813,511)	(4,980,701)

	11,899,236	2,071,876

	11,978,824	2,155,878

Nature and Continuance of Operations (Note 1), Commitments (Note 12), and Subsequent Events (Note 16)

On behalf of the Board:

/s/ Tim Coupland

Director

/s/ Michael Bogin

Director

Tim Coupland

Michael Bogin

The accompanying notes are an integral part of these financial statements.

Alberta Star Development Corp.

(An Exploration Stage Company)

Statements of Operations and Deficit

(Expressed in Canadian Dollars)

	Cumulative amounts from inception to 30 November 2005	For the year ended 30 November 2005	For the year ended 30 November 2004	For the year ended 30 November 2003
	$	$	$	$

Expenses
Mineral properties (Schedule 1)	5,110,491	1,950,187	1,387,282	1,217,014
General and administrative (Schedule 2)	3,313,666	880,087	642,029	826,922

Net loss before other items and income taxes	(8,424,157)	(2,830,274)	(2,029,311)	(2,043,936)

Other items
Loss on sale of property, plant and equipment	(428)	(428)	-	-
Write-off of property, plant and equipment	(3,237)	(2,108)	(1,129)	-

Net loss before income taxes	(8,427,822)	(2,832,810)	(2,030,440)	(2,043,936)

Future income tax recovery	1,175,568	-	1,073,238	102,330

Net loss for the year	(7,252,254)	(2,832,810)	(957,202)	(1,941,606)

Deficit, accumulated during the exploration stage, beginning of year	-	(4,980,701)	(4,023,499)	(2,081,893)

Adjustment for change in accounting policy (Note 2)	(561,257)	-	-	-

Deficit, accumulated during the exploration stage, end of year	(7,813,511)	(7,813,511)	(4,980,701)	(4,023,499)

Basic and diluted loss per share (Note 3)		(0.06)	(0.03)	(0.12)

Weighed average number of common shares outstanding		44,249,632	27,557,850	15,745,310

The accompanying notes are an integral part of these financial statements.

Alberta Star Development Corp.

(An Exploration Stage Company)

Statements of Cash Flows

(Expressed in Canadian Dollars)

	Cumulative amounts from inception to 30 November 2005	For the year ended 30 November 2005	For the year ended 30 November 2004	For the year ended 30 November 2003
	$	$	$	$
Cash flows from operating activities
Net loss for the year	(7,252,254)	(2,832,810)	(957,202)	(1,941,606)
Adjustments to reconcile loss to net cash used by operating activities
Acquisition of mineral property interests (Notes 7, 10 and 14)	741,500	599,000	30,000	112,500
Amortization	27,226	6,684	8,796	7,222
Financing fee	23,000	-	-	23,000
Future income taxes (Note 13)	(1,175,568)	-	(1,073,238)	(102,330)
Loss on sales of property, plant and equipment	428	428	-	-
Stock-based compensation (Note 11)	407,245	185,580	-	221,665
Write-off of plant, property and equipment	3,237	2,108	1,129	-

	(7,225,186)	(2,039,010)	(1,990,515)	(1,679,549)

Changes in operating assets and liabilities
(Increase) decrease in available for sale investments	(82,000)	(82,000)	-	-
(Increase) decrease in amounts receivable	(40,843)	65,341	(21,753)	(78,539)
(Increase) decrease in prepaid expenses	-	92,735	(92,735)	-
Increase (decrease) in accounts payable	79,588	(4,414)	(133,345)	177,349
Increase (decrease) in due to related parties	-	-	(738)	(70,639)

	(7,268,441)	(1,967,348)	(2,239,086)	(1,651,378)

Cash flows from investing activities
Purchase of property, plant and equipment	(45,432)	(8,361)	(9,646)	(5,792)
Proceeds on sale of property, plant and equipment	428	428	-	-

	(45,004)	(7,933)	(9,646)	(5,792)

Cash flows from financing activities
Change in accounting policy (Note 2)	(561,257)	-	-	-
Issuance of common shares for cash	5,872,803	3,460,875	-	610,945
Issuance of flow-through shares for cash	5,885,795	2,936,950	2,695,560	145,264
Issuance of warrants for cash	5,359,135	4,102,176	544,720	458,741
Warrants exercised	2,793,129	1,361,462	784,492	647,175
Options exercised	492,442	355,149	40,600	65,893
Share issuance costs	(686,734)	(341,022)	(217,898)	(89,439)

	19,155,313	11,875,590	3,847,474	1,838,579

Increase in cash and cash equivalents	11,841,868	9,900,309	1,598,742	181,409

Cash and cash equivalents, beginning of year	-	1,941,559	342,817	161,408

Cash and cash equivalents, end of year	11,841,868	11,841,868	1,941,559	342,817

Supplemental Disclosures with Respect to Cash Flows (Note 14)

The accompanying notes are an integral part of these financial statements.

Alberta Star Development Corp.

(An Exploration Stage Company)

Statements of Changes in Shareholders’ Equity

(Expressed in Canadian Dollars)

	Number of shares issued	Share capital	Contributed surplus	Warrants	Deficit accumulated during the exploration stage	Total Shareholders’ equity
		$	$	$	$	$
Balance at 6 September 1996	-	-	-	-	-	-
Shares issued – cash ($0.05 per share)	5,800,000	290,000	-	-	-	290,000
Shares issued – cash ($0.10 per share)	2,000,000	200,000	-	-	-	200,000
Share issue costs – cash paid	-	(59,613)	-	-	-	(59,613)
Net loss for the year	-	-	-	-	-	-

Balance at 30 November 1997	7,800,000	430,387	-	-	-	430,387
Shares issued – cash ($0.20 per share)	150,000	30,000	-	-	-	30,000
Shares issued – mineral property ($0.07925 per share)	4,000,000	317,000	-	-	-	317,000
Stock options exercised ($0.10 per share)	80,000	8,000	-	-	-	8,000
Share issue costs – cash paid	-	(19,870)	-	-	-	(19,870)
Net loss for the year	-	-	-	-	(72,773)	(72,773)

Balance at 30 November 1998	12,030,000	765,517	-	-	(72,773)	692,744
Shares issued – cash ($0.10 per share)	345,000	34,500	-	-	-	34,500
Stock options exercised ($0.10 per share)	70,000	7,000	-	-	-	7,000
Share issue costs – cash paid	-	(150)	-	-	-	(150)
Net loss for the year	-	-	-	-	(291,216)	(291,216)

Balance at 30 November 1999	12,445,000	806,867	-	-	(363,989)	442,878
Shares issued – cash ($0.10 per share)	2,000,000	200,000	-	-	-	200,000
Shares issued for settlement of debt ($0.10 per share)	669,180	66,918	-	-	-	66,918
Share issue costs – cash paid	-	(3,977)	-	-	-	(3,977)
Net loss for the year	-	-	-	-	(143,787)	(143,787)

Balance at 30 November 2000	15,114,180	1,069,808	-	-	(507,776)	562,032
Shares issued – cash ($0.10 per unit)	2,450,000	245,000	-	-	-	245,000
Stock options exercised ($0.10 per share)	550,000	55,000	-	-	-	55,000
Share consolidation 5:1	(14,491,344)	-	-	-	-	-
Shares issued – cash ($0.15 per unit)	633,333	81,902	-	-	-	81,902
Warrants granted	-	-	-	13,098	-	13,098
Share issue costs – cash paid	-	(2,306)	-	-	-	(2,306)
Adjustment for change in accounting policy (Note 2)	-	-	-	-	(561,257)	(561,257)
Net loss for the year	-	-	-	-	(403,950)	(403,950)

Balance at 30 November 2001	4,256,169	1,449,404	-	13,098	(1,472,983)	(10,481)

The accompanying notes are an integral part of these financial statements.

Alberta Star Development Corp.

(An Exploration Stage Company)

Statements of Changes in Shareholders’ Equity

(Expressed in Canadian Dollars)

	Number of shares issued	Share capital	Contributed surplus	Warrants	Deficit accumulated during the exploration stage	Total Shareholders’ equity
		$	$	$	$	$
Balance forward at 30 November 2001	4,256,169	1,449,404	-	13,098	(1,472,983)	(10,481)
Shares issued – cash ($0.10 per unit)	1,750,000	41,700	-	-	-	41,700
Shares issued – cash ($0.15 per unit)	3,500,000	417,900	-	-	-	417,900
Stock options exercised ($0.14 per share)	220,000	30,800	-	-	-	30,800
Shares issued for service ($0.15 per share)	100,000	15,000	-	-	-	15,000
Warrants granted	-	-	-	240,400	-	240,400
Share issue costs – cash paid	-	(53,375)	-	-	-	(53,375)
Net loss for the year	-	-	-	-	(608,910)	(608,910)

Balance at 30 November 2002	9,826,169	1,901,429	-	253,498	(2,081,893)	73,034
Flow-through shares issued – cash ($0.15 per unit)	666,667	26,747	-	-	-	26,747
Flow-through shares issued – cash ($0.25 per unit)	680,000	118,517	-	-	-	118,517
Shares issued – cash ($0.15 per unit)	666,333	26,733	-	-	-	26,733
Shares issued – cash ($0.23 per unit)	3,500,000	556,325	-	-	-	556,325
Shares issued – cash ($0.25 per unit)	160,000	27,887	-	-	-	27,887
Warrants exercised ($0.10 per share)	250,000	34,010	-	(9,010)	-	25,000
Warrants exercised ($0.14 per share)	425,000	94,715	-	(35,215)	-	59,500
Warrants exercised ($0.15 per share)	3,500,000	632,100	-	(107,100)	-	525,000
Warrants exercised ($0.19 per share)	50,000	9,893	-	(393)	-	9,500
Warrants exercised ($0.20 per share)	100,000	21,629	-	(1,629)	-	20,000
Stock options exercised ($0.14 per share)	82,808	11,593	-	-	-	11,593
Stock options exercised ($0.15 per share)	362,000	54,300	-	-	-	54,300
Agent compensation warrants exercised ($0.15 per share)	54,500	8,175	-	-	-	8,175
Shares issued for mineral property ($0.17 per share) (Notes 7 and 14)	50,000	8,500	-	-	-	8,500
Shares issued for mineral property ($0.24 per share) (Notes 7 and 14)	200,000	48,000	-	-	-	48,000
Shares issued for mineral property ($0.28 per share) (Notes 7 and 14)	200,000	56,000	-	-	-	56,000
Shares issued for service ($0.23 per share) (Note 14)	100,000	23,000	-	-	-	23,000
Warrants granted	-	-	-	517,219	-	517,219
Warrants expired	-	-	11,076	(11,076)	-	-
Share issue costs – cash paid	-	(89,439)	-	-	-	(89,439)
Share issue costs – warrants	-	(58,478)	-	-	-	(58,478)
Stock-based compensation (Note 11)	-	-	221,665	-	-	221,665
Tax benefits renounced to flow-through share subscribers (Note 13)	-	(102,330)	-	-	-	(102,330)
Escrow shares cancelled	(137,978)	-	-	-	-	-
Net loss for the year	-	-	-	-	(1,941,606)	(1,941,606)

Balance at 30 November 2003	20,735,499	3,409,306	232,741	606,294	(4,023,499)	224,842

The accompanying notes are an integral part of these financial statements.

Alberta Star Development Corp.

(An Exploration Stage Company)

Statements of Changes in Shareholders’ Equity

(Expressed in Canadian Dollars)

	Number of shares issued	Share capital	Contributed surplus	Warrants	Deficit accumulated during the exploration stage	Total Shareholders’ equity
		$	$	$	$	$

Balance forward at 30 November 2003	20,735,499	3,409,306	232,741	606,294	(4,023,499)	224,842
Flow-through shares issued – cash ($0.25 per unit)	5,655,000	1,211,456	-	-	-	1,211,456
Flow-through shares issued – cash ($0.27 per unit)	6,764,926	1,484,104	-	-	-	1,484,104
Warrants exercised ($0.14 per share)	1,075,000	239,574	-	(89,074)	-	150,500
Warrants exercised ($0.20 per share)	395,333	122,506	-	(43,439)	-	79,067
Warrants exercised ($0.28 per share)	400,000	142,284	-	(30,284)	-	112,000
Warrants exercised ($0.30 per share)	571,000	211,870	-	(40,570)	-	171,300
Agent compensation warrants exercised ($0.15 per share)	645,500	96,825	-	-	-	96,825
Agent compensation warrants exercised ($0.25 per share)	699,200	233,211	-	(58,411)	-	174,800
Stock options exercised ($0.14 per share)	40,000	5,600	-	-	-	5,600
Stock options exercised ($0.20 per share)	175,000	35,000	-	-	-	35,000
Shares issued for mineral property ($0.17 per share) (Notes 7 and 14)	100,000	17,000	-	-	-	17,000
Shares issued for mineral property ($0.26 per share) (Notes 7 and 14)	50,000	13,000	-	-	-	13,000
Shares issued for service ($0.25 per share) (Notes 14)	24,376	6,094	-	-	-	6,094
Shares issued for service ($0.27 per unit) (Notes 14)	196,456	43,059	-	-	-	43,059
Warrants granted	-	-	-	684,934	-	684,934
Warrants expired	-	-	241,418	(241,418)	-	-
Agent compensation warrants expired	-	-	67	(67)	-	-
Share issue costs – cash paid	-	(217,898)	-	-	-	(217,898)
Share issue costs – shares	-	(49,153)	-	-	-	(49,153)
Share issue costs – warrants	-	(140,214)	-	-	-	(140,214)
Tax benefits renounced to flow-through share subscribers (Note 13)	-	(1,073,238)	-	-	-	(1,073,238)
Net loss for the year	-	-	-	-	(957,202)	(957,202)

Balance at 30 November 2004	37,527,290	5,790,386	474,226	787,965	(4,980,701)	2,071,876

The accompanying notes are an integral part of these financial statements.

Alberta Star Development Corp.

(An Exploration Stage Company)

Statements of Changes in Shareholders’ Equity

(Expressed in Canadian Dollars)

	Number of shares issued	Share capital	Contributed surplus	Warrants	Deficit accumulated during the exploration stage	Total Shareholders’ equity
		$	$	$	$	$

Balance forward at 30 November 2004	37,527,290	5,790,386	474,226	787,965	(4,980,701)	2,071,876
Flow-through shares issued – cash ($0.45 per unit) (Note 10)	10,000,000	2,936,950	-	-	-	2,936,950
Shares issued – cash ($0.40 per unit) (Note 10)	15,000,000	3,460,875	-	-	-	3,460,875
Warrants exercised ($0.20 per share)	937,667	290,564	-	(103,031)	-	187,533
Warrants exercised ($0.40 per share)	745,963	372,743	-	(74,358)	-	298,385
Warrants exercised ($0.55 per share)	1,130,000	789,893	-	(168,393)	-	621,500
Agent compensation warrants exercised ($0.36 per share)	677,875	318,273	-	(74,238)	-	244,035
Agent compensation warrants exercised ($0.40 per share)	25,024	12,550	-	(2,541)	-	10,009
Stock options exercised ($0.14 per share)	72,808	10,193	-	-	-	10,193
Stock options exercised ($0.20 per share)	1,724,782	563,034	(218,078)	-	-	344,956
Share issued for mineral property ($0.20 per share) (Notes 7 and 14)	360,000	72,000	-	-	-	72,000
Shares issued for mineral property ($0.235 per share) (Notes 7 and 14)	300,000	70,500	-	-	-	70,500
Shares issued for mineral property ($0.24 per share) (Notes 7 and 14)	300,000	72,000	-	-	-	72,000
Shares issued for mineral property ($0.25 per share) (Notes 7 and 14)	350,000	87,500	-	-	-	87,500
Shares issued for mineral property ($0.66 per share) (Notes 7 and 14)	450,000	297,000	-	-	-	297,000
Shares issued for services rendered ($0.40 per share) (Note 14)	1,313,574	303,074	-	-	-	303,074
Warrants granted	-	-	-	5,129,494	-	5,129,494
Agent compensation warrants expired	-	-	22,275	(22,275)	-	-
Share issue cost – cash paid	-	(341,022)	-	-	-	(341,022)
Share issue cost – shares	-	(303,074)	-	-	-	(303,074)
Share issue cost – warrants	-	(1,027,318)	-	-	-	(1,027,318)
Stock based compensation (Note 11)	-	-	185,580	-	-	185,580
Net loss for the year	-	-	-	-	(2,832,810)	(2,832,810)

Balance at 30 November 2005	70,914,983	13,776,121	464,003	5,472,623	(7,813,511)	11,899,236

The accompanying notes are an integral part of these financial statements.

Alberta Star Development Corp.

(An Exploration Stage Company)

Schedule 1 – Summary of Mineral Properties Expenditures

(Expressed in Canadian Dollars)

	Cumulative amounts from inception to 30 November 2005	For the year ended 30 November 2005	For the year ended 30 November 2004	For the year ended 30 November 2003
	$	$	$	$

Operating expenses
Assays	11,232	11,232	-	-
Camp and Field Costs	289,794	117,376	980	65,658
Consulting fees	633,174	336,331	240,309	21,627
Drilling	210,057	-	-	209,669
Geology and engineering	642,777	210,549	(10,085)	348,424
Geophysics – airborne surveys	362,025	362,025	-	-
Surveying	79,298	79,298	-	-
Transportation	186,075	186,075	-	-
Travel	366,283	27,476	21,231	236,148

	2,780,715	1,330,362	252,435	881,526

Acquisition of mineral property interests (Notes 7 and 14)	2,573,697	967,236	1,142,847	363,614

Recovery of mineral property costs (Notes 7 and 14)	(392,908)	(347,411)	(8,000)	(11,561)

Sales of mineral property interests (Notes 7 and 14)	(71,565)	-	-	(16,565)

Write-off of mineral properties and related costs	220,552	-	-	-

	5,110,491	1,950,187	1,387,282	1,217,014

Details on Mineral Properties Expenditures (See Note 7)

The accompanying notes are an integral part of these financial statements.

Alberta Star Development Corp.

(An Exploration Stage Company)

Schedule 2 – General and Administrative Expenses

(Expressed in Canadian Dollars)

	Cumulative amounts from inception to 30 November 2005	For the year ended 30 November 2005	For the year ended 30 November 2004	For the year ended 30 November 2003
	$	$	$	$

Advertising and promotion	346,453	124,842	142,905	78,706
Amortization	27,226	6,684	8,796	7,222
Automotive	35,125	3,809	3,823	12,102
Bank charges and interest (Note 14)	15,907	8,146	3,967	905
Consulting fees (Note 9)	461,074	43,900	66,528	119,200
Filing and financing fees (Note 14)	158,348	56,587	28,280	51,184
Legal and accounting (Note 9)	563,001	149,959	106,587	95,104
Management fees (Note 9)	408,387	60,000	60,000	107,277
Meals and entertainment	96,309	27,439	25,561	18,731
Office and miscellaneous	198,458	57,321	70,547	21,408
Rent and utilities	61,655	9,350	8,564	9,540
Secretarial fees (Note 9)	190,434	38,304	32,019	44,161
Stock-based compensation (Note 11)	407,245	185,580	-	221,665
Telephone and internet	27,249	6,274	6,120	12,411
Transfer fees and shareholder information (Note 9)	280,125	79,438	78,332	27,306
Travel	36,670	22,454	-	-

	3,313,666	880,087	642,029	826,922

The accompanying notes are an integral part of these financial statements.

Alberta  Star Development Corp.

(An Exploration Stage Company)

Notes to the Financial Statements

(Expressed in Canadian Dollars)

30 November, 2005

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

The Company’s financial statements as at 30 November 2005 and for the year then ended have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business.  The Company has a loss of $2,832,810 for the year ended 30 November 2005 (2004 - $957,202, 2003 - $1,941,606) and has working capital of $11,885,123 at 30 November 2005 (2004 - $2,056,476).

Management cannot provide assurance that the Company will ultimately achieve profitable operations or become cash flow positive, or raise additional debt and/or equity capital.  However, based on its prior demonstrated ability to raise capital, management believes that the Company’s capital resources should be adequate to continue operating and maintain its business strategy during fiscal 2006.  However, if the Company is unable to raise additional capital in the near future, due to the Company’s liquidity problems, management expects that the Company will need to curtail operations, liquidate assets, seek additional capital on less favourable terms and/or pursue other remedial measures.  These financial statements do not include any adjustments related to the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

2.

Changes in Accounting Policies

The CICA issued Accounting Guideline No. 11, which covers the Company’s exploration activities.  In the past, the Company has capitalized certain exploration costs on mineral properties that were not covered by feasibility studies, whereas under the new guideline, the Company was required to expense these amounts in the year incurred.  Effective 1 January 2001, the Company adopted these new recommendations on a retroactive basis.  The impact as at 1 January 2001 of the adoption of these new recommendations was to reduce mineral properties by $561,257 and to increase deficit, accumulated during the exploration stage by $561,257.

Alberta  Star Development Corp.

(An Exploration Stage Company)

Notes to the Financial Statements

(Expressed in Canadian Dollars)

30 November, 2005

3.

Significant Accounting Policies

The accounting policies of the Company are in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  These policies conform, in all material respects, with accounting principles generally accepted in the United States of America (“United States GAAP”), except as discussed in Note 17. Outlined below are those policies considered particularly significant.

Cash and cash equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less.

Available for sale investments

The available for sale investments consist of shares of a public company that the Company expects to sell in the near future.  The investments are recorded at the lower of cost and fair market value.

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

Alberta  Star Development Corp.

(An Exploration Stage Company)

Notes to the Financial Statements

(Expressed in Canadian Dollars)

30 November, 2005

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

Stock-based compensation

Effective 1 December 2002, the Company adopted, on a prospective basis, the provisions of Section 3870, Stock-Based Compensation and Other Stock Based Payments, of the Canadian Institute of Chartered Accountants’ Handbook (“Section 3870”).  Section 3870 establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments to both employees and non-employees.  Section 3870 recommends that certain stock-based transactions, such as the grant of stock options, be accounted for at fair value.  The Company uses the Black-Scholes option pricing model to estimate the fair value of each stock option at the granted date.  Any consideration received from the exercise of stock options is credited to share capital.  This section is only applicable to transactions that occurred on or after 1 December 2002.

Loss per share

Basic loss per share is calculated based on the weighted average number of shares outstanding during the period.  The treasury stock method is used for determining the dilutive effect of options and warrants issued in calculating diluted earnings per share.  Under this method, the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the year.  For the years presented, this calculation proved to be anti-dilutive.

Alberta  Star Development Corp.

(An Exploration Stage Company)

Notes to the Financial Statements

(Expressed in Canadian Dollars)

30 November, 2005

Asset retirement obligation

Effective 1 December 2004, the Company adopted the recommendations of CICA Handbook Section 3110, Asset Retirement Obligations.  This new section requires recognition of a legal liability for obligations relating to retirement of property, plant and equipment, and arising from the acquisition, construction, development or normal operations of those assets.  Such asset retirement cost must be recognized at fair value in the period in which it is incurred, added to the carrying value of the asset, and amortized into income on a systematic basis over its useful life.  Adoption of this standard has not affected the Company’s financial statements.

Flow-through common shares

The Company has financed a portion of its exploration activities through the issue of flow-through shares, which transfers the income tax deductibility of exploration expenditures to the investor.  Proceeds received on the issue of such shares have been credited to share capital and the related exploration costs have been charged to exploration properties and deferred exploration expenditures.  A future income tax liability is recognized, and the shareholders’ equity reduced, on the date the Company renounces the expenditures, provided there is reasonable assurance that the expenditures will be made.

Income taxes

Future income tax assets and liabilities are determined based on temporary differences between the accounting and the tax bases of the assets and liabilities and for loss carry forwards, and are measured using the tax rates expected to apply when these differences reverse.  A valuation allowance is recorded against any future income tax asset if it is not more likely than not that the asset will be realized.  As at 30 November 2005, the Company’s net future income tax assets are fully offset by a valuation allowance.

Foreign currency translation

Revenue and expenses are translated at the exchange rates prevailing at the transactions dates.  Transaction amounts denominated in foreign currencies are translated into functional currency at exchange rates prevailing at transaction dates.

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

Alberta  Star Development Corp.

(An Exploration Stage Company)

Notes to the Financial Statements

(Expressed in Canadian Dollars)

30 November, 2005

Financial instruments

The Company’s financial instruments consist of cash, amounts receivable and accounts payable and accrued liabilities.  The carrying value of the financial instruments is approximate fair value due to their short term to maturity.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risk arising from these financial instruments.

Values

The amounts shown for mineral properties and for deferred exploration costs represent costs to date, and do not necessarily represent present or future values, as they are entirely dependent upon the economic recovery of future reserves.

Comparative figures

Certain comparative figures have been adjusted to conform to the current period’s presentation.

4.

Available for Sale Investments

	2005		2004
	Carrying value	Fair market value	Carrying value	Fair market value
	$	$	$	$

Max Resource Corp. – 200,000 shares	82,000	120,000	-	-

Pursuant to an exploration property option agreement referred to in Note , the Company received 200,000 common shares of Max Resource Corp. valued at $82,000.   This value represents the lower of cost and fair market value.

5.

Amounts Receivable

Amounts receivable are non-interest bearing, unsecured and have settlement dates within one year.

Alberta  Star Development Corp.

(An Exploration Stage Company)

Notes to the Financial Statements

(Expressed in Canadian Dollars)

30 November, 2005

6.

Property, Plant and Equipment

		Accumulated	Net book value
	Cost	amortization	2005	2004
	$	$	$	$

Computer equipment	14,561	4,645	9,916	11,163
Equipment	6,202	2,005	4,197	1,369
Website graphics	17,210	17,210	-	2,868

	37,973	23,860	14,113	15,400

During the year ended 30 November 2005, total additions to property, plant and equipment were $8,361 (2004 - $9,646).

7.

Mineral Properties

Longtom Property – Longtom Lake, Northwest Territories

The Company holds a 50% undivided interest in the Longtom Property (the “Longtom Property”) located about 350 kilometres northwest of Yellowknife, in the Northwest Territories, Canada.  The Longtom Property is registered 100% in the name of the Company and the Company is the operator of the Longtom Property.  The Company’s 50% interest in the Longtom Property is subject to a 2% net smelter royalty.

The Company has the right to acquire the remaining 50% interest in the Longtom Property (the “Longtom Option”) for $315,000 payable either in cash or 50% ($157,500) in cash and 50% in common shares of the Company.  The deemed price of the Company’s shares issued on the exercise of the Longtom Option would be the average TSX Venture Exchange closing market price of its common shares on the five trading days immediately proceeding and the five trading days immediately following the date that the option is exercised. The Company is compelled to exercise the Longtom Option: 1) within 90 days from the date it has incurred $5,000,000 in exploration expenditures on the Longtom Property; or 2) at the date the Company advises the optionor in writing that it will complete the Longtom Option to purchase the remaining 50% interest in the Longtom Property (Note 12).

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

Alberta  Star Development Corp.

(An Exploration Stage Company)

Notes to the Financial Statements

(Expressed in Canadian Dollars)

30 November, 2005

•

Pay $5,000 cash on signing (received);

•

Pay $3,000 cash (received) and incur $50,000 in exploration expenditures by 27 October 2004 (incurred);

•

Pay $3,000 (received) cash and incur $150,000 in exploration expenditures by 27 October 2005 (incurred); and

•

Pay $4,000 cash and incur $300,000 in exploration expenditures by 27 October 2006.

Fronteer will be the operator of the program during the earn-in period.  In the event that Fronteer fails to meet its obligations, Fronteer shall forfeit all interest in the Longtom Property.

This Letter of Intent was finalized during the period ended 30 November 2004 and was approved by the TSX Venture Exchange.

Expenditures related to the Longtom Property can be summarized as follows:

	Cumulative amounts from inception to 30 November 2005	For the year ended 30 November 2005	For the year ended 30 November 2004	For the year ended 30 November 2003
	$	$	$	$

Operating expenses
Assays	335	335	-	-
Camp and field costs	147,024	-	-	65,658
Consulting fees	190,273	10,359	125,948	21,627
Drilling	210,057	-	-	209,669
Geology and engineering (recovery)	418,998	2,194	(11,624)	348,424
Travel	322,529	12	20,489	236,148

	1,289,216	12,900	134,813	881,526

Recoveries	(48,497)	(3,000)	(8,000)	(11,561)

Sales of mineral property interests	(55,000)	-	-	-

Write-off of mineral properties and related costs (Note 2)	220,552	-	-	-

	1,406,271	9,900	126,813	869,965

Alberta  Star Development Corp.

(An Exploration Stage Company)

Notes to the Financial Statements

(Expressed in Canadian Dollars)

30 November, 2005

Longtom Property (Target 1) – Longtom Lake, Northwest Territories

During the year ended 30 November 2003, the Company acquired a 50% interest in a 1,781.9 hectare mineral property located in the Longtom Lake area of the Northwest Territories for cash proceeds of $15,000 and 200,000 common shares of the Company valued at $56,000 (Note 14).

Expenditures related to the Longtom Property Target 1 can be summarized as follows:

	Cumulative amounts from inception to 30 November 2005	For the year ended 30 November 2005	For the year ended 30 November 2004	For the year ended 30 November 2003
	$	$	$	$

Operating expenses
Consulting fees	21,648	9,468	12,180	-
Geology and engineering	2,103	2,103	-	-

	23,751	11,571	12,180	-

Acquisition of mineral property interests	71,000	-	-	71,000

Recoveries	(3,530)	(3,530)	-	-

	91,221	8,041	12,180	71,000

Longtom Property (Target 2) – Longtom Lake, Northwest Territories

During the year ended 30 November 2003, the Company entered into an agreement to acquire a 50% interest in a 2,530.8 hectare mineral property located in the Longtom Lake area of the Northwest Territories for cash proceeds of $15,000 and 200,000 common shares of the Company valued at $48,000 (Note 14).

Alberta  Star Development Corp.

(An Exploration Stage Company)

Notes to the Financial Statements

(Expressed in Canadian Dollars)

30 November, 2005

Expenditures related to the Longtom Property Target 2 can be summarized as follows:

	Cumulative amounts from inception to 30 November 2005	For the year ended 30 November 2005	For the year ended 30 November 2004	For the year ended 30 November 2003
	$	$	$	$

Operating expenses
Consulting fees	21,648	9,468	12,180	-
Geology and engineering	2,103	2,103	-	-

	23,751	11,571	12,180	-

Acquisition costs	63,000	-	-	63,000

Recoveries	(3,530)	(3,530)	-	-

	83,221	8,041	12,180	63,000

Dixie Lake Property – Red Lake, Ontario

During the year ended 30 November 2003, the Company entered into an agreement with Fronteer Development Group Inc. to acquire a 50% undivided interest in the Dixie Lake Property (the “Dixie Lake Property”) located in the Red Lake belt in Ontario, Canada.

During the year ended 30 November 2005, the Company abandoned its option on the Dixie Lake Property due to disappointing resource calculation estimates provided to the Company by SRK Consulting.

Expenditures related to the Dixie Lake Property for the year ended 30 November 2005 consist of camp and field costs of $Nil (2004 - $980, 2003 - $Nil, cumulative amount - $980), consulting fees of $29,060 (2004 - $65,641, 2003 - $Nil, cumulative amount - $94,701), geology and engineering of $6,314 (2004 - $1,539, 2003 - $Nil, cumulative amount - $7,853), travel of $Nil (2004 - $742, 2003 - $Nil, cumulative amount - $742), acquisition costs of $88,236 (2004 - $1,119,347, 2003 - $218,500, cumulative amount - $1,426,083) and recoveries of $2,603 (2004 - $Nil, 2003 - $Nil, cumulative amount - $2,603).

Alberta  Star Development Corp.

(An Exploration Stage Company)

Notes to the Financial Statements

(Expressed in Canadian Dollars)

30 November, 2005

Consolidated Jaba Inc. – Providence Claims, Beatty, Nevada

During the year ended 30 November 2004, the Company abandoned its interest with Consolidated Jaba Inc. Providence Claims, Beatty, Nevada.

Total expenditures related to Consolidated Jaba Inc. Provindence Claims consist of acquisition costs of $11,114 made during the year ended 30 November 2003.

Shabu Lake Property – Red Lake, Ontario

During the year ended 30 November 2005, the Company abandoned its interest in the Shabu Lake Property.

Expenditures related to the Shabu Lake Property for the year ended 30 November 2005 consist of consulting fees of $Nil (2004 - $12,180, 2003 - $Nil, cumulative amount - $12,180), geology and engineering of $2,924 (2004 - $Nil, 2003 - $Nil, cumulative amount - $2,924) and acquisition costs of $Nil (2004 - $11,000, 2003 - $Nil, cumulative amount - $11,000).

Dent Gold Property – Red Lake, Ontario

During the year ended 30 November 2005, the Company abandoned its interest in the Dent Gold Property.

Total expenditures related to the Dent Gold Property consist of consulting fees and acquisition costs of $12,180 and $12,500 respectively made during the year ended 30 November 2004.

MacInnis Lake Property – MacInnis Lake, Northwest Territories

During the year ended 30 November 2005, the Company acquired a 100% interest, subject to a 2% net smelter return royalty, in twelve mineral claims (the “MacInnis Lake Uranium Claims”) located in the Nonacho Basin 275 kilometres southeast of Yellowknife, Northwest Territories for cash payments of $60,000 (paid) and 300,000 common shares (issued and valued at $70,500) of the Company (Note 14).

During the year ended 30 November 2005, the Company acquired a 100% interest, subject to a 2% net smelter return royalty, in three additional mineral claims (the “Kult Claims”) for cash payments of $40,000 (paid) and 350,000 common shares (issued and valued at $87,500) of the Company (Note 14).

During the year ended 30 November 2005, the Company entered into an option agreement with Max Resource Corp. (“Max Resource”), wherein Max Resource may earn up to a 50% undivided, right, title and interest in the MacInnis Lake Uranium Claims and the Kult Claims (together called “MacInnis Lake Property”) by paying the Company $30,000 cash, issuing 200,000 common shares of Max Resource (received and valued at $82,000 (Note 4)) and completing $2 million in exploration work over five years according to the following schedule:

Alberta  Star Development Corp.

(An Exploration Stage Company)

Notes to the Financial Statements

(Expressed in Canadian Dollars)

30 November, 2005

•

Pay $15,000 cash on signing (received);

•

Pay $15,000 cash and incur cumulative exploration expenditures of $750,000 by 1 April 2006; and

•

Incur cumulative exploration expenditures of $1,000,000 by 1 April 2007; and

•

Incur cumulative exploration expenditures of $1,250,000 by 1 April 2008; and

•

Incur cumulative exploration expenditures of $1,500,000 by 1 April 2009: and

•

Incur cumulative exploration expenditures of $2,000,000 by 1 April 2010.

In addition to the above, Max Resource is responsible for all cash payments to the underlying property vendor, during the option period.  The Company is the operator of the project.  The Company incurs all costs and recovers the costs from Max Resource until Max Resource has earned its option in the project.

The Company has halted exploration activities on this property pending resolution of permit issues.

Expenditures related to the MacInnis Lake Property can be summarized as follows:

	Cumulative amounts from inception to 30 November 2005	For the year ended 30 November 2005	For the year ended 30 November 2004	For the year ended 30 November 2003
	$	$	$	$

Operating expenses
Consulting fees	69,526	69,526	-	-
Geology and engineering	10,445	10,445	-	-
Geophysics – airborne surveys	213,025	213,025	-	-
Travel	8,734	8,734	-	-

	301,730	301,730	-	-

Acquisition costs	258,000	258,000	-	-

Recoveries	(334,748)	(334,748)	-	-

	224,982	224,982	-	-

Alberta  Star Development Corp.

(An Exploration Stage Company)

Notes to the Financial Statements

(Expressed in Canadian Dollars)

30 November, 2005

Meridian Lake Property – Reliance, Northwest Territories

During the year ended 30 November 2005, the Company entered into an option agreement with Fortune Minerals Limited (“Fortune”), to acquire a 50% undivided interest in the Great Slave project (the “Meridian Lake Property”) located ten kilometres southwest of Fort Reliance, Northwest Territories for cash payments of $80,000 and incurring aggregate exploration expenditures of not less than $1,200,000 over a period of four years according to the following schedule:

•

Pay $10,000 cash on signing (paid);

•

Pay $10,000 cash and incur cumulative exploration expenditures of $250,000 by 18 March 2006; and

•

Pay $20,000 cash and incur cumulative exploration expenditures of $500,000 by 18 March 2007; and

•

Pay $20,000 cash and incur cumulative exploration expenditures of $750,000 by 18 March 2008; and

•

Pay $20,000 cash and Incur cumulative exploration expenditures of $1,200,000 by 18 March 2009.

Total expenditures related to the Meridian Lake Property consist of acquisition costs of $10,000 made during the year ended 30 November 2005.

Contact Lake Property – Contact Lake, Northwest Territories

During the year ended 30 November 2005, the Company acquired a 100% undivided right, title and interest, subject to a 1% net smelter return royalty, in five mineral claims, totalling 4,452.37 acres (the “Contact Lake Mineral Claims”) located five miles southeast of Port Radium on Great Bear Lake, Northwest Territories, for cash payments of $60,000 (paid) and 300,000 common shares (issued and valued at $72,000) of the Company (Note 14).  The Company may purchase the net smelter returns royalty for a one-time payment of $1,000,000.

During the year ended 30 November 2005, the Company staked an additional 21,744.65 acres and increased the size of Contact Lake Mineral Claims to 26,197.02 acres.  Contact Lake Mineral Claims now consists of eleven contiguous claims located 5 km southeast of Port Radium on the east side of Great Bear Lake, Northwest Territories and 423 miles north of the city of Yellowknife.

Alberta  Star Development Corp.

(An Exploration Stage Company)

Notes to the Financial Statements

(Expressed in Canadian Dollars)

30 November, 2005

Expenditures related to the Contact Lake Mineral Claims can be summarized as follows:

	Cumulative amounts from inception to 30 November 2005	For the year ended 30 November 2005	For the year ended 30 November 2004	For the year ended 30 November 2003
	$	$	$	$

Operating expenses
Assaying	10,897	10,897	-	-
Camp and field costs	117,376	117,376	-	-
Consulting fees	208,450	208,450	-	-
Geology and engineering	184,466	184,466	-	-
Geophysics – airborne surveys	149,000	149,000	-	-
Surveying	79,298	79,298	-	-
Transportation	186,075	186,075	-	-
Travel	18,730	18,730	-	-

	954,292	954,292	-	-

Acquisition costs	132,000	132,000	-	-

	1,086,292	1,086,292	-	-

Port Radium – Glacier Lake Property, Northwest Territories

During the year ended 30 November 2005, the Company acquired a 100% undivided right, title and interest, subject to a 2% net smelter return royalty, in four mineral claims, totalling 5,990.40 acres (the “Glacier Lake Mineral Claims”) located one mile east of Port Radium on Great Bear Lake, Northwest Territories, for cash payments of $30,000 (paid) and 360,000 common shares (issued and valued at $72,000) of the Company (Note 14).  The Company may purchase one-half of the net smelter returns royalty for a one-time payment of $1,000,000.

Total expenditures related to the Glacier Lake Mineral Claims consist of acquisition costs of $102,000 made during the year ended 30 November 2005.

Alberta  Star Development Corp.

(An Exploration Stage Company)

Notes to the Financial Statements

(Expressed in Canadian Dollars)

30 November, 2005

Port Radium – Crossfault Lake Property, Northwest Territories

During the year ended 30 November 2005, the Company acquired a 100% undivided right, title and interest, subject to a 2% net smelter return royalty, in five mineral claims, totalling 4498.72 acres (the “Port Radium – Crossfault Lake Mineral Claims”) located north of Port Radium on Great Bear Lake, Northwest Territories, for cash payments of $60,000 (paid) and 450,000 common shares (issued and valued at $297,000) of the Company (Note 14).  The Company may purchase one-half of the net smelter returns royalty for a one-time payment of $1,000,000.

Total expenditures related to the Port Radium – Crossfault Lake Mineral Claims consist of acquisition costs of $357,000 made during the year ended 30 November 2005.

Port Radium – Eldorado Property, Northwest Territories

During the year ended 30 November 2005, the Company entered into a lease agreement with South Malartic Exploration Inc. (“South Malartic”), to purchase a 50% undivided right, title and interest in three mineral claims, totalling 263.22 acres (the “Eldorado Uranium Mineral Claims”) located at Port Radium on Great Bear Lake, Northwest Territories, for a cash payment of $20,000 (paid).

Total expenditures related to the Eldorado Uranium Mineral Claims consist of acquisition costs of $20,000 made during the year ended 30 November 2005.

8.

Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities are non-interest bearing, unsecured and have settlement dates within one year.

9.

Related Parties Transactions

During the year ended 30 November 2005, the Company entered into the following transactions with related parties:

i.

Paid or accrued office secretarial fees of $38,304 (2004 - $32,019, 2003 - $44,161) to an individual related to a director of the Company.

ii.

Paid or accrued legal fees of $Nil (2004 - $19,175, 2003 - $19,043) to a company controlled by a corporate secretary and a shareholder of the Company.

iii.

Paid or accrued consulting fees of $43,900 (2004 - $66,528, 2003 - $64,700) to a company controlled by a director and shareholder of the Company.

Alberta  Star Development Corp.

(An Exploration Stage Company)

Notes to the Financial Statements

(Expressed in Canadian Dollars)

30 November, 2005

iv.

Paid or accrued management fees of $60,000 (2004 - $60,000, 2003 - $107,277) to a company controlled by a shareholder and director of the Company.

v.

Paid or accrued director fees of $4,000 (2004 - $Nil, 2003 - $Nil) to a company controlled by a director of the Company.

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

10.

Capital Stock

Authorized capital stock consists of an unlimited number of voting common shares.  Authorized capital stock also consists of an unlimited number of preferred shares, to be issued in series, with the directors being authorized to determine the designation, rights, privileges, restrictions and conditions attached to all of the preferred shares.

i.

On 20 September 2005, the Company issued 10,000,000 units at a price of $0.45 per unit.  Each unit consists of one common share and one half-share purchase warrant.  Each whole share purchase warrant entitles the holder to purchase an additional common share at a price of $0.75 up to 20 September 2007.  At 30 November 2005, all of the related share purchase warrants remain outstanding.  All of these common shares are flow-through shares for which the Company had not yet renounced the associated expenditures to the investors at 30 November 2005 (Note 16).

ii.

On 20 September 2005 the Company issued 15,000,000 units at a price of $0.40 per unit.  Each unit consists of one common share and one half-share purchase warrant.  Each whole share purchase warrant entitles the holder to purchase an additional common share at a price of $0.65 up to 20 September 2007.  At 30 November 2005, all of the related warrants remain outstanding.

iii.

On 20 September 2005, the Company issued 1,313,574 units at a price of $0.40 per unit.  Each unit consists of one common share and one half purchase warrant.  Each whole share purchase warrant entitles the holder to purchase an additional common share at a price of $0.65 up to 20 September 2007.  These units were issued for payment for services rendered by a private placement agent (Note 14).  At 30 November 2005, all of the related warrants remain outstanding.

Alberta  Star Development Corp.

(An Exploration Stage Company)

Notes to the Financial Statements

(Expressed in Canadian Dollars)

30 November, 2005

iv.

On 20 September 2005, the Company issued 1,995,000 share purchase warrants.  Each share purchase warrant entitles the holder to purchase an additional common share and one half additional purchase warrant (the “Additional Share Purchase Warrant”) at a price of $0.45 up to 20 September 2007.  Each whole Additional Share Purchase Warrant can be used to purchase an additional common share of the Company at a price of $0.75 up to 20 September 2007.  These share purchase warrants were issued as consideration for payment for services rendered by a private placement agent (Note14).  At 30 November 2005, all of the related warrants remain outstanding.

v.

On 21 February 2005, the Company issued 300,000 common shares valued at a price of $0.235 per share for the acquisition of mineral property interests (Note 7).

vi.

On 21 March 2005, the Company issued 350,000 common shares valued at a price of $0.25 per share for the acquisition of mineral property interests (Note 7).

vii.

On 6 May 2005, the Company issued 300,000 common shares valued at a price of $0.24 per share for the acquisition of mineral property interests (Note 7).

viii.

On 13 July 2005, the Company issued 360,000 common shares valued at a price of $0.20 per share for the acquisition of mineral property interests (Note 7).

ix.

On 20 October 2005, the Company issued 450,000 common shares valued at a price of $0.66 per share for the acquisition of mineral property interests (Note 7).

x.

During the year ended 30 November 2005, the Company issued 937,667 common shares at a price of $0.20 per share upon the exercise of previously outstanding share purchase warrants.  As at 30 November 2005, no share purchase warrants in this series remain outstanding.

xi.

During the year ended 30 November 2005, the Company issued 745,963 common shares at a price of $0.40 per share upon the exercise of previously outstanding share purchase warrants.  As at 30 November 2005, 2,636,500 share purchase warrants in this series remain outstanding.

xii.

During the year ended 30 November 2005, the Company issued 1,130,000 common shares at a price of $0.55 per share upon the exercise of previously outstanding share purchase warrants.  As at 30 November 2005, 227,500 share purchase warrants in this series remain outstanding.

xiii.

During the year ended 30 November 2005, the Company issued 677,875 common shares at a price of $0.36 per share upon the exercise of previously outstanding share purchase warrants. As at 30 November 2005, 306,864 share purchase warrants in this series remain outstanding.

xiv.

During the year ended 30 November 2005, the Company issued 25,024 common shares at a price of $0.40 per share upon the exercise of previously outstanding share purchase warrants. As at 30 November 2005, 73,203 share purchase warrants in this series remain outstanding.

Alberta  Star Development Corp.

(An Exploration Stage Company)

Notes to the Financial Statements

(Expressed in Canadian Dollars)

30 November, 2005

xv.

During the year ended 30 November 2005, the Company issued 72,808 common shares at a price of $0.14 per share upon the exercise of previously outstanding options.  As at 30 November 2005, a total of 10,000 options remain outstanding (Note 16).

xvi.

During the year ended 30 November 2005, the Company issued 1,724,782 common shares at a price of $0.20 per share upon the exercise of previously outstanding options.  During the year ended 30 November 2005, a total of 150,000 outstanding options expired.  As at 30 November 2005, a total of 1,850,000 options remain outstanding.

xvii.

During the year ended 30 November 2005, the company returned to treasury and cancelled 520,000 common shares issued in error.

Stock options

The Company grants share options in accordance with the policies of the TSX Venture Exchange.  Under the general guidelines of the TSX Venture, the Company may reserve up to 10% of its issued and outstanding shares to its employees, directors, or consultants to purchase shares of the Company.

The following incentive stock options were outstanding at 30 November 2005:

	Exercise price	Number of options	Remaining contractual life (years)
	$

Options	0.14	10,000	0.10
	0.15	55,000	1.59
	0.20	1,850,000	2.60

		1,915,000

Alberta  Star Development Corp.

(An Exploration Stage Company)

Notes to the Financial Statements

(Expressed in Canadian Dollars)

30 November, 2005

The following is a summary of stock based compensation activities during the years ended 30 November 2005 and 2004:

	Number of options	Weighted average exercise price
		$

Outstanding and exercisable at 1 December 2003	2,077,590	0.20

Granted	-	-
Exercised	(215,000)	0.19
Forfeited	-	-

Outstanding and exercisable at 30 November 2004	1,862,590	0.20

Weighted average fair value of options granted during the year		-

Outstanding and exercisable at 1 December 2004	1,862,590	0.20

Granted	2,000,000	0.20
Exercised	(1,797,590)	0.20
Forfeited	(150,000)	0.20

Outstanding and exercisable at 30 November 2005	1,915,000	0.20

Weighted average fair value of options granted during the year		0.09

Alberta  Star Development Corp.

(An Exploration Stage Company)

Notes to the Financial Statements

(Expressed in Canadian Dollars)

30 November, 2005

Warrants and Agent Compensation Warrants

The following share purchase warrants and agent compensation warrants were outstanding at 30 November 2005:

	Exercise price	Number of warrants	Remaining contractual life (years)
	$

Warrants	0.55	227,500	0.16
Warrants	0.40	783,500	0.35
Agent compensation warrants	0.40	21,581	0.35
Agent compensation warrants	0.36	106,396	0.35
Warrants	0.40	1,853,000	0.38
Agent compensation warrants	0.40	51,622	0.38
Agent compensation warrants	0.36	200,468	0.38
Warrants	0.75	5,000,000	1.81
Warrants	0.65	7,500,000	1.81
Agent compensation warrants	0.65	656,787	1.81
Agent compensation warrants	0.45	1,995,000	1.81

		18,395,854

A summary of the outstanding warrants is as follows:

	Number of warrants	Weighted average exercise price
		$

Outstanding and exercisable at 1 December 2003	8,093,500	0.24

Granted	6,248,929	0.42
Exercised	(3,786,033)	0.21
Forfeited	(3,369,800)	0.30

Outstanding and exercisable at 30 November 2004	7,186,596	0.39

Weighted average fair value of warrants granted during the year		0.11

Alberta  Star Development Corp.

(An Exploration Stage Company)

Notes to the Financial Statements

(Expressed in Canadian Dollars)

30 November, 2005

	Number of warrants	Weighted average exercise price
		$

Outstanding and exercisable at 1 December 2004	7,186,596	0.39

Granted	15,151,787	0.66
Exercised	(3,516,529)	0.39
Forfeited	(426,000)	0.30

Outstanding and exercisable at 30 November 2005	18,395,854	0.61

Weighted average fair value of warrants granted during the year		0.34

The weighted average grant date fair value of warrants issued during the year ended 30 November 2005, amounted to $0.34 per warrant (2004 - $0.11 per warrant).  The fair value of each warrant granted was determined using the Black-Scholes option pricing model and the following weighted average assumptions:

	2005	2004

Risk free interest rate	3.73%	2.07%
Expected life	2.00 years	1.57 years
Annualized volatility	87.89%	93%
Expected dividends	-	-

11.

Stock-Based Compensation

During the year ended 30 November 2005, the Company granted 2,000,000 stock options.  The estimated fair value of these options was $0.09279 per share for a total of $185,580.  This amount has been expensed as stock-based compensation in the statement of operations with a corresponding amount recorded as contributed surplus in shareholders’ equity.

Alberta  Star Development Corp.

(An Exploration Stage Company)

Notes to the Financial Statements

(Expressed in Canadian Dollars)

30 November, 2005

The following assumptions were used for the Black-Scholes valuation of stock options granted during the year:

	2005	2004	2003

Risk free interest rate	3.22%	-	1.65%
Expected life	2.00 years	-	2.00 years
Annualized volatility	83.75%	-	88%
Expected dividends	-	-	-

12.

Commitments

On 1 December 2000, the Company entered into a contract for management services with a company controlled by a director and shareholder of the Company requiring the payment of $5,000 per month.

On 14 July 2003, the Company entered into a contract for investor relations services with an individual requiring the payment of $4,000 per month.

The Company has outstanding and future commitments under mineral property option agreements (Note 7).

13.

Income Taxes

Provision for income taxes

The provision for (recovery of) income taxes differs from the amount that would have resulted by applying Canadian federal and provincial statutory tax rates of 33.6% (2004 - 34.12%, 2003 - 39.25%).

	2005	2004	2003
	$	$	$

Net loss before income taxes	(2,832,810)	(2,030,440)	(2,043,936)

Income tax recovery at statutory rates	951,824	692,786	802,262
Adjustments to benefits resulting from:
Amortization	(2,246)	(3,001)	(2,835)
Resource expenses	(655,263)	(473,341)	(484,190)
Stock-based compensation not deductible for income tax purposes	(63,320)	-	(87,005)
Share issue costs	46,149	(19,228)	(11,211)
(Unrecognized) benefits of non-capital losses	(277,144)	876,022	(114,691)

Future income tax recovery	-	1,073,238	102,330

Alberta  Star Development Corp.

(An Exploration Stage Company)

Notes to the Financial Statements

(Expressed in Canadian Dollars)

30 November, 2005

Future tax balances

The tax effects of temporary differences that give rise to future income tax assets and liabilities are as follows:

	2005	2004	2003
	$	$	$

Future tax assets:
Non-capital loss carryforwards	1,022,422	702,714	591,652
Plant, property and equipment	10,486	6,931	4,077
Resource expenses	761,961	96,530	545,395
Share issue costs	152,518	63,525	40,655

	1,947,387	869,700	1,181,779
Less: valuation allowance	(1,947,387)	(869,700)	(1,181,779)

Actual income taxes	-	-	-

As at 30 November 2005, the Company had available for deduction against future taxable income, non-capital losses of approximately $2,996,547.  The potential income tax benefit of these losses has been offset by a full valuation allowance.  These losses, if unutilized will expire as follows:

Year	Amount
$

2006	77,637
2007	140,557
2008	237,222
2009	433,274
2010	614,232
2011	689,595
2012	804,030

Additionally, the Company has approximately $2,233,180 of Canadian development expenses and Canadian Exploration expenditures as at 30 November 2005 which, under certain circumstances, may be utilized to reduce taxable income of future years.  The potential income tax benefits of these losses have been offset by a full valuation allowance.

Alberta  Star Development Corp.

(An Exploration Stage Company)

Notes to the Financial Statements

(Expressed in Canadian Dollars)

30 November, 2005

14.

Supplemental Disclosures with Respect to Cash Flows

	Cumulative amounts from inception to 30 November 2005	2005	2004	2003
	$	$	$	$

Cash paid during the year for interest	8,487	726	3,967	905
Cash paid during the year for income taxes	-	-	-	-

During the year ended 30 November 2005, the Company issued 1,313,574 common shares valued at $303,074 and 2,651,787 warrants valued at $1,027,318 for services rendered.

During the year ended 30 November 2005, the Company issued 1,760,000 common shares valued at $599,000 for the acquisition of the mineral property interests (Note 7).

During the year ended 30 November 2004, the Company issued 220,832 common shares valued at $49,153 and 98,227 warrants valued at $140,214 for services rendered.

During the year ended 30 November 2004, the Company issued 150,000 common shares valued at $30,000 for the acquisition of the mineral property interests (Note 7).

During the year ended 30 November 2003, the Company issued 100,000 common shares valued at $23,000 for financing fees and 700,000 warrants valued at $58,478 for services rendered.

During the year ended 30 November 2003, the Company issued 450,000 common shares valued at $112,500 for the acquisition of the mineral property interests (Note 7).

On 21 January 2003, the Company sold its interest in the Harrison Lake Property to Candorado for proceeds of 200,000 shares of Candorado valued at $16,565.  These shares were sold for proceeds of $16,565 on the same date.

15.

Segmented Information

The Company operates solely in Canada in one reporting segment, mineral production and related activities.

Alberta  Star Development Corp.

(An Exploration Stage Company)

Notes to the Financial Statements

(Expressed in Canadian Dollars)

30 November, 2005

16.

Subsequent Events

The following events occurred subsequent to 30 November 2005:

i.

The Company purchased a 100% interest in an eleven mineral claims comprised of 15,322.96 acres (the “North Contact Lake Mineral Properties”) located in Northwest Territories by paying $75,000 and issuing 250,000 shares.  The purchase is subject to a 2% net smelter returns.  The Company may purchase one-half of the net smelter returns for a one-time payment of $1 million.

ii.

The Company issued additional 117,000 common shares for total cash proceeds of $49,800 for warrants exercised.

iii.

The Company issued additional 350,167 common shares for total cash proceeds of $128,988 for agent compensation warrants exercised.

iv.

The Company granted incentive stock options totalling 3,250,000 common shares, exercisable for up to three years at a price of $0.60 per share.

v.

The Company renounced mineral property expenditures of $2,936,950 which resulted in the transfer of the income tax deductibility of such expenditures to the investors who purchased flow-through common shares of the Company on 20 September 2005.

vi.

A total of 10,000 options with an exercise price of $0.14 per common share expired.

17.

Reconciliation of Canadian and United States Generally Accepted Accounting Principles

These financial statements have been prepared in accordance with Canadian GAAP.  Except as set out below, these financial statements also comply, in all material aspects, with United States GAAP.

	2005	2004	2003
	$	$	$

Statement of loss

Net loss for the year based on Canadian GAAP	(2,832,810)	(957,202)	(1,941,606)
Stock based compensation (Note 16(ii))		-	-
Income tax expense on current year United States GAAP adjustments – Flow-through shares (Note 16(i))	-	(932,138)	(102,330)

Net loss for the year based on United States GAAP	(2,832,810)	(1,889,340)	(2,043,936)

Alberta  Star Development Corp.

(An Exploration Stage Company)

Notes to the Financial Statements

(Expressed in Canadian Dollars)

30 November, 2005

	2005	2004	2003
	$	$	$

Loss per share, basic and diluted	(0.06)	(0.07)	(0.13)

Shareholders’ equity

Canadian GAAP	11,899,236	2,071,876	224,842
Flow-through shares (Note 16(i))	-	-	(67,600)

United States GAAP	11,899,236	2,071,876	157,242

Balance sheet difference

	2005	2004
	$	$

Share capital

Canadian GAAP	19,712,747	7,052,577
Flow-through shares (Note 16(i))	1,074,468	1,074,468
Stock-based compensation	189,176	189,176

United States GAAP	20,976,391	8,316,221

Deficit

Canadian GAAP	(7,813,511)	(4,980,701)
Flow-through shares (Note 16(i))	(1,074,468)	(1,074,468)
Stock-based compensation	(189,176)	(189,176)

United States GAAP	(9,077,155)	(6,244,345)

Statement of cash flow difference

Under United States GAAP, separate subtotals within cash flow from operating activities are not presented.

Alberta  Star Development Corp.

(An Exploration Stage Company)

Notes to the Financial Statements

(Expressed in Canadian Dollars)

30 November, 2005

i.

Flow-through shares

Flow-through shares are typically issued by small Canadian Exploration Stage Companies.  The flow-through shares permit the investor to claim deductions for tax purposes related to expenditures incurred by the issuer.  The issuer explicitly renounces the right to claim these deductions.  The investor’s tax base is reduced by the amount of deductions taken.

Under Canadian GAAP, when the flow-through shares are issued they are recorded at their face value. When the entity acquires assets the carrying value may exceed the tax basis as a result of the enterprise renouncing the deductions to the investors.  The tax effect of the temporary difference is recorded as a reduction in share capital.

United States GAAP directs that when flow-through shares are issued, the proceeds should be allocated between the offering of shares and the sale of tax benefits.  The allocation is made based on the difference between the quoted price of the existing shares and the amount the investor pays for the flow-through shares.  A liability is recognized for this difference.  The liability is reversed when tax benefits are renounced and a deferred tax liability is recognized at that time.  Income tax expense is the difference between the amount of the deferred tax liability and the liability recognized on issuance.

During the years ended 30 November 2004 and 2003, the Company issued 12,419,926 and 1,346,667 flow-through common shares for total proceeds of $3,240,280 and $270,000 respectively.  All of these amounts were renounced to the respective investors during the year ended 30 November 2004.

During the year ended 30 November 2005, the Company issued 10,000,000 flow-through common shares for total proceeds of $4,500,000.  All of these amounts were renounced to the respective investors subsequent to the year ended 30 November 2005.

Additionally, under United States GAAP, proceeds from the sale of flow-through shares would be classified as restricted cash until the expenditure actually occurs.  As at 30 November 2005, for United States GAAP purposes, cash of approximately $4,600,000 would be classified as restricted.

ii.

Stock based compensation

The Company records compensation expense for United States GAAP purposes following the fair value method of accounting for stock options.  The Company uses the Black-Scholes option pricing model to value its stock options as described in Notes 3 and 11.

Alberta  Star Development Corp.

(An Exploration Stage Company)

Notes to the Financial Statements

(Expressed in Canadian Dollars)

30 November, 2005

iii.

Earnings (loss) per share

Under both Canadian and United States GAAP, basic earnings (loss) per share is computed by dividing the earnings (loss) to common shareholders by the weighted average number of shares outstanding during the year.  For Canadian reporting purposes, fully diluted earnings per share is calculated under the assumption that any convertible notes are converted at the date issued, and stock options and warrants are exercised at the date of grant.

Under United States GAAP, diluted earnings per share takes into consideration the weighted average number of shares outstanding during the year and the potentially dilutive common shares.  For the years ended 30 November 2005, 2004 and 2003, this calculation proved to be anti-dilutive.

Under United States GAAP, the weighted average number of common shares outstanding excludes any shares that remain in escrow, but may be earned out based on the Company incurring a certain amount of exploration and development expenditures.

The weighted average number of common shares outstanding for calculating basic earnings (loss) per share under United States GAAP for the years ended 30 November 2005, 2004 and 2003 were 44,249,632, 27,557,850 and 15,745,310, respectively.  The calculation of diluted earnings per share for the years ended 30 November 2005, 2004 and 2003 proved to be anti-dilutive.

iv.

Comprehensive income

SFAS No. 130, Reporting Comprehensive Income, establishes standards for the reporting and display of comprehensive income and its components (revenues, expenses, gains, and losses).  SFAS No. 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in the financial statements for the Company.  There are no differences between net loss and comprehensive loss for each of the years 30 November 2005, 2004 and 2003.

v.

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

Alberta  Star Development Corp.

(An Exploration Stage Company)

Notes to the Financial Statements

(Expressed in Canadian Dollars)

30 November, 2005

The mining property is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.  If estimated future cash flows expected to result from the use of the mining project and its eventual disposition are less than the carrying amount of the mining property, an impairment is recognized based upon the estimated fair value of the mining property.  Fair value generally is based on the present value of estimated future net cash flows for the mining property, calculated using estimates of proven and probable mining reserves, future prices, operating costs, capital requirements, and reclamation costs.

The Company has no determinable proven or probable mineral property reserves at this time.

vi.

Accounting for impairment of long-lived assets and for long-lived assets to be disposed of

For United States reporting purposes, the Company has adopted SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets.  In the event that facts and circumstances indicate that the carrying amount of an asset may not be recoverable and an estimate of future and undiscounted cash flows is less than the carrying amount of the asset, an impairment loss will be recognized.

vii.

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

viii.

Asset retirement obligations

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

ix.

Costs associated with exit or disposal activities

On 1 December 2003, the Company adopted SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities.  This standard requires that a liability associated with an exit or disposal activity be recognized when the liability is incurred rather than at the date of the Company’s commitment to an exit plan.

x.

Accounting for certain financial instruments with characteristics of both liabilities and equity

On 1 December 2003, the Company adopted SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.  This standard requires that certain financial instruments embodying an obligation to transfer assets or to issue equity securities be classified as liabilities.  This standard has no impact on the Company’s financial statements.

xi.

Income taxes

Under United States GAAP, deferred income tax assets and liabilities are revalued for all enacted changes in tax rates.  Under Canadian GAAP, deferred income tax assets and liabilities are revalued for all enacted or substantially enacted changes in tax rates.

xii.

Recent pronouncements

Management does not believe that any recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.

ITEM 18 Financial Statements

See "Item 17 – Financial Statements."

ITEM 19 Exhibits

Exhibit 1.1:

Certificate of Incorporation and Certificate of Amendment and Registration of Restated Articles.*

Exhibit 1.2:

Bylaws.*

Exhibit 1.3:

Articles of Association.*

Exhibit 4.1:

Purchase and Sale Agreement dated February 8, 2005 between Alberta Star Development Corp. and Lane Dewar, Trevor Teed and Ted Burylo.****

Exhibit 4.2:

Mineral Property Option Agreement – Dent Claims dated May 5, 2004 between Alberta Star Development Corp. and 130485 Ontario Inc.****

Exhibit 4.3:

Mineral Property Option Agreement – Shabu Lake Claims dated May 5, 2004 between Alberta Star Development Corp. and 130485 Ontario Inc.****

Exhibit 4.4:

Option and Joint Venture Agreement dated March 18, 2005 between Alberta Star Development Corp. and Fortune Minerals Limited.****

Exhibit 4.5:

Purchase and Sale Agreement dated March 15, 2005 between Alberta Star Development Corp. and Kalac Holdings Ltd. and David G. Lorne.****

Exhibit 4.6:

Purchase and Sale Agreement dated April 22, 2005 between Alberta Star Development Corp. and Lane Dewar, Trevor Teed and Ted Burylo.****

Exhibit 4.7:

Investor Relations Agreement dated February 17, 2003 between Alberta Star Development Corp. and National Media Associates.**

Exhibit 4.8:

Investor Relations Agreement dated June 9, 2003 between Alberta Star Development Corp. and Mr. Allan Feldman.***

Exhibit 4.9:

Management Agreement dated December 1, 2000 between Alberta Star Mining Corp. and Tim Coupland.*

Exhibit 4.10:

Property Option Agreement dated July 2, 2004 between Alberta Star and Fronteer Development Group Inc.

Exhibit 4.11:

Mineral Property Option Agreement dated April 1, 2005 between Alberta Star and Max Resource Corp.

Exhibit 4.12:

Purchase and Sales agreement dated November 14, 2005 between Alberta Star and South Malartic Exploration Inc.

Exhibit 4.13:

Purchase and Sale agreement dated November 21, 2005 between Alberta Star and Kalac Holdings Ltd., Trevor Teed and David Lorne.

Exhibit 4.14:

Service agreement dated January 1, 2006 between Alberta Star and Michael Baybak and Company in relation to media and investor relations services.

Exhibit 4.15:

Service agreement dated January 10, 2006 between Alberta Star and Connors Drilling Ltd. in relation to the drilling of Contact Lake and Port Radium properties.

Exhibit 4.16:

Purchase and Sale agreement dated October 2, 2005 between Alberta Star and Lane Delwar, Trevor Teed and Ted Burylo.

Exhibit 4.17:

Purchase and Sale Agreement dated July 6, 2005 between Alberta Star and Lane Delwar, Trevor Teed, Andy Dupras and Ted Burylo.

Exhibit 12.1

Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Exhibit 12.2:

Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Exhibit 13.1:

Certification of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* incorporated by reference from our Form 20-F that was filed with the commission on June 8, 2001.

** incorporated by reference from our Form 20-F that was filed with the commission on April 7, 2003.

*** incorporated by reference from our Form 20-F that was filed with the commission on June 1, 2004.

**** incorporated by reference from our Form 20-F that was filed with the commission on October 27, 2004.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for annual report filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ALBERTA STAR DEVELOPMENT CORP.

Dated: February 22, 2006

By: /s/ Tim Coupland
Tim Coupland, President

Exhibit 12.1

CERTIFICATION

I, Tim Coupland, President and Chief Executive Officer of Alberta Star Development Corp. (the “Company”), certify that:

1.

I have reviewed this annual report on Form 20-F of Alberta Star Development Corp.;

2.

Based on my knowledge, this quarterly report does not contain any untrue statement of material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which su2ch statements were made, not misleading with respect to the period covered by this annual report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this annual report;

4.

The Company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a- 15(e) and 15d-15(e)) for the Company and have:

a)

designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)

evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c)

disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

5.

The Company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal controls over financial reporting, to the Company’s auditors and the audit committee of the Company’s board of directors (or persons performing the equivalent functions):

d)

all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and reporting financial information; and

e)

any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: February 22, 2006

/ s / Tim Coupland
Tim Coupland, President and CEO

(Principal Executive Officer)

Exhibit 12.2

CERTIFICATION

I, Michael Bogin, Chief Financial Officer and principal accounting officer of Alberta Star Development Corp. (the “Company”), certify that:

1.

I have reviewed this annual report on Form 20-F of Alberta Star Development Corp.;

2.

Based on my knowledge, this quarterly report does not contain any untrue statement of material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this annual report;

4.

The Company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a- 15(e) and 15d-15(e)) for the Company and have:

a)

designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)

evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c)

disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

5.

The Company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal controls over financial reporting, to the Company’s auditors and the audit committee of the Company’s board of directors (or persons performing the equivalent functions):

d)

all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and reporting financial information; and

e)

any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: February 22, 2006

/ s / Michael Bogin
Michael Bogin, CFO

(Principal Accounting Officer)

Exhibit 13.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Alberta Star Development Corp. (the "Company") on Form 20-F for the period ended November 30, 2005, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Tim Coupland, Principal Executive and I, Michael Bogin, Principal Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/ s / Tim Coupland
Tim Coupland, Principal Executive Officer

February 22, 2006

/ s / Michael Bogin
Michael Bogin, Principal Financial Officer

February 22, 2006

END OF FILING