Form 20-F/A
period 2005-11-30
ALBERTA STAR DEVELOPMENT CORP
filed 2006-11-17
CIK 1142462

United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F/A

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

For the transition period from ________________ to ______________________

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

70,914,983

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes	No	X

If this report is an annual or transitional report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes	No	X

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

Large accelerated filer	Accelerated filer	Non-accelerated filer	X

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17	X	Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes	No	X

click here for printer-friendly PDF version

TABLE OF CONTENTS

PART I
ITEM 1 – Identity of Directors, Senior Management and Advisers	1
ITEM 2 – Offer Statistics and Expected Timetable	1
ITEM 3 – Key Information	1
ITEM 4 – Information on the Company	7
1. Longtom Property – Longtom Lake, Northwest Territories	10
2. MacInnis Lake Property – MacInnis Lake, Northwest Territories	20
3. Contact Lake Mineral Claims – Contact Lake, Northwest Territories	23
Accessibility, Local Resources and Infrastructure	23
4. Port Radium – Crossfault Lake Mineral Claims, Northwest Territories	30
5. Port Radium – Eldorado Mineral Claims, Northwest Territories	32
6. Port Radium – Glacier Lake Mineral Claims, Northwest Territories	34
7. Dixie Lake Property – Red Lake, Ontario	36
8. Consolidated Jaba Inc. – Providence Claims, Beatty, Nevada	36
9. Shabu Lake – Red Lake, Ontario	36
10. Dent Gold Property – Red Lake, Ontario	37
11. Meridian Lake Property – Reliance, Northwest Territories	37
12. North Contact Lake Mineral Claims – Contact Lake, Northwest Territories	38
Contact Lake – Eldorado Area Geological Setting	40
1. Regional Geology	40
2. Local Geology	46
Contact Lake Area Projects 2006 Explorations Program	46
Mineral and Leased Claim Payments in the Northwest Territories	47
ITEM 4A - Unresolved Staff Comments	47
ITEM 5 - Operating and Financial Review and Prospects	47
ITEM 6 - Directors, Senior Management and Employees	56
ITEM 7 - Major Shareholders and Related Party Transactions	62
ITEM 8 - Financial Information	64
ITEM 9 - The Offer and Listing	65
ITEM 10 - Additional Information	66
ITEM 11 - Quantitative and Qualitative Disclosures About Market Risk	70
ITEM 12 - Descriptions of Securities Other than Equity Securities	70
PART II
ITEM 13 - Defaults, Dividend Arrearages and Delinquencies	71
ITEM 14 - Material Modifications to the Rights of Security Holders and Use of Proceeds	71
ITEM 15 - Controls and Procedures	71
ITEM 16A - Audit Committee Financial Expert	72
ITEM 16B - Code of Ethics	72
ITEM 16C - Principal Accountant Fees and Services	73
ITEM 16D - Exemptions from the Listing Standards for Audit Committees	74
ITEM 16E - Purchases of Equity Securities by the Issuers and Affiliated Purchasers	74
PART III
ITEM 17 - Financial Statements	74
ITEM 18 - Financial Statements	115
ITEM 19 - Exhibits	115
SIGNATURE	118
CERTIFICATION	119
CERTIFICATION	120

EXPLANATORY SUMMARY OF CHANGES

Alberta Star Development Corp. is filing this Form 20-F/A to provide additional disclosure and clarifications. The primary changes are:

a)

 Adjusting the financial statements, specifically the accounting policies, to reflect the Company’s mineral properties (see Statements of Cash Flows and Note 18 to the financial statements for the year ended November 30, 2005);

b)

Expanding stock based compensation disclosure relating to the reconciliation of Canadian and United States Generally Accepted Accounting Policies (see Note 17 to the financial statements for the year ended November 30, 2005);

c)

Inserting additional risk factor in Part 1, page 4, regarding management’s limited experience in resource exploration; and,

d)

Providing additional information and clarified description relating to the properties and plans for exploration.

FORWARD-LOOKING STATEMENTS

We caution you that certain important factors (including without limitation those set forth in this Form 20-F/A) may affect our actual results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Form 20-F/A annual report, or that are otherwise made by or on our behalf. For this purpose, any statements contained in this annual report that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as “may,” “except,” “believe,” “anticipate,” “intend,” “could,” estimate,” or “continue,” or the negative or other variations of comparable terminology, are intended to identify forward-looking statements.

PART I

ITEM 1 – Identity of Directors, Senior Management and Advisers

All items in this section are not required, as this 20-F/A filing is made as an annual report.

ITEM 2 – Offer Statistics and Expected Timetable

All items in this section are not required, as this 20-F/A filing is made as an annual report.

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

B.

Capitalization and Indebtedness

Not required, as this 20-F/A filing is made as an annual report.

C.

Reasons for the Offer and Use of Proceeds

Not required, as this 20-F/A filing is made as an annual report.

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

Because our success is highly dependant on our contractors, we grant some or all of our key contractors, officers, directors and consultants options to purchase common shares, as non-cash incentives. If significant numbers of these options are granted and exercised, the interests of other stockholders may be diluted.

There are currently options outstanding to purchase an additional 4,755,000 common shares, which upon exercise would result in a total of 79,948,064 common shares being issued and outstanding.

Because management has only limited experience in resource exploration, the business has a higher risk of failure.

Our management, while experienced in business operations, has only limited experience in resource exploration. While we try to hire and maintain management with the proper expertise, as we have management with diverse business backgrounds, none of our directors or officers have any significant technical training or experience in resource exploration or mining. Management may not fully be aware of the specific requirements related to working in mineral exploration, whether technical or operational.  Therefore, our managerial decisions and choices may not always reflect standard engineering or mineral exploration practices commonly used. We rely on the opinions of consulting geologists and mining experts that we retain from time to time for specific exploration projects or property reviews.

We cannot be certain that the measures we take will ensure that we implement and maintain adequate financial resources or profitability. Management’s lack of experience may cause failure to implement appropriate financial decisions, or cause difficulties in implementing proper decisions, ultimately harming our operating results.

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

A

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

B

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

Property, Plants and Equipment

We are engaged in the acquisition and exploration of mineral property interests in Canada, and specifically hold all of our current property interests within the Northwest Territories, Canada (Figure 1, 2 ). What follows is a description of our current and former properties, including information on expenses for the years ended November 30, 2005 and, if applicable, November 30, 2004. We have also included information on exploration work completed and if applicable, planned for the upcoming fiscal year.

1.

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

Our expenditures related to the Longtom Property are summarized as follows:	Cumulative amounts from inception to November 30, 2005	For the year ended November 30
		2005	2004	2003
	$	$	$	$
Operating expenses
Assays	335	335	-	-
Camp and Field costs	147,024	-	-	65,658
Consulting fees	190,273	10,359	125,948	21,627
Drilling	210,057	-	-	209,669
Geology and engineering (recovery)	418,998	2,194	(11,624)	348,424
Travel	322,529	12	20,489	236,148
	1,289,216	12,900	134,813	881,526
Recoveries	(48,497)	(3,000)	(8,000)	(11,561)
Sales of mineral property interests	(55,000)	-	-	-
Write-off of mineral properties and related costs	220,552	-	-	-
	1,406,271	9,900	126,813	869,965

160°0'0"W
140°0'0"W
120°0'0"W
100°0'0"W
80°0'0"W
60°0'0"W
40°0'0"W
70°0'0"N
50°0'0"N
Inuvik
Whitehorse
Yellowknife
Iqaluit
Edmonton
Calgary
Vancouver
Saskatoon
Regina
Winnipeg
Contact Lake / Crossfault / Eldorado / Glacier Lake Projects
Longtom / Target 1 / Target 2 Projects
MacInnis Lake Project
500 250 0 500 Kilometers
ALBERTA STAR DEVELOPMENT CORP
Aberta Star Projects
Title:
Canada Location Map
Scale: As Shown
Design: .
Figure: 1
Date: Mar 2006
Drawing: TERRACAD LTD.
Rev: 1.0

Northwest Territories
Nunavut
Yukon
British Columbia
Alberta
Inuvik
Yellowknife
Great Bear Lake
Great Slave Lake
Contact Lake / Crossfault / Eldorado / Glacier Lake Projects
Longtom / Target 1 / Target 2 Projects
MacInnis Lake Project
140°0'0"W
120°0'0"W
100°0'0"W
70°0'0"N
250 125 0 250 Kilometers
ALBERTA STAR DEVELOPMENT CORP
Aberta Star Projects
Title:
NWT Location Map
Scale: As Shown
Design: .
Figure: 2
Date: Mar 2006
Drawing: TERRACAD LTD.
Rev: 1.0

The Longtom Property (Figure 3) is located 50 km southeast of Great Bear Lake, in Northwest Territories, Canada.

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

Information on our claims can be found below:

Claim Name	Tag Number	Size (ha)
WET 1	F59401	376.24
WET 2	F59402	689.77
WET 3	F59403	940.59
WET 4	F59404	522.55
WET 5	F59405	1,003.30
WET 6	F59406	1,003.30
DEV 1	F59422	1,024.20
DEV 2	F48179	1,024.20
DEV 3	F49139	1,003.30
DAMP	ML3759	361.38
		7,948.82

465000
470000
475000
N
W
E
S
7230000
7225000
7220000
7215000
WET 1
(F59401)
ML3759
Damp Claim Lease
WET 2
(F59402)
WET 3
(F59403)
WET 4
(F59404)
Longtom Lake
DEV 3
(F49139)
WET 5
(F59405)
DEV 2
(F48179)
WET 6
(F59406)
DEV 1
(F59422)
Zebulon Lake
0
2,000
4,000
Meters
ALBERTA STAR DEVELOPMENT CORP
Project Map
Title:
Longtom Claim Map
Scale:
As Shown
Design:
Figure:
3
Date:
Mar, 2006
Drawing:
TERRACAD LTD.
Rev:
1.0 NAD 83 Z 11

Longtom Property (Targets 1 and 2) – Longtom Lake, Northwest Territories

In the year ended November 30, 2003, we acquired a 50% interest in the Longtom Property (Target 2), a 2,531 hectares mineral claim located in the Longtom Lake area of Northwest Territories, for payment of $15,000 and issuance of 200,000 of our common shares. Figure 4 shows the Target 1 and 2 claim boundaries. Figures 4-1 Shows the geology of the Longtom Properties and

In the same period, we acquired a 50% interest in the Longtom Property (Target 1) for issuing 200,000 of our common shares to the vendor and by paying $15,000. The claims are located on the east side of Longtom Lake and covering 721.11 hectares and 1,024.18 ha, respectively.

This area is part of what is known as the Great Bear Magmatic Zone (Figure 13), a north-trending belt 350 km long and 120 km wide, 350 km southeast of Yellowknife that experiences long, cold winters and short, warm summers.

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
		4,312.7

TARGET 2
Target 2 Claim
6G
1Rd
2Q
CAMP
1Ad
3Gm
6G
LONGTOM LAKE
Tornado Lake
1Ad
DAMP SHOWING
1Ad
5Qm
3Gm
6G
1Ad
TARGET 1
5Qm
1Ad
7di
5Qm
1Ad
Target Lake
1Rd
3Gm
6G
475000m E
5Qm
4Ldi
2Q
1Ad
724000 N
Target 1 Claim
4Rt
6G
ZEBULON RIVER
5Qm
2Sst
6G
LONGTOM PROPERTY
2Gw
5Qm
1Ad
2Q
1Ad
1Ad
Zebulon Lake
5Qm
1Rd
4Ldi
1Ad
1Ad
1Ad
DEVIL'S LAKE
5Qm
2Sst
719000 N
6G
4Ldi
466000m E
6G
5Qm
LEGEND:
7 Diabase dyke (7di)
6 Granite - granodiorite (6G), biotite - hornblende bearing
5 Monzonite - monzodiorite-syenogranite (5Qm)
4 Dacite flows (4Rt) and rhyodacitic lithic tuff (4Ldi)
3 Quartz monzonite (3Gm)
2 Volcaniclastic sediments 2Q: Quartzite, 2Sst: Siltstone, 2Gw: Greywacke and arkose
1 Volcanic rocks 1Rd: Rhyodacite ignimbrite, 1Ad: Andesite, 1Ab: Basalt
Scale
0
2 km
To accompany Report on Target 1 and Target 2 Claims, January 15, 2005, By Erik Ostensoe, P.Geo..
ALBERTA STAR DEVELOPMENT CORP.
Longtom / Target 1 &2 Lake Projects
TITLE:
Geology and Mineral Occurences
LOCATION: Longtom Lake - NWT
FIGURE : 4-1
DATE: Nov. 2005
SCALE: As Shown
DRAWN: TerraCAD 2005
Datum: NAD 83 Zone 11

2.

MacInnis Lake Property – MacInnis Lake, Northwest Territories

During the year ended November 30, 2005, we acquired a 100% interest in twelve mineral claims Figure called the MacInnis Lake Uranium Claims for cash payments of $60,000 (paid) and the issuance of 300,000 of our common shares (issued and valued at $70,500). These claims depicted in figure 5, subject to a 2% NSR, comprised 7,670.27 ha. We are able to purchase half of the NSR for a one-time payment of $1,000,000.

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

In 2005, we also entered onto an option agreement with Max Resource Corp. (“Max Resource”), whereby Max Resource may earn up to a 50% undivided, right, title and interest in the MacInnis Lake Property by paying us $30,000 cash ($15,000 paid), issuing us 200,000 common shares of their company (received and valued at $82,000) and completing $2 million in exploration work over five years according to the following schedule:

•

Pay $15,000 on signing (received);

•

Pay $15,000 and incur exploration expenditures of $750,000 ($319,748 to date) by April 1, 2006;

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

Selected information on our claims can be found below:

Name	Tag Number	Size (ha)
KULT 2	F90257	1,045.10
KULT 3	F90258	1,045.10
KULT 4	F70809	836.08
KULT 5	F90260	1,045.10
INN 2	F79832	167.22
INN 3	F79833	250.74
INN 4	F79834	940.59
INN 5	F67474	940.59
INN 6	F79836	652.98
INN 7	F79837	1,024.20
INN 8	F79838	1,003.30
INN 9	F79839	42.20
INN 10	F79840	235.43
INN 11	F79808	1,024.00
INN 12	F79809	343.72
		10,596.35

540000 mE
544000 mE
548000 mE
6808000 mN
6804000 mN
6800000 mN
6796000 mN
Taltson River
RGnM
INN 4
INN 3
Taltson 8771
NTh
BRAGON
INN 6
KULT 4
INN 5
INN 2
KULT 5
NTa
Maurice 6
ACE
ISLAND
INN 7
KULT 49
Trench E
Trench D
Trench A, B
Trench C
WELCH
MacInnis
Lake
Maurice 3
INN 12
DUSSEAULT
MacInnis 2692
MacInnis 2691
INN 8
Maurice 2
COLE
KULT 3
COLE W
KULT 82
MOFFAT
My
MacInnis 1523
Maurice 12
MacInnis 1539
INN 10
MacInnis 2111
INN 9
Maurice 14
NThy
MacInnis 2110
KULT 2
KULT
D, Gb
NHj
INN 11
NTr
Anomaly 23
PYRAMID
0 0.5 1
kilometers
N
LEGEND
D, GB Diabase, Gabbro, undivided, width exaggerated; locally hosts U-Cu mineralization includes Sparrow Dyke Swarm (1827 +/- 4 Ma)
My Mylonite (undivided) Homoclastic, heteroclastic and ultramylonite of granite to granodiorite protolith
Rae Province
Nonacho Group (Deposition between 2150-1906 Ma)
NTa Taltson Formation Sandstone, pelite locally hosts veins with U-Ag-Au-Pb-Th-Bi-REE mineralization
NTh Thekulthili Formation Quartz, arenite, granite clast conglomerate locally hosts paleoplacer with U-Th-Pb-Au-Sn-Cu-Nb and Ta
NCh Chief Nataway Formation Sandstone, mudstone, conglomerate
NTr Tronka Chua Formation Monomictic pebbly sandstone
NHj Hjalmar Formation Polymictic conglomerate, breccia locally hosts U-Th mineralization
Rae Province Gneiss and Granitoids
RGnM Mixed Gneiss felsic to mafic orthogneisses and paragneisses with unfoliated syenogranite bodies Quartz diorite gneiss S of Thekulthili Lake 2400 +/- 10 Ma
Mineral Showings
Deposite Type
Unconformity Type Uranium
Vein / Shear Fracture-Fill Uranium in Granite
Soil or Lake Uranium Anomaly
Mineralized Gabbro Dyke
Development Stage
Drilled
Local Examination
Advanced Exploration
SYMBOLS:
Geological contact
Fault line
INN Mineral Claims
ALBERTA STAR DEVELOPMENT CORP.
MacInnis Lake Project
TITLE:
MacInnis Lake Property Map
&
Local Geology
LOCATION: MacInnis Lake - NWT
FIGURE : 5
DATE: Nov. 2005
SCALE: As Shown
DRAWN: TerraCAD 2005
Datum: NAD 83 Zone 11

3.

Contact Lake Mineral Claims – Contact Lake, Northwest Territories

During the year ended November 30, 2005, we acquired a 100% undivided right, title and interest, subject to a 1% NSR, in five mineral claims totalling 1,801.81 hectares (figure 6) called the Contact Lake Mineral Claims, by making cash payments of $60,000 (paid) and issuing 300,000 of our common shares (issued and valued at $72,000). We may purchase the NSR for a one-time payment of $1,000,000.

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

Two former past-producing silver and radium mines, Echo Bay (produced 23,779,178 ounces of silver) and Eldorado (produced 15 million pounds of uranium and 8 million ounces of silver) are situated on claims, which the Company owns. The claim comprises extensive alteration zones, including intensely mineralized gossans, traceable for over one km in length and 200 meters in lateral extent in width.

The area has traditionally been underexplored, but encompasses an extremely mineral rich portion of the Great Bear Magmatic Zone, and includes the Contact Lake Mineral Belt itself, approximately 15 km long and the same belt whose northern extension hosts Fortune Minerals NICO Gold deposit.

Accessibility, Local Resources and Infrastructure

The best access to the area is from Yellowknife, NWT, using charter fixed wing aircraft which can land at the 900 metre long unmaintained gravel airstrip at the western shore of Glacier Lake, which lies in the centre of the project area. A road extends west from the airstrip to the area of the Echo Bay and Eldorado Mines. Bulk freight has also previously been mobilized by seasonal barge access along the Mackenzie River, from Waterways, Alberta to Tulita (Fort Norman), NWT, on the western shore of Great Bear Lake. When mining was active in the area, a barge service also operated along the Bear River from Tulita to Deline, and across Great Bear Lake to the various mining operations. Lake service is no longer in operation.

Currently, the NWT Department of Transport maintains a winter road from Yellowknife to Rae-Edzo and beyond, to Rae Lakes which is approximately 100 km south of the property. Recent records indicate that local conditions have allowed this road to be open for a period of approximately 6 weeks, from mid- February to late March/early April. During operation of the silver mines at Camsell River and Echo Bay prior to 1984, the winter road was extended to Port Radium, via Marian Lake and Camsell River.

Although there lacks major infrastructure in the immediate area of the property, significant logistical support and supplies are available from Yellowknife. Established fishing camps on the eastern side of Great Bear Lake also provide some support. The town of Yellowknife has a long history of mining, where the services of many experienced explorers can be obtained. As well, personnel may be available from several smaller communities within the Great Bear Lake area.

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

The company is targeting five large strongly anomalous zones with several secondary anomalies within the intensely altered target areas for detailed follow-up exploration and diamond drilling. These geophysical anomalies (figure 7) are coincident with large areas of exposed IOCG associated hydrothermal alterations, as well as zones of poly-metallic mineralization that include iron oxide, copper, gold, silver, uranium, cobalt and bismuth.

N
COBALT 1
COBALT 2
COBALT 3
COBALT 4
COBALT 5
COBALT 6
CONTACT
BEN 1
BEN 2
0 2000 4000 m
Scale
ALBERTA STAR DEVELOPMENT CORP.
Contact Lake Project
VTEM / TFI Survey
MacInnis Lake - NWT
FIGURE : 7

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

1)

Sampling was part of a reconnaissance and detailed mapping program carried out during June, July and August of 2005. Detailed mapping was conducted only over part of the K-2 alteration area.

2)

All are selected grab samples of mineralized rock unless otherwise indicated. Continuous chip sampling was conducted only over parts of the K-2 gossan.

3)

Location of the mineralized zones is indicated on the accompanying map. Geological alteration, and structural interpretations are being compiled for the Contact Lake Belt and will be released when complete.

* K-2 Sample 1 ( 158005, 158006, 158205, 158206, 158207, 158208 )

* K-2 Sample 4 ( 160908, 160909, 160910, 158217 )

 - Figure 8 shows the sample location.

Also announced after November 30, 2005, a five-year cooperation and benefits agreement was signed with the Deline Land Corporation, representing the Sahtu Dene and Métis people of the Deline District, located at Great Bear Lake, Northwest Territories.

460000
465000
7325000
7320000
7315000
N
S
E
W
Sample 4*
203817
203755
203822
Sample 1*
203912
203829
203936
203949
203929
203924
203927
203928
203762
158059
158060
CONTACT LAKE
203901
158067
203914
158055
203845
203789
203948
203837
203777
203835
Legend
Past Producing Mine
Selected assay location (number)
0
1,000
2,000
3,000
Meters
ALBERTA STAR DEVELOPMENT CORP
Project Map
Title:
Selected Assay Locations
Scale:
As Shown
Design:
Figure:
8
Date:
Mar, 2006
Drawing:
TERRACAD LTD.
Rev:
1.0 NAD 83 Z 11

4.

Port Radium – Crossfault Lake Mineral Claims, Northwest Territories

During the year ended November 30, 2005, we acquired a 100% undivided right, title and interest in 1,497.44 hectares called the Port Radium – Crossfault Lake Mineral Claims (figure 9 ) , subject to a 2% NSR and by paying $60,000 (paid) and issuing 450,000 of our common shares (issued and valued at $297,000). We may purchase the half of the NSR for a one-time payment of $1,000,000.

The Crossfault Lake claim block, located to the north of Contact Lake Project, includes five contiguous claims located on the east side of Great Bear Lake, which include over 40 different metallic minerals, as identified by past geologists. The Port Radium uranium belt was formerly one of Canada’s principal producers of Pitchblende uranium in the 1930s and 1940s.

Total expenditures related to the Port Radium – Crossfault Lake Property consist of acquisition costs of $357,000, made during the year ended November 30, 2005.

Selected information on our claims can be found below:

Name	Tag Number	Size (ha)
GOSSAN 1	F91851	418.04
GOSSAN 2	F91858	418.04
CROSS	F91458	33.44
RAD 1	F91859	253.76
RAD 2	F91860	323.98
		1,447.27

455000
460000
N
W
E
S
7335000
7330000
7325000
Great Bear Lake
RAD 1
F91859
CROSS FAULT
GOSSAN 2
F91858
CROSS
F91458
ECHO BAY
RAD 2
F91860
ELDORADO
Legend
Past Producing Mine
Crossfault Lake Mineral Claims
GOSSAN 1
F91851
0
1,000
2,000
3,000
Meters
EL BONANZA
455000
ALBERTA STAR DEVELOPMENT CORP
Project Map
Title:
Crossfault Lake Mineral Claims
Scale:
As Shown
Design:
Figure:
9
Date:
Mar, 2006
Drawing:
TERRACAD LTD.
Rev:
1.0 NAD 83 Z 11

5.

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

The property (figure 10) is located on Labine Point at Port Radium, Northwest Territories. Starting in 1933, the mine produced 15 million pounds of high grade uranium and 8 million ounces of silver, plus copper, nickel, radium, lead and polonium. The mine currently has about 40 km of existing underground workings on 14 levels.

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

455000
N
W
E
S
Legend
Past Producing Mine
Eldorado Mineral Leases
7335000
7335000
Great Bear Lake
3034
3033
3032
CROSS FAULT
ECHO BAY
ELDORADO
7330000
7330000
0
1,000
2,000
Meters
ALBERTA STAR DEVELOPMENT CORP
Project Map
Title:
Eldorado Mineral Claims
Scale: As Shown
Design: -
Figure: 10
Date: Mar. 2006
Drawing: TERRACAD LTD.
Rev: 1.0 NAD 83 Z 11

6.

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

The property contains a fully operational all-seasons airstrip and base camp, situated at Contact Lake. The Echo Bay claim (produced 23,779,178 ounces of silver) and the Port Radium – Eldorado claim (produced 15 million pounds of uranium and 8 million ounces of silver) are situated on property owned by Company, The Port Radium uranium belt was formerly one of Canada’s principal producers of Pitchblende uranium in the 1930s and 1940s.

Total expenditures related to the Port Radium – Glacier Lake Mineral Claims consist of acquisition costs of $102,000 made during the year ended November 30, 2005.

Selected information on our claims can be found below:

Name	Tag Number	Size (ha)
GLAC 1	F54373	835.68
GLAC 2	F54374	731.57
ECHO	F54519	83.61
WATT	F59517	773.37
		2,424.23

455000
460000
N
W
E
S
CROSS FAULT
ECHO BAY
ECHO
F54519
ECHO
F54519
ELDORADO
7330000
7330000
GLAC-1
F54373
WATT
F59517
GLAC-2
F54374
7325000
Legend
Past Producing Mine
Glacier Lake Mineral Claims
0
1,000
2,000
3,000
Meters
455000
ALBERTA STAR DEVELOPMENT CORP
Project Map
Title:
Glacier Lake Mineral Claims
Scale:
As Shown
Design:
Figure:
11
Date:
Mar, 2006
Drawing:
TERRACAD LTD.
Rev:
1.0 NAD 83 Z 11

7.

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

8.

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

9.

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

10.

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

Total expenditures related to the Dent Gold Property consist of consulting fees and acquisition costs of 12,180 and $12,500 respectively, made during the year ended November 30, 2004.

11.

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

Total expenditures related to the Meridian Lake Property consist of acquisition costs of $10,000, made during the year ended November 30, 2005. However, this option has been abandoned by the Company as of February 16, 2006.

12.

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

Selected information on our claims can be found below:

Name	Tag Number	Size (ha)
EC 1	F98661	250.82
EC 2	F98662	731.57
EC 3	F98663	836.08
EC 4	F98664	587.35
EC 5	F98665	55.60
EC 6	F98666	192.30
EC 7	F98667	477.82
EC 8	F98668	1,045.10
EC 9	F98669	1,045.10
EC 10	F98670	627.06
EC 24	F98369	18.43
		5,867.24

460000
465000
470000
7335000
7330000
7325000
7320000
N
W
S
EC 10
F98670
EC 7
F98667
EC 8
F98668
EC 9
F98669
EC 6
F98666
EC 5
F98665
EC 4
F98664
EC 3
F98663
EC 2
F98662
EC 1
F98661
EC 24
F98369
CONTACT LAKE
Legend
Past Producing Mine
North Contact Lake Claims
0
1,000
2,000
3,000
Meters
ALBERTA STAR DEVELOPMENT CORP
Project Map
North Contact Lake Mineral Claims
Scale: As Shown
Design: -
Figure: 12
Date: Mar, 2006
Drawing: TERRACAD LTD.
Rev: 1.0 NAD 83 Z 11

Contact Lake – Eldorado Area Geological Setting

1.

Regional Geology

Adapted from Hildebrand, 1981; Hildebrand et al.1987; and Hofman and Hall, 1993

The Port Radium-Echo Bay Project is located in the northern portion of the Great Bear Magmatic Zone (GBMZ), part of the Bear Structural Province of the Canadian Shield (Figure 13). The Bear province covers some 40,000 square kilometres (100 x 400 km) and consists of the gneissic Coronation Geosyncline to the east, and the GBMZ to the west, with the long-lived, polyphase Wopmay Deformation Zone (WDZ) separating the two terranes (Hildebrand, 1986) (Figure 14). This orogenic zone developed on the western side of the Archean Slave craton between 2.1 and 1.8 Ga. Hoffman (1980a) divided the Wopmay Deformation Zone into four distinct tectonic zones: (1) a thin autochthonous cratonic cover and foreland basal sequence overlies the northwestern area of the Slave Craton (2) the Asiak fold and thrust belt of of continental shelf and carbonate sequences overthrust on the Craton (3) the Hepburn orthotectonic zone of deformed rift sediment-volcanic sequences intruded by post tectonic S-type plutons (4) the little deformed GBMZ, of subgreenschist facies volcano-sedimentary sequences intruded by I-type plutons. The GBMZ is onlapped by platformal Paleozoic cover sequences to the west. The Port Radium-Echo Bay Property is situated in the western part of the GBMZ.

The Hottah Terrane is a basement continental calc-alkaline volcano-plutonic arc and associated sedimentary rocks which formed above an eastward subducting plate along the western margin of the Slave Province (Hildebrand et al. 1987; Clowes, 1997). The volcano-sedimentary rocks of this terrane were cut by calc-alkaline biotite-hornblende bearing plutons with ages ranging from 1.914 Ga to 1.902 Ga.. A depositional prism of geosynclinal shelf and slope sediments (Epworth, Snare and Akaitcho Groups) of the Coronation Supergroup formed at the edge of the continental margin and at about 1.90 Ga, arc magmatism stopped and a bimodal suite of submarine volcanic rocks erupted onto the block faulted and subsided sediments of the margin. This tectono-magmatic episode lasted only 5-10 Ma, related to intra-arc extension which also generated a marginal basin originally to the east of the Hottah arc. The basin filled with siliciclastic and carbonate rocks overlying the volcanic succession and lapping on to the Slave craton to the east.

Within 5-10 Ma, the sedimentary basin was simultaneously shortened and intruded by peraluminous to metalumious plutons of the Hepburn intrusive suite (1.896-1.879 Ma). The shortening resulted in detachment and eastward thrusting of the imbricated basinal sediments into the Calderian accretionary wedge forming the Asiak Fold belt in the east and the Hepburn plutonic and metamorphic zone (Turmoil Klippe) in the west part of the former basin. As the hot plutons of the Hepburn suite were emplaced over the colder authochton of the western Slave craton, inverted metamorphic isograds developed.

The 1.878 Ga closure of the marginal basin resulted in the initiation and growth of the 1.876 -1.850 Ga continental, arc complex of the GBMZ at the suture between the Hottah arc to the west and the Hepburn suite to the east. The Great Bear Magmatic Zone is a 400 metre long x 100 metre wide corridor which is the product of the final stages of continental volcanism and related plutonic activity.

ARCTIC
PLATFORM
CORONATION GULF
Coppermine
Homocline
Port Radium-Echo Bay
IOCG Project
(U-Ag-Cu-Ni-Co-Au)
GREAT BEAR
LAKE
Asiak Thrust-fold Belt
Turmoil Klippe
Great Bear Magmatic Zone
Kilohigok
Basin
Thelon Magmatic Zone
Terra
Mine
Ag-U
Hottah
Terrane
Nico IOCG Deposit
Co-Bi-Au
SLAVE CRATON
MACKENZIE
PLATFORM
YELLOWKNIFE
Thelon
Basin
CHURCHILL
GREAT SLAVE
LAKE
Taltson Magmatic Zone
HINTERLAND
120°
104°
69°
60°

Temporal classification of principal geotechnic elements adjacent to the Slave Craton
After: Hoffman, P. and Hall, L. - GSC Open file 2559 (1993)

0 50 100
kilometres

LEGEND

- Geon 0-5 cover
- Geon 7-16 cover
- Geon 18-19 (?) cover
- Geon 18 magmatic zone
- Geon 19 magmatic zone
- Geon 18-20 cover
- Geon 18-25 (?) basement
- Geon 18-32 (?) basement
- Geon 25-39 basement

ALBERTA STAR DEVELOPMENT CORP.

Contact Lake Project

TITLE:

Techtonic Setting

LOCATION: Contact Lake - NWT	FIGURE : 13
DATE: Nov. 2005	SCALE: As Shown
DRAWN: TerraCAD 2005	Datum: NAD 83 Zone 11

Alberta Star
Port Radium - Echo Bay
IOCG PROJECT
(U-Ag-Cu-Ni-Co-Au)
Port Radium
GREAT BEAR LAKE
HOTTAH LAKE
Alberta Star
Longtom Property
Cu-Co-Au-Ag-U
Nico IOCG Deposit (Cu-Bi-Au)
Sue - Dianne IOCG Deposit (Cu-Ag)
LAC LA MARTRE
A11
67
118°
116°
66°
65°
64°
64
118
116
LEGEND
Neoproterozoic
0.78 Ga: Hottah sheets in Wopmay orogen: gabbro, diabase
Mesoproterozoic
1.27 Ga: Muskox Intrusion in Wopmay orogen: serpentinized dunite and peridotite, pyroxenite, gabbro, picritic border phase and feeder dyke, hybrid upper border phase
LeRoux, Fort Confidence and Dease Lake formations (Dismal Lakes Group) in Copppermine homocline: sandstone, shale, dolomite
Paleoproterozoic
Lady Nye Formation (Hornby Bay Group) in Coppermine homocline; Ellice Formation in Bathurst Inlet and Kent Peninsula; Thelon Formation in Thelon basin: sandstone, conglomerate, siltstone, dolomite
Bigbear and Fault River formations (Hornby Bay Group) in Coppermine homocline and Wopmay orogen: sandstone, conglomerate
1.87 - 1.84 Ga: Great Bear and Bishop intrusive suites in Wopmay orogen; Compton laccoliths in Great Slave Lake: magnetite-series granite, granodiorite, quartz, monzonite, quartz diorite, diorite
1.87 - 1.86 Ga: MacTavish Supergroup in Wopmay orogen: rhyolite, rhyodacite, dacite, andesite, basalt, gabbro, intrusive felsic porphyry, sandstone, conglomerate, siltstone
1.89 - 1.87 Ga: Hepburn intrusive suite in Wopmay orogen; Butte Island intrusive suite in Great Slave Lake: ilmenite-series granite, granodiorite, tonalite, quartz diorite, diorite hornblendite, norite, peridotite
1.90 - 1.89 Ga: Akaitcho, Grant and lower Bell Island Bay groups of Hottah terrane in Wopmay orogen: basalt, gabbro, rhyolite, intrusive porphyry, akrose, pelite, marble
Paleoproterozoic and/or Archean
Intrusive suites of Hottah terrane (conjectural south of latitude 65 N) in Wopmay orogen: granite, granodiorite, tonalite, quartz diorite, amphibolite
Holly Lake metamorphic suite of Hottah terrane in Wopmay orogen: quartzite, siltstone, pelite, mafic and intermediate volcanic rocks, amphibolite
Archean
Undifferentiated granitoids in Slave craton and deformed equivalents in Wopmay orogen: granite, granodiorite, tonalite, quartz diorite, diorite, gabbro
Fault location
SCALE
KILOMETRES 25 0 25 50 75 KILOMETRES
MILES 0 20 40 MILES
After: Hoffman, P. and Hall, L. - GSC Open file 2559 (1993)

ALBERTA STAR DEVELOPMENT CORP.

Contact Lake Project

TITLE:

Regional Geology

LOCATION:	Contact Lake - NWT	FIGURE :	14
DATE:	Nov. 2005	SCALE:	As Shown
DRAWN:	TerraCAD 2005	Datum:	NAD 83 Zone 11

It consists of low titanium/high aluminum calc-alkaline volcano-plutonic rocks which have been intruded by a suite of hornblende and biotite bearing plutons of similar age (Hoffman and Bowring, 1984; Hildebrand and Bowring, 1084). The thick supracrustal sequences are referred to as the McTavish Supergroup, and consist of sub-greenschist facies, calc-alkaline andesitic to rhyolitic volcanic, volcaniclastic and sedimentary rocks, which have been interpreted as remnants of ancient stratovolcanoes and the products of caldera collapse (Hildebrand, 1984).

The occurrence of these sequences as isolated roof pendants within larger batholiths of the GBMZ hinders regional stratigraphic correlations between widely spaced regions. The northern part of the GBMZ is underlain by a 10 km thick section of supracrustal rocks of the MacTavish Supergroup, which comprises three Groups: the Labine, Dumas and Sloan, in ascending order. The southern part of the GBMZ is underlain by a 5 km thick section of the Faber Group, which has been interpreted as broadly correlatable with the Sloan Group. These units occupy the central core of the GBMZ, and are flanked to the west and east, by rocks of the Labine and Dumas Groups, respectively. Cannuli (1989) also suggested that the Labine and Dumas may be broadly correlative and that the distribution of supracrustal sequences define a regional scale syncline within the GBMZ volcano-plutonic complex. Ghandi (1994) noted that synvolcanic quartz monzonitic plutons within the stratigraphy of both the Labine and Faber Groups were closely coeval; however, the predominantly basaltic and less andesitic strata of the Labine Group contrasts with the more felsic strata of the Faber and Sloan Groups. The Faber Group volcanic sequences were suggested to be texturally and chemically similar to products formed in anorogenic extensional settings, such as in the Missouri granite-rhyolite terrane and the Gawler ranges of South Australia, rather than a subduction setting (Ghandi, 1994).

The Labine Group, which represents the main magmatic arc in the western part of the GBMZ, consists of a 7 km thick section of volcanic-derived rocks which is exposed in the Port Radium-Echo Bay area. The Labine Group consists of the lower Port Radium Formation and the overlying Echo Bay and Cameron Bay Formations, which collectively define a minimum of two caldera collapse sequences. The rocks of the Labine Group have been intruded along a minimum of two stratigraphic levels, by intermediate plutons and largely concordant sills of the Mystery Island Intrusive Complex. The lower sheet includes the Bertrand and Mystery Island plutons and the upper sheet includes the Contact Lake and Glacier/Tut plutons. These intrusive typically have pronounced zoned alteration haloes within the intrusions and/or their flanking host rocks. Large, felsic syn- to post-volcanic, granite to monzonite plutons of the Great Bear batholith also intrude this sequence. These intrusions have locally developed hornfels aureoles but lack the strong alteration associated with the earlier intermediate sills.

The cessation of volcanism in the GBMZ may have been the result of subduction of an oceanic spreading ridge or other high topographic features such as remnant arcs. Gravity studies have suggested the presence of another arc further to the west (Fort Simpson arc) existed on the western side of the ocean, and now under Paleozoic cover. The cessation of arc magmatism due to ridge subduction is common to Mesozoic-Cenozoic volcanic arcs worldwide, such as in South America, where the Chile Rise and Nazca Ridge were subducted into the Peru-Chile Trench and in California, where the East Pacific Rise was subducted under North America (Hildebrand, et al. 1987). Such an event may also have resulted in a change in plate motion in the GBMZ, to transpression (dextral wrenching) and folding oblique to the original subduction direction (Bowring, 1984). As a result, the concordant plutons and their host rocks were folded around NW trending axes at about 1.843 Ga (Bowring, 1984), exposing the plutons and their altered waIlrocks in oblique cross-section.

Post-dating the development of the northwest trending folds, large, discordant, epizonal, biotite bearing granites and quartz diorites were emplaced between about 1.858 and 1.843 Ga (Bowring and van Schmus, 1987), formed as a result of melting due to crustal thickening from folding (Hildebrand et al, 1987). Bodies of this syenogranitic suite are also offset by continued movement on a swarm of later transcurrent, predominantly north to northeast trending faults. These structures were developed as a result of east-west shortening which generated the northeast trending, dextral strike-slip structures (Hoffman, 1980; Hildebrand et al., 1987). Evidence of plutonism in this setting is noted as swarms of related northeast trending dykes.

Movement on these northeast faults is related to displacement on north-south, transcurrent fault zones, parallel to the Womay Deformation Zone. Displacement along these structures continued after the development of the igneous and sedimentary rock assemblages in the GBMZ, commonly resulting in kilometre scale offset of units.

The northeast trending faults are also cut by Cleaver diabase (Hoffman, 1984; Hildebrand, 1982), and both are unconformably overlain by the sedimentary basin of the 1.663 Ga Hornby Bay Group (McGrath and Hildebrand, 1984; Bowring and Ross, 1985) . Hildebrand (1988) noted that many of the northeasterly faults were reactivated during a period of normal faulting which occurred during the late stages of, or after, the deposition of the Hornby Bay Group (Hildebrand, 1988). Gabbro sills known as Western Channel diabase are considered to be the youngest rocks in the area (Hildebrand, 1982).

455000 m E
465000 m E
7335000 m N
7325000 m N
LINDSLEY BAY
CROSS FAULT
CLEAVER FAULT
ECHO BAY
ELDORADO
CAMERON / REID FAULT
MYSTERY ISLAND
CAMERON BAY
ECHO BAY
South East Arm
BONANZA
EL-BONANZA
South West Arm
CONTACT LAKE
CONTACT LAKE
GSC Map 1546A - Hildebrand (1981)
GSC Open File 2507 - Reardon (1992)
LEGEND
EARLY - MID PROTEROZOIC
DIABASE
EARLY PROTEROZOIC
GREAT BEAR BATHOLITH
MONZOGRANITE
GRANODIORITE
MONZONITE DYKES - Age Uncertain
DIORITE - Age Uncertain
SLOAN GROUP
MULLIGAN PORPHYRY
DOMEX FORMATION
LABINE GROUP
FENIAK FORMATION - Sediments
FENIAK FORMATION - Volcanics
CAMERON BAY FORMATION - Sediments
CAMERON BAY FORMATION - Volcanics
MYSTERY ISLAND INTRUSIVE COMPLEX
ECHO BAY FORMATION
PORT RADIUM FORMATION
ALTERED ROCKS ASSOCIATED WITH THE MYSTERY ISLAND INTRUSIVE SUITE
SYNCLINE FOLD AXIS
FAULTS
PAST PRODUCING MINES
Port Radium - Echo Bay Property
Contact Lake Property
0
1.5
3
ALBERTA STAR DEVELOPMENT CORP.
Contact Lake Project
TITLE:
Local Geology
LOCATION: Contact Lake - NWT
FIGURE : 15
DATE: Nov. 2005
SCALE: As Shown
DRAWN: TerraCAD 2005
Datum: NAD 83 Zone 11

2.

Local Geology

Adapted from Hofman & McGlynn, 1977;Hildebrand, 1981; Reardon, 1992; Robinson & Ohmoto, 1971. The geology of the Port Radium-Echo Bay area, as shown in Figure 15, has been compiled from mapping completed by Hildebrand, 1981 and Reardon, 1992.

Stratigraphy

The Port Radium-Echo Bay area is underlain by volcano-sedimentary rocks of the Labine Group, which is subdivided into 3 main formations: Port Radium, Echo Bay, Cameron Bay (Table 2). These are further subdivided into members which represent two main eruptive caldera phases: an early phase characterized by relatively gas-poor eruptions of andesitic lavas (Port Radium and Echo Bay Formations) and a younger, more gas-charged phase of voluminous siliceous volcanics and volcaniclastics (within the Cameron Bay and Feniak Formations) (Hildebrand, 1981). The stratigraphy can be locally isolated into distinct calderas, 3 to 5 km in diameter. The two cycles of caldera collapse, resurgence and intermediate plutonism are characterized by cone facies andesite, marr diatreme breccias and caldera fill sediments.

Lithogeochemical studies indicate that the Labine sequence is a high K, calc-alkaline belt of stratavolcanoes similar to Andean continental arc sequences (Ewart and LeMaitre, 1980). The sequence has only been subjected to low grade metamorphism (zeolite facies), with local contact metamorphic effects (i.e. hornfels) noted in supracrustal rocks flanking large plutons of the Great Bear Batholith series.

Contact Lake Area Projects 2006 Explorations Program

Proposed personnel requirements and the budget for the 2006 exploration are illustrated in the Tables below.

	# Personnel	Days
Diamond Drillers (two drills)	8	75
Drill Foreman	1	75
Geologists - Drill support	2	75
Core samplers, splitters, sawers, geo-assistants	2	75
Field Geologists - experienced	3	45
Student geo-assistants	3	45
Geophysics crew	4	40
Line cutters	4	25
Cook	1	80
Camp, Logistics, Project Handyman	1	80
Helicopter Pilot	1	75
Miscellaneous Project Support (helicopter-mechanic, government geologists, remote sensing mechanics, etc)	2 - 4	variable
Visitors (Alberta-Star, investors, community leaders, etc)	2 - 4	variable
Project Manager	1	75

Total	37

Contact Lake / Eldorado / Glacier Lake / Crossfault Lake 2006 Proposed Budget

Field Geology
Line Cutting	70,000
Assay and Geochemistry
Reconnaissance, mapping, sampling
Detailed mapping and sampling	110,000
Geophysics
Airborne Radiometrics
Finish V-TEM / Magnetics
IP etc 120,000

Camp and Logistics, Fixed-wing Air Support	400,000

Diamond Drilling
11,000 meters
Sampling and assaying
Geology support
Helicopter support	1,800,000

Program Total	2,500,000

Mineral and Leased Claim Payments in the Northwest Territories

In order to retain property title or mineral claims in the Northwest Territories, the Company must file at least $4 per acre during the two-year period immediately following the date the claim is needed. In respect to the representation of work, the types of undertakings on the claims are as follows:

•

Drilling

•

Trenching

•

Sinking shafts

•

Geochemical and geophysical investigation made on the ground or by aircraft

•

Surveyor claims must be proved by the surveyor general

•

Work done in constructing roads and airstrips

The Company must pay annual payments to the federal government in order to maintain lease claims.

ITEM 4A - Unresolved Staff Comments

This item is not applicable as we are not an accelerated filer or a large accelerated filer or a well-seasoned issuer.

ITEM 5 - Operating and Financial Review and Prospects

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

G.

Safe Harbour

Certain statements contained in this annual report may be viewed as "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause actual events, and/or the actual performance, financial condition or results of operations of our company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in this form 20-F/A under Item 3D and such other documents that we may file with the US SEC from time to time.

ITEM 6 - Directors, Senior Management and Employees

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

Ann-Marie Cederholm

Ann-Marie Cederholm, CGA, joined our company in 2004 and currently serves as an officer and our internal accountant. Ms. Cederholm articled with Walsh King Chartered Accountants from 1998 to 2001. In 2001, she left public practice to work for one of Walsh King’s clients as their controller until the end of 2002. She graduated from Royal Roads University with a Bachelor of Commerce in entrepreneurial management in 1997, then received her CGA designation in 2003, and began contracting her accounting services to a variety of companies.

There are no arrangements or understandings between any of our directors or executive officers, pursuant to which they were selected to be a director or executive officers. President and CEO Tim Coupland, and former secretary Tamiko Coupland are married, though no other familial or marital relationships exist amongst our officers and directors.

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

ITEM 7 - Major Shareholders and Related Party Transactions

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

With the exception of the above-noted transactions, there has not been a significant change in the ownership percentage held by any major shareholders during the past three years.

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

C.

Interests of Experts and Counsel

Not required, as this form 20-F/A filing is made as an annual report.

ITEM 8 - Financial Information

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

ITEM 9 - The Offer and Listing

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

B.

Plan of Distribution

Not required, as this form 20-F/A filing is made as an annual report.

C.

Markets

Our common shares trade on the TSX-V under symbol “ASX” and on the OTCBB under symbol “ASXSF”. Our shares have traded on the TSX-V and on its predecessor, the Alberta Stock Exchange, since December 5, 1997; the OTCBB since July 16, 2002. However, no trades in our common shares occurred on the OTCBB market until January 29, 2003.

D.

Selling Shareholders

Not required, as this form 20-F/A filing is made as an annual report.

E.

Dilution

Not required, as this form 20-F/A filing is made as an annual report.

F.

Expenses of the Issue

Not required, as this form 20-F/A filing is made as an annual report.

ITEM 10 - Additional Information

A.

Share Capital

Not required, as this form 20-F/A filing is made as an annual report.

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

ALL PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF PURCHASING THE COMMON SHARES.

F.

Dividends and Paying Agents

Not required, as this 20-F/A filing is made as an annual report.

G.

Statement by Experts

Not required, as this 20-F/A filing is made as an annual report.

H.

Documents on Display

You may review a copy of our filings with the SEC, including exhibits and schedules filed with it, in the SEC's Public Reference Room at 100 F Street NE, Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 or the Conventional Reading Rooms’ Headquarters Office at 212-551-8090 for further information on the public reference rooms. The SEC maintains a web site (www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

I.

Subsidiary Information

Not applicable, as we do not own any subsidiary companies.

ITEM 11 - Quantitative and Qualitative Disclosures About Market Risk

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

ITEM 12 - Descriptions of Securities Other than Equity Securities

All items in this section are not required, as this 20-F/A filing is made as an annual report.

PART II

ITEM 13 - Defaults, Dividend Arrearages and Delinquencies

Not applicable.

ITEM 14 -  Material Modifications to the Rights of Security Holders and
Use of Proceeds

Not applicable.

ITEM 15 - Controls and Procedures

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

Conclusions

The principal executive and financial officers conducted an update review and evaluation of the effectiveness of our disclosure controls and procedures and have concluded, based on their evaluation as of the end of the period covered by this report, that our disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports that we file or submit under the Security Exchange Act is accumulated and communicated to management, including our principal executive officer and our principal financial officer, to allow timely decisions regarding required disclosure and we refer you to Exchange Act Rule 13a-15(e).. There was no change during the fiscal year ended November 30, 2005 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A - Audit Committee Financial Expert

The audit committee reviews our annual financial statements and interim financial statements before they are approved by our board of directors. The audit committee is composed of three directors, Messrs. Lenic Rodriguez, Michael Bogin and Tracy A. Moore. The roles and responsibilities of the audit committee have been specifically defined and include responsibility for overseeing management reporting on internal control, having direct communication channels with the external auditors, and responsibility for recommending to the board of directors who the auditor should be and setting the auditor’s remuneration. Mr. Moore is our audit committee “financial expert”, as defined by Item 16A of Form 20-F/A and is independent, as defined by the NASD.

ITEM 16B - Code of Ethics

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

ITEM 16C - Principal Accountant Fees and Services

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

ITEM 16D - Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16E - Purchases of Equity Securities by the Issuers and Affiliated Purchasers

Not applicable.

PART III

ITEM 17 - Financial Statements

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

As discussed in Note 18 to the financial statements, the financial statements have been restated.

/s/ James Stafford

Vancouver, British Columbia, Canada

Chartered Accountants

1 February 2006, except for Note 18, as to which the date is 3 October 2006

Comments by Independent Registered Chartered Accountants for United States of America Readers on Canada – United States of America Reporting Differences

The standards of the Public Company Accounting Oversight Board (United States of America) require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 of the financial statements.  Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States of America), our report to the Shareholders and Board of Directors dated 1 February 2006 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such conditions and events in the report when these are adequately disclosed in the financial statements.

/s/ James Stafford

Vancouver, British Columbia, Canada

Chartered Accountants

1 February 2006, except for Note 18, as to which the date is 3 October 2006

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

Alberta Star Development Corp.

(An Exploration Stage Company)

Statements of Cash Flows

(Expressed in Canadian Dollars)

	Cumulative amounts from inception to 30 November 2005 (as restated)	For the year ended 30 November 2005 (as restated)	For the year ended 30 November 2004	For the year ended 30 November 2003 (as restated)
	$	$	$	$
Cash flows from operating activities
Net loss for the year	(7,813,511)	(2,832,810)	(957,202)	(1,941,606)
Adjustments to reconcile loss to net cash used by operating activities
Acquisition of mineral property interests (Notes 7, 10 and 14)	1,058,500	599,000	30,000	112,500
Amortization	27,226	6,684	8,796	7,222
Recovery of mineral property costs (Notes 4, 7 and 14)	(82,000)	(82,000)
Financing fee	38,000	-	-	23,000
Future income taxes (Note 13)	(1,175,568)	-	(1,073,238)	(102,330)
Loss on sales of property, plant and equipment	428	428	-	-
Stock-based compensation (Note 11)	407,245	185,580	-	221,665
Write-off of plant, property and equipment	3,237	2,108	1,129	-
Gain on sale of mineral property interests (Note 14)	(16,565)	-	-	(16,565)

	(7,553,008)	(2,121,010)	(1,990,515)	(1,696,114)

Changes in operating assets and liabilities
(Increase) decrease in amounts receivable	(40,843)	65,341	(21,753)	(78,539)
(Increase) decrease in prepaid expenses	-	92,735	(92,735)	-
Increase (decrease) in accounts payable	146,506	(4,414)	(133,345)	177,349
Increase (decrease) in due to related parties	-	-	(738)	(70,639)

	(7,447,345)	(1,967,348)	(2,239,086)	(1,667,943)

Cash flows from investing activities
Purchase of property, plant and equipment	(45,432)	(8,361)	(9,646)	(5,792)
Proceeds on sale of property, plant and equipment	428	428	-	-
Proceeds on sale of marketable securities	16,565	-	-	16,565

	(28,439)	(7,933)	(9,646)	10,773

Cash flows from financing activities
Issuance of common shares for cash	5,612,822	3,460,875	-	610,945
Issuance of flow-through shares for cash	5,777,774	2,936,950	2,695,560	145,264
Issuance of warrants for cash	5,359,135	4,102,176	544,720	458,741
Warrants exercised	2,793,129	1,361,462	784,492	647,175
Options exercised	562,442	355,149	40,600	65,893
Share issuance costs	(787,650)	(341,022)	(217,898)	(89,439)

	19,317,652	11,875,590	3,847,474	1,838,579

Increase in cash and cash equivalents	11,841,868	9,900,309	1,598,742	181,409
Cash and cash equivalents, beginning of year	-	1,941,559	342,817	161,408

Cash and cash equivalents, end of year	11,841,868	11,841,868	1,941,559	342,817

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

Alberta Star Development Corp.

(An Exploration Stage Company)

Statements of Changes in Shareholders’ Equity

(Expressed in Canadian Dollars)

	Number of shares issued	Share capital	Contributed surplus	Warrants	Deficit accumulated during the exploration stage	Total shareholders’ equity
		$	$	$	$	$

Balance forward at 30 November 2003	20,735,499	3,409,306	232,741	606,294	(4,023,499)	224,842
Flow-through shares issued – cash ($0.25 per unit)	5,655,000	1,211,456	-	-	-	1,211,456
Flow-through shares issued – cash ($0.27 per unit)	6,764,926	1,484,104	-	-	-	1,484,104
Warrants exercised ($0.14 per share)	1,075,000	239,574	-	(89,074)	-	150,500
Warrants exercised ($0.20 per share)	395,333	122,506	-	(43,439)	-	79,067
Warrants exercised ($0.28 per share)	400,000	142,284	-	(30,284)	-	112,000
Warrants exercised ($0.30 per share)	571,000	211,870	-	(40,570)	-	171,300
Agent compensation warrants exercised ($0.15 per share)	645,500	96,825	-	-	-	96,825
Agent compensation warrants exercised ($0.25 per share)	699,200	233,211	-	(58,411)	-	174,800
Stock options exercised ($0.14 per share)	40,000	5,600	-	-	-	5,600
Stock options exercised ($0.20 per share)	175,000	35,000	-	-	-	35,000
Shares issued for mineral property ($0.17 per share) (Notes 7 and 14)	100,000	17,000	-	-	-	17,000
Shares issued for mineral property ($0.26 per share) (Notes 7 and 14)	50,000	13,000	-	-	-	13,000
Shares issued for service ($0.25 per share) (Note 14)	24,376	6,094	-	-	-	6,094
Shares issued for service ($0.27 per unit) (Note 14)	196,456	43,059	-	-	-	43,059
Warrants granted	-	-	-	684,934	-	684,934
Warrants expired	-	-	241,418	(241,418)	-	-
Agent compensation warrants expired	-	-	67	(67)	-	-
Share issue costs – cash paid	-	(217,898)	-	-	-	(217,898)
Share issue costs – shares	-	(49,153)	-	-	-	(49,153)
Share issue costs – warrants	-	(140,214)	-	-	-	(140,214)
Tax benefits renounced to flow-through share subscribers (Note 13)	-	(1,073,238)	-	-	-	(1,073,238)
Net loss for the year	-	-	-	-	(957,202)	(957,202)

Balance at 30 November 2004	37,527,290	5,790,386	474,226	787,965	(4,980,701)	2,071,876

The accompanying notes are an integral part of these financial statements.

Alberta Star Development Corp.

(An Exploration Stage Company)

Statements of Changes in Shareholders’ Equity

(Expressed in Canadian Dollars)

	Number of shares issued	Share capital	Contributed surplus	Warrants	Deficit accumulated during the exploration stage	Total shareholders’ equity
		$	$	$	$	$

Balance forward at 30 November 2004	37,527,290	5,790,386	474,226	787,965	(4,980,701)	2,071,876
Flow-through shares issued – cash ($0.45 per unit) (Note 10)	10,000,000	2,936,950	-	-	-	2,936,950
Shares issued – cash ($0.40 per unit) (Note 10)	15,000,000	3,460,875	-	-	-	3,460,875
Warrants exercised ($0.20 per share)	937,667	290,564	-	(103,031)	-	187,533
Warrants exercised ($0.40 per share)	745,963	372,743	-	(74,358)	-	298,385
Warrants exercised ($0.55 per share)	1,130,000	789,893	-	(168,393)	-	621,500
Agent compensation warrants exercised ($0.36 per share)	677,875	318,273	-	(74,238)	-	244,035
Agent compensation warrants exercised ($0.40 per share)	25,024	12,550	-	(2,541)	-	10,009
Stock options exercised ($0.14 per share)	72,808	10,193	-	-	-	10,193
Stock options exercised ($0.20 per share)	1,724,782	563,034	(218,078)	-	-	344,956
Share issued for mineral property ($0.20 per share) (Note 7 and 14)	360,000	72,000	-	-	-	72,000
Shares issued for mineral property ($0.235 per share) (Note 7 and 14)	300,000	70,500	-	-	-	70,500
Shares issued for mineral property ($0.24 per share) (Note 7 and 14)	300,000	72,000	-	-	-	72,000
Shares issued for mineral property ($0.25 per share) (Note 7 and 14)	350,000	87,500	-	-	-	87,500
Shares issued for mineral property ($0.66 per share) (Note 7 and 14)	450,000	297,000	-	-	-	297,000
Shares issued for services rendered ($0.40 per share) (Note 14)	1,313,574	303,074	-	-	-	303,074
Warrants granted	-	-	-	5,129,494	-	5,129,494
Agent compensation warrants expired	-	-	22,275	(22,275)	-	-
Share issue cost – cash paid	-	(341,022)	-	-	-	(341,022)
Share issue cost – shares	-	(303,074)	-	-	-	(303,074)
Share issue cost – warrants	-	(1,027,318)	-	-	-	(1,027,318)
Stock based compensation (Note 11)	-	-	185,580	-	-	185,580
Net loss for the year	-	-	-	-	(2,832,810)	(2,832,810)

Balance at 30 November 2005	70,914,983	13,776,121	464,003	5,472,623	(7,813,511)	11,899,236

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

Details on Mineral Properties Expenditures and Recovery of Mineral Property Costs (See Note 7)

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

30 Novembero 2005

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

30 November 2005

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

30 November 2005

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

30 November 2005

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

30 November 2005

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

Pursuant to an exploration property option agreement referred to in Note 7 the Company received 200,000 common shares of Max Resource Corp. valued at $82,000 (Note 14).  This value represents the lower of cost and fair market value.

5.

Amounts Receivable

Amounts receivable are non-interest bearing, unsecured and have settlement dates within one year.

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to the Financial Statements

(Expressed in Canadian Dollars)

30 November 2005

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

30 November 2005

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

30 November 2005

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

30 November 2005

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

30 November 2005

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

During the year ended 30 November 2005, the Company entered into an option agreement with Max Resource Corp. (“Max Resource”), wherein Max Resource may earn up to a 50% undivided, right, title and interest in the MacInnis Lake Uranium Claims and the Kult Claims (together called “MacInnis Lake Property”) by paying the Company $30,000 cash, issuing 200,000 common shares of Max Resource (received and valued at $82,000 (Notes 4 and 14) and completing $2 million in exploration work over five years according to the following schedule:

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to the Financial Statements

(Expressed in Canadian Dollars)

30 November 2005

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

30 November 2005

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

30 November 2005

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

30 November 2005

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

Recovery of Mineral Property Costs

Recovery of Mineral Property Costs consists of amounts paid to the Company under existing mineral property option agreements.  These amounts relate to general payments to the Company and reimbursements of mineral property expenses paid by the Company on behalf of the optionor summarized as follows:

	Cumulative amounts from inception to 30 November 2005	For the year ended 30 November 2005	For the year ended 30 November 2004	For the year ended 30 November 2003
	$	$	$	$
General cash payments related to mineral property option agreements	26,000	18,000	8,000	-

Cash reimbursements of mineral property expenditures related to mineral property option agreements	284,908	247,411	-	11,561

Common shares received as payment related to the MacInnis Lake option agreement (Note 14)	82,000	82,000	-	-

	392,908	347,411	8,000	11,561

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to the Financial Statements

(Expressed in Canadian Dollars)

30 November 2005

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

30 November 2005

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

iv.

On 20 September 2005, the Company issued 1,995,000 share purchase warrants.  Each share purchase warrant entitles the holder to purchase an additional common share and one half additional purchase warrant (the “Additional Share Purchase Warrant”) at a price of $0.45 up to 20 September 2007.  Each whole Additional Share Purchase Warrant can be used to purchase an additional common share of the Company at a price of $0.75 up to 20 September 2007.  These share purchase warrants were issued as consideration for payment for services rendered by a private placement agent (Note 14).  At 30 November 2005, all of the related warrants remain outstanding.

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

30 November 2005

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

30 November 2005

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

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to the Financial Statements

(Expressed in Canadian Dollars)

30 November 2005

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

30 November 2005

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

30 November 2005

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

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to the Financial Statements

(Expressed in Canadian Dollars)

30 November 2005

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

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to the Financial Statements

(Expressed in Canadian Dollars)

30 November 2005

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

During the year ended 30 November 2005, the Company issued 1,760,000 common shares valued at $599,000 for the acquisition of the mineral property interests (2004 - 150,000 common shares valued at $30,000, 2003 – 450,000 common shares values at $112,500, cumulative - 6,360,000 common shares valued at $1,058,500) (Note 10).

During the year ended 30 November 2004, the Company issued 220,832 common shares valued at $49,153 and 98,227 warrants valued at $140,214 for services rendered.

During the year ended 30 November 2005, the Company received 200,000 common shares of Max Resource Corp. valued at $82,000 as payment under a mineral property option agreement (Note 7).

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

During the year ended 30 November 2000, the Company issued 669,180 common shares valued at $66,918 for the settlement of debt.

15.

Segmented Information

The Company operates solely in Canada in one reporting segment, mineral production and related activities.

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to the Financial Statements

(Expressed in Canadian Dollars)

30 November 2005

16.

Subsequent Events

The following events occurred subsequent to 30 November 2005:

i.

The Company purchased a 100% interest in eleven mineral claims comprised of 15,322.96 acres (the “North Contact Lake Mineral Properties”) located in Northwest Territories by paying $75,000 and issuing 250,000 shares.  The purchase is subject to a 2% net smelter returns.  The Company may purchase one-half of the net smelter returns for a one-time payment of $1 million.

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

	2005	2004	2003
	$	$	$

Statement of loss

Net loss for the year based on Canadian GAAP	(2,832,810)	(957,202)	(1,941,606)
Stock based compensation (Note 17(ii))		-	-
Income tax expense on current year United States GAAP adjustments – Flow-through shares (Note 17(i))	-	(932,138)	(102,330)

Net loss for the year based on United States GAAP	(2,832,810)	(1,889,340)	(2,043,936)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to the Financial Statements

(Expressed in Canadian Dollars)

30 November 2005

	2005	2004	2003
	$	$	$

Loss per share, basic and diluted	(0.06)	(0.07)	(0.13)

Shareholders’ equity

Canadian GAAP	11,899,236	2,071,876	224,842
Flow-through shares (Note 17(i))	-	-	(67,600)

United States GAAP	11,899,236	2,071,876	157,242

Balance sheet difference

	2005	2004
	$	$

Share capital

Canadian GAAP	19,712,747	7,052,577
Flow-through shares (Note 17(i))	1,074,468	1,074,468
Stock-based compensation (Note 17(ii))	189,176	189,176

United States GAAP	20,976,391	8,316,221

Deficit

Canadian GAAP	(7,813,511)	(4,980,701)
Flow-through shares (Note 17(i))	(1,074,468)	(1,074,468)
Stock-based compensation (Note 17(ii))	(189,176)	(189,176)

United States GAAP	(9,077,155)	(6,244,345)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to the Financial Statements

(Expressed in Canadian Dollars)

30 November 2005

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

ii.

Stock based compensation

The Company records compensation expense for United States GAAP purposes following the fair value method of accounting for stock options as prescribed under SFAS No. 123 “Accounting for Stock-Based Compensation”.  The Company uses the Black-Scholes option pricing model to value its stock options as described in Notes 3 and 11.

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to the Financial Statements

(Expressed in Canadian Dollars)

30 November 2005

Under Canadian GAAP prior to 1 December 2002, the Company accounted for stock options as capital transactions when the options were exercised.  Under Canadian GAAP effective 1 December 2002, the Company began accounting for stock option expense on a prospective basis following the fair value method of accounting for stock options.  The Company’s reported increase of $189,176 in both share capital and deficit as at 30 November 2005 and 2004 is the result of the difference in accounting for stock options under Canadian GAAP and United States GAAP prior to 1 December 2002.

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

30 November 2005

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

30 November 2005

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

18.

Restatement of Financial Statements

The Company’s statement of cash flows for the period from inception to 30 November 2005 and for the years ended 30 November 2005 and 2003 have been restated to exclude the issue of common shares of the Company related to the acquisition of mineral property interests, the receipt of common shares by the Company related to the recovery of mineral property expenditures and the sale of mineral property interests and the issue of common shares of the Company for the settlement of debt (Note 14).  The Company has also expanded disclosure in Notes 7 and 17 of the financial statements to provide additional information related to the recovery of mineral property expenditures and the effect of the differences between United States GAAP and Canadian GAAP on share capital and deficit as at 30 November 2005 and 2004.

The Company has also reclassified the retroactive effect of adopting CICA Accounting Guideline No. 11, to be reflected on the statement of cash flows as an increase in the accumulative loss since inception to 30 November 2005 rather than as a component of cash flows from financing activities, as previously presented. This restatement has resulted in an increase in the loss as reported on the statement of cash flows for the period from inception to 30 November 2005 of $561,257 and an increase in cash flows from financing activities of the same amount (Note 2).

ITEM 18 -  Financial Statements

See "Item 17 – Financial Statements."

ITEM 19 -  Exhibits

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

* incorporated by reference from our Form 20-F/A that was filed with the commission on June 8, 2001.

** incorporated by reference from our Form 20-F/A that was filed with the commission on April 7, 2003.

*** incorporated by reference from our Form 20-F/A that was filed with the commission on June 1, 2004.

**** incorporated by reference from our Form 20-F/A that was filed with the commission on October 27, 2004.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for annual report filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ALBERTA STAR DEVELOPMENT CORP.

Dated: November 14, 2006

By: /s/ Tim Coupland
Tim Coupland, President

Exhibit 12.1

CERTIFICATION

I, Tim Coupland, President and Chief Executive Officer of Alberta Star Development Corp. (the “Company”), certify that:

1.

I have reviewed this annual report on Form 20-F/A of Alberta Star Development Corp.;

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

a)

all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and reporting financial information; and

b)

any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: November 14, 2006

/ s / Tim Coupland
Tim Coupland, President and CEO

(Principal Executive Officer)

Exhibit 12.2

CERTIFICATION

I, Michael Bogin, Chief Financial Officer and principal accounting officer of Alberta Star Development Corp. (the “Company”), certify that:

1.

I have reviewed this annual report on Form 20-F/A of Alberta Star Development Corp.;

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

a)

all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and reporting financial information; and

b)

any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: November 14, 2006

/ s / Michael Bogin
Michael Bogin, CFO

(Principal Accounting Officer)

Exhibit 13.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Alberta Star Development Corp. (the "Company") on Form 20-F/A for the period ended November 30, 2005, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Tim Coupland, Principal Executive and I, Michael Bogin, Principal Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/ s / Tim Coupland
Tim Coupland, Principal Executive Officer

November 14, 2006

/ s / Michael Bogin
Michael Bogin, Principal Financial Officer

November 14, 2006

END OF FILING