Form 20-F
period 2006-11-30
ALBERTA STAR DEVELOPMENT CORP
filed 2007-03-19
CIK 1142462

United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
X	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended_____________________________________________
OR
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report __________________________________

For the transition period from ________________ to ______________________

Commission file number	0-31172

ALBERTA STAR DEVELOPMENT CORP.
(Exact name of registrant as specified in this charter)
Province of Alberta, Canada
(Jurisdiction of incorporation or organization)
506 - 675 West Hastings Street, Vancouver, British Columbia V6B 1N2 Canada
(Address of principal executive offices)

i

Securities registered or to be registered pursuant to section 12(b) of the Act:
Title of each Class	Name of each exchange on which registered
None	Not Applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act:
Common Shares Without Par Value
(Title of Class)
Securities registered or to be registered pursuant to Section 15(D) of the Act:
None
(Title of Class)
Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close
Of the period covered by the annual report.	96,901,357

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes	No	X
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

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" on Rule 12b-2 of the Exchange Act. (Check One):

Large accelerated filer	Accelerated filer	Non-accelerated filer	X

Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17	X	Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes	No	X

ii

Table of Contents

PART I

PART II

PART III

iii

FORWARD-LOOKING STATEMENTS

We caution you that certain important factors (including without limitation those set forth in this Form 20-F) may affect our actual results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Form 20-F annual report, or that are otherwise made by or on our behalf. For this purpose, any statements contained in this annual report that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as "may," "except," "believe," "anticipate," "intend," "could," estimate," or "continue," or the negative or other variations of comparable terminology, are intended to identify forward-looking statements.

PART I

ITEM 1 - Identity of Directors, Senior Management and Advisers

All items in this section are not required, as this 20-F filing is made as an annual report.

ITEM 2 - Offer Statistics and Expected Timetable

All items in this section are not required, as this 20-F filing is made as an annual report.

ITEM 3 - Key Information

A.  Selected Financial Data

The following tables set forth the data of our fiscal years ended November 30, 2006, 2005, 2004, 2003, and 2002. We derived all figures from our financial statements as prepared by our management, approved by our audit committee and audited by our independent auditor. This information should be read in conjunction with our financial statements included in this annual report.

Our financial statements included in this annual report have been prepared in accordance with accounting principles generally accepted ("GAAP") in Canada. All amounts are expressed in Canadian dollars. The first table presents this financial data in accordance with United States ("US") GAAP; the second table presents the data in accordance with Canadian GAAP.

All amounts within this annual report are in Canadian funds (CDN), unless otherwise indicated.

US GAAP	Fiscal Year Ended November 30
	2006	2005	2004	2003	2002 (Restated)
Net operating revenue	Nil	Nil	Nil	Nil	Nil
Loss from operations	($13,060,169)	($2,832,810)	($1,889,340)	($2,043,936)	($694,904)
Loss from continuing operations	($13,060,169)	($2,832,810)	($1,889,340)	($2,043,936)	($694,904)
Net income (loss)	($13,060,169)	($2,832,810)	($1,889,340)	($2,043,936)	($694,904)
Loss from operations per share	($0.16)	($0.06)	($0.07)	($0.13)	($ 0.12)
Loss from continuing operations per share	($0.16)	($0.06)	($0.07)	($0.13)	($ 0.12)
Total assets	$30,798,020	$11,978,824	$2,155,878	$442,927	$184,409
Net assets	$30,332,098	$11,899,236	$2,071,876	$157,242	$19,034
Capital stock	$51,039,462	$20,976,391	$8,316,221	$4,512,247	$2,330,103
Number of shares	96,251,717	70,914,983	37,527,290	20,735,499	9,826,169
Dividends per common share	Nil	Nil	Nil	Nil	Nil
Diluted net income (loss) per share	($0.16)	($0.06)	($0.07)	($0.13)	($ 0.12)

Canadian GAAP	Fiscal Year Ended November 30
	2006	2005	2004	2003	2002 (Restated)
Net operating revenue	Nil	Nil	Nil	Nil	Nil
Loss from operations	($11,630,209)	($2,832,810)	($957,202)	($1,941,606)	($608,910)
Loss from continuing operations	($11,630,209)	($2,832,810)	($957,202)	($1,941,606)	($608,910)
Net income (loss)	($11,630,209)	($2,832,810)	($957,202)	($1,941,606)	($608,910)
Loss from operations per share	($0.14)	($0.06)	($0.03)	($0.12)	($0.10)
Loss from continuing operations per share	($0.14)	($0.06)	($0.03)	($0.12)	($0.10)
Total assets	$30,798,020	$11,978,824	$2,155,878	$442,927	$184,409
Net assets	$30,332,098	$11,899,236	$2,071,876	$224,842	$73,034
Capital stock	$49,775,818	$19,712,747	$7,052,577	$4,248,341	$2,154,927
Number of shares	96,251,717	70,914,983	37,527,290	20,735,499	9,826,169
Dividends per share	Nil	Nil	Nil	Nil	Nil
Diluted net income (loss) per share	($0.14)	($0.06)	($0.03)	($0.12)	($0.10)

Since June 1, 1970, the Government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the US dollar. On February 12, 2007, the exchange rate in effect for Canadian dollars exchanged for US dollars, expressed in terms of Canadian dollars was $1.1746. This exchange rate is based on the noon buying rates of the Bank of Canada, as obtained from the website www.bankofcanada.ca.

For the past five fiscal years ended November 30, 2006 and for the six month period between August 31, 2006 and January 31, 2007, the following exchange rates were in effect for Canadian dollars exchanged for US dollars, calculated in the same manner as above:

Period	Average
Year ended Nov 30, 2002	$1.5713
Year ended Nov 30, 2003	$1.4216
Year ended Nov 30, 2004	$1.3093
Year ended Nov 30, 2005	$1.2163
Year ended Nov 30, 2006	$1.1350

Period	Low	High
Month ended August 31, 2006	$1.1157	$1.1221
Month ended September 30, 2006	$1.1131	$1.1191
Month ended October 31, 2006	$1.1260	$1.1317
Month ended Nov. 30, 2006	$1.1337	$1.1386
Month ended Dec. 31, 2006	$1.1494	$1.1548
Month ended Jan. 31, 2007	$1.1732	$1.1789

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

We have a history of losses.

We have incurred losses in our business operations since inception, and we expect that we will continue to lose money for the foreseeable future. Since our incorporation on September 6, 1996 to November 30, 2006, we incurred losses determined under United States GAAP totalling $22,137,324. Very few junior mining resource companies ever become profitable. Failure to achieve and maintain profitability may adversely affect the market price of our common stock.

We generally have limited financial resources and no source of cash flow.

With the exception of funds recently raised through private placements and the exercise of options and warrants, we generally have limited financial resources, no source of operating cash flow and no assurance that additional funding will be available to us for further exploration of our projects or to fulfil our obligations under any applicable agreements. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration of our projects with the possible loss of such properties. We have secured funds that will enable us to meet our current obligations. Raising additional capital resources in the future can not be depended upon.

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

Our current operating funds are less than necessary to complete exploration of our mineral claims, and therefore we will need to obtain additional financing in order to complete our business plan. As at November 30, 2006, we had $30,149,153 in cash on hand. Subsequent to our fiscal year end, we raised further capital through the exercise of warrants and options resulting in an increase in our cash on hand to $30,438,340 as of the date of filing of this annual report.

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

There are currently options outstanding to purchase an additional 5,917,500 common shares, which upon exercise would result in a total of 102,818,857 common shares being issued and outstanding.

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

We cannot be certain that the measures we take will ensure that we implement and maintain adequate financial resources or profitability. Management's lack of experience may cause failure to implement appropriate financial decisions, or cause difficulties in implementing proper decisions, ultimately harming our operating results.

As a foreign private issuer, our shareholders may have less complete and timely data.

The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) in Form 6-K may result in shareholders having less complete and timely information in connection with shareholder actions. The exemption from Section 16 rules regarding reports of beneficial ownership and purchases and sales of common shares by insiders and restrictions on insider trading in our securities may result in shareholders having less data and there being fewer restrictions on insiders' activities in our securities.

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

It is not always possible to fully insure against such risks and we may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of our common shares. We do not currently maintain insurance against environmental risks relating to our mineral property interests, though we have obtained third party liability insurance, to counter the effects of these risks.

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

Although our shares trade on the TSX Venture Exchange ("TSX-V") and the NASD Over the Counter Bulletin Board ("OTCBB"), the volume of shares traded at any one time can be limited, and, as a result, there may not be a liquid trading market for our shares.

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

For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of such securities and have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a disclosure schedule prescribed by the Securities and Exchange Commission ("SEC") relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information on the limited market in penny stocks. Consequently, the "penny stock" rules restrict the ability of broker-dealers to sell our shares of common stock.

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

ITEM 4 - Information on the Company

A.  History and Development of the Company

We were incorporated under the name "Alberta Star Mining Corp." pursuant to the Business Corporations Act in the Province of Alberta, Canada by registration of our articles of incorporation and the issuance by the Registrar of Corporations of a Certificate of Incorporation on September 6, 1996. On September 20, 2001, we consolidated our share capital such that every five common shares in our capital stock pre-consolidation were exchanged for one post-consolidation common share. Concurrently, we changed our name to "Alberta Star Development Corp."

Our head office is located at 506 - 675 West Hastings Street, Vancouver, British Columbia, Canada, V6B 1N2. Our telephone number is (604) 488 0860.

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

Our properties have no known significant body of commercial ore, nor are any such properties at the commercial development or production stage. No assurance can be given that commercially viable mineral deposits exist on any of our properties. Further, our interest in joint ventures which own properties will be subject to dilution if we fail to expend further funds on the projects. We have not generated cash flows from operations. These facts increase the uncertainty and risks faced by investors in our company. For more information see Item 3D - Risk Factors.

Our principal mineral property assets are located in the Northwest Territories and include an interest in:

  the Contact Lake Mineral Claims;
  the Port Radium - Glacier Lake Mineral Claims;
  the Port Radium - Crossfault Lake Mineral Claims;
  the Port Radium - Eldorado Mineral Claims (Uranium Lease Claims);
  the North Contact Lake Mineral Claims;
  the Longtom Property;
  the Longtom Property (Target 1); and
  the MacInnis Lake Property.

As these projects are in the exploration stage, we have no current operating income or cash flow.

B.  Business Overview

Background

All disclosure about our exploration properties in this annual report conforms to the standards of US SEC Industry Guide 7, Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations, other than disclosure of "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource", which are geological and mining terms as defined in accordance with Canadian National Instrument 43-101 under the guidelines adopted by the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM"), as CIM Standards in Mineral Resources and Reserve Definition and Guidelines adopted by the CIM. US investors in particular are advised to read carefully the definitions of these terms as well as the cautionary notes below, regarding use of these terms.

We are engaged in the exploration and acquisition of mineral properties in Canada, and specifically, hold a majority of our interests in the Northwest Territories. We are a junior mining company in the exploration stage and none of our properties are currently beyond the initial exploration stage. There is no assurance that a commercially viable mineral deposit exists on any of our properties and further exploration work may be required before a final evaluation as to the economic and legal feasibility is determined. For further information, see Item 3D - Risk Factors.

We have conducted acquisitions and initial surveys for the purpose of determining the viability of exploration work on properties located in the Northwest Territories, Canada. We intend to develop our IOCG and uranium exploration projects in Canada. The equity markets for junior mineral exploration companies are unpredictable. We may also and have historically entered into cost sharing arrangements through joint venture agreements and interest agreements in the form of letters of intent. For detailed property descriptions please refer to Item 4D - Property, Plants and Equipment.

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

Management and Contractors

Our president and chief executive officer, Tim Coupland, devotes 80% of his business time to our affairs. We have a management agreement dated December 1, 2000 with a private company owned by Mr. Coupland whereby he provides management services to us for $5,000 per month. The initial term of this agreement was for one year. Thereafter, it continues in force on a month-to-month basis until terminated by us or Mr. Coupland on 30 days written notice. As of February 1, 2006, this fee has been increased to $12,500 per month. On February 22, 2007 this amount was increased to $16,667 per month, retroactive to January 1, 2007.

Office Space

We utilize about 1,467 square feet of office space in Vancouver, British Columbia. Our rent and related office expenses total approximately $3,575 per month. In May 2006, we negotiated with a property management firm to expand our office facility, due to the growth of our company; we moved office locations during September 2006.

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

Property, Plants and Equipment

We are engaged in the acquisition and exploration of mineral property interests in Canada, and specifically hold all of our current property interests within the Northwest Territories, Canada (Figures A and B). What follows is a description of our current and former properties, including information on expenses for the years ended November 30, 2006 and, if applicable, November 30, 2005. We have also included information on exploration work completed and if applicable, planned for the upcoming fiscal year.

160°0'0"W
140°0'0"W
120°0'0"W
100°0'0"W
80°0'0"W
60°0'0"W
40°0'0"W
70°0'0"N
40°0'0"W
50°0'0"N
140°0'0"W
120°0'0"W
100°0'0"W
Inuvik
Contact Lake / Crossfault / Eldorado / Glacier Lake Projects
Whitehorse
Longtom / Target 1 Projects
Iqaluit
Yellowknife
MacInnis Lake Project
Edmonton
Vancouver
Calgary
Saskatoon
Regina
Winnipeg
500 250 0 500 Kilometers
ALBERTA STAR DEVELOPMENT CORP
Alberta Star Projects
Title:
Canada Location Map
Scale: As Shown
Design:
Figure: A
Date: Mar 2006
Drawing: TERRACAD LTD.
Rev: 1.0

140°0'0"W
70°0'0"N
120°0'0"W
100°0'0"W
140°0'0"W
70°0'0"N
Inuvik
Northwest Territories
Great Bear Lake
Yukon
Contact Lake / Crossfault / Eldorado / Glacier Lake Projects
Nunavut
Longtom / Target 1 Projects
Yellowknife
Great Slave Lake
MacInnis Lake Project
British Columbia
Alberta
250 125 0 250 Kilometers
120°0'0"W
ALBERTA STAR DEVELOPMENT CORP
Aberta Star Projects
Title:
NWT Location Map
Scale: As Shown
Design:
Figure: B
Date: Mar 2006
Drawing: TERRACAD LTD.
Rev: 1.0

1.  Contact Lake Mineral Claims - Contact Lake, Northwest Territories ("NT")

During the year ended November 30, 2005, we acquired a 100% undivided right, title and interest, subject to a 1% net smelter return royalty ("NSR"), in five mineral claims totalling 1,801.82 hectares ("ha") (4,450.50 acres) (figure 1) called the Contact Lake Mineral Claims, by making cash payments of $60,000 (paid) and issuing 300,000 of our common shares (issued and valued at $72,000). We may purchase the NSR for a one-time payment of $1,000,000.

During the same period we staked on an additional 8,799.75 ha (21,735.38 acres) and increased the size of Contact Lake Mineral Claims to 10,601.57 contiguous ha (26,185.88 acres). Our claims now consist of 16 contiguous claims located 5 km southeast of Port Radium on the east side of Great Bear Lake and 680.75 km north of the city of Yellowknife, NT.

Our expenditures related to the Contact Lake Mineral Claims can be summarized as follows:

	Cumulative amounts from inception to 30 November 2006 $	For the year ended November 30
		2006 $	2005 $	2004 $
Operating expenses
Assaying	175,970	165,073	10,897	-
Camp and field costs	1,927,147	1,809,771	117,376	-
Consulting fees	570,598	362,148	208,450	-
Drilling	1,458,060	1,458,060	-	-
Geology and engineering	1,273,316	1,088,850	184,466	-
Surveying	1,233,289	1,004,991	228,298	-
Transportation	2,606,594	2,420,519	186,075	-
Travel	69,243	50,513	18,730	-

	9,314,217	8,359,925	954,292	-

Acquisition costs	132,000	-	132,000	-

	9,446,217	8,359,925	1,086,292	-

Two former past-producing silver and radium mines, Echo Bay (produced 23,779,178 ounces of silver) and Eldorado (produced 15 million pounds of uranium and 8 million ounces of silver) are situated on claims, which the Company owns. The claim is comprised of extensive alteration zones that include intensely mineralized gossans, traceable for over one km in length and 200 meters in lateral extent.

The area has traditionally been underexplored, but encompasses a mineral rich portion of the Great Bear Magmatic Zone, and includes the Contact Lake Mineral Belt itself, approximately 15 km long and the same belt whose northern extension hosts Fortune Minerals NICO Gold deposit.

Accessibility, Local Resources and Infrastructure

The best access to the area is from Yellowknife, NT, using charter fixed wing aircraft which can land at the 900 meter long unmaintained gravel airstrip at the western shore of Glacier Lake, which lies in the centre of the project area. A road extends west from the airstrip to the area of the Echo Bay and Eldorado Mines. Bulk freight has also previously been mobilized by seasonal barge access along the Mackenzie River, from Waterways, Alberta to Tulita (Fort Norman), NT, on the western shore of Great Bear Lake. When mining was active in the area, a barge service also operated along the Bear River from Tulita to Deline, and across Great Bear Lake to the various mining operations. Lake barging service is in limited operation.

Currently, the Northwest Territories Department of Transport maintains a winter road from Yellowknife to Rae-Edzo and beyond, to Rae Lakes which is approximately 100 km south of the property. Recent records indicate that local conditions have allowed this road to be open for a period of approximately 6 weeks, from mid- February to late March/early April. During operation of the silver mines at Camsell River and Echo Bay prior to 1984, the winter road was extended to Port Radium, via Marian Lake and Camsell River.

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

In June 2005, we appointed Dr. Hamid Mumin as senior consulting geologist and qualified person on the project, to provide additional strategic expertise in planning for the summer's ground exploration, mapping, sampling, geophysics and locating of high-priority drilling targets.

Dr. Mumin graduated from the University of Toronto, specializing in mineral exploration, went on to complete a MASc in economic geology, then completed his doctorate and post-doctoral fellowship at the University of Western Ontario. He has worked for Noranda at Sturgeon Lake, Ontario; was Chief Geologist and site manager during the exploration and feasibility stages if the Bogosu Gold mine in Ghana; as well, he has participated in the discovery of iron oxide, copper, gold and poly-metallic deposits in the Northwest Territories. He is a professional engineer, Manitoba director to the Canadian Council of Professional Geoscientists, a member of the Manitoba Exploration Liaison Committee, and a member of server Canadian and International professional societies.

In a news release dated November 23, 2005, we announced our formal submission and filing of the legal plan of survey and application for lease, and notice of lease to the Government of Canada Mine Recorders office. The survey to lease was completed in accordance with Canadian Mining Regulations by Sub-Arctic Surveys Ltd. of Yellowknife, NT.

In fiscal 2006, a five-year Cooperation and Benefits Agreement was signed with the Deline Land Corporation, representing the Sahtu Dene and Metis people of the Deline District, located at Great Bear Lake, NT.

In April 2006, we were granted a 15,000 meter five year Sahtu Land & Water Board Class "A" Land Use Permit for diamond drilling on the Contact Lake Project. The diamond drilling permit is valid until August 24, 2010. We are the first mineral exploration company in over 10 years to receive a Class "A"-5 Year drill permit in the Great Bear Lake Sahtu Dene Land settlement area for mineral exploration and diamond drilling. We are fully permitted for diamond drilling in the Sahtu Dene Land Settlement Area at Contact Lake, NT.

In April 2006, we were granted permission to drill on the Contact Lake property by the Chief Inspector of Mines for the Northwest Territories. Dr. Hamid Mumin of Brandon University completed an interpretation report which recommended the execution of a comprehensive exploration program. The exploration program included additional ground and airborne geophysics such as localized Induced Polarization/Resistivity (IP/Res) geophysics over selected portions of the high-amplitude magnetic anomalies, mapping, line-cutting followed by a comprehensive 15,000 meter drill program at Contact Lake, targeting the high -priority areas.

In May 2006, we contracted the services of Mr. John Camier B.Sc. (Specialist) M.Sc., a principal of South Bay Exploration Ltd., a geological services company of Brandon, Manitoba, to supervise our Summer 2006 diamond drilling program at the Contact Lake and Eldorado IOCG and uranium projects "(the Projects)".

Drilling commenced on the Projects in early June 2006. Our drill contractor was Connor's Drilling Ltd., which operated three Boyles BBS-25A drills. The scheduled holes were drilled to an average depth of 200-500 meters per-hole.

In July 2006, Geotech Ltd. completed a helicopter-borne VTEM geophysical survey at the Projects. The VTEM airborne survey covered an area that included four former past producing high grade silver & uranium mines, the Eldorado, Echo Bay, Bonanza and El Bonanza Mines. The survey area also included the Thompson Lake-Mile Lake region south of the Bonanza and El Bonanza silver and uranium mines.

A ground based study was also conducted over a three km by one km block of the Contact Lake belt along 100 meters spaced cut lines with 12.5 meter spaced stations. The surveys successfully identified five large anomalous zones with several secondary anomalies.

Detected were large, strongly anomalous zones that are coincident with known showings of IOGC-type and related poly-metallic mineralization, including uranium, and hosted within regionally extensive IOCG-type hydrothermal alteration.

The company targeted five large strongly anomalous zones with several secondary anomalies within the intensely altered target areas for detailed follow-up exploration and diamond drilling. These geophysical anomalies (figure 2) are coincident with large areas of exposed IOCG associated hydrothermal alterations, as well as zones of poly-metallic mineralization that include iron oxide, copper, gold, silver, uranium, cobalt and bismuth.

In August 2006, we were advised by the Surveyor-General's office of the Department of Natural Resources that the legal survey to lease at Contact Lake was approved. The survey to lease was performed in accordance with Canadian Mining Regulations by Sub-Arctic Surveys Ltd. of Yellowknife, NT on our behalf. The total lease claim survey are completed consisted of 1,801.82 ha (4,450.50 acres) and includes our Contact Lake Mine site.

In August 2006, Terraquest Ltd. completed a Regional High Resolution Aeromagnetic Gradiometer-Radiometric Survey over the entire Eldorado and Contact Lake uranium belt. This airborne geophysical survey consisted of 16,708 line-kilometres at 100 meter line spacing's and was completed under very favorable weather conditions. Several of the larger anomalies show uranium radiometric signatures of comparable or greater in strength, to the known zones of uranium mineralization already identified on our properties. In addition, the survey has also identified several secondary uranium anomalies. We also completed a detailed regional reconnaissance scale sampling and mapping program that has confirmed the uranium potential of the Eldorado & Contact Lake region. The results of this recent 5 month program will be released when assays have been received and compiled. This airborne survey will now allow us to properly evaluate the mineral potential of our properties and assist in our drill targeting of the Projects.

In October 2006, we completed Phase 1 & 2 drilling and field exploration work program at our Eldorado-Glacier Lake permit area located on the north side of Echo Bay and Contact Lake permit area located south of Echo Bay. Our work program has confirmed widespread poly-metallic mineralization at the various target areas in both drill core and exploration sampling. All drill core and surface exploration samples were prepared, bagged and sealed by the Company's supervised personnel and were transported by plane to ACME Analytical Laboratories Ltd. ("ACME") in Yellowknife, NT where they were crushed and pulped and then transported to ACME's main laboratories in Vancouver, British Columbia for assaying. ACME is a fully registered lab for analysis by ICP-MS and ICP-FA techniques. We have been reporting our drill results as we receive them.

In November 2006, we appointed Roger Watson P. Eng as our Chief Geophysicist. He will assume this position as part of his consulting activities in the Canadian Uranium Exploration industry. Mr. Watson is a leading specialist in the collection and interpretation of airborne radiometric data used for advanced uranium exploration purposes. Mr. Watson was a founding partner of the firm Paterson, Grant and Watson Ltd., one of Canada's leading providers of geophysical consulting services. The addition of Mr. Watson to our experienced IOCG & Uranium technical team reinforces our commitment to retain industry professionals who have advanced Uranium exploration expertise.

In November 2006, we reported that we discovered a new high grade poly-metallic breccia that is rich in copper, molybdenum, lead, zinc, silver and tungsten, known as the Mile Lake Breccia situated on our Contact Lake property on the south side of Echo Bay (figure 3). Preliminary drilling of the Mile Lake Breccia has yielded some significant poly-metallic drill results from an 8 hole drill program. Drilling and field work has confirmed widespread poly-metallic mineralization at several target areas at Mile Lake, in both exploration rock sampling and in drill core.

The Mile Lake Breccia is a new discovery in which poly-metallic mineralization and alteration is intermittently exposed for over 2 kilometers in strike length, within a regionally extensive laminated volcaniclastic tuff. The mineralization occurs within the same suite of volcano-plutonic rocks that host other poly-metallic zones in the Eldorado & Contact lake mineral belt, including the former El Bonanza Silver- Uranium (U-Ag) and the Eldorado Uranium (U-Ag- Cu- Co- Ni- Bi) mines.

The accompanying table gives a summary of drilling highlights and assay results from the initial 2 drill holes of an 8 hole program reporting from Mile Lake, NT. As of November 15, 2006 the Company is awaiting assays of six more drill holes at Mile Lake:

Mile Lake Drill Summary
DRILL HOLE RESULTS
Drill Hole	Length	Copper (Cu)	Lead (Pb)	Zinc (Zn)	Silver (Ag)	Molybdenum (Mo)	Tungsten (W)
	m (ft)	wt %	Wt %	wt%	g/t(Ounces/t)	wt %	wt %
CLMB 06-01	8.62 (28.3)	1.81%	0.64%	1.19%	29.1 (0.94)	0.053%	0.032%
CLMB 06-02	9.90 (32.48)	1.64%	1.00%	2.30%	42.0 (1.35)	0.071%	0.164%

The drill results confirm the poly-metallic nature of the mineralization and demonstrate the widespread distribution of IOCG associated mineralization in the Eldorado & Contact Lake district. The Mile Lake Breccia is open for drilling along a strike length of greater than 2 kilometers within a 100 to 200 meter wide horizon. This is one of a number of large IOCG & uranium targets that are emerging at Contact Lake, that are characterized by two to six different metals within a target horizon.

We collected over 60 surface rock samples from the Mile Lake property that were analyzed during the program which assayed values to a maximum of 15.34% copper, 1.90% lead, 5.71% zinc, and 293.0 g/ton (9.43 oz/ton) silver. In addition to grab sampling, chip sampling was carried out along an exposed trench which produced the following average values over 3 meters (9.84 feet). The samples returned values of 3.48% copper, 0.70% lead, 0.78% zinc, and 23.0 g/ton (0.74 oz/ton) silver and 0.12% molybdenum.

Summary of high-grade grab samples from Mile Lake, NT are listed below:

Mile Lake Breccia Surface Sample- Results

		Copper	Lead	Zinc	Silver	Silver
		(Cu)	(Pb)	(Zn)	(Ag)	(Ag)
Sample #	Location	wt %	wt %	wt%	g/t	Ounces/t
158332	Western area	3.51	0.84	1.61	45.10	1.45
158333	Western area	0.35	0.04	0.2	26.30	0.85
158334	Main showing	0.07	0.03	0.04	0.70	0.02
158335	Main showing	0.14	0.04	0.07	10.20	0.33
160851	Main showing	0.4	0.1	0.26	4.20	0.14
160878	Main showing	11.72	0.98	0.11	84.30	2.71
160879	Main showing	15.34	0.99	0.06	95.50	3.07
160880	Main showing	1.28	0.8	0.38	12.50	0.40
160881	Main showing	5.64	1.74	5.71	126.90	4.08
160882	Main showing	11.5	1.90	4.07	293.00	9.42
160883	Main showing	1.28	1.20	2.37	23.00	0.74
368957	Main showing	0.64	0.22	1.32	13.00	0.42
368961	Main showing	0.69	0.72	0.34	9.00	0.29
368962	Main showing	1.38	0.26	0.72	10.90	0.35
368964	Main showing	0.21	0.02	0.03	1.20	0.04
368982	Main showing	0.45	0.42	0.06	11.50	0.37
368984	Main showing	0.27	0.03	0.21	43.80	1.41
368985	Main showing	0.71	0.21	0.21	12.40	0.40
368986	Main showing	0.56	0.26	0.31	5.50	0.18
368988	Main showing	0.86	-	-	2.20	0.07
368989	Main showing	0.11	0.01	0.06	3.00	0.10
368990	Main showing	0.12	-	0.09	0.20	0.01
434618	Main showing	0.28	0.11	0.07	1.90	0.06
434619	Main showing	0.39	0.02	0.42	6.20	0.20
434965	Mile Lake	0.08	0.14	0.11	23.40	0.75
434966	Mile Lake	0.03	0.18	0.21	2.30	0.07
434970	Main showing	0.33	0.01	0.1	4.90	0.16

450000
455000
460000
465000
470000
7335000
7330000
7325000
7320000
7315000
7310000
N
W
E
S
CROSS FAULT
ECHO BAY
ELDORADO
BON 1
F91863
BONANZA
EL BONANZA
BON 2
F91864
BON 3
F91865
COBALT 1
F91852
COBALT 2
F91853
COBALT 3
F91854
BEN 1
F91861
COBALT 5
F91856
BEN 2
F91862
CONTACT
F59505
COBALT 6
F91857
SC 1
F54380
COBALT 4
F91855
SC 3
F59518
SC
F59504
S.C. 2
F54517
Legend
Past Producing Mine
0
2,000
4,000
Meters
ALBERTA STAR DEVELOPMENT CORP
Project Map
Title:
Contact Lake Claim Map
Scale:
As Shown
Design:
Figure:
1
Date:
Mar, 2007
Drawing:
TERRACAD LTD.
Rev:
1.0 NAD 83 Z 11

N
COBALT 1
COBALT 2
COBALT 3
BEN 1
BEN 2
COBALT 5
CONTACT
COBALT 6
COBALT 4
SG 1
SG
SG 2
0 2000 4000 m
Scale
ALBERTA STAR DEVELOPMENT CORP.
Contact Lake Project
VTEM / TFI Survey
MacInnis Lake - NWT
FIGURE : 2

450000
455000
460000
465000
N
W
E
S
7335000
7330000
7325000
7320000
7315000
Crossfault Lake Uranium Mine
Echo Bay Silver / Uranium Mine
Eldorado Uranium Mine
Bonanza Silver & Uranium Mine
CLMB-06-01, CLMB-06-02
El Bonanza Silver & Uranium Mine
Contact Lake Uranium Mine
0
2,000
4,000
Meters
ALBERTA STAR DEVELOPMENT CORP
ELDORADO URANIUM PROJECT
Title:
Mile Lake
Diamond Drill Location
Scale: As Shown
Design: R. Watson, P.Eng. Geophysicist
Figure: 3
Date: Nov, 2006
Drawing: TERRACAD LTD.
Rev: 1.0 NAD 83 Z 11

A summary of our claims can be found below:

Name	Tag Number	Size (ha)
CONTACT	F59505	100.33
SC	F59504	376.24
SC 1	F54380	582.75
SC 2	F54517	501.65
SC 3	F59518	240.85
COBALT 1	F91852	1,045.10
COBALT 2	F91853	1,045.10
COBALT 3	F91854	250.82
COBALT 4	F91855	418.04
COBALT 5	F91856	752.47
COBALT 6	F91857	522.55
BEN 1	F91861	1,003.30
BEN 2	F91862	752.47
BON 1	F91863	1,003.30
BON 2	F91864	1,003.30
BON 3	F91865	1,003.30

		10,601.57

Subsequent to fiscal 2006, in December, we reported that we discovered a new large zone of hydrothermal and structurally controlled poly-metallic breccias. The breccias are enriched in copper, gold, silver and cobalt situated on our K2 target site. The K2 target is located on the Contact Lake property, on the south side of Echo Bay (figure 4). Preliminary drilling of the K2 Target area has yielded significant poly-metallic drill results from a recently completed eight hole drill program. Drilling and fieldwork has confirmed widespread poly-metallic mineralization at several areas at the K2 target. All four drill holes reporting from a recently completed eight hole summer 2006 drill program intersected multiple zones of altered and highly mineralized breccias with disseminated and vein hosted copper, gold, silver, cobalt sulphide mineralization. Assays are pending for an additional 4 holes from the K2 target zone.

Highlights from significant mineralized down hole intervals from the first four holes reporting, include 49.52 meters (162.47 feet) of .25% copper (including 19.5 meters (63.98 feet) of .37% copper, 2.6 g/ton silver and ..03% cobalt), 21.45 meters (70.37 feet) of .49% copper and 2.3 g/ton silver, 24.0 meters (78.74 feet)of .40% copper, 3.3 g/ton silver and 0.4 g/ton gold, 2 meters (6.56 feet) of .29% copper, 5.15 g/ton silver and 0.21% cobalt, and 1 meter (3.28 feet) of 3.19% copper, 0.44% lead, 0.75% zinc and 164.8 g/ton silver.

The K2 target area is a new discovery in which significant poly-metallic copper, gold, silver and cobalt mineralization was encountered in a preliminary drilling program along a 250 meter strike length to a vertical depth of 300 meters. The mineralized zone remains un-delineated and open at depth and along strike in both directions. The mineralized zone is part of a regionally extensive linear zone of phyllic, potassic, hematite and magnetite, magnetite-actinolite alteration zones, often appearing at surface as phyllic-potassic gossans. The mineralization occurs within the same suite of volcano-plutonic rocks that host other poly-metallic zones in the Eldorado & Contact lake mineral belt, including the former El Bonanza Silver- Uranium (U-Ag) and the Eldorado Uranium (U-Ag- Cu- Co- Ni- Bi) mines.

The accompanying table gives a summary of drilling highlights and assay results from the initial 4 drill holes of an 8 hole program reporting from the K2 Target Zone, NT:

K2 Discovery Zone -Drill Summary
DRILL HOLE RESULTS

	Interval		Length	Copper (Cu)	Silver (Ag)	Cobalt (Co)	Gold (Au)
	From	To
Drill Hole	(m)	(m)	(m)	(%)	(g/ton)	(%)	(g/ton)
CLK2-06-01	12.30	13.20	0.90	0.18	0.46	0.00	0.00
	21.18	70.70	49.52	0.25	1.86	0.02	0.04
	49.99	69.52	19.53	0.37	2.63	0.03	0.06
	77.42	88.82	11.40	0.17	1.09	0.00	0.00
	99.24	108.82	9.58	0.34	1.16	0.02	0.02
	136.90	146.20	9.30	0.42	0.83	0.01	0.00
	175.40	203.10	27.70	0.20	0.90	0.01	0.00
	245.00	250.20	5.20	0.28	3.06	0.00	0.00
	401.92	402.32	0.40	0.02	2.00	0.27	0.00

	Interval		Length	Copper (Cu)	Silver (Ag)	Cobalt (Co)	Gold (Au)
	From	To
Drill Hole	(m)	(m)	(m)	(%)	(g/ton)	(%)	(g/ton)
CLK2-06-02	14.10	17.10	3.00	0.24	0.63	0.00	0.00
	57.90	59.05	1.15	0.53	0.50	0.00	0.00
	264.05	277.00	12.95	0.29	1.95	0.00	0.01
	272.00	276.00	4.00	0.54	3.48	0.00	0.03
	282.55	304.00	21.45	0.49	2.32	0.01	0.04
	310.00	312.00	2.00	0.36	1.33	0.01	0.53
	347.30	347.60	0.30	2.29	8.20	0.02	0.20
	410.50	414.50	4.00	0.18	2.60	0.10	0.08

	Interval		Length	Copper (Cu)	Silver (Ag)	Cobalt (Co)	Gold (Au)	Zinc (Zn)	Lead (Pb)
	From	To
Drill Hole	(m)	(m)	(m)	(%)	(g/ton)	(%)	(g/ton)	(%)	(%)
CLK2-06-03	32.0	40.0	8.0	0.36	1.9	0.03	0.1	0.01	0.00
	68.5	74.5	6.0	0.25	2.3	0.01	0.1	0.01	0.00
	80.0	81.0	1.0	0.53	3.8	0.04	0.2	0.01	0.00
	151.6	154.6	3.0	0.24	6.3	0.10	0.2	0.01	0.00
	267.7	271.8	4.1	0.84	42.3	0.00	0.0	0.20	0.12
	270.2	271.2	1.0	3.19	164.8	0.00	0.0	0.75	0.44
	279.0	295.5	16.5	0.15	6.2	0.01	0.0	0.04	0.02
	300.0	300.5	0.5	0.17	7.6	0.01	0.0	0.07	0.05
	319.5	320.3	0.8	0.45	10.0	0.08	0.0	0.08	0.05
	421.0	445.0	24.0	0.40	3.3	0.01	0.4	0.01	0.00
	421.0	434.0	13.0	0.45	4.7	0.01	0.6	0.01	0.01
	427.5	434.0	6.5	0.73	3.6	0.01	0.9	0.01	0.00
	461.5	469.5	8.0	0.38	3.6	0.01	0.1	0.01	0.00

	Interval		Length	Copper (Cu)	Silver (Ag)	Cobalt (Co)	Gold (Au)
	From	To
Drill Hole	(m)	(m)	(m)	(%)	(g/ton)	(%)	(g/ton)
CLK2-06-04	13.00	18.90	5.90	0.23	1.60	0.08	0.14
	38.00	42.50	4.50	0.44	3.26	0.03	0.03
	45.80	58.00	12.20	0.17	0.87	0.01	0.00
	65.90	68.50	2.60	0.67	4.11	0.04	0.08
	95.80	97.20	1.40	0.52	3.16	0.04	0.09
	120.00	122.00	2.00	0.29	5.15	0.21	0.10
	128.65	134.10	5.45	0.25	4.20	0.02	0.05
	175.50	178.80	3.30	0.26	10.37	0.01	0.00
	205.90	208.90	3.00	0.36	3.35	0.00	0.00

Note: True thickness has not been calculated for these holes.

The K2 mineralized breccia is open for drilling along strike for a presently undetermined length, and within a 200 to 300 meter wide horizon. This is the second large poly-metallic IOCG target zone that has emerged within the Eldorado & Contact Lake districts that are characterized by six or more different metals within a target horizon. The K2 Zone will be drill tested in 2007, to determine its potential as a large bulk tonnage prospect.

In January 2007, we reported the results of our summer 2006 surface exploration sampling program at the Mag Hill target area. The Mag Hill target area is located at the southern end of Echo Bay, approximately 15 kilometers from the Eldorado uranium mine and 3 kilometers east of the Contact Lake silver & uranium mine (figure 5). The Eldorado uranium mine (1933-1960) formerly mined and produced 15 million pounds of U3O8 at an average head grade of 0.75% U3O8 and 8 million ounces of silver, plus copper, cobalt, nickel and lead. (Normin NTGO: SENES Report 2005). The Mag Hill target area is an IOCG plus uranium drill prospect now emerging at Contact Lake.

The Mag Hill target is the site of the most extensive hydrothermal magnetite-actinolite- feldspar-apatite plus sulphide alteration along the Contact Lake Mineral Belt in the northern part of the Great Bear Magmatic Zone. The host rocks are alkali (sodic or potassic) and or actinolite-epidote altered andesites. The core zone comprises a pervasive alkali feldspar-scapolite-magnetite-actinolite-apatite hydrothermal assemblage.

The alteration signature and zone at Mag Hill is similar to that of the Port Radium- Eldorado uranium mine area situated on Labine Point, NT. The Mag Hill discovery zone and target area is defined by predominately pyrite mineralization, which is present intermittently throughout the Mag Hill region and in an extensive gossan at the southeast end of Echo Bay, with minor amounts of visible malachite. In addition, uranium, cobalt, nickel, copper, silver, lead and zinc enrichments are present locally as veins, veinlets and disseminations that extend outward in the southern and eastern extensions of the Mag Hill area.

Mag Hill Target area -Contact Lake, NT- grab samples assayed

  0.69% U3O8 and 30.9 g/ton silver and 0.32% lead (the maximum uranium values returned from the assayed samples)
  0.38% U3O8 and 30.5 g/ton silver and 0.24 % lead
  0.31% U3O8 and 7.8 g/ton silver

This region is being targeted for detailed uranium exploration due to its notable similarities to the Port Radium-Eldorado mine region with regard to hydrothermal alteration and mineralization and large size of the associated hydrothermal system, 1-2 km2 core zone of magnetite-actinolite-apatite alteration, kilometre-scale surface gossans and distinct lenses of poly-metallic sulphide mineralization.

We analyzed over 121 surface grab samples from the Mag Hill Grid over a 5 square kilometer area in the southern portion of the Contact Lake belt. 25 samples collected were variably enriched in uranium, silver, copper, lead, zinc, nickel and cobalt. The rock samples assayed to a maximum of 0.69% uranium, 68.0 g/ton silver, 4.98% copper, 0.40% lead, 0.49% zinc, 0.23% nickel, 0.58% cobalt, 0.4 g/ton gold and 0.10% bismuth.

*(See table below for analytical results of surface grab samples)

Assay highlights from the Mag Hill IOCG Target Area, Contact Lake, NT

	Uranium (U)	Silver (Ag)	Copper (Cu)	Lead (Pb)	Zinc (Zn)	Nickel (Ni)	Cobalt (Co)	Gold (Au)	Bismuth (Bi)
Sample No.	%	g/ton	%	%	%	%	%	g/ton	%
158305	0	3.7	0.03	0.04	0	0.23	0.06	0	0
158359	0	0.8	0.03	0.02	0.23	0.01	0.01	0	0
158364	0	1.7	0.81	0	0.01	0	0	0	0
158368	0	0.8	0.02	0.06	0.32	0	0	0	0
368065	0	8.2	3.82	0	0.02	0.01	0.03	0.4	0
368067	0.31	7.8	0.03	0.06	0.03	0	0.01	0	0
368068	0.69	30.9	0.02	0.32	0.08	0.01	0.01	0	0
368069	0.38	30.5	0.02	0.24	0.02	0.01	0.01	0.2	0
368072	0	0.4	0.26	0	0.01	0	0	0	0
368208	0	1.6	0.41	0	0.02	0	0	0	0
368213	0	1.1	0.04	0.17	0.36	0	0	0	0
368219	0	0.8	0.02	0	0.49	0	0	0	0
368221	0	3.3	0.5	0	0.02	0	0.04	0.2	0
368222	0	44.5	0.12	0.4	0.17	0.02	0.24	0.4	0.01
368226	0	0.7	0.18	0	0.02	0.01	0	0	0
368228	0	0.2	0.41	0	0.02	0	0	0	0
368229	0	9.2	1.21	0	0	0	0.01	0	0.02
368230	0.03	24.9	0.58	0	0.03	0.12	0.42	0.1	0.08
368231	0.01	29.3	1.33	0.01	0.08	0.13	0.58	0	0.09
368232	0	10.8	1.84	0	0.01	0	0.01	0	0.04
368233	0.03	21.9	4.98	0	0.05	0	0.03	0	0.1
368237	0	8.1	1.86	0	0	0	0.01	0	0.02

	Uranium (U)	Silver (Ag)	Copper (Cu)	Lead (Pb)	Zinc (Zn)	Nickel (Ni)	Cobalt (Co)	Gold (Au)	Bismuth (Bi)
	%	g/ton	%	%	%	%	%	g/ton	%
368244	0	68	0.5	0	0.11	0	0	0	0
368033	0	0.7	0.03	0.12	0.24	0	0	0	0

Maximum Values	0.69	68	4.98	0.4	0.49	0.23	0.58	0.4	0.1

Also in January 2007, we reported that we received assays on a further four holes completing our eight hole summer/fall 2006 preliminary drill program at the K2 discovery at Contact Lake, NT (figure 6). Completion of an additional four drill holes has confirmed and expanded the widespread poly-metallic mineralization at the K2 target. All eight drill holes reporting from a recently completed eight hole summer 2006 drill program intersected multiple zones of altered and highly mineralized breccias with disseminated and vein hosted copper, gold, silver, cobalt sulphide mineralization. All drill cores were prepared, bagged and sealed by our supervised personnel and were transported by plane to Acme Analytical Laboratories Ltd. ("ACME") in Yellowknife, NT where they were crushed and pulped, and then transported to ACME's main laboratories in Vancouver, British Columbia for assaying. Acme is a fully registered analytical lab for analysis by ICP-MS and ICP-FA techniques.

Highlights from significant mineralized down hole intervals from the four new holes reporting, include 14.5 meters (47.85 feet) of .28% copper, 1.1 g/ton silver and .04% cobalt and 0.12 g/ton gold, 17.5 meters (57.75 feet) of .28% copper and 5.2 g/ton silver, 17.4 meters of .41% copper, 2.7 g/ton silver, 0.01 % cobalt (including 0.5 meters 3.13 % copper, 16.8 g/ton silver) 46.5 meters (153.45 feet) of .22% copper, 0.94 g/ton silver and 0.01 g/ton gold, 3 meters (9.9 feet) of .73% copper, 1.8 g/ton silver and 0.01% cobalt, and 1 meter (3.28 feet) of 3.19% copper.

The K2 target area is a new discovery in which significant IOCG style poly-metallic copper, gold, silver and cobalt mineralization was encountered in all eight drill holes in a preliminary drilling program along a 250 meter strike length to a vertical depth of 300 meters. The mineralized zone remains un-delineated and open at depth and along strike in both directions. The mineralized zone is part of a regionally extensive linear zone of phyllic, potassic, hematite and magnetite, magnetite-actinolite alteration zones, often appearing at surface as phyllic-potassic gossans. The mineralization occurs within the same suite of volcano-plutonic rocks that host other poly-metallic zones in the Eldorado & Contact lake mineral belt, including the former El Bonanza Silver- Uranium (U-Ag) and the Eldorado Uranium (U-Ag- Cu- Co- Ni- Bi) mines.

The accompanying table gives a summary of drilling highlights and assay results returned from the balance of holes from an 8 hole program reporting from the K2 Target Discovery Zone at Contact Lake, NT.

K2 Discovery Zone -Drill Summary (Holes 5-6-7-8)
DRILL HOLE RESULTS

	Interval		Length	Copper	Silver	Cobalt	Gold
	From	To		(Cu)	(Ag)	(Co)	(Au)
Drill Hole	(m)	(m)	(m)	(%)	(g/ton)	(%)	(g/ton)
CLK2-06-05	2.5	56.5	54	0.2	1.08	0.03	0.08
	2.5	8.5	6	0.42	1.32	0.05	0.23
	2.5	17	14.5	0.28	1.1	0.04	0.12
	20	31	11	0.23	1.39	0.05	0.08
	27.5	30	2.5	0.53	3	0.13	0.24
	35.5	56.5	21	0.17	1.1	0.02	0.07
	43	46	3	0.21	1.65	0.03	0.5
	59	63	4	0.11	0.58	0.01	0.03
	152	153.7	1.7	0.14	0.72	0.06	0
	156.2	156.7	0.5	0.38	1.4	0.01	0
	190.5	191.5	1	0.04	2.9	0.05	0
	222	223.5	1.5	0.1	2.1	0	0
	226	227.5	1.5	0.21	4.7	0	0

	Interval		Length	Copper	Silver	Cobalt	Gold
	From	To		(Cu)	(Ag)	(Co)	(Au)
Drill Hole	(m)	(m)	(m)	(%)	(g/ton)	(%)	(g/ton)
CLK2-06-06	20.5	20.8	0.3	1.21	1.2	0.01	0.1
	88	89	1	0.11	0.3	0	0
	90	93.6	3.6	0.24	0.57	0	0
	118.5	121.5	3	0.29	0.3	0	0
	123	124.5	1.5	0.1	0.2	0	0
	211	212	1	1.04	3.7	0	0
	269	270.5	1.5	0.14	0.4	0.01	0
	290	299	9	0.11	0.63	0.01	0
	304.4	309	4.6	0.29	1.46	0.02	0.02
	323.5	331	7.5	0.15	0.64	0	0
	338.5	340	1.5	0.24	2.8	0.01	0
	343	349	6	0.24	1.35	0.01	0
	356.5	359.5	3	0.39	1.45	0.02	0
	361	362.5	1.5	0.1	0.3	0	0
	368.5	371.5	3	0.14	0.6	0.01	0
	374.5	377	2.5	0.17	1.8	0.02	0
	397.2	402.3	5.1	0.34	0.68	0.01	0
	407.5	425	17.5	0.28	5.29	0.01	0.03
	407.5	411.5	4	0.64	5.89	0.01	0.05

	Interval		Length	Copper	Silver	Cobalt	Gold	Bismuth
	From	To		(Cu)	(Ag)	(Co)	(Au)	(Bi)
Drill Hole	(m)	(m)	(m)	(%)	(g/ton)	(%)	(g/ton)	(%)
CLK2-06-07	5	12.5	7.5	0.13	1	0.01	0
	24.5	25.5	1	1	5.6	0.04	0.2	0.11
	34	45.3	11.3	0.2	1.8	0.01	0.01
	51.5	52.5	1	0.26	0.9	0.01	0
	69.5	72.5	3	0.27	1.5	0	0
	86	103.4	17.4	0.41	2.7	0.01	0.01
	94.1	94.6	0.5	3.13	16.8	0.01	0.1	0.19
	104.4	108.9	4.5	0.15	1.1	0.02	0.03
	138	139	1	0.1	0.9	0.05	0
	168.4	170.9	2.5	0.18	2.5	0.03	0
	191	196.5	5.5	0.18	4.8	0.01	0.05
	202	203	1	0.11	2.9	0.02	0
	242	245	3	0.17	7.7	0	0
	266	267.5	1.5	0.11	0.8	0	0
	323	326	3	0.27	1.9	0.01	0.1
	347	348.5	1.5	0.12	2.3	0.03	0
	377	378.5	1.5	0.14	2.9	0	0

	Interval		Length	Copper	Silver	Cobalt	Gold
	From	To		(Cu)	(Ag)	(Co)	(Au)
Drill Hole	(m)	(m)	(m)	(%)	(g/ton)	(%)	(g/ton)
CLK2-06-10	5.5	6.5	1	0.14	1.6	0	0
	17	54.5	37.5	0.2	1.26	0.01	0
	30.5	33.5	3	0.73	1.8	0.01	0
	71	83	12	0.18	1.53	0.03	0.06
	71	74	3	0.59	2.85	0.03	0.25
	93.5	140	46.5	0.22	0.94	0.03	0.01
	93.5	125	31.5	0.27	1.15	0.02	0
	99.5	119	19.5	0.33	1.28	0.02	0.01
	128	140	12	0.12	0.5	0.02	0.03
	150.5	155	4.5	0.25	0.47	0	0
	162.5	182	19.5	0.22	0.67	0.01	0
	162.5	170	7.5	0.35	0.98	0.01	0
	192.5	195.5	3	0.16	0.75	0	0
	203	204.5	1.5	0.11	0.7	0.01	0
	218	219.5	1.5	0.21	0.7	0	0
	287	288	1	0.18	2.2	0.03	0
	320	324	4	0.02	0.79	0.03	0
	381	382.5	1.5	0.51	8.9	0.03	0.1
	393	394.5	1.5	0.09	1	0.02	0
	465	473.7	8.7	0.11	3.09	0.04	0
	503	506	3	0.12	0.55	0	0.2
	510.5	516.5	6	0.16	1.23	0	0.1

Note: True thickness has not been calculated for these holes.

The K2 mineralized breccia is open for drilling along strike for a presently undetermined length, and within a 200 to 300 meter wide horizon. This is the second large poly-metallic IOCG target zone that has emerged within the Eldorado & Contact Lake districts that are characterized by two to six different metals within a target horizon. We intend to conduct further drilling on the K2 Discovery Zone in 2007, to determine its potential as a significant poly-metallic bulk tonnage prospect.

In March 2007, we reported that we received the assay results from an additional seven drill holes from the summer/fall drill program at the South Echo Bay gossan ("Echo Bay Program") and from the Mag Hill VTEM anomaly ("Mag Hill Program") (figure 7). The Echo Bay and Mag Hill drill programs were designed to evaluate the silver, uranium and poly-metallic potential of this newly emerging mineralized region. The region is situated at the southern end of the southeast arm of Echo Bay and is viewed by us as having the potential to host bulk tonnage mineralization. The drill results were successful in intercepting significant silver mineralization beneath a large pyretic gossan. The silver is contained in pyrite, chalcopyrite veins and disseminations within a kilometer scale phyllic and potassic alteration halo. The alteration zone is peripheral to an extensive zone of intense magnetite-actinolite-apatite alteration that was intersected in all holes drilled in the Mag Hill Program. The South Echo Bay gossan silver-uranium target is located on our property, on the southern end of Echo Bay and 3 km due east of the Contact Lake Silver & Uranium mine.

We intersected 133 meters (439 feet) of 8.78 g/ton silver in hole number six in the Echo Bay silver discovery in Canada's Northwest Territories. This interval also includes 13.5 meters (44.6 feet) of 17.73 g/t silver, 6.0 meters (19.8 feet) of 22.13 g/t silver, 7.5 meters (24.7 feet) of 20.54 g/t within this interval. Hole number four intersected 37.5 meters (123.7 feet) of 20.69 g/t silver including a 3.0 meter high grade zone of 195.7 g/ton silver (6.29 oz/t). A further 1.5 meters (44.6 feet) of 51.1 g/t (1.64 oz/t) silver were intersected in hole number five.

We believe that the results of the drill holes from the Echo Bay Program and the drill holes from the Mag Hill Program confirms the extensive nature of hydrothermal alteration and mineralization in the Port Radium-Echo Bay-Contact Lake poly-metallic belt. All drill cores from the Echo Bay Program and the Mag Hill Program were prepared, bagged and sealed by our supervised personnel and were transported by plane to Acme Analytical Laboratories Ltd. ("ACME") in Yellowknife, NT where they were crushed and pulped, and then transported to ACME's main laboratories in Vancouver, British Columbia for assaying. ACME is a fully registered analytical lab compliant with the International Standards Organization (ISO) for quality assurance.

Highlights from significant mineralized down-hole intervals from the Echo Bay Program reporting significant high grade silver values, include drill hole number:

    CLEBG-06-04 intersected 37.5 meters (123.75 Feet) of 20.69 g/ton silver (.65 oz/t).
    Including 12 meters (39.6 feet) of 55.7 g/ton silver (1.79 oz/t).
    Including 3.0 meters (9.9 feet) of 195.7 g/ton silver.(6.29 oz/t).

    CLEBG-06-05 intersected 13.5 meters (44.5 feet) of 11.53 g/ton silver (0.15 ounces/ton).
    Including 1.50 meters (4.95 feet) of 51.10 g/t silver (1.64 oz/t).
    Including 28.5 meters (94 feet) of 10.31 g/t silver.
    Including 10.5 meters (34.6 feet) of 17.14 g/t silver.

    CLEBG-06-06 intersected 133.0 meters (439 feet) of 8.78 g/t silver. (0.28 ounces/ton).
    Including 9.0 meters of 21.32 g/ton silver (0.67 oz/t).
    Including 6.0 meters of 22.13 g/ton silver (0.69 oz/t).
    Including 7.5 meters of 20.54 g/ton silver (0.64 oz/t).

The Contact Lake & Eldorado district is being targeted by us for silver and uranium and poly-metallic exploration. The mineralization occurs within the same suite of volcano-plutonic rocks that host other poly-metallic zones in the Eldorado & Contact lake mineral belt, including the former El Bonanza Silver (Ag) and the Eldorado Uranium (U-Ag-Cu-Co-Ni-Bi) mines. Veins of the former Eldorado and Echo Bay mines are situated in metasedimentary rocks, near the margins and apices of porphyry stocks, between underlying batholiths and overlying volcanic rocks. The cores and intermediate zones of the hydrothermal systems that are responsible for these veins are possible loci for larger, more typical, bulk-mineable IOCG-type deposits. Additional drill results are pending and will be released when we receive them.

The accompanying table gives a summary of drilling highlights and assay results returned from seven holes reporting from the south Echo Bay Program at Contact Lake, NT.

SOUTH ECHO BAY GOSSAN DRILL SUMMARY (Holes 2, 4, 5, and 6)

DRILL HOLE RESULTS
	Interval		Length	Copper	Silver
	From	To		(Cu)	(Ag)
Drill Hole	(m)	(m)	(m)	(%)	(g/ton)
CLEBG-06-02	66.20	69.20	3.00	0.02	7.65
CLEBG-06-04	57.00	94.50	37.5	0.04	20.69
	81.00	93.0	12.0	0.01	55.70
	90.00	93.00	3.00	0.02	195.70
CLEBG-06-05	9.00	22.5	13.5	0.12	11.53
	18.0	19.5	1.5	0.58	51.10
	49.5	78.0	28.5	0.04	10.31
	55.5	66.0	10.5	0.04	17.14
	93.0	99.0	6.0	0.01	9.83
	135.0	139.5	4.5	0.04	5.2
	173.0	177.5	4.5	0.02	7.0
CLEBG-06-06	19.5	20.0	0.5	0.73	0.40
	19.5	20.5	1.0	0.42	0.30
	28.0	29.5	1.5	0.04	3.60
	34.0	35.5	1.5	0.04	3.10
	37.0	40.0	3.0	0.35	1.75
	47.5	180.5	133.0	0.02	8.78
	90.5	99.5	9.0	0.02	21.32
	90.5	104.5	13.5	0.01	17.73
	126.5	132.5	6.0	0.02	22.13
	144.5	152.0	7.5	0.01	20.54
	204.5	212.0	7.5	0.01	4.46
	298.0	300.5	2.5	0.27	0.48

No significant interval in drill holes number CLEBG-06-01, CLEBG-06-03, and CLEBG-06-07.

Note: True thickness has not been calculated for these holes.

466000
467000
7320000
7319000
7318000
7317000
N
S
E
W
460000
470000
Mag Hill Target Area
368033
158305
158368
158359
368213
368219
368221
158364
368208
368222
368226
368244
368065
368068
368067
368069
368237
368227
368229
368228
368230
368231
368072
0
500
1,000
Meters
ALBERTA STAR Development Corp.
CONTACT LAKE PROJECT
Assay Highlights from
Mag Hill Target Area, Contact Lake, NT
As Shown
5
Jan, 2007
TERRACAD LTD.
1.0 NAD 83 Z 12

2.  Port Radium - Glacier Lake Mineral Claims, NT

During the year ended November 30, 2005, we acquired a 100% undivided right, title and interest, subject to a 2% NSR, in four mineral claims, totalling 2,424.23 ha (5,987.85 acres) and located one half km southeast of Port Radium on Great Bear Lake, NT (figure 8), for a cash payments of $30,000 (paid) and the issuance of 360,000 of our common shares (issued and valued at $72,000). We may purchase one-half of the NSR for a one-time payment of $1,000,000.

The property contains a fully operational all-seasons airstrip and base camp, situated at Contact Lake. The Echo Bay claim (produced 23,779,178 ounces of silver) and the Port Radium - Eldorado claim (produced 15 million pounds of uranium and 8 million ounces of silver) are situated on our property. The Port Radium uranium belt was formerly one of Canada's principal producers of Pitchblende uranium in the 1930s and 1940s.

Our expenditures related to the Port Radium - Glacier Lake Mineral Claims can be summarized as follows:

	Cumulative amounts from inception to 30 November 2006 $	For the year ended November 30
		2006 $	2005 $	2004 $

Operating expenses
Camp and field costs	320,762	320,762	-	-
Consulting fees	27,477	27,477	-	-
Geology and engineering	22,896	22,896	-	-
Surveying	17,309	17,309	-	-
Transportation	866,963	866,963	-	-
Travel	6,274	6,274	-	-

	1,261,681	1,261,681	-	-

Acquisition costs	102,000	-	102,000	-

Recoveries	(417,099)	(417,099)	-	-

	946,582	844,582	102,000	-

In May 2006, we received formal approval from the Sahtu Land and Water Board for a second 25,000 meter "Class A-5 year drill permit at the Eldorado Iron oxide, copper, gold, silver, and uranium Project. We have completed all of the requirements for our drill permitting which included the finalization of a comprehensive First Nations Traditional Educational Knowledge Report ("TEK"). The TEK report was completed in collaboration with the Deline Land Corporation and was prepared with detailed input from many of the Sahtu Dene Elders from the community of Deline, NT.

In August 2006, we successfully completed a formal legal and land survey on our Glacier Lake silver and uranium properties. We formally submitted our legal plan of survey and application for lease, and notice of lease for the Glacier Lake mineral properties to the Government of Canada Mine Recorders office. The survey to lease was performed in accordance with Canadian Mining Regulations by Sub-Arctic Surveys Ltd. of Yellowknife, NT. The total lease claim survey area consists of 2,424.23 hectares (5,987.85 acres) and includes our Echo Bay Gossan and the Echo Bay Mine site.

In November 2006, we completed a preliminary sampling of the uranium-silver tailings and waste dumps located at the Company's Eldorado IOCG and uranium project. The tailings are from the former producing Eldorado uranium mine (1933-1960) and Echo Bay Uranium, silver, copper mines (1962-1982). These mines are located in our project area.

We completed a detailed sampling program of the Uranium-silver mine tailings and waste dumps and as a result of the sampling program we have begun preparation for a definition de-lineation drill program of the un-mined areas and extensions of the Eldorado uranium-silver mine to determine if there is a potential resource to support the recommencement of commercial production at the mine sites. Assay results are pending for copper, gold, silver, nickel, cobalt and uranium.

These mines are reported to have milled approximately 2.2 million tons of high grade uranium-silver ores leaving behind approximately 1.7 million tons of uranium-silver tailings. (Normin NTGO; SENES Report 2005). The Eldorado Uranium Mine formerly mined and produced 15,000,000 pounds of uranium at a head grade of 0.75% U308 and 8 million ounces of silver, plus, copper, nickel, lead at Eldorado, Port Radium commencing in 1933. The Echo Bay mine produced over 23,779,178 million ounces of silver at an average head grade of approximately 66 ounces per ton up until its closure in 1982.

Approximately 910,000 tons of uranium-silver tailings are currently contained in the Radium Lake and Cobalt Channel areas and additional 800,000 tons of silver tailings are stored in the McDonough Lake containment area (SENES/CDUT Report 2005). An estimated 170,000 tons of uranium tailings were placed in surface depressions and in the Silver Point area and the remaining 740,000 tons were placed in the Cobalt Channel area of the Great Bear Lake.

Preliminary assay results were completed by us under the supervision of Dr. H. Mumin Ph.D., P.Eng., our designated Qualified Person for the Eldorado & Contact Lake IOCG & uranium projects. The uranium-silver mine tailings samples were taken from 5 separate containment areas at 83 different sample sites produced the following results:

Eldorado / Echo Bay Mine - Uranium & Silver Tailings

Summary of Tailings Assays from Summer 2006 Field Work
	Number of	Copper (Cu)	U3O8	U3O8	Silver (Ag)	Cobalt (Co)	Nickel (Ni)
Location of Sampling	Samples	wt %	wt %	lb/t	g/t(Ounces/t)	wt %	wt %
Radium Lake Spill Zone	8	0.500	0.257	5.66	12 (0.38)	0.280	0.090
Radium Lake	16	0.254	0.062	1.37	70 (2.24)	0.060	0.026
McDonough Lake	44	0.143	0.025	0.55	131 (4.22)	0.035	0.045
	Average of 68	0.211%	0.061%	1.34	130 (3.30)	0.070%	0.046%

Labine Point Causeway	11	0.649	0.207	4.56	210 (6.76)	0.108	0.075
Great Bear Lake	4	0.295	0.041	0.90	878 (28.23)	0.031	0.050
	Average of 15	0.555%	0.163%	3.58	388 (12.49)	0.087%	0.068%

Labine Point Causeway	2 oversize	0.088	0.015	0.33	75 (2.40)	0.016	0.022
Radium Lake	5 oversize	0.240	0.108	2.38	31 (0.99)	0.126	0.055
	Average of 7	0.197%	0.081%	1.79	43 (1.40)	0.095%	0.046%

Eldorado / Echo Bay Mine - Uranium & Silver Tailings Summary

Average of 83 tailings sample sites at Port Radium
Copper (Cu)	U3O8	U3O8	Silver (Ag)	Cobalt (Co)	Nickel (Ni)
Wt %	wt %	lb/t	g/t(Ounces/t)	wt %	wt %
0.273%	0.079%	1.75	154 (4.96)	0.073%	0.050%

Notes:
*Sample spacing is irregular and taken where available
*Assay results are preliminary and subject to natural metal leaching and/or enrichment
*Tailings samples ranged in size from ~1 to 5 Kg
*Tailings from Radium Lake and Labine Point causeway are contaminated with waste rock and were sieved to -20 mesh to remove most of the waste rock gangue
*The oversize material (assumed waste rock) carries metal values
*The results of this work are interpreted to indicate that full tailings delineation and assaying is warranted

The sampling of tailings and drill core was prepared and analyzed in accordance with industry standards. All uranium-silver mine tailings samples were sent to ACME Analytical Laboratories located in Vancouver, BC for analysis. ACME is a registered analytical lab for analysis of ICP-MS and ICP-FA techniques.

We intend to quantify the precious metals situated in ground and in the surrounding surface waste areas and to assess the re-processing of the uranium-silver tailings and blending additional ore from the various project areas. The Company intends to work closely with Canadian Federal Government, Indian & Northern Affairs Canada, First Nations peoples and industry and the Company will commence any and all environmental baseline studies that would eliminate any environmental concerns and re-mediate any areas that would be currently affected by proposed development.

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

A summary of our claims can be found below:

Name	Tag Number	Size (ha)
GLAC 1	F54373	835.68
GLAC 2	F54374	731.57
ECHO	F54519	83.61
WATT	F59517	773.37

		2,424.23

Subsequent to fiscal 2006, in December 2006, we appointed SGS Lakefield Research Ltd. ("SGS"), to conduct mineral processing and metallurgical testing of silver & uranium tailings collected by us during the summer of 2006 from the Eldorado & Echo Bay silver and uranium mines. The SGS report is expected to include an investigation of the mineralogical properties, physical characterization, tailings composite, and an assessment of the leachability of the tailings to determine the potential recovery of uranium, silver, cobalt, nickel and copper. Uranium leaching will establish if the uranium values are economically leachable using conventional oxidative atmospheric acid leaching at ambient temperature. SGS is an ISO-accredited Canadian based research facility in Lakefield, Ontario that has extensive experience in mineral processing and metallurgical testing of base, precious metals and uranium.

In January 2007, we were advised by the Surveyor-General's office of the Department of Natural Resources that the legal survey to lease at the Glacier Lake uranium claims has been provisionally approved.

Also in January 2007, we reported that we intersected 5.0 meters (16.5 feet) of 0.22% U308 at Eldorado (figure 9). The latest results are from a recent nine-hole preliminary drill program completed in the fall of 2006. The program was designed to re-evaluate the economic potential of the former Eldorado-Echo Bay silver and uranium mines. The initial drill results from the first nine holes have discovered a new zone of hydrothermal and structurally controlled polymetallic vein breccias that are enriched in uranium, silver, gold, copper, nickel, cobalt, lead and zinc. The Eldorado uranium target is located on the Company's property, on the north side of Echo Bay. The completion of the drilling has confirmed additional widespread polymetallic and uranium mineralization. Seven drill holes intersected multiple zones of intensely altered and mineralized polymetallic breccias with disseminated and vein hosted mineralization. All drill cores were prepared, bagged and sealed by the our supervised personnel and were transported by plane to Acme Analytical Laboratories Ltd. ("ACME") in Yellowknife, NT where they were crushed and pulped, and then transported to ACME's main laboratories in Vancouver, British Columbia for assaying. Acme is a fully registered analytical lab for analysis by ICP-MS and ICP-FA techniques.

Highlights from significant mineralized down hole intervals from the seven new holes reporting include hole number:

  PR-06-03 intersected 1.5 meters (4.95 feet) of 0.15% U308 and within that 1.0 meter (3.3 feet) of 0.21% U308.

  PR-06-09 which intersected 5.0 meters (16.5 feet) of 0.22% U308 and within that 0.70% U308 over 1.5 meters (4.95 feet)as well as 1.05 % U308 over 1.0 meter (3.3 feet) and 2.07% U308 over 0.5 meters (1.65 feet).

Other significant poly-metallic IOCG style mineralized down hole intervals at Eldorado/Echo Bay district include:

  PR-06-01 which intersected 1.5 meters (4.95 feet) of 514.0 g/ton silver (16.54 ounces per ton) and 0.81% copper, 3.0 meters (9.9 feet) of 1.27% zinc and 20.8 g/ton silver, 15.37 meters (50.72 feet) of 0.61% lead, 0.35% zinc and 2.3 g/ton silver and 3.0 meters (9.9 feet) of 17.9 g/ton silver, 1.34% zinc.

  PR-06-02 13.5 meters (44.5 feet) of 3.7 g/ton silver, 0.67% zinc and 0.18% lead, and 1.5 meters of 5.5 g/ton silver, 4.1 g/ton gold, 1.47% zinc and 0.58% lead.

Previous mining in the Eldorado-Echo Bay district (1933-1960) exploited high-grade uranium, silver and copper mineralization that occurred locally as complex polymetallic arsenide and sulfide assemblages in quartz-carbonate veins. The arsenide-sulfide veins are also typically enriched in one or more metals including silver, uranium, nickel, cobalt, bismuth, gold, zinc, lead, and radium. Economic veins are hosted within East-North-East-striking structures and an extensive IOCG style poly-metallic hydrothermal alteration system.

The accompanying table gives a summary of drilling highlights and assay results returned from seven of nine holes reporting from Eldorado, NT. No significant intervals have been reported from holes PR-06-07 and PR-06-08.

ELDORADO Drill Summary (Holes 1,2,3,4,5,6,9)

DRILL HOLE RESULTS

	Interval		Length	Copper	Silver	Lead	Zinc
	From	To		(Cu)	(Ag)	(Pb)	(Zn)
Drill Hole	(m)	(m)	(m)	(%)	(g/ton)	(%)	(%)
PR-06-01	53.77	55.27	1.50	0.26	0.7	0.01	0.01
	68.77	70.27	1.50	0.03	1.6	0.25	0.10
	70.27	71.77	1.50	0.05	1.6	0.07	0.29
	110.45	132.45	22.00	0.07	1.9	0.16	0.29
	151.95	153.95	2.00	0.06	6.4	1.06	0.97
	152.95	153.95	1.00	0.09	9.4	1.95	1.43
	159.95	161.45	1.50	0.05	3.6	1.75	0.75
	151.95	167.32	15.37	0.06	2.3	0.61	0.35
	159.95	163.95	4.00	0.04	2.7	1.28	0.42
	162.95	163.95	1.00	0.07	3.8	2.07	0.27
	180.32	182.32	2.00	0.08	1.4	0.08	0.33
	184.32	186.32	2.00	0.09	3.7	0.17	0.64
	200.82	205.32	4.50	0.06	1.0	0.11	0.23
	250.00	255.00	5.00	0.03	4.2	0.13	0.33
	258.00	264.00	6.00	0.03	0.5	0.11	0.32
	261.00	262.50	1.50	0.04	0.8	0.18	0.44

	Interval		Length	Copper	Silver	Lead	Zinc
	From	To		(Cu)	(Ag)	(Pb)	(Zn)
Drill Hole	(m)	(m)	(m)	(%)	(g/ton)	(%)	(%)
PR-06-01	267.00	271.50	4.50	0.15	2.0	0.25	0.60
(continued)	379.50	382.50	3.00	0.04	1.0	0.03	0.22
	395.50	401.50	6.00	0.02	0.7	0.05	0.19
	406.00	409.00	3.00	0.04	1.0	0.11	0.25
	413.50	417.00	3.50	0.14	1.3	0.00	0.01
	420.00	421.50	1.50	0.05	2.7	0.20	0.95
	445.50	451.50	6.00	0.05	12.7	0.31	0.75
	445.50	448.50	3.00	0.04	20.8	0.50	1.27
	459.00	462.00	3.00	0.03	4.1	0.11	0.81
	465.00	466.50	1.50	0.81	514.0	0.01	0.05
	493.50	496.50	3.00	0.09	17.9	0.34	1.34

	Interval		Length	Copper	Silver	Lead	Zinc	Gold
	From	To		(Cu)	(Ag)	(Pb)	(Zn)	(Au)
Drill Hole	(m)	(m)	(m)	(%)	(g/ton)	(%)	(%)	(g/ton)
PR-06-02	54.0	57.0	3.00	0.05	1.9	0.09	0.21	-
	82.5	85.5	3.00	0.05	1.4	0.10	0.14	-
	100.5	105.0	4.50	0.04	0.4	0.00	0.01	-
	111.0	118.5	7.50	0.07	1.0	0.13	0.16	-
	111.0	112.5	1.50	0.10	1.9	0.47	0.47	-
	112.5	118.5	6.00	0.06	0.8	0.04	0.08	-
	121.5	139.5	18.00	0.04	1.4	0.18	0.37	0.22
	121.5	135.0	13.50	0.04	1.5	0.21	0.42	-
	127.5	129.0	1.50	0.19	4.5	1.08	0.77	-
	148.5	150.0	1.50	0.04	2.6	0.08	0.19	-
	151.5	156.0	4.50	0.05	4.4	0.32	1.37	-
	171.0	174.0	3.00	0.07	6.2	0.36	0.46	-
	172.5	174.0	1.50	0.08	11.7	0.65	0.70	-
	177.0	190.5	13.50	0.07	3.7	0.18	0.67	-
	180.0	183.0	3.00	0.10	7.5	0.37	1.50	-
	208.5	211.5	3.00	0.01	2.1	0.32	0.22	-
	208.5	210.0	1.50	0.01	3.4	0.56	0.27	-
	219.0	220.5	1.50	0.08	2.6	0.13	0.50	-
	237.0	238.5	1.50	0.09	1.2	0.16	0.26	-
	249.0	250.5	1.50	0.13	5.5	0.58	1.47	4.1
	244.5	252.0	7.50	0.12	2.7	0.18	0.45	0.82
	247.5	252.0	4.50	0.11	3.3	0.28	0.71	-
	267.0	268.5	1.50	0.20	1.7	0.04	0.35	-
	295.5	298.5	3.00	0.11	1.4	0.09	0.02	-
	363.0	364.5	1.50	0.36	14.1	0.02	0.03	0.20

	Interval		Length	Copper	Silver	Cobalt	Uranium
	From	To		(Cu)	(Ag)	(Co)	(U3O8)
Drill Hole	(m)	(m)	(m)	(%)	(g/ton)	(%)	(%)
PR-06-03	175.0	178.5	3.50	0.26	1.4	0.01	0.00
	228.0	229.5	1.50	0.68	1.0	0.00	0.15
	228.5	229.5	1.00	1.01	1.1	0.00	0.21
	324.5	326.0	1.50	0.57	1.0	0.00	0.00
	387.5	390.5	3.00	0.99	4.2	0.27	0.01
	387.5	388.5	1.00	0.09	4.0	0.79	0.03
	388.5	390.0	1.50	1.81	5.6	0.00	0.00

	Interval		Length	Copper	Silver	Lead	Zinc
	From	To		(Cu)	(Ag)	(Pb)	(Zn)
Drill Hole	(m)	(m)	(m)	(%)	(g/ton)	(%)	(%)
PR-06-04	71.5	73.0	1.50	0.04	0.6	0.02	0.09
	86.5	88.0	1.50	0.02	0.5	0.03	0.10
	92.5	95.5	3.00	0.02	1.1	0.21	0.42
	101.5	103.0	1.50	0.02	1.8	0.04	0.23
	175.0	176.5	1.50	0.03	0.5	0.01	0.12
	187.0	188.5	1.50	0.04	1.0	0.02	0.12
	226.0	227.5	1.50	0.03	0.5	0.02	0.11
	236.5	239.5	3.00	0.03	1.9	0.08	0.18
	241.0	242.5	1.50	0.06	0.8	0.01	0.20
	301.0	304.0	3.00	0.10	0.2	0.00	0.02

	Interval		Length	Copper	Silver	Zinc
	From	To		(Cu)	(Ag)	(Zn)
Drill Hole	(m)	(m)	(m)	(%)	(g/ton)	(%)
PR-06-05	24.0	25.5	1.50	0.25	0.4	0.06
	115.5	120.0	4.50	0.03	0.6	0.18
	292.5	294.0	1.50	0.02	0.2	0.01
	356.5	359.5	3.00	0.36	0.4	0.02
	366.0	367.5	1.50	0.68	0.2	0.02
	370.5	385.5	15.00	0.11	<.1	0.01
	374.5	376.0	1.50	0.32	0.5	0.01
	374.5	375.0	0.50	0.91	0.3	0.00
	375.5	376.0	0.50	0.04	1.0	0.01
	380.0	384.5	4.50	0.23	0.2	0.01
	380.0	380.5	0.50	0.60	0.3	0.03
	438.5	440.0	1.50	0.06	1.1	0.27

	Interval		Length	Copper	Silver	Zinc
	From	To		(Cu)	(Ag)	(Zn)
Drill Hole	(m)	(m)	(m)	(%)	(g/ton)	(%)
PR-06-06	99.0	100.5	1.50	0.19	0.7	0.03
	232.5	234.0	1.50	0.02	0.8	0.40
	283.5	286.5	3.00	0.00	0.1	0.15
	288.0	291.0	3.00	0.01	0.4	0.54
	399.0	406.5	7.50	0.03	0.4	0.18
	403.5	406.5	3.00	0.02	0.4	0.20
	418.5	423.0	4.50	0.39	1.0	0.02

	Interval		Length	Copper	Silver	Cobalt	Lead	Zinc	Nickel	Uranium
	From	To		(Cu)	(Ag)	(Co)	(Pb)	(Zn)	(Ni)	(U3O8)
Drill Hole	(m)	(m)	(m)	(%)	(g/ton)	(%)	(%)	(%)	(%)	(%)
PR-06-09	105.5	110.5	5.00	0.18	0.5	0.00	0.03	0.01	0.00	0.22
	105.5	107.0	1.50	0.37	0.9	0.01	0.10	0.02	0.01	0.70
	106.0	107.0	1.00	0.54	1.3	0.01	0.15	0.01	0.00	1.05
	106.0	106.5	0.50	0.95	2.0	0.03	0.29	0.02	0.01	2.07
	108.5	110.5	2.00	0.17	0.4	0.00	0.00	0.01	0.00	0.01
	128.5	131.0	2.50	0.50	0.2	0.00	0.00	0.02	0.00	0.02
	129.5	130.0	0.50	0.73	0.3	0.00	0.00	0.02	0.00	0.06
	378.5	380.0	1.50	0.03	0.1	0.01	0.01	0.20	0.01	0.00
	387.5	389.0	1.50	0.36	1.5	0.01	0.07	0.08	0.01	0.00
	419.0	429.5	10.50	0.03	0.4	0.01	0.02	0.22	0.01	0.00
	428.0	429.5	1.50	0.05	0.8	0.01	0.02	0.55	0.01	0.00
	450.5	453.5	3.00	0.36	3.1	0.20	0.02	0.08	0.04	0.00
	450.5	452.0	1.50	0.58	4.7	0.38	0.02	0.05	0.06	0.00

Note: True thickness has not been calculated for these holes.

In February 2007, we reported that we received the results from a five-hole summer/fall 2006 preliminary drill program at Echo Bay (figure 10). The program was designed to re-evaluate the economic potential of the former Eldorado-Echo Bay silver and uranium mining district. The initial drill results discovered a new zone of hydrothermal and structurally controlled poly-metallic vein breccias that are enriched in silver, copper, nickel, cobalt, lead and zinc. The Echo Bay silver-uranium target is located on our property, on the north side of Echo Bay. The Company has intersected 10.5 meters (34.7 feet) of 117.1 g/ton silver (3.77 ounces per ton), 0.14% copper, 0.46% lead. 0.21% zinc and 0.18% nickel at Echo Bay in Canada's Northwest Territories. This interval also included 5.0 meters (16.5 feet) of 237.9 g/ton silver (7.65 ounces per ton), 0.24% copper, 0.45% lead, 0.20% zinc, 0.37% nickel and 0.09% cobalt which includes 1.50 meters (4.95 feet) of 739.5 g/ton silver (23.79 ounce/ton), 0.19% copper, 0.56% lead, 0.45% zinc, 1.20% nickel, 0.22% cobalt. A half meter zone of high grade 2,186.0 g/ton silver (70.33 ounce per/ton), 0.78% zinc, 3.57% nickel, 0.31% copper and 0.65% cobalt was also intersected in this interval.

Completion of the five drill holes confirms additional poly-metallic mineralization at Echo Bay. Three of five drill holes intersected multiple zones of altered and highly mineralized poly-metallic breccias with disseminated and vein hosted copper, silver, cobalt, nickel, lead and zinc mineralization. One hole was abandoned and one did not return significant results. All drill cores were prepared, bagged and sealed by our supervised personnel and were transported by plane to Acme Analytical Laboratories Ltd. ("ACME") in Yellowknife, NT where they were crushed and pulped, and then transported to ACME's main laboratories in Vancouver, British Columbia for assaying. Acme is a fully registered analytical lab compliant with the International Standards Organization (ISO) for quality assurance.

Highlights from significant mineralized down-hole intervals from the three new holes reporting significant values, include hole number:

    EBM-06-02 intersected 10.5 meters (34.7 Feet) of 117.1 g/ton silver (3.77 ounces per ton), 0.14 copper, 0.46% lead, 0.21% zinc and 0.18% nickel including 5.0 meters (16.5 Feet) of 237.9 g/ton silver (7.65 ounces per ton), 0.24% copper, 0.45% lead, 0.20% zinc, 0.37% nickel, 0.09% cobalt, including 1.50 meters (4.95 feet) of 739.5 g/ton silver (23.79 ounces per ton), 0.30% copper, 0.47% lead, 0.45% zinc, 1.20% nickel, 0.22% cobalt.
    including 0.50 meters (1.65 Feet) of 2186.0 g/ton silver (70.33 ounces per ton), 0.78% zinc, 3.57% nickel, 0.31% copper, 0.65% cobalt.
    EBM-06-03 intersected 22.50 meters (73.8 feet) of 2.7 g/ton silver, 0.21% lead, 0.72% zinc.

Other significant poly-metallic IOCG style mineralized down-hole intervals at: EBM-06-02 included 3.0 meters (9.9 feet) of 1.26% lead, 2.75% zinc and 8.2 g/ton silver.

The Echo Bay Mine district is being targeted for silver and uranium exploration. The mineralization occurs within the same suite of volcano-plutonic rocks that host other poly-metallic zones in the Eldorado & Contact lake mineral belt, including the former El Bonanza Silver (Ag) and the Eldorado Uranium (U-Ag- Cu- Co- Ni- Bi) mines. Veins of the former Eldorado and Echo Bay mines are situated in metasedimentary rocks, near the margins and apices of porphyry stocks, between underlying batholiths and overlying volcanic rocks. The cores and intermediate zones of the hydrothermal systems that are responsible for these veins are possible loci for larger, more typical, bulk-mineable IOCG-type deposits. Additional drill results are pending and will be released when they are received by us.

The accompanying table gives a summary of drilling highlights and assay results returned from three out of five holes reporting from Echo Bay at Eldorado, NT.

ECHO BAY Drill Summary (Holes 2-3-5)
DRILL HOLE RESULTS

	Interval		Length	Copper	Silver	Zinc	Nickel	Cobalt	Lead
	From	To		(Cu)	(Ag)	(Zn)	(Ni)	(Co)	(Pb)
Drill Hole	(m)	(m)	(m)	(%)	(g/ton)	(%)	(%)	(%)	(%)
EBM-06-02	92.0	98.0	6.00	0.03	2.8	0.26	0.00	0.02	0.13
	113.0	114.5	1.50	0.05	2.6	0.24	0.00	0.01	0.08
	116.0	118.0	2.00	0.04	12.4	0.45	0.01	0.02	1.20
	121.5	123.0	1.50	0.19	739.5	0.45	1.20	0.22	0.56
	123.5	126.5	3.00	0.30	26.8	0.11	0.01	0.03	0.47
	116.0	126.5	10.50	0.14	117.1	0.21	0.18	0.05	0.46
	122.5	123.0	0.50	0.31	2186.0	0.78	3.57	0.65	0.13
	121.5	126.5	5.00	0.24	237.9	0.20	0.37	0.09	0.45
	135.5	137.0	1.50	0.16	8.3	2.33	0.03	0.03	1.21
	143.0	147.5	4.50	0.09	2.1	0.21	0.01	0.03	0.07
	168.5	181.5	13.00	0.17	3.0	0.57	0.01	0.02	0.41
	229.0	232.0	3.00	0.09	8.2	2.75	0.01	0.03	1.26
	232.0	241.5	9.50	0.05	1.3	0.09	0.03	0.02	0.04
	239.5	240.5	1.00	0.06	1.4	0.35	0.03	0.02	0.13
	244.5	250.5	6.00	0.06	1.1	0.37	0.03	0.02	0.03
	244.5	247.5	3.00	0.05	1.5	0.74	0.02	0.01	0.06

	Interval		Length	Copper	Silver	Zinc	Nickel	Cobalt	Lead
	From	To		(Cu)	(Ag)	(Zn)	(Ni)	(Co)	(Pb)
Drill Hole	(m)	(m)	(m)	(%)	(g/ton)	(%)	(%)	(%)	(%)
EBM-06-03	136.5	138.0	1.50	0.01	0.8	0.12	0.00	0.01	0.01
	150.0	151.5	1.50	0.24	1.4	0.13	0.01	0.01	0.03
	163.0	165.3	2.25	0.11	2.8	0.12	0.02	0.02	0.04
	178.5	181.1	2.55	0.01	1.0	0.02	0.00	0.01	0.33
	211.5	213.0	1.50	0.35	2.2	0.14	0.02	0.01	0.02
	279.5	285.5	6.00	0.06	0.9	0.05	0.03	0.01	0.03
	288.5	299.0	10.50	0.07	1.8	0.36	0.03	0.02	0.12
	295.5	297.5	2.00	0.07	4.4	0.98	0.05	0.06	0.21
	314.0	336.5	22.50	0.06	2.7	0.72	0.02	0.02	0.21
	314.0	324.5	10.50	0.07	3.3	0.73	0.02	0.02	0.15
	330.5	332.5	2.00	0.05	1.8	0.21	0.05	0.04	0.08
	327.5	336.5	9.00	0.05	2.3	0.91	0.02	0.02	0.34
	354.7	357.5	2.80	0.03	1.0	0.34	0.02	0.01	0.17
	362.0	372.0	10.00	0.06	0.8	0.02	0.03	0.01	0.01
	430.0	433.0	3.00	0.09	1.3	0.20	0.02	0.01	0.01

	Interval		Length	Copper	Silver	Zinc	Nickel	Cobalt	Lead
	From	To		(Cu)	(Ag)	(Zn)	(Ni)	(Co)	(Pb)
Drill Hole	(m)	(m)	(m)	(%)	(g/ton)	(%)	(%)	(%)	(%)
EBM-06-05	4.0	8.0	4.00	0.32	1.0	0.04	0.01	0.01	0.01
	10.5	12.0	1.50	0.16	0.6	0.03	0.00	0.01	0.01

Note: True thickness has not been calculated for these holes.

3.  Port Radium - Crossfault Lake Mineral Claims, NT

During the year ended November 30, 2005, we acquired a 100% undivided right, title and interest in 1,447.26 ha (3,574.73 acres) called the Port Radium - Crossfault Lake Mineral Claims (figure 11), subject to a 2% NSR and by paying $60,000 (paid) and issuing 450,000 of our common shares (issued and valued at $297,000). We may purchase one-half of the NSR for a one-time payment of $1,000,000.

The Crossfault Lake claim block, located to the north of Contact Lake Project, includes five contiguous claims located on the east side of Great Bear Lake, which include over 40 different metallic minerals, as identified by past geologists. The Port Radium uranium belt was formerly one of Canada's principal producers of Pitchblende uranium in the 1930s and 1940s.

Total expenditures related to the Port Radium - Crossfault Lake Mineral Claims consist of acquisition costs of $357,000, made during the year ended November 30, 2005.

A summary of our claims can be found below:

Name	Tag Number	Size (ha)
GOSSAN 1	F91851	418.04
GOSSAN 2	F91858	418.04
CROSS	F91458	33.44
RAD 1	F91859	253.76
RAD 2	F91860	323.98

		1,447.26

455000
460000
7335000
7330000
7325000
N
W
E
S
Great Bear Lake
RAD 1
F91859
CROSS FAULT
GOSSAN 2
F91858
CROSS
F91458
ECHO BAY
RAD 2
F91860
ELDORADO
Legend
Past Producing Mine
Crossfault Lake Mineral Claims
GOSSAN 1
F91851
0
1,000
2,000
3,000
Meters
EL BONANZA
ALBERTA STAR DEVELOPMENT CORP
Project Map
Title:
Crossfault Lake Mineral Claims
Scale:
As Shown
Design:
Figure:
11
Date:
Mar, 2006
Drawing:
TERRACAD LTD.
Rev:
1.0 NAD 83 Z 11

4.  Port Radium - Eldorado Mineral Claims, NT

During the year ended November 30, 2005, we entered into an agreement with South Malartic Exploration Inc. ("South Malartic") to purchase a 50% undivided right, title and interest in three mineral leases, totalling in 106.53 ha (263.13 acres) called the Eldorado Uranium Mine Mineral Leases (figure 12), for a cash payment $20,000 (paid). Acquisition of the properties also entitled us to all property and historical data in South Malartic's possession, including reports, maps, historical uranium production records, and uranium assay reports.

The property is located on Labine Point at Port Radium, NT. Starting in 1933, the mine produced 15 million pounds of high grade uranium and 8 million ounces of silver, plus copper, nickel, radium, lead and polonium. The mine currently has about 40 km of existing underground workings on 14 levels.

Total expenditures related to the Port Radium - Eldorado Uranium Mineral Claims consist of acquisition costs of $20,000, made during the year ended November 30, 2005.

J. Fingler, P.Geo., of Vancouver, British Columbia completed a National Instrument 43-101 compliant technical report dated August 10, 2006 ("Technical Report") on the Eldorado-Port Radium Property. The Technical Report provides a comprehensive description of the Eldorado-Port Radium Property including previous work, geology and mineralization and also makes recommendations for further work on the Property.

A summary of our claims can be found below:

Name	Tag Number	Size (ha)
ELDORADO	Lease 3032	30.32
ELDORADO	Lease 3033	44.81
ELDORADO	Lease 3034	31.40

		106.53

455000
N
W
E
S
7335000
7335000
Legend
Past Producing Mine
Eldorado Mineral Leases
Great Bear Lake
3034
3033
3032
CROSS FAULT
ECHO BAY
ELDORADO
7330000
7330000
0
1,000
2,000
Meters
ALBERTA STAR DEVELOPMENT CORP
Project Map
Title:
Eldorado Mineral Claims
Scale:
As Shown
Design:
Figure:
12
Date:
Mar, 2006
Drawing:
TERRACAD LTD.
Rev:
1.0 NAD 83 Z 11

5.  North Contact Lake Mineral Claims - Contact Lake, NT

During the year ended November 30, 2006, we acquired a 100% interest in 11 contiguous claims, comprising 5,867.23 ha (14,492.06 acres), called the North Contact Lake Mineral Claims, in the Port Uranium Belt located on Contact Lake on the east side of Great Bear Lake, NT (figure 13). The acquisition increases our Eldorado & Contact Lake Mineral IOCG & Uranium Project to 20,446.82 ha (50,503.65 acres).

The purchase from three individuals is subject to a 2% NSR, and includes our issuance of 250,000 shares (issued and valued at $182,500) and payment of $75,000 (paid). We may also purchase one half of the NSR for a one-time payment of $1,000,000.

The property is the northern extension of the Contact Lake Project and includes the Contact Lake - Echo Bay Stato-volcanic complex, having hundreds of known or recorded copper, gold, silver, nickel, cobalt, REE and high grade uranium occurrences identified in Proterozoic rocks.

Total expenditures related to the North Contact Lake Mineral Claims consist of acquisition costs of $257,500 made during the year ended November 30, 2006.

A summary of our claims can be found below:

Name	Tag Number	Size (ha)
EC 1	F98661	250.82
EC 2	F98662	731.57
EC 3	F98663	836.08
EC 4	F98664	587.35
EC 5	F98665	55.60
EC 6	F98666	192.30
EC 7	F98667	477.82
EC 8	F98668	1,045.10
EC 9	F98669	1,045.10
EC 10	F98670	627.06
EC 24	F98369	18.43

		5,867.23

460000
465000
470000
N
W
E
S
7335000
7330000
7325000
7320000
EC 10
F98670
EC 7
F98667
EC 8
F98668
EC 9
F98669
EC 6
F98666
EC 5
F98665
EC 4
F98664
EC 3
F98663
EC 2
F98662
EC 1
F98661
EC 24
F98369
CONTACT LAKE
Legend
Past Producing Mine
North Contact Lake Claims
0
1,000
2,000
3,000
Meters
ALBERTA STAR DEVELOPMENT CORP
Project Map
Title:
North Contact Lake Mineral Claims
Scale: As Shown
Design: .
Figure: 13
Date: Mar, 2006
Drawing: TERRACAD LTD.
Rev: 1.0 NAD 83 Z 11

6.  Longtom Property - Longtom Lake, NT

By way of an option agreement dated February 12, 1998, Mongolia Gold Resources Ltd. ("Mongolia Gold"), now known as Tyhee Development Corp. ("Tyhee"), granted us an option to acquire a 50% interest, subject to a 2% NSR in favour of Tyhee, in a group of contiguous mining claims known as the Longtom Property.

The interest covers an area of 361.38 ha (892.61 acres) which is located about 350 km northwest of Yellowknife, NT (figure 14). At the time of the transaction, we did not have any directors in common with Mongolia Gold.

We exercised this option by incurring expenditures on the Longtom Property of $200,000, by issuing 4,000,000 common shares in our capital stock to Mongolia Gold and by paying surveying, filing and camp maintenance costs totalling $30,000. We have the option to acquire the remaining 50% interest, subject to a 2% NSR, in the Longtom Property from Tyhee by paying $315,000. We may exercise this option at any time, though we are compelled to exercise the option within 90 days from the date that we have incurred $5,000,000 in exploration expenditures on the Longtom Property ($1,403,164 incurred, as of November 30, 2006). At our option, we may pay half of the exercise price in our common shares. The deemed price of our common shares would be the average TSX-V closing market price of our shares on the five trading days immediately preceding and the five trading days immediately following the date that the option exercise is triggered. We have the right to joint venture the entire 100% interest in the Longtom Property prior to the exercise of the option.

During the year ended November 30, 2003, we entered into a non-binding letter of intent with Fronteer Development Group Inc. ("Fronteer"), which furnishes Fronteer with up to a 75% interest in the property, by paying $15,000 in cash over 3 years ($15,000 received) and incurring exploration expenditures of $500,000 ($500,000 incurred).

Our expenditures related to the Longtom Property are summarized as follows:

	Cumulative amounts from inception to 30 November 2006 $	For the year ended November 30
		2006 $	2005 $	2004 $
Operating expenses
Assays	335	-	335	-
Camp and Field costs	147,024	-	-	-
Consulting fees	190,273	-	10,359	125,948
Drilling	210,057	-	-	-
Geology and engineering (recovery)	419,891	893	2,194	(11,624)
Travel	322,529	-	12	20,489

	1,290,109	893	12,900	134,813

Recoveries	(52,497)	(4,000)	(3,000)	(8,000)

Sales of mineral property interests	(55,000)	-	-	-

Write-off of mineral properties and related costs	220,552	-	-	-

	1,403,164	(3,107)	9,900	126,813

The Longtom Property is located 50 km southeast of Great Bear Lake, NT.

The area comprising the property was not explored in detail until 1985 when Central Electricity Generating Board Exploration (Canada) Ltd. ("CEGB") conducted a three-year intensive program.

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

The 1988 exploration program on the Longtom Property included drilling of 1,016 meters in 16 holes at the Damp-Fog grid. The drilling comprised 12 holes totalling 808 meters on the exposed part of the Damp breccia zone and its strike projection to the east, two holes totalling 104 m on a conductor zone at the northwest end of Seahorse Lake and one hole of 52 meters on the Fog and DW uranium showings.

Surface working during 1988 on an island and west shore of Devil's Lake resulted in the discovery of showings containing significant amounts of copper, molybdenum, cobalt, gold, silver, arsenic and nickel. Most of the showings were magnetite-bearing veins, but one occurrence of copper/molybdenum appears to be granite-related or porphyry copper-type. The results of the exploration were regarded as not sufficiently encouraging in view of declining uranium prices at that time. Consequently, CEGB allowed the prospecting permits to lapse, but retained the Damp claim.

In 1996, Mongolia Gold acquired the Longtom Property and conducted a surface exploration program that included examination of old and new showings, a resampling of the Damp breccia zone and an airborne multiparameter geophysical survey of the property. Channel cut sampling of the Damp breccia zone confirmed the polymetallic nature of the prospect, but gold assays were somewhat lower than the corresponding ones reported by CEGB. Prospecting and trenching in the Devil's Lake area revealed extensions of gold-bearing arsenopyrite veins, adding to the exploration potential of the area.

Mongolia Gold drilled four holes totalling 944.6 meters on the Damp breccia zone in early 1997; three of the holes intersected mineralization. The drilling extended the copper-cobalt-silver-uranium-gold-bismuth mineralization to 150 meters, deeper than tested previously. The mineralized zone is open at depth. The drilling also encountered several mineralized intersections in other previously unknown parts of the breccia zone.

Upon optioning the Longtom Property in 1998, we conducted a Phase I exploration program on the property consisting of 157 km of line cutting on a control grid covering a 12 km long "target belt," originating at the Damp showing. A follow-up ground magnetic survey was also completed which more precisely defines the magnetic anomalies on the showing.

In October 2002, we conducted a gravity survey of the Longtom Property to detect potential anomalies caused by the presence of iron oxide, copper and gold mineralization. The ground-helicopter supported gravity survey was conducted over selected portions of the 7,948.84 hectares claim-block. The data obtained from the survey is complimented by gravity data collected for Hudson's Bay Exploration and Development Co. Ltd. in 2000 along the shores of Longtom Lake, and by a comprehensive regional 10 km by 10 km gravity survey completed by the Geological Survey of Canada. The objective of the survey was to map the distribution of large masses of variable density.

A total of 243 detailed gravity stations were recorded at 500 m and some detail infill stations at 250 m. The gravity survey confirmed the extent of what may be economic mineralization along a large structurally controlled faulting system. The results show two significant 2.5-3.0 milligal gravity anomalies. These two gravity anomalies are coincident with the strong magnetic anomalies. The gravity anomalies occur along a 7.5 km long trend and are up to 1.5 km in width. Combined gravity, magnetic and radiometric anomalies are a common targeting criterion for iron-oxide/copper/gold mineralization, a necessary component used to identify an economic ore body.

In 2003, we conducted a 12 hole, 2,634 m drill program on the Longtom Property. Two hundred forty three drill core samples were analyzed for 36 elements by a registered analytical laboratory using standard assay techniques. Drill testing confirmed the polymetallic nature of the property with appreciable copper, gold, cobalt, silver, uranium and iron over considerable areas. Additional drilling is recommended to determine whether or not the Longtom Property hosts economic uranium mineralization.

On September 14, 2004, we announced that drilling had intersected high-grade uranium mineralization. During July and early August 2004, Fronteer completed a nine hole NQ diamond drilling program, realizing 2,132 meters of drilling designed to target iron oxide copper gold ("IOCG") style mineralization, during which high grade uranium mineralization was found. Fronteer's drilling intersected 1.68% U3O8 over three meters and 0.16% U3O8 over one meter at a depth of 51 meters in the same hole.

Previous drill programs by other operators had previously intersected high-grade uranium. Specifically, within a 300 meters radius of the Fronteer drilling, eight past drilling holes had intersected uranium mineralization. Based on these historical results, there is an implied near-surface uranium system of size and high-grade potential.

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

During fiscal 2006, we let the following nine property claims lapse:

Claim Name	Tag Number	Size (ha)
WET 1	F59401	376.24
WET 2	F59402	689.77
WET 3	F59403	940.59
WET 4	F59404	522.55
WET 5	F59405	1,003.30
WET 6	F59406	1,003.30
DEV 1	F59422	1,024.20
DEV 2	F48179	1,024.20
DEV 3	F49139	1,003.30

		7,587.45

A summary of our Damp mineral lease claim can be found below:

Claim Name	Tag Number	Size (ha)
DAMP	ML3759	361.38

465000
470000
475000
N
W
E
S
7230000
7225000
7220000
7215000
ML3759
Damp Claim Lease
Longtom Lake
Zebulon Lake
0
2,000
4,000
Meters
ALBERTA STAR DEVELOPMENT CORP
Project Map
Title:
Longtom Claim Map
Scale: As Shown
Design:
Figure: 14
Date: Mar, 2006
Drawing: TERRACAD LTD.
Rev: 1.0 NAD 83 Z 11

7.  Longtom Property (Target 1) - Longtom Lake, NT

In the year ended November 30, 2003, we acquired a 50% interest in the Longtom Property (Target 1) for issuing 200,000 of our common shares to the vendor and by paying $15,000. The claim is located on the east side of Longtom Lake and covers 721.42 ha (1,781.90 acres). Figure 15 shows the Target 1 claim boundaries. Figure 16 shows the geology of the Longtom Properties.

This area is part of what is known as the Great Bear Magmatic Zone (Figure 13), a north-trending belt 350 km long and 120 km wide, 350 km southeast of Yellowknife that experiences long, cold winters and short, warm summers.

Travel to the Target 1 claim can be accessed via aircraft. As of December 31, 2004, it was known that no electricity was available at the site and that surface water was plentiful within the boundaries of the property. No known mineralization had been found in this target, nor were there any known resources or reserves; sufficiency of surface rights and availability of power, water, tailings storage and waste disposal areas, heap leach pad sites and potential processing plant sites had not been addressed.

The potential of the Target 1 claim is based upon our exploration results of the Longtom Property.

Total expenditures related to the Longtom Property (Target 1) can be summarized as follows:

	Cumulative amounts from inception to 30 November 2006 $	For the year ended November 30
		2006 $	2005 $	2004 $
Operating expenses
Consulting fees	21,648	-	9,468	12,180
Geology and engineering	2,103	-	2,103	-

	23,751	-	11,571	12,180

Acquisition of mineral property interests	71,000	-	-	-

Recoveries	(3,530)	-	(3,530)	-

	91,221	-	8,041	12,180

A summary of our claim can be found below:

Claim Name	Tag Number	Acreage
TARGET 1	F71013	1,781.90

465000
470000
7235000
7230000
7225000
7220000
N
W
E
S
TARGET 1
(F71013)
Longtom Lake
Zebulon Lake
0
2,000
4,000
Meters
465000
ALBERTA STAR DEVELOPMENT CORP
Project Map
Title:
Target 1 Claim Map
Scale:
As Shown
Design:
Figure:
15
Date:
Mar, 2006
Drawing:
TERRACAD LTD.
Rev:
1.0 NAD 83 Z 11

LEGEND:
7 Diabase dyke (7di)
6 Granite - granodiorite (6G), biotite - hornblende bearing
5 Monzonite - monzodiorite-syenogranite (5Qm)
4 Dacite flows (4Rt) and rhyodacitic lithic tuff (4Ldi)
3 Quartz monzonite (3Gm)
2 Volcaniclastic sediments 2Q: Quartzite, 2Sst: Siltstone, 2Gw: Greywacke and arkose
1 Volcanic rocks 1Rd: Rhyodacite ignimbrite, 1Ad: Andesite, 1Ab: Basalt
N
LONGTOM LAKE
Tornado Lake
CAMP
DAMP SHOWING
TARGET 1
Target 1 Claim
Target Lake
ZEBULON RIVER
Zebulon Lake
DEVIL'S LAKE
724000 N
719000 N
475000m E
466000m E
Scale
0
2 km
ALBERTA STAR DEVELOPMENT CORP.
Longtom Target1 Project
TITLE:
Geology and Mineral Occurences
LOCATION: Longtom - NWT
FIGURE : 16
DATE: Mar. 2007
SCALE: As Shown
DRAWN: TerraCAD 2007
Datum: NAD 83 Zone 11
To accompany Report on Target 1 Claim
January 15, 2005,
By Erik Ostensoe, P.Geo..

8.  MacInnis Lake Property - MacInnis Lake, Northwest Territories

During the year ended November 30, 2005, we acquired a 100% interest in twelve mineral claims called the MacInnis Lake Uranium Claims for cash payments of $60,000 (paid) and the issuance of 300,000 of our common shares (issued and valued at $70,500). The claims, depicted in figure 17 are subject to a 2% NSR. The claims are comprised of 7,670.07 ha (18,945.07 acres). We are able to purchase one-half of the NSR for a one-time payment of $1,000,000.

We also acquired a 100% interest in three additional claims, totalling 2,926.28 ha (7,227.91 acres) and adjacent to the MacInnis Lake Property, subject to a 2% NSR, payment of $40,000 (paid) and issuing 350,000 of our shares (issued and valued at $87,500). After completion of both of the transactions, the MacInnis Lake Property covers 10,596.35 ha (26,172.98 acres).

In 2005, we also entered onto an option agreement with Max Resource Corp. ("Max Resource"), whereby Max Resource may earn up to a 50% undivided, right, title and interest in the MacInnis Lake Property by paying us $30,000 cash ($15,000 paid), issuing us 200,000 common shares of their company (received and valued at $82,000) and completing $2 million in exploration work over five years according to the following schedule:

  Pay $15,000 on signing (received);
  Pay $15,000 and incur exploration expenditures of $750,000 ($319,748 to date) by April 1, 2006;
  Incur cumulative exploration expenditures of $1,000,000 by April 1, 2007;
  Incur cumulative exploration expenditures of $1,250,000 by April 1, 2008;
  Incur cumulative exploration expenditures of $1,500,000 by April 1, 2009; and
  Incur cumulative exploration expenditures of $2,000,000 by April 1, 2010.

In addition to the above, Max Resource is responsible for all cash payments to the underlying property vendor during the option period. We are the operator of the project and as such, incur all costs and recover the costs from Max Resource until such time as Max Resource has earned into the project.

We have halted exploration activities on this property pending resolution and governmental clarification of permit issues in this region.

Our expenditures related to the MacInnis Lake Property can be summarized as follows:

	Cumulative amounts from inception to 30 November 2006 $	For the year ended November 30
		2006 $	2005 $	2004 $
Operating expenses
Consulting fees	71,026	1,500	69,526	-
Geology and engineering	12,176	1,731	10,445	-
Surveying	213,025	-	213,025	-
Travel	8,734	-	8,734	-

	304,961	3,231	301,730	-

Acquisition costs	258,000	-	258,000	-

Recoveries	(349,748)	(15,000)	(334,748)	-

	213,213	(11,769)	224,982	-

The MacInnis Lake uranium block is located in the Nonacho Basin, 150 km northeast of Fort Smith, which is 275 km southeast of Yellowknife, NT. The area contains 28 known high-grade uranium showings, discovered between 1954 and 1988, by previous explorers Cominco, Shell, PNC and Uranerz. The basin itself is a sandstone terrain of the Proterozoic age, geographically analogous with the Athabasca Basin in Northwest Saskatchewan.

In June 2005, an airborne survey was completed of the area by Fugro Airborne Surveys, with a focus on uranium deposits discovery and a emphasis on unconformity related deposits. The surveys covered 950 line km along east-west orientation, with 200 meters spacings, using a specially modified Dash-7 aircraft. Max Resources also planned regional mapping, trenching, review of archived drill data and follow up ground geophysics. Diamond drilling will commence upon receipt of the necessary permits.

A summary of our claims can be found below:

Name	Tag Number	Size (ha)
KULT 2	F90257	1,045.10
KULT 3	F90258	1,045.10
KULT 4	F70809	836.08
KULT 5	F90260	1,045.10
INN 2	F79832	167.22
INN 3	F79833	250.74
INN 4	F79834	940.59
INN 5	F67474	940.59
INN 6	F79836	652.98
INN 7	F79837	1,024.20
INN 8	F79838	1,003.30
INN 9	F79839	42.20
INN 10	F79840	235.43
INN 11	F79808	1,024.00
INN 12	F79809	343.72
		10,596.35

540000 mE
544000 mE
548000 mE
6808000 mN
6804000 mN
6800000 mN
6796000 mN
Taltson River
RGnM
INN 4
INN 3
Taltson 8771
BRAGON
INN 2
ACE
KULT 5
ISLAND
NTh
WELCH
DUSSEAULT
NTa
INN 6
INN 7
INN 8
INN 9
INN 10
INN 11
INN 12
INN 5
KULT 4
KULT 3
KULT 2
MacInnis Lake
Trench E
Trench D
Trench A, B
Trench C
Maurice 6
KULT 49
Maurice 3
MacInnis 2692
MacInnis 2691
Maurice 2
COLE
COLE W
KULT 82
MOFFAT
My
MacInnis 1523
MacInnis 1539
Maurice 12
MacInnis 2111
MacInnis 2110
Maurice 14
NThy
KULT
D, Gb
NHj
NTr
Anomaly 23
PYRAMID
0 0.5 1
kilometers
LEGEND
Rae Province
Rae Province Gneiss and Granitoids
Mineral Showings
Deposit Type
Development Stage
SYMBOLS:

ALBERTA STAR DEVELOPMENT CORP.

MacInnis Lake Project

TITLE:

MacInnis Lake Property Map & Local Geology

LOCATION:	MacInnis Lake - NWT	FIGURE:	17
DATE:	Nov. 2005	SCALE:	As Shown
DRAWN:	TerraCAD 2005	Datum:	NAD 83 Zone 11

Contact Lake - Eldorado Area Geological Setting

1.  Regional Geology

Adapted from Hildebrand, 1981; Hildebrand et al.1987; and Hoffman and Hall, 1993

The Port Radium-Echo Bay Project is located in the northern portion of the Great Bear Magmatic Zone (GBMZ), part of the Bear Structural Province of the Canadian Shield (Figure 18). The Bear province covers some 40,000 square kilometres (100 x 400 km) and consists of the gneissic Coronation Geosyncline to the east, and the GBMZ to the west, with the long-lived, polyphase Wopmay Deformation Zone (WDZ) separating the two terranes (Hildebrand, 1986) (Figure 19). This orogenic zone developed on the western side of the Archean Slave craton between 2.1 and 1.8 Ga. Hoffman (1980a) divided the Wopmay Deformation Zone into four distinct tectonic zones: (1) a thin autochthonous cratonic cover and foreland basal sequence overlies the northwestern area of the Slave Craton (2) the Asiak fold and thrust belt of of continental shelf and carbonate sequences overthrust on the Craton (3) the Hepburn orthotectonic zone of deformed rift sediment-volcanic sequences intruded by post tectonic S-type plutons (4) the little deformed GBMZ, of subgreenschist facies volcano-sedimentary sequences intruded by I-type plutons. The GBMZ is onlapped by platformal Paleozoic cover sequences to the west. The Port Radium-Echo Bay Property is situated in the western part of the GBMZ.

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

The 1.878 Ga closure of the marginal basin resulted in the initiation and growth of the 1.876 -1.850 Ga continental, arc complex of the GBMZ at the suture between the Hottah arc to the west and the Hepburn suite to the east. The Great Bear Magmatic Zone is a 400 meter long x 100 meter wide corridor which is the product of the final stages of continental volcanism and related plutonic activity.

120°
104°
69°
69°
N
ARCTIC
PLATFORM
CORONATION GULF
Coppermine
Homocline
Port Radium-Echo Bay
IOCG Project
(U-Ag-Cu-Ni-Co-Au)
GREAT BEAR
LAKE
Asiak Thrust-fold Belt
Turmoil
Klippe
Great Bear Magmatic Zone
Kilohigok
Basin
Thelon Magmatic Zone
Terra
Mine
Ag-U
Hottah
Terrane
Nico IOCG Deposit
Co-Bi-Au
SLAVE CRATON
MACKENZIE
PLATFORM
YELLOWKNIFE
Thelon
Basin
CHURCHILL
GREAT SLAVE
LAKE
Taltson Magmatic Zone
HINTERLAND
60°
60°
120°
104°

Temporal classification of principal geotechnic elements adjacent to the Slave Craton
After: Hoffman, P. and Hall, L. - GSC Open file 2559 (1993)

0 50 100
kilometres

LEGEND

- Geon 0-5 cover
- Geon 7-16 cover
- Geon 18-19 (?) cover
- Geon 18 magmatic zone
- Geon 19 magmatic zone
- Geon 18-20 cover
- Geon 18-25 (?) basement
- Geon 18-32 (?) basement
- Geon 25-39 basement

ALBERTA STAR DEVELOPMENT CORP.

Contact Lake Project

TITLE:

Tectonic Setting

LOCATION: Contact Lake - NWT	FIGURE : 18
DATE: Nov. 2005	SCALE: As Shown
DRAWN: TerraCAD 2005	Datum: NAD 83 Zone 11

Alberta Star
Port Radium - Echo Bay
IOCG PROJECT
(U-Ag-Cu-Ni-Co-Au)
Port
Radium
GREAT BEAR
LAKE
HOTTAH
LAKE
Alberta Star
Longtom Property
Cu-Co-Au-Ag-U
Nico IOCG Deposit
(Cu-Bi-Au)
Sue - Dianne
IOCG Deposit
(Cu-Ag)
LAC
LA MARTRE
A11
67
66°
65°
64°
64
118°
118
116°
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
SCALE
KILOMETRES 25 0 25 50 75 KILOMETRES
MILES 0 20 40 MILES
ALBERTA STAR DEVELOPMENT CORP.
Contact Lake Project
TITLE:
Regional Geology
LOCATION: Contact Lake - NWT
FIGURE : 19
DATE: Nov. 2005
DRAWN: TerraCAD 2005
SCALE: As Shown
Datum: NAD 83 Zone 11
After: Hoffman, P. and Hall, L. - GSC Open file 2559 (1993)

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

Movement on these northeast faults is related to displacement on north-south, transcurrent fault zones, parallel to the Wopmay Deformation Zone. Displacement along these structures continued after the development of the igneous and sedimentary rock assemblages in the GBMZ, commonly resulting in kilometre scale offset of units.

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

2. Local Geology

Adapted from Hoffman & McGlynn, 1977;Hildebrand, 1981; Reardon, 1992; Robinson & Ohmoto, 1971. The geology of the Port Radium-Echo Bay area, as shown in Figure 15, has been compiled from mapping completed by Hildebrand, 1981 and Reardon, 1992.

7335000 m N
7325000 m N
LINDSLEY BAY
CROSS FAULT
CLEAVER FAULT
ECHO BAY
ELDORADO
CAMERON / RED FAULT
MYSTERY ISLAND
CAMERON BAY
ECHO BAY
South East Arm
South West Arm
BONANZA
EL-BONANZA
CONTACT LAKE
CONTACT LAKE
Kilometers
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
ALBERTA STAR DEVELOPMENT CORP.
Contact Lake Project
Local Geology
Contact Lake - NWT
FIGURE : 20

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

Lithogeochemical studies indicate that the Labine sequence is high in potassium (K), calc-alkaline belt of stratavolcanoes similar to Andean continental arc sequences (Ewart and LeMaitre, 1980). The sequence has only been subjected to low grade metamorphism (zeolite facies), with local contact metamorphic effects (i.e. hornfels) noted in supracrustal rocks flanking large plutons of the Great Bear Batholith series.

The Eldorado & Contact Lake IOCG & Uranium Projects 2007 Explorations Program

Proposed personnel requirements and budgets for the 2007 drilling and exploration programs are illustrated in the Tables below.

	# Personnel	Days
Diamond Drillers (three drills)	12	120
Drill Foreman	1	120
Geologists - Drill support	4	120
Core samplers, splitters, sawers, geo-assistants	6	120
Field Geologists - experienced	4	75
Student geo-assistants	3	75
Geophysics crew	4	60
Line cutters	4	50
Cook	2	120
Camp, Logistics, Project Handyman	1	120
Helicopter Pilot	2	120
Miscellaneous Project Support (helicopter-mechanic, Government geologists, remote sensing mechanics, etc)	2 - 4	variable
Visitors (Alberta-Star, investors, community leaders, etc)	2 - 4	variable
Project Manager	1	120

Total	50

The Eldorado & Contact Lake IOCG & Uranium Projects 2007 - Budget

Field Geology
Geologists, line cutting	2,000,000
Reconnaissance mapping, sampling, ground I.P.
Detailed mapping and sampling, geological support
Geophysics
IP and surveying	300,000

Camp and Logistics, Fixed-wing Air Support

Diamond Drilling
30,000 meters (80-90 holes)
Sampling and assaying
Helicopter support	5,800,000

Program Total	$15,000,000

Mineral Claim and Lease Claim Payments in the Northwest Territories

In order to retain property title or mineral claims in the Northwest Territories, the Company must file at least $4 per acre during the two-year period immediately following the date the claim is recorded. In respect to the representation of work, the types of undertakings on the claims are as follows:

  Drilling
  Trenching
  Sinking shafts
  Geochemical and geophysical investigation made on the ground or by aircraft
  Surveyor claims must be proved by the surveyor general
  Work done in constructing roads and airstrips

The Company must pay annual payments to the federal government in order to maintain lease claims.

ITEM 4A - Unresolved Staff Comments

This item is not applicable as we are not an accelerated filer or a large accelerated filer or a well-seasoned issuer.

ITEM 5 - Operating and Financial Review and Prospects

Our company is engaged in the acquisition, exploration and development of resource properties. As we are currently in the exploration stage, we have had no operating revenue during the years ended November 30, 2006, 2005 and 2004. As of November 30, 2006, we have conducted exploration work on several properties located in the Northwest Territories, Canada.

This discussion and analysis of the operating results and financial position of our company for the three years ended November 30, 2006, 2005 and 2004 should be read in conjunction with the financial statements and the related notes included in Item 17.

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

A.  Operating Results

Year ended November 30, 2006 compared to year ended November 30, 2005

We incurred a net loss of $13,060,169 under United States GAAP for the fiscal year ended November 30, 2006 as compared to a loss of $2,832,810 for fiscal 2005. The increase in our net loss in the 2006 fiscal year over 2005 can be attributed to the acceleration of our exploration costs, relating to our mineral property interests in the Northwest Territories, and in particular, to our Contact Lake Mineral Claims and Eldorado/Port Radium - Glacier Lake Mineral Claims, on which we spent a total of $8,359,925 and $844,582 respectively.

This increase in development activities incurred a corresponding increase in general and administration expenses for the year ended November 30, 2006 of $3,522,606; a total of $4,402,693 was spent in fiscal year 2006, as compared to $880,087 in the comparable period of 2005. This amount includes advertising and promotion costs of $247,563, office and miscellaneous costs of $181,523 and stock-based compensation, a non-cash expense, of $3,237,869. These costs in the 2005 comparable period were $124,842, $57,321 and $185,580, respectively, with notable increases in the areas of directors fees (2006 - $30,950, 2005 - $Nil), filing and financing fees (2006 - $93,387, 2005 - $56,587), legal and accounting expenses (2006 - $178,794, 2005 - $149,959), management fees (2006 - $135,000, 2005 - $60,000), rent and utilities expenses (2006 - $38,656, 2005 - $9,350) and transfer fees and shareholder information (2006 - $102,543, 2005 - $79,438); notable decreases between fiscal year 2006 versus 2005 were found in consulting fees which decreased by $16,448.

Contact Lake Mineral Claims

In the year ended November 30, 2005, we acquired a 100% undivided right, title and interest in five mineral claims totalling 1,801.02 ha (4,450.50 acres) in the   Northwest Territories. During the year, we staked an additional 8,799.75 ha (21,735.38 acres) in the area and the Contact Lake Mineral Claims now consist of 16   contiguous claims.

In the year ended November 30, 2006, expenditures, net of recoveries, comprised of assays, camp and field costs, consulting fees, drilling, geology and engineering, surveying, transportation, travel and acquisition costs increased by $7,273,633 from the comparable period of 2005, to $8,359,925 from $1,086,292.

Port Radium - Glacier Lake Mineral Claims

During the year ended November 30, 2005, we acquired a 100% undivided right, title and interest in four mineral claims in the Northwest Territories, for cash payments of $30,000 and the issuance of 360,000 of our common shares.

In the year ended November 30, 2006, expenditures, net of recoveries, comprised of camp and field costs, consulting fees, geology and engineering, surveying, transportation, travel and acquisition costs increased by $742,582 from the comparable period of 2005, to $844,582 from $102,000.

Port Radium - Crossfault Lake Mineral Claims

During the year ended November 30, 2005, we acquired a 100% undivided right, title and interest in five mineral claims in the Northwest Territories for cash payments of $60,000 and the issuance of 450,000 of our common shares.

Total expenditures related to this property consist solely of acquisition costs of $357,000 from November 30, 2005.

Port Radium - Eldorado Mineral Claims (Uranium Lease Claims)

During the year ended November 30, 2005, we entered into a lease agreement to purchase a 50% undivided right, title and interest in three mineral claims in the Northwest Territories, for cash payment of $20,000.

Total expenditures related to this property consist solely of acquisition costs of $20,000 from November 30, 2005.

North Contact Lake Mineral Claims

During the year ended November 30, 2006, we acquired a 100% right, title and interest in eleven mineral claims in the Northwest Territories for cash payments of $75,000 and the issuance of 250,000 of our common shares.

Total expenditures related to this property consist solely of acquisition costs of $257,000 from November 30, 2005.

Longtom Property

During the year ended November 30, 2003, we acquired a 50% undivided interest in the Longtom Property, located about 350 km northwest of Yellowknife, in the NT.

During the year ended November 30, 2006, our operating costs for the property decreased to $893 from $12,900 for the year ended November 30, 2005, pursuant to our entering into a letter of intent with Fronteer. Fronteer will be the operator of the Longtom Property through its payment to us of $15,000 cash (received) and by spending an aggregate of $500,000 (incurred) on exploration expenditures over the three year period from October 27, 2004 to October 27, 2006.

In the year ended November 30, 2006, expenditures, net of recoveries, comprised of assays, consulting fees, geology and engineering and travel declined by $13,007 from the comparable period of 2005, to a recovery of $3,107 from an expenditure of $9,900.

Longtom Property (Target 1)

During the year ended November 30, 2003, we acquired a 50% interest in a mineral property located in the Longtom Lake area of the Northwest Territories, Canada.

In the year ended November 30, 2006, expenditures, net of recoveries, comprised of consulting fees and geology and engineering expenses declined by $8,041 from the comparable period of 2005, to $Nil.

MacInnis Lake Property

During the year ended November 30, 2005, we acquired a 100% interest in a total of 15 mineral claims southeast of Yellowknife, NT. During the same period, we entered into an agreement with Max Resource, whereby Max Resource may earn up to a 50% interest in all of the claims by paying us $30,000 in cash, issuing us 200,000 shares in their company and expending $2 million in exploration work over a five year period, beginning April 1, 2006. In addition, Max Resource is responsible for all cash payments the to the underlying property vendor for the option period.

In the year ended November 30, 2006, expenditures, net of recoveries, comprised of consulting fees, geology and engineering, surveying, travel and acquisition costs declined by $236,751 from the comparable period of 2005, to a recovery of $11,769 from an expenditure of $224,982.

Abandoned Properties

During the year ended November 30, 2006, we abandoned our interest in two additional properties: the Longtom Property Target 2 - Longtom Lake, NT; and the Meridian Lake Property - Reliance, NT. Expenditures, net of recoveries, for the year ended November 30, 2006 for these two properties were $Nil and $Nil, respectively, as compared to $8,041 and $10,000, respectively, for the year ended November 30, 2005.

During 2007 we plan to continue with acquiring and exploring new and existing claims and disposing of claims that we find geologically insignificant.

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

B.  Liquidity and Capital Resources

General

Since our incorporation, we have financed our operations almost exclusively through the sale of our common shares to investors. As we are a mining exploration and development company with no producing resource properties, we do not generate operating income or cash flow from our business operations. Until a significant body of ore is found, our working capital requirements are not significant, and we expect to continue to finance operations through the sale of equity in fiscal 2007. There is no guarantee that we will be successful in arranging financing on acceptable terms.

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

At November 30, 2006, we had cash on hand of $30,149,153, available for sale investments of $72,000, amounts receivable of $358,427 and prepaid expenses of $111,016; liabilities consisted of accounts payable and accrued liabilities totalling $465,922. Amounts for the comparable period of 2005 were $11,841,868, $82,000, $40,843, $Nil and $79,588 representing cash on hand, available for sale investments, amounts receivable, prepaid expenses and liabilities consisting of accounts payable and accrued liabilities, respectively.

At November 30, 2006, we had working capital of $30,224,674. During fiscal 2006, we generated $6,987,056 through the exercise of outstanding warrants and incentive stock options, though we spent $1,218,894 in relation to share issuance costs. Management has estimated that we will have adequate funds from existing working capital to meet our corporate, administrative and property obligations for the coming year. If we are to advance or develop our mineral properties further, it will be necessary to obtain additional financing and while we have been successful in the past, there can be no assurance that we will be able to do so in the future.

We do not have any loans outstanding at this time.

Financing Activities

A total of $28,065,162 in equity was raised in fiscal 2006. A summary of the components of the funds raised in 2006 and the two prior years is as follows:

	2006 $	2005 $	2004 $
Issuance of common shares	--	3,460,875	--
Issuance of flow-through shares	16,556,290	2,936,950	2,695,560
Issuance of Warrants	5,740,710	4,102,176	544,720
Warrants exercised	6,467,056	1,361,462	784,492
Options exercised	520,000	355,149	40,600
Share issuance costs	(1,218,894)	(341,022)	(217,898)
	28,065,162	11,875,590	3,847,474

The particulars of all capital raising transactions for the last two years are detailed below. Proceeds of these financings have been used for exploration and for development expenditures (only when and if warranted) in connection with our mineral projects, for working capital and for acquisition of additional projects.

  On April 25, 2006, we issued 5,500,000 units at a price of $1.85 per unit. Each unit consists of one common share and one half-share purchase warrant. Each share purchase entitles the holder to purchase an additional common share at a price of $2.10 up to October 25, 2007. At November 30, 2006, all of the related share purchase warrants remained outstanding. All of these common shares were issued as flow-through shares under the Income Tax Act (Canada) and were not yet renounced to the investors at November 30, 2006.

  On October 18, 2006, we issued 6,380,000 units at a price of $1.90 per unit. Each unit consist of one common share and one half-share purchase warrant. Each share purchase entitles the holder to purchase an additional common share at a price of $2.15 up to April 17, 2008. At November 30, 2006, all of the related share purchase warrants remained outstanding. All of these common shares were issued as flow-through shares under the Income tax Act (Canada) and were not yet renounced to the investors at November 30, 2006.

  During the year ended November 30, 2006, we issued 227,500 common shares valued at a price of $0.55 per share upon the exercise of previously outstanding share purchase warrants. As at November 30 2006, no share purchase warrants in this series remained outstanding.

  During the year ended November 30, 2006, we issued 683,500 common shares valued at a price of $0.40 per share upon the exercise of previously outstanding share purchase warrants. During the year ended November 30, 2006, a total of 100,000 share purchase warrants expired. As at November 30, 2006, no share purchase warrants in this series remained outstanding.

  During the year ended November 30, 2006, we issued 1,853,000 common shares valued at a price of $0.40 per share upon the exercise of previously outstanding share purchase warrants. As at November 30, 2006, no share purchase warrants in this series remained outstanding.

  During the year ended November 30, 2006, we issued 3,155,550 common shares valued at a price of $0.75 per share upon the exercise of previously outstanding share purchase warrants. As at November 30, 2006, 1,844,450 share purchase warrants in this series remained outstanding.

  During the year ended November 30, 2006, we issued 1,228,750 common shares valued at a price of $0.65 per share upon the exercise of previously outstanding share purchase warrants. As at November 30, 2006, 6,271,250 share purchase warrants in this series remain outstanding.

  During the year ended November 30, 2006, we issued 21,581 common shares valued at a price of $0.40 per share upon the exercise of previously outstanding agent compensation warrants. As at November 30, 2006, no agent compensation warrants in this series remained outstanding.

  During the year ended November 30, 2006, we issued 51,622 common shares valued at a price of $0.40 per share upon the exercise of previously outstanding agent compensation warrants. As at November 30, 2006, no agent compensation warrants in this series remained outstanding.

  During the year ended November 30, 2006, we issued 200,468 common shares valued at a price of $0.36 per share upon the exercise of previously outstanding agent compensation warrants. As at November 30, 2006, no agent compensation warrants in this series remained outstanding.

  During the year ended November 30, 2006, we issued 106,396 common shares valued at a price of $0.36 per share upon the exercise of previously outstanding agent compensation warrants. As at November 30, 2006, no agent compensation warrants in this series remained outstanding.

  During the year ended November 30, 2006, we issued 656,787 common shares valued at a price of $0.65 per share upon the exercise of previously outstanding agent compensation warrants. As at November 30, 2006, no agent compensation warrants in this series remained outstanding.

  During the year ended November 30, 2006, we issued 1,985,664 units valued at a price of $0.45 per unit upon the exercise of previously outstanding agent compensation warrants. Each unit consists of one common share and one half purchase warrant (the "Additional Share Purchase Warrant"). Each whole Additional Share Purchase Warrant can be used to purchase an additional common share of the Company of $0.75 up to September 20, 2007. As at November 30, 2006, 9,336 agent compensation warrants in this series remained outstanding.

  During the year ended November 30, 2006, we issued 935,691 common shares valued at a price of $0.75 per share upon the exercise of previously outstanding agent compensation warrants. As at November 30, 2006, 57,142 agent compensation warrants in this series remained outstanding.

  During the year ended November 30, 2006, we issued 1,550,000 common shares valued at a price of $0.20 per share upon the exercise of previously outstanding stock options. As at November 30, 2006, 300,000 stock options in this series remained outstanding.

  During the year ended November 30, 2006, we issued 350,000 common shares valued at a price of $0.60 per share upon the exercise of previously outstanding stock options. As at November 30, 2006, 2,900,000 stock options in this series remained outstanding.

  On December 5, 2005, we issued 250,000 common shares valued at a price of $0.73 per share for the acquisition of mineral property interests.

  On April 25, 2006 we issued 200,225 units at a price of $1.85 per unit. Each unit consists of one common share and one half-purchase warrant. Each whole-share purchase warrant entitles the holder to purchase an additional common share at a price of $2.10 up to October 25, 2007. These units were issued for payment for services rendered by a private placement agent. As at November 30, 2006, all of the related share purchase warrants in this series remained outstanding.

  On April 25, 2006, we issued 435,680 share purchase warrants. Each share purchase warrant entitles the holder to purchase an additional common share at a price of $2.15 up to October 25, 2007. These share purchase warrants were issued as consideration for payment for services rendered by a private placement agent. As at November 30, 2006, all of the related share purchase warrants in this series remained outstanding.

  On October 18, 2006, we issued 508,296 share purchase warrants. Each share purchase warrant entitles the holder to purchase an additional common share at a price of $2.20 up to April 17, 2008. These share purchase warrants were issued as consideration for payment for services rendered by a private placement agent. As at November 30, 2006, all of the related share purchase warrants in this series remained outstanding.

  During the year ended November 30, 2006, a total of 10,000 previously outstanding stock options expired.

  On January 27, 2006, we issued 3,250,000 stock options. Each stock option entitles the holder to purchase a common share at a price of $0.60 up to January 27, 2009.

  On September 27, 2006, we issued 3,250,000 stock options. Each stock option entitles the holder to purchase a common share at a price of $1.57 up to January 27, 2008. As at November 30, 2006, all of the related stock options in this series remained outstanding.

  On September 20, 2005, we issued 10,000,000 units at a price of $0.45 per unit. Each unit consists of one common share and one half share purchase warrant. Each whole-share purchase warrant entitles the holder to purchase an additional common share at a price of $0.75 up to September 20, 2007. At November 30, 2005, all of the related share purchase warrants remained outstanding. All of these common shares were issued as flow-through shares under the Income Tax Act (Canada) and were not yet renounced to the investors at November 30, 2005.

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

  On September 20, 2005, we issued 1,995,000 share purchase warrants, each entitling the holder to purchase an additional common share and one half-purchase warrant (the "Additional Share Purchase Warrant") at a price of $0.45 up to September 20, 2007. Each whole Additional Share Purchase Warrant entitles the holder to purchase an additional common share at a price of $0.75 up to September 20, 2007. These share purchase warrants were issued as consideration for payment for services rendered by a private placement agent. At November 30, 2005, all of the related share purchase warrants remained outstanding.

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

Financial Instruments

All financial instruments we use are predominantly denominated in Canadian dollars. We do not engage in any hedging operations with respect to currency or in-situ minerals. Funds which are currently in excess of our current expenditures are invested in low risk, highly liquid investments with original maturations of three months or less.

Capital Expenditure Commitments

At November 30, 2006, we were not party to any capital expenditure commitments, though we do anticipate expenses to subcontractors over the eight-month period from April to October, 2007 of over $6.5 million, in relation to drilling fees and further exploration costs.

C.  Research and Development, Patents and Licenses, etc.

This item is not applicable, as we do not conduct business requiring research and development activities.

D.  Trend Information

As we are an exploration company with no producing properties, information regarding trends in: production, sales and inventory, and similar are not meaningful. We have recently acquired interests in properties and it is likely that we will expand our exploration activities. As a result, we expect that our company's operating losses will increase over the next 12 months.

E.  Off-balance Sheet Arrangements

We have no off-balance sheet arrangements that would require disclosure.

F.  Tabular Disclosure of Contractual Obligations

In the year ended November 30, 2006, we were not party to any contractually obligated payments.

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

ITEM 6 - Directors, Senior Management and Employees

A.  Directors and Senior Management

Directors
Name of Director	Age
Tim Coupland	48
Michael Bogin	61
Tracy A. Moore	53
Robert Hall	29
Stuart Rogers	50

Executive Officers and Management

Name of Officer	Age	Office
Tim Coupland	48	President, Chief Executive Officer
Michael Bogin	61	Chief Financial Officer
Robert Hall	29	Director
Ann-Marie Cederholm	31	Corporate Secretary

The following describes the business experience of our directors and executive officers, including other directorships held in reporting companies:

Tim Coupland, President and Chief Executive Officer

Tim Coupland has acted as our President and Chief Executive Officer since September 14, 2000. Mr. Coupland has held numerous officer and directorship positions with TSX-V listed companies and OTCBB listed junior mining companies.

Since 1996, he has acted as President, Secretary and sole director of T8X Capital Ltd., a private British Columbia company involved in public company structuring and reorganization, preparing business plans, sourcing public and private financing and completing due diligence reviews of companies. Mr. Coupland acts as a director and officer of Dynamic Gold Corp. which is a reporting issuer in the U.S.  He also acted as director of Anglo-Sierra Resources Corp., a non-reporting junior resource company whose shares were quoted on the OTCBB. Mr. Coupland was appointed director of Max Resource Corp. (TSX-V-MXR) (OTCBB-MXROF) on September 5, 2006.

Mr. Coupland has over 20 years of business experience with both public and private companies and has been successfully involved in raising both debt and equity financings of over $50 million dollars. He brings expertise in raising equity capital and then assembling highly seasoned teams of professionals, consultants, financial consultants and mineral exploration advisors who have proven track records in financing, negotiation and promotion required to secure and develop successful mineral exploration projects. Mr. Coupland brings a wealth of technical and financial experience as well as long-term business relationships with many First Nations and Metis groups operating in Canada's Northwest Territories. Mr. Coupland has a Bachelor's degree in Geography from Simon Fraser University.

Michael Bogin, Chief Financial Officer

Michael Bogin has over 25 years of diversified experience in asset-based lending and raisings financings related to accounts receivable, inventory, equipment and real estate assets, trade financing, special purpose capital, mezzanine and equity transactions. Since November 2003, he has owned and operated North Brooklyn Capital, an investment banking entity in Toronto, which provides a range of financial solutions and consulting services for commercial enterprises and entrepreneurs in the public and private sectors, covering a variety of business segments.

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

Robert Hall, Director of Field Operations

In September of 2006, Mr Hall joined us as a director. Mr. Hall holds a Bachelor's degree in Education from the University of British Columbia. Mr. Hall has over 14 years of industry experience, nine of which were in a senior management capacity, with the Keg Steakhouse Restaurants of Canada. His accomplishments as a senior manager included receiving the "Top Keg Restaurant Franchise Award" for all of Canada in 2005. Mr. Hall was the recipient of "The Franchise of the Year" award exemplifying excellence in all fields including sales, teamwork, leadership, human resources management, administration, financial analysis and the ability to follow the Keg Restaurants rigorous high standards of excellence.

Tracy A. Moore, Director

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

In September of 2005, Mr. Moore joined us as a director. From June to December of 2005, he served as COO and a director of Mexoro Minerals Ltd. (OTCBB-MXOM), formerly known as Sunburst Acquisitions IV, Inc. (OTCBB); since December 2005, he has served as CFO and director. Mr. Moore resigned from his position as Chief Financial Officer on February 6, 2007 but still continues as a director. Mr. Moore also acts as director and Chief Financial Officer of New Legend Group Limited which came to trade on the TSX-Venture Exchange in 2006. (TSX-V-NLA. P) From January 2003 through February 2004, Mr. Moore served as a director of Buffalo Gold Ltd. (TSX-V-BUF). From 2002 to 2004, Mr. Moore acted as Chief Financial Officer and director of SHEP Technologies Inc. (OTCBB). From September 2000 to October 2002, he was a director of Illusion Systems, Inc. (TSX-V). From October 2000 to May 2002, he was a director of Avance Venture Capital (TSX-V).

Mr. Moore received a Bachelor of Commerce in accounting and management information systems from the University of British Columbia in May 1976 and was admitted as a member of the Institute of Chartered Accountants in British Columbia in 1979.

Stuart Rogers, Director

In March 2007, Stuart Rogers joined us as a director. Mr. Rogers  has been involved in the venture capital community since 1987.  He is currently the President of West Oak Capital Group, Inc., a privately held investment banking firm specializing in early stage finance of technology projects through the junior capital markets in Canada and the United States, and has served as a director of client companies listed on the TSX Venture Exchange, the Toronto Stock Exchange, NASDAQ Small Capital Market and NASD OTC Bulletin Board.  Currently Mr. Rogers acts as a director or officer of the following companies which are reporting issuers in Canada: MAX Resources Corp., Consolidated Global Cable Systems, Inc., Randsburg International Gold Corp., Mexivada Mining Corp., Prophecy Resource Corp., and IGC Resource Corp.

Ann-Marie Cederholm, Corporate Secretary

Ann-Marie Cederholm, CGA, joined our company in 2004 and currently serves as our Corporate Secretary. Ms. Cederholm graduated from the University of British Columbia with a Bachelor's degree in Education in 2006. Ms. Cederholm also received a Bachelor's degree in Commerce from Royal Roads University in 1997. She was admitted as a member of the Certified General Accountants of British Columbia in 2003. Ms. Cederholm has a combined ten years of work experience in public practice and industry with a variety of companies.

Family Relationships

President and CEO Tim Coupland, and former Corporate Secretary Tamiko Coupland are married, though no other familial or marital relationships exist amongst our officers and directors.

Arrangements

There are no arrangements or understandings between any of our directors or executive officers, and with our major shareholders, customers, suppliers or others, pursuant to which they were selected to be a director or executive officers.

B.  Compensation

We are required, under applicable securities legislation in Canada, to disclose to our shareholders details of compensation paid to our directors. The following fairly reflects all material information regarding compensation paid to our directors in our fiscal year ended November 30, 2006.

We have no formal plan for compensating our directors for their services in their capacity as directors. The board of directors may award special remuneration to any director undertaking any special services on our behalf other than services ordinarily required of a director. Other than indicated below, no director received any compensation for his or her services as a director, including committee participation and/or special assignments.

2006 Summary Compensation Table

NAME AND PRINCIPAL POSITION	ANNUAL COMPENSATION			LONG-TERM COMPENSATION
	Management Fees	Bonus	Other Annual Compen- sation(1)	Awards		LTIP payouts	Other
				Restricted Stocks	Options/ SARs(2)
Tim Coupland President and CEO	$135,000(3)	Nil	Nil	Nil	3,850,000(4)	Nil	$27,452(5)
Michael Bogin Director	Nil	Nil	$7,500	Nil	50,000(4)	Nil	Nil
Tracy A. Moore Director	Nil	Nil	$21,950	Nil	150,000(4)	Nil	Nil
Robert Hall Director	Nil	Nil	$9,000	Nil	150,000(4)	Nil	Nil
Notes:
(1)	These amounts are accrued directors fees paid to entities controlled by the named director.
(2)	"Securities Under Options/SARs Granted" are grants made under the stock option plan of the Corporation. "SAR" means stock appreciation rights.
(3)	This amount represents the annual management fee paid to a company controlled by Mr. Coupland.
(4)

These options were granted on January 27, 2006 and September 27, 2006 and are vested and the options expire on January 27, 2009 and September 27, 2008 and are exercisable at $0.60 and $1.57 per share respectively.

(5)	Fee paid to a company controlled by Mr. Coupland for consulting and exploration services.

In accordance with our stock option plan, summarized below, we award the above members of the board of directors with the annual compensation, in the form of employee incentive stock options, as is set forth beside their names. Each option is exercisable from $0.60 to $1.57 per common share, exercisable for a maximum period of up to five years, excepting those terms, found below.

Stock Option Plan

Our stock option plan provides for equity participation by eligible directors, officers, employees and consultants through the acquisition of common shares pursuant to the grant of options. Our board of directors administers the plan. Options may be granted to purchase common shares on terms that the directors may determine, subject to the limitations of the stock option plan and the requirements of the TSX-Venture Exchange.

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

  Options will be exercisable for a term of up to five years, subject to earlier termination in the event of death or the optionee's cessation of services to us; and

  Options granted under the stock option plan are non-assignable, except by will or the laws of descent and distribution.

See Item 6.E. - "Share Ownership of Director and Officers" for table setting out the stock options currently outstanding to our directors and officers.

Pension or Retirement Benefits

We do not have a pension, retirement fund or similar benefits plan or other arrangement for non-cash compensation to our directors or senior officers, with the exception of incentive stock options.

C.  Board Practices

General

Tim Coupland and Michael Bogin have acted as our directors since September 14, 2000. Tracy A. Moore was appointed as our director on September 2, 2005 and Robert Hall was appointed as our director on September 27, 2006. Stuart Rogers was appointed as our director on March 1, 2007. The directors hold office until the next annual general meeting of the shareholders, at which time they may stand for re-election. We are required to hold an annual general meeting once in every calendar year and not longer than fifteen months from the last annual general meeting.

Service Contracts

We are a party to a management contract with a private company owned by Tim Coupland whereby we pay him $5,000 per month for his management services, which effective February 1, 2006 was increased to $12,500 per month. . On February 22, 2007 this amount was increased to $16,667 per month, retroactive to January 1, 2007. The employment agreement with Mr. Coupland will contain provisions for stock options, benefits and entitlement of bonuses, severance payments and indemnity by the Company. Tracy A. Moore receives $1,000 per month for serving as a director paid to his private company. Michael Bogin will also receive $1,000 per month for serving as a director and Chief Financial Officer. No other directors have a service contract with us.

Committees

Our Board of Directors has one committee, an audit committee. We do not have a compensation or remuneration committee.

Our audit committee is comprised of Tim Coupland, Michael Bogin, Tracy A. Moore, Robert Hall and Stuart Rogers. The audit committee performs the following functions, among others:

  Directly appoints, retains and compensates our independent auditor and pre-approves all auditing and non-auditing services of the independent auditor;

  Evaluates the independent auditor's qualifications, performance and independence;

  Discusses the scope of the independent auditors' examination;

  Reviews and discusses the annual audited financial statements and quarterly financial statements with management and the independent auditor and the report of the independent auditor thereon;

  Assesses our accounting practices and policies;

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

In order to act in a forward-thinking manner, our board of directors intends to elect in 2007 a compensation committee, whose members will include members of the audit committee, to complete the following functions, among others:

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

  Establishes and administers annual and long-term incentive compensation plans for key executives;

  Recommends to the board for its approval and, where appropriate, submission to our stockholders, incentive compensation plans and equity-based plans;

  Recommends to the board for its approval changes to executive compensation policies and programs; and

  Reviews and approves all special executive employment, compensation and retirement arrangements.

D.  Employees

For each of the years ended November 30, 2006, 2005 and 2004, our company did not hire or use the services of employees. However, we hire contractors on an as-needed basis for geological services and other trades. We historically have had two contractors who provide their services on a part-time basis and continue to do so. One provides us with corporate secretarial services and one fulfills controllership responsibilities. Our President receives compensation through a consulting agreement with a company that he controls. All are classified as independent contractors.

When required, we have retained geological and other consultants to conduct work programs on our mineral property interests.

E.  Share Ownership of Directors and Officers

Our directors and officers beneficially own the following shares as of the date of this annual report:

Common Shares

Director or Officer	Number of Common Shares Owned(1)	Percentage of Outstanding (%)(1)(2)
Tim Coupland(3)	6,836,788	7.06
Michael Bogin(4)	82,500	0.09
Tracy A. Moore(5)	284,300	0.29
Robert Hall(6)	172,000	0.18
Ann-Marie Cederholm(7)	66,500	0.07
Notes:
(1)

Shares of common stock subject to options or warrants currently exercisable, or exercisable within 60 days of March 15, 2007, are deemed outstanding for purposes of computing the percentage ownership of the person holding such option or warrants, but are not deemed outstanding for purposes of computing the percentage ownership of any other person.

(2)	Percentages are based on 96,901,357 shares of common stock issued and outstanding as of March 15, 2007 unless otherwise noted.

(3)

Includes 3,550,000 common shares Tim Coupland has the right to acquire pursuant to outstanding stock options and 204,734 warrants which are exercisable within 60 days of March 15, 2007. Tim Coupland holds 2,542,394 shares, 3,550,000 stock options, and 71,400 warrants directly and T8X Capital Ltd., of which Tim Coupland is a 100% owner, holds 539,660 shares and 133,334 warrants..

(4)	Includes 50,000 common shares Michale Bogin has the right to acquire pursuant to outstanding stock options which are exercisable within 60 days of March 15, 2007.

(5)

Includes 250,000 common shares Tracy A. Moore has the right to acquire pursuant to outstanding stock options which are exercisable within 60 days of March 15, 2007. Tracy A. Moore holds 22,500 shares and 250,000 stock options directly and MCSI Capital Corporation, of which Tracy A. Moore is a 50% owner, holds 11,800 shares.

(6)	Includes 150,000 common shares Robert Hall has the right to acquire pursuant to outstanding stock options which are exercisable within 60 days of March 15, 2007.

(7)	Includes 50,000 common shares Ann-Marie Cederholm has the right to acquire pursuant to outstanding stock options which are exercisable within 60 days of March 15, 2007.

Stock Options

The following incentive stock options are currently outstanding to our directors and officers:

Shares that may be Purchased Upon Exercise of Stock Options

Director or Officer	Number of Common Shares	Exercise Price ($)	Expiry Date
Tim Coupland	2,050,000	0.60	January 27, 2009
	1,500,000	1.57	September 27, 2008
Michael Bogin	50,000	1.57	September 27, 2008
Tracy A. Moore	100,000	0.20	July 7, 2008
	25,000	0.60	January 27, 2009
	125,000	1.57	September 27, 2008
Robert Hall	150,000	1.57	September 27, 2008
Ann-Marie Cederholm	50,000	1.57	September 27, 2008

At the 2003 annual general meeting of our shareholders, held on September 2, 2003, our company's stock option plan was proposed, and approved, and subsequently filed with the TSX-V.

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

ITEM 7 - Major Shareholders and Related Party Transactions

A.  Major Shareholders

Table of Major Shareholders

We are a publicly-held corporation, with our common shares held by residents of Canada, the United States of America and other countries. As of the date of filing this annual report, we are authorized to issued an unlimited number of common shares without par value, of which 96,901,357 common shares were issued and outstanding and unlimited number of preferred shares without par value, of which no preferred share was issued and outstanding.

The following table sets forth certain information with respect to beneficial ownership of the our common stock as of March 15, 2007, by each shareholder known to be the beneficial owner of more than 5% of our common shares.

Identity of Person or Group(1)	Total shares owned	Percentage of total shares issued and outstanding(1)(2)	Citizenship
Goodman & Company, Investment Counsel Ltd.(3)	9,164,200	9.46%	Canadian
Notes:
(1)

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to options or warrants currently exercisable, or exercisable within 60 days of March 15, 2007, are deemed outstanding for purposes of computing the percentage ownership of the person holding such option or warrants, but are not deemed outstanding for purposes of computing the percentage ownership of any other person.

(2)	Percentages are based on 96,901,357 shares of common stock issued and outstanding as of March 15, 2007 unless otherwise noted.

(3)	Includes 3,332,500 common shares Goodman & Company, Investment Counsel Ltd. has the right to acquire pursuant to outstanding warrants which are immediately exercisable.

Changes in Ownership Percentage

The following table shows changes over the last three years in the percentage of the issued share capital for the Group held by major shareholders, either directly or by virtue of ownership of our common shares.

Identity of Person or Group(1)	2006(1)(2)	2005(1)(2)	2004(1)(2)
Goodman & Company, Investment Counsel Ltd.(3)	9.46%	10.53%	0%
Passport Master Fund LP.(4)	4.59%	6.04%	0%
David W. Tice & Associates, LLC	3.3%	5.8%	0%
Notes:
(1)

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to options or warrants currently exercisable, or exercisable within 60 days, are deemed outstanding for purposes of computing the percentage ownership of the person holding such option or warrants, but are not deemed outstanding for purposes of computing the percentage ownership of any other person.

(2)

Percentages are based on in: (1) 2006: 96,901,357 shares of common stock issued and outstanding as of March 15, 2007; (2) 75,193,064 shares issued and outstanding as of November 14, 2006; and 2004: 37,527,290 shares of common stock issued and outstanding as of May 11, 2005; unless otherwise noted.

(3)	Includes 1,666,650 common shares Goodman & Company, Investment Counsel Ltd. has the right to acquire pursuant to outstanding warrants which are immediately exercisable.

(4)	Based on 13G with date of event 12/31/05

With the exception of the above-noted transactions, there has not been a significant change in the ownership percentage held by any major shareholders during the past three years.

Voting Rights

Our major shareholders do not have any different voting rights than other shareholders.

Corporate or Foreign Government Ownership

We are not controlled directly or indirectly by any other corporation or any other foreign government or by any other natural or legal person, severally or jointly.

Geographic Breakdown of Shareholders

The following lists the geographical distribution of shareholders at March 15, 2007:

	Number of registered
Location	shareholders	Number of shares
Canada	22	95,271,107
United States	11	1,525,000
Other	2	105,000
Total	35	96,901,357

Shares registered in intermediaries were assumed to be held by residents of the same country in which the clearing-house was located.

Change of Control

There are no arrangements for which through their operation, at a subsequent date, may result in a change in our control.

B.  Related Party Transactions

During fiscal year ended November 30, 2006, the following amounts were incurred by us under related party transactions, none of which we deem material to us or the related party:

  We paid or accrued office secretarial fees of $36,037 to Tamiko Coupland, the wife of our President, Tim Coupland;

  We paid or accrued consulting fees of $27,452 to a company controlled by Tim Coupland;

  We paid or accrued management fees of $135,000 to a company controlled by Tim Coupland;

  We paid or accrued director fees of $21,950 to a company controlled by Tracy A. Moore;

  We paid or accrued director fees of $7,500 to a partnership controlled by Michael Bogin;

  We paid or accrued director fees of $9,000 to a company controlled by Robert Hall; and

  We paid or accrued accounting fees of $38,375 to a proprietorship controlled by Ann-Marie Cederholm.

The amounts charged to us for the services provided have been determined by negotiation among the parties, and in certain cases, are covered by signed agreements. It is the position of management that these transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

Other than disclosed herein, no director or senior officer, and no associate or affiliate of the foregoing persons, and no insider has or has had any material interest, direct or indirect, in any transactions, or in any other proposed transaction, during the year ended November 30, 2006.

C.  Interests of Experts and Counsel

Not required, as this form 20-F filing is made as an annual report.

ITEM 8 - Financial Information

A.  Statements and Other Financial Information

Financial Statements

As required, we have included the following (see Item 17), as audited by an independent auditor and accompanied by an audit report, as of November 30, 2006:

  Balance sheets;

  Statement of operations and deficit;

  Statement of cash flows;

  Statement of changes in shareholders' equity; and

  Related notes and schedules.

Legal Proceedings

We are not involved in any litigation or legal proceedings and to our knowledge, no material legal proceedings involving us are to be initiated against us.

Dividends

We have never paid any dividends and do not intend to pay any dividends in the near future.

B.  Significant Changes - Subsequent Events

Since the fiscal period ended November 30, 2006, the following changes have taken place which may materially affect the interpretation of our company's financial statements:

  We issued an additional 587,500 common shares, for total cash proceeds of $312,500 for options exercised.

  We issued an additional 25,000 common shares, for total cash proceeds of $16,250 for warrants exercised.

  We issued an additional 37,140 common shares, for total cash proceeds of $27,855 for agent compensation warrants exercised.

  On December 31, 2006, we renounced mineral property expenditures of $10,120,000, which resulted in the transfer of the income tax deductibility of such expenditures to the investors who purchased flow-through common shares on April 25, 2006.

  On December 31, 2006, we renounced mineral property expenditures of $12,058,200, which resulted in the transfer of the income tax deductibility of such expenditures to the investors who purchased flow-through common shares on October 18, 2006.

  The Company entered into a contract for director services with a partnership controlled by a director of the Company requiring the payment of $1,000 on a month to month basis.

  The Company terminated a contract for management services with a company controlled by a director of the Company which required the payment of $12,500 per month. The Company entered into a contract for employment with the director of the Company requiring the remuneration of $16,667 per month, retroactive to January 1, 2007.

  The Company entered into a contract for employment with a director of the Company requiring the remuneration of $5,500 per month, retroactive to January 1, 2007.

  The Company entered into a contract for employment with an officer of the Company requiring the remuneration of $5,500 per month, retroactive to January 1, 2007.

  The Company entered into a contract for employment with an individual related to a director of the Company requiring the remuneration of $4,000 per month, retroactive to January 1, 2007.

ITEM 9 - The Offer and Listing

A.  Offer and Listing Details

Our common shares trade on the TSX-V under symbol "ASX" and on the OTCBB under symbol "ASXSF". Our shares have traded on the TSX-V, and on its predecessor, the Alberta Stock Exchange, since December 5, 1997. The following table sets forth the high and low closing prices in Canadian funds of our common shares traded on the TSX-V and its predecessor:

Period	High	Low
December 1, 2001 to November 30, 2002	$0.25	$0.10
December 1, 2002 to November 30, 2003	$0.33	$0.13
December 1, 2003 to November 30, 2004	$0.39	$0.19
December 1, 2004 to November 30, 2005	$0.96	$0.18
December 1, 2005 to November 30, 2006	$2.76	$0.60

Period	High	Low
December 2004 to February 2005	$0.30	$0.20
March 2005 to May 2005	$0.28	$0.21
June 2005 to August 2005	$0.60	$0.18
September 2005 to November 2005	$0.96	$0.50
December 2005 to February 2006	$1.58	$0.60
March 2006 to May 2006	$2.76	$1.55
June 2006 to August 2006	$1.94	$1.18
September 2006 to November 2006	$2.23	$1.47
December 2006 to February 2007	$2.62	1.68

Period	High	Low
August 2006	$1.69	$1.50
September 2006	$2.23	$1.59
October 2006	$2.10	$1.47
November 2006	$2.13	$1.76
December 2006	$2.16	$1.68
January 2007	$2.25	$1.78
February 2007	$2.62	$1.81

Effective September 20, 2001, our common shares were consolidated such that every five pre-consolidation common shares were exchanged for one post-consolidation common share.

Concurrently, our name was changed from "Alberta Star Mining Corp." to "Alberta Star Development Corp."

Our common shares have been quoted for trading on the OTCBB since July 16, 2002; no trades in our common shares occurred on this quotation system until January 29, 2003. The following sets forth the high and low closing prices in United States funds of our common shares traded on the OTCBB since this date:

Period		High		Low
December 1, 2002 to November 30, 2003	US$	0.235	US$	0.09
December 1, 2003 to November 30, 2004	US$	0.32	US$	0.13
December 1, 2004 to November 30, 2005	US$	0.82	US$	0.12
December 1, 2005 to November 30, 2006	US$	2.45	US$	0.516

Period		High		Low
December 2004 to February 2005	US$	0.24	US$	0.12
March 2005 to May 2005	US$	0.23	US$	0.16
June 2005 to August 2005	US$	0.51	US$	0.15
September 2005 to November 2005	US$	0.82	US$	0.43
December 2005 to February 2006	US$	1.35	US$	0.516
March 2006 to May 2006	US$	2.45	US$	1.32
June 2006 to August 2006	US$	1.74	US$	1.06
September 2006 to November 2006	US$	2.01	US$	1.30
December 2006 to February 2007	US$	2.28	US$	1.45

Period		High		Low
August 2006	US$	1.74	US$	1.32
September 2006	US$	2.01	US$	1.40
October 2006	US$	1.88	US$	1.30
November 2006	US$	1.89	US$	1.55
December 2006	US$	1.87	US$	1.45
January 2007	US$	1.73	US$	1.52
February 2007	US$	2.30	US$	1.56

B.  Plan of Distribution

Not required, as this form 20-F filing is made as an annual report.

C.  Markets

Our common shares trade on the TSX-V under symbol "ASX" and on the OTCBB under symbol "ASXSF". Our shares have traded on the TSX-V and on its predecessor, the Alberta Stock Exchange, since December 5, 1997; the OTCBB since July 16, 2002. However, no trades in our common shares occurred on the OTCBB market until January 29, 2003.

D.  Selling Shareholders

Not required, as this form 20-F filing is made as an annual report.

E.  Dilution

Not required, as this form 20-F filing is made as an annual report.

F.  Expenses of the Issue

Not required, as this form 20-F filing is made as an annual report.

ITEM 10 - Additional Information

A.  Share Capital

Not required, as this form 20-F filing is made as an annual report.

B.  Bylaws and Articles of Association

Our Certificate of Incorporation, Certificate of Amendment, Registration of Restated Articles, Bylaws and Articles of Association are incorporated by reference to certain exhibits to our Form 20-F registration statement filed with the Securities and Exchange Commission on June 8, 2001.

C.  Material Contracts

We are a party to the following material contracts for the two years preceding publication of this annual report, all of which are referred to in the exhibits section of this annual report:

  Service Agreement with Connors Drilling Ltd. On January 10, 2006, we entered into an agreement with Connors Drilling Ltd. for diamond core drilling services on the Contact Lake and Port Radium properties. The agreement specifies that Connors Drilling Ltd. will drill 15,000 m in approximately 60 to 70 holes with a maximum length of 300 m; invoices will be rendered periodically. Commencement of the drilling program is planned for late April or early May 2006 or at a mutually agreeable date.

  Investor Relations Agreement with Michael Baybak and Company, Inc. On January 1, 2006, we entered into an agreement with Michael Baybak and Company, Inc. for media and investor relations services. According to the agreement, Michael Baybak and Company Inc. is to generate publicity for us in specific business, natural resources and financial communities. The term of the agreement is for an initial period of six months, which may be extended on mutually agreeable terms. Fees for the fixed term contract are US $3,000 per month and the issuance of 200,000 options total, exercisable at $0.60 per share to two principals of Michael Baybak and Company Inc., Michael Baybak and George Duggan.

  Purchase and Sale Agreement with Kalac Holdings Ltd. Et Al. On November 21, 2005, we entered into a purchase and sale agreement with Kalac Holdings Ltd., Trevor Teed and David Lorne to acquire a 100% interest in 11 contiguous claims, comprising 6,200.74 ha, called the North Contact Lake Mineral Claims, in the Port Uranium Belt. The purchase was subject to a 2% NSR, and included our issuance of 250,000 shares and payment of $75,000. We may also purchase one-half of the NSR for a one-time payment of $1,000,000.

  Purchase and Sale Agreement with South Malartic. On November 14, 2005, we entered into a purchase and sale agreement with South Malartic to purchase a 50% undivided right, title and interest in three mineral leases, totalling in 106.52 hectares called the Eldorado Uranium Mine Mineral Leases, for cash payment $20,000. Acquisition of the properties will also entitle us to all property and historical data in South Malartic's possession, including reports, maps, historical uranium production records, and uranium assay reports.

  Purchase and Sale Agreement with Messrs. Dewar, Teed and Burylo. On October 2, 2005, we entered into a purchase and sale agreement with Lane Dewar, Trevor Teed and Ted Burylo to acquire a 100% undivided right, title and interest in 1,497.44 hectares called the Port Radium - Crossfault Lake Mineral Claims, subject to a 2% NSR and by paying $60,000 and issuing 450,000 of our common shares. We may purchase the half of the NSR for a one-time payment of $1,000,000.

  Purchase and Sale Agreement Messrs. Dewar, Teed, Dupras, and Burylo. On July 6, 2005, we entered into a purchase and sale agreement with Lane Dewar, Trevor Teed, Andy Dupras and Ted Burylo to acquire a 100% undivided right, title and interest, subject to a 2% NSR, in four mineral claims, totalling 2,425.26 hectares called Port Radium - Glacier Lake Mineral Claims, located one half km southeast of Port Radium on Great Bear Lake, Northwest Territories, for our cash payments of $30,000 and the issuance of 360,000 of our common shares. We may purchase one-half of the NSR for a one-time payment of $1,000,000.

  Purchase and Sale Agreement with Messrs. Dewar, Teed and Burylo. On April 22, 2005, we entered into a purchase and sale agreement with Lane Dewar, Trevor Teed and Ted Burylo to acquire a 100% undivided right, title and interest, subject to a 1% NSR, in five mineral claims totalling 1,801.81 hectares called the Contact Lake Property, by making cash payments of $60,000 and issuing 300,000 of our common shares. We may purchase the 1% NSR for a one-time payment of $1,000,000.

  Property Option Agreement with Max Resource Corp. On April 1, 2005, we entered into a mineral property option agreement with Max Resource whereby Max Resource may earn up to a 50% undivided, right, title and interest in the MacInnis Lake Property and the Kult Claims by paying us $30,000 cash, issuing us 200,000 common shares of their company and completing $2 million in exploration work over five years by April 1, 2010.

  Property Option and Joint Venture Agreement with Fortunes Minerals Limited. On March 18, 2005, we entered into an option and joint venture agreement with Fortune Minerals Limited whereby we purchased an exclusive option to earn a 50% interest in two properties in the Northwest Territories and Nunavut. Upon earning the 50% property interest, we agreed to form a joint venture with Fortune Minerals Limited, to further explore and develop the property. In consideration for the option, we agreed to pay $10,000 to Fortune Minerals Limited, and an additional $10,000 on each of the first, second, third and fourth anniversary dates of the agreement, provided that we have incurred cumulative property expenditures in the amounts of $250,000, $500,000, $750,000 and $1,200, by the first, second, third and fourth anniversaries, respectively, of the agreement.

  Purchase and Sale Agreement with Kalac Holdings Ltd. Et Al. On March 15, 2005, we entered into a purchase and sale agreement with Kalac Holdings Ltd. and David G. Lorne to whereby we purchased a 100% interest in three mineral claims, known as the Kult Claims, located at MacInnis Lake, Northwest Territories. In consideration of the purchase, we agreed to pay $40,000 in cash and to issue 350,000 of our common shares.

  Purchase and Sale Agreement Messrs. Dewar, Teed, Dupras, and Burylo. On February 8, 2005, we entered into a purchase and sale agreement with Lane Dewar, Trevor Teed and Ted Burylo whereby we purchased a 100% right, interest and title in 12 mineral claims, known as the MacInnis Lake Uranium Claims, Northwest Territories. In consideration of the purchase, we agreed to pay $60,000 in cash and to issue 300,000 of our common shares.

D.  Exchange Controls and other Limitations Affecting Security Holders

There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of Common Shares, other than withholding tax requirements. Any such remittances to United States residents are generally subject to withholding tax, however no such remittances are likely in the foreseeable future. See "Taxation", below.

There is no limitation imposed by the laws of Canada or by our charter or other constituent documents on the right of a non-resident to hold or vote the Common Shares, other than as provided in the Investment Canada Act (Canada) (the "Investment Act"). The following discussion summarizes the material features of the Investment Act for a non-resident who proposes to acquire a controlling number of our Common Shares. It is general only, it is not a substitute for independent advice from an investor's own advisor, and it does not anticipate statutory or regulatory amendments.

We do not believe the Investment Act will have any affect on us or on our non-Canadian shareholders due to a number of factors including the nature of our operations and our relatively small capitalization.

The Investment Act generally prohibits implementation of a "reviewable" investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an "entity") that is not a "Canadian" as defined in the Investment Act (a "non-Canadian"), unless after review the Director of Investments appointed by the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. The size and nature of a proposed transaction may give rise to an obligation to notify the Director to seek an advance ruling. An investment in our Common Shares by a non-Canadian (other than a "WTO Investor" as that term is defined in the Investment Act and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when we are not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of us and the value of our assets, as determined in accordance with the regulations promulgated under the Investment Act, was over a certain figure, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada's cultural heritage or national identity, regardless of the value of our assets. An investment in our Common Shares by a WTO Investor, or by a non-Canadian when we are controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of us and the value of our assets, as determined in accordance with the regulations promulgated under the Investment Act, was not less than a specified amount, which for 2006 exceeds CAD$250 million. A non-Canadian would acquire control of us for the purposes of the Investment Act if the non-Canadian acquired a majority of our Common Shares. The acquisition of less than a majority but one-third or more of our Common Shares would be presumed to be an acquisition of control of us unless it could be established that, on the acquisition, we were not controlled in fact by the acquiror through the ownership of our Common Shares.

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

H.  Documents on Display

You may review a copy of our filings with the SEC, including exhibits and schedules filed with it, in the SEC's Public Reference Room at 100 F Street NE, Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 or the Conventional Reading Rooms' Headquarters Office at 212-551-8090 for further information on the public reference rooms. The SEC maintains a web site (www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

I.  Subsidiary Information

Not applicable, as we do not own any subsidiary companies.

ITEM 11 - Quantitative and Qualitative Disclosures About Market Risk

A.  Transaction Risk and Currency Risk Management

The Company's operations do not employ financial instruments or derivatives and given that the Company keeps its excess funds in high-grade short-term instruments it does not have significant or unusual financial market risks.

B.  Exchange Rate Sensitivity

A significant portion of our administrative operations and other operations are denominated in Canadian funds, there is little exposure to foreign exchange movements between the Canadian and international currencies.

We typically hold most of our funds in Canadian dollars and report the results of our operations in Canadian dollars and are therefore are not subject to any material exchange rate risk.

We do not hedge foreign currency risk, and it does not consider this exposure to be material in the context of its operations.

There has been virtually no difference in our operations due to the affect of foreign exchange rate fluctuation in the period ended November 30, 2006.

C.  Interest Rate Risk and Equity Price Risk

We are primarily equity financed and do not have any long term debt and, therefore, do not believe that the interest rate market's risk is material.

D.  Commodity Price Risk

While the value of the Company's resource properties, if any, can always be said to relate to the price of precious metals and the outlook for same, the Company does not have any operating mines and hence does not have any hedging or other commodity based operations risks respecting its business activities. We are exposed to market risk, primarily related to fluctuating prices in our common stock.

ITEM 12 - Descriptions of Securities Other than Equity Securities

Not required, as this 20-F filing is made as an annual report.

PART II

ITEM 13 - Defaults, Dividend Arrearages and Delinquencies

Not applicable.

ITEM 14 - Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

ITEM 15 - Controls and Procedures

A.  Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including Tim Coupland, our President and Chief Executive Officer, and Michael Bogin, our Chief Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(b) as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures are effective. There were no changes in our internal control over financial reporting during the year ended November 30, 2006 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

B.  Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the company. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect our transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements; providing reasonable assurance that receipts and expenditures of company assets are made in accordance with management authorization; and providing reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on our financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected.

Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the company's internal control over financial reporting was effective as of November 30, 2006.

This annual report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management's report in this annual report.

There was no change during the fiscal year ended November 30, 2006 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A - Audit Committee Financial Expert

Our Board of Directors has determined that Tracy A. Moore, a member of our audit committee, is the audit committee financial expert and an independent director as defined in the Nasdaq Marketplace Rules.

ITEM 16B - Code of Ethics

We have adopted a written Code of Ethics that applies to all employees and executive officers, including our Chief Executive Officer and Chief Financial Officer. A copy of the Code of Ethics is attached as Exhibit No. 11.1 "Code of Ethics".

During the most recently completed fiscal year, the Company has neither: (a) amended its Code of Ethics; nor (b) granted any waiver (including any implicit waiver) form any provision of its Code of Ethics.

ITEM 16C - Principal Accountant Fees and Services

Fees and Services

James Stafford, Chartered Accountants, audited our financial statements for fiscal 2006 and 2005, as well as the quarterly statements for fiscal 2006. The following is an aggregate of fees billed for each of the last two fiscal years for professional services rendered by our principal accountants:

	2006	2005
Audit fees - auditing of our annual financial statements and preparation of auditors' report.	$59,762	$56,660
Audit-related fees - review of each of the quarterly financial statements.	34,954	17,822
Tax fees - preparation and filing of three major tax-related forms.	31,406	18,851
All other fees - other services provided by our principal accountants.	-	-
Total fees paid or accrued to our principal accountants	$126,122	$93,333

Pre-Approval Polices and Procedures

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

We are only to obtain non-audit services from our principal accountants when the services offered by our principal accountants are more effective or economical than services available from other service providers, and, to the extent possible, only after competitive bidding. These determinations are among the key practices adopted by the audit committee effective during fiscal 2006. The board has adopted policies and procedures for pre-approving work performed by our principal accountants.

After careful consideration, the audit committee of the board of directors has determined that payment of the above audit fees is in conformance with the independent status of our company's principal independent accountants. Before engaging the auditors in additional services, the audit committee considers how these services will impact the entire engagement and independence factors.

The Audit Committee has pre-approved specifically identified non-audit related services, including tax compliance, review of tax returns, documentation of processes and controls as submitted to the Audited Committee from time to time.

ITEM 16D - Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16E - Purchases of Equity Securities by the Issuers and Affiliated Purchasers

Not applicable.

PART III

ITEM 17 - Financial Statements

Our audited financial statements as prepared by our management and approved by the audit committee include:

  our balance sheets as at November 30, 2006 and 2005;
  the following statements for the fiscal years ended November 30, 2006, 2005, and 2004, as well as information from our inception to November 30, 2006:
    statements of operations and deficit
    statements of cash flows; and
    statements of changes in shareholders' equity.

All of these were audited by our auditor, James Stafford, Chartered Accountants.

The financial statements are prepared in accordance with Canadian GAAP and are reconciled to US GAAP in note 18 to the financial statements. All figures are expressed in Canadian dollars.

Alberta Star Development Corp.
(An Exploration Stage Company)
Financial Statements
(Expressed in Canadian Dollars)
30 November 2006

JAMES STAFFORD

James Stafford
Chartered Accountants*
Suite 350 - 1111 Melville Street
Vancouver, British Columbia
Canada V6E 3V6
Telephone +1 604 669 0711
Facsimile +1 604 669 0754
*Incorporated professional

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Alberta Star Development Corp.
(An Exploration Stage Company)

We have audited the balance sheets of Alberta Star Development Corp. (the "Company") (an exploration stage company) as at 30 November 2006 and 2005 and the related statements of operations and deficit, cash flows and changes in shareholders' equity for the period from 6 September 1996 (Date of Inception) to 30 November 2006 and for each of the years in the three-year period ended 30 November 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at 30 November 2006 and 2005 and the results of its operations, its cash flows, and its changes in shareholders' equity for the period from 6 September 1996 (Date of Inception) to 30 November 2006 and for each of the years in the three-year period ended 30 November 2006 in accordance with Canadian generally accepted accounting principles.

/s/ James Stafford
Vancouver, British Columbia, Canada	Chartered Accountants

27 January 2007

Comments by Independent Registered Chartered Accountants for United States of America Readers on Canada - United States of America Reporting Differences

The standards of the Public Company Accounting Oversight Board (United States of America) require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States of America), our report to the Shareholders and Board of Directors dated 29 January 2006 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such conditions and events in the report when these are adequately disclosed in the financial statements.

/s/ James Stafford
Vancouver, British Columbia, Canada	Chartered Accountants

27 January 2006

Alberta Star Development Corp.
(An Exploration Stage Company)
Balance Sheets
(Expressed in Canadian Dollars)
As at 30 November

	2006	2005
	$	$

Assets

Current
Cash and cash equivalents (Note 4)	30,149,153	11,841,868
Available for sale investments (Note 5)	72,000	82,000
Amounts receivable (Note 6)	358,427	40,843
Prepaid expenses	111,016	-

	30,690,596	11,964,711

Property, plant and equipment (Note 7)	107,424	14,113

	30,798,020	11,978,824

Liabilities

Current
Accounts payable and accrued liabilities (Note 9)	465,922	79,588

Shareholders' equity
Capital stock (Note 11)
Authorized
Unlimited number of preferred shares
Unlimited number of voting common shares
Issued and outstanding
2006 - 96,251,717 common shares
2005 - 70,914,983 common shares	36,879,416	13,776,121
Contributed surplus (Note 11)	3,429,508	464,003
Share subscriptions received in advance (Note 11)	7,500	-
Warrants (Note 11)	9,459,394	5,472,623
Deficit, accumulated during the exploration stage	(19,443,720)	(7,813,511)

	30,332,098	11,899,236

	30,798,020	11,978,824

Nature and Continuance of Operations (Note 1), Commitments (Note 13), and Subsequent Events (Note 17)

Reconciliation of Canadian and United States Generally Accepted Accounting Principles (Note 18)

On behalf of the Board:

"/s/ Tim Coupland"                     Director                                                                                            "/s/ Michael Bogin"                     Director
Tim Coupland                                                                                                                                           Michael Bogin

The accompany notes are an integral part of these financial statements.

Alberta Star Development Corp.
(An Exploration Stage Company)
Statements of Operations and Deficit
(Expressed in Canadian Dollars)

	Cumulative amounts from inception to 30 November 2006	For the year ended 30 November 2006	For the year ended 30 November 2005	For the year ended 30 November 2004
	$	$	$	$

Expenses
Mineral properties (Schedule 1)	14,557,622	9,447,131	1,950,187	1,387,282
General and administrative (Schedule 2)	7,716,359	4,402,693	880,087	642,029

Net loss before other items and income taxes	(22,273,981)	(13,849,824)	(2,830,274)	(2,029,311)

Other items
Interest income	802,010	802,010	-	-
Loss on sale of property, plant and equipment	(428)	-	(428)	-
Write-down of available for sale investments	(10,000)	(10,000)	-	-
Write-off of property, plant and equipment	(5,592)	(2,355)	(2,108)	(1,129)

Net loss before income taxes	(21,487,991)	(13,060,169)	(2,832,810)	(2,030,440)

Future income tax recovery	2,605,528	1,429,960	-	1,073,238

Net loss for the year	(18,882,463)	(11,630,209)	(2,832,810)	(957,202)

Deficit, accumulated during the exploration stage, beginning of year	-	(7,813,511)	(4,980,701)	(4,023,499)

Adjustment for change in accounting policy (Note 2)	(561,257)	-	-	-

Deficit, accumulated during the exploration stage, end of year	(19,443,720)	(19,443,720)	(7,813,511)	(4,980,701)

Basic and diluted loss per share (Note 3)		(0.14)	(0.06)	(0.03)

Weighted average number of common shares outstanding		83,573,546	44,249,632	27,557,850

The accompany notes are an integral part of these financial statements.

Alberta Star Development Corp.
(An Exploration Stage Company)
Statements of Cash Flows
(Expressed in Canadian Dollars)

	Cumulative amounts from inception to 30 November 2006	For the year ended 30 November 2006	For the year ended 30 November 2005	For the year ended 30 November 2004
	$	$	$	$

Cash flows from operating activities
Net loss for the year	(19,443,720)	(11,630,209)	(2,832,810)	(957,202)
Adjustments to reconcile loss to net cash used by operating activities
Acquisition of mineral property interests (Notes 8, 11 and 15)	1,241,000	182,500	599,000	30,000
Accrued interest income	(159,551)	(159,551)	-	-
Amortization of property, plant and equipment	43,064	15,838	6,684	8,796
Financing fee	38,000	-	-	-
Future income tax recovery (Note 14)	(2,605,528)	(1,429,960)	-	(1,073,238)
Loss on sales of property, plant and equipment	428	-	428	-
Recovery of mineral property costs (Notes 5, 8 and 15)	(82,000)	-	(82,000)	-
Stock-based compensation (Note 12)	3,645,114	3,237,869	185,580	-
Write-down of available for sale investments	10,000	10,000	-	-
Write-off of plant, property and equipment	5,592	2,355	2,108	1,129
Gain on sale of mineral property interests (Note 15)	(16,565)	-	-	-

	(17,324,166)	(9,771,158)	(2,121,010)	(1,990,515)

Changes in operating assets and liabilities
(Increase) decrease in amounts receivable	(198,876)	(158,033)	65,341	(21,753)
(Increase) decrease in prepaid expenses	(111,016)	(111,016)	92,735	(92,735)
Increase (decrease) in accounts payable and accrued liabilities	532,840	386,334	(4,414)	(134,083)

	(17,101,218)	(9,653,873)	(1,967,348)	(2,239,086)

Cash flows from investing activities
Purchase of property, plant and equipment	(156,936)	(111,504)	(8,361)	(9,646)
Proceeds on sale of property, plant and equipment	428	-	428	-
Proceeds on sale of marketable securities	16,565	-	-	-

	(139,943)	(111,504)	(7,933)	(9,646)

Cash flows from financing activities
Issuance of common shares for cash	5,612,822	-	3,460,875	-
Issuance of flow-through shares for cash	22,334,064	16,556,290	2,936,950	2,695,560
Issuance of warrants for cash	11,099,845	5,740,710	4,102,176	544,720
Warrants exercised	9,260,185	6,467,056	1,361,462	784,492
Options exercised	1,082,442	520,000	355,149	40,600
Share issuance costs	(2,006,544)	(1,218,894)	(341,022)	(217,898)
Share subscriptions received in advance	7,500	7,500	-	-

	47,390,314	28,072,662	11,875,590	3,847,474

Increase in cash and cash equivalents (Note 4)	30,149,153	18,307,285	9,900,309	1,598,742

Cash and cash equivalents, beginning of year	-	11,841,868	1,941,559	342,817

Cash and cash equivalents, end of year	30,149,153	30,149,153	11,841,868	1,941,559

Restricted Cash and Cash Equivalents (Note 4)
Supplemental Disclosures with Respect to Cash Flows (Note 15)

The accompany notes are an integral part of these financial statements.

Alberta Star Development Corp.
(An Exploration Stage Company)
Statements of Changes in Shareholders' Equity
(Expressed in Canadian Dollars)

	Number of shares issued	Share capital	Contributed surplus	Warrants	Deficit accumulated during the exploration stage	Total Shareholders' equity
		$	$	$	$	$

Balance at 6 September 1996	-	-	-	-	-	-
Shares issued - cash ($0.05 per share)	5,800,000	290,000	-	-	-	290,000
Shares issued - cash ($0.10 per share)	2,000,000	200,000	-	-	-	200,000
Share issue costs - cash paid	-	(59,613)	-	-	-	(59,613)
Net loss for the year	-	-	-	-	-	-

Balance at 30 November 1997	7,800,000	430,387	-	-	-	430,387
Shares issued - cash ($0.20 per share)	150,000	30,000	-	-	-	30,000
Shares issued - mineral property ($0.07925 per share)	4,000,000	317,000	-	-	-	317,000
Stock options exercised ($0.10 per share)	80,000	8,000	-	-	-	8,000
Share issue costs - cash paid	-	(19,870)	-	-	-	(19,870)
Net loss for the year	-	-	-	-	(72,773)	(72,773)

Balance at 30 November 1998	12,030,000	765,517	-	-	(72,773)	692,744
Shares issued - cash ($0.10 per share)	345,000	34,500	-	-	-	34,500
Stock options exercised ($0.10 per share)	70,000	7,000	-	-	-	7,000
Share issue costs - cash paid	-	(150)	-	-	-	(150)
Net loss for the year	-	-	-	-	(291,216)	(291,216)

Balance at 30 November 1999	12,445,000	806,867	-	-	(363,989)	442,878
Shares issued - cash ($0.10 per share)	2,000,000	200,000	-	-	-	200,000
Shares issued for settlement of debt ($0.10 per share) (Note 15)	669,180	66,918	-	-	-	66,918
Share issue costs - cash paid	-	(3,977)	-	-	-	(3,977)
Net loss for the year	-	-	-	-	(143,787)	(143,787)

Balance at 30 November 2000	15,114,180	1,069,808	-	-	(507,776)	562,032
Shares issued - cash ($0.10 per unit)	2,450,000	245,000	-	-	-	245,000
Stock options exercised ($0.10 per share)	550,000	55,000	-	-	-	55,000
Share consolidation 5:1	(14,491,344)	-	-	-	-	-
Shares issued - cash ($0.15 per unit)	633,333	81,902	-	-	-	81,902
Warrants granted	-	-	-	13,098	-	13,098
Share issue costs - cash paid	-	(2,306)	-	-	-	(2,306)
Adjustment for change in accounting policy (Note 2)	-	-	-	-	(561,257)	(561,257)
Net loss for the year	-	-	-	-	(403,950)	(403,950)

Balance at 30 November 2001	4,256,169	1,449,404	-	13,098	(1,472,983)	(10,481)

The accompany notes are an integral part of these financial statements.

Alberta Star Development Corp.
(An Exploration Stage Company)
Statements of Changes in Shareholders' Equity
(Expressed in Canadian Dollars)

	Number of shares issued	Share capital	Contributed surplus	Warrants	Deficit accumulated during the exploration stage	Total Shareholders' equity
		$	$	$	$	$

Balance forward at 30 November 2001	4,256,169	1,449,404	-	13,098	(1,472,983)	(10,481)
Shares issued - cash ($0.10 per unit)	1,750,000	41,700	-	-	-	41,700
Shares issued - cash ($0.15 per unit)	3,500,000	417,900	-	-	-	417,900
Stock options exercised ($0.14 per share)	220,000	30,800	-	-	-	30,800
Shares issued for service ($0.15 per share)	100,000	15,000	-	-	-	15,000
Warrants granted	-	-	-	240,400	-	240,400
Share issue costs - cash paid	-	(53,375)	-	-	-	(53,375)
Net loss for the year	-	-	-	-	(608,910)	(608,910)

Balance at 30 November 2002	9,826,169	1,901,429	-	253,498	(2,081,893)	73,034
Flow-through shares issued - cash ($0.15 per unit)	666,667	26,747	-	-	-	26,747
Flow-through shares issued - cash ($0.25 per unit)	680,000	118,517	-	-	-	118,517
Shares issued - cash ($0.15 per unit)	666,333	26,733	-	-	-	26,733
Shares issued - cash ($0.23 per unit)	3,500,000	556,325	-	-	-	556,325
Shares issued - cash ($0.25 per unit)	160,000	27,887	-	-	-	27,887
Warrants exercised ($0.10 per share)	250,000	34,010	-	(9,010)	-	25,000
Warrants exercised ($0.14 per share)	425,000	94,715	-	(35,215)	-	59,500
Warrants exercised ($0.15 per share)	3,500,000	632,100	-	(107,100)	-	525,000
Warrants exercised ($0.19 per share)	50,000	9,893	-	(393)	-	9,500
Warrants exercised ($0.20 per share)	100,000	21,629	-	(1,629)	-	20,000
Stock options exercised ($0.14 per share)	82,808	11,593	-	-	-	11,593
Stock options exercised ($0.15 per share)	362,000	54,300	-	-	-	54,300
Agent compensation warrants exercised ($0.15 per share)	54,500	8,175	-	-	-	8,175
Shares issued for mineral property ($0.17 per share) (Notes 8 and 15)	50,000	8,500	-	-	-	8,500
Shares issued for mineral property ($0.24 per share) (Notes 8 and 15)	200,000	48,000	-	-	-	48,000
Shares issued for mineral property ($0.28 per share) (Notes 8 and 15)	200,000	56,000	-	-	-	56,000
Shares issued for agent services rendered ($0.23 per share) (Note 15)	100,000	23,000	-	-	-	23,000
Warrants granted	-	-	-	517,219	-	517,219
Warrants expired	-	-	11,076	(11,076)	-	-
Share issue costs - cash paid	-	(89,439)	-	-	-	(89,439)
Share issue costs - warrants	-	(58,478)	-	-	-	(58,478)
Stock-based compensation	-	-	221,665	-	-	221,665
Tax benefits renounced to flow-through share subscribers	-	(102,330)	-	-	-	(102,330)
Escrow shares cancelled	(137,978)	-	-	-	-	-
Net loss for the year	-	-	-	-	(1,941,606)	(1,941,606)

Balance at 30 November 2003	20,735,499	3,409,306	232,741	606,294	(4,023,499)	224,842

The accompany notes are an integral part of these financial statements.

Alberta Star Development Corp.
(An Exploration Stage Company)
Statements of Changes in Shareholders' Equity
(Expressed in Canadian Dollars)

	Number of shares issued	Share capital	Contributed surplus	Warrants	Deficit accumulated during the exploration stage	Total Shareholders' equity
		$	$	$	$	$

Balance forward at 30 November 2003	20,735,499	3,409,306	232,741	606,294	(4,023,499)	224,842
Flow-through shares issued - cash ($0.25 per unit)	5,655,000	1,211,456	-	-	-	1,211,456
Flow-through shares issued - cash ($0.27 per unit)	6,764,926	1,484,104	-	-	-	1,484,104
Warrants exercised ($0.14 per share)	1,075,000	239,574	-	(89,074)	-	150,500
Warrants exercised ($0.20 per share)	395,333	122,506	-	(43,439)	-	79,067
Warrants exercised ($0.28 per share)	400,000	142,284	-	(30,284)	-	112,000
Warrants exercised ($0.30 per share)	571,000	211,870	-	(40,570)	-	171,300
Agent compensation warrants exercised ($0.15 per share)	645,500	96,825	-	-	-	96,825
Agent compensation warrants exercised ($0.25 per share)	699,200	233,211	-	(58,411)	-	174,800
Stock options exercised ($0.14 per share)	40,000	5,600	-	-	-	5,600
Stock options exercised ($0.20 per share)	175,000	35,000	-	-	-	35,000
Shares issued for mineral property ($0.17 per share) (Notes 8 and 15)	100,000	17,000	-	-	-	17,000
Shares issued for mineral property ($0.26 per share) (Notes 8 and 15)	50,000	13,000	-	-	-	13,000
Shares issued for agent services rendered ($0.25 per share) (Note 15)	24,376	6,094	-	-	-	6,094
Shares issued for agent services rendered ($0.27 per unit) (Note 15)	196,456	43,059	-	-	-	43,059
Warrants granted	-	-	-	684,934	-	684,934
Warrants expired	-	-	241,418	(241,418)	-	-
Agent compensation warrants expired	-	-	67	(67)	-	-
Share issue costs - cash paid	-	(217,898)	-	-	-	(217,898)
Share issue costs - shares	-	(49,153)	-	-	-	(49,153)
Share issue costs - warrants	-	(140,214)	-	-	-	(140,214)
Tax benefits renounced to flow- through share subscribers (Note 14)	-	(1,073,238)	-	-	-	(1,073,238)
Net loss for the year	-	-	-	-	(957,202)	(957,202)

Balance at 30 November 2004	37,527,290	5,790,386	474,226	787,965	(4,980,701)	2,071,876

The accompany notes are an integral part of these financial statements.

Alberta Star Development Corp.
(An Exploration Stage Company)
Statements of Changes in Shareholders' Equity
(Expressed in Canadian Dollars)

	Number of shares issued	Share capital	Contributed surplus	Warrants	Deficit accumulated during the exploration stage	Total Shareholders' equity
		$	$	$	$	$

Balance forward at 30 November 2004	37,527,290	5,790,386	474,226	787,965	(4,980,701)	2,071,876
Flow-through shares issued - cash ($0.45 per unit)	10,000,000	2,936,950	-	-	-	2,936,950
Shares issued - cash ($0.40 per unit)	15,000,000	3,460,875	-	-	-	3,460,875
Warrants exercised ($0.20 per share)	937,667	290,564	-	(103,031)	-	187,533
Warrants exercised ($0.40 per share)	745,963	372,743	-	(74,358)	-	298,385
Warrants exercised ($0.55 per share)	1,130,000	789,893	-	(168,393)	-	621,500
Agent compensation warrants exercised ($0.36 per share)	677,875	318,273	-	(74,238)	-	244,035
Agent compensation warrants exercised ($0.40 per share)	25,024	12,550	-	(2,541)	-	10,009
Stock options exercised ($0.14 per share)	72,808	10,193	-	-	-	10,193
Stock options exercised ($0.20 per share)	1,724,782	563,034	(218,078)	-	-	344,956
Shares issued for mineral property ($0.20 per share) (Notes 8 and 15)	360,000	72,000	-	-	-	72,000
Shares issued for mineral property ($0.235 per share) (Notes 8 and 15)	300,000	70,500	-	-	-	70,500
Shares issued for mineral property ($0.24 per share) (Notes 8 and 15)	300,000	72,000	-	-	-	72,000
Shares issued for mineral property ($0.25 per share) (Notes 8 and 15)	350,000	87,500	-	-	-	87,500
Shares issued for mineral property ($0.66 per share) (Notes 8 and 15)	450,000	297,000	-	-	-	297,000
Shares issued for agent services rendered ($0.40 per share) (Note 15)	1,313,574	303,074	-	-	-	303,074
Warrants granted	-	-	-	5,129,494	-	5,129,494
Agent compensation warrants expired	-	-	22,275	(22,275)	-	-
Share issue cost - cash paid	-	(341,022)	-	-	-	(341,022)
Share issue cost - shares	-	(303,074)	-	-	-	(303,074)
Share issue cost - warrants	-	(1,027,318)	-	-	-	(1,027,318)
Stock based-compensation (Note 12)	-	-	185,580	-	-	185,580
Net loss for the year	-	-	-	-	(2,832,810)	(2,832,810)

Balance at 30 November 2005	70,914,983	13,776,121	464,003	5,472,623	(7,813,511)	11,899,236

The accompany notes are an integral part of these financial statements.

Alberta Star Development Corp.
(An Exploration Stage Company)
Statements of Changes in Shareholders' Equity
(Expressed in Canadian Dollars)

	Number of shares issued	Share capital	Contributed surplus and share subscriptions received in advance	Warrants	Deficit accumulated during the exploration stage	Total Shareholders' equity
		$	$	$	$	$

Balance at 30 November 2005	70,914,983	13,776,121	464,003	5,472,623	(7,813,511)	11,899,236
Flow-through shares issued - cash ($1.85 per unit) (Note 11)	5,500,000	6,942,843	-	-	-	6,942,843
Flow-through shares issued - cash ($1.90 per unit) (Note 11)	6,380,000	9,613,448	-	-	-	9,613,448
Warrants exercised ($0.55 per share)	227,500	159,027	-	(33,902)	-	125,125
Warrants exercised ($0.40 per share)	683,500	341,401	-	(68,001)	-	273,400
Warrants exercised ($0.40 per share)	1,853,000	931,318	-	(190,118)	-	741,200
Warrants exercised ($0.75 per share)	3,155,550	3,353,119	-	(986,456)	-	2,366,663
Warrants exercised ($0.65 per share)	1,228,750	1,214,681	-	(415,994)	-	798,687
Agents compensation warrants exercised ($0.40 per share)	21,581	10,780	-	(2,147)	-	8,633
Agents compensation warrants exercised ($0.40 per share)	51,622	25,945	-	(5,296)		20,649
Agents compensation warrants exercised ($0.36 per share)	200,468	94,422	-	(22,254)	-	72,168
Agents compensation warrants exercised ($0.36 per share)	106,396	49,765	-	(11,462)	-	38,303
Agents compensation warrants exercised ($0.65 per unit)	656,787	649,266	-	(222,355)	-	426,911
Agents compensation warrants exercised ($0.45 per unit)	1,985,664	1,694,744	-	(801,196)	-	893,548
Agents compensation warrants exercised ($0.75 per share)	935,691	701,768	-	-	-	701,768
Stock options exercised ($0.20 per share)	1,550,000	453,825	(143,825)	-	-	310,000
Stock options exercised ($0.60 per share)	350,000	348,488	(138,488)	-	-	210,000
Shares issued for mineral property ($0.73 per share) (Notes 8 and 15)	250,000	182,500	-	-	-	182,500
Shares issued for agent services rendered ($1.85 per share) (Note 15)	200,225	252,751	-	-	-	252,751
Warrants granted	-	-	-	6,755,901	-	6,755,901
Warrants expired	-	-	9,949	(9,949)	-	-
Share issuance cost - cash	-	(1,218,894)	-	-	-	(1,218,894)
Share issuance cost - share	-	(252,751)	-	-	-	(252,751)
Share issuance cost - warrant	-	(1,015,191)	-	-	-	(1,015,191)
Stock based compensation (Note 12)	-	-	3,237,869	-	-	3,237,869
Subscriptions received in advance (Note 11)	-	-	7,500	-	-	7,500
Tax benefits renounced to flow-through share subscribers (Note 14)	-	(1,429,960)	-	-	-	(1,429,960)
Net loss for the year	-	-	-	-	(11,630,209)	(11,630,209)

Balance at 30 November 2006	96,251,717	36,879,416	3,437,008	9,459,394	(19,443,720)	30,332,098

The accompany notes are an integral part of these financial statements.

Alberta Star Development Corp.
(An Exploration Stage Company)
Schedule 1 - Summary of Mineral Properties Expenditures
(Expressed in Canadian Dollars)

	Cumulative amounts from inception to 30 November 2006	For the year ended 30 November 2006	For the year ended 30 November 2005	For the year ended 30 November 2004
	$	$	$	$

Exploration operating expenses
Assays	176,305	165,073	11,232	-
Camp and field costs	2,420,327	2,130,533	117,376	980
Consulting fees (Note 10)	1,024,299	391,125	336,331	240,309
Drilling	1,668,117	1,458,060	-	-
Geology and engineering	1,757,147	1,114,370	210,549	(10,085)
Surveying	1,463,623	1,022,300	441,323	-
Transportation	3,473,557	3,287,482	186,075	-
Travel	423,070	56,787	27,476	21,231

	12,406,445	9,625,730	1,330,362	252,435

Acquisition of mineral property interests (Notes 8 and 15)	2,831,197	257,500	967,236	1,142,847

Recovery of mineral property costs (Notes 8 and 15)	(829,007)	(436,099)	(347,411)	(8,000)

Sales of mineral property interests (Notes 8 and 15)	(71,565)	-	-	-

Write-off of mineral properties and related costs	220,552	-	-	-

	14,557,622	9,447,131	1,950,187	1,387,282

Details on Mineral Properties Expenditures (Note 8)

The accompany notes are an integral part of these financial statements.

Alberta Star Development Corp.
(An Exploration Stage Company)
Schedule 2 - General and Administrative Expenses
(Expressed in Canadian Dollars)

	Cumulative amounts from inception to 30 November 2006	For the year ended 30 November 2006	For the year ended 30 November 2005	For the year ended 30 November 2004
	$	$	$	$

Advertising and promotion	594,016	247,563	124,842	142,905
Amortization	43,064	15,838	6,684	8,796
Automotive	39,370	4,245	3,809	3,823
Bank charges and interest (Note 15)	20,572	4,665	8,146	3,967
Consulting fees (Note 10)	488,526	27,452	43,900	66,528
Directors fees (Note 10)	30,950	30,950	-	-
Filing and financing fees (Note 15)	251,735	93,387	56,587	28,280
Legal and accounting (Note 10)	741,795	178,794	149,959	106,587
Management fees (Note 10)	543,387	135,000	60,000	60,000
Meals and entertainment	119,166	22,857	27,439	25,561
Office and miscellaneous	379,981	181,523	57,321	70,547
Rent and utilities	100,311	38,656	9,350	8,564
Secretarial fees (Note 10)	226,471	36,037	38,304	32,019
Stock-based compensation (Note 12)	3,645,114	3,237,869	185,580	-
Telephone and internet	38,057	10,808	6,274	6,120
Transfer fees and shareholder information	382,668	102,543	79,438	78,332
Travel	71,176	34,506	22,454	-

	7,716,359	4,402,693	880,087	642,029

The accompany notes are an integral part of these financial statements.

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 November 2006

  Nature and Continuance of Operations

  Alberta Star Development Corp. (the "Company") was incorporated under the laws of the province of Alberta on 6 September 1996 and is in the exploration stage.

  The Company is in the business of acquiring and exploring mineral properties. The recoverability of the amounts expended by the Company on acquiring and exploring mineral properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to complete the acquisition and/or development of the properties and upon future profitable production.

  The Company's financial statements as at 30 November 2006 and for the year then ended have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company has a loss of $11,630,209 for the year ended 30 November 2006 (2005 - $2,832,810, 2004 - $957,202) and has working capital of $30,224,674 at 30 November 2006 (2005 - $11,885,123).

  The Company had cash and cash equivalents of $30,149,153 at 30 November 2006 (2005 - $11,841,868), but management cannot provide assurance that the Company will ultimately achieve profitable operations or become cash flow positive, or raise additional debt and/or equity capital. However, based on its prior demonstrated ability to raise capital, management believes that the Company's capital resources should be adequate to continue operating and maintain its business strategy during fiscal 2007. However, if the Company is unable to raise additional capital in the near future, due to the Company's liquidity problems, management expects that the Company will need to curtail operations, liquidate assets, seek additional capital on less favourable terms and/or pursue other remedial measures. These financial statements do not include any adjustments related to the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

  Changes in Accounting Policies

  In 2001, the CICA issued Accounting Guideline No. 11, which covers the Company's exploration activities. In the past, the Company has capitalized certain exploration costs on mineral properties that were not covered by feasibility studies, whereas under the new guideline, the Company was required to expense these amounts in the year incurred. Effective 1 January 2001, the Company adopted these new recommendations on a retroactive basis. The impact as at 1 January 2001 of the adoption of these new recommendations was to reduce mineral properties by $561,257 and to increase deficit, accumulated during the exploration stage by $561,257.

  Significant Accounting Policies

  The accounting policies of the Company are in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). These policies conform, in all material respects, with accounting principles generally accepted in the United States of America ("United States GAAP"), except as discussed in Note 18. Outlined below are those policies considered particularly significant.

  Alberta Star Development Corp.
  (An Exploration Stage Company)
  Notes to Financial Statements
  (Expressed in Canadian Dollars)
  30 November 2006

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

  Property, plant and equipment

  Property, plant and equipment are recorded at cost and are amortized over their estimated useful lives at the following annual rates, with half the rate being applied in the year of acquisition:

Computer equipment	30%	declining balance
Equipment	20%	declining balance
Furniture and fixtures	20%	declining balance

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

  Mineral property and deferred exploration costs are currently charged to operations as incurred since the Company has not met the criteria for deferral of acquisition and development costs under Canadian GAAP.

  Although the Company has taken steps to verify title to mineral properties in which it has an interest, according to the usual industry standards for the stage of exploration of such properties, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

  Alberta Star Development Corp.
  (An Exploration Stage Company)
  Notes to Financial Statements
  (Expressed in Canadian Dollars)
  30 November 2006

  Reclamation costs

  The Company's policy for recording reclamation costs is to record a liability for the estimated costs to reclaim mined land by recording charges to production costs for each tonne of ore mined over the life of the mine. The amount charged is based on management's estimation of reclamation costs to be incurred. The accrued liability is reduced as reclamation expenditures are made. Certain reclamation work is performed concurrently with mining and these expenditures are charged to operations at that time.

  Stock-based compensation

  Effective 1 December 2002, the Company adopted, on a prospective basis, the provisions of Section 3870, "Stock-Based Compensation and Other Stock Based Payments", of the Canadian Institute of Chartered Accountants' ("CICA") Handbook ("Section 3870"). Section 3870 establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments to both employees and non-employees. Section 3870 recommends that certain stock-based transactions, such as the grant of stock options, be accounted for at fair value. The Company uses the Black-Scholes option pricing model to estimate the fair value of each stock option at the granted date. Any consideration received from the exercise of stock options is credited to share capital. This section is only applicable to transactions that occurred on or after 1 December 2002.

  Loss per share

  Basic loss per share is calculated based on the weighted average number of shares outstanding during the period. The treasury stock method is used for determining the dilutive effect of options and warrants issued in calculating diluted earnings per share. Under this method, the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the year. For the periods presented, this calculation proved to be anti-dilutive.

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

  Alberta Star Development Corp.
  (An Exploration Stage Company)
  Notes to Financial Statements
  (Expressed in Canadian Dollars)
  30 November 2006

  Asset retirement obligation

  Effective 1 December 2004, the Company adopted the recommendations of CICA Handbook Section 3110, "Asset Retirement Obligations". This new section requires recognition of a legal liability for obligations relating to retirement of property, plant and equipment, and arising from the acquisition, construction, development or normal operation of those assets. Such asset retirement cost must be recognized at fair value in the period in which it is incurred, added to the carrying value of the asset, and amortized into income on a systematic basis over its useful life. Adoption of this standard has not affected the Company's financial statements.

  Flow-through common shares

  The Company has financed a portion of its exploration activities through the issue of flow-through shares, which transfers the income tax deductibility of exploration expenditures to the investor. Proceeds received on the issue of such shares have been credited to share capital and the related exploration costs have been charged to exploration properties and deferred exploration expenditures. A future income tax liability is recognized, and shareholders' equity reduced on the date the Company renounces the expenditures, provided there is reasonable assurance that the expenditures will be made.

  Income taxes

  Future income tax assets and liabilities are determined based on temporary differences between the accounting and the tax bases of the assets and liabilities and for loss carry forwards and are measured using the tax rates expected to apply when these differences reverse. A valuation allowance is recorded against any future income tax asset if it is not more likely than not that the asset will be realized. As at 30 November 2006, the Company's net future income tax assets are fully offset by a valuation allowance.

  Foreign currency translation

  Revenue and expenses are translated at the exchange rates prevailing at the transactions dates. Transaction amounts denominated in foreign currencies are translated into functional currency at exchange rates prevailing at transaction dates.

  Use of estimates

  The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the reported period. Actual results could differ from these estimates.

  Alberta Star Development Corp.
  (An Exploration Stage Company)
  Notes to Financial Statements
  (Expressed in Canadian Dollars)
  30 November 2006

  Financial instruments

  The Company's financial instruments consist of cash and cash equivalents, available for sale investments, amounts receivable, prepaid expenses and accounts payable and accrued liabilities. The carrying value of the financial instruments is approximate fair value due to their short term to maturity. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risk arising from these financial instruments.

  Values

  The amounts shown for mineral properties and for deferred exploration costs represent costs to date, and do not necessarily represent present or future values, as they are entirely dependent upon the economic recovery of future reserves.

  Comparative figures

  Certain comparative figures have been adjusted to conform to the current period's presentation.

  Restricted cash and cash equivalents

  A total of $19,822,747 of the Company's cash and cash equivalents at 30 November 2006 relates to proceeds from the issuance of flow-through shares and is restricted to future expenditures on Canadian mineral property operating expenditures.

  Available for Sale Investments

	2006		2005
	Carrying value	Fair market value	Carrying value	Fair market value
	$	$	$	$

Max Resource Corp. - 200,000 shares	72,000	110,000	82,000	120,000

  Pursuant to an exploration property option agreement referred to in Note 8, the Company received 200,000 common shares of Max Resource Corp. valued at $82,000 (Note 15). During the period ended 31 August 2006, the carrying value of the shares was written down to the fair market value of $72,000 ($0.36 per share). This value represents the lower of cost and fair market value. As at 30 November 2006 the fair value of the shares was $110,000.

  Alberta Star Development Corp.
  (An Exploration Stage Company)
  Notes to Financial Statements
  (Expressed in Canadian Dollars)
  30 November 2006

  Amounts Receivable

  Amounts receivable are non-interest bearing, unsecured and have settlement dates within one year.

	2006	2005
	$	$

Goods and Services Tax receivable	198,876	32,056
Interest receivable	159,551	-
Mineral property expenditures recovery	-	8,787

	358,427	40,843

  Property, Plant and Equipment

		Accumulated	Net book value
	Cost	amortization	2006	2005
	$	$	$	$

Computer equipment	42,487	11,429		9,916
Equipment	59,834	6,603		4,197
Furniture and fixtures	25,705	2,570	23,135	-

	128,026	20,602	107,424	14,113

  During the year ended 30 November 2006, total additions to property, plant and equipment were $111,504 (2005 - $8,361).

  Mineral Properties

Contact Lake Property - Contact Lake, Northwest Territories

During the year ended 30 November 2005, the Company acquired a 100% undivided right, title and interest, subject to a 1% net smelter return royalty ("NSR"), in five mineral claims, totalling 1,801.82 hectares ("ha") (4,450.50 acres) (the "Contact Lake Mineral Claims") located five miles southeast of Port Radium on Great Bear Lake, Northwest Territories ("NT"), Canada, for cash payments of $60,000 (paid) and 300,000 common shares (issued and valued at $72,000) of the Company (Note 15). The Company may purchase the NSR for a one-time payment of $1,000,000.

During the year ended 30 November 2005, the Company staked an additional 8,799.95 ha (21,735.38 acres) and increased the size of the Contact Lake Mineral Claims to 10,601.57 ha (26,185.88 acres). The Contact Lake Mineral Claims now consists of sixteen contiguous claims located 5 kilometers ("km") southeast of Port Radium on the east side of Great Bear Lake and 423 miles north of the city of Yellowknife, NT.

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 November 2006

Expenditures related to the Contact Lake Mineral Claims can be summarized as follows:

	Cumulative amounts from inception to 30 November 2006	For the year ended 30 November 2006	For the year ended 30 November 2005	For the year ended 30 November 2004
	$	$	$	$

Operating expenses
Assays	175,970	165,073	10,897	-
Camp and field costs	1,927,147	1,809,771	117,376	-
Consulting fees	570,598	362,148	208,450	-
Drilling	1,458,060	1,458,060	-	-
Geology and engineering	1,273,316	1,088,850	184,466	-
Surveying	1,233,289	1,004,991	228,298	-
Transportation	2,606,594	2,420,519	186,075	-
Travel	69,243	50,513	18,730	-

	9,314,217	8,359,925	954,292	-

Acquisition costs	132,000	-	132,000	-

	9,446,217	8,359,925	1,086,292	-

Port Radium - Glacier Lake Property, Northwest Territories

During the year ended 30 November 2005, the Company acquired a 100% undivided right, title and interest, subject to a 2% NSR, in four mineral claims, totalling 2,424.23 ha (5,987.85 acres) (the "Glacier Lake Mineral Claims") located one mile east of Port Radium on Great Bear Lake, NT, for cash payments of $30,000 (paid) and 360,000 common shares (issued and valued at $72,000) of the Company (Note 15). The Company may purchase one-half of the NSR for a one-time payment of $1,000,000.

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 November 2006

Expenditures related to the Glacier Lake Mineral Claims can be summarized as follows:

	Cumulative amounts from inception to 30 November 2006	For the year ended 30 November 2006	For the year ended 30 November 2005	For the year ended 30 November 2004
	$	$	$	$

Operating expenses
Camp and field costs	320,762	320,762	-	-
Consulting fees	27,477	27,477	-	-
Geology and engineering	22,896	22,896	-	-
Surveying	17,309	17,309	-	-
Transportation	866,963	866,963	-	-
Travel	6,274	6,274	-	-

	1,261,681	1,261,681	-	-

Acquisition costs	102,000	-	102,000	-

Recoveries	(417,099)	(417,099)	-	-

	946,582	844,582	102,000	-

Port Radium - Crossfault Lake Property, Northwest Territories

During the year ended 30 November 2005, the Company acquired a 100% undivided right, title and interest, subject to a 2% NSR, in five mineral claims, totalling 1,447.26 ha (3,574.73 acres) (the "Port Radium - Crossfault Lake Mineral Claims") located north of Port Radium on Great Bear Lake, NT, for cash payments of $60,000 (paid) and 450,000 common shares (issued and valued at $297,000) of the Company (Note 15). The Company may purchase one-half of the NSR for a one-time payment of $1,000,000.

Total expenditures related to the Port Radium - Crossfault Lake Mineral Claims consist of acquisition costs of $357,000 made during the year ended 30 November 2005.

Port Radium - Eldorado Property, Northwest Territories

During the year ended 30 November 2005, the Company entered into a lease agreement with South Malartic Exploration Inc. ("South Malartic"), to purchase a 50% undivided right, title and interest in three mineral claims, totalling 106.53 ha (263.13 acres) (the "Eldorado Uranium Mineral Claims") located at Port Radium on Great Bear Lake, NT, for a cash payment of $20,000 (paid).

Total expenditures related to the Eldorado Uranium Mineral Claims consist of acquisition costs of $20,000 made during the year ended 30 November 2005.

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 November 2006

North Contact Lake Mineral Claims - Great Bear Lake, Northwest Territories

During the year ended 30 November 2006, the Company acquired a 100% right, interest and title, subject to a 2% NSR, in eleven mineral claims (the "North Contact Lake Mineral Claims"), for cash payments of $75,000 and the issue of 250,000 common shares of the Company valued at $182,500 (Notes 11 and 15). The Company may purchase one-half of the NSR for a one-time payment of $1,000,000. The North Contact Lake Mineral Claims are situated north of Contact Lake on Great Bear Lake approximately 263 miles north of Yellowknife, NT, totalling 5,867.23 ha (14,492.06 acres).

Total expenditures related to the North Contact Lake Mineral Claims consist of acquisition costs of $257,500 made during the year ended 30 November 2006.

Longtom Property - Longtom Lake, Northwest Territories

The Company holds a 50% undivided interest subject to a 2% NSR, totalling 361.38 ha (892.61 acres), in the Longtom Property (the "Longtom Property") located about 350 km northwest of Yellowknife, NT. The Longtom Property is registered 100% in the name of the Company and the Company is the operator of the Longtom Property.

The Company has the right to acquire the remaining 50% interest in the Longtom Property (the "Longtom Option") for $315,000 payable either in cash or 50% ($157,500) in cash and 50% in common shares of the Company. The deemed price of the Company's shares issued on the exercise of the Longtom Option would be the average TSX Venture Exchange closing market price of its common shares on the five trading days immediately preceding and the five trading days immediately following the date that the option is exercised. The Company is compelled to exercise the Longtom Option: 1) within 90 days from the date it has incurred $5,000,000 in exploration expenditures on the Longtom Property; or 2) at the date the Company advises the optionor in writing that it will complete the Longtom Option to purchase the remaining 50% interest in the Longtom Property (Note 13).

The Company has the right to enter into joint venture or option agreements related to the Longtom Property with third parties prior to the exercise of the Longtom Option.

During the year ended 30 November 2003, the Company entered into a non-binding letter of intent (the "Letter of Intent") with Fronteer Development Group Inc. ("Fronteer"). Under the Letter of Intent, Fronteer may earn up to a 75% interest in the Longtom Property by paying the Company $15,000 cash and spending an aggregate of $500,000 on exploration expenditures over three years according to the following schedule:
      Pay $5,000 cash on signing (received);
      Pay $3,000 cash (received) and incur cumulative exploration expenditures of $50,000 by 27 October 2004 (incurred);
      Pay $3,000 cash (received) and incur cumulative exploration expenditures of $200,000 (incurred) by 27 October 2005; and
      Pay $4,000 cash (received) and incur cumulative exploration expenditures of $500,000 (incurred) by 27 October 2006.

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 November 2006

Fronteer will be the operator of the program during the earn-in period. In the event that Fronteer fails to meet its obligations, Fronteer shall forfeit all interest in the Longtom Property.

This Letter of Intent was finalized during the year ended 30 November 2004 and was approved by TSX Venture Exchange.

Expenditures related to the Longtom Property can be summarized as follows:

	Cumulative amounts from inception to 30 November 2006	For the year ended 30 November 2006	For the year ended 30 November 2005	For the year ended 30 November 2004
	$	$	$	$

Operating expenses
Assays	335	-	335	-
Camp and field costs	147,024	-	-	-
Consulting fees	190,273	-	10,359	125,948
Drilling	210,057	-	-	-
Geology and engineering (recovery)	419,891	893	2,194	(11,624)
Travel	322,529	-	12	20,489

	1,290,109	893	12,900	134,813

Recoveries	(52,497)	(4,000)	(3,000)	(8,000)

Sales of mineral property interests	(55,000)	-	-	-

Write-off of mineral properties and related costs (Note 2)	220,552	-	-	-

	1,403,164	(3,107)	9,900	126,813

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 November 2006

Longtom Property (Target 1) - Longtom Lake, Northwest Territories

During the year ended 30 November 2003, the Company acquired a 50% interest in a 721.42 ha (1,781.90 acres) mineral property located in the Longtom Lake area of the NT, Canada, for cash proceeds of $15,000 and 200,000 common shares of the Company valued at $56,000 (Note 15).

Expenditures related to the Longtom Property Target 1 can be summarized as follows:

	Cumulative amounts from inception to 30 November 2006	For the year ended 30 November 2006	For the year ended 30 November 2005	For the year ended 30 November 2004
	$	$	$	$

Operating expenses
Consulting fees	21,648	-	9,468	12,180
Geology and engineering	2,103	-	2,103	-

	23,751	-	11,571	12,180

Acquisition of mineral property interests	71,000	-	-	-

Recoveries	(3,530)	-	(3,530)	-

	91,221	-	8,041	12,180

Longtom Property (Target 2) - Longtom Lake, Northwest Territories

During the year ended 30 November 2006, the Company abandoned its interest in Longtom Property (Target 2).

MacInnis Lake Property - MacInnis Lake, Northwest Territories

During the year ended 30 November 2005, the Company acquired a 100% interest, subject to a 2% NSR, in 12 mineral claims (the "MacInnis Lake Uranium Claims") located in the Nonacho Basin, 275 km southeast of Yellowknife, NT, for cash proceeds of $60,000 (paid) and 300,000 common shares (issued and valued at $70,500) of the Company (Note 15).

During the year ended 30 November 2005, the Company acquired a 100% interest, subject to a 2% NSR, in three additional mineral claims (the "Kult Claims") for cash payments of $40,000 (paid) and 350,000 common shares (issued and valued at $87,500) of the Company (Note 15). The MacInnis Lake Property now consists of 15 mineral claims totaling 10,596.35 ha (26,172.98 acres).

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 November 2006

During the year ended 30 November 2005, the Company entered into an option agreement with Max Resource Corp. ("Max Resource"), wherein Max Resource may earn up to a 50% undivided, right, title and interest in the MacInnis Lake Uranium Claims and the Kult Claims (together called "MacInnis Lake Property") by paying the Company $30,000 cash (received), issuing 200,000 common shares of Max Resource (received and now valued at $72,000 (Note 5)) and completing $2 million in exploration work over five years according to the following schedule:
  Pay $15,000 cash (received) on signing;
  Pay $15,000 cash (received) and incur cumulative exploration expenditures of $750,000 by 1 April 2006;
  Incur cumulative exploration expenditures of $1,000,000 by 1 April 2007;
  Incur cumulative exploration expenditures of $1,250,000 by 1 April 2008;
  Incur cumulative exploration expenditures of $1,500,000 by 1 April 2009; and
  Incur cumulative exploration expenditures of $2,000,000 by 1 April 2010.

In addition to the above, Max Resource is responsible for all cash payments to the underlying property vendor, during the option period. The Company is the operator of the project. The Company incurs all costs and recovers the costs from Max Resource until Max Resource has earned its option in the project.

The Company has halted exploration activities on this property pending resolution of permit issues.

Expenditures related to the MacInnis Lake Property can be summarized as follows:

	Cumulative amounts from inception to 30 November 2006	For the year ended 30 November 2006	For the year ended 30 November 2005	For the year ended 30 November 2004
	$	$	$	$

Operating expenses
Consulting fees	71,026	1,500	69,526	-
Geology and engineering	12,176	1,731	10,445	-
Surveying	213,025	-	213,025	-
Travel	8,734	-	8,734	-

	304,961	3,231	301,730	-

Acquisition costs	258,000	-	258,000	-

Recoveries	(349,748)	(15,000)	(334,748)	-

	213,213	(11,769)	224,982	-

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 November 2006

Meridian Lake Property - Reliance, Northwest Territories

During the year ended 30 November 2006, the Company abandoned its interest in Meridian Lake Property.

Recovery of Mineral Property Costs

Recovery of Mineral Property Costs consists mainly of amounts paid to the Company under existing option agreements and camp rental fees paid to the Company:

	Cumulative amounts from inception to 30 November 2006	For the year ended 30 November 2006	For the year ended 30 November 2005	For the year ended 30 November 2004
	$	$	$	$

General cash payments related to mineral property option agreements	45,000	19,000	18,000	8,000

Cash reimbursements of mineral property expenditures related to mineral properties	702,007	417,099	247,411	-

Shares received - 200,000 common shares of Max Resource Corp. (Note 15)	82,000	-	82,000	-

	829,007	436,099	347,411	8,000

  Accounts Payable and Accrued Liabilities

  Accounts payable and accrued liabilities are non-interest bearing, unsecured and have settlement dates within one year.

  Included in the accounts payable and accrued liabilities at 30 November 2006 is $10,013 (2005 - $489) payable to directors and officers of the Company.

  Alberta Star Development Corp.
  (An Exploration Stage Company)
  Notes to Financial Statements
  (Expressed in Canadian Dollars)
  30 November 2006

  Related Parties Transactions

During the year ended 30 November 2006, the Company entered into the following transactions with related parties:
      Paid or accrued office secretarial fees of $36,037 (2005 - $38,304, 2004 - $32,019) to an individual related to a director of the Company.

      Paid or accrued accounting fees of $38,375 (2005 - $Nil, 2004 - $Nil) to a proprietorship controlled by a corporate secretary of the Company.

      Paid or accrued consulting fees of $27,452 (2005 - $43,900, 2004 - $66,528) to a company controlled by a director of the Company.

      Paid accrued management fees of $135,000 (2005 - $60,000, 2004 - $60,000) to a company controlled by a director of the Company.

      Paid or accrued directors fees of $7,500 (2005 - $Nil, 2004 - $Nil) to a partnership controlled by a director of the Company.

      Paid or accrued directors fees of $21,950 (2005 - $Nil, 2004 - $Nil) to a company controlled by a director of the Company.

      Paid or accrued directors fees of $9,000 (2005 - $Nil, 2004 - $Nil) to a company controlled by a director of the Company.

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and in certain cases, are covered by signed agreements. It is the position of the management of the Company that these transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.
  Capital Stock

Authorized capital stock consists of an unlimited number of voting common shares. Authorized capital stock also consists of an unlimited number of preferred shares, to be issued in series, with the directors being authorized to determine the designation, rights, privileges, restrictions and conditions attached to all of the preferred shares.

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 November 2006

Capital stock transactions of the Company during the year ended 30 November 2006 are summarized as follows:
    On 25 April 2006, the Company issued 5,500,000 units at a price of $1.85 per unit. Each unit consists of one common share and one half-share purchase warrant. Each whole share purchase warrant entitles the holder to purchase an additional common share at a price of $2.10 up to 25 October 2007. At 30 November 2006, all of the related share purchase warrants remain outstanding. All of these common shares are flow-through shares for which the Company had not yet renounced the associated expenditures to the investors at 30 November 2006 (Note 17).

    On 18 October 2006, the Company issued 6,380,000 units at a price of $1.90 per unit. Each unit consists of one common share and one half-share purchase warrant. Each whole share purchase warrant entitles the holder to purchase an additional common share at a price of $2.15 up to 17 April 2008. At 30 November 2006, all of the related share purchase warrants remain outstanding. All of these common shares are flow-through shares for which the Company had not yet renounced the associated expenditures to the investors at 30 November 2006 (Note 17).

    During the year ended 30 November 2006, the Company issued 227,500 common shares valued at a price of $0.55 per share upon the exercise of previously outstanding share purchase warrants. As at 30 November 2006, no share purchase warrants in this series remain outstanding.

    During the year ended 30 November 2006, the Company issued 683,500 common shares valued at a price of $0.40 per share upon the exercise of previously outstanding share purchase warrants. During the year ended 30 November 2006, a total of 100,000 share purchase warrants expired. As at 30 November 2006, no share purchase warrants in this series remain outstanding.

    During the year ended 30 November 2006, the Company issued 1,853,000 common shares valued at a price of $0.40 per share upon the exercise of previously outstanding share purchase warrants. As at 30 November 2006, no share purchase warrants in this series remain outstanding.

    During the year ended 30 November 2006, the Company issued 3,155,550 common shares valued at a price of $0.75 per share upon the exercise of previously outstanding share purchase warrants. As at 30 November 2006, 1,844,450 share purchase warrants in this series remain outstanding.

    During the year ended 30 November 2006, the Company issued 1,228,750 common shares valued at a price of $0.65 per share upon the exercise of previously outstanding share purchase warrants. As at 30 November 2006, 6,271,250 share purchase warrants in this series remain outstanding.

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 November 2006

    During the year ended 30 November 2006, the Company issued 21,581 common shares valued at a price of $0.40 per share upon the exercise of previously outstanding agent compensation warrants. As at 30 November 2006, no agent compensation warrants in this series remain outstanding.

    During the year ended 30 November 2006, the Company issued 51,622 common shares valued at a price of $0.40 per share upon the exercise of previously outstanding agent compensation warrants. As at 30 November 2006, no agent compensation warrants in this series remain outstanding.

    During the year ended 30 November 2006, the Company issued 200,468 common shares valued at a price of $0.36 per share upon the exercise of previously outstanding agent compensation warrants. As at 30 November 2006, no agent compensation warrants in this series remain outstanding.

    During the year ended 30 November 2006, the Company issued 106,396 common shares valued at a price of $0.36 per share upon the exercise of previously outstanding agent compensation warrants. As at 30 November 2006, no agent compensation warrants in this series remain outstanding.

    During the year ended 30 November 2006, the Company issued 656,787 common shares valued at a price of $0.65 per share upon the exercise of previously outstanding agent compensation warrants. As at 30 November 2006, no agent compensation warrants in this series remain outstanding.

    During the year ended 30 November 2006, the Company issued 1,985,664 units valued at a price of $0.45 per unit upon the exercise of previously outstanding agent compensation warrants. Each unit consists of one common share and one half purchase warrant (the "Additional Share Purchase Warrant"). Each whole Additional Share Purchase Warrant can be used to purchase an additional common share of the Company of $0.75 up to 20 September 2007 (Note 11xiv). As at 30 November 2006, 9,336 agent compensation warrants in this series remain outstanding.

    During the year ended 30 November 2006, the Company issued 935,691 common shares valued at a price of $0.75 per share upon the exercise of previously outstanding agent compensation warrants. As at 30 November 2006, 57,142 agent compensation warrants in this series remain outstanding. (Note 11 xiii).

    During the year ended 30 November 2006, the Company issued 1,550,000 common shares valued at a price of $0.20 per share upon exercise of previously outstanding stock options. As at 30 November 2006, 300,000 stock options in this series remain outstanding.

    During the year ended 30 November 2006, the Company issued 350,000 common shares valued at a price of $0.60 per share upon the exercise of previously outstanding stock options. As at 30 November 2006, 2,900,000 stock options in this series remain outstanding (Note 11xxii).

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 November 2006

    On 5 December 2005, the Company issued 250,000 common shares valued at a price of $0.73 per share for the acquisition of mineral property interests (Note 8).

    On 25 April 2006, the Company issued 200,225 units at a price of $1.85 per unit. Each unit consists of one common share and one half-share purchase warrant. Each whole share purchase warrant entitles the holder to purchase an additional common share at a price of $2.10 up to 25 October 2007. These units were issued for payment for services rendered by a private placement agent. As at 30 November 2006, all of the related warrants in this series remain outstanding.

    On 25 April 2006, the Company issued 435,680 share purchase warrants. Each share purchase warrant entitles the holder to purchase an additional common share at a price of $2.15 up to 25 October 2007. These share purchase warrants were issued as consideration for payment for services rendered by a private placement agent. As at 30 November 2006, all of the related warrants in this series remain outstanding.

    On 18 October 2006, the Company issued 508,296 share purchase warrants. Each share purchase warrant entitles the holder to purchase an additional common share at a price of $2.20 up to 17 April 2008. These share purchase warrants were issued as consideration for payment for services rendered by a private placement agent. As at 30 November 2006, all of the related warrants in this series remain outstanding.

    During the year ended 30 November 2006, a total of 10,000 previously outstanding stock options expired.

    On 27 January 2006, the Company issued 3,250,000 stock options. Each stock option entitles the holder to purchase a common share at a price of $0.60 up to 27 January 2009 (Note 11xvi.).

    On 27 September 2006, the Company issued 3,250,000 stock options. Each stock option entitles the holder to purchase a common share at a price of $1.57 up to 27 January 2008. As at 30 November 2006, all of the related stock options in this series remain outstanding.

Share subscriptions received in advance

Share subscriptions received in advance consists of $7,500 cash received by the Company for 12,500 common shares that were not yet issued at 30 November 2006. These shares were issued subsequent to 30 November 2006.

Stock options

The Company grants share options in accordance with the policies of the TSX Venture Exchange. Under the general guidelines of the TSX Venture Exchange, the Company may reserve up to 10% of its issued and outstanding shares for its employees, directors or consultants to purchase shares of the Company.

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 November 2006

The following incentive stock options were outstanding at 30 November 2006:

	Exercise price	Number of options	Remaining contractual life (years)
	$

Options	0.15	55,000	0.59
	0.20	300,000	1.60
	0.60	2,900,000	2.17
	1.57	3,250,000	1.83

		6,505,000

The following is a summary of stock based compensation activities during the years ended 30 November 2006 and 2005:

	Number of shares	Weighted average exercise price
		$

Outstanding and exercisable at 1 December 2004	1,862,590	0.20

Granted	2,000,000	0.20
Exercised	(1,797,590)	0.20
Expired	(150,000)	0.20

Outstanding and exercisable at 30 November 2005	1,915,000	0.20

Weighted average fair value of options granted during the year		0.09

	Number of shares	Weighted average exercise price
		$

Outstanding and exercisable at 1 December 2005	1,915,000	0.20

Granted	6,500,000	1.09
Exercised	(1,900,000)	0.27
Expired	(10,000)	0.14

Outstanding and exercisable at 30 November 2006	6,505,000	1.06

Weighted average fair value of options granted during the year		0.63

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 November 2006

Warrants and agent compensation warrants

The following share purchase warrants and agent compensation warrants were outstanding at 30 November 2006:

	Exercise price	Number of warrants	Remaining contractual life (years)
	$

Warrants	0.75	1,844,450	0.81
Warrants	0.65	6,271,250	0.81
Agent compensation warrants	0.45	9,336	0.81
Agent compensation warrants	0.75	57,142	0.81
Agent compensation warrants	2.15	435,680	0.90
Agent compensation warrants	2.10	100,112	0.90
Warrants	2.10	2,750,000	0.90
Agent compensation warrants	2.20	508,296	1.38
Warrants	2.15	3,190,000	1.38

		15,166,266

The following is a summary of warrant activities during the years ended 30 November 2006 and 2005:

	Number of warrants	Weighted average exercise price
		$

Outstanding and exercisable at 1 December 2004	7,186,596	0.39

Granted	15,151,787	0.66
Exercised	(3,516,529)	0.39
Expired	(426,000)	0.30

Outstanding and exercisable at 30 November 2005	18,395,854	0.61

Weighted average fair value of warrants granted during the year		0.34

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 November 2006

Outstanding and exercisable at 1 December 2005	18,395,854	0.61

Granted	7,976,921	1.96
Exercised	(11,106,509)	0.58
Expired	(100,000)	0.40

Outstanding and exercisable at 30 November 2006	15,166,266	1.35

Weighted average fair value of warrants granted during the year		0.85

The weighted average grant date fair value of warrants issued during the year ended 30 November 2006, amounted to $0.85 per warrant (2005 - $0.34 per warrant). The fair value of each warrant granted was determined using the Black-Scholes option pricing model and the following weighted average assumptions:

	2006	2005	2004

Risk free interest rate	4.61%	3.73%	2.07%
Expected life	1.5 years	2.00 years	1.57 years
Annualized volatility	88.42%	87.89%	93.00%
Expected dividends	-	-	-

  Stock-Based Compensation

  During the year ended 30 November 2006, the Company granted 6,500,000 stock options (2005 - 2,000,000, 2004 - Nil). The estimated fair value of these options was $0.63 per share (2005 - $0.09, 2004 - $Nil) for a total of $4,088,532 (2005 - $185,580, 2004 - $Nil). The fair value of the portion of these options which vested in the year, estimated using the Black Scholes model, was $3,237,869 (2005 - $185,580, 2004 - $Nil). This amount has been expensed as stock-based compensation in the statement of operations with a corresponding amount recorded as contributed surplus in shareholder's equity.

  The following assumptions were used for the Black-Scholes valuation of stock options granted during the year:

	2006	2005	2004

Risk free interest rate	4.36%	3.22%	-
Expected life	1.75 years	2.00 years	-
Annualized volatility	94.98%	83.75%	-
Expected dividends	-	-	-

  Alberta Star Development Corp.
  (An Exploration Stage Company)
  Notes to Financial Statements
  (Expressed in Canadian Dollars)
  30 November 2006

  Commitments

  On 1 December 2000, the Company entered into a contract for management services with a company controlled by a director of the Company requiring the payment of $5,000 per month. This amount was increased to $12,500 per month effective 1 February 2006 (Note 10).

  On 14 July 2003, the Company entered into a contract for investor relations services with an individual requiring the payment of $4,000 per month. This amount was increased to $6,000 per month effective 1 February 2006 (Note 10).

  On 10 January 2006, the Company entered into a contract for media and investor relations services with a company requiring the payment of US$3,000 per month and the issue of 200,000 stock options exercisable at $0.60 per common share. The options were issued during the year ended 30 November 2006 (Notes 11 and 12).

  The Company has outstanding and future commitments under mineral property option agreements to pay cash and issue common shares of the Company (Note 8).

  The Company must incur mineral property operating expenditures equal to the proceeds of all flow-through shares issued by the Company. These mineral property operating expenditures must be incurred within a period of two years from the date of issue of the flow-through shares (Note 14).

  The Company entered into a five year lease for premise with minimum lease commitments of approximately $3,575 per month.

  Income Taxes

  Provision for income taxes

  The provision for (recovery of) income taxes differs from the amount that would have resulted by applying Canadian federal and provincial statutory tax rates of 32.49% (2005 - 33.6%, 2004 - 34.12%).

	2006	2005	2004
	$	$	$

Net loss before income taxes	(13,060,169)	(2,832,810)	(2,030,440)

Income tax recovery at statutory rates	3,778,655	951,824	692,786
Adjustments to benefits resulting from:
Amortization	(5,145)	(2,246)	(3,001)
Resource expenses	(3,069,372)	(655,263)	(473,341)
Stock-based compensation not deductible for income tax purposes	(1,051,983)	(63,320)	-
Share issue costs	123,827	46,149	(19,228)
(Unrecognized) benefits of non-capital losses	1,653,978	(277,144)	876,022

Future income tax recovery	1,429,960	-	1,073,238

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 November 2006

Future tax balances

The tax effects of temporary differences that give rise to future income tax assets and liabilities are as follows:

	2006	2005	2004
	$	$	$

Future tax assets:
Non-capital loss carryforwards	1,207,190	1,022,422	702,714
Plant, property and equipment	15,130	10,486	6,931
Resource expenses	2,365,376	761,961	96,530
Share issue costs	417,423	152,518	63,525

	4,005,119	1,947,387	869,700
Less: valuation allowance	(4,005,119)	(1,947,387)	(869,700)

Actual income taxes	-	-	-

As at 30 November 2006, the Company had available for deduction against future taxable income, non-capital losses of approximately $3,715,575. The potential income tax benefit of these losses has been offset by a full valuation allowance. These losses, if unutilized will expire as follows:

Year	Amount
$

2006	77,637
2007	140,557
2008	237,222
2009	433,274
2010	614,232
2011	689,595
2012	804,030
2013	719,028

Additionally, the Company has approximately $7,280,319 of Canadian development expenses and Canadian Exploration expenditures as at 30 November 2006 which, under certain circumstances, may be utilized to reduce taxable income of future years. The potential income tax benefits of these losses have been offset by a full valuation allowance.

During the year ended 30 November 2006, the Company renounced the tax benefits of a total of 10,000,000 flow-through common shares issued prior to 30 November 2005 resulting in an income tax recovery of $1,429,960 (2005 - $Nil).

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 November 2006

During the year ended 30 November 2006, the Company issued 11,880,000 common shares (30 November 2005 - 10,000,000) on a flow-through basis for gross proceeds of $22,297,000 (30 November 2005 - $4,500,000). The flow-through agreements require the Company to renounce certain tax deductions for Canadian exploration expenditures incurred on the Company's mineral properties to the flow-through participants.
  Supplemental Disclosures with Respect to Cash Flows

	Cumulative amounts from inception to 30 November 2006	2006	2005	2004
	$	$	$	$

Cash paid during the year for interest	14,246	5,759	726	3,967
Cash paid during the year for income taxes	-	-	-	-

  During the year ended 30 November 2006, the company issued 200,225 common shares valued at $252,751 and 2,036,921 warrants valued at $1,015,191 for agent services rendered.

  During the year ended 30 November 2006, the Company issued 250,000 common shares valued at $182,500 for the acquisition of the mineral property interests (Note 8).

  During the year ended 30 November 2005, the Company issued 1,313,574 common shares valued at $303,074 and 2,651,787 warrants valued at $1,027,318 for agent services rendered.

  During the year ended 30 November 2005, the Company issued 1,760,000 common shares valued at $599,000 for the acquisition of the mineral property interests (Note 8).

  During the year ended 30 November 2004, the Company issued 220,832 common shares valued at $49,153 and warrants valued at $140,214 for agent services rendered.

  During the year ended 30 November 2004, the Company issued 150,000 common shares valued at $30,000 for the acquisition of the mineral property interests (Note 8).

  During the year ended 30 November 2004, the Company received 200,000 common shares of Max Resource Corp. valued at $82,000 as payment under a mineral property option agreement (Note 8).

  During the year ended 30 November 2003, the Company issued 100,000 common shares valued at $23,000 for financing fees and 700,000 warrants valued at $58,478 for agent services rendered.

  During the year ended 30 November 2003, the Company issued 450,000 common shares valued at $112,500 for the acquisition of the mineral property interests (Note 8).

 Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 November 2006

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

  Subsequent Events

The following events occurred subsequent to 30 November 2006:

  The Company issued an additional 587,500 common shares for total cash proceeds of $312,500 for options exercised.

  The Company issued an additional 25,000 common shares for total cash proceeds of $16,250 for warrants exercised.

  The Company issued an additional 37,140 common shares for total cash proceeds of $27,855 for agent compensation warrants exercised.

  The Company renounced mineral property expenditures of $10,120,000 which resulted in the transfer of the income tax deductibility of such expenditures to the investors who purchased flow-through common shares of the Company on 25 April 2006.

  The Company renounced mineral property expenditures of $12,058,200 which resulted in the transfer of the income tax deductibility of such expenditures to the investors who purchased flow-through common shares of the Company on 18 October 2006.

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 November 2006

  Reconciliation of Canadian and United States Generally Accepted Accounting Principles

The financial statements of the Company have been prepared in accordance with Canadian GAAP, which differ in certain material respects from US GAAP. Had the Company prepared the financial statements in accordance with US GAAP, certain items on the balance sheets and statements of operations, deficit and cash flows would have been reported as follows:

	2006	2005	2004
	$	$	$

Statement of loss

Net loss for the year based on Canadian GAAP	(11,630,209)	(2,832,810)	(957,202)
Stock based compensation (Note 18(ii))	-	-	-
Income tax expense on current year United States GAAP adjustments - Flow-through shares (Note 18(i))	(1,429,960)	-	(932,138)

Net loss for the year based on United States GAAP	(13,060,169)	(2,832,810)	(1,889,340)

Other comprehensive income (Note 18(iv))	38,000	48,000	-

Comprehensive loss for the year based on United States GAAP	(13,022,169)	(2,784,810)	(1,889,340)

	2006	2005	2004
	$	$	$

Loss per share, basic and diluted	(0.16)	(0.06)	(0.07)

Comprehensive loss per share, basic and diluted	(0.16)	(0.06)	(0.07)

Shareholders' equity

Canadian GAAP	30,332,098	11,899,236	2,071,876
Flow-through shares (Note 18(i))	-	-	-
Other comprehensive income (Note 18(iv))	38,000	48,000	-

United States GAAP	30,370,098	11,947,236	2,071,876

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 November 2006

Balance sheet difference
	2006	2005
	$	$

Share capital

Canadian GAAP	49,775,818	19,712,747
Flow-through shares (Note 18(i))	2,504,428	1,074,468
Stock-based compensation (Note 18(ii))	189,176	189,176
Other comprehensive income (Note 18(iv))	38,000	48,000

United States GAAP	52,507,422	21,024,391

Deficit

Canadian GAAP	(19,443,720)	(7,813,511)
Flow-through shares (Note 18(i))	(2,504,428)	(1,074,468)
Stock-based compensation (Note 18(ii))	(189,176)	(189,176)

United States GAAP	(22,137,324)	(9,077,155)

Statement of cash flow difference

Under United States GAAP, separate subtotals within cash flow from operating activities are not presented.
  Flow-through shares

  Flow-through shares are typically issued by Canadian Exploration Stage Companies. The flow-through shares permit the investor to claim deductions for tax purposes related to expenditures incurred by the issuer. The issuer explicitly renounces the right to claim these deductions. The investor's tax base is reduced by the amount of deductions taken.

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
30 November 2006

During the years ended 30 November 2004 and 2003, the Company issued 12,419,926 and 1,346,667 flow-through common shares for total proceeds of $3,240,280 and $270,000 respectively. All of these amounts were renounced to the respective investors during the year ended 30 November 2004.

During the year ended 30 November 2005, the Company issued 10,000,000 flow-through common shares for total proceeds of $4,500,000. All of these amounts were renounced to the respective investors during the year ended 30 November 2006.

During the year ended 30 November 2006, the Company issued 5,500,000 and 6,380,000 flow-through common shares for total proceeds of $10,175,000 and $12,122,000 respectively. All of these amounts were renounced to the respective investors subsequent to the year ended 30 November 2006 (Note 17).

Proceeds from the sale of flow-through shares would be classified as restricted cash until the expenditure actually occurs. As at 30 November 2006, for United States GAAP purposes, cash of approximately $19,822,747 would be classified as restricted (Note 4).
  Stock based compensation

  The Company records compensation expense for United States GAAP purposes following the fair value method of accounting for stock options as prescribed under FSAS No. 123 "Accounting for Stock-Based Compensation". The Company uses the Black-Scholes option pricing model to value its stock options as described in Notes 3 and 12.

  Prior to 1 December 2002, the Company accounted for stock options under Canadian GAAP as capital transactions when the options were recognized. Effective 1 December 2002, the Company began accounting for stock option expense on a prospective basis under Canadian GAAP following the fair value method of accounting for stock options. The Company's reported increase of $186,176 in both share capital and deficit as at 30 November 2006 and 2005 is the result of the difference in accounting for stock options under Canadian GAAP and United States GAAP prior to 1 December 2002.

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

  Under United States GAAP, diluted earnings per share takes into consideration the weighted average number of shares outstanding during the year and the potentially dilutive common shares. For the years ended 30 November 2006, 2005 and 2004, this calculation proved to be anti-dilutive.

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 November 2006

Under United States GAAP, the weighted average number of common shares outstanding excludes any shares that remain in escrow, but may be earned out based on the Company incurring a certain amount of exploration and development expenditures.

The weighted average number of common shares outstanding for calculating basic earnings (loss) per share under United States GAAP for the years ended 30 November 2006, 2005 and 2004 were 83,573,546, 44,249,632 and 27,557,850, respectively. The calculation of diluted earnings per share for the years ended 30 November 2006, 2005 and 2004 proved to be anti-dilutive.
  Comprehensive income

  SFAS No. 130, "Reporting Comprehensive Income", establishes standards for the reporting and display of comprehensive income and its components (revenues, expenses, gains, and losses). SFAS No. 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in the financial statements for the Company. At 30 November 2006 the Company would have recognized an unrealized gain of $38,000 on available for sale investments in comprehensive income (2005 - $48,000, 2004 - $Nil) (Note 5).

  Mineral property expenditures

  Mineral properties are accounted for in accordance with Canadian GAAP as discussed in Note 3. For US GAAP purposes, exploration costs related to unproven mineral properties, leases and permits as well as acquisition costs for properties, leases and permits that do not provide for unrestricted exploration, are expensed as incurred. The Company tracks expenditures on its mineral properties as exploration or development and under US GAAP capitalizes costs relating to the development of proven reserves. Capitalized exploration costs are then assessed to determine if a write down in the carrying value is necessary and any write down would be considered an operating expense and included in the determination of operating loss for the period in which the write down occurred.

  Accounting for impairment of long-lived assets and for long-lived assets to be disposed of

  For United States reporting purposes, the Company has adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". In the event that facts and circumstances indicate that the carrying amount of an asset may not be recoverable and an estimate of future and undiscounted cash flows is less than the carrying amount of the asset, an impairment loss will be recognized.

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

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 November 2006

  Asset retirement obligations

  In June 2001, the FASB issued SFAS No. 143 - "Accounting for Asset Retirement Obligations." SFAS No. 143, effective for financial statements issued for fiscal years beginning after 15 June 2002, is substantially consistent with CICA Handbook Section 3110, "Asset Retirement Obligations," which is effective for fiscal years beginning on or after 1 January 2004. The Company adopted CICA 3110 for Canadian GAAP purposes effective 1 December 2004, and SFAS No. 143 for US GAAP purposes effective 1 December 2004.

  Costs associated with exit or disposal activities

  On 1 December 2003, the Company adopted SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". This standard requires that a liability associated with an exit or disposal activity be recognized when the liability is incurred rather than at the date of the Company's commitment to an exit plan.

  Accounting for certain financial instruments with characteristics of both liabilities and equity

  On 1 December 2003, the Company adopted SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity". This standard requires that certain financial instruments embodying an obligation to transfer assets or to issue equity securities be classified as liabilities. This standard has no impact on the Company's financial statements.

  Income taxes

  Under United States GAAP, deferred income tax assets and liabilities are revalued for all enacted changes in tax rates. Under Canadian GAAP, deferred income tax assets and liabilities are revalued for all enacted or substantially enacted changes in tax rates.

  Recent pronouncements

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments-an amendment of FASB Statements No. 133 and 140", to simplify and make more consistent the accounting for certain financial instruments. SFAS No. 155 amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", to permit fair value remeasurement for any hybrid financial instrument with an embedded derivative that otherwise would require bifurcation, provided that the whole instrument is accounted for on a fair value basis. SFAS No. 155 amends SFAS No. 140, "Accounting for the Impairment or Disposal of Long-Lived Assets", to allow a qualifying special-purpose entity to hold a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 applies to all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 14, 2006, with earlier application allowed. This standard is not expected to have a significant effect on the Company's future reported financial position or results of operations.

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 November 2006

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". This statement requires all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable, and permits for subsequent measurement using either fair value measurement with changes in fair value reflected in earnings or the amortization and impairment requirements of Statement No. 140. The subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value eliminates the necessity for entities that manage the risks inherent in servicing assets and servicing liabilities with derivatives to qualify for hedge accounting treatment and eliminates the characterization of declines in fair value as impairments or direct write-downs. SFAS No. 156 is effective for an entity's first fiscal year beginning after September 15, 2006. This adoption of this statement is not expected to have a significant effect on the Company's future reported financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measures". This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), expands disclosures about fair value measurements, and applies under other accounting pronouncements that require or permit fair value measurements. SFAS No. 157 does not require any new fair value measurements. However, the FASB anticipates that for some entities, the application of SFAS No. 157 will change current practice. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, which for the Company would be the first fiscal year beginning January 1, 2008. The Company is currently evaluating the impact of SFAS No. 157 but does not expect that it will have a material impact on its financial statements.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans." This Statement requires an employer to recognize the over funded or under funded status of a defined benefit post retirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position, and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. SFAS No. 158 is effective for fiscal years ending after December 15, 2006. The Company does not expect that the implementation of SFAS No. 158 will have any material impact on its financial position and results of operations.

In September 2006, the SEC issued Staff Accounting Bulletin ("SAB") No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements." SAB No. 108 addresses how the effects of prior year uncorrected misstatements should be considered when quantifying misstatement in current year financial statements. SAB No. 108 requires companies to quantify misstatement using a balance sheet and income statement approach and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors. SAB No. 108 is effective for periods ending after November 15, 2006. The Company is currently evaluating the impact of adopting SAB No. 108 but does not expect that it will have a material effect on its financial statements.

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 November 2006

In February 2007, the FASB issued SFAS No. 159, "Fair Value Option for Financial Assets and Financial Liabilities". This Statement permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact of SFAS No. 159 on its financial position and results of operations.

ITEM 18 - Financial Statements

See "Item 17 - Financial Statements."

ITEM 19 - Exhibits

The following exhibits are included herein, except for the exhibits marked with an asterisk, which are incorporated herein by reference.

Exhibit No.	Exhibit Title
1.1	Certificate of Incorporation and Certificate of Amendment and Registration of Restated Articles*
1.2	Bylaws*
1.3	Articles of Association*
4.1	Purchase and Sale Agreement dated February 8, 2005 between Alberta Star Development Corp. and Lane Dewar, Trevor Teed and Ted Burylo.****
4.2	Mineral Property Option Agreement - Dent Claims dated May 5, 2004 between Alberta Star Development Corp. and 130485 Ontario Inc.****
4.3	Mineral Property Option Agreement - Shabu Lake Claims dated May 5, 2004 between Alberta Star Development Corp. and 130485 Ontario Inc.****
4.4	Option and Joint Venture Agreement dated March 18, 2005 between Alberta Star Development Corp. and Fortune Minerals Limited.****
4.5	Purchase and Sale Agreement dated March 15, 2005 between Alberta Star Development Corp. and Kalac Holdings Ltd. and David G. Lorne.****
4.6	Purchase and Sale Agreement dated April 22, 2005 between Alberta Star Development Corp. and Lane Dewar, Trevor Teed and Ted Burylo.****
4.7	Investor Relations Agreement dated February 17, 2003 between Alberta Star Development Corp. and National Media Associates.**
4.8	Investor Relations Agreement dated June 9, 2003 between Alberta Star Development Corp. and Mr. Allan Feldman.***
4.9	Management Agreement dated December 1, 2000 between Alberta Star Mining Corp. and Tim Coupland.*
4.10	Property Option Agreement dated July 2, 2004 between Alberta Star and Fronteer Development Group Inc.
4.11	Mineral Property Option Agreement dated April 1, 2005 between Alberta Star and Max Resource Corp.
4.12	Purchase and Sales agreement dated November 14, 2005 between Alberta Star and South Malartic Exploration Inc.
4.13	Purchase and Sale agreement dated November 21, 2005 between Alberta Star and Kalac Holdings Ltd., Trevor Teed and David Lorne.

Exhibit No.	Exhibit Title (continued)
4.14	Service agreement dated January 1, 2006 between Alberta Star and Michael Baybak and Company in relation to media and investor relations services.
4.15	Service agreement dated January 10, 2006 between Alberta Star and Connors Drilling Ltd. in relation to the drilling of Contact Lake and Port Radium properties.
4.16	Purchase and Sale agreement dated October 2, 2005 between Alberta Star and Lane Delwar, Trevor Teed and Ted Burylo.
4.17	Purchase and Sale Agreement dated July 6, 2005 between Alberta Star and Lane Dewar, Trevor Teed, Andy Dupras and Ted Burylo.
11.1	Code of Ethics
12.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Management's Discussion and Analysis for the Year Ended November 30, 2006
15.2	Consent of Independent Registered Public Accounting Firm
Notes:
*	incorporated by reference from our Form 20-F that was filed with the commission on June 8, 2001.
**	incorporated by reference from our Form 20-F that was filed with the commission on April 7, 2003.
***	incorporated by reference from our Form 20-F that was filed with the commission on June 1, 2004.
****	incorporated by reference from our Form 20-F that was filed with the commission on October 27, 2004.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for annual report filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ALBERTA STAR DEVELOPMENT CORP.

Dated: March 15, 2007

By: /s/ Tim Coupland
Tim Coupland, President