Form 20-F
period 2007-11-30
ALBERTA STAR DEVELOPMENT CORP
filed 2008-04-08
CIK 1142462

United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
X	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended____November 30, 2007__________________________________
OR
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIESEXCHANGE ACT OF 1934
OR
SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

For the transition period from __________________ to ___________________

Commission file number         0-31172

ALBERTA STAR DEVELOPMENT CORP.
(Exact name of registrant as specified in this charter)

Province of Alberta, Canada
(Jurisdiction of incorporation or organization)

506 – 675 West Hastings Street, Vancouver, British Columbia V6B 1N2 Canada
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

104,536,561

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes __ No X

 If this report is an annual or transitional report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes__  No X

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes X No __

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

 Item 17 X Item 18 __

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes __ No X

TABLE OF CONTENTS

PART I		5

ITEM 1 – IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS		5
ITEM 2 – OFFER STATISTICS AND EXPECTED TIMETABLE		5
ITEM 3 – KEY INFORMATION		5
A.	Selected Financial Data	5
B.	Capitalization and Indebtedness	6
C.	Reasons for the Offer and Use of Proceeds	6
D.	Risk Factors	6
ITEM 4 – INFORMATION ON THE COMPANY		10
A.	History and Development of the Company	10
B.	Business Overview	11
C.	Organizational Structure	12
D.	Property, Plants and Equipment	12
ITEM 4A - UNRESOLVED STAFF COMMENTS		51
ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS		52
A.	Operating Results	53
B.	Liquidity and Capital Resources	54
C.	Research and Development, Patents and Licenses, etc	58
D.	Trend Information	58
E.	Off-balance Sheet Arrangements	58
F.	Tabular Disclosure of Contractual Obligations	58
G.	Safe Harbour	58
ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES		58
A.	Directors and Senior Management	58
B.	Compensation	61
C.	Board Practices	62
D.	Employees	63
E.	Share Ownership	64
ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS		65
A.	Major Shareholders	65
B.	Related Party Transactions	67
C.	Interests of Experts and Counsel	67
ITEM 8 - FINANCIAL INFORMATION		68
A.	Consolidated Statements and Other Financial Information	68
B.	Significant Changes	68
ITEM 9 - THE OFFER AND LISTING		68
A.	Offer and Listing Details	68
B.	Plan of Distribution	70
C.	Markets	70
D.	Selling Shareholders	70
E.	Dilution	70
F.	Expenses of the Issue	70
ITEM 10 - ADDITIONAL INFORMATION		70
A.	Share Capital	70
B.	Memorandum and Articles of Association	70
C.	Material Contracts	70
D.	Exchange Controls	71
E.	Taxation	71
F.	Dividends and Paying Agents	72
G.	Statement by Experts	72
H.	Documents on Display	72
I.	Subsidiary Information	72
ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK		72
ITEM 12 - DESCRIPTIONS OF SECURITIES OTHER THAN EQUITY SECURITIES		73

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

ITEM 3 – Key Information

A. Selected Financial Data

The following tables set forth the data of our fiscal years ended November 30, 2007, 2006, 2005, 2004, and 2003. We derived all figures from our financial statements as prepared by our management, approved by our audit committee and audited by our independent auditor. This information should be read in conjunction with our financial statements included in this annual report.

Our financial statements included in this annual report have been prepared in accordance with accounting principles generally accepted (“GAAP”) in Canada. All amounts are expressed in Canadian dollars. The first table presents this financial data in accordance with United States (“US”) GAAP; the second table presents the data in accordance with Canadian GAAP.

All amounts within this annual report are in Canadian funds (CDN), unless otherwise indicated.

US GAAP		Fiscal Year Ended November 30
	2007	2006	2005	2004	2003
Net operating revenue	Nil	Nil	Nil	Nil	Nil
Loss from operations	($14,784,688)	($13,060,169)	($2,832,810)	($1,889,340)	($2,043,936)
Loss from continuing operations	($14,784,688)	($13,060,169)	($2,832,810)	($1,889,340)	($2,043,936)
Comprehensive loss for the year	($14,870,688)	($13,022,169)	($2,784,810)	($1,889,340)	($2,043,936)
Loss from operations per share	($0.15)	($0.16)	($0.06)	($0.07)	($0.13)
Loss from continuing operations per	($0.15)	($0.16)	($0.06)	($0.07)	($0.13)
share
Total assets	$24,384,800	$30,798,020	$11,978,824	$2,155,878	$442,927
Net assets	$22,758,444	$30,332,098	$11,899,236	$2,071,876	$157,242
Capital stock	$59,680,456	$52,469,422	$20,976,391	$8,316,221	$4,512,247
Number of shares	104,536,561	96,251,717	70,914,983	37,527,290	20,735,499
Dividends per common share	Nil	Nil	Nil	Nil	Nil
Diluted net income (loss) per share	($0.15)	($0.16)	($0.06)	($0.07)	($0.13)

Canadian GAAP		Fiscal Year Ended November 30
	2007	2006	2005	2004	2003
Net operating revenue	Nil	Nil	Nil	Nil	Nil
Loss from operations	($7,916,250)	($11,630,209)	($2,832,810)	($957,202)	($1,941,606)
Loss from continuing operations	($7,916,250)	($11,630,209)	($2,832,810)	($957,202)	($1,941,606)
Comprehensive loss for the year	($7,916,250)	($11,630,209)	($2,832,810)	($957,202)	($1,941,606)
Loss from operations per share	($0.079)	($0.139)	($0.064)	($0.035)	($0.123)
Loss from continuing operations per	($0.079)	($0.139)	($0.064)	($0.035)	($0.123)
share
Total assets	$24,384,800	$30,798,020	$11,978,824	$2,155,878	$442,927
Net assets	$22,758,444	$30,332,098	$11,899,236	$2,071,876	$224,842
Capital stock	$50,118,414	$49,775,818	$19,712,747	$7,052,577	$4,248,341
Number of shares	$104,536,561	96,251,717	70,914,983	37,527,290	20,735,499
Dividends per share	Nil	Nil	Nil	Nil	Nil
Diluted net income (loss) per share	($0.079)	($0.139)	($0.064)	($0.035)	($0.123)

Since June 1, 1970, the Government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the US dollar. On March 5, 2008, the exchange rate in effect for Canadian dollars exchanged for US dollars, expressed in terms of Canadian dollars was $1.0103. This exchange rate is based on the noon buying rates of the Bank of Canada, as obtained from the website www.bankofcanada.ca.

For the past five fiscal years ended November 30, 2007 and for the three month period between December 31, 2007 and February 29, 2008, the following exchange rates were in effect for Canadian dollars exchanged for US dollars, calculated in the same manner as above:

Period	Average
Year ended November 30, 2003	$1.4216
Year ended November 30, 2004	$1.3093
Year ended November 30, 2005	$1.2163
Year ended November 30, 2006	$1.1350
Year ended November 30, 2007	$1.0865

Period	Low	High
Month ended February 29, 2008	$0.9952	$1.0035
Month ended January 31, 2008	$1.0060	$1.0149
Month ended December 31, 2007	$0.9987	$1.0073
Month ended November 30, 2007	$0.9617	$0.9716
Month ended October 31, 2007	$0.9725	$0.9786
Month ended September 30, 2007	$1.0220	$1.0286

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

We have a history of losses.

We have incurred losses in our business operations since inception, and we expect that we will continue to lose money for the foreseeable future. Since our incorporation on September 6, 1996 to November 30, 2007, we incurred losses determined under United States GAAP totalling $36,922,012. Very few junior mining resource companies ever become profitable. Failure to achieve and maintain profitability may adversely affect the market price of our common stock.

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

Our current operating funds are less than necessary to complete exploration of our mineral claims, and therefore we will need to obtain additional financing in order to complete our business plan. As at November 30, 2007, we had $23,151,345 in cash on hand. Cash on hand at the date of filing this annual report is approximately $21,000,000.

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

There are currently options outstanding to purchase an additional 5,850,000 common shares, which upon exercise would result in a total of 110,386,561 common shares being issued and outstanding.

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

Although our shares trade on the TSX Venture Exchange (“TSX-V”) and the NASD Over the Counter Bulletin Board (“OTCBB”) and the Frankfurt Exchange (“QLD”), the volume of shares traded at any one time can be limited, and, as a result, there may not be a liquid trading market for our shares.

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

Our head office is located at 506 – 675 West Hastings Street, Vancouver, British Columbia, Canada, V6B 1N2. Our telephone number is (604) 488 0860.

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

Our principal mineral property assets are located in the Northwest Territories and include an interest in:

  the Contact Lake Mineral Claims;

  the Glacier Lake Mineral Claims;

  the Port Radium – Crossfault Lake Mineral Claims;

  the Eldorado Uranium Mineral Claims;

  the North Contact Lake Mineral Claims;

  the South Eldorado Uranium Project;

  the Longtom Property;

  the Longtom Property (Target 1); and

  the MacInnis Lake Uranium Claims.

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

Office Space

We utilize about 1,467 square feet of office space in Vancouver, British Columbia. On April 1, 2006, we entered into a five year lease (expires 1 March 2011) with a property management firm with minimum lease commitments of approximately $3,575 per month.

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

D.   Property, Plants and Equipment

We are engaged in the acquisition and exploration of mineral property interests in Canada, and specifically hold all of our current property interests within the Northwest Territories, Canada (figures 1 and 2). What follows is a description of our current and former properties, including information on expenses for the years ended November 30, 2007 and, if applicable, November 30, 2006. We have also included information on exploration work completed and if applicable, planned for the upcoming fiscal year.

Figures 1 and 2

Contact Lake / Crossfault / Eldorado / Glacier Lake Projects
Longtom / Target 1 Projects
MacInnis Lake Project
Whitehorse
Yellowknife
Iqaluit
Edmonton
Vancouver
Calgary
Saskatoon
Regina
Winnipeg
ALBERTA STAR DEVELOPMENT CORP
Alberta Star Projects
Canada Location Map
As Shown
1
Feb 2008
TERRACAD LTD.
1.0

Inuvik
Northwest Territories
Great Bear Lake
Contact Lake / Crossfault / Eldorado / Glacier Lake Projects
Nunavut
Whitehorse
Longtom / Target 1 Projects
Yellowknife
Great Slave Lake
MacInnis Lake Project
British Columbia
Alberta
ALBERTA STAR DEVELOPMENT CORP
Aberta Star Projects
NWT Location Map
As Shown
2
Feb 2008
TERRACAD LTD.
1.0

Contact Lake – Eldorado Area Geological Setting

1. Regional Geology

Adapted from Hildebrand, 1981; Hildebrand et al.1987; and Hoffman and Hall, 1993

The Port Radium-Echo Bay Project is located in the northern portion of the Great Bear Magmatic Zone (GBMZ), part of the Bear Structural Province of the Canadian Shield (figure 3). The Bear province covers some 40,000 square kilometres (100 x 400 km) and consists of the gneissic Coronation Geosyncline to the east, and the GBMZ to the west, with the long-lived, polyphase Wopmay Deformation Zone (WDZ) separating the two terranes (Hildebrand, 1986) (figure 4). This orogenic zone developed on the western side of the Archean Slave craton between 2.1 and 1.8 Ga. Hoffman (1980a) divided the Wopmay Deformation Zone into four distinct tectonic zones: (1) a thin autochthonous cratonic cover and foreland basal sequence overlies the northwestern area of the Slave Craton (2) the Asiak fold and thrust belt of of continental shelf and carbonate sequences overthrust on the Craton (3) the Hepburn orthotectonic zone of deformed rift sediment-volcanic sequences intruded by post tectonic S-type plutons (4) the little deformed GBMZ, of subgreenschist facies volcano-sedimentary sequences intruded by I-type plutons. The GBMZ is onlapped by platformal Paleozoic cover sequences to the west. The Port Radium-Echo Bay Property is situated in the western part of the GBMZ.

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

Within 5-10 Ma, the sedimentary basin was simultaneously shortened and intruded by peraluminous to metalumious plutons of the Hepburn intrusive suite (1.896 -1.879 Ma). The shortening resulted in detachment and eastward thrusting of the imbricated basinal sediments into the Calderian accretionary wedge forming the Asiak Fold belt in the east and the Hepburn plutonic and metamorphic zone (Turmoil Klippe) in the west part of the former basin. As the hot plutons of the Hepburn suite were emplaced over the colder authochton of the western Slave Craton, inverted metamorphic isograds developed.

The 1.878 Ga closure of the marginal basin resulted in the initiation and growth of the 1.876 -1.850 Ga continental, arc complex of the GBMZ at the suture between the Hottah arc to the west and the Hepburn suite to the east. The Great Bear Magmatic Zone is a 100 x 400 km wide corridor which is the product of the final stages of continental volcanism and related plutonic activity.

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

Figure 3

N
ARCTIC PLATFORM
CORONATION GULF
Coppermine Homocline
Port Radium - Echo Bay IOCG Project
GREAT BEAR LAKE
Hiohigck Basin
Great Bear Magnetic Zone
Thelon Magnetic Zone
Hottah Terrane
SLAVE CRATON
MACKENZIE PLATFORM
YELLOWKNIFE
Thelon Basin
CHURCHILL
GREAT SLAVE LAKE
HINTERLAND

Temporal classification of principal geotechnic elements adjacent to the Slave Craton
After: Hoffman, P. and Hall, L. – GSC Open file 2559 (1993)

0 50 100
kilometres

LEGEND

ALBERTA STAR DEVELOPMENT CORP.

Contact Lake Project

Tectonic Setting

Contact Lake – NWT

FIGURE: 2

Figure 4

Alberta Star
Port Radium - Echo Bay
IOCG PROJECT
(U-Ag-Cu-Ni-Co-Au)
Port Radium
GREAT BEAR LAKE
HOTTAH LAKE
Alberta Star
Longtom Property
Cu-Co-Au-Ag-U
LAC LA MARTRE
A11
67
118°
116°
66°
65°
64
118
116
LEGEND
Neoproterozoic
Mesoproterozoic
Paleoproterozoic
Paleoproterozoic and/or Archean
Archean
Fault location
SCALE
KILOMETRES 25 0 25 50 75 KILOMETRES
MILES 0 20 40 MILES
ALBERTA STAR DEVELOPMENT CORP.
Contact Lake Project
Regional Geology
Contact Lake - NWT
FIGURE : 4
After: Hoffman, P. and Hall, L. - GSC Open file 2559 (1993)

2. Local Geology

Adapted from Hoffman & McGlynn, 1977;Hildebrand, 1981; Reardon, 1992; Robinson & Ohmoto, 1971. The geology of the Port Radium-Echo Bay area, as shown in figure 5, has been compiled from mapping completed by Hildebrand, 1981 and Reardon, 1992.

Figure 5

7335000 m N
7325000 m N
CROSS FAULT
CLEAVER FAULT
ECHO BAY
ELDORADO
LINDSLEY BAY
MYSTERY ISLAND
CAMERON BAY
ECHO BAY
South East Arm
South West Arm
BONANZA
EL BONANZA
CONTACT LAKE
CONTACT LAKE
GSC Map 1546A - Hildebrand (1981)
GSC Open File 2607 - Reardon (1992)
kilometers
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
MYSTERY ISLAND INTRUSIVE COMPLEX
ECHO BAY FORMATION
PORT RADIUM FORMATION
ALTERED ROCKS ASSOCIATED WITH THE MYSTERY ISLAND INTRUSIVE SUITE
SYNCLINE FOLD AXIS
FAULTS
PAST PRODUCING MINES
Port Radium - Echo Bay Property
Contact Lake Property
ALBERTA STAR Development Corp.
Port Radium / Contact Lake Project
TITLE:
Local Geology
LOCATION: Contact Lake - NWT
FIGURE: 5

Stratigraphy

The Port Radium-Echo Bay area is underlain by volcano-sedimentary rocks of the Labine Group, which is subdivided into 3 main formations: Port Radium, Echo Bay, Cameron Bay. These are further subdivided into members which represent two main eruptive caldera phases: an early phase characterized by relatively gas-poor eruptions of andesitic lavas (Port Radium and Echo Bay Formations) and a younger, more gas-charged phase of voluminous siliceous volcanics and volcaniclastics (within the Cameron Bay and Feniak Formations) (Hildebrand, 1981). The stratigraphy can be locally isolated into distinct calderas, 3 to 5 km in diameter. The two cycles of caldera collapse, resurgence and intermediate plutonism are characterized by cone facies andesite, marr diatreme breccias and caldera fill sediments.

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

The Eldorado & Contact Lake IOCG & Uranium Projects 2008 Explorations Program

Proposed personnel requirements and budgets for the 2008 drilling and exploration programs are illustrated in the Tables below.

	# Personnel	Days
Diamond Drillers (two drills)	8	120
Drill Foreman	1	120
Geologists - Drill support	2	120
Core samplers, splitters, sawers, geo-assistants	3	120
Field Geologists - experienced	2	60
Student geo-assistants	2	30
Geophysics crew	2	60
Line cutters	2	30
Cook	2	120
Camp Manager and Logistics	1	120
Helicopter Pilot	2	120
Miscellaneous Project Support (helicopter-mechanic, Government
geologists, remote sensing mechanics, etc)	2	variable
Visitors (government, geologists, community leaders, etc)	2	variable
Project Manager	1	120

Total	32

The Eldorado & Contact Lake IOCG & Uranium Projects 2008 - Budget

Field Geology
Geologists, line cutting	450,000
Reconnaissance mapping, sampling, ground I.P.
Detailed mapping and sampling, geological support
Geophysics
IP and surveying	50,000

Camp Operations, Logistics, Fixed-Wing and Air Support	750,000

Diamond Drilling
3,000 to 5,000 meters (20 holes)
Sampling and assaying
Helicopter support	1,100,000

Program Total	$2,350,000

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

1.    Contact Lake Mineral Claims – Contact Lake, Northwest Territories

During the year ended November 30, 2005, we acquired a 100% undivided right, title and interest, subject to a 1% net smelter return royalty (“NSR”), in five mineral claims totalling 1,801.82 hectares (“ha”) (4,450.50 acres) located five miles southeast of Port Radium on Great Bear Lake, NT for cash payments of $60,000 (paid) and 300,000 common shares (issued and valued at $72,000). We may purchase the NSR for a one-time payment of $1,000,000. We completed additional staking in the area in order to increase the project size to 16 mineral claims, totalling 10,601.57 ha (26,185.88 acres). Collectively the properties are known as the Contact Lake Mineral Claims (figure 6).

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

		10,601.57

Figure 6

450000
455000
460000
465000
470000
7330000
7325000
7320000
7315000
7310000
7305000
N
W
E
S
CROSS FAULT
ECHO BAY
ELDORADO
BON 3
F91865
BON 2
F91864
BON 1
F91863
BONANZA
EL BONANZA
COBALT 1
F91852
COBALT 2
F91853
COBALT 3
F91854
BEN 1
F91861
COBALT 5
F91856
BEN 2
CONTACT
COBALT 6
F91857
SC 1
F54380
COBALT 4
SC 3
F59518
SC
S.C. 2
Legend
Past Producing Mine
0
2,000
4,000
Meters
ALBERTA STAR DEVELOPMENT CORP
Project Map
Title:
Contact Lake Claim Map
Scale:
As Shown
Design:
Figure:
6
Date:
Feb, 2008
Drawing:
TERRACAD LTD.
Rev:
1.0 NAD 83 Z 11

Our expenditures related to the Contact Lake Mineral Claims can be summarized as follows:

	Cumulative
	amounts from	For the year	For the year	For the year
	inception to	ended 30	ended 30	ended 30
	30 November	November	November	November
	2007	2007	2006	2005
	$	$	$	$

Exploration operating expenses
Amortization	84,574	84,574	-	-
Assaying and geochemical	317,993	126,745	180,351	10,897
Camp costs and field supplies	1,288,275	499,322	671,577	117,376
Claim maintenance and permitting	82,983	13,452	69,531	-
Community relations and government	124,917	50,603	74,314	-
Drilling	3,199,850	1,741,790	1,458,060	-
Equipment rental	197,081	75,693	121,388	-
Geology and engineering	408,538	171,399	52,673	184,466
Orthophotography	199,451	103,306	96,145	-
Staking and line cutting	332,660	-	332,660	-
Surveying	1,473,493	336,349	908,846	228,298
Transportation and fuel	4,437,007	1,357,400	2,874,802	204,805
Wages, consulting and management fees	3,135,462	1,407,434	1,519,578	208,450

	15,282,284	5,968,067	8,359,925	954,292

Acquisition of mineral property
interests	132,000	-	-	132,000

	15,414,284	5,968,067	8,359,925	1,086,292

Accessibility, Local Resources and Infrastructure

The best access to the area is from Yellowknife, NT, using charter fixed wing aircraft which can land at the 900 meter long unmaintained gravel airstrip at the western shore of Glacier Lake, which lies in the centre of the project area. A road extends west from the airstrip to the area of the Echo Bay and Eldorado Mines. Bulk freight has also previously been mobilized by seasonal barging along the Mackenzie River, from Alberta to Tulita (Fort Norman), NT, on the western shore of Great Bear Lake. When mining was active in the area, a barge service also operated along the Bear River from Tulita to Deline, and across Great Bear Lake to the various mining operations. Lake barging service is in limited operation.

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

In 2006 the Company undertook a successful exploratory drill program (Phase 1) on the Company’s Eldorado & Contact Lake projects. From June to October, 2006, 14,475 metres of NQ drill core was recovered, and 6,470 samples including 289 standards were assayed. The 2006 drill program targeted seven areas, 1) the K2 area in which there is a low-grade Cu+ Co, Au and Ag mineralized breccia system that has strong affinities to an IOCG system, 2) the Echo Bay gossan at the end of the southeast arm of Echo Bay which marks the location of a newly discovered silver zone; 3) a high-grade Cu-Ag-Mo-Zn-Pb-W mineralized hydrothermal breccia at Mile Lake, 4) uranium, nickel, cobalt and silver mineralized zones adjacent to the past producing Eldorado mine site, 5) uranium, nickel, cobolt and silver mineralized zones adjacent to the past producing Echo Bay mine site, 6) an area centered on a strong VTEM plus magnetic anomaly near the southeast end of Echo Bay; and 7) the Thompson Showing of a high-grade Cu-Ag-Co-Ni-Au-U polymetallic vein. Highlights from the 2006 Phase 1 program on the Company’s Eldorado & Contact Lake projects are included in a Technical Report prepared in accordance with National Instrument 43-101 and is accessible on SEDAR.

In 2007 the Company completed Phase 2 of the exploratory drill program based on the preliminary investigations from the 2006 drill program at the Eldorado & Contact Lake project areas. The Company’s two base exploration camps, personnel and supporting infrastructures were fully operational from May to October, 2007. The Company completed almost 20,000 meters of drilling in 72 drill holes (37 reported) and collected over 10,000 surface samples. The 2007 drill program targeted ten areas; K2, Echo Bay South, Mag Hill, Glacier Creek, Breccia Island, Camelback, Skinny Lake and Contact Lake, located on the Contact Lake Mineral Claims and Eldorado and Echo Bay, located on the Glacier Lake Mineral Claims. Highlights from the 37 drill holes reported to date are discussed below.

The K2-IOCG target

The K2-IOCG target area is a target area in which drilling encountered significant IOCG style poly-metallic copper, gold, silver and cobalt mineralization. The mineralized zone is part of a regionally extensive zone of phyllic, potassic, hematite and magnetite, magnetite-actinolite alteration zones, often appearing at surface as phyllic-potassic pyritic gossans. The mineralization occurs within the same suite of volcano-plutonic rocks that host other poly-metallic zones in the Eldorado & Contact lake mineral belt, including the former El Bonanza Silver- Uranium (U-Ag) and the Eldorado Uranium (U-Ag- Cu- Co- Ni- Bi) mines (figure 7).

The latest results from the first six holes of a nine hole 2007 program confirm the initial drill results whereby the Company announced that it had discovered a zone of hydrothermal and structurally controlled poly-metallic breccias that are enriched in copper and locally in gold, silver and cobalt. The K2-IOCG target is located on the Contact Lake property, on the south side of Echo Bay. All eight drill holes from the 2006 drill program intersected multiple zones of altered and mineralized breccias with disseminated and vein hosted copper, gold, silver and cobalt sulphide mineralization.

Highlights from significant mineralized down hole intervals from the six three holes of a nine hole 2007 program include:

  K2-07-11 intersected 60.20 meters of 0.37% copper including 3.10 meters of 0.93% copper. Other mineralized zones in this drill hole includes 13.14 meters of 0.30% copper including 1.50 meters of 0.60% copper, 0.12% zinc and 12 g/ton silver. Other zones of 24.70 meters of 0.27% copper and 30.23 meters of 0.17% copper were intersected in this drill hole.

  K2-07-12 intersected 93.00 meters of 0.35% copper including 1.35 meters of 1.45% copper. Other mineralized zones of 44.52 meters of 0.33% copper and 42.50 meters of 0.32% copper were intersected in this drill hole. Also 2.97 meters of 27.3 g/ton silver including 0.77 meter of 69.0 g/ton silver was intersected in this hole.

  K2-07-13 intersected 36.70 meters of 1.11% copper including 0.90 meter of 5.45% copper, 5.20 meters of 1.31% copper, 7.40 meters of 2.96% copper and 3.00 meters of 0.45% copper.

  K2-07-16 intersected 1.5 meters of 1,467 g/ton silver and 0.32% copper.

  K2-07-18 intersected 5.5 meters of 0.143% copper as well as 1.5 meters of 0.134% cobalt.

  K2-07-19 intersected 0.3 meters of 0.93% copper as well as 1.5 meters of 0.25% copper and another interval of 1.0 meter of 0.23% copper.

The Skinny Lake IOCG target

The Skinny Lake IOCG target is the site of extensive hydrothermal magnetite-actinolite- feldspar-apatite plus sulphide alteration along the Contact Lake Mineral Belt in the northern part of the Great Bear Magmatic Zone. The host rocks are alkali (sodic or potassic) and or actinolite-epidote altered andesites. The core zone comprises a pervasive alkali feldspar-scapolite-magnetite-actinolite-apatite hydrothermal assemblage.

The alteration signature and zone at Skinny Lake is similar to that of the Port Radium- Eldorado uranium mine area situated on Labine Point, NT. Also the metal assemblage is very similar to the Echo Bay silver mine. The Skinny Lake discovery zone and target area is defined by predominately pyrite mineralization, which is present intermittently throughout the Skinny Lake region and in an extensive gossan at the southeast end of Echo Bay, with visible sulphide mineralization at the surface. In addition, uranium, cobalt, nickel, copper, silver, lead and zinc enrichments are present locally as veins, veinlets and disseminations that extend outward in the southern and eastern extensions of the Skinny Lake and Mag Hill target areas (figure 7).

Highlights from significant mineralized down hole intervals from the first hole of a two hole 2007 program include:

  SL-07-01 intersected 22.50 meters of 2.24% zinc, 0.23% lead and 18.35 g/ton silver and 0.025% cobalt. Including 7.40 meters of 5.64% zinc, 0.45% lead, 0.20% copper, 45.93 g/ton silver and 0.042% cobalt as well as 1.1 meters of 0 10.82% zinc, 0.29% lead, 0.22% copper and 38.52 g/ton silver. Also including 2.3 meters of 4.48% zinc, 0.47% lead and 75.01 g/ton silver and 0.053% cobalt.

Figure 7

450000
455000
460000
465000
470000
7330000
7325000
7320000
7315000
7310000
7305000
N
S
E
W
CROSS FAULT
ECHO BAY
Echo Bay
ELDORADO
BON 3
F91865
BON 2
F91864
BON 1
F91863
BONANZA
EL BONANZA
Mile Lake
K2
COBALT 1
F91852
COBALT 2
F91853
COBALT 3
F91854
BEN 1
F91861
COBALT 5
F91856
BEN 2
F91862
South Echo Gossan Bay
CONTACT
COBALT 6
F91857
SC 1
F54380
COBALT 4
Contact Lake
SC 3
F59518
SC
F59504
S.C. 2
F54517
Skinny Lake
Legend
Past Producing Mine
0
2,000
4,000
Meters
ALBERTA STAR DEVELOPMENT CORP
Project Map
Title:
Contact Lake, Mile Lake, K2,
Skinny Lake, & South Echo Bay Gossan
Diamond Drill Location Map
Scale:
As Shown
Design:
Figure:
7
Date:
Feb, 2008
Drawing:
TERRACAD LTD.
Rev:
1.0 NAD 83 Z 11

2.   Glacier Lake Mineral Claims, Northwest Territories

During the year ended November 30, 2005, we acquired a 100% undivided right, title and interest, subject to a 2% NSR in four mineral claims, totalling 2,424.23 ha (5,987.85 acres) (the “Glacier Lake Mineral Claims”) located one mile east of Port Radium on Great Bear Lake, NT. For cash payments of $30,000 (paid) and 360,000 common shares (issued and valued at $72,000) of the Company. We may purchase one-half of the NSR for a one-time payment of $1,000,000 (figure 8).

Two former past-producing silver and radium mines, Echo Bay (produced 23,779,178 ounces of silver) and Eldorado (produced 15 million pounds of uranium and 8 million ounces of silver) are situated on claims, which the Company owns. The claim is comprised of extensive alteration zones that include intensely mineralized gossans, traceable for over one km in length and 200 meters in lateral extent.

The property contains a fully operational all-season airstrip and base camp, situated at Glacier Lake. The Echo Bay claim (produced 23,779,178 ounces of silver) and the Port Radium – Eldorado claim (produced 15 million pounds of uranium and 8 million ounces of silver) are situated on property owned by the Company. The Port Radium uranium belt was formerly one of Canada’s principal producers of Pitchblende uranium during the 1930s and 1940s.

A summary of our claims can be found below:

Name	Tag Number	Size (ha)
GLAC 1	F54373	835.68
GLAC 2	F54374	731.57
ECHO	F54519	83.61
WATT	F59517	773.37

		2,424.23

Figure 8

455000
460000
N
W
E
S
CROSS FAULT
ECHO
F54510
ECHO BAY
ECHO
F54519
ELDORADO
7330000
7330000
GLAC-1
F54373
WATT
F59517
GLAC-2
F54374
7325000
Legend
Glacier Lake Mineral Claims
Past Producing Mine
0
1,000
2,000
3,000
Meters
455000
ALBERTA STAR DEVELOPMENT CORP
Project Map
Glacier Lake Mineral Claims
As Shown
8
Feb, 2008
TERRACAD LTD.
1.0 NAD 83 Z 11

Our expenditures related to the Port Radium – Glacier Lake Mineral Claims can be summarized as follows:

	Cumulative
	amounts from	For the year	For the year	For the year
	inception to	ended 30	ended 30	ended 30
	30 November	November	November	November
	2007	2007	2006	2005
	$	$	$	$

Exploration operating expenses
Amortization	7,796	7,796	-	-
Assaying and geochemical	143,177	143,177	-	-
Camp costs and field supplies	382,311	256,581	125,730	-
Claim maintenance and permitting	7,130	6,867	263	-
Community relations and government	21,472	21,472	-	-
Drilling	758,681	758,681	-	-
Equipment rental	58,038	45,643	12,395	-
Geology and engineering	33,673	33,673	-	-
Metallurgical studies	62,977	62,977	-	-
Orthophotography	25,522	25,522	-	-
Staking and line cutting	88,335	88,335	-	-
Surveying	17,309	-	17,309	-
Transportation and fuel	4,685,859	3,754,918	930,941	-
Wages, consulting and management fees	680,818	505,775	175,043	-

	6,973,098	5,711,417	1,261,681	-

Acquisition of mineral property
interests	102,000	-	-	102,000
Recovery of mineral property costs	(603,750)	(186,651)	(417,099)	-

	6,471,348	5,524,766	844,582	102,000

The Eldorado IOCG and Uranium target

In 2006, the Company discovered a new zone of hydrothermal and structurally controlled poly-metallic vein breccias at Eldorado on the North side of Echo Bay. The 2006-2007 programs were designed to re-evaluate the economic potential of the former Eldordo-Echo Bay silver and uranium mines (figure 9).

The results of the seventeen hole 2007 program confirmed additional widespread poly-metallic and uranium mineralization. The Company has encountered uranium mineralization in three of the 2007 drill holes released to date, which assayed 0.25 meters of 1.41 % U3O8, 0.53 meters of 0.17% U3O8 and 0.30 meters 0.21% U3O8 within poly-metallic core.

Highlights from significant mineralized down hole intervals from the seventeen hole 2007 program include:

  PR-07-11 intersected 0.5 meters of 2.3 g/ton gold as well as another 0.3 meters of 2.3 g/ton gold

  PR-07-12 intersected 0.47 meter 0.22% lead, 0.9% zinc, 0.5 % cobalt and 7.7 g/tonne silver.

  PR-07-13 intersected 0.25 meter of 1.45% copper and 1.41% U3 O8 .

  PR-07-14 intersected 1.49 meters of 0.44% copper and 0.30 meter of 0.21% U3 O8 .

  PR-07-15 intersected 8.14 meters of 0.68% copper, 22.9 g/tonne silver. This included 2.26 meters of 2.02% copper, 73.4 g/tonne silver. Subsequent sections comprised 0.25 meters of 2.5% cobalt with 1.7% bismuth and 0.53 meters of 0.17% U3 O8 and 0.98% cobalt.

  PR-07-16 intersected 4.82 meters of 0.47% copper, and also several vanadium-bearing zones including 25.51 meters of 0.22% vanadium (as V2 05 ) and also 45.22 meters of 0.20% vanadium (as V2 05 ).

  PR-07-17 intersected 15.46 meters of 0.27% lead, 1.67% zinc including 7.67 meters of 0.43% lead and 2.93% zinc, 4.51 meters of 1.42% lead and 0.93% zinc including 1.51 meters of 3.81% lead and 1.22% zinc.

  PR-07-18 intersected 1.5 meters of 0.25% zinc and 0.23% V2 O5 ; 4.5 meters of 0.31% copper, 0.28% lead and 0.35% zinc including 1.5 meters of 0.87% copper, 0.66% lead, 0.65% zinc and 6.5 g/ton silver; 1.26 meters of 1.01% lead and 0.51% zinc; 10.74 meters of 0.12% copper, 0.72% zinc including 1.74 meters of 2.45% zinc, 12.30 g/ton silver and 0.16% V2 O5 and 1.50 meters of 0.13% lead, 0.31% zinc, and 0.12% V2 O5 .

  PR-07-19 intersected several zones of zinc mineralization including 4.5 meters of 0.17% zinc, 1.5 meters of 0.14% zinc and 4.5 meters of 0.14% zinc.

  PR-07-20 intersected 9.0 meters of 0.25% zinc including 1.49 meters of 1.0% zinc. 31.65 meters of 0.22% copper and 24.2 g/ton silver, including: 0.57 meter of 4.4% copper, 0.11% lead, 0.39% zinc, 46.8 g/ton silver and 0.21% V2 O5 , 3.0 meters of 0.39% copper and 206.5 g/ton silver and 4.5 meters of 0.18% V2 O5 .

  PR-07-21 intersected 12.34 meters of 1.01% zinc and 0.25% lead; 15.0 meters of 0.12% zinc and 0.15% V2 O5 and 4.9 meters of 0.22% lead, 0.44% zinc and 0.11% V2 O5.

  PR-07-22 include 21.08 meters of 2.23% copper, 65.21 g/ton silver and 0.20% V2 O5 including 7.50 meters of 2.74% copper, 102.09 g/ton silver and 0.19% V2 O5 and 3.58 meters of 3.90% copper, 66.37 g/ton silver and 0.13% V2 05 as well as 1.50 meters of 4.77% copper, 168.07 g/ton silver and 0.58meters of 9.47% copper and 182.40 g/ton silver. 0.70 meter of 1.49% copper 52.0 g/ton. 0.41 meter of 2.86% copper, 123 g/ton silver and 0.14% V2 O5 . 15 meters of 0.14% copper, 0.33% zinc and 0.12% V2 O5 .

  PR-07-23 intersected 185.4 meters of 0.12% V2 O5 including 28.24 meters of 0.21% V2 O5 ; 34.20 meters of 0.26% zinc; 8.82 meters of 0.21% zinc and 11 g/ton silver including 2 meters of 0.25% zinc and 30.2 g/ton silver and 0.10% nickel

  PR-07-24intersected 18.45 meters of 0.453% copper, 0.249% lead, 0.480% zinc, 42.6 g/ton silver including 1.82 meter of 2.485% copper, 0.525% lead and 200.8 g/ton silver;1.50 meters of 2.190% zinc, 1.060% lead and 21.9 g/ton silver: 14.50 meter of 0.480% zinc, 0.116% lead and 6.1 g/ton silver: 9.37 meters of 0.573% copper, 0.043% uranium (U3 O8 ) and 0.089% vanadium (V2 O5 ) including 1.50 meter of 0.097% uranium (U3 O8 ) as well as 1.06 meter of: 1.85% copper, 0.142% uranium (U3 O8 ) and 0.110% vanadium (V2 O5 ).

  PR-07-25 intersected 1.45 meters of 39.9 g/ton silver, 0.403% copper, 0.333% lead, 0.207% zinc, 0.123% nickel, and 0.126% cobalt; 1.5 meters of 1.89% zinc, 1.04% lead and 14.2 g/ton silver; 49.7 meters of 0.145% zinc and 212.05 meters of vanadium (V2 O5 )

  PR-07-26 intersected 32.20 meters of 0.33% zinc, 0.20% lead and 4.4 g/ton silver; 0.85 meter of 2.12% zinc, 4.29% lead, 0.27% copper and 62.5 g/ton silver and 11.65 meters of 0.19% vanadium (V2 O5 )

  PR-07-27 intersected 43.50 meters 40.9 g/ton silver, 0.20% copper, 0.14% lead, and 0.15% zinc; 15 meters of 0.24% copper as well as another 15 meters of 0.22% zinc; 1.5 meters of 1.80% copper and 24.3 g/ton silver and 1.5 meters of 1.65% copper and 24.3 g/ton silver.

The Echo Bay IOCG and Uranium target

The Echo Bay IOCG and uranium target drill program was designed to re-evaluate the economic potential of the former Eldorado-Echo Bay silver and uranium mines and its untested surrounding area. The Echo Bay silver-uranium target are is located on the Company’s property, on the north side of Echo Bay (figure 9).

The results of the first six holes of an eight hole 2007 program intersected multiple zones of altered and mineralized poly-metallic zones with disseminated and vein hosted high grade copper, silver, lead and zinc.

Highlights from significant mineralized down hole intervals from the first six of an eight hole 2007 program include:

  EBM-07-06 intersected 7.50 meters of 0.18% copper and 0.12% zinc within that 1.50 meter 0.42% copper. Another zone of 0.58 meter of 0.43% lead was also intersected in this drill hole.

  EBM-07-08 intersected 24.75 meters of 2.50% lead, 0.49% copper, 0.31% zinc and 26.50 g/ton silver, within that 4.50 meters of 8.38% lead, 0.50% copper, 0.68% zinc and 34.4 g/ton silver. Also several mineralized zones enriched in copper, lead or zinc were intersected in this drill hole.

  EBM-07-09 intersected several zinc-bearing zones including 3.0 meters of 0.27% zinc, 2.9 meters of 0.38% zinc, 1.5 meters of 0.20% zinc and 6 meters of 0.22% zinc. Also 1.5 meters of 0.27% copper was intersected.

  EBM-07-11 intersected several mineralized zones including 58.25 meters of 0.61% zinc, 0.20% lead, and 2.44 g/ton silver and within that 1.50 meters of 2.56% zinc, 0.43% lead and 6.63 g/ton silver and also 1.50 meters of 2.35% zinc, 0.79% lead and 3.90 g/ton silver was intersected in this drill hole.

  EBM-07-12 intersected 15.50 meters of 0.54% zinc and 0.20% copper and 3.29 g/ton silver including 2 meters of 0.16% copper, 0.30% lead, 1.27% zinc and 3.33 g/ton silver. Other mineralized zones include 3 meters of 0.43% lead and 0.14% zinc and 4.0 meters of 0.1% copper, 0.56% lead, 0.19% zinc; 3 meters 0.16% lead and 0.39% zinc.

  EBM-07-13 intersected 30.10 meters of 0.75% zinc, 0.28% lead. Another zone of 0.25 meter of 16.47% zinc, 0.64% copper, 0.46% lead and 403.0 g/ton silver. Also several mineralized zones enriched in copper, lead or zinc were intersected in this drill hole.

Eldorado Camelback IOCG and Uranium Target

The Company has intersected multiple zones of poly-metallic mineralization that is associated with zones of strong hydrothermal alteration and brecciation that are locally enriched in silver, copper, lead, zinc, cobalt, uranium and vanadium. Multiple zones of sulfide mineralization outcrop in semi-continuous gossanous zones for over 3.5 kilometers in length. The Camelback IOCG target is approximately 3.5 kilometers in length and 1 kilometer in width. This large IOCG target extends from north end of Glacier Lake to the eastern shore of Cameron Bay. The Camelback target is located 7.5 km east of the Port Radium (Eldorado uranium mine). This IOCG target is associated with a large recently discovered geophysical anomaly and this geological feature has the potential of hosting a bulk tonnage IOCG and uranium target within a regional alteration signature.

The results of the first seven of a sixteen hole 2007 program has confirmed additional widespread poly-metallic IOCG & uranium style mineralization

Highlights from significant mineralized down hole intervals from the first thirteen of a sixteen hole 2007 program include:

  CB-07-4 intersected 6.0 meters of 0.37% zinc

  CB-07-5 intersected 1.5 meters of 0.33% copper, 0.36% zinc and 3.9 g/ton silver

  CB-07-6 intersected several mineralized zone including 2.0 meters of 0.40% copper, 3.09% zinc and 37.2 g/ton silver

  CB-07-13a intersected 10.0 meters of 0.22% copper as well as 10.5 meters 0.13% copper and 0.25 meters of 0.12% U3 O8

  CB-07-14 intersected 52.0 meters of 0.30% copper as well as 31.55 meters of 0.34% copper

  CB-07-15 intersected 13.30 meters of 0.21% copper as well as 1.55 meter of 0.69% copper and 20.6 g/ton silver, 4.2 meters of 0.37% copper, 0.23% V2 O5 and also 1.5 meters of 0.23% V2 O5

  CB-07-16 intersected 13.5 meters of 0.15% copper

Figure 9

455000
7335000
7330000
7325000
N
W
E
S
RAD 1
F91859
GOSSAN 2
F91858
CROSS
F91458
Glacier Lake
RAD 2
F91860
ECHO
F54519
ECHO
F54519
Eldorado
Echo Bay
ELDORADO
GLAC-1
F54373
GLAC-2
F54374
Legend
Diamond Drilling Area
Past Producing Mine
Contact Lake / Eldorado / Echobay Claims
0
1,000
2,000
Meters
ALBERTA STAR DEVELOPMENT CORP
Project Map
Eldorado, Echo Bay, Glacier Lake
Diamond Drilling Map
As Shown
9
Feb, 2008
TERRACAD LTD.
1.0 NAD 83 Z 11

3.    Port Radium – Crossfault Lake Mineral Claims, Northwest Territories

During the year ended November 30, 2005, we acquired a 100% undivided right, title and interest, subject to a 2% NSR, in five mineral claims totalling 1,447.26 ha (3,574.73 acres) (the “Port Radium – Crossfault Lake Mineral Claims”) located north of Port Radium on Great Bear Lake, NT, for cash payments of $60,000 (paid) and 450,000 common shares (issued and valued at $297,000) of the Company. We may purchase one-half of the NSR for a onetime payment of $1,000,000 (figure 10).

The Crossfault Lake claim block includes over 40 different metallic minerals, as identified by past geologists. The Port Radium uranium belt was formally one of Canada’s principal producers of Pitchblende uranium in the 1930s and 1940s.

A summary of our claims can be found below:

Name	Tag Number	Size (ha)
GOSSAN 1	F91851	418.04
GOSSAN 2	F91858	418.04
CROSS	F91458	33.44
RAD 1	F91859	253.76
RAD 2	F91860	323.98

		1,447.26

Total expenditures related to the Port Radium – Crossfault Lake Mineral Claims consist of acquisition costs of $357,000, made during the year ended November 30, 2005.

Figure 10

455000
460000
7335000
7330000
7325000
Great Bear Lake
N
S
E
W
RAD 1
F91859
GOSSAN 2
F91858
CROSS FAULT
CROSS
F91458
RAD 2
F91860
ECHO BAY
ELDORADO
Legend
Crossfault Lake Mineral Claims
Past Producing Mine
GOSSAN 1
F91851
D1
D2
K2
EL BONANZA
0
1,000
2,000
3,000
Meters
ALBERTA STAR DEVELOPMENT CORP
Project Map
Crossfault Lake Mineral Claims
Scale: As Shown
Figure: 10
Date: Feb, 2008
Drawing: TERRACAD LTD.
Rev: 1.0 NAD 83 Z 11

4.   Eldorado Uranium Mineral Claims, Northwest Territories

During the year ended November 30, 2005, we entered into a lease agreement with South Malartic Exploration Inc. to purchase a 50% undivided interest, title and right in three mineral claims, totalling 106.53 ha (263.13 acres) (the “Eldorado Uranium Mineral Claims”)located at Port Radium on Great Bear Lake, NT, for a cash payment of $20,000 (paid) (figure 11).

Acquisition of the 50% ownership in the property entitled the Company to full access and possession to a detailed technical library, exploration reports and historical data in South Malartic’s possession. Also, included in the data acquisition were reports, maps, historical uranium production records, drill logs and uranium assay reports.

The property is located on Labine Point at Port Radium, NT. Starting in 1933, the mine produced 15 million pounds of high grade uranium and 8 million ounces of silver, plus copper, nickel, radium, lead and polonium. The mine currently has about 40 km of existing underground workings on 14 levels.

A summary of our claims can be found below:

Name	Tag Number	Size (ha)

ELDORADO	Lease 3032	30.32
ELDORADO	Lease 3033	44.81
ELDORADO	Lease 3034	31.40

		106.53

Our expenditures related to the Eldorado Uranium Mineral Claims can be summarized as follows:

	Cumulative
	amounts from	For the year	For the year	For the year
	inception to	ended 30	ended 30	ended 30
	30 November	November	November	November
	2007	2007	2006	2005
	$	$	$	$

Exploration operating expense
Claim maintenance and permitting	526	526	-	-
Acquisition of mineral property
interests	20,000	-	20,000	-

	20,526	526	20,000	-

J. Fingler, P.Geo., of Vancouver, British Columbia completed a National Instrument 43-101 compliant technical report dated August 21, 2006 (“Technical Report”) on the Eldorado-Port Radium Property. The Technical Report provides a comprehensive description of the Eldorado-Port Radium Property including previous work, geology and mineralization and also makes recommendations for further work on the Property.

Figure 11

455000
7335000
7330000
Legend
Eldorado Uranium Leases
Past Producing Mine
Great Bear Lake
N
S
W
E
3034
3033
3032
CROSS FAULT
ECHO BAY
ELDORADO
0
1,000
2,000
Meters
ALBERTA STAR DEVELOPMENT CORP
Project Map
Eldorado Uranium Leases
As Shown
11
Feb. 2008
TERRACAD LTD.
1.0 NAD 83 Z 11

5.   North Contact Lake Mineral Claims, Northwest Territories

During the year ended November 30, 2006, we acquired a 100% right, interest and title, subject to a 2% NSR, in eleven mineral claims (the “North Contact Lake Mineral Claims”), for cash payments of $75,000 and the issue of 250,000 common shares of the Company valued at $182,500. We may purchase one-half of the NSR for a one-time payment of $1,000,000. The North Contact Lake Mineral Claims are situated north of Contact Lake on Great Bear Lake approximately 680 km (423 miles) north of Yellowknife, NT, totalling 5,867.23 ha (14,492.06 acres) (figure 12).

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

		5,867.23

Total expenditures related to the North Contact Lake Mineral Claims consist of acquisition costs of $257,500 during the year ended November 30, 2006.

Figure 12

460000
465000
470000
7330000
7325000
7320000
N
W
E
S
EC 10
F98670
EC 7
F98667
EC 8
F98668
EC 9
F98669
EC 6
F98666
EC 5
F98665
EC 4
F98664
EC 3
F98663
EC 2
F98662
EC 1
F98661
EC 24
F98369
CONTACT LAKE
Legend
North Contact Lake Claims
Past Producing Mine
0 1,000 2,000 3,000
Meters
ALBERTA STAR DEVELOPMENT CORP
Project Map
North Contact Lake Mineral Claims
As Shown
12
Feb, 2008
TERRACAD LTD.
1.0 NAD 83 Z 11

6.   South Eldorado Uranium Project, Northwest Territories

During the year ended November 30, 2007, we staked sixteen claims (the “South Eldorado Uranium Mineral Claims”), and four additional claims (the “Eldorado West Uranium Mineral Claims”) located ten miles south of Eldorado uranium mine on the east side of Great Bear Lake, NT and 680 km (423 miles) north of the city of Yellowknife, NT, collectively known as the South Eldorado Uranium Project.. The Soulth Eldorado Uranium Project now consist of twenty mineral claims totaling 19,237.50 ha (47,532.31 acres) (figure 13).

The Eldorado South Anomaly is over 3.5 kilometers in length and the expression suggests a potential near surface uranium target. The radiometric profiles show a clear well defined anomaly with a marked correlation of strong thorium (Th) and potassium (k) ratio patterns. The Eldorado South Anomaly has never been explored nor drill tested and will be an important focus of exploration by the Company in 2008. The Eldorado South Anomaly was discovered in 2006 as a result of the completion of a High Resolution, Multi-Parameter Regional Radiometric and Magnetic geophysical survey which was conducted in July, 2006 and consisted of 16,708 line-kilometers at 100 meter line-spacing’s. The purpose of the radiometric survey was to measure the gamma radiation field and locate prospective areas of high-grade uranium and poly-metallic deposition.

A summary of our claims can be found below:

Name	Tag Number	Size (ha)
PR 1	K06181	1,045.55
PR 2	K06182	1,045.55
PR 3	K06183	1,045.55
PR 4	K06194	1,058.13
PR 5	K06195	1,024.84
PR 6	K06196	1,051.92
PR 7	K06197	1,046.48
PR 8	K06198	1,037.48
PR 9	K06199	1,075.95
PR 10	K06200	1,034.70
PR 11	K06201	500.30
PR 12	K06202	1,033.24
PR 13	K06203	1,062.76
PR 14	K06204	479.60
PR 16	K06206	598.43
PR 21	K06211	989.06
PR 22	K06212	1,011.91
PR 23	K06213	1,014.54
PR 24	K06214	1,035.96
PR 25	K06215	1,045.55

		19,237.50

Figure 13

440000
445000
450000
455000
460000
465000
470000
7335000
7330000
7325000
7320000
7315000
7310000
7305000
7300000
7295000
7290000
N
S
E
W
Great Bear Lake
CROSS FAULT
ECHO BAY
ELDORADO
BONANZA
EL BONANZA
CONTACT LAKE
PR 1 K06181
PR 2 K06182
PR 3 K06183
PR 4 K06194
PR 5 K06195
PR 6 K06196
PR 7 K06197
PR 8 K06198
PR 9 K06199
PR 10 K06200
PR 11 K06201
PR 12 K06202
PR 13 K06203
PR 14 K06204
PR 16 K06206
PR 21 K06211
PR 22 K06212
PR 23 K06213
PR 24 K06214
PR 25 K06215
Legend
Eldorado South Uranium Claims
Eldorado West Claims
Past Producing Mine
0 2,000 4,000 6,000
Meters
ALBERTA STAR DEVELOPMENT CORP
Project Map
Eldorado South & Eldorado West Mineral Claims
Scale: As Shown
Design: -
Figure: 13
Date: Feb, 2008
Drawing: TERRACAD LTD.
Rev: 1.0 NAD 83 Z 11

Our expenditures related to the South Eldorado Uranium Project can be summarized as follows:

	Cumulative
	amounts from	For the year	For the year	For the year
	inception to	ended 30	ended 30	ended 30
	30 November	November	November	November
	2007	2007	2006	2005
	$	$	$	$

Exploration operating expenses
Camp costs and field supplies	18,978	18,978	-	-
Claim maintenance and permitting	5,475	5,475	-	-
Equipment rental	845	845	-	-
Geology and engineering	111,832	111,832	-	-
Geophysics	3,000	3,000	-	-
Staking and line cutting	105,655	105,655	-	-
Transportation and fuel	2,220	2,220	-	-
Wages, consulting and management fees	19,000	19,000	-	-

	267,005	267,005	-	-

We submitted a formal application for a 75,000 meter “5-Year” drill permit to the Sahtu Land and Water Board (“SLWB”) which includes the area of the Eldorado South Anomaly. The permit application has requested 15,000 meters of drilling per year, over a five-year period for a total of 75,000 meters. This prospective uranium target is being prepared for reconnaissance and detailed sampling, mapping and subject to receipt of the drill permit.

We completed a comprehensive First Nations Traditional Educational Knowledge Report for this region which was completed to the satisfaction of the Deline Land Corporation and the Community of Deline. We intend to further expand wildlife and environmental programs and baseline studies in the Eldorado & Contact Lake uranium districts as the projects advance. On December 19, 2005 we signed a 5 Year Cooperation, Access and Benefits Agreement with the Deline Land Corp and the Sahtu Dene & Metis for the eastern Great Bear Lake Region. The SLWB is currently reviewing and overseeing the issuance of the new “Class A- 5 year drill permit” application (NR April 25, 2007).

In its effort to maintain strong relations and an ongoing working relationship with the Deline Land Corp. and the people of Sahtu-Dene First Nations peoples living in Deline, we visited and participated in a comprehensive Community Consultation on April 16, 2007 in the community of Deline, NT. We made a detailed presentation to the community of the Company’s results of a successful 2006 exploration & drilling program and our future plans for expanded exploration and drilling in the 2007 season. We addressed various environmental issues, environmental best practices management strategy, sustainable development philosophy and its policy of First Nations community outreach and development in the Sahtu Region. We continue to maintain strong relations and a solid working relationship with the Deline Land Corp. and the people of Deline Sahtu-Dene First Nations. We place the long term relationship and well-being of the Community of Deline, as the cornerstone to a successful working relationship and a corporate priority, governing its long-term principles with regard to the responsible sustainable development in the Sahtu Region.

7.   Longtom Property, Northwest Territories

We hold a 50% undivided interest subject to a 2% NSR, totalling 361.38 ha (892.61 acres), in the Longtom Property (the “Longtom Property”) located about 350 km northwest of Yellowknife, NT. The Longtom Property is registered 100% in the name of the Company and we are the operator of the Longtom Property (figure 14).

We have the right to acquire the remaining 50% interest in the Longtom Property (the “Longtom Option”) for $315,000 payable either in cash or 50% ($157,500) in cash and 50% in common shares of the Company. The deemed price of our shares issued on the exercise of the Longtom Option would be the average TSX Venture Exchange closing market price of its common shares on the five trading days immediately preceding and the five trading days immediately following the date that the option is exercised. We are compelled to exercise the Longtom Option: 1) within 90 days from the date it has incurred $5,000,000 in exploration expenditures on the Longtom Property; or 2) at the date we advise the optionor in writing that it will complete the Longtom Option to purchase the remaining 50% interest in the Longtom Property.

We have the right to enter into joint venture or option agreements related to the Longtom Property with third parties prior to the exercise of the Longtom Option.

In 2003, we entered into a Letter of Intent (the “Letter of Intent”) with Fronteer Development Group Inc. (“Fronteer”). On 26 October 2006, Fronteer earned its 75% interest in the Longtom Property by paying the Company $15,000 cash (received) and spending an aggregate of $500,000 (incurred) on exploration expenditures over three years.

The Longtom Property is located 50 km southeast of Great Bear Lake, NT.

The Longtom property is located within the Bear Geological Province, bounded by the Coronation Geo-syncline to the East and the Great Bear Magmatic Zone to the West. All known mineral deposits and showings occur along NS and NE fault zones and northwest fold axial planes. These features are related to the Wopmay Deformation Zone, which was reactivated during an east-west shortening event, resulting in NS folding and the development of pervasive NE striking strike slip faults. The development of these faults undoubtedly played a role in the development of IOCG style mineralization in the Bear Province.

The rocks of the main Longtom claim area have been divided into seven lithological units. Volcanic and sedimentary units dip moderately to steeply to the south in the area of the Damp prospect and gently to the north northeast in the Devil’s Lake area. All units except the later diabase dykes are affected by northeast trending faults and fractures.

A summary of our Damp mineral lease claim can be found below:

Claim Name	Tag Number	Size (ha)
DAMP	ML3759	361.38

Figure 14

465000
470000
475000
N
W
E
S
7230000
7225000
7220000
7215000
ML3759
Damp Claim Lease
Longtom Lake
Zebulon Lake
0
2,000
4,000
Meters
465000
ALBERTA STAR DEVELOPMENT CORP
Project Map
Longtom Claim Map
As Shown
14
Feb. 2008
TERRACAD LTD.
1.0 NAD 83 Z 11

Our expenditures related to the Longtom Property are summarized as follows:

	Cumulative
	amounts from		For the year
	inception to 30	For the year	ended 30	For the year
	November	ended 30	November	ended 30
	2007	November 2007	2006	November 2005
	$	$	$	$

Exploration operating expenses
Assaying and geochemical	335	-	-	335
Camp costs and field supplies	147,024	-	-	-
Claim maintenance and permitting	1,786	893	893	-
Drilling	210,057	-	-	-
Geology and engineering	418,998	-	-	2,194
Transportation and fuel	322,529	-	-	12
Wages, consulting and management
fees	190,273	-	-	10,359

	1,291,002	893	893	12,900

Recovery of mineral property costs	(52,497)	-	(4,000)	(3,000)

Sales of mineral property interests	(55,000)	-	-	-

Write-off of mineral properties and
related costs (Note 2)	220,552	-	-	-

	1,404,057	893	(3,107)	9,900

Most previous work on the property was concentrated on the Damp Zone, a relatively small area near its north end. The mineralization occurs in a specular hematite-magnetite breccia, similar to that seen at the 2.6 billion tonne Olympic Dam iron oxide, copper and gold (IOCG) deposit in South Australia and other major IOCG producers: Ernest Henry in Australia and Candelaria in Chile. Shallow holes have been drilled at the Damp Zone in 1988 (16 holes by CEGB totalling 1200m) and 1997 (4 holes by Mongolia Gold Resources totalling 944). Appreciable copper, gold, cobalt, silver, uranium bismuth and nickel were obtained over considerable widths in a zone of albite and hematite-magnetite alteration in volcanic flows. The Damp Zone is near the north end of a strong magnetic anomaly.

In 2003, we carried out semi-regional gravity and IP surveys and followed this up with a diamond drill program. A 12-hole (2634 m) drill program was carried out to test anomalies arising from the magnetic, gravity and IP surveys. This drill program intersected IOCG-style mineralization and anomalous copper values. The strongest combined magnetic-gravity-chargeability anomalies on the property remain untested

During July and early August 2004, a nine-hole NQ diamond drilling program was completed on the Longtom Property. A total of 2132 metres were drilled over the course of the program. Drilling was designed to target Iron-Oxide-Copper gold style mineralization. In January 2005, a five day reconnaissance program was carried out in order to re-examine drill core from historic operations.

In 2006, we elected to abandon nine claims on the Longtom Property as it did not intend to do any further work.

No work is planned by the Company for 2008.

Longtom Property (Target 1), Northwest Territories

During the year ended 30 November 2003, we acquired a 50% interest in a 721.42 ha (1,781.90 acres) mineral property located in the Longtom Lake area of the Northwest Territories for cash proceeds of $15,000 and 200,000 common shares of the Company valued at $56,000 (figure 15).

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

A summary of our claim can be found below:

Claim Name	Tag Number	Acreage
TARGET 1	F71013	1,781.90

Total expenditures related to the Longtom Property (Target 1) can be summarized as follows:

	Cumulative
	amounts from		For the year
	inception to 30	For the year	ended 30	For the year
	November	ended 30	November	ended 30
	2007	November 2007	2006	November 2005
	$	$	$	$

Exploration operating expenses
Geology and engineering	2,103	-	-	2,103
Wages, consulting and management
fees	21,648	-	-	9,468

	23,751	-	-	11,571

Acquisition of mineral property
interests	71,000	-	-	-

Recovery of mineral property costs	(3,530)	-	-	(3,530)

	91,221	-	-	8,041

The potential of the Target 1 claim is based upon our exploration results of the Longtom Property.

No work is planned by the Company for 2008.

Figure 15

465000
470000
475000
7235000
7230000
7225000
7220000
N
S
E
W
TARGET 1
(F71013)
Longtom Lake
Zebulon Lake
0
2,000
4,000
Meters
465000
ALBERTA STAR DEVELOPMENT CORP
Project Map
Title:
Target 1 Claim Map
Scale:
As Shown
Design:
Figure:
15
Date:
Feb, 2008
Drawing:
TERRACAD LTD.
Rev:
1.0 NAD 83 Z 11

8.   MacInnis Lake Property, Northwest Territories

During the year ended November 30, 2005, we acquired a 100% interest, subject to a 2% NSR, in twelve mineral claims (the “MacInnis Lake Uranium Claims”) and three additional mineral claims (the “Kult Claims”) located approximately 275 km southeast of Yellowknife, NT, collectively known as the MacInnis Lake Uranium Project. The acquisition was completed for cash proceeds of $100,000 (paid) and 650,000 common shares (issued and valued at $158,000) of the Company. The MacInnis Lake Uranium Project now consists of fifteen mineral claims totalling 10,596.35 ha (26,172.98 acres) (figure 16).

We entered into an option agreement dated April 1, 2005, as amended April 11, 2006 with Max Resource Corp. (“Max Resource”), whereby Max Resource can earn an interest, subject to a 2% NSR, in the MacInnis Lake Uranium Project. The terms of the option agreement calls for Max Resource to make payments as follows:

i.	cash payments totalling $30,000 (received);
ii.	the issuance of 200,000 common shares of Max Resource (received and sold for proceeds of $198,466);
iii.	work commitments totalling $2,000,000 over a five year period ($750,000 on or before 1 October 2008 ($422,480 incurred); $250,000 on or before 1 April 2009; $750,000 on or before 1 October 2009 and $250,000 on or before 1 April 2010.

The terms of the option agreement call for Max Resource to earn a 25% interest in the MacInnis Lake Property upon making the payments in i. and ii. above together with the first $1,000,000 in work commitments. Max Resource may earn a further 25% interest when it completes the $2,000,000 in work commitments. Upon full exercise of the option, the parties agree to enter into a joint venture agreement. The Company is the operator of the project for the term of the option agreement.

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
		10,596.35

Figure 16

540000 mE
544000 mE
548000 mE
6808000 mN
6804000 mN
6800000 mN
6796000 mN
Taltson River
RGnM
INN 2
INN 3
INN 4
INN 5
INN 6
INN 7
INN 8
INN 9
INN 10
INN 11
INN 12
KULT 2
KULT 3
KULT 4
KULT 5
Trench E
Trench D
Trench A, B
Trench C
Taltson 8771
BRAGON
ACE
ISLAND
WELCH
DUSSEAULT
NTh
NTa
NTr
NHj
My
MacInnis Lake
Maurice 6
KULT 49
Maurice 3
MacInnis 2892
MacInnis 2601
COLE
COLE W
KULT 82
Maurice 2
MOFFAT
MacInnis 1523
MacInnis 1530
Maurice 12
MacInnis 2111
Maurice 14
MacInnis 2110
KULT
D, Cb
Anomaly 23
PYRAMID
0 0.5 1
kilometers
LEGEND
Rae Province
Mineral Showings
Deposit Type
Development Stage
SYMBOLS
ALBERTA STAR DEVELOPMENT CORP.
MacInnis Lake Project
MacInnis Lake Property Map
&
Local Geology
LOCATION: MacInnis Lake - NWT
FIGURE: 16

Our expenditures related to the MacInnis Lake Property can be summarized as follows:

	Cumulative
	amounts from		For the year
	inception to 30	For the year	ended 30	For the year
	November	ended 30	November	ended 30
	2007	November 2007	2006	November 2005
	$	$	$	$

Operating expenses
Claim maintenance and permitting	2,670	2,670	-	-
Geology and engineering	13,008	832	1,731	10,445
Surveying	323,117	110,092	-	213,025
Transportation and fuel	8,734	-	-	8,734
Wages, consulting and management
fees	74,951	3,925	1,500	69,526

	422,480	117,519	3,231	301,730

Acquisition of mineral property
interests	258,000	-	-	258,000

Recovery of mineral property costs	(480,540)	(130,792)	(15,000)	(334,748)

	199,940	(13,273)	(11,769)	224,982

We have not conducted exploration activities during the period on this property pending the resolution of permit issues in this region.

During the year ended November 30, 2007, the Company completed a High Resolution Aeromagnetic Gradiometer-Radiometric Survey. The Survey consisted of 2,093 line-kilometers at 100 meter line spacings and was flown by Fugro Airborne Surveys. The Company believes that the Survey will provide valuable information which will further enhance uranium exploration capabilities by clearly showing high definition conductive uranium targets at the MacInnis Lake Uranium Project, NT.

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

The company intends to combine results from the Survey with archived historical drill results to assist the Company in its exploration drill targets to be scheduled for the summer of 2008. Drilling will be subject to receiving the required regulatory permitting.

The Company has recently completed all of the required assessment work and filings for the MacInnis Lake Uranium Project with the Mine Recorder’s office in Yellowknife, NT.

ITEM 4A - Unresolved Staff Comments

This item is not applicable as we are not an accelerated filer or a large accelerated filer or a well-seasoned issuer.

ITEM 5 - Operating and Financial Review and Prospects

Our company is engaged in the acquisition, exploration and development of resource properties. As we are currently in the exploration stage, we have had no operating revenue during the years ended November 30, 2007, 2006 and 2005. As of November 30, 2007, we have conducted exploration work on several properties located in the Northwest Territories, Canada.

This discussion and analysis of the operating results and financial position of our company for the three years ended November 30, 2007, 2006 and 2005 should be read in conjunction with the financial statements and the related notes included in Item 17.

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

A.   Operating Results

Year ended November 30, 2007 compared to year ended November 30, 2006

We incurred a net loss of $14,870,688 under United States GAAP for the fiscal year ended November 30, 2007 as compared to a loss of $13,022,169 for fiscal 2006. The increase in our net loss in the 2007 fiscal year over 2006 can be attributed to the acceleration of our exploration costs, relating to our mineral property interests in the Northwest Territories, and in particular, to our Contact Lake Mineral Claims and Eldorado/Port Radium – Glacier Lake Mineral Claims, on which we spent a total of $5,968,067 and $5,524,766 respectively. This increase was partially offset by an increase in future income tax recovery to $7,123,638 from the $1,429,960 recorded during fiscal 2006, an increase in interest income during fiscal 2007 to $1,279,560 from the $802,010 earned during the prior fiscal period and a decrease in stock-based compensation, a non-cash expense, to $1,970,027 from the $3,237,869 incurred during fiscal 2006.

This increase in development activities incurred a corresponding increase in general and administration expenses for the year ended November 30, 2007 of $288,740; a total of $4,691,433 was spent in fiscal year 2007, as compared to $4,402,693 in the comparable period of 2006. There were notable increases in the areas of advertising and promotion expenses (2007 - $475,043, 2006 - $247,563), filing and financing fees (2007 - $136,896, 2006 - $93,387), Part XII.6 tax (2007 - $556,200, 2006 - $Nil), legal and accounting expenses (2007 - $314,683, 2006 - $178,794) and salaries and benefits (2007 – $397,982, 2006 - $Nil)

Year ended November 30, 2006 compared to year ended November 30, 2005

We incurred a net loss of $13,060,169 under United States GAAP for the fiscal year ended November 30, 2006 as compared to a loss of $2,832,810 for fiscal 2005. The increase in our net loss in the 2006 fiscal year over 2005 can be attributed to the acceleration of our exploration costs, relating to our mineral property interests in the Northwest Territories, and in particular, to our Contact Lake Mineral Claims and Eldorado/Port Radium – Glacier Lake Mineral Claims, on which we spent a total of $8,359,925 and $844,582 respectively.

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

B. Liquidity and Capital Resources

General

Since our incorporation, we have financed our operations almost exclusively through the sale of our common shares to investors. As we are a mining exploration and development company with no producing resource properties, we do not generate operating income or cash flow from our business operations. Until a significant body of ore is found, our working capital requirements are not significant, and we expect to continue to finance operations through the sale of equity in fiscal 2008. There is no guarantee that we will be successful in arranging financing on acceptable terms.

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

The Company currently has no operating revenues other than interest income and proceeds from the sale of available for sale investments. The Company relies primarily on equity financing as well as the exercise of warrants to fund its exploration and administrative costs.

The Company’s cash resources are invested in R1-High bankers acceptance notes on deposit with an AAA rated Canadian Banking Institution. None of the Company’s funds are exposed to repayment risks associated with short term commercial paper or asset-backed commercial paper. These securities comply with the Company’s strict investment criteria and policy of utilizing only R1-High investment guaranteed instruments that are paid promptly on maturity.

As at November 30, 2007, the Company had cash and cash equivalents on its balance sheet of $23,151,345 and working capital of $22,201,966 as compared to $30,149,153 of cash and cash equivalents and working capital of $30,224,674 at November 30, 2006. The reduction in cash and cash equivalents and working capital of $6,997,808 and $8,022,708, respectively, is in part due to the receipt of $5,503,706 from the exercise of 8,284,844 stock options and warrants offset by $369,574 from net investing activities and by cash used in operations of $12,124,440.

Subsequent to the reporting period, the Company received $Nil from the exercise of warrants and agent compensation warrants. As at April 4, 2008, the Company has cash and cash equivalents of approximately $21,000,000 on its balance sheet. The Company believes that this is sufficient to fund its currently planned exploration and administrative budget through the balance of fiscal 2008.

We do not have any loans outstanding at this time.

Financing Activities

A summary of the components of the funds raised in 2007 and the two prior years is as follows:

	2007	2006	2005
	$	$	$
Issuance of common shares	-	-	3,460,875
Issuance of flow-through shares	-	16,556,290	2,936,950
Issuance of Warrants	-	5,740,710	4,102,176
Warrants exercised	5,183,706	6,467,056	1,361,462
Options exercised	320,000	520,000	355,149
Share issuance costs	-	(1,218,894)	(341,022)
	5,503,706	28,065,162	11,875,590

The particulars of all capital raising transactions for the last two years are detailed below. Proceeds of these financings have been used for exploration and for development expenditures (only when and if warranted) in connection with our mineral projects, for working capital and for acquisition of additional projects.

1.	During the year ended November 30, 2007, we issued 1,844,450 common shares valued at a price of $0.75 per share upon the exercise of previously outstanding share purchase warrants. As at November 30, 2007, no share purchase warrants in this series remain outstanding.

2.	During the year ended November 30, 2007, we issued 5,771,250 common shares valued at a price of $0.65 per share upon the exercise of previously outstanding share purchase warrants. As at November 30, 2007, a total of 500,000 share purchase warrants expired. As at November 30, 2007, no share purchase warrants in this series remain outstanding.

3.	During the year ended November 30, 2007, we issued 9,336 common shares valued at a price of $0.45 per share upon the exercise of previously outstanding agent compensation warrants. As at November 30, 2007, no agent compensation warrants in this series remain outstanding.

4.	During the year ended November 30, 2007, we issued 59,808 common shares valued at a price of $0.75 per share upon the exercise of previously outstanding agent compensation warrants. During the year ended November 30, 2007, a total of 4,668 agent compensation warrants were issued and 2,002 agent compensation warrants expired. As at November 30, 2007, no agent compensation warrants in this series remain outstanding.

5.	During the year ended November 30, 2007, a total of 2,750,000 share purchase warrants valued at a price of $2.10 per share expired. As at November 30, 2007, no share purchase warrants in this series remain outstanding.

6.	During the year ended November 30, 2007, a total of 100,112 agent compensation warrants valued at a price of $2.10 per share expired. As at November 30, 2007, no agent compensation warrants in this series remain outstanding.

7.	During the year ended November 30, 2007, a total of 435,680 agent compensation warrants valued at a price of $2.15 per share expired. As at November 30, 2007, no agent compensation warrants in this series remain outstanding.

8.	During the year ended November 30, 2007, we issued 100,000 common shares valued at a price of $0.20 per share upon the exercise of previously outstanding stock options. As at November 30, 2007, 200,000 stock options in this series remain outstanding.

9.	During the year ended November 30, 2007, we issued 500,000 common shares valued at a price of $0.60 per share upon the exercise of previously outstanding stock options. As at November 30, 2007, 2,400,000 stock options in this series remain outstanding.

10.	During the year ended November 30, 2007, 55,000 stock options with an exercise price of $0.15 per share expired. As at November 30, 2007, no stock options in this series remain outstanding.

11.	On November 7, 2007, the Company entered into an Amending Agreement with the holders of 3,250,000 existing options amending the exercise price from $1.57 to $0.85 per share and the expiry date from September 27, 2008 to November 7, 2010. The stock-based compensation expense related to this repricing of 3,250,000 stock options was $1,119,365.

12.	On April 25, 2006, we issued 5,500,000 units at a price of $1.85 per unit. Each unit consists of one common share and one half-share purchase warrant. Each share purchase entitles the holder to purchase an additional common share at a price of $2.10 up to October 25, 2007. At November 30, 2006, all of the related share purchase warrants remained outstanding. All of these common shares were issued as flow-through shares under the Income Tax Act (Canada) and were not yet renounced to the investors at November 30, 2006.

13.	On October 18, 2006, we issued 6,380,000 units at a price of $1.90 per unit. Each unit consist of one common share and one half-share purchase warrant. Each share purchase entitles the holder to purchase an additional common share at a price of $2.15 up to April 17, 2008. At November 30, 2006, all of the related share purchase warrants remained outstanding. All of these common shares were issued as flow-through shares under the Income tax Act (Canada) and were not yet renounced to the investors at November 30, 2006.

14.	During the year ended November 30, 2006, we issued 227,500 common shares valued at a price of $0.55 per share upon the exercise of previously outstanding share purchase warrants. As at November 30 2006, no share purchase warrants in this series remained outstanding.

15.	During the year ended November 30, 2006, we issued 683,500 common shares valued at a price of $0.40 per share upon the exercise of previously outstanding share purchase warrants. During the year ended November 30, 2006, a total of 100,000 share purchase warrants expired. As at November 30, 2006, no share purchase warrants in this series remained outstanding.

16.	During the year ended November 30, 2006, we issued 1,853,000 common shares valued at a price of $0.40 per share upon the exercise of previously outstanding share purchase warrants. As at November 30, 2006, no share purchase warrants in this series remained outstanding.

17.	During the year ended November 30, 2006, we issued 3,155,550 common shares valued at a price of $0.75 per share upon the exercise of previously outstanding share purchase warrants. As at November 30, 2006, 1,844,450 share purchase warrants in this series remained outstanding.

18.	During the year ended November 30, 2006, we issued 1,228,750 common shares valued at a price of $0.65 per share upon the exercise of previously outstanding share purchase warrants. As at November 30, 2006, 6,271,250 share purchase warrants in this series remain outstanding.

19.	During the year ended November 30, 2006, we issued 21,581 common shares valued at a price of $0.40 per share upon the exercise of previously outstanding agent compensation warrants. As at November 30, 2006, no agent compensation warrants in this series remained outstanding.

20.	During the year ended November 30, 2006, we issued 51,622 common shares valued at a price of $0.40 per share upon the exercise of previously outstanding agent compensation warrants. As at November 30, 2006, no agent compensation warrants in this series remained outstanding.

21.	During the year ended November 30, 2006, we issued 200,468 common shares valued at a price of $0.36 per share upon the exercise of previously outstanding agent compensation warrants. As at November 30, 2006, no agent compensation warrants in this series remained outstanding.

22.	During the year ended November 30, 2006, we issued 106,396 common shares valued at a price of $0.36 per share upon the exercise of previously outstanding agent compensation warrants. As at November 30, 2006, no agent compensation warrants in this series remained outstanding.

23.	During the year ended November 30, 2006, we issued 656,787 common shares valued at a price of $0.65 per share upon the exercise of previously outstanding agent compensation warrants. As at November 30, 2006, no agent compensation warrants in this series remained outstanding.

24.	During the year ended November 30, 2006, we issued 1,985,664 units valued at a price of $0.45 per unit upon the exercise of previously outstanding agent compensation warrants. Each unit consists of one common share and one half purchase warrant (the “Additional Share Purchase Warrant”). Each whole Additional Share Purchase Warrant can be used to purchase an additional common share of the Company of $0.75 up to September 20, 2007. As at November 30, 2006, 9,336 agent compensation warrants in this series remained outstanding.

25.	During the year ended November 30, 2006, we issued 935,691 common shares valued at a price of $0.75 per share upon the exercise of previously outstanding agent compensation warrants. As at November 30, 2006, 57,142 agent compensation warrants in this series remained outstanding.

26.	During the year ended November 30, 2006, we issued 1,550,000 common shares valued at a price of $0.20 per share upon the exercise of previously outstanding stock options. As at November 30, 2006, 300,000 stock options in this series remained outstanding.

27.	During the year ended November 30, 2006, we issued 350,000 common shares valued at a price of $0.60 per share upon the exercise of previously outstanding stock options. As at November 30, 2006, 2,900,000 stock options in this series remained outstanding.

28.	On 5 December 2005, the Company issued 250,000 common shares valued at a price of $0.73 per share for the acquisition of mineral property interests.

29.	On April 25, 2006 we issued 200,225 units at a price of $1.85 per unit. Each unit consists of one common share and one half-purchase warrant. Each whole-share purchase warrant entitles the holder to purchase an additional common share at a price of $2.10 up to October 25, 2007. These units were issued for payment for services rendered by a private placement agent. As at November 30, 2006, all of the related share purchase warrants in this series remained outstanding.

30.	On April 25, 2006, we issued 435,680 share purchase warrants. Each share purchase warrant entitles the holder to purchase an additional common share at a price of $2.15 up to October 25, 2007. These share purchase warrants were issued as consideration for payment for services rendered by a private placement agent. As at November 30, 2006, all of the related share purchase warrants in this series remained outstanding.

31.	On October 18, 2006, we issued 508,296 share purchase warrants. Each share purchase warrant entitles the holder to purchase an additional common share at a price of $2.20 up to April 17, 2008. These share purchase warrants were issued as consideration for payment for services rendered by a private placement agent. As at November 30, 2006, all of the related share purchase warrants in this series remained outstanding.

32.	During the year ended November 30, 2006, a total of 10,000 previously outstanding stock options expired.

33.	On 27 January 2006, the Company issued 3,250,000 stock options. Each stock option entitles the holder to purchase a common share at a price of $0.60 up to 27 January 2009.

34.	On 27 September 2006, the Company issued 3,250,000 stock options. Each stock option entitles the holder to purchase a common share at a price of $1.57 up to 27 January 2008. As at 30 November 2006, all of the related stock options in this series remain outstanding.

Financial Instruments

All financial instruments we use are predominantly denominated in Canadian dollars. We do not engage in any hedging operations with respect to currency or in-situ minerals. Funds which are currently in excess of our current expenditures are invested in low risk, highly liquid investments with original maturations of three months or less.

Capital Expenditure Commitments

At November 30, 2007, we were not party to any capital expenditure commitments, though we do anticipate expenses to subcontractors over the eight-month period from April to October, 2008 of over $2.35 million, in relation to drilling fees and further exploration costs.

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

In the year ended November 30, 2007, we were not party to any contractually obligated payments.

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

ITEM 6 - Directors, Senior Management and Employees

A. Directors and Senior Management

Directors

		Date of First Election or
Name of Director	Age	Appointment
Tim Coupland	49	September 14, 2000
Michael Bogin	62	September 14, 2000
Tracy A. Moore	54	September 2, 2005
Robert Hall	30	September 27, 2006
Stuart Rogers	51	March 1, 2007

Executive Officers and Management

Name of Officer	Age	Office
Tim Coupland	49	President, Chief Executive Officer
Ann-Marie Cederholm	32	Chief Financial Officer and Corporate Secretary
Robert Hall	30	Manager of Field Operations

The following describes the business experience of our directors and executive officers, including other directorships held in reporting companies:

Tim Coupland, President and Chief Executive Officer

Mr. Coupland has acted as our President, Chief Executive Officer and director since September 14, 2000. Mr. Coupland has held numerous officer and directorship positions with TSX-V listed companies and OTCBB listed junior mining companies. Since 1996, he has acted as President, Secretary and sole director of T8X Capital Ltd., a private British Columbia company involved in public company structuring and reorganization, preparing business plans, sourcing public and private financing and completing due diligence reviews of companies. Since January 21, 2004, Mr. Coupland has acted as President, Chief Executive Officer and director of Dynamic Gold Corp. (OTCBB-DYGO) which is a reporting issuer in the Unites States. He also acted as director of Anglo-Sierra Resources Corp., a non-reporting junior resource company whose shares were quoted on the OTCBB. Mr. Coupland was appointed director of Max Resource Corp. (TSX-V-MXR) (OTCBB-MXROF) on September 5, 2006. Mr. Coupland has over 20 years of business experience with both public and private companies and has been successfully involved in raising both debt and equity financings of over $62 million dollars. He brings expertise in raising equity capital and then assembling highly seasoned teams of professionals, consultants, financial consultants and mineral exploration advisors who have proven track records in financing, negotiation and promotion required to secure and develop successful mineral exploration projects. Mr. Coupland brings a wealth of technical and financial experience as well as long-term business relationships with many First Nations and Métis groups operating in Canada’s Northwest Territories. Mr. Coupland has a Bachelor’s degree in Geography from Simon Fraser University.

Ann-Marie Cederholm, Chief Financial Officer and Corporate Secretary

Ms. Cederholm has acted as our Chief Financial Officer since August 14, 2007 and Corporate Secretary since October 19, 2005. Ms. Cederholm has been the Chief Financial Officer and director for Dynamic Gold Corp. (OTCBB-DYGO) since April 26, 2007. Ms. Cederholm graduated from the University of British Columbia with a Bachelor’s degree in Education in 2006. She also received a Bachelor’s degree in Commerce from Royal Roads University in 1997. In 2003, she was admitted as a member of the Certified General Accountants of British Columbia in 2003. Ms. Cederholm has a combined ten years of work experience in public practice and industry with a variety of private and public companies.

Robert Hall, Director

Mr. Hall has acted as Vice President of Field Operations and director for the Company since September 27, 2006. Mr. Hall holds a Bachelor’s degree in Education from the University of British Columbia. Since April 25, 2007, Mr. Hall has also acted as a director for Dynamic Gold Corp. (OTCBB-DYGO). Mr. Hall has over 14 years of industry experience, nine of which were in a senior management capacity, with the Keg Steakhouse Restaurants of Canada. His accomplishments as a senior manager included receiving the “Top Keg Restaurant Franchise Award” for all of Canada in 2005. Mr. Hall was the recipient of “The Franchise of the Year” award exemplifying excellence in all fields including sales, teamwork, leadership, human resources management, administration, financial analysis and the ability to follow the Keg Restaurants rigorous high standards of excellence.

Michael Bogin, Director

Mr. Bogin has acted as a director for the Company since September 14, 2000 and as the Company’s Chief Financial Officer from October 1, 2003 to August 13, 2007. Mr. Bogin has over 25 years of diversified experience in asset-based lending and raisings financings related to accounts receivable, inventory, equipment and real estate assets, trade financing, special purpose capital, mezzanine and equity transactions. Since November 2003, he has owned and operated North Brooklyn Capital, an investment banking entity in Toronto, which provides a range of financial solutions and consulting services for commercial enterprises and entrepreneurs in the public and private sectors, covering a variety of business segments. From September 2002 to November 2003, he acted as vice president of asset based lending and factoring for Kingsdale Capital Corporation. From August 2000 to June 2002, he was employed as the business development manager for TCE Capital Corporation, a financing company based in Toronto, Ontario. Prior to this, Mr. Bogin acted as senior manager of Laurentian Bank of Canada (January 2000 to May 2000), vice president of originations for G.E. Capital Canada (August 1998 to January 2000) and vice president of Accord Business Credit Inc. (February 1995 to August 1998).

Tracy A. Moore, Director

Mr. Moore has acted as director for the Company since September 2, 2005. Mr. Moore is the president of MCSI Consulting Group of Vancouver, Canada, a financial consulting firm that specializes in corporate finance matters, strategic planning and business planning services. Mr. Moore founded MCSI in 1990 and is responsible for overall client contact and relations, project management, planning, and quality control. As part of his consulting practice he serves on boards of directors and advises boards on corporate finance matters, business planning issues, mergers, acquisitions and divestitures. In addition, he has served as Chief Financial Officer from December 5, 2005 until January 31, 2007 and as Chief Operating Officer from June 2005 to December 2005 of Mexoro Minerals Ltd (OTCBB-MXOM). Mr, Moore still continues as Secretary and director of Mexoro Minerals. From January 2003 through February 2004, Mr. Moore served as a director of Buffalo Gold Ltd. (TSX-V-BUF), which engages in mineral exploration. From August 2002 to February 2004, he was the Chief Financial Officer of SHEP Technologies Inc. (OTCBB) and was also a director of that company from August 2002 to November 2004. SHEP Technologies, Inc. designs a stored hydraulic energy propulsion technology system for transportation applications. From September 2000 to October 2002, Mr. Moore was a director of Illusion Systems, Inc. (TSX-V), an entertainment company specializing in developing interactive simulation and multi-media products for the entertainment and education industries. From October 2000 to May 2002, he was a director of Avance Venture Corp. (TSX-V), which considered capital investment in e-business, communication, and entertainment related technologies. Since January 2006, Mr Moore has served as a director and the Chief Financial Officer of New Legend Group Limited (TSX-V), a company incorporated in Bermuda, which is seeking to identify and acquire a business in China. Mr. Moore received a Bachelor of Commerce in accounting and management information systems from the University of British Columbia in May 1976 and was admitted as a member of the Institute of Chartered Accountants in British Columbia in 1979.

Stuart Rogers, Director

Mr. Rogers has acted as director for the Company since March 1, 2007. Mr. Rogers has been involved in the venture capital community since 1987. He is currently the President of West Oak Capital Group, Inc., a privately held investment banking firm specializing in the early stage finance of technology projects through the junior capital markets in Canada and the United States, and has served as a director of client companies listed on the TSX Venture Exchange, the Toronto Exchange, NASDAQ Small Capital Market and NASD OTC Bulletin Board. Currently, Mr. Rogers acts as a director or officer of the following companies which are reporting issuers in Canada: MAX Resource Corp., Consolidated Global Cable Systems, Inc., Mexivada Mining Corp., Prophecy Resource Corp. and IGC Resource Corp.

Family Relationships

There are no familial or marital relationships that exist amongst our officers and directors.

Arrangements

There are no arrangements or understandings between any of our directors or executive officers, and with our major shareholders, customers, suppliers or others, pursuant to which they were selected to be a director or executive officers.

B. Compensation

We are required, under applicable securities legislation in Canada, to disclose to our shareholders details of compensation paid to our directors and members of our administrative, supervisory or management bodies. The following fairly reflects all material information regarding compensation paid to our directors and members of our administrative, supervisory or management bodies in our fiscal year ended November 30, 2007.

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

2007 Summary Compensation Table

NAME AND PRINCIPAL POSITION	ANNUAL COMPENSATION				LONG-TERM COMPENSATION
			Other Annual					LTIP
	Salary	Bonus	Compensation		Awards			payouts	Other
					Restricted	Options/
					Stocks	SARs(1)
Tim Coupland
President, Chief Executive Officer and
Director	$183,333	$100,000	$17,500	(2)	Nil	1,500,000	(3)	Nil	Nil
Ann-Marie Cederholm
Chief Financial Officer and Corporate
Secretary	$75,500	$2,500	$4,025	(4)		50,000	(3)	Nil	Nil
Robert Hall
Vice President of Field Operations and
Director	$60,500	$5,000	$9,000	(5)	Nil	150,000	(3)	Nil	Nil
Michael Bogin
Director	Nil	$5,000	$11,000	(6)	Nil	50,000	(3)	Nil	Nil
Tracy A. Moore
Director	Nil	$5,000	$12,000	(6)	Nil	125,000	(3)	Nil	Nil
Stuart Rogers
Director	Nil	Nil	$9,000	(6)	Nil	150,000	(3)	Nil	Nil

Notes:

(1)	“Securities Under Options/SARs Granted” are grants made under the stock option plan of the Corporation. “SAR” means stock appreciation rights.

(2)	Fee paid to a company controlled by Mr. Coupland for management services. On 1 January 2007 Mr. Coupland became an employee of the Company and the corresponding salaries and benefits are included in salaries and benefits expense.

(3)	On 7 November 2007, the Company entered into an Amending Agreement with the holders of 3,250,000 existing options amending the exercise price from $1.57 to $0.85 per share and the expiry date from 27 September 2008 to 7 November 2010.

(4)	Fee paid to a proprietorship controlled by Ms. Cederholm for accounting services. On 1 January 2007 Ms. Cederholm became an employee of the Company and the corresponding salaries and benefits are included in salaries and benefits expense.

(5)	Fee paid to a company controlled by Mr. Hall for consulting services. On 1 January 2007 Mr. Hall became an employee of the Company and the corresponding salaries and benefits are included in salaries and benefits expense.

(6)	These amounts are accrued directors fees paid to entities controlled by the named director.

In accordance with our stock option plan, summarized below, we award the above members of the board of directors with the annual compensation, in the form of employee incentive stock options, as is set forth beside their names. Each option is exercisable from $0.60 to $0.85 per common share, exercisable for a maximum period of up to five years, excepting those terms, found below.

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

The following is a summary of the terms of the stock option plan and is qualified in its entirety by the full text of the stock option plan which is available for review at our offices:

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

See Item 6.E. – “Share Ownership of Director and Officers” for table setting out the stock options currently outstanding to our directors and officers.

Pension or Retirement Benefits

We do not have a pension, retirement fund or similar benefits plan or other arrangement for non-cash compensation to our directors or senior officers, with the exception of incentive stock options.

C.   Board Practices

General

For a discussion of the Company’s directors’ term in office, please see Item 6.A.

The directors hold office until the next annual general meeting of the shareholders, at which time they may stand for re-election. We are required to hold an annual general meeting once in every calendar year and not longer than fifteen months from the last annual general meeting.

Service Contracts

There are no director service contracts.

Committees

Our Board of Directors has one committee, an audit committee. We do not have a compensation or remuneration committee.

Our audit committee is comprised of Tim Coupland, Michael Bogin, Tracy A. Moore, Robert Hall and Stuart Rogers. The audit committee performs the following functions, among others:

  Directly appoints, retains and compensates our independent auditor and pre-approves all auditing and non- auditing services of the independent auditor;

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

In order to act in a forward-thinking manner, our board of directors intends to elect in 2008 a compensation committee, whose members will include members of the audit committee, to complete the following functions, among others:

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

At the end of the fiscal year ended November 30, 2007, the Company had four employees consisting of the Chief Executive Officer, Chief Financial Officer, Director of Field Operations and an office assistant. All employees were located in British Columbia. We hire contractors on an as-needed basis for geological services and other trades and when required, we have retained geological and other consultants to conduct work programs on our mineral property interests.

For each of the years ended November 30, 2006 and 2005, our Company did not hire or use the services of employees. We had two contractors who provided their services on a part-time basis for corporate secretarial services and controllership responsibilities. Our President received compensation through a consulting agreement with a company that he controls. All were classified as independent contractors but the individuals became employees of the Company in 2007.

D. Share Ownership

Our directors and officers beneficially own the following shares as of the date of this annual report:

Common Shares

	Number of Common Shares	Percentage of Outstanding
Director or Officer	Owned(1)(%)	(1)(2)
Tim Coupland(3)	6,561,454	6.28
Michael Bogin(4)	57,600	0.06
Tracy A. Moore(5)	309,300	0.30
Stuart Rogers(6)	170,000	0.16
Robert Hall(7)	192,000	0.18
Ann-Marie Cederholm(8)	66,500	0.06

Notes:

(1)	Shares of common stock subject to options or warrants currently exercisable, or exercisable within 60 days of April 4, 2008, are deemed outstanding for purposes of computing the percentage ownership of the person holding such option or warrants, but are not deemed outstanding for purposes of computing the percentage ownership of any other person.

(2)	Percentages are based on 104,536,561 shares of common stock issued and outstanding as of April 4, 2008 unless otherwise noted.

(3)	Includes 3,550,000 common shares Tim Coupland has the right to acquire pursuant to outstanding stock options and 13,150 warrants which are exercisable within 60 days of April 4, 2008. Tim Coupland holds 2,798,644 shares directly, 3,550,000 stock options and 13,150 warrants and T8X Capital Ltd., of which Tim Coupland is a 100% owner, holds 199,660 shares.

(4)	Includes 50,000 common shares Michale Bogin has the right to acquire pursuant to outstanding stock options which are exercisable within 60 days of April 4, 2008.

(5)	Includes 250,000 common shares Tracy A. Moore has the right to acquire pursuant to outstanding stock options which are exercisable within 60 days of April 4, 2008. Tracy A. Moore holds 22,500 shares and 250,000 stock options directly and MCSI

Capital Corporation, of which Tracy A. Moore is a 50% owner, holds 36,800 shares.

(6)	Includes 150,000 common shares Stuart Rogers has the right to acquire pursuant to outstanding stock options which are exercisable within 60 days of April 4, 2008.

(7)	Includes 150,000 common shares Robert Hall has the right to acquire pursuant to outstanding stock options which are exercisable within 60 days of April 4, 2008.

(8)	Includes 50,000 common shares Ann-Marie Cederholm has the right to acquire pursuant to outstanding stock options which are exercisable within 60 days of April 4, 2008.

Stock Options

The following incentive stock options are currently outstanding to our directors and officers:

Shares that may be Purchased Upon Exercise of Stock Options

	Number of	Exercise Price
Director or Officer	Common Shares	($)	Expiry Date
Tim Coupland	2,050,000	0.60	January 27, 2009
	1,500,000	0.85	November 7, 2010
Michael Bogin	50,000	0.85	November 7, 2010
Tracy A. Moore	100,000	0.20	July 7, 2008
	25,000	0.60	January 27, 2009
	125,000	0.85	November 7, 2010
Stuart Rogers	150,000	0.85	November 7, 2010
Robert Hall	150,000	0.85	November 7, 2010
Ann-Marie Cederholm	50,000	0.85	November 7, 2010

At the 2007 annual general meeting of our shareholders, held on November 7, 2007, our company’s stock option plan was proposed, and approved, and subsequently filed with the TSX-V.

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

ITEM 7 - Major Shareholders and Related Party Transactions

A. Major Shareholders

We are a publicly-held corporation, with our common shares held by residents of Canada, the United States of America and other countries. As of the date of filing this annual report, we are authorized to issued an unlimited number of common shares without par value, of which 104,536,561 common shares were issued and outstanding and unlimited number of preferred shares without par value, of which no preferred share was issued and outstanding.

As of the date of this report, there are no shareholders known to us that are beneficial owners of more than 5% of our common shares.

Changes in Ownership Percentage

The following table shows changes over the last three years in the percentage of the issued share capital for the Group held by major shareholders, either directly or by virtue of ownership of our common shares.

Identity of Person or Group(1)	2007(1)(2)	2006(1)(2)	2005(1)(2)
Goodman & Company, Investment Counsel Ltd.(3)	<5%	9.46%	10.53%
Passport Master Fund LP.	<5%	<5%	6.04%
David W. Tice & Associates, LLC	<5%	<5%	5.80%

Notes:

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to options or warrants currently exercisable, or exercisable within 60 days, are deemed outstanding for purposes of computing the percentage ownership of the person holding such option or warrants, but are not deemed outstanding for purposes of computing the percentage ownership of any other person.

(2)	Percentages are based on in: (1) 2007: 104,536,561 shares of common stock issued and outstanding as of April 4, 2008; (2) 2006: 96,901,357 shares issued and outstanding as of March 15, 2007; and 2005: 75,193,064 shares of common stock issued and outstanding as of November 14, 2006; unless otherwise noted.

(3)	Goodman & Company, Investment Counsel Ltd. disposed of 3,187,400 common shares and 1,666,650 purchase warrants, which were exercised into common shares on May 7, 2007 and has ceased being a beneficial owner.

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

Geographic Breakdown of Shareholders

The following lists the geographical distribution of shareholders at April 4, 2008:

	Number of registered
Location	shareholders	Number of shares
Canada	4,873	96,118,776
United States	19	8,126,064
Other	35	291,721
Total	4,927	104,536,561

Shares registered in intermediaries were assumed to be held by residents of the same country in which the clearing-house was located.

Change of Control

There are no arrangements for which through their operation, at a subsequent date, may result in a change in our control.

B. Related Party Transactions

During fiscal year ended November 30, 2007, the following amounts were incurred by us under related party transactions, none of which we deem material to us or the related party:

  We paid or accrued office secretarial fees of $8,500 to Tamiko Coupland, the wife of our President, Tim Coupland. On March 1, 2007 Tamiko Coupland became an employee of the Company and the corresponding salaries and benefits are included in salaries and benefits expense;

  We paid or accrued management fees of $117,500 to a company controlled by Tim Coupland. On January 1, 2007 Tim Coupland became an employee of the Company and the corresponding salaries and benefits are included in salaries and benefits expense;

  We paid or accrued director fees of $17,000 to a company controlled by Tracy A. Moore;

  We paid or accrued director fees of $16,000 to a partnership controlled by Michael Bogin;

  We paid or accrued director fees of $9,000 to Stuart Rogers;

  We paid or accrued director fees of $14,000 to a company controlled by Robert Hall. On January 1, 2007 Robert Hall became an employee of the Company and the corresponding salaries and benefits are included in salaries and benefits expense;

  We paid or accrued accounting fees of $6,525 to a proprietorship controlled by Ann-Marie Cederholm. On January 1, 2007 Ann-Marie Cederholm became an employee of the Company and the corresponding salaries and benefits are included in salaries and benefits expense; and

  We paid or accrued salaries and benefits of $397,982 to employees who are directors and/or officers of the Company.

The amounts charged to us for the services provided have been determined by negotiation among the parties, and in certain cases, are covered by signed agreements. It is the position of management that these transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

Other than disclosed herein, no director or senior officer, and no associate or affiliate of the foregoing persons, and no insider has or has had any material interest, direct or indirect, in any transactions, or in any other proposed transaction, during the year ended November 30, 2007.

C.  Interests of Experts and Counsel

Not required, as this form 20-F filing is made as an annual report.

ITEM 8 - Financial Information

A. Consolidated Statements and Other Financial Information

Financial Statements

As required, we have included the following (see Item 17), as audited by an independent auditor and accompanied by an audit report, as of November 30, 2007:

  Balance sheets;

  Statements of loss, comprehensive loss and deficit;

  Statement of cash flows;

  Statement of changes in shareholders’ equity; and

  Related notes and schedules.

Legal Proceedings

We are not involved in any litigation or legal proceedings and to our knowledge, no material legal proceedings involving us are to be initiated against us.

Dividends

We have never paid any dividends and do not intend to pay any dividends in the near future.

B. Significant Changes

Since the fiscal period ended November 30, 2007, the following changes have taken place which may materially affect the interpretation of our company’s financial statements:

  The Company entered into a contract for Financial Public Relations Service Agreement with MI3 Communications Financiers Inc. requiring the remuneration of $4,000 per month.

  The Company paid $581,384 in Part XII.6 tax to Canada Revenue Agency related to unspent flow-through share offerings which were renounced on December 31, 2006. Included in the accounts payable and accrued liabilities at November 30, 2007 is $556,200 related to this amount

ITEM 9 - The Offer and Listing

A. Offer and Listing Details

Our common shares trade on the TSX-V under symbol “ASX” and on the OTCBB under symbol “ASXSF”. Our shares have traded on the TSX-V, and on its predecessor, the Alberta Stock Exchange, since December 5, 1997. The following table sets forth the high and low closing prices in Canadian funds of our common shares traded on the TSX-V and its predecessor:

Period	High	Low
December 1, 2002 to November 30, 2003	$0.33	$0.13
December 1, 2003 to November 30, 2004	$0.39	$0.19
December 1, 2004 to November 30, 2005	$0.96	$0.18
December 1, 2005 to November 30, 2006	$2.76	$0.60
December 1, 2006 to November 30, 2007	$2.62	$0.58

Period	High	Low
December 2005 to February 2006	$1.58	$0.60
March 2006 to May 2006	$2.76	$1.55
June 2006 to August 2006	$1.94	$1.18
September 2006 to November 2006	$2.23	$1.47
December 2006 to February 2007	$2.62	$1.68
March 2007 to May 2007	$2.20	$1.12
June 2007 to August 2007	$1.55	$0.61
September 2007 to November 2007	$1.07	$0.58
December 2007 to February 2008	$0.69	0.355

Period	High	Low
August 2007	$1.34	$0.61
September 2007	$1.07	$0.84
October 2007	$0.99	$0.76
November 2007	$1.00	$0.58
December 2007	$0.69	$0.355
January 2008	$0.66	$0.37
February 2008	$0.52	$0.41

Our common shares have been quoted for trading on the OTCBB since July 16, 2002; no trades in our common shares occurred on this quotation system until January 29, 2003. The following sets forth the high and low closing prices in United States funds of our common shares traded on the OTCBB since this date:

Period		High		Low
December 1, 2003 to November 30, 2004	US$	0.32	US$	0.13
December 1, 2004 to November 30, 2005	US$	0.82	US$	0.12
December 1, 2005 to November 30, 2006	US$	2.45	US$	0.516
December 1, 2006 to November 30, 2007	US$	2.28	US$	0.56

Period		High		Low
December 2005 to February 2006	US$	1.35	US$	0.516
March 2006 to May 2006	US$	2.45	US$	1.32
June 2006 to August 2006	US$	1.74	US$	1.06
September 2006 to November 2006	US$	2.01	US$	1.30
December 2006 to February 2007	US$	2.28	US$	1.45
March 2007 to May 2007	US$	1.881	US$	1.07
June 2007 to August 2007	US$	1.49	US$	0.585
September 2007 to November 2007	US$	1.08	US$	0.56
December 2007 to February 2008	US$	0.70	US$	0.35

Period		High		Low
August 2007	US$	1.28	US$	0.585
September 2007	US$	1.08	US$	0.79
October 2007	US$	1.05	US$	0.785
November 2007	US$	1.06	US$	0.56
December 2007	US$	0.70	US$	0.35
January 2008	US$	0.64	US$	0.394
February 2008	US$	0.527	US$	0.408

B. Plan of Distribution

Not required, as this form 20-F filing is made as an annual report.

C. Markets

Our common shares trade on the TSX-V under the symbol “ASX”, on the OTCBB under the symbol “ASXSF” and on the Frankfurt Exchange under the symbol “QLD”. Our shares have traded on the TSX-V and on its predecessor, the Alberta Stock Exchange, since December 5, 1997; the OTCBB since July 16, 2002. However, no trades in our common shares occurred on the OTCBB market until January 29, 2003.

D. Selling Shareholders

Not required, as this form 20-F filing is made as an annual report.

E. Dilution

Not required, as this form 20-F filing is made as an annual report.

F. Expenses of the Issue

Not required, as this form 20-F filing is made as an annual report.

ITEM 10 - Additional Information

A. Share Capital

Not required, as this form 20-F filing is made as an annual report.

B. Memorandum and Articles of Association

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

C. Material Contracts

We are a party to the following material contracts for the two years preceding publication of this annual report, all of which are referred to in the exhibits section of this annual report:

1.	Employment Agreement between Timothy Coupland and the Company with respect to services in the capacity of President and Chief Executive Officer at an annual salary of $200,000 filed as an exhibit to this 20-F;

2.	Employment Agreement between Ann-Marie Cederholm and the Company with respect to services in the capacity of Chief Financial Officer and Corporate Secretary at an annual salary of $102,000 filed as an exhibit to this 20-F;

3.	Financial Public Relations Service Agreement with MI3 Communications Financiers Inc. and the Company with respect to services in the capacity of Public Relation Advisors for fees of $4,000 per month as filed as an exhibit to this 20-F.

D. Exchange Controls

There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of Common Shares, other than withholding tax requirements. Any such remittances to United States residents are generally subject to withholding tax, however no such remittances are likely in the foreseeable future. See “Taxation”, below.

There is no limitation imposed by the laws of Canada or by our charter or other constituent documents on the right of a non-resident to hold or vote the Common Shares, other than as provided in the Investment Canada Act (Canada) (the “Investment Act”). The following discussion summarizes the material features of the Investment Act for a nonresident who proposes to acquire a controlling number of our Common Shares. It is general only, it is not a substitute for independent advice from an investor’s own advisor, and it does not anticipate statutory or regulatory amendments. We do not believe the Investment Act will have any affect on us or on our non-Canadian shareholders due to a number of factors including the nature of our operations and our relatively small capitalization.

The Investment Act generally prohibits implementation of a “reviewable” investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an “entity”) that is not a “Canadian” as defined in the Investment Act (a “non-Canadian”), unless after review the Director of Investments appointed by the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. The size and nature of a proposed transaction may give rise to an obligation to notify the Director to seek an advance ruling. An investment in our Common Shares by a non-Canadian (other than a “WTO Investor” as that term is defined in the Investment Act and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when we are not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of us and the value of our assets, as determined in accordance with the regulations promulgated under the Investment Act, was over a certain figure, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada’s cultural heritage or national identity, regardless of the value of our assets. An investment in our Common Shares by a WTO Investor, or by a non-Canadian when we are controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of us and the value of our assets, as determined in accordance with the regulations promulgated under the Investment Act, was not less than a specified amount, which for 2006 exceeds CAD$250 million. A non-Canadian would acquire control of us for the purposes of the Investment Act if the non-Canadian acquired a majority of our Common Shares. The acquisition of less than a majority but one-third or more of our Common Shares would be presumed to be an acquisition of control of us unless it could be established that, on the acquisition, we were not controlled in fact by the acquiror through the ownership of our Common Shares.

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

ITEM 11 - Quantitative and Qualitative Disclosures About Market Risk

A. Quantitative Information About Market Risk

Transaction Risk and Currency Risk Management

The Company’s operations do not employ financial instruments or derivatives and given that the Company keeps its excess funds in high-grade short-term instruments it does not have significant or unusual financial market risks.

B. Qualitative Information About Market Risk

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

There has been virtually no difference in our operations due to the affect of foreign exchange rate fluctuation in the period ended November 30, 2007.

Interest Rate Risk and Equity Price Risk

We are primarily equity financed and do not have any long term debt and, therefore, do not believe that the interest rate market’s risk is material.

Commodity Price Risk

While the value of the Company’s resource properties, if any, can always be said to relate to the price of precious metals and the outlook for same, the Company does not have any operating mines and hence does not have any hedging or other commodity based operations risks respecting its business activities. We are exposed to market risk, primarily related to fluctuating prices in our common stock.

ITEM 12 - Descriptions of Securities Other than Equity Securities

Not required, as this 20-F filing is made as an annual report.

PART II

ITEM 13 - Defaults, Dividend Arrearages and Delinquencies

Not applicable.

ITEM 14 - Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

ITEM 15 - Controls and Procedures

A. Disclosure Controls and Procedures

Based on the management’s evaluation (with the participation our President and Chief Financial Officer), our President and Chief Financial Officer have concluded that as of November 30, 2007, the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange of 1934 (the "Exchange Act") are effective to provide reasonable assurance that the information required to be disclosed in this annual report on Form 20-F is recorded, processed, summarized and reported within the time period specified in Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to the Company’s management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure.

B. Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the company. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect our transactions and dispositions of our assets; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements in accordance with applicable GAAP; providing reasonable assurance that receipts and expenditures are being made only in accordance with authorizations of management and the Board of Directors; providing reasonable assurance that receipts and expenditures of company assets are made in accordance with management authorization; and providing reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on our financial statements would be prevented or detected on a timely basis.

Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Under the supervision and with the participation of our management, including Tim Coupland, our President and Chief Executive Officer, and Ann-Marie Cederholm, our Chief Financial Officer, we have evaluated the effectiveness of our internal control over financial reporting disclosure controls and preparation of our annual financial statements procedures as of November 30, 2007 and believe they are effective..

C. Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of the company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management’s report in this annual report.

D. Changes in Internal Control Over Financial Reporting

Based upon their evaluation of our controls, Tim Coupland, our President and Chief Executive Officer, and Ann-Marie Cederholm, our Chief Financial Officer, has concluded that, there were no significant changes in our internal control over financial reporting or in other factors during our last fiscal year that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A - Audit Committee Financial Expert

Our Board of Directors has determined that Tracy A. Moore, a member of our audit committee, is the audit committee financial expert and an independent director as defined in Item 16A of Form 20-F.

ITEM 16B - Code of Ethics

We have adopted a written Code of Ethics that applies to all employees and executive officers, including our Chief Executive Officer and Chief Financial Officer. A copy of the Code of Ethics is attached as Exhibit No. 11.1 “Code of Ethics”.

During the most recently completed fiscal year, the Company has neither: (a) amended its Code of Ethics; nor (b) granted any waiver (including any implicit waiver) form any provision of its Code of Ethics.

ITEM 16C - Principal Accountant Fees and Services

Fees and Services

James Stafford, Chartered Accountants, audited our financial statements for fiscal 2007 and 2006, as well as the quarterly statements for fiscal 2007. The following is an aggregate of fees billed for each of the last two fiscal years for professional services rendered by our principal accountants:

	2007	2006
Audit fees - auditing of our annual financial statements and preparation of auditors’ report.	$34,381	$59,762
Audit-related fees - review of each of the quarterly financial statements.	38,655	34,954
Tax fees - preparation and filing of three major tax-related forms.	-	31,406
All other fees – other services provided by our principal accountants.	3,187	-
Total fees paid or accrued to our principal accountants	$76,223	$126,122

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

We are only to obtain non-audit services from our principal accountants when the services offered by our principal accountants are more effective or economical than services available from other service providers, and, to the extent possible, only after competitive bidding. These determinations are among the key practices adopted by the audit committee effective during fiscal 2007. The board has adopted policies and procedures for pre-approving work performed by our principal accountants.

After careful consideration, the audit committee of the board of directors has determined that payment of the above audit fees is in conformance with the independent status of our company’s principal independent accountants. Before engaging the auditors in additional services, the audit committee considers how these services will impact the entire engagement and independence factors.

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

PART III

ITEM 17 - Financial Statements

Our audited financial statements as prepared by our management and approved by the audit committee include:

our balance sheets as at November 30, 2007 and 2006;

the following statements for the fiscal years ended November 30, 2007, 2006, and 2005, as well as information from our inception to November 30, 2007:

statements of loss, comprehensive loss and deficit

statements of cash flows; and

statements of changes in shareholders’ equity.

All of these were audited by our auditor, James Stafford, Chartered Accountants.

The financial statements are prepared in accordance with Canadian GAAP and are reconciled to US GAAP in note 18 to the financial statements. All figures are expressed in Canadian dollars.

Alberta Star Development Corp.
(An Exploration Stage Company)

Financial Statements
(Expressed in Canadian Dollars)
30 November 2007

JAMES STAFFORD
James Stafford, Inc.*
Chartered Accountants
Suite 350 – 1111 Melville Street
Vancouver, British Columbia
Canada V6E 3V6
Report of Independent Registered Public Accounting Firm	Telephone +1 604 669 0711
Facsimile +1 604 669 0754
* Incorporated professional, James Stafford, Inc.

To Shareholders of
Alberta Star Development Corp.

We have audited the balance sheets of Alberta Star Development Corp. (the “Company”) as at 30 November 2007 and 2006 and the related statements of loss, comprehensive loss and deficit, cash flows and changes in shareholders’ equity for the period from 6 September 1996 (Date of Inception) to 30 November 2007 and for each of the years in the three-year period ended 30 November 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at 30 November 2007 and 2006 and the results of its operations, its cash flows, and its changes in shareholders’ equity for the period from 6 September 1996 (Date of Inception) to 30 November 2007 and for each of the years in the three-year period ended 30 November 2007 in accordance with Canadian generally accepted accounting principles.

/s/ James Stafford
Vancouver, British Columbia, Canada	Chartered Accountants

20 February 2008

Comments by Independent Registered Chartered Accountants for United States of America Readers on Canada – United States of America Reporting Differences

The standards of the Public Company Accounting Oversight Board (United States of America) require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by the following:

(1)	conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements,

(2)	change in accounting principles that has a material effect on the comparability of the Company’s financial statements, such as the change in accounting policy for financial instruments as described in Note 2 to the financial statements.

Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States of America), our report to the Shareholders and Board of Directors dated 20 February 2008 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such conditions and events in the report when these are adequately disclosed in the financial statements.

/s/ James Stafford
Vancouver, British Columbia, Canada	Chartered Accountants

20 February 2008

Alberta Star Development Corp.
(An Exploration Stage Company)
Balance Sheets
(Expressed in Canadian Dollars)
As at 30 November

	2007	2006
	$	$

Assets

Current
Cash and cash equivalents (Note 4)	23,151,345	30,149,153
Available-for-sale securities (Note 5)	-	72,000
Amounts receivable (Note 6)	676,977	358,427
Prepaid expenses	-	111,016

	23,828,322	30,690,596

Property, plant and equipment (Note 7)	556,478	107,424

	24,384,800	30,798,020

Liabilities

Current
Accounts payable and accrued liabilities (Note 9)	1,626,356	465,922

Shareholders’ equity
Capital stock (Note 11)
Authorized
Unlimited number of preferred shares
Unlimited number of voting common shares
Issued and outstanding
2007 – 104,536,561 common shares
2006 – 96,251,717 common shares	38,000,821	36,879,416
Contributed surplus (Note 11)	9,215,360	3,429,508
Share subscriptions received in advance (Note 11)	-	7,500
Warrants (Note 11)	2,902,233	9,459,394
Deficit, accumulated during the exploration stage	(27,359,970)	(19,443,720)

	22,758,444	30,332,098

	24,384,800	30,798,020

Nature and Continuance of Operations (Note 1), Commitments (Note 13), and Subsequent Event (Note 17)
Reconciliation of Canadian and United States Generally Accepted Accounting Principles (Note 18)

On behalf of the Board:

“/s/ Tim Coupland”	Director	“/s/ Robert Hall”	Director
Tim Coupland		Robert Hall

The accompanying notes are an integral part of these financial statements.

Alberta Star Development Corp.
(An Exploration Stage Company)
Statements of Loss, Comprehensive Loss and Deficit
(Expressed in Canadian Dollars)

Cumulative
	amounts from	For the year	For the year	For the year
	inception to	ended 30	ended 30	ended 30
	30 November	November	November	November
	2007	2007	2006	2005
	$	$	$	$

Expenses
Mineral properties (Schedule 1)	26,305,606	11,747,984	9,447,131	1,950,187
General and administrative (Schedule 2)	12,407,792	4,691,433	4,402,693	880,087

Net loss before other items and income taxes	(38,713,398)	(16,439,417)	(13,849,824)	(2,830,274)

Other items
Interest income	2,081,570	1,279,560	802,010	-
Gain on sale of available-for-sale securities
(Note 5)	126,466	126,466	-	-
Write-down of available-for-sale securities	(10,000)	-	(10,000)	-
Write-off of property, plant and equipment	(12,517)	(6,497)	(2,355)	(2,536)

Net loss before income taxes	(36,527,879)	(15,039,888)	(13,060,169)	(2,832,810)

Future income tax recovery (Note 14)	9,729,166	7,123,638	1,429,960	-

Net loss for the year	(26,798,713)	(7,916,250)	(11,630,209)	(2,832,810)

Deficit, accumulated during the exploration
stage, beginning of period	-	(19,443,720)	(7,813,511)	(4,980,701)

Adjustment for change in accounting policy
(Note 2)	(561,257)	-	-	-

Deficit, accumulated during the exploration
stage, end of period	(27,359,970)	(27,359,970)	(19,443,720)	(7,813,511)

Basic and diluted loss per share		(0.079)	(0.139)	(0.064)

Weighted average number of common
shares outstanding		100,739,201	83,573,546	44,249,632

Other comprehensive income
Net loss for the year before other comprehensive
loss	(26,798,713)	(7,916,250)	(11,630,209)	(2,832,810)
Unrealized gain on available-for-sale securities
(Note 2)	69,000	69,000	-	-
Realized gain on available-for-sale securities	(69,000)	(69,000)	-	-

Comprehensive loss for the period	(26,798,713)	(7,916,250)	(11,630,209)	(2,832,810)

The accompanying notes are an integral part of these financial statements.

Alberta Star Development Corp.
(An Exploration Stage Company)
Statements of Cash Flows
(Expressed in Canadian Dollars)

	Cumulative
	amounts from
	inception to 30	For the year ended	For the year ended	For the year ended
	November 2007	30 November 2007	30 November 2006	30 November 2005
	$	$	$	$

Cash flows from operating activities
Net loss for the year	(27,359,970)	(7,916,250)	(11,630,209)	(2,832,810)
Adjustments to reconcile loss to net cash used by
operating activities
Interest income accrued	(61,202)	(61,202)	-	-
Mineral property interests expensed	2,157,052	916,052	182,500	599,000
Amortization of property, plant and equipment	155,554	112,490	15,838	6,684
Gain on sale of available-for-sale securities	(126,466)	(126,466)	-	-
Financing fees	38,000	-	-	-
Future income tax recovery	(9,729,166)	(7,123,638)	(1,429,960)	-
Recovery of mineral property costs	(82,000)	-	-	(82,000)
Stock-based compensation	5,615,141	1,970,027	3,237,869	185,580
Write-down of available-for-sale securities	10,000	-	10,000	-
Write-off of plant, property and equipment	12,517	6,497	2,355	2,536
Gain on sale of mineral property interests	(16,565)	-	-	-
Changes in operating assets and liabilities
(Increase) decrease in amounts receivable	(615,775)	(257,348)	(317,584)	65,341
(Increase) decrease in prepaid expenses	-	111,016	(111,016)	92,735
Increase (decrease) in accounts payable and accrued
liabilities	777,222	244,382	386,334	(4,414)

	(29,225,658)	(12,124,440)	(9,653,873)	(1,967,348)

Cash flows from investing activities
Purchase of property, plant and equipment	(724,976)	(568,040)	(111,504)	(8,361)
Proceeds on sale of property, plant and equipment	428	-	-	428
Proceeds on sale of available-for-sale securities	215,031	198,466	-	-

	(509,517)	(369,574)	(111,504)	(7,933)

Cash flows from financing activities
Issuance of common shares for cash	5,612,822	-	-	3,460,875
Issuance of flow-through shares for cash	22,334,064	-	16,556,290	2,936,950
Issuance of warrants for cash	11,099,845	-	5,740,710	4,102,176
Warrants exercised	14,443,891	5,183,706	6,467,056	1,361,462
Options exercised	1,402,442	320,000	520,000	355,149
Share issuance costs	(2,006,544)	-	(1,218,894)	(341,022)
Share subscriptions received in advance	-	(7,500)	7,500	-

	52,886,520	5,496,206	28,072,662	11,875,590

Increase (decrease) in cash and cash equivalents	23,151,345	(6,997,808)	18,307,285	9,900,309

Cash and cash equivalents, beginning of year	-	30,149,153	11,841,868	1,941,559

Cash and cash equivalents, end of year	23,151,345	23,151,345	30,149,153	11,841,868

Restricted Cash and Cash Equivalents (Note 4)
Supplemental Disclosures with Respect to Cash Flows (Note 15)

The accompanying notes are an integral part of these financial statements.

Alberta Star Development Corp.
(An Exploration Stage Company)
Statements of Changes in Shareholders’ Equity
(Expressed in Canadian Dollars)

					Deficit
					accumulated
					during the	Total
	Number of		Contributed		exploration	shareholders’
	shares issued	Share capital	surplus	Warrants	stage	equity
		$	$	$	$	$

Balance at 6 September 1996	-	-	-	-	-	-
Shares issued – cash ($0.05 per share)	5,800,000	290,000	-	-	-	290,000
Shares issued – cash ($0.10 per share)	2,000,000	200,000	-	-	-	200,000
Share issue costs – cash paid	-	(59,613)	-	-	-	(59,613)
Net loss for the year	-	-	-	-	-	-

Balance at 30 November 1997	7,800,000	430,387	-	-	-	430,387
Shares issued – cash ($0.20 per share)	150,000	30,000	-	-	-	30,000
Shares issued – mineral property
($0.07925 per share)	4,000,000	317,000	-	-	-	317,000
Stock options exercised ($0.10 per
share)	80,000	8,000	-	-	-	8,000
Share issue costs – cash paid	-	(19,870)	-	-	-	(19,870)
Net loss for the year	-	-	-	-	(72,773)	(72,773)

Balance at 30 November 1998	12,030,000	765,517	-	-	(72,773)	692,744
Shares issued – cash ($0.10 per share)	345,000	34,500	-	-	-	34,500
Stock options exercised ($0.10 per
share)	70,000	7,000	-	-	-	7,000
Share issue costs – cash paid	-	(150)	-	-	-	(150)
Net loss for the year	-	-	-	-	(291,216)	(291,216)

Balance at 30 November 1999	12,445,000	806,867	-	-	(363,989)	442,878
Shares issued – cash ($0.10 per share)	2,000,000	200,000	-	-	-	200,000
Shares issued for settlement of debt
($0.10 per share) (Note 15)	669,180	66,918	-	-	-	66,918
Share issue costs – cash paid	-	(3,977)	-	-	-	(3,977)
Net loss for the year	-	-	-	-	(143,787)	(143,787)

Balance at 30 November 2000	15,114,180	1,069,808	-	-	(507,776)	562,032
Shares issued – cash ($0.10 per unit)	2,450,000	245,000	-	-	-	245,000
Stock options exercised ($0.10 per
share)	550,000	55,000	-	-	-	55,000
Share consolidation 5:1	(14,491,344)	-	-	-	-	-
Shares issued – cash ($0.15 per unit)	633,333	81,902	-	-	-	81,902
Warrants granted	-	-	-	13,098	-	13,098
Share issue costs – cash paid	-	(2,306)	-	-	-	(2,306)
Adjustment for change in accounting
policy (Note 2)	-	-	-	-	(561,257)	(561,257)
Net loss for the year	-	-	-	-	(403,950)	(403,950)

Balance at 30 November 2001	4,256,169	1,449,404	-	13,098	(1,472,983)	(10,481)

The accompanying notes are an integral part of these financial statements.

Alberta Star Development Corp.
(An Exploration Stage Company)
Statements of Changes in Shareholders’ Equity
(Expressed in Canadian Dollars)

					Deficit
					accumulated
					during the	Total
	Number of		Contributed		exploration	shareholders’
	shares issued	Share capital	surplus	Warrants	stage	equity
		$	$	$	$	$

Balance forward at 30 November 2001	4,256,169	1,449,404	-	13,098	(1,472,983)	(10,481)
Shares issued – cash ($0.10 per unit)	1,750,000	41,700	-	-	-	41,700
Shares issued – cash ($0.15 per unit)	3,500,000	417,900	-	-	-	417,900
Stock options exercised ($0.14 per
share)	220,000	30,800	-	-	-	30,800
Shares issued for service ($0.15 per
share)	100,000	15,000	-	-	-	15,000
Warrants granted	-	-	-	240,400	-	240,400
Share issue costs – cash paid	-	(53,375)	-	-	-	(53,375)
Net loss for the year	-	-	-	-	(608,910)	(608,910)

Balance at 30 November 2002	9,826,169	1,901,429	-	253,498	(2,081,893)	73,034
Flow-through shares issued – cash
($0.15 per unit)	666,667	26,747	-	-	-	26,747
Flow-through shares issued – cash
($0.25 per unit)	680,000	118,517	-	-	-	118,517
Shares issued – cash ($0.15 per unit)	666,333	26,733	-	-	-	26,733
Shares issued – cash ($0.23 per unit)	3,500,000	556,325	-	-	-	556,325
Shares issued – cash ($0.25 per unit)	160,000	27,887	-	-	-	27,887
Warrants exercised ($0.10 per share)	250,000	34,010	-	(9,010)	-	25,000
Warrants exercised ($0.14 per share)	425,000	94,715	-	(35,215)	-	59,500
Warrants exercised ($0.15 per share)	3,500,000	632,100	-	(107,100)	-	525,000
Warrants exercised ($0.19 per share)	50,000	9,893	-	(393)	-	9,500
Warrants exercised ($0.20 per share)	100,000	21,629	-	(1,629)	-	20,000
Stock options exercised ($0.14 per
share)	82,808	11,593	-	-	-	11,593
Stock options exercised ($0.15 per
share)	362,000	54,300	-	-	-	54,300
Agent compensation warrants
exercised ($0.15 per share)	54,500	8,175	-	-	-	8,175
Shares issued for mineral property
($0.17 per share) (Notes 8 and 15)	50,000	8,500	-	-	-	8,500
Shares issued for mineral property
($0.24 per share) (Notes 8 and 15)	200,000	48,000	-	-	-	48,000
Shares issued for mineral property
($0.28 per share) (Notes 8 and 15)	200,000	56,000	-	-	-	56,000
Shares issued for agent services
rendered ($0.23 per share) (Note 15)	100,000	23,000	-	-	-	23,000
Warrants granted	-	-	-	517,219	-	517,219
Warrants expired	-	-	11,076	(11,076)	-	-
Share issue costs – cash paid	-	(89,439)	-	-	-	(89,439)
Share issue costs – warrants (Note 15)	-	(58,478)	-	-	-	(58,478)
Stock-based compensation	-	-	221,665	-	-	221,665
Tax benefits renounced to flow-
through share subscribers	-	(102,330)	-	-	-	(102,330)
Escrow shares cancelled	(137,978)	-	-	-	-	-
Net loss for the year	-	-	-	-	(1,941,606)	(1,941,606)

Balance at 30 November 2003	20,735,499	3,409,306	232,741	606,294	(4,023,499)	224,842

The accompanying notes are an integral part of these financial statements.

Alberta Star Development Corp.
(An Exploration Stage Company)
Statements of Changes in Shareholders’ Equity
(Expressed in Canadian Dollars)

					Deficit
					accumulated
					during the	Total
	Number of		Contributed		exploration	shareholders’
	shares issued	Share capital	surplus	Warrants	stage	equity
		$	$	$	$	$

Balance forward at 30 November 2003	20,735,499	3,409,306	232,741	606,294	(4,023,499)	224,842
Flow-through shares issued – cash
($0.25 per unit)	5,655,000	1,211,456	-	-	-	1,211,456
Flow-through shares issued – cash
($0.27 per unit)	6,764,926	1,484,104	-	-	-	1,484,104
Warrants exercised ($0.14 per share)	1,075,000	239,574	-	(89,074)	-	150,500
Warrants exercised ($0.20 per share)	395,333	122,506	-	(43,439)	-	79,067
Warrants exercised ($0.28 per share)	400,000	142,284	-	(30,284)	-	112,000
Warrants exercised ($0.30 per share)	571,000	211,870	-	(40,570)	-	171,300
Agent compensation warrants
exercised ($0.15 per share)	645,500	96,825	-	-	-	96,825
Agent compensation warrants
exercised ($0.25 per share)	699,200	233,211	-	(58,411)	-	174,800
Stock options exercised ($0.14 per
share)	40,000	5,600	-	-	-	5,600
Stock options exercised ($0.20 per
share)	175,000	35,000	-	-	-	35,000
Shares issued for mineral property
($0.17 per share) (Notes 8 and 15)	100,000	17,000	-	-	-	17,000
Shares issued for mineral property
($0.26 per share) (Notes 8 and 15)	50,000	13,000	-	-	-	13,000
Shares issued for agent services
rendered ($0.25 per share) (Note 15)	24,376	6,094	-	-	-	6,094
Shares issued for agent services
rendered ($0.27 per unit) (Note 15)	196,456	43,059	-	-	-	43,059
Warrants granted	-	-	-	684,934	-	684,934
Warrants expired	-	-	241,418	(241,418)	-	-
Agent compensation warrants expired	-	-	67	(67)	-	-
Share issue costs – cash paid	-	(217,898)	-	-	-	(217,898)
Share issue costs – shares (Note 15)	-	(49,153)	-	-	-	(49,153)
Share issue costs – warrants (Note 15)	-	(140,214)	-	-	-	(140,214)
Tax benefits renounced to flow-
through share subscribers	-	(1,073,238)	-	-	-	(1,073,238)
Net loss for the year	-	-	-	-	(957,202)	(957,202)

Balance at 30 November 2004	37,527,290	5,790,386	474,226	787,965	(4,980,701)	2,071,876

The accompanying notes are an integral part of these financial statements.

Alberta Star Development Corp.
(An Exploration Stage Company)
Statements of Changes in Shareholders’ Equity
(Expressed in Canadian Dollars)

					Deficit
					accumulated
					during the	Total
	Number of		Contributed		exploration	shareholders’
	shares issued	Share capital	surplus	Warrants	stage	equity
		$	$	$	$	$

Balance forward at 30 November 2004	37,527,290	5,790,386	474,226	787,965	(4,980,701)	2,071,876
Flow-through shares issued – cash
($0.45 per unit)	10,000,000	2,936,950	-	-	-	2,936,950
Shares issued – cash ($0.40 per unit)	15,000,000	3,460,875	-	-	-	3,460,875
Warrants exercised ($0.20 per share)	937,667	290,564	-	(103,031)	-	187,533
Warrants exercised ($0.40 per share)	745,963	372,743	-	(74,358)	-	298,385
Warrants exercised ($0.55 per share)	1,130,000	789,893	-	(168,393)	-	621,500
Agent compensation warrants exercised
($0.36 per share)	677,875	318,273	-	(74,238)	-	244,035
Agent compensation warrants exercised
($0.40 per share)	25,024	12,550	-	(2,541)	-	10,009
Stock options exercised ($0.14 per share)	72,808	10,193	-	-	-	10,193
Stock options exercised ($0.20 per share)	1,724,782	563,034	(218,078)	-	-	344,956
Shares issued for mineral property ($0.20
per share) (Notes 8 and 15)	360,000	72,000	-	-	-	72,000
Shares issued for mineral property
($0.235 per share) (Notes 8 and 15)	300,000	70,500	-	-	-	70,500
Shares issued for mineral property ($0.24
per share) (Notes 8 and 15)	300,000	72,000	-	-	-	72,000
Shares issued for mineral property ($0.25
per share) (Notes 8 and 15)	350,000	87,500	-	-	-	87,500
Shares issued for mineral property ($0.66
per share) (Notes 8 and 15)	450,000	297,000	-	-	-	297,000
Shares issued for agent services rendered
($0.40 per share) (Note 15)	1,313,574	303,074	-	-	-	303,074
Warrants granted	-	-	-	5,129,494	-	5,129,494
Agent compensation warrants expired	-	-	22,275	(22,275)	-	-
Share issue cost – cash paid	-	(341,022)	-	-	-	(341,022)
Share issue cost – shares (Note 15)	-	(303,074)	-	-	-	(303,074)
Share issue cost – warrants (Note 15)	-	(1,027,318)	-	-	-	(1,027,318)
Stock-based compensation (Note 12)	-	-	185,580	-	-	185,580
Net loss for the year	-	-	-	-	(2,832,810)	(2,832,810)

Balance at 30 November 2005	70,914,983	13,776,121	464,003	5,472,623	(7,813,511)	11,899,236

The accompanying notes are an integral part of these financial statements.

Alberta Star Development Corp.
(An Exploration Stage Company)
Statements of Changes in Shareholders’ Equity
(Expressed in Canadian Dollars)

			Contributed
			surplus and		Deficit
			share		accumulated
			subscriptions		during the	Total
	Number of		received in		exploration	shareholders’
	shares issued	Share capital	advance	Warrants	stage	equity
		$	$	$	$	$

Balance at 30 November 2005	70,914,983	13,776,121	464,003	5,472,623	(7,813,511)	11,899,236
Flow-through shares issued – cash ($1.85
per unit)	5,500,000	6,942,843	-	-	-	6,942,843
Flow-through shares issued – cash ($1.90
per unit)	6,380,000	9,613,448	-	-	-	9,613,448
Warrants exercised ($0.55 per share)	227,500	159,027	-	(33,902)	-	125,125
Warrants exercised ($0.40 per share)	683,500	341,401	-	(68,001)	-	273,400
Warrants exercised ($0.40 per share)	1,853,000	931,318	-	(190,118)	-	741,200
Warrants exercised ($0.75 per share)	3,155,550	3,353,119	-	(986,456)	-	2,366,663
Warrants exercised ($0.65 per share)	1,228,750	1,214,681	-	(415,994)	-	798,687
Agents compensation warrants exercised
($0.40 per share)	21,581	10,780	-	(2,147)	-	8,633
Agents compensation warrants exercised
($0.40 per share)	51,622	25,945	-	(5,296)		20,649
Agents compensation warrants exercised
($0.36 per share)	200,468	94,422	-	(22,254)	-	72,168
Agents compensation warrants exercised
($0.36 per share)	106,396	49,765	-	(11,462)	-	38,303
Agents compensation warrants exercised
($0.65 per unit)	656,787	649,266	-	(222,355)	-	426,911
Agents compensation warrants exercised
($0.45 per unit)	1,985,664	1,694,744	-	(801,196)	-	893,548
Agents compensation warrants exercised
($0.75 per share)	935,691	701,768	-	-	-	701,768
Stock options exercised ($0.20 per share)	1,550,000	453,825	(143,825)	-	-	310,000
Stock options exercised ($0.60 per share)	350,000	348,488	(138,488)	-	-	210,000
Shares issued for mineral property ($0.73
per share) (Notes 8 and 15)	250,000	182,500	-	-	-	182,500
Shares issued for agent services rendered
($1.85 per share) (Note 15)	200,225	252,751	-	-	-	252,751
Warrants granted	-	-	-	6,755,901	-	6,755,901
Warrants expired	-	-	9,949	(9,949)	-	-
Share issuance cost – cash	-	(1,218,894)	-	-	-	(1,218,894)
Share issuance cost – share (Note 15)	-	(252,751)	-	-	-	(252,751)
Share issuance cost – warrant (Note 15)	-	(1,015,191)	-	-	-	(1,015,191)
Stock-based compensation (Note 12)	-	-	3,237,869	-	-	3,237,869
Subscriptions received in advance	-	-	7,500	-	-	7,500
Tax benefits renounced to flow-through
share subscribers (Note 14)	-	(1,429,960)	-	-	-	(1,429,960)
Net loss for the year	-	-	-	-	(11,630,209)	(11,630,209)

Balance at 30 November 2006	96,251,717	36,879,416	3,437,008	9,459,394	(19,443,720)	30,332,098

The accompanying notes are an integral part of these financial statements.

Alberta Star Development Corp.
(An Exploration Stage Company)
Statements of Changes in Shareholders’ Equity
(Expressed in Canadian Dollars)

			Contributed
			surplus and			Deficit
			share			accumulated
			subscriptions		Other	during the	Total
	Number of		received in		comprehensive	exploration	shareholders’
	shares issued	Share capital	advance	Warrants	income	stage	equity
		$	$	$	$	$	$

Balance at 30 November 2006	96,251,717	36,879,416	3,437,008	9,459,394	-	(19,443,720)	30,332,098
Warrants exercised ($0.75 per share)	1,844,450	1,959,931	-	(576,594)	-	-	1,383,337
Warrants exercised ($0.65 per share)	5,771,250	5,705,169	-	(1,953,857)	-	-	3,751,312
Agents compensation warrants
exercised ($0.45 per unit)	9,336	7,968	-	(3,766)	-	-	4,202
Agents compensation warrants
exercised ($0.75 per share)	59,808	44,856	-	-	-	-	44,856
Stock options exercised ($0.20
per share)	100,000	29,279	(9,279)	-	-	-	20,000
Stock options exercised ($0.60
per share)	500,000	497,840	(197,840)	-	-	-	300,000
Warrants expired	-	-	3,401,433	(3,401,433)	-	-	-
Agent compensation warrants
expired	-	-	621,511	(621,511)	-	-	-
Stock-based compensation (Note
12)	-	-	1,970,027	-	-	-	1,970,027
Subscriptions received in advance	-	-	(7,500)	-	-	-	(7,500)
Tax benefits renounced to flow-
through share subscribers (Note 14)	-	(7,123,638)	-	-	-	-	(7,123,638)
Transition adjustment to opening
balance (Note 2)	-	-	-	-	69,000	-	69,000
Realized gain on available-for-sale
investments	-	-	-	-	(69,000)	-	(69,000)
Net loss for the year
	-	-	-	-	-	(7,916,250)	(7,916,250)

Balance at 30 November 2007	104,536,561	38,000,821	9,215,360	2,902,233	-	(27,359,970)	22,758,444

The accompanying notes are an integral part of these financial statements.

Alberta Star Development Corp.
(An Exploration Stage Company)
Schedule 1 – Summary of Mineral Properties Expenditures
(Expressed in Canadian Dollars)

	Cumulative
	amounts from	For the year	For the year	For the year
	inception to	ended 30	ended 30	ended 30
	30 November	November	November	November
	2007	2007	2006	2005
	$	$	$	$

Exploration operating expenses
Amortization	92,370	92,370	-	-
Assays and geochemical	461,505	269,922	180,351	11,232
Camp costs and field supplies	1,861,982	774,881	797,307	117,376
Claim maintenance and permitting	100,570	29,883	70,687	-
Community relations and government	146,389	72,075	74,314	-
Drilling	4,168,588	2,500,471	1,458,060	-
Equipment rental	255,964	122,181	133,783	-
Geology and engineering	1,014,917	317,736	54,404	210,549
Geophysics	3,000	3,000	-	-
Metallurgical studies	62,977	62,977	-	-
Orthophotography	224,973	128,828	96,145	-
Staking and line cutting	526,650	193,990	332,660	-
Surveying	1,813,919	446,441	926,155	441,323
Transportation and fuel	9,472,639	5,114,538	3,805,743	213,551
Wages, consulting and management fees	4,265,429	1,936,134	1,696,121	336,331

	24,471,872	12,065,427	9,625,730	1,330,362

Acquisition of mineral property
interests (Notes 8 and 15)	2,831,197	-	257,500	967,236

Recovery of mineral property costs
(Notes 8 and 15)	(1,146,450)	(317,443)	(436,099)	(347,411)

Sales of mineral property interests
(Notes 8 and 15)	(71,565)	-	-	-

Write-off of mineral properties and
related costs	220,552	-	-	-

	26,305,606	11,747,984	9,447,131	1,950,187

Details on Mineral Properties Expenditures (Note 8)

The accompanying notes are an integral part of these financial statements.

Alberta Star Development Corp.
(An Exploration Stage Company)
Schedule 2 – General and Administrative Expenses
(Expressed in Canadian Dollars)

	Cumulative
	amounts from	For the year	For the year	For the year
	inception to	ended 30	ended 30	ended 30
	30 November	November	November	November
	2007	2007	2006	2005
	$	$	$	$

Advertising and promotion	1,069,059	475,043	247,563	124,842
Amortization	63,183	20,119	15,838	6,684
Automotive	47,194	7,824	4,245	3,809
Bank charges and interest (Note 15)	22,389	1,817	4,665	8,146
Consulting fees (Note 10)	488,526	-	27,452	43,900
Directors fees (Note 10)	86,950	56,000	30,950	-
Filing and financing fees	388,631	136,896	93,387	56,587
Legal and accounting	1,056,478	314,683	178,794	149,959
Management fees (Note 10)	660,887	117,500	135,000	60,000
Meals and entertainment	157,517	38,351	22,857	27,439
Office and miscellaneous	567,954	187,973	181,523	57,321
Part XII.6 tax (Note 17)	556,200	556,200	-	-
Rent and utilities	147,992	47,681	38,656	9,350
Salaries and benefits (Note 10)	397,982	397,982	-	-
Secretarial fees (Note 10)	234,971	8,500	36,037	38,304
Stock-based compensation (Note 12)	5,615,141	1,970,027	3,237,869	185,580
Telephone and internet	55,392	17,335	10,808	6,274
Transfer fees and shareholder information	631,317	248,649	102,543	79,438
Travel	160,029	88,853	34,506	22,454

	12,407,792	4,691,433	4,402,693	880,087

The accompanying notes are an integral part of these financial statements.

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 November 2007

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

The Company’s financial statements as at 30 November 2007 and for the year then ended have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company has a loss of $7,916,250 for the year ended 30 November 2007 (2006 - $11,630,209, 2005 - $2,832,810) and has working capital of $22,201,966 at 30 November 2007 (2006 - $30,224,674).

The Company had cash and cash equivalents of $23,151,345 at 30 November 2007 (2006 - $30,149,153), but management cannot provide assurance that the Company will ultimately achieve profitable operations or become cash flow positive, or raise additional debt and/or equity capital. However, based on its prior demonstrated ability to raise capital, management believes that the Company’s capital resources should be adequate to continue operating and maintain its business strategy during fiscal 2008. However, if the Company is unable to raise additional capital in the near future, due to the Company’s liquidity problems, management expects that the Company will need to curtail operations, liquidate assets, seek additional capital on less favourable terms and/or pursue other remedial measures. These financial statements do not include any adjustments related to the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

2.	Changes in Accounting Policies and Presentation

a)	Financial Instrument Standards

Effective 1 January 2007, the Company adopted the new Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3855, Financial Instruments – Recognition and Measurement; Section 3865, Hedges; Section 1530, Comprehensive Income; and Section 3861, Financial Instruments – Disclosure and Presentation (the “Financial Instrument Standards”). As required by the transitional provisions of these new standards, these new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

The principal changes resulting from the adoption of the Financial Instrument Standards are as follows:

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 November 2007

Financial Assets and Financial Liabilities

Under the new standards, financial assets and liabilities are initially recognized at fair value and are subsequently measured based on their classification as held-to-maturity, loans and receivables, available-for-sale or held-for-trading, as described below. The classification is not changed subsequent to initial recognition.

Held-to-Maturity and Loans and Receivables

Financial instruments that have a fixed maturity date, where the Company intends and has the ability to hold to maturity, are classified as held-to-maturity and measured at amortized cost using the effective interest rate method. Loans and receivables are measured at amortized cost using the effective interest method.

Available-for-Sale

Financial assets classified as available-for-sale are carried at fair value (where determinable based on market prices of actively traded securities) with changes in fair value recorded in other comprehensive income. Available-for-sale securities are written down to fair value through earnings whenever it is necessary to reflect an other-than-temporary impairment. Transaction costs that are directly attributable to the acquisition or issue of a financial asset or financial liability are added to its fair value.

Held-for-Trading

Financial assets and financial liabilities that are purchased and incurred with the intention of generating profits in the near term are classified as held-for-trading. These instruments are measured at fair value with the change in the fair value recognized in income.

Derivatives and Hedge Accounting

The Company does not hold or have any exposure to derivate instruments and accordingly is not impacted by CICA Handbook Section 3865, Hedges.

Comprehensive Income

Comprehensive income is composed of the Company’s earnings and other comprehensive income. Other comprehensive income includes unrealized gains and losses on available-for-sale securities, foreign currency translation gains and losses on the net investment in self-sustaining operations and changes in the fair market value of derivate instruments designated as cash flow hedges, all net of income taxes. Cumulative changes in other comprehensive income are included in accumulated other comprehensive income which is presented (if applicable) as a new category in shareholders’ equity.

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 November 2007

Transition Adjustment to Opening Balances

The adoption of Sections 1530 and 3855 impacts the opening equity of the Company. The unrealized gain or loss on the available-for-sale securities from purchase to 31 December 2006 was $69,000 which is reported as an adjustment to the opening balance of accumulated other comprehensive income. Any unrealized gains or losses on the available for sale securities for the year ended 30 November 2007 are reported in the current period. There would be no tax impact resulting from adjustments arising from comprehensive income as there are unrecorded income tax assets that would result in no income tax being payable.

b)	Accounting Changes

Effective 1 January 2007, the Company adopted the revised CICA Handbook Section 1506, Accounting Changes, which requires that a voluntary change in accounting policy can be made only if the changes result in more reliable and relevant information and are accompanied with disclosures of prior period amounts and justification of the changes. The section also requires that the nature and amount of material changes in estimates be disclosed. The Company has not made any voluntary change in accounting policies or significant changes in estimates that are not otherwise disclosed since the adoption of the revised section.

In 2001, the CICA issued Accounting Guideline No. 11, which covers the Company’s exploration activities. In the past, the Company has capitalized certain exploration costs on mineral properties that were not covered by feasibility studies, whereas under the new guideline, the Company was required to expense these amounts in the year incurred. Effective 1 January 2001, the Company adopted these new recommendations on a retroactive basis. The impact as at 1 January 2001 of the adoption of these new recommendations was to reduce mineral properties by $561,257 and to increase deficit, accumulated during the exploration stage by $561,257.

3.	Significant Accounting Policies

The accounting policies of the Company are in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). These policies conform, in all material respects, with accounting principles generally accepted in the United States of America (“United States GAAP”), except as discussed in Note 18. Outlined below are those policies considered particularly significant.

Cash and cash equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less.

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 November 2007

Property, plant and equipment

Property, plant and equipment are recorded at cost and are amortized over their estimated useful lives at 20% to 30%, with exception to computer software which is amortized at 100%, and half the rate being applied in the year of acquisition.

Amortization of assets used in exploration is expensed to mineral properties expenditures.

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

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 November 2007

Stock-based compensation

Effective 1 December 2002, the Company adopted, on a prospective basis, the provisions of Section 3870, “Stock-Based Compensation and Other Stock Based Payments”, of the Canadian Institute of Chartered Accountants (“CICA”) Handbook (“Section 3870”). Section 3870 establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments to both employees and non-employees. Section 3870 recommends that certain stock-based transactions, such as the grant of stock options, be accounted for at fair value. The Company uses the Black-Scholes option pricing model to estimate the fair value of each stock option at the granted date. Any consideration received from the exercise of stock options is credited to share capital. This section is only applicable to transactions that occurred on or after 1 December 2002.

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

Asset retirement obligation

Effective 1 December 2004, the Company adopted the recommendations of CICA Handbook Section 3110, “Asset Retirement Obligations”. This section requires recognition of a legal liability for obligations relating to retirement of property, plant and equipment, and arising from the acquisition, construction, development or normal operation of those assets. Such asset retirement cost must be recognized at fair value in the period in which it is incurred, added to the carrying value of the asset, and amortized into income on a systematic basis over its useful life. Adoption of this standard has not affected the Company’s financial statements.

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 November 2007

Flow-through common shares

The Company has financed a portion of its exploration activities through the issue of flow-through shares, which transfers the income tax deductibility of exploration expenditures to the investor. Proceeds received on the issue of such shares have been credited to share capital and the related exploration costs have been charged to exploration properties and deferred exploration expenditures. A future income tax liability is recognized, and shareholders’ equity reduced on the date the Company renounces the expenditures, provided there is reasonable assurance that the expenditures will be made.

Income taxes

Future income tax assets and liabilities are determined based on temporary differences between the accounting and the tax bases of the assets and liabilities and for loss carry forwards and are measured using the tax rates expected to apply when these differences reverse. A valuation allowance is recorded against any future income tax asset if it is not more likely than not that the asset will be realized. As at 30 November 2007, the Company’s net future income tax assets are fully offset by a valuation allowance.

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

Financial instruments

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities. The carrying value of the financial instruments is approximate fair value due to their short term to maturity. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risk arising from these financial instruments.

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 November 2007

Values

The amounts shown for mineral properties and for deferred exploration costs represent costs to date, and do not necessarily represent present or future values, as they are entirely dependent upon the economic recovery of future reserves.

Comparative figures

Certain comparative figures have been adjusted to conform to the current period’s presentation.

Recent accounting pronouncements

In June 2007, the CICA issued changes to Section 1400, General Standards of Financial Statement Presentation. Section 1400 has been amended to include requirements to assess and disclose an entity’s ability to continue as a going concern. Management shall make an assessment of an entity’s ability to continue as a going concern. When management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern, those uncertainties shall be disclosed. When financial statements are not prepared on a going concerned basis, that fact shall be disclosed, together with the basis on which the financial statements are prepared and the reason why the entity is not regarded as a going concern. Section 1400 is effective for 2008. Earlier adoption is encouraged. The adoption of this standard will have no impact on the Company’s operating results or financial position and management expects that there will be not be a material impact on the Company’s financial statement disclosure.

In December 2006, the CICA issued Section 1535, Capital Disclosures. The main features of the new section are as follows:

    Requirements for an entity to disclose qualitative information about its objectives, policies and processes for managing capital;
    A requirement for an entity to disclose quantitative data about what it regards as capital; and
    A requirement for an entity to disclose whether it has complied with any externally imposed capital requirements and, if not, the consequences of such non-compliance.

Section 1535 is effective for interim and annual financial statements relating to fiscal years beginning on or after 1 October 2007. The adoption of this standard will have no impact on the Company’s operating results or financial position and management is currently in the process of evaluating the impact that these additional disclosure standards will have on the Company’s financial statements.

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 November 2007

In December 2006, the CICA issued Handbook Section 3862, Financial Instruments – Disclosures and Section 3863, Financial Instruments – Presentation. Section 3862 modifies the disclosure requirements of Section 3861 and requires entities to provide disclosures in their consolidated financial statements that enable users to evaluate the significance of financial instruments on the entity’s consolidated financial position and performance, and the nature and extent of risks arising from financial instruments and non-financial derivatives. Section 3863, Financial Instruments – Presentation carries forward unchanged the presentation requirements for financial instruments of Section 3861, Financial Instruments – Disclosures and Presentation. Section 3862 and 3863 apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after 1 October 2007.

4.	Restricted Cash and Cash Equivalents

A total of $3,019,114 of the Company’s cash and cash equivalents at 30 November 2007 relates to proceeds from the issuance of flow-through shares and is restricted to future expenditures on Canadian mineral property operating expenditures.

5.	Available-for-Sale Securities

During the year ended 30 November 2007, the Company sold 200,000 common shares of Max Resource Corp. for total proceeds of $198,466 (2006 - $Nil) and a net gain of $126,466 (2006 - $Nil) (Note 2).

6.	Amounts Receivable

Amounts receivable are non-interest bearing, unsecured and have settlement dates within one year.

	2007	2006
	$	$

Goods and Services Tax receivable	615,775	198,876
Interest receivable	61,202	159,551

	676,977	358,427

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 November 2007

7.	Property, Plant and Equipment

		Accumulated	Net book value
	Cost	amortization	2007	2006
	$	$	$	$

Computer equipment	37,876	14,669	23,207	31,058
Computer software	81,356	40,678	40,678	-
Equipment	58,720	16,022	42,698	53,231
Field equipment	479,319	47,932	431,387	-
Furniture and fixtures	25,705	7,197	18,508	23,135

	682,976	126,498	556,478	107,424

During the year ended 30 November 2007, total additions to property, plant and equipment were $568,040 (2006 - $111,504).

8.	Mineral Properties

Contact Lake Property – Contact Lake, Northwest Territories

During the year ended 30 November 2005, the Company acquired a 100% undivided right, title and interest, subject to a 1% net smelter return royalty (“NSR”), in five mineral claims, totalling 1,801.82 hectares (“ha”) (4,450.50 acres) located five miles southeast of Port Radium on Great Bear Lake, Northwest Territories (“NT”), for cash payments of $60,000 (paid) and 300,000 common shares (issued and valued at $72,000) of the Company (Note 15). The Company may purchase the NSR for a one-time payment of $1,000,000. The Company completed additional staking in the area in order to increase the project size to sixteen contiguous claims, totalling 10,601.57 ha (26,185.88 acres). Collectively the properties are known as the Contact Lake Mineral Claims.

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 November 2007

Expenditures related to the Contact Lake Mineral Claims can be summarized as follows:

	Cumulative
	amounts from	For the year	For the year	For the year
	inception to	ended 30	ended 30	ended 30
	30 November	November	November	November
	2007	2007	2006	2005
	$	$	$	$

Exploration operating expenses
Amortization	84,574	84,574	-	-
Assaying and geochemical	317,993	126,745	180,351	10,897
Camp costs and field supplies	1,288,275	499,322	671,577	117,376
Claim maintenance and permitting	82,983	13,452	69,531	-
Community relations and government	124,917	50,603	74,314	-
Drilling	3,199,850	1,741,790	1,458,060	-
Equipment rental	197,081	75,693	121,388	-
Geology and engineering	408,538	171,399	52,673	184,466
Orthophotography	199,451	103,306	96,145	-
Staking and line cutting	332,660	-	332,660	-
Surveying	1,473,493	336,349	908,846	228,298
Transportation and fuel	4,437,007	1,357,400	2,874,802	204,805
Wages, consulting and management fees	3,135,462	1,407,434	1,519,578	208,450

	15,282,284	5,968,067	8,359,925	954,292

Acquisition of mineral property
interests	132,000	-	-	132,000

	15,414,284	5,968,067	8,359,925	1,086,292

Port Radium – Glacier Lake Property, Northwest Territories

During the year ended 30 November 2005, the Company acquired a 100% undivided right, title and interest, subject to a 2% NSR, in four mineral claims, totalling 2,424.23 ha (5,987.85 acres) (the “Glacier Lake Mineral Claims”) located one mile east of Port Radium on Great Bear Lake, NT, for cash payments of $30,000 (paid) and 360,000 common shares (issued and valued at $72,000) of the Company (Note 15). The Company may purchase one-half of the NSR for a one-time payment of $1,000,000.

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 November 2007

Expenditures related to the Glacier Lake Mineral Claims can be summarized as follows:

	Cumulative
	amounts from	For the year	For the year	For the year
	inception to	ended 30	ended 30	ended 30
	30 November	November	November	November
	2007	2007	2006	2005
	$	$	$	$

Exploration operating expenses
Amortization	7,796	7,796	-	-
Assaying and geochemical	143,177	143,177	-	-
Camp costs and field supplies	382,311	256,581	125,730	-
Claim maintenance and permitting	7,130	6,867	263	-
Community relations and government	21,472	21,472	-	-
Drilling	758,681	758,681	-	-
Equipment rental	58,038	45,643	12,395	-
Geology and engineering	33,673	33,673	-	-
Metallurgical studies	62,977	62,977	-	-
Orthophotography	25,522	25,522	-	-
Staking and line cutting	88,335	88,335	-	-
Surveying	17,309	-	17,309	-
Transportation and fuel	4,685,859	3,754,918	930,941	-
Wages, consulting and management
fees	680,818	505,775	175,043	-

	6,973,098	5,711,417	1,261,681	-

Acquisition of mineral property
interests	102,000	-	-	102,000
Recovery of mineral property
costs	(603,750)	(186,651)	(417,099)	-

	6,471,348	5,524,766	844,582	102,000

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 November 2007

Port Radium – Crossfault Lake Property, Northwest Territories

During the year ended 30 November 2005, the Company acquired a 100% undivided right, title and interest, subject to a 2% NSR, in five mineral claims, totalling 1,447.26 ha (3,574.73 acres) (the “Port Radium – Crossfault Lake Mineral Claims”) located north of Port Radium on Great Bear Lake, NT, for cash payments of $60,000 (paid) and 450,000 common shares (issued and valued at $297,000) of the Company (Note 15). The Company may purchase one-half of the NSR for a onetime payment of $1,000,000.

Total expenditures related to the Port Radium – Crossfault Lake Mineral Claims consist of acquisition costs of $357,000 made during the year ended 30 November 2005.

Port Radium – Eldorado Property, Northwest Territories

During the year ended 30 November 2005, the Company entered into a lease agreement with South Malartic Exploration Inc. to purchase a 50% undivided right, title and interest in three mineral claims, totalling 106.53 ha (263.13 acres) (the “Eldorado Uranium Mineral Claims”) located at Port Radium on Great Bear Lake, NT, for a cash payment of $20,000 (paid).

Expenditures related to the Eldorado Uranium Mineral Claims can be summarized as follows:

	Cumulative
	amounts from	For the year	For the year	For the year
	inception to	ended 30	ended 30	ended 30
	30 November	November	November	November
	2007	2007	2006	2005
	$	$	$	$

Exploration operating expense
Claim maintenance and permitting	526	526	-	-
Acquisition of mineral property
interests	20,000	-	20,000	-

	20,526	526	20,000	-

North Contact Lake Mineral Claims – Great Bear Lake, Northwest Territories

During the year ended 30 November 2006, the Company acquired a 100% right, interest and title, subject to a 2% NSR, in eleven mineral claims (the “North Contact Lake Mineral Claims”), for cash payments of $75,000 and the issue of 250,000 common shares of the Company valued at $182,500 (Notes 11 and 15). The Company may purchase one-half of the NSR for a one-time payment of $1,000,000. The North Contact Lake Mineral Claims are situated north of Contact Lake on Great Bear Lake approximately 680 km (423 miles) north of Yellowknife, NT, totalling 5,867.23 ha (14,492.06 acres).

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 November 2007

Total expenditures related to the North Contact Lake Mineral Claims consist of acquisition costs of $257,500 made during the year ended 30 November 2006.

South Eldorado Uranium Project, Northwest Territories

During the year ended 30 November 2007, the Company staked sixteen claims (the “South Eldorado Uranium Mineral Claims”) and four additional claims (the “Eldorado West Uranium Mineral Claims”) located ten miles south of the Eldorado uranium mine on the east side of Great Bear Lake, NT and 680 km (423 miles) north of the city of Yellowknife, NT, collectively known as the South Eldorado Uranium Project. The South Eldorado Uranium Project now consists of twenty mineral claims totalling 19,237.50 ha (47,532.31 acres).

Expenditures related to the South Eldorado Uranium Project can be summarized as follows:

	Cumulative
	amounts from	For the year	For the year	For the year
	inception to	ended 30	ended 30	ended 30
	30 November	November	November	November
	2007	2007	2006	2005
	$	$	$	$

Exploration operating expenses
Camp costs and field supplies	18,978	18,978	-	-
Claim maintenance and permitting	5,475	5,475	-	-
Equipment rental	845	845	-	-
Geology and engineering	111,832	111,832	-	-
Geophysics	3,000	3,000	-	-
Staking and line cutting	105,655	105,655	-	-
Transportation and fuel	2,220	2,220	-	-
Wages, consulting and management
fees	19,000	19,000	-	-

	267,005	267,005	-	-

Longtom Property – Longtom Lake, Northwest Territories

The Company holds a 50% undivided interest subject to a 2% NSR, totalling 361.38 ha (892.61 acres), in the Longtom Property (the “Longtom Property”) located about 350 km northwest of Yellowknife, NT. The Longtom Property is registered 100% in the name of the Company and the Company is the operator of the Longtom Property.

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 November 2007

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

In 2003, the Company entered into a Letter of Intent (the “Letter of Intent”) with Fronteer Development Group Inc. (“Fronteer”). On 26 October 2006, Fronteer earned its 75% interest in the Longtom Property by paying the Company $15,000 cash (received) and spending an aggregate of $500,000 (incurred) on exploration expenditures over three years.

Expenditures related to the Longtom Property can be summarized as follows:

	Cumulative
	amounts from	For the year	For the year	For the year
	inception to 30	ended 30	ended 30	ended 30
	November 2007	November 2007	November 2006	November 2005
	$	$	$	$

Exploration operating expenses
Assaying and geochemical	335	-	-	335
Camp costs and field supplies	147,024	-	-	-
Claim maintenance and permitting	1,786	893	893	-
Drilling	210,057	-	-	-
Geology and engineering	418,998	-	-	2,194
Transportation and fuel	322,529	-	-	12
Wages, consulting and management fees	190,273	-	-	10,359

	1,291,002	893	893	12,900

Recovery of mineral property costs	(52,497)	-	(4,000)	(3,000)

Sales of mineral property interests	(55,000)	-	-	-

Write-off of mineral properties and
related costs (Note 2)	220,552	-	-	-

	1,404,057	893	(3,107)	9,900

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 November 2007

Longtom Property (Target 1) – Longtom Lake, Northwest Territories

During the year ended 30 November 2003, the Company acquired a 50% interest in a 721.42 ha (1,781.90 acres) mineral property located in the Longtom Lake area of the Northwest Territories for cash proceeds of $15,000 and 200,000 common shares of the Company valued at $56,000 (Note 15).

Expenditures related to the Longtom Property Target 1 can be summarized as follows:

	Cumulative
	amounts from	For the year	For the year	For the year
	inception to	ended 30	ended 30	ended 30
	30 November	November	November	November
	2007	2007	2006	2005
	$	$	$	$

Exploration operating expenses
Geology and engineering	2,103	-	-	2,103
Wages, consulting and management
fees	21,648	-	-	9,468

	23,751	-	-	11,571

Acquisition of mineral property
interests	71,000	-	-	-

Recovery of mineral property
costs	(3,530)	-	-	(3,530)

	91,221	-	-	8,041

MacInnis Lake Property – MacInnis Lake, Northwest Territories

During the year ended 30 November 2005, the Company acquired a 100% interest, subject to a 2% NSR, in twelve mineral claims (the “MacInnis Lake Uranium Claims”) and three additional mineral claims (the “Kult Claims”) located approximately 275 km southeast of Yellowknife, NT, collectively known as the MacInnis Lake Uranium Project. The acquisition was completed for cash proceeds of $100,000 (paid) and 650,000 common shares (issued and valued at $158,000) of the Company (Note 15).

The MacInnis Lake Uranium Project now consists of fifteen mineral claims totaling 10,596.35 ha (26,172.98 acres).

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 November 2007

The Company entered into an option agreement dated 1 April 2005, as amended 11 April 2006 with Max Resource Corp. (“Max Resource”), whereby Max Resource can earn an interest, subject to a 2% NSR, in the MacInnis Lake Uranium Project. The terms of the option agreement calls for Max Resource to make payments as follows:

i.	cash payments totalling $30,000 (received);
ii.	the issuance of 200,000 common shares of Max Resource (received and sold for proceeds of $198,466 (Note 15));
iii.	work commitments totalling $2,000,000 over a five year period ($750,000 on or before 1 October 2008 ($422,480 incurred); $250,000 on or before 1 April 2009; $750,000 on or before 1 October 2009; and $250,000 on or before 1 April 2010).

The terms of the option agreement call for Max Resource to earn a 25% interest in the MacInnis Lake Property upon making the payments in i. and ii. above together with the first $1,000,000 in work commitments. Max Resource may earn a further 25% interest when it completes the $2,000,000 in work commitments. Upon full exercise of the option, the parties agree to enter into a joint venture agreement. The Company is the operator of the project for the term of the option agreement.

The Company has not conducted exploration activities during the period on this property pending the resolution of permit issues in this region.

Expenditures related to the MacInnis Lake Property can be summarized as follows:

	Cumulative
	amounts from	For the year	For the year	For the year
	inception to 30	ended 30	ended 30	ended 30
	November 2007	November 2007	November 2006	November 2005
	$	$	$	$

Operating expenses
Claim maintenance and permitting	2,670	2,670	-	-
Geology and engineering	13,008	832	1,731	10,445
Surveying	323,117	110,092	-	213,025
Transportation and fuel	8,734	-	-	8,734
Wages, consulting and management
fees	74,951	3,925	1,500	69,526

	422,480	117,519	3,231	301,730

Acquisition of mineral property
interests	258,000	-	-	258,000

Recovery of mineral property costs	(480,540)	(130,792)	(15,000)	(334,748)

	199,940	(13,273)	(11,769)	224,982

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 November 2007

Recovery of Mineral Property Costs

Recovery of Mineral Property Costs consists mainly of amounts paid to the Company under existing option agreements and camp rental fees paid to the Company:

	Cumulative
	amounts from	For the year	For the year	For the year
	inception to 30	ended 30	ended 30	ended 30
	November	November	November	November
	2007	2007	2006	2005
	$	$	$	$

General cash payments related to
mineral property option agreements	45,000	-	19,000	18,000

Cash reimbursements of mineral
property expenditures related to
mineral properties	1,019,450	317,443	417,099	247,411

Shares received –
200,000 common shares of Max
Resource Corp. (Note 15)	82,000	-	-	82,000

	1,146,450	317,443	436,099	347,411

9.	Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities are non-interest bearing, unsecured and have settlement dates within one year.

Included in the accounts payable and accrued liabilities at 30 November 2007 is $6,446 (2006 - $10,013) payable to directors and officers of the Company (Note 10).

Included in the accounts payable and accrued liabilities at 30 November 2007 is $556,200 (2006 - $Nil, 2005 - $Nil) payable to Canada Revenue Agency related to Part XII.6 tax on unspent flow-through share offerings which were renounced on 31 December 2006 (Note 17).

10.	Related Parties Transactions

During the year ended 30 November 2007, the Company entered into the following transactions with related parties:

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 November 2007

i.	Paid or accrued office secretarial fees of $8,500 (2006 - $36,037, 2005 - $38,304) to an individual related to a director of the Company. On 1 March 2007 this individual became an employee of the Company and the corresponding salaries and benefits are included in salaries and benefits expense (Note 10(ix)).

ii.	Paid or accrued accounting fees of $6,525 (2006 - $38,375, 2005 - $Nil) to a proprietorship controlled by a corporate secretary and officer of the Company. On 1 January 2007 the corporate secretary and officer became an employee of the Company and the corresponding salaries and benefits are included in salaries and benefits expense (Note 10(ix)).

iii.	Paid or accrued consulting fees of $Nil (2006 - $27,452, 2005 - $43,900) to a company controlled by a director of the Company.

iv.	Paid or accrued management fees of $117,500 (2006 - $135,000, 2005 - $60,000) to a company controlled by a director of the Company. On 1 January 2007 the director became an employee of the Company and the corresponding salaries and benefits are included in salaries and benefits expense (Note 10(ix)).

v.	Paid or accrued directors fees of $16,000 (2006 - $7,500, 2005 - $Nil) to a partnership controlled by a director of the Company.

vi.	Paid or accrued directors fees of $14,000 (2006 - $9,000, 2005 - $Nil) to a company controlled by a director of the Company. On 1 January 2007 the director became an employee of the Company and the corresponding salaries and benefits are included in salaries and benefits expense (Note 10(ix)).

vii.	Paid or accrued directors fees of $17,000 (2006 - $21,950, 2005 - $Nil) to a company controlled by a director of the Company.

viii.	Paid or accrued directors fees of $9,000 (2006 - $Nil, 2005 - $Nil) to a director of the Company.

ix.	Paid or accrued salaries and benefits of $397,982 (2006 - $Nil, 2005 - $Nil) to employees who are directors and/or officers of the Company.

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
30 November 2007

11.	Capital Stock

Authorized capital stock consists of an unlimited number of voting common shares. Authorized capital stock also consists of an unlimited number of preferred shares, to be issued in series, with the directors being authorized to determine the designation, rights, privileges, restrictions and conditions attached to all of the preferred shares.

Capital stock transactions of the Company during the year ended 30 November 2007 are summarized as follows:

i.	During the year ended 30 November 2007, the Company issued 1,844,450 common shares valued at a price of $0.75 per share upon the exercise of previously outstanding share purchase warrants. As at 30 November 2007, no share purchase warrants in this series remain outstanding.

ii.	During the year ended 30 November 2007, the Company issued 5,771,250 common shares valued at a price of $0.65 per share upon the exercise of previously outstanding share purchase warrants. As at 30 November 2007, a total of 500,000 share purchase warrants expired. As at 30 November 2007, no share purchase warrants in this series remain outstanding.

iii.	During the year ended 30 November 2007, the Company issued 9,336 common shares valued at a price of $0.45 per share upon the exercise of previously outstanding agent compensation warrants. As at 30 November 2007, no agent compensation warrants in this series remain outstanding.

iv.	During the year ended 30 November 2007, the Company issued 59,808 common shares valued at a price of $0.75 per share upon the exercise of previously outstanding agent compensation warrants. During the year ended 30 November 2007, a total of 4,668 agent compensation warrants were issued and 2,002 agent compensation warrants expired. As at 30 November 2007, no agent compensation warrants in this series remain outstanding.

v.	During the year ended 30 November 2007, a total of 2,750,000 share purchase warrants valued at a price of $2.10 per share expired. As at 30 November 2007, no share purchase warrants in this series remain outstanding.

vi.	During the year ended 30 November 2007, a total of 100,112 agent compensation warrants valued at a price of $2.10 per share expired. As at 30 November 2007, no agent compensation warrants in this series remain outstanding.

vii.	During the year ended 30 November 2007, a total of 435,680 agent compensation warrants valued at a price of $2.15 per share expired. As at 30 November 2007, no agent compensation warrants in this series remain outstanding.

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 November 2007

viii.	During the year ended 30 November 2007, the Company issued 100,000 common shares valued at a price of $0.20 per share upon the exercise of previously outstanding stock options.

As at 30 November 2007, 200,000 stock options in this series remain outstanding.

ix.	During the year ended 30 November 2007, the Company issued 500,000 common shares valued at a price of $0.60 per share upon the exercise of previously outstanding stock options.

As at 30 November 2007, 2,400,000 stock options in this series remain outstanding.

x.	During the year ended 30 November 2007, 55,000 stock options with an exercise price of $0.15 per share expired. As at 30 November 2007, no stock options in this series remain outstanding.

xi.	On 7 November 2007, the Company entered into an Amending Agreement with the holders of 3,250,000 existing options amending the exercise price from $1.57 to $0.85 per share and the expiry date from 27 September 2008 to 7 November 2010. The stock-based compensation expense related to this repricing of 3,250,000 stock options was $1,119,365 (Note 12).

Stock options

The Company grants share options in accordance with the policies of the TSX Venture Exchange. Under the general guidelines of the TSX Venture Exchange, the Company may reserve up to 10% of its issued and outstanding shares for its employees, directors or consultants to purchase shares of the Company.

The following incentive stock options were outstanding at 30 November 2007:

	Exercise	Number	Remaining
	price	of options	contractual life (years)
$

Options	0.20	200,000	0.60
	0.60	2,400,000	1.17
	0.85	3,250,000	2.94

		5,850,000

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 November 2007

The following is a summary of stock-based compensation activities during the years ended 30 November 2007 and 2006:

		Weighted
		average
	Number of	exercise
	shares	price
		$

Outstanding and exercisable at 1 December 2005	1,915,000	0.20

Granted	6,500,000	1.09
Exercised	(1,900,000)	0.27
Expired	(10,000)	0.14

Outstanding and exercisable at 30 November 2006	6,505,000	1.06

Weighted average fair value of options granted during the year		0.63

		Weighted
		average
	Number of	exercise
	shares	price
		$

Outstanding and exercisable at 1 December 2006	6,505,000	1.06

Granted	-	-
Exercised	(600,000)	0.53
Expired	(55,000)	0.15

Outstanding and exercisable at 30 November 2007	5,850,000	0.73

Weighted average fair value of options repriced during the year		0.46

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 November 2007

Warrants and agent compensation warrants

The following share purchase warrants and agent compensation warrants were outstanding at 30 November 2007:

	Exercise	Number	Remaining
	price	of warrants	contractual life (years)
	$

Agent compensation warrants	2.20	508,296	0.38
Warrants	2.15	3,190,000	0.38

		3,698,296

The following is a summary of warrant activities during the years ended 30 November 2007 and 2006:

		Weighted
		average
	Number of	exercise
	warrants	price
		$

Outstanding and exercisable at 1 December 2005	18,395,854	0.61

Granted	7,976,921	1.96
Exercised	(11,106,509)	0.58
Expired	(100,000)	0.40

Outstanding and exercisable at 30 November 2006	15,166,266	1.35

Weighted average fair value of warrants granted during the year		0.85

Outstanding and exercisable at 1 December 2006	15,166,266	1.35

Granted	4,668	0.75
Exercised	(7,684,844)	0.67
Expired	(3,787,794)	1.83

Outstanding and exercisable at 30 November 2007	3,698,296	2.16

Weighted average fair value of warrants granted during the year		-

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 November 2007

The weighted average grant date fair value of warrants issued during the year ended 30 November 2007, amounted to $Nil per warrant (2006 - $0.85 per warrant). The fair value of each warrant granted was determined using the Black-Scholes option pricing model and the following weighted average assumptions:

	2007	2006	2005

Risk free interest rate	-	4.61%	3.73%
Expected life	-	1.50 years	2.00 years
Annualized volatility	-	88.42%	87.89%
Expected dividends	-	-	-

12.	Stock-Based Compensation

During the year ended 30 November 2007, the Company granted Nil stock options (2006 – 6,500,000, 2005 – 2,000,000). The fair value of the portion of the options which vested in the year, estimated using the Black-Scholes model, was $850,662 (2006 – $3,237,869, 2005 - $185,580). This amount has been expensed as stock-based compensation in the statement of operations with a corresponding amount recorded as contributed surplus in shareholders’ equity.

On 7 November 2007, the Company entered into an Amending Agreement with the holders of 3,250,000 existing options amending the exercise price from $1.57 to $0.85 per share and the expiry date from 27 September 2008 to 7 November 2010. The stock-based compensation expense related to this repricing of 3,250,000 stock options was $1,119,365.

The following assumptions were used for the Black-Scholes valuation of stock options granted and repriced during the year:

	2007	2006	2005

Risk free interest rate	4.46%	4.36%	3.22%
Expected life	3.00 years	1.75 years	2.00 years
Annualized volatility	91.34%	94.98%	83.75%
Risk free interest rate	-	-	-

13.	Commitments

	i.	The Company has outstanding and future commitments under mineral property option agreements to pay cash and issue common shares of the Company (Note 8).

	ii.	The Company must incur mineral property operating expenditures equal to the proceeds of all flow-through shares issued by the Company. These mineral property operating expenditures must be incurred within a period of two years from the date of issue of the flow-through shares.

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 November 2007

iii.	On 1 April 2006, the Company entered into a five year lease (expires 1 March 2011) for premises with minimum lease commitments of approximately $3,575 per month.

14.	Income Taxes

Provision for income taxes

The provision for (recovery of) income taxes differs from the amount that would have resulted by applying Canadian federal and provincial statutory tax rates of 32.12% (2006 – 32.49%, 2005 – 33.60%) .

	2007	2006	2005
	$	$	$

Loss before income taxes	(15,039,888)	(13,060,169)	(2,832,810)

Expected income tax recovery	4,830,812	3,778,655	951,824
Adjustments to benefits resulting from:
Amortization	(36,132)	(5,145)	(2,246)
Interest and penalties accrued on Part XII.6 tax	(178,651)	-	-
Resource expenses	(3,773,452)	(3,069,372)	(655,263)
Stock-based compensation	(632,773)	(1,051,983)	(63,320)
Share issue costs	119,952	123,827	46,149
Other	32,375	-	-
Unrecognized benefits of non-capital losses	6,761,507	1,653,978	(277,144)

Future income tax recovery	7,123,638	1,429,960	-

Future tax balances

The tax effects of temporary differences that give rise to future income tax assets and liabilities are as follows:

	2007	2006	2005
	$	$	$

Future tax assets:
Non-capital loss carryforwards	1,530,636	1,207,190	1,022,422
Plant, property and equipment	48,972	15,130	10,486
Resource expenses	(980,910)	2,365,376	761,961
Share issue costs	292,718	417,423	152,518

	891,416	4,005,119	1,947,387
Less: valuation allowance	(891,416)	(4,005,119)	(1,947,387)

Actual income taxes	-	-	-

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 November 2007

The Company has non-capital losses for Canadian tax purposes of approximately $4,700,000 available to offset against taxable income in future years, which, if unutilized, will expire through to 2027.

During the year ended 30 November 2007, the Company renounced the tax benefits of a total of 11,880,000 flow-through common shares issued prior to 30 November 2006 resulting in an income tax recovery of $7,123,638 (2006 - $1,429,960). The flow-through agreements require the Company to renounce certain tax deductions for Canadian exploration expenditures incurred on the Company’s mineral properties to the flow-through participants.

15.	Supplemental Disclosures with Respect to Cash Flows

	Cumulative
	amounts
	from
	inception
	to 30
	November
	2007	2007	2006	2005
	$	$	$	$

Cash paid during the year for interest	16,063	1,817	5,759	726
Cash paid during the year for income taxes	-	-	-	-

Included in accounts payable and accrued liabilities at 30 November 2007 are mineral property exploration expenses of $916,052.

Included in amounts receivable at 30 November 2007 is accrued interest income of $61,202.

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
30 November 2007

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

During the year ended 30 November 2000, the Company issued 669,180 common shares valued at $66,918 for the settlement of debt.

16.	Segmented Information

The Company operates solely in Canada in one reporting segment, mineral production and related activities.

17.	Subsequent Event

The following event occurred subsequent to 30 November 2007:

a.	Subsequent to 30 November 2007, the Company paid $581,384 in Part XII.6 tax (2006 - $Nil, 2005 - $Nil) to Canada Revenue Agency related to unspent flow-through share offerings which were renounced on 31 December 2006. Included in the accounts payable and accrued liabilities at 30 November 2007 is $556,200 related to this amount (Note 9).

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 November 2007

18.	Reconciliation of Canadian and United States Generally Accepted Accounting Principles

The financial statements of the Company have been prepared in accordance with Canadian GAAP, which differ in certain material respects from United States GAAP. Had the Company prepared the financial statements in accordance with United States GAAP, certain items on the balance sheets and statements of operations, deficit and cash flows would have been reported as follows:

	2007	2006	2005
	$	$	$

Statement of loss

Net loss for the year based on Canadian
GAAP	(7,916,250)	(11,630,209)	(2,832,810)
Stock based compensation (Note 18(ii))	-	-	-
Income tax expense on current year
United States GAAP adjustments – Flow-
through shares (Note 18(i))	(6,868,438)	(1,429,960)	-

Net loss for the year based on United
States GAAP	(14,784,688)	(13,060,169)	(2,832,810)

Other comprehensive income (loss) (Note
18(iv))	(86,000)	38,000	48,000

Comprehensive loss for the year based on
United States GAAP	(14,870,688)	(13,022,169)	(2,784,810)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 November 2007

	2007	2006	2005
	$	$	$

Loss and comprehensive loss per share,
basic and diluted	(0.15)	(0.16)	(0.06)

Shareholders’ equity

Canadian GAAP	22,758,444	30,332,098	11,899,236
Flow-through shares (Note 18(i))	-	-	-
Other comprehensive income (Note
18(iv))	(86,000)	38,000	48,000

United States GAAP	22,672,444	30,370,098	11,947,236

Balance sheet difference

	2007	2006
	$	$
Share capital
Canadian GAAP	50,118,414	49,775,818
Flow-through shares (Note 18(i))	9,372,866	2,504,428
Stock-based compensation (Note 18(ii))	189,176	189,176
United States GAAP	59,680,456	52,469,422
Deficit
Canadian GAAP	(27,359,970)	(19,443,720)
Flow-through shares (Note 18(i))	(9,372,866)	(2,504,428)
Stock-based compensation (Note 18(ii))	(189,176)	(189,176)
United States GAAP	(36,922,012)	(22,137,324)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 November 2007

	2007	2006	2005
	$	$	$

Accumulated other comprehensive income

Canadian GAAP	-	-	-
Unrealized (realized) gain on available-
for-sale securities	(86,000)	38,000	48,000

United States GAAP	(86,000)	38,000	48,000

i.	Flow-through shares

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

During the year ended 30 November 2006, the Company issued 5,500,000 and 6,380,000 flow-through common shares for total proceeds of $10,175,000 and $12,122,000 respectively. All of these amounts were renounced to the respective investors during the year ended 30 November 2007 (Note 14).

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 November 2007

Proceeds from the sale of flow-through shares would be classified as restricted cash until the expenditure actually occurs. As at 30 November 2007, for United States GAAP purposes, cash of approximately $3,019,114 would be classified as restricted (Note 4).

ii.	Stock-based compensation

The Company records compensation expense for United States GAAP purposes following the fair value method of accounting for stock options as prescribed under FSAS No. 123

“Accounting for Stock-Based Compensation”. The Company uses the Black-Scholes option pricing model to value its stock options as described in Notes 3 and 12.

Prior to 1 December 2002, the Company accounted for stock options under Canadian GAAP as capital transactions when the options were recognized. Effective 1 December 2002, the Company began accounting for stock option expense on a prospective basis under Canadian GAAP following the fair value method of accounting for stock options. The Company’s reported increase of $189,176 in both share capital and deficit as at 30 November 2007 and 2006 is the result of the difference in accounting for stock options under Canadian GAAP and United States GAAP prior to 1 December 2002.

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

Under United States GAAP, diluted earnings per share takes into consideration the weighted average number of shares outstanding during the year and the potentially dilutive common shares. For the years ended 30 November 2007, 2006 and 2005, this calculation proved to be anti-dilutive.

Under United States GAAP, the weighted average number of common shares outstanding excludes any shares that remain in escrow, but may be earned out based on the Company incurring a certain amount of exploration and development expenditures.

The weighted average number of common shares outstanding for calculating basic earnings (loss) per share under United States GAAP for the years ended 30 November 2007, 2006 and 2005 were 100,739,201, 83,573,546 and 44,249,632, respectively. The calculation of diluted earnings per share for the years ended 30 November 2007, 2006 and 2005 proved to be anti- dilutive.

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 November 2007

iv.	Comprehensive income

SFAS No. 130, “Reporting Comprehensive Income”, establishes standards for the reporting and display of comprehensive income and its components (revenues, expenses, gains, and losses). SFAS No. 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in the financial statements for the Company.

v.	Mineral property expenditures

For US GAAP purposes, the Company expenses, as incurred, the exploration and development costs relating to unproven mineral properties. When proven and probable reserves are determined for a property and a feasibility study prepared, then subsequent exploration and development costs of the property would be capitalized. Under US GAAP mineral property acquisition costs are initially capitalized as tangible assets when purchased and the Company then assesses the carrying costs for impairment.

As of the date of these financial statements, the Company has not established any proven or probable reserves on its mineral properties and has written all mineral property acquisition costs down to $Nil during the year of incurrence and has expensed all mineral property exploration and development costs during the year of incurrence.

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

vi.	Accounting for impairment of long-lived assets and for long-lived assets to be disposed of

For United States reporting purposes, the Company has adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. In the event that facts and circumstances indicate that the carrying amount of an asset may not be recoverable and an estimate of future and undiscounted cash flows is less than the carrying amount of the asset, an impairment loss will be recognized.

vii.	Concentration of credit risk

The Company is exposed to credit losses in the event of non-performance by the counter- parties to the financial instruments but does not expect any counter-parties to fail to meet their obligations. The Company generally does not obtain collateral or other security to support financial instruments subject to credit risk, but monitors the credit standing of counter-parties.

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 November 2007

viii.	Asset retirement obligations

In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 143 –

“Accounting for Asset Retirement Obligations.” SFAS No. 143, effective for financial statements issued for fiscal years beginning after 15 June 2002, is substantially consistent with CICA Handbook Section 3110, “Asset Retirement Obligations,” which is effective for fiscal years beginning on or after 1 January 2004. The Company adopted CICA 3110 for Canadian GAAP purposes effective 1 December 2004, and SFAS No. 143 for US GAAP purposes effective 1 December 2004.

ix.	Costs associated with exit or disposal activities

On 1 December 2003, the Company adopted SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. This standard requires that a liability associated with an exit or disposal activity be recognized when the liability is incurred rather than at the date of the Company’s commitment to an exit plan.

x.	Accounting for certain financial instruments with characteristics of both liabilities and equity

On 1 December 2003, the Company adopted SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity”. This standard requires that certain financial instruments embodying an obligation to transfer assets or to issue equity securities be classified as liabilities. This standard has no impact on the Company’s financial statements.

xi.	Income taxes

Under United States GAAP, deferred income tax assets and liabilities are revalued for all enacted changes in tax rates. Under Canadian GAAP, deferred income tax assets and liabilities are revalued for all enacted or substantially enacted changes in tax rates.

xii.	Trading and available-for-sale securities

Under United States GAAP, the Company’s securities are considered to be either trading securities or available-for-sale securities. Trading securities are recorded at fair value with unrealized gains or losses included in earnings or loss for the year. Available-for-sale securities are recorded at fair value and unrealized gains or losses are included as part of comprehensive income. Prior to 1 December 2006, under Canadian GAAP there is no adjustment made for unrealized gains.

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 November 2007

xiii.	Recent pronouncements

In February 2007, the FASB issued SFAS No. 159, “Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115”. SFAS No. 159 provides companies with an options to measure, at specified election dates, financial instruments and certain other items at fair value that are not currently measured at fair value. For those items for which the fair value option is elected, unrealized gains and losses will be recognized in earnings for each subsequent reporting period. SFAS No. 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. This Statement is effective for years beginning after 15 November 2007. The Company is currently evaluating the impact of this standard on the financial statements.

In June 2006, FASB issued “Accounting for Uncertain Tax Positions” – an Interpretation of FASB Statement No. 109, FIN 48 which prescribes a recognition and measurement model for uncertain tax positions taken or expected to be taken in the Company’s tax returns. FIN 48 provides guidance on recognition, classification, presentation and disclosure of unrecognized tax benefits. Management is required to adopt this statement effective 1 January 2007 and is currently assessing the impact on the Company’s financial statements.

In September 2006, FASB issued SFAS 157, “Fair Value Measurements”, which defines fair value, establishes a framework for measuring fair value and expands fair value disclosures. The standard does not require any new fair value measurements. This standard is effective for fiscal years beginning after 15 November 2007. Management is currently assessing the impact on the Company.

ITEM 18 - Financial Statements

See "Item 17 – Financial Statements."

ITEM 19 - Exhibits

The following exhibits are included herein, except for the exhibits marked with an asterisk, which are incorporated herein by reference.

Exhibit No.		Exhibit Title
1.1	(1)	Certificate of Incorporation and Certificate of Amendment and Registration of Restated Articles
1.2	(1)	Bylaws
1.3	(1)	Articles of Association
4.1		2007 Stock Option Plan
4.2	*	Employment Agreement dated March 30, 2007 between Alberta Star Development Corp. and Mr. Tim Coupland, President and Chief Financial Officer.
4.3	*	Employment Agreement dated February 5, 2007 between Alberta Star Development Corp. and Ms. Ann-Marie Cederholm, Chief Financial Officer and Corporate Secretary.
4.4		Financial Public Relations Service Agreement dated December 15, 2007 between Alberta Star Development Corp. and MI3 Communications Financieres Inc.
11.1		Code of Ethics
12.1		Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
12.2		Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.1		Certification of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1		Management’s Discussion and Analysis for the Year Ended November 30, 2007
15.2		Consent of Independent Registered Public Accounting Firm
15.3	(2)	Technical Report on the Port Radium – Echo Bay Project dated April 21, 2006 and revised August 10, 2006 prepared by J. Fingler, M.Sc., P.Geo

Notes:

   * Indicates management contract or compensatory plan or arrangement

(1)	incorporated by reference from our Form 20-F that was filed with the commission on June 8, 2001.

(2)	incorporated by reference from our Form 6-K that was filed with the commission on August 30, 2006

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for annual report filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ALBERTA STAR DEVELOPMENT CORP.
Dated: April 4, 2008
By: /s/ Tim Coupland
Tim Coupland, President