Form 20-F/A
period 2007-11-30
ALBERTA STAR DEVELOPMENT CORP
filed 2009-01-16
CIK 1142462

United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
Amendment No. 1

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
Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

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

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” on Rule 12b-2 of the Exchange Act. (Check One):

Large accelerated filer	Accelerated filer	Non-accelerated filer				X

Indicate by check mark which financial statement item the registrant has elected to follow.
		Item 17	X		Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
			Yes		No	X

TABLE OF CONTENTS

PART I		5

ITEM 1 – IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS		5
ITEM 2 – OFFER STATISTICS AND EXPECTED TIMETABLE		5
ITEM 3 – KEY INFORMATION		5
A.	Selected Financial Data	5
B.	Capitalization and Indebtedness	6
C.	Reasons for the Offer and Use of Proceeds	6
D.	Risk Factors	6
ITEM 4 – INFORMATION ON THE COMPANY		10
A.	History and Development of the Company	10
B.	Business Overview	11
C.	Organizational Structure	12
D.	Property, Plants and Equipment	12
ITEM 4A - UNRESOLVED STAFF COMMENTS		51
ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS		52
A.	Operating Results	53
B.	Liquidity and Capital Resources	54
C.	Research and Development, Patents and Licenses, etc	58
D.	Trend Information	58
E.	Off-balance Sheet Arrangements	58
F.	Tabular Disclosure of Contractual Obligations	58
G.	Safe Harbour	58
ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES		58
A.	Directors and Senior Management	58
B.	Compensation	61
C.	Board Practices	62
D.	Employees	63
E.	Share Ownership	64
ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS		65
A.	Major Shareholders	65
B.	Related Party Transactions	66
C.	Interests of Experts and Counsel	67
ITEM 8 - FINANCIAL INFORMATION		68
A.	Consolidated Statements and Other Financial Information	68
B.	Significant Changes	68
ITEM 9 - THE OFFER AND LISTING		68
A.	Offer and Listing Details	68
B.	Plan of Distribution	70
C.	Markets	70
D.	Selling Shareholders	70
E.	Dilution	70
F.	Expenses of the Issue	70
ITEM 10 - ADDITIONAL INFORMATION		70
A.	Share Capital	70
B.	Memorandum and Articles of Association	70
C.	Material Contracts	70
D.	Exchange Controls	71
E.	Taxation	71
F.	Dividends and Paying Agents	72
G.	Statement by Experts	72
H.	Documents on Display	72
I.	Subsidiary Information	72
ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK		72
ITEM 12 - DESCRIPTIONS OF SECURITIES OTHER THAN EQUITY SECURITIES		73

PART II		73

ITEM 13 - DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES		73

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

All amounts within this annual report are in Canadian funds (CDN), unless otherwise indicated.

US GAAP		Fiscal Year Ended November 30
	2007	2006	2005	2004	2003
Net operating revenue	Nil	Nil	Nil	Nil	Nil
Loss from operations	($14,784,688)	($13,060,169)	($2,832,810)	($1,889,340)	($2,043,936)
Loss from continuing operations	($14,784,688)	($13,060,169)	($2,832,810)	($1,889,340)	($2,043,936)
Comprehensive loss for the year	($14,870,688)	($13,022,169)	($2,784,810)	($1,889,340)	($2,043,936)
Loss from operations per share	($0.15)	($0.16)	($0.06)	($0.07)	($0.13)
Loss from continuing operations per share	($0.15)	($0.16)	($0.06)	($0.07)	($0.13)
Total assets	$24,384,800	$30,798,020	$11,978,824	$2,155,878	$442,927
Net assets	$22,758,444	$30,332,098	$11,899,236	$2,071,876	$157,242
Capital stock	$59,680,456	$52,469,422	$20,976,391	$8,316,221	$4,512,247
Number of shares	104,536,561	96,251,717	70,914,983	37,527,290	20,735,499
Dividends per common share	Nil	Nil	Nil	Nil	Nil
Diluted net income (loss) per share	($0.15)	($0.16)	($0.06)	($0.07)	($0.13)

Canadian GAAP		Fiscal Year Ended November 30
	2007	2006	2005	2004	2003
Net operating revenue	Nil	Nil	Nil	Nil	Nil
Loss from operations	($7,916,250)	($11,630,209)	($2,832,810)	($957,202)	($1,941,606)
Loss from continuing operations	($7,916,250)	($11,630,209)	($2,832,810)	($957,202)	($1,941,606)
Comprehensive loss for the year	($7,916,250)	($11,630,209)	($2,832,810)	($957,202)	($1,941,606)
Loss from operations per share	($0.079)	($0.139)	($0.064)	($0.035)	($0.123)
Loss from continuing operations per share	($0.079)	($0.139)	($0.064)	($0.035)	($0.123)
Total assets	$24,384,800	$30,798,020	$11,978,824	$2,155,878	$442,927
Net assets	$22,758,444	$30,332,098	$11,899,236	$2,071,876	$224,842
Capital stock	$50,118,414	$49,775,818	$19,712,747	$7,052,577	$4,248,341
Number of shares	$104,536,561	96,251,717	70,914,983	37,527,290	20,735,499
Dividends per share	Nil	Nil	Nil	Nil	Nil
Diluted net income (loss) per share	($0.079)	($0.139)	($0.064)	($0.035)	($0.123)

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

the Contact Lake Mineral Claims;

•

the Glacier Lake Mineral Claims;

•

the Port Radium – Crossfault Lake Mineral Claims;

•

the Eldorado Uranium Mineral Claims;

•

the North Contact Lake Mineral Claims;

•

the South Eldorado Uranium Project;

•

the Longtom Property;

•

the Longtom Property (Target 1); and

•

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

Figures 1 and 2

160°0'0"W
140°0'0"W
120°0'0"W
80°0'0"W
60°0'0"W
40°0'0"W
20°0'0"W
Contact Lake / Crossfault / Eldorado / Glacier Lake Projects
Whitehorse
Iqaluit
Longtom / Target 1 Projects
Yellowknife
MacInnis Lake Project
60°0'0"N
50°0'0"N
Edmonton
Vancouver
Calgary
Saskatoon
Regina
Winnipeg
120°0'0"W
100°0'0"W
ALBERTA STAR DEVELOPMENT CORP
Alberta Star Projects
Canada Location Map
As Shown
1
Feb 2008
TERRACAD LTD.
1.0

Inuvik
120°0'0"W
100°0'0"W
70°0'0"N
Northwest Territories
Great Bear Lake
Yuk
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

Figure 3

ARCTIC
PLATFORM
CORONATION GULF
Coppermine
Homocline
Port Radium - Echo Bay
IOCG Project
GREAT BEAR
LAKE
Terra
Hottah
Terrane
Great Bear Magmatic Zone
Torrnal Ridge
Akaitcho Thrust-fold Belt
Kilohigok
Basin
Thelon Magmatic Zone
SLAVE CRATON
Thelon
Basin
MACKENZIE
PLATFORM
YELLOWKNIFE
GREAT SLAVE
LAKE
CHURCHILL
HINTERLAND

Temporal classification of principal geotechnic elements adjacent to the Slave Craton
After: Hoffman, P. and Hall, L. – GSC Open file 2559 (1993)

LEGEND

0 50 100
kilometres

ALBERTA STAR DEVELOPMENT CORP.

Contact Lake Project

Tectonic Setting

Contact Lake – NWT

FIGURE: 3

Figure 4

Alberta Star
Port Radium - Echo Bay
IOCG PROJECT
(U-Ag-Cu-Ni-Co-Au)
Port Radium
GREAT BEAR LAKE
HOTTAH LAKE
Alberta Star
Longtom Property
Cu-Co-Au-Ag-U
LAC LA MARTRE
A11
67
66
65
64
118
116
LEGEND
Neoproterozoic
0.78 Ga:
Hottah sheets in Wopmay orogen: gabbro, diabase
Mesoproterozoic
1.27 Ga:
Paleoproterozoic
1.87 - 1.84 Ga:
1.87 - 1.86 Ga:
1.88 - 1.87 Ga:
1.98 - 1.89 Ga:
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

Figure 5

CROSS FAULT
ECHO BAY
ELDORADO
CLEAVER FAULT
LINDSLEY BAY
MYSTERY ISLAND
CAMERON BAY
CAMERON / REID FAULT
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
Local Geology
Contact Lake - NWT
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

The Eldorado & Contact Lake IOCG & Uranium Projects 2008 Explorations Program

Proposed personnel requirements and budgets for the 2008 drilling and exploration programs are illustrated in the Tables below.

	# Personnel	Days
Diamond Drillers (two drills)	8	120
Drill Foreman	1	120
Geologists - Drill support	2	120
Core samplers, splitters, sawers, geo-assistants	3	120
Field Geologists - experienced	2	60
Student geo-assistants	2	30
Geophysics crew	2	60
Line cutters	2	30
Cook	2	120
Camp Manager and Logistics	1	120
Helicopter Pilot	2	120
Miscellaneous Project Support (helicopter-mechanic, Government geologists,		variable
remote sensing mechanics, etc)	2
Visitors (government, geologists, community leaders, etc)	2	variable
Project Manager	1	120

Total	32

The Eldorado & Contact Lake IOCG & Uranium Projects 2008 - Budget

Field Geology
Geologists, line cutting	450,000
Reconnaissance mapping, sampling, ground I.P.
Detailed mapping and sampling, geological support
Geophysics
IP and surveying	50,000

Camp Operations, Logistics, Fixed-Wing and Air Support	750,000

Diamond Drilling
3,000 to 5,000 meters (20 holes)
Sampling and assaying
Helicopter support	1,100,000

Program Total	$2,350,000

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

		10,601.57

Figure 6

ALBERTA STAR DEVELOPMENT CORP
Project Map
Contact Lake Claim Map
As Shown
6
Feb, 2008
TERRACAD LTD.
1.0 NAD 83 Z 11
Legend
Past Producing Mine
0
2,000
4,000
Meters
CROSS FAULT
ECHO BAY
ELDORADO
BONANZA
EL BONANZA
BON 1
BON 2
F91864
BON 3
F91865
COBALT 1
F91852
COBALT 2
F91853
COBALT 3
F91854
COBALT 4
COBALT 5
F91856
COBALT 6
F91857
BEN 1
F91861
BEN 2
CONTACT
SC 1
F54380
SC 3
F59518
SC
SC 2
450000
455000
460000
465000
7330000
7325000
7320000
7315000
7310000
7305000
N
S
E
W

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

•

K2-07-11 intersected 60.20 meters of 0.37% copper including 3.10 meters of 0.93% copper. Other mineralized zones in this drill hole includes 13.14 meters of 0.30% copper including 1.50 meters of 0.60% copper, 0.12% zinc and 12 g/ton silver. Other zones of 24.70 meters of 0.27% copper and 30.23 meters of 0.17% copper were intersected in this drill hole.

•

K2-07-12 intersected 93.00 meters of 0.35% copper including 1.35 meters of 1.45% copper.  Other mineralized zones of 44.52 meters of 0.33% copper and 42.50 meters of 0.32% copper were intersected in this drill hole. Also 2.97 meters of 27.3 g/ton silver including 0.77 meter of 69.0 g/ton silver was intersected in this hole.

•

K2-07-13 intersected 36.70 meters of 1.11% copper including 0.90 meter of 5.45% copper, 5.20 meters of 1.31% copper, 7.40 meters of 2.96% copper and 3.00 meters of 0.45% copper.

•

K2-07-16 intersected 1.5 meters of 1,467 g/ton silver and 0.32% copper.

•

K2-07-18 intersected 5.5 meters of 0.143% copper as well as 1.5 meters of 0.134% cobalt.

•

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

•

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
ECHO BAY
ELDORADO
BON 3
F91865
K2
BON 2
F91864
BON 1
F91863
BONANZA
EL BONANZA
Mile Lake
COBALT 1
F91852
COBALT 2
F91853
COBALT 3
F91854
BEN 1
F91861
COBALT 5
F91856
BEN 2
F91862
South Echo Gossan Bay
CONTACT
COBALT 6
F91857
SC 1
F54380
COBALT 4
F91855
Contact Lake
SC 3
F59518
SC
F59504
SC 2
F54517
Skinny Lake
Legend
Past Producing Mine
0
2,000
4,000
Meters
ALBERTA STAR DEVELOPMENT CORP
Project Map
Title
Contact Lake, Mile Lake, K2,
Skinny Lake, & South Echo Bay Gossan
Diamond Drill Location Map
Scale
As Shown
Design
Figure
7
Date
Feb, 2008
Drawing
TERRACAD LTD.
Rev
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
F54519
ECHO BAY
ECHO
F54519
7330000
ELDORADO
GLAC-1
F54373
7330000
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

•

PR-07-11 intersected 0.5 meters of 2.3 g/ton gold as well as another 0.3 meters of 2.3 g/ton gold

•

PR-07-12 intersected 0.47 meter 0.22% lead, 0.9% zinc, 0.5 % cobalt and 7.7 g/tonne silver.

•

PR-07-13 intersected 0.25 meter of 1.45% copper and 1.41% U3O8.

•

PR-07-14 intersected 1.49 meters of 0.44% copper and 0.30 meter of 0.21% U3O8.

•

PR-07-15 intersected 8.14 meters of 0.68% copper, 22.9 g/tonne silver. This included 2.26 meters of 2.02% copper, 73.4 g/tonne silver.  Subsequent sections comprised 0.25 meters of 2.5% cobalt with 1.7% bismuth and 0.53 meters of 0.17% U3O8 and 0.98% cobalt.

•

PR-07-16 intersected 4.82 meters of 0.47% copper, and also several vanadium-bearing zones including 25.51 meters of 0.22% vanadium (as V205) and also 45.22 meters of 0.20% vanadium (as V205).

•

PR-07-17 intersected 15.46 meters of 0.27% lead, 1.67% zinc including 7.67 meters of 0.43% lead and 2.93% zinc, 4.51 meters of 1.42% lead and 0.93% zinc including 1.51 meters of 3.81% lead and 1.22% zinc.

•

PR-07-18 intersected 1.5 meters of 0.25% zinc and 0.23% V2O5; 4.5 meters of 0.31% copper, 0.28% lead and 0.35% zinc including 1.5 meters of 0.87% copper, 0.66% lead, 0.65% zinc and 6.5 g/ton silver; 1.26 meters of 1.01% lead and 0.51% zinc; 10.74 meters of 0.12% copper, 0.72% zinc including 1.74 meters of 2.45% zinc, 12.30 g/ton silver and 0.16% V2O5 and 1.50 meters of 0.13% lead, 0.31% zinc, and 0.12% V2O5.

•

PR-07-19 intersected several zones of zinc mineralization including 4.5 meters of 0.17% zinc, 1.5 meters of 0.14% zinc and 4.5 meters of 0.14% zinc.

•

PR-07-20 intersected 9.0 meters of 0.25% zinc including 1.49 meters of 1.0% zinc.  31.65 meters of 0.22% copper and 24.2 g/ton silver, including: 0.57 meter of 4.4% copper, 0.11% lead, 0.39% zinc, 46.8 g/ton silver and 0.21% V2O5, 3.0 meters of 0.39% copper and 206.5 g/ton silver and 4.5 meters of 0.18% V2O5.

•

PR-07-21 intersected 12.34 meters of 1.01% zinc and 0.25% lead; 15.0 meters of 0.12% zinc and 0.15% V2O5 and 4.9 meters of 0.22% lead, 0.44% zinc and 0.11% V2O5.

•

PR-07-22 include 21.08 meters of 2.23% copper, 65.21 g/ton silver and 0.20% V2O5 including 7.50 meters of 2.74% copper, 102.09 g/ton silver and 0.19% V2O5 and 3.58 meters of 3.90% copper, 66.37 g/ton silver and 0.13% V205 as well as 1.50 meters of 4.77% copper, 168.07 g/ton silver and 0.58meters of 9.47% copper and 182.40 g/ton silver.  0.70 meter of 1.49% copper 52.0 g/ton.  0.41 meter of 2.86% copper, 123 g/ton silver and 0.14% V2O5.  15 meters of 0.14% copper, 0.33% zinc and 0.12% V2O5.

•

PR-07-23 intersected 185.4 meters of 0.12% V2O5 including 28.24 meters of 0.21% V2O5; 34.20 meters of 0.26% zinc; 8.82 meters of 0.21% zinc and 11 g/ton silver including 2 meters of 0.25% zinc and 30.2 g/ton silver and 0.10% nickel

•

PR-07-24 intersected 18.45 meters of 0.453% copper, 0.249% lead, 0.480% zinc, 42.6 g/ton silver including 1.82 meter of 2.485% copper, 0.525% lead and 200.8 g/ton silver;1.50 meters of 2.190% zinc, 1.060% lead and 21.9 g/ton silver: 14.50 meter of 0.480% zinc, 0.116% lead and 6.1 g/ton silver: 9.37 meters of 0.573% copper, 0.043% uranium (U3O8) and 0.089% vanadium (V2O5) including 1.50 meter of 0.097% uranium (U3O8) as well as 1.06 meter of: 1.85% copper, 0.142% uranium (U3O8) and 0.110% vanadium (V2O5).

•

PR-07-25 intersected 1.45 meters of 39.9 g/ton silver, 0.403% copper, 0.333% lead, 0.207% zinc, 0.123% nickel, and 0.126% cobalt; 1.5 meters of 1.89% zinc, 1.04% lead and 14.2 g/ton silver; 49.7 meters of 0.145% zinc and 212.05 meters of vanadium (V2O5)

•

PR-07-26 intersected 32.20 meters of 0.33% zinc, 0.20% lead and 4.4 g/ton silver; 0.85 meter of 2.12% zinc, 4.29% lead, 0.27% copper and 62.5 g/ton silver and 11.65 meters of 0.19% vanadium (V2O5)

•

PR-07-27 intersected 43.50 meters 40.9 g/ton silver, 0.20% copper, 0.14% lead, and 0.15% zinc; 15 meters of 0.24% copper as well as another 15 meters of 0.22% zinc; 1.5 meters of 1.80% copper and 24.3 g/ton silver and 1.5 meters of 1.65% copper and 24.3 g/ton silver.

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

•

EBM-07-06 intersected 7.50 meters of 0.18% copper and 0.12% zinc within that 1.50 meter 0.42% copper. Another zone of 0.58 meter of 0.43% lead was also intersected in this drill hole.

•

EBM-07-08 intersected 24.75 meters of 2.50% lead, 0.49% copper, 0.31% zinc and 26.50 g/ton silver, within that 4.50 meters of 8.38% lead, 0.50% copper, 0.68% zinc and 34.4 g/ton silver. Also several mineralized zones enriched in copper, lead or zinc were intersected in this drill hole.

•

EBM-07-09 intersected several zinc-bearing zones including 3.0 meters of 0.27% zinc, 2.9 meters of 0.38% zinc, 1.5 meters of 0.20% zinc and 6 meters of 0.22% zinc. Also 1.5 meters of 0.27% copper was intersected.

•

EBM-07-11 intersected several mineralized zones including 58.25 meters of 0.61% zinc, 0.20% lead, and 2.44 g/ton silver and within that 1.50 meters of 2.56% zinc, 0.43% lead and 6.63 g/ton silver and also 1.50 meters of 2.35% zinc, 0.79% lead and 3.90 g/ton silver was intersected in this drill hole.

•

EBM-07-12 intersected 15.50 meters of 0.54% zinc and 0.20% copper and 3.29 g/ton silver including 2 meters of 0.16% copper, 0.30% lead, 1.27% zinc and 3.33 g/ton silver. Other mineralized zones include 3 meters of 0.43% lead and 0.14% zinc and 4.0 meters of 0.1% copper, 0.56% lead, 0.19% zinc; 3 meters 0.16% lead and 0.39% zinc.

•

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

•

CB-07-4 intersected 6.0 meters of 0.37% zinc

•

CB-07-5 intersected 1.5 meters of 0.33% copper, 0.36% zinc and 3.9 g/ton silver

•

CB-07-6 intersected several mineralized zone including 2.0 meters of 0.40% copper, 3.09% zinc and 37.2 g/ton silver

•

CB-07-13a intersected 10.0 meters of 0.22% copper as well as 10.5 meters 0.13% copper and 0.25 meters of 0.12% U3O8

•

CB-07-14 intersected 52.0 meters of 0.30% copper as well as 31.55 meters of 0.34%

copper

•

CB-07-15 intersected 13.30 meters of 0.21% copper as well as 1.55 meter of 0.69% copper and 20.6 g/ton silver, 4.2 meters of 0.37% copper, 0.23% V2O5 and also 1.5 meters of 0.23% V2O5

•

CB-07-16 intersected 13.5 meters of 0.15% copper

Figure 9

455000
7335000
7330000
7325000
N
S
E
W
RAD 1
F91859
GOSSAN 2
F91858
CROSS
F91458
Glacier Lake
RAD 2
F91860
ECHO
F54519
ECHO
F54519
Eldorado
Echo Bay
ELDORADO
GLAC-1
F54373
Legend
Diamond Drilling Area
Past Producing Mine
Contact Lake / Eldorado / Echobay Claims
0
1,000
2,000
Meters
GLAC-2
F54374
ALBERTA STAR DEVELOPMENT CORP
Project Map
Eldorado, Echo Bay, Glacier Lake
Diamond Drilling Map
As Shown
9
Feb, 2008
TERRACAD LTD.
1.0 NAD 83 Z 11

3.

Port Radium – Crossfault Lake Mineral Claims, Northwest Territories

During the year ended November 30, 2005, we acquired a 100% undivided right, title and interest, subject to a 2% NSR, in five mineral claims totalling 1,447.26 ha (3,574.73 acres) (the “Port Radium – Crossfault Lake Mineral Claims”) located north of Port Radium on Great Bear Lake, NT, for cash payments of $60,000 (paid) and 450,000 common shares (issued and valued at $297,000) of the Company.  We may purchase one-half of the NSR for a one-time payment of $1,000,000 (figure 10).

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
1,000
2,000
3,000
Meters
Legend
Crossfault Lake Mineral Claims
Past Producing Mine
ALBERTA STAR DEVELOPMENT CORP
Project Map
Crossfault Lake Mineral Claims
As Shown
10
Feb, 2008
TERRACAD LTD.
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
N
S
W
E
Great Bear Lake
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
W
E
S
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
Title:
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
ML3759
Damp Claim Lease
Longtom Lake
7225000
7220000
Zebulon Lake
7215000
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
N
S
E
W
Longtom Lake
Zebulon Lake
TARGET 1
(F71013)
0
2,000
4,000
Meters
ALBERTA STAR DEVELOPMENT CORP
Project Map
Target 1 Claim Map
Scale: As Shown
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
		10,596.35

Figure 16

540000 mE
544000 mE
548000 mE
6808000 mN
6804000 mN
6800000 mN
6796000 mN
Taltson River
RGnM
INN 2
INN 3
INN 4
INN 5
INN 6
INN 7
INN 8
INN 9
INN 10
INN 11
INN 12
KULT 2
KULT 3
KULT 4
KULT 5
Trench E
Trench D
Trench A, B
Trench C
Taltson 8771
BRAGON
ACE
ISLAND
WELCH
DUSSEAULT
NTh
NTa
NThy
NHj
NTr
My
D, Gb
MacInnis Lake
Maurice 6
KULT 49
Maurice 3
MacInnis 2692
MacInnis 2691
COLE
COLE W
KULT 82
Maurice 2
MOFFAT
MacInnis 1523
MacInnis 1530
Maurice 12
MacInnis 2111
Maurice 14
MacInnis 2110
KULT
Anomaly 23
PYRAMID
0 0.5 1
kilometers
LEGEND
Mineral Showings
Deposit Type
Development Stage
SYMBOLS
ALBERTA STAR DEVELOPMENT CORP.
MacInnis Lake Project
MacInnis Lake Property Map
&
Local Geology
MacInnis Lake - NWT
FIGURE : 16

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

A.

Operating Results

Year ended November 30, 2007 compared to year ended November 30, 2006

We incurred a net loss of $7,916,250 for the fiscal year ended November 30, 2007 as compared to a loss of $11,630,209 for fiscal 2006. The decrease in our net loss in the 2007 fiscal year over 2006 can be attributed to the acceleration of our exploration costs, relating to our mineral property interests in the Northwest Territories, and in particular, to our Contact Lake Mineral Claims and Eldorado/Port Radium – Glacier Lake Mineral Claims, on which we spent a total of $5,968,067 and $5,524,766 respectively.  This increase was partially offset by an increase in future income tax recovery to $7,123,638 from the $1,429,960 recorded during fiscal 2006, an increase in interest income during fiscal 2007 to $1,279,560 from the $802,010 earned during the prior fiscal period and a decrease in stock-based compensation, a non-cash expense, to $1,970,027 from the $3,237,869 incurred during fiscal 2006.

This increase in development activities incurred a corresponding increase in general and administration expenses for the year ended November 30, 2007 of $288,740; a total of $4,691,433 was spent in fiscal year 2007, as compared to $4,402,693 in the comparable period of 2006. There were notable increases in the areas of advertising and promotion expenses (2007 - $475,043, 2006 - $247,563), filing and financing fees (2007 - $136,896, 2006 - $93,387), Part XII.6 tax (2007 - $556,200, 2006 - $Nil), legal and accounting expenses (2007 - $314,683, 2006 - $178,794) and salaries and benefits (2007 – $397,982, 2006 - $Nil)

Year ended November 30, 2006 compared to year ended November 30, 2005

We incurred a net loss of $11,630,209 for the fiscal year ended November 30, 2006 as compared to a loss of $2,832,810 for fiscal 2005. The increase in our net loss in the 2006 fiscal year over 2005 can be attributed to the acceleration of our exploration costs, relating to our mineral property interests in the Northwest Territories, and in particular, to our Contact Lake Mineral Claims and Eldorado/Port Radium – Glacier Lake Mineral Claims, on which we spent a total of $8,359,925 and $844,582 respectively.

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

Year ended November 30, 2005 compared to year ended November 30, 2004

We incurred a net loss of $2,832,810 for the fiscal year ended November 30, 2005 as compared to a loss of $957,202 for fiscal 2004. The increase in our net loss in the 2005 fiscal year over 2004 can be attributed to the acceleration of our acquisition and exploration costs, relating to our mineral property interests in the Northwest Territories, and in particular, to our Contact Lake Property, on which we spent a total of $1,086,292.

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

1.

During the year ended November 30, 2007, we issued 1,844,450 common shares valued at a price of $0.75 per share upon the exercise of previously outstanding share purchase warrants.  As at November 30 2007, no share purchase warrants in this series remain outstanding.

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

11.

On November 7, 2007, we entered into an Amending Agreement with the holders of 3,250,000 existing options amending the exercise price from $1.57 to $0.85 per share and the expiry date from  September 27, 2008 to November 7, 2010.  The stock-based compensation expense related to this repricing of 3,250,000 stock options was $1,119,365.

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

ITEM 6 - Directors, Senior Management and Employees

A.

Directors and Senior Management

Directors

Name of Director	Age	Date of First Election or Appointment
Tim Coupland	49	September 14, 2000
Michael Bogin	62	September 14, 2000
Tracy A. Moore	54	September 2, 2005
Robert Hall	30	September 27, 2006
Stuart Rogers	51	March 1, 2007

Executive Officers and Management

Name of Officer	Age	Office
Tim Coupland	49	President, Chief Executive Officer
Ann-Marie Cederholm +	32	Chief Financial Officer and Corporate Secretary
Robert Hall	30	Manager of Field Operations

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

2007 Summary Compensation Table

NAME AND PRINCIPAL POSITION	ANNUAL COMPENSATION				LONG-TERM COMPENSATION
			Other Annual					LTIP
	Salary	Bonus	Compensation		Awards			payouts	Other
					Restricted Stocks	Options/ SARs(1)
Tim Coupland
President, Chief Executive Officer and Director	$183,333	$100,000	$17,500	(2)	Nil	1,500,000	(3)	Nil	Nil
Ann-Marie Cederholm
Chief Financial Officer and Corporate Secretary	$75,500	$2,500	$4,025	(4)		50,000	(3)	Nil	Nil
Robert Hall
Vice President of Field Operations and Director	$60,500	$5,000	$9,000	(5)	Nil	150,000	(3)	Nil	Nil
Michael Bogin
Director	Nil	$5,000	$11,000	(6)	Nil	50,000	(3)	Nil	Nil
Tracy A. Moore
Director	Nil	$5,000	$12,000	(6)	Nil	125,000	(3)	Nil	Nil
Stuart Rogers
Director	Nil	Nil	$9,000	(6)	Nil	150,000	(3)	Nil	Nil

Notes:
(1)	“Securities Under Options/SARs Granted” are grants made under the stock option plan of the Corporation. “SAR” means stock appreciation rights.
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

D.

Share Ownership

Our directors and officers beneficially own the following shares as of the date of this annual report:

Common Shares

	Number of Common Shares	Percentage of Outstanding
Director or Officer	Owned(1)	(%)(1)(2)
Tim Coupland(3)	6,561,454	6.28
Michael Bogin(4)	57,600	0.06
Tracy A. Moore(5)	309,300	0.30
Stuart Rogers(6)	170,000	0.16
Robert Hall(7)	192,000	0.18
Ann-Marie Cederholm(8)	66,500	0.06

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

(6)	Includes 150,000 common shares Stuart Rogers has the right to acquire pursuant to outstanding stock options which are exercisable within 60 days of April 4, 2008.
(7)	Includes 150,000 common shares Robert Hall has the right to acquire pursuant to outstanding stock options which are exercisable within 60 days of April 4, 2008.
(8)	Includes 50,000 common shares Ann-Marie Cederholm has the right to acquire pursuant to outstanding stock options which are exercisable within 60 days of April 4, 2008.

Stock Options

The following incentive stock options are currently outstanding to our directors and officers:

Shares that may be Purchased Upon Exercise of Stock Options

	Number of Common	Exercise Price
Director or Officer	Shares	($)	Expiry Date
Tim Coupland	2,050,000	0.60	January 27, 2009
	1,500,000	0.85	November 7, 2010
Michael Bogin	50,000	0.85	November 7, 2010
Tracy A. Moore	100,000	0.20	July 7, 2008
	25,000	0.60	January 27, 2009
	125,000	0.85	November 7, 2010
Stuart Rogers	150,000	0.85	November 7, 2010
Robert Hall	150,000	0.85	November 7, 2010
Ann-Marie Cederholm	50,000	0.85	November 7, 2010

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

•

We paid or accrued office secretarial fees of $8,500 to Tamiko Coupland, the wife of our President, Tim Coupland.  On March 1, 2007 Tamiko Coupland became an employee of the Company and the corresponding salaries and benefits are included in salaries and benefits expense;

•

We paid or accrued management fees of $117,500 to a company controlled by Tim Coupland.  On January 1, 2007 Tim Coupland became an employee of the Company and the corresponding salaries and benefits are included in salaries and benefits expense;

•

We paid or accrued director fees of $17,000 to a company controlled by Tracy A. Moore;

•

We paid or accrued director fees of $16,000 to a partnership controlled by Michael Bogin;

•

We paid or accrued director fees of $9,000 to Stuart Rogers;

•

We paid or accrued director fees of $14,000 to a company controlled by Robert Hall.  On January 1, 2007 Robert Hall became an employee of the Company and the corresponding salaries and benefits are included in salaries and benefits expense;

•

We paid or accrued accounting fees of $6,525 to a proprietorship controlled by Ann-Marie Cederholm.  On January 1, 2007 Ann-Marie Cederholm became an employee of the Company and the corresponding salaries and benefits are included in salaries and benefits expense; and

•

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

•

Balance sheets;

•

Statements of loss, comprehensive loss and deficit;

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

•

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

Management assessed the effectiveness of the Company’s Internal Control over Financial Reporting as of December 31, 2007.  In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal-Control-Integrated-Framework.

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

•

our balance sheets as at November 30, 2007 and 2006;

•

the following statements for the fiscal years ended November 30, 2007, 2006, and 2005, as well as information from our inception to November 30, 2007:

•

statements of loss, comprehensive loss and deficit

•

statements of cash flows; and

•

statements of changes in shareholders’ equity.

All of these were audited by our auditor, James Stafford, Chartered Accountants.

The financial statements are prepared in accordance with Canadian GAAP and are reconciled to US GAAP in note 18 to the financial statements. All figures are expressed in Canadian dollars.

Alberta Star Development Corp.

(An Exploration Stage Company)

Financial Statements

(Expressed in Canadian Dollars)

30 November 2007

JAMES STAFFORD
Report of Independent Registered Public Accounting Firm

James Stafford

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

As discussed in Note 19, the accompanying financial statements have been restated.

/s/ James Stafford
Vancouver, British Columbia, Canada	Chartered Accountants

20 February 2008, except for Notes 3, 18 and 19, as to which the date is 15 January 2009

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

Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States of America), our report to the Shareholders and Board of Directors dated 20 February 2008, except for Notes 3, 18 and 19, as to which the date is 15 January 2009, is expressed in accordance with Canadian reporting standards, which do not permit a reference to such conditions and events in the report when these are adequately disclosed in the financial statements.

/s/ James Stafford
Vancouver, British Columbia, Canada	Chartered Accountants

20 February 2008, except for Notes 3, 18 and 19, as to which the date is 15 January 2009

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

Nature and Continuance of Operations (Note ), Commitments (Note 13), and Subsequent Event (Note 17)

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

Alberta Star Development Corp.
(An Exploration Stage Company)
Statements of Cash Flows
(Expressed in Canadian Dollars)

	Cumulative
	amounts from
	inception to 30	For the year ended	For the year ended	For the year ended
	November 2007	30 November 2007	30 November 2006	30 November 2005
	$	$	$	$

Cash flows from operating activities
Net loss for the year	(27,359,970)	(7,916,250)	(11,630,209)	(2,832,810)
Adjustments to reconcile loss to net cash used by
operating activities
Interest income accrued	(61,202)	(61,202)	-	-
Acquisition of mineral property interests	1,241,000	-	182,500	599,000
Amortization of property, plant and equipment	155,554	112,490	15,838	6,684
Gain on sale of available-for-sale securities	(126,466)	(126,466)	-	-
Financing fees	38,000	-	-	-
Future income tax recovery	(9,729,166)	(7,123,638)	(1,429,960)	-
Recovery of mineral property costs	(82,000)	-	-	(82,000)
Stock-based compensation	5,615,141	1,970,027	3,237,869	185,580
Write-down of available-for-sale securities	10,000	-	10,000	-
Write-off of plant, property and equipment	12,517	6,497	2,355	2,536
Gain on sale of mineral property interests	(16,565)	-	-	-
Changes in operating assets and liabilities
(Increase) decrease in amounts receivable	(615,775)	(257,348)	(317,584)	65,341
(Increase) decrease in prepaid expenses	-	111,016	(111,016)	92,735
Increase (decrease) in accounts payable and accrued
liabilities	1,693,274	1,160,434	386,334	(4,414)

	(29,225,658)	(12,124,440)	(9,653,873)	(1,967,348)

Cash flows from investing activities
Purchase of property, plant and equipment	(724,976)	(568,040)	(111,504)	(8,361)
Proceeds on sale of property, plant and equipment	428	-	-	428
Proceeds on sale of available-for-sale securities	215,031	198,466	-	-

	(509,517)	(369,574)	(111,504)	(7,933)

Cash flows from financing activities
Issuance of common shares for cash	5,612,822	-	-	3,460,875
Issuance of flow-through shares for cash	22,334,064	-	16,556,290	2,936,950
Issuance of warrants for cash	11,099,845	-	5,740,710	4,102,176
Warrants exercised	14,443,891	5,183,706	6,467,056	1,361,462
Options exercised	1,402,442	320,000	520,000	355,149
Share issuance costs	(2,006,544)	-	(1,218,894)	(341,022)
Share subscriptions received in advance	-	(7,500)	7,500	-

	52,886,520	5,496,206	28,072,662	11,875,590

Increase (decrease) in cash and cash equivalents	23,151,345	(6,997,808)	18,307,285	9,900,309

Cash and cash equivalents, beginning of year	-	30,149,153	11,841,868	1,941,559

Cash and cash equivalents, end of year	23,151,345	23,151,345	30,149,153	11,841,868

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

The Company follows the recommendations of the Emerging Issues Committee (“EIC”) of the CICA with respects to flow-through shares, as outlined in EIC-146.  The application of EIC-146 requires the recognition of the foregone tax benefit on the date the Company renounces the tax credits associated with the exploration expenditures, provided there is reasonable assurance that the expenditures will be made.  The recommendations apply to all flow-through share transactions initiated after 19 March 2004.

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

-

Requirements for an entity to disclose qualitative information about its objectives, policies and processes for managing capital;

-

A requirement for an entity to disclose quantitative data about what it regards as capital; and

-

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

Expenditures related to the Eldorado Uranium Mineral Claims can be summarized as follows:

	Cumulative
	amounts from	For the year	For the year	For the year
	inception to	ended 30	ended 30	ended 30
	30 November	November	November	November
	2007	2007	2006	2005
	$	$	$	$

Exploration operating expense
Claim maintenance and permitting	526	526	-	-
Acquisition of mineral property
interests	20,000	-	-	20,000

	20,526	526	-	20,000

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

The following assumptions were used for the Black-Scholes valuation of stock options granted and repriced during the year:

	2007	2006	2005

Risk free interest rate	4.46%	4.36%	3.22%
Expected life	3.00	1.75	2.00
	years	years	years

Annualized volatility	91.34%	94.98%	83.75%

Expected dividends	-	-	-

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

14.

Income Taxes

Provision for income taxes

The provision for (recovery of) income taxes differs from the amount that would have resulted by applying Canadian federal and provincial statutory tax rates of 32.12% (2006 – 32.49%, 2005 – 33.60%).

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

.

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

18.

Reconciliation of Canadian and United States Generally Accepted Accounting Principles

The financial statements of the Company have been prepared in accordance with Canadian GAAP, which differ in certain material respects from United States GAAP.  Had the Company prepared the financial statements in accordance with United States GAAP, certain items on the balance sheets and statements of operations, deficit and cash flows would have been reported as follows:

	2007	2006	2005
	$	$	$

Statement of loss

Net loss for the year based on Canadian
GAAP	(7,916,250)	(11,630,209)	(2,832,810)
Stock based compensation (Note 18(0))	-	-	-
Income tax expense on current year
United States GAAP adjustments – Flow-
through shares (Note 18(i))	(6,868,438)	(1,429,960)	-

Net loss for the year based on United
States GAAP	(14,784,688)	(13,060,169)	(2,832,810)

Other comprehensive income (loss) (Note
18(iv))	(86,000)	38,000	48,000

Comprehensive loss for the year based on
United States GAAP	(14,870,688)	(13,022,169)	(2,784,810)

	2007	2006	2005
	$	$	$

Loss and comprehensive loss per share,
basic and diluted	(0.15)	(0.16)	(0.06)

Shareholders’ equity

Canadian GAAP	22,758,444	30,332,098	11,899,236
Flow-through shares (Note 18(i))	-	-	-
Other comprehensive income (Note
18(iv))	(86,000)	38,000	48,000

United States GAAP	22,672,444	30,370,098	11,947,236

Balance sheet difference

	2007	2006
	$	$
Share capital

Canadian GAAP	50,118,414	49,775,818
Flow-through shares (Note 18(i))	9,372,866	2,504,428
Stock-based compensation (Note 18(ii))	189,176	189,176

United States GAAP	59,680,456	52,469,422

Deficit

Canadian GAAP	(27,359,970)	(19,443,720)
Flow-through shares (Note 18(i))	(9,372,866)	(2,504,428)
Stock-based compensation (Note 18(ii))	(189,176)	(189,176)

United States GAAP	(36,922,012)	(22,137,324)

	2007	2006	2005
	$	$	$

Accumulated other comprehensive income

Canadian GAAP	-	-	-
Unrealized (realized) gain on available-
for-sale securities	(86,000)	38,000	48,000

United States GAAP	(86,000)	38,000	48,000

i.

Flow-through shares

Flow-through shares are typically issued by Canadian Exploration Stage Companies.  The flow-through shares permit the investor to claim deductions for tax purposes related to expenditures incurred by the issuer.  The issuer explicitly renounces the right to claim these deductions.  The investor’s tax base is reduced by the amount of deductions taken.

Proceeds from the sale of flow-through shares would be classified as restricted cash until the expenditures actually occur.  As of 30 November 2007, for United States GAAP purposes, cash of approximately $3,019,114 would be classified as restricted.

Under Canadian GAAP, when the flow-through shares are issued they are recorded at their face value. When the entity acquires assets the carrying value may exceed the tax basis as a result of the enterprise renouncing the deductions to the investors.  The tax effect of this temporary difference is recorded as a reduction in share capital and an increase in deferred tax liability.

Under United States GAAP, when flow-through shares are issued, the proceeds related to the issuance of the flow through shares are allocated between the offering of shares and the sale of tax benefits.  A balance of the proceeds equal to the excess of the price paid for the flow-through shares by the investor over the quoted market price is recorded as a liability.  The remaining proceeds are recognized as an increase in share capital.  The liability is reversed when the tax benefits are renounced to the investor and a deferred tax liability is recognized at that time.  Income tax expense is the difference between the amount of the deferred tax liability and the liability recognized on issuance.

Under both Canadian and United States GAAP, to the extent that the Company has available tax pools for which a full valuation allowance has been provided, any deferred tax liability is recognized in earnings as a reduction in the valuation allowance at the time of renunciation of the flow-through shares.

During the year ended 30 November 2005, the Company issued 10,000,000 flow-through common shares for total proceeds of $4,500,000.  The excess of the price paid for the shares over the quoted market price was $Nil.  All of these amounts were renounced to the respective investors during the year ended 30 November 2006.

During the year ended 30 November 2006, the Company issued 5,500,000 and 6,380,000 flow-through common shares for total proceeds of $10,175,000 and $12,122,000, respectively.  The excess of the price paid for the shares over the quoted market price was $255,200.  All of these amounts were renounced to the respective investors during the year ended 30 November 2007.

During the year ended 30 November 2007, under Canadian GAAP, the Company recorded a reduction in share capital and corresponding increase in deferred tax liability of $7,123,638 (2006 - $1,429,960, 2005 - $Nil).  All deferred tax liabilities were recognized in earnings as a reduction in the valuation allowance at the time of renunciation of the flow-through shares.

During the year ended 30 November 2007, under United States GAAP, the Company recorded an increase in liability of $Nil related to the excess of the price paid for the flow-through shares by the investor over the quoted market price and the remaining proceeds of $Nil were recognized as an increase in share capital (increase in liability 2006 - $255,200, 2005 - $Nil) (increase in share capital 2006 - $22,041,800, 2005 - $4,500,000).  Upon renunciation during the year ended 30 November 2007, the Company reversed the liability of $255,200 (2006 - $Nil, 2005 - $Nil).  All deferred tax liabilities were recognized in earnings as a reduction in the valuation allowance at the time of renunciation of the flow-through shares.  This resulted in an income tax expense of $6,868,438 for the year ended 30 November 2007 (2006 - $1,429,960, 2005 - $Nil).

The net effect to report net loss for the year ended 30 November 2007 under United States GAAP rather than Canadian GAAP is to increase the net loss as reported in Canadian GAAP by $6,868,438 (2006 - $1,429,960, 2005 - $Nil).

The net effect to report share capital for the year ended 30 November 2007 under United States GAAP rather than Canadian GAAP is to increase the share capital as reported in Canadian GAAP by $9,372,866 (2006 - $2,504,428). Deficit is also increased by this amount under United States GAAP.

ii.

Stock-based compensation

On 1 December 2006, the Company adopted SFAS 123(R) “Share-Based Payment”, a revision to SFAS 123 “Accounting for Stock-Based Compensation”, for all employee stock-based awards granted, modified or settled after the effective date using the fair value measurement method.  Compensation cost is recognized over the period during which an employee is required to provide service in order to earn the award.  SFAS 123(R) was adopted using the modified prospective method without restatement of prior periods.  As the Company had previously applied the fair value method of accounting for stock-based compensation under Canadian GAAP since 1 December 2002, the adoption of SFAS 123(R) did not result in any significant differences between Canadian and United States GAAP with respect to stock-based compensation expense in 2007.  The Company is required to estimate forfeitures at the date of grant under United States GAAP, whereas Canadian GAAP requires that forfeitures are accounted for when they occur.  They were no material United States and Canadian GAAP differences attributable to forfeitures.  The Company uses the Black-Scholes option pricing model to value its stock options as described in Notes 3 and 12.

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

The weighted average number of common shares outstanding for calculating basic earnings (loss) per share under United States GAAP for the years ended 30 November 2007, 2006 and 2005 were 100,739,201, 83,573,546 and 44,249,632, respectively.  The calculation of diluted earnings per share for the years ended 30 November 2007, 2006 and 2005 proved to be anti-dilutive.

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

19.

Restatement of Financial Statements

The Company’s statement of cash flows for the year ended 30 November 2007 has been restated to group accounts payable related to mineral property expenditures of $916,052 as at 30 November 2007 with increases in accounts payable and accrued liabilities rather than as a separate line item under cash flows from operating activities.

Additional disclosures have been provided in Note 18: “Reconciliation of Canadian and United States Generally Accepted Accounting Principles” related to the Company’s method of accounting for flow-through shares under US GAAP and stock-based compensation.

Additional disclosure has been provided in Note 3: “Significant Accounting Policies” which now specifically references the Company’s application of EIC-146.

ITEM 18 - Financial Statements

See "Item 17 – Financial Statements."

ITEM 19 - Exhibits

The following exhibits are included herein, except for the exhibits marked with an asterisk, which are incorporated herein by reference.

Exhibit No.	Exhibit Title
1.1(1)	Certificate of Incorporation and Certificate of Amendment and Registration of Restated Articles
1.2(1)	Bylaws
1.3(1)	Articles of Association
4.1	2007 Stock Option Plan
4.2*	Employment Agreement dated March 30, 2007 between Alberta Star Development Corp. and Mr. Tim Coupland, President and Chief Financial Officer.
4.3*	Employment Agreement dated February 5, 2007 between Alberta Star Development Corp. and Ms. Ann-Marie Cederholm, Chief Financial Officer and Corporate Secretary.
4.4	Financial Public Relations Service Agreement dated December 15, 2007 between Alberta Star Development Corp. and MI3 Communications Financieres Inc.
11.1	Code of Ethics
12.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Management’s Discussion and Analysis for the Year Ended November 30, 2007
15.2	Consent of Independent Registered Public Accounting Firm
15.3(2)	Technical Report on the Port Radium – Echo Bay Project dated April 21, 2006 and revised August 10, 2006 prepared by J. Fingler, M.Sc., P.Geo

Notes:

*	Indicates management contract or compensatory plan or arrangement
(1)	incorporated by reference from our Form 20-F that was filed with the commission on June 8, 2001.
(2)	incorporated by reference from our Form 6-K that was filed with the commission on August 30, 2006

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for annual report filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ALBERTA STAR DEVELOPMENT CORP.
Dated: April 4, 2008	By: /s/ Tim Coupland
Tim Coupland, President

Exhibit 4.1

ALBERTA STAR DEVELOPMENT CORP.

STOCK OPTION PLAN

1.

Purpose

The purpose of the Stock Option Plan (the “Plan”) of ALBERTA STAR DEVELOPMENT CORP., a corporation incorporated under the Business Corporations Act (Alberta) (the “Corporation”) is to advance the interests of the Corporation by encouraging the directors, officers, employees and consultants of the Corporation, and of its subsidiaries and affiliates, if any, to acquire common shares in the share capital of the Corporation (the “Shares”), thereby increasing their proprietary interest in the Corporation, encouraging them to remain associated with the Corporation and furnishing them with additional incentive in their efforts on behalf of the Corporation in the conduct of its affairs.

2.

Administration

The Plan shall be administered by the Board of Directors of the Corporation or by a special committee of the directors appointed from time to time by the Board of Directors of the Corporation pursuant to rules of procedure fixed by the Board of Directors (such committee or, if no such committee is appointed, the Board of Directors of the Corporation, is hereinafter referred to as the “Board”).  A majority of the Board shall constitute a quorum, and the acts of a majority of the directors present at any meeting at which a quorum is present, or acts unanimously approved in writing, shall be the acts of the directors.

Subject to the provisions of the Plan, the Board shall have authority to construe and interpret the Plan and all option agreements entered into thereunder, to define the terms used in the Plan and in all option agreements entered into thereunder, to prescribe, amend and rescind rules and regulations relating to the Plan and to make all other determinations necessary or advisable for the administration of the Plan.  All determinations and interpretations made by the Board shall be binding and conclusive on all participants in the Plan and on their legal personal representatives and beneficiaries.

Each option granted hereunder may be evidenced by an agreement in writing, signed on behalf of the Corporation and by the optionee, in such form as the Board shall approve.  Each such agreement shall recite that it is subject to the provisions of this Plan.

3.

Stock Exchange Rules

All options granted pursuant to this Plan shall be subject to rules and policies of any stock exchange or exchanges on which the common shares of the Corporation are then listed and any other regulatory body having jurisdiction hereinafter (hereinafter collectively referred to as, the “Exchange”).

4.

Shares Subject to Plan

Subject to adjustment as provided in Section 16 hereof, the Shares to be offered under the Plan shall consist of common shares of the Corporation’s authorized but unissued common shares.  The aggregate number of Shares issuable upon the exercise of all options granted under the Plan shall not exceed 10% of the issued and outstanding common shares of the Corporation from time to time.  If any option granted hereunder shall expire or terminate for any reason in accordance with the terms of the Plan without being exercised, the unpurchased Shares subject thereto shall again be available for the purpose of this Plan.

5.

Maintenance of Sufficient Capital

The Corporation shall at all times during the term of the Plan reserve and keep available such numbers of Shares as will be sufficient to satisfy the requirements of the Plan.

6.

Eligibility and Participation

Directors, officers, consultants, and employees of the Corporation or its subsidiaries, and employees of person or company which provides management services to the Corporation or is subsidiaries (“Management Company Employees”) shall be eligible for selection to participate in the Plan (such persons hereinafter collectively referred to as “Participants”).  Subject to compliance with applicable requirements of the Exchange, Participants may elect to hold options granted to them in an incorporated entity wholly owned by them and such entity shall be bound by the Plan in the same manner as if the options were held by the Participant.

Subject to the terms hereof, the Board shall determine to whom options shall be granted, the terms and provisions of the respective option agreements, the time or times at which such options shall be granted and vested, and the number of Shares to be subject to each option.  In the case of employees or consultants of the Corporation or Management Company Employees, the option agreements to which they are party must contain a representation of the Corporation that such employee, consultant or Management Company Employee, as the case may be, is a bona fide employee, consultant or Management Company Employee of the Corporation or its subsidiaries.

A Participant who has been granted an option may, if such Participant is otherwise eligible, and if permitted under the policies of the Exchange, be granted an additional option or options it the Board shall so determine.

7.

Exercise Price

(a)

The exercise price of the shares subject to each option shall be determined by the Board, subject to applicable Exchange approval, at the time any option is granted.  In no event shall such exercise price be lower than the exercise price permitted by the Exchange.

(b)

Once the exercise price has been determined by the Board, accepted by the Exchange and the option has been granted, the exercise price of an option may be reduced upon receipt of Board approval, provided that in the case of options held by insiders of the Corporation (as defined in the policies of the Exchange), the exercise price of an option may be reduced only if disinterested shareholder approval is obtained.

8.

Number of Optioned Shares

(a)

The number of Shares subject to an option granted to any one Participant shall be determined by the Board, but no one Participant shall be granted an option which exceeds the maximum number permitted by the Exchange.

(b)

No single Participant may be granted options to purchase a number of Shares equaling more than 5% of the issued common shares of the Corporation in any twelve-month period unless the Corporation has obtained disinterested shareholder approval in respect of such grant and meets applicable Exchange requirements.

(c)

Options shall not be granted if the exercise thereof would result in the issuance of more than 2% of the issued common shares of the Corporation in any twelve-month period to any one consultant of the Corporation (or any of its subsidiaries).

(d)

Options shall not be granted if the exercise thereof would result in the issuance of more than 2% of the issued common shares of the Corporation in any twelve month period to persons employed to provide investor relation activities.  Options granted to Consultants performing investor relations activities will contain vesting provisions such that vesting occurs over at least 12 months with no more than ¼ of the options vesting in any 3 month period.

9.

Duration of Option

Each option and all rights thereunder shall be expressed to expire on the date set out in the option agreement and shall be subject to earlier termination as provided in Sections 11 and 12, provided that in no circumstances shall the duration of an option exceed the maximum term permitted by the Exchange.  For greater certainty, if the Corporation is listed on the TSX Venture exchange (“TSX Venture”), the maximum term may not exceed 10 years if the Corporation is classified as a “Tier 1” issuer by the TSX Venture, and the maximum term may not exceed 5 years if the Corporation is classified as a “Tier 2” issuer by the TSX Venture.

10.

Option Period, Consideration and Payment

(a)

The option period shall be a period of time fixed by the Board not to exceed the maximum term permitted by the Exchange, provided that the option period shall be reduced with respect to any option as provided in Sections 11 and 12 covering cessation as a director, officer, consultant, employee or Management Company Employee of the Corporation or its subsidiaries, or death of the Participant.

(b)

Subject to any vesting restrictions imposed by the Exchange, the Board may, in its sole discretion, determine the time during which options shall vest and the method of vesting, or that no vesting restrictions shall exist.

(c)

Subject to any vesting restrictions imposed by the Board, options may be exercised in whole or in part at any time and from time to time during the option period.  To the extent required by the Exchange, no options may be exercised under this Plan until this Plan has been approved by a resolution duly passed by the shareholders of the Corporation.

(d)

Except as set forth in Sections 11 and 12, no option may be exercised unless the Participant is at the time of such exercise a director, officer, consultant, or employee of the Corporation or any of its subsidiaries, or a Management Company Employee of the Corporation or any of its subsidiaries.

(e)

The exercise of any option will be contingent upon receipt by the Corporation at its head office of a written notice of exercise, specifying the number of Shares with respect to which the option is being exercised, accompanied by a cash payment, certified cheque or bank draft for the full purchase price of such Shares with respect to which the option is exercised.  No Participant or his legal representatives, legatees or distributes will be, or will be deemed to be, a holder of any common shares of the Corporation unless and until the certificates for Shares issuable pursuant to options under the Plan are issued to him or them under the terms of the Plan.

11.

Ceasing To Be a Director, Officer, Consultant or Employee

If a Participant shall cease to be a director, officer, consultant, employee of the Corporation, or its subsidiaries, or ceases to be a Management Company Employee, for any reason (other than death), such Participant may exercise his option to the extent that the Participant was entitled to exercise it as at the date of such cessation, provided that such exercise must occur within 90 days after the Participant ceases to be a director, officer, consultant, employee or a Management Company Employee, unless such Participant was engaged in investor relations activities, in which case such exercise must occur within 30 days after the cessation of the Participant’s services to the Corporation.

Nothing contained in the Plan, nor in any option granted pursuant to the Plan, shall as such confer upon any Participant any right with respect to continuance as a director, officer, consultant, employee or Management Company Employee of the Corporation or of any of its subsidiaries or affiliates.

12.

Death of Participant

Notwithstanding section 11, in the event of the death of a Participant, the option previously granted to him shall be exercisable only within the one (1) year after such death and then only:

(a)

by the person or persons to whom the Participant’s rights under the option shall pass by the Participant’s will or the laws of descent and distribution; and

(b)

if and to the extent that such Participant was entitled to exercise the Option at the date of his death.

13.

Rights of Optionee

No person entitled to exercise an option granted under the Plan shall have any of the rights or privileges of a shareholder of the Corporation in respect of any Shares issuable upon exercise of such option until certificates representing such Shares shall have been issued and delivered.

14.

Proceeds from Sale of Shares

The proceeds from the sale of Shares issued upon the exercise of options shall be added to the general funds of the Corporation and shall thereafter be used from time to time for such corporate purposes as the Board may determine.

15.

Cash Surrender Option

Where the Shares are listed and posted for trading on a recognized stock exchange, Participants may elect to surrender, unexercised, options to purchase Shares (“Options”) granted pursuant to the Plan that are vested and exercisable, to the Corporation in consideration of the receipt by the Participant of an amount (the “Settlement Amount”) equal to the excess, if any, of the aggregate fair market value of the Shares (based on the weighted average trading price of the Shares on such stock exchange during the five trading days preceding the date of surrender or the price pursuant to an offer made for all of the issued and outstanding Shares, whichever is greater) able to be purchased pursuant to the vested and exercisable portion of such Options on the date of surrender, over the aggregate exercise price for the Shares pursuant to such Options.  In no circumstances will the Participant at any time be obligated to surrender Options as provided by this cash surrender option.  The Corporation may, in its sole discretion, refuse to accept the surrender of unexercised Options and if any such surrender is not accepted by the Corporation or completed for any reason, the notice of surrender (as described below) shall be deemed to be withdrawn and the Options in respect of such notice was provided shall again become subject to their original terms as if such notice of surrender had not been provided.  Unexercised Options may be surrendered in whole or in part from time to time by delivery to the Corporation at its head office of a written notice of surrender specifying the number of Shares with respect which the unexercised Options are being surrendered.  Upon the surrender of unexercised Options as aforesaid, the Corporation shall use its reasonable efforts to forthwith deliver to the relevant Participant (or his personal representative, if applicable) or to the order thereof, payment of the Settlement Amount (net of any amounts required to be withheld under applicable withholding legislation) by way of cheque or otherwise in a manner acceptable to the Corporation.

16.

Adjustments

If the outstanding common shares of the Corporation are increased, decreased, changed into or exchanged for a different number or kind of shares or securities of the Corporation or another corporation or entity through re-organization, merger, re-capitalization, re-classification, stock dividend, subdivision or consolidation, any adjustments relating to the Shares optioned or issued on exercise of options and the exercise price per Share as set forth in the respective stock option agreements shall be made in accordance to the terms of such agreements.

Adjustments under this Section shall be made by the Board whose determination as to what adjustments shall be made, and the extent thereof, shall be final, binding and conclusive.  No fractional Share shall be required to be issued under the Plan on any such adjustment.

17.

Transferability

All benefits, rights and options accruing to any Participant in accordance with the terms and conditions of the Plan shall not be transferable or assignable unless specifically provided herein or the extent, if any, permitted by the Exchange.  During the lifetime of a Participant any benefits, rights and options may only be exercised by the Participant.

18.

Amendment and Termination of Plan

Subject to applicable approval of the Exchange, the Board may, at any time, suspend or terminate the Plan.  Subject to applicable approval of the Exchange, the Board may at any time amend or revise the terms of the Plan; provided that no such amendment or revision shall result in a material adverse change to the terms of any options theretofore granted under the Plan, unless shareholder approval, or disinterested shareholder approval, as the case may be, is obtained for such amendment or revision.

19.

Necessary Approvals

The ability of a Participant to exercise options and the obligations of the Corporation to issue and deliver Shares in accordance with the Plan is subject to any approvals which may be required from shareholders of the Corporation and any regulatory authority or stock exchange having jurisdiction over the securities of the Corporation.  If any Shares cannot be issued to any Participant for whatever reason, the obligation of the Corporation to issue such Shares shall terminate and any option exercise price paid to the Corporation will be returned to the Participant.

20.

Effective Date of Plan

The Plan has been adopted by the Board of the Corporation subject to the approval of the Exchange, and, if so approved, subject to the discretion of the Board, the Plan shall become effective upon such approvals being obtained.

21.

Interpretation

The Plan will be governed by and construed in accordance with the laws of the Province of Alberta.

MADE by the Board of Directors of the Corporation as evidenced by the signature of the following director duly authorized in that behalf effective the 6th day of June, 2007 and approved by the shareholders of the Corporation on the 7th day of November, 2007.

/ s / Tim Coupland
Tim Coupland
President, Chief Executive Officer and
Director

Exhibit 4.2

EMPLOYEMENT AGREEMENT

THIS AGEEMENT made as of the 30th day of March 2007.

BETWEEN:

ALBERTA STAR DEVELOPMENT CORPORATION, a company duly incorporated under the laws of the Province of Alberta, having an office at Suite 506 – 675 West Hastings Street, Vancouver, British Columbia, V6B 1N2

(the “Company”)

OF THE FIRST PART

AND:

TIMOTHY COUPLAND, Executive of 1090 Shaman Crescent, Delta, British Columbia, V4M 2L7

(“Coupland”)

OF THE SECOND PART

WHEREAS:

A.

The Company is engaged in the business of acquiring and exploring mineral properties;

B.

The Company and Coupland have agreed to enter into an employment relationship for their mutual benefit;

NOW THEREFORE in consideration of the premises and the covenants herein contained the parties hereby covenant and agree as follows:

1.

Definitions.  In this Agreement,

(a)

“Base Salary” means the monthly salary payable to Coupland by the Company but excludes any Bonuses paid to Coupland by the Company, as more particularly set out on the attached Schedule A;

(b)

“Bonus” means for any calendar year the performance bonus paid by the Company as incentive remuneration and calculated based on the Audited Financial Statements for the immediately proceeding year, as more particularly set out on the attached Schedule A;

(c)

“Compensation” means the aggregate of:

(i)

the Base Salary of Coupland payable by the Company as at the end of the month immediately preceding the month in which the date of termination of employment hereunder occurs; and

(ii)

an amount equal to the Bonus for the year immediately preceding the date of termination of employment hereunder;

(d)

“Date of Termination” means the actual effective date of termination of Coupland’s employment with the Company, or the date on which notice of termination is given if given prior to the expressed effective date;

(e)

“Plans” means the Company’s retirement, deferred compensation and pension plans;

(f)

“Retirement” means the termination of Coupland’s employment with the Company by reason of Coupland having reached the normal retirement age pursuant to the Company’s retirement plan from time to time;

(g)

“Severance Period” means the period of twenty-four (24) months immediately following the date of termination of Coupland’s employment with the Company.

2.

Responsibilities and Status of Coupland.  Coupland shall have the responsibilities and status which he has on the date hereof, will hold the position of President of the Company and will render such administrative, sales, marketing and other executive and managerial services to the Company as the Company’s board of directors (the “Board”) may from time to time direct.  The Board of Directors of the Company may change Coupland’s responsibilities and status from time to time.  Coupland shall devote approximately ninety (90%) percent of his time to the President’s responsibilities and shall use his best efforts to promote the interests of the Company.

3.

Salary and Bonuses.  The Base Salary will be paid at the rate per annum as set out on the attached Schedule A, effective as of the date hereof, which Base Salary will be payable by the  Company in regular installments in accordance with the general payroll practices of the Company.  The Company will in December 2007 and in every December thereafter, review the Base Salary with Coupland and increase the Base Salary by such amount, if any, as the parties may agree to, but such increase shall not be less than $50,000 per annum.

In addition, Coupland will be eligible to receive an annual Bonus as set out on the attached Schedule A.  All Bonuses shall be calculated based upon the Audited Financial Statements of the Company and shall be made payable to a company wholly owned by Company, as directed by him, within 90 days of the Company’s fiscal year end.  All such payments shall be subject to the applicable payroll deductions and withholdings.

4.

Benefits.  In addition to the Base Salary and Bonus payable to Coupland, he will be entitled to the following benefits during the Term of this Employment Agreement, unless otherwise modified by the Board:

(i)

dental benefits, medical and health insurance, “key man” insurance and disability insurance with such coverage as is reasonably determined by the Board or in effect at the date hereof, which ever is better;

(ii)

the Company agrees to pay the premiums for any life insurance policy which Coupland maintains, the proceeds of which are payable to the person named as beneficiary in Coupland’s sole discretion;

(iii)

continued participation in the annual stock option grants offered by the Company;

(iv)

a maximum of four weeks vacation each year with Base Salary paid during such period;

(v)

reimbursement for reasonable business expenses incurred by Coupland, including meal and entertainment expenses incurred in the course of discharging his obligations under this Employment Agreement;

(vi)

reimbursement for reasonable travel expenses of Coupland’s spouse to relevant industry meetings agreed upon in advance; and

(vii)

reimbursement directly to Coupland or payment of monthly car allowance fee of up to $1,000 per month, for the capital and operating costs of using his personal automobile in the course of discharging this obligations under this Employment Agreement.

All amounts payable to Coupland as compensation hereunder will be subject to all required statutory withholdings by the Company.

5.

Expenses.  The Company shall reimburse Coupland for all traveling, meals and entertainment and any other expenses actually and properly incurred by him in connection with his duties as President, provided that such expenses are approved by an authorized officer or director of the Company and are supported by proper statements, invoices or vouchers supplied to the Company within 30 days of the expense being incurred.  Coupland shall be reimbursed for the approved expenses within 30 days of rendering the request.

6.

Termination of Employment.  The term o this Employment Agreement will be for an indefinite period deemed to commence on September 1, 2000 (the “Term”).  In the event that Coupland’s employment with the Company shall be terminated (including by Coupland) for any reason whatsoever (other than as a result of an Excluded Termination), the following provisions shall apply:

(a)

Coupland shall be entitled to receive, and the Company shall pay to Coupland the following:

(i)

a severance amount determined by multiplying the Base salary by seven (months) payable in seven consecutive monthly installments, based upon the total amount of the per annum Base Salary being paid as of the Date of Termination;

(ii)

Base Salary accrued to the Date of Termination;

(iii)

an amount in lieu of the Bonus for the calendar year in which the Date of Termination occurs, determined by pro rating the amount which would have been payable as a Bonus for the calendar year in which the Date of the Termination occurs as if Coupland’s employment had not been terminated, over the portion of such calendar year to and including the Date of Termination;

(iv)

the value of all benefits accrued to the Date of Termination;

(v)

any other amounts to which Coupland is entitled at law or under any other terms and conditions of Coupland’s employment with the Company;

Less the required statutory deductions.

(b)

unless the Company and Coupland otherwise agree in writing, Coupland shall continue to receive and the Company shall continue to provide or cause to be provided to Coupland, until the end of the period which is three months from the Date of Termination, all benefits and fringe benefits including, without limitation, medical and health insurance, dental benefits, disability insurance, life insurance, pension and supplementary income plan benefits on the scale provided by the Company to Coupland as at the Date of Termination;

(c)

the aggregate amount payable under Sections 6 (a)(i), (ii) and (iv), shall be paid to Coupland immediately following termination and in any event within 30 days following the Date of Termination, and the amount payable under Section 6 (a)(iii) shall be paid to Coupland immediately following the determination by the Board of Directors of the bonuses payable for the calendar year in which the date of termination occurred and no later than 90 days after the fiscal year end of the Company;

(d)

In the event that Coupland is required to move from the Province of British Columbia in order to obtain other employment, the Company shall pay $50,000 towards such moving costs;

(e)

Coupland shall have the option of purchasing from the Company the vehicle which he is using as of the Date of Termination at a price equal to the book value as of the Date of Termination; and

(f)

Coupland shall be entitled to have continued participation in the annual option grants and benefit plans operated by the Company for a period of twenty four (24) months following the date of Termination or the death of Coupland, whichever is earlier.

7.

Notwithstanding any other provisions of this Employment Agreement, the Company may terminate Coupland’s employment on the following grounds:

(a)

Coupland’s death while employed under this Employment Agreement; or

(b)

A determination that Coupland is disabled, which is defined as a failure to perform the employment duties for a consecutive period of 12 months by reason of illness or other physical of mental incapacity on determination of such disability by a medical physician.

In the event that this Employment Agreement is terminated as provided in this Section 7, then Coupland shall be deemed to have terminated his employment pursuant to the terms of Section 6 and the payments set out therein shall be payable to Coupland or his estate, as the case may be.

8.

Notwithstanding the provisions contained in Section 6, the Company may terminate Coupland’s employment for Just Cause without notice, payment in lieu of notice or severance and such termination will be effective upon the later of the day Coupland receives written notice of termination from the Company and they day specified in such notice.

9.

For the purpose of this Employment Agreement, “Just Cause” includes (i) a material breach of this Employment Agreement by Coupland, (ii) a breach of Coupland’s duty of loyalty to the Company or any act of dishonesty or fraud with respect tot eh Company, (iii) the commission by Coupland of an indictable offence, a crime involving moral turpitude, an act of sexual harassment or discrimination or other act or omission causing material harm to the standing and reputation of the Company; (iv) the failure of Coupland to perform his duties to the Company; or (v) a material breach of the policies of the Company.

10.

Coupland may terminate this Employment Agreement on not less than three months notice to the Company, in which case the obligations of the Company under this Employment Agreement will be terminated.  The notice period set out in this Section 9 is intended to protect the interests of the Company and, if such period exceeds what is reasonable in all of the circumstances to protect the interests of the Company, the Company will not unreasonably refuse to consent to a reduction thereof.

11.

Termination Due to Change in Control.  In the event that there is a Change of Control as hereinafter defined, Coupland and the Company agree that this will constitute an event of termination and Coupland will be entitled to the rights and payments contained in Section 6.

For the purposes of this Employment Agreement, “Change of Control” includes but is not limited to, the following events’

(a)

Sale by the Company of all, or substantially all of its assets;

(b)

A merger, amalgamation of other corporate reorganization resulting in a party acquiring beneficially 33% or more of the voting shares of the entity; or

(c)

The purchase of sale of 33% or more of the voting interest of the Company by any party.

12.

Amendment and Waiver.  No amendment or waiver of this Agreement shall be binding unless executed in writing by the parties hereto.

13.

Confidential Information.  Coupland acknowledges that the information, observations and data (including trade secrets) obtained by him while employed by the Company concerning the business or affairs of the Company, and its affiliates (the “Confidential Information”) are the property of the Company, or such affiliate.  Therefore, Coupland agrees that he will not disclose to any unauthorized person or use for his own purposes any Confidential Information without the prior written consent of the Board, unless and to the extent that the Confidential Information becomes generally known to and available for use by the public other than as a result of his acts or omissions.  Coupland will deliver to the Company at the termination or expiration of this Employment Agreement, or at any other time the Company may request, all memoranda, notes, plans, records, reports, computer tapes, printouts and software and other documents and data (and copies thereof) embodying or relating to the Confidential Information or the business of the Company, and its affiliates of which he may then possess or have under his control.

14.

Indemnity.  The Company has requested that Coupland act as an officer of the Company.  As an inducement to Coupland to so act as President pursuant to the terms of this Employment Agreement, the Company agrees to indemnify Coupland to the full extent permitted by law, from all Liabilities arising from:

1.

Anything Coupland does, permits to be done or fails to do as an officer of the Company, or both; or

2.

Coupland being an officer of the Company.

“Liabilities” means liabilities, costs, charges and expenses, consequential or otherwise (including all liabilities for judgments, fines, penalties, amounts paid in settlement, legal fees and expenses) that the Company suffers or incurs resulting from:

1.

Any proposed or actual action, suit, assessment or other proceeding in which any the Company is or may become involved;

2.

Any order made or judgment awarded against the Company or any investigation or proceeding involving the Company by any court, administrative or quasi-judicial official body, agency, regulatory authority or tribunal; and

3.

Any liability for the net amount of all taxes, including taxes on all indemnity payments under this Employment Agreement, and all interest, fines and penalties on such taxes and indemnity payments.

This Indemnity shall continue even after Coupland ceases to be an officer of the Company.  The Company shall pay all amounts required by this Indemnity forthwith upon written demand by Coupland, even if any existing action, suit or other proceeding in respect of which indemnity is requested is continuing or any proposed action, suit or other proceeding in respect of which indemnity is requested has not been commenced.

The Company acknowledges that it has in place appropriate insurance insuring its directors and officers in respect of their liabilities as such and agrees to ensure that such insurance will remain in place as long as Coupland may have any liability as an officer of the Company.

15.

Choice of Law.  This Employment Agreement shall be governed and interpreted in accordance with the laws of the Province of British Columbia, which shall be the proper law hereof.

16.

Severability.  If any provision of this Employment Agreement shall be held by a court of competent jurisdiction to be invalid or unenforceable, such invalid or unenforceable provision shall be severable and severed from this Agreement, and the remainder of this Agreement shall not be affected thereby but shall be and remain in full force and effect.

17.

Notices.  Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be given by prepaid first-class mail, by facsimile or other means of electronic communication, or by hand-delivery, as hereinafter provided.  Any such notice or other communication, if mailed by prepaid first-class mail, shall be deemed to have been received on the fourth business day after the post-marked date thereof, or if sent by facsimile or other means of electronic communication, shall be deemed to have been received on the business day following the sending, or if delivered by hand shall be deemed to have been received at the time it is delivered.

18.

Arbitration.  Any disputes between the parties relating to the terms of this Employment Agreement may be referred to a sole arbitrator for determination.  Such arbitrator is to be appointed by both parties in their sole discretion.

19.

Assignment.  This Employment Agreement is personal to Coupland and my not be assigned by him.

20.

Further Documents.  Each party covenants and agrees to execute such further documents and instruments and do such further and other things as are necessary to carry out the intent of this Employment Agreement.

21.

Successors.  This Employment Agreement shall be binding upon the parties hereto and their respective heirs, successors, administrators, executors and permitted assigns.

22.

Independent Legal Advice.  Coupland hereby acknowledges that he has received independent legal advice with respect to this Employment Agreement.

23.

Previous Agreements.  Except as specifically stated in this Employment Agreement, any and all previous agreements, written or oral, between the parties pertaining to the relationship of Coupland to the Company are hereby terminated.

IN WITNESS WHEREOF the parties hereto have duly executed and delivered this Employment Agreement as of the date first above written.

/ s / Timothy Coupland

TIMOTHY COUPLAND

ALBERTA START DEVELOPMENT CORP.

By: / s / Rob Hall

Authorized Representative

SHEDULE A

1.

Annual Base Salary - $200,000 retroactive for the year 2006 and thereafter will be established by the Board and Coupland as set out in Section 3, but after 2006 such amount is not to be less than $250,000.

2.

Bonus – Bonus of $100,000 for fiscal year ended 2006, but thereafter will be determined by the Board as set out in Section 3 and will be no greater than 75% of the Annual Base Salary payable for that year as determined by the Board.

Exhibit 4.3

EMPLOYMENT AGREEMENT

THIS AGREEMENT made as of the 5th day of February, 2008.

BETWEEN:

ALBERTA STAR DEVELOPMENT CORPORATION, a company duly incorporated under the laws of the Province of Alberta, having an office at Suite 506 - 675 West Hasting Street, Vancouver, British Columbia, V6B 1N2

(hereinafter referred to as the "Company")

OF THE FIRST PART

AND:

ANN-MARIE CEDERHOLM.

Certified General Accountant, of Suite 102 - 137 East 1st Street, North Vancouver, BC V7L 1 B2

(hereinafter referred to as the "Employee")

OF THE SECOND PART

WHEREAS:

A.

The Company is engaged in the business of acquiring and exploring mineral properties;

B.

The Employee will work for the Company on a full-time basis in the position of Corporate Secretary and Chief Financial Officer and the parties have agreed to enter into this Agreement to record the basis on which the Employee will continue to work for the Company.

NOW THEREFORE in consideration of the premises and the mutual covenants and agreements hereinafter set forth and in consideration of the sum of One Dollar ($1.00) now paid by the Company to the Employee (the receipt and sufficiency of which are hereby acknowledged), the parties covenant and agree as follows:

1.

EMPLOYEE AND DUTIES

1.1

The Company hereby engages the Employee and the Employee hereby agrees to hold herself available to render and to render at the request of the Company, corporate, accounting and financial services for the Company and/or such affiliate or affiliates of the Company as the Company may from time to time require, to the best of her ability, upon the terms and conditions hereinafter set forth.

1.2

The Employee agrees to render, at the request of the Company, accounting and financial services to the Company including, without limitation:

(i)

Assist with submission of reports, disclosure documents for shareholders, board members, SEC, and other public financial communications;

(ii)

Preparation and compilation of materials for insertion into the Financial Statements;

(iii)

Preparation of internal financial reports, quarterly reports, annual reports, Form 20 F's (USA) for timely disclosure and filing;

(iv)

Maintaining accurate books and financial records and programs, including digital documents;

(v)

Client and board relations;

(vi)

Performance of other financial-related services for the Company;

(vii)

Performing within the accepted operating principles, guidelines and general business protocol of the Company.

2.

TERM

2.1

The term of this Agreement shall begin as of October, 2005 and shall continue until terminated in accordance with the terms of this Agreement (the "Term").

3.

EXCLUSIVE SERVICE

3.1

Throughout the Term, the Employee shall diligently and faithfully and, to the best of her abilities, perform all duties that may be required of her under this Agreement and shall devote a reasonable amount of working time, attention and energy to the business and affairs of the Company in order to comply with the terms of this Agreement and shall promote the interest and goodwill of the Company.

4.

CONFIDENTIAL INFORMATION

4.1

The Employee acknowledges that as a result of the employment, the Employee may acquire information about certain matters and things which are confidential to the Company, and that this information is the exclusive property of the Company. Such information includes, but is not limited to:

(a)

Lists of present and prospective shareholders, and related financial information;

(b)

Financial management plans, policy and techniques;

(c)

Financial information related to the Company and the Company's services and projects;

(d)

Personnel information;

(e)

Other information that the Employee may acquire; and

(f)

Any other information which at law constitutes a trade secret of the Company or of Products or Programs represented by the Company.

4.2

The Employee acknowledges that the information referred to in the above clause could be used to the detriment of the Company. Accordingly, the Employee undertakes to treat confidentially such information and agrees not to disclose same to any third party either during or after the Term, except as may be necessary in the proper discharge of her duties and except with the written permission of the representatives of the Company.

4.3

Upon termination of this Agreement, the Employee shall forthwith deliver to the Company, the information described in the above clause 4.1 and all documents of any nature whatsoever, including documents in electronic or digital format, papers, records, plans, materials, manuals and any copies thereof and other equipment or property of or relating to the affairs of the Company which are then in the Employee's possession or control.

5.

REMUNERATION AND EXPENSES

5.1

As compensation for all services rendered by the Employee under this Agreement, during the Term, the Company shall pay to the Employee a gross aggregate annual salary of $102,000, equal to a monthly sum of $8,500, payable in bi-weekly instalments of $4,250 (the "Salary").

5.2

The Employee shall have deducted from her Salary the standard deductions made from time to time by the Company in respect of its staff. As of the date of this Agreement, those deductions include:

(a)

Canada Pension;

(b)

Unemployment Insurance; and

(c)

Income Tax.

5.3

The Company shall reimburse the Employee for all authorized traveling and other expenses, including conferences, courses and workshops, actually and properly incurred in connection with the Employee's duties under this Agreement and within the Company expense guidelines.

5.4

The Company shall reimburse the Employee, for a portion of the cell phone charges designated for business use, and provide monthly parking.

5.5

The Employee will be eligible to receive dental and extended health benefits under a private health services plan.

6.

VACATION

6.1

The Employee shall be entitled to minimum annual paid vacation of three (3) weeks, such vacations to be taken at such time or times as mutually agreed between the Employee and the Company.

6.2

Annual vacation entitlement shall not be carried over to the following year without the written permission of the Company.

7.

TERMINATION

7.1

The parties understand and agree that this Agreement may be terminated by the Company in the following manner at any time:

(a)

For cause, without notice;

(b)

In the event of any material breach of the provisions of this Agreement including the policies attached to it or conviction of the Employee of a criminal offence, without notice;

(c)

Without need to show cause, upon notice in writing, the amount of such notice as may be required under the Employment Standards Act (British Columbia) in force from time to time;

(d)

In the event of illness of the Employee which results in a continuous absence or unavailability to The Company of greater than six months, whether or not the Employee is at the time of such termination receiving benefits in respect of such illness, without notice; and

(e)

In the event of the death of the Employee, then immediately and without notice.

7.2

The parties understand and agree that this Agreement may be terminated by the Employee in the following manner:

(a)

Subject to sub-sections 7.2 (a) or (b), upon three months prior written notice;

(b)

The Employee shall not terminate this Agreement within that period being 60 days prior to any quarterly filing to be made by the Company; or

(c)

The Employee shall not terminate this Agreement within that period being 120 days prior to any annual filing to be made by the Company.

8.

NON-WAIVER

8.1

No waiver, express or implied, by either party of any default by the other party in the performance of its obligations hereunder shall be deemed or construed to be a waiver in respect of any other default of the same or any other obligation of such party. Failure of either party to complain of any act or omission of the other party, or to declare the other party in default shall not constitute a waiver by such party of any of its rights hereunder or of its right to subsequently declare a default.

9.

SEVERABILITY

9.1

If any covenant or agreement herein is determined to be void or unenforceable in whole or in part, it shall not be deemed to affect or impair the enforceability or validity of any other covenant or agreement in this Agreement, or any part thereof, and any such covenant or agreement may be severed from this Agreement without affecting the remainder of the Agreement.

10.

EMPLOYMENT POLICIES

10.1

It is understood that the Company maintains certain policies relating to the employment of the Employee and relating to other matters. These policies include, among others, policies as to sick payments and vacations, standards of employee conduct, standards of business practice, or others. It is agreed that the introduction, administration, amendment, and deletion of these policies is within the sole discretion of the Company and that the Employee shall comply with all such policies in force from time to time. It is agreed that if the Company introduces, amends or deletes such policies as conditions warrant, such introduction, amendment or deletion shall not constitute breach of this Agreement.

11.

GOVERNING LAW

11.1

The provisions of this Agreement shall be governed by the laws of British Columbia and each of the parties by executing this Agreement irrevocably attorns to the jurisdiction of the Courts of British Columbia.

12.

NOTICE

12.1

All notices, requests, demands and other communications hereunder shall be in writing and deemed to have been duly given if delivered by had as follows:

To the Company:

Alberta Star Development Corporation Suite 506 –

675 West Hasting Street Vancouver, BC

V6B 1N2

To the Employee:

Ann-Marie Cederholm

Suite 102 - 137 East 1st Street North

Vancouver, BC

V7L 1 B2

or to such other address as may be given in writing by the parties hereto and shall be deemed to have been received, if delivered, on the date of delivery, or if such date is not a business day, on the first business day following the date of delivery.

13.

HEADINGS

13.1

The headings to the sections in this Agreement have been inserted as a matter of convenience and for reference only and in no way define, limit or enlarge the scope or meaning of this Agreement or any provision thereof.

14.

SUCCESSORS

14.1

This Agreement shall not be assigned by the Employee and shall be binding upon the Employee's heirs, executors, administrators, legal personal representatives, successors and permitted assigns.

14.2

This Agreement and the rights which accrue to the Company under this Agreement shall pass to its successors and assigns.

15.

AGREEMENT VOLUNTARY AND EQUITABLE

15.1

The Company and the Employee acknowledge and declare than in executing this Agreement, they are each relying wholly on their own judgement and knowledge and have not been influenced to any extent whatsoever by any representations or statements made by or on behalf of the other party regarding any matter dealt with herein or incidental hereto.

15.2

The Company and the Employee further acknowledge that they have carefully considered and understand the terms contained in this Agreement including, without limitation, the Employee's rights upon termination and the restrictions on the Employee after termination, and acknowledge that the said terms, rights and restrictions upon termination are mutually fair and equitable, and that they have each executed this Agreement voluntarily and of their own free will.

16.

TIME OF THE ESSENCE

16.1

Time shall be and remain of the essence in this Agreement.

IN WITNESS WHEREOF this Agreement has been executed by the parties hereto as of the day and year first above written.

SIGNED, SEALED AND DELIVERED	)
in the presence of:	)
)
/ s / Rob Hall	)	/ s / Ann-Marie Cederholm
Name	)	ANN-MARIE CEDERHOLM
412 – 4280 Moncton Street	)
Address	)
Richmond, BC V7E 6T4)
)
Businessman	)
Occupation	)

ALBERTA STAR DEVELOPMENT CORPORATION

Per:

/ s / Tim Coupland

Authorized Signatory

Exhibit 4.4

FINANCIAL PUBLIC RELATIONS SERVICE AGREEMETN

BETWEEN:

MI3 Communications Financieres Inc., (“MI3”), a private Quebec Company with head office at 440 Boul. Rene-Levesque, Montreal QC Inc. and duly represented by its authorized representative Mario Drolet,

AND:

Alberta Star Development Corp., a publicly traded Canadian Corporation (“The Client”, “ASX”) with head office at 506-675 West Hastings – Vancouver, British Columbia, duly represented by its authorized representative Tim Coupland

HEREAFTER THE PARTIES

WHEREAS:

The parties recognize that it is in their best mutual interest to sign this service agreement (the “Agreement”),

ASX seeks to increase its visibility in the financial marketplace and expand its coverage within the financial networks.

MI3 has the expertise and knowledge to attain these goals.

MI3 will perform Financial Public Relations Services for the Client from December 2007, until December 2008.  Thereafter, the Client may renew this agreement for a period of 12 months.

THEREFORE, THE PARTIES HERETO AGREE TO THE FOLLOWING:

OBJECT OF THE AGREEMENT

THE CLIENT hires MI3 as financial public relation advisor.

More precisely, MI3 will:

Target private and institutional investors interested in investing in the client’s securities;

Increase the visibility of THE CLIENT’s projects with the financial community and answer questions from private and institutional investors as well as from news medias;

Produce promotional packages to distribute to potential investors.

CONSIDERATIONS

2.01

Payment

THE CLIENT grants 100,000 stock options to purchase 100,000 common shares at (to be confirmed after contract approval) per Share up to the term of the agreement.

THE CLIENT will pay a monthly service fee of 4,000.00 $ plus applicable taxes.

2.02

Payment of expenses

THE CLIENT will reimburse MI3 for all the following fees and expenses upon presentation of proof of payment:

Traveling and transportation fees for travels made on behalf or for the benefit or the client;

Road show organization and other expenses approved by the Client.

2.03

Private Placement

For its participation and references in a private placement, MI3 will have right to referral fees in accordance with industry standards.

2.04

Term of the agreement

Term of the agreements is 12 months from the date of the signature.

SPECIAL CONDITIONS

3.01

Regulatory compliance

The current agreement is an investors relations contract agreement as defined by Policy 4.4 of the TSX Venture Exchange

MI3 will exercise options grated in accordance of the TSX Venture rules with regards to vesting and pricing.

Upon early termination, granted herein will expire 30 days after termination as per section 2.8 of Policy 4.4 of the TSX Venture Exchange.

Execution of this agreement is subject to the approval of the Board of Directors of the Client.

GENERAL CONDITON

4.01

Force majeure

Neither party shall be liable in damages or have the right to terminate this Agreement for any delay or default in performing hereunder if such delay or default is caused by conditions beyond its control including, but not limited to Acts of God, Government restrictions (including the denial or cancellation of any export or other necessary license), wars, insurrections and/or any other cause beyond the reasonable control of the party whose performance is affected.

4.02

Illegality

Any illegality or nullity of one of the section, paragraph, or provision (or part of a section, paragraph or provision) will not affect in any manner the legality of other sections, paragraphs or provisions of this agreement nor the rest of this section, paragraphs or provisions of this agreement nor the rest of this section, paragraph or provision unless cleared indicated in the text.

4.03

Notice

Any notice towards any of the parties is presumed to have been correctly delivered if written and sent by certified mail, bailiff or courier service to such address designated at the beginning of this agreement or any other address that the party involved may have given in writing to the other party.

4.04

Titles

Titles used in the current agreement are for references only and do not carry any further meaning.

4.06

Changes to the agreement

The current agreement can only be modified or changed by another written document signed by all parties.

4.07

Applicable laws

This Agreement shall be governed and construed in accordance with the Laws of the Province of Quebec, Canada.  The parties acknowledge that they have required the present Agreement to be drawn in the English Language.  Les parties reconnaissent avoir exige que ce contrat soit redige en anglais.

4.08

Copies

When initialized and signed by all parties, each copy of the current agreement is deemed to be an original document with all copies representing together one and the same agreement.

END OF THE AGREEMENT

The present agreement will come to term:

i)

12 months after the signature of the agreement.

IN WITNESS WHEREOF, the Parties hereto intending to be legally bound hereby, and have executed this Agreement effective the 15th day of December, 2007.

MI3 Communications Financiers Inc.

Alberta Star Development Corp.

By:

By:

/ s / Mario Drolet

/ s / Tim Coupland

Mario Drolet

Tim Coupland

Exhibit 11.1

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

Exhibit 12.1

CERTIFICATION

I, Tim Coupland, certify that:

1.

I have reviewed this annual report on Form 20-F of Alberta Star Development Corp (the “Company”);

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.

The Company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)

Evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)

Disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.

The Company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of the Company’s board of directors (or persons performing the equivalent functions):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and

(b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: April 4, 2008

/ s / Tim Coupland
Tim Coupland, President and CEO

(Principal Executive Officer)

Exhibit 12.2

CERTIFICATION

I, Ann-Marie Cederholm, certify that:

1.

I have reviewed this annual report on Form 20-F of Alberta Star Development Corp. (the “Company”);

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.

The Company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)

Evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)

Disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.

The Company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of the Company’s board of directors (or persons performing the equivalent functions):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and

(b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

Date: April 4, 2008

/ s / Ann-Marie Cederholm
Ann-Marie Cederholm, CFO

(Principal Accounting Officer)

Exhibit 13.1

CERT IFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Alberta Star Development Corp. (the "Company") on Form 20-F for the period ended November 30, 2007, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Tim Coupland, Principal Executive and I, Ann-Marie Cederholm, Principal Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/ s / Tim Coupland
Tim Coupland, Principal Executive Officer

April 4, 2008

/ s / Ann-Marie Cederholm
Ann-Marie Cederholm, Principal Financial Officer

April 4, 2008

Exhibit 15.1

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED NOVEMBER 30, 2007

Contact Information

ALBERTA STAR DEVELOPMENT CORP.

506 – 675 West Hastings Street
Vancouver, British Columbia
V6B 1N2

Telephone: (604) 488-0860
Facsimile: (604) 408-3884
Contact Name: Tim Coupland, President

ALBERTA STAR DEVELOPMENT CORP.

Management’s Discussion and Analysis

for the Year Ended November 30, 2007

This management’s discussion and analysis (“MD&A”), dated March 20, 2008 should be read in conjunction with the accompanying audited financial statements and notes for the year ended November 30, 2007.  The Company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). Except as noted, all financial amounts are expressed in Canadian dollars.

Certain statements contained in this document constitute “forward-looking statements”.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance, or achievements expressly stated or implied by such forward-looking statements.  Such factors include, among others, the following: mineral exploration and development costs and results, fluctuation in the prices of commodities for which the Company is exploring, competition, uninsured risks, recoverability of resources discovered, capitalization requirements, commercial viability, environmental risks and obligations, and the requirement for obtaining permits and licenses for the Company’s operations in the jurisdictions in which it operates.

Additional information is available on SEDAR and may be accessed at www.sedar.com.

OVERVIEW AND OVERALL PERFORMANCE

Alberta Star Development Corp. (the “Company”) is engaged in the acquisition, exploration and development of exploration properties in Canada’s Northwest Territories (“NT”). These properties are in the exploration stage.  The Company does not generate income or cash flow from its operations. The Company’s outlook is dependent on the global demand for the minerals that it is seeking on its properties, namely copper, gold, silver, cobalt, lead, zinc and uranium.

During fiscal 2007, the Company completed its Phase 2, $ 12,000,000 drill program at Eldorado- Contact Lake.  The Company completed almost 20,000 meters of drilling in 72 drill holes and collected over 10,000 surface samples.

The Company has reported on 37 drill holes and is currently awaiting the receipt of assay results on the balance of drill holes as well as the surface samples.

The Company continued to expand its Iron Oxide Copper Gold (IOCG) and Uranium discoveries at K2, Eldorado, Echo Bay, Echo Bay South, Mile Lake and Contact Lake exploration targets.

The Company discovered a new polymetallic discovery at Skinny Lake grading 22.50 meters of 2.24% zinc, 0.23% lead and 18.35 g/ton silver.

The Company undertook preliminary metal recovery tests on samples of uranium, silver, copper, nickel and cobalt tailings from the Eldorado & Echo Bay silver and uranium mines.  These recovery tests were conducted by SGS Lakefield Research Ltd. The Eldorado & Echo Bay tailings yielded up to a 93% uranium recovery in gravity separation and up to a 98% uranium recovery using carbonate POX after grinding to 100 microns.

The Company’s permits were amended and increased to two five-year Class-“A” permits for an additional 100,000 meters of drilling at Eldorado & Glacier Lake and 100,000 meters at Contact Lake for exploration drilling and extended by an additional two years to August 24, 2012 and April 26, 2013.

The Company has submitted a formal application to the Sahtu Land and Water Board for a third, five year 75,000 meter drill permit covering the recently discovered Eldorado South radiometric anomaly situated on the Eldorado South uranium claims.

The Company completed a High Resolution Aeromagnetic Gradiometric-Radiometric Survey on the Company’s MacInnis Lake uranium project in the Northwest Territories, in conjunction with its partner, Max Resource Corp.  This data is currently being compiled and interpreted.

The Company completed the staking of several new and prospective uranium targets based on the Company’s review of the results of the Company’s Regional High Resolution Aeromagnetic Gradiometric-radiometric Survey over the Eldorado and Contact Lake uranium belts. The Eldorado South uranium claims consist of sixteen contiguous claims and encompass 15,055.30 hectares (“ha”) (37,202.31 acres).  The Eldorado south anomaly is over 3.5 kilometers (“km”) in length and the expression suggests a near surface uranium target.  The Eldorado South uranium anomaly has never been explored nor drill tested and will be a focus of future exploration by the Company.

The Company completed the staking of the Eldorado West claims.  The Eldorado West claims comprise 4,177.10 ha (10,317.43 acres).

The Company has filed all of the required property assessment work with the Mine Recorders Office in Yellowknife and all of its claims. The Company’s claims and leases are all valid and in good standing.

The Deline Land Corporation representing Deline First Nations recently (December 2007) passed a resolution which placed a moratorium on any further uranium exploration or development on Deline District Lands while announcing that “All existing agreements between the Deline Land Corporation and mineral and uranium exploration companies who conduct work upon our lands will be honored.” The Company’s has signed a formal “Co-operation and Access & Benefit Agreements” with the Deline Land Corp., and senior legal counsel representing the Deline Land Corp has confirmed that all of the Company’s existing permits are being fully honored.

The Company’s senior management has worked hard to create a strong partnership and working relationship with the Deline Land Corp. and the Sahtu Dene & Metis peoples of the Deline District, NT.  The Company considers long term sustainable development, and our association and the well being of the community of Deline, as the cornerstone of a successful and long term working relationship.  The Company was the first Canadian Mineral exploration Company to negotiate, complete and sign a Co-operation and Benefits Agreement with the Sahtu Dene & Metis in this remote region.

The Company is pursuing advanced stage property acquisitions and strategic joint venture opportunities for growth in 2008 in North America and Latin America.

The Company engaged MI3 Communication Financier Inc., an investor relations and corporate communications company to increase shareholder awareness in Eastern Canada and the Northeastern United States.  The Company intends to increase its visibility and exposure to Canadian, US and world capital markets.

The Company’s shares are listed on the TSX Venture Exchange under the symbol “ASX”, on the OTCBB under the symbol “ASXSF” and on the Frankfurt Exchange under the symbol “QLD”.

As at November 30, 2007 the Company had $23,151,345 of cash and cash equivalents on hand.  Cash on hand at the date of this MD&A is approximately $21,000,000 which is sufficient to cover additional property acquisitions, planned exploration expenditures, drilling, and administration for at least 12 months.

PROPERTIES

The Company’s exploration property assets consist of:

The Eldorado & Contact Lake IOCG & Uranium Properties:

The Company’s property interests are situated north of Eldorado/Port Radium, NT and to the south of Contact Lake, NT, making the Company the first Canadian mineral exploration company in 75 years to successfully stake and control one entirely contiguous land package consisting of 39,684.32 ha (98,035.96 acres), in the region.

In 2006 the Company undertook an exploratory drill program (Phase 1) on the Company’s Eldorado & Contact Lake projects.  From June to October, 2006, 14,475 metres of NQ drill core was recovered, and 6,470 samples including 289 standards were assayed.  The 2006 drill program targeted seven areas, 1) the K2 area in which there is a low-grade Cu+ Co, Au and Ag mineralized breccia system that has strong affinities to an IOCG system, 2) the Echo Bay gossan at the end of the southeast arm of Echo Bay which marks the location of a newly discovered silver zone; 3) a high-grade Cu-Ag-Mo-Zn-Pb-W mineralized hydrothermal breccia at Mile Lake, 4) uranium, nickel, cobalt and silver mineralized zones adjacent to the past producing Eldorado mine site, 5) uranium, nickel, cobolt and silver mineralized zones adjacent to the past producing Echo Bay mine site, 6) an area centered on a strong VTEM plus magnetic anomaly near the southeast end of Echo Bay; and 7) the Thompson Showing of a high-grade Cu-Ag-Co-Ni-Au-U polymetallic vein.  Highlights from the 2006 Phase 1 program on the Company’s Eldorado & Contact Lake projects are included in a Technical Report prepared in accordance with National Instrument 43-101 and is accessible on SEDAR.

In 2007 the Company completed Phase 2 of the exploratory drill program based on the preliminary investigations from the 2006 drill program at the Eldorado & Contact Lake project areas.  The Company’s two base exploration camps, personnel and supporting infrastructures were fully operational from May to October, 2007.  The Company completed almost 20,000 meters of drilling in 72 drill holes (37 reported) and collected over 10,000 surface samples.  The 2007 drill program targeted ten areas; K2, Echo Bay South, Mag Hill, Glacier Creeek, Breccia Island, Camelback, Skinny Lake and Contact Lake, located on the Contact Lake Mineral Claims and Eldorado and Echo Bay, located on the Glacier Lake Mineral Claims.  Highlights from the 37 drill holes reported to date are discussed below.

The Company’s exploration team is currently combining the results of the 2006 drill program with the results of the 2007 drill program and the combined report will include the 2008 recommendations of drill targets.  The 2008 drill program and budgets will be finalized once it has received the 2007 drill report and final assay results.

1.

Contact Lake Mineral Claims – Contact Lake, NT

During the year ended November 30, 2005, the Company acquired a 100% undivided right, title and interest, subject to a 1% net smelter return royalty (“NSR”), in five mineral claims, totalling 1,801.82 ha (4,450.50 acres) located five miles southeast of Port Radium on Great Bear Lake, NT for cash payments of $60,000 (paid) and 300,000 common shares (issued and valued at $72,000) of the Company.    The Company may purchase the NSR for a one-time payment of $1,000,000.  The Company completed additional staking in the area in order to increase the project size to sixteen contiguous claims, totalling 10,601.57 ha (26,185.88 acres).  Collectively the properties are known as the Contact Lake Mineral Claims.

Expenditures related to the Contact Lake Mineral Claims for the year ended 30 November 2007 consist of amortization of $84,574 (2006 - $Nil), assaying and geochemical of $126,745 (2006 - $180,351), camp costs and field supplies of $499,322 (2006 - $671,577), claim maintenance and permitting of $13,452 (2006 - $69,531), community relations and government of $50,603 (2006 - $74,314), drilling of $1,741,790 (2006 - $1,458,060), equipment rental of $75,693 (2006 - $121,388), geology and engineering of $171,399 (2006 - $52,673), orthophotography of $103,306 (2006 - $96,145), staking and line cutting of $Nil (2006 - $332,660), surveying of $336,349 (2006 - $908,846), transportation and fuel of $1,357,400 (2006 - $2,874,802) and wages, consulting and management fees of $1,407,434 (2006 - $1,519,578).

The K2-IOCG target

The K2-IOCG target area is a target area in which drilling encountered IOCG style poly-metallic copper, gold, silver and cobalt mineralization. The mineralized zone is part of a regionally extensive zone of phyllic, potassic, hematite and magnetite, magnetite-actinolite alteration zones, often appearing at surface as phyllic-potassic pyritic gossans. The mineralization occurs within the same suite of volcano-plutonic rocks that host other poly-metallic zones in the Eldorado & Contact lake mineral belt, including the former El Bonanza Silver- Uranium (U-Ag) and the Eldorado Uranium (U-Ag- Cu- Co- Ni- Bi) mines.

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

The alteration signature and zone at Skinny Lake is similar to that of the Port Radium- Eldorado uranium mine area situated on Labine Point, NT.  Also the metal assemblage is very similar to the Echo Bay silver mine. The Skinny Lake discovery zone and target area is defined by predominately pyrite mineralization, which is present intermittently throughout the Skinny Lake region and in an extensive gossan at the southeast end of Echo Bay, with visible sulphide mineralization at the surface.  In addition, uranium, cobalt, nickel, copper, silver, lead and zinc enrichments are present locally as veins, veinlets and disseminations that extend outward in the southern and eastern extensions of the Skinny Lake and Mag Hill target areas.

The results of the first hole of a two-hole 2007 program intersected a new polymetallic discovery grading 22.50 meters of 2.24% zinc, 0.23% lead and 18.35g/ton silver. (NR January 18, 2008).

2.

Port Radium – Glacier Lake Mineral Claims, NT

During the year ended November 30, 2005, the Company acquired a 100% undivided right, title and interest, subject to a 2% NSR in four mineral claims, totalling 2,424.23 ha (5,987.85 acres) (the “Glacier Lake Mineral Claims”) located one mile east of Port Radium on Great Bear Lake, NT. For cash payments of $30,000 (paid) and 360,000 common shares (issued and valued at $72,000) of the Company.  The Company may purchase one-half of the NSR for a one-time payment of $1,000,000.

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

Expenditures related to the Glacier Lake Mineral Claims for the year ended 30 November 2007 consist of amortization of $7,796 (2006 - $Nil), assaying and geochemical of $143,177 (2006 - $Nil), camp costs and field supplies of $256,581 (2006 - $125,730), claim maintenance and permitting of $6,867 (2006 - $263), community relations and government of $21,472 (2006 - $Nil), drilling of $758,681 (2006 - $Nil), equipment rental of $45,643 (2006 - $12,395), geology and engineering of $33,673 (2006 - $Nil), metallurgical studies of $62,977 (2006 - $Nil), orthophotography of $25,522 (2006 - $Nil), staking and line cutting of $88,335 (2006 - $Nil), surveying of $Nil (2006 - $17,309), transportation and fuel of $3,754,918 (2006 - $930,941) and wages, consulting and management fees of $505,775 (2006 - $175,043), offset by recovery of mineral property costs of $186,651 (2006 - $417,099).

The Eldorado IOCG and Uranium target

In 2006, the Company discovered a new zone of hydrothermal and structurally controlled poly-metallic vein breccias at Eldorado on the North side of Echo Bay.  The 2006-2007 programs were designed to re-evaluate the economic potential of the former Eldordo-Echo Bay silver and uranium mines.

The results of the seventeen hole 2007 program confirmed additional widespread poly-metallic and uranium mineralization.  The Company has encountered uranium mineralization in three of the 2007 drill holes released to date, which assayed 0.25 meters of 1.41 % U3O8, 0.53 meters of 0.17% U3O8 and 0.30 meters 0.21% U3O8 within poly-metallic core. (NR September 24, 2007).

The Echo Bay IOCG and Uranium target

The Echo Bay IOCG and uranium target drill program was designed to re-evaluate the economic potential of the former Eldorado-Echo Bay silver and uranium mines and its untested surrounding area.  The Echo Bay silver-uranium target is located on the Company’s property, on the north side of Echo Bay.

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

The results of the first seven of a sixteen hole 2007 program has confirmed additional widespread poly-metallic IOCG & uranium style mineralization

3.

Port Radium – Crossfault Lake Mineral Claims, NT

During the year ended November 30, 2005, the Company acquired a 100% undivided right, title and interest, subject to a 2% NSR, in five mineral claims totalling 1,447.26 ha (3,574.73 acres) (the “Port Radium – Crossfault Lake Mineral Claims”) located north of Port Radium on Great Bear Lake, NT, for cash payments of $60,000 (paid) and 450,000 common shares (issued and valued at $297,000) of the Company.  The Company may purchase one-half of the NSR for a one-time payment of $1,000,000.

The Crossfault Lake claim block includes over 40 different metallic minerals, as identified by past geologists.  The Port Radium uranium belt was formally one of Canada’s principal producers of Pitchblende uranium in the 1930s and 1940s.

4.

Port Radium – Eldorado Uranium Mineral Claims, NT

During the year ended November 30, 2005, the Company entered into a lease agreement with South Malartic Exploration Inc. to purchase a 50% undivided interest, title and right in three mineral claims, totalling 106.53 ha (263.13 acres) (the “Eldorado Uranium Mineral Claims”)located at Port Radium on Great Bear Lake, NT, for a cash payment of $20,000 (paid).

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

Expenditures related to the Eldorado Mineral Claims (Uranium Lease Claims) for the year ended 30 November 2007 consist of claim maintenance and permitting of $526 (2006 - $Nil).

5.

North Contact Lake Mineral Claims – Contact Lake, NT

During the year ended November 30, 2006, the Company acquired a 100% right, interest and title, subject to a 2% NSR, in eleven mineral claims (the “North Contact Lake Mineral Claims”), for cash payments of $75,000 and the issue of 250,000 common shares of the Company valued at $182,500.  The Company may purchase one-half of the NSR for a one-time payment of $1,000,000.  The North Contact Lake Mineral Claims are situated north of Contact Lake on Great Bear Lake approximately 680 km (423 miles) north of Yellowknife, NT, totalling 5,867.23 ha (14,492.06 acres).

The property is in the northern extension of the Contact Lake Project and includes the Contact Lake – Echo Bay Stato-volcanic complex, having hundreds of known or recorded copper, gold, silver, nickel, cobalt, REE and high grade uranium occurrences identified in Proterozoic rocks.

Total expenditures related to the North Contact Lake Mineral Claims consist of acquisition costs of $257,500 made during the year ended November 30, 2006.

6.

South Eldorado Uranium Project, NT

During the year ended November 30, 2007, the Company staked sixteen claims (the “South Eldorado Uranium Mineral Claims”), and four additional claims (the “Eldorado West Uranium Mineral Claims”) located ten miles south of Eldorado uranium mine on the east side of Great Bear Lake, NT and 680 km (423 miles) north of the city of Yellowknife, NT, collectively known as the South Eldorado Uranium Project..  The Soulth Eldorado Uranium Project now consist of twenty mineral claims totaling 19,237.50 ha (47,532.31 acres).

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

The Company submitted a formal application for a 75,000 meter “5-Year” drill permit to the Sahtu Land and Water Board (“SLWB”) which includes the area of the Eldorado South Anomaly. The permit application has requested 15,000 meters of drilling per year, over a five-year period for a total of 75,000 meters.  This prospective uranium target is being prepared for reconnaissance and detailed sampling and mapping with drilling subject to receipt of the drill permit.

The Company has completed a comprehensive First Nations Traditional Educational Knowledge Report for this region which was completed to the satisfaction of the Deline Land Corporation and the Community of Deline.  The Company intends to further expand wildlife and environmental programs and baseline studies in the Eldorado & Contact Lake uranium districts as the projects advance. On December 19, 2005 the Company signed a 5 Year Cooperation, Access and Benefits Agreement with the Deline Land Corp and the Sahtu Dene & Metis for the eastern Great Bear Lake Region.  The SLWB is currently reviewing and overseeing the issuance of the new “Class A- 5 year drill permit” application (NR April 25, 2007).

In its effort to maintain strong relations and an ongoing working relationship with the Deline Land Corp. and the people of Sahtu-Dene First Nations peoples living in Deline, the Company visited and participated in a comprehensive Community Consultation on April 16, 2007 in the community of Deline, NT.  The Company made a detailed presentation to the community of the Company’s results of a successful 2006 exploration & drilling program and the Company’s future plans for expanded exploration and drilling in the 2007 season.  The Company addressed various environmental issues, environmental best practices management strategy, sustainable development philosophy and its policy of First Nations community outreach and development in the Sahtu Region.  The Company continues to maintain strong relations and a solid working relationship with the Deline Land Corp. and the people of Deline Sahtu-Dene First Nations.  The Company places the long term relationship and well-being of the Community of Deline, as the cornerstone to a successful working relationship and a corporate priority, governing its long-term principles with regard to the responsible sustainable development in the Sahtu Region.

Expenditures related to the South Eldorado Uranium Project for the year ended 30 November 2007 consist of camp costs and field supplies of $18,978 (2006 - $Nil), claim maintenance and permitting of $5,475 (2006 - $Nil), equipment rental of $845 (2006 - $Nil), geology and engineering of $111,832 (2006 - $Nil), geophysics of $3,000 (2006 - $Nil), staking and line cutting of $105,655 (2006 - $Nil), transportation and fuel of $2,220 (2006 - $Nil) and wages, consulting and management fees of $19,000 (2006 - $Nil).

7.

MacInnis Lake Uranium Project, – MacInnis Lake, NT

During the year ended November 30, 2005, the Company acquired a 100% interest, subject to a 2% NSR, in twelve mineral claims (the “MacInnis Lake Uranium Claims”) and three additional mineral claims (the “Kult Claims”) located approximately 275 km southeast of Yellowknife, NT, collectively known as the MacInnis Lake Uranium Project. The acquisition was completed for cash proceeds of $100,000 (paid) and 650,000 common shares (issued and valued at $158,000) of the Company.  The MacInnis Lake Uranium Project now consists of fifteen mineral claims totalling 10,596.35 ha (26,172.98 acres).

The Company entered into an option agreement dated April 1, 2005, as amended April 11, 2006 with Max Resource Corp. (“MAX”), whereby MAX can earn an interest, subject to a 2% NSR, in the MacInnis Lake Uranium Project. The terms of the option agreement calls for MAX to make payments as follows:

i.

cash payments totalling $30,000 (received);

ii.

the issuance of 200,000 common shares of MAX (received and sold for proceeds of $198,466);

iii.

work commitments totalling $2,000,000 over a five year period ($750,000 on or before 1 October 2008 ($422,480 incurred); $250,000 on or before 1 April 2009; $750,000 on or before 1 October 2009  and $250,000 on or before 1 April 2010.

The terms of the option agreement call for MAX to earn a 25% interest in the MacInnis Lake Property upon making the payments in i. and ii. above together with the first $1,000,000 in work commitments.  Max Resource may earn a further 25% interest when it completes the $2,000,000 in work commitments.  Upon full exercise of the option, the parties agree to enter into a joint venture agreement.  The Company is the operator of the project for the term of the option agreement.

The Company has not conducted exploration activities during the period on this property pending the resolution of permit issues in this region.

The MacInnis Lake Uranium Project is considered to be an unconformity-associated uranium deposit type. Unconformity-related uranium deposits can be extremely high grade and can average up to 10% or more uranium; this is the same type of setting for the majority of the uranium deposits in the Athabasca Basin. The MacInnis Lake Uranium Claim block is known to have widespread surface uranium mineralization, and contains 28 high-grade uranium outcrops, some of which were drilled between 1954 and 1988. All uranium exploration and drilling datasets from the MacInnis Lake Uranium Project have been archived and recorded by the Geological Survey of Canada in Yellowknife, NT.

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

Expenditures related to the MacInnis Lake Uranium Project for the year ended 30 November 2007 consist of claim maintenance and permitting of $2,670 (2006 - $Nil), geology and engineering of $832 (2006 - $1,731), surveying of $110,092 (2006 - $Nil) and wages, consulting and management fees of $3,925 (2006 - $1,500), offset by recovery of mineral property costs of $130,792 (2006 - $15,000).

The company intends to combine results from the Survey with archived historical drill results to assist the Company in identifying drill targets during exploration scheduled for the summer of 2008.  Drilling will be subject to receiving the required regulatory permitting.

The Company has recently completed all of the required assessment work and filings for the MacInnis Lake Uranium Project with the Mine Recorder’s office in Yellowknife, NT.

A Technical Report prepared in accordance with National Instrument 43-101 was previously completed on the MacInnis Lake Uranium Project and is accessible on SEDAR.

RESULTS OF OPERATIONS – YEAR ENDED NOVEMBER 30, 2007

The Company’s net loss for the year ended November 30, 2007 was $(7,916,250) or $(0.079) per share compared to a net loss of $(11,630,209) or $(0.139) per share for the year ended November 30, 2006.  The significant changes during the current fiscal period compared to the same period a year prior are as follows:

Advertising and promotion expenses for the year ended November 30, 2007 were $475,043 as compared to $247,563 for the same period in the prior year.  The increase in advertising and promotion is primarily attributable to additional costs associated with news release dissemination and increased advertising.

Filing and financing fees increased to $136,896 for the year ended November 30, 2007 from $93,387 for the year ended November 30, 2006.  The increase in costs is directly attributed to an increase in the TSX Venture Exchange fees because of the Company’s higher market capitalization over the prior year.

Part XII.6 tax for the year ended November 30, 2007 were $556,200 as compared to $Nil for the year ended November 30, 2006.  Subsequent to November 30, 2007, the Company paid $581,384 in Part XII.6 tax to Canada Revenue Agency related to unspent flow-through share offerings which were renounced on December 31, 2006.  Included in the accounts payable and accrued liabilities at November 30, 2007 is $556,200 related to this amount.  The Company’s exploration plans for the remainder of 2008 should be sufficient to meet the remainder of this commitment.

Legal and accounting fees increased to $314,683 for the year ended November 30, 2007 from $178,794 for the year ended November 30, 2006.  The increase in legal and accounting fees is due mainly to legal fees paid to the Company’s legal counsels in Alberta, British Columbia and the Northwest Territories for the Company’s Annual General Meeting, the 2006 Private Placements and other general corporate matters.

Office and miscellaneous expenses for the year ended November 30, 2007 were $187,973 as compared to $181,523 in the prior year.  During 2007, the Company incurred increased costs for Directors and Officers insurance and General Commercial Liability insurance.

Salaries and benefits for the year ended November 30, 2007 were $397,982 as compared to $Nil for the year ended November 30, 2006.  Prior to January 1, 2007, the Company incurred management, director and accounting fees paid to various executives and officers who provided services on an independent contractor/consulting basis.  In 2007, these individuals became employees of the Company and the corresponding salaries and benefits are included in salaries and benefits expense.

Stock based compensation, a non-cash expense, is comprised of the fair value of stock options granted to employees and consultants that vest in the period.  For the year ended November 30, 2007, stock-based compensation decreased to $1,970,027 from $3,237,869 in the prior year.  The Company grants stock options with varying vesting terms ranging from immediate vesting to vesting over three years.  The Company uses the Black-Scholes option pricing model to determine the fair value of options granted and recognizes the fair value of the option as an expense over the vesting term of the option.  On November 7, 2007, the Company entered into an Amending Agreement with the holders of 3,250,000 exiting options amending the exercise price from $1.57 to $0.85 per share and the expiry date from September 27, 2008 to November 7, 2010.

Transfer fees and shareholder information costs increased to $248,649 for the year ended November 30, 2007 from $102,543 for the year ended November 30, 2006.  The increase in transfer fees and shareholder information costs period over period is due mainly to increase in fees and number of consultants and analysts used for the Company’s investor relations and corporate development activities.

Interest income increased to $1,279,560 for the year ended November 30, 2007, compared to $802,010 in the prior fiscal year, primarily due to significantly higher average cash balances in 2007 versus 2006.

During fiscal 2007, the Company sold 200,000 shares of available for sale securities for total proceeds of $198,466, realizing a gain of $126,466.  There were no investments sold during the prior fiscal year.

Total assets at November 30, 2007 decreased to $24,384,800 from $30,798,020 at November 30, 2006 primarily as a result of mineral property expenses.  In addition, the company realized cash inflows from the exercise of warrants and options of $5,503,706 and proceeds from available for sale investments of $198,466 offset by the purchase of property, plant and equipment of $568,040 and cash outflows from operations of $12,124,440.

SELECTED ANNUAL INFORMATION

The following table sets forth selected financial information of the Company for the last three fiscal years. This financial information is derived from the audited financial statements of the Company.

Item	For the Year Ended November 30
	2007	2006	2005
Total Revenue	Nil	Nil	Nil
Total Income (Loss) from Continuing Operations	($7,916,250)	($11,630,209)	($2,832,810)
Operating Income (Loss) per Share	($0.079)	($0.139)	($0.064)
Net Income (Loss) in Total	($7,916,250)	($11,630,209)	($2,832,810)
Net Income (Loss) on a per Share Basis	($0.079)	($0.139)	($0.064)
Total Assets	$24,384,800	$30,798,020	$11,978,824
Total Long Term Financial Liabilities	Nil	Nil	Nil
Cash Dividends Declared per Share	Nil	Nil	Nil

The net loss for fiscal 2006 increased to $11,630,209 due primarily to the exploration operating expenses incurred during the 2006 Phase 1 drill program at the Eldorado & Contact Lake project areas and an increase in stock-based compensation, a non-cash expense to $3,237,869 from the $185,580 incurred during fiscal 2005, an increase of $3,052,289.  This increase was partially offset by an increase in interest income of $802,010 (2005: $Nil) due to the Company maintaining a cash balance in short term investments during fiscal 2007 and an increase in future income tax recovery of $1,429,960 (2005: $Nil) as a result of recording the tax effect of proceeds from the issuance of flow through shares which were renounced during fiscal 2006.

Net loss was reduced to $7,916,250 during fiscal 2007 from the $11,630,209 incurred during fiscal 2006 primarily due to an increase in future income tax recovery to $7,123,638 from the $1,429,960 recorded during fiscal 2006, an increase in interest income during fiscal 2007 to $1,279,560 from the $802,010 earned during the prior fiscal period and a decrease in stock-based compensation, a non-cash expense, to $1,970,027 from the $3,237,869 incurred during fiscal 2006.  This reduction was partially offset by an increase in exploration expenses incurred during the 2007 Phase 2 drill program at the Eldorado & Contact Lake project areas.

MINERAL PROPERTY EXPENSES

Mineral property expenses comprise (1) exploration expenses; (2) acquisition costs, and (3) recoveries.  Total expenditures for the year ended November 30, 2007 and 2006 are summarized below:

For the Year Ended November 30, 2007:	Exploration Expenses $	Acquisition Costs $	Recoveries $	Total $
Contact Lake Mineral Claims – Contact Lake, NT	5,968,067	-	-	5,968,067
Port Radium – Glacier Lake Mineral Claims, NT	5,711,417	-	(186,651)	5,524,766
Port Radium – Crossfault Lake Mineral Claims, NT	-	-	-	-
Port Radium – Eldorado Mineral Claims, NT	526	-	-	526
North Contact Lake Mineral Claims – Contact Lake, NT	-	-	-	-
South Eldorado Uranium Mineral Claims, NT	267,005	-	-	267,005
Longtom Property – Longtom Lake, NT	893	-	-	893
Longtom Property (Target 1) – Longtom Lake, NT	-	-	-	-
MacInnis Lake Property – MacInnis Lake, NT	117,519	-	(130,792)	(13,273)
	12,065,427	-	(317,443)	11,747,984

For the Year Ended November 30, 2006:	Exploration Expenses $	Acquisition Costs $	Recoveries $	Total $
Contact Lake Mineral Claims – Contact Lake, NT	8,359,925	-	-	8,359,925
Port Radium – Glacier Lake Mineral Claims, NT	1,261,681	-	(417,099)	844,582
Port Radium – Crossfault Lake Mineral Claims, NT	-	-	-	-
Port Radium – Eldorado Mineral Claims, NT	-	-	-	-
North Contact Lake Mineral Claims – Contact Lake, NT	-	257,500	-	257,500
Longtom Property – Longtom Lake, NT	893	-	(4,000)	(3,107)
Longtom Property (Target 1) – Longtom Lake, NT	-	-	-	-
MacInnis Lake Property – MacInnis Lake, NT	3,231	-	(15,000)	(11,769)
	9,625,730	257,500	(436,099)	9,447,131

Additional particulars of expenditures on mineral properties are provided in note 8 to the audited financial statements for the year ended November 30, 2007.

SUMMARY OF QUARTERLY RESULTS

The following information is derived from the Company’s quarterly financial statements for the past eight quarters:

Quarter Ended	Net Income (Loss)	Basic Income (Loss) per Share	Fully Diluted Income (Loss) per Share

November 30, 2007	($4,896,224)	($0.048)	($0.048)
August 31, 2007	($5,115,313)	($0.050)	($0.050)
May 31, 2007	($1,367,919)	($0.014)	($0.014)
February 28, 2007	$3,463,206	$0.036	$0.030
November 30, 2006	($3,895,492)	($0.042)	($0.042)
August 31, 2006	($5,602,506)	($0.063)	($0.063)
May 31, 2006	($1,897,081)	($0.023)	($0.023)
February 28, 2006	($235,130)	($0.004)	($0.004)

The Company did not generate any revenues, other than interest income and proceeds from the sale of available for sale securities, or have extraordinary items or results from discontinued operations in the period covered.

The Company’s loss for the fourth quarter of fiscal 2007 was reduced to $4,896,224, due primarily to an increase of general and administrative costs to $2,376,915 offset by a decrease of mineral properties expenditures to $2,882,859 and a decrease of future income tax recoveries to $69,160.  Included in general and administrative costs are stock-based compensation, a non-cash expense, of $1,329,557 relating to $210,192 stock options that were granted prior to November 30, 2006 which vested in the quarter and $1,119,365 of repriced stock options.  This compares to a charge of $210,193 during the third quarter of fiscal 2007 for vested stock options.  In this three month period, there was a $6,497 loss on the write-offs of property, plant and equipment.  There was no loss on the sale of property, plant and equipment.  Future income tax recoveries decreased to $69,160 as a result of recording the tax effect of proceeds from the issuance of flow through shares which were renounced to the investors at 31 December 2006 but have not yet been spent on mineral property exploration.

The Company’s net loss of $5,115,313 for the three month period ended August 31, 2007 includes $6,942,103 of expenses relating to mineral properties expenditures and $715,454 of general and administrative costs.  Included in general and administrative costs are stock-based compensation, a non-cash expense, of $210,193 relating to stock options that were granted prior to November 30, 2006 which vested in the quarter.  In this three month period, there were no losses on the sale of or write-offs of property, plant and equipment.  Future income tax recoveries were increased by $2,231,207 as a result of recording the tax effect of proceeds from the issuance of flow through shares which were renounced to the investors at 31 December 2006 but have not yet been spent on mineral property exploration.

The Company’s net loss of $1,367,919 for the three month period ended May 31, 2007 includes $1,561,168 of expenses relating to mineral properties expenditures and $885,827 of general and administrative costs.  Included in general and administrative costs are stock-based compensation, a non-cash expense, of $210,192 relating to stock options that were granted prior to November 30, 2006 which vested in the quarter.  In this three month period, there were no losses on the sale of or write-offs of property, plant and equipment.  Future income tax recoveries were increased by $666,347 as a result of recording the tax effect of proceeds from the issuance of flow through shares which were renounced to the investors at 31 December 2006 but have not yet been spent on mineral property exploration.

The Company’s net income of $3,463,206 for the three month period ended February 28, 2007 includes $361,854 of expenses relating to mineral properties expenditures and $713,237 of general and administrative costs.  Included in general and administrative costs are stock-based compensation, a non-cash expense of $220,085 relating to stock options that were granted prior to November 30, 2006 which vested in the quarter.  In this three month period, there were no losses on the sale of or write-offs of property, plant and equipment.  Future income tax recoveries were increased by $4,156,924 as a result of recording the tax effect of proceeds from the issuance of flow through shares which were renounced to the investors at 31 December 2006 but have not yet been spent on mineral property exploration.

The Company’s net loss of $3,895,492 for the three month period ended November 30, 2006 includes $1,808,444 of expenses relating to mineral properties and $2,293,653 of general and administrative costs.  Included in general and administrative costs are stock-based compensation, a non-cash expense, of $1,983,563 relating to stock options granted in the fourth quarter and the vesting of stock options previously granted.  The significant increase in the net loss as compared to the three month period ended November 30, 2005 was mainly attributable to the completion of Phase 1 and 2 drilling and field exploration work program at the Company’s Eldorado & Contact Lake IOCG & Uranium Properties.  In this three month period, there was a $2,355 loss on the write-offs of property, plant and equipment.  There was no loss on the sale of property, plant and equipment, as well as no recorded future income tax recoveries.

The Company’s net loss of $5,602,506 for the three month period ended August 31, 2006 includes $5,545,488 of expenses relating to mineral properties and $305,529 of general and administrative costs.  Included in general and administrative costs are stock based compensation, a non-cash expense, of $39,568 related to the vesting of 100,000 stock options previously granted.  In this three month period, there were no losses on the sale of or write-offs of property, plant and equipment, as well as no recorded future income tax recoveries.  Mineral property expenditures related largely to the exploration of the Contact Lake Mineral Claims.

The Company’s net loss of $1,897,081 for the three month period ended May 31, 2006 includes $1,644,372 of expenses relating to mineral properties and $407,040 of general and administrative costs.  Included in general and administrative costs are stock based compensation, a non-cash expense, of $63,280 related to the vesting of 160,000 stock options previously granted.  In this three month period, there were no losses on the sale of or write-offs of property, plant and equipment, as well as no recorded future income tax recoveries.  Mineral property expenditures related largely to the exploration of the Contact Lake Mineral Claims.

The Company’s net loss of $235,130 for the three month period ended February 28, 2006 includes $448,827 of expenses relating to mineral properties and $1,396,471 of general and administrative costs.  Included in general and administrative costs are stock based compensation, a non-cash expense, of $1,151,458 related to the vesting of 2,910,000 stock options (3,250,000 granted).  A future income tax recovery of $1,478,400 is also included in the loss.  The future income tax recovery represents the benefit of previously unrecognized future income tax assets realized to offset a future income tax liability arising when Canadian exploration expenditures were renounced to the Company’s shareholders as part of flow through financings.  Mineral property expenditures related largely to the acquisition of the North Contact Lake Mineral Claims and exploration of the Contact Lake Mineral Claims.  In the three months period ended February 28, 2006, there were no losses on the sale of or write-offs of property, plant and equipment.

LIQUIDITY AND SOLVENCY

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

Subsequent to the reporting period, the Company received $Nil from the exercise of warrants and agent compensation warrants.  As at March 20, 2008, the Company has cash and cash equivalents of approximately $21,000,000 on its balance sheet.  The Company believes that this is sufficient to fund its currently planned exploration and administrative budget through the balance of fiscal 2008.

CONTINGENCIES

The Company is aware of no contingencies or pending legal proceedings as of March 20, 2008.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements that would require disclosure.

TRANSACTIONS WITH RELATED PARTIES

The Company’s board of directors consists of Tim Coupland, Tracy Moore, Michael Bogin, Robert Hall and Stuart Rogers.  Tim Coupland is the Company’s President and Chief Executive Officer, Ann-Marie Cederholm is the Company’s Chief Financial Officer and Corporate Secretary, and Robert Hall is the Company’s Director of Field Operations.  Ann-Marie Cederholm was appointed as the Chief Financial Officer on August 14, 2007.

The Company paid or accrued amounts to related parties as follows:

	For the Year Ended November 30
	2007	2006
Consulting fees paid to a company controlled by Mr. Tim Coupland(1)	$-	$27,452
Consulting fees paid to a partnership controlled by Mr. Michael Bogin	16,000	7,500
Secretarial fees paid to an individual related to Mr. Tim Coupland(1)	8,500	36,037
Management fees paid to a company controlled by Mr. Tim Coupland	117,500	135,000
Director fees paid to a company controlled by Mr. Tracy Moore	17,000	21,950
Director fees paid to a company controlled by Mr. Robert Hall(1)	14,000	9,000
Director fees paid to Mr. Stuart Rogers	9,000	-
Accounting fees paid to a proprietorship controlled by Ms. Ann-Marie Cederholm(1)	6,525	38,375
Salaries and benefits paid to directors and/or officers of the Company(1)	397,982	-
	$586,507	$275,314

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

PROPOSED TRANSACTIONS

As is typical of the mineral exploration and development industry, the Company is continually reviewing potential merger, acquisition, investment and joint venture transactions and opportunities that could enhance shareholder value.  At present there are no transactions being contemplated by management or the board that would affect the financial condition, results of operations and cash flows of any asset of the Company.

____________________________________
1 Prior to January 1, 2007, the Company incurred management, director, accounting and secretarial fees paid to various executives and officers who provided services on a consulting basis.  In 2007, these individuals became employees of the Company and the corresponding salaries and benefits are included in salaries and benefits expense.

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s system of disclosure controls and procedures includes our Disclosure Policy, our Code of Conduct and Business Ethics and the effectiveness of our Audit Committee.   The Company has established procedures that allow the identification of matters warranting consideration of disclosure by the Audit Committee, as well as procedures for the verification of individual transactions and information that would be incorporated in annual and interim filings, including Financial Statements, Management’s Discussion and Analysis, Annual Information Forms and other related documents.

As required by CSA Multilateral Instrument 52-109, Certification of Disclosure in an Issuer’s Annual and Interim Filings, an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures was conducted as of November 30, 2007 under the supervision of management, including the President and the Chief Financial Officer.  The evaluation included review of documentation, enquiries of Company staff and other procedures considered by Management to be appropriate under the circumstances.

As a result of their evaluation, the President and Chief Financial Officer have concluded that the design and operation of the system of disclosure controls was effective as at November 30, 2007.

The President and Chief Financial Officer are also required to file certifications of our annual filings under Multilateral Instrument 52-109.  These certifications may be accessed at www.sedar.com.

SUBSEQUENT EVENT

Subsequent to November 30, 2007, the Company paid $581,384 in Part XII.6 tax to Canada Revenue Agency related to unspent flow-through share offerings in which were renounced on December 31, 2006.  Included in the accounts payable and accrued liabilities at November 30, 2007 is $556,200 related to this amount.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Company’s financial statements requires management to make estimates and assumptions regarding future events.  These estimates and assumptions affect the reported amounts of certain assets and liabilities, and disclosure of contingent liabilities.

Significant areas requiring the use of management estimates include the determination of impairment of equipment, environmental and reclamation obligations, rates for amortization, variables used in determining stock-based compensation and assessments of control of variable interest entities.  These estimates are based on management’s best judgment.  Factors that could affect these estimates include risks inherent in mineral exploration and development, changes in reclamation requirements, changes in government policy and changes in foreign exchange rates.

Management has assessed the carrying value of its assets, and other than write-downs to its available for sale investment, does not believe the remaining assets have suffered any impairment.

The Company does not believe it has incurred any material environmental liabilities to date.  The Company has the responsibility to perform reclamation in certain jurisdictions upon completion of drilling.  The costs to complete this reclamation are immaterial and are expensed when incurred.

Management has made significant assumptions and estimates in determining the fair market value of stock-based compensation granted to employees and non-employees and the value attributed to various warrants and broker warrants issued on financings.  These estimates have an effect on the stock-based compensation expense recognized and the contributed surplus and share capital balances on the Company’s balance sheet.  Management has made estimates of the life of stock options and warrants, the expected volatility and expected dividend yields that could materially affect the fair market value of these types of securities.  The estimates were chosen after reviewing the historical life of the Company’s options and analyzing share price history to determine volatility.

CHANGES IN ACCOUNTING POLICIES

a)

Financial Instrument Standards

Effective January 1, 2007, the Company adopted the new Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3855, Financial Instruments – Recognition and Measurement; Section 3865, Hedges; Section 1530, Comprehensive Income; and Section 3861, Financial Instruments – Disclosure and Presentation (the “Financial Instrument Standards”).  As required by the transitional provisions of these new standards, these new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

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

Comprehensive Income

Comprehensive income is composed of the Company’s earnings and other comprehensive income.  Other comprehensive income includes unrealized gains and looses on available-for-sale securities, foreign currency translation gains and losses on the net investment in self-sustaining operations and changes in the fair market value of derivate instruments designated as cash flow hedges, all net of income taxes.  Cumulative changes in other comprehensive income are included in accumulated other comprehensive income which is presented (if applicable) as a new category in shareholders’ equity.

Transition Adjustment to Opening Balances

The adoption of Sections 1530 and 3855 impacts the opening equity of the Company.  The unrealized gain or loss on the available-for-sale securities from purchase to November 30, 2006 was $69,000 which is reported as an adjustment to the opening balance of accumulated other comprehensive income.  Any unrealized gains or losses on the available for sale securities for the year ended November 30, 2007 are reported in the current period.  There would be no tax impact resulting from adjustments arising from comprehensive income as there are unrecorded income tax assets that would result in no income tax being payable.

b)

Accounting Changes

Effective January 1, 2007, the Company adopted the revised CICA Handbook Section 1506, Accounting Changes, which requires that a voluntary change in accounting policy can be made only if the changes result in more reliable and relevant information and are accompanied with disclosures of prior period amounts and justification of the changes.  The section also requires that the nature and amount of material changes in estimates be disclosed.  The Company has not made any voluntary change in accounting policies or significant changes in estimates that are not otherwise disclosed since the adoption of the revised section.

In 2001, the CICA issued Accounting Guideline No. 11, which covers the Company’s exploration activities.  In the past, the Company has capitalized certain exploration costs on mineral properties that were not covered by feasibility studies, whereas under the new guideline, the Company was required to expense these amounts in the year incurred.  Effective January 1, 2001, the Company adopted these new recommendations on a retroactive basis.  The impact as at January 1, 2001 of the adoption of these new recommendations was to reduce mineral properties by $561,257 and to increase deficit, accumulated during the exploration stage by $561,257.

NEW ACCOUNTING PRONOUNCEMENTS

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

•

Requirements for an entity to disclose qualitative information about its objectives, policies and processes for managing capital;

•

A requirement for an entity to disclose quantitative data about what it regards as capital; and

•

A requirement for an entity to disclose whether it has complied with any externally imposed capital requirements and, if not, the consequences of such non-compliance.

Section 1535 is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.  The adoption of this standard will have no impact on the Company’s operating results or financial position and management is currently in the process of evaluating the impact that these additional disclosure standards will have on the Company’s financial statements.

In December 2006, the CICA issued Handbook Section 3862, Financial Instruments – Disclosures and Section 3863, Financial Instruments – Presentation.  Section 3862 modifies the disclosure requirements of Section 3861 and requires entities to provide disclosures in their consolidated financial statements that enable users to evaluate the significance of financial instruments on the entity’s consolidated financial position and performance, and the nature and extent of risks arising from financial instruments and non-financial derivatives.  Section 3863, Financial Instruments – Presentation carries forward unchanged the presentation requirements for financial instruments of Section 3861, Financial Instruments – Disclosures and Presentation.  Section 3862 and 3863 apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after October 1, 2007.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

Fair value - The fair value of cash and cash equivalents, amounts receivable, available for sale investments, accounts payable and accrued liabilities approximates their carrying value due to the short-term nature of these financial instruments.

Exchange risk - The Company operates solely in Canada and therefore is subject to minimal foreign currency risk arising from changes in exchange rates with other currencies.

Interest rate risk - The Company is exposed to interest rate risk on its short-term investments, but this risk relates only to investments held to fund future activities and does not affect the Company’s current operating activities.

Credit risk - The Company places its temporary investment funds with government and bank debt securities and is subject to minimal credit risk with regard to temporary investments.

The Company does not have any risk associated with “other instruments”; that is, instruments that may be settled by the delivery of non-financial assets.

SHARE DATA

As of the date of this MD&A, the Company has 104,536,561 common shares without par value issued and outstanding. In addition, the Company has the obligation to issue the following additional common shares:

a)

Incentive stock options that could result in the issuance of up to 5,850,000 common shares. Of these stock options, 200,000 are exercisable at $0.20 each, 2,400,000 are exercisable at $0.60 each and 3,250,000 are exercisable at $0.85 each.

b)

Share purchase and agent compensation warrants that could result in the issuance of up to 3,698,296 common shares ranging from $2.15 to $2.20 each.  Details of these warrants are described in note 11 to our audited financial statement for the year ended November 30, 2007.

Exhibit 15.2

JAMES STAFFORD

James Stafford

Chartered Accountants

Suite 350 – 1111 Melville Street

Vancouver, British Columbia

Canada V6E 3V6

Telephone +1 604 669 0711

Facsimile +1 604 669 0754

* Incorporated professional, James Stafford, Inc.

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Alberta Star Development Corp.

We consent to the incorporation of our report dated 20 February 2008, except for Notes 3, 18 and 19, as to which the date is 15 January 2009, with respect to the balance sheets of Alberta Star Development Corp. as at 30 November 2007 and 2006, and the related statements of loss, comprehensive loss and deficit, cash flows and changes in shareholders’ equity for the period from 6 September 1996 (Date of Inception) to 30 November 2007 and for each of the years in the three-year period ended 30 November 2007 in the Annual Report on Form 20-F/A of Alberta Star Development Corp. dated 16 January 2009.  Our report dated 20 February 2008, except for Notes 3, 18 and 19, as to which the date is 15 January 2009 included additional comments for U.S. readers on Canada – U.S. Reporting Differences. The financial statements do not include any adjustments that might result from the outcome of that uncertainty.

/s/ James Stafford
Vancouver, Canada	Chartered Accountants

16 January 2009

END OF FILING