Form 20-F
period 2008-11-30
ALBERTA STAR DEVELOPMENT CORP
filed 2009-03-24
CIK 1142462

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For fiscal year ended November 30, 2008
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____ to ______
OR
☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report:

Commission file number: 0-31172

ALBERTA STAR DEVELOPMENT CORP.

 (Exact name of Registrant as specified in its charter)

Province of Alberta, Canada

(Jurisdiction of incorporation or organization)

506 – 675 West Hastings Steet, Vancouver, British Columbia V6B 1N2 Canada

(Address of principal executive offices)

Tim Coupland, President and CEO
Alberta Star Development Corp.
506 – 675 West Hastings Street

Vancouver, British Columbia V6B 1N2 Canada

Tel: (604) 681-3131

Facsimile: (604) 408-3884

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act:  None

Securities registered pursuant to Section 12(g) of the Act:

Common Shares, no par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report:  104,686,561 common shares as at December 31, 2006

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one)

Large accelerated filer  ☐  Accelerated filer  ☐ Non-accelerated filer  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP  ☐

International Reporting Standards as issued

☐

Other  ☒

by the International Accounting Standards Board

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17  ☒  Item 18  ☐

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐ No ☒

TABLE OF CONTENTS

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING RESOURCE AND RESERVE ESTIMATES

GLOSSARY OF MINING TERMS

CONVERSION TABLE

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

ITEM 1 – IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

ITEM 2 – OFFER STATISTICS AND EXPECTED TIMETABLE

ITEM 3 – KEY INFORMATION

ITEM 4 – INFORMATION ON THE COMPANY

ITEM 4A - UNRESOLVED STAFF COMMENTS

ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

ITEM 8 - FINANCIAL INFORMATION

ITEM 9 - THE OFFER AND LISTING

ITEM 10 - ADDITIONAL INFORMATION

ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

ITEM 12 - DESCRIPTIONS OF SECURITIES OTHER THAN EQUITY SECURITIES

PART II

ITEM 13 - DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

ITEM 15 - CONTROLS AND PROCEDURES

ITEM 16A - AUDIT COMMITTEE FINANCIAL EXPERT

ITEM 16B - CODE OF ETHICS

ITEM 16C - PRINCIPAL ACCOUNTANT FEES AND SERVICES

ITEM 16D - EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

ITEM 16E - PURCHASES OF EQUITY SECURITIES BY THE ISSUERS AND AFFILIATED PURCHASERS

PART III

ITEM 17 - FINANCIAL STATEMENTS

ITEM 18 - FINANCIAL STATEMENTS

ITEM 19 - EXHIBITS

SIGNATURE

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING RESOURCE AND RESERVE ESTIMATES

This Annual Report on Form 20-F has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws.  The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in United States Securities and Exchange Commission (“SEC”) Industry Guide 7 under the United States Securities Act of 1993, as amended (the “Securities Act”).  Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.  Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this Annual Report on Form 20-F and the documents incorporated by reference herein contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

GLOSSARY OF MINING TERMS

The following are abbreviations and definitions of terms commonly used in the mining industry and this Annual Report on Form 20-F:

Aeromagnetic survey	A geophysical survey using a magnetometer aboard, or towed behind, an aircraft.
Ag	The chemical symbol for silver.
Au	The chemical symbol for gold.
Andesite	Fine-grain generally volcanic rock composed of feldspar, hornblende and other minor minerals.

Anomaly	Any departure from the norm which may indicate the presence of mineralization in the underlying bedrock.
Anorthosite	Light grey to almost black rock, composed chiefly of calcium feldspar.
Aphebian	Period of time in the Earth’s history between 2.5 and 1.8 billion years ago.
Archean	Period of time in the Earth’s history between 3.8 and 2.5 billion years ago.
Assay	A chemical test performed on a sample of ores or core to determine the amount of valuable metals contained.
Assessment Work	The amount of work, specified by mining law, that must be performed each year in order to retain legal control of mining claims.
Audio-Magnetotellurics (AMT)	An geophysical method that measures the Earth’s varying electric and magnetic fields.
Basin	A round or oval depression in the Earth's surface, containing the youngest section of rock in its lowest, central part.
Batholith	A large mass of igneous rock extending to great depth with its upper portion dome-like in shape. Similar, smaller masses of igneous rocks are known as bosses or plugs.
Breccia	A rock in which angular fragments are surrounded by a mass of fine-grained minerals.
Chalcopyrite	A sulphide mineral of copper and iron; the most important ore mineral of copper.
Channel Sample	A sample composed of pieces of vein or mineral deposit that have been cut out of a small trench or channel, usually about 10 cm wide and 2 cm deep.
Chip Sample	A method of sampling a rock exposure whereby a regular series of small chips of rock is broken off along a line across the face.
Claim	Holder usually has the right to carry out mineral exploration and apply to mine on the located area.
Cretaceous	The third and latest of the periods in the Mesozoic Era.
Diamond Drill	A rotary type of rock drill that cuts a core of rock that is recovered in long cylindrical sections, 2 cm or more in diameter.
Dickite	Dickite is a polymorphic alumino-silicate clay that is formed from hydrothermal environments.
Diorite	An intrusive igneous rock composed chiefly of plagioclase, hornblende, biotite or pyroxene.
EM Survey	A geophysical survey method which measures the electromagnetic properties of rocks.
Exploration	Prospecting, sampling, mapping, diamond drilling and other work involved in searching for ore.
Fault	Fracture in the Earth’s crust, along which there has been displacement of the sides relative to one another parallel to the fracture.
Gabbro	A dark, coarse-grained intrusive igneous rock composed chiefly of feldspar and pyroxene.
Geophysical Surveys	The use of one or more geophysical techniques in geophysical exploration.
Grab Samples	A sample of rock or sediment taken more or less indiscriminately at any place.
Gravity Gradient Survey	A geophysical method used to map and mathematically model underground fault structures based on measurements of the gravity of rocks.
Gneiss	Layered granite-like rock.
Gossan	An iron-oxide rich weathered product overlying a sulphide deposit.
Granite	A coarse-grained intrusive igneous rock consisting of quartz, feldspar and mica.
g/t	Grams per tonne.
Hydrothermal Alteration

Rock alteration simply means changing the mineralogy of the rock.  The old minerals are replaced by new ones because there has been a change in the conditions.  These changes could be changes in temperature, pressure, or chemical conditions or any combination of these.  Hydrothermal alteration is a change in the mineralogy as a result of interaction of the rock with hot water fluids, called “hydrothermal fluids”.

Hydrothermal Fluids

Hydrothermal fluids cause hydrothermal alteration of rocks by passing hot water fluids through the rocks and changing their composition by adding or removing or redistributing components.  Temperatures can range from weakly elevated to boiling.  Fluid composition is extremely variable.  They may contain various types of gases, salts (briney fluids), water, and metals.

Illite	Illite is a layered alumino-silicate clay that is formed from hydrothermal environments.
Induced Polarization (IP)

A geophysical survey method which measures the electrochemical properties of rocks.  Time domain IP methods measure the voltage decay or chargeability over a specified time interval after the induced voltage is removed.  Frequency domain IP methods use alternating currents (AC) to induce electric charges in the subsurface, and the apparent resistivity is measured at different AC frequencies.

IOCG	Iron-Oxide Copper Gold style mineralization.
Km	A measure of distance known as a kilometre.
Leach	To dissolve from a rock. For example, when acidic water passes through fractured rocks, soluble minerals leach or dissolve from the rocks.
Lode	Zone of mineralization (or ore) in rock, as opposed to placer.
Mo	The chemical symbol for molybdenum.
Mg	The chemical symbol for magnesium.
Mafic	Igneous rocks with dark minerals.
Mesozoic Era	One of the eras of geologic time, follows the Paleaozoic and succeeded by the Cenozoic.
Metallurgy	The study of extracting metals from their ores.
Mineralization	The concentration of metals and their chemical compounds within a body of rock.
Monzonite	Coarse grain igneous rock composed of feldspar, hornblende, biotite and often quartz.
Ni	The chemical symbol for nickel.
NSR	Net Smelter Returns. A royalty paid from the sale of mined minerals.
NT	Northwest Territories, Canada.
Opt	Ounce per short ton.
Ore	A natural aggregate of one or more minerals, which at a specified time and place, may be mined and sold at a profit, or which from some part may be profitably separated.
Oz	A measure of weight known as an ounce. Precious metals are generally reported in ounces troy weight. One troy ounce equals about 31.1 grams.
Paleozoic	Era of geologic time between Proterozoic and Mesozoic.
Phanerozoic	Period of time in Earth’s history between 544 million year ago and present.
Placer	A deposit of sand and gravel containing valuable metals such as gold, tin or diamonds.
Proterozoic	Period of time in Earth’s history between 2.5 billion years ago and 544 million years ago.
Ppm	Parts per million. Most often reported by weight which is then equivalent to grams per metric ton.
Pyrite	A yellow iron sulphide mineral, normally of little value. It is sometimes referred to as "fool's gold".
Radiometric dating	The calculation of an age in years of geologic materials by any one of several age determination methods based on nuclear decay of natural radioactive elements contained in the material.
Sample	A small portion of rock or a mineral deposit taken so that the metal content can be determined by assaying.
Sampling	Selecting a fractional but representative part of a mineral deposit for analysis.
Shear or shearing	The deformation of rocks by lateral movement along innumerable parallel planes, generally resulting from pressure and producing such metamorphic structures as cleavage and schistosity.
Strike	The coarse or bearing of a bed or layer of rock.
Tailings	Material rejected from a mill after most of the recoverable valuable minerals have been extracted.
Th	The chemical symbol for thorium.
Tonne	Metric ton equals 1,000 kilograms or approximately 2,204 pounds.
Ton	Short ton (or standard ton) equals 2,000 pounds.
U	The chemical symbol for uranium.
U3O8

Uranium oxide. The mixture of uranium oxides produced after milling uranium ore from a mine.  Sometimes loosely called “yellowcake”.  It is yellow in colour and is usually represented by the empirical formula U3O8. Uranium is sold in this form.

Unconformity	A boundary separating two or more rocks of markedly different ages, marking a gap in the geologic record.

Uraninite	A mineral consisting of uranium oxide and trace amounts of radium and thorium and polonium and lead and helium; uraninite in massive form is called pitchblende which is the chief uranium ore.
V2O5	Vanadium oxide. It is usually represented by the empirical formula V2O5.
Vein	A fissure, fault or crack in a rock filled by minerals that have travelled upwards from some deep source.
Volcanic rocks	Igneous rocks formed from magma that has flowed out or has been violently ejected from a volcano.

VTEM	Variable time-domain electro-magnetics. A geophysical survey method.

CONVERSION TABLE

In this Annual Report on Form 20-F a combination of Imperial and metric measures are used.  Conversions from Imperial measure to metric and from metric to Imperial are provided below:

Imperial Measure =	Metric Unit	Metric Measure =	Imperial Unit
2.47 acres	1 hectare	0.4047 hectares	1 acre
3.28 feet	1 meter	0.3048 meters	1 foot
0.62 miles	1 kilometer	1.609 kilometers	1 mile
0.032 ounces (troy)	1 gram	31.1 grams	1 ounce (troy)
1.102 tons (short)	1 tonne	0.907 tonnes	1 ton
0.029 ounces (troy)/ton	1 gram/tonne	34.28 grams/tonne	1 ounce (troy/ton)

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F and the exhibits attached hereto contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future.  These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.  Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.  Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” (or the negative and grammatical variations of any of these terms and similar expressions) be taken, occur or be achieved,) are not statements of historical fact and may be forward-looking statements.  Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

•

risks related to our status as a passive foreign investment company for U.S. tax purposes;

•

risks related to our history of operating losses;

•

risks related to our lack of production history;

•

risks related to our limited financial resources;

•

risks related to our need for additional financing;

•

risks related to competition in the mining industry;

•

risks related to increased costs;

•

risks related to possible shortages in equipment;

•

risks related to mineral exploration activities;

•

risks related to our lack of insurance for certain activities;

•

risks related to all our properties being in the exploration stage;

•

risks related to uncertainty that our properties will ultimately be developed;

•

risks regarding resource estimates;

•

risks related to differences between U.S. and Canadian practices for reporting resources and reserves

•

risks related to our management’s limited experience in mineral exploration;

•

risks related to fluctuations in precious and base metal prices;

•

risks related to the possible loss of key management personnel;

•

risks related to possible conflicts of interest;

•

risks related to our mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title;

•

risks related to governmental and environmental regulations;

•

risks related to our ability to obtain necessary permits;

•

risks related our status as a foreign corporation;

•

risks related to current economic conditions; and

•

other risks related to our securities.

This list is not exhaustive of the factors that may affect our forward-looking statements. Some of the important risks and uncertainties that could affect forward-looking statements are described further in the sections entitled “Risk Factors”, “Information on the Company” and “Operating and Financial Review and Prospects” and in the exhibits attached to this Annual Report on Form 20-F.  Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements.  The Company’s forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions change, except as required by law.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

PART I

All references in this Annual Report on Form 20-F (“Annual Report”) to the terms “we”, “our”, “us”, “the Company” and “Alberta Star” refer to Alberta Star Development Corp.

ITEM 1 – IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2 – OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3 – KEY INFORMATION

A.

Selected Financial Data

The following information has been extracted from the Company’s financial statements for the years indicated and is expressed in Canadian dollars.  The information should be read in conjunction with “Item 5.  Operating and Financial Review and Prospects – A. Operating Results and B. Liquidity and Capital Resources” and the audited annual financial statements of the Company filed herewith.

Our financial statements included in this Annual Report have been prepared in accordance with genreally accepted accounting principles (“GAAP”) in Canada. There are several material differences between Canadian GAAP and U.S. GAAP that are applicable to the financial information disclosed or summarized herein. The first table presents this financial data in accordance with US GAAP, the second table presents the data  in accordance with Canadian GAAP. Reference is also made to Note 18 in the attached financial statements for an explanation of material differences between Canadian GAAP and U.S. GAAP.  The following table summarizes information pertaining to operations of the Company for the last five fiscal years ended November 30.

All amounts within this Annual Report are in Canadian dollars, unless otherwise indicated.

US GAAP	Fiscal Year Ended November 30
	2008	2007	2006	2005	2004
Net operating revenue	Nil	Nil	Nil	Nil	Nil
Loss from operations	($6,489,209)	($14,784,688)	($13,060,169)	($2,832,810)	($1,889,340)
Loss from continuing operations	($6,489,209)	($14,784,688)	($13,060,169)	($2,832,810)	($1,889,340)
Comprehensive loss for the year	($6,489,209)	($14,870,688)	($13,022,169)	($2,784,810)	($1,889,340)
Loss from operations per share	($0.06)	($0.15)	($0.16)	($0.06)	($0.07)
Loss from continuing operations per share	($0.06)	($0.15)	($0.16)	($0.06)	($0.07)
Total assets	$17,880,351	$24,384,800	$30,798,020	$11,978,824	$2,155,878
Net assets	$16,107,618	$22,758,444	$30,332,098	$11,899,236	$2,071,876
Capital stock	$59,518,839	$59,680,456	$52,469,422	$20,976,391	$8,316,221
Number of shares	104,686,561	104,536,561	96,251,717	70,914,983	37,527,290
Dividends per common share	Nil	Nil	Nil	Nil	Nil
Diluted net income (loss) per share	($0.06)	($0.15)	($0.16)	($0.06)	($0.07)

Canadian GAAP	Fiscal Year Ended November 30
	2008	2007	2006	2005	2004
Net operating revenue	Nil	Nil	Nil	Nil	Nil
Loss from operations	($6,489,209)	($7,916,250)	($11,630,209)	($2,832,810)	($957,202)
Loss from continuing operations	($6,489,209)	($7,916,250)	($11,630,209)	($2,832,810)	($957,202)
Comprehensive loss for the year	($6,489,209)	($7,916,250)	($11,630,209)	($2,832,810)	($957,202)
Loss from operations per share	($0.062)	($0.079)	($0.139)	($0.064)	($0.035)
Loss from continuing operations per share	($0.062)	($0.079)	($0.139)	($0.064)	($0.035)
Total assets	$17,880,351	$24,384,800	$30,798,020	$11,978,824	$2,155,878
Net assets	$16,107,618	$22,758,444	$30,332,098	$11,899,236	$2,071,876
Capital stock	$49,956,797	$50,118,414	$49,775,818	$19,712,747	$7,052,577
Number of shares	104,686,561	104,536,561	96,251,717	70,914,983	37,527,290
Dividends per share	Nil	Nil	Nil	Nil	Nil
Diluted net income (loss) per share	($0.062)	($0.079)	($0.139)	($0.064)	($0.035)

Currency and Exchange Rates

Since June 1, 1970, the Government of Canada adopted a floating exchange rate to determine the value of the Canadian dollar as compared to the US dollar. On March 12, 2009, the exchange rate in effect for Canadian dollars exchanged for US dollars, expressed in terms of Canadian dollars was $1.2905. This exchange rate is based on the noon buying rates of the Bank of Canada, as obtained from the website www.bankofcanada.ca.

For the past five fiscal years ended November 30, 2008, and for the three month period between December 1, 2008, and February 28, 2009, the following exchange rates were in effect for Canadian dollars exchanged for US dollars, calculated in the same manner as above:

Period	Average
Year ended November 30, 2004	$1.3093
Year ended November 30, 2005	$1.2163
Year ended November 30, 2006	$1.1350
Year ended November 30, 2007	$1.0865
Year ended November 30, 2008	$1.0469

Period	Low	High
Month ended February 28, 2009	$1.2192	$1.2707
Month ended January 31, 2009	$1.1823	$1.2741
Month ended December 31, 2008	$1.1965	$1.2969
Month ended November 30,2008	$1.1477	$1.2952
Month ended October 31, 2008	$1.0585	$1.2995
Month ended September 30, 2008	$1.0298	$1.0821

B.

Capitalization and Indebtedness

Not Applicable.

C.

Reasons for the Offer and Use of Proceeds

Not Applicable.

D.

Risk Factors

An investment in our common shares is highly speculative and subject to a number of known and unknown risks.  Only those persons who can bear the risk of the entire loss of their investment should purchase our securities.  An investor should carefully consider the risks described below and the other information that we file with the SEC and with Canadian securities regulators before investing in our common shares.  The risks described below are not the only ones faced.  Additional risks that we are not currently aware of or that we currently believe are immaterial may become important factors that affect our business.  If any of these risks occur,  operating results and financial conditions could be seriously harmed, the market price of our common shares could decline and the investor may lose all of their investment.  The risk factors set forth below and elsewhere in this Annual Report, and the risks discussed in our other filings with the SEC and Canadian securities regulators may have a significant impact on our business, operating results and financial condition and could cause actual results to differ materially from those projected in any forward-looking statements.  See “Cautionary Note Regarding Forward-Looking Statements”.

In addition to other information in this Annual Report, you should carefully consider the following risk factors in evaluating our business.

Risks Related to the Business of Alberta Star

Likely Passive Foreign Investor Company (“PFIC”) Status Has Possible Adverse Tax Consequences for U.S. Investors

Current holders of and potential investors in our common shares who are U.S. taxpayers should be aware that Alberta Star expects to be a passive foreign investment company (“PFIC”) for the current fiscal year, and may have been a PFIC in prior years and may also be a PFIC in subsequent years.     If Alberta Star is a PFIC for any year during a U.S. taxpayer’s holding period, then such U.S. taxpayers generally will be required to treat any so-called “excess distribution” received on its common shares, or any gain realized upon a disposition of common shares, as ordinary income and to pay an interest charge on a portion of such distributions or gain, unless the taxpayer makes a qualified electing fund (“QEF”) election or a mark-to-market election with respect to the shares of Alberta Star.  In certain circumstances, the sum of the tax and the interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the taxpayer.  A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of Alberta Star’s net capital gain and ordinary earnings for any year in which Alberta Star is a PFIC, whether or not Alberta Star distributes any amounts to its shareholders.  A U.S. taxpayer who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer’s basis therein.  U.S. taxpayers are advised to seek the counsel of their professional tax advisors.  This paragraph is qualified in its entirety by the discussion below under the heading “Taxation—Certain U.S. Federal Income Tax Considerations.”  Each U.S. taxpayer should consult his or her own tax advisor regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the PFIC rules and the acquisition, ownership, and disposition of our common shares.

We have a history of losses.

We have incurred losses in our business operations since inception, and we expect that we will continue to lose money for the foreseeable future.  Since our incorporation on September 6, 1996, to November 30, 2008, we incurred losses determined under US GAAP totalling $43,411,221. Very few junior mining resource companies ever become profitable. Failure to achieve and maintain profitability may adversely affect the market price of our common stock.   There can be no assurance that we will achieve profitability in the future or at all.

We have not identified any commercially viable mineral deposits.  We have not commenced development or commercial production on any of our properties.  We have no history or earnings or cash flow from operations.  We do not have a line of credit and our only present source of funds available may be through the sale of our equity shares or assets.  Even if the results of exploration are encouraging, we may not have the ability to raise sufficient funds to conduct further explorations to determine whether a commercially mineable deposit exists on any of our properties.  While additional working capital may be generated through the issuance of equity or debt, the sale of properties or possible joint venturing of the properties, we cannot assure you that any such funds will be available for operations on acceptable terms, if at all.

In addition, should we be unable to continue as a going concern, realization of assets and settlement of liabilities in other than the normal course of business may be at amounts significantly different from those contained in our financial statements.

We have no production history from our mineral properties.

We have no history of producing metals from any of our properties as each of our properties are in the exploration stage.  Advancing properties from exploration into the development stage requires significant capital and time, and successful commercial production from a property, if any, will be subject to completing positive feasibility studies, permitting and construction of the mine, processing plants and roads and other related works and infrastructure.  As a result, we are subject to all the risks associated with developing and establishing new mining operations and business enterprises including:

•

Completion of feasibility studies to define reserves and commercial viability, including the ability to find sufficient mineral reserves to support a commercial mining operation;

•

The timing and cost, which can be considerable, of further exploration, preparing feasibility studies, permitting and construction of infrastructure, mining and processing facilities;

•

The availability and costs of drill equipment, qualified exploration personnel, skilled and reliable labour and mining and processing equipment, if required;

•

The availability and cost of appropriate smelting and/or refining arrangements, if required;

•

Compliance with environmental and other governmental approval and permit requirements;

•

The availability of funds to finance exploration, development and construction activities, as warranted;

•

Potential opposition from non-governmental organizations, environmental groups, local groups or local inhabitants which may delay or prevent development activities; and

•

Potential increases in exploration, construction and operating costs due to changes in the cost of fuel, power, materials and supplies.

The costs, timing and complexities of exploration, development and construction activities may be increased by the location of our properties and demand by other mineral exploration and mining companies.  It is common in exploration programs to experience unexpected problems and delays during drill programs and, if warranted, development, construction and mine start-up.  Accordingly, our activities may not result in profitable mining operations and we may not succeed in establishing mining operations or profitability producing metals at any of our properties.

We generally have limited financial resources and no source of cash flow.

Although we believe we have sufficient funds to meet our current obligations, we currently have no external sources of liquidity, and all additional funding required for our activities for the foreseeable future will be obtained from the sale of our securities.  Should we elect to satisfy our cash commitments through the issuance of securities, by way of either private placement or public offering, there can be no assurance that our efforts to raise such funding will be successful, or achieved on terms favourable to us or our shareholders.  Such financings, to the extent they are available may result in substantial dilution to our existing shareholders.

 Failure to obtain additional financing on a timely basis could cause us to forfeit all or a portion of our interests in the assets or rights now held by us and our ability to continue as a going concern ..   As described in Note 1 to our consolidated financial statements, our consolidated financial statements have been prepared on the assumption that we will continue as a going concern, meaning that we will continue in operation for the foreseeable future, and will be able to realize assets and discharge our liabilities in the ordinary course of operations.  There can be no assurance that we will be able to continue as a going concern.

If we do not obtain additional financing, our business will fail.

Our current operating funds are less than necessary to complete exploration of our mineral claims, and therefore we will need to obtain additional financing in order to complete our business plan.  As of November 30, 2008, we had $17,367,576 in cash on hand.  Cash on hand at the date of filing this Annual Report is approximately $16,700,000.

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

The business of mineral exploration is highly competitive and there is no assurance we can compete with other competitors for financing, qualified personnel and other resources related to the operation of our business.

Significant competition exists for the limited number of property acquisition opportunities available.  As a result of this competition, some of which is with large, established mining companies with substantial capabilities and greater financial and technical resources than us, we may be unable to acquire attractive mining properties on terms we consider acceptable.  Competition in the precious metals mining industry is primarily for mineral rich properties which can be developed and exploited economically; the technical expertise to find, develop, and produce such properties; the labour to operate the properties; and the capital for the purpose of funding such properties.  Many competitors not only explore for and mine precious metals and minerals but conduct refining and marketing operations on a worldwide basis.  Such competition may result in our being unable to acquire desired properties, to recruit or retain qualified employees, to obtain necessary exploration, development or production equipment or to acquire the capital necessary to fund our operations and develop our properties.  Our inability to compete with other mining companies for these resources may have a material adverse effect on our results of operation and business.  There can be no assurance that our exploration and acquisition programs will yield any reserves or result in any commercial mining operation.

Increased costs could affect our financial condition.

We anticipate that costs at our projects that we may explore or develop, will frequently be subject to variation from one year to the next due to a number of factors, such as changing ore grade, metallurgy and revisions to mine plans, if any, in response to the physical shape and location of the ore body.  In addition, costs are affected by the price of commodities such as fuel, rubber and electricity.  Such commodities are at times subject to volatile price movements, including increases that could make production at certain operations less profitable. A material increase in costs at any significant location could have a significant effect on our profitability.

A shortage of equipment and supplies could adversely affect our ability to operate our business.

We are dependent on various supplies and equipment to carry out our mining exploration and, if warranted, development operations. The shortage of such supplies, equipment and parts could have a material adverse effect on our ability to carry out our operations and therefore limit or increase the cost of production.

Our operations are subject to the inherent risk associated with mineral exploration activities.

Mineral exploration activities and, if warranted, development activities generally involve a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.  Environmental hazards, industrial accidents, unusual or unexpected geological formations, fires, power outages, labour disruptions, flooding, explosions, cave-ins, land-slides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs.  Operations and activities in which we have a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of precious and base metals, any of which could result in work stoppages, damage to or destruction of mines, if any, and other producing facilities, damage to life and property, environmental damage and possible legal liability for any or all damage.  We plan to obtain insurance, in amounts that we consider to be adequate, to protect ourselves against certain of these mining risks once we commence mining operations.  However, we may become subject to liability for certain hazards which we cannot insure against or which we may elect not to insure against because of premium costs or other reasons.  The payment of such liabilities may have a material, adverse effect on our financial position.  At the present time, we do not conduct any mining operations and none of our properties are under development, and, therefore, we do not carry insurance to protect us against certain inherent risks associated with mining.  Reclamation requirements vary depending on the location and the managing regulatory agency, but they are similar in that they aim to minimize long term effects of exploration and mining disturbance by requiring the operating company to control possible deleterious effluents and to re-establish to some degree pre-disturbance landforms and vegetation.

Mineral exploration involves a high degree of risk against which we are not currently insured.

The Company’s exploration activities are subject to the hazards and risks normally incident to the exploration for and development and production of precious minerals, any of which could result in damage for which the Company may be held responsible. Hazards such as unusual or unexpected weather, rock formations, formation pressures, fires, power outages, landslides, flooding cave-ins or other adverse conditions such as the inability to obtain suitable or adequate machinery, equipment or labor may be encountered in the drilling and removal of material.  While Alberta Star may obtain insurance against certain risks in such amounts as we consider adequate, the nature of these risks is such that liabilities could exceed policy limits or could be excluded from coverage.  There are also risks against which Alberta Star cannot insure or against which we may decide not to insure.

It is not always possible to fully insure against such risks and we may decide to forego insuring against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of our common shares. We do not currently maintain insurance against environmental risks relating to our mineral property interests, though we have obtained third party liability insurance, to counter the effects of these risks.

All of our properties are in the exploration stage and are highly speculative in nature, which means there can be no assurance that our programs will result in the discovery of any economically feasible mineral deposit.

At present, none of our properties have a known body of ore and all our proposed exploration programs are an exploratory search for ore.  We will only develop our mineral properties if we obtain satisfactory results from our exploration programs.   The development of uranium, cobalt, gold, silver, copper, zinc and other mineral properties is affected by many factors, including the cost of operations, variations in the grade of ore mined, fluctuations in metal markets, costs of processing equipment and other factors such as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection.  We have relied and may continue to rely upon consultants and others for exploration expertise.  Substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining.  We cannot assure you that any mineral deposits will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis.  Depending on the price of uranium or other minerals produced, if any, we may determine that it is impractical to commence or, if commenced, continue commercial production.

The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond our control and which cannot be accurately predicted, such as market fluctuations, the global marketing conditions for uranium and other metals, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting minerals and environmental protection.  Our properties are located in the Northwest Territories, Canada.  This jurisdiction imposes certain requirements and obligations on the owners of exploratory properties which includes, among other things, certain application and permit requirements, certain limitations on mining and exploration activities, periodic reporting requirements, limited terms and certain fees and royalty payments.

Very few mineral properties are ultimately developed into producing mines.

The business of exploration for minerals and mining involves a high degree of risk such as unusual or unexpected geological formations and the inability to obtain suitable or adequate machinery, equipment or labour and is highly speculative in nature. Few properties that are explored are ultimately developed into commercially viable mining operations. At present, our existing properties have no known significant body of commercial ore. Most exploration projects do not result in the discovery of commercially mineable deposits of ore. The occurrence of unsuccessful exploration efforts may eventually lead to us needing to cease operations.

The success of commodity exploration is determined in part by the following factors:

•

Identification of potential mineralization based on surficial analysis;

•

Exploration permits, as granted by the various government bodies;

•

Experience and quality of management and geological consultants;

•

Capital available for exploration activity.

Substantial expenditures are required for us to establish proven and probable ore reserves through drilling and analysis, to develop metallurgical processes, to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining.  In making the determination as to the commercial viability of a mineral deposit, a number of factors are considered, which include, without limitation, the particular attributes of the deposit, such as size, grade, and proximity to infrastructure; metal prices, which fluctuate widely; and government regulations, including, without limitation, regulations relating to prices, taxes, royalties, land tenure, and use importing and exporting or minerals and environmental protection.

Although substantial benefits may be derived from the discovery of a major mineral deposit, no assurance can be given that we will discover minerals in sufficient quantities to justify commercial operations or that we can obtain the funds required for development on a timely basis.

We may invest significant capital and resources in exploration activities and abandon such investments if we are unable to identify commercially exploitable mineral reserves.  The decision to abandon a project may have an adverse effect on the market value of our securities and the ability to raise future financing.

We have no producing mines at this time.

Calculations of mineral reserves and of mineralized material are estimates only, subject to uncertainty due to factors including metal prices, inherent variability of the ore, and recoverability of metal in the mining process.

There is a degree of uncertainty attributable to the calculation of reserves and corresponding grades dedicated to future production. Until mineral reserves are actually mined and processed, the quantity of ore and grades must be considered as an estimate only. In addition, the quantity of mineral reserves and ore may vary depending on metal prices. Estimates of mineral resources under Canadian guidelines are subject to uncertainty as well. The estimating of mineral reserves and mineral resources under Canadian guidelines is a subjective process and the accuracy of such estimates is a function of the quantity and quality of available data and the assumptions used and judgments made in interpreting engineering and geological information. There is significant uncertainty in any reserve or estimate of mineral resources under Canadian guidelines, and the actual deposits encountered and the economic viability of mining a deposit may differ materially from our estimates. Estimated mineral reserves or mineral resources under Canadian guidelines may have to be recalculated based on changes in metal prices, further exploration or development activity or actual production experience. This could materially and adversely affect estimates of the volume or grade of mineralization, estimated recovery rates or other important factors that influence estimates of mineral reserves or mineral resources under Canadian guidelines. Any material change in the quantity of mineral reserves, mineralization, grade or stripping ratio may affect the economic viability of our properties. In addition, there can be no assurance that metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Differences in U.S. and Canadian reporting of reserves and resources

The Company’s reserve and resource estimates are not directly comparable to those made in filings subject to SEC reporting and disclosure requirements, as the Company generally reports reserves and resources in accordance with Canadian practices. These practices are different from those used to report reserve and resource estimates in reports and other materials filed with the SEC.  It is Canadian practice to report measured, indicated and inferred resources, which are not permitted in disclosure filed with the SEC by United States issuers. In the United States, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves.

Further, "inferred resources" have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC permits issuers to report "resources" only as in-place tonnage and grade without reference to unit of metal measures.

Accordingly, information concerning descriptions of mineralization, reserves and resources contained in this Annual Report, or in the documents incorporated herein by reference, may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

Our management has only limited experience in resource exploration and our business has a higher risk of failure.

Our management, while experienced in business operations, has only limited experience in resource exploration.  During fiscal 2008, the Company retained, on a consulting basis, the full-time services of a qualified geologist, Dr. Michael Bersch.  While we try to hire and retain management with proper expertise, none of our directors or officers have any significant technical training or experience in resource exploration or mining despite their diverse business backgrounds.  Management may not be fully aware of the specific requirements related to working in mineral exploration, whether technical or operational.  Therefore, our managerial decisions and choices may not always reflect standard engineering or mineral exploration practices commonly used. We rely on the opinions of consulting geologists and mining experts that we retain from time to time for specific exploration projects or property reviews.

We cannot be certain that the measures we take will ensure that we implement and maintain adequate financial resources or profitability. Management’s lack of experience may cause failure to implement appropriate financial decisions, or cause difficulties in implementing proper decisions, ultimately harming our operating results.

The prices of precious metal and base metal fluctuate and directly impact on our business activities.

Our business activities are significantly affected by the prices of uranium precious metals and base metals on international markets.  The price of minerals affects our ability to raise financing, the commercial feasibility of our properties, the future profitability of our properties should they be developed and our future business prospects. The prices of uranium, precious metals and base metals fluctuate widely and are affected by numerous factors beyond our control, including expectations with respect to the rate of inflation, the strength of the U.S. dollar and of other currencies, interest rates, and global or regional political or economic crisis.

Our business is affected by market fluctuations in the prices of the minerals sought, which are highly volatile.  Depending on the price of such minerals, we may determine that it is impractical to continue our exploration activities or, if warranted, to commence commercial development or production of our properties, if a mineral deposit is identified.

Uranium, precious metals and base metals prices may fluctuate widely and are affected by numerous industry factors, such as demand for precious metals, forward selling by producers, central bank sales and purchases of gold and production and cost levels in major mineral-producing regions.  Moreover, mineral prices are also affected by macro-economic factors that are beyond our control, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the Canadian dollar relative to other currencies), interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods.  We cannot assure you that the price of such minerals will remain stable or that such prices will be at a level that will prove feasible to continue our exploration activities, or, if applicable, begin development of our properties.

The current demand for and supply of uranium, precious metals and base metals affects their respective prices, but not necessarily in the same manner as current demand and supply affect the prices of other commodities.  If prices of such minerals should decline for a sustained period, we could determine that it is not economically feasible to continue our exploration activities and such decision will have a material adverse affect on our business and results of operations.

The loss of key management personnel may adversely affect our business and results of operations.

The success of our operations and activities is dependent to a significant extent on the efforts and abilities of our management, particularly our CEO, Tim Coupland.  Investors must be willing to rely to a significant extent on their discretion and judgment.  While we do not maintain key employee insurance on Mr. Coupland to the extent reasonably available on normal commercial terms, we do not believe the amount of coverage would be adequate to compensate us for the full financial loss should we lose his services.

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

There may be defects in the title to our properties.

In accordance with mining industry practice, we attempt to acquire satisfactory title to our properties but have not obtained title insurance with the attendant risk that some titles, particularly titles to undeveloped properties, may be defective.  In accordance with mining industry practice, we have not obtained title insurance on the mineral claims held by us.  The Company carries out all normal procedures to obtain title and make a conscientious search of mining records to confirm that the Company has satisfactory title to the properties it has acquired by staking, purchase or option, and/or that satisfactory title is held by the optionor/owner of properties the Company may acquire pursuant to an option agreement, and/or that satisfactory title is held by the owner of properties in which the Company has earned a percentage interest in the property pursuant to a joint venture or other type of agreement.  However, the possibility exists that title to one or more of the claims held by the Company, or an optionor/owner, or the owner of properties in which the Company has earned a percentage interest, might be defective for various reasons.  The Company will take all reasonable steps to perfect title to any particular claims(s) found to be in question or deficient.

There is no assurance of the title to or boundaries of our resource properties.

Our mineral property interests may be subject to prior unregistered agreements of transfers or native land claims and title may be affected by undetected defects. We have not conducted surveys on the property and there is a risk that the boundaries could be challenged.

Our operations may be adversely affected by government and environmental regulations.

Each phase of the Company’s operations are subject to government and environmental regulations promulgated by government agencies from time to time.  Environmental legislation provides for restrictions and prohibitions on spills, release or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments.

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

The Company’s activities are subject to extensive regulations governing various matters, including management and use of toxic substances and explosives, management of natural resources, exploration, development of mines, production and post-closure reclamation, exports, price controls, taxation, regulations concerning business dealings with indigenous peoples, labour standards on occupational health and safety, including mine safety, and historic and cultural preservation.

Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties, enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions, any of which could result in the Company incurring significant expenditures.  The Company may also be required to compensate those suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements.  It is also possible that future laws and regulations, or more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspension of the Company’s operations and delays in the exploration and development of its mineral properties.

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

We are a foreign corporation and most of our directors and officers are outside of the United States, which may make enforcement of civil liabilities difficult.

We are incorporated under the laws of the Province of Alberta, Canada.  All of our directors and officers are residents of Canada, and all of our assets are located outside of the United States.  Consequently, it may be difficult for United States investors to effect service of process within the United States upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended.  A judgment of a US court predicated solely upon such civil liabilities would probably be enforceable in Canada by a Canadian court if the US court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter.  There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or us predicated solely upon such civil liabilities.

As a foreign private issuer, our shareholders may have less complete and timely data.

The Company is a “foreign private issuer” as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3 of the Exchange Act.  Therefore, the Company is not required to file a Schedule 14A proxy statement in relation to the annual meeting of shareholders.  The submission of proxy and annual meeting of shareholder information on Form 6-K may result in shareholders having less complete and timely information in connection with shareholder actions. The exemption from Section 16 rules regarding reports of beneficial ownership and purchases and sales of common shares by insiders and restrictions on insider trading in our securities may result in shareholders having less data and there being fewer restrictions on insiders’ activities in our securities.

Recent market events and conditions

In 2007 and into 2008, the U.S. credit markets began to experience serious disruption due to a deterioration in residential property values, defaults and delinquencies in the residential mortgage market (particularly, sub-prime and non-prime mortgages) and a decline in the credit quality of mortgage backed securities. These problems led to a slow-down in residential housing market transactions, declining housing prices, delinquencies in non-mortgage consumer credit and a general decline in consumer confidence. These conditions continued and worsened in 2008, causing a loss of confidence in the broader U.S. and global credit and financial markets and resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by the U.S. and foreign governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially. In addition, general economic indicators have deteriorated, including declining consumer sentiment, increased unemployment and declining economic growth and uncertainty about corporate earnings.

These unprecedented disruptions in the current credit and financial markets have had a significant material adverse impact on a number of financial institutions and have limited access to capital and credit for many companies. These disruptions could, among other things, make it more difficult for us to obtain, or increase its cost of obtaining, capital and financing for its operations.  The Company’s access to additional capital may not be available on terms acceptable to it or at all.

General economic conditions

The recent unprecedented events in global financial markets have had a profound impact on the global economy. Many industries, including the gold mining industry, are impacted by these market conditions. Some of the key impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates, and tax rates may adversely affect our growth and profitability.  Specifically:

•

The global credit/liquidity crisis could impact the cost and availability of financing and our overall liquidity;

•

the volatility of gold prices may impact our revenues, profits and cash flow;

•

volatile energy prices, commodity and consumables prices and currency exchange rates impact potential production costs; and

•

the devaluation and volatility of global stock markets impacts the valuation of our equity securities

These factors could have a material adverse effect on our financial condition and results of operations.

Risks Related to Our Common Stock

We do not intend to pay cash dividends.

We have never, and we do not have any intention of paying cash dividends in the foreseeable future.  In particular, there can be no assurance that our Board of Director’s will ever declare cash dividends, which action is completely within their discretion.

Economic conditions and fluctuation and volatility of stock price may negatively impact shareholder value

The market price of our common shares is highly volatile.  If investors’ interest in the sector in which we operate declines, the price for our common shares would likely also decline.  In addition, trading volumes in our common shares can be volatile and if the trading volume of our common shares experiences significant changes, the price of our common shares could be adversely affected.  The price of our common shares could also be significantly affected by other factors, many of which are beyond our control.

Fluctuations in economic conditions, such as the continuing downturn in the global economy, may also significantly affect our ability to meet our objectives which could adversely affect our share price.

Broker-dealers may be discouraged from effecting transactions in our shares because they are considered a penny stock and are subject to the penny stock rules.

Our stock is a penny stock. The Securities and Exchange Commission has adopted Rule 15g-9 which generally defines "penny stock" to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and "accredited investors". The term "accredited investor" refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC, which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in and limit the marketability of our common stock.

At the end of the November 30, 2010 fiscal year, we will be required to provide an auditor’s attestation on the effectiveness of our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002-- any adverse results from such attestation could result in a loss of investor confidence in our financial reports and have an adverse effect on the price of our shares of common stock.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we have furnished a report by management on our internal control over financial reporting in this Annual Report.  Such report contains, among other matters, an assessment of the effectiveness of our internal control over financial reporting, including a statement as to whether or not our internal control over financial reporting is effective.

For  our Annual Report the fiscal year ended November 30, 2010, such report must also contain a statement that our auditors have issued an attestation report on the effectiveness of such internal controls.

We have evaluated our internal control over financial reporting and have concluded that our internal control over financial reporting is effective.  Our auditors have not conducted the evaluation necessary to provide an attestation report on the effectiveness of our internal control over financial reporting.  During the auditor’s evaluation and testing process, they may identify one or more material weaknesses in our internal control over financial reporting, and they will be unable to attest that such internal control is effective. If our auditor’s are unable to attest that our internal control over financial reporting is effective as of November 30, 2010, we could lose investor confidence in the accuracy and completeness of our financial reports, which would have a material adverse effect on our stock price.

Failure to comply with the new rules may make it more difficult for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage and/or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, on committees of our board of directors, or as executive officers.

If we raise additional funding through equity financings, then our current shareholders will suffer dilution.

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

Because our success is highly dependent on our contractors, we grant some or all of our key contractors, officers, directors and consultants options to purchase common shares, as non-cash incentives. If significant numbers of these options are granted and exercised, the interests of other stockholders may be diluted.

As at March 12, 2009 there are currently options outstanding to purchase an additional 6,700,000 common shares and warrants to purchase an additional 2,333,333 common shares which upon exercise would result in a total of 116,053,227 common shares being issued and outstanding.

Our common stock is thinly traded.

The trading market for our shares is not always liquid. The market price of Alberta Star’s common shares has ranged from a high of $0.53 and a low of $0.09 during the twelve month period ended November 30, 2008.  Although our shares trade on the TSX Venture Exchange (“TSX-V”) and the FINRA Over the Counter Bulletin Board (“OTCBB”) and the Frankfurt Exchange (“QLD”), the volume of shares traded at any one time can be limited, and, as a result, there may not be a liquid trading market for our shares.

ITEM 4 – INFORMATION ON THE COMPANY

A.

History and Development of the Company

The Company was incorporated under the name “Alberta Star Mining Corp.” pursuant to the Business Corporations Act in the Province of Alberta, Canada by registration of our articles of incorporation and the issuance by the Registrar of Corporations of a Certificate of Incorporation on September 6, 1996. On September 20, 2001, we consolidated our share capital such that every five common shares in our capital stock pre-consolidation were exchanged for one post-consolidation common share. Concurrently, we changed our name to “Alberta Star Development Corp.”

Our head office is located at 506 – 675 West Hastings Street, Vancouver, British Columbia, Canada, V6B 1N2. Our telephone number is (604) 488 – 0860.

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

Our principal mineral property assets are located in the Northwest Territories and include an interest in:

•

Contact Lake Mineral Claims

•

Contact Lake

•

North Contact Lake

•

Great Bear Lake

•

Port Radium – Glacier Lake Mineral Claims

•

Eldorado South IOCG & Uranium Project

•

K4 – Uranium Project

As these projects are in the exploration stage, we have no current operating income or cash flow.

B.

Business Overview

Background

Cautionary Note to U.S. Investors – In this Annual Report we use the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource”, which are geological and mining terms as defined in accordance with NI 43-101 under the guidelines adopted by CIM, as CIM Standards in Mineral Resources and Reserve Definition and Guidelines adopted by the CIM. US investors in particular are advised to read carefully the definitions of these terms as well as the “Cautionary Note to U.S. Investors Regarding Reserve and Resource Estimates” above.

We are engaged in the exploration and acquisition of mineral properties in Canada, and specifically, hold all of our interests in the Northwest Territories. We are a junior mining company in the exploration stage and none of our properties are currently beyond the initial exploration stage. There is no assurance that a commercially viable mineral deposit exists on any of our properties and further exploration work will be required before a final evaluation as to the economic and legal feasibility is determined. For further information, see “Item 3D – Risk Factors.”

We have conducted acquisitions and initial surveys for the purpose of determining the viability of exploration work on properties located in the Northwest Territories, Canada.  The equity markets for junior mineral exploration companies are unpredictable. We may also and have historically entered into cost sharing arrangements through joint venture agreements and interest agreements in the form of letters of intent. For detailed property descriptions please refer to “Item 4D – Property, Plant and Equipment.”

At present, we have no income from our operations and none of our properties have significant reserves nor are in production. Our ability to finance the future acquisition, exploration and development, if warranted, of our mineral properties, to make concession payments and to fund general and administrative expenses is therefore dependent upon our ability to secure additional financing.

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

Office Space

We utilize about 1,467 square feet of office space in Vancouver, British Columbia. On April 1, 2006, we entered into a five year lease (lease expires March 1, 2011) with a property management firm with minimum lease commitments of approximately $3,575 per month.

Environmental Regulations

Mineral exploration in the Northwest Territories is governed by Indian and Northern Affairs Canada, a Federal Government office which is responsible for negotiating the development of healthy and sustainable communities on behalf of the First Nation and Inuit peoples. Applicable statutes are the Canadian Environmental Assessment Act (1992) and the Canadian Environmental Protection Act (1999).

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

Seasonality

The prevailing climate in the Northwest Territories is severe, with extremely cold and dark winters and short warm summers.  Programs typically are completed between the end of spring thaw and fall/winter freeze-up.  Programs are suspended throughout the winter due to harsh conditions and remote locations.

C.

Organizational Structure

We are not part of a group, nor do we hold any subsidiary companies.

D.

Property, Plant and Equipment

We are engaged in the acquisition and exploration of mineral property interests in Canada, and specifically hold all of our current property interests within the Northwest Territories, Canada (Figures 1 and 2). What follows is a description of our current and former properties, including information on expenses for the years ended November 30, 2008, and, if applicable, November 30, 2007. We have also included information on exploration work completed and if applicable, planned for the upcoming fiscal year.

We are an exploration stage company and have no mineral producing properties at this time.  All of our properties are exploration projects, and we receive no revenues from production.  All work presently planned by us is directed at defining mineralization and increasing understanding of the characteristics and economics of that mineralization.  There is no assurance that a commercially viable mineral deposit exists in any of our properties nor do we anticipate same until after completion of further exploration work and a comprehensive evaluation based upon unit cost, grade, recoveries and other factors conclude economic feasibility.  The information contained herein respecting our mineral properties is based upon information reviewed by Dr. Michael Bersch, LPG, CPG.  Dr. Bersch is a “qualified person” pursuant to NI 43-101 concerning standards of disclosure for mineral projects.

Figures 1 and 2

Contact Lake / Crossfault / Eldorado / Glacier Lake Projects
Longtom / Target 1 Projects
MacInnis Lake Project
Inuvik
Whitehorse
Yellowknife
Iqaluit
Edmonton
Vancouver
Calgary
Saskatoon
Regina
Winnipeg
160°0'0"W
140°0'0"W
120°0'0"W
60°0'0"W
40°0'0"W
20°0'0"W
50°0'0"N
120°0'0"W
100°0'0"W
500 250 0 500 Kilometers
ALBERTA STAR DEVELOPMENT CORP.
Alberta Star Projects
Title:
Canada Location Map
Scale: As Shown
Design:
Figure: 1
Date: Feb 2009
Drawing: TERRACAD LTD.
Rev: 1.0

140°0'0"W
120°0'0"W
100°0'0"W
70°0'0"N
120°0'0"W
Inuvik
Northwest Territories
Yukon
Nunavut
British Columbia
Alberta
Great Bear Lake
Great Slave Lake
Yellowknife
Contact Lake / Crossfault / Eldorado / Glacier Lake Projects
Longtom / Target 1 Projects
MacInnis Lake Project
250 125 0 250 Kilometers
ALBERTA STAR DEVELOPMENT CORP.
Alberta Star Projects
Title:
NT Location Map
Scale: As Shown
Design:
Figure: 2
Date: Feb 2009
Drawing: TERRACAD LTD.
Rev: 1.0

Eldorado-Contact Lake Area Geological Setting

Regional Geology

Adapted from Hildebrand, 1981; Hildebrand et al.1987; and Hoffman and Hall, 1993

The Eldorado-Echo Bay Project is located in the northern portion of the Great Bear Magmatic Zone (GBMZ), part of the Bear Structural Province of the Canadian Shield (Figure 3).  The Bear province covers some 40,000 square kilometres (100 x 400 km) and consists of the gneissic Coronation Geosyncline to the east, and the GBMZ to the west, with the long-lived, polyphase Wopmay Deformation Zone (WDZ) separating the two terranes (Hildebrand, 1986) (Figure 4).  This orogenic zone developed on the western side of the Archean Slave craton between 2.1 and 1.8 Ga. Hoffman (1980a) divided the Wopmay Deformation Zone into four distinct tectonic zones: (1) a thin autochthonous cratonic cover and foreland basal sequence overlies the northwestern area of the Slave Craton (2) the Asiak fold and thrust belt of continental shelf and carbonate sequences overthrust on the Craton (3) the Hepburn orthotectonic zone of deformed rift sediment-volcanic sequences intruded by post tectonic S-type plutons (4) the little deformed GBMZ, of subgreenschist facies volcano-sedimentary sequences intruded by I-type plutons. The GBMZ is on lapped by platformal Paleozoic cover sequences to the west.  The Eldorado-Echo Bay Property is situated in the western part of the GBMZ.

The Hottah Terrane is a basement continental calc-alkaline volcano-plutonic arc and associated sedimentary rocks which formed above an eastward subducting plate along the western margin of the Slave Province (Hildebrand et al. 1987; Clowes, 1997).  The volcano-sedimentary rocks of this terrane were cut by calc-alkaline biotite-hornblende bearing plutons with ages ranging from 1.914 Ga to 1.902 Ga.  A depositional prism of geosynclinal shelf and slope sediments (Epworth, Snare and Akaitcho Groups) of the Coronation Supergroup formed at the edge of the continental margin and at about 1.90 Ga, arc magmatism stopped and a bimodal suite of submarine volcanic rocks erupted onto the block faulted and subsided sediments of the margin.  This tectono-magmatic episode lasted only 5-10 Ma, related to intra-arc extension which also generated a marginal basin originally to the east of the Hottah arc. The basin filled with siliciclastic and carbonate rocks overlying the volcanic succession and lapping on to the Slave Craton to the east.

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

The cessation of volcanism in the GBMZ may have been the result of subduction of an oceanic spreading ridge or other high topographic features such as remnant arcs.  Gravity studies have suggested the presence of another arc further to the west (Fort Simpson arc) existed on the western side of the ocean, and now under Paleozoic cover.  The cessation of arc magmatism due to ridge subduction is common to Mesozoic-Cenozoic volcanic arcs worldwide, such as in South America, where the Chile Rise and Nazca Ridge were subducted into the Peru-Chile Trench and in California, where the East Pacific Rise was subducted under North America (Hildebrand, et al. 1987).  Such an event may also have resulted in a change in plate motion in the GBMZ, to transpression (dextral wrenching) and folding oblique to the original subduction direction (Bowring, 1984).  As a result, the concordant plutons and their host rocks were folded around northwest trending axes at about 1.843 Ga (Bowring, 1984), exposing the plutons and their altered wall rocks in oblique cross-section.

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

The northeast trending faults are also cut by Cleaver diabase (Hoffman, 1984; Hildebrand, 1982), and both are unconformably overlain by the sedimentary basin of the 1.663 Ga Hornby Bay Group (McGrath and Hildebrand, 1984; Bowring and Ross, 1985).  Hildebrand (1988) noted that many of the northeasterly faults were reactivated during a period of normal faulting which occurred during the late stages of, or after, the deposition of the Hornby Bay Group (Hildebrand, 1988). Gabbro sills known as Western Channel diabase are considered to be the youngest rocks in the area (Hildebrand, 1982).

Figure 3

N
ARCTIC
PLATFORM
CORONATION GULF
Coppermine
Homocline
Contact Lake
IOCG Project
(Cu-Co-Au-Ag-U)
GREAT BEAR
LAKE
Asiak Thrust-fold Belt
Turmoil Klippe
Great Bear Magmatic Zone
Kilohigok
Basin
Thelon Magmatic Zone
Terra
Mine
Ag-U
Hottah
Terrane
Nico IOCG Deposit
Co-Bi-Au
SLAVE CRATON
MACKENZIE
PLATFORM
YELLOWKNIFE
Thelon
Basin
CHURCHILL
GREAT SLAVE
LAKE
HINTERLAND
0 50 100
kilometres

Temporal classification of principal geotechnic elements adjacent to the Slave Craton
After: Hoffman, P. and Hall, L. - GSC Open file 2559 (1993)

LEGEND

- *Geon 0-5 cover*
- *Geon 7-16 cover*
- *Geon 18-19 (?) cover*
- *Geon 18 magmatic zone*
- *Geon 19 magmatic zone*
- *Geon 18-20 cover*
- *Geon 18-25 (?) basement*
- *Geon 18-32 (?) basement*
- *Geon 25-39 basement*

ALBERTA STAR DEVELOPMENT CORP.		
Contact Lake Project		
Tectonic Setting		
As Shown	.	3
Mar, 2009	TERRACAD LTD.	NAD 83 Z 11

Figure 4

Alberta Star
Contact Lake
IOCG PROJECT
(Cu-Co-Au-Ag-U)
GREAT BEAR LAKE
Port Radium
Arctic Hunter
Sim 1 Property
HOTTAH LAKE
Alberta Star
Longtom Property
Cu-Co-Au-Ag-U
Nico IOCG Deposit (Co-Bi-Au)
Sue - Dianne IOCG Deposit (Cu-Ag)
LAC LA MARTRE
A11
67
120
118
116
66
65
64
63
LEGEND
Neoproterozoic
0.78 Ga:
Hottah sheets in Wopmay orogen: gabbro, diabase
Mesoproterozoic
1.27 Ga:
Muskox Intrusion in Wopmay orogen: serpentinized dunite and peridotite, pyroxenite, gabbro, picritic border phase and feeder dyke, hybrid upper border phase
LeRoux, Fort Confidence and Dease Lake formations (Dismal Lakes Group) in Coppermine homocline: sandstone, shale, dolomite
Paleoproterozoic
Bigbear and Fault River formations (Hornby Bay Group) in Coppermine homocline and Wopmay orogen: sandstone, conglomerate
Great Bear and Bishop intrusive suites in Wopmay orogen: magnetite-series granite, granodiorite, quartz, monzonite, quartz diorite, diorite
MacTavish Supergroup in Wopmay orogen: rhyolite, rhyodacite, dacite, andesite, basalt, gabbro, intrusive felsic porphyry, sandstone, conglomerate, siltstone
Paleoproterozoic and/or Archean
Intrusive suites of Hottah terrane in Wopmay orogen: granite, granodiorite, tonalite, quartz diorite, amphibolite
Archean
Undifferentiated granitoids in Slave craton and deformed equivalents in Wopmay orogen: granite, granodiorite, tonalite, quartz diorite, diorite, gabbro
Fault location
SCALE
KILOMETRES 25 0 25 50 75 KILOMETRES
MILES 0 20 40 MILES
ALBERTA STAR DEVELOPMENT CORP.
Contact Lake Project
Regional Geology
As Shown
4
Mar, 2009
TERRACAD LTD.
NAD 83 Z 11
After: Hoffman, P. and Hall, L. - GSC Open file 2559 (1993)

Local Geology

Adapted from Hoffman & McGlynn, 1977; Hildebrand, 1981; Reardon, 1992; Robinson & Ohmoto, 1971.  The geology of the Eldorada-Contact Lake area, as shown in Figure 5, has been compiled from mapping completed by Hildebrand, 1981, and Reardon, 1992.

Figure 5

Legend
EARLY - MID PROTEROZOIC
Diabase
EARLY PROTEROZOIC
Great Bear Monzogranite
Great Bear Granodiorite
Great Bear Monzonite Dykes - age uncertain
Great Bear Diorite - age uncertain
SLOAN GROUP
Mulligan Porphyry
Dumex Formation
LABINE GROUP
Fenlak Formation - Volcanics
Cameron Bay Formation Sediments
Cameron Bay Formation Volcanics
Mystery Island Intrusives
Echo Bay Formation
Port Radium Formation
Claim Boundary
Lease Area
Past Producing Mine
Syncline
Faults
Altered Rock associated with the Mystery Island Intrusive suite
CROSS FAULT
ECHO BAY
ELDORADO
BONANZA
EL BONANZA
CONTACT LAKE
N
W
E
S
0
1
2
4
6
Kilometers
Alberta Star Development Corp.
ELDORADO - CONTACT LAKE PROJECT
General Geology
Eldorado - Contact Lake Project Area
As Shown
5
Feb. 2009
TERRACAD LTD.
NAD 83 Z11
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

The Eldorado & Contact Lake IOCG & Uranium Projects 2009 Explorations Program

Future plans: An exploration summary report is nearing completion.  The report states that due to the remote location of the projects, high cost of exploration, the current depressed market conditions and commodity prices, the exploration success risk/reward ratio is judged to be high.  It was recommended that the Company suspend field operations for the 2009 field season, continue to study historical data and newly generated data and formulate a comprehensive exploration plan for 2010.

Mineral Claim and Lease Claim Payments in the Northwest Territories

In order to retain property title or mineral claims in the Northwest Territories, the Company must complete and file assessment work of  at least $4 per acre during the two-year period immediately following the date the claim is recorded.  In respect to the representation of work, the types of undertakings on the claims are as follows:

•

Drilling

•

Trenching

•

Sinking shafts

•

Geochemical and geophysical investigation made on the ground or by aircraft

•

Surveyor claims must be proved by the surveyor general

•

Work done in constructing roads and airstrips

The Company must pay annual payments to the federal government in order to maintain lease claims.

There is no electricity available at the Northwest Territories property sites, with surface water abundant within the property boundaries.

Contact Lake Mineral Claims – Contact Lake, NT (Eldorado-Contact Lake Project)

During the year ended November 30, 2005, the Company acquired a 100% undivided right, title and interest, subject to a 1% net smelter return royalty (“NSR”), in five (5) mineral claims, totalling 1,801.82 ha (4,450.50 acres) located five miles southeast of Port Radium on Great Bear Lake, NT for cash payments of $60,000 (paid) and 300,000 common shares (issued and valued at $72,000) of the Company.  The Company may purchase the NSR for a one-time payment of $1,000,000.  The Company completed additional staking in the area in order to increase the project size to sixteen (16) contiguous claims, totalling 10,563.76 ha (26,103.52 acres).  Collectively, the properties are known as the Contact Lake Mineral Claims. (Figure 6).

The area has traditionally been underexplored, but encompasses a mineral rich portion of the Great Bear Magmatic Zone, and includes the Contact Lake Mineral Belt itself, approximately 15 km long.

A summary of our claims can be found below:

Name	Tag Number	Size (ha)
BEN 1	F91861	1,003.30
BEN 2	F91862	752.47
BON 1	F91863	1,003.30
BON 2	F91864	1,003.30
BON 3	F91865	1,003.30
COBALT 1	F91852	1,045.10
COBALT 2	F91853	1,045.10
COBALT 3	F91854	418.04
COBALT 4	F91855	250.82
COBALT 5	F91856	752.47
COBALT 6	F91857	522.53
Lease # 4748		554.82
Lease # 4749		533.38
Lease # 4750		346.01
Lease # 4751		227.03
Lease # 4752		102.79

		10,563.76

Figure 6

450000
460000
470000
7330000
7320000
N
W
E
S
Great Bear Lake
Breccia Island
CROSS FAULT
ECHO BAY
ELDORADO
Dowdell Point
Branson's Lodge
Mystery Island
Gossan Island
Echo Bay
F91865
BON 3
F91864
BON 2
F91863
BON 1
BONANZA
EL BONANZA
Southwest Arm
F91852
COBALT 1
F91853
COBALT 2
F91854
COBALT 3
F91861
BEN 1
F91856
COBALT 5
F91862
BEN 2
F91855
COBALT 4
Contact Lake
F91857
COBALT 6
Lease - #4748
Lease - #4751
Lease - #4750
Lease - #4749
0 1 2 4 6
Kilometers
Legend
Past Producing Mine
Leases
Claims
ALBERTA STAR DEVELOPMENT CORP.
ELDORADO - CONTACT LAKE PROJECT
Title:
Contact Lake
Leases and Claims
Scale: As Shown
Design:
Figure: 6
Date: Feb, 2009
Drawing: TERRACAD LTD.
Rev: NAD 83 Z 11

Our expenditures related to the Contact Lake Mineral Claims can be summarized as follows:

Cumulative amounts from inception to 30 November 2008		For the year ended 30 November 2008	For the year ended 30 November 2007	For the year ended 30 November 2006
	$	$	$	$

Exploration operating expenses
Amortization	206,665	122,091	84,574	-
Assaying and geochemical	411,809	93,816	126,745	180,351
Camp costs and field supplies	1,429,349	141,074	499,322	671,577
Claim maintenance and permitting	87,527	4,544	13,452	69,531
Community relations and government	195,847	70,930	50,603	74,314
Drilling	3,305,844	105,994	1,741,790	1,458,060
Equipment rental	200,831	3,750	75,693	121,388
Geology and engineering	636,440	227,902	171,399	52,673
Geophysics	16,643	16,643	-	-
Ortho-photography	199,451	-	103,306	96,145
Staking and line cutting	332,660	-	-	332,660
Surveying	1,473,493	-	336,349	908,846
Transportation and fuel	4,726,283	289,276	1,357,400	2,874,802
Wages, consulting and management fees	3,906,988	771,526	1,407,434	1,519,578

	17,129,830	1,847,546	5,968,067	8,359,925

Acquisition of mineral property interests	132,000	-	-	-

	17,261,830	1,847,546	5,968,067	8,359,925

Accessibility, Local Resources and Infrastructure

The best access to the area is from Yellowknife, NT, using charter fixed wing aircraft which can land at the 900 meter long unmaintained gravel airstrip at the western shore of Glacier Lake, which lies in the centre of the Eldorad-Contact Lake Project area.  A road extends west from the airstrip to the area of the Echo Bay and Eldorado Mines.  Bulk freight has also previously been mobilized by seasonal barging along the Mackenzie River, from Alberta to Tulita (Fort Norman), NT, on the western shore of Great Bear Lake.  When mining was active in the area, a barge service also operated along the Bear River from Tulita to Deline, and across Great Bear Lake to the various mining operations. Lake barging service is in limited operation.

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

Although the area immediately surrounding the property lacks any significant infrastructure, , logistical support and supplies are available from Yellowknife.  There is no electricity available at the property site, but surface water is abundant within the property boundaries.  Established fishing camps on the eastern side of Great Bear Lake also provide some support.  The town of Yellowknife has a long history of mining, where the services of many experienced explorers can be obtained.  As well, personnel may be available from several smaller communities within the Great Bear Lake area.

In 2006, the Company undertook a successful exploratory drill program (Phase 1) on the Company’s Eldorado & Contact Lake Projects.  From June to October, 2006, 14,475 metres of NQ drill core was recovered, and 6,470 samples including 289 standards were assayed.  The 2006 drill program targeted seven areas, 1) the K2 area in which there is a low-grade Cu+ Co, Au and Ag mineralized breccia system that has strong affinities to an IOCG system, 2) the Echo Bay gossan at the end of the southeast arm of Echo Bay which marks the location of a newly discovered silver zone; 3) a high-grade Cu-Ag-Mo-Zn-Pb-W mineralized hydrothermal breccia at Mile Lake, 4) uranium, nickel, cobalt and silver mineralized zones adjacent to the past producing Eldorado mine site, 5) uranium, nickel, cobalt and silver mineralized zones adjacent to the past producing Echo Bay mine site, 6) an area centered on a strong VTEM plus magnetic anomaly near the southeast end of Echo Bay; and 7) the Thompson Showing of a high-grade Cu-Ag-Co-Ni-Au-U polymetallic vein.

In 2007, the Company completed Phase 2 of the exploratory drill program based on the preliminary investigations from the 2006 drill program at the Eldorado & Contact Lake Project areas.  The Company’s two base exploration camps, personnel and supporting infrastructures were fully operational from May to October, 2007.  The Company completed almost 20,000 meters of drilling in 72 drill holes and collected over 10,000 surface samples.  The 2007 drill program targeted ten areas; K2, Echo Bay South, Mag Hill, Glacier Creek, Breccia Island, Camelback, Skinny Lake and Contact Lake, located on the Contact Lake Mineral Claims and Eldorado and Echo Bay, located on the Glacier Lake Mineral Claims.

In 2008, the Company targeted five areas on its Eldorado-Contact Lake Project for further exploration drilling: K2, Skinny Lake, K4, Long Bay, and Gossan Island.  Exploration results from the 2008 drill program are discussed below, along with results from the 2007 drill program that were received in 2008.

The K2 target

The K2 target area is a target area in which drilling encountered significant IOCG style poly-metallic copper, gold, silver and cobalt mineralization.  The mineralized zone is part of a regionally extensive zone of phyllic, potassic, hematite and magnetite, magnetite-actinolite alteration zones, often appearing at surface as phyllic-potassic pyritic gossans.  The mineralization occurs within the same suite of volcano-plutonic rocks that host other poly-metallic zones in the Eldorado & Contact Lake Mineral Belt, including the former El Bonanza Silver- Uranium (U-Ag) and the Eldorado Uranium (U-Ag- Cu- Co- Ni- Bi) mines (Figure 7).

Highlights from mineralized down hole intervals from holes drilled in 2007 and reported during fiscal 2008 included: (true thickness not determined)

•

K2-07-12 intersected several long mineralized intervals including 93.00 meters of 0.35% copper including 1.35 meters of 1.45% copper, 44.52 meters of 0.33% copper, 42.50 meters of 0.32% copper and 2.97 meters of 27.3 g/t silver including 0.77 meter of 69.0 g/t silver was intersected in this hole.

•

K2-07-13 intersected 36.70 meters of 1.11% copper including 0.90 meter of 5.45% copper, 5.20 meters of 1.31% copper, 7.40 meters of 2.96% copper and 3.00 meters of 0.45% copper.

•

K2-07-14 interested 40.50 meters of 0.36% copper and 2.83 g/t silver including 5.0 meters of 0.46% copper, 8.09 g/t silver and 2.61 g/t gold and also 1.0 meter of 1.76% copper, 5.50 g/t silver and 2.50 g/t gold.  Also, 36.50 meters of 0.34% copper including 6.10 meters of 1.05% copper, 3.96 g/t silver, 4.5 g/t gold, 1.60 meters of 2.21% copper and 6.00 g/t silver, and 33.00 meters of 0.22% copper.

•

K2-07-16 intersected 1.5 meters of 1,467 g/t silver and 0.32% copper.

•

K2-07-17 intersected 10.50 meters of 0.30% zinc.

•

K2-07-18 intersected 5.5 meters of 0.14% copper, and 1.5 meters of 0.13% cobalt.

•

K2-07-19 intersected 0.3 meters of 0.93% copper, and 1.5 meters of 0.25% copper and another interval of 1.0 meter of 0.23% copper.

Highlights from mineralized down hole intervals from a 3 hole drill program totalling 806 meters completed during fiscal 2008, contained multiple intervals of greater than 0.1% copper and included: (true thickness not determined)

•

K2-08-20 intersected 3.0 meters of 0.21% copper and 9.0 meters of 0.14% copper.

•

K2-08-21 intersected 3.0 meters of 0.39% copper.

•

K2-08-22 intersected 14.5 meters of 0.23% copper and 1.0 meter of 0.35% copper.

Mile Lake Breccia

The Mile Lake Breccia is an IOCG prospect in which poly-metallic mineralization and alteration is intermittently exposed for up to 2 kilometers in strike length within a regionally extensive laminated volcaniclastic tuff.  The mineralization occurs within the same suite of volcano-plutonic rocks that host other poly-metallic mineralization in the Eldorado & Contact Lake Mineral Belt.

Highlights from the surface sampling program includes grab samples with 11.69% copper, 8.30% zinc, 0.44% lead and 1330.0 g/t silver as well as 22.72% copper, 0.59% lead and 619.0 g/t silver and 6.61% copper, 3.66% zinc and 1427.0 g/t silver.

The Skinny Lake target

The Skinny Lake target is the site of extensive IOCG-type hydrothermal magnetite-actinolite-feldspar-apatite plus sulphide alteration.  The host rocks are alkali (sodic or potassic) and/or actinolite-epidote altered andesites, with a core zone of pervasive alkali feldspar-scapolite-magnetite-actinolite-apatite hydrothermal alteration assemblage.

The alteration signature and zonation at Skinny Lake is similar to that of the Port Radium- Eldorado uranium mine area situated on Labine Point, NT.  The Skinny Lake target area is defined by predominately pyrite mineralization, which is present intermittently throughout the Skinny Lake region and in an extensive gossan at the southeast end of Echo Bay.  Sulfides with uranium, cobalt, nickel, copper, silver, lead and zinc enrichments are present locally as veins, veinlets and disseminations that extend outward in the southern and eastern extensions of the Skinny Lake and Mag Hill target areas.

Highlights from mineralized down hole intervals from the 2007 drill program reported during fiscal 2008 included: (true thickness not determined)

•

SL-07-01 intersected 22.50 meters of 2.24% zinc, 0.23% lead and 18.35 g/t silver and 0.025% cobalt.  Including 7.40 meters of 5.64% zinc, 0.45% lead, 0.20% copper, 45.93 g/t silver and 0.042% cobalt as well as 1.1 meters of 10.82% zinc, 0.29% lead, 0.22% copper and 38.52 g/t silver;  also including 2.3 meters of 4.48% zinc, 0.47% lead and 75.01 g/t silver and 0.053% cobalt.

Highlights from mineralized down hole intervals from  the 5 drill hole drill program, totalling 1,005 meters, reported during fiscal 2008 included: (true thickness not determined)

•

SL-08-03 intersected 9.50 meters of 0.05% copper, 0.08% lead, 0.80% zinc and 5.6 g/t silver.  Including 3.00 meters of 0.02% copper, 0.04% lead, 1.59% zinc, and 7.3 g/t silver, as well as, 1.5 meters of 0.02% copper, 0.05% lead, 2.04% zinc and 8.2 g/t silver.  A further interval intersected 0.5 meters of 0.35% copper, 0.05% lead, 1.24% zinc and 2.8 g/t silver.

•

SL-08-04 intersected 7.00 meters of 0.36% copper, 0.50% lead, 4.45% zinc and 22.7 g/t silver.  Including 1.50 meters of 0.45% copper, 0.88% lead, 6.85% zinc, and 15.0 g/t silver, as well as, 1.5 meters of 0.51% copper, 0.69% lead, 6.36% zinc and 25.1 g/t silver as well as 4.0 meters of 0.41% copper, 0.44% lead, 4.02% zinc and 31.5 g/t silver.  A further interval intersected 1.3 meters of 0.26% copper, 0.14% lead, 1.11% zinc and 66.3 g/t silver.

•

SL-08-05 intersected 1.50 meters of 0.02% copper, 0.06% lead, 1.12% zinc and 7.3 g/t silver as well as 1.50 meters of 0.09% copper, 0.42% lead, 1.82% zinc, and 6.2 g/t silver, as well as, 1.5 meters of 0.11% copper, 0.32% lead, 1.30% zinc and 6.1 g/t silver.

•

SL-08-06 intersected 14.80 meters of 0.10% copper, 0.34% lead, 0.47% zinc and 8.0 g/t silver.  Including 3.00 meters of 0.03% copper, 0.54% lead, 1.25% zinc, and 10.25 g/t silver, as well as, 1.5 meters of 0.02% copper, 1.69% lead, 0.97% zinc and 8.4 g/t silver.

K4 target

The K4 target area is located two kilometers east-southeast of Eldorado/Echo Bay uranium-silver mines.  Sampling, mapping and scintilometer investigations in the K4 target area indicated potential for both high-grade uranium veins and disseminated mineralization along east to northeast trending fractures in andesitic tuffs and breccias within zones of strong potassic-hematitic alteration.

Highlights from mineralized down hole intervals from 6 drill holes totalling 532 meters reported during fiscal 2008 included: (true thickness not determined)

•

K4-08-02 intersected 0.11 meters of 0.06% U3O8.

•

K4-08-04 intersected 2.65 meters of 0.28% U3O8 including 2.15 meters of 0.35% U3O8, as well as 0.2 meters of 3.68% U3O8.  A further interval intersected 0.25 meters of 2.54% U3O8.

•

K4-08-05 intersected 0.76 meters of 0.45% U3O8 including 0.29 meters of 1.15% U3O8.

The Mag Hill target

The Mag Hill target is the site of the most extensive hydrothermal magnetite-actinolite-feldspar-apatite plus sulphide alteration along the Contact Lake Mineral Belt. The host rocks are alkali (sodic or potassic) and/or actinolite-epidote altered andesites with a core zone of alkali feldspar-scapolite-magnetite-actinolite-apatite hydrothermal assemblage.

Highlights from mineralized down hole intervals from a portion of the 2007 drill program reported during fiscal 2008 included: (true thickness not determined)

•

MH-07-07 intersected 3.0 meters of 2.50% zinc and 0.22% lead and 1.60 g/t silver.

•

MH-07-09 intersected 239.90 meters of 0.10% V2O5.

•

MH-07-11 intersected 68.0 meters of 0.10% V2O5.

•

MH-07-12 intersected 9.54 meters of 0.10% V2O5; and 10.28 meters of 0. 10% V2O5.

Figure 7

N
S
W
E
"K2 Lake"
K2
"Shield Lake"
F91853
COBALT 2
0
125
250
375
Meters
Legend
2008 Drill Hole
2007 Drill Hole
2006 Drill Hole
Past Producing Mines
Alberta Star Development Corp.
ELDORADO - CONTACT LAKE PROJECT
K2 Area Dril Hole Map
As Shown
7
Feb, 2009
TERRACAD LTD.
NAD 83 Z11

Port Radium – Glacier Lake Mineral Leases, NT (Eldorado-Contact Lake Project)

In 2005, the Company acquired a 100% undivided right, title and interest, subject to a 2% NSR in four (4) mineral leases, totalling 2,520.78 ha (6,229.00 acres) (the “Glacier Lake Mineral Leases”) located one mile east of Port Radium on Great Bear Lake, NT. For cash payments of $30,000 (paid) and 360,000 common shares (issued and valued at $72,000) of the Company.  The Company may purchase one-half of the NSR for a one-time payment of $1,000,000.

The Echo Bay lease (produced 23,779,178 ounces of silver) and the Port Radium – Eldorado lease (produced 15 million pounds of uranium and 8 million ounces of silver).  The Port Radium uranium belt was formerly one of Canada’s principal producers of Pitchblende uranium during the 1930s and 1940s.

A summary of our claims can be found below:

Name	Size (ha)
Lease # 4815	843.77
Lease # 4816	104.81
Lease # 4817	872.50
Lease # 4818	699.70

2,520.78

Figure 8

N
W
E
S
Great Bear Lake
455000
460000
CROSS FAULT
Lease - #4816
ECHO BAY
ELDORADO
7330000
Lease - #4815
(Formerly GLAC-1)
Lease - #4817
(Formerly WATT)
Branson's Lodge
Lease - #4818
(Formerly GLAC-2)
Gossan Island
7325000
Echo Bay
0
0.5
1
2
3
Kilometers
Southwest Arm
Legend
Past Producing Mine
Leases

ALBERTA STAR DEVELOPMENT CORP.		
ELDORADO - CONTACT LAKE PROJECT		
Title: Glacier Lake Leases		
Scale: As Shown	Design:	Figure: 8
Date: Feb, 2009	Drawing: TERRACAD LTD.	Rev: NAD 83 Z 11

Our expenditures related to the Port Radium – Glacier Lake Mineral Leases can be summarized as follows:

Cumulative amounts from inception to 30 November 2008		For the year ended 30 November 2008	For the year ended 30 November 2007	For the year ended 30 November 2006
	$	$	$	$

Exploration operating expenses
Amortization	18,523	10,727	7,796	-
Assaying and geochemical	197,313	54,136	143,177	-
Camp costs and field supplies	383,489	1,178	256,581	125,730
Claim maintenance and permitting	13,371	6,241	6,867	263
Community relations and government	21,472	-	21,472	-
Drilling	758,681	-	758,681	-
Equipment rental	58,038	-	45,643	12,395
Geology and engineering	69,879	36,206	33,673	-
Metallurgical studies	62,977	-	62,977	-
Ortho-photography	25,522	-	25,522	-
Staking and line cutting	88,335		88,335	-
Surveying	17,309	-	-	17,309
Transportation and fuel	5,029,890	344,031	3,754,918	930,941
Wages, consulting and management fees	840,723	159,905	505,775	175,043

	7,585,522	612,424	5,711,417	1,261,681
Acquisition of mineral property interests	102,000	-	-	-

Recovery of mineral property costs	(603,750)	-	(186,651)	(417,099)

	7,083,772	612,424	5,524,766	844,582

Highlights from mineralized down hole intervals from the 2007 drill hole program reported during fiscal 2008 included: (true thickness not determined)

•

PR-07-11 intersected 0.5 meters of 2.3 g/t gold, as well as, another 0.3 meters of 2.3 g/t gold.

•

PR-07-21 intersected 12.34 meters of 1.01% zinc and 0.25% lead; 15.0 meters of 0.12% zinc and 0.15% V2O5, and 4.9 meters of 0.22% lead, 0.44% zinc and 0.11% V2O5.

•

PR-07-23 intersected 185.4 meters of 0.12% V2O5 including 28.24 meters of 0.21% V2O5; 34.20 meters of 0.26% zinc; 8.82 meters of 0.21% zinc and 11.0 g/t silver including 2 meters of 0.25% zinc and 30.2 g/t silver and 0.10% nickel.

•

PR-07-24 intersected 18.45 meters of 0.45% copper, 0.25% lead, 0.48% zinc, 42.6 g/t silver including 1.82 meter of 2.49% copper, 0.53% lead and 200.8 g/t silver; 1.50 meters of 2.19% zinc, 1.06% lead and 21.9 g/t silver: 14.50 meter of 0.48% zinc, 0.12% lead and 6.1 g/t silver: 9.37 meters of 0.57% copper, 0.04% U3O8 and 0.09% V2O5 including 1.50 meter of 0.10% U3O8 as well as 1.06 meter of: 1.85% copper, 0.14% U3O8 and 0.11% V2O5.

•

PR-07-25 intersected 1.45 meters of 39.9 g/t silver, 0.40% copper, 0.33% lead, 0.21% zinc, 0.12% nickel, and 0.13% cobalt; 1.5 meters of 1.90% zinc, 1.04% lead and 14.2 g/t silver; 49.7 meters of 0.15% zinc and 212.05 meters of V2O5.

•

PR-07-26 intersected 32.20 meters of 0.33% zinc, 0.20% lead and 4.4 g/t silver; 0.85 meter of 2.12% zinc, 4.29% lead, 0.27% copper and 62.5 g/t silver and 11.65 meters of 0.19% V2O5.

•

PR-07-27 intersected 43.50 meters 40.9 g/t silver, 0.20% copper, 0.14% lead, and 0.15% zinc; 15 meters of 0.24% copper as well as another 15 meters of 0.22% zinc; 1.5 meters of 1.80% copper and 24.3 g/t silver and 1.5 meters of 1.65% copper and 24.3 g/t silver.

Camelback target

The Camelback target is approximately 3.5 kilometers in length and 1 kilometer in width. This large IOCG target extends from north end of Glacier Lake to the eastern shore of Cameron Bay.  The Camelback target is located 7.5 km east of the Port Radium (Eldorado uranium mine).  This IOCG target is associated with a large recently discovered geophysical anomaly and this geological feature has the potential of hosting a bulk tonnage IOCG and uranium target within a regional alteration signature.  The Company intersected multiple zones of poly-metallic mineralization that is associated with strong hydrothermal alteration and brecciation that are locally enriched in silver, copper, lead, zinc, cobalt, and uranium.  Multiple zones of sulfide mineralization associated with semi-continuous gossan zones outcrop for over 3.5 kilometers.

Highlights from mineralized down hole intervals from the 2007 drill hole program reported during fiscal 2008 included: (true thickness not determined)

•

CB-07-04 intersected 6.0 meters of 0.37% zinc.

•

CB-07-05 intersected 1.5 meters of 0.33% copper, 0.36% zinc and 3.9 g/t silver.

•

CB-07-07 intersected 2.8 meters of 11.88 g/t silver  and 1.5 meters of 20.90 g/t silver.

•

CB-07-08 intersected 3.0 meters of 25.3 g/t silver including 1.5 meters of 36.4 g/t silver.

•

CB-07-06 intersected 2.0 meters of 0.40% copper, 3.09% zinc and 37.2 g/t silver.

•

CB-07-12 intersected 16.45 meters of 0.12% copper.

•

CB-07-13a intersected 10.0 meters of 0.22% copper as well as 10.5 meters 0.13% copper and 0.25 meters of 0.12% U3O8.

•

CB-07-14 intersected 52.0 meters of 0.30% copper as well as 31.55 meters of 0.34% copper.

•

CB-07-15 intersected 13.30 meters of 0.21% copper as well as 1.55 meter of 0.69% copper and 20.6 g/t silver, 4.2 meters of 0.37% copper, 0.23% V2O5, and also 1.5 meters of 0.23% V2O5.

•

CB-07-16 intersected 13.5 meters of 0.15% copper.

Glacier Creek target

The Glacier Creek target is located about 2 km east of Port Radium.  The Glacier Creek area geology is a continuation of the Echo Bay Mine area with metavolcanic and volcaniclastic rocks intruded by segments of the Mystery Island Intrusive suite.  In 2007, a six hole drill program was designed to test induced-potential (IP) chargeability anomalies.

Highlights from mineralized down hole intervals from the drill holes reported during fiscal 2008 included: (true thickness not determined)

•

GC-07-01 intersected 6.0 meters of 0.39% copper.

•

GC-07-02 intersected 5.80 meters of 1.16% copper including 1.04 meters of 2.99% copper and 8.0 g/t silver and another 1.0 meter of 1.48% copper and 4.3 g/t silver; 2.40 meters of 0.61% copper; 2.60 meters of 0.33% copper; and 3.75 meters of 0.31% copper.

•

GC-07-06 intersected 1.50 meters of 46.2 g/t silver.

Long Bay target area

The Long Bay target area is located approximately 1.5 kilometer northwest of the Eldorado/Echo Bay uranium-silver mines.  Sampling and mapping indicated potential for uranium within a stockwork vein system along an east-west trending structure in andesitic tuffs with strong hematitic alteration.  Two short length drill holes, 125 meters, tested the area with no significant results.

Gossan Island target area

Gossan Island target is an island between Cameron Bay and the Southwest arm of Echo Bay, approximately 5 kilometers southeast Eldorado/Echo Bay uranium-silver mines.  The island is approximately 2 kilometers by 1.2 kilometers in its longest dimensions.  The target area consists of zones of moderate to strong gossanous, argillic-potassic altered, pyroclastic rocks.  A reconnaissance drill hole, 147 meters, intercepted strong hydrothermal brecciation but returned no significant mineralized intervals.

Figure 9

455000
7336000
7330000
7326000
N
W
E
S
Great Bear Lake
F91859
RAD 1
F91858
GOSSAN 2
F98670
EC 10
LEASE - # 3034
LEASE - # 3038
CROSS FAULT
F91458
CROSS
Long Bay
Glacier Creek
Camelback
F91860
RAD 2
LEASE - # 3032
LEASE - # 4816
ECHO BAY
Echo Bay Mine
Port Radium
ELDORADO
LEASE - # 4815
(Formerly GLAC-1)
K4
Dowdell Point
LEASE - # 4817
(Formerly WATT)
LEASE - # 4818
(Formerly GLAC-2)
Echo Bay
Mystery Island
F98665
EC 5
Gossan Island
F91851
GOSSAN 1
F98661
EC 1
0 0.5 1 2 3
Kilometers
F91864
BON 2
Legend
Past Producing Mine
Drill Areas
Leases
Claims
ALBERTA STAR DEVELOPMENT CORP.
ELDORADO - CONTACT LAKE PROJECT
Title:
Eldorado, Echo Bay, Glacier Lake
Diamond Drilling Map
Scale: As Shown
Design:
Figure: 9
Date: Feb, 2009
Drawing: TERRACAD LTD.
Rev: NAD 83 Z 11

Eldorado South IOCG & Uranium Project, NT (Eldorado South Project)

During the year ended November 30, 2007, the Company staked sixteen (16) claims (the “Eldorado South Uranium Mineral Claims”), and four (4) additional claims (the “Eldorado West Uranium Mineral Claims”) located ten miles south of Eldorado uranium mine on the east side of Great Bear Lake, NT and 680 km (423 miles) north of the city of Yellowknife, NT, collectively known as the Eldorado South Uranium Project.  The Eldorado South Uranium Project now consist of thirty (30) mineral claims totalling 25,913.25 ha (64,032.78 acres) (Figure 10).

The Eldorado South claims cover a radiometric anomaly that is over 3.5 kilometers in length and the expression suggests a potential near surface IOCG & uranium target.  The radiometric maps show a well defined uranium anomaly with a marked correlation of strong thorium (Th) and potassium (k) ratio patterns.  The Eldorado South Anomaly has never been drill tested.  The Eldorado South Anomaly was discovered in 2006 as a result of the completion of a High Resolution, Multi-Parameter Regional radiometric and magnetic geophysical survey which was conducted in July, 2006.  The survey consisted of 16,708 line-kilometers at 100 meter line-spacing’s.  The purpose of the radiometric survey was to measure the gamma radiation field and locate prospective areas of high-grade uranium and poly-metallic deposition.

In December 2007, the Deline Land Corporation passed a resolution placing a moratorium on any further uranium exploration and development on Deline District lands.  The Deline Land Corporation has stated publicly and reiterated that all current agreements between the Deline Land Corporation and the Company would be fully honored.  Several uranium mining moratoriums have been placed in several mining jurisdictions in Canada recently.  They include a three year moratorium on uranium mining in Labrador (April 2008) and a moratorium issued in the Deline District (January 2008) in the Northwest Territories stating that they will not approve or consent to new uranium exploration or development until the 26 recommendations of the Canada-Deline Uranium Table have been addressed to the satisfaction of the leadership of the local community.  The moratoriums do not apply to exploration for other minerals and mineral exploration activity is expected to continue in full force.

On June 16, 2008, the Company completed its Community Consultation in the community of Deline and finalized an expanded TEK (Traditional Education Knowledge) study for the region.  The Company’s’ Land-Use permit application #SO7C-008 was deemed completed by the Sahtu Land and Water Board.

On July 14, 2008, the Company received final permit approval from the Sahtu Land and Water Board (SLWB) for the issuance of a third “Class A”- 5 year 75,000 meter drill permit (#S07C-008) for its Eldorado South Iron oxide, copper, gold, silver, and uranium project located in Canada’s Northwest Territories. The Eldorado South permit (#S07C-008) is valid until July 10, 2013.

The Company completed a comprehensive First Nations Traditional Educational Knowledge Report for this region which was completed to the satisfaction of the Deline Land Corporation and the Community of Deline.  The Company intends to further expand wildlife and environmental programs and baseline studies in the Eldorado & Contact Lake uranium districts as the projects advance.  On December 19, 2005 we signed a 5 Year Cooperation, Access and Benefits Agreement with the Deline Land Corp and the Sahtu Dene & Metis for the eastern Great Bear Lake Region.

In its effort to maintain strong relations and an ongoing working relationship with the Deline Land Corp. and the people of Sahtu-Dene First Nations peoples living in Deline, we visited and participated in a comprehensive Community Consultation on June 18, 2008 in the community of Deline, NT.  We made a detailed presentation to the community of the  results of our 2007 exploration & drilling program and our future plans for expanded exploration and drilling in the 2008 season.  We addressed various environmental issues, environmental best practices management strategy, sustainable development philosophy and its policy of First Nations community outreach and development in the Sahtu Region.  The Company continues to maintain strong relations and a solid working relationship with the Deline Land Corp. and the people of Deline Sahtu-Dene First Nations.  The Company places the long term relationship and well-being of the Community of Deline, as the cornerstone to a successful working relationship and a corporate priority, governing its long-term principles with regard to the responsible sustainable development in the Sahtu Region.

A summary of our claims can be found below:

Name	Tag Number	Size (ha)
PR 1	K06181	1,045.10
PR 2	K06182	1,045.10
PR 3	K06183	1,045.10
PR 4	K06194	1,045.10
PR 5	K06195	1,045.10
PR 6	K06196	1,045.10
PR 7	K06197	1,045.10
PR 8	K06198	1,045.10
PR 9	K06199	1,045.10
PR 10	K06200	1,045.10
PR 11	K06201	480.77
PR 12	K06202	1,045.10
PR 13	K06203	1,045.10
PR 14	K06204	449.40
PR 15	K06205	41.80
PR 16	K06206	585.18
PR 18	K06208	94.09
PR 19	K06209	161.98
PR 20	K06210	62.73
PR 21	K06211	1,045.10
PR 22	K06212	1,045.10
PR 23	K06213	1,045.10
PR 24	K06214	1,045.10
PR 25	K06215	1,045.10
LD 1	K01201	1,045.10
LD 2	K01202	1,045.10
LD 3	K01203	1,045.10
LD 4	K01204	1,045.10
LD 5	K01205	1,045.10
LD 6	K01206	1,045.10

		25,913.25

Figure 10

440000
450000
460000
470000
7330000
7320000
7310000
7300000
N
W
E
S
Great Bear Lake
CROSS FAULT
ECHO BAY
ELDORADO
Breccia Island
Dowdell Point
Branson's Lodge
Mystery Island
Gossan Island
Echo Bay
BONANZA
EL BONANZA
Southwest Arm
CONTACT LAKE
Contact Lake
Thompson Lake
Moody Lake
K06181 PR 1
K06182 PR 2
K06194 PR 4
K06201 PR 11
K06209 PR 19
K06208 PR 18
K06183 PR 3
K06195 PR 5
K06198 PR 8
K06202 PR 12
K06206 PR 16
K01201 LD 1
K06205 PR 15
K01206 LD 6
K06196 PR 6
K06199 PR 9
K06203 PR 13
K06204 PR 14
K01202 LD 2
K01205 LD 5
K06197 PR 7
K06200 PR 10
K06211 PR 21
K06215 PR 25
K01203 LD 3
K01204 LD 4
K06214 PR 24
K06213 PR 23
K06212 PR 22
0 1 2 4 6 8
Kilometers
Legend
Past Producing Mine
Claims
ALBERTA STAR DEVELOPMENT CORP.
ELDORADO - CONTACT LAKE PROJECT
Title:
Eldorado South Mineral Claims
Scale: As Shown
Design:
Figure: 10
Date: Feb, 2009
Drawing: TERRACAD LTD.
Rev: NAD 83 Z 11

Our expenditures related to the Eldorado South Uranium Project can be summarized as follows:

Cumulative amounts from inception to 30 November 2008		For the year ended 30 November 2008	For the year ended 30 November 2007	For the year ended 30 November 2006
	$	$	$	$
Exploration operating expenses
Camp costs and field supplies	27,967	8,989	18,978	-
Claim maintenance and permitting	6,391	916	5,475	-
Community relations and government	3,555	3,555	-	-
Equipment rental	2,623	1,778	845	-
Geology and engineering	230,690	118,858	111,832	-
Geophysics	3,000	-	3,000	-
Staking and line cutting	343,599	237,944	105,655	-
Transportation and fuel	173,781	171,561	2,220	-
Wages, consulting and management fees	229,381	210,381	19,000	-

	1,020,987	753,982	267,005	-

Port Radium - Crossfault Lake Mineral Claims, NT (Eldorado-Contact Lake Project)

In 2005, we acquired a 100% undivided right, title and interest, subject to a 2% NSR, in five mineral claims totalling 1,820.56 ha (4,498.68 acres) (the “Port Radium – Crossfault Lake Mineral Claims”) located north of Port Radium on Great Bear Lake, NT, for cash payments of $60,000 (paid) and 450,000 common shares (issued and valued at $297,000) of the Company.  The Company may purchase one-half of the NSR for a one-time payment of $1,000,000 (Figure 11).

A summary of our claims can be found below:

Name	Tag Number	Size (ha)
GOSSAN 1	F91851	418.04
GOSSAN 2	F91858	418.04
CROSS	F91458	33.44
RAD 1	F91859	627.06
RAD 2	F91860	323.98
		1,820.56

Our expenditures related to the Crossfault Lake Property, can be summarized as follows:

Cumulative amounts from inception to 30 November 2008		For the year ended 30 November 2008	For the year ended 30 November 2007	For the year ended 30 November 2006
	$	$	$	$
Exploration operating expenses
Camp maintenance and permitting	682	682	-	-
Transportation and fuel	817	817	-	-
Wages, consulting and management fees	16,258	16,258	-	-
	17,757	17,757	-	-
Acquisition of mineral property interests	357,000	-	-	-

Recovery of mineral property costs	(12,645)	(12,645)	-	-

	362,112	5,112	-	-

Figure 11

N
W
E
S
455000
460000
7330000
7326000
Great Bear Lake
F91859
RAD 1
F91858
GOSSAN 2
CROSS FAULT
F91458
CROSS
F91860
RAD 2
ECHO BAY
ELDORADO
Dowdell Point
Branson's Lodge
Echo Bay
Mystery Island
F91851
GOSSAN 1
0
0.5
1
2
3
Kilometers
Legend
Past Producing Mine
Claims

ALBERTA STAR DEVELOPMENT CORP.		
ELDORADO - CONTACT LAKE PROJECT		
Title: **Crossfault Lake Mineral Claims**		
Scale: As Shown	Design: .	Figure: 11
Date: Feb, 2009	Drawing: TERRACAD LTD.	Rev: NAD 83 Z 11

Port Radium - Eldorado Uranium Mineral Claims, NT (Eldorado-Contact Lake Project)

In 2005, the Company entered into a lease agreement with South Malartic Exploration Inc. to purchase a 50% undivided interest, title and right in three mineral claims, totalling 106.53 ha (263.13 acres) (the “Eldorado Uranium Mineral Claims”) located at Port Radium on Great Bear Lake, NT, for a cash payment of $20,000 (paid) (Figure 12).

Acquisition of the 50% ownership in the property entitled us to full access and possession to a detailed technical library, exploration reports and historical data in South Malartic’s possession.  Also, included in the data acquisition were reports, maps, historical uranium production records, drill logs and uranium assay reports.

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

A summary of our claims can be found below:

Name	Tag Number	Size (ha)
ELDORADO	Lease # 3032	30.32
ELDORADO	Lease # 3033	44.81
ELDORADO	Lease # 3034	31.40

		106.53

Our expenditures related to the Eldorado Uranium Mineral Claims can be summarized as follows:

	Cumulative amounts from inception to 30 November 2008	For the year ended 30 November 2008	For the year ended 30 November 2007	For the year ended 30 November 2006
	$	$	$	$

Exploration operating expense
Claim maintenance and permitting	526	-	526	-
Acquisition of mineral property interests	20,000	-	-	-

	20,526	-	526	-

Figure 12

452000
454000
456000
7334000
7332000
7330000
7328000
N
W
E
S
Great Bear Lake
Lease - # 3034
Lease - # 3033
Lease - # 3032
CROSS FAULT
ECHO BAY
ELDORADO
Dowdell Point
0 250 500 1,000 1,500
Meters
ALBERTA STAR DEVELOPMENT CORP.
ELDORADO - CONTACT LAKE PROJECT
Title:
Eldorado Uranium Leases
Scale: As Shown
Design:
Figure: 12
Date: Feb, 2009
Drawing: TERRACAD LTD.
Rev: NAD 83 Z 11
Legend
Past Producing Mine
Leases

North Contact Lake Mineral Claims, NT (Eldorado-Contact Lake Project)

In  2006, the Company acquired a 100% right, interest and title, subject to a 2% NSR, in eleven mineral claims (the “North Contact Lake Mineral Claims”), for a payment of $75,000 cash (paid) and the issuance of 250,000 common shares of the Company (issued and valued at $182,500).  The Company may purchase one-half of the NSR for a one-time payment of $1,000,000.  The North Contact Lake Mineral Claims are situated north of Contact Lake on Great Bear Lake approximately 680 km (423 miles) north of Yellowknife, NT, totalling 6,305.22 ha (15,580.48 acres) (Figure 13).

The property is the northern extension of the Contact Lake Project and includes the Contact Lake – Echo Bay Stato-volcanic complex, having hundreds of known or recorded copper, gold, silver, nickel, cobalt, REE and high grade uranium occurrences identified in Proterozoic rocks.

A summary of our claims can be found below:

Name	Tag Number	Size (ha)
EC 1	F98661	250.82
EC 2	F98662	940.59
EC 3	F98663	940.59
EC 4	F98664	587.35
EC 5	F98665	55.60
EC 6	F98666	192.30
EC 7	F98667	477.82
EC 8	F98668	1,045.10
EC 9	F98669	1,045.10
EC 10	F98670	731.57
EC 24	F98369	38.67

		6,305.22

Total expenditures related to the North Contact Lake Mineral Claims can be summarized as follows:

	Cumulative amounts from inception to 30 November 2008	For the year ended 30 November 2008	For the year ended 30 November 2007	For the year ended 30 November 2006
	$	$	$	$

Exploration operating expense
Camp costs and field supplies	1,034	1,034	-	-
Drilling	353,182	353,182	-	-
Transportation and fuel	9,606	9,606	-	-
Wages, consulting and management fees	13,012	13,012	-	-

	376,834	376,834	-	-
Acquisition of mineral property interest	257,500	-	-	257,500
	634,334	376,834		257,500

Figure 13

460000
465000
7330000
7325000
N
W
E
S
Breccia
Island
F98670
EC 10
F98667
EC 7
F98668
EC 8
F98669
EC 9
F98666
EC 6
Branson's Lodge
F98665
EC 5
F98664
EC 4
F98663
EC 3
F98662
EC 2
F98661
EC 1
F98369
EC 24
Echo Bay
0 0.5 1 2 3
Kilometers
Legend
Past Producing Mine
Claims

ALBERTA STAR DEVELOPMENT CORP.
ELDORADO - CONTACT LAKE PROJECT
Title: North Contact Lake Mineral Claims

Scale: As Shown	Design:	Figure: 13
Date: Feb, 2009	Drawing: TERRACAD LTD.	Rev: NAD 83 Z 11

Longtom Property (Damp Claim Lease), NT

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

In 2003, the Company entered into a Letter of Intent (the “Letter of Intent”) with Fronteer Development Group Inc. (“Fronteer”).  On October 26, 2006, Fronteer earned its 75% interest in the Longtom Property by paying the Company $15,000 cash (received) and spending an aggregate of $500,000 (incurred) on exploration expenditures over three years.

The Longtom Property is located 50 km southeast of Great Bear Lake, NT.

The Longtom property is located within the Bear Geological Province, bounded by the Coronation Geo-syncline to the East and the Great Bear Magmatic Zone to the West. All known mineral deposits and showings occur along north-south and north-east fault zones and north-west fold axial planes. These features are related to the Wopmay Deformation Zone, which was reactivated during an east-west shortening event, resulting in north-south folding and the development of pervasive north-east striking strike slip faults. The development of these faults undoubtedly played a role in the development of IOCG style mineralization in the Bear Province.

The rocks of the main Longtom claim area have been divided into seven lithological units. Volcanic and sedimentary units dip moderately to steeply to the south in the area of the Damp prospect and gently to the north northeast in the Devil’s Lake area. All units except the later diabase dykes are affected by northeast trending faults and fractures.

A summary of our Damp mineral lease claim can be found below:

Claim Name	Tag Number	Size (ha)
DAMP	Mineral Lease # 3759	361.38

Figure 14

465000
470000
475000
N
W
E
S
7230000
7225000
7220000
7215000
Lease - # 3759
Damp Lease
Longtom Lake
Zebulon Lake
0
2,000
4,000
Meters
ALBERTA STAR DEVELOPMENT CORP.
Project Map
Title:
Longtom Claim Map
Scale: As Shown
Design: .
Figure: 14
Date: Mar, 2009
Drawing: TERRACAD LTD.
Rev: NAD 83 Z 11

Our expenditures related to the Longtom Property are summarized as follows:

	Cumulative amounts from inception to 30 November 2008	For the year ended 30 November 2008	For the year ended 30 November 2007	For the year ended 30 November 2006
	$	$	$	$

Exploration operating expenses
Assaying and geochemical	335	-	-
Camp costs and field supplies	147,024	-	-	-
Claim maintenance and permitting	1,786	-	893	893-
Drilling	210,057	-	-	-
Geology and engineering	418,998	-	-
Transportation and fuel	322,529	-	-
Wages, consulting and management fees	200,899	10,626	-

	1,301,628	10,626	893	893

Recovery of mineral property costs	(52,497)	-		(4,000)

Sales of mineral property interests	(55,000)	-	-	-

Write-off of mineral properties and related costs	220,552	-	-	-

	1,414,683	10,626	893	(3,107)

Most previous work on the property was concentrated on the Damp Zone, a relatively small area near its north end.  The mineralization occurs in a specular hematite-magnetite breccia, similar to that seen at major IOCG deposits.  Shallow holes were drilled at the Damp Zone in 1988 (16 holes by CEGB totalling 1200m) and 1997 (4 holes by Mongolia Gold Resources totalling 944).  Appreciable copper, gold, cobalt, silver, uranium bismuth and nickel were obtained over considerable widths in a zone of albite and hematite-magnetite alteration in volcanic flows.  The Damp Zone is near the north end of a strong magnetic anomaly.

In 2003, the Company carried out semi-regional gravity and IP surveys and followed up with a diamond drill program. A 12-hole (2634 m) drill program was carried out to test anomalies arising from the magnetic, gravity and IP surveys.  This drill program intersected IOCG-style mineralization and anomalous copper values. The strongest combined magnetic-gravity-chargeability anomalies on the property remain untested.

During July and early August 2004, a nine-hole NQ diamond drilling program was completed on the Longtom Property.  A total of 2132 metres were drilled over the course of the program.  Drilling was designed to target IOCG style mineralization.  In January 2005, a five day reconnaissance program was carried out in order to re-examine drill core from historic operations.

In 2006, the Company elected to abandon nine claims on the Longtom Property as it did not intend to do any further work.

No work is planned by the Company for 2009.

Longtom Property (Target 1), NT

During the year ended  November 30, 2003, the Company acquired a 50% interest in a 721.42 ha (1,781.90 acres) mineral property located in the Longtom Lake area of the Northwest Territories for cash proceeds of $15,000 and 200,000 common shares of the Company valued at $56,000 (Figure 15).

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

A summary of our claim can be found below:

Claim Name	Tag Number	Acreage
TARGET 1	F71013	1,781.90

Total expenditures related to the Longtom Property (Target 1) can be summarized as follows:

	Cumulative amounts from inception to 30 November 2008	For the year ended 30 November 2008	For the year ended 30 November 2007	For the year ended 30 November 2006
	$	$	$	$

Exploration operating expenses
Geology and engineering	2,103	-	-	-
Wages, consulting and management fees	21,648	-	-	-

	1	-	-	-

Acquisition of mineral property interests	71,000	-	-	-

Recovery of mineral property costs	(3,530)	-	-	-

	1	-	-	-

The potential of the Target 1 claim is based upon our exploration results of the Longtom Property.

No work is planned by the Company for 2009.

Figure 15

465000
470000
475000
7235000
7230000
7225000
7220000
N
W
E
S
F71013
TARGET 1
Longtom Lake
Zebulon Lake
0
2,000
4,000
Meters
465000

ALBERTA STAR DEVELOPMENT CORP.

Project Map

Title:

Target 1 Claim Map

Scale: As Shown	Design: .	Figure: 15
Date: Mar, 2009	Drawing: TERRACAD LTD.	Rev: NAD 83 Z 11

MacInnis Lake Property, NT

In 2005, the Company acquired a 100% interest, subject to a 2% NSR, in twelve mineral claims (the “MacInnis Lake Uranium Claims”) and three additional mineral claims (the “Kult Claims”) located approximately 275 km southeast of Yellowknife, NT, collectively known as the MacInnis Lake Uranium Project. The acquisition was completed for cash proceeds of $100,000 (paid) and 650,000 common shares (issued and valued at $158,000) of the Company.  The MacInnis Lake Uranium Project now consists of fifteen mineral claims totalling 10,596.35 ha (26,172.98 acres) (Figure 16).

The Company entered into an option agreement dated April 1, 2005, as amended April 11, 2006, and again on September 29, 2008, with Max Resource Corp. (“Max Resource”), whereby Max Resource can earn an interest, subject to a 2% NSR, in the MacInnis Lake Uranium Project. The terms of the option agreement calls for Max Resource to make payments as follows:

i.

cash payments totalling $30,000 (received);

ii.

the issuance of 200,000 common shares of Max Resource (received and sold for proceeds of $198,466); and

iii.

work commitments totalling $2,000,000 over a five year period ($250,000 on or before 31 October 2008 (incurred); $750,000 on or before 31 October 2009 ($234,307 incurred); $500,000 on or before 31 October 2010  and $500,000 on or before 31 October 2011.

The terms of the option agreement call for Max Resource to earn a 25% interest in the MacInnis Lake Property upon making the payments in i. and ii. above together with the first $1,000,000 in work commitments.  Max Resource may earn a further 25% interest when it completes the $2,000,000 in work commitments.   The parties have agreed to enter into a joint venture agreement upon full exercise of the option.  The Company is and will remain the operator of the project for the term of the option agreement.

The MacInnis Lake uranium block is located in the Nonacho Basin, 150 km northeast of Fort Smith, which is 275 km southeast of Yellowknife, NT. The area contains 28 known high-grade uranium showings discovered, between 1954 and 1988, by previous explorers Cominco, Shell, PNC and Uranerz. The basin itself is a sandstone terrain of the Proterozoic age, geographically analogous with the Athabasca Basin in Northwest Saskatchewan.

A summary of our claims can be found below:

Name	Tag Number	Size (ha)
KULT 2	F90257	1,045.10
KULT 3	F90258	1,045.10
KULT 4	F70809	836.08
KULT 5	F90260	1,045.10
INN 2	F79832	167.22
INN 3	F79833	250.74
INN 4	F79834	940.59
INN 5	F67474	1,045.10
INN 6	F79836	652.98
INN 7	F79837	1,024.20
INN 8	F79838	1,003.30
INN 9	F79839	42.20
INN 10	F79840	235.43
INN 11	F79808	1,024.00
INN 12	F79809	343.72
		10,700.86

Figure 16

540000 mE
544000 mE
548000 mE
6808000 mN
6804000 mN
6800000 mN
6796000 mN
Taltson River
RGnM
NTh
NTa
My
NHj
NTr
NThy
D, Gb
F79834
INN 4
F79833
INN 3
Taltson 8771
BRAGON
F79832
INN 2
ACE
F90260
KULT 5
KULT 5
ISLAND
WELCH
DUSSEAULT
F79839
INN 6
F79837
INN 7
MacInnis
Lake
F70809
KULT 4
Maurice 6
KULT 49
F67474
INN 5
Trench E
Trench D
Trench A, B
Trench C
Maurice 3
F79809
INN 12
MacInnis 2692
MacInnis 2691
Maurice 2
COLE
COLE W
KULT 82
F79838
INN 8
F90258
KULT 3
MOFFAT
F79839
INN 9
Maurice 12
F79840
INN 10
MacInnis 1523
MacInnis 1539
F79808
INN 11
MacInnis 2111
Maurice 14
MacInnis 2110
F90257
KULT 2
KULT
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
Deposite Type
Unconformity Type Uranium
Vein / Shear Fracture-Fill Uranium in Granite
Soil or Lake Uranium Anomaly
Mineralized Gabbro Dyke
Development Stage
Drilled
Local Examination
Advanced Exploration
SYMBOLS:
Geological contact
Fault line
INN
Mineral Claims

ALBERTA STAR DEVELOPMENT CORP.			
MacInnis Lake Project			
TITLE: MacInnis Lake Property Map & Local Geology			
LOCATION:	MacInnis Lake - NWT	FIGURE :	16
DATE:	Mar, 2009	SCALE:	As Shown
DRAWN:	TerraCAD 2005	Datum:	NAD 83 Zone 11

Our expenditures related to the MacInnis Lake Property can be summarized as follows:

	Cumulative amounts from inception to 30 November 2008	For the year ended 30 November 2008	For the year ended 30 November 2007	For the year ended 30 November 2006
	$	$	$	$

Operating expenses
Claim maintenance and permitting	2,670	-	2,670	-
Geology and engineering	19,446	6,438	832	1,731
Surveying	323,117	-	110,092	-
Transportation and fuel	8,734	-	-	-
Wages, consulting and management fees	74,951	-	3,925	1,500

	428,918	6,438	117,519	3,231

Acquisition of mineral property interests	258,000	-	-

Recovery of mineral property costs	(480,540)	-	(130,792)	(15,000)

	206,378	6,438	(13,273)	(11,769)

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

During the year ended November 30, 2007, the Company completed a High Resolution Aeromagnetic Radiometric geophysical survey.  The geophysical survey consisted of 2,093 line-kilometers at 100 meter line spacings and was flown by Fugro Airborne Surveys.

Due to current market conditions, no work is planned for 2009.

The Company has recently completed all of the required assessment work and filings for the MacInnis Lake Uranium Project with the Mine Recorder’s office in Yellowknife, NT.

ITEM 4A - UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The Company is engaged in the acquisition, exploration and development of resource properties. As we are currently in the exploration stage, we have had no operating revenue during the years ended November 30, 2008, 2007, and 2006. As of November 30, 2008, we have conducted exploration work on several properties located in the Northwest Territories, Canada.

This discussion and analysis of the operating results and financial position of our Company for the three years ended November 30, 2008, 2007, and 2006 should be read in conjunction with the financial statements and the related notes included in Item 17.  This section contains ‘forward-looking statements”.  See “Cautionary Note on Forward-Looking Statements”.

General Assumptions and Policies

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

Credit Risk

The Company’s cash resources are invested in R1-High bankers acceptance notes on deposit with large Canadian chartered Banks.  None of the Company’s funds are exposed to repayment risks associated with short term commercial paper or asset-backed commercial paper.  These securities comply with the Company’s strict investment criteria and policy of utilizing only R1-High investment guaranteed instruments that are paid promptly on maturity.

A.

Operating Results

Year ended November 30, 2008 compared to year ended November 30, 2007

The Company incurred a net loss of $6,489,209 for the fiscal year ended November 30, 2008 as compared to a loss of $7,916,250 for fiscal 2007. The decrease in our net loss in the 2008 fiscal year over 2007 can be attributed to reduced exploration costs relating to our mineral property interests in the Northwest Territories, and in particular, to our Contact Lake Mineral Claims and Eldorado/Port Radium – Glacier Lake Mineral Claims, on which we spent a total of $1,847,546 (2007 - $5,968,067) and $612,424 (2007 - $5,524,766) respectively.  Our exploration program budget was reduced due to market conditions.  The decision was made to conserve capital until more favourable market conditions return.  This decrease was partially attributed to a decrease in future income tax recovery to $Nil from the $7,123,638 recorded during fiscal 2007, an decrease in interest income during fiscal 2008 to $767,768 from the $1,279,560 earned during the prior fiscal period and a decrease in stock-based compensation, a non-cash expense, to $548,070 from the $1,970,027 incurred during fiscal 2007.

This decrease in development activities incurred a corresponding decrease in general and administration expenses for the year ended November 30, 2008 of $1,047,418; a total of $3,644,015 was spent in fiscal year 2008, as compared to $4,691,433 in the comparable period of 2007. There were notable decreases in the areas of advertising and promotion expenses (2008 - $265,378, 2007 - $475,043), and filing and financing fees (2008 - $119,881, 2007 - $136,896).  There were several increases in the areas of salaries and benefits (2008 – $575,269, 2007 - $397,982), Part XII.6 tax (2008 - $711,124, 2007 - $556,200), legal and accounting expenses (2008 - $349,567, 2007 - $314,683) and transfer fees and shareholder information (2008 - $477,635, 2007 - $248,649).

Year ended November 30, 2007 compared to year ended November 30, 2006

The Company incurred a net loss of $7,916,250 for the fiscal year ended November 30, 2007 as compared to a loss of $11,630,209 for fiscal 2006. The decrease in our net loss in the 2007 fiscal year over 2006 can be attributed mainly to the increase in future income tax recovery to $7,123,638 from the $1,429,960 recorded during fiscal 2006, an increase in interest income during fiscal 2007 to $1,279,560 from the $802,010 earned during the prior fiscal period and a decrease in stock-based compensation, a non-cash expense, to $1,970,027 from the $3,237,869 incurred during fiscal 2006.  Our exploration costs increased slightly from $9,447,131 in 2006 to $11,747,984 in 2007.  Our mineral property interests in the Northwest Territories, and in particular, the Contact Lake Mineral Claims and Eldorado/Port Radium – Glacier Lake Mineral Claims, included exploration costs of $5,968,067 and $5,524,766.

This increase in development activities incurred a corresponding increase in general and administration expenses for the year ended November 30, 2007 of $288,740; a total of $4,691,433 was spent in fiscal year 2007, as compared to $4,402,693 in the comparable period of 2006. There were notable increases in the areas of advertising and promotion expenses (2007 - $475,043, 2006 - $247,563), filing and financing fees (2007 - $136,896, 2006 - $93,387), Part XII.6 tax (2007 - $556,200, 2006 - $Nil), legal and accounting expenses (2007 - $314,683, 2006 - $178,794) and salaries and benefits (2007 – $397,982, 2006 - $Nil)

Year ended November 30, 2006 compared to year ended November 30, 2005

The Company incurred a net loss of $11,630,209 for the fiscal year ended November 30, 2006 as compared to a loss of $2,832,810 for fiscal 2005. The increase in our net loss in the 2006 fiscal year over 2005 can be attributed to the acceleration of our exploration costs, relating to our mineral property interests in the Northwest Territories, and in particular, to our Contact Lake Mineral Claims and Eldorado/Port Radium – Glacier Lake Mineral Claims, on which we spent a total of $8,359,925 and $844,582 respectively.

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

B.

Liquidity and Capital Resources

General

Since incorporation, the Company has financed its operations almost exclusively through the sale of  common shares to investors. As the Company is a mining exploration and development company with no producing resource properties, it does not generate operating income or cash flow from  business operations. Until a significant body of ore is found, working capital requirements are minimal, and the Company expects to continue to finance operations through the sale of equity in fiscal 2009. There is no guarantee that the Company will be successful in arranging financing on acceptable terms.  See “Cautionary Note on Forward-Looking Statements”.

To a significant extent, the ability to raise capital is affected by trends and uncertainties beyond the Companies control. These include the market prices for base and precious metals and results from our exploration programs. Our ability to attain our business objectives may be significantly impaired if prices for metals such as gold and uranium fall or if results from our intended exploration programs on our properties are unsuccessful.

The Company currently has no operating revenues other than interest income and proceeds from the sale of available for sale investments.  The Company relies primarily on equity financing as well as the exercise of warrants to fund its exploration and administrative costs.

Our cash resources are invested in R1-High bankers acceptance notes on deposit with an AAA rated Canadian Banking Institution.  None of the Company’s funds are exposed to repayment risks associated with short term commercial paper or asset-backed commercial paper.  These securities comply with the Company’s strict investment criteria and policy of utilizing only R1-High investment guaranteed instruments that are paid promptly on maturity.

As at November 30, 2008, the Company had cash and cash equivalents on its balance sheet of $17,367,576 and working capital of $15,655,748 as compared to cash and cash equivalents on its balance sheet of $23,151,345 and working capital of $22,201,966 at November 30, 2007.  The reduction in cash and cash equivalents and working capital of $5,783,769 and $6,546,218, respectively, is in part due to annual exploration expenditures and general and administrative costs.

Subsequent to the reporting period, the Company received $350,000 from the issuance of 2,333,333 flow-through units at a price of $0.15 per unit.  These funds must be spent on Canadian mineral exploration expenditures before December 31, 2009.  As at March 6, 2009, the Company has cash and cash equivalents of approximately $16,700,000 on its balance sheet.  The Company believes that this is sufficient to fund its currently planned exploration and administrative budget through the balance of fiscal 2009. We plan to spend approximately $400,000 on exploration expenditures and $2,000,000 on general and administrative expenses in 2009.

Recently, the poor conditions in the U.S. housing market and the credit quality of mortgage backed securities continued and worsened in 2008, causing a loss of confidence in the broader U.S. and global credit and financial markets and resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions.  These disruptions in the current credit and financial markets have had a significant material adverse impact on a number of financial institutions and have limited access to capital and credit for many companies. These disruptions could, among other things, make it more difficult for us to obtain, or increase our cost of obtaining, capital and financing for our operations in the future.  Our access to additional capital may not be available on terms acceptable to us or at all.

We expect to rely upon our current available capital throughout the current fiscal year.  If costs increase substantially or we incur greater losses than expected, our exploration activities and other operations will be reliant upon equity financings to continue into the future.  The current market conditions could make it difficult or impossible for us to raise necessary funds to meet our capital requirements.  If we are unable to obtain financing through equity investments, we will seek multiple solutions including, but not limited to, credit facilities or debenture issuances.

We do not have any loans outstanding at this time.

Financing Activities

A summary of the components of the funds raised in 2008 and the two prior years is as follows:

	2008 $	2007 $	2006 $
Issuance of common shares	-	-	-
Issuance of flow-through shares	-	-	16,556,290
Issuance of Warrants	-	-	5,740,710
Warrants exercised	-	5,183,706	6,467,056
Options exercised	30,000	320,000	520,000
Share issuance costs	-	-	(1,218,894)
	30,000	5,503,706	28,065,162

The particulars of all capital raising transactions for the last two years are detailed below. Proceeds of these financings have been used for exploration and for development expenditures (only when and if warranted) in connection with our mineral projects, for working capital and for acquisition of additional projects.

1.

During the year ended November 30, 2008, the Company issued 150,000 common shares valued at a price of $0.20 per share upon the exercise of previously outstanding stock options.  As at November 30, 2008, a total of 50,000 stock options expired.  As at November 30, 2008, no stock options in this series remain outstanding.

2.

During the year ended November 30, 2008, 50,000 stock options with an exercise price of $0.85 per share expired.  As at November 30, 2008, 3,200,000 stock options in this series remain outstanding.

3.

During the year ended November 30, 2008, a total of 3,190,000 share purchase warrants valued at a price of $2.15 per share expired.  As at November 30, 2008, no share purchase warrants in this series remain outstanding.

4.

During the year ended November 30, 2008, a total of 508,296 agent compensation warrants valued at a price of $2.20 per share expired.  As at November 30, 2008, no agent compensation warrants in this series remain outstanding.

5.

During the year ended November 30, 2008, the Company issued 3,500,000 stock options to directors, officers, employees and consultants of the Company.  Of the options issued, 3,400,000 were issued with an exercise price of $0.35 and the remaining 100,000 were issued with an exercise price of $1.00.  A total of 3,025,000 options vested immediately upon issuance and the remaining 475,000 options vest in four equal quarters starting December 1, 2008.  All options in this series expire July 31, 2011.

6.

During the year ended November 30, 2008, the Company was required to amend its flow-through filings related to the flow-through shares issued and renounced in 2006 to reflect a reduction in the amount renounced of approximately $2,000,000.  The Company has accrued a charge against capital stock and recorded a payable amount of $739,687 (2007 - $Nil, 2006 - $Nil) as the estimated costs to the Company for amending its flow-through filings.

7.

During the year ended November 30, 2007, the Company issued 1,844,450 common shares valued at a price of $0.75 per share upon the exercise of previously outstanding share purchase warrants.  As at November 30 2007, no share purchase warrants in this series remain outstanding.

8.

During the year ended November 30, 2007, the Company issued 5,771,250 common shares valued at a price of $0.65 per share upon the exercise of previously outstanding share purchase warrants.  As at November 30, 2007, a total of 500,000 share purchase warrants expired.  As at November 30, 2007, no share purchase warrants in this series remain outstanding.

9.

During the year ended November 30, 2007, the Company issued 9,336 common shares valued at a price of $0.45 per share upon the exercise of previously outstanding agent compensation warrants.  As at November 30, 2007, no agent compensation warrants in this series remain outstanding.

10.

During the year ended November 30, 2007, the Company issued 59,808 common shares valued at a price of $0.75 per share upon the exercise of previously outstanding agent compensation warrants.  During the year ended November 30, 2007, a total of 4,668 agent compensation warrants were issued and 2,002 agent compensation warrants expired.  As at November 30, 2007, no agent compensation warrants in this series remain outstanding.

11.

During the year ended November 30, 2007, a total of 2,750,000 share purchase warrants valued at a price of $2.10 per share expired.  As at November 30, 2007, no share purchase warrants in this series remain outstanding.

12.

During the year ended November 30, 2007, a total of 100,112 agent compensation warrants valued at a price of $2.10 per share expired.  As at November 30, 2007, no agent compensation warrants in this series remain outstanding.

13.

During the year ended November 30, 2007, a total of 435,680 agent compensation warrants valued at a price of $2.15 per share expired.  As at November 30, 2007, no agent compensation warrants in this series remain outstanding.

14.

During the year ended November 30, 2007, the Company issued 100,000 common shares valued at a price of $0.20 per share upon the exercise of previously outstanding stock options.  As at November 30, 2007, 200,000 stock options in this series remain outstanding.

15.

During the year ended November 30, 2007, the Company issued 500,000 common shares valued at a price of $0.60 per share upon the exercise of previously outstanding stock options.  As at November 30, 2007, 2,400,000 stock options in this series remain outstanding.

16.

During the year ended November 30, 2007, 55,000 stock options with an exercise price of $0.15 per share expired.  As at November 30, 2007, no stock options in this series remain outstanding.

17.

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

Capital Expenditure Commitments

At November 30, 2008, we were not party to any capital expenditure commitments, though we do anticipate expenses to subcontractors over the eight-month period from April to October, 2009 of over $350,000, in relation to  further exploration costs.

C.

Research and Development, Patents and Licenses, etc.

None.

D.

Trend Information

As we are an exploration company with no producing properties, information regarding trends in: production, sales and inventory, and similar are not meaningful. We have recently acquired interests in properties and it is likely that we will expand our exploration activities. As a result, we expect that our  operating losses will increase over the next 12 months.

E.

Off-balance Sheet Arrangements

We have no off-balance sheet arrangements that would require disclosure.

F.

Tabular Disclosure of Contractual Obligations

In the year ended November 30, 2008, we were not party to any agreements or arrangements which gave rise to any contractually obligated payments.

G.

Safe Harbour

Certain statements contained in this Annual Report may be viewed as "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause actual events, and/or the actual performance, financial condition or results of operations of our company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in this Annual Report under “Item 3D” and such other documents that we may file with the SEC from time to time.  See “Cautionary Note on Forward-Looking Statements.”

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

Directors

Name of Director	Age	Date of First Election or Appointment
Tim Coupland	50	September 14, 2000
Robert Hall	31	September 27, 2006
Stuart Rogers	52	March 1, 2007
Brian Morrison	27	September 5, 2008
Edward Burylo	65	December 17, 2008

Executive Officers and Management

Name of Officer	Age	Office
Tim Coupland	50	President, Chief Executive Officer
Gordon Steblin	49	Chief Financial Officer
Robert Hall	31	Director of Field Operations

The following describes the business experience of our directors and executive officers, including other directorships held in reporting companies:

Tim Coupland, President and Chief Executive Officer

Tim Coupland has acted as President and Chief Executive Officer of the Company since September 14, 2000. Mr. Coupland has held numerous officer and directorship positions with TSX-V listed companies and OTCBB listed junior mining companies.

Mr. Coupland has over 20 years of business experience with both public and private companies and has been involved in both debt and equity financings of up to $60 million dollars. He brings expertise in raising equity capital and then assembling highly seasoned teams of professionals, consultants, financial consultants and mineral exploration advisors who have proven track records in financing, negotiation and promotion required to secure and develop successful mineral exploration projects. Mr. Coupland oversaw the rigorous permitting process with regulatory authorities responsible for issuing land use permits, water licences and conducting environmental assessments for the Eldorado & Contact Lake projects in Canada's Northwest Territories. Mr. Coupland was the lead negotiator who secured the impacts and benefits agreement with the Sahtu Dene First Nations on their traditional Territories. Renowned as a company builder, he has been instrumental in acquiring key land packages and then permitting these land packages for exploration.

He brings a wealth of technical and financial experience as well as long-term business relationships with many First Nations, Inuit and Métis groups operating in Canada's Northwest Territories.

Mr. Coupland has a Bachelor's Degree in Geography from Simon Fraser University.

Gordon Steblin, Chief Financial Officer and Corporate Secretary

Mr. Steblin obtained a Bachelor of Commerce degree in 1983 from the University of British Columbia (UBC), and in 1985 he became a Certified General Accountant. Mr. Steblin has over 20 years of financial experience in the junior mining/exploration sector. Mr. Steblin was previously the Chief Financial Officer of CanAlaska Uranium Ltd., El Nino Ventures Inc. and Pacific North West Capital Corp.  Mr. Steblin is currently the Chief Financial Officer of Freegold Ventures Limited and Dynamic Gold Corp.

Robert Hall, Manager of Field Operations

In September 2006, Robert Hall joined Alberta Star as a director. Mr. Hall has now successfully completed Phase 1, 2 and 3 drilling on the Eldorado & Contact Lake Projects during his tenure for the Company. Currently, Mr. Hall acts as a director and officer of Arctic Hunter Uranium Inc. which trades on the CNSX and Dynamic Gold Corp., a company trading on the NASD OTC Bulletin Board. Additionally, Mr. Hall holds a Bachelor's degree in Education from the University of British Columbia. Prior to joining the Company, Mr. Hall acted as an independent consultant for both private and public companies.

Stuart Rogers, Director

A director since March 2007, Stuart Rogers has been involved in the venture capital community since 1987.  He is the President and founder of West Oak Capital Group, Inc., a privately held investment banking firm specializing in the early stage finance of technology projects through the junior capital markets in Canada and the United States, and has served as a director of client companies listed on the TSX Venture Exchange, the Toronto Stock Exchange, NASDAQ Small Capital Market and NASD OTC Bulletin Board.   Mr. Rogers is the President of MAX Resource Corp. and serves as a director and Chief Financial Officer of Consolidated Global Cable Systems, Inc., Mexivada Mining Corp., Prophecy Resource Corp. and TerraX Minerals Inc.

Brian Morrison, Director

Mr. Morrison received a Bachelor of Commerce degree from the University of Northern British Columbia in 2004 and completed the Canadian Securities Course in 2006. Mr. Morrison has spent the past four years working in the area of public company administration.

Currently, Mr. Morrison is a business consultant for a number of listed Junior Mining Companies on the TSX Venture Exchange. Prior to that, Mr. Morrison was Manager at Computershare Investor Services.

Edward Burylo

Edward Burylo is a successful businessman with over 40 years of Public Market Experience. Mr. Burylo is currently a Director of Arctic Hunter Uranium Ltd., a CNSX listed Company.

Family Relationships

There are no familial or marital relationships that exist amongst our officers and directors.

Arrangements

There are no arrangements or understandings between any of our directors or executive officers, and with our major shareholders, customers, suppliers or others, pursuant to which they were selected to be a director or executive officers.

B.

Compensation

We are required, under applicable securities legislation in Canada, to disclose to our shareholders details of compensation paid to our directors and members of our administrative, supervisory or management bodies.  The following fairly reflects all material information regarding compensation paid to our directors and members of our administrative, supervisory or management bodies in our fiscal year ended November 30, 2008.

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

2008 Summary Compensation Table

NAME AND PRINCIPAL POSITION	ANNUAL COMPENSATION			LONG-TERM COMPENSATION
	Salary	Bonus	Other Annual Compensation	Awards		LTIP payouts	Other
				Restricted Stocks	Options/ SARs(1)
Tim Coupland : President, Chief Executive Officer and Director	$250,000	$50,000	Nil	Nil	Nil	Nil	Nil
Ann-Marie Cederholm: (resigned 5/8/08) Former CFO and Corporate Secretary	$51,000	/Nil	25,000(2)	Nil	Nil	Nil	Nil
Chantal Schutz (resigned 12/17/08) Former CFO and Corporate Secretary	$70,417	/Nil	Nil	Nil	Nil	Nil	Nil
Robert Hall: Manager of Field Operations and Director	$80,000	/Nil	25,000(3)(4)	Nil	Nil	Nil	Nil
Stuart Rogers: Director		Nil	32,000(4)	Nil	Nil	Nil	Nil
Tracy Moore (resigned Dec. 17, 2008) Former Director		Nil	32,000(4)	Nil	Nil	Nil	Nil
Michael Bogin (resigned Sept. 5, 2008) Former CFO & Director		Nil	29,000(4)	Nil	Nil	Nil	Nil
Brian Morrison (appointed Sept. 5, 2008) Director		Nil	3,000(4)	Nil	Nil	Nil	Nil
Edward Burylo (appointed Dec. 17, 2008) Director		Nil	Nil(4)	Nil	Nil	Nil	Nil
Notes:
(1)	“Securities Under Options/SARs Granted” are grants made under the stock option plan of the Company. “SAR” means stock appreciation rights.
(2)

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

(4)	These amounts are accrued directors fees paid to entities controlled by the named director.

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

3.

The exercise price for options granted under the our stock option plan will not be less than the market price of the common shares less applicable discounts permitted by the TSX-Venture Exchange;

4.

Options will be exercisable for a term of up to five years, subject to earlier termination in the event of death or the optionee’s cessation of services to us; and;

5.

Options granted under the stock option plan are non-assignable, except by will or the laws of descent and distribution.

See “Item 6.E. – Share Ownership of Director and Officers” for table setting out the stock options currently outstanding to our directors and officers.

Pension or Retirement Benefits

We do not have a pension, retirement fund or similar benefits plan or other arrangement for non-cash compensation to our directors or senior officers, with the exception of incentive stock options.

C.

Board Practices

General

For a discussion of the Company’s directors’ term in office, please see “Item 6.A.”

The directors hold office until the next annual general meeting of the shareholders, at which time they may stand for re-election. We are required to hold an annual general meeting within fifteen months from the last annual general meeting.  Our most recent annual general meeting was held on February 3, 2009.

Service Contracts

There are no director service contracts.

Audit Committee

Our Board of Directors has one committee, an audit committee.  We do not have a compensation or remuneration committee.

Our audit committee is comprised of Tim Coupland, Brian Morrison, Edward Burylo, Robert Hall and Stuart Rogers. The audit committee performs the following functions, among others:

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

The specific functions and responsibilities of the audit committee are set forth in our audit committee charter. We have determined that Stuart Rogers qualifies as an audit committee financial expert, pursuant to SEC regulations and the other members of the audit committee satisfy the financial literacy requirements for audit committee members under the SEC rules and regulations.

In order to act in a forward-thinking manner, our board of directors intends to elect in 2009 a compensation committee, whose members will include members of the audit committee, to complete the following functions, among others:

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

D.

Employees

At the end of the fiscal year ended November 30, 2008, the Company had four employees consisting of the Chief Executive Officer, Chief Financial Officer, Manager of Field Operations and an office assistant.  All employees were located in British Columbia.  We hire contractors on an as-needed basis for geological services and other trades and when required, we have retained geological and other consultants to conduct work programs on our mineral property interests.

For each of the years ended November 30, 2006, and 2005, our Company did not hire or use the services of employees.  We had two contractors who provided their services on a part-time basis for corporate secretarial services and controllership responsibilities.  Our President received compensation through a consulting agreement with a company that he controls.  All were classified as independent contractors but the individuals became employees of the Company in 2007.

E.

Share Ownership

Our directors and officers beneficially own the following shares as of the date of this Annual Report:

Common Shares

Director or Officer	Number of Common Shares Owned(1)	Percentage of Outstanding (%)(1)(2)
Tim Coupland(3)	6,639,137	6.20
Brian Morrison	29,000	0.03
Edward Burylo	18,000	0.02
Stuart Rogers(4)	345,000	0.32
Robert Hall(5)	489,500	0.46
Gord Steblin	Nil	0.00
Notes:
(1)

Shares of common stock subject to options or warrants currently exercisable, or exercisable within 60 days of April 4, 2008, are deemed outstanding for purposes of computing the percentage ownership of the person holding such option or warrants, but are not deemed outstanding for purposes of computing the percentage ownership of any other person.

(2)	Percentages are based on 107,019,894 shares of common stock issued and outstanding as of March 20, 2009 unless otherwise noted.
(3)

Includes 2,800,000 common shares Tim Coupland has the right to acquire pursuant to outstanding stock options and 500,000 warrants which are exercisable within 60 days of March 20, 2009.  Tim Coupland holds 3,058,977 shares directly, 2,800,000 stock options and 500,000 warrants and T8X Capital Ltd., of which Tim Coupland is a 100% owner, holds 280,160 shares.

(4)	Includes 325,000 common shares Stuart Rogers has the right to acquire pursuant to outstanding stock options which are exercisable within 60 days of March 20 , 2009.
(5)	Includes 325,000 common shares Robert Hall has the right to acquire pursuant to outstanding stock options which are exercisable within 60 days of March 20, 2009.

Stock Options

The following incentive stock options are currently outstanding to our directors and officers:

Shares that may be Purchased Upon Exercise of Stock Options

Director or Officer	Number of Common Shares	Exercise Price ($)	Expiry Date
Tim Coupland	1,500,000	0.85	November 7, 2010
	1,300,000	0.35	July 31, 2011
Brian Morrison	Nil
Edward Burylo	Nil
Stuart Rogers	150,000	0.85	November 7, 2010
	175,000	0.35	July 31, 2011
Robert Hall	150,000	0.85	November 7, 2010
	175,000	0.35	July 31, 2011

At the 2008 annual general meeting of our shareholders, held on February 3, 2009, our company’s stock option plan was proposed, and approved, and subsequently filed with the TSX-V.

We grant share options in accordance with the policies of the TSX Venture Exchange. Under the general guidelines of the TSX Venture Exchange, we may reserve up to 10% of our issued and outstanding shares to our employees, directors or consultants to purchase.

Our stock option plan provides for equity participation by eligible directors, officers, employees and consultants through the acquisition of common shares pursuant to the grant of options. Our board of directors administers the plan. Options may be granted to purchase common shares on terms that the directors may determine, subject to the limitations of the stock option plan and the requirements of the TSX-V. For a summary of the terms of the stock option plan, see “Item 6B.”

ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

We are a publicly-held corporation, with our common shares held by residents of Canada, the United States of America and other countries. As of the date of filing this Annual Report, we are authorized to issued an unlimited number of common shares without par value, of which 107,019,894 common shares were issued and outstanding and unlimited number of preferred shares without par value, of which no preferred share was issued and outstanding.

As of the date of this report, there are no shareholders known to us that are beneficial owners of more than 5% of our common shares.

Changes in Ownership Percentage

The following table shows changes over the last three years in the percentage of the issued share capital for the Company held by major shareholders, either directly or by virtue of ownership of our common shares.

Identity of Person or Group(1)	2008	2007	2006
Goodman & Company, Investment Counsel Ltd. (3)	<5%	<5%	9.46%
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

(2)

Percentages are based on in: (1)  2008:  107,019,894 shares of common stock issued and outstanding as of  March 20, 2009; (2)  2007:  104,536,561 shares of common stock issued and outstanding as of April 4, 2008; and (3)  2006:  96,901,357 shares issued and outstanding as of March 15, 2007;  unless otherwise noted.

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

Geographic Breakdown of Shareholders

The following lists the geographical distribution of shareholders at February 26, 2009:

	Number of registered
Location	shareholders	Number of shares
Canada	20	106,086,834
United States	18	787,860
Other	3	145,200
Total	41	107,019,894

Shares registered in intermediaries were assumed to be held by residents of the same country in which the clearing-house was located.

Change of Control

There are no arrangements for which through their operation, at a subsequent date, may result in a change in our control.

CONTINGENCIES

The Company is aware of no contingencies or pending legal proceedings as of March 6, 2009.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements that would require disclosure.

B.

Related Party Transactions

TRANSACTIONS WITH RELATED PARTIES

The Company’s board of directors consists of Tim Coupland, Tracy Moore (resigned December 17, 2008), Michael Bogin (resigned September 5, 2008), Robert Hall, Brian Morrison, Edward Burylo and Stuart Rogers.  Tim Coupland is the Company’s President and Chief Executive Officer, and Robert Hall is the Company’s Manager of Field Operations.  Ann-Marie Cederholm was Chief Financial Officer of the Company from August 14, 2007 to May 8, 2008.  The Company paid or accrued amounts to related parties as follows:

	For the Year Ended November 30
	2008	2007	2006
Consulting fees paid to a company controlled by Mr. Tim Coupland (1)	Nil	Nil	27,452
Consulting fees paid to a partnership controlled by Mr. Michael Bogin	29,000	16,000	7,500
Secretarial fees paid to an individual related to Mr. Tim Coupland(1)	15,000	8,500	36,037
Management fees paid to a company controlled by Mr. Tim Coupland	50,000	117,500	135,000
Director fees paid to a company controlled by Mr. Tracy Moore	32,000	17,000	21,950
Director fees paid to a company controlled by Mr. Robert Hall(1)	25,000	14,000	9,000
Director fees paid to Mr. Stuart Rogers	32,000	9,000	-
Director fees paid to Mr. Brian Morrison	3,000	-	-
Accounting fees paid to a proprietorship controlled by Ms. Ann-Marie Cederholm(1)	25,000	6,525	38,375
Salaries and benefits paid to directors and/or officers of the Company(1)	575,269	397,982	-
	$786,269	$586,507	$275,314

-

$275,314  Prior to January 1, 2007, the Company incurred management, director, accounting and secretarial fees paid to various executives and officers who provided services on a consulting basis.  In 2007, these individuals became employees of the Company and the corresponding salaries and benefits are included in salaries and benefits expense.

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

Other than disclosed herein, no director or senior officer, and no associate or affiliate of the foregoing persons, and no insider has or has had any material interest, direct or indirect, in any transactions, or in any other proposed transaction, during the year ended November 30, 2008.

C.

Interests of Experts and Counsel

Not applicable.

ITEM 8 - FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

Financial Statements

As required, we have included the following (see “Item 17”), as audited by an independent auditor and accompanied by an audit report, as of November 30, 2008:

•

Balance sheets as at November 30, 2008 and 2007;

•

Statements of loss, comprehensive loss and deficit for the fiscal years ended November 30, 2008, 2007, 2006 and cumulative from inception to November 30, 2008;

•

Statements of cash flows Statements of loss, comprehensive loss and deficit for the fiscal years ended November 30, 2008, 2007, 2006 and cumulative from inception to November 30, 2008;

•

Statements of changes in shareholders’ equity; and

•

Related notes and schedules.

Legal Proceedings

We are not involved in any litigation or legal proceedings and to our knowledge, no material legal proceedings involving us are to be initiated against us.

Dividends

We have never paid any dividends and do not intend to pay any dividends in the near future.

B.

Significant Changes

Since the fiscal period ended November 30, 2008, no changes have taken place which may materially affect the interpretation of our company’s financial statements.

ITEM 9 - THE OFFER AND LISTING

A.

Offer and Listing Details

Our common shares trade on the TSX-V under symbol “ASX”, on the OTCBB under symbol “ASXSF” and on the Frankfurt Exchange under symbol “QLD”. Our shares have traded on the TSX-V, and on its predecessor, the Alberta Stock Exchange, since December 5, 1997. The following table sets forth the high and low closing prices in Canadian funds of our common shares traded on the TSX-V and its predecessor:

Period	High	Low
December 1, 2003 to November 30, 2004	$0.39	$0.19
December 1, 2004 to November 30, 2005	$0.96	$0.18
December 1, 2005 to November 30, 2006	$2.76	$0.60
December 1, 2006 to November 30, 2007	$2.62	$0.58
December 1, 2007 to November 30, 2008	$0.69	$0.12
Period	High	Low
December 2006 to February 2007	$2.62	$1.68
March 2007 to May 2007	$2.20	$1.12
June 2007 to August 2007	$1.55	$0.61
September 2007 to November 2007	$1.07	$0.58
December 2007 to February 2008	$0.69	$0.355
March 2008 to May 2008	$0.49	$0.32
June 2008 to August 2008	$0.39	$0.24
September 2008 to November 2008	$0.26	$0.12
December 2008 to February 2009	$0.20	0.10

Period	High	Low
August 2008	$0.30	$0.24
September 2008	$0.26	$0.17
October 2008	$0.21	$0.13
November 2008	$0.20	$0.12
December 2008	$0.14	$0.10
January 2009	$0.20	$0.14
February 2009	$0.16	$0.12

Our common shares have been quoted for trading on the OTCBB since July 16, 2002; no trades in our common shares occurred on this quotation system until January 29, 2003. The following sets forth the high and low closing prices in United States funds of our common shares traded on the OTCBB since this date:

Period		High		Low
December 1, 2003 to November 30, 2004	US$	0.32	US$	0.13
December 1, 2004 to November 30, 2005	US$	0.82	US$	0.12
December 1, 2005 to November 30, 2006	US$	2.45	US$	0.516
December 1, 2006 to November 30, 2007	US$	2.28	US$	0.56
December 1, 2007 to November 30, 2008	US$	0.70	US$	0.10

Period		High		Low
December 2006 to February 2007	US$	2.28	US$	1.45
March 2007 to May 2007	US$	1.881	US$	1.07
June 2007 to August 2007	US$	1.49	US$	0.585
September 2007 to November 2007	US$	1.08	US$	0.56
December 2007 to February 2008	US$	0.70	US$	0.35
March 2008 to May 2008	US$	0.50	US$	0.31
June 2008 to August 2008	US$	0.39	US$	0.21
September 2008 to November 2008	US$	0.24	US$	0.10
December 2008 to February 2009	US$	0.18	US$	0.08

Period		High		Low
August 2008	US$	0.31	US$	0.21
September 2008	US$	0.24	US$	0.17
October 2008	US$	0.18	US$	0.10
November 2008	US$	0.18	US$	0.10
December 2008	US$	0.12	US$	0.08
January 2009	US$	0.18	US$	0.12
February 2009	US$	0.13	US$	0.10

B.

Plan of Distribution

Not applicable.

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

Not applicable.

E.

Dilution

Not applicable.

F.

Expenses of the Issue

Not applicable.

ITEM 10 - ADDITIONAL INFORMATION

A.

Share Capital

Not required, as this form 20-F filing is made as an Annual Report.

B.

Memorandum and Articles of Association

The information required by this Section was previously disclosed, along with our Certificate of Incorporation, Certificate of Amendment, Registration of Restated Articles, Bylaws and Articles of Association, all of which is hereby incorporated by reference, in our Form 20-F registration statement filed with the Securities and Exchange Commission on June 8, 2001.

C.

Material Contracts

We are a party to the following material contracts for the two years preceding publication of this Annual Report, all of which are referred to in the exhibits section of this Annual Report:

1.

Employment Agreement between Tim Coupland and the Company with respect to services in the capacity of President and Chief Executive Officer at an annual salary of $200,000 filed as an exhibit to Form 20-F filed April 8, 2008;

2.

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

There is no limitation imposed by the laws of Canada or by our charter or other constituent documents on the right of a non-resident to hold or vote the Common Shares, other than as provided in the Investment Canada Act (Canada) (the “Investment Act”). The following discussion summarizes the material features of the Investment Act for a non-resident who proposes to acquire a controlling number of our Common Shares.  It is general only, it is not a substitute for independent advice from an investor’s own advisor, and it does not anticipate statutory or regulatory amendments. We do not believe the Investment Act will have any effect on us or on our non-Canadian shareholders due to a number of factors including the nature of our operations and our relatively small capitalization.

The Investment Act generally prohibits implementation of a “reviewable” investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an “entity”) that is not a “Canadian” as defined in the Investment Act (a “non-Canadian”), unless after review the Director of Investments appointed by the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. The size and nature of a proposed transaction may give rise to an obligation to notify the Director to seek an advance ruling. An investment in our Common Shares by a non-Canadian (other than a “WTO Investor” as that term is defined in the Investment Act and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when we are not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of us and the value of our assets, as determined in accordance with the regulations promulgated under the Investment Act, was over a certain figure, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada’s cultural heritage or national identity, regardless of the value of our assets. An investment in our Common Shares by a WTO Investor, or by a non-Canadian when we are controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of us and the value of our assets, as determined in accordance with the regulations promulgated under the Investment Act, was not less than a specified amount, which for 2009 exceeds CAD$312 million. A non-Canadian would acquire control of us for the purposes of the Investment Act if the non-Canadian acquired a majority of our Common Shares. The acquisition of less than a majority but one-third or more of our Common Shares would be presumed to be an acquisition of control of us unless it could be established that, on the acquisition, we were not controlled in fact by the acquiror through the ownership of our Common Shares.

E.

Taxation

Certain U.S. Federal Income Tax Considerations

The following is a summary of certain material U.S. federal income tax consequences relevant to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of our common shares.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the acquisition, ownership, and disposition of our common shares.  In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of our common shares.  Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder.  Each U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of our common shares.

Notice Pursuant To IRS Circular 230:  Anything contained in this summary concerning any U.S. federal tax issue is not intended or written to be used, and it cannot be used by a U.S. Holder, for the purpose of avoiding federal tax penalties under the Internal Revenue Code.  This summary was written to support the promotion or marketing of the transactions or matters addressed by this Form 20-F.  Each U.S. Holder should seek U.S. federal tax advice, based on such U.S. Holder’s particular circumstances, from an independent tax advisor.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the Internal Revenue Service (“IRS”), published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this Form 20-F.  Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis.  This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

U.S. Holders

For purposes of this summary, a “U.S. Holder” is a beneficial owner of our common shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or any other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or any state in the U.S., including the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of our common shares other than a U.S. Holder.  This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of our common shares to non-U.S. Holders.  Accordingly, a non-U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any tax treaties) of the acquisition, ownership, and disposition of our common shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of our common shares to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders:  (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that own our common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired our common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold our common shares other than as a capital asset within the meaning of Section 1221 of the Code; (h) U.S. expatriates or former long-term residents of the U.S.; or (i) U.S. Holders that own, directly, indirectly, or by attribution, 10% or more, by voting power or value, of the outstanding shares of the Company.  U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of our common shares.

If an entity that is classified as a partnership (or “pass-through” entity) for U.S. federal income tax purposes holds our common shares, the U.S. federal income tax consequences to such partnership (or “pass-through” entity) and the partners of such partnership (or owners of such “pass-through” entity) generally will depend on the activities of the partnership (or “pass-through” entity) and the status of such partners (or owners).  Partners of entities that are classified as partnerships (or owners of “pass-through” entities) for U.S. federal income tax purposes should consult their own tax advisor regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of our common shares.

Tax Consequences Not Addressed

This summary does not address the U.S. state and local, U.S. federal alternative minimum tax; U.S. federal estate and gift, or foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of our common shares.  Each U.S. Holder should consult its own tax advisor regarding the U.S. state and local, U.S. federal alternative minimum tax, U.S. federal estate and gift, and foreign tax consequences of the acquisition, ownership, and disposition of our common shares.

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Our Common Shares

Distributions on Our Common Shares

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to our common shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any foreign income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company.  To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in our common shares and, (b) thereafter, as gain from the sale or exchange of such common shares.  However, the Company does not intend to maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to our common shares will constitute ordinary dividend income.  (See more detailed discussion at “Disposition of Our Common Shares” below).  Dividends paid on our common shares generally will not be eligible for the “dividends received deduction.”

For taxable years beginning before January 1, 2011, a dividend paid by the Company generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) the Company is a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) certain holding period requirements are met.

The Company generally will be a “qualified foreign corporation” under Section 1(h)(11) of the Code (a “QFC”) if (a) the Company is incorporated in a possession of the U.S., (b) the Company is eligible for the benefits of the Canada-U.S. Tax Convention, or (c) our common shares are readily tradable on an established securities market in the U.S.  However, even if the Company satisfies one or more of such requirements, the Company will not be treated as a QFC if the Company is a “passive foreign investment company” (or “PFIC”, as defined below) for the taxable year during which the Company pays a dividend or for the preceding taxable year.

As discussed below, the Company believes that it qualified as a PFIC for the taxable year ended November 30, 2008 and based on current business plans and financial projections, the Company expects that it will be a PFIC for the taxable year ending November 30, 2009.  (See more detailed discussion at “Passive Foreign Investment Company Rules” below).  The determination of whether the Company will be a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.  In addition, whether the Company will be a PFIC for its current taxable year depends on the assets and income of the Company over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Form 20-F.  Consequently, there can be no assurance regarding the Company’s PFIC status for any taxable year during which U.S. Holders hold our common shares, and there can be no assurance that the IRS will not challenge the determination made by the Company concerning its PFIC status.

If the Company is not a PFIC, but a U.S. Holder otherwise fails to qualify for the preferential tax rate applicable to dividends discussed above, a dividend paid by the Company to a U.S. Holder, including a U.S. Holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains).  The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the dividend rules.

Disposition of Our Common Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of our common shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in our common shares sold or otherwise disposed of.  Subject to the PFIC rules discussed below, any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if our common shares are held for more than one year.  Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of our common shares generally will be treated as “U.S. source” for purposes of applying the U.S. foreign tax credit rules, unless such gains are resourced as “foreign source” under an applicable income tax treaty, and an election is filed under the Code.  (See more detailed discussion at “Foreign Tax Credit” below).

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust.  There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation.  Deductions for capital losses are subject to significant limitations under the Code.

Receipt of Foreign Currency

The amount of any distribution paid in foreign currency to a U.S. Holder in connection with the ownership of our common shares, or on the sale, exchange or other taxable disposition of our common shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time).  A U.S. Holder that receives foreign currency and converts such foreign currency into U.S. dollars at a conversion rate other than the rate in effect on the date of receipt may have a foreign currency exchange gain or loss, which generally would be treated as U.S. source ordinary income or loss.

Taxable dividends with respect to common shares that are paid in foreign currency will be included in the gross income of a U.S. Holder as translated into U.S. dollars calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the dividend, regardless of whether the foreign currency are converted into U.S. dollars at that time.  If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt.  Any U.S. Holder who receives payment in foreign currency and engages in a subsequent conversion or other disposition of the foreign currency may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes.  Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

A U.S. Holder who pays (whether directly or through withholding) foreign income tax with respect to dividends paid on our common shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such foreign income tax paid.  Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income.  In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.”  In addition, this limitation is calculated separately with respect to specific categories of income.  Dividends paid by the Company generally will constitute “foreign source” income and generally will be categorized as “passive income.”  The foreign tax credit rules are complex, and each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.

Information Reporting; Backup Withholding Tax For Certain Payments

Under U.S. federal income tax law and regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation.  Penalties for failure to file certain of these information returns are substantial.  U.S. Holders of our common shares should consult with their own tax advisors regarding the requirements of filing information returns, and if applicable, any “mark-to-market election” or “QEF election” (each as defined below).

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from certain sales or other taxable dispositions of, our common shares generally will be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax.  However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS.  Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding tax rules.

Passive Foreign Investment Company Rules

If the Company is a PFIC at any time during a U.S. Holder’s holding period, the preceding sections of this summary may not describe the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of our common shares.

The Company generally will be considered a “PFIC” under Section 1297 of the Code if, for a taxable year, (a) 75% or more of the gross income of the Company for such taxable year is passive income or (b) 50% or more of the assets held by the Company either produce passive income or are held for the production of passive income, based on the fair market value of such assets.  “Gross income” generally means all revenues less cost of goods sold.  “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.  However, for transactions entered into after December 31, 2004, gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are (a) stock in trade of such foreign corporation or other property of a kind which would properly be included in inventory of such foreign corporation, or property held by such foreign corporation primarily for sale to customers in the ordinary course of business, (b) property used in the trade or business of such foreign corporation that would be subject to the allowance for depreciation under Section 167 of the Code, or (c) supplies of a type regularly used or consumed by such foreign corporation in the ordinary course of its trade or business.

For purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation.  In addition, for purposes of the PFIC income test and asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by the Company from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

In addition, if the Company is a PFIC and owns shares of another foreign corporation that also is a PFIC (a “Subsidiary PFIC”), under certain indirect ownership rules, a disposition of the shares of such other foreign corporation or a distribution received from such other foreign corporation generally will be treated as an indirect disposition by a U.S. Holder or an indirect distribution received by a U.S. Holder, subject to the rules of Section 1291 of the Code discussed below.  To the extent that gain recognized on the actual disposition by a U.S. Holder of our common shares or income recognized by a U.S. Holder on an actual distribution received on our common shares was previously subject to U.S. federal income tax under these indirect ownership rules, such amount generally should not be subject to U.S. federal income tax.

The Company believes that it qualified as a PFIC for the taxable year ended November 30, 2008, and based on current business plans and financial projections, the Company expects that it will be a PFIC for the taxable year ending November 30, 2009.   The determination of whether the Company will be a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.  In addition, whether the Company will be a PFIC for its current taxable year depends on the assets and income of the Company over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Form 20-F.  Consequently, there can be no assurance regarding the Company’s PFIC status for any taxable year during which U.S. Holders hold our common shares, and there can be no assurance that the IRS will not challenge the determination made by the Company concerning its PFIC status.

Default PFIC Rules Under Section 1291 of the Code

If the Company is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of our common shares will depend on whether such U.S. Holder makes an election to treat the Company and each Subsidiary PFIC, if  any, as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”).  A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of our common shares and (b) any excess distribution paid on the common shares.  A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current taxable year) exceeds 125% of the average distributions received during the three preceding taxable years (or during a U.S. Holder’s holding period for the common shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of our common shares, and any excess distribution paid on the common shares, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the common shares.  The amount of any such gain or excess distribution allocated to prior years of such Non-Electing U.S. Holder’s holding period for the common shares (other than years prior to the first taxable year of the Company beginning after December 31, 1986 for which the Company was not a PFIC) will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year.  A Non-Electing U.S. Holder will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.  Such a Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.  The amount of any such gain or excess distribution allocated to the current year of such Non-Electing U.S. Holder’s holding period for the common shares will be treated as ordinary income in the current year, and no interest charge will be incurred with respect to the resulting tax liability for the current year.

If the Company is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds our common shares, the Company will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether the Company ceases to be a PFIC in one or more subsequent years.  A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such common shares were sold on the last day of the last taxable year for which the Company was a PFIC.

QEF Election

A U.S. Holder that makes a QEF Election generally will not be subject to the rules of Section 1291 of the Code discussed above.  However, a U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the net capital gain of the Company and each Subsidiary PFIC, which will be taxed as long-term capital gain to such U.S. Holder, and (b) and the ordinary earnings of the Company and each Subsidiary PFIC, which will be taxed as ordinary income to such U.S. Holder.  Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain.  A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each taxable year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company.  However, a U.S. Holder that makes a QEF Election may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge.  If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a QEF Election generally (a) may receive a tax-free distribution from the Company to the extent that such distribution represents “earnings and profits” of the Company that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the common shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election.  In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of our common shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely.  A QEF Election will be treated as “timely” if such QEF Election is made for the first year in the U.S. Holder’s holding period for the common shares in which the Company was a PFIC.  A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such first year in respect of the Company and each Subsidiary PFIC, if any.  However, if the Company was a PFIC in a prior year, then in addition to filing the QEF Election documents, a U.S. Holder must elect to recognize (a) gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if the common shares were sold on the qualification date or (b) if the Company was also a CFC, such U.S. Holder’s pro rata share of the post-1986 “earnings and profits” of the Company as of the qualification date.  The “qualification date” is the first day of the first taxable year in which the Company was a QEF with respect to such U.S. Holder.  The election to recognize such gain or “earnings and profits” can only be made if such U.S. Holder’s holding period for the common shares includes the qualification date.  By electing to recognize such gain or “earnings and profits,” such U.S. Holder will be deemed to have made a timely QEF Election.  In addition, under very limited circumstances, a U.S. Holder may make a retroactive QEF Election if such U.S. Holder failed to file the QEF Election documents in a timely manner.

A QEF Election will apply to the taxable year for which such QEF Election is made and to all subsequent taxable years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election.  If a U.S. Holder makes a QEF Election and, in a subsequent taxable year, the Company ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those taxable years in which the Company is not a PFIC.  Accordingly, if the Company becomes a PFIC in another subsequent taxable year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any such subsequent taxable year in which the Company qualifies as a PFIC.  In addition, the QEF Election will remain in effect (although it will not be applicable) with respect to a U.S. Holder even after such U.S. Holder disposes of all of such U.S. Holder’s direct and indirect interest in the common shares.  Accordingly, if such U.S. Holder reacquires an interest in the Company, such U.S. Holder will be subject to the QEF rules described above for each taxable year in which the Company is a PFIC.

U.S. Holders should be aware that there can be no assurances that the Company will satisfy the record keeping requirements that apply to a QEF, or that the Company will supply U.S. Holders with information that such U.S. Holders require to report under the QEF rules, in the event that the Company is a PFIC and a U.S. Holder wishes to make a QEF Election.  Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a QEF Election.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the common shares are marketable stock.  The common shares generally will be “marketable stock” if the common shares are regularly traded on (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange ensure active trading of listed stocks.

A U.S. Holder that makes a Mark-to-Market Election generally will not be subject to the rules of Section 1291 of the Code discussed above.  However, if a U.S. Holder makes a Mark-to-Market Election after the beginning of such U.S. Holder’s holding period for the common shares and such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the common shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each taxable year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the common shares as of the close of such taxable year over (b) such U.S. Holder’s tax basis in such common shares.  A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the lesser of (a) the excess, if any, of (i) such U.S. Holder’s adjusted tax basis in the common shares over (ii) the fair market value of such common shares as of the close of such taxable year or (b) the excess, if any, of (i) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (ii) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years.

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in the common shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election.  In addition, upon a sale or other taxable disposition of our common shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years).

A Mark-to-Market Election applies to the taxable year in which such Mark-to-Market Election is made and to each subsequent taxable year, unless the common shares cease to be “marketable stock” or the IRS consents to revocation of such election.  Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the common shares, no such election may be made with respect to the stock of any Subsidiary PFIC that such U.S. Holder is treated as owning because such stock is not marketable.  Hence, the Mark-to-Market Election will not be effective to eliminate the interest charge described above.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of our common shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations).  However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which our common shares are transferred.

Certain additional adverse rules will apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether such U.S. Holder makes a QEF Election.  For example under Section 1298(b)(6) of the Code, a U.S. Holder that uses our common shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such common shares.

Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisor regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of our common shares.

Certain Canadian Federal Income Tax Consequences

The following discussion summarizes the principal Canadian federal income tax considerations generally applicable to a person who owns one or more common shares of the Company (the "Shareholder"), and who at all material times for the purposes of the Income Tax Act (Canada)  (the  "Canadian  Act") deals at arm's length with the Company,  holds all common shares solely as capital property, is a  non-resident  of Canada,  and does not, and is not deemed to, use or hold any Common  share in or in the course of  carrying  on  business  in  Canada.  It is assumed that the common shares will at all material times be listed on a stock exchange that is prescribed for the purposes of the Canadian Act.

This summary is based on the current provisions of the Canadian Act, including the regulations  thereunder,  and the Canada-United States Income Tax Convention (1980) (the  "Treaty") as amended.  This summary takes into account all specific proposals  to amend the  Canadian Act and the  regulations  thereunder  publicly announced  by the  government  of Canada to the date  hereof  and the  Company's understanding of the current published administrative and assessing practices of Canada Customs and Revenue  Agency.  It is assumed that all such amendments will be enacted substantially as currently proposed, and that there will be no other material change to any such law or practice, although no assurances can be given in these respects. Except to the extent otherwise expressly set out herein, this summary does not take into account any provincial, territorial or foreign income tax law or treaty.

This summary is not, and is not to be construed as, tax advice to any particular Shareholder. Each prospective and current Shareholder is urged to obtain independent advice as to the Canadian income tax consequences of an investment in common shares applicable to the Shareholder's particular circumstances.

A Shareholder generally will not be subject to tax pursuant to the Canadian Act on any capital gain realized by the Shareholder on a disposition of a Common share unless the Common share constitutes "taxable Canadian property" to the Shareholder for purposes of the Canadian Act and the Shareholder is not eligible for relief pursuant to an applicable bilateral tax treaty.  A Common share that is disposed of by a Shareholder will not constitute taxable Canadian property of the  Shareholder  provided  that the Common share is listed on a stock  exchange that is  prescribed  for the purposes of the  Canadian  Act (the  Toronto  Stock Exchange is so prescribed),  and that neither the  Shareholder,  nor one or more persons  with  whom  the  Shareholder  did not deal at  arm's  length,  alone or together at any time in the five years  immediately  preceding  the  disposition owned,  or owned any right to acquire,  25% or more of the issued  shares of any class of the capital  stock of the Company.  In addition,  the Treaty  generally will  exempt a  Shareholder  who is a  resident  of the  United  States  for the purposes of the Treaty, and who would otherwise be liable to pay Canadian income tax  in  respect  of  any  capital  gain  realized  by  the  Shareholder  on the disposition of a Common share,  from such  liability  provided that the value of the  Common  share is not  derived  principally  from real  property  (including resource property) situated in Canada or that the Shareholder does not have, and has not had within the 12-month period preceding the  disposition,  a "permanent establishment"  or "fixed  base," as those terms are defined for the purposes of the  Treaty,  available  to the Shareholder  in  Canada.  The Treaty may not be available to a  non-resident Shareholder that is a U.S. LLC, which is not subject to tax in the U.S. Any dividend on a Common share, including a stock dividend, paid or credited, or deemed to be paid or credited,  by the Company to a Shareholder  will be subject to  Canadian  withholding  tax at the  rate of 25% on the gross  amount  of the dividend, or such lesser rate as may be available under an applicable income tax treaty.  Pursuant to the Treaty, the rate of withholding tax applicable to a dividend paid on a Common share to a Shareholder who is a resident of the United States for the purposes of the Treaty will be reduced to 5% if the beneficial owner of the dividend is a company that owns at least 10% of the voting stock of the Company, and in any other case will be reduced to 15%, of the gross amount of the dividend.  It is Canada Customs and Revenue Agency’s position that the Treaty reductions are not available to a Shareholder that is a "limited liability company" resident in the United States. The Company will be required to withhold any such tax from the dividend, and remit the tax directly to Canada Customs and Revenue Agency for the account of the Shareholder.

ALL PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF PURCHASING THE COMMON SHARES.

F.

Dividends and Paying Agents

Not applicable.

G.

Statement by Experts

Not applicable.

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

Not applicable.

ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A.  Quantitative Information About Market Risk

Transaction Risk and Currency Risk Management

The Company’s operations do not employ financial instruments or derivatives; and given that the Company keeps its excess funds in high-grade short-term instruments, it does not have significant or unusual financial market risks.

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

There has been virtually no difference in our operations due to the affect of foreign exchange rate fluctuation in the period ended November 30, 2008.

Interest Rate Risk and Equity Price Risk

We are primarily equity financed and do not have any long term debt and, therefore, do not believe that the interest rate market’s risk is material.

Commodity Price Risk

While the value of the Company’s resource properties, if any, can always be said to relate to the price of precious metals and the outlook for same, the Company does not have any operating mines and hence does not have any hedging or other commodity based operations risks respecting its business activities. We are exposed to market risk, primarily related to fluctuating prices in our common stock.  See “Risk Factors”.

ITEM 12 - DESCRIPTIONS OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13 - DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A-D.

None.

E. Use of Proceeds

Not applicable.

ITEM 15 - CONTROLS AND PROCEDURES

A.    Disclosure Controls and Procedures

At the end of the period covered by this annual report for the fiscal year ended November 30, 2008, an evaluation was carried out under the supervision of, and the with the participation of, the Company’s management, including its Chief Executive Officer (CEO) and Chief Financial Officer (CFO), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act).  Based upon that evaluation, the Company’s CEO and CFO have concluded that the disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

B.    Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act.  A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles

A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.  It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable assurance, not absolute assurance, that the objectives of the control system are met.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

Management, including the CEO and CFO, assessed the effectiveness of the Company’s internal control over financial reporting as of November 30, 2008.  In making this assessment, management used the criteria set forth in the Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on its assessment, management has concluded that, as of November 30, 2008, the Company’s internal control over financial reporting was effective and no material weaknesses in the Company’s internal control over financial reporting were discovered.

C.    Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of the company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management’s report in this Annual Report. These temporary rules permits a “non-accelerated filer” to provide only management’s report on internal control over financial reporting in an Annual Report and omit an attestation report of the issuer’s registered public accounting firm regarding management’s report on internal control over financial reporting until it is required to file an Annual Report for its first fiscal year ending after December 15, 2009.

D.    Changes in Internal Control Over Financial Reporting

Based upon their evaluation of our controls, senior management of the Company have concluded that, there were no significant changes in our internal control over financial reporting or in other factors during our last fiscal year that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A - AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Stuart Rogers, a member of our Audit Committee, is the Audit Committee financial expert and an independent director as defined in Item 16A of Form 20-F.

ITEM 16B - CODE OF ETHICS

We have adopted a written Code of Ethics that applies to all employees and executive officers, including our Chief Executive Officer and Chief Financial Officer.  A copy of the Code of Ethics is available on our website at www.alberta-star.com.

During the most recently completed fiscal year, the Company has neither: (a) amended its Code of Ethics; nor (b) granted any waiver (including any implicit waiver) form any provision of its Code of Ethics.

ITEM 16C - PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees and Services

James Stafford, Chartered Accountants, audited our financial statements for fiscal 2008 and 2007, and reviewed our quarterly statements for fiscal 2008.   The following is an aggregate of fees rendered during each of the years ended November 30, 2008 and 2007 for professional services rendered by our principal accountants:

	2008	2007
Audit fees - auditing of our annual financial statements and preparation of auditors’ report.	$75,180	$62,954
Audit-related fees - review of each of the quarterly financial statements.	38,253	38,655
Tax fees - preparation and filing of three major tax-related forms.	-	-
All other fees – other services provided by our principal accountants.	2,951	3,187
Total fees paid or accrued to our principal accountants	$116,384	$104,796

Pre-Approval Policies and Procedures

We have adopted certain policies and procedures intend to ensure our principal accountants will maintain objectivity and independence in their audit of our financial statements. To minimize relationships that could appear to impair the objectivity of our principal accountants, our audit committee has restricted the non-audit services that our principal accountants may provide to us primarily to tax services and review assurance services.

In general, we seek to obtain non-audit services from our principal accountants only when the services offered by our principal accountants are more effective or economical than services available from other service providers, and, to the extent possible, only after competitive bidding. These determinations are among the key practices adopted by the audit committee effective during fiscal 2008. The board has adopted policies and procedures for pre-approving work performed by our principal accountants.

After careful consideration, the audit committee of the board of directors has determined that payment of the above audit fees is in conformance with the independent status of our company’s principal independent accountants. Before engaging the auditors in additional services, the audit committee considers how these services will impact the entire engagement and independence factors.

The Audit Committee has pre-approved specifically identified non-audit related services, including tax compliance, review of tax returns, and documentation of processes and controls as submitted to the Audited Committee from time to time.

ITEM 16D - EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E - PURCHASES OF EQUITY SECURITIES BY THE ISSUERS AND AFFILIATED PURCHASERS

The Company did not repurchase any common shares in the fiscal year ended November 30, 2008.

ITEM 16F – CHANGE IN CERTIFYING ACCOUNTANT

None.

ITEM 16G – CORPORATE GOVERNANCE

None.

PART III

ITEM 17 - FINANCIAL STATEMENTS

The financial statements appear on Pages F-1 through F-41 of this Annual Report and are incorporated herein by reference.  Our audited financial statements as prepared by our management and approved by the audit committee include:

•

our balance sheets as at November 30, 2008, and 2007;

•

the following statements for the fiscal years ended November 30, 2008, 2007, and 2006, as well as information from our inception to November 30, 2008:

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

ITEM 18 - FINANCIAL STATEMENTS

The Company elected to provide financial statements pursuant to Item 17.

ITEM 19 - EXHIBITS

The following exhibits are included herein, except for the exhibits marked with a bracketed number, which are incorporated herein by reference.

Exhibit No.	Exhibit Title
1.1(1)	Certificate of Incorporation and Certificate of Amendment and Registration of Restated Articles
1.2(1)	Bylaws
1.3(1)	Articles of Association
4.1(3)	Stock Option Plan as approved annually without change by Shareholders
4.2*(3)	Employment Agreement dated March 30, 2007 between Alberta Star Development Corp. and Mr. Tim Coupland, President and CEO
4.3(3)	Financial Public Relations Service Agreement dated December 15, 2007 between Alberta Star Development Corp. and MI3 Communications Financieres Inc.
4.4	Shareholder Rights Plan Agreement dated October 10, 2008 between Alberta Star Development Corp. and MI3 Computershare Trust Company of Canada
11.1(3)	Code of Ethics
12.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.1	Certification of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.2	Certificate of Consent by Auditor
15.3(2)	Technical Report on the Port Radium – Echo Bay Project dated April 21, 2006 and revised August 10, 2006 prepared by J. Fingler, M.Sc., P.Geo
*	Indicates management contract or compensatory plan or arrangement.
(1)	incorporated by reference from our Form 20-F that was filed with the commission on June 8, 2001.
(2)	incorporated by reference from our Form 6-K that was filed with the commission on August 30, 2006.
(3)	incorporated by reference from our Form 20-F that was filed with the commission on April 8, 2008.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for Annual Report filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ALBERTA STAR DEVELOPMENT CORP.
Dated: March 24, 2009	By: /s/ Tim Coupland
Tim Coupland, President

 (An Exploration Stage Company)

Financial Statements

(Expressed in Canadian Dollars)

30 November 2008

JAMES STAFFORD

Independent Auditors’ Report

To Shareholders of

Alberta Star Development Corp.

We have audited the balance sheets of Alberta Star Development Corp. (the “Company”) as at 30 November 2008 and 2007 and the related statements of loss, comprehensive loss and deficit, cash flows and changes in shareholders’ equity for the period from 6 September 1996 (Date of Inception) to 30 November 2008 and for each of the years in the three-year period ended 30 November 2008.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at 30 November 2008 and 2007 and the results of its operations, its cash flows, and its changes in shareholders’ equity for the period from 6 September 1996 (Date of Inception) to 30 November 2008 and for each of the years in the three-year period ended 30 November 2008 in accordance with Canadian generally accepted accounting principles.

/s/ James Stafford

Vancouver, British Columbia, Canada

Chartered Accountants

2 March 2009

Comments by Independent Registered Chartered Accountants for United States of America Readers on Canada – United States of America Reporting Differences

The standards of the Public Company Accounting Oversight Board (United States of America) require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements.  Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States of America), our report to the Shareholders dated 2 March 2009 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such conditions and events in the report when these are adequately disclosed in the financial statements.

/s/ James Stafford

Vancouver, British Columbia, Canada

Chartered Accountants

2 March 2009

Alberta Star Development Corp.

(An Exploration Stage Company)

Balance Sheets

(Expressed in Canadian Dollars)

As at 30 November

	2008	2007
	$	$

Assets

Current
Cash and cash equivalents	17,367,576	23,151,345
Amounts receivable (Note 6)	60,905	676,977

	17,428,481	23,828,322

Property, plant and equipment (Note 7)	451,870	556,478

	17,880,351	24,384,800

Liabilities

Current
Accounts payable and accrued liabilities (Note 9)	1,772,733	1,626,356

Shareholders’ equity
Capital stock (Note 11)
Authorized
Unlimited number of preferred shares
Unlimited number of voting common shares
Issued and outstanding
2008 – 104,686,561 common shares
2007 – 104,536,561 common shares	37,305,053	38,000,821
Contributed surplus (Note 11)	12,651,744	9,215,360
Warrants (Note 11)	-	2,902,233
Deficit, accumulated during the exploration stage	(33,849,179)	(27,359,970)

	16,107,618	22,758,444

	17,880,351	24,384,800

Nature and Continuance of Operations (Note 1), Commitments and Other Obligations (Note 13), Subsequent Events (Note 17), and Reconciliation of Canadian and United States Generally Accepted Accounting Principles (Note 18)

On behalf of the Board:

“/s/ Tim Coupland”

Director

“/s/ Robert Hall”

Director

Tim Coupland

Robert Hall

The accompanying notes are an integral part of these financial statements.

(1)

Alberta Star Development Corp.

(An Exploration Stage Company)

Statements of Loss, Comprehensive Loss and Deficit

(Expressed in Canadian Dollars)

As at 30 November

Cumulative amounts from inception to 30 November 2008		For the year ended 30 November 2008	For the year ended 30 November 2007	For the year ended 30 November 2006
	$	$	$	$

Expenses
Mineral properties (Schedule 1)	29,918,568	3,612,962	11,747,984	9,447,131
General and administrative (Schedule 2)	16,051,807	3,644,015	4,691,433	4,402,693

Net loss before other items and income taxes	(45,970,375)	(7,256,977)	(16,439,417)	(13,849,824)

Other items
Interest income	2,849,338	767,768	1,279,560	802,010
Gain on sale of available-for-sale securities (Note 5)	126,466	-	126,466	-
Write-down of available-for-sale securities	(10,000)	-	-	(10,000)
Write-off of property, plant and equipment	(12,517)	-	(6,497)	(2,355)

Net loss before income taxes	(43,017,088)	(6,489,209)	(15,039,888)	(13,060,169)

Future income tax recovery (Note 14)	9,729,166	-	7,123,638	1,429,960

Net loss for the year	(33,287,922)	(6,489,209)	(7,916,250)	(11,630,209)

Deficit, accumulated during the exploration stage, beginning of period	-	(27,359,970)	(19,443,720)	(7,813,511)

Adjustment for change in accounting policy (Note 2)	(561,257)	-	-	-

Deficit, accumulated during the exploration stage, end of period	(33,849,179)	(33,849,179)	(27,359,970)	(19,443,720)

Basic and diluted loss per share		(0.062)	(0.079)	(0.139)

Weighted average number of common shares outstanding		104,603,911	100,739,201	83,573,546

Other comprehensive income (loss)
Net loss for the year before other comprehensive income (loss)	(33,287,922)	(6,489,209)	(7,916,250)	(11,630,209)
Unrealized gain on available-for-sale securities	69,000	-	69,000	-
Realized gain on available-for-sale securities	(69,000)	-	(69,000)	-

Comprehensive loss for the period	(33,287,922)	(6,489,209)	(7,916,250)	(11,630,209)

The accompanying notes are an integral part of these financial statements.

(2)

 Alberta Star Development Corp.

(An Exploration Stage Company)

Statements of Cash Flows

(Expressed in Canadian Dollars)

As at 30 November

Cumulative amounts from inception to 30 November 2008		For the year ended 30 November 2008	For the year ended 30 November 2007	For the year ended 30 November 2006
	$	$	$	$

Cash flows from operating activities
Net loss for the year	(33,849,179)	(6,489,209)	(7,916,250)	(11,630,209)
Adjustments to reconcile loss to net cash used by operating activities
Acquisition of mineral property interests	1,241,000	-	-	182,500
Amortization of property, plant and equipment	308,906	153,352	112,490	15,838
Gain on sale of available-for-sale securities	(126,466)	-	(126,466)	-
Financing fees	38,000	-	-	-
Future income tax recovery	(9,729,166)	-	(7,123,638)	(1,429,960)
Recovery of mineral property costs	(82,000)	-	-	-
Stock-based compensation	6,163,211	548,070	1,970,027	3,237,869
Write-down of available-for-sale securities	10,000	-	-	10,000
Write-off of plant, property and equipment	12,517	-	6,497	2,355
Gain on sale of mineral property interests	(16,565)	-	-	-
Changes in operating assets and liabilities
(Increase) decrease in amounts receivable	(60,905)	616,072	(318,550)	(317,584)
(Increase) decrease in prepaid expenses	-	-	111,016	(111,016)
Increase (decrease) in accounts payable and accrued liabilities	1,099,964	(593,310)	1,160,434	386,334

	(34,990,683)	(5,765,025)	(12,124,440)	(9,653,873)

Cash flows from investing activities
Purchase of property, plant and equipment	(773,720)	(48,744)	(568,040)	(111,504)
Proceeds on sale of property, plant and equipment	428	-	-	-
Proceeds on sale of available-for-sale securities	215,031	-	198,466	-

	(558,261)	(48,744)	(369,574)	(111,504)

Cash flows from financing activities
Issuance of common shares for cash	5,612,822	-	-	-
Issuance of flow-through shares for cash	22,334,064	-	-	16,556,290
Issuance of warrants for cash	11,099,845	-	-	5,740,710
Warrants exercised	14,443,891	-	5,183,706	6,467,056
Options exercised	1,432,442	30,000	320,000	520,000
Share issuance costs	(2,006,544)	-	-	(1,218,894)
Share subscriptions received in advance	-	-	(7,500)	7,500

	52,916,520	30,000	5,496,206	28,072,662

Increase (decrease) in cash and cash equivalents	17,367,576	(5,783,769)	(6,997,808)	18,307,285

Cash and cash equivalents, beginning of year	-	23,151,345	30,149,153	11,841,868

Cash and cash equivalents, end of year	17,367,576	17,367,576	23,151,345	30,149,153

Supplemental Disclosures with Respect to Cash Flows (Note 15)

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

(3)

Alberta Star Development Corp.

(An Exploration Stage Company)

Statements of Changes in Shareholders’ Equity

(Expressed in Canadian Dollars)

	Number of shares issued	Share capital	Contributed surplus	Warrants	Deficit accumulated during the exploration stage	Total shareholders’ equity
		$	$	$	$	$

Balance forward at 30 November 2001	4,256,169	1,449,404	-	13,098	(1,472,983)	(10,481)
Shares issued – cash ($0.10 per unit)	1,750,000	41,700	-	-	-	41,700
Shares issued – cash ($0.15 per unit)	3,500,000	417,900	-	-	-	417,900
Stock options exercised ($0.14 per share)	220,000	30,800	-	-	-	30,800
Shares issued for service ($0.15 per share)	100,000	15,000	-	-	-	15,000
Warrants granted	-	-	-	240,400	-	240,400
Share issue costs – cash paid	-	(53,375)	-	-	-	(53,375)
Net loss for the year	-	-	-	-	(608,910)	(608,910)

Balance at 30 November 2002	9,826,169	1,901,429	-	253,498	(2,081,893)	73,034
Flow-through shares issued – cash ($0.15 per unit)	666,667	26,747	-	-	-	26,747
Flow-through shares issued – cash ($0.25 per unit)	680,000	118,517	-	-	-	118,517
Shares issued – cash ($0.15 per unit)	666,333	26,733	-	-	-	26,733
Shares issued – cash ($0.23 per unit)	3,500,000	556,325	-	-	-	556,325
Shares issued – cash ($0.25 per unit)	160,000	27,887	-	-	-	27,887
Warrants exercised ($0.10 per share)	250,000	34,010	-	(9,010)	-	25,000
Warrants exercised ($0.14 per share)	425,000	94,715	-	(35,215)	-	59,500
Warrants exercised ($0.15 per share)	3,500,000	632,100	-	(107,100)	-	525,000
Warrants exercised ($0.19 per share)	50,000	9,893	-	(393)	-	9,500
Warrants exercised ($0.20 per share)	100,000	21,629	-	(1,629)	-	20,000
Stock options exercised ($0.14 per share)	82,808	11,593	-	-	-	11,593
Stock options exercised ($0.15 per share)	362,000	54,300	-	-	-	54,300
Agent compensation warrants exercised ($0.15 per share)	54,500	8,175	-	-	-	8,175
Shares issued for mineral property ($0.17 per share) (Notes 8 and 15)	50,000	8,500	-	-	-	8,500
Shares issued for mineral property ($0.24 per share) (Notes 8 and 15)	200,000	48,000	-	-	-	48,000
Shares issued for mineral property ($0.28 per share) (Notes 8 and 15)	200,000	56,000	-	-	-	56,000
Shares issued for agent services rendered ($0.23 per share)	100,000	23,000	-	-	-	23,000
Warrants granted	-	-	-	517,219	-	517,219
Warrants expired	-	-	11,076	(11,076)	-	-
Share issue costs – cash paid	-	(89,439)	-	-	-	(89,439)
Share issue costs – warrants (Note 15)	-	(58,478)	-	-	-	(58,478)
Stock-based compensation	-	-	221,665	-	-	221,665
Tax benefits renounced to flow-through share subscribers	-	(102,330)	-	-	-	(102,330)
Escrow shares cancelled	(137,978)	-	-	-	-	-
Net loss for the year	-	-	-	-	(1,941,606)	(1,941,606)

Balance at 30 November 2003	20,735,499	3,409,306	232,741	606,294	(4,023,499)	224,842

The accompanying notes are an integral part of these financial statements.

(4)

Alberta Star Development Corp.

(An Exploration Stage Company)

Statements of Changes in Shareholders’ Equity

(Expressed in Canadian Dollars)

	Number of shares issued	Share capital	Contributed surplus	Warrants	Deficit accumulated during the exploration stage	Total shareholders’ equity
		$	$	$	$	$

Balance forward at 30 November 2003	20,735,499	3,409,306	232,741	606,294	(4,023,499)	224,842
Flow-through shares issued – cash ($0.25 per unit)	5,655,000	1,211,456	-	-	-	1,211,456
Flow-through shares issued – cash ($0.27 per unit)	6,764,926	1,484,104	-	-	-	1,484,104
Warrants exercised ($0.14 per share)	1,075,000	239,574	-	(89,074)	-	150,500
Warrants exercised ($0.20 per share)	395,333	122,506	-	(43,439)	-	79,067
Warrants exercised ($0.28 per share)	400,000	142,284	-	(30,284)	-	112,000
Warrants exercised ($0.30 per share)	571,000	211,870	-	(40,570)	-	171,300
Agent compensation warrants exercised ($0.15 per share)	645,500	96,825	-	-	-	96,825
Agent compensation warrants exercised ($0.25 per share)	699,200	233,211	-	(58,411)	-	174,800
Stock options exercised ($0.14 per share)	40,000	5,600	-	-	-	5,600
Stock options exercised ($0.20 per share)	175,000	35,000	-	-	-	35,000
Shares issued for mineral property ($0.17 per share) (Notes 8 and 15)	100,000	17,000	-	-	-	17,000
Shares issued for mineral property ($0.26 per share) (Notes 8 and 15)	50,000	13,000	-	-	-	13,000
Shares issued for agent services rendered ($0.25 per share)	24,376	6,094	-	-	-	6,094
Shares issued for agent services rendered ($0.27 per unit)	196,456	43,059	-	-	-	43,059
Warrants granted	-	-	-	684,934	-	684,934
Warrants expired	-	-	241,418	(241,418)	-	-
Agent compensation warrants expired	-	-	67	(67)	-	-
Share issue costs – cash paid	-	(217,898)	-	-	-	(217,898)
Share issue costs – shares (Note 15)	-	(49,153)	-	-	-	(49,153)
Share issue costs – warrants (Note 15)	-	(140,214)	-	-	-	(140,214)
Tax benefits renounced to flow-through share subscribers	-	(1,073,238)	-	-	-	(1,073,238)
Net loss for the year	-	-	-	-	(957,202)	(957,202)

Balance at 30 November 2004	37,527,290	5,790,386	474,226	787,965	(4,980,701)	2,071,876

The accompanying notes are an integral part of these financial statements.

(5)

Alberta Star Development Corp.

(An Exploration Stage Company)

Statements of Changes in Shareholders’ Equity

(Expressed in Canadian Dollars)

	Number of shares issued	Share capital	Contributed surplus	Warrants	Deficit accumulated during the exploration stage	Total shareholders’ equity
		$	$	$	$	$

Balance forward at 30 November 2004	37,527,290	5,790,386	474,226	787,965	(4,980,701)	2,071,876
Flow-through shares issued – cash ($0.45 per unit)	10,000,000	2,936,950	-	-	-	2,936,950
Shares issued – cash ($0.40 per unit)	15,000,000	3,460,875	-	-	-	3,460,875
Warrants exercised ($0.20 per share)	937,667	290,564	-	(103,031)	-	187,533
Warrants exercised ($0.40 per share)	745,963	372,743	-	(74,358)	-	298,385
Warrants exercised ($0.55 per share)	1,130,000	789,893	-	(168,393)	-	621,500
Agent compensation warrants exercised ($0.36 per share)	677,875	318,273	-	(74,238)	-	244,035
Agent compensation warrants exercised ($0.40 per share)	25,024	12,550	-	(2,541)	-	10,009
Stock options exercised ($0.14 per share)	72,808	10,193	-	-	-	10,193
Stock options exercised ($0.20 per share)	1,724,782	563,034	(218,078)	-	-	344,956
Shares issued for mineral property ($0.20 per share) (Notes 8 and 15)	360,000	72,000	-	-	-	72,000
Shares issued for mineral property ($0.235 per share) (Notes 8 and 15)	300,000	70,500	-	-	-	70,500
Shares issued for mineral property ($0.24 per share) (Notes 8 and 15)	300,000	72,000	-	-	-	72,000
Shares issued for mineral property ($0.25 per share) (Notes 8 and 15)	350,000	87,500	-	-	-	87,500
Shares issued for mineral property ($0.66 per share) (Notes 8 and 15)	450,000	297,000	-	-	-	297,000
Shares issued for agent services rendered ($0.40 per share)	1,313,574	303,074	-	-	-	303,074
Warrants granted	-	-	-	5,129,494	-	5,129,494
Agent compensation warrants expired	-	-	22,275	(22,275)	-	-
Share issue cost – cash paid	-	(341,022)	-	-	-	(341,022)
Share issue cost – shares (Note 15)	-	(303,074)	-	-	-	(303,074)
Share issue cost – warrants (Note 15)	-	(1,027,318)	-	-	-	(1,027,318)
Stock-based compensation	-	-	185,580	-	-	185,580
Net loss for the year	-	-	-	-	(2,832,810)	(2,832,810)

Balance at 30 November 2005	70,914,983	13,776,121	464,003	5,472,623	(7,813,511)	11,899,236

The accompanying notes are an integral part of these financial statements.

(6)

Alberta Star Development Corp.

(An Exploration Stage Company)

Statements of Changes in Shareholders’ Equity

(Expressed in Canadian Dollars)

	Number of shares issued	Share capital	Contributed surplus and share subscriptions received in advance	Warrants	Deficit accumulated during the exploration stage	Total shareholders’ equity
		$	$	$	$	$

Balance at 30 November 2005	70,914,983	13,776,121	464,003	5,472,623	(7,813,511)	11,899,236
Flow-through shares issued – cash ($1.85 per unit)	5,500,000	6,942,843	-	-	-	6,942,843
Flow-through shares issued – cash ($1.90 per unit)	6,380,000	9,613,448	-	-	-	9,613,448
Warrants exercised ($0.55 per share)	227,500	159,027	-	(33,902)	-	125,125
Warrants exercised ($0.40 per share)	683,500	341,401	-	(68,001)	-	273,400
Warrants exercised ($0.40 per share)	1,853,000	931,318	-	(190,118)	-	741,200
Warrants exercised ($0.75 per share)	3,155,550	3,353,119	-	(986,456)	-	2,366,663
Warrants exercised ($0.65 per share)	1,228,750	1,214,681	-	(415,994)	-	798,687
Agents compensation warrants exercised ($0.40 per share)	21,581	10,780	-	(2,147)	-	8,633
Agents compensation warrants exercised ($0.40 per share)	51,622	25,945	-	(5,296)		20,649
Agents compensation warrants exercised ($0.36 per share)	200,468	94,422	-	(22,254)	-	72,168
Agents compensation warrants exercised ($0.36 per share)	106,396	49,765	-	(11,462)	-	38,303
Agents compensation warrants exercised ($0.65 per unit)	656,787	649,266	-	(222,355)	-	426,911
Agents compensation warrants exercised ($0.45 per unit)	1,985,664	1,694,744	-	(801,196)	-
Agents compensation warrants exercised ($0.75 per share)	935,691	701,768	-	-	-	701,768
Stock options exercised ($0.20 per share)	1,550,000	453,825	(143,825)	-	-	310,000
Stock options exercised ($0.60 per share)	350,000	348,488	(138,488)	-	-	210,000
Shares issued for mineral property ($0.73 per share) (Notes 8 and 15)	250,000	182,500	-	-	-	182,500
Shares issued for agent services rendered ($1.85 per share) (Note 15)	200,225	252,751	-	-	-	252,751
Warrants granted	-	-	-	6,755,901	-	6,755,901
Warrants expired	-	-	9,949	(9,949)	-	-
Share issuance cost – cash	-	(1,218,894)	-	-	-	(1,218,894)
Share issuance cost – share (Note 15)	-	(252,751)	-	-	-	(252,751)
Share issuance cost – warrant (Note 15)	-	(1,015,191)	-	-	-	(1,015,191)
Stock-based compensation (Note 12)	-	-	3,237,869	-	-	3,237,869
Subscriptions received in advance	-	-	7,500	-	-	7,500
Tax benefits renounced to flow-through share subscribers (Note 14)	-	(1,429,960)	-	-	-	(1,429,960)
Net loss for the year	-	-	-	-	(11,630,209)	(11,630,209)

Balance at 30 November 2006	96,251,717	36,879,416	3,437,008	9,459,394	(19,443,720)	30,332,098

The accompanying notes are an integral part of these financial statements.

(7)

Alberta Star Development Corp.

(An Exploration Stage Company)

Statements of Changes in Shareholders’ Equity

(Expressed in Canadian Dollars)

Number of shares issued		Share capital	Contributed surplus and share subscriptions received in advance	Warrants	Accumulated other comprehensive income	Deficit accumulated during the exploration stage	Total shareholders’ equity
		$	$	$	$	$	$

Balance at 30 November 2006	96,251,717	36,879,416	3,437,008	9,459,394	-	(19,443,720)	30,332,098
Warrants exercised ($0.75 per share)	1,844,450	1,959,931	-	(576,594)	-	-	1,383,337
Warrants exercised ($0.65 per share)	5,771,250	5,705,169	-	(1,953,857)	-	-	3,751,312
Agents compensation warrants exercised ($0.45 per unit)	9,336	7,968	-	(3,766)	-	-	4,202
Agents compensation warrants exercised ($0.75 per share)	59,808	44,856	-	-	-	-	44,856
Stock options exercised ($0.20 per share)	100,000	29,279	(9,279)	-	-	-	20,000
Stock options exercised ($0.60 per share)	500,000	497,840	(197,840)	-	-	-	300,000
Warrants expired	-	-	3,401,433	(3,401,433)	-	-	-
Agent compensation warrants expired	-	-	621,511	(621,511)	-	-	-
Stock-based compensation (Note 12)	-	-	1,970,027	-	-	-	1,970,027
Subscriptions received in advance	-	-	(7,500)	-	-	-	(7,500)
Tax benefits renounced to flow-through share subscribers (Note 14)	-	(7,123,638)	-	-	-	-	(7,123,638)
Transition adjustment to opening balance	-	-	-	-	69,000	-	69,000
Realized gain on available-for-sale investments	-	-	-	-	(69,000)	-	(69,000)
Net loss for the year	-	-	-	-	-	(7,916,250)	(7,916,250)

Balance at 30 November 2007	104,536,561	38,000,821	9,215,360	2,902,233	-	(27,359,970)	22,758,444
Stock options exercised ($0.20 per share) (Note 11)	150,000	43,919	(13,919)	-	-	-	30,000
Warrants expired (Note 11)	-	-	2,508,552	(2,508,552)	-	-	-
Agent compensation warrants expired (Note 11)	-	-	393,681	(393,681)	-	-	-
Stock-based compensation (Note 12)	-	-	548,070	-	-	-	548,070
Provision for flow-through liability (Notes 9, 11, 13 and 15)	-	(739,687)	-	-	-	-	(739,687)
Net loss for the year	-	-	-	-	-	(6,489,209)	(6,489,209)

Balance at 30 November 2008	104,686,561	37,305,053	12,651,744	-	-	(33,849,179)	16,107,618

The accompanying notes are an integral part of these financial statements.

(8)

Alberta Star Development Corp.

(An Exploration Stage Company)

Schedule 1 – Summary of Mineral Properties Expenditures

(Expressed in Canadian Dollars)

As at 30 November

	Cumulative amounts from inception to 30 November 2008	For the year ended 30 November 2008	For the year ended 30 November 2007	For the year ended 30 November 2006
	$	$	$	$

Exploration operating expenses
Amortization	225,188	132,818	92,370	-
Assays and geochemical	609,457	147,952	269,922	180,351
Camp costs and field supplies	2,014,257	152,275	774,881	797,307
Claim maintenance and permitting	112,953	12,383	29,883	70,687
Community relations and government	220,874	74,485	72,075	74,314
Drilling	4,627,764	459,176	2,500,471	1,458,060
Equipment rental	261,492	5,528	122,181	133,783
Geology and engineering	1,404,321	389,404	317,736	54,404
Geophysics	19,643	16,643	3,000	-
Metallurgical studies	62,977	-	62,977	-
Orthophotography	224,973	-	128,828	96,145
Staking and line cutting	764,594	237,944	193,990	332,660
Surveying	1,813,919	-	446,441	926,155
Transportation and fuel	10,287,930	815,291	5,114,538	3,805,743
Wages, consulting and management fees	5,447,137	1,181,708	1,936,134	1,696,121

	28,097,479	3,625,607	12,065,427

Acquisition of mineral property interests (Notes 8 and 15)	2,831,197	-	-	257,500

Recovery of mineral property costs (Note 8)	(1,159,095)	(12,645)	(317,443)	(436,099)

Sales of mineral property interests (Note 8)	(71,565)	-	-	-

Write-off of mineral properties and related costs	220,552	-	-	-

	29,918,568	3,612,962	11,747,984	9,447,131

Details on Mineral Properties Expenditures (Note 8)

The accompanying notes are an integral part of these financial statements.

(9)

Alberta Star Development Corp.

(An Exploration Stage Company)

Schedule 2 – General and Administrative Expenses

(Expressed in Canadian Dollars)

As at 30 November

	Cumulative amounts from inception to 30 November 2008	For the year ended 30 November 2008	For the year ended 30 November 2007	For the year ended 30 November 2006
	$	$	$	$

Advertising and promotion	1,334,437	265,378	475,043	247,563
Amortization	83,717	20,534	20,119	15,838
Automotive	54,193	6,999	7,824	4,245
Bank charges and interest	26,285	3,896	1,817	4,665
Consulting fees (Note 10)	491,184	2,658	-	27,452
Directors fees (Note 10)	207,950	121,000	56,000	30,950
Filing and financing fees	508,512	119,881	136,896	93,387
Legal and accounting	1,406,045	349,567	314,683	178,794
Management fees (Note 10)	710,887	50,000	117,500	135,000
Meals and entertainment	226,506	68,989	38,351	22,857
Office and miscellaneous	704,368	136,414	187,973	181,523
Part XII.6 tax (Note 9)	1,267,324	711,124	556,200	-
Rent and utilities	198,009	50,017	47,681	38,656
Salaries and benefits	973,251	575,269	397,982	-
Secretarial fees (Note 10)	249,971	15,000	8,500	36,037
Stock-based compensation (Note 12)	6,163,211	548,070	1,970,027	3,237,869
Telephone and internet	82,128	26,736	17,335	10,808
Transfer fees and shareholder information	1,108,952	477,635	248,649	102,543
Travel	254,877	94,848	88,853	34,506

	16,051,807	3,644,015	4,691,433	4,402,693

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

The Company’s financial statements as at 30 November 2008 and for the year then ended have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business.  The Company has a loss of $6,489,209 for the year ended 30 November 2008 (2007 - $7,916,250, 2006 - $11,630,209) and has working capital of $15,655,748 at 30 November 2008 (2007 - $22,201,966).

The Company had cash and cash equivalents of $17,367,576 at 30 November 2008 (2007 - $23,151,345), but management cannot provide assurance that the Company will ultimately achieve profitable operations or become cash flow positive, or raise additional debt and/or equity capital.  However, based on its prior demonstrated ability to raise capital, management believes that the Company’s capital resources should be adequate to continue operating and maintain its business strategy during fiscal 2009.  However, if the Company is unable to raise additional capital in the future, management expects that the Company will need to curtail operations, liquidate assets, seek additional capital on less favourable terms and/or pursue other remedial measures.  These financial statements do not include any adjustments related to the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

2.

Changes in Accounting Policies and Presentation

a)

Accounting Changes

Effective 1 December 2007, the Company adopted the revised Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1506, “Accounting Changes”, which requires that a voluntary change in accounting policy can be made only if the changes result in more reliable and relevant information and are accompanied with disclosures of prior period amounts and justification of the changes.  The section also requires that the nature and amount of material changes in estimates be disclosed.  The Company has not made any voluntary change in accounting policies or significant changes in estimates that are not otherwise disclosed since the adoption of the revised section.

The accompanying notes are an integral part of these financial statements.

(10)

b)

Going Concern

Effective 1 December 2007, the Company adopted changes to CICA Handbook Section 1400, “General Standards of Financial Statement Presentation”.  Section 1400 has been amended to include requirements to assess and disclose an entity’s ability to continue as a going concern.  Management shall make an assessment of an entity’s ability to continue as a going concern.  When management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern, those uncertainties shall be disclosed.  When financial statements are not prepared on a going concerned basis, that fact shall be disclosed, together with the basis on which the financial statements are prepared and the reason why the entity is not regarded as a going concern.

c)

Capital Disclosures

Effective 1 December 2007, the Company adopted the new CICA Handbook Section 1535, “Capital Disclosures” which requires the disclosure of both qualitative and quantitative information that provides users of financial statements with information to evaluate the Company’s objectives, policies and procedures for managing capital.  The main features of the new section are as follows:

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

d)

Financial Instruments – Disclosure and Presentation

Effective 1 December 2007, the Company adopted the new CICA Handbook Section 3862, “Financial Instruments – Disclosures” and Section 3863, “Financial Instruments – Presentation” which replace existing Section 3861, “Financial Instruments – Disclosure and Presentation”, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements.  These new sections place increased emphasis on disclosure about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

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

The accompanying notes are an integral part of these financial statements.

(11)

1.

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

Mineral properties and deferred exploration costs

Mineral exploration costs and option maintenance payments are expensed as incurred.  When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves, costs incurred prospectively to develop the property are capitalized as incurred and are depreciated using the unit-of-production depreciation method over the estimated life of the ore body based on proven and probable reserves.

Major development costs incurred after the commencement of production, are capitalized as incurred and are depreciated using the unit-of-production depreciation method based on proven and probable reserves.

Ongoing development expenditures to maintain production are charged to operations as incurred.

Mineral property, deferred exploration costs and option maintenance payments are currently charged to operations as incurred since the Company has not met the criteria for deferral of acquisition and development costs under Canadian GAAP.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, according to the usual industry standards for the stage of exploration of such properties, these procedures do not guarantee the Company’s title.  Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

The accompanying notes are an integral part of these financial statements.

(12)

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

Stock-based compensation

Effective 1 December 2002, the Company adopted, on a prospective basis, the provisions of the CICA Handbook Section 3870, “Stock-Based Compensation and Other Stock Based Payments”, which establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments to both employees and non-employees.  Section 3870 recommends that certain stock-based transactions, such as the grant of stock options, be accounted for at fair value.  The Company uses the Black-Scholes option pricing model to estimate the fair value of each stock option at the granted date.  Any consideration received from the exercise of stock options is credited to share capital.  This section is only applicable to transactions that occurred on or after 1 December 2002.

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

The accompanying notes are an integral part of these financial statements.

(13)

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

Income taxes

Future income tax assets and liabilities are determined based on temporary differences between the accounting and the tax bases of the assets and liabilities and for loss carry forwards and are measured using the tax rates expected to apply when these differences reverse.  A valuation allowance is recorded against any future income tax asset if it is not more likely than not that the asset will be realized.  As at 30 November 2008, the Company’s net future income tax assets are fully offset by a valuation allowance.

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

The accompanying notes are an integral part of these financial statements.

(14)

Values

The amounts shown for mineral properties and for deferred exploration costs represent costs to date, and do not necessarily represent present or future values, as they are entirely dependent upon the economic recovery of future reserves.

Financial Instrument Standards

Effective 1 December 2006, the Company adopted the new CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement”; Section 3865, “Hedges”; Section 1530, “Comprehensive Income”; and Section 3861, “Financial Instruments – Disclosure and Presentation” (the “Financial Instrument Standards”).  As required by the transitional provisions of these new standards, these new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

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

Held-to-Maturity and Loans and Receivables

Financial instruments that have a fixed maturity date, where the Company intends and has the ability to hold to maturity are classified as held-to-maturity and measured at amortized cost using the effective interest rate method.  Loans and receivables are measured at amortized cost using the effective interest method.

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

The accompanying notes are an integral part of these financial statements.

(15)

Derivatives and Hedge Accounting

The Company does not hold or have any exposure to derivate instruments and accordingly is not impacted by CICA Handbook Section 3865, “Hedges”.

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

Recent accounting pronouncements

The CICA issued CICA Handbook Section 3064 “Goodwill and Other Intangible Assets” which the Company will adopt, effective 1 December 2008.  The new requirements of Section 3064 are for recognition, measurement, presentation and disclosure.  Section 3064 replaces Section 3062, “Goodwill and Other Intangible Assets”. The new standard establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred. Management is currently assessing the impact of these new accounting standards on its financial statements.

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after 1 January 2011. The transition date of 1 January 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended 30 November 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

2.

3.

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, and accounts payable and accrued liabilities.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from their financial instruments.  The fair value of these financial instruments approximates their carrying values, due to their short-term maturity or capacity of prompt liquidation.

4.

Available-for-Sale Securities

During the year ended 30 November 2008, the Company sold Nil common shares of Max Resource Corp. for total proceeds of $Nil (2007 - $198,466, 2006 - $Nil) and a net gain of $Nil (2007 - $126,466, 2006 - $Nil).

5.

Amounts Receivable

Amounts receivable are non-interest bearing, unsecured and have settlement dates within one year.

	2008	2007
	$	$

Goods and Services Tax receivable	51,142	615,775
Interest receivable	9,763	61,202

	60,905	676,977

6.

Property, Plant and Equipment

		Accumulated	Net book value
	Cost	amortization	2008	2007
	$	$	$	$

Computer equipment	39,529	21,879	17,650	23,207
Computer software	86,947	84,151	2,796	40,678
Equipment	58,720	24,562	34,158	42,698
Field equipment	479,319	134,209	345,110	431,387
Furniture and fixtures	67,205	15,049	52,156	18,508

	731,720	279,850	451,870	556,478

During the year ended 30 November 2008, total additions to property, plant and equipment were $48,744 (2007 - $568,040).

The accompanying notes are an integral part of these financial statements.

(16)

7.

Mineral Properties

Contact Lake Property – Contact Lake, Northwest Territories

During the year ended 30 November 2005, the Company acquired a 100% undivided right, title and interest, subject to a 1% net smelter return royalty (“NSR”), in five mineral claims, totalling 1,801.82 hectares (“ha”) (4,450.50 acres) located five miles southeast of Port Radium on Great Bear Lake, Northwest Territories (“NT”), for cash payments of $60,000 (paid) and 300,000 common shares (issued and valued at $72,000) of the Company (Note 15).  The Company may purchase the NSR for a one-time payment of $1,000,000.  The Company completed additional staking in the area in order to increase the project size to sixteen contiguous claims, totalling 10,563.76 ha (26,103.52 acres).  Collectively the properties are known as the Contact Lake Mineral Claims.

Expenditures related to the Contact Lake Mineral Claims can be summarized as follows:

Cumulative amounts from inception to 30 November 2008		For the year ended 30 November 2008	For the year ended 30 November 2007	For the year ended 30 November 2006
	$	$	$	$

Exploration operating expenses
Amortization	206,665	122,091	84,574	-
Assaying and geochemical	411,809	93,816	126,745	180,351
Camp costs and field supplies	1,429,349	141,074	499,322	671,577
Claim maintenance and permitting	87,527	4,544	13,452	69,531
Community relations and government	195,847	70,930	50,603	74,314
Drilling	3,305,844	105,994	1,741,790	1,458,060
Equipment rental	200,831	3,750	75,693	121,388
Geology and engineering	636,440	227,902	171,399	52,673
Geophysics	16,643	16,643	-	-
Orthophotography	199,451	-	103,306	96,145
Staking and line cutting	332,660	-	-	332,660
Surveying	1,473,493	-	336,349	908,846
Transportation and fuel	4,726,283	289,276	1,357,400	2,874,802
Wages, consulting and management fees	3,906,988	771,526	1,407,434	1,519,578

	17,129,830	1,847,546	5,968,067	8,359,925

Acquisition of mineral property interests	132,000	-	-	-

	17,261,830	1,847,546	5,968,067	8,359,925

Port Radium – Glacier Lake Property, Northwest Territories

During the year ended 30 November 2005, the Company acquired a 100% undivided right, title and interest, subject to a 2% NSR, in four mineral claims, totalling 2,520.78 ha (6,229.00 acres) (the “Glacier Lake Mineral Claims”) located one mile east of Port Radium on Great Bear Lake, NT, for cash payments of $30,000 (paid) and 360,000 common shares (issued and valued at $72,000) of the Company (Note 15).  The Company may purchase one-half of the NSR for a one-time payment of $1,000,000.

Expenditures related to the Glacier Lake Mineral Claims can be summarized as follows:

Cumulative amounts from inception to 30 November 2008		For the year ended 30 November 2008	For the year ended 30 November 2007	For the year ended 30 November 2006
	$	$	$	$

Exploration operating expenses
Amortization	18,523	10,727	7,796	-
Assaying and geochemical	197,313	54,136	143,177	-
Camp costs and field supplies	383,489	1,178	256,581	125,730
Claim maintenance and permitting	13,371	6,241	6,867	263
Community relations and government	21,472	-	21,472	-
Drilling	758,681	-	758,681	-
Equipment rental	58,038	-	45,643	12,395
Geology and engineering	69,879	36,206	33,673	-
Metallurgical studies	62,977	-	62,977	-
Orthophotography	25,522	-	25,522	-
Staking and line cutting	88,335	-	88,335	-
Surveying	17,309	-	-	17,309
Transportation and fuel	5,029,890	344,031	3,754,918	930,941
Wages, consulting and management fees	840,723	159,905	505,775	175,043

	7,585,522	612,424	5,711,417	1,261,681

Acquisition of mineral property interests	102,000	-	-	-
Recovery of mineral property costs	(603,750)	-	(186,651)	(417,099)

	7,083,772	612,424	5,524,766	844,582

Port Radium – Crossfault Lake Property, Northwest Territories

During the year ended 30 November 2005, the Company acquired a 100% undivided right, title and interest, subject to a 2% NSR, in five mineral claims, totalling 1,820.56 ha (4,498.68 acres) (the “Port Radium – Crossfault Lake Mineral Claims”) located north of Port Radium on Great Bear Lake, NT, for cash payments of $60,000 (paid) and 450,000 common shares (issued and valued at $297,000) of the Company (Note 15).  The Company may purchase one-half of the NSR for a one-time payment of $1,000,000.

Expenditures related to the Port Radium – Crossfault Lake Mineral Claims can be summarized as follows:

Cumulative amounts from inception to 30 November 2008		For the year ended 30 November 2008	For the year ended 30 November 2007	For the year ended 30 November 2006
	$	$	$	$

Exploration operating expenses
Claim maintenance and permitting	682	682	-	-
Transportation and fuel	817	817	-	-
Wages, consulting and management fees	16,258	16,258	-	-

	17,757	17,757	-	-

Acquisition of mineral property interests	357,000	-	-	-
Recovery of mineral property costs	(12,645)	(12,645)	-	-

	362,112	5,112	-	-

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

The accompanying notes are an integral part of these financial statements.

(17)

Expenditures related to the Eldorado Uranium Mineral Claims can be summarized as follows:

	Cumulative amounts from inception to 30 November 2008	For the year ended 30 November 2008	For the year ended 30 November 2007	For the year ended 30 November 2006
	$	$	$	$

Exploration operating expense
Claim maintenance and permitting	526	-	526	-
Acquisition of mineral property interests	20,000	-	-	-

	20,526	-	526	-

North Contact Lake Mineral Claims – Great Bear Lake, Northwest Territories

During the year ended 30 November 2006, the Company acquired a 100% right, interest and title, subject to a 2% NSR, in eleven mineral claims (the “North Contact Lake Mineral Claims”), for cash payments of $75,000 and the issue of 250,000 common shares of the Company valued at $182,500 (Note 15).  The Company may purchase one-half of the NSR for a one-time payment of $1,000,000.  The North Contact Lake Mineral Claims are situated north of Contact Lake on Great Bear Lake approximately 680 km (423 miles) north of Yellowknife, NT, totalling 6,305.22 ha (15,580.48 acres).

Expenditures related to the North Contact Lake Mineral Claims can be summarized as follows:

Cumulative amounts from inception to 30 November 2008		For the year ended 30 November 2008	For the year ended 30 November 2007	For the year ended 30 November 2006
	$	$	$	$

Exploration operating expenses
Camp costs and field supplies	1,034	1,034	-	-
Drilling	353,182	353,182	-	-
Transportation and fuel	9,606	9,606	-	-
Wages, consulting and management fees	13,012	13,012	-	-

	376,834	376,834	-	-

Acquisition of mineral property interests	257,500	-	-	257,500

	634,334	376,834	-	257,500

The accompanying notes are an integral part of these financial statements.

(18)

Eldorado South IOCG & Uranium Project, Northwest Territories

During the year ended 30 November 2007, the Company staked sixteen claims (the “Eldorado South Uranium Mineral Claims”) and four additional claims (the “Eldorado West Uranium Mineral Claims”) located ten miles south of the Eldorado uranium mine on the east side of Great Bear Lake, NT and 680 km (423 miles) north of the city of Yellowknife, NT, collectively known as the Eldorado South Uranium Project. The Eldorado South Uranium Project now consists of thirty mineral claims totalling 25,913.25 ha (64,032.78 acres).

Expenditures related to the Eldorado South Uranium Project can be summarized as follows:

Cumulative amounts from inception to 30 November 2008		For the year ended 30 November 2008	For the year ended 30 November 2007	For the year ended 30 November 2006
	$	$	$	$

Exploration operating expenses
Camp costs and field supplies	27,967	8,989	18,978	-
Claim maintenance and permitting	6,391	916	5,475	-
Community relations and government	3,555	3,555	-	-
Equipment rental	2,623	1,778	845	-
Geology and engineering	230,690	118,858	111,832	-
Geophysics	3,000	-	3,000	-
Staking and line cutting	343,599	237,944	105,655	-
Transportation and fuel	173,781	171,561	2,220	-
Wages, consulting and management fees	229,381	210,381	19,000	-

	1,020,987	753,982	267,005	-

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

Expenditures related to the Longtom Property can be summarized as follows:

	Cumulative amounts from inception to 30 November 2008	For the year ended 30 November 2008	For the year ended 30 November 2007	For the year ended 30 November 2006
	$	$	$	$

Exploration operating expenses
Assaying and geochemical	335	-	-	-
Camp costs and field supplies	147,024	-	-	-
Claim maintenance and permitting	1,786	-	893	893
Drilling	210,057	-	-	-
Geology and engineering	418,998	-	-	-
Transportation and fuel	322,529	-	-	-
Wages, consulting and management fees	200,899	10,626	-	-

	1,301,628	10,626	893	893

Recovery of mineral property costs	(52,497)	-	-	(4,000)

Sales of mineral property interests	(55,000)	-	-	-

Write-off of mineral properties and related costs	220,552	-	-	-

	1,414,683	10,626	893	(3,107)

Longtom Property (Target 1) – Longtom Lake, Northwest Territories

During the year ended 30 November 2003, the Company acquired a 50% interest in a 721.42 ha (1,781.90 acres) mineral property located in the Longtom Lake area of the Northwest Territories for cash proceeds of $15,000 and 200,000 common shares of the Company valued at $56,000 (Note 15).

Expenditures related to the Longtom Property Target 1 can be summarized as follows:

Cumulative amounts from inception to 30 November 2008		For the year ended 30 November 2008	For the year ended 30 November 2007	For the year ended 30 November 2006
	$	$	$	$

Exploration operating expenses
Geology and engineering	2,103	-	-	-
Wages, consulting and management fees	21,648	-	-	-

	23,751	-	-	-

Acquisition of mineral property interests	71,000	-	-	-

Recovery of mineral property costs	(3,530)	-	-	-

	91,221	-	-	-

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

The Company entered into an option agreement dated 1 April 2005, as amended 11 April 2006 and again on 29 September 2008 with Max Resource Corp. (“Max Resource”), whereby Max Resource can earn an interest, subject to a 2% NSR, in the MacInnis Lake Uranium Project. The terms of the option agreement calls for Max Resource to make payments as follows:

i.

Cash payments totalling $30,000 (received);

ii.

The issuance of 200,000 common shares of Max Resource (received and sold for proceeds of $198,466 (Note 15));

iii.

Work commitments totalling $2,000,000 ($250,000 on or before 31 October 2008 (incurred); $750,000 on or before 31 October 2009 ($234,307 incurred); $500,000 on or before 31 October 2010; and $500,000 on or before 31 October 2011).

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

The Company has not conducted exploration activities during the period on this property pending the resolution of permit issues in this region.

Expenditures related to the MacInnis Lake Property can be summarized as follows:

Cumulative amounts from inception to 30 November 2008		For the year ended 30 November 2008	For the year ended 30 November 2007	For the year ended 30 November 2006
	$	$	$	$

Operating expenses
Claim maintenance and permitting	2,670	-	2,670	-
Geology and engineering	19,446	6,438	832	1,731
Surveying	323,117	-	110,092	-
Transportation and fuel	8,734	-	-	-
Wages, consulting and management fees	74,951	-	3,925	1,500

	428,918	6,438	117,519	3,231

Acquisition of mineral property interests	258,000	-	-	-

Recovery of mineral property costs	(480,540)	-	(130,792)	(15,000)

	206,378	6,438	(13,273)	(11,769)

Recovery of Mineral Property Costs

Recovery of Mineral Property Costs consists mainly of amounts paid to the Company under existing option agreements and camp rental fees paid to the Company:

	Cumulative amounts from inception to 30 November 2008	For the year ended 30 November 2008	For the year ended 30 November 2007	For the year ended 30 November 2006
	$	$	$	$

General cash payments related to mineral property option agreements	45,000	-	-	19,000

Cash reimbursements of mineral property expenditures related to mineral properties	1,032,095	12,645	317,443	417,099

Shares received – 200,000 common shares of Max Resource Corp. (Note 15)	82,000	-	-	-

	1,159,095	12,645	317,443	436,099

8.

Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities are non-interest bearing, unsecured and have settlement dates within one year.

Included in the accounts payable and accrued liabilities at 30 November 2008 is $685,941 (2007 - $556,200, 2006 - $Nil) related to Part XII.6 tax on funds raised by the Company on flow-through share offerings (Note 11).

Included in the accounts payable and accrued liabilities at 30 November 2008 is $739,687 (2007 - $Nil, 2006 - $Nil) related to the estimated costs to the Company for amending its flow-through filings (Notes 11, 13 and 15).

9.

Related Parties Transactions

During the year ended 30 November 2008, the Company entered into the following transactions with related parties:

i.

Paid or accrued office secretarial fees of $15,000 (2007 - $8,500, 2006 - $36,037) to an individual related to a director of the Company.

ii.

Paid or accrued accounting fees of $25,000 (2007 – $6,525, 2006 - $38,375) to a company controlled by a former corporate secretary and officer of the Company.

iii.

Paid or accrued consulting fees of $Nil (2007 - $Nil, 2006 - $27,452) to a company controlled by a director of the Company.

iv.

Paid or accrued management fees of $50,000 (2007 - $117,500, 2006 - $135,000) to a company controlled by a director of the Company.

v.

Paid or accrued directors fees of $29,000 (2007 - $16,000, 2006 - $7,500) to a partnership controlled by a former director of the Company.

vi.

Paid or accrued directors fees of $25,000 (2007 - $14,000, 2006 - $9,000) to a company controlled by a director of the Company.

vii.

Paid or accrued directors fees of $32,000 (2007 - $17,000, 2006 - $21,950) to a company controlled by a former director of the Company.

viii.

Paid or accrued directors fees of $32,000 (2007 - $9,000, 2006 - $Nil) to a company controlled by a director of the Company.

ix.

Paid or accrued directors fees of $3,000 (2007 - $Nil, 2006 - $Nil) to a director of the Company.

x.

Paid or accrued salaries and benefits of $575,269 (2007 - $397,982, 2006 - $nil) to employees who are directors and/or officers of the Company.

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

1.

Capital Stock

Authorized capital stock consists of an unlimited number of voting common shares.  Authorized capital stock also consists of an unlimited number of preferred shares, to be issued in series, with the directors being authorized to determine the designation, rights, privileges, restrictions and conditions attached to all of the preferred shares.

Capital stock transactions of the Company during the year ended 30 November 2008 are summarized as follows:

i.

During the year ended 30 November 2008, the Company issued 150,000 common shares valued at a price of $0.20 per share upon the exercise of previously outstanding stock options.  As at 30 November 2008, a total of 50,000 stock options expired.  As at 30 November 2008, no stock options in this series remain outstanding.

ii.

During the year ended 30 November 2008, 50,000 stock options with an exercise price of $0.85 per share expired.  As at 30 November 2008, 3,200,000 stock options in this series remain outstanding.

iii.

During the year ended 30 November 2008, a total of 3,190,000 share purchase warrants valued at a price of $2.15 per share expired.  As at 30 November 2008, no share purchase warrants in this series remain outstanding.

iv.

During the year ended 30 November 2008, a total of 508,296 agent compensation warrants valued at a price of $2.20 per share expired.  As at 30 November 2008, no agent compensation warrants in this series remain outstanding.

v.

During the year ended 30 November 2008, the Company issued 3,500,000 stock options to directors, officers, employees and consultants of the Company.  Of the options issued, 3,400,000 were issued with an exercise price of $0.35 and the remaining 100,000 were issued with an exercise price of $1.00.  A total of 3,025,000 options vested immediately upon issuance and the remaining 475,000 options vest in four equal quarters starting 1 December 2008.  All options in this series expire 31 July 2011 (Note 12).

vi.

During the year ended 30 November 2008, the Company was required to amend its flow-through filings related to the flow-through shares issued and renounced in 2006 to reflect a reduction in the amount renounced of approximately $2,000,000. The Company has accrued a charge against capital stock and recorded a payable amount of $739,687 (2007 - $Nil, 2006 - $Nil) as the estimated costs to the Company for amending its flow-through filings (Notes 9, 13 and 15).

vii.

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

xv.

During the year ended 30 November 2007, the Company issued 500,000 common shares valued at a price of $0.60 per share upon the exercise of previously outstanding stock options.  As at 30 November 2007, 2,400,000 stock options in this series remain outstanding.

xvi.

During the year ended 30 November 2007, 55,000 stock options with an exercise price of $0.15 per share expired.  As at 30 November 2007, no stock options in this series remain outstanding.

xvii.

On 7 November 2007, the Company entered into an Amending Agreement with the holders of 3,250,000 existing options amending the exercise price from $1.57 to $0.85 per share and the expiry date from 27 September 2008 to 7 November 2010.  The stock-based compensation expense related to this repricing of 3,250,000 stock options was $1,119,365 (Note 12).

The accompanying notes are an integral part of these financial statements.

(19)

Stock options

The Company grants share options in accordance with the policies of the TSX Venture Exchange.  Under the general guidelines of the TSX Venture Exchange, the Company may reserve up to 10% of its issued and outstanding shares for its employees, directors or consultants to purchase shares of the Company.

The following incentive stock options were outstanding at 30 November 2008:

	Exercise price	Number of options	Remaining contractual life (years)
	$

Options	0.60	2,400,000	(Expired 29 January 2009) 0.16
	0.85	3,200,000	1.94
	0.35	3,400,000	2.67
	1.00	100,000	2.67

		9,100,000

The following is a summary of stock-based compensation activities during the years ended 30 November 2008 and 2007:

	Number of shares	Weighted average exercise price
		$

Outstanding and exercisable at 1 December 2006	6,505,000	1.06

Granted	-	-
Exercised	(600,000)	0.53
Expired	(55,000)	0.15

Outstanding and exercisable at 30 November 2007	5,850,000	0.73

Weighted average fair value of options repriced during the year		0.46

	Number of shares	Weighted average exercise price
		$

Outstanding and exercisable at 1 December 2007	5,850,000	0.73

Granted	3,500,000	0.37
Exercised	(150,000)	0.20
Expired	(100,000)	0.53

Outstanding and exercisable at 30 November 2008	9,100,000	0.60

Weighted average fair value of options granted during the year		0.18

Warrants and agent compensation warrants

The following is a summary of warrant activities during the years ended 30 November 2008 and 2007:

	Number of warrants	Weighted average exercise price
		$

Outstanding and exercisable at 1 December 2006	15,166,266	1.35

Granted	4,668	0.75
Exercised	(7,684,844)	0.67
Expired	(3,787,794)	1.83

Outstanding and exercisable at 30 November 2007	3,698,296	2.16

Weighted average fair value of warrants granted during the year		-

	Number of warrants	Weighted average exercise price
$

Outstanding and exercisable at 1 December 2007	3,698,296	2.16

Granted	-	-
Exercised	-	-
Expired	(3,698,296)	2.16

Outstanding and exercisable at 30 November 2008	-	-

Weighted average fair value of warrants granted during the year		-

The weighted average grant date fair value of warrants issued during the year ended 30 November 2008, amounted to $Nil per warrant (2007 - $Nil per warrant).  The fair value of each warrant granted was determined using the Black-Scholes option pricing model and the following weighted average assumptions:

	2008	2007	2006

Risk free interest rate	-	-	4.61%
Expected life	-	-	1.50 years
Annualized volatility	-	-	88.42%
Expected dividends	-	-	-

1.

Stock-Based Compensation

During the year ended 30 November 2008, the Company granted 3,500,000 stock options (2007 - Nil, 2006 - 6,500,000).  A total of 3,400,000 of the stock options entitle holders to purchase common shares of the Company for proceeds of $0.35 per common share expiring 31 July 2011 and the remaining 100,000 options entitle holders to purchase common shares of the Company for proceeds of $1.00 per common share expiring 31 July 2011.  A total of 3,025,000 of these stock options vested on the grant date of 1 August 2008.  A total of 475,000 of these stock options vest on the following dates (Note 11):

Vesting Date	Number of options

1 December 2008	118,750
1 April 2009	118,750
1 August 2009	118,750
1 December 2009	118,750

475,000

The total estimated fair value of these options was $617,073 ($0.18149 per option) for 3,400,000 options issued with an exercise price of $0.35 and $11,819 ($0.11819 per option) for 100,000 options issued with an exercise price of $1.00.  The fair value of the portion of the options which vested in the year, estimated using the Black-Scholes model, was $548,070 (2007 - $1,970,027 (after re-pricing), 2006 - $3,237,869).  This amount has been expensed as stock-based compensation in the statement of operations with a corresponding amount recorded as contributed surplus in shareholders’ equity.

During the year ended 30 November 2007, the Company entered into an Amending Agreement with the holders of 3,250,000 existing options amending the exercise price from $1.57 to $0.85 per share and the expiry date from 27 September 2008 to 7 November 2010.  The stock-based compensation expense related to this re-pricing of 3,250,000 stock options was $1,119,365 (Note 11).

The following assumptions were used for the Black-Scholes valuation of stock options granted during the year:

	2008	2007	2006

Risk free interest rate	2.86%	4.46%	4.36%
Expected life	3.00 years	3.00 years	1.75 years
Annualized volatility	100.99%	91.34%	94.98%
Expected dividends	-	-	-

Effective 10 October 2008, the Board of Directors has approved and adopted a shareholders rights plan (the “Rights Plan”) subject to shareholder and regulatory approval which was received on 3 February 2009.  The Rights Plan extends the minimum expiry period for a takeover bid to 60 days and requires a bid to remain open for an additional 10 business days after an offeror publicly announces it has received tenders for more than 50% of the Company’s voting shares.  The principle purpose of the Rights Plan is to ensure that all shareholders will be treated equally and fairly in the event of a bid for control of the Company through an acquisition of its common shares.  It is designed to provide the Company shareholders with sufficient time to properly consider a takeover bid without undue time constraints.  In addition, it will provide the board with additional time for review and consideration of unsolicited takeover bids, and if necessary, for the consideration of alternatives.

2.

Commitments and Other Obligations

i.

The Company has outstanding and future commitments under mineral property option agreements to pay cash and issue common shares of the Company (Note 8).

ii.

On 1 April 2006, the Company entered into a five year lease (expires 1 March 2011) for premises with minimum lease commitments of approximately $3,575 per month.

iii.

The Company has certain obligations related to the amendments of its flow-through filings (Notes 9, 11 and 15).

1.

Income Taxes

Provision for income taxes

The provision for (recovery of) income taxes differs from the amount that would have resulted by applying Canadian federal and provincial statutory tax rates of 31.00% (2007 - 32.12%, 2006 - 32.49%).

	2008	2007	2006
	$	$	$

Loss before income taxes	(6,489,209)	(15,039,888)	(13,060,169)

Expected income tax recovery	2,011,655	4,830,812	3,778,655
Adjustments to benefits resulting from:
Amortization	(47,539)	(36,132)	(5,145)
Interest and penalties accrued on Part XII.6 tax	(220,448)	(178,651)	-
Mineral property expenditures	(1,120,018)	(3,773,452)	(3,069,372)
Stock-based compensation	(169,902)	(632,773)	(1,051,983)
Share issue costs	110,224	119,952	123,827
Other	(10,693)	32,375	-
Unrecognized benefits of non-capital losses	(553,279)	6,761,507	1,653,978

Future income tax recovery	-	7,123,638	1,429,960

Future tax balances

The tax effects of temporary differences that give rise to future income tax assets and liabilities are as follows:

	2008	2007	2006
	$	$	$

Future tax assets (liabilities):
Non-capital loss carryforwards	761,624	1,530,636	1,207,190
Plant, property and equipment	(6,955)	48,972	15,130
Mineral properties	1,661,935	(980,910)	2,365,376
Share issue costs	172,286	292,718	417,423

	2,588,890	891,416	4,005,119
Less: valuation allowance	(2,588,890)	(891,416)	(4,005,119)

Actual income taxes	-	-	-

The accompanying notes are an integral part of these financial statements.

(20)

The Company has non-capital losses for Canadian tax purposes of approximately $2,456,853 available to offset against taxable income in future years, which, if unutilized, will expire through to 2028.

During the year ended 30 November 2008, the Company renounced the tax benefits of a total of Nil flow-through common shares (2007 - 11,880,000, 2006 – 10,000,000) resulting in an income tax recovery of $Nil (2007 - $7,123,638, 2006 - $1,429,960).  The flow-through agreements require the Company to renounce certain tax deductions for Canadian exploration expenditures incurred on the Company’s mineral properties to the flow-through participants.

2.

Supplemental Disclosures with Respect to Cash Flows

During the year ended 30 November 2008, the Company has accrued a charge against capital stock and recorded a payable amount of $739,687 (2007 - $Nil, 2006 - $Nil) as the estimated costs to the Company for amending its flow-through filings (Notes 9, 11 and 13).

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

3.

Segmented Information

The Company operates solely in Canada in one reporting segment, mineral production and related activities.

4.

Subsequent Events

Subsequent to 30 November 2008, a total of 2,400,000 stock options exercisable at a price of $0.60 per common share expired.

Subsequent to 30 November 2008, the Company issued 2,333,333 units at a price of $0.15 per unit.  Each unit consists of one flow-through common share and one non flow-through share purchase warrant.  Each whole share purchase warrant entitles the holder to purchase an additional common share at a price of $0.18 up to 12 December 2010.

18.

Reconciliation of Canadian and United States Generally Accepted Accounting Principles

The financial statements of the Company have been prepared in accordance with Canadian GAAP, which differ in certain material respects from United States GAAP.  Had the Company prepared the financial statements in accordance with United States GAAP, certain items on the balance sheets and statements of operations, deficit and cash flows would have been reported as follows:

	2008	2007	2006
	$	$	$
Statement of loss

Net loss for the year based on Canadian GAAP	(6,489,209)	(7,916,250)	(11,630,209)
Income tax expense on current year United States GAAP adjustments – Flow-through shares (Note 18(i))	-	(6,868,438)	(1,429,960)

Net loss for the year based on United States GAAP	(6,489,209)	(14,784,688)	(13,060,169)

Other comprehensive income (loss) (Note 18(iv))	-	(86,000)	38,000

Comprehensive loss for the year based on United States GAAP	(6,489,209)	(14,870,688)	(13,022,169)

Loss and comprehensive loss per share, basic and diluted	(0.06)	(0.15)	(0.16)

	2008	2007	2006
	$	$	$
Shareholders’ equity

Canadian GAAP	16,107,618	22,758,444	30,332,098
Other comprehensive income (Note 18(iv))	-	(86,000)	38,000

United States GAAP	16,107,618	22,672,444	30,370,098

Accumulated other comprehensive income

Canadian GAAP	-	-	-
Unrealized (realized) gain on available-for-sale securities	-	(86,000)	38,000

United States GAAP	-	(86,000)	38,000

The accompanying notes are an integral part of these financial statements.

(21)

Balance sheet difference

	2008	2007
	$	$

Share capital and contributed surplus

Canadian GAAP	49,956,797	50,118,414
Flow-through shares (Note 18(i))	9,372,866	9,372,866
Stock-based compensation (Note 18(ii))	189,176	189,176

United States GAAP	59,518,839	59,680,456

Deficit

Canadian GAAP	(33,849,179)	(27,359,970)
Flow-through shares (Note 18(i))	(9,372,866)	(9,372,866)
Stock-based compensation (Note 18(ii))	(189,176)	(189,176)

United States GAAP	(43,411,221)	(36,922,012)

i.

Flow-through shares

Flow-through shares are typically issued by Canadian Exploration Stage Companies.  The flow-through shares permit the investor to claim deductions for tax purposes related to expenditures incurred by the issuer.  The issuer explicitly renounces the right to claim these deductions.  The investor’s tax base related to the flow-through shares is reduced by the amount of deductions taken.

Under Canadian GAAP, when the flow-through shares are issued they are recorded at their face value.  When the entity acquires assets, the carrying value of the assets may exceed the tax basis as a result of the enterprise renouncing the related tax deductions to the investors.  The tax effect of this temporary difference is recorded as a reduction in share capital and an increase in deferred tax liability.

Under United States GAAP, when the flow-through shares are issued, the proceeds related to the issuance of the flow through shares are allocated between the offering of shares and the sale of tax benefits.  A balance of the proceeds equal to the excess of the price paid for the flow-through shares by the investor over the quoted market price is recorded as a liability.  The remaining proceeds are recognized as an increase in share capital.  The liability is reversed when the tax benefits are renounced to the investor and a deferred tax liability is recognized at that time.  Income tax expense is the difference between the amount of the deferred tax liability and the liability recognized on issuance.

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

During the year ended 30 November 2008, under Canadian GAAP, the Company recorded a reduction in share capital and corresponding increase in deferred tax liability of $Nil (2007 - $7,123,638, 2006 - $1,429,960).  All deferred tax liabilities were recognized in earnings as a reduction in the valuation allowance at the time of renunciation of the flow-through shares.

During the year ended 30 November 2008, under United States GAAP, the Company recorded an increase in liability of $Nil related to the excess of the price paid for the flow-through shares by the investor over the quoted market price and the remaining proceeds of $Nil were recognized as an increase in share capital (Increase in liability 2007 - $Nil, 2006 - $255,200) (Increase in share capital 2007 - $Nil, 2006 - $22,041,800).

Upon renunciation during the year ended 30 November 2008, the Company reversed the liability of $Nil (2007 - $255,200, 2006 - $Nil) and recorded an increase in deferred tax liability of $Nil (2007 - $7,123,638, 2006 - $1,429,960).  All deferred tax liabilities were recognized in earnings as a reduction in the valuation allowance at the time of renunciation of the flow-through shares.  This resulted in an income tax expense of $Nil for the year ended 30 November 2008 (2007 - $6,868,438, 2006 - $1,429,960).

The net effect to report net loss for the year ended 30 November 2008 under United States GAAP rather than Canadian GAAP is to increase the net loss as reported in Canadian GAAP by $Nil (2007 - $6,868,438, 2006 - $1,429,960).

The net effect to report share capital for the year ended 30 November 2008 under United States GAAP rather than Canadian GAAP is to increase the share capital as reported in Canadian GAAP by $Nil (2007 - $9,372,866, 2006 - $2,504,428).  Deficit is also increased by this amount under United States GAAP.

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

Prior to 1 December 2002, the Company accounted for stock options under Canadian GAAP as capital transactions when the options were recognized.  Effective 1 December 2002, the Company began accounting for stock option expense on a prospective basis under Canadian GAAP following the fair value method of accounting for stock options.  The Company’s reported increase of $189,176 in both share capital and deficit as at 30 November 2008 and 2007 is the result of the difference in accounting for stock options under Canadian GAAP and United States GAAP prior to 1 December 2002.

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

Under United States GAAP, diluted earnings per share takes into consideration the weighted average number of shares outstanding during the year and the potentially dilutive common shares.  For the years ended 30 November 2008, 2007 and 2006, this calculation proved to be anti-dilutive.

Under United States GAAP, the weighted average number of common shares outstanding excludes any shares that remain in escrow, but may be earned out based on the Company incurring a certain amount of exploration and development expenditures.

The weighted average number of common shares outstanding for calculating basic earnings (loss) per share under United States GAAP for the years ended 30 November 2008, 2007 and 2006 were 104,603,911, 100,739,201, and 83,573,546, respectively.  The calculation of diluted earnings per share for the years ended 30 November 2007, 2006 and 2005 proved to be anti-dilutive.

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

The accompanying notes are an integral part of these financial statements.

(22)

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

xiii.

Recent pronouncements

In May 2008, the FASB issued SFAS No. 163, “Accounting for Financial Guarantee Insurance Contracts – an interpretation of FASB Statement No. 60”.  SFAS No. 163 provides enhanced guidance on the recognition and measurement to be used to account for premium revenue and claim liabilities and related disclosures and is limited to financial guarantee insurance (and reinsurance) contracts, issued by enterprises included within the scope of FASB Statement No. 60, “Accounting and Reporting by Insurance Enterprises”.  SFAS No. 163 also requires that an insurance enterprise recognize a claim liability prior to an event of default when there is evidence that credit deterioration has occurred in an insured financial obligation.  SFAS No. 163 is effective for financial statements issued for fiscal years and interim periods beginning after 15 December 2008, with early application not permitted.  The Company does not expect SFAS No. 163 to have an impact on its financial statements.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles”. SFAS No. 162 is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. Generally Accepted Accounting Principles (“GAAP”) for nongovernmental entities.  Prior to the issuance of SFAS No. 162, GAAP hierarchy was defined in the American Institute of Certified Public Accountants (“AICPA”) Statement on Auditing Standards No. 69, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles”.  SAS No. 69 has been criticized because it is directed to the auditor rather than the entity.  SFAS No. 162 addresses these issues by establishing that the GAAP hierarchy should be directed to entities because it is the entity, not its auditor, that is responsible for selecting accounting principles for financial statements that are presented in conformity with GAAP.  SFAS No. 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles.  The Company does not expect SFAS 162 to have a material effect on its financial statements.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133”.  SFAS No. 161 is intended to improve transparency in financial reporting by requiring enhanced disclosures of an entity’s derivative instruments and hedging activities and their effects on the entity’s financial position, financial performance, and cash flows.  SFAS No. 161 applies to all derivate instruments within the scope of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”.  It also applies to non-derivative hedging instruments and all hedged items designated and qualifying as hedges under SFAS No. 133.  SFAS No. 161 is effective prospectively for financial statements issued for fiscal years beginning after 15 November 2008, with early application encouraged.  The Company is currently evaluating the new disclosure requirements of SFAS 161 and the potential impact on the Company’s financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations”. SFAS No. 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree and the goodwill acquired. SFAS No. 141(R) also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS No. 141(R) is effective for fiscal years beginning after 15 December 2008.  The Company is currently evaluating the potential impact, if any, of the adoption of SFAS No. 141(R) on its results of operation and financial condition.

In December 2007, the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements – an amendment of Accounting Research Bulletin No. 51”.  SFAS No. 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable and to the non-controlling interest, changes in a parent’s ownership interest, and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated.  SFAS No. 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners.  SFAS No. 160 is effective for fiscal years beginning after 15 December 2008.  The Company is currently evaluating the potential impact, if any, of the adoption of SFAS No. 160

.

The accompanying notes are an integral part of these financial statements.

(23)

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for annual report filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ALBERTA STAR DEVELOPMENT CORP.
Dated: March 13, 2009	By: /s/ Tim Coupland
Tim Coupland, President

The accompanying notes are an integral part of these financial statements.

(24)