Form 20-F
period 2009-11-30
ALBERTA STAR DEVELOPMENT CORP
filed 2010-04-12
CIK 1142462

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For fiscal year ended November 30, 2009
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

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report:  21,403,979 common shares as at November 30, 2009

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every  Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes o No o

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

ITEM 16F – CHANGE IN CERTIFYING ACCOUNTANT

ITEM 16G – CORPORATE GOVERNANCE

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

•

risks related to our status as a foreign corporation;

•

risks related to our bid for Sterling Mining Corporation and if successful, its funding and operations thereafter;

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

Our financial statements included in this Annual Report have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada. There are several material differences between Canadian GAAP and U.S. GAAP that are applicable to the financial information disclosed or summarized herein. The first table presents this financial data in accordance with U.S. GAAP, the second table presents the data in accordance with Canadian GAAP. Reference is also made to Note 19 in the attached financial statements for an explanation of material differences between Canadian GAAP and U.S. GAAP.  The following table summarizes information pertaining to operations of the Company for the last five fiscal years ended November 30.

All amounts within this Annual Report are in Canadian dollars, unless otherwise indicated.

US GAAP	Fiscal Year Ended November 30
	2009	2008	2007	2006	2005
Net operating revenue	Nil	Nil	Nil	Nil	Nil
Loss from operations	($3,399,442)	($6,489,209)	($14,784,688)	($13,060,169)	($2,832,810)
Loss from continuing operations	($3,399,442)	($6,489,209)	($14,784,688)	($13,060,169)	($2,832,810)
Comprehensive loss for the year	($3,399,442)	($6,489,209)	($14,870,688)	($13,022,169)	($2,784,810)
Loss from operations per share	($0.159)	($0.30)	($0.71)	($0.68)	($0.20)
Loss from continuing operations per share	($0.159)	($0.30)	($0.71)	($0.68)	($0.20)
Total assets	$15,224,722	$17,880,351	$24,384,800	$30,798,020	$11,978,824
Net assets	$13,505,838	$16,107,618	$22,758,444	$30,332,098	$11,899,236
Capital stock	$60,316,791	$59,518,839	$59,680,456	$52,469,422	$20,976,391
Number of shares	21,403,979	20,937,312	20,907,312	19,250,343	14,182,997
Dividends per common share	Nil	Nil	Nil	Nil	Nil
Diluted net (loss) per share	($0.16)	($0.30)	($0.71)	($0.68)	($0.20)

Canadian GAAP	Fiscal Year Ended November 30
	2009	2008	2007	2006	2005
Net operating revenue	Nil	Nil	Nil	Nil	Nil
Loss from operations	($3,364,852)	($6,489,209)	($7,916,250)	($11,630,209)	($2,832,810)
Loss from continuing operations	($3,364,852)	($6,489,209)	($7,916,250)	($11,630,209)	($2,832,810)
Comprehensive loss for the year	($3,364,852)	($6,489,209)	($7,916,250)	($11,630,209)	($2,832,810)
Loss from operations per share	($0.157)	($0.31)	($0.379)	($0.604)	($0.20)
Loss from continuing operations per share	($0.157)	($0.31)	($0.379)	($0.604)	($0.20)
Total assets	$15,224,722	$17,880,351	$24,384,800	$30,798,020	$11,978,824
Net assets	$13,505,838	$16,107,618	$22,758,444	$30,332,098	$11,899,236
Capital stock	$50,719,869	$49,956,797	$50,118,414	$49,775,818	$19,712,747
Number of shares	21,403,979	20,937,312	20,907,312	19,250,343	14,182,997
Dividends per share	Nil	Nil	Nil	Nil	Nil
Diluted net (loss) per share	($0.16)	($0.31)	($0.38)	($0.60)	($0.20)

Currency and Exchange Rates

Since June 1, 1970, the Government of Canada adopted a floating exchange rate to determine the value of the Canadian dollar as compared to the US dollar. On April 8, 2010, the exchange rate in effect for Canadian dollars exchanged for US dollars, expressed in terms of Canadian dollars was $1.0020. This exchange rate is based on the noon buying rates of the Bank of Canada, as obtained from the website www.bankofcanada.ca.

For the past five fiscal years ended November 30, 2009, and for the three month period between December 1, 2009, and February 28, 2010, the following exchange rates were in effect for Canadian dollars exchanged for US dollars, calculated in the same manner as above:

Period	Average
Year ended November 30, 2005	$1.2163
Year ended November 30, 2006	$1.1350
Year ended November 30, 2007	$1.0865
Year ended November 30, 2008	$1.0469
Year ended November 30, 2009	$1.1565

Period	Low	High
Month ended December 31, 2009	$1.0366	$1.0748
Month ended January 31, 2010	$1.0225	$1.0695
Month ended February 28, 2010	$1.0371	$1.0772

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

We have a history of losses.

We have incurred losses in our business operations since inception, and we expect that we will continue to lose money for the foreseeable future.  Since our incorporation on September 6, 1996, to November 30, 2009, we incurred losses determined under US GAAP totalling $46,810,663. Very few junior mining resource companies ever become profitable. Failure to achieve and maintain profitability may adversely affect the market price of our common stock.   There can be no assurance that we will achieve profitability in the future or at all.

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

Failure to obtain additional financing on a timely basis could cause us to forfeit all or a portion of our interests in the assets or rights now held by us and our ability to continue as a going concern ..   As described in Note 1 to our financial statements, our financial statements have been prepared on the assumption that we will continue as a going concern, meaning that we will continue in operation for the foreseeable future, and will be able to realize assets and discharge our liabilities in the ordinary course of operations.  There can be no assurance that we will be able to continue as a going concern.

If we do not obtain additional financing, our business will fail.

Our current operating funds are less than necessary to complete exploration of our mineral claims, and therefore we will need to obtain additional financing in order to complete our business plan.  As of November 30, 2009, we had $14,700,318 in cash on hand.  Cash on hand at the date of filing this Annual Report is approximately $14,000,000.

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

•

Experience and quality of management and geological consultants; and

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

Risks associated with our bid for Sterling Mining Company

On June 12, 2009, we announced our bid to acquire 100% of the issued and outstanding shares of Sterling Mining Company remaining after satisfaction of claims of its creditors and existing security holders under bankruptcy proceedings.  Sterling’s primary asset is the Sunshine Mine – a former producing silver mine which is now on a care and maintenance basis.  If our bid is accepted by the Court and the transaction completes, we intend, subject to financing, to re-commence production from the Sunshine Mine.  We have limited experience in operation of a producing mine.   None of our mineral properties in production and all or mining efforts to date have been exploratory in nature. If we are successful with this bid, we will need to make a number of changes to our personnel and infrastructure in order to allow us to engage in actual mining operations including hiring additional experienced personnel and making a number of changes in our operating structure.  There can be no assurance that we will be able to obtain the services of personnel with the requisite experience and skills on commercially favourable terms or at all or that we will be able to make the changes which are necessary to allow us successfully engage in such operations.

On or about March 8, 2010, we entered into an agreement with Kootenay Gold Inc. whereby we agreed to jointly participate with Kootenay in the bid for Sterling on a 50/50% basis with equal financial contributions by both parties. Completion of the transaction is subject to a number of conditions, including court and regulatory approval.  There can be no assurance that these conditions will be met and the acquisition will be completed on the terms set out in the bid or at all.  If the bid is accepted and the transaction completes, we will be required to pay a total of US$11,750,000, substantially reducing cash on hand.  In addition further cash will be required to re-commence production at Sterling’s Sunshine Mine, which is currently on care and maintenance, and to fund operations thereafter. While Kootenay has agreed to fund 50% of these costs, there can be no assurance that the Company and Kootenay will be successful in their bid for Sterling or, if successful, that Kootenay will contribute its share of funding necessary to allow it to participate in the bid or that it will thereafter provide additional operating capital, should such be required.  If Kootenay does not contribute such funds, we will have to obtain funds from equity financings or other sources, which we may not be able to do on favourable terms or at all.  Further, if the transaction does not complete, we may not be entitled to recover our transaction costs or other incidental expenditures.   See “Item 4 “Sterling Mining Company” and “Item 5 – B. Liquidity and Capital Resources”.  See also “Cautionary Note Regarding Forward Looking Statements”.

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

Differences in U.S. and Canadian reporting of reserves and resources

Our reserve and resource estimates are not directly comparable to those made in filings subject to SEC reporting and disclosure requirements, as the Company generally reports reserves and resources in accordance with Canadian practices. These practices are different from those used to report reserve and resource estimates in reports and other materials filed with the SEC.  It is Canadian practice to report measured, indicated and inferred resources, which are not permitted in disclosure filed with the SEC by United States issuers. In the United States, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves.

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

Our management, while experienced in business operations, has only limited experience in resource exploration.  During the 2008 fiscal year, we retained, on a consulting basis, the full-time services of a qualified geologist, Dr. Michael Bersch to act as the Company’s Chief Geologist.  While we try to hire and retain management with proper expertise, none of our directors or officers have any significant technical training or experience in resource exploration or mining despite their diverse business backgrounds.  Management may not be fully aware of the specific requirements related to working in mineral exploration, whether technical or operational.  Therefore, our managerial decisions and choices may not always reflect standard engineering or mineral exploration practices commonly used. We rely on the opinions of consulting geologists and mining experts that we retain from time to time for specific exploration projects or property reviews.

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

Our business activities are significantly affected by the prices of uranium, precious metals and base metals on international markets.  The price of minerals affects our ability to raise financing, the commercial feasibility of our properties, the future profitability of our properties should they be developed and our future business prospects. The prices of uranium, precious metals and base metals fluctuate widely and are affected by numerous factors beyond our control, including expectations with respect to the rate of inflation, the strength of the U.S. dollar and of other currencies, interest rates, and global or regional political or economic crisis.

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

The success of our operations and activities is dependent to a significant extent on the efforts and abilities of our management team, particularly our CEO, Tim Coupland.  Investors must be willing to rely to a significant extent on their discretion and judgment.  While we do maintain key-man employee insurance on Mr. Coupland to the extent reasonably available on normal commercial terms, the amount of coverage may not be adequate to compensate us for the full financial loss should we lose his services.

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

In accordance with mining industry practice, we attempt to acquire satisfactory title to our properties but have not obtained title insurance with the attendant risk that some titles, particularly titles to undeveloped properties, may be defective.  In accordance with mining industry practice, we have not obtained title insurance on the mineral claims held by us.  The Company carries out all normal procedures to obtain title and make a conscientious search of mining records to confirm that the Company has satisfactory title to the properties it has acquired by staking, purchase or option, and/or that satisfactory title is held by the optionor/owner of properties the Company may acquire pursuant to an option agreement, and/or that satisfactory title is held by the owner of properties in which the Company has earned a percentage interest in the property pursuant to a joint venture or other type of agreement.  However, the possibility exists that title to one or more of the claims held by the Company, or an optionor/owner, or the owner of properties in which the Company has earned a percentage interest, might be defective for various reasons.  The Company will take all reasonable steps to perfect title to any particular claims found to be in question or deficient.

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

Our activities are subject to extensive regulations governing various matters, including management and use of toxic substances and explosives, management of natural resources, exploration, development of mines, production and post-closure reclamation, exports, price controls, taxation, regulations concerning business dealings with indigenous peoples, labour standards on occupational health and safety, including mine safety, and historic and cultural preservation.

Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties, enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions, any of which could result in the Company incurring significant expenditures.  We may also be required to compensate those suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements.  It is also possible that future laws and regulations, or more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspension of our operations and delays in the exploration and development of its mineral properties.

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

Recent market events and conditions

Throughout 2009, the U.S. credit markets experienced serious disruption due to a deterioration in residential property values, defaults and delinquencies in the residential mortgage market (particularly, sub-prime and non-prime mortgages) and a decline in the credit quality of mortgage backed securities. These problems led to a slow-down in residential housing market transactions, declining housing prices, delinquencies in non-mortgage consumer credit and a general decline in consumer confidence. These conditions continued and worsened in early 2009, causing a loss of confidence in the broader U.S. and global credit and financial markets and resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by the U.S. and foreign governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially in early 2009. In addition, general economic indicators have deteriorated, including declining consumer sentiment, increased unemployment and declining economic growth and uncertainty about corporate earnings.

These unprecedented disruptions in the current credit and financial markets have had a significant material adverse impact on a number of financial institutions globally and have limited access to capital and credit for many companies. These disruptions could, among other things, make it more difficult to obtain, or increase the cost of obtaining, capital and financing for the operations.  Our access to additional capital may not be available on terms acceptable to us or at all.

General economic conditions

The recent unprecedented events in global financial markets have had a profound impact on the global economy. Many industries, including the mining industry, are impacted by these market conditions. Some of the key impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates, and tax rates may adversely affect our growth and profitability.  Specifically:

•

The global credit/liquidity crisis could impact the cost and availability of financing and our overall liquidity;

•

the volatility prices of base and precious metals may impact our potential revenues, profits and cash flow;

•

volatile energy prices, commodity and consumables prices and currency exchange rates may impact potential production costs; and

•

the devaluation and volatility of global stock markets may impact the valuation of our equity securities.

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

As of November 30, 2010 we will be required to provide an auditor’s attestation on the effectiveness of our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002.  Any adverse results from such attestation could result in a loss of investor confidence in our financial reports and have an adverse effect on the price of our shares of common stock.

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

As at March 29, 2010 there are currently options outstanding to purchase an additional 2,040,000 common shares and warrants to purchase an additional 466,667 common shares which upon exercise would result in a total of 23,910,646 common shares being issued and outstanding.

Our common stock is thinly traded.

The trading market for our shares is not always liquid. The market price of Alberta Star’s common shares has ranged from a high of $1.30 and a low of $0.50 during the twelve month period ended November 30, 2009.  Although our shares trade on the TSX Venture Exchange (“TSX-V”), FINRA Over-the-Counter Bulletin Board (“OTCBB”) and the Frankfurt Exchange (“QLD”), the volume of shares traded at any one time can be limited, and, as a result, there may not be a liquid trading market for our shares.

ITEM 4 – INFORMATION ON THE COMPANY

A.

History and Development of the Company

The Company was incorporated under the name “Alberta Star Mining Corp.” pursuant to the Business Corporations Act in the Province of Alberta, Canada by registration of our articles of incorporation and the issuance by the Registrar of Companies of a Certificate of Incorporation on September 6, 1996. On September 20, 2001, we consolidated our share capital such that every five common shares in our capital stock pre-consolidation were exchanged for one post-consolidation common share. Concurrently, we changed our name to “Alberta Star Development Corp.” On March 11, 2010, we consolidated our share capital such that every five common shares in our capital stock pre-consolidation were exchanged for one post-consolidation common share with no change to the Company name.

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

Sterling Mining Company – Sunshine Silver Mine, Idaho, USA

During the year ended November 30, 2009, the Company entered into an acquisition agreement with Sterling Mining Company (“Sterling”) to acquire a 100% interest in Sterling and its assets and provide for financing of Sterling’s ongoing operations (the “Agreement”).

Sterling is currently a debtor-in-possession in Chapter 11 Bankruptcy in the District of Idaho, U.S.A.  Sterling is engaged in the business of acquiring, exploring, developing and mining mineral properties primarily those containing silver and associated base and precious metals.  Sterling operates the Sunshine Silver Mine in Idaho and has exploration projects in Idaho, U.S.A.  Sterling was incorporated under the laws of the State of Idaho on February 3, 1903 and its common shares are currently listed on the OTCBB: SRLMQ and Frankfurt Stock Exchange: SMX.

The Agreement provides that Sterling file a Disclosure Statement (“Disclosure Statement”) in the bankruptcy proceedings.  The Disclosure Statement has been approved by the Court and contains a Plan of Reorganization for Sterling (the “Plan”).  The Plan of Reorganization proposed a bidding process for 100% of the remaining authorized, but un-issued, common stock of Sterling (after satisfaction of outstanding claims of its creditors and existing security holders).  The key dates for the sale process are as follows:

February 15, 2010

Due date for deposits and qualification of bidders

April 19, 2010

Due date for bids

April 21, 2010

Auction

May 3, 2010

Plan confirmation hearing and sale approval hearing

May 14, 2010

Sale closing date.

The Company is a qualified bidder and has submitted an offer to acquire 100% of the common shares of Sterling, on a fully diluted basis, (by subscription for the unissued common shares of Sterling remaining after satisfaction of all claims of Sterling creditors and existing security holders under bankruptcy proceedings) in exchange for US$10,500,000, subject to court approval and other conditions.  In addition, the Company has agreed to make available up to US$1,250,000 (US$250,000 per month) in interim term debtor-in-possession financing to Sterling, which amount will bear interest at a rate of 10% per annum, bringing the total value of the agreement to US$11,750,000.  The Agreement prohibits Sterling from soliciting or initiating any discussion regarding any other business combination or sale of material assets, contains provisions for the Company to match competing, unsolicited proposals and provides for a US$250,000 termination fee payable to the Company in certain circumstances.

The Agreement contains a number of conditions precedent to the obligations of the parties.  Unless all of such conditions are satisfied or waived by the party for whose benefit such conditions exist, to the extent that they may be capable of waiver, the proposed transaction will not proceed.  There is no assurance that the conditions will be satisfied or waived on a timely basis, or at all. Such conditions include: an order of the Court approving the Plan of reorganization of Sterling; all claims of all the creditors of Sterling are paid, satisfied, settled or compromised under the Plan of reorganization and that all other consents and approvals, including regulatory approvals, are obtained.

The Company upon meeting of the above referenced conditions, including the confirmation of a Chapter 11 Plan, will reconstitute the Sterling Board of Directors and make additions to senior management of Sterling.

On March 8, 2010, the Company entered into a letter agreement with Kootenay Gold Inc. (“Kootenay”), whereby the Company and Kootenay agreed to cooperate in a joint bid to acquire a 100% interest in Sterling and its assets, and provide for financing of Sterling’s continuing operations and development.  Under the terms of the agreement, Kootenay and the Company will participate equally in the bid and will thereafter become jointly responsible to fund and operate Sterling.

Sterling Mining Co.’s primary asset is the Sunshine Mine located near Coeur d'Alene, Idaho, USA, a large historical silver producer.  Sterling acquired its rights to the Sunshine Mine in 2003 and, after completing extensive rehabilitation of surface and underground facilities, commenced initial production in late 2007.  Sterling suspended production in September 2008 due to financial difficulties and filed for US Bankruptcy protection in March 2009.  The Sunshine Mine is currently not in production and is held on a care and maintenance basis.

If our offer to acquire Sterling shares is accepted by the Court, we intend, subject to financing, to re-commence production from the Sunshine Mine.  Under our agreement with Kootenay, we will jointly own an equal share of Sterling and will operate the Sunshine Mine on a mutually agreed co-operative basis.  In addition to funding the acquisition, further sums will be required to cover the cost of mine start up and commissioning costs and working capital requirements.  We anticipate that, if we are successful in the bid, we will fund these costs jointly with Kootenay, however, if we do not complete our proposed agreement with Kootenay, we will be required to raise additional funds to cover such anticipated expenses.  All of our other mineral properties are exploratory in nature and therefore this transaction, if successful, will require us to become engaged in actual mining operations, which will require us to make a number of changes to our operations and infrastructure including hiring additional staff and making certain changes in our management beyond that now maintained by us.  We intend to do so by selective hiring of experienced personnel and consultants in addition to those currently retained by Sterling, including a number of former Sterling employees.   The above transaction remains subject to court and regulatory approval and there can be no assurance that it will be completed on the terms contemplated or at all.  If the transaction does not complete, for any reason, we may be entitled, subject to court approval, to recover funds advanced to Sterling under the interim debtor-in possession financing structure, plus interest and may be entitled to a US$250,000 termination fee, but will not be entitled to recover our transaction costs or other incidental expenditures.  The foregoing contains a number of forward looking statements which are dependant in part upon a number of factors which are out of the control of the Company.  See “Cautionary Note Regarding Forward Looking Statements”.  See also “Risk Factors – Risks related to our bid for Sterling Mining Company”.

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

We are engaged in the exploration and acquisition of mineral properties in Canada, and specifically, hold all of our interests in the Northwest Territories. During the year ended November 30, 2009, we entered into an acquisition agreement with Sterling to acquire a 100% interest in Sterling and its assets and provide for financing of Sterling’s ongoing operations in Idaho.  The Agreement contains a number of conditions precedent to the obligations of the parties.  Unless all of such conditions are satisfied or waived by the party for whose benefit such conditions exist, to the extent that they may be capable of waiver, the proposed transaction will not proceed.  There is no assurance that the conditions will be satisfied or waived on a timely basis, or at all.

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

D.

Property, Plant and Equipment

We are engaged in the acquisition and exploration of mineral property interests in Canada, and specifically hold all of our current property interests within the Northwest Territories, Canada (Figures 1 and 2). What follows is a description of our current and former properties, including information on expenses for the years ended November 30, 2009, and, if applicable, November 30, 2008 and 2007. We have also included information on exploration work completed and, if applicable, planned for the upcoming fiscal year.

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

The Eldorado & Contact Lake IOCG & Uranium Projects 2010 Explorations Program

Management has determined that due to the remote location of the projects, high cost of exploration in Canada’s far north, the current depressed market conditions and volatile commodity prices, the exploration success risk/reward ratio for this property is high.  Accordingly, we decided to suspend field operations for the 2009 field season in order to conserve cash, but continued to study historical data and newly generated data to formulate a comprehensive exploration plan for the Property, which has not yet been completed..

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

Contact Lake Mineral Claims – Contact Lake, NT (Eldorado-Contact Lake Project)

During the year ended November 30, 2005, the Company acquired a 100% undivided right, title and interest, subject to a 1% net smelter return royalty (“NSR”), in five (5) mineral claims, totalling 1,801.82 ha (4,450.50 acres) located five miles southeast of Port Radium on Great Bear Lake, NT for cash payments of $60,000 (paid) and 60,000 common shares (issued and valued at $72,000) of the Company.  The Company may purchase the NSR for a one-time payment of $1,000,000.  The Company completed additional staking in the area in order to increase the project size to sixteen (16) contiguous claims, totalling 10,563.76 ha (26,103.52 acres).  Collectively, the properties are known as the Contact Lake Mineral Claims. (Figure 6).

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

		10,563.76

Figure 6

450000
460000
470000
7330000
7320000
N
W
E
S
Great Bear Lake
Breccia Island
CROSS FAULT
ECHO BAY
ELDORADO
Dowdell Point
Branson's Lodge
Mystery Island
Gossan Island
Echo Bay
F91865
BON 3
F91864
BON 2
F91863
BON 1
BONANZA
EL BONANZA
Southwest Arm
F91852
COBALT 1
F91853
COBALT 2
F91854
COBALT 3
F91861
BEN 1
F91856
COBALT 5
F91862
BEN 2
F91855
COBALT 4
Contact Lake
F91857
COBALT 6
Lease - #4748
Lease - #4751
Lease - #4750
Lease - #4749
0 1 2 4 6
Kilometers
Legend
Past Producing Mine
Leases
Claims
ALBERTA STAR DEVELOPMENT CORP.
ELDORADO - CONTACT LAKE PROJECT
Title:
Contact Lake
Leases and Claims
Scale: As Shown
Design:
Figure: 6
Date: Feb, 2009
Drawing: TERRACAD LTD.
Rev: NAD 83 Z 11

Our expenditures related to the Contact Lake Mineral Claims can be summarized as follows:

Cumulative amounts from inception to 30 November 2009		For the year ended 30 November 2009	For the year ended 30 November 2008	For the year ended 30 November 2007
	$	$	$	$

Exploration operating expenses
Amortization	272,162	65,497	122,091	84,574
Assaying and geochemical	412,906	1,097	93,816	126,745
Camp costs and field supplies	1,549,817	120,468	141,074	499,322
Claim maintenance and permitting	87,787	260	4,544	13,452
Community relations and government	215,000	19,153	70,930	50,603
Drilling	3,318,148	12,304	105,994	1,741,790
Equipment rental	200,831	-	3,750	75,693
Geology and engineering	665,122	28,682	227,902	171,399
Geophysics	16,643	-	16,643	-
Ortho-photography	199,451	-	-	103,306
Staking and line cutting	339,160	6,500	-	-
Surveying	1,473,493	-	-	336,349
Transportation and fuel	4,938,609	212,326	289,276	1,357,400
Wages, consulting and management fees	4,533,670	626,682	771,526	1,407,434

	18,222,799	1,092,969	1,847,546	5,968,067

Acquisition of mineral property interests	132,000	-	-	-

	18,354,799	1,092,969	1,847,546	5,968,067

Accessibility, Local Resources and Infrastructure

The best access to the area is from Yellowknife, NT, using charter fixed wing aircraft which can land at the 900 meter long unmaintained gravel airstrip at the western shore of Glacier Lake, which lies in the centre of the Eldorado-Contact Lake Project area.  A road extends west from the airstrip to the area of the Echo Bay and Eldorado Mines.  Bulk freight has also previously been mobilized by seasonal barging along the Mackenzie River, from Alberta to Tulita (Fort Norman), NT, on the western shore of Great Bear Lake.  When mining was active in the area, a barge service also operated along the Bear River from Tulita to Deline, and across Great Bear Lake to the various mining operations. Lake barging service is in limited operation.

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

Although the area immediately surrounding the property lacks any significant infrastructure, logistical support and supplies are available from Yellowknife.  There is no electricity available at the property site, but surface water is abundant within the property boundaries.  Established fishing camps on the eastern side of Great Bear Lake also provide some support.  The town of Yellowknife has a long history of mining, where the services of many experienced explorers can be obtained.  As well, personnel may be available from several smaller communities within the Great Bear Lake area.

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

In 2009, because of the significant decline in the price of uranium, coupled with the very high cost of exploration cost in the Northwest Territories, the Company carried out no on-site exploration activities, demobilized the field camp and placed it in storage and completed a review and summary report.

We have no work planned for these properties in 2010.

Port Radium – Glacier Lake Mineral Leases, NT (Eldorado-Contact Lake Project)

In 2005, the Company acquired a 100% undivided right, title and interest, subject to a 2% NSR in four (4) mineral leases, totalling 2,520.78 ha (6,229.00 acres) (the “Glacier Lake Mineral Leases”) located one mile east of Port Radium on Great Bear Lake, NT. For cash payments of $30,000 (paid) and 72,000 common shares (issued and valued at $72,000) of the Company.  The Company may purchase one-half of the NSR for a one-time payment of $1,000,000.

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

2,520.78

Figure 8

N
W
E
S
Great Bear Lake
455000
460000
CROSS FAULT
Lease - #4816
ECHO BAY
ELDORADO
7330000
Lease - #4815
(Formerly GLAC-1)
Lease - #4817
(Formerly WATT)
Branson's Lodge
Lease - #4818
(Formerly GLAC-2)
Gossan Island
7325000
Echo Bay
0
0.5
1
2
3
Kilometers
Southwest Arm
Legend
Past Producing Mine
Leases

ALBERTA STAR DEVELOPMENT CORP.		
ELDORADO - CONTACT LAKE PROJECT		
Title: Glacier Lake Leases		
Scale: As Shown	Design:	Figure: 8
Date: Feb, 2009	Drawing: TERRACAD LTD.	Rev: NAD 83 Z 11

Our expenditures related to the Port Radium – Glacier Lake Mineral Leases can be summarized as follows:

Cumulative amounts from inception to 30 November 2009		For the year ended 30 November 2009	For the year ended 30 November 2008	For the year ended 30 November 2007
	$	$	$	$

Exploration operating expenses
Amortization	26,894	8,371	10,727	7,796
Assaying and geochemical	197,313	-	54,136	143,177
Camp costs and field supplies	383,489	-	1,178	256,581
Claim maintenance and permitting	19,598	6,227	6,241	6,867
Community relations and government	21,472	-	-	21,472
Drilling	758,681	-	-	758,681
Equipment rental	58,038	-	-	45,643
Geology and engineering	69,879	-	36,206	33,673
Metallurgical studies	62,977	-	-	62,977
Ortho-photography	25,522	-	-	25,522
Staking and line cutting	88,335	-	-	88,335
Surveying	17,309	-	-	-
Transportation and fuel	5,029,890	-	344,031	3,754,918
Wages, consulting and management fees	840,723	-	159,905	505,775

	7,600,120	14,598	612,424	5,711,417
Acquisition of mineral property interests	102,000	-	-	-

Recovery of mineral property costs	(603,750)	-	-	(186,651)

	7,098,370	14,598	612,424	5,524,766

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
Date: Feb, 2009
Drawing: TERRACAD LTD.
Rev: NAD 83 Z 11

Eldorado South IOCG & Uranium Project, NT (Eldorado South Project)

During the year ended November 30, 2007, the Company staked sixteen (16) claims (the “Eldorado South Uranium Mineral Claims”), and four (4) additional claims (the “Eldorado West Uranium Mineral Claims”) located ten miles south of Eldorado uranium mine on the east side of Great Bear Lake, NT and 680 km (423 miles) north of the city of Yellowknife, NT, collectively known as the Eldorado South Uranium Project.  During the year ended November 30, 2009, fourteen claims were allowed to lapse.  The Eldorado South Uranium Project now consists of sixteen (16) mineral claims totalling 11,281.85 ha (27,878.62 acres) (Figure 10).

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

No work is planned by the Company on this property in 2010.

A summary of our claims can be found below:

Name	Tag Number	Size (ha)
PR 1	K06181	1,045.10
PR 2	K06182	1,045.10
PR 3	K06183	1,045.10
PR 4	K06194	1,045.10
PR 5	K06195	1,045.10
PR 8	K06198	1,045.10
PR 9	K06199	1,045.10
PR 11	K06201	480.77
PR 12	K06202	1,045.10
PR 13	K06203	1,045.10
PR 14	K06204	449.40
PR 15	K06205	41.80
PR 16	K06206	585.18
PR 18	K06208	94.09
PR 19	K06209	161.98
PR 20	K06210	62.73

		11,281.85

Figure 10

440000
450000
460000
470000
7330000
7320000
7310000
7300000
N
S
W
E
Great Bear Lake
CROSS FAULT
ECHO BAY
ELDORADO
Dowdell Point
Mystery Island
Gossan Island
Branson's Lodge
Breccia Island
Echo Bay
Southwest Arm
BONANZA
EL BONANZA
CONTACT LAKE
Contact Lake
Thompson Lake
Moody Lake
K06181
PR 1
K06182
PR 2
K06194
PR 4
K06195
PR 5
K06198
PR 8
K06199
PR 9
K06201
PR 11
K06209
PR 19
K06208
K06202
PR 12
K06206
PR 16
K06205
K06203
PR 13
K06204
PR 14
0 1 2 4 6 8
Kilometers
Legend
Past Producing Mine
Claims
ALBERTA STAR DEVELOPMENT CORP.
ELDORADO - CONTACT LAKE PROJECT
Eldorado South Mineral Claims
As Shown
10
March, 2010
TERRACAD LTD.
NAD 83 Z 11

Our expenditures related to the Eldorado South Uranium Project can be summarized as follows:

Cumulative amounts from inception to 30 November 2009		For the year ended 30 November 2009	For the year ended 30 November 2008	For the year ended 30 November 2007
	$	$	$	$
Exploration operating expenses
Camp costs and field supplies	27,967	-	8,989	18,978
Claim maintenance and permitting	17,153	10,762	916	5,475
Community relations and government	3,555	-	3,555	-
Equipment rental	2,623	-	1,778	845
Geology and engineering	301,883	71,193	118,858	111,832
Geophysics	3,000	-	-	3,000
Staking and line cutting	415,099	71,500	237,944	105,655
Transportation and fuel	176,011	2,230	171,561	2,220
Wages, consulting and management fees	278,323	48,942	210,381	19,000

	1,225,614	204,627	753,982	267,005

Port Radium - Crossfault Lake Mineral Claims, NT (Eldorado-Contact Lake Project)

In 2005, we acquired a 100% undivided right, title and interest, subject to a 2% NSR, in five mineral claims totalling 1,820.56 ha (4,498.68 acres) (the “Port Radium – Crossfault Lake Mineral Claims”) located north of Port Radium on Great Bear Lake, NT, for cash payments of $60,000 (paid) and 90,000 common shares (issued and valued at $297,000) of the Company.  The Company may purchase one-half of the NSR for a one-time payment of $1,000,000 (Figure 11).

We have no work planned on this property in 2010.

A summary of our claims can be found below:

Name	Tag Number	Size (ha)
GOSSAN 1	F91851	418.04
GOSSAN 2	F91858	418.04
CROSS	F91458	33.44
RAD 1	F91859	627.06
RAD 2	F91860	323.98
		1,820.56

Our expenditures related to the Crossfault Lake Property, can be summarized as follows:

Cumulative amounts from inception to 30 November 2009		For the year ended 30 November 2009	For the year ended 30 November 2008	For the year ended 30 November 2007
	$	$	$	$
Exploration operating expenses
Camp maintenance and permitting	682	-	682	-
Transportation and fuel	817	-	817	-
Wages, consulting and management fees	16,258	-	16,258	-
	17,757	-	17,757	-
Acquisition of mineral property interests	357,000	-	-	-

Recovery of mineral property costs	(12,645)	-	(12,645)	-

	362,112	-	5,112	-

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

Port Radium - Eldorado Uranium Mineral Claims, NT (Eldorado-Contact Lake Project)

In 2005, we entered into a lease agreement with South Malartic Exploration Inc. to purchase a 50% undivided interest, title and right in three mineral claims, totalling 106.53 ha (263.13 acres) (the “Eldorado Uranium Mineral Claims”) located at Port Radium on Great Bear Lake, NT, for a cash payment of $20,000 (paid) (Figure 12).

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

We have no work planned for this property in 2010.

A summary of our claims can be found below:

Name	Tag Number	Size (ha)
ELDORADO	Lease # 3032	30.32
ELDORADO	Lease # 3033	44.81
ELDORADO	Lease # 3034	31.40

		106.53

Our expenditures related to the Eldorado Uranium Mineral Claims can be summarized as follows:

	Cumulative amounts from inception to 30 November 2009	For the year ended 30 November 2009	For the year ended 30 November 2008	For the year ended 30 November 2007
	$	$	$	$

Exploration operating expense
Claim maintenance and permitting	1,052	526	-	526
Acquisition of mineral property interests	20,000	-	-	-

	21,052	526	-	526

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
Legend
Past Producing Mine
Leases

North Contact Lake Mineral Claims, NT (Eldorado-Contact Lake Project)

In  2006, we acquired a 100% right, interest and title, subject to a 2% NSR, in eleven mineral claims (the “North Contact Lake Mineral Claims”), for a payment of $75,000 cash (paid) and the issuance of 50,000 common shares of the Company (issued and valued at $182,500).  The Company may purchase one-half of the NSR for a one-time payment of $1,000,000.  The North Contact Lake Mineral Claims are situated north of Contact Lake on Great Bear Lake approximately 680 km (423 miles) north of Yellowknife, NT, totalling 6,305.22 ha (15,580.48 acres) (Figure 13).

The property is the northern extension of the Contact Lake Project and includes the Contact Lake – Echo Bay Stato-volcanic complex, having hundreds of known or recorded copper, gold, silver, nickel, cobalt, REE and high grade uranium occurrences identified in Proterozoic rocks.

We have no work planned for this property in 2010.

A summary of our claims can be found below:

Name	Tag Number	Size (ha)
EC 1	F98661	250.82
EC 2	F98662	940.59
EC 3	F98663	940.59
EC 4	F98664	587.35
EC 5	F98665	55.60
EC 6	F98666	192.30
EC 7	F98667	477.82
EC 8	F98668	1,045.10
EC 9	F98669	1,045.10
EC 10	F98670	731.57
EC 24	F98369	38.38

		6,305.22

Total expenditures related to the North Contact Lake Mineral Claims can be summarized as follows:

	Cumulative amounts from inception to 30 November 2009	For the year ended 30 November 2009	For the year ended 30 November 2008	For the year ended 30 November 2007
	$	$	$	$

Exploration operating expense
Camp costs and field supplies	1,034	-	1,034	-
Drilling	353,182	-	353,182	-
Transportation and fuel	9,606	-	9,606	-
Wages, consulting and management fees	13,012	-	13,012	-

	376,834	-	376,834	-
Acquisition of mineral property interests	257,500	-	-	-
	634,334	-	376,834	-

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

Longtom Property (Damp Claim Lease), NT

We hold a 50% undivided interest subject to a 2% NSR, totalling 355.34 ha (878.05 acres), in the Longtom Property (the “Longtom Property”) located about 350 km northwest of Yellowknife, NT.  The Longtom Property is registered in the name of the Company . (Figure 14).

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

A summary of our Damp mineral lease claim can be found below:

Claim Name	Tag Number	Size (ha)
DAMP	Mineral Lease # 3759	355.34

Figure 14

465000
470000
475000
N
W
E
S
7230000
7225000
7220000
7215000
Lease - # 3759
Damp Lease
Longtom Lake
Zebulon Lake
0
2,000
4,000
Meters
ALBERTA STAR DEVELOPMENT CORP.
Project Map
Title:
Longtom Claim Map
Scale: As Shown
Design: .
Figure: 14
Date: Mar, 2009
Drawing: TERRACAD LTD.
Rev: NAD 83 Z 11

Our expenditures related to the Longtom Property are summarized as follows:

	Cumulative amounts from inception to 30 November 2009	For the year ended 30 November 2009	For the year ended 30 November 2008	For the year ended 30 November 2007
	$	$	$	$

Exploration operating expenses
Assaying and geochemical	335	-	-	-
Camp costs and field supplies	147,024	-	-	-
Claim maintenance and permitting	2,679	893	-	893
Drilling	210,057	-	-	-
Geology and engineering	418,998	-	-	-
Transportation and fuel	322,529	-	-	-
Wages, consulting and management fees	200,899	-	10,626	-

	1,302,521	893	10,626	893

Recovery of mineral property costs	(52,497)	-	-	-

Sales of mineral property interests	(55,000)	-	-	-

Write-off of mineral properties and related costs	220,552	-	-	-

	1,415,576	893	10,626	893

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

No work is planned by the Company on this property in 2010.

Longtom Property (Target 1), NT

During the year ended  November 30, 2003, the Company acquired a 50% interest in a 710.67 ha (1,756.10 acres) mineral property located in the Longtom Lake area of the Northwest Territories for cash proceeds of $15,000 and 40,000 common shares of the Company valued at $56,000 (Figure 15).

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

A summary of our claim can be found below:

Claim Name	Tag Number	Size (ha)
TARGET 1	F71013	710.67

Total expenditures related to the Longtom Property (Target 1) can be summarized as follows:

	Cumulative amounts from inception to 30 November 2009	For the year ended 30 November 2009	For the year ended 30 November 2008	For the year ended 30 November 2007
	$	$	$	$

Exploration operating expenses
Geology and engineering	2,103	-	-	-
Wages, consulting and management fees	21,648	-	-	-

		-	-	-

Acquisition of mineral property interests	71,000	-	-	-

Recovery of mineral property costs	(3,530)	-	-	-

	91,221	-	-	-

No work is planned by the Company on this property in 2010.

Figure 15

465000
470000
475000
7235000
7230000
7225000
7220000
N
W
E
S
F71013
TARGET 1
Longtom Lake
Zebulon Lake
0
2,000
4,000
Meters
465000

ALBERTA STAR DEVELOPMENT CORP.

Project Map

Title:

Target 1 Claim Map

Scale: As Shown	Design: .	Figure: 15
Date: Mar, 2009	Drawing: TERRACAD LTD.	Rev: NAD 83 Z 11

MacInnis Lake Property, NT

In 2005, the Company acquired a 100% interest, subject to a 2% NSR, in twelve mineral claims (the “MacInnis Lake Uranium Claims”) and three additional mineral claims (the “Kult Claims”) located approximately 275 km southeast of Yellowknife, NT, collectively known as the MacInnis Lake Uranium Project. The acquisition was completed for cash proceeds of $100,000 (paid) and 130,000 common shares (issued and valued at $158,000) of the Company.  The MacInnis Lake Uranium Project now consists of fifteen mineral claims totalling 10,701.16 ha (26,431.87 acres) (Figure 16).

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

The Company was unable to obtain exploration permits from regulatory authorities in the Northwest Territories due to outstanding and ongoing First Nation land claim issues.  Max Resources terminated the agreement on January 18, 2010.  The Company does not plan further work on this property.

A summary of our claims can be found below:

Name	Tag Number	Size (ha)
KULT 2	F90257	1,045.10
KULT 3	F90258	1,045.10
KULT 4	F70809	836.08
KULT 5	F90260	1,045.10
INN 2	F79832	167.22
INN 3	F79833	250.74
INN 4	F79834	940.59
INN 5	F67474	1,045.10
INN 6	F79836	652.98
INN 7	F79837	1,024.20
INN 8	F79838	1,003.30
INN 9	F79839	42.20
INN 10	F79840	235.43
INN 11	F79808	1,024.00
INN 12	F79809	344.02
		10,701.16

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
Deposite Type
Unconformity Type Uranium
Vein / Shear Fracture-Fill Uranium in Granite
Soil or Lake Uranium Anomaly
Mineralized Gabbro Dyke
Development Stage
Drilled
Local Examination
Advanced Exploration
SYMBOLS:
Geological contact
Fault line
INN
Mineral Claims

ALBERTA STAR DEVELOPMENT CORP.			
MacInnis Lake Project			
TITLE: MacInnis Lake Property Map & Local Geology			
LOCATION:	MacInnis Lake - NWT	FIGURE :	16
DATE:	Mar, 2009	SCALE:	As Shown
DRAWN:	TerraCAD 2005	Datum:	NAD 83 Zone 11

Our expenditures related to the MacInnis Lake Property can be summarized as follows:

	Cumulative amounts from inception to 30 November 2009	For the year ended 30 November 2009	For the year ended 30 November 2008	For the year ended 30 November 2007
	$	$	$	$

Operating expenses
Claim maintenance and permitting	2,670	-	-	2,670
Geology and engineering	19,446	-	6,438	832
Surveying	323,117	-	-	110,092
Transportation and fuel	8,734	-	-	-
Wages, consulting and management fees	74,951	-	-	3,925

	428,918	-	6,438	117,519

Acquisition of mineral property interests	258,000	-	-	-

Recovery of mineral property costs	(480,540)	-	-	(130,792)

	206,378	-	6,438	(13,273)

ITEM 4A - UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The Company is engaged in the acquisition, exploration and development of resource properties. As we are currently in the exploration stage, we have had no operating revenue during the years ended November 30, 2009, 2008, and 2007. As of November 30, 2009, we have conducted exploration work on several properties located in the Northwest Territories, Canada.

This discussion and analysis of the operating results and financial position of our Company for the three years ended November 30, 2009, 2008, and 2007 should be read in conjunction with the financial statements and the related notes included in Item 17.  This section contains ‘forward-looking statements”.  See “Cautionary Note on Forward-Looking Statements”.

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

Financial Instruments and Other Instruments

Fair Value

The fair value of cash and cash equivalents, amounts receivable and accounts payable approximates their carrying value due to the short-term nature of these financial instruments.

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

A.

Operating Results

Year ended November 30, 2009 compared to year ended November 30, 2008

The Company incurred a net loss of $3,364,852 for the fiscal year ended November 30, 2009 as compared to a loss of $6,489,209  for fiscal 2008. The decrease in our net loss in the 2009 fiscal year over 2008 can be attributed to reduced exploration costs relating to our mineral property interests in the Northwest Territories, and in particular, to our Contact Lake Mineral Claims and Eldorado/Port Radium – Glacier Lake Mineral Claims, on which we spent a total of $1,092,969 (2008 - $1,847,546) and $14,598 (2008 - $612,424) respectively.  Our exploration program budget was reduced due to market conditions.  The decision was made to conserve capital until more favourable market conditions return.  This decrease was partially attributed to an increase in future income tax recovery to $104,590 from the $Nil recorded during fiscal 2008, a decrease in interest income during fiscal 2009 to $166,287 from the $767,768  earned during the prior fiscal period and a decrease in stock-based compensation, a non-cash expense, to $539,159 from the $548,070  incurred during fiscal 2008.

This decrease in development activities incurred a corresponding decrease in general and administration expenses for the year ended November 30, 2009 of $1,321,899; a total of $2,322,116 was spent in fiscal year 2009, as compared to $3,644,015 in the comparable period of 2008. There were notable decreases in the areas of advertising and promotion expenses (2009 - $30,649, 2008 - $265,378), salaries and benefits (2009 – $479,878, 2008 - $575,269), Part XII.6 tax (2009 - $7,392, 2008 - $711,124), legal and accounting expenses (2009 - $332,372, 2008 - $349,567) and transfer fees and shareholder information (2009 - $279,242, 2008 - $477,635).  There were several increases in the areas of filing and financing fees (2009 – $153,211, 2008 - $119,881), and meals and entertainment (2009 - $78,346, 2008 - $68,989).

Year ended November 30, 2008 compared to year ended November 30, 2007

The Company incurred a net loss of $6,489,209 for the fiscal year ended November 30, 2008 as compared to a loss of $7,916,250 for fiscal 2007. The decrease in our net loss in the 2008 fiscal year over 2007 can be attributed to reduced exploration costs relating to our mineral property interests in the Northwest Territories, and in particular, to our Contact Lake Mineral Claims and Eldorado/Port Radium – Glacier Lake Mineral Claims, on which we spent a total of $1,847,546 (2007 - $5,968,067) and $612,424 (2007 - $5,524,766) respectively.  Our exploration program budget was reduced due to market conditions.  The decision was made to conserve capital until more favourable market conditions return.  This decrease was partially attributed to a decrease in future income tax recovery to $Nil from the $7,123,638 recorded during fiscal 2007, a decrease in interest income during fiscal 2008 to $767,768 from the $1,279,560 earned during the prior fiscal period and a decrease in stock-based compensation, a non-cash expense, to $548,070 from the $1,970,027 incurred during fiscal 2007.

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

Year ended November 30, 2007 compared to year ended November 30, 2006

The Company incurred a net loss of $7,916,250 for the fiscal year ended November 30, 2007 as compared to a loss of $11,630,209 for fiscal 2006. The decrease in our net loss in the 2007 fiscal year over 2006 can be attributed mainly to the increase in future income tax recovery to $7,123,638 from the $1,429,960 recorded during fiscal 2006, an increase in interest income during fiscal 2007 to $1,279,560 from the $802,010 earned during the prior fiscal period and a decrease in stock-based compensation, a non-cash expense, to $1,970,027 from the $3,237,869 incurred during fiscal 2006.  Our exploration costs increased slightly from $9,447,131 in 2006 to $11,747,984 in 2007.  Our mineral property interests in the Northwest Territories, and in particular, the Contact Lake Mineral Claims and Eldorado/Port Radium – Glacier Lake Mineral Claims, included exploration costs of $5,968,067 (2006 - $8,359,925) and $5,524,766 (2006 - $844,582).

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

B.

Liquidity and Capital Resources

General

Since incorporation, the Company has financed its operations almost exclusively through the sale of common shares to investors. As the Company is a mining exploration and development company with no producing resource properties, it does not generate operating income or cash flow from business operations. Until a significant body of ore is found, working capital requirements are minimal, and the Company expects to continue to finance operations through the sale of equity in fiscal 2010. There is no guarantee that the Company will be successful in arranging financing on acceptable terms.  See “Cautionary Note on Forward-Looking Statements”.

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

As at November 30, 2009, the Company had cash and cash equivalents on its balance sheet of $14,700,318 and working capital of $13,132,754 as compared to cash and cash equivalents on its balance sheet of $17,367,576 and working capital of $15,655,748 at November 30, 2008.  The reduction in cash and cash equivalents and working capital of $2,667,258 and $2,522,994, respectively, is in part due to annual exploration expenditures and general and administrative costs.

During the year ended November 30, 2009, the Company received $350,000 from the issuance of 466,667 flow-through units at a price of $0.75 per unit.  These funds were spent on Canadian mineral exploration expenditures before December 31, 2009.  As at March 29, 2010, the Company has cash and cash equivalents of approximately $14,000,000 on its balance sheet.

The Company believes that this is sufficient to fund its currently planned exploration and administrative budget through the balance of fiscal 2010.   During the fiscal year ended November 30, 2009, we offered to subscribe for unissued common shares of  Sterling Mining Company -which is currently in Bankruptcy – giving us 100% of the its common shares remaining after satisfaction of claims of its creditors and existing security holders under bankruptcy proceedings. We also agreed to advance up to US$1,250,000 to Sterling under interim debtor-in possession financing.  Completion of his transaction is subject to a number of conditions, including granting of a final Court order authorizing the agreement, a number of which are out of our control.   If the transaction completes, we will pay a total of US$11,750,000 in this transaction, substantially reducing cash on hand.  We will also be required to obtain additional funds in order to re-commence production at Sterling’s Sunshine Mine, which is currently on care and maintenance, as well as requiring additional working capital in order to sustain an ongoing mining operation.  We have entered into an agreement with Kootenay Gold Inc. whereby Kootenay and the Company will jointly participate in the bid for Sterling on a 50/50% basis with equal financial contributions by both parties. Kootenay, would then also become equally responsible for providing its share of any capital necessary to fund such operations, There can be no assurance that the Company and Kootenay will be successful in their bid for Sterling or, if successful, that Kootenay will contribute its share of funding necessary to allow it to participate in the bid or that it will thereafter provide additional operating capital, should such be required.  If Kootenay does not contribute such funds, we would have to obtain funds from equity financings or other sources.  Completion of the acquisition will use a significant portion of our finds on hand and will require us to raise additional capital to fund Sterlings’ operations.  These funding requirements will be significantly increased if Kootenay does not contribute its share of funds contemplated under the agreement.  Accordingly, the foregoing transactions, should they complete, may have a significant impact on our liquidity and capital resources, the amount and significance of which cannot be accurately quantified or predicted at this time.  See “Item 4 – Information on the Company – Sterling Mining Company- Sunshine Silver Mine, Idaho, USA” and “Risk Factors – Risks related to our bid for Sterling Mining Company”.  See also, “Cautionary Note Regarding Forward Looking Statements”.

Recently, the poor conditions in the U.S. housing market and the credit quality of mortgage backed securities continued and worsened in early 2009, causing a loss of confidence in the broader U.S. and global credit and financial markets and resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions.  These disruptions in the current credit and financial markets have had a significant material adverse impact on a number of financial institutions and have limited access to capital and credit for many companies. These disruptions could, among other things, make it more difficult to obtain, or increase the cost of obtaining, capital and financing for the operations.   Our access to additional capital may not be available on terms acceptable to us or at all.

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

We do not have any loans outstanding at this time.

Financing Activities

A summary of the components of the funds raised in 2009 and the two prior years is as follows:

	2009 $	2008 $	2007 $
Issuance of common shares	-	-	-
Issuance of flow-through shares	350,000	-	-
Warrants exercised	-	-	5,183,706
Options exercised	-	30,000	320,000
	350,000	30,000	5,503,706

The particulars of all capital raising transactions for the last two years are detailed below. Proceeds of these financings have been used for exploration and for development expenditures (only when and if warranted) in connection with our mineral projects, for working capital and for acquisition of additional projects.

1.

During the year ended November 30, 2009, the Company issued 100,000 stock options to consultants of the Company with an exercise price of $1.00 per share.  The 100,000 options vest in four equal quarters starting March 4, 2010.  All options in this series expire November 3, 2014.

2.

During the year ended November 30, 2009, the Company issued 790,000 stock options to directors, officers, employees and consultants of the Company with an exercise price of $1.00 per share.  A total of 720,000 options vested immediately upon issuance and the remaining 70,000 options vest in four equal quarters starting November 3, 2009.  All options in this series expire July 2, 2014.

3.

During the year ended November 30, 2009, the Company issued 466,667 units at a price of $0.75 per unit.  Each unit consists of one flow-through common share and one non flow-through share purchase warrant.  Each whole share purchase warrant entitles the holder to purchase an additional common share at a price of $0.90 up to December 12, 2010.

4.

During the year ended November 30, 2009, 480,000 stock options with an exercise price of $3.00 per share expired.  As at November 30, 2009, no stock options in this series remain outstanding.

5.

During the year ended November 30, 2009, 65,000 stock options with an exercise price of $4.25 per share were cancelled.  As at November 30, 2009, 575,000 stock options in this series remain outstanding.

6.

During the year ended November 30, 2009, 125,000 stock options with an exercise price of $1.75 per share were cancelled.  As at November 30, 2009, 555,000 stock options in this series remain outstanding.

7.

During the year ended November 30, 2008, the Company issued 30,000 common shares valued at a price of $1.00 per share upon the exercise of previously outstanding stock options.  As at November 30, 2008, a total of 10,000 stock options expired.  As at November 30, 2008, no stock options in this series remain outstanding.

8.

During the year ended November 30, 2008, 10,000 stock options with an exercise price of $4.25 per share expired.  As at November 30, 2008, 640,000 stock options in this series remain outstanding.

9.

During the year ended November 30, 2008, a total of 638,000 share purchase warrants valued at a price of $10.75 per share expired.  As at November 30, 2008, no share purchase warrants in this series remain outstanding.

10.

During the year ended November 30, 2008, a total of 101,659 agent compensation warrants valued at a price of $11.00 per share expired.  As at November 30, 2008, no agent compensation warrants in this series remain outstanding.

11.

During the year ended November 30, 2008, the Company issued 700,000 stock options to directors, officers, employees and consultants of the Company.  Of the options issued, 680,000 were issued with an exercise price of $1.75 and the remaining 20,000 were issued with an exercise price of $5.00.  A total of 605,000 options vested immediately upon issuance and the remaining 95,000 options vest in four equal quarters starting December 1, 2008.  All options in this series expire July 31, 2011.

12.

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

Capital Expenditure Commitments

At November 30, 2009, we were not party to any capital expenditure commitments other than the potential Sterling Silver mine acquisition of US$11,750,000.

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

F.

Tabular Disclosure of Contractual Obligations

In the year ended November 30, 2009, we were not party to any agreements or arrangements which gave rise to any contractually obligated payments.  We are party to an agreement with Sterling Mining Company to subscribe for all of its issued and outstanding shares after satisfaction of claims under ongoing bankruptcy proceedings which, if accepted by the Court and completed, would require us to pay the sum of US$ 11,750,000 in consideration therefore, however such obligation remains subject to court approval and a number of other conditions which remain outstanding as of the date of filing of this Annual Report.

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

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

Directors

Name of Director	Age	Date of First Election or Appointment
Tim Coupland	51	September 14, 2000
Robert Hall	32	September 27, 2006
Stuart Rogers	53	March 1, 2007
Brian Morrison	28	September 5, 2008
Edward Burylo	66	December 17, 2008

Executive Officers and Management

Name of Officer	Age	Office
Tim Coupland	51	President, Chief Executive Officer
Gordon Steblin	50	Chief Financial Officer
Robert Hall	32	Director, Manager of Field Operations

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

Mr. Coupland has over 20 years of business experience with both public and private companies and has been involved in both debt and equity financings of up to $60 million dollars. He brings expertise in raising equity capital and then assembling highly seasoned teams of professionals, consultants, financial consultants and mineral exploration advisors who have proven track records in financing, negotiation and promotion required to secure and develop successful mineral exploration projects. Mr. Coupland oversaw the rigorous permitting process with regulatory authorities responsible for issuing land use permits, water licences and conducting environmental assessments for the Eldorado & Contact Lake projects in Canada's Northwest Territories. Mr. Coupland was the lead negotiator who secured the impacts and benefits agreement with the Sahtu-Dene First Nations on their traditional Territories. Renowned as a company builder, he has been instrumental in acquiring key land packages and then permitting these land packages for exploration.

He brings a wealth of technical and financial experience as well as long-term business relationships with many First Nations, Inuit and Métis groups operating in Canada's Northwest Territories.

Mr. Coupland has a Bachelor's Degree in Geography from Simon Fraser University.

Gordon Steblin, Chief Financial Officer

Mr. Steblin obtained a Bachelor of Commerce degree in 1983 from the University of British Columbia (UBC), and in 1985 he became a Certified General Accountant. Mr. Steblin has over 20 years of financial experience in the junior mining/exploration sector. Mr. Steblin was previously the Chief Financial Officer of CanAlaska Uranium Ltd., El Nino Ventures Inc. and Pacific North West Capital Corp.  Mr. Steblin is currently the Chief Financial Officer of Freegold Ventures Limited, Dynamic Gold Corp. and Next Gen Metals Inc.

Robert Hall, Director, Manager of Field Operations

In September 2006, Robert Hall joined Alberta Star as a director. Mr. Hall has successfully managed Phase 1, 2 and 3 drilling on the Eldorado & Contact Lake Projects .  Mr. Hall also acts as a director and officer of Arctic Hunter Uranium Inc. which trades on the CNSX and Dynamic Gold Corp., a company trading on the FINRA OTC Bulletin Board.  Mr. Hall holds a Bachelor's degree in Education from the University of British Columbia.

Stuart Rogers, Director

A director since March 2007, Stuart Rogers has been involved in the venture capital community since 1987.  He is the President and founder of West Oak Capital Group, Inc., a privately held investment banking firm specializing in the early stage finance of technology and resource projects through the junior capital markets in Canada and the United States, and has served as a director of client companies listed on the TSX Venture Exchange, the Toronto Stock Exchange, NASDAQ Small Capital Market and FINRA OTC Bulletin Board.   Mr. Rogers is the President of MAX Resource Corp. and serves as a director and Chief Financial Officer of Prophecy Resource Corp. and TerraX Minerals Inc.

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

B.

Compensation

We are required, under applicable securities legislation in Canada, to disclose to our shareholders details of compensation paid to our directors and members of our administrative, supervisory or management bodies.  The following fairly reflects all material information regarding compensation paid to our directors and members of our administrative, supervisory or management bodies in our fiscal year ended November 30, 2009.

We currently pay $1,000 per month to our directors for their services in their capacity as directors.  The board of directors may award special remuneration to any director undertaking any special services on our behalf other than services ordinarily required of a director. Other than indicated below, no director received any compensation for his or her services as a director, including committee participation and/or special assignments.

2009 Summary Compensation Table

NAME AND PRINCIPAL POSITION	ANNUAL COMPENSATION			LONG-TERM COMPENSATION
	Salary	Bonus	Other Annual Compensation	Awards		LTIP payouts	Other
				Restricted Stocks	Options/ SARs(1)
Tim Coupland : President, Chief Executive Officer and Director	$300,000	$50,000	-	Nil	340,000	Nil	Nil
Chantal Schutz: (resigned 12/17/08) Former CFO and Corporate Secretary		/Nil	$13,875(2)	Nil	Nil	Nil	Nil
Gord Steblin: CFO		/Nil	$59,001(3)	Nil	50,000	Nil	Nil
Robert Hall: Manager of Field Operations and Director	$80,000	$25,000	-	Nil	50,000	Nil	Nil
Stuart Rogers: Director		Nil	$27,000(4)	Nil	50,000	Nil	Nil
Brian Morrison (appointed Sept. 5, 2008) Director		Nil	$17,000(4)	Nil	30,000	Nil	Nil
Edward Burylo (appointed Dec. 17, 2008) Director		Nil	$10,000(4)	Nil	50,000	Nil	Nil
Notes:
(1)	“Securities Under Options/SARs Granted” are grants made under the stock option plan of the Company. “SAR” means stock appreciation rights.
(2)	Fee paid to a company controlled by Ms. Schutz for accounting services.
(3)	Fee paid to a company controlled by Mr. Steblin for accounting services.
(4)	These amounts are directors fees paid to entities controlled by the named director.

In accordance with our stock option plan, summarized below, we award the above members of the board of directors with the annual compensation, in the form of employee incentive stock options, as is set forth beside their names. Each option is exercisable from $1.00 to $4.25 per common share, exercisable for a maximum period of up to five years, excepting those terms, found below.

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

The directors hold office until the next annual general meeting of the shareholders, at which time they may stand for re-election. We are required to hold an annual general meeting within fifteen months from the last annual general meeting.  Our most recent annual general meeting was held on February 8, 2010.

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

The specific functions and responsibilities of the audit committee are set forth in our audit committee charter. We have determined that Stuart Rogers qualifies as an audit committee financial expert, pursuant to SEC regulations and section 803 of the NYSE AMEX company guide.  Members of the audit committee satisfy the financial literacy requirements for audit committee members under the SEC rules and regulations.  We have determined that Messrs. Morrison, Durylo and Rogers are independent directors in accordance with Rule 10A3 under the Securities Exchange Act of 1934 and Section 803 of the NYSE AMEX Company Guide.

In order to act in a forward-thinking manner, our board of directors intends to elect in 2010 a compensation committee, whose members will include members of the audit committee, to complete the following functions, among others:

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

D.

Employees

At the end of the fiscal year ended November 30, 2009, the Company had three employees consisting of the Chief Executive Officer, Manager of Field Operations and an office assistant.  All employees were located in British Columbia.  We hire contractors on an as-needed basis for geological services and other trades and when required, we have retained geological and other consultants to conduct work programs on our mineral property interests.

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

E.

Share Ownership

Our directors and officers beneficially own the following shares as of the date of this Annual Report having given effect to a 5 old for 1 new share consolidation on March 11, 2010:

Common Shares

Director or Officer	Number of Common Shares Owned(1)	Percentage of Outstanding (%)(1)(2)
Tim Coupland(3)	1,667,827	7.79
Brian Morrison(4)	35,800	0.17
Edward Burylo(5)	53,800	0.25
Stuart Rogers(6)	119,000	0.56
Robert Hall(7)	149,900	0.70
Gord Steblin(8)	50,000	0.23
Notes:
(1)

Shares of common stock subject to options or warrants currently exercisable, or exercisable within 60 days of March 20, 2010, are deemed outstanding for purposes of computing the percentage ownership of the person holding such option or warrants, but are not deemed outstanding for purposes of computing the percentage ownership of any other person.

(2)	Percentages are based on 21,403,979 shares of common stock issued and outstanding as of March 20, 2010 unless otherwise noted.
(3)

Includes 900,000 common shares Tim Coupland has the right to acquire pursuant to outstanding stock options and 100,000 warrants which are exercisable within 60 days of March 20, 2010.  Tim Coupland holds 611,795 shares directly, 900,000 stock options and 100,000 warrants and T8X Capital Ltd., of which Tim Coupland is a 100% owner, holds 56,032 shares.

(4)	Includes 5,800 common shares and 30,000 common shares Brian Morrison has the right to acquire pursuant to outstanding stock options which are exercisable.
(5)	Includes 3,800 common shares and 50,000 common shares Edward Burylo has the right to acquire pursuant to outstanding stock options which are exercisable.

(6)	Includes 4,000 common shares and 115,000 common shares Stuart Rogers has the right to acquire pursuant to outstanding stock options which are exercisable.
(7)	Includes 34,900 common shares and 115,000 common shares Robert Hall has the right to acquire pursuant to outstanding stock options which are exercisable.
(8)	Includes 50,000 common shares Gord Steblin has the right to acquire pursuant to outstanding stock options which are exercisable.

Stock Options

The following incentive stock options are currently outstanding to our directors and officers having given effect to a 5 old for 1 new share consolidation on March 11, 2010:

Shares that may be Purchased Upon Exercise of Stock Options

Director or Officer	Number of Common Shares	Exercise Price ($)	Expiry Date
Tim Coupland	300,000	4.25	November 7, 2010
	260,000	1.75	July 31, 2011
	340,000	1.00	July 2, 2014
Brian Morrison	30,000	1.00	July 2, 2014
Edward Burylo	50,000	1.00	July 2, 2014
Stuart Rogers	30,000	4.25	November 7, 2010
	35,000	1.75	July 31, 2011
	50,000	1.00	July 2, 2014
Robert Hall	30,000	4.25	November 7, 2010
	35,000	1.75	July 31, 2011
	50,000	1.00	July 2, 2014
Gord Steblin	50,000	1.00	July 2, 2014

At the 2009 annual general meeting of our shareholders, held on February 8, 2010, our company’s stock option plan was proposed, and approved, and subsequently filed with the TSX-V.

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

ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

We are a publicly-held corporation, with our common shares held by residents of Canada, the United States of America and other countries. As of the date of filing this Annual Report, we are authorized to issued an unlimited number of common shares without par value, of which 21,403,979 common shares were issued and outstanding and unlimited number of preferred shares without par value, of which no preferred share was issued and outstanding.

As of the date of this report, there are no shareholders known to us that are beneficial owners of more than 5% of our common shares.

Changes in Ownership Percentage

There were no significant changes over the last three years in the percentage of the issued share capital for the Company held by major shareholders, either directly or by virtue of ownership of our common shares.

Identity of Person or Group(1)	2009	2008	2007
Tim Coupland(3)	<5%	<5%	<5%
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

(2)

Percentages are based on in: (1)  2009:  21,403,979 shares of common stock issued and outstanding as of  March 29, 2010; (2)  2008:  21,403,979 shares of common stock issued and outstanding as of  March 20, 2009; (3)  2007: and 20,907,312 shares of common stock issued and outstanding as of April 4, 2008;  unless otherwise noted.

(3)

Tim Coupland holds 1,667,827 common shares (7.79%) including 900,000 common shares, the right to acquire pursuant to outstanding stock options and 100,000 warrants which are exercisable within 60 days of March 20, 2010.  Tim Coupland holds 611,795 shares directly, 900,000 stock options and 100,000 warrants and T8X Capital Ltd., of which Tim Coupland is a 100% owner, holds 56,032 shares.

1,667,827	7.79

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

Geographic Breakdown of Shareholders

The following lists the geographical distribution of shareholders at February 28, 2010:

	Number of registered
Location	shareholders	Number of shares
Canada	17	21,217,747
United States	16	156,172
Other	5	30,060
Total	38	21,403,979

Shares registered in intermediaries were assumed to be held by residents of the same country in which the clearing-house was located.

Change of Control

There are no arrangements for which through their operation, at a subsequent date, may result in a change in our control.

CONTINGENCIES

The Company is aware of no contingencies or pending legal proceedings as of March 29, 2010.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements that would require disclosure.

B.

Related Party Transactions

TRANSACTIONS WITH RELATED PARTIES

The Company’s board of directors consists of Tim Coupland, Robert Hall, Brian Morrison, Edward Burylo and Stuart Rogers.  Tim Coupland is the Company’s President and Chief Executive Officer, Robert Hall is the Company’s Manager of Field Operations and  Gord Steblin is the Company’s Chief Financial Officer.  The Company paid or accrued amounts to related parties as follows:

	For the Year Ended November 30
	2009	2008	2007
Secretarial fees paid to an individual related to Mr. Tim Coupland(1)	15,000	15,000	8,500
Management fees paid to a company controlled by Mr. Tim Coupland	50,000	50,000	117,500
Director fees paid to a company controlled by Mr. Robert Hall(1)	25,000	25,000	14,000
Director fees paid to Mr. Stuart Rogers	27,000	32,000	9,000
Director fees paid to Mr. Edward Burylo	10,000	-	-
Director fees paid to Mr. Brian Morrison	17,000	3,000	-
Accounting fees paid to a proprietorship controlled by Ms. Chantal Schutz(1)	13,875	-	-
Accounting fees paid to a company controlled by Mr. Gord Steblin	59,001	-	-
Salaries and benefits paid to directors and/or officers of the Company(1)	479,878	575,269	397,982
	$696,754	$700,269	$546,982

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

At present, the Company is a party to the following potential acquisition agreement with Sterling Mining Company.

Sterling Mining Company – Sunshine Silver Mine, Idaho, USA

During the year ended 30 November 2009, the Company entered into an acquisition agreement with Sterling Mining Company (“Sterling”) to acquire a 100% interest in Sterling and its assets and provide for financing of Sterling’s ongoing operations (the “Agreement”).

Sterling is currently a debtor-in-possession in Chapter 11 Bankruptcy in the District of Idaho, U.S.A.  Sterling is engaged in the business of acquiring, exploring, developing and mining mineral properties primarily those containing silver and associated base and precious metals.  Sterling operates the Sunshine Silver Mine in Idaho and has exploration projects in Idaho, U.S.A.  Sterling was incorporated under the laws of the State of Idaho on February 3, 1903 and its common shares are currently listed on the OTCBB: SRLMQ and Frankfurt Stock Exchange: SMX.

The Agreement provides that Sterling must make an application for reorganization to the Court on or before December 15, 2009 and receive an Order confirming the Plan on or before February 28, 2010, staying all claims and actions against Sterling and its assets and whereby the Company will subscribe for unissued common shares remaining after satisfaction of claims of creditors representing 100% of the issued and outstanding common shares of Sterling, on a fully diluted basis, in exchange for US$10,500,000.  In addition, the Company has agreed to make available up to US$1,250,000 (US$250,000 per month) in interim term debtor-in-possession financing to Sterling, which amount will bear interest at a rate of 10% per annum, bringing the total value of the agreement to US$11,750,000.  The Agreement prohibits Sterling from soliciting or initiating any discussion regarding any other business combination or sale of material assets, contains provisions for the Company to match competing, unsolicited proposals and provides for a US$250,000 termination fee payable to the Company in certain circumstances.

The Agreement contains a number of conditions precedent to the obligations of the parties.  Unless all of such conditions are satisfied or waived by the party for whose benefit such conditions exist, to the extent that they may be capable of waiver, the proposed transaction will not proceed.  There is no assurance that the conditions will be satisfied or waived on a timely basis, or at all. Such conditions include: an order of the Court approving the Plan of reorganization of Sterling; all claims of all the creditors of Sterling are paid, satisfied, settled or compromised under the Plan of reorganization and that all other consents and approvals, including regulatory approvals, are obtained.  The Company also entered into an agreement On March 8, 2010 with Kootenay Gold Inc. providing for joint participation by Kootenany in the bid and a joint obligation to fund the bid on an equal basis.

The Company upon meeting of the above referenced conditions, including the confirmation of a Chapter 11 Plan, will reconstitute the Sterling Board of Directors and make additions to senior management of Sterling.  See “Item 4 – Information on the Company – Sterling Mining Company- Sunshine Silver Mine, Idaho, USA”.  See also, “Cautionary Note Regarding Forward Looking Statements”.

The amounts charged to us for the services provided have been determined by negotiation among the parties, and in certain cases, are covered by signed agreements. It is the position of management that these transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

Other than disclosed herein, no director or senior officer, and no associate or affiliate of the foregoing persons, and no insider has or has had any material interest, direct or indirect, in any transactions, or in any other proposed transaction, during the year ended November 30, 2009.

C.

Interests of Experts and Counsel

Not applicable.

ITEM 8 - FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

Financial Statements

As required, we have included the following (see “Item 17”), as audited by an independent auditor and accompanied by an audit report, as of November 30, 2009:

•

Balance sheets as at November 30, 2009 and 2008;

•

Statements of loss, comprehensive loss and deficit for the fiscal years ended November 30, 2009, 2008, 2007 and cumulative from inception to November 30, 2009;

•

Statements of cash flows for the fiscal years ended November 30, 2009, 2008, 2007 and cumulative from inception to November 30, 2009;

•

Statements of changes in shareholders’ equity; and

•

Related notes and schedules.

Legal Proceedings

We are not involved in any litigation or legal proceedings and to our knowledge, no material legal proceedings involving us are to be initiated against us.

Dividends

We have never paid any dividends and do not intend to pay any dividends in the near future.

B.

Significant Changes

Since the fiscal period ended November 30, 2009, no changes have taken place which may materially affect the interpretation of our company’s financial statements.

ITEM 9 - THE OFFER AND LISTING

A.

Offer and Listing Details

Our common shares trade on the TSX-V under symbol “ASX”, on the OTCBB under symbol “ASXSD” and on the Frankfurt Exchange under symbol “QLD”. Our shares have traded on the TSX-V, and on its predecessor, the Alberta Stock Exchange, since December 5, 1997. The following table sets forth the high and low closing prices in Canadian funds of our common shares traded on the TSX-V and its predecessor:

Period	High	Low
December 1, 2004 to November 30, 2005	$4.80	$0.90
December 1, 2005 to November 30, 2006	$13.80	$3.00
December 1, 2006 to November 30, 2007	$13.10	$2.90
December 1, 2007 to November 30, 2008	$3.45	$0.60
December 1, 2008 to November 30, 2009	$1.30	$0.50
Period	High	Low
December 2007 to February 2008	$3.45	$1.78
March 2008 to May 2008	$2.45	$1.60
June 2008 to August 2008	$1.95	$1.20
September 2008 to November 2008	$1.30	$0.60
December 2008 to February 2009	$1.00	$0.50
March 2009 to May 2009	$1.20	$0.60
June 2009 to August 2009	$1.30	$0.65
September 2009 to November 2009	$0.95	$0.65
December 2009 to February 2010	$1.20	$0.70

Period	High	Low
August 2009	$0.80	$0.65
September 2009	$0.90	$0.65
October 2009	$0.90	$0.65
November 2009	$0.95	$0.80
December 2009	$1.20	$0.75
January 2010	$1.10	$0.80
February 2010	$0.80	$0.70

Our common shares have been quoted for trading on the OTCBB since July 16, 2002; no trades in our common shares occurred on this quotation system until January 29, 2003. The following sets forth the high and low closing prices in United States funds of our common shares traded on the OTCBB since this date:

Period		High		Low
December 1, 2004 to November 30, 2005	US$	4.10	US$	0.60
December 1, 2005 to November 30, 2006	US$	12.25	US$	2.58
December 1, 2006 to November 30, 2007	US$	11.40	US$	2.80
December 1, 2007 to November 30, 2008	US$	3.50	US$	0.50
December 1, 2008 to November 30, 2009	US$	1.10	US$	0.40

Period		High		Low
December 2007 to February 2008	US$	3.50	US$	1.75
March 2008 to May 2008	US$	2.50	US$	1.55
June 2008 to August 2008	US$	1.95	US$	1.05
September 2008 to November 2008	US$	1.20	US$	0.50
December 2008 to February 2009	US$	0.90	US$	0.40
March 2009 to May 2009	US$	1.05	US$	0.45
June 2009 to August 2009	US$	1.10	US$	0.50
September 2009 to November 2009	US$	0.90	US$	0.55
December 2009 to February 2010	US$	1.20	US$	0.60

Period		High		Low
August 2009	US$	0.80	US$	0.50
September 2009	US$	0.85	US$	0.55
October 2009	US$	0.85	US$	0.60
November 2009	US$	0.90	US$	0.75
December 2009	US$	1.20	US$	0.70
January 2010	US$	1.10	US$	0.75
February 2010	US$	0.80	US$	0.60

B.

Plan of Distribution

Not applicable.

C.

Markets

Our common shares trade on the TSX-V under the symbol “ASX”, on the OTCBB under the symbol “ASXSD” and on the Frankfurt Exchange under the symbol “QLD”. Our shares have traded on the TSX-V and on its predecessor, the Alberta Stock Exchange, since December 5, 1997; the OTCBB since July 16, 2002.  However, no trades in our common shares occurred on the OTCBB market until January 29, 2003.

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

C.

Material Contracts

We are a party to the following material contracts for the two years preceding publication of this Annual Report, all of which are referred to in the exhibits section of this Annual Report:

1.

Employment Agreement between Tim Coupland and the Company with respect to services in the capacity of President and Chief Executive Officer at an annual salary of $200,000 (filed as an exhibit to Form 20-F filed April 8, 2008);

2.

Financial Public Relations Service Agreement with Progressive IR Consultants Corp. and the Company dated November 4, 2009 with respect to services in the capacity of Public Relation Advisors for fees of $7,500 per month as filed as an exhibit to this Form 20-F.

3.

Agreement dated November 17, 2009 between Sterling Mining Company and the Company, filed as an exhibit to this Form 20-F.

4.

Letter Agreement dated March 8, 2010 between Kootenay Gold Inc. and the Company, filed as an exhibit to this Form 20-F.

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

E.

Taxation

Certain U.S. Federal Income Tax Considerations

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of common shares.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of common shares.  In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty.  Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder.  Each U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local tax, and foreign tax consequences relating to the acquisition, ownership and disposition of common shares.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.  This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary.  In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, U.S. court decisions, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this document.  Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary.  This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term "U.S. Holder" means a beneficial owner of common shares that is for U.S. federal income tax purposes:

•

an individual who is a citizen or resident of the U.S.;

•

a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;

•

an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of common shares that is not a U.S. Holder.  This summary does not address the U.S. federal income tax consequences to non-U.S. Holders arising from and relating to the acquisition, ownership, and disposition of common shares.  Accordingly, a non-U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local tax, and foreign tax consequences (including the potential application of and operation of any income tax treaties) relating to the acquisition, ownership, and disposition of common shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders:  (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that own common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold common shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) partnerships and other pass-through entities (and investors in such partnerships and entities); or (j) U.S. Holders that own or have owned  (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of the Company.  This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are (a) U.S. expatriates or former long-term residents of the U.S. subject to Section 877 of the Code, (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Tax Act; (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold common shares in connection with carrying on a business in Canada; (d) persons whose common shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention.  U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local tax, and foreign tax consequences relating to the acquisition, ownership and disposition of common shares.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds common shares, the U.S. federal income tax consequences to such partnership and the partners of such partnership generally will depend on the activities of the partnership and the status of such partners.  Partners of entities that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisor regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of common shares.

Tax Consequences Not Addressed

This summary does not address the U.S. state and local, U.S. federal estate and gift, U.S. federal alternative minimum tax or foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of common shares.  Each U.S. Holder should consult its own tax advisor regarding the U.S. state and local, U.S. federal estate and gift, U.S. federal alternative minimum tax and foreign tax consequences of the acquisition, ownership, and disposition of common shares.

Passive Foreign Investment Company Rules

If the Company is considered a “passive foreign investment company” under the meaning of Section 1297 of the Code (a “PFIC”) at any time during a U.S. Holder’s holding period, the following sections will generally describe the U.S. federal income tax consequences to the U.S. Holder of the acquisition, ownership, and disposition of common shares.

PFIC Status of the Company

The Company generally will be a PFIC if, for a tax year, (a) 75% or more of the gross income of the Company for such tax year is passive income or (b) 50% or more of the value of the Company’s assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets.  “Gross income” generally means all revenues less the cost of goods sold, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are (a) stock in trade of such foreign corporation or other property of a kind which would properly be included in inventory of such foreign corporation, or property held by such foreign corporation primarily for sale to customers in the ordinary course of business, (b) property used in the trade or business of such foreign corporation that would be subject to the allowance for depreciation under Section 167 of the Code, or (c) supplies of a type regularly used or consumed by such foreign corporation in the ordinary course of its trade or business.

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

In addition, under certain attribution rules, if the Company is a PFIC, U.S. Holders will be deemed to own their proportionate share of any subsidiary of the Company which is also a PFIC (a ‘‘Subsidiary PFIC’’), and will be subject to U.S. federal income tax on their proportionate share of (i) a distribution on the shares of a Subsidiary PFIC and (ii) a disposition or deemed disposition  of shares of a Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC.

The Company believes that it qualified as a PFIC for its taxable year ended November 30, 2009, and based on current business plans and financial projections, the Company anticipates that it may qualify as a PFIC for the current taxable year and subsequent taxable years.  The determination of whether a corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.  In addition, whether a corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document.  Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or a Subsidiary PFIC) concerning its PFIC status or that the Company (and each Subsidiary PFIC) was not, or will not be, a PFIC for any tax year.  Each U.S. Holder should consult its own tax advisor regarding the PFIC status of the Company and each Subsidiary PFIC.

Default PFIC Rules Under Section 1291 of the Code

If the Company is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of common shares will depend on whether such U.S. Holder makes an election to treat the Company as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”).  A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of common shares and (b) any excess distribution received on the common shares.  A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder’s holding period for the common shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of common shares, and any “excess distribution” received on common shares, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the respective common shares.  The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income.  The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year.  A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.

If the Company is a PFIC for any tax year during which a Non-Electing U.S. Holder holds common shares, the Company will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether the Company ceases to be a PFIC in one or more subsequent tax years.  A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such common shares were sold on the last day of the last tax year for which the Company was a PFIC.

QEF Election

A U.S. Holder that makes a QEF Election for the first tax year in which its holding period of its common shares begins, generally, will not be subject to the rules of Section 1291 of the Code discussed above with respect to its common shares.  However, a U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the net capital gain of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) and the ordinary earnings of the Company, which will be taxed as ordinary income to such U.S. Holder.  Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain.  A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company.  However, for any tax year in which the Company is a PFIC and has no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election.  If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge.  If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a QEF Election generally (a) may receive a tax-free distribution from the Company to the extent that such distribution represents “earnings and profits” of the Company that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the common shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election.  In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of common shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely.  A QEF Election will be treated as “timely” if such QEF Election is made for the first year in the U.S. Holder’s holding period for the common shares in which the Company was a PFIC.  A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year.

A QEF Election will apply to the tax year for which such QEF Election is made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election.  If a U.S. Holder makes a QEF Election and, in a subsequent tax year, the Company ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which the Company is not a PFIC.  Accordingly, if the Company becomes a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which the Company qualifies as a PFIC.

U.S. Holders should be aware that there can be no assurance that we will satisfy record keeping requirements that apply to a QEF, or that we will supply U.S. Holders with information that such U.S. Holders require to report under the QEF rules, in event that we are a PFIC and a U.S. Holder wishes to make a QEF Election.  Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the availability of, and procedure for making, a QEF Election.  Thus, U.S. Holders may not be able to make a QEF Election with respect to their common shares.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the common shares are marketable stock.  The common shares generally will be “marketable stock” if the common shares are regularly traded on (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange ensure active trading of listed stocks.  If such stock is traded on such a qualified exchange or other market, such stock generally will be “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

A U.S. Holder that makes a Mark-to-Market Election with respect to its common shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such common shares.  However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder’s holding period for the common shares or such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the common shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the common shares, as of the close of such tax year over (b) such U.S. Holder’s tax basis in such common shares.  A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (i) such U.S. Holder’s adjusted tax basis in the common shares, over (ii) the fair market value of such common shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in the common shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election.  In addition, upon a sale or other taxable disposition of common shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years).

A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the common shares cease to be “marketable stock” or the IRS consents to revocation of such election.  Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the common shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning, because such stock is not marketable.  Hence, the Mark-to-Market Election will not be effective to eliminate the interest charge described above with respect to deemed dispositions of Subsidiary PFIC stock or distributions from a Subsidiary PFIC.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of common shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations).  However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which common shares are transferred.

Certain additional adverse rules will apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether such U.S. Holder makes a QEF Election.  For example under Section 1298(b)(6) of the Code, a U.S. Holder that uses common shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such common shares.

Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC.  Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit.  The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with their own tax advisor regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

In addition, a U.S. Holder who acquires common shares from a decedent will not receive a “step up” in tax basis of such common shares to fair market value.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisor regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Common Shares

If either (a) the Company is not treated as a PFIC with respect to a U.S. Holder; (b) the Company is no longer a PFIC in the current taxable year and a U.S. Holder has recognized unrealized gain as of the last day of the taxable year in which the Company was a PFIC; or (c) a U.S. Holder has made a timely QEF Election and the Company is no longer a PFIC in the current taxable year, then a U.S. Holder generally will not be subject to the rules described above under the heading “Passive Foreign Investment Company Rules.”  Instead, the U.S. Holder will have the tax consequences described below.

General Taxation of Distributions

Subject to the PFIC rules discussed above, a U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Common Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes.  A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates.  To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the common shares and thereafter as gain from the sale or exchange of such common shares.  (See “ Sale or Other Taxable Disposition of common shares” below).  However, the Company may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to the common shares will constitute ordinary dividend income.  Dividends received on common shares generally will not be eligible for the “dividends received deduction”.  In addition, the Company does not anticipate that its distributions will be eligible for the preferential tax rates applicable to long-term capital gains.  The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

Subject to the PFIC rules discussed above, upon the sale or other taxable disposition of common shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash plus the fair market value of any property received and such U.S. Holder's tax basis in such common shares sold or otherwise disposed of.  Subject to the PFIC rules discussed above, gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the common shares have been held for more than one year.

Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of common shares generally will be treated as “U.S. source” for purposes of applying the U.S. foreign tax credit rules unless the gain is subject to tax in Canada and is resourced as “foreign source” under the Canada-U.S. Tax Convention and such U.S. Holder elects to treat such gain or loss as “foreign source.”

Preferential tax rates apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust.  There are currently no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation.  Deductions for capital losses are subject to significant limitations under the Code.

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of common shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time).  If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt.  Any U.S. Holder who receives payment in foreign currency and engages in a subsequent conversion or other disposition of the foreign currency may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes.  Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder who pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the common shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid.  Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income.  In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.”  In addition, this limitation is calculated separately with respect to specific categories of income.  Dividends paid by the Company generally will constitute “foreign source” income and generally will be categorized as “passive category income.”  The foreign tax credit rules are complex, and each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation.  Penalties for failure to file certain of these information returns are substantial.  U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns, and, if applicable mark-to-market and QEF elections.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, common shares generally may be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S.  Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax.  However, certain exempt persons, such as corporations, generally are excluded from these information reporting and backup withholding rules.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.  Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

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

There has been virtually no difference in our operations due to the affect of foreign exchange rate fluctuation in the period ended November 30, 2009.

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

ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A-D.

None.

E. Use of Proceeds

Not applicable.

ITEM 15 - CONTROLS AND PROCEDURES

A.    Disclosure Controls and Procedures

At the end of the period covered by this annual report for the fiscal year ended November 30, 2009, an evaluation was carried out under the supervision of, and the with the participation of, the Company’s management, including its Chief Executive Officer (CEO) and Chief Financial Officer (CFO), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act).  Based upon that evaluation, the Company’s CEO and CFO have concluded that the disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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

Management, including the CEO and CFO, assessed the effectiveness of the Company’s internal control over financial reporting as of November 30, 2009.  In making this assessment, management used the criteria set forth in the Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on its assessment, management has concluded that, as of November 30, 2009, the Company’s internal control over financial reporting was effective and no material weaknesses in the Company’s internal control over financial reporting were discovered.

C.    Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of the company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management’s report in this Annual Report. These temporary rules permits a “non-accelerated filer” to provide only management’s report on internal control over financial reporting in an Annual Report and omit an attestation report of the issuer’s registered public accounting firm regarding management’s report on internal control over financial reporting until it is required to file an Annual Report for its first fiscal year ending after June 30, 2010.

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

ITEM 16A - AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Stuart Rogers, a member of our Audit Committee, is the Audit Committee financial expert and an independent director as defined in Item 16A of Form 20-F and section 803 of the NYSE AMEX Company Guide.

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

ITEM 16C - PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees and Services

James Stafford, Chartered Accountants, audited our financial statements for fiscal 2009 and 2008, and reviewed our first quarterly statement ended February 28, 2009.   The following is an aggregate of fees rendered during each of the years ended November 30, 2009 and 2008 for professional services rendered by our principal accountants:

	2009	2008
Audit fees - auditing of our annual financial statements and preparation of auditors’ report.	$67,070	$75,180
Audit-related fees - review of each of the quarterly financial statements.	12,881	38,253
Tax fees - preparation	20,439	-
All other fees – other services provided by our principal accountants.	-	2,951
Total fees paid or accrued to our principal accountants	$100,390	$116,384

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

In general, we seek to obtain non-audit services from our principal accountants only when the services offered by our principal accountants are more effective or economical than services available from other service providers, and, to the extent possible, only after competitive bidding. These determinations are among the key practices adopted by the audit committee effective during fiscal 2009. The board has adopted policies and procedures for pre-approving work performed by our principal accountants.

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

The Company did not repurchase any common shares in the fiscal year ended November 30, 2009.

ITEM 16F – CHANGE IN CERTIFYING ACCOUNTANT

None.

ITEM 16G – CORPORATE GOVERNANCE

Not applicable.

PART III

ITEM 17 - FINANCIAL STATEMENTS

The financial statements appear on Pages F-1 through F-41 of this Annual Report and are incorporated herein by reference.  Our audited financial statements as prepared by our management and approved by the audit committee include:

•

our balance sheets as at November 30, 2009, and 2008;

•

the following statements for the fiscal years ended November 30, 2009, 2008, and 2007, as well as information from our inception to November 30, 2009:

•

statements of loss, comprehensive loss and deficit

•

statements of cash flows; and

•

statements of changes in shareholders’ equity for the fiscal years ended November 30, 2009, 2008 and 2007.

All of these were audited by our auditor, James Stafford, Chartered Accountants.

The financial statements are prepared in accordance with Canadian GAAP and are reconciled to US GAAP in note 19 to the financial statements.   All figures are expressed in Canadian dollars.

ITEM 18 - FINANCIAL STATEMENTS

The Company elected to provide financial statements pursuant to Item 17.

ITEM 19 - EXHIBITS

The following exhibits are included herein, except for the exhibits marked with a bracketed number, which are incorporated herein by reference.

Exhibit No.	Exhibit Title
1.1(1)	Certificate of Incorporation and Certificate of Amendment and Registration of Restated Articles
1.2(1)	Bylaws
1.3(1)	Articles of Association
4.1(3)	Stock Option Plan as approved annually without change by Shareholders
4.2*(3)	Employment Agreement dated March 30, 2007 between Alberta Star Development Corp. and Mr. Tim Coupland, President and CEO
4.3(3)	Financial Public Relations Service Agreement dated December 15, 2007 between Alberta Star Development Corp. and MI3 Communications Financieres Inc.
4.4(4)	Shareholder Rights Plan Agreement dated October 10, 2008 between Alberta Star Development Corp. and MI3 Computershare Trust Company of Canada
4.5	Financial Public Relations Service Agreement dated November 4, 2009 between Alberta Star Development Corp. and Progressive IR Consultants Corp.
4.6	Agreement dated November 17, 2009 between Alberta Star Development Company and Sterling Mining Company
4.7	Letter agreement dated March 8, 2010 between Alberta Star Development Company and Kootenay Gold Inc.
11.1(3)	Code of Ethics
12.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.1	Certification of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.2	Certificate of Consent by Auditor
15.3(2)	Technical Report on the Port Radium – Echo Bay Project dated April 21, 2006 and revised August 10, 2006 prepared by J. Fingler, M.Sc., P.Geo
*	Indicates management contract or compensatory plan or arrangement.
(1)	incorporated by reference from our Form 20-F that was filed with the commission on June 8, 2001.
(2)	incorporated by reference from our Form 6-K that was filed with the commission on August 30, 2006.
(3)	incorporated by reference from our Form 20-F that was filed with the commission on April 8, 2008.
(4)	incorporated by reference from our Form 20-F that was filed with the commission on March 24, 2009.

Alberta Star Development Corp.

(An Exploration Stage Company)

Financial Statements

(Expressed in Canadian Dollars)

30 November 2009

JAMES STAFFORD

Independent Auditors’ Report

To Shareholders of

Alberta Star Development Corp.

We have audited the balance sheets of Alberta Star Development Corp. (an Exploration Stage Company) (the “Company”) as at 30 November 2009 and 2008, the related statements of loss, comprehensive loss and deficit and cash flows for the period from 6 September 1996 (Date of Inception) to 30 November 2009 and for each of the years in the three-year period ended 30 November 2009 and the statements of changes in shareholders’ equity for each of the years in the three-year period ended 30 November 2009.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at 30 November 2009 and 2008 and the results of its operations and its cash flows for the period from 6 September 1996 (Date of Inception) to 30 November 2009 and for each of the years in the three-year period ended 30 November 2009 and its changes in shareholders’ equity for each of the years in the three-year period ended 30 November 2009 in accordance with Canadian generally accepted accounting principles.

/s/ James Stafford

Vancouver, British Columbia, Canada

Chartered Accountants

22 March 2010, except as to Note 17 which is as of 29 March 2010.

Comments by Independent Registered Chartered Accountants for United States of America Readers on Canada – United States of America Reporting Differences

The standards of the Public Company Accounting Oversight Board (United States of America) require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements.  Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States of America), our report to the Shareholders dated 22 March 2010, except as to Note 17 which is as of 29 March 2010 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such conditions and events in the report when these are adequately disclosed in the financial statements.

/s/ James Stafford

Vancouver, British Columbia, Canada

Chartered Accountants

22 March 2010, except as to Note 17 which is as of 29 March 2010.

Alberta Star Development Corp.

(An Exploration Stage Company)

Balance Sheets

(Expressed in Canadian Dollars)

As at 30 November

	2009	2008
	$	$

Assets

Current
Cash and cash equivalents (Note 15)	14,700,318	17,367,576
Amounts receivable (Note 6)	125,865	60,905
Prepaid expenses	25,455	-

	14,851,638	17,428,481

Property, plant and equipment (Note 7)	373,084	451,870

	15,224,722	17,880,351

Liabilities

Current
Accounts payable and accrued liabilities (Note 9)	1,718,884	1,772,733

Shareholders’ equity
Share Capital (Note 11)
Authorized
Unlimited number of preferred shares
Unlimited number of voting common shares
Issued and outstanding
2009 – 21,403,979 common shares
2008 – 20,937,312 common shares	37,397,902	37,305,053
Contributed surplus (Note 11)	13,190,903	12,651,744
Warrants (Note 11)	131,064	-
Deficit, accumulated during the exploration stage	(37,214,031)	(33,849,179)

	13,505,838	16,107,618

	15,224,722	17,880,351

Nature and Continuance of Operations (Note 1), Commitments and Other Obligations (Note 13), Subsequent Events (Note 17) and Reconciliation of Canadian and United States Generally Accepted Accounting Principles (Note 19)

On behalf of the Board:

“/s/ Tim Coupland”

Director

“/s/ Robert Hall”

Director

Tim Coupland

Robert Hall

Alberta Star Development Corp.

(An Exploration Stage Company)

Statements of Loss, Comprehensive Loss and Deficit

(Expressed in Canadian Dollars)

Cumulative amounts from inception to 30 November 2009		For the year ended 30 November 2009	For the year ended 30 November 2008	For the year ended 30 November 2007
	$	$	$	$

Expenses
Mineral properties (Schedule 1)	31,232,181	1,313,613	3,612,962	11,747,984
General and administrative (Schedule 2)	18,373,923	2,322,116	3,644,015	4,691,433

Net loss before other items and income taxes	(49,606,104)	(3,635,729)	(7,256,977)	(16,439,417)

Other items
Interest income	3,015,625	166,287	767,768	1,279,560
Gain on sale of available-for-sale securities (Note 5)	126,466	-	-	126,466
Write-down of available-for-sale securities	(10,000)	-	-	-
Write-off of property, plant and equipment	(12,517)	-	-	(6,497)

Net loss before income taxes	(46,486,530)	(3,469,442)	(6,489,209)	(15,039,888)

Future income tax recovery (Note 14)	9,833,756	104,590	-	7,123,638

Net loss for the period	(36,652,774)	(3,364,852)	(6,489,209)	(7,916,250)

Deficit, accumulated during the exploration stage, beginning of period	-	(33,849,179)	(27,359,970)	(19,443,720)

Adjustment for change in accounting policy (Note 2)	(561,257)	-	-	-

Deficit, accumulated during the exploration stage, end of period	(37,214,031)	(37,214,031)	(33,849,179)	(27,359,970)

Basic and diluted loss per share		(0.157)	(0.310)	(0.393)

Weighted average number of common shares outstanding		21,388,636	20,920,782	20,147,840

Other comprehensive income (loss)
Net loss for the period before other comprehensive income (loss)	(36,652,774)	(3,364,852)	(6,489,209)	(7,916,250)
Unrealized gain on available-for-sale securities	69,000	-	-	69,000
Realized gain on available-for-sale securities	(69,000)	-	-	(69,000)

Comprehensive loss for the period	(36,652,774)	(3,364,852)	(6,489,209)	(7,916,250)

Basic and diluted comprehensive loss per share		(0.157)	(0.310)	(0.393)

 Alberta Star Development Corp.

(An Exploration Stage Company)

Statements of Cash Flows

(Expressed in Canadian Dollars)

Cumulative amounts from inception to 30 November 2009		For the year ended 30 November 2009	For the year ended 30 November 2008	For the year ended 30 November 2007
	$	$	$	$

Cash flows used in operating activities
Net loss for the period	(37,214,031)	(3,364,852)	(6,489,209)	(7,916,250)
Adjustments to reconcile loss to net cash used by operating activities
Acquisition of mineral property interests	1,241,000	-	-	-
Amortization of property, plant and equipment	406,032	97,126	153,352	112,490
Gain on sale of available-for-sale securities	(126,466)	-	-	(126,466)
Financing fees	38,000	-	-	-
Future income tax recovery	(9,833,756)	(104,590)	-	(7,123,638)
Recovery of mineral property costs	(82,000)	-	-	-
Stock-based compensation	6,702,370	539,159	548,070	1,970,027
Write-down of available-for-sale securities	10,000	-	-	-
Write-off of property, plant and equipment	12,517	-	-	6,497
Gain on sale of mineral property interests	(16,565)	-	-	-
Changes in operating assets and liabilities
(Increase) decrease in amounts receivable	(125,865)	(64,960)	616,072	(318,550)
(Increase) decrease in prepaid expenses	(25,455)	(25,455)	-	111,016
Increase (decrease) in accounts payable and accrued liabilities	1,046,115	(53,849)	(593,310)	1,160,434

	(37,968,104)	(2,977,421)	(5,765,025)	(12,124,440)

Cash flows used in investing activities
Purchase of property, plant and equipment	(792,060)	(18,340)	(48,744)	(568,040)
Proceeds on sale of property, plant and equipment	428	-	-	-
Proceeds on sale of available-for-sale securities	215,031	-	-	198,466

	(576,601)	(18,340)	(48,744)	(369,574)

Cash flows from financing activities
Issuance of common shares for cash	5,612,822	-	-	-
Issuance of flow-through shares for cash	22,684,064	350,000	-	-
Issuance of warrants for cash	11,099,845	-	-	-
Warrants exercised	14,443,891	-	-	5,183,706
Options exercised	1,432,442	-	30,000	320,000
Share issuance costs	(2,028,041)	(21,497)	-	-
Share subscriptions received in advance	-	-	-	(7,500)

	53,245,023	328,503	30,000	5,496,206

Increase (decrease) in cash and cash equivalents	14,700,318	(2,667,258)	(5,783,769)	(6,997,808)

Cash and cash equivalents, beginning of period	-	17,367,576	23,151,345	30,149,153

Cash and cash equivalents, end of period	14,700,318	14,700,318	17,367,576	23,151,345

Supplemental Disclosures with Respect to Cash Flows (Note 15)

Alberta Star Development Corp.

(An Exploration Stage Company)

Statements of Changes in Shareholders’ Equity

(Expressed in Canadian Dollars)

Number of shares issued		Share capital	Contributed surplus and share subscriptions received in advance	Warrants	Accumulated other comprehensive income	Deficit accumulated during the exploration stage	Total shareholders’ equity
		$	$	$	$	$	$

Balance at 30 November 2006	19,250,343	36,879,416	3,437,008	9,459,394	-	(19,443,720)	30,332,098
Warrants exercised ($3.75 per share)	368,890	1,959,931	-	(576,594)	-	-	1,383,337
Warrants exercised ($3.25 per share)	1,154,250	5,705,169	-	(1,953,857)	-	-	3,751,312
Agents compensation warrants exercised ($2.25 per unit)	1,867	7,968	-	(3,766)	-	-	4,202
Agents compensation warrants exercised ($3.75 per share)	11,962	44,856	-	-	-	-	44,856
Stock options exercised ($1.00 per share)	20,000	29,279	(9,279)	-	-	-	20,000
Stock options exercised ($3.00 per share)	100,000	497,840	(197,840)	-	-	-	300,000
Warrants expired	-	-	3,401,433	(3,401,433)	-	-	-
Agent compensation warrants expired	-	-	621,511	(621,511)	-	-	-
Stock-based compensation	-	-	1,970,027	-	-	-	1,970,027
Subscriptions received in advance	-	-	(7,500)	-	-	-	(7,500)
Tax benefits renounced to flow-through share subscribers (Note 14)	-	(7,123,638)	-	-	-	-	(7,123,638)
Transition adjustment to opening balance	-	-	-	-	69,000	-	69,000
Realized gain on available-for-sale investments	-	-	-	-	(69,000)	-	(69,000)
Net loss for the year	-	-	-	-	-	(7,916,250)	(7,916,250)

Balance at 30 November 2007	20,907,312	38,000,821	9,215,360	2,902,233	-	(27,359,970)	22,758,444
Stock options exercised ($1.00 per share) (Note 11)	30,000	43,919	(13,919)	-	-	-	30,000
Warrants expired (Note 11)	-	-	2,508,552	(2,508,552)	-	-	-
Agent compensation warrants expired (Note 11)	-	-	393,681	(393,681)	-	-	-
Stock-based compensation (Note 12)	-	-	548,070	-	-	-	548,070
Provision for flow-through liability (Notes 9, 11, 13 and 15)	-	(739,687)	-	-	-	-	(739,687)
Net loss for the year	-	-	-	-	-	(6,489,209)	(6,489,209)

Balance at 30 November 2008	20,937,312	37,305,053	12,651,744	-	-	(33,849,179)	16,107,618
Flow-through shares issued – cash ($0.75 per unit) (Note 11)	466,667	350,000	-	-	-	-	350,000
Warrants granted	-	(131,064)	-	131,064	-	-	-
Share issue costs – cash paid	-	(21,497)	-	-	-	-	(21,497)
Stock-based compensation (Note 12)	-	-	539,159	-	-	-	539,159
Provision for flow-through liability (Notes 9, 11, 13 and 15)	-	(104,590)	-	-	-	-	(104,590)
Net loss for the year	-	-	-	-	-	(3,364,852)	(3,364,852)

Balance at 30 November 2009	21,403,979	37,397,902	13,190,903	131,064	-	(37,214,031)	13,505,838

Alberta Star Development Corp.

(An Exploration Stage Company)

Schedule 1 – Summary of Mineral Properties Expenditures

(Expressed in Canadian Dollars)

	Cumulative amounts from inception to 30 November 2009	For the year ended 30 November 2009	For the year ended 30 November 2008	For the year ended 30 November 2007
	$	$	$	$

Exploration operating expenses
Amortization	299,056	73,868	132,818	92,370
Assays and geochemical	610,554	1,097	147,952	269,922
Camp costs and field supplies	2,134,725	120,468	152,275	774,881
Claim maintenance and permitting	131,622	18,668	12,383	29,883
Community relations and government	240,027	19,153	74,485	72,075
Drilling	4,640,068	12,304	459,176	2,500,471
Equipment rental	261,492	-	5,528	122,181
Geology and engineering	1,504,196	99,875	389,404	317,736
Geophysics	19,643	-	16,643	3,000
Metallurgical studies	62,977	-	-	62,977
Orthophotography	224,973	-	-	128,828
Staking and line cutting	842,594	78,000	237,944	193,990
Surveying	1,813,919	-	-	446,441
Transportation and fuel	10,502,486	214,556	815,291	5,114,538
Wages, consulting and management fees	6,122,760	675,624	1,181,708	1,936,134

	29,411,092	1,313,613	3,625,607	12,065,427

Acquisition of mineral property interests (Notes 8 and 15)	2,831,197	-	-	-

Recovery of mineral property costs (Note 8)	(1,159,095)	-	(12,645)	(317,443)

Sales of mineral property interests (Note 8)	(71,565)	-	-	-

Write-off of mineral properties and related costs	220,552	-	-	-

	31,232,181	1,313,613	3,612,962	11,747,984

Details on Mineral Properties Expenditures (Note 8)

Alberta Star Development Corp.

(An Exploration Stage Company)

Schedule 2 – General and Administrative Expenses

(Expressed in Canadian Dollars)

	Cumulative amounts from inception to 30 November 2009	For the year ended 30 November 2009	For the year ended 30 November 2008	For the year ended 30 November 2007
	$	$	$	$

Advertising and promotion	1,365,086	30,649	265,378	475,043
Amortization	106,975	23,258	20,534	20,119
Automotive	58,951	4,758	6,999	7,824
Bank charges and interest	27,480	1,195	3,896	1,817
Consulting fees	504,622	13,438	2,658	-
Directors fees (Note 10)	261,950	54,000	121,000	56,000
Filing and financing fees	661,723	153,211	119,881	136,896
Legal and accounting (Note 10)	1,738,417	332,372	349,567	314,683
Management fees (Note 10)	785,887	75,000	50,000	117,500
Meals and entertainment	304,852	78,346	68,989	38,351
Office and miscellaneous	786,278	81,910	136,414	187,973
Part XII.6 tax (Note 9)	1,274,716	7,392	711,124	556,200
Rent and utilities	265,208	67,199	50,017	47,681
Salaries and benefits (Note 10)	1,453,129	479,878	575,269	397,982
Secretarial fees (Note 10)	264,971	15,000	15,000	8,500
Stock-based compensation (Note 12)	6,702,370	539,159	548,070	1,970,027
Telephone and internet	97,971	15,843	26,736	17,335
Transfer fees and shareholder information	1,388,194	279,242	477,635	248,649
Travel	325,143	70,266	94,848	88,853

	18,373,923	2,322,116	3,644,015	4,691,433

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

The Company’s financial statements as at 30 November 2009 and for the year then ended have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business.  The Company has a loss of $3,364,852 for the year ended 30 November 2009 (2008 - $6,489,209, 2007 - $7,916,250) and has working capital of $13,132,754 at 30 November 2009 (2008 - $15,655,748).

The Company had cash and cash equivalents of $14,700,318 at 30 November 2009 (2008 - $17,367,576), but management cannot provide assurance that the Company will ultimately achieve profitable operations or become cash flow positive, or raise additional debt and/or equity capital.  However, based on its prior demonstrated ability to raise capital, management believes that the Company’s capital resources should be adequate to continue operating and maintain its business strategy during fiscal 2010.  However, if the Company is unable to raise additional capital in the future, management expects that the Company will need to curtail operations, liquidate assets, seek additional capital on less favourable terms and/or pursue other remedial measures.  These financial statements do not include any adjustments related to the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

On 10 March 2010, the TSX Venture Exchange approved a share consolidation on a one new common share without par value for every five existing common shares without par value basis.  All common shares and per share amounts have been restated to give retroactive effect to the share consolidation (Notes 11 and 17).

2.

Changes in Accounting Policies and Presentation

a)

Goodwill and Other Intangible Assets

Effective 1 December 2008, the Company adopted Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3064, “Goodwill and Other Intangible Assets”.  The new requirements of Section 3064 are for recognition, measurement, presentation and disclosure.  Section 3064 replaces Section 3062, “Goodwill and Other Intangible Assets”. The new standard establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred.

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

30 November 2009

b)

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

On 20 January 2009, the Emerging Issues Committee (“EIC”) of the Accounting Standards Board (“AcSB”) issued EIC Abstract 173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”, which establishes that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments.  EIC 173 should be applied retrospectively without restatement of prior years to all financial assets and liabilities measured at fair value in interim and annual financial statements for periods ending on or after 20 January 2009.

c)

Mining Exploration Costs

On 27 March 2009, the EIC of the AcSB issued EIC Abstract 174, “Mining Exploration Costs”, which provides guidance on capitalization of exploration costs related to mining properties.  It also provides guidance for development and exploration stage entities that cannot estimate future cash flows from its properties in assessing whether impairment in such properties is required.  EIC 174 is to be applied retrospectively without restatement of prior periods in interim and annual financial statements for periods ending on or after 27 March 2009.

d)

In 2001, the CICA issued Accounting Guideline No. 11, which covers the Company’s exploration activities.  In the past, the Company had capitalized certain exploration costs on mineral properties that were not covered by feasibility studies, whereas under the new guideline, the Company was required to expense these amounts in the year incurred.  Effective 1 January 2001, the Company adopted these new recommendations on a retroactive basis.  The impact as at 1 January 2001 of the adoption of these new recommendations was to reduce mineral properties by $561,257 and to increase deficit, accumulated during the exploration stage by $561,257.

3.

Significant Accounting Policies

The accounting policies of the Company are in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  These policies conform, in all material respects, with accounting principles generally accepted in the United States of America (“United States GAAP”), except as discussed in Note 19. Outlined below are those policies considered particularly significant.

Cash and cash equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less.

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

30 November 2009

Property, plant and equipment

Property, plant and equipment are recorded at cost and are amortized over their estimated useful lives using the declining balance method at the following annual rates:

Computer equipment	i.	30%
Computer software	ii.	100%
Furniture and fixtures	iii.	20%
Field equipment	iv.	20%
Office equipment	v.	20%

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

30 November 2009

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

Asset retirement obligations

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

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

30 November 2009

Flow-through common shares

The Company has financed a portion of its exploration activities through the issuance of flow-through shares, which transfers the income tax deductibility of exploration expenditures to the investor.  Proceeds received on the issue of such shares have been credited to share capital and the related exploration costs have been charged to exploration properties and deferred exploration expenditures.

The Company follows the recommendations of the EIC of the CICA with respect to flow-through shares, as outlined in EIC 146.  The application of EIC 146 requires the recognition of the foregone tax benefit on the date the Company renounces the tax credits associated with the exploration expenditures, provided there is reasonable assurance that the expenditures will be made.  The recommendations apply to all flow-through share transactions initiated after 19 March 2004.

Income taxes

Future income tax assets and liabilities are determined based on temporary differences between the accounting and the tax bases of the assets and liabilities and for loss carry forwards and are measured using the tax rates expected to apply when these differences reverse.  A valuation allowance is recorded against any future income tax asset if it is not more likely than not that the asset will be realized.  As at 30 November 2009, the Company’s net future income tax assets are fully offset by a valuation allowance.

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

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

30 November 2009

Financial Instrument Standards

Financial Assets and Financial Liabilities

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

Derivatives and Hedge Accounting

The Company does not hold or have any exposure to derivative instruments and accordingly is not impacted by CICA Handbook Section 3865, “Hedges”.

Comprehensive Income

Comprehensive income is composed of the Company’s earnings and other comprehensive income.  Other comprehensive income includes unrealized gains and losses on available-for-sale securities, foreign currency translation gains and losses on the net investment in self-sustaining operations and changes in the fair market value of derivative instruments designated as cash flow hedges, all net of income taxes.  Cumulative changes in other comprehensive income are included in accumulated other comprehensive income which is presented (if applicable) as a new category in shareholders’ equity.

Comparative figures

Certain comparative figures have been adjusted to conform to the current year’s presentation.

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

30 November 2009

Recent Accounting Pronouncements

a)

Business Combinations

In January 2009, the CICA issued Handbook Section 1582, “Business Combinations”, which replaces Section 1581, “Business Combinations”, and provides the equivalent to IFRS 3, “Business Combinations” (January 2008).  The new section expands the definition of a business subject to an acquisition and establishes significant new guidance on the measurement of consideration given, and the recognition and measurement of assets acquired and liabilities assumed in a business combination.

The new section requires that all business acquisitions be measured at the full fair value of the acquired entity at the acquisition date even if the business combination is achieved in stages, or if less than 100 percent of the equity interest in the acquiree is owned at the acquisition date.  The measurement of equity consideration given in a business combination will no longer be based on the average of the fair value of the shares a few days before and after the day the terms and conditions have been agreed to and the acquisition announced, but rather at the acquisition date.  Subsequent changes in fair value of contingent consideration classified as a liability will be recognized in earnings and not as an adjustment to the purchase price.

Restructuring and other direct costs of a business combination are no longer considered part of the acquisition accounting.  Instead, such costs will be expensed as incurred, unless they constitute the costs associated with issuing debt or equity securities.

The Section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 January 2011.  Earlier adoption is permitted.

b)

Consolidated Financial Statements and Non-Controlling Interests

In January 2009, the CICA issued Handbook Section 1601, “Consolidated Financial Statements” and Section 1602, “Non-Controlling Interests”, which together replace Section 1600, “Consolidated Financial Statements”.  These two Sections are the equivalent to the corresponding provisions of International Accounting Standard 27, “Consolidated and Separate Financial Statements” (January 2008).  Section 1602 applies to the accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statements.  The new Sections require that, for each business combination, the acquirer measure any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets.  The new Sections also require non-controlling interest to be presented as a separate component of shareholders’ equity.

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

30 November 2009

Under Section 1602, non-controlling interest in income is not deducted in arriving at consolidated net income or other comprehensive income.  Rather, net income and each component of other comprehensive income are allocated to the controlling and non-controlling interests based on relative ownership interests.  These Sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after 1 January 2011, and should be adopted concurrently with Section 1582.

International Financial Reporting Standards (“IFRS”)

In 2006, the AcSB published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after 1 January 2011. The transition date of 1 January 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended 30 November 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

1.

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, and accounts payable.  The fair value of these financial instruments approximates their carrying values, due to their short-term maturity or capacity of prompt liquidation.

Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from their financial instruments.

a)

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises primarily from the Company’s cash and cash equivalents and amounts receivable.  The Company manages its credit risk relating to cash and cash equivalents by dealing only with highly-rated Canadian financial institutions.  As at 30 November 2009, amounts receivable were comprised of Goods and Services Tax receivable of $15,810 (2008 - $51,142) and interest earned on the Company’s redeemable short-term investment of $110,055 (2008 - $9,763).  As a result, credit risk is considered insignificant.

b)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company manages liquidity risk by continuously monitoring actual and projected cash flows and matching the maturity profile of financial assets and liabilities.  As the Company’s financial instruments are substantially comprised of cash and cash equivalents, liquidity risk is considered insignificant.

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

30 November 2009

a)

Currency Risk

The majority of the Company’s cash flows and financial assets and liabilities are denominated in Canadian dollars, which is the Company’s functional and reporting currency.  Foreign currency risk is limited to the portion of the Company’s business transactions denominated in currencies other than the Canadian dollar. The Company has cash and cash equivalents held in US dollars.

The Company’s objective in managing its foreign currency risk is to minimize its net exposures to foreign currency cash flows by holding most of its cash and cash equivalents in Canadian dollars.  The Company monitors and forecasts the values of net foreign currency cash flow and balance sheet exposures and from time to time could authorize the use of derivative financial instruments such as forward foreign exchange contracts to economically hedge a portion of foreign currency fluctuations.

The following tables provide an indication of the Company’s significant foreign currency exposures during the year ended 30 November 2009 and 2008:

	30 November 2009	30 November 2008

Cash and cash equivalents	US$ 1,250,066	US$ 38

The Company has not, to the date of these financial statements, entered into derivative instruments to offset the impact of foreign currency fluctuations.

d)

Interest Risk

The Company’s interest rate risk is primarily related to the Company’s cash and cash equivalents for which amounts were invested at interest rates in effect at the time of investment.  Changes in market interest rates affect the fair market value of the cash and cash equivalents.  However, as these investments come to maturity within a short period of time, the impact would likely not be significant.

e)

Commodity Price Risk

The Company is in the exploration stage and is not subject to commodity price risk.

1.

Available-for-Sale Securities

During the year ended 30 November 2009, the Company sold Nil common shares of Max Resource Corp. (2008 – Nil, 2007 – 200,000) for total proceeds of $Nil (2008 - $Nil, 2007 - $198,466) and a net gain of $Nil (2008 - $Nil, 2007 - $126,466).

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

30 November 2009

2.

Amounts Receivable

Amounts receivable are non-interest bearing, unsecured and have settlement dates within one year.

	2009	2008
	$	$

Goods and Services Tax receivable	15,810	51,142
Interest receivable	110,055	9,763

	125,865	60,905

3.

Property, Plant and Equipment

		Accumulated	Net book value
	Cost	amortization	2009	2008
	$	$	$	$

Computer equipment	57,869	29,925	27,944	17,650
Computer software	86,947	86,947	-	2,796
Equipment	58,720	31,393	27,327	34,158
Field equipment	479,319	203,231	276,088	345,110
Furniture and fixtures	67,205	25,480	41,725	52,156

	750,060	376,976	373,084	451,870

During the year ended 30 November 2009, total additions to property, plant and equipment were $18,340 (2008 - $48,744).

4.

Mineral Properties

Sterling Mining Company – Sunshine Silver Mine, Idaho, USA

During the year ended 30 November 2009, the Company entered into an acquisition agreement with Sterling Mining Company (“Sterling”) to acquire a 100% interest in Sterling and its assets and provide for financing of Sterling’s ongoing operations (the “Agreement”).

Sterling is currently a debtor-in-possession in Chapter 11 Bankruptcy in the District of Idaho, USA.  Sterling is engaged in the business of acquiring, exploring, developing and mining mineral properties primarily those containing silver and associated base and precious metals.  Sterling operates the Sunshine Silver Mine in Idaho and has exploration projects in Idaho, USA.  Sterling was incorporated under the laws of the State of Idaho on 3 February 1903 and its common shares are currently listed on the OTCBB: SRLMQ and Frankfurt Stock Exchange: SMX.

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

30 November 2009

The Agreement provides that Sterling file a Disclosure Statement in the bankruptcy proceedings (the “Disclosure Statement”).  The Disclosure Statement has been approved by the Court and contains a Plan of Reorganization for Sterling (the “Plan”).  The Plan proposed a bidding process for 100% of the remaining authorized, but un-issued, common stock of Sterling entitling the Company to purchase all of the assets of Sterling.  The key dates for the sale process are as follows:

15 February 2010

Due date for deposits and qualification of bidders

19 April 2010

Due date for bids

21 April 2010

Auction

3 May 2010

Plan confirmation hearing and sale approval hearing

14 May 2010

Sale closing date

The Company is a qualified bidder and has submitted an offer to acquire 100% of the remaining authorized, but un-issued, common shares of Sterling, on a fully diluted basis, in exchange for US$10,500,000.  In addition, the Company has agreed to make available up to US$1,250,000 (US$250,000 per month) in interim term debtor-in-possession financing to Sterling, which amount will bear interest at a rate of 10% per annum, bringing the total value of the agreement to US$11,750,000.  The Agreement prohibits Sterling from soliciting or initiating any discussion regarding any other business combination or sale of material assets, contains provisions for the Company to match competing, unsolicited proposals and provides for a US$250,000 termination fee payable to the Company in certain circumstances.

The Agreement contains a number of conditions precedent to the obligations of the parties.  Unless all of such conditions are satisfied or waived by the party for whose benefit such conditions exist, to the extent that they may be capable of waiver, the proposed transaction will not proceed.  There is no assurance that the conditions will be satisfied or waived on a timely basis, or at all. Such conditions include: an order of the Court approving the Plan; all claims of all the creditors of Sterling are paid, satisfied, settled or compromised under the Plan and that all other consents and approvals, including regulatory approvals, are obtained.

The Company, upon meeting of the above referenced conditions, including the confirmation of a Chapter 11 Plan, will reconstitute the Sterling Board of Directors and make additions to senior management of Sterling.

On 8 March 2010, the Company entered into a letter agreement with Kootenay Gold Inc. (“Kootenay”), whereby the Company and Kootenay have agreed to cooperate in a joint bid to acquire a 100% interest in Sterling and its assets, and provide for financing of Sterling’s continuing operations and development (Note 17).

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

30 November 2009

Contact Lake Property – Contact Lake, Northwest Territories

During the year ended 30 November 2005, the Company acquired a 100% undivided right, title and interest, subject to a 1% net smelter return royalty (“NSR”), in five mineral claims, totaling 1,801.82 hectares (“ha”) (4,450.50 acres) located five miles southeast of Port Radium on Great Bear Lake, Northwest Territories (“NT”), for cash payments of $60,000 (paid) and 60,000 common shares (issued and valued at $72,000) of the Company (Note 15).  The Company may purchase the NSR for a one-time payment of $1,000,000.  The Company completed additional staking in the area in order to increase the project size to sixteen contiguous claims, totalling 10,563.76 ha (26,103.52 acres).  Collectively the properties are known as the Contact Lake Mineral Claims.

Expenditures related to the Contact Lake Mineral Claims can be summarized as follows:

Cumulative amounts from inception to 30 November 2009		For the year ended 30 November 2009	For the year ended 30 November 2008	For the year ended 30 November 2007
	$	$	$	$

Exploration operating expenses
Amortization	272,162	65,497	122,091	84,574
Assaying and geochemical	412,906	1,097	93,816	126,745
Camp costs and field supplies	1,549,817	120,468	141,074	499,322
Claim maintenance and permitting	87,787	260	4,544	13,452
Community relations and government	215,000	19,153	70,930	50,603
Drilling	3,318,148	12,304	105,994	1,741,790
Equipment rental	200,831	-	3,750	75,693
Geology and engineering	665,122	28,682	227,902	171,399
Geophysics	16,643	-	16,643	-
Orthophotography	199,451	-	-	103,306
Staking and line cutting	339,160	6,500	-	-
Surveying	1,473,493	-	-	336,349
Transportation and fuel	4,938,609	212,326	289,276	1,357,400
Wages, consulting and management fees	4,533,670	626,682	771,526	1,407,434

	18,222,799	1,092,969	1,847,546	5,968,067

Acquisition of mineral property interests	132,000	-	-	-

	18,354,799	1,092,969	1,847,546	5,968,067

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

30 November 2009

Port Radium – Glacier Lake Property, Northwest Territories

During the year ended 30 November 2005, the Company acquired a 100% undivided right, title and interest, subject to a 2% NSR, in four mineral claims, totaling 2,520.78 ha (6,229.00 acres) (the “Glacier Lake Mineral Claims”) located one mile east of Port Radium on Great Bear Lake, NT, for cash payments of $30,000 (paid) and 72,000 common shares (issued and valued at $72,000) of the Company (Note 15).  The Company may purchase one-half of the NSR for a one-time payment of $1,000,000.

Expenditures related to the Glacier Lake Mineral Claims can be summarized as follows:

Cumulative amounts from inception to 30 November 2009		For the year ended 30 November 2009	For the year ended 30 November 2008	For the year ended 30 November 2007
	$	$	$	$

Exploration operating expenses
Amortization	26,894	8,371	10,727	7,796
Assaying and geochemical	197,313	-	54,136	143,177
Camp costs and field supplies	383,489	-	1,178	256,581
Claim maintenance and permitting	19,598	6,227	6,241	6,867
Community relations and government	21,472	-	-	21,472
Drilling	758,681	-	-	758,681
Equipment rental	58,038	-	-	45,643
Geology and engineering	69,879	-	36,206	33,673
Metallurgical studies	62,977	-	-	62,977
Orthophotography	25,522	-	-	25,522
Staking and line cutting	88,335	-	-	88,335
Surveying	17,309	-	-	-
Transportation and fuel	5,029,890	-	344,031	3,754,918
Wages, consulting and management fees	840,723	-	159,905	505,775

	7,600,120	14,598	612,424	5,711,417

Acquisition of mineral property interests	102,000	-	-	-
Recovery of mineral property costs	(603,750)	-	-	(186,651)

	7,098,370	14,598	612,424	5,524,766

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

30 November 2009

Port Radium – Crossfault Lake Property, Northwest Territories

During the year ended 30 November 2005, the Company acquired a 100% undivided right, title and interest, subject to a 2% NSR, in five mineral claims, totalling 1,820.56 ha (4,498.68 acres) (the “Port Radium – Crossfault Lake Mineral Claims”) located north of Port Radium on Great Bear Lake, NT, for cash payments of $60,000 (paid) and 90,000 common shares (issued and valued at $297,000) of the Company (Note 15).  The Company may purchase one-half of the NSR for a one-time payment of $1,000,000.

Expenditures related to the Port Radium – Crossfault Lake Mineral Claims for the year ended 30 November 2009 consists of claim maintenance and permitting of $Nil (2008 - $682, 2007 - $Nil, cumulative - $682), transportation and fuel of $Nil (2008 - $817, 2007 - $Nil, cumulative - $817), wages, consulting and management fees of $Nil (2008 - $16,258, 2007 - $Nil, cumulative - $16,258), acquisition of mineral property interests of $Nil (2008 - $Nil, 2007 - $Nil, cumulative - $357,000) and recovery of mineral property costs of $Nil (2008 - $12,645, 2007 - $Nil, cumulative - $12,645).

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

Expenditures related to the Eldorado Uranium Mineral Claims for the year ended 30 November 2009 consists of claim maintenance and permitting of $526 (2008 - $Nil, 2007 - $526, cumulative - $1,052) and acquisition of mineral property interests of $Nil (2008 - $Nil, 2007 - $Nil, cumulative - $20,000).

North Contact Lake Mineral Claims – Great Bear Lake, Northwest Territories

During the year ended 30 November 2006, the Company acquired a 100% right, interest and title, subject to a 2% NSR, in eleven mineral claims (the “North Contact Lake Mineral Claims”), for cash payments of $75,000 and the issue of 50,000 common shares of the Company valued at $182,500 (Note 15).  The Company may purchase one-half of the NSR for a one-time payment of $1,000,000.  The North Contact Lake Mineral Claims are situated north of Contact Lake on Great Bear Lake approximately 680 km (423 miles) north of Yellowknife, NT, totaling 6,305.22 ha (15,580.48 acres).

Expenditures related to the North Contact Lake Mineral Claims for the year ended 30 November 2009 consists of camp costs and field supplies of $Nil (2008 - $1,034, 2007 - $Nil, cumulative - $1,034), drilling of $Nil (2008 - $353,182, 2007 - $Nil, cumulative - $353,182), transportation and fuel of $Nil (2008 - $9,606, 2007 - $Nil, cumulative - $9,606), wages, consulting and management fees of $Nil (2008 - $13,012, 2007 - $Nil, cumulative - $13,012) and acquisition of mineral property interests of $Nil (2008 - $Nil, 2007 - $Nil, cumulative - $257,500).

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

30 November 2009

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

During the year ended 30 November 2009, fourteen claims were allowed to lapse.  The Eldorado South Uranium Project now consists of sixteen mineral claims totaling 11,281.85 ha (27,878.62 acres).

Expenditures related to the Eldorado South Uranium Project can be summarized as follows:

Cumulative amounts from inception to 30 November 2009		For the year ended 30 November 2009	For the year ended 30 November 2008	For the year ended 30 November 2007
	$	$	$	$

Exploration operating expenses
Camp costs and field supplies	27,967	-	8,989	18,978
Claim maintenance and permitting	17,153	10,762	916	5,475
Community relations and government	3,555	-	3,555	-
Equipment rental	2,623	-	1,778	845
Geology and engineering	301,883	71,193	118,858	111,832
Geophysics	3,000	-	-	3,000
Staking and line cutting	415,099	71,500	237,944	105,655
Transportation and fuel	176,011	2,230	171,561	2,220
Wages, consulting and management fees	278,323	48,942	210,381	19,000

	1,225,614	204,627	753,982	267,005

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

30 November 2009

Longtom Property – Longtom Lake, Northwest Territories

The Company holds a 50% undivided interest subject to a 2% NSR, totaling 361.38 ha (892.61 acres), in the Longtom Property (the “Longtom Property”) located about 350 km northwest of Yellowknife, NT.  The Longtom Property is registered 100% in the name of the Company.

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

Expenditures related to the Longtom Property for the year ended 30 November 2009 consists of assaying and geochemical of $Nil (2008 - $Nil, 2007 - $Nil, cumulative - $335), camp costs and field supplies of $Nil (2008 - $Nil, 2007 - $Nil, cumulative - $147,024), claim maintenance and permitting of $893 (2008 - $Nil, 2007 - $893, cumulative - $2,679), drilling of $Nil (2008 - $Nil, 2007 - $Nil, cumulative - $210,057), geology and engineering of $Nil (2008 - $Nil, 2007 - $Nil, cumulative - $418,998), transportation and fuel of $Nil (2008 - $Nil, 2007 - $Nil, cumulative - $322,529), wages, consulting and management fees of $Nil (2008 - $10,626, 2007 - $Nil, cumulative - $200,899), recovery of mineral property costs of $Nil (2008 - $Nil, 2007 - $Nil, cumulative - $52,497), sale of mineral property interests of $Nil (2008 - $Nil, 2007 - $Nil, cumulative - $55,000) and write-off of mineral properties and related costs of $Nil (2008 - $Nil, 2007 - $Nil, cumulative - $220,552).

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

30 November 2009

Longtom Property (Target 1) – Longtom Lake, Northwest Territories

During the year ended 30 November 2003, the Company acquired a 50% interest in a 710.67 ha (1,756.10 acres) mineral property located in the Longtom Lake area of the Northwest Territories for cash proceeds of $15,000 and 40,000 common shares of the Company valued at $56,000 (Note 15).

During the year ended 30 November 2009, the Company has not done any work recently and has not budgeted for any in 2010.

Expenditures related to the Longtom Property Target 1 for the year ended 30 November 2009 consists of geology and engineering of $Nil (2008 - $Nil, 2007 - $Nil, cumulative - $2,103), wages, consulting and management fees of $Nil (2008 - $Nil, 2007 - $Nil, cumulative - $21,648), acquisition of mineral property interests of $Nil (2008 - $Nil, 2007 - $Nil, cumulative - $71,000) and recovery of mineral property costs of $Nil (2008 - $Nil, 2007 - $Nil, cumulative - $3,530).

MacInnis Lake Property – MacInnis Lake, Northwest Territories

During the year ended 30 November 2005, the Company acquired a 100% interest, subject to a 2% NSR, in twelve mineral claims (the “MacInnis Lake Uranium Claims”) and three additional mineral claims (the “Kult Claims”) located approximately 275 km southeast of Yellowknife, NT, collectively known as the MacInnis Lake Uranium Project.  The acquisition was completed for cash proceeds of $100,000 (paid) and 130,000 common shares (issued and valued at $158,000) of the Company (Note 15).

The MacInnis Lake Uranium Project now consists of fifteen mineral claims totaling 10,701.16 ha (26,431.87 acres).

The Company entered into an option agreement dated 1 April 2005, as amended 11 April 2006 and again on 29 September 2008 with Max Resource Corp. (“Max Resource”), whereby Max Resource can earn an interest, subject to a 2% NSR, in the MacInnis Lake Uranium Project. The terms of the option agreement called for Max Resource to make payments as follows:

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

The Company was unable to obtain exploration permits from regulatory authorities in the Northwest Territories due to outstanding and ongoing First Nations land claim issues.  Max Resource terminated the agreement on 18 January 2010 (Note 17).

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

30 November 2009

Expenditures related to the MacInnis Lake Property for the year ended 30 November 2009 consists of claim maintenance and permitting of $Nil (2008 - $Nil, 2007 - $2,670, cumulative - $2,670), geology and engineering of $Nil (2008 - $6,438, 2007 - $832, cumulative - $19,446), surveying of $Nil (2008 - $Nil, 2007 - $110,092, cumulative - $323,117), transportation and fuel of $Nil (2008 - $Nil, 2007 - $Nil, cumulative - $8,734), wages, consulting and management fees of $Nil (2008 - $Nil, 2007 - $3,925, cumulative - $74,951), acquisition of mineral property interests of $Nil (2008 - $Nil, 2007 - $Nil, cumulative - $258,000) and recovery of mineral property costs of $Nil (2008 - $Nil, 2007 - $130,792, cumulative - $480,540).

Recovery of Mineral Property Costs

Recovery of Mineral Property Costs consists mainly of amounts paid to the Company under existing option agreements and camp rental fees paid to the Company:

	Cumulative amounts from inception to 30 November 2009	For the year ended 30 November 2009	For the year ended 30 November 2008	For the year ended 30 November 2007
	$	$	$	$

General cash payments related to mineral property option agreements	45,000	-	-	-

Cash reimbursements of mineral property expenditures related to mineral properties	1,032,095	-	12,645	317,443

Shares received – 200,000 common shares of Max Resource Corp. (Note 15)	82,000	-	-	-

	1,159,095	-	12,645	317,443

5.

Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities are non-interest bearing, unsecured and have settlement dates within one year.

Included in the accounts payable and accrued liabilities at 30 November 2009 is $639,893 (2008 - $685,941, 2007 - $556,200) related to Part XII.6 tax on funds raised by the Company on flow-through share offerings (Note 11).

Included in the accounts payable and accrued liabilities at 30 November 2009 is $739,687 (2008 - $739,687 2007 - $Nil) related to the estimated costs to the Company for amending its flow-through filings (Notes 11, 13 and 15).

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

30 November 2009

6.

Related Parties Transactions

During the year ended 30 November 2009, the Company entered into the following transactions with related parties:

i.

Paid or accrued secretarial fees of $15,000 (2008 - $15,000, 2007 - $8,500) to an individual related to a director of the Company.

ii.

Paid or accrued accounting fees of $59,001 (2008 – $Nil, 2007 - $Nil) to a company controlled by the chief financial officer of the Company.

iii.

Paid or accrued accounting fees of $13,875 (2008 - $Nil, 2007 - $Nil) to a company controlled by the former chief financial officer of the Company.

iv.

Paid or accrued management fees of $50,000 (2008 - $50,000, 2007 - $117,500) to a company controlled by a director of the Company.

v.

Paid or accrued management fees of $25,000 (2008 - $Nil, 2007 - $Nil) to a company controlled by a director of the Company.

vi.

Paid or accrued directors fees of $27,000 (2008 - $32,000, 2007 - $9,000) to a company controlled by a director of the Company.

vii.

Paid or accrued directors fees of $Nil (2008 - $25,000, 2007 - $14,000) to a company controlled by a director of the Company.

viii.

Paid or accrued directors fees of $17,000 (2008 - $3,000, 2007 - $Nil) to a director of the Company.

ix.

Paid or accrued directors fees of $10,000 (2008 - $Nil, 2007 - $Nil) to a director of the Company.

x.

Paid or accrued salaries and benefits of $479,878 (2008 - $575,269, 2007 - $397,982) to employees who are directors and/or officers of the Company.

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

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

30 November 2009

1.

Share Capital

Authorized share capital consists of an unlimited number of voting common shares.  Authorized share capital also consists of an unlimited number of preferred shares, to be issued in series, with the directors being authorized to determine the designation, rights, privileges, restrictions and conditions attached to all of the preferred shares.

On 10 March 2010, the TSX Venture Exchange approved the share consolidation on a one new common share without par value for every five existing common shares without par value basis.  All common shares and per share amounts have been restated to give retroactive effect to the share consolidation (Notes 1 and 17).

Share capital transactions of the Company during the year ended 30 November 2009 and 2008 are summarized as follows:

i.

On 4 November 2009, the Company issued 100,000 stock options to consultants of the Company with an exercise price of $1.00 per share.  The 100,000 options vest in four equal quarters starting 4 March 2010.  All options in this series expire 3 November 2014 (Note 12).

ii.

On 3 July 2009, the Company issued 790,000 stock options to directors, officers, employees and consultants of the Company with an exercise price of $1.00 per share.  A total of 720,000 options vested immediately upon issuance and the remaining 70,000 options vest in four equal quarters starting 3 November 2009.  All options in this series expire 2 July 2014 (Note 12).

iii.

On 12 December 2008, the Company issued 466,667 units at a price of $0.75 per unit for a total proceeds of $350,000. Each unit consists of one flow-through common share and one non flow-through share purchase warrant.  Each whole share purchase warrant entitles the holder to purchase an additional common share at a price of $0.90 up to 12 December 2010.

iv.

During the year ended 30 November 2009, a total of 480,000 stock options with an exercise price of $3.00 per share expired.  As at 30 November 2009, no stock options in this series remain outstanding.

v.

During the year ended 30 November 2009, a total of 65,000 stock options with an exercise price of $4.25 per share were cancelled.  As at 30 November 2009, a total of 575,000 stock options in this series remain outstanding.

vi.

During the year ended 30 November 2009, a total of 125,000 stock options with an exercise price of $1.75 per share were cancelled.  As at 30 November 2009, a total of 555,000 stock options in this series remain outstanding.

vii.

During the year ended 30 November 2008, the Company issued 30,000 common shares valued at a price of $1.00 per share upon the exercise of previously outstanding stock options.  As at 30 November 2008, a total of 10,000 stock options expired.  As at 30 November 2008, no stock options in this series remain outstanding.

viii.

During the year ended 30 November 2008, a total of 10,000 stock options with an exercise price of $4.25 per share expired.  As at 30 November 2008, a total of 640,000 stock options in this series remain outstanding.

ix.

During the year ended 30 November 2008, a total of 638,000 share purchase warrants valued at a price of $10.75 per share expired.  As at 30 November 2008, no share purchase warrants in this series remain outstanding.

x.

During the year ended 30 November 2008, a total of 101,659 agent compensation warrants valued at a price of $11.00 per share expired.  As at 30 November 2008, no agent compensation warrants in this series remain outstanding.

xi.

During the year ended 30 November 2008, the Company issued 700,000 stock options to directors, officers, employees and consultants of the Company.  Of the options issued, 680,000 were issued with an exercise price of $1.75 and the remaining 20,000 were issued with an exercise price of $5.00.  A total of 605,000 options vested immediately upon issuance and the remaining 95,000 options vest in four equal quarters starting 1 December 2008.  All options in this series expire 31 July 2011 (Note 11).

xii.

During the year ended 30 November 2008, the Company was required to amend its flow-through filings related to the flow-through shares issued and renounced in 2006 to reflect a reduction in the amount renounced of approximately $2,000,000. The Company has accrued a charge against capital stock and recorded a payable amount of $739,687 (2007 - $Nil, 2006 - $Nil) as the estimated costs to the Company for amending its flow-through filings (Notes 8, 12 and 13).

Stock options

The Company grants share options in accordance with the policies of the TSX Venture Exchange.  Under the general guidelines of the TSX Venture Exchange, the Company may reserve up to 10% of its issued and outstanding shares for its employees, directors or consultants to purchase shares of the Company.  The exercise price for options granted under the plan will not be less than the market price of the common shares less applicable discounts permitted by the TSX Venture Exchange and options will be exercisable for a term of up to five years, subject to earlier termination in the event of death or the cessation of services.

The following incentive stock options were outstanding at 30 November 2009:

	Exercise price	Number of options	Remaining contractual life (years)
	$

Options	4.25	575,000	0.94
	1.75	555,000	1.67
	5.00	20,000	1.67
	1.00	790,000	4.58
	1.00	100,000	4.93

		2,040,000

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

30 November 2009

The following is a summary of stock option activities during the years ended 30 November 2009 and 2008:

	Number of options	Weighted average exercise price
		$

Outstanding and exercisable at 1 December 2007	1,170,000	3.65

Granted	700,000	1.85
Exercised	(30,000)	1.00
Expired	(20,000)	2.65

Outstanding and exercisable at 30 November 2008	1,820,000	3.00

Weighted average fair value of options granted during the year		0.90

	Number of options	Weighted average exercise price
		$

Outstanding and exercisable at 1 December 2008	1,820,000	3.00

Granted	890,000	1.00
Exercised	-	-
Expired / Cancelled	(670,000)	2.90

Outstanding and exercisable at 30 November 2009	2,040,000	2.15

Weighted average fair value of options granted during the year		0.70

Warrants and agent compensation warrants

The following share purchase warrants were outstanding at 30 November 2009:

	Exercise price	Number of warrants	Remaining contractual life (years)
	$

Warrants	0.90	466,667	1.04

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

30 November 2009

The following is a summary of warrant activities during the years ended 30 November 2009 and 2008:

	Number of warrants	Weighted average exercise price
$

Outstanding and exercisable at 1 December 2007	739,659	10.80

Granted	-	-
Exercised	-	-
Expired	(739,659)	10.80

Outstanding and exercisable at 30 November 2008	-	-

Weighted average fair value of warrants granted during the year		-

	Number of warrants	Weighted average exercise price
		$

Outstanding and exercisable at 1 December 2008	-	-

Granted	466,667	0.90
Exercised	-	-
Expired	-	-

Outstanding and exercisable at 30 November 2009	466,667	0.90

Weighted average fair value of warrants granted during the year		0.28

The weighted average grant date fair value of warrants issued during the year ended 30 November 2009, amounted to $0.28 per warrant (2008 - $Nil per warrant).  The fair value of each warrant granted was determined using the Black-Scholes option pricing model and the following weighted average assumptions:

	2009	2008	2007

Risk free interest rate	0.78%	-	-
Expected life	2.0 years	-	-
Annualized volatility	108.25%	-	-
Expected dividends	-	-	-

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

30 November 2009

1.

Stock-Based Compensation

During the year ended 30 November 2009, the Company granted 100,000 stock options to consultants of the Company to purchase common shares of the Company for proceeds of $1.00 per common share expiring 3 November 2014.  A total of 100,000 of these stock options vest on the following dates (Note 11):

Vesting Date	Number of options

4 March 2010	25,000
4 June 2010	25,000
4 September 2010	25,000
4 November 2010	25,000

100,000

The fair value of the options which vested in the period, estimated using the Black-Scholes, model will be expensed as stock-based compensation in the statement of operations with a corresponding amount recorded as contributed surplus in shareholders’ equity.

During the year ended 30 November 2009, the Company granted 790,000 stock options to employees, directors and consultants of the Company to purchase common shares of the Company for proceeds of $1.00 per common share expiring 2 July 2014.  A total of 720,000 of these stock options vested on the grant date of 3 July 2009.  A total of 70,000 of these stock options granted to consultants of the Company vest on the following dates (Note 11):

Vesting Date	Number of options

3 November 2009	17,500
3 February 2010	17,500
3 May 2010	17,500
3 August 2010	17,500

70,000

The fair value of the portion of the options which vested in the year, estimated using the Black-Scholes model, was $508,434.  This amount has been expensed as stock-based compensation in the statement of operations with a corresponding amount recorded as contributed surplus in shareholders’ equity.

During the year ended 30 November 2008, the Company granted 700,000 stock options to employees, directors and consultants of the Company.  A total of 680,000 of the stock options entitle holders to purchase common shares of the Company for proceeds of $1.75 per common share expiring 31 July 2011 and the remaining 20,000 options entitle holders to purchase common shares of the Company for proceeds of $5.00 per common share expiring 31 July 2011.  A total of 605,000 of these stock options vested on the grant date of 1 August 2008.  A total of 95,000 of these stock options vest on the following dates (Note 11):

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

30 November 2009

Vesting Date	Number of options

1 December 2008	23,750
1 March 2009	23,750
1 June 2009	23,750
1 September 2009	23,750

95,000

The fair value of the portion of the options which vested in the year, estimated using the Black-Scholes model, was $30,725 (30 November 2008 - $548,070).  This amount has been expensed as stock-based compensation in the statement of operations with a corresponding amount recorded as contributed surplus in shareholders’ equity.

The following assumptions were used for the Black-Scholes valuation of stock options granted and vested during the year:

	2009	2008	2007

Risk free interest rate	2.29%	2.86%	4.46%
Expected life	4.7 years	3.0 years	3.0 years
Annualized volatility	107.04%	100.99%	91.34%
Expected dividends	-	-	-

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

30 November 2009

2.

Commitments and Other Obligations

i.

The Company has outstanding and future commitments under mineral property option agreements to pay cash and issue common shares of the Company (Note 8).

ii.

On 1 April 2006, the Company entered into a five year lease for premises with the following lease payments to the expiration of the lease on 1 March 2011:

	i.	$
	ii.
30 November 2010	iii.	42,900
30 November 2011 (expiry in 1 March 2011)	iv.	10,725
	v.
Total	vi.	53,625

i.

The Company has certain obligations related to the amendments of its flow-through filings (Notes 9, 11 and 15).

1.

Income Taxes

Provision for income taxes

The provision for (recovery of) income taxes differs from the amount that would have resulted by applying Canadian federal and provincial statutory tax rates of 30.08% (2008 – 31.00%, 2007 – 32.12%).

	2009	2008	2007
	$	$	$

Loss before income taxes	(3,469,442)	(6,489,209)	(15,039,888)

Expected income tax recovery	1,043,724	2,011,655	4,830,812
Adjustments to benefits resulting from:
Stock-based compensation	(162,197)	(169,902)	(632,773)
Share issue costs	6,467	-	-
Other	39,781	(113,196)	(142,492)
Change in enacted rates	(446,140)	(31,083)	(45,611)
Change in valuation allowance	(377,045)	(1,697,474)	3,113,702

Future income tax recovery	104,590	-	7,123,638

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

30 November 2009

Future tax balances

The tax effects of temporary differences that give rise to future income tax assets and liabilities are as follows:

	2009	2008	2007
	$	$	$

Non-capital loss carryforwards	1,328,038	761,624	1,530,636
Plant, property and equipment	19,979	(6,955)	48,972
Mineral properties	1,548,106	1,661,935	(980,910)
Share issue costs	69,811	172,286	292,718

	2,965,934	2,588,890	891,416
Less: valuation allowance	(2,965,934)	(2,588,890)	(891,416)

Future tax assets (liabilities)	-	-	-

The Company has non-capital losses for Canadian tax purposes of approximately $4,964,628 available to offset against taxable income in future years, which, if unutilized, will expire as follows:

Year	Amount

2026	672,083
2027	-
2028	2,495,893
2029	1,796,652

4,964,628

Additionally, the Company has approximately $5,787,312 of Canadian development expenses and Canadian exploration expenditures as at 30 November 2009 which, under certain circumstances, may be utilized to reduce taxable income of future years.  The potential income tax benefits of these losses have been offset by a full valuation allowance.

During the year ended 30 November 2009, the Company renounced the tax benefits of a total of 466,667 flow-through common shares (2008 - Nil, 2007 - 11,880,000) resulting in an income tax recovery of $104,590 (2007 - $Nil, 2007 - $7,123,638).  The flow-through agreements require the Company to renounce certain tax deductions for Canadian exploration expenditures incurred on the Company’s mineral properties to the flow-through participants.

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

30 November 2009

2.

Supplemental Disclosures with Respect to Cash Flows

Cash and cash equivalents comprise the following:

	2009	2008
	$	$

Cash on hand and balance in bank	3,378,568	734,242
Short term deposits(i)	10,000,000	16,633,334
Trust account(ii)	1,321,750	-

	14,700,318	17,367,576

(i)

Short term deposits include investments that are cashable after 30 days without penalty, with interest rate guarantees extending up to one year.

(ii)

$1,321,750 (US$ 1,250,000) held in trust with US legal counsel as part of the Sterling acquisition.

During the year ended 30 November 2008, the Company has accrued a charge against capital stock and recorded a payable amount of $739,687 as the estimated costs to the Company for amending its flow-through filings (Notes 9, 11 and 13).

During the year ended 30 November 2006, the Company issued 40,045 common shares valued at $252,751 and 407,384 warrants valued at $1,015,191 for agent services rendered.

During the year ended 30 November 2006, the Company issued 50,000 common shares valued at $182,500 for the acquisition of the mineral property interests (Note 8).

During the year ended 30 November 2005, the Company issued 262,715 common shares valued at $303,074 and 530,357 warrants valued at $1,027,318 for agent services rendered.

During the year ended 30 November 2005, the Company issued 352,000 common shares valued at $599,000 for the acquisition of the mineral property interests (Note 8).

During the year ended 30 November 2004, the Company issued 44,166 common shares valued at $49,153 and warrants valued at $140,214 for agent services rendered.

During the year ended 30 November 2004, the Company issued 30,000 common shares valued at $30,000 for the acquisition of the mineral property interests (Note 8).

During the year ended 30 November 2004, the Company received 200,000 common shares of Max Resource Corp. valued at $82,000 as payment under a mineral property option agreement (Note 8).

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

30 November 2009

During the year ended 30 November 2003, the Company issued 20,000 common shares valued at $23,000 for financing fees and 140,000 warrants valued at $58,478 for agent services rendered.

During the year ended 30 November 2003, the Company issued 90,000 common shares valued at $112,500 for the acquisition of the mineral property interests (Note 8).

On 21 January 2003, the Company sold its interest in the Harrison Lake Property to Candorado for proceeds of 40,000 shares of Candorado valued at $16,565.  These shares were sold for proceeds of $16,565 on the same date.

During the year ended 30 November 2000, the Company issued 26,767 common shares valued at $66,918 for the settlement of debt.

3.

Segmented Information

The Company operates solely in Canada in one reporting segment, mineral production and related activities.

4.

Subsequent Events

The following subsequent events occured from the date of the year ended 30 November 2009 to the date the annual financial statements were available to be issued on 29 March 2010:

i.

On 18 January 2010, Max Resource Corp. terminated the MacInnis Lake Property option agreement (Note 8).

ii.

On 8 March 2010, the Company entered into a letter agreement with Kootenay Gold Inc. (“Kootenay”), whereby the Company and Kootenay have agreed to cooperate in a joint bid to acquire a 100% interest in Sterling and its assets, and provide for financing of Sterling’s continuing operations and development (Note 8).

iii.

On 10 March 2010, the TSX Venture Exchange approved the share consolidation ratio on a one new common share without par value for every five existing common shares without par value basis.  All common shares and per share amounts have been restated to give retroactive effect to the share consolidation (Notes 1 and 11).

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

30 November 2009

18.

Capital Disclosure

The capital structure of the Company consists of equity attributable to common shareholders, comprising of issued capital, contributed surplus, warrants and deficit.  The Company’s objectives when managing capital are to: (i) preserve capital, (ii) obtain the best available net return, and (iii) maintain liquidity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic condition and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents and investments.

The Company’s policy is to invest its excess cash in highly liquid, fully guaranteed, bank sponsored instruments.

19.

Reconciliation of Canadian and United States Generally Accepted Accounting Principles

The financial statements of the Company have been prepared in accordance with Canadian GAAP, which differ in certain material respects from United States GAAP.  Had the Company prepared the financial statements in accordance with United States GAAP, certain items on the balance sheets and statements of operations, deficit and cash flows would have been reported as follows:

	30 November 2009	30 November 2008	30 November 2007
	$	$	$

Statement of loss

Net loss for the year based on Canadian GAAP	(3,364,852)	(6,489,209)	(7,916,250)
Income tax expense on current year United States GAAP adjustments – Flow-through shares (Note 19(i))	(34,590)	-	(6,868,438)

Net loss for the year based on United States GAAP	(3,399,442)	(6,489,209)	(14,784,688)

Other comprehensive income (loss) (Note 19(iv))	-	-	(86,000)

Comprehensive loss for the year based on United States GAAP	(3,399,442)	(6,489,209)	(14,870,688)

Loss per share, basic and diluted	(0.159)	(0.310)	(0.734)
Comprehensive loss per share, basic and diluted	(0.159)	(0.310)	(0.738)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

30 November 2009

	30 November 2009	30 November 2008	30 November 2007
	$	$	$
Shareholders’ equity

Canadian GAAP	13,505,838	16,107,618	22,758,444
Other comprehensive income (Note 19(iv))	-	-	(86,000)

United States GAAP	13,505,838	16,107,618	22,672,444

Accumulated other comprehensive income

Canadian GAAP	-	-	-
Unrealized (realized) gain on available-for-sale securities	-	-	(86,000)

United States GAAP	-	-	(86,000)

Balance sheet difference

	30 November 2009	30 November 2008
	$	$

Share capital and contributed surplus

Canadian GAAP	50,719,869	49,956,797
Flow-through shares (Note 19(i))	9,407,456	9,372,866
Stock-based compensation (Note 19(ii))	189,176	189,176

United States GAAP	60,316,501	59,518,839

Deficit

Canadian GAAP	(37,214,031)	(33,849,179)
Flow-through shares (Note 19(i))	(9,407,456)	(9,372,866)
Stock-based compensation (Note 19(ii))	(189,176)	(189,176)

United States GAAP	(46,810,663)	(43,411,221)

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

30 November 2009

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

During the year ended 30 November 2006, the Company issued 1,100,000 and 1,276,000 flow-through common shares for total proceeds of $10,175,000 and $12,122,000, respectively.  The excess of the price paid for the shares over the quoted market price was $255,200.  All of these amounts were renounced to the respective investors during the year ended 30 November 2007.

During the year ended 30 November 2009, the Company issued 466,667 flow-through common shares for total proceeds of $350,000.  The excess of the price paid for the shares over the quoted market price was $70,000.  All of these amounts were renounced to the respective investors during the year ended 30 November 2009.

During the year ended 30 November 2009, under Canadian GAAP, the Company recorded a reduction in share capital and corresponding increase in deferred tax liability of $104,590 (2008 - $Nil, 2007 - $7,123,638).  All deferred tax liabilities were recognized in earnings as a reduction in the valuation allowance at the time of renunciation of the flow-through shares.

During the year ended 30 November 2009, under United States GAAP, the Company recorded an increase in liability of $70,000 related to the excess of the price paid for the flow-through shares by the investor over the quoted market price (2008 - $Nil, 2007 - $Nil) and the remaining proceeds of $280,000 were recognized as an increase in share capital (2008 - $Nil, 2007 - $Nil).

Upon renunciation during the year ended 30 November 2009, the Company reversed the liability of $70,000 (2008 - $Nil, 2007 - $255,200) and recorded an increase in deferred tax liability of $104,590 (2008 - $Nil, 2006 - $7,123,638).  All deferred tax liabilities were recognized in earnings as a reduction in the valuation allowance at the time of renunciation of the flow-through shares.  This resulted in an income tax expense of $34,590 for the year ended 30 November 2009 (2008 - $Nil, 2007 - $6,868,438).

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

30 November 2009

The net effect to report net loss for the year ended 30 November 2009 under United States GAAP rather than Canadian GAAP is to increase the net loss as reported in Canadian GAAP by $34,590 (2008 - $Nil, 2007 - $6,868,438).

The net effect to report share capital for the year ended 30 November 2009 under United States GAAP rather than Canadian GAAP is to increase the share capital as reported in Canadian GAAP by $9,407,456 (2008 - $9,372,866, 2007 - $9,372,866).  Deficit is also increased by this amount under United States GAAP.

ii.

Stock-based compensation

On 1 December 2006, the Company adopted Accounting Standards Codification (the “Codification” or “ASC”) 718, “Compensation – Stock Compensation”, which establishes accounting for equity instruments exchanged for employee services.  Under the provisions of ASC 718, stock-based compensation cost is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense over the employees’ requisite service period (generally the vesting period of the equity grant).  The Company adopted ASC 718 using the modified prospective method, which requires the Company to record compensation expense over the vesting period for all awards granted after the date of adoption.  Adoption of ASC 718 does not change the way the Company accounts for share-based payments to non-employees, with guidance provided by ASC 505-50, “Equity-Based Payments to Non-Employees”.  As the Company had previously applied the fair value method of accounting for stock-based compensation under Canadian GAAP since 1 December 2002, the adoption of ASC 718 did not result in any significant differences between Canadian and United States GAAP with respect to stock-based compensation expense in 2009.  The Company is required to estimate forfeitures at the date of grant under United States GAAP, whereas Canadian GAAP requires that forfeitures are accounted for when they occur.  They were no material United States and Canadian GAAP differences attributable to forfeitures.  The Company uses the Black-Scholes option pricing model to value its stock options as described in Notes 3 and 12.

Prior to 1 December 2002, the Company accounted for stock options under Canadian GAAP as capital transactions when the options were recognized.  Effective 1 December 2002, the Company began accounting for stock option expense on a prospective basis under Canadian GAAP following the fair value method of accounting for stock options.  The Company’s reported increase of $189,176 in both share capital and deficit as at 30 November 2009 and 2008 is the result of the difference in accounting for stock options under Canadian GAAP and United States GAAP prior to 1 December 2002.

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

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

30 November 2009

Under United States GAAP, diluted earnings per share takes into consideration the weighted average number of shares outstanding during the year and the potentially dilutive common shares.  For the years ended 30 November 2009, 2008 and 2007, this calculation proved to be anti-dilutive.

Under United States GAAP, the weighted average number of common shares outstanding excludes any shares that remain in escrow, but may be earned out based on the Company incurring a certain amount of exploration and development expenditures.

The weighted average number of common shares outstanding for calculating basic earnings (loss) per share under United States GAAP for the years ended 30 November 2009, 2008 and 2007 were 21,388,636, 20,920,782, and 20,147,840, respectively.  The calculation of diluted earnings per share for the years ended 30 November 2009, 2008 and 2007 proved to be anti-dilutive.

iv.

Comprehensive income

ASC 220, “Comprehensive Income”, establishes standards for the reporting and display of comprehensive income and its components (revenues, expenses, gains, and losses).  ASC 220 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in the financial statements for the Company.

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

Accounting for impairment of long-lived assets and for long-lived assets to be disposed of

For United States reporting purposes, the Company has adopted ASC 360-10-35, “Impairment or Disposal of Long-Lived Assets”.  In the event that facts and circumstances indicate that the carrying amount of an asset may not be recoverable and an estimate of future and undiscounted cash flows is less than the carrying amount of the asset, an impairment loss will be recognized.

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

30 November 2009

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

viii.

Asset retirement obligations

The Company has adopted ASC 410, “Assets Retirement and Environmental Obligations”, which requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred.  ASC 410 is substantially consistent with CICA Handbook Section 3110, “Asset Retirement Obligations,” which is effective for fiscal years beginning on or after 1 January 2004.  The Company adopted CICA 3110 for Canadian GAAP purposes effective 1 December 2004, and ASC 410 for US GAAP purposes effective 1 December 2004.

ix.

Costs associated with exit or disposal activities

On 1 December 2003, the Company adopted ASC 420, “Exit or Disposal Cost Obligations”.  This standard requires that a liability associated with an exit or disposal activity be recognized when the liability is incurred rather than at the date of the Company’s commitment to an exit plan.

x.

Accounting for certain financial instruments with characteristics of both liabilities and equity

On 1 December 2003, the Company adopted ASC 480, “Distinguishing Liabilities from Equity”.  This standard requires that certain financial instruments embodying an obligation to transfer assets or to issue equity securities be classified as liabilities.  This standard has no impact on the Company’s financial statements.

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

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

30 November 2009

xiii.

Recent pronouncements

In August 2009, the FASB issued Accounting Standards Update (“ASU” or “Update”) No. 2009-05, “Fair Value Measurement and Disclosure (Topic 820) – Measuring Liabilities at Fair Value”, which provides valuation techniques to measure fair value in circumstances in which a quoted price in an active market for the identical liability is not available.  The guidance provided in this update is effective 1 December 2009.  The Company does not expect that the adoption of ASU No. 2009-05 will have a material impact on its financial statements.

From June 2009 to November 2009, the FASB issued various other updates, ASU No. 2009-2 through ASU No. 2009-15, which contain technical corrections to existing guidance or affect guidance to specialized industries or entities.  These updates have no current applicability to the Company or their effect on the financial statements would not have been significant.

In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)”.  SFAS No. 167, which amends ASC 810-10, “Consolidation”, prescribes a qualitative model for identifying whether a company has a controlling financial interest in a variable interest entity (“VIE”) and eliminates the quantitative model.  The new model identifies two primary characteristics of a controlling financial interest: (1) provides a company with the power to direct significant activities of the VIE, and (2) obligates a company to absorb losses of and/or provides rights to receive benefits from the VIE.  SFAS 167 requires a company to reassess on an ongoing basis whether it holds a controlling financial interest in a VIE.  A company that holds a controlling financial interest is deemed to be the primary beneficiary of the VIE and is required to consolidate the VIE.  SFAS No. 167, which is referenced in ASC 105-10-65, has not yet been adopted into the Codification and remains authoritative.  SFAS No. 167 is effective 1 December 2009.  The Company does not expect that the adoption of SFAS No. 167 will have a material impact on its financial statements.

In June 2009, the FASB issued SFAS No. 166, “Accounting for Transfer of Financial Assets – an amendment of FASB Statement”.  SFAS No. 166 removes the concept of a qualifying special-purpose entity from ASC 860-10, “Transfers and Servicing”, and removes the exception from applying ASC 810-10, “Consolidation”. This statements also clarifies the requirements for isolation and limitations on portions of financial assets that are eligible for sale accounting.  SFAS No. 166, which is referenced in ASC 105-10-65, has not yet been adopted into the Codification and remains authoritative.  This statement is effective 1 December 2009.  The Company does not expect that the adoption of SFAS No. 166 will have a material impact on its consolidated financial statements.

In May 2009, the FASB issued new guidance for accounting for subsequent events.  The new guidance, which is now part of ASC 855, “Subsequent Events” is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date, but before financial statements are issued or are available to be issued.  It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date.  This disclosure should alert all users of financial statements that an entity has not evaluated subsequent events after that date in the set of financial statements being presented.  The new guidance was effective on a prospective basis for interim or annual reporting periods ending after 15 June 2009.  The adoption of this guidance did not have a material impact on the Company’s financial statements.

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

30 November 2009

In May 2008, the FASB issued new guidance for accounting for convertible debt instruments that may be settled in cash.  The new guidance, which is now part of ASC 470-20, “Debt with Conversion and Other Options” requires the liability and equity components to be separately accounted for in a manner that will reflect the entity’s nonconvertible debt borrowing rate.  The Company will allocate a portion of the proceeds received from the issuance of convertible notes between a liability and equity component by determining the fair value of the liability component using the Company’s nonconvertible debt borrowing rate.  The difference between the proceeds of the notes and the fair value of the liability component will be recorded as a discount on the debt with a corresponding offset to paid-in capital.  The resulting discount will be accreted by recording additional non-cash interest expense over the expected life of the convertible notes using the effective interest rate method.  The new guidance was to be applied retrospectively to all periods presented upon those fiscal years.  The adoption of this guidance did not have a material impact on the Company’s financial statements.

In April 2008, the FASB issued new guidance for determining the useful life of an intangible assets.  The new guidance, which is now part of ASC 350, “Intangibles – Goodwill and Other”.  In determining the useful life of intangible assets, ASC 350 removes the requirement to consider whether an intangible asset can be renewed without substantial cost of material modifications to the existing terms and conditions and, instead, requires an entity to consider its own historical experience in renewing similar arrangements.  ASC 350 also requires expanded disclosure related to the determination of intangible asset useful lives.  The new guidance was effective for financial statements issued for fiscal years beginning after 15 December 2008.  The adoption of this guidance did not have a material impact on the Company’s financial statements.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for annual report filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ALBERTA STAR DEVELOPMENT CORP.
Dated: April 9, 2010	By: /s/ Tim Coupland
Tim Coupland, President

Endnotes

James Stafford

Chartered Accountants

Suite 350 – 1111 Melville Street

Vancouver, British Columbia

Canada V6E 3V6

Telephone +1 604 669 0711

Facsimile +1 604 669 0754