Form 20-F/A
period 2010-11-30
ALBERTA STAR DEVELOPMENT CORP
filed 2011-05-24
CIK 1142462

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

FORM 20-F/A

(Amendment #1)

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

ITEM 16C - PRINCIPAL ACCOUNTANT FEES AND SERVICES

ITEM 16D - EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

ITEM 16E - PURCHASES OF EQUITY SECURITIES BY THE ISSUERS AND AFFILIATED PURCHASERS

ITEM 16F – CHANGE IN CERTIFYING ACCOUNTANT

ITEM 16G – CORPORATE GOVERNANCE

PART III

ITEM 17 - FINANCIAL STATEMENTS

ITEM 18 - FINANCIAL STATEMENTS

ITEM 19 - EXHIBITS

SIGNATURE

2

EXPLANATORY NOTE:

We are filing this Form 20-F/A Amendment No. 1 to correct the following inadvertent errors in our Form 20-F for the period November 30, 2010 which was filed on or about May 16, 2011, which were discovered after filing:

1.

At the time of the filing, the exhibits to Form 20F inadvertently omitted the Auditor’s Consent to File (Exhibit 15.2).  A consent has been filed as an exhibit to this Form 20-F/A.

2.

Due to a error which occurred in the process of converting the Form 20-F to HTML, the notes to the financial statements were incorrectly numbered.  The numbering has been corrected in this Form 20-F/A.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING RESOURCE AND RESERVE ESTIMATES – MINING PROPERTIES

This Annual Report on Form 20-F/A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws.  The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in United States Securities and Exchange Commission (“SEC”) Industry Guide 7 under the United States Securities Act of 1993, as amended (the “Securities Act”).  Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

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

Accordingly, information contained in this Annual Report on Form 20-F/A and the documents incorporated by reference herein contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

GLOSSARY OF MINING TERMS

The following are abbreviations and definitions of terms commonly used in the mining  industry and this Annual Report on Form 20-F/A:

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

CONVERSION TABLE

In this Annual Report on Form 20-F/A a combination of Imperial and Metric measures are used.  Conversions from Imperial to Metric and from Metric to Imperial are provided below:

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

ITEM 16F – CHANGE IN CERTIFYING ACCOUNTANT

None.

ITEM 16G – CORPORATE GOVERNANCE

Not applicable.

PART III

ITEM 17 - FINANCIAL STATEMENTS

The financial statements appear on Pages F-1 through F-39 of this Annual Report and are incorporated herein by reference.  Our audited financial statements as prepared by our management and approved by the audit committee include:

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

ALBERTA STAR DEVELOPMENT CORP.
Dated: May 20, 2011	By: “Tim Coupland”
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

(F1)

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

(F2)

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

(F3)

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

(F4)

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

(F5)

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

(F6)

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

(F7)

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

(F8)

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

(F9)

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

(F10)

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

(F11)

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

(F12)

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

(F13)

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

(F14)

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

5.

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

(F15)

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

6.

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

(F16)

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

7.

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

(F17)

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

(F18)

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

(F19)

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

(F20)

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

(F21)

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

(F22)

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

(F23)

ALBERTA STAR DEVELOPMENT CORP.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars

30 November, 2010

9.

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

(F24)

ALBERTA STAR DEVELOPMENT CORP.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars

30 November, 2010

10.

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

(F25)

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

(F26)

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

(F27)

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

11.

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

(F28)

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

(F29)

ALBERTA STAR DEVELOPMENT CORP.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars

30 November, 2010

12.

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

(F30)

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

(F31)

ALBERTA STAR DEVELOPMENT CORP.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars

30 November, 2010

14.

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

(F32)

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

(F33)

ALBERTA STAR DEVELOPMENT CORP.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars

30 November, 2010

16.

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

17.

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

a.

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

(F34)

ALBERTA STAR DEVELOPMENT CORP.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars

30 November, 2010

b.

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

c.

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

d.

The above differences between Canadian and US GAAP had no impact on the reported assets and liabilities of the Company.

(F35)

ALBERTA STAR DEVELOPMENT CORP.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars

30 November, 2010

e.

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

f.

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

g.

The above differences between Canadian and US GAAP had no impact on the statements of cash flows.

(F36)

ALBERTA STAR DEVELOPMENT CORP.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars

30 November, 2010

h.

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

(F37)

ALBERTA STAR DEVELOPMENT CORP.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars

30 November, 2010

18.

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

(F38)