Form 20-F
period 2011-11-30
ALBERTA STAR DEVELOPMENT CORP
filed 2012-04-06
CIK 1142462

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[ X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For fiscal year ended November 30, 2011
OR
[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____ to ______
OR
[   ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 21,403,979 common shares as at November 30, 2011

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [   ] No [ X ]

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes [   ] No [ X ]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [ X ] No [   ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes [   ] No [   ]

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one)

Large accelerated filer   [   ] Accelerated filer   [   ] Non-accelerated filer   [ X ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Reporting Standards as issuedby the International Accounting Standards Board [ ] by the International Accounting Standards Board	Other [ X ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 [ X ] Item 18  [   ]

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [   ] No [ X ]

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING RESOURCE AND RESERVE ESTIMATES –
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

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING OIL AND GAS PRODUCTION AND RESERVES

The Corporation incorporates additional information with respect to production and reserves which is either not generally included or prohibited under SEC rules and practices in the United States. The Corporation follows the Canadian practice of reporting gross production and reserve volumes; however, it also follows the United States practice of separately reporting these volumes on a net basis (after the deduction of royalties and similar payments). The Corporation also follows the Canadian practice of using forecast prices and costs when it estimates its reserves. However, the Corporation separately estimates its reserves using prices and costs held constant at the effective date of the reserve report in accordance with the Canadian reserve reporting requirements. These latter requirements are similar to the average constant pricing reserve methodology utilized in the United States.

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
NI 51-101 requires reserves to show a hurdle rate of return, whereas the SEC rules require reserves to be cash flow positive on an undiscounted basis.

GLOSSARY OF MINING TERMS

The following are abbreviations and definitions of terms commonly used in the mining industry and this Annual Report on Form 20-F:

Aeromagnetic survey	A geophysical survey using a magnetometer aboard, or towed behind, an aircraft.
Ag	The chemical symbol for silver.
Au	The chemical symbol for gold.
Andesite	Fine-grain generally volcanic rock composed of feldspar, hornblende and other minor minerals.

Anomaly	Any departure from the norm which may indicate the presence of mineralization in the underlying bedrock.

Anorthosite	Light grey to almost black rock, composed chiefly of calcium feldspar.

Aphebian	Period of time in the Earth’s history between 2.5 and 1.8 billion years ago.
Archean	Period of time in the Earth’s history between 3.8 and 2.5 billion years ago.
Assay	A chemical test performed on a sample of ores or core to determine the amount of valuable metals contained.
Assessment Work	The amount of work, specified by mining law, that must be performed each year in order to retain legal control of mining claims.
Audio-Magnetotellurics (AMT)	A geophysical method that measures the Earth’s varying electric and magnetic fields.
Basin	A round or oval depression in the Earth's surface, containing the youngest section of rock in its lowest, central part.
Batholith	A large mass of igneous rock extending to great depth with its upper portion dome-like in shape. Similar, smaller masses of igneous rocks are known as bosses or plugs.
Breccia	A rock in which angular fragments are surrounded by a mass of fine-grained minerals.
Chalcopyrite	A sulphide mineral of copper and iron; the most important ore mineral of copper.
Channel Sample	A sample composed of pieces of vein or mineral deposit that have been cut out of a small trench or channel, usually about 10 cm wide and 2 cm deep.

Chip Sample	A method of sampling a rock exposure whereby a regular series of small chips of rock is broken off along a line across the face.
Claim	Holder usually has the right to carry out mineral exploration and apply to mine on the located area.
Cretaceous	The third and latest of the periods in the Mesozoic Era.
Diamond Drill	A rotary type of rock drill that cuts a core of rock that is recovered in long cylindrical sections, 2 cm or more in diameter.
Dickite	Dickite is a polymorphic alumino-silicate clay that is formed from hydrothermal environments.
Diorite	An intrusive igneous rock composed chiefly of plagioclase, hornblende, biotite or pyroxene.
EM Survey	A geophysical survey method which measures the electromagnetic properties of rocks.
Exploration	Prospecting, sampling, mapping, diamond drilling and other work involved in searching for ore.
Fault	Fracture in the Earth’s crust, along which there has been displacement of the sides relative to one another parallel to the fracture.

Gabbro	A dark, coarse-grained intrusive igneous rock composed chiefly of feldspar and pyroxene.

Geophysical Surveys	The use of one or more geophysical techniques in geophysical exploration.
Grab Samples	A sample of rock or sediment taken more or less indiscriminately at any place.
Gravity Gradient	A geophysical method used to map and mathematically model underground fault
Survey	structures based on measurements of the gravity of rocks.
Gneiss	Layered granite-like rock.
Gossan	An iron-oxide rich weathered product overlying a sulphide deposit.
Granite	A coarse-grained intrusive igneous rock consisting of quartz, feldspar and mica.
g/t	Grams per tonne.
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

Hydrothermal Fluids
Fluids that cause hydrothermal alteration of rocks by passing hot water fluids through the rocks and changing their composition by adding or removing or redistributing components. Temperatures can range from weakly elevated to boiling. Fluid composition is extremely variable. They may contain various types of gases, salts (briney fluids), water, and metals.

Igneous Rock	A type of rock formed through the cooling and solidification of magma or lava. It can be formed below the surface as intrusive rocks or on the surface as extrusive rocks.
Illite	Illite is a layered alumino-silicate clay that is formed from hydrothermal environments.
Induced Polarization	A geophysical survey method which measures the electrochemical properties of rocks.
(IP)
Time domain IP methods measure the voltage decay or chargeability over a specified time interval after the induced voltage is removed. Frequency domain IP methods use alternating currents (AC) to induce electric charges in the subsurface, and the apparent resistivity is measured at different AC frequencies.

IOCG	Iron-Oxide Copper Gold style mineralization.
Km	A measure of distance known as a kilometre.

Leach	To dissolve from a rock. For example, when acidic water passes through fractured rocks, soluble minerals leach or dissolve from the rocks.
Lode	Zone of mineralization (or ore) in rock, as opposed to placer.
Mo	The chemical symbol for molybdenum.
Mg	The chemical symbol for magnesium.
Mafic	Igneous rocks with dark minerals.
Mesozoic Era	Period of time in the Earth’s history between 250 to 65 million years ago.
Metallurgy	The study of extracting metals from their ores.
Mineralization	The concentration of metals and their chemical compounds within a body of rock.
Monzonite	Coarse grain igneous rock composed of feldspar, hornblende, biotite and often quartz.
Ni	The chemical symbol for nickel.
NSR	Net Smelter Returns. A royalty paid from the sale of mined minerals.
NT	Northwest Territories, Canada.
Opt	Ounce per short ton.
Ore	A natural aggregate of one or more minerals, which at a specified time and place, may be mined and sold at a profit, or which from some part may be profitably separated.
Oz	A measure of weight known as an ounce. Precious metals are generally reported in ounces troy weight. One troy ounce equals about 31.1 grams.
Paleozoic	Period of time in the Earth’s history between 580 to 360 million years ago.
Phanerozoic	Period of time in Earth’s history between 544 million year ago and present.
Placer	A deposit of sand and gravel containing valuable metals such as gold, tin or diamonds.
Proterozoic	Period of time in Earth’s history between 2.5 billion years ago and 544 million years ago.
Ppm	Parts per million. Most often reported by weight which is then equivalent to grams per metric ton.
Pyrite	A yellow iron sulphide mineral, normally of little value. It is sometimes referred to as "fool's gold".
Radiometric dating	The calculation of an age in years of geologic materials by any one of several age determination methods based on nuclear decay of natural radioactive elements contained in the material.
Sample	A small portion of rock or a mineral deposit taken so that the metal content can be determined by assaying.
Sampling	Selecting a fractional but representative part of a mineral deposit for analysis.
Shear or shearing	The deformation of rocks by lateral movement along innumerable parallel planes, generally resulting from pressure and producing such metamorphic structures as cleavage and schistosity.
Strike	The coarse or bearing of a bed or layer of rock.
Tailings	Material rejected from a mill after most of the recoverable valuable minerals have been extracted.
Th	The chemical symbol for thorium.
Tonne	Metric ton equals 1,000 kilograms or approximately 2,204 pounds.
Ton	Short ton (or standard ton) equals 2,000 pounds.
U	The chemical symbol for uranium.
U3O8
Uranium oxide. The mixture of uranium oxides produced after milling uranium ore from a mine. Sometimes loosely called “yellowcake”. It is yellow in colour and is usually represented by the empirical formula U3O8. Uranium is sold in this form.

Unconformity	A boundary separating two or more rocks of markedly different ages, marking a gap in the geologic record.

Uraninite	A mineral consisting of uranium oxide and trace amounts of radium, thorium, polonium, lead and helium; uraninite in massive form is called pitchblende which is the chief uranium ore.
V2O5	Vanadium oxide. It is usually represented by the empirical formula V2O5.
Vein	A fissure, fault or crack in a rock filled by minerals that have travelled upwards from some deep source.
Volcanic rocks	Igneous rocks formed from magma that has flowed out or has been violently ejected from a volcano.
VTEM	Variable time-domain electro-magnetics. A geophysical survey method.

GLOSSARY OF OIL AND GAS TERMS

AECO	Intra-Alberta Nova Inventory Transfer Price (NIT net price of natural gas)
AIT	After Income Tax
APO	After Payout
ARTC	Alberta Royalty Tax Credit
APPO	After Project Payout
Bbl	Barrel
Bbls	Barrels
Bbl/d	Barrels per day
BOE *	Barrels of oil equivalent. A barrel of oil equivalent is determined by converting a volume of natural gas to barrels using the ration of 6Mcf to one barrel.
BCFE	Billion cubic foot equivalent
BIT	Before Income Tax
BOE/D	Barrels of oil equivalent per day *
BOPD	Barrels per day
BPO	Before Payout
Effective Date	The date for which the Present Value of the future cash flows and reserve categories are established
EOR	Enhanced Oil Recovery
FH	Freehold Royalty
GOR (scf/STB)	Gas-Oil Ratio (standard cubic feet of solution gas per stock tank barrel of oil
GORR	Gross overriding royalty
GJ	Gigajoules
GJ/d	Gigajoules per day
GRP	Gas Reference Price
M$	Thousands of dollars
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

Following is a glossary of terms used throughout this Annual Report. Some of the definitions below have been abbreviated from the applicable definition contained in Rule 4-10(a) of Regulation S-X.

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

CONVERSION TABLE

In this Annual Report on Form 20-F a combination of Imperial and Metric measures are used. Conversions from Imperial to Metric and from Metric to Imperial are provided below:

Imperial Measure =	Metric Unit	Metric Measure =	Imperial Unit
2.47 acres	1 hectare	0.4047 hectares	1 acre
3.28 feet	1 meter	0.3048 meters	1 foot
0.62 miles	1 kilometer	1.609 kilometers	1 mile
0.032 ounces (troy)	1 gram	31.1 grams	1 ounce (troy)
1.102 tons (short)	1 tonne	0.907 tonnes	1 ton
0.029 ounces (troy)/ton	1 gram/tonne	34.28 grams/tonne	1 ounce (troy/ton)
6.29 Barrels (Bbl)	1 Cubic meters	0.159 cubic metres	1 barrel (Bbl)
3.281 feet	1 metre	0.3048 metres	1 foot
0.035 Mcf	1 cubic metre	28.2 cubic metres	1 Mcf
0.949 MMbtu	1 GJ	1.054 GJ	1 MMbtu

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
  risks related to drilling, completion and facilities costs;
  risks related to abandonment and reclamation costs;
  risks related to the performance and characteristics of our oil and natural gas properties risks related to expected royalty rates, operating and general administrative costs, costs of services and other costs and expenses risks related to our status as a passive foreign investment company for U.S. tax purposes;

  risks related to our tax horizon;
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
  risks related to geological, technical, drilling and processing problems;
  risks and uncertainties involving geology of oil and gas deposits;
  risks related to ability to locate satisfactory properties for acquisition or participation;
  risks related to shut-ins of connected wells resulting from extreme weather conditions;
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
  risks related to uncertainty in amounts and timing of royalty payments;
  risks related to uncertainties inherent in estimating quantities of oil and natural gas reserves and cash flows to be derived therefrom;
  risks related to failure to obtain industry partner and other third party consents and approvals, as and when required;
  risks related to changes in hydrocarbon or investment policies;
  risks related to competition for and/or inability to retain drilling rigs and other services;
  risks related to the need to obtain required approvals from regulatory authorities;
  risks related to competition for, among other things, capital, acquisition of reserves, undeveloped land and skilled personnel;
  risks related to our history of operating losses;
  risks related to our lack of mineral production history;
  risks related to our limited financial resources;
  risks related to our need for additional financing;
  risks related to competition in the mining industry;
  risks related to increased costs;
  risks related to possible shortages in equipment;
  risks related to mineral exploration activities;
  risks related to our lack of insurance for certain activities;
  risks related to all our properties being in the exploration stage;
  risks related to uncertainty that our properties will ultimately be developed;
  risks regarding resource estimates;
  risks related to differences between U.S. and Canadian practices for reporting resources and reserves risks related to our management’s limited experience in mineral and oil and gas exploration;
  risks related to fluctuations in precious and base metal prices;
  risks related to the possible loss of key management personnel;
  risks related to possible conflicts of interest;
  risks related to our mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title;
  risks related to governmental and environmental regulations;
  risks related to our ability to obtain necessary permits;
  risks related to our status as a foreign corporation;
  risks related to current economic conditions; and
  other risks related to our securities.

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

All amounts within this Annual Report are in Canadian dollars, unless otherwise indicated.

US GAAP		Fiscal Year Ended November 30
	2011	2010	2009	2008	2007
Petroleum revenue	$2,331,217	$371,265	-	-	-
Production costs	$3,141,532	$393,338	-	-	-
Net petroleum income (loss)	($810,315)	($22,073)
Net operating revenue	$1,905,957	$327,136	$Nil	$Nil	$Nil
Loss from operations	($2,475,961)	($2,006,658)	($3,399,442)	($6,489,209)	($14,784,688)
Loss from continuing operations	($2,475,961)	($2,006,658)	($3,399,442)	($6,489,209)	($14,784,688)
Comprehensive loss for the year	($2,475,961)	($2,006,658)	($3,399,442)	($6,489,209)	($14,870,688)
Loss from operations per share	($0.116)	($0.094)	($0.159)	($0.310)	($0.734)
Loss from continuing operations per share	($0.116)	($0.094)	($0.159)	($0.310)	($0.734)
Total assets	$11,382,777	$13,605,905	$15,224,722	$17,880,351	$24,384,800
Net assets	$9,279,594	$11,539,485	$13,505,838	$16,107,618	$22,758,444
Capital stock	$60,572,876	$60,356,806	$60,316,501	$59,518,839	$59,680,456
Number of shares	21,403,979	21,403,979	21,403,979	20,937,312	20,907,312
Dividends per common share	Nil	Nil	Nil	Nil	Nil
Diluted net loss per share	($0.116)	($0.094)	($0.159)	($0.310)	($0.734)

Canadian GAAP		Fiscal Year Ended November 30
	2011	2010	2009	2008	2007
Petroleum Revenue	$2,331,217	$371,265	-	-	-
Production Costs	$3,141,532	$393,338	-	-	-
Net Petroleum Income (Loss)	($810,315)	($22,073)	-	-	-
Loss from operations	($2,475,961)	($2,006,658)	($3,364,852)	($6,489,209)	($7,916,250)
Loss from continuing operations	($2,475,961)	($2,006,658)	($3,364,852)	($6,489,209)	($7,916,250)
Comprehensive loss for the year	($2,475,961)	($2,006,658)	($3,364,852)	($6,489,209)	($7,916,250)
Loss from operations per share	($0.116)	($0.094)	($0.157)	($0.310)	($0.393)
Loss from continuing operations per share	($0.116)	($0.094)	($0.157)	($0.310)	($0.393)
Total assets	$11,382,777	$13,605,905	$15,224,722	$17,880,351	$24,384,800
Net assets	$9,279,594	$11,539,485	$13,505,838	$16,107,618	$22,758,444
Capital stock	$50,976,244	$50,760,174	$50,719,869	$49,956,797	$50,118,414
Number of shares	21,403,979	21,403,979	21,403,979	20,937,312	20,907,312
Dividends per share	Nil	Nil	Nil	Nil	Nil
Diluted net (loss) per share	($0.116)	($0.094)	($0.157)	($0.310)	($0.393)

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

CHANGES IN ACCOUNTING POLICIES

Revenue recognition of petroleum and natural gas properties

Effective July 1, 2010, we adopted the following accounting policy to account for our petroleum and natural gas resource properties.

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

We review the carrying amount of our petroleum and natural gas properties relative to their recoverable amount at each annual balance sheet date or more frequently if circumstances or events indicate impairment may have occurred. The recoverable amount is calculated as the undiscounted cash flow from the properties using proved reserves and expected future prices and costs. If the carrying amount of the properties exceeds their recoverable amount, an impairment loss is recognized equal to the amount by which the carrying amount of the properties exceeds their fair value. Fair value is calculated as the cash flow from those properties using proved and probable reserve and expected future prices and costs, discounted at a risk-free interest rate.

International Financial Reporting Standards (“IFRS”)

In February 2008, the Canadian Accounting Standards Board adopted a strategic plan, which includes the decision to move financial reporting for Canadian publicly accountable enterprises to a single set of globally accepted standards, IFRS, as issued by the International Accounting Standards Board. The effective implementation date of the conversion from Canadian generally accepted accounting principles (“Canadian GAAP”) to IFRS is December 1, 2011, with an effective transition date of December 1, 2010 for financial statements prepared on a comparative basis. The Company is engaged in an assessment and conversion process which includes consultation with external consulting firms. The Company’s approach to the conversion to IFRS includes three phases.

  Phase one, an initial general diagnostic of its accounting policies and Canadian GAAP relevant to its financial reporting requirements to determine the key differences and options with respect to acceptable accounting standards under IFRS. This phase was completed in late 2009.

  Phase two, an in-depth analysis of the IFRS impact in those areas identified under phase one. During 2010, the Company substantially completed assessing and quantifying IFRS transition adjustments. The Company’s auditors are in the process of completing their review of these adjustments. A summary of this analysis is provided in Table 2 below.

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

The Company’s IT accounting and financial reporting systems are not expected to be significantly impacted.

The above comments, including the summary in Table 2, should not be considered as a complete and final list of the changes that will result from the transition to IFRS as the Company intends to maintain a current and proactive approach based on changes in circumstances and no final determinations have been made. IFRS standards, and the interpretation thereof, are constantly evolving. As a result, the Company expects there may be new or revised IFRS accounting standards prior to the issuance of its first IFRS financial statements. The Company is continuing to monitor IFRS accounting developments and updates and will assess their impact in the course of its transition process to IFRS.

Table 2. Summary of financial statements impact on transition from Canadian GAAP to IFRS.

Key Area	Canadian GAAP (as currently applied)	IFRS	Analysis and preliminary conclusions
Property, plant and equipment (“PP&E”)	PP&E is recorded at historical cost.	PP&E can be recorded using the cost (on transition to IFRS, the then fair value can be deemed to be the cost) or revaluation models.	PP&E will continue to be recorded at their historical costs due to the complexity and resources required to determine fair values on an annual basis.

	Depreciation is based on their useful lives after due estimation of their residual values.	Depreciation must be based on the useful lives of each significant component within PP&E.	Based on an analysis of PP&E and its significant components, the Company has determined that no change to their useful lives is warranted and, therefore, depreciation expense will continue to be calculated using the same rates under IFRS.

	All costs directly associated with the exploration and development of petroleum and natural gas reserves are capitalized using the full cost method of accounting.	For entities using the full cost accounting method, IFRS 1 provided an option to deem the cost of its PPE&E assets to equal its previous Canadian GAAP net book value.	The Company will apply this option under IFRS 1.

	Depletion is calculated using the unit-of-production method based on production volumes before royalties.	Depletion is calculated on a unit of production basis over proven plus probable reserves.	The Company will record an adjustment upon IFRS transition.
Mineral properties	Exploration, evaluation and development costs are capitalized when incurred. They are amortized on the basis of production or written off when the prospect is no longer deemed prospective or is abandoned.	IFRS 6 provides the Company with the option of expensing the exploration and evaluation costs as incurred, or deferring these costs until technical feasibility and commercial viability has been determined, at which point they are transferred to the
		development and production phase and allocated to specific projects.	The existing accounting policy will be maintained.

Asset retirement obligations (“ARO”)	Canadian GAAP limits the definition of ARO to legal obligations.	IFRS defines ARO as legal or constructive obligations.	The broadening of this definition will not cause a significant change in the Company’s current estimates.

ARO is calculated using a urrent credit-adjusted, risk-free rate for upward adjustments, and the original credit-adjusted, risk-free rate for downward revisions. The original liability is not adjusted for changes in current discount rates.	ARO is calculated using a current pre-tax discount rate (which reflects current market assessment of the time value of money and the risk specific to the liability) and is revised every reporting period to reflect
		changes in assumptions or discount rates.	The Company expects to record a transition adjustment. In accordance with IFRIC 1, the effect of any changes to an existing ARO as a result of changes in market interest rates is added to or deducted from the cost of the related asset.

		IFRS requires that, on transition, the net book value of the asset related to ARO be adjusted on the basis of the ARO balance existing at inception.	The Company will rely on the IFRS 1 exemption which allows a company to use current estimates of future reclamation costs and current amortization rates to determine the net book value on transition to IFRS.
Impairment of long lived assets	Impairment tests of its long-term assets are considered annually based on indications of impairment.	Impairment tests of “cash generating units” are considered annually in the presence of indications of impairment.	Assets will continue to be grouped under the Company’s various mining operations. Currently, there are no indications of impairment and, therefore, no impairment test has been performed.
Stock-based compensation	The Company recognizes stock-based compensation on straight line method and updates the value of the options for forfeitures as they occur.	Under IFRS, stock-based compensation is amortized under the graded method only. In addition, the Company is required to update its value of options for each reporting period for expected forfeitures.	The Company will record an IFRS income statement and balance sheet adjustment at December 1, 2010. The Company will rely on the IFRS 1 exemption and apply IFRS for stock options granted on or after November 2, 2002 and did not vest before the transition date.

	The Company included stock-based compensation in contributed surplus and previously recognized compensation cost is not reversed if a vested employee stock option expires unexercised.	IFRS does not preclude the Company from recognizing a transfer of compensation costs within equity (i.e. from contributed surplus to deficit) after vesting.	The Company does not intend to transfer stock-based compensation expense included in contributed surplus to another component of equity.

The above assessment and conclusions are based on the analysis completed by the Company as of the date of this report and may be subject to change.

The quantification of the amounts that resulted from the differences between Canadian GAAP and IFRS relating to the key standards are based on management’s estimates and decisions, and are subject to further internal review and audit by our external auditors.

Currency and Exchange Rates

Since June 1, 1970, the Government of Canada adopted a floating exchange rate to determine the value of the Canadian dollar as compared to the US dollar. On April 2, 2012, the exchange rate in effect for Canadian dollars exchanged for US dollars, expressed in terms of Canadian dollars was $1.0084. This exchange rate is based on the noon buying rates of the Bank of Canada, as obtained from the website www.bankofcanada.ca.

For the past five fiscal years ended November 30, 2011, and for the six month period between October 1, 2011 and March 31, 2012, the following exchange rates were in effect for Canadian dollars exchanged for US dollars, calculated in the same manner as above:

Period	Average
Year ended November 30, 2007	$1.0865
Year ended November 30, 2008	$1.0469
Year ended November 30, 2009	$1.1565
Year ended November 30, 2010	$1.0345
Year ended November 30, 2011	$0.9879

Period	Low	High
Month ended October 31, 2011	$0.9935	$1.0604
Month ended November 30, 2011	$1.0126	$1.0487
Month ended December 31, 2011	$1.0105	$1.0406
Month ended January 31, 2012	$0.9986	$1.0272
Month ended February 28, 2012	$0.9866	$1.0016
Month ended March 31, 2012	$0.9849	$1.0015

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

An investment in our common shares is highly speculative and subject to a number of known and unknown risks. Only those persons who can bear the risk of the entire loss of their investment should purchase our securities. An investor should carefully consider the risks described below and the other information that we file with the SEC and with Canadian securities regulators before investing in our common shares. The risks described below are not a comprehensive list of all the risks we face. There may also be additional risks that we are not currently aware of or that we currently believe are immaterial may become important factors that affect our business. If any of these risks occur, operating results and financial conditions could be seriously harmed, the market price of our common shares could decline and the investor may lose all of their investment. The risk factors set forth below and elsewhere in this Annual Report, and the risks discussed in our other filings with the SEC and Canadian securities regulators may have a significant impact on our business, operating results and financial condition and could cause actual results to differ materially from those projected in any forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements”.

In addition to other information in this Annual Report, you should carefully consider the following risk factors in evaluating our business.

Risks Related to the Oil and Gas Business

Prices, Markets and Marketing

The marketability and price of oil and natural gas that may be acquired or discovered by us is and will continue to be affected by numerous factors beyond our control. Our ability to market our oil and natural gas may depend upon our ability to acquire space on pipelines that deliver natural gas to commercial markets. We may also be affected by (i) deliverability uncertainties related to the proximity of our reserves to pipelines and processing and storage facilities, (ii) operational problems affecting such pipelines and facilities and (iii) extensive government regulation relating to price, taxes, royalties, land tenure, allowable production, the export of oil and natural gas and many other aspects of the oil and natural gas business.

Oil and natural gas prices may be volatile and can be subject to fluctuation. Oil and natural gas may fluctuate in response to relatively minor changes in the supply of and demand for oil and gas, market uncertainty. These factors include economic conditions in the United States and Canada, the actions of OPEC, governmental regulation, political stability in the Middle East and elsewhere, the foreign supply of oil and gas, risks of supply disruption, the price of foreign imports and the availability of alternative fuel sources. Any substantial and extended decline in the price of oil and gas would have an adverse effect on our carrying value of our reserves, borrowing capacity, revenues, profitability and cash flows from operations and may have a material adverse effect on our business, financial condition, results of operations and prospects. Any material decline in prices could result in a reduction of our net production revenue. The economics of producing from some wells may change as a result of lower prices, which could result in reduced production of oil or gas and a reduction in the volumes of our reserves. We might also elect not to produce from certain wells at lower prices. All of these factors could result in a material decrease in our expected net production revenue and a reduction in our oil and gas acquisition, development and exploration activities.

Petroleum prices are expected to remain volatile for the near future as a result of market uncertainties over the supply and the demand of these commodities due to the current state of the world economies, OPEC actions, current political tensions in the Middle East including tensions among Israel, Iran and the United States and the ongoing credit and liquidity concerns. Volatile oil and gas prices make it difficult to estimate the value of producing properties for acquisition and often cause disruption in the market for oil and gas producing properties, as buyers and sellers have difficulty agreeing on such value. Price volatility also makes it difficult to budget for and project the return on acquisitions and development and exploitation projects.

In addition, bank borrowings available to us may, in part, be determined by our borrowing base. A sustained material decline in prices from historical average prices could reduce our borrowing base, therefore reducing the bank credit available to us which could require that a portion, or all, of our bank debt be repaid.

Exploration, Development and Production Risks

Oil and natural gas operations involve many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome. Our long-term commercial success depends on our ability to find, acquire, develop and commercially produce oil and natural gas reserves. Without the continual addition of new reserves, any existing reserves we may have at any particular time will decline over time as such existing reserves are exploited. A future increase in our reserves will depend not only on our ability to explore and develop any properties we may have from time to time, but also on our ability to select and acquire suitable producing properties or prospects. No assurance can be given that we will be able to continue to locate satisfactory properties for acquisition or participation with a view to development. Moreover, even if properties are identified, management may determine that current economic conditions, terms of acquisition and participation or pricing conditions make such acquisitions or participations uneconomic. There is no assurance that we will discover or acquire further commercial quantities of oil and natural gas.

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

Oil and natural gas exploration, development and production operations are subject to all the risks and hazards typically associated with such operations, including encountering unexpected formations or pressures, premature decline of reservoirs and the invasion of water into producing formations, hazards such as fire, explosion, blowouts, cratering, sour gas releases and spills, each of which could result in substantial damage to oil and natural gas wells, production facilities, other property and the environment or personal injury. In particular, we may explore for and produce sour natural gas in certain areas. An unintentional leak of sour natural gas could result in personal injury, loss of life or damage to property and may necessitate an evacuation of populated areas, all of which could result in liability to us. In accordance with industry practice, we are not fully insured against all of these risks, nor are all such risks insurable. Although we maintain liability insurance in an amount that we consider consistent with industry practice, the nature of these risks is such that liabilities could exceed policy limits, in which event we could incur significant costs. Losses resulting from the occurrence of any of these risks may have a material adverse effect on our business, financial condition, results of operations and prospects. The payment of any uninsured liabilities would reduce the funds available to us. The occurrence of a significant event that we are not fully insured against, or the insolvency of the insurer of such event, may have a material adverse effect on our business, financial condition, results of operations and prospects.

Substantial Capital Requirements

We anticipate making substantial capital expenditures for the acquisition, exploration, development and production of oil and natural gas reserves in the future. If our revenues or reserves decline, we may not have access to the capital necessary to undertake or complete future drilling programs. In addition, uncertain levels of near term industry activity coupled with the present global credit crisis exposes us to additional access to capital risk. There can be no assurance that debt or equity financing, or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to us. Our inability to access sufficient capital for our operations could have a material adverse effect on our business financial condition, results of operations and prospects.

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

Reserve Estimates

There are numerous uncertainties inherent in estimating quantities of oil, natural gas and NGL reserves and the future cash flows attributed to such reserves. The reserve and associated cash flow information set forth herein are estimates only. In general, estimates of economically recoverable oil, natural gas and NGL reserves and the future net cash flows therefrom are based upon a number of variable factors and assumptions, such as historical production from the properties, production rates, ultimate reserve recovery, timing and amount of capital expenditures, marketability of oil and gas, royalty rates, the assumed effects of regulation by governmental agencies and future operating costs, all of which may vary materially from actual results. For those reasons, estimates of the economically recoverable oil, natural gas and NGL reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues associated with reserves prepared by different engineers, or by the same engineers at different times, may vary. Our actual production, revenues, taxes and development and operating expenditures with respect to our reserves will vary from estimates thereof and such variations could be material.

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

Actual production and cash flows derived from our oil and gas reserves will vary from the estimates contained in the reserve evaluation, and such variations could be material. The reserve evaluation is based in part on the assumed success of activities we intend to undertake in future years. The reserves and estimated cash flows to be derived therefrom contained in the reserve evaluation will be reduced to the extent that such activities do not achieve the level of success assumed in the reserve evaluation. The reserve evaluation is effective as of a specific effective date and has not been updated and thus does not reflect changes in our reserves since that date.

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

  the availability of processing capacity;

  the availability and proximity of pipeline capacity;

  the availability of storage capacity;

  the supply of and demand for oil and natural gas;

  the availability of alternative fuel sources;

  the effects of inclement weather;

  the availability of drilling and related equipment;

  unexpected cost increases;

  accidental events;

  currency fluctuations;

  changes in regulations;

  the availability and productivity of skilled labour; and

  the regulation of the oil and natural gas industry by various levels of government and governmental agencies.

Because of these factors, we may be unable to execute projects on time, on budget or at all, and may not be able to effectively market the oil and natural gas that we produce.

Hedging

From time to time we may enter into agreements to receive fixed prices on our oil and natural gas production to offset the risk of revenue losses if commodity prices decline; however, if commodity prices increase beyond the levels set in such agreements, we will not benefit from such increases and we may nevertheless be obligated to pay royalties on such higher prices after giving effect to such agreements. Similarly, from time to time we may enter into agreements to fix the exchange rate of Canadian to United States dollars in order to offset the risk of revenue losses if the Canadian dollar increases in value compared to the United States dollar; however, if the Canadian dollar declines in value compared to the United States dollar, we will not benefit from the fluctuating exchange rate.

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

  The availability and cost of appropriate smelting and/or refining arrangements, if required;

  Compliance with environmental and other governmental approval and permit requirements;

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

Our exploration activities are subject to the hazards and risks normally incident to the exploration for and development and production of precious minerals, any of which could result in damage for which we may be held responsible. Hazards such as unusual or unexpected weather, rock formations, formation pressures, fires, power outages, landslides, flooding cave-ins or other adverse conditions such as the inability to obtain suitable or adequate machinery, equipment or labour may be encountered in the drilling and removal of material. While we may obtain insurance against certain risks in such amounts as we consider adequate, the nature of these risks is such that liabilities could exceed policy limits or could be excluded from coverage. There are also risks against which we cannot insure or against which we may decide not to insure.

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

The business of exploration for minerals and mining involves a high degree of risk such as unusual or unexpected geological formations and the inability to obtain suitable or adequate machinery, equipment or labour and is highly speculative in nature. Few properties that are explored are ultimately developed into commercially viable mining operations. At present, our existing properties have no known significant body of commercial ore. Most exploration projects do not result in the discovery of commercially mineable deposits of ore. The occurrence of unsuccessful exploration efforts may eventually lead to us needing to cease operations in the exploration and development of certain ores.

The success of commodity exploration is determined in part by the following factors:

  Identification of potential mineralization based on superficial analysis;

  Exploration permits, as granted by the various government bodies;

  Experience and quality of management and geological consultants; and

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

Differences in U.S. and Canadian reporting of reserves and resources

Our reserve and resource estimates are not directly comparable to those made in filings subject to SEC reporting and disclosure requirements, as we generally report reserves and resources in accordance with Canadian practices. These practices are different from those used to report reserve and resource estimates in reports and other materials filed with the SEC. It is Canadian practice to report measured, indicated and inferred resources, which are not permitted in disclosure filed with the SEC by United States issuers. In the United States, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves.

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

Uranium, precious metals and base metals prices are also affected by numerous industry factors, such as demand for precious metals, forward selling by producers, central bank sales and purchases of gold and production and cost levels in major mineral-producing regions. Moreover, mineral prices are also affected by macro-economic factors that are beyond our control, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the Canadian dollar relative to other currencies), interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods. We cannot assure you that the price of such minerals will remain stable or that such prices will be at a level that will prove feasible to continue our exploration activities, or, if applicable, begin development of our properties. Depending on the price of such minerals, we may determine that it is impractical to continue our exploration activities or, if warranted, to commence commercial development or production of our properties, if a mineral deposit is identified.

The current demand for and supply of uranium, precious metals and base metals affects their respective prices, but not necessarily in the same manner as current demand and supply affect the prices of other commodities. If prices of such minerals should decline for a sustained period, we could determine that it is not economically feasible to continue our exploration activities and such decision will have a material adverse effect on our business and results of operations.

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

Environmental legislation is evolving in a manner which means that standards, enforcements, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for our directors, officers, consultants and us. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of our operations. We do not maintain environmental liability insurance.

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

General Risks Related to Our Business

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

Likely Passive Foreign Investor Company (“PFIC”) Status Has Possible Adverse Tax Consequences for U.S. Investors

Current holders of and potential investors in our common shares who are U.S. taxpayers should be aware that Alberta Star believes that it qualified as a passive foreign invest company (“PFIC”) for the tax year ended November 30, 2009 and during prior tax years and that no determination has been made regarding Alberta Star’s PFIC status for the tax years ended November 30, 2010 and 2011. If we are a PFIC for any year during a U.S. taxpayer’s holding period, then such U.S. taxpayers generally will be required to treat any so-called “excess distribution” received on our common shares, or any gain realized upon a disposition of common shares, as ordinary income and to pay an interest charge on a portion of such distributions or gain, unless the taxpayer makes a qualified electing fund (“QEF”) election or a mark-to-market election with respect to the shares of Alberta Star. In certain circumstances, the sum of the tax and the interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the taxpayer. A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of Alberta Star’s net capital gain and ordinary earnings for any year in which Alberta Star is a PFIC, whether or not we distribute any amounts to its shareholders. However, U.S. shareholders should be aware that there can be no assurance that Alberta Star will satisfy record keeping requirements that apply to a qualified electing fund, or that Alberta Star will supply U.S. shareholders with information that such U.S. shareholders require to report under the QEF election rules, in the event that Alberta Star is a PFIC and a U.S. shareholder wishes to make a QEF election. Thus, U.S. shareholders may not be able to make a QEF election with respect to their common shares. A U.S. taxpayer who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer’s basis therein. U.S. taxpayers are advised to seek the counsel of their professional tax advisors. This paragraph is qualified in its entirety by the discussion below under the heading “Taxation—Certain U.S. Federal Income Tax Considerations.” Each U.S. taxpayer should consult his or her own tax advisor regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the PFIC rules and the acquisition, ownership, and disposition of our common shares.

We have a history of losses.

We have incurred losses in our business operations since inception, and we expect that we will continue to lose money for the foreseeable future. Since our incorporation on September 6, 1996 to November 30, 2011, we incurred losses determined under US GAAP totalling $51,293,282. Failure to achieve and maintain profitability may adversely affect the market price of our common stock. There can be no assurance that we will achieve profitability in the future or at all.

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

Failure to obtain additional financing on a timely basis could cause us to forfeit all or a portion of our interests in the assets or rights now held by us and our ability to continue as a going concern. As described in Note 1 to our financial statements, our financial statements have been prepared on the assumption that we will continue as a going concern, meaning that we will continue in operation for the foreseeable future, and will be able to realize assets and discharge our liabilities in the ordinary course of operations. There can be no assurance that we will be able to continue as a going concern.

If we do not obtain additional financing, our business will fail.

Our current operating funds are less than necessary to complete exploration of our mineral claims, and therefore we will need to obtain additional financing in order to complete our business plan. As of November 30, 2011, we had approximately $7,780,441 in cash on hand. Cash on hand at the date of filing this Annual Report is approximately $7,660,000.

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

Recent market events and conditions

In 2008, the U.S. credit markets experienced serious disruption due to a deterioration in residential property values, defaults and delinquencies in the residential mortgage market (particularly, sub-prime and non-prime mortgages) and a decline in the credit quality of mortgage backed securities. These problems led to a slow-down in residential housing market transactions, declining housing prices, delinquencies in non-mortgage consumer credit and a general decline in consumer confidence. These conditions continued and worsened in early 2009, causing a loss of confidence in the broader U.S. and global credit and financial markets and resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by the U.S. and foreign governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially in early 2009. In addition, general economic indicators have deteriorated, including declining consumer sentiment, increased unemployment and declining economic growth and uncertainty about corporate earnings.

These unprecedented disruptions in the current credit and financial markets continue to have a significant material adverse impact on a number of financial institutions globally and have limited access to capital and credit for many companies. These disruptions could, among other things, make it more difficult to obtain, or increase the cost of obtaining, capital and financing for the operations. Our access to additional capital may not be available on terms acceptable to us or at all.

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

Our stock is a penny stock. The Securities and Exchange Commission has adopted Rule 15g-9 which generally defines "penny stock" to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and "accredited investors". The term "accredited investor" refers generally to the categories of investors that satisfies Rule 501(a) under the Securities Act. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC, which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in and limit the marketability of our common stock.

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

As at April 5, 2012, there are currently options outstanding to purchase an additional 2,105,000 common shares which upon exercise would result in a total of 23,508,979 common shares being issued and outstanding.

Our common stock is thinly traded.

The trading market for our shares is not always liquid. The market price of Alberta Star’s common shares has ranged from a high of $0.70 and a low of $0.20 during the twelve month period ended November 30, 2011. Although our shares trade on the TSX Venture Exchange (“TSX-V”), FINRA Over-the-Counter Bulletin Board (“OTCBB”) and the Frankfurt Exchange (“QLD”), the volume of shares traded at any one time can be limited, and, as a result, there may not be a liquid trading market for our shares.

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

We did not expend any significant amounts during the year ended November 2011 exploring or developing our mineral properties, and intend to maintain but not further explore or develop these properties at the present time in order to focus on our oil and gas business.

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

All our crude oil consists of heavy oil produced in Saskatchewan and Alberta that is marketed based on refiners’ posted prices for Western Canadian Select heavy oil, adjusted for the quality (primarily density) of the crude oil on a well by well basis. The majority of our heavy oil ranges in density from approximately 13.6 API to 15.9 API. The refiners’ posted prices are influenced by the US dollar WTI reference price, transportation costs, US dollar/Canadian dollar exchange rates and the supply/demand situation of particular crude oil quality streams during the year. The prices realized by Alberta Star on heavy oil sales are net of treating fees, blending costs, required for its heavy grades of oil to meet pipeline stream specifications, and pipeline tariffs.

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

Pipeline Capacity

As a result of pipeline expansions over the past several years, we believe there is ample pipeline capacity to accommodate Current Production levels of oil and natural gas in western Canada and pipeline capacity does not generally limit the ability to produce and market such production.

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

  Royalty/Tax Regime for Enhanced Oil Recovery Projects (Excluding Waterflood Projects) Commencing on or after April 1, 2005 providing a Crown royalty of 1% of gross revenues on enhanced oil recovery projects pre- payout and 20% post-payout and a freehold production tax of 0% on operating income from enhanced oil recovery projects pre-payout and 8% post-payout;

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

In December 2008, the Government of Alberta released a new land use policy for surface land in Alberta, the Alberta Land Use Framework (the "ALUF"). The ALUF sets out an approach to manage public and private land use and natural resource development in a manner that is consistent with the long-term economic, environmental and social goals of the province. It calls for the development of region-specific land use plans in order to manage the combined impacts of existing and future land use within a specific region and the incorporation of a cumulative effects management approach into such plans. The Alberta Land Stewardship Act (the "ALSA") was proclaimed in force in Alberta on October 1, 2009, providing the legislative authority for the Government of Alberta to implement the policies contained in the ALUF. Regional plans established pursuant to the ALSA are deemed to be legislative instruments equivalent to regulations and are binding on the Government of Alberta and provincial regulators, including those governing the oil and gas industry. In the event of a conflict or inconsistency between a regional plan and another regulation, regulatory instrument or statutory consent, the regional plan will prevail. Further, the ALSA requires local governments, provincial departments, agencies and administrative bodies or tribunals to review their regulatory instruments and make any appropriate changes to ensure that they comply with an adopted regional plan. The ALSA also contemplates the amendment or extinguishment of previously issued statutory consents such as regulatory permits, licenses, approvals and authorizations in order for the purpose of achieving or maintaining an objective or policy resulting from the implementation of a regional plan. Among the measures to support the goals of the regional plans contained in the ALSA are conservation easements, which can be granted for the protection, conservation and enhancement of land; and conservation directives, which are explicit declarations contained in a regional plan to set aside specified lands in order to protect, conserve, manage and enhance the environment. Although no regional plans have been established under the ALSA, the planning process is underway for the Lower Athabasca Region (which contains the majority of oil sands development) and the South Saskatchewan Region. While the potential impact of the regional plans established under the ALSA cannot yet be determined, it is clear that such regional plans may have a significant impact on land use in Alberta and may affect the oil and gas industry.

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

On December 23, 2010, the United States Environmental Protection Agency indicated its intention to impose greenhouse gas emissions standards for fossil fuel-fired power plants by July 2011 and for refineries by December 2011.

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

We subsequently participated with our partners in the drilling and completion of certain wells on the properties.

We currently hold interests in four (4) core producing areas and undeveloped oil and gas properties in the Canadian provinces of Alberta and Saskatchewan, which are described below.

Lloydminster Alberta

Maidstone

Maidstone

Landrose

Lloydminster Nordic, Alberta

Hillmond

Alberta

Western Plains Properties Lloydminster

The Western Plains Properties - Lloydminster are located in close proximity to the city of Lloydminster in east central Alberta and include 10 LSD’s in Township 49 Range 1W4, LSD 13-12-50-03W4 and LSD 7-36-48-4W4 comprising 440 gross (220 net acres) acres of land with 4 producing and 4 shut-in heavy oil wells and 1 drilled and cased well situated thereon.

The active wells produce medium-heavy crude from the Sparky formation, which on a combined basis produced at an average rate of 26 bbls/day (13 bbls/day net) during the past year. Oil is transported by a tanker truck to the terminal Lloydminster Blackfoot battery facility and then to the Husky upgrader and pipeline system.

Acquisition and Ownership

We acquired our 50% working interest in the Lloydminster - Western Plains on or about August 6, 2010 under the Western Plains Agreement.

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

Western Plains Nordic - Blackfoot Properties

The Western Plains Nordic-Blackfoot property is comprised of 26 LSD’s of land located in close proximity to the city of Lloydminster in east central Alberta in Township 50 Ranges 1 and 2W4. When the Company acquired the property in August 2010, it contained 9 active wells and 5 standing cased (drilled and cased but not completed) wells. During the past year, the Company completed 3 of the standing cased wells and drilled and completed 1 new well. The active wells produce medium-heavy crude from the Sparky formation. During the past year, the property produced at an average rate of 90 bbls/day (30 bbls/day net) from 13 wells, a number of which produced intermittently during the period. Oil is transported by a tanker truck to the terminal at the Lloydminster Blackfoot battery facility and then to Husky upgrader and pipeline system for shipment to refineries in the United States Midwest.

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

Work on the Property

During the year, the Company drilled and completed 1 new well and began producing in May 2011.

Saskatchewan

Landrose

The Landrose property is located in close proximity to the city of Lloydminster in west central Saskatchewan and includes various interests in a total of 6 active oil wells located in Section 06 of Township 50-25-W3M and one standing cased well in Lsd 06-12-050-26W3. During the past year, the Company drilled and completed 3 of the wells in section 6-50-25W3 and drilled and cased a well in Lsd 06-12. Further, the Company acquired the shut-in well 22/13-06-050-25W3 and 40 acre spacing unit and performed a successful work-over on and re-establishing production from the well.

The wells in section 06-050-25W3 produce from the McLaren and Waseca formations. Total gross production from the wells was 56,200 barrels of medium heavy crude oil (154 bopd) during the past year. Oil is transported by a tanker truck to the Blackfoot or Marwain battery’s and then to the terminal Lloydminster Husky upgrader and pipeline system. Western Plains is the property operator. Production is subject to 4th tier Crown Royalties. A detailed description of the wells and interests is presented in Table 2.

Acquisition and Ownership

We acquired our interest in this property on or about August 6, 2010 under the Western Plains Agreement and subsequently entered into a sub-participation agreements with Arctic Hunter. Under the agreements, Arctic Hunter had agreed to participate with us in three test wells. Under the agreements, Arctic Hunter paid 100% of our share of the cost to drill, complete and equip or abandon the test wells to earn a (50% net to Alberta Star) before payout (BPO) working interest (W.I.) of 50%, reserving to Arctic Star a convertible overriding royalty of 10% until payout. After payout, we have the option to either convert the gross overriding royalty to a 50% working interest (25% net to Alberta Star) in the test well spacing units or remain in a gross overriding royalty position. Two of the test wells paid out within the first year of production and we elected to convert the override to a working interest position in those wells/spacing units. Arctic Hunter has no option to drill post-earning wells under the sub-participation agreement.

We currently hold a GORR interest in 1 well, 25% WI in 2 wells and 50% working interests in three oil wells in section 6 and 25% WI in 1 well at 6-12-050-26W3. Further, we have entered into an agreement with Western Plains to drill a well in Lsd 13-06-050-25W3 wherein Alberta Star will pay for 100% of the cost to drill and complete or abandon the test well to earn a working interest of 100% subject to a SSGORR of 5% to 10% (1/150); at payout of all costs, Western reserves the option to convert the GORR to a 50% WI (50% net to Alberta Star).

Geology

Hydrocarbons on the property are found accumulated in the Mannville Group, principally in the McLaren and Waseca Sand units. The McLaren Member is a clastic unit of lower Cretaceous Age which is formed within a prograding delta environment. In this area, the McLaren Member is approximately 10 metres thick. The Waseca Sand is a clastic unit of Lower Cretaceous age which is formed within a prograding deltaic environment. In this area, the Waseca Sand is approximately 40m thick.

Maidstone

The Maidstone property is located in close proximity to the city of Lloydminster in west central Saskatchewan in township 01-48-24-W3. As of November 30, 2011, the property consisted of 4 active oil wells with Alberta Star having a 50% working interest in 160 acres of land in this area. Current production is approximately 10 bopd (5 bopd net to Alberta Star) from 2 active wells which produce medium-heavy oil from the McLaren/Waseca formations. Oil is transported by a tanker truck to the Blackfoot or Marwain Battery and then to the Lloydminster Husky upgrader and pipeline system.

Acquisition and Ownership

We acquired our interest in this property on or about August 6, 2010 under the Western Plains Agreement.

Production

Total production from the 16 wells in the area currently averages 153 STB/d and is expected to gradually decline to each well’s economic limit.

Dee Valley

The Dee Valley property is located in close proximity to the city of Lloydminster in west central Saskatchewan in township 32-48-22-W3. As of November 30, 2011, the property consisted of 1 well completed in the Waseca formation, it is currently shut-in.

Hillmond

The Hillmond property is located in close proximity to the city of Lloydminster in east central Alberta in township 06-51-25-W3. As of November 30, 2011, the property consisted of 1 active Sparky formation oil well with Alberta Star having a 50% working interest in 40.25 acres of land in this area. The single well produced medium-heavy oil from the Sparky formations on an intermittent basis during the past year with cumulative production totaling approximately 1,700 barrels of oil (850 bbls net to Alberta Star). Oil is transported by a tanker truck to the Blackfoot or Marwain terminal Lloydminster and then to the Husky upgrader and pipeline system. A detailed description of the wells and interests is presented in Table 2.

Non-Operating (Shut in) Wells

The Company also holds a 50% working interest in 4 properties (Celtic, Celtic, Neilburg, Aberfelty and Lashburn which contain 5 wells, all of which are non-producing or shut in.

Wells

As at November 30, 2011, we had an interest in 23 gross (9.0 net) producing and 15 gross (6.25 net) non producing oil and natural gas well/entities and 0 gross (0 net) service wells as follows:

Table 1
Location	PRODUCING				NON-PRODUCING				SERVICE WELLS
	Oil		Natural Gas		Oil		Natural Gas
	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)
Alberta	12	4.50	0	0	10	4.00	0	0	0	0
Saskatchewan	11	4.50	0	0	5	2.25	0	0	0	0
TOTAL	23	9.00	0	0	15	6.25	0	0	0	0

A detailed description of the wells and interests are set out below.

Well #	Property	Well UWID	Zone Produced	Interest Held
	Western Plains	00/05-20-049-01W4M/0	Sparky	50% WI
	Western Plains	02/12-20-049-01W4M/0	Lloydminster	50% WI
	Western Plains	02/12-22-049-01W4M/0	Sparky	50% WI
	Western Plains	00/16-22-049-01W4M/0	Sparky	50% WI
	Western Plains	02/07-36-048-04W4M/0	Sparky	50% WI
	Western Plains	00/13-12-050-03W4M/0	Sparky	50% WI

1	Blackfoot	02/10-22-050-02W4M/0	Lloydminster	33 1/3% WI
2	Blackfoot	00/09-22-050-02W4M/0	Sparky	33 1/3% WI
3	Blackfoot	00/12-14-050-02W4M/0	Sparky	33 1/3% WI
4	Blackfoot	02/12-14-050-02W4M/0	Sparky	33 1/3% WI
5	Blackfoot	00/13-14-050-02W4M/0	Sparky	33 1/3% WI
6	Blackfoot	00/16-06-050-01W4M/0	Sparky	33 1/3% WI
7	Blackfoot	02/10-22-050-0-W4M/0	Sparky	33 1/3% WI
8	Blackfoot	02/15-14-050-02W4M/0	Sparky	33 1/3% WI
9	Blackfoot	00/15-06-050-01W4M/0	Sparky	33 1/3% WI
10	Blackfoot	03/12-14-050-02W4M/0	Sparky	33 1/3% WI
11	Blackfoot	00/04-24-050-02W4M/0	Sparky	33 1/3% WI
12	Blackfoot	00/10-06-050-01W4M/0	Sparky	33 1/3% WI
13	Blackfoot	00/06-24-050-02W4M/0	Sparky	33 1/3% WI
14	Blackfoot	02/03-11-050-02W4M/0	Sparky	33 1/3% WI

15	Blackfoot	03/03-11-050-02W4M/0	Sparky	33 1/3% WI (Drilled March 2011)

1	Landrose	31/05-06-050-25W3M/0	McLaren	50% WI (Drilled January 2011)
2	Landrose	31/06-06-050-25W3M/0	McLaren	50% WI (Drilled January 2011)
3	Landrose	31/11-06-050-25W3M/0	McLaren	10% GORR/ Conv. to 25% WI
4	Landrose	31/12-06-050-25W3M/0	McLaren	25% WI
5	Landrose	22/13-06-050-25W3M/0	McLaren	50% WI
6	Landrose	31/13-06-050-25W3M/0	McLaren	50%WI (Drilled March 2012)
7	Landrose	31/14-06-050-25W3M/0	McLaren	25% WI (Drilled January 2011)
8	Landrose	11/16-06-050-25W3M/0	McLaren	50% WI (Drilled November 2011)
9	Landrose	11/06-12-050-26W3M/0	Lloydminster	25% WI (Completed Dec. 2011)

1	Maidstone	11/10-01-048-24W3M/0	Sparky	50% WI
2	Maidstone	11/15-01-048-24W3M/0	Sparky	50% WI
3	Maidstone	11/16-01-048-24W3M/0	Sparky	50% WI
4	Maidstone	11/09-01-048-24W3M/0	Sparky	50% WI

	Dee Valley	14-32-048-22 W3M	Sparky	50% WI

	Hillmond	13-06-051-25 W3M	Sparky	50% WI

	Celtic	01-06-052-23 W3M	Sparky	50% WI

	Neilburg	02-18-045-25 W3M	Sparky	50% WI

	Aberfelty	16-12-050-27 W3M	Sparky	50% WI

	Lashburn NW	13-045-25 W3M	Sparky	50% WI
	Lashburn NE	13-045-25 W3M	Sparky	50% WI

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

See: Statement of Reserve Data and other Oil and Gas Information and “Cautionary Note Regarding Forward looking Statements”.

Category	Constant Pricing (M$)
	Proved 0%	Proved 10%	Proved Plus Probable 0%	Proved Plus Probable NPV 10%
Wells with reserves assigned(1)	347.1	250.1	358.8	237.7
Wells with no reserves assigned and facilities(2)	0	0	0	0
Total abandonment and reclamation cost provision	347.1	250.1	358.8	237.7
Portion forecast to be paid during the next three years	186.7	142.0	99.2	76

Notes:
(1)	Abandonment and reclamation costs were estimated by Petrotech and included in the Petrotech Report for all wells assigned reserves.
(2)	We estimated the timing and the costs associated with the abandonment and reclamation for wells with no reserves assigned and for facilities. This represents the total abandonment and reclamation costs that were not deducted in computing future net revenue.

Properties With No Attributed Reserves

We do not have any properties with no attributed reserves.

There are no costs or work commitments associated with our non-producing properties except for annual lease rental payments and abandonment costs.

See “Statement of Reserve Data and other Gas and Oil Information”.

Tax Horizon

As of November 30, 2011, we had estimated income tax deductions of approximately $18,120,429 available to reduce future taxable income. We did not incur current income taxes in 2011.

Costs Incurred

The following table summarizes our oil and gas property acquisition costs, exploration costs and development costs (before property dispositions) incurred during the financial year ended November 30, 2011:

Nature of Cost	Property Acquisitions and Capital Expenditures
Amount (M$)
Property Acquisition Costs
Proved	0
Unproved	0
Exploration Costs	1,258
Development Costs	0
Total	1,258

Exploration and Development Activities

The following table summaries the results of oil and gas exploration and development activities in Canada during the financial year ended November 30, 2011:

Wells Completed in 2011	CANADA
	Gross	Net
Development
Oil	6	2.83
Unsuccessful	Nil	Nil
Service	Nil	Nil
Exploratory
Oil	Nil	Nil
Unsuccessful	Nil	Nil
Service	Nil	Nil
Total	6	2.83

Our 2012 Capital Program has been established at $2.0 million which we plan to fund from cash flow from operating activities and bank debt. Approximately $1.6 million has been (5-6 net to Alberta Star) allocated to exploration and development programs, focused primarily on drilling 10-12 vertical heavy oil wells. The remaining CDN $400,000 has been allocated to upgrade facilities, optimize work-overs, improve production efficiencies and to acquire land. See "Cautionary Note Regarding Forward Looking Statements".

Production History

The following table summarizes our share of average daily production in Canada, before deduction of royalties, for the periods indicated:

	2011
Product	Year	Q4	Q3	Q2	Q1
Heavy Oil (Bbl/d)	2011	113	97	86	91
Total (BOE/d)	2011	113	97	86	91

Note:
Natural gas volume includes associated, non-associated and solution gas.

Netback History

The following table sets forth information respecting average net product prices received, royalties paid, production expenses and operating netbacks received by us in respect of our Canadian production for the periods indicated.

Category		2011
	Year	Q4	Q3	Q2	Q1
Selling Prices
Heavy Oil ($/Bbl)	2011	68.50	59.21	71.21	58.97
Royalties
Heavy Oil ($/Bbl)	2011	13.51	10.86	13.18	10.23
Production Expenses(1)
Heavy Oil ($/Bbl)	2011	24.44	27.31	21.27	25.50
Operating Netbacks
Heavy Oil ($/Bbl)	2011	30.59	21.64	37.69	27.02
Total (BOE/d)		113	97	86	91

Notes:
(1)	Production expenses include petroleum and surface lease rentals, transportation costs, property taxes and expenses related to the operation and maintenance of wells, production facilities and gathering systems.

Production Volume by Field

The following table discloses for each important field, and in total, our approximate production volumes for the financial year ended November 30, 2011 for each product type:

Field	Heavy Oil (Bbl/d)

Alberta
Lloydminster	36
Total Alberta	36
Saskatchewan
Lloydminster	2
Landrose	49
Maidstone	10
Other
Total Saskatchewan	61
Total	97

Note:
Includes associated, non-associated and solution gas and coalbed methane.

STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION

As a Canadian issuer, our management and directors are required to prepare information with respect to our oil and gas activities in accordance with applicable securities regulatory requirements in Canada under Canadian National Instrument 51 101 – Standards of Disclosure for Oil and Gas Activities (“NI 51-101”). This information includes reserves data, which are estimates of proved reserves and probable reserves and related future net revenue as at November 30, 2011, estimated using constant prices and costs. In compliance with these requirements, management and directors have prepared a report on oil and gas disclosure on Form 51-101F3 and have engaged Petrotech Engineering Ltd. ("Petrotech") as an independent qualified reserves evaluator, to a report evaluating our reserves data entitled “Evaluation of the Interests of Alberta Star Development Corp. Lloydminster & Saskatchewan (as of December 1, 2011)” (the “Petrotech Report”), effective November 30, 2011, and dated March 8, 2012. Both reports have been filed with securities regulatory authorities in Canada and with the SEC on Form 6-K.

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

We have included estimates of proved and proved plus probable reserves, in this Annual Report.

The statement of reserves data and other oil and gas information set forth below (the "Statement") is dated March 29, 2012. The effective date of the Statement is November 30, 2011 and the preparation date of the Statement is March 29, 2012.

Disclosure of Reserves Data

The reserves data set forth below (the "Reserves Data") is based upon an evaluation by Petrotech with an effective date of November 30, 2011 contained in a report of Petrotech dated March 8, 2012 (the "Petrotech Report"). The Reserves Data the proved and probable reserves attributable to our oil and gas properties and the net present value of estimated future cash flow from such reserves, based on constant price and cost assumptions. We engaged Petrotech to provide an evaluation of proved and proved plus probable reserves and no attempt was made to evaluate possible reserves. Except as noted already, the Reserves Data conforms with the requirements of Rule 4-10(a) of Regulation S-X. Additional information not required by Rule 4-10(a) has been presented to provide continuity and additional information which we believe is important to the readers of this information.

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

See: Risk Factors “Reserve Estimates” and “Cautionary Note Regarding Forward Looking Statements”.

In certain of the tables set forth below, the columns may not add due to rounding.

SUMMARY OF OIL AND GAS RESERVES as of November 30, 2011 CONSTANT PRICES AND COSTS
Reserves Category	Reserves
	Light and Medium Oil		Heavy Oil		Natural Gas(1)		Natural Gas Liquids		Coalbed Methane
	Gross (MSTB)	Net (MSTB)	Gross (MSTB)	Net (MST B)	Gross (MMs cf)	Net (MMscf)	Gross (Mbbl)	Net (Mbbl)	Gross (MMscf)	Net (M Mscf )
PROVED
Developed Producing	0	0	57.1	54.1	0	0	0	0	0	0
Developed Non-Producing	0	0	0	0	0	0	0	0	0	0
Undeveloped	0	0	20.0	17.2	0	0	0	0	0	0
TOTAL PROVED	0	0	77.1	71.3	0	0	0	0	0	0
Probable	0	0	38.3	35.0	0	0	0	0	0	0
TOTAL PROVED PLUS PROBABLE	0	0	115.4	106.3	0	0	0	0	0	0

Note: Natural gas volumes include associated, non-associated and solution gas but not coalbed methane.

SUMMARY OF NET PRESENT VALUES OF FUTURE NET REVENUE as of November 30, 2011
Reserves Category	Net Present Values of Future Net Revenue
	Before Income Tax Discounted at					After Income Tax Discounted at
	0%/yr $M	5%/yr. $M	10%/yr. $M	15%/yr. $M	20%/yr. $M	0%/yr $M	5%/yr. $M	10%/yr. $M	15%/yr. $M	20%/yr. $M

PROVED
Developed Producing	1,301.1	1,199.0	1,109.4	1,030.9	961.6	1,301.1	1,199.0	1,109.4	1,030.9	961.6

Developed Non-Producing	0	0	0	0	0	0	0	0	0	0
Undeveloped	201.1	172.5	148.4	128.0	110.6	201.1	172.5	148.4	128.0	110.6
TOTAL PROVED	1,502.2	1,371.5	1,257.8	1,158.9	1,072.2	1,502.2	1,371.5	1,257.8	1,158.9	1,072.2
TOTAL PROBABLE	1,296.5	1,119.5	979.3	864.4	769.0	1,296.5	1,119.5	979.3	864.4	769.0
TOTAL PROVED + PROBABLE	2,798.7	2,491.0	2,237.1	2,023.3	1,841.2	2,798.7	2,491.0	2,237.1	2,023.3	1,841.2

TOTAL FUTURE NET REVENUE (UNDISCOUNTED) As of November 30, 2011 CONSTANT PRICES AND COSTS
Reserves Category	Revenue (M$)	Royalties (M$)	Operating Costs (M$)	Development Costs (M$)	Well Abandonment Reclamation and Costs (M$)	Future Net Revenue Before Income Taxes (M$)	Future Income Taxes and Expenses (M$)	Future Net Revenue After Deducting Income Taxes (M$)
PROVED
Developed
Producing	3,711.2	422.8	1,684.0	0	303.4	1,301.0	0	1,301.0
Developed
Non-Producing	0	0	0	0	0	0	0	0
Undeveloped	1,285.7	303.5	270.4	484.5	26.3	201.1	0	201.1
TOTAL PROVED	4,996.9	726.3	1,954.4	484.5	329.7	1,502.1	0	1,502.1
Probable	2,484.7	316.4	855.1	0	20.4	1,292.9	0	1,292.9
TOTAL PROVED PLUS PROBABLE	7,481.6	1,042.7	2,809.5	484.5	350.1	2,795.0	0	2,795.0

FUTURE NET REVENUE BY PRODUCTION GROUP as of November 30, 2011 CONSTANT PRICES AND COSTS
RESERVES CATEGORY	PRODUCTION GROUP	FUTURE NET REVENUE BEFORE INCOME TAXES (discounted at 10%/year) (M$)	FUTURE NET REVENUE BEFORE INCOME TAXES (discounted at 10%/year) ($/MCF) ($/BBL)
PROVED	Light and Medium Oil (including solution gas and associated by products)	0	0
	Heavy Oil (including solution gas and other associated by products)	1,257.8	16.19
	Natural Gas (including associated by-products but excluding solution gas and by-products from oil wells)	0	0
	Coalbed Methane (including associated by-products)	0	0
	Non-Conventional Oil & Gas Activities (excluding coalbed methane)	0	0
	Total	1,257.8	16.19
PROVED PLUS PROBABLE	Light and Medium Oil (including solution gas and associated by products)	0	0
	Heavy Oil (including solution gas and associated by-products)	2,237.2	19.39
	Natural Gas (including associated by-products but excluding solution gas and by-products from oil wells)	0	0
	Coalbed Methane (including associated by-products)	0	0
	Non-Conventional Oil & Gas Activities (excluding coalbed methane)	0	0
	Total	2,237.2	19.39

PRICING ASSUMPTIONS

Petrotech employed the following pricing, exchange rate and inflation rate assumptions in estimating our reserves data using forecast prices and costs as of January 1, 2012.

		Alberta	Heavy Crude	Alberta.	Sask.	Bank of Can.
						Exchange
	WTI [1]	Par Price [2]	@ Hardisty[3]	Adjusted [4]	Adjusted [5]	Rate
Date	$US/STB	$CDN/STB	$CDN/STB	$CDN/STB	$CDN/STB	$US/Cdn
HISTORICAL PRICES
2007	72.39	77.06	43.42		n/a	0.935
2008	99.64	102.89	74.94	n/a	n/a	0.943
2009	61.68	66.32	54.46	n/a	n/a	0.88
2010	79.52	77.87	60.76	n/a	n/a	0.971
2011 (11 mos)	94.83	95.15	67.03	66.34	63.91	1.012
CONSTANT PRICES
November 30, 2011 [6]			-	66.40	64.20	1.00
CURRENT YEAR FORECAST
2011 (1 mos)		-	-	79.00	77.42	1.00
FUTURE FORECAST
2012	97.00	97.96	72.37	75.99	74.47	0.98
2013	100.00	101.02	73.60	77.28	75.74	0.98
2014	100.00	101.02	74.51	78.23	76.67	0.98
2015	100.00	101.02	74.51	78.23	76.67	0.98
2016	100.00	101.02	74.51	78.23	76.67	0.98
2017	100.00	101.02	74.51	78.23	76.67	0.98
2018	101.35	102.40	75.54	79.32	76.67	0.98
2019	103.38	104.47	77.09	80.94	96.09	0.98
2020	105.45	106.58	78.67	82.60	98.03	0.98
Constant thereafter

Notes:
[1]	West Texas Intermediate quality (D2/S2) crude landed in Cushing, Oklahoma.
[2]	Equivalent price for Light Sweet Crude (D2/S2) landed in Edmonton, Alberta after exchange of 0.98US$/C$ from 2012 to 2020
[3]	Heavy Crude at Cromer (12.0 API).
[4]	Adjusted based on average Alberta price received by Alberta Star for 2011
[5]	Adjusted based on average Saskatchewan price received by Alberta Star for 2011
[6]	Average period price through fiscal period November 30, 2010 is the last trading day of November 2011.

Our weighted average realized sales prices for the year ended November 30, 2011 were $64.55/bbl for heavy oil.

Reserves Reconciliation
The following tables set forth a reconciliation of our total gross proved, probable and proved plus probable reserves as at November 30, 2011 against such reserves as at November 30, 2010 based on constant price and cost assumptions:

	LIGHT AND MEDIUM OIL			HEAVY OIL			NATURAL GAS(1)
FACTORS	Gross Proved (Mbbl)	Gross Probable (Mbbl)	Gross Proved Plus Probable (Mbbl)	Gross Proved (Mbbl)	Gross Probable (Mbbl)	Gross Proved Plus Probable (Mbbl)	Gross Proved (MMcf)	Gross Probable (MMcf)	Gross Proved Plus Probable (MMcf)
November 30, 2010	0	0	0	192	344	536	0	0	0
Acquisitions				0	0	0
Discoveries	0	0	0	0	0	0	0	0	0
Dispositions	0	0	0	0	0	0	0	0	0
Extensions and Improved Recovery	0	0	0	0	0	0	0	0	0
Technical Revisions(2)	0	0	0	(78.9)	(305.6)	(384.5)	0	0	0
Economic Factors	0	0	0	0	0	0	0	0	0
Gross Production	0	0	0	(35.4)	0	(35.4)	0	0	0
November 30, 2011	0	0	0	77.7	38.4	116.1	0	0	0

Notes:
(1)	Natural gas volumes include associated, non-associated and solution gas but does not include coal-bed methane.
(2)	Technical revisions to reserve volumes for November 30, 2011. The reduction is to the Alberta property assignments based upon outcome of recent drilling and production performance (14 total proved and probable undeveloped infill locations not supported) .

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

The following provides the gross volumes of proved undeveloped reserves and probable undeveloped reserves that were first attributed and booked in each of our most recent three financial years ending on the date of the Petrotech Report, and in the aggregate, before that time:

TOTAL CORPORATION
TIME PERIOD	LIGHT AND MEDIUM OIL (Mbbl)				HEAVY OIL (Mbbl)				NATURAL GAS LIQUIDS (Mbbl)				NATURAL GAS (Mmcf)				COAL BED METHANE (Mmcf)
	PROVED		PROBABLE		PROVED		PROBABLE		PROVED		PROBABLE		PROVED		PROBABLE		PROVED		PROBABLE
	A*	B*	A*	B*	A*	B*	A*	B*	A*	B* A*		B*	A*	B*	A*	B*	A*	B*	A*	B*
2011	0	0	0	0	19.6	0	18.8	0	0	0	0	0	0	0	0	0	0	0	0	0
2010	0	0	0	0	47	47	343	343	0	0	0	0	0	0	0	0	0	0	0	0
2009	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Prior to 2007	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0

Notes:

“A*” - First Attributed
“B*” - Booked

Production Estimates

The following tables disclose the estimated average daily production for 2012 for each product type associated with the first year of the gross proved reserves and gross probable reserves reported in the Petrotech Report effective November 30, 2011, based on constant prices and costs:

Corporation	Light/Medium Oil (Bbl/d)	Heavy Oil (Bbl/d)	Natural Gas(1) (Mcf/d)	Natural Gas Liquids (Bbl/d)	Coal-Bed Methane (Mcf/d)	Combined (BOE/d)
Proved
Developed Producing	-	72	-	-	-	72
Developed Non-Producing and	-	35	-	-	-	35
Undeveloped
Total Proved	-	107	-	-	-	107
Probable	-	23	-	-	-	23
Total Proved Plus Probable	-	130	-	-	-	130

Note: Natural gas volume includes associated and non-associated gas.

Significant Factors or Uncertainties Affecting Reserves Data

The process of estimating reserves is complex. It requires significant judgment and decisions based on available geological, geophysical, engineering and economic data. These estimates may change substantially as additional data from ongoing development activities and production performance becomes available and as economic conditions impacting oil and gas prices and costs change. The reserve estimates contained herein are based on current production forecasts, commodity prices and economic conditions. Our reserves are evaluated by Petrotech, an independent engineering firm.

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

See: “Risk Factors – Reserve Estimates” and “Cautionary Notes Regarding Forward Looking Statements”.

Future Development Costs

The following table outlines development costs deducted in the estimation of future net revenue attributable to proved reserves and proved plus probable reserves using constant prices and costs:

Year	Canada
	Proved Reserves (M$)	Proved Plus Probable Reserves (M$)
2011	64.5	64.5
2012	428.4	428.4
2013	0	0
2014	0	0
2015	0	0
Remaining Years	0	0
Total Undiscounted	492.9	492.9

We have established a $2.0 million capital program (the “2012 Capital Program”) to fund our exploration and development activities for 2012 of which $1.6 million is budgeted for drilling, completing and equipping an estimated 10-12 wells (5-6 net to us) in Alberta and Saskatchewan. The remaining $400,000 has been allocated to upgrade facilities, optimize work-overs, improve production efficiencies and to acquire land. The 2012 Capital Program does not include any new acquisition opportunities, which we believe will likely be financed through debt or equity financings.

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

Mineral Properties

We are engaged in the acquisition and exploration of mineral property interests in Canada, and specifically hold all of our current mineral property interests within the Northwest Territories, Canada (Figures 1 and 2). What follows is a description of our current and former properties, including information on expenses for the years ended November 30, 2011, and, if applicable, November 30, 2010 and 2009. We are not planning to complete any exploration work on our mineral properties in the upcoming fiscal year.

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

Figures 1&2

Inuvik
Whitehorse
Contact Lake / Crossfault / Eldorado / Glacier Lake Projects
Longtom / Target 1 Projects
Yellowknife
MacInnis Lake Project
Iqaluit
Edmonton
Calgary
Vancouver
Saskatoon
Regina
Winnipeg
ALBERTA STAR DEVELOPMENT CORP.
Alberta Star Projects
Canada Location Map
As Shown
1
Feb 2009
TERRACAD LTD.
1.0

Inuvik
Northwest Territories
Yukon
Great Bear Lake
Contact Lake / Crossfault / Eldorado / Glacier Lake Projects
Longtom / Target 1 Projects
Nunavut
Yellowknife
Great Slave Lake
MacInnis Lake Project
British Columbia
Alberta
250 Kilometers
ALBERTA STAR DEVELOPMENT CORP.
Alberta Star Projects
NT Location Map
As Shown
2
Feb 2009
TERRACAD LTD.
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
Great Bear Magmatic Zone
Turmoil Klippe
Asiak Thrust-fold Belt
Kilohigok
Basin
Thelon Magmatic Zone
Terra
Mine
Ag-U
Hottah
Terrane
Nico IOCG Deposit
Co-Bi-Au
SLAVE CRATON
MACKENZIE
PLATFORM
YELLOWKNIFE
Thelon
Basin
CHURCHILL
GREAT SLAVE
LAKE
Taltson Magmatic Zone
HINTERLAND

Temporal classification of principal geotechnic elements adjacent to the Slave Craton

After: Hoffman, P. and Hall, L. - GSC Open file 2559 (1993)

**LEGEND**

- Geon 0-5 cover
- Geon 7-16 cover
- Geon 18-19 (?) cover
- Geon 18 magmatic zone
- Geon 19 magmatic zone
- Geon 18-20 cover
- Geon 18-25 (?) basement
- Geon 18-32 (?) basement
- Geon 25-39 basement

0 50 100

kilometres

| ALBERTA STAR DEVELOPMENT CORP. | | |
|---|---|---|
| Contact Lake Project | | |
| Tectonic Setting | | |
| As Shown | . | 3 |
| Mar, 2009 | TERRACAD LTD. | NAD 83 Z 11 |

Figure 4

Alberta Star
Contact Lake
IOCG PROJECT
(Cu-Co-Au-Ag-U)
GREAT BEAR
LAKE
Port
Radium
Arctic Hunter
Sim 1 Property
HOTTAH
LAKE
Alberta Star
Longtom Property
Cu-Co-Au-Ag-U
LAC
LA MARTRE
A11
67
120
118
116
66
65
64
63
LEGEND
Fault location
SCALE
KILOMETRES
25 0 25 50 75
MILES
0 20 40
ALBERTA STAR DEVELOPMENT CORP.
Contact Lake Project
Regional Geology
As Shown
4
Mar. 2009
TERRACAD LTD.
NAD 83 Z 11
After: Hoffman, P. and Hall, L. - GSC Open file 2559 (1993)

Local Geology
Adapted from Hoffman & McGlynn, 1977; Hildebrand, 1981; Reardon, 1992; Robinson & Ohmoto, 1971. The geology of the Eldorada-Contact Lake area, as shown in Figure 5, has been compiled from mapping completed by Hildebrand, 1981, and Reardon, 1992.

Figure 5

N
S
W
E
Legend
EARLY - MID PROTEROZOIC
Diabase
EARLY PROTEROZOIC
Great Bear Monzogranite
Great Bear Granodiorite
Great Bear Monzonite Dykes - age uncertain
Great Bear Diorite - age uncertain
SLOAN GROUP
Mulligan Porphyry
Dumas Formation
LABINE GROUP
Feniak Formation - Volcanics
Cameron Bay Formation Sediments
Cameron Bay Formation Volcanics
Mystery Island Intrusives
Bono Bay Formation
Port Radium Formation
Claim Boundary
Lease Area
Past Producing Mine
Syncline
Faults
Altered Rock associated with the Mystery Island intrusive suite
BONANZA
CONTACT LAKE
0
1
2
4
6
Kilometers
Alberta Star Development Corp.
ELDORADO - CONTACT LAKE PROJECT
General Geology
Eldorado - Contact Lake Project Area
As Shown
6
Feb. 2009
TERRACAD LTD.
NAD 83 Z 11
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

The Eldorado & Contact Lake IOCG & Uranium Projects 2011 Explorations Program

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

Contact Lake Mineral Claims – Contact Lake, NT (Eldorado-Contact Lake Project)

During the year ended November 30, 2005, we acquired a 100% undivided right, title and interest, subject to a 1% net smelter return royalty (“NSR”), in five (5) mineral claims, totalling 1,801.82 ha (4,450.50 acres) located five miles southeast of Port Radium on Great Bear Lake, NT for cash payments of $60,000 (paid) and 60,000 of our common shares (issued and valued at $72,000). We may purchase the NSR for a one-time payment of $1,000,000. We completed additional staking in the area in order to increase the project size to sixteen (16) contiguous claims, totalling 10,563.78 ha (26,103.57 acres). Collectively, the properties are known as the Contact Lake Mineral Claims. (Figure 6).

The area has traditionally been underexplored, but encompasses a mineral rich portion of the Great Bear Magmatic Zone, and includes the Contact Lake Mineral Belt itself, approximately 15 km long.

A summary of our claims can be found below:

Name	Tag Number	Size (ha)
BEN 1	F91861	1,003.30
BEN 2	F91862	752.47
BON 1	F91863	1,003.30
BON 2	F91864	1,003.30
BON 3	F91865	1,003.30
COBALT 1	F91852	1,045.10
COBALT 2	F91853	1,045.10
COBALT 3	F91854	418.04
COBALT 4	F91855	250.82
COBALT 5	F91856	752.47
COBALT 6	F91857	522.55
Lease # 4748		554.82
Lease # 4749		533.38
Lease # 4750		346.01
Lease # 4751		227.03
Lease # 4752		102.79
		10,563.78

Figure 6

N
W
E
S
Great Bear Lake
Breccia Island
CROSS FAULT
ECHO BAY
ELDORADO
Dowdell Point
Branson's Lodge
Mystery Island
Gossan Island
Echo Bay
F91865
BON 3
F91864
BON 2
F91863
BON 1
BONANZA
EL BONANZA
Southwest Arm
F91852
COBALT 1
F91853
COBALT 2
F91854
COBALT 3
F91861
BEN 1
F91856
COBALT 5
F91862
BEN 2
F91855
COBALT 4
Contact Lake
Lease - #4752
F91857
COBALT 6
Lease - #4748
Lease - #4751
Lease - #4750
Lease - #4749
0
1
2
4
6
Kilometers
ALBERTA STAR DEVELOPMENT CORP.
ELDORADO - CONTACT LAKE PROJECT
Contact Lake
Leases and Claims
As Shown
6
Feb. 2009
TERRACAD LTD.
NAD 83 Z 11
Legend
Past Producing Mine
Leases
Claims

Our expenditures related to the Contact Lake Mineral Claims can be summarized as follows:

	Cumulative
	amounts from	For the year	For the year	For the year
	inception to	ended	ended	ended
	November 30,	November 30,	November 30,	November 30,
	2011	2011	2010	2009
	$	$	$	$

Exploration operating expenses
Amortization	322,489	-	50,327	65,497
Assaying and geochemical	413,031	-	125	1,097
Camp costs and field supplies	1,557,862	3,200	4,845	120,468
Claim maintenance and permitting	93,487	4,874	826	260
Community relations and government	215,000	-	-	19,153
Drilling	3,318,148	-	-	12,304
Equipment rental	200,831	-	-	-
Geology and engineering	680,644	-	15,521	28,682
Geophysics	16,643	-	-	-
Ortho-photography	199,451	-	-	-
Staking and line cutting	339,160	-	-	6,500
Surveying	1,473,493	-	-	-
Transportation and fuel	4,938,609	-	-	212,326
Wages, consulting and management fees	4,545,567	-	11,898	626,682
Write down of field equipment	209,831	-	209,831	-

	18,524,246	8,074	293,373	1,092,969

Acquisition of mineral property interests	132,000	-	-	-
	18,656,246	8,074	293,373	1,092,969

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

In 2006, we undertook a successful exploratory drill program (Phase 1) on our Eldorado & Contact Lake Projects. From June to October 2006, 14,475 metres of NQ drill core was recovered, and 6,470 samples including 289 standards were assayed. The 2006 drill program targeted seven areas, 1) the K2 area in which there is a low-grade Cu+ Co, Au and Ag mineralized breccia system that has strong affinities to an IOCG system, 2) the Echo Bay gossan at the end of the southeast arm of Echo Bay which marks the location of a newly discovered silver zone; 3) a high-grade Cu-Ag-Mo-Zn-Pb-W mineralized hydrothermal breccia at Mile Lake, 4) uranium, nickel, cobalt and silver mineralized zones adjacent to the past producing Eldorado mine site, 5) uranium, nickel, cobalt and silver mineralized zones adjacent to the past producing Echo Bay mine site, 6) an area centered on a strong VTEM plus magnetic anomaly near the southeast end of Echo Bay; and 7) the Thompson Showing of a high-grade Cu-Ag-Co-Ni-Au-U polymetallic vein.

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

We have no work planned for these properties in 2012.

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

2,520.78

Figure 8

N
W
E
S
Great Bear Lake
455000
460000
CROSS FAULT
Lease - #4816
ECHO BAY
ELDORADO
Lease - #4815
(Formerly GLAC-1)
Lease - #4817
(Formerly WATT)
Branson's Lodge
Lease - #4818
(Formerly GLAC-2)
Gossan Island
Echo Bay
0
0.5
1
2
3
Kilometers
Southwest Arm
Legend
Past Producing Mine
Leases
ALBERTA STAR DEVELOPMENT CORP.
ELDORADO - CONTACT LAKE PROJECT
Glacier Lake Leases
As Shown
8
Feb, 2009
TERRACAD LTD.
NAD 83 Z 11

Our expenditures related to the Port Radium – Glacier Lake Mineral Leases can be summarized as follows:

	Cumulative
	amounts from	For the year	For the year	For the year
	inception to	ended	ended	ended
	November 30,	November 30,	November 30,	November 30,
	2011	2011	2010	2009
	$	$	$	$

Exploration operating expenses
Amortization	33,444	-	6,550	8,371
Assaying and geochemical	197,313	-	-	-
Camp costs and field supplies	383,489	-	-	-
Claim maintenance and permitting	26,875	6,227	1,050	6,227
Community relations and government	21,472	-	-	-
Drilling	758,681	-	-	-
Equipment rental	58,038	-	-	-
Geology and engineering	69,879	-	-	-
Metallurgical studies	62,977	-	-	-
Ortho-photography	25,522	-	-	-
Staking and line cutting	88,335	-	-	-
Surveying	17,309	-	-	-
Transportation and fuel	5,029,890	-	-	-
Wages, consulting and management fees	840,723	-	-	-
Write down of field equipment	11,039	-	11,039	-

	7,624,986	6,227	18,639	14,598
Acquisition of mineral property interests	102,000	-	-	-

Recovery of mineral property costs	(603,750)	-	-	-

	7,123,236	6,227	18,639	14,598

Figure 9

N
S
W
E
Great Bear Lake
F91859
RAD 1
F91858
GOSSAN 2
F96670
EC 10
LEASE - # 3094
LEASE - # 3093
CROSS FAULT
Long Bay
CROSS
Glacier Creek
Camelback
F91860
RAD 2
LEASE - # 3092
LEASE - # 4816
ECHO BAY
Echo Bay Mine
Port Radium
ELDORADO
LEASE - # 4815
(Formerly GLAC-1)
K4
Dowdell Point
LEASE - # 4817
(Formerly WATT)
LEASE - # 4818
(Formerly GLAC-2)
Echo Bay
Mystery Island
F96665
EC 5
Gossan Island
F91851
GOSSAN 1
F96661
EC 1
0
0.5
1
2
3
Kilometers
F91864
BON 2
Legend
Past Producing Mine
Drill Areas
Leases
Claims
ALBERTA STAR DEVELOPMENT CORP.
ELDORADO - CONTACT LAKE PROJECT
Eldorado, Echo Bay, Glacier Lake
Diamond Drilling Map
As Shown
9
Feb, 2009
TERRACAD LTD.
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

The Eldorado South claims cover a radiometric anomaly that is over 3.5 kilometers in length and the expression suggests a potential near surface IOCG & uranium target. The radiometric maps show a well defined uranium anomaly with a marked correlation of strong thorium (Th) and potassium (k) ratio patterns. The Eldorado South Anomaly has never been drill tested. The Eldorado South Anomaly was discovered in 2006 as a result of the completion of a High Resolution, Multi-Parameter Regional radiometric and magnetic geophysical survey which was conducted in July 2006. The survey consisted of 16,708 line-kilometers at 100 meter line-spacing’s. The purpose of the radiometric survey was to measure the gamma radiation field and locate prospective areas of high-grade uranium and poly-metallic deposition.

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

No work is planned on this property in 2012.

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

		11,281.85

Figure 10

440000
450000
460000
470000
N
W
E
S
Great Bear Lake
CROSS FAULT
ECHO BAY
ELDORADO
Dowdell Point
Mystery Island
Gossan Island
Branson's Lodge
Breccia Island
Echo Bay
Southwest Arm
BONANZA
EL BONANZA
CONTACT LAKE
Contact Lake
Thompson Lake
K06181
PR 1
K06182
PR 2
K06194
PR 4
K06195
PR 5
K06201
PR 11
K06198
PR 8
K06202
PR 12
K06206
PR 16
K06199
PR 9
K06203
PR 13
Moody Lake
K06204
PR 14
0 1 2 4 6 8
Kilometers
ALBERTA STAR DEVELOPMENT CORP.
ELDORADO - CONTACT LAKE PROJECT
Eldorado South Mineral Claims
As Shown
10
March, 2010
TERRACAD LTD.
NAD 83 Z 11
Legend
Past Producing Mine
Claims

Our expenditures related to the Eldorado South Uranium Project can be summarized as follows:

	Cumulative amounts from inception to November 30, 2011	For the year ended November 30, 2011	For the year ended November 30, 2010	For the year ended November 30, 2009
	$	$	$	$
Exploration operating expenses
Camp costs and field supplies	27,967	-	-	-
Claim maintenance and permitting	17,153	-	-	10,762
Community relations and government	3,555	-	-	-
Equipment rental	2,623	-	-	-
Geology and engineering	301,883	-	-	71,193
Geophysics	3,000	-	-	-
Staking and line cutting	415,099	-	-	71,500
Transportation and fuel	176,011	-	-	2,230
Wages, consulting and management fees	278,323	-	-	48,942

	1,225,614	-	-	204,627

Port Radium - Crossfault Lake Mineral Claims, NT (Eldorado-Contact Lake Project)

In 2005, we acquired a 100% undivided right, title and interest, subject to a 2% NSR, in five mineral claims totalling 1,789.22 ha (4,421.24 acres) (the “Port Radium – Crossfault Lake Mineral Claims”) located north of Port Radium on Great Bear Lake, NT, for cash payments of $60,000 (paid) and 90,000 of our common shares (issued and valued at $297,000). We may purchase one-half of the NSR for a one-time payment of $1,000,000 (Figure 11).

We have no work planned on this property in 2012.

A summary of our claims can be found below:

Name	Tag Number	Size (ha)
GOSSAN 1	F91851	418.04
GOSSAN 2	F91858	418.04
CROSS	F91458	2.10
RAD 1	F91859	627.06
RAD 2	F91860	323.98
		1,789.22

Our expenditures related to the Crossfault Lake Property, can be summarized as follows:

	Cumulative amounts from inception to November 30, 2011	For the year ended November 30, 2011	For the year ended November 30, 2010	For the year ended November 30, 2009
	$	$	$	$
Exploration operating expenses
Camp maintenance and permitting	682	-	-	-
Transportation and fuel	817	-	-	-
Wages, consulting and management fees	16,258	-	-	-
	17,757	-	-	-
Acquisition of mineral property interests	357,000	-	-	-

Recovery of mineral property costs	(12,645)	-	-	-

	362,112	-	-	-

Figure 11

N
S
W
E
Great Bear Lake
F91859
RAD 1
F91858
GOSSAN 2
CROSS FAULT
CROSS
F91860
RAD 2
ECHO BAY
ELDORADO
Dowdell Point
Mystery Island
Branson's Lodge
Echo Bay
F91851
GOSSAN 1
0
0.5
1
2
3
Kilometers
Legend
Past Producing Mine
Claims
ALBERTA STAR DEVELOPMENT CORP.
ELDORADO - CONTACT LAKE PROJECT
Crossfault Lake Mineral Claims
As Shown
11
Feb, 2009
TERRACAD LTD.
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

We have no work planned for this property in 2012.

A summary of our claims can be found below:

Name	Tag Number	Size (ha)

ELDORADO	Lease # 3032	30.32
ELDORADO	Lease # 3033	44.81
ELDORADO	Lease # 3034	31.40

		106.53

Our expenditures related to the Eldorado Uranium Mineral Claims can be summarized as follows:

	Cumulative amounts from inception to November 30, 2011	For the year ended November 30, 2011	For the year ended November 30, 2010	For the year ended November 30, 2009
	$	$	$	$

Exploration operating expense
Claim maintenance and permitting	1,578	526	-	526
Acquisition of mineral property interests	20,000	-	-	-

	21,578	526	-	526

Figure 12

N
W
E
S
Great Bear Lake
Lease - # 3034
Lease - # 3033
Lease - # 3032
CROSS FAULT
ECHO BAY
ELDORADO
Dowdell Point
0
250
500
1,000
1,500
Meters
ALBERTA STAR DEVELOPMENT CORP.
ELDORADO - CONTACT LAKE PROJECT
Eldorado Uranium Leases
As Shown
12
Feb, 2009
TERRACAD LTD.
NAD 83 Z 11
Legend
Past Producing Mine
Leases

North Contact Lake Mineral Claims, NT (Eldorado-Contact Lake Project)

In 2006, we acquired a 100% right, interest and title, subject to a 2% NSR, in eleven mineral claims (the “North Contact Lake Mineral Claims”), for a payment of $75,000 cash (paid) and the issuance of 50,000 of our common shares (issued and valued at $182,500). We may purchase one-half of the NSR for a one-time payment of $1,000,000. The North Contact Lake Mineral Claims are situated north of Contact Lake on Great Bear Lake approximately 680 km (423 miles) north of Yellowknife, NT, totalling 6,305.51 ha (15,581.30 acres) (Figure 13).

The property is the northern extension of the Contact Lake Project and includes the Contact Lake – Echo Bay Stato-volcanic complex, having hundreds of known or recorded copper, gold, silver, nickel, cobalt, REE and high grade uranium occurrences identified in Proterozoic rocks.

We have no work planned for this property in 2012.

A summary of our claims can be found below:

Name	Tag Number	Size (ha)
EC 1	F98661	250.82
EC 2	F98662	940.59
EC 3	F98663	940.59
EC 4	F98664	587.35
EC 5	F98665	55.60
EC 6	F98666	192.30
EC 7	F98667	477.82
EC 8	F98668	1,045.10
EC 9	F98669	1,045.10
EC 10	F98670	731.57
EC 24	F98369	38.67

		6,305.51

Total expenditures related to the North Contact Lake Mineral Claims can be summarized as follows:

	Cumulative amounts from inception to November 30, 2011	For the year ended November 30, 2011	For the year ended November 30, 2010	For the year ended November 30, 2009
	$	$	$	$

Exploration operating expense
Camp costs and field supplies	1,034	-	-	-
Drilling	353,182	-	-	-
Transportation and fuel	9,606	-	-	-
Wages, consulting and management fees	13,012	-	-	-

	376,834	-	-	-
Acquisition of mineral property interests	257,500	-	-	-
	634,334	-	-	-

Figure 13

N
W
E
S
Breccia Island
F98670
EC 10
F98667
EC 7
F98668
EC 8
F98669
EC 9
F98666
EC 6
Branson's Lodge
F98665
EC 5
F98664
EC 4
F98663
EC 3
F98662
EC 2
F98661
EC 1
F98369
EC 24
Echo Bay
0 0.5 1 2 3
Kilometers
ALBERTA STAR DEVELOPMENT CORP.
ELDORADO - CONTACT LAKE PROJECT
North Contact Lake
Mineral Claims
As Shown
13
Feb, 2009
TERRACAD LTD.
NAD 83 Z 11
Legend
Past Producing Mine
Claims

Longtom Property (Damp Claim Lease), NT

We hold a 50% undivided interest subject to a 2% NSR, totalling 355.34 ha (878.05 acres), in the Longtom Property (the “Longtom Property”) located about 350 km northwest of Yellowknife, NT. The Longtom Property is registered in the name of the Company (Figure 14).

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

Figure 14

465000
470000
475000
N
W
E
S
7230000
7225000
7220000
7215000
Lease - # 3759
Damp Lease
Longtom Lake
Zebulon Lake
0
2,000
4,000
Meters
ALBERTA STAR DEVELOPMENT CORP.
Project Map
Longtom Claim Map
As Shown
14
Mar, 2009
TERRACAD LTD.
NAD 83 Z 11

Our expenditures related to the Longtom Property are summarized as follows:

	Cumulative amounts from inception to November 30, 2011	For the year ended November 30, 2011	For the year ended November 30, 2010	For the year ended November 30, 2009
	$	$	$	$

Exploration operating expenses
Assaying and geochemical	335	-	-	-
Camp costs and field supplies	147,024	-	-	-
Claim maintenance and permitting	4,465	893	893	893
Drilling	210,057	-	-	-
Geology and engineering	418,998	-	-	-
Transportation and fuel	322,529	-	-	-
Wages, consulting and management fees	200,899	-	-	-

	1,304,307	893	893	893

Recovery of mineral property costs	(52,497)	-	-	-

Sales of mineral property interests	(55,000)	-	-	-

Write-off of mineral properties and related costs	220,552	-	-	-

	1,417,362	893	893	893

Most previous work on the property was concentrated on the Damp Zone, a relatively small area near its north end. The mineralization occurs in a specular hematite-magnetite breccia, similar to that seen at major IOCG deposits. Shallow holes were drilled at the Damp Zone in 1988 (16 holes by CEGB totaling 1200m) and 1997 (4 holes by Mongolia Gold Resources totaling 944). Appreciable copper, gold, cobalt, silver, uranium bismuth and nickel were obtained over considerable widths in a zone of albite and hematite-magnetite alteration in volcanic flows. The Damp Zone is near the north end of a strong magnetic anomaly.

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

No work is planned on this property in 2012.

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

A summary of our claim can be found below:

Claim Name	Tag Number	Size (ha)
TARGET 1	F71013	710.67

Total expenditures related to the Longtom Property (Target 1) can be summarized as follows:

	Cumulative amounts from inception to 30 November 2011	For the year ended November 30, 2011	For the year ended November 30, 2010	For the year ended November 30, 2009
	$	$	$	$

Exploration operating expenses
Geology and engineering	2,103	-	-	-
Wages, consulting and management fees	21,648	-	-	-

	23,751	-	-	-

Acquisition of mineral property interests	71,000	-	-	-

Recovery of mineral property costs	(3,530)	-	-	-

	91,221	-	-	-

No work is planned on this property in 2012.

Figure 15

465000
470000
475000
7235000
7230000
7225000
7220000
N
W
E
S
F71013
TARGET 1
Longtom Lake
Zebulon Lake
0
2,000
4,000
Meters
465000
ALBERTA STAR DEVELOPMENT CORP.
Project Map
Target 1 Claim Map
As Shown
15
Mar, 2009
TERRACAD LTD.
NAD 83 Z 11

ITEM 4A - UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The Company is engaged in the acquisition, exploration and development of resource properties. As we are currently in the exploration stage, we have had no operating revenue during the years ended November 30, 2009, and 2008. As of November 30, 2011, we have conducted exploration work on several properties located in the Northwest Territories, Canada. In August 2010, the Company diversified into the oil and natural gas resource sector with the acquisition of revenue producing resource assets to complement our existing mining interests and provide us with a reputable working interest partner for future expansion in the oil and natural gas resource sector. We are now a heavy oil producer.

This discussion and analysis of the operating results and financial position of our Company for the three years ended November 30, 2011, 2010, and 2009 should be read in conjunction with the financial statements and the related notes included in Item 18. This section contains ‘forward-looking statements”. See “Cautionary Note on Forward-Looking Statements”.

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

As at November 30, 2011, we had working capital of $6,386,262 under US GAAP, inclusive of $7,780,441 of cash and cash equivalents on hand. Cash and cash equivalents on hand at the date of this Annual Report is approximately $7,660,000 which is sufficient to cover additional property acquisitions, planned exploration expenditures, and administration for at least 12 months.

Effective August 1, 2010, we started receiving revenue from our recently acquired interests in our oil and gas resource properties. The following table is from August 1, 2010 to November 30, 2011.

FINANCIAL AND OPERATING SUMMARY
TABLE A - OPERATIONS BY QUARTER UNDER US GAAP (August 1, 2010 to November 30, 2011)
All production is conventional heavy oil
	Q4	Q3	Q2	Q1	Q4	Q3
Production and per share	2011	2011	2011	2011	2010	2010
Production - total barrels	10,266	8,942	7,989	8,230	5,045	722
Production - bbls/ day	113	97	86	91	55	23
Heavy oil revenue	703,223	529,441	568,888	485,285	281,651	46,489
Royalty income	454	5,401	7,451	31,074	36,493	6,632
Royalties	(138,666)	(97,113)	(105,260)	(84,221)	(39,255)	(4,874)
Production & transportation	(250,907)	(244,205)	(169,902)	(209,849)	(147,432)	(31,505)
Operating net back	314,104	193,524	301,177	222,289	131,457	16,742
General and administrative	(441,298)	(372,088)	(368,335)	(598,470)	(516,823)	(325,127)
Corporate net back	(127,194)	(178,564)	(67,158)	(376,181)	(385,366)	(308,385)

Depletion, accretion & amortization	(1,079,867)	(281,035)	(248,188)	(232,319)	(147,601)	(22,671)

Other (expenses) revenue	92,005	91,863	2,486	(71,809)	(267,115)	253,521

Income (loss) for the period	(1,115,056)	(367,736)	(312,860)	(680,309)	(800,082)	(77,535)
Basic and diluted income (loss) per share	(0.052)	(0.017)	(0.015)	(0.032)	(0.037)	(0.004)
Royalties as % of petroleum revenue	20	18	19	17	14	10

Per bbl analysis	Per bbl	Per bbl	Per bbl	Per bbl	Per bbl	Per bbl
Heavy oil revenue	68.50	59.21	71.21	58.97	55.83	64.39
Royalty income	0.04	0.60	0.93	3.78	7.23	9.19
Royalties	(13.51)	(10.86)	(13.18)	(10.23)	(7.78)	(6.75)
Production and transportation	(24.44)	(27.31)	(21.27)	(25.50)	(29.22)	(43.64)
Operating net back	30.59	21.64	37.69	27.02	26.06	23.19
General and administrative	(42.99)	(41.61)	(46.11)	(72.72)	(102.44)	(450.31)
Corporate net back	(12.40)	(19.97)	(8.42)	(45.70)	(76.38)	(427.12)
Depletion, accretion & amortization	(105.19)	(31.43)	(31.07)	(28.23)	(29.26)	(31.40)
Other (expenses) revenue	8.96	10.27	0.31	(8.73)	(52.95)	351.13
Income (loss) for the period	(108.63)	(41.13)	(39.18)	(82.66)	(158.59)	(107.39)

Funds (invested in) petroleum properties	(264,968)	(417,291)	(6,125)	(525,000)	(482,979)	(3,123,779)

FINANCIAL AND OPERATING SUMMARY
TABLE C – BALANCE SHEET UNDER US GAAP

	Q4	Q3	Q2	Q1	Q4	Q3
	2011	2011	2011	2011	2010	2010
Net cash	7,780,441	8,041,687	8,422,503	8,717,027	9,456,219	10,292,528
Total assets	11,382,777	12,387,748	12,650,886	13,102,221	13,605,905	14,077,712
Total liabilities	2,103,183	1,987,307	1,886,819	2,033,175	2,066,420	1,747,766
Shareholders’ equity	9,279,594	10,400,441	10,874,067	11,069,046	11,539,485	12,329,946
SHARES
Basic outstanding	21,403,979	21,403,979	21,403,979	21,403,979	21,403,979	21,403,979
Weighted average	21,403,979	21,403,979	21,403,979	21,403,979	21,403,979	21,403,979

RESULTS OF OPERATIONS – YEAR ENDED NOVEMBER 30, 2011

The Company’s net loss for the year ended November 30, 2011 was $2,475,961 or $0.116 per share under US GAAP compared to a net loss of $2,006,658 or $0.094 per share for the year ended November 30, 2010. The significant changes during the current fiscal period compared to the same period a year prior are as follows:

Advertising and promotion expenses increased to $135,152 during the year ended November 30, 2011 from the $73,465 during the same period a year prior. The increase in advertising and promotion is primarily attributable to an increase in advertising costs and news release dissemination.

Filing and financing fees decreased to $53,090 for the year ended November 30, 2011 from $87,997 for the year ended November 30, 2010. The decrease in costs is attributed to a general decrease in fees associated with regulatory authorities.

Legal and accounting fees increased to $304,831 for the year ended November 30, 2011, from $259,616 for the year ended November 30, 2010. The legal and accounting fees were increased from the previous year and were mainly for legal fees paid to the Company’s legal counsels in Alberta, British Columbia and the Northwest Territories, for the Company’s Annual General Meeting, and other general corporate matters.

Office and miscellaneous expenses for the year ended November 30, 2011 were reduced to $48,693 as compared to $64,404 in the prior year. The current year office expenses were less due to reduced office overhead associated with the exploration programs and an effort to reduce costs.

Salaries and benefits for the year ended November 30, 2011 were $524,015 as compared to $523,805 for the year ended November 30, 2010.

Stock-based compensation expense totalling $216,070, a non-cash item, was incurred during the year ended November 30, 2011 on the granting of 910,000 stock options that vested during the period as compared to $40,305 for the year ended November 30, 2010.

Transfer fees and shareholder information costs were reduced to $118,674 for the year ended November 30, 2011 from $281,879 for the year ended November 30, 2010. The decrease in transfer fees and shareholder information costs period over period is due mainly to a decrease in fees and number of consultants and analysts used for the Company’s investor relations and corporate development activities.

Travel expenses increased to $44,125 during the year ended November 30, 2011 from $34,390 during the same period a year prior. This was due to increased travel expenditures to the Companies working interest partner’s Lloydminster office during the year.

Interest income increased to $63,373 for the year ended November 30, 2011, compared to $34,269 during the same period a year prior primarily due to higher interest rates being paid on deposits during the current year.

There was a foreign exchange loss of $6,263 for the year ended November 30, 2011 based on the valuation of US$1,544,816 held in U.S. funds. This loss resulted as the Canadian dollar increased in value compared to the US dollar.

There was a capital gain of $57,435 resulting from the sale of office fixtures and exploration camp equipment that was written off in the prior year.

RESULTS OF OPERATIONS – YEAR ENDED NOVEMBER 30, 2010

Our net loss for the year ended November 30, 2010 was $2,006,658 or $0.094 per share under US GAAP compared to a net loss of $3,399,442 or $0.159 per share for the year ended November 30, 2009. The significant changes during the current fiscal period compared to the same period a year prior are as follows:

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

Part XII.6 tax on flow-through shares for the year ended November 30, 2010 was $Nil as compared to $7,392 for the year ended November 30, 2009. Included in accounts payable and accrued liabilities at November 30, 2010 is $639,445 related to this amount as well as $739,687 charged against capital stock for potential future flow-through obligations.

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

SELECTED ANNUAL INFORMATION

The following table sets forth selected financial information of the Company for the last three fiscal years under US GAAP.
This financial information is derived from the audited financial statements of the Company.

	For the Year Ended November 30
Item	2011	2010	2009
Total Revenue	$2,331,217	$371,265	$Nil
Total Loss from Continuing Operations	($2,475,961)	($2,006,658)	($3,399,442)
Operating Basic and Diluted Loss per Share	($0.116)	($0.094)	($0.159)
Net Loss in Total	($2,475,961)	($2,006,658)	($3,399,442)
Net Basic and Diluted Loss per Share	($0.116)	($0.094)	($0.159)
Total Assets	$11,382,777	$13,605,905	$15,224,722
Total Long Term Financial Liabilities	Nil	Nil	Nil
Cash Dividends Declared per Share	Nil	Nil	Nil

Year ended November 30, 2011 compared to year ended November 30, 2010

We incurred a net loss of $2,475,961 during fiscal 2011 under US GAAP from the $2,006,658 incurred during fiscal 2010 primarily due to the following: The Company began receiving oil and gas revenue in August 2010 which contributed an operating net back of $1,031,094 but after deducting $1,841,409 in oil and gas depletion and accretion, a net petroleum loss of $810,315 was realized. The net loss in the 2011 fiscal year over 2010 can also be attributed to reduced exploration costs relating to our mineral property interests in the Northwest Territories, and in particular, to our Contact Lake Mineral Claims and Eldorado/Port Radium – Glacier Lake Mineral Claims, on which we spent a total of $15,720 (2010 - $324,641). This loss was partially offset by an increase in interest income during fiscal 2011 to $63,373 from $34,269 earned during the prior fiscal period and a capital gain of $57,435 on the sale of office and camp equipment.

The loss was also comprised of general and administration expenses for the year ended November 30, 2011 of $1,764,471, as compared to $1,912,074 in the comparable period of 2010, a decrease of $147,603. There were notable increases in the areas of advertising and promotion expenses (2011 - $135,152, 2010 - $73,465), legal and accounting (2011 – $304,831, 2010 -$259,616), and stock-based compensation (2011 - $216,070, 2010 - $40,305). There were several decreases in the areas of consulting fees (2011 – $182,825, 2010 - $241,397), filing and financing fees (2011 - $53,090, 2010 - $87,997) and transfer fees and shareholder information costs (2011 - $118,674, 2010 - $281,879). Salaries and benefits stayed the same (2011 -$524,015, 2010 - $523,805).

Year ended November 30, 2010 compared to year ended November 30, 2009

We incurred a net loss of $2,006,658 for the fiscal year ended November 30, 2010 under US GAAP as compared to a loss of $3,399,442 for fiscal 2009. The decrease in our net loss in the 2010 fiscal year over 2009 can be attributed to reduced exploration costs relating to our mineral property interests in the Northwest Territories, and in particular, to our Contact Lake Mineral Claims and Eldorado/Port Radium – Glacier Lake Mineral Claims, on which we spent a total of $293,373 (2009 -$1,092,969) and $18,639 (2009 - $14,598) respectively. Our exploration program budget was reduced due to market conditions. The decision was made to conserve capital until more favourable market conditions return. This decrease was partially attributed to a decrease in future income tax recovery to $Nil from the $104,590 recorded during fiscal 2009, a decrease in interest income during fiscal 2010 to $34,269 from the $166,287 earned during the prior fiscal period and a decrease in stock-based compensation, a non-cash expense, to $40,305 from the $539,159 incurred during fiscal 2009.

This decrease in development activities incurred a corresponding decrease in general and administration expenses for the year ended November 30, 2010 of $410,042; a total of $1,912,074 was spent in fiscal year 2010, as compared to $2,322,116 in the comparable period of 2009. There were notable increases in the areas of advertising and promotion expenses (2010 - $73,465, 2009 - $30,649), salaries and benefits (2010 – $523,805, 2009 - $479,878) and transfer fees and shareholder information (2010 - $281,879, 2009 - $279,242). There were several decreases in the areas of filing and financing fees (2010 – $87,997, 2009 - $153,211), meals and entertainment (2010 - $52,020, 2009 - $78,346) and legal and accounting expenses (2010 -$259,616, 2009 - $332,372).

Year ended November 30, 2009 compared to year ended November 30, 2008

We incurred a net loss of $3,399,442 for the fiscal year ended November 30, 2009 under US GAAP as compared to a loss of $6,489,209 for fiscal 2008. The decrease in our net loss in the 2009 fiscal year over 2008 can be attributed to reduced exploration costs relating to our mineral property interests in the Northwest Territories, and in particular, to our Contact Lake Mineral Claims and Eldorado/Port Radium – Glacier Lake Mineral Claims, on which we spent a total of $1,092,969 (2008 -$1,847,546) and $14,598 (2008 - $612,424) respectively. Our exploration program budget was reduced due to market conditions. The decision was made to conserve capital until more favourable market conditions return. This decrease was partially attributed to an increase in future income tax recovery to $104,590 from the $Nil recorded during fiscal 2008, a decrease in interest income during fiscal 2009 to $166,287 from the $767,768 earned during the prior fiscal period and a decrease in stock-based compensation, a non-cash expense, to $539,159 from the $548,070 incurred during fiscal 2008.

This decrease in development activities incurred a corresponding decrease in general and administration expenses for the year ended November 30, 2009 of $1,321,899; a total of $2,322,116 was spent in fiscal year 2009, as compared to $3,644,015 in the comparable period of 2008. There were notable decreases in the areas of advertising and promotion expenses (2009 -$30,649, 2008 - $265,378), salaries and benefits (2009 – $479,878, 2008 - $575,269), Part XII.6 tax (2009 - $7,392, 2008 -$711,124), legal and accounting expenses (2009 - $332,372, 2008 - $349,567) and transfer fees and shareholder information (2009 - $279,242, 2008 - $477,635). There were several increases in the areas of filing and financing fees (2009 – $153,211, 2008 - $119,881), and meals and entertainment (2009 - $78,346, 2008 - $68,989).

B.	Liquidity and Capital Resources

General

Since incorporation, we have financed our operations almost exclusively through the sale of common shares to investors. As part of our business is mining exploration and development, we have no producing mineral resource properties that generate operating income or cash flow from business operations. Until a significant body of ore is found, working capital requirements are minimal, and we expect to continue to finance operations through the sale of equity in fiscal 2012.

In August 2010, we diversified into the oil and natural gas resource sector with the acquisition of revenue producing resource assets to complement our existing advanced stage mining interests and provide us with a reputable working interest partner for future expansion in the oil and natural gas resource sector. We are now a heavy oil producer. Currently, we have oil and gas operating revenues but we rely primarily on existing cash and equity financing to fund our exploration and administrative costs. We expect to rely upon our current available capital throughout the current fiscal year. If costs increase substantially or we incur greater losses than expected, our exploration activities and other operations will be reliant upon equity financings to continue into the future. The current market conditions could make it difficult or impossible for us to raise necessary funds to meet our capital requirement and our access to additional capital may not be available on terms acceptable to us or at all. If we are unable to obtain financing through equity investments, we will seek multiple solutions including, but not limited to, credit facilities or debenture issuances.

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

We do not have any loans outstanding at this time but our success in adding oil and gas production has enabled us to establish a credit facility of $1.1 million with the Canadian Western Bank consisting of a $800,000 revolving operating loan and a non-revolving acquisition and development loan. The credit facility combined with our strong cash position will allow financial flexibility as we look to implement and execute our 2012 capital plan. See "Cautionary Note Regarding Forward Looking Statements".

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

As at November 30, 2011, we had cash and cash equivalents on our balance sheet of $7,780,441 and working capital of $6,386,262 under US GAAP as compared to cash and cash equivalents on our balance sheet of $9,456,219 and working capital of $8,025,748 at November 30, 2010. The reduction in cash and cash equivalents and working capital of $1,675,778 and $1,639,486, respectively, are in part due to oil and gas expenditures and general and administrative costs.

We established a credit facility agreement with a Canadian chartered bank, consisting of a revolving operating facility of $800,000 with an interest rate of bank prime plus 2.0%, and a development facility of $300,000 with an interest rate of bank prime plus 2.5%.

We have not yet drawn on either credit facility.

Total assets at November 30, 2011 decreased to $11,382,777 under US GAAP from $13,605,905 at November 30, 2010, primarily as a result of general and administrative expenses.

As of the date of this report we have cash and cash equivalents of approximately $7,660,000. We believe that this is sufficient to fund our currently planned exploration and administrative budget through the balance of fiscal 2012.

We have established a $2.0 million capital program to fund our exploration and development activities for 2012 of which $1.6 million is budgeted for drilling, completing and equipping an estimated 10-12 wells (5-6 net to us) in Alberta and Saskatchewan. The budget also includes facilities investments, primarily in Saskatchewan which will optimize new production while improving existing production efficiencies.

Financing Activities

A summary of the components of the funds raised in 2011 and the two prior years is as follows:

	2011	2010	2009
	$	$	$
Issuance of common shares	-	-	-
Issuance of flow-through shares	-	-	350,000
Warrants exercised	-	-	-
Options exercised	-	-	-
	-	-	350,000

The particulars of all capital raising transactions for the last two years are detailed below. Proceeds of these financings have been used for exploration and for development expenditures (only when and if warranted) in connection with our mineral projects, for working capital and for acquisition of additional projects.

i.	During the year ended 30 November, 2011, a total of 410,000 stock options with an exercise price of $1.75 per share expired.
ii.	During the year ended 30 November, 2011, a total of 100,000 stock options with an exercise price of $1.00 per share were cancelled.
iii.	During the year ended 30 November, 2011, a total of 910,000 stock options with an exercise price of $0.48 per share were issued with an expiry date of December 7, 2012.
iv.	During the year ended 30 November, 2011, a total of 466,667 share purchase warrants with an exercise price of $0.90 per share expired.
v.	During the year ended 30 November, 2010, a total of 575,000 stock options with an exercise price of $4.25 per share expired.
vi.	During the year ended 30 November, 2010, a total of 145,000 stock options with an exercise price of $1.75 per share were cancelled.
vii.	During the year ended 30 November, 2010, a total of 20,000 stock options with an exercise price of $5.00 per share were cancelled.
viii.	During the year ended 30 November, 2010, a total of 120,000 stock options with an exercise price of $1.00 per share were cancelled.

Financial Instruments

All financial instruments we use are predominantly denominated in Canadian dollars. We do not engage in any hedging operations with respect to currency or in-situ minerals. Funds which are currently in excess of our current expenditures are invested in low risk, highly liquid investments with original maturations of three months or less.

Capital Expenditure Commitments

At November 30, 2011, we were not party to any capital expenditure commitments other than the $459,354 present value potential asset retirement obligations to abandon our oil and gas wells.

C.	Research and Development, Patents and Licenses, etc.

None.

D.	Trend Information

Mineral Exploration

As we are an exploration company with no producing mining properties, information regarding trends in production, sales and inventory are not meaningful.

Oil and Gas

The outlook for the oil and gas industry is fundamentally linked to a variety of international economic factors, including the rate of growth of the world economy. Global energy consumption contracted significantly in 2009 due in large part to the global recession which followed the global financial crisis of 2008-2009. Led by growth in China and other emerging economies, global oil demand recovered sharply in 2010 with some of the strongest annual growth in demand seen over the past 30 years. At the same time, North American demand fell for the first time since 2005. At the same time non-OPEC production expanded strongly while OPEC production increased moderately. The number of factors affecting global oil demand and production make it difficult to predict these trends precisely, although expansion in Iraq is expected in increase strongly in the next few years, subject to internal limitations in Iraq due to internal political and infrastructure challenges, and growth in non-OPEC supply is expected to moderate. Oil supply from the Middle East producers may also be significantly affected by recent political events, including current political tensions between Israel, Iran and the United States and although they cannot be predicted with accuracy, could have the effect of radically curtailing production from one or more countries. This in turn could have a significant short to mid term effect on the price of domestically produced oil. We anticipate continued strong demand for oil over the next year which should increase as North American economies emerge from the continuing effects of the recession, but likely with significant price volatility due to the many uncertain economic and political factors affecting global oil supply and demand, which are expected to continue throughout the year and for some time into the foreseeable future.

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

F.	Tabular Disclosure of Contractual Obligations

In the year ended November 30, 2011, we were not party to any agreements or arrangements which gave rise to any contractually obligated payments.

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Directors

		Date of First Election or
Name of Director	Age	Appointment
Tim Coupland	53	September 14, 2000
Robert Hall	34	September 27, 2006
Stuart Rogers	55	March 1, 2007
Brian Morrison	30	September 5, 2008
Edward Burylo	68	December 17, 2008

Executive Officers and Management

Name of Officer	Age	Office
Tim Coupland	53	President, Chief Executive Officer
Gordon Steblin	52	Chief Financial Officer
Robert Hall	34	Director, Vice President Corporate Development

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

Mr. Coupland has a Bachelor's Degree in Geography from Simon Fraser University.

Gordon Steblin, Chief Financial Officer

Mr. Steblin obtained a Bachelor of Commerce degree in 1983 from the University of British Columbia (UBC), and in 1985 he became a Certified General Accountant. Mr. Steblin has over 20 years of financial experience in the junior mining/exploration sector. Mr. Steblin was previously the Chief Financial Officer of CanAlaska Uranium Ltd., El Nino Ventures Inc. and Pacific North West Capital Corp. Mr. Steblin is currently the Chief Financial Officer of Freegold Ventures Limited, Next Gen Metals Inc., Arctic Hunter Energy Inc. and CVC Cayman Ventures Corp.

Robert Hall, Director, Vice President Corporate Development

Mr. Hall brings over 10 years experience in management in both public and private companies to Alberta Star. He builds and maintains Institutional and Retail relationships and assists in the day to day management of the Company. He is active as a director and officer of Arctic Hunter Energy Inc. trading on the TSX Venture Exchange, Windfire Capital Corp. a TSX Venture listed company and Dynamic Gold Corp., a company trading on the NASD OTC Bulletin Board. Mr. Hall is formally educated with a Bachelor's degree in Education from the University of British Columbia.

Stuart Rogers, Director

A director since March 2007, Stuart Rogers has been involved in the venture capital community since 1987. He is the President and founder of West Oak Capital Group, Inc., a privately held investment banking firm specializing in the early stage finance of technology and resource projects through the junior capital markets in Canada and the United States, and has served as a director of client companies listed on the TSX Venture Exchange, the Toronto Stock Exchange, NASDAQ Small Capital Market and FINRA OTC Bulletin Board. Mr. Rogers is the President and director of MAX Resource Corp. and serves as a director and Chief Financial Officer of TerraX Minerals Inc., both of which trade on the TSX Venture Exchange.

Brian Morrison, Director

Mr. Morrison has over 5 years of industry experience in the area of public company administration. Currently Mr. Morrison is a consultant for TSX-V listed junior mining companies and is a director of Saber Capital Corp., High North Resources Ltd. and Redhill Resources Corp. Prior to that, he was an Account Manager for public companies at Computershare Investor Services. Mr. Morrison received a Bachelor of Commerce degree from the University of Northern British Columbia in 2004 and completed the Canadian Securities Course in 2006.

Edward Burylo

Edward Burylo is a successful businessman with over 40 years of Public Market Experience. Mr. Burylo is currently a Director of Arctic Hunter Energy Inc., a TSX Venture listed Company.

Family Relationships

There are no familial or marital relationships that exist amongst our officers and directors.

Arrangements

There are no arrangements or understandings between any of our directors or executive officers, and with our major shareholders, customers, suppliers or others, pursuant to which they were selected to be a director or executive officers.

B.	Compensation

We are required, under applicable securities legislation in Canada, to disclose to our shareholders details of compensation paid to our directors and members of our administrative, supervisory or management bodies. The following fairly reflects all material information regarding compensation paid to our directors and members of our administrative, supervisory or management bodies in our fiscal year ended November 30, 2011.

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

2011 Summary Compensation Table

NAME AND PRINCIPAL POSITION	ANNUAL COMPENSATION		LONG-TERM COMPENSATION
		Other
		Annual			LTIP
	Salary	Compensation	Awards		payouts	Other
			Restricted Options/
			Stocks SARs(1)

Tim Coupland : President, Chief Executive Officer and Director	$350,000	-	Nil	$98,750	Nil	$12,000(4)
Gord Steblin: CFO	-	$70,500(2)	Nil	$16,250	Nil	Nil
Robert Hall: Vice President Corporate Development and Director	$80,000	-	Nil	$16,250	Nil	Nil
Stuart Rogers: Director	-	$1,000(3)	Nil	$16,250	Nil	Nil
Brian Morrison (appointed Sept. 5, 2008) Director	-	$1,000(3)	Nil	$16,250	Nil	Nil
Edward Burylo (appointed Dec. 17, 2008) Director	-	$1,000(3)	Nil	$16,250	Nil	Nil

Notes:

(1)

“Securities Under Options/SARs Granted” are grants made under the stock option plan of the Company. “SAR” means stock appreciation rights. Stock options were granted on December 8, 2010 with a calculated fair value of $0.25 per share using the Black Scholes option pricing model.

(2)	Fee paid to a company controlled by Mr. Steblin for accounting services.

(3)	These amounts are directors fees paid to entities controlled by the named director.

(4)	Vehicle allowance.

In accordance with our stock option plan, summarized below, we award the above members of the board of directors with the annual compensation, in the form of employee incentive stock options, as is set forth beside their names. Each option is exercisable from $0.21 to $1.00 per common share, exercisable for a maximum period of up to five years, excepting those terms, found below.

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

2.

Under the stock option plan, the aggregate number of optioned common shares granted to any one optionee in a 12- month period must not exceed 5% of the issued and outstanding common shares. The number of optioned common shares granted to any one consultant in a 12-month period must not exceed 2% of the issued and outstanding common shares. The aggregate number of optioned common shares granted to optionees who are employed to provide investor relations activities must not exceed 2% of our issued and outstanding common shares in any 12- month period;

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

The directors hold office until the next annual general meeting of the shareholders, at which time they may stand for re-election. We are required to hold an annual general meeting within fifteen months from the last annual general meeting. Our most recent annual general meeting was held on May 16, 2011.

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

At the end of the fiscal year ended November 30, 2011, we had three employees consisting of the Chief Executive Officer, Manager of Field Operations and an office assistant. All employees were located in British Columbia. We hire contractors on an as-needed basis for geological services and other trades and when required, we have retained geological and other consultants to conduct work programs on our oil and gas and mineral property interests.

E.	Share Ownership

Our directors and officers beneficially own the following shares as of the date of this Annual Report:

Common Shares

	Number of Common Shares	Percentage of Outstanding
Director or Officer	Owned	(%)(1)
Tim Coupland	1,077,517	5.03
Brian Morrison	5,800	0.03
Edward Burylo	3,800	0.02
Stuart Rogers	29,000	0.14
Robert Hall	57,700	0.27
Gord Steblin	-	-

Notes:

(1)	Percentages are based on 21,403,979 shares of common stock issued and outstanding as of the date of this Annual Report.

Stock Options

The following incentive stock options are currently outstanding to our directors and officers as of the date of this Annual Report:

Shares that may be Purchased Upon Exercise of Stock Options

	Number of Common	Exercise Price
Director or Officer	Shares	($)	Expiry Date
Tim Coupland	340,000	1.00	July 2, 2014
	395,000	0.48	December 7, 2012
	100,000	0.21	January 9, 2015
Brian Morrison	30,000	1.00	July 2, 2014
	65,000	0.48	December 7, 2012
	75,000	0.21	January 9, 2015
Edward Burylo	50,000	1.00	July 2, 2014
	65,000	0.48	December 7, 2012
	75,000	0.21	January 9, 2015
Stuart Rogers	50,000	1.00	July 2, 2014
	65,000(1)	0.48	December 7, 2012
	75,000(1)	0.21	January 9, 2015
Robert Hall	50,000	1.00	July 2, 2014
	65,000	0.48	December 7, 2012
	75,000	0.21	January 9, 2015
Gord Steblin	50,000	1.00	July 2, 2014
	65,000	0.48	December 7, 2012
	75,000	0.21	January 9, 2015

(1)	These options were issued to West Oak Capital Group, a private company owned by Stuart Rogers.

At the 2010 annual general meeting of our shareholders, held on May 16, 2011, our company’s stock option plan was proposed, and approved, and subsequently filed with the TSX-V.

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

Identity of Person or Group(1)	2011	2010	2009

Tim Coupland(3)	8.94%	9.05%	<5%

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

(2)

Percentages are based on in: (1) 2011: 21,403,979 shares of common stock issued and outstanding as of April 5, 2012; (2) 2010: 21,403,979 shares of common stock issued and outstanding as of March 29, 2011; and (3) 2009: 21,403,979 shares of common stock issued and outstanding as of March 29, 2010; unless otherwise noted.

(3)

Tim Coupland beneficially owns 1,912,517 common shares including 1,077,517 common shares and 835,000 common shares acquirable upon exercise of outstanding stock options for a total of 8.72%. Tim Coupland holds 802,485 shares directly, T8X Capital Ltd., of which Tim Coupland is a 100% owner, holds 275,032 shares and 835,000 stock options.

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

Geographic Breakdown of Shareholders

The following lists the geographical distribution of shareholders at February 29, 2012:

	Number of registered
Location	shareholders	Number of shares
Canada	6	21,300,259
United States	3	103,000
Other	2	720
Total	11	21,403,979

Shares registered in intermediaries are assumed to be held by residents of the same country in which the clearing-house is located.

Change of Control

There are no arrangements for which through their operation, at a subsequent date, may result in a change in our control.

CONTINGENCIES

We are aware of no contingencies or pending legal proceedings as of April 5, 2012.

B.	Related Party Transactions

TRANSACTIONS WITH RELATED PARTIES

Our board of directors consists of Tim Coupland, Robert Hall, Brian Morrison, Edward Burylo and Stuart Rogers. Tim Coupland is our President and Chief Executive Officer, Robert Hall is our Vice President of Corporate Development and Gord Steblin is our Chief Financial Officer. We paid or accrued amounts to related parties as follows:

	For the Year Ended November 30
	2011	2010	2009
Secretarial fees paid to an individual related to Mr. Tim Coupland	-	15,000	15,000
Management fees paid to a company controlled by Mr. Tim Coupland	-	50,000	50,000
Director fees paid to a company controlled by Mr. Robert Hall	-	15,000	25,000
Director fees paid to Mr. Stuart Rogers	1,000	27,000	27,000
Director fees paid to Mr. Edward Burylo	1,000	27,000	10,000
Director fees paid to Mr. Brian Morrison	1,000	27,000	17,000
Accounting fees paid to a proprietorship controlled by Ms. Chantal Schutz	-	-	13,875
Accounting fees paid to a company controlled by Mr. Gord Steblin	70,500	76,000	59,001
Salaries and benefits paid to Mr. Tim Coupland*	362,000	361,428	316,166
Salaries and benefits paid to Mr. Rob Hall	80,000	80,000	80,000
Salaries and benefits paid to Ms. Tamiko Coupland**	60,000	60,000	60,000
	$575,500	$738,428	$673,042

*	In an effort to reduce the Company’s corporate overhead, the President and CEO voluntarily reduced his salary to $180,000 per year effective February 1, 2012.
**	Resigned February 1, 2012

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

Other than disclosed herein, no director or senior officer, and no associate or affiliate of the foregoing persons, and no insider has or has had any material interest, direct or indirect, in any transactions, or in any other proposed transaction, during the year ended November 30, 2011.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8 - FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Financial Statements

As required, we have included the following (see “Item 17”), as audited by an independent auditor and accompanied by an audit report, as of November 30, 2011:

  Balance sheets as at November 30, 2011 and 2010;

  Statements of loss, comprehensive loss and deficit for the fiscal years ended November 30, 2011, 2010, 2009 and cumulative from inception to November 30, 2011;

  Statements of cash flows for the fiscal years ended November 30, 2011, 2010, 2009 and cumulative from inception to November 30, 2011;

  Statements of changes in shareholders’ equity for the fiscal years ended November 30, 2011, 2010, 2009; and

  Related notes and schedules.

Legal Proceedings

We are not involved in any litigation or legal proceedings and to our knowledge, no material legal proceedings involving us are to be initiated against us.

Dividends

We have never paid any dividends and do not intend to pay any dividends in the near future.

B.	Significant Changes

Since the fiscal period ended November 30, 2011, no changes have taken place which may materially affect the interpretation of our company’s financial statements.

ITEM 9 - THE OFFER AND LISTING

A.	Offer and Listing Details

Our common shares trade on the TSX-V under symbol “ASX”, on the OTCBB under symbol “ASXSF” and on the Frankfurt Exchange under symbol “QLD”. Our shares have traded on the TSX-V, and on its predecessor, the Alberta Stock Exchange, since December 5, 1997. The following table sets forth the high and low closing prices in Canadian funds of our common shares traded on the TSX-V and its predecessor:

Period	High	Low
December 1, 2006 to November 30, 2007	$13.10	$2.90
December 1, 2007 to November 30, 2008	$3.45	$0.60
December 1, 2008 to November 30, 2009	$1.30	$0.50
December 1, 2009 to November 30, 2010	$1.20	$0.37
December 1, 2010 to November 30, 2011	$0.70	$0.20

Period	High	Low
December 2009 to February 2010	$1.20	$0.70
March 2010 to May 2010	$0.80	$0.37
June 2010 to August 2010	$0.43	$0.38
September 2010 to November 2010	$0.51	$0.40
December 2010 to February 2011	$0.70	$0.44
March 2011 to May 2011	$0.59	$0.39
June 2011 to August 2011	$0.44	$0.26
September 2011 to November 2011	$0.27	$0.20

Period	High	Low
August 2011	$0.30	$0.26
September 2011	$0.27	$0.22
October 2011	$0.23	$0.20
November 2011	$0.24	$0.22
December 2011	$0.23	$0.20
January 2012	$0.25	$0.20
February 2012	$0.26	$0.23
March 2012	$0.26	$0.23

Our common shares have been quoted for trading on the OTCBB since July 16, 2002; no trades in our common shares occurred on this quotation system until January 29, 2003. The following sets forth the high and low closing prices in United States funds of our common shares traded on the OTCBB since this date:

Period		High		Low
December 1, 2005 to November 30, 2006	US$	12.25	US$	2.58
December 1, 2006 to November 30, 2007	US$	11.40	US$	2.80
December 1, 2007 to November 30, 2008	US$	3.50	US$	0.50
December 1, 2008 to November 30, 2009	US$	1.10	US$	0.40
December 1, 2009 to November 30, 2010	US$	1.20	US$	0.33
December 1, 2010 to November 30, 2011	US$	0.71	US$	0.18

Period		High		Low
December 2009 to February 2010	US$	1.20	US$	0.60
March 2010 to May 2010	US$	0.80	US$	0.33
June 2010 to August 2010	US$	0.41	US$	0.35
September 2010 to November 2010	US$	0.49	US$	0.42
December 2010 to February 2011	US$	0.71	US$	0.43
March 2011 to May 2011	US$	0.64	US$	0.40
June 2011 to August 2011	US$	0.44	US$	0.26
September 2011 to November 2011	US$	0.27	US$	0.18

Period		High		Low
August 2011	US$	0.30	US$	0.26
September 2011	US$	0.27	US$	0.21
October 2011	US$	0.23	US$	0.18
November 2011	US$	0.25	US$	0.20
December 2011	US$	0.22	US$	0.18
January 2012	US$	0.25	US$	0.18
February 2012	US$	0.26	US$	0.22
March 2012	US$	0.27	US$	0.22

B.	Plan of Distribution

Not applicable.

C.	Markets

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

Not required.

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

We are a party to the following material contracts for the two years preceding publication of this Annual Report, all of which are referred to in the exhibits section of this Annual Report:

1.

Employment Agreement between Tim Coupland and the Company dated February 1, 2012 with respect to services in the capacity of President and Chief Executive Officer at an annual salary of $180,000 filed as an exhibit to this Form 20-F;

2.

Employment Agreement between Robert Hall and the Company dated February 1, 2012 with respect to services in the capacity of Vice President Corporate Development at an annual salary of $80,000 filed as an exhibit to this Form 20-F;

3.

Consulting Agreement between Goring Development Corp. and the Company dated February 1, 2012 with respect to services rendered in the capacity of Chief Financial Officer at an annual amount of $78,000 filed as an exhibit to this Form 20-F;

4.

Investor Relations Agreement with MI3 Communications Financieres Inc. and the Company dated February 1, 2012 with respect to services in the capacity of Public Relation Advisors for fees of $5,000 per month as filed as an exhibit to this Form 20-F.

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

  an individual who is a citizen or resident of the U.S.;

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

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including the following: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that own common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold common shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) partnerships and other pass-through entities (and investors in such partnerships and entities); or (i) U.S. Holders that own or have owned (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of the Company. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are (a) U.S. expatriates or former long-term residents of the U.S. subject to Section 877 of the Code, (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Tax Act; (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold common shares in connection with carrying on a business in Canada; (d) persons whose common shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local tax, and foreign tax consequences relating to the acquisition, ownership and disposition of common shares.

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

Passive Foreign Investment Company Rules

If the Company is considered a “passive foreign investment company” under the meaning of Section 1297 of the Code (a “PFIC”) at any time during a U.S. Holder’s holding period, the following sections will generally describe the U.S. federal income tax consequences to the U.S. Holder of the acquisition, ownership, and disposition of common shares. In addition, in any year in which the Company is classified as a PFIC, such holder would be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file a IRS Form 8621.

PFIC Status of the Company

The Company generally will be a PFIC if, for a tax year, (a) 75% or more of the gross income of the Company for such tax year is passive income or (b) 50% or more of the value of our assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets. “Gross income” generally includes all revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

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

For purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and asset test described above, and assuming certain other requirements are met, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by the Company from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

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

The Company believes that it qualified as a PFIC for the tax year ended November 30, 2009 and during prior tax years. However, no determination has been made regarding our PFIC status for the tax years ended November 30, 2010 and 2011. The determination of whether a corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether a corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or a Subsidiary PFIC) concerning its PFIC status. Each U.S. Holder should consult its own tax advisor regarding the PFIC status of the Company and each Subsidiary PFIC.

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

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Common Shares

The following discussion is subject to the rules described above under the heading “Passive Foreign Investment Company Rules”.

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

For the tax years beginning before January 1, 2013, a dividend paid by the Company to a U.S. Holder who is an individual, estate or trust, generally will be taxed at the preferential tax rates applicable to long-term capital gains if the Company is a “qualified foreign corporation” (QFC”) and certain holding period requirements for the Common Shares are met. The company generally will be a QFC as defined under Section 1(h)(11) of the Code if the Company is eligible for the benefits of the Canada-U.S. Tax Convention or its shares are readily tradable on an established securities market in the U.S.. However, even if the Company satisfies one or more of these requirements, the Company will not be treated as a QFC if the Company is a PFIC for the tax year during which it pays a dividend or for the preceding tax year. See the section below under the heading “Passive Foreign Investment Company Rules” above.

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

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, recently enacted legislation generally imposes new U.S. return disclosure obligations (and related penalties) on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of $50,000. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their common shares are held in an account at a domestic financial institution. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

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

There has been virtually no difference in our operations due to the affect of foreign exchange rate fluctuation in the period ended November 30, 2011.

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

At the end of the period covered by this annual report for the fiscal year ended November 30, 2011, an evaluation was carried out under the supervision of, and with the participation of, our management, including our Chief Executive Officer (CEO) and Chief Financial Officer (CFO), of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act). Based upon that evaluation, our CEO and CFO have concluded that the disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by us in reports that are filed or submitted under the Exchange Act are (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

B.	Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

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

Management, including the CEO and CFO, assessed the effectiveness of our internal control over financial reporting as of November 30, 2011. In making this assessment, management used the criteria set forth in the Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, management has concluded that, as of November 30, 2011, our internal control over financial reporting was effective and no material weaknesses in our internal control over financial reporting were discovered.

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

ITEM 16C - PRINCIPAL ACCOUNTANT FEES AND SERVICES Fees and Services

James Stafford, Chartered Accountants, audited our financial statements for fiscal 2011 and 2010. The following is an aggregate of fees rendered during each of the years ended November 30, 2011 and 2010 for professional services rendered by our principal accountants:

	2011	2010
Audit fees - auditing of our annual financial statements and preparation of auditors’ report.	$50,752	$75,759
Tax fees - preparation	4,433	-
All other fees – other services provided by our principal accountants.	-	2,003
Total fees paid or accrued to our principal accountants	$55,185	$77,762

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

In general, we seek to obtain non-audit services from our principal accountants only when the services offered by our principal accountants are more effective or economical than services available from other service providers, and, to the extent possible, only after competitive bidding. These determinations are among the key practices adopted by the audit committee effective during fiscal 2011. The board has adopted policies and procedures for pre-approving work performed by our principal accountants.

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

We did not repurchase any common shares in the fiscal year ended November 30, 2011.

ITEM 16F – CHANGE IN CERTIFYING ACCOUNTANT

None.

ITEM 16G – CORPORATE GOVERNANCE

Not applicable.

ITEM 16H – MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17 - FINANCIAL STATEMENTS

The financial statements appear on Pages F-1 through F-39 of this Annual Report and are incorporated herein by reference.

Our audited financial statements as prepared by our management and approved by the audit committee include:

our balance sheets as at November 30, 2011, and 2010;

the following statements for the fiscal years ended November 30, 2011, 2010, and 2009, as well as information from our inception to November 30, 2011:

statements of loss, comprehensive loss and deficit; and
statements of cash flows

Our statements of changes in shareholders’ equity for the fiscal years ended November 30, 2011, 2010 and 2009.

All of these were audited by our auditor, James Stafford, Chartered Accountants.

The financial statements are prepared in accordance with Canadian GAAP and are reconciled to US GAAP in note 18 to the financial statements. All figures are expressed in Canadian dollars.

ITEM 18 - FINANCIAL STATEMENTS

We elected to provide financial statements pursuant to Item 17.

ITEM 19 - EXHIBITS

The following exhibits are included herein, except for the exhibits marked with a bracketed number, which are incorporated herein by reference.

Exhibit No.	Exhibit Title
1.1(1)	Certificate of Incorporation and Certificate of Amendment and Registration of Restated Articles
1.2(1)	Bylaws
1.3(1)	Articles of Association
4.1(3)	Stock Option Plan as approved annually without change by Shareholders
4.2*(3)	President Employment and Agreement CEO dated March 30, 2007 between Alberta Star Development Corp. and Mr. Tim Coupland,
4.3(3)	and Financial MI3 Communications Public Relations Financieres Service Agreement Inc. dated December 15, 2007 between Alberta Star Development Corp.
4.4(4)	Computershare Shareholder Rights Trust Plan Company Agreement of Canada dated October 10, 2008 between Alberta Star Development Corp. and MI3
4.5(5)	and Financial Progressive Public IR Relations Consultants Service Corp. Agreement dated November 4, 2009 between Alberta Star Development Corp.
4.6(7)	Star Agreement Development of Purchase Corp. and Sale made as of August 5, 2010 between Western Plains Petroleum Ltd. and Alberta
4.7(7)	Development Asset Purchase Corp. Agreement made as of August 25, 2010 between Western Plains Petroleum Ltd. and Alberta Star
4.8(7)	Development Sub-participation Corp. Agreement made as of October 14, 2010 between Arctic Hunter Uranium Inc. and Alberta Star
4.9(7)	Development Joint Operating Corp. Agreement made as of August 5, 2010 between Western Plains Petroleum Ltd. and Alberta Star
4.10(6)	Statement of Reserve Data and Other Oil and Gas Information effective November 30, 2010
4.11*	Employment Agreement dated February 1, 2012 between Alberta Star Development Corp. and Mr. Tim Coupland,President and CEO
4.12*	Employment Agreement dated February 1, 2012 between Alberta Star Development Corp. and Mr. Rob Hall, Vice President Corporate Development
4.13*	Consulting Agreement dated February 1, 2012 between Alberta Star Development Corp. and Goring Development Corp., acting as CFO
4.14*	Investor Relations Consulting Agreement dated February 1, 2012 between Alberta Star Development Corp. and MI3 Communications Financieres Inc.
4.15(8)	Statement of Reserve Data and Other Oil and Gas Information effective November 30, 2011
11.1(3)	Code of Ethics
12.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.1	Certification of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.2	Certificate of Consent by Auditor
15.3(2)	Technical Report on the Port Radium - Echo Bay Project dated April 21, 2006 and revised August 10, 2006 prepared by J. Fingler, M.Sc., P.Geo

*	Indicates management contract or compensatory plan or arrangement.
(1)	incorporated by reference from our Form 20-F that was filed with the commission on June 8, 2001
(2)	incorporated by reference from our Form 6-K that was filed with the commission on August 30, 2006
(3)	incorporated by reference from our Form 20-F that was filed with the commission on April 8, 2008
(4)	incorporated by reference from our Form 20-F that was filed with the commission on March 24, 2009
(5)	Incorporated by reference from our Form 20-F that was filed with the commission on April 12, 2010
(6)	Incorporated by reference from our Form 6-K that was filed with the commission on March 30, 2011
(7)	Incorporated by reference from our Form 20-F that was filed with the commission on May 17, 2011
(8)	Incorporated by reference from our Form 6-K that was filed with the commission on April 2, 2012

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for annual report filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ALBERTA STAR DEVELOPMENT CORP.
Dated: April 5, 2012
By: “Tim Coupland”

Tim Coupland, President

Alberta Star Development Corp.
(An Exploration Stage Company)

Financial Statements
(Expressed in Canadian Dollars)
30 November 2011

(F1)

JAMES STAFFORD
James Stafford, Inc.
Chartered Accountants
Suite 350 – 1111 Melville Street
Vancouver, British Columbia
Canada V6E 3V6
INDEPENDENT AUDITOR’S REPORT	Telephone +1 604 669 0711
Facsimile +1 604 669 0754
www.JamesStafford.ca

To the Shareholders of Alberta Star Development Corp.

We have audited the accompanying financial statements of Alberta Star Development Corp., which comprise the balance sheets as at 30 November 2011 and 2010, the statements of loss, comprehensive loss and deficit and cash flows for the period from 6 September 1996 (Date of Inception) to 30 November 2011 and for each of the years in the three-year period ended 30 November 2011, the statements of changes in shareholders’ equity for each of the years in the three-year period ended 30 November 2011, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of Alberta Star Development Corp. as at 30 November 2011 and 2010 and the results of its operations and its cash flows for the period from 6 September 1996 (Date of Inception) to 30 November 2011 and for each of the years in the three-year period ended 30 November 2011 in accordance with Canadian generally accepted accounting principles.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the financial statements, which describes matters and conditions that indicate the existence of a material uncertainty that may cast significant doubt about the ability of Alberta Star Development Corp. to continue as going concern.

/s/ James Stafford

Chartered Accountants

Vancouver, Canada
21 March 2012

(F2)

Alberta Star Development Corp.
(An Exploration Stage Company)
Balance Sheets
(Expressed in Canadian Dollars)
As at 30 November

	2011	2010
	$	$

Assets

Current
Cash and cash equivalents (Note 14)	7,780,441	9,456,219
Amounts receivable (Note 4)	235,489	247,030
Prepaid expenses	14,161	36,139

	8,030,091	9,739,388

Property, plant and equipment (Note 5)	3,352,686	3,866,517

	11,382,777	13,605,905

Liabilities

Current
Accounts payable and accrued liabilities (Notes 8 and 9)	1,643,829	1,713,640

Asset retirement obligations (Note 6)	459,354	352,780

	2,103,183	2,066,420
Shareholders’ equity
Share capital (Note 10)
Authorized
Unlimited number of preferred shares
Unlimited number of voting common shares
Issued and outstanding
2011 – 21,403,979 common shares
2010 – 21,403,979 common shares	37,397,902	37,397,902
Contributed surplus (Note 10)	13,578,342	13,231,208
Warrants (Note 10)	-	131,064
Deficit, accumulated during the exploration stage	(41,696,650)	(39,220,689)

	9,279,594	11,539,485

	11,382,777	13,605,905

Nature and Continuance of Operations (Note 1), Commitments and Other Obligations (Note 12), Reconciliation of Canadian and United States Generally Accepted Accounting Principles (Note 18) and Subsequent Events (Note 19)

On behalf of the Board:

“/s/ Tim Coupland”	Director	“/s/ Robert Hall”	Director
Tim Coupland		Robert Hall

The accompanying notes are an integral part of these financial statements.

(F3)

Alberta Star Development Corp.
(An Exploration Stage Company)
Statements of Loss, Comprehensive Loss and Deficit
(Expressed in Canadian Dollars)

	Cumulative amounts from inception to 30 November 2011	For the year ended 30 November 2011	For the year ended 30 November 2010	For the year ended 30 November 2009
	$	$	$	$
Petroleum revenue
Petroleum revenue	2,702,482	2,331,217	371,265	-
Petroleum royalties	(469,389)	(425,260)	(44,129)	-

Petroleum revenue, net of royalties	2,233,093	1,905,957	327,136	-

Production costs
Accretion (Note 6)	32,462	24,912	7,550	-
Petroleum depletion, depreciation and amortization (Note 5)	1,979,219	1,816,497	162,722	-
Petroleum production and transportation	1,053,800	874,863	178,937	-

Net petroleum loss	(832,388)	(810,315)	(22,073)	-

Expenses
Mineral properties (Schedule 1)	31,572,542	15,720	324,641	1,313,613
General and administrative (Schedule 2)	22,050,468	1,764,471	1,912,074	2,322,116

Net loss before other items and income taxes	(54,455,398)	(2,590,506)	(2,258,788)	(3,635,729)

Other items
Interest income	3,113,267	63,373	34,269	166,287
Break fee (Note 7)	256,975	-	256,975	-
Foreign exchange loss	(45,377)	(6,263)	(39,114)	-
Gain on sale of available-for-sale securities	126,466	-	-	-
Gain on sale of assets	57,435	57,435	-	-
Write-down of available-for-sale securities	(10,000)	-	-	-
Write-off of property, plant and equipment	(12,517)	-	-	-

Net loss before income taxes	(50,969,149)	(2,475,961)	(2,006,658)	(3,469,442)

Future income tax recovery (Note 13)	9,833,756	-	-	104,590

Net loss for the period	(41,135,393)	(2,475,961)	(2,006,658)	(3,364,852)

Deficit, accumulated during the exploration stage, beginning of period	-	(39,220,689)	(37,214,031)	(33,849,179)

Adjustment for change in accounting policy	(561,257)	-	-	-

Deficit, accumulated during the exploration stage, end of period	(41,696,650)	(41,696,650)	(39,220,689)	(37,214,031)

Basic and diluted loss per share		(0.116)	(0.094)	(0.157)
Weighted average number of common shares outstanding		21,403,979	21,403,979	21,388,636

Other comprehensive income (loss)
Net loss for the period before other comprehensive income (loss)	(41,135,393)	(2,475,961)	(2,006,658)	(3,364,852)
Unrealized gain on available-for-sale securities	69,000	-	-	-
Realized loss on available-for-sale securities	(69,000)	-	-	-

Comprehensive loss for the period	(41,135,393)	(2,475,961)	(2,006,658)	(3,364,852)

Basic and diluted comprehensive loss per share		(0.116)	(0.094)	(0.157)

The accompanying notes are an integral part of these financial statements.

(F4)

Alberta Star Development Corp.
(An Exploration Stage Company)
Statements of Cash Flows
(Expressed in Canadian Dollars)

	Cumulative amounts from inception to 30 November 2011	For the year ended 30 November 2011	For the year ended 30 November 2010	For the year ended 30 November 2009
	$	$	$	$

Cash flows used in operating activities
Net loss for the period	(41,696,650)	(2,475,961)	(2,006,658)	(3,364,852)
Adjustments to reconcile loss to net cash used by operating activities
Acquisition of mineral property interests	1,241,000	-	-	-
Accretion	32,462	24,912	7,550	-
Amortization of property, plant and equipment	499,912	16,037	77,843	97,126
Petroleum depletion, depreciation and amortization	1,979,219	1,816,497	162,722	-
Gain on sale of available-for-sale securities	(126,466)	-	-	-
Financing fees	38,000	-	-	-
Future income tax recovery	(9,833,756)	-	-	(104,590)
Recovery of mineral property costs	(82,000)	-	-	-
Stock-based compensation	6,958,745	216,070	40,305	539,159
Write-down of available-for-sale securities	10,000	-	-	-
Write-off of property, plant and equipment	233,387	-	220,870	-
Gain on sale of assets	(57,435)	(57,435)	-	-
Gain on sale of mineral property interests	(16,565)	-	-	-
Changes in operating assets and liabilities
Increase in amounts receivable	(279,863)	(32,833)	(121,165)	(64,960)
(Increase) decrease in prepaid expenses	(14,161)	21,978	(10,684)	(25,455)
Increase (decrease) in accounts payable and accrued liabilities	971,060	(69,811)	(5,244)	(53,849)

	(40,143,111)	(540,546)	(1,634,461)	(2,977,421)

Cash flows used in investing activities
Purchase of petroleum interests	(3,584,039)	-	(3,584,039)	-
Purchase of property, plant and equipment	(2,031,043)	(1,213,384)	(25,599)	(18,340)
Proceeds on sale of property, plant and equipment	78,580	78,152	-	-
Proceeds on sale of available-for-sale securities	215,031	-	-	-

	(5,321,471)	(1,135,232)	(3,609,638)	(18,340)

Cash flows from financing activities
Issuance of common shares for cash	5,612,822	-	-	-
Issuance of flow-through shares for cash	22,684,064	-	-	350,000
Issuance of warrants for cash	11,099,845	-	-	-
Warrants exercised	14,443,891	-	-	-
Options exercised	1,432,442	-	-	-
Share issuance costs	(2,028,041)	-	-	(21,497)

	53,245,023	-	-	328,503

Increase (decrease) in cash and cash equivalents	7,780,441	(1,675,778)	(5,244,099)	(2,667,258)

Cash and cash equivalents, beginning of period	-	9,456,219	14,700,318	17,367,576

Cash and cash equivalents, end of period	7,780,441	7,780,441	9,456,219	14,700,318

Supplemental Disclosures with Respect to Cash Flows (Note 14)

The accompanying notes are an integral part of these financial statements.

(F5)

Alberta Star Development Corp.
(An Exploration Stage Company)
Statements of Changes in Shareholders` Equity
(Expressed in Canadian Dollars)

	Number of shares issued	Share capital	Contributed surplus and share subscriptions received in advance	Warrants	Deficit accumulated during the exploration stage	Total shareholders’ equity
		$	$	$	$	$

Balance at 30 November 2008	20,937,312	37,305,053	12,651,744	-	(33,849,179)	16,107,618

Flow-through shares issued – cash ($0.75 per unit) (Note 10)	466,667	350,000	-	-	-	350,000
Warrants granted	-	(131,064)	-	131,064	-	-
Share issue costs – cash paid	-	(21,497)	-	-	-	(21,497)
Stock-based compensation (Note 11)	-	-	539,159	-	-	539,159
Provision for flow-through liability (Notes 8 and 12)	-	(104,590)	-	-	-	(104,590)
Net loss for the year	-	-	-	-	(3,364,852)	(3,364,852)

Balance at 30 November 2009	21,403,979	37,397,902	13,190,903	131,064	(37,214,031)	13,505,838

Stock-based compensation (Note 11)	-	-	40,305	-	-	40,305
Net loss for the year	-	-	-	-	(2,006,658)	(2,006,658)

Balance at 30 November 2010	21,403,979	37,397,902	13,231,208	131,064	(39,220,689)	11,539,485

Stock-based compensation (Note 11)	-	-	216,070	-	-	216,070
Warrants expired	-	-	131,064	(131,064)	-	-
Net loss for the year	-	-	-	-	(2,475,961)	(2,475,961)

Balance at 30 November 2011	21,403,979	37,397,902	13,578,342	-	(41,696,650)	9,279,594

The accompanying notes are an integral part of these financial statements.

(F6)

Alberta Star Development Corp.
(An Exploration Stage Company)
Schedule 1 - Summary of Mineral Properties Expenditures
(Expressed in Canadian Dollars)

	Cumulative amounts from inception to 30 November 2011	For the year ended 30 November 2011	For the year ended 30 November 2010	For the year ended 30 November 2009
	$	$	$	$

Exploration operating expenses
Amortization	355,933	-	56,877	73,868
Assays and geochemical	610,679	-	125	1,097
Camp costs and field supplies	2,142,770	3,200	4,845	120,468
Claim maintenance and permitting	146,911	12,520	2,769	18,668
Community relations and government	240,027	-	-	19,153
Drilling	4,640,068	-	-	12,304
Equipment rental	261,492	-	-	-
Geology and engineering	1,531,453	-	27,257	99,875
Geophysics	19,643	-	-	-
Metallurgical studies	62,977	-	-	-
Orthophotography	224,973	-	-	-
Staking and line cutting	842,594	-	-	78,000
Surveying	1,813,919	-	-	-
Transportation and fuel	10,502,486	-	-	214,556
Wages, consulting and management fees	6,134,658	-	11,898	675,624
Write-off of field equipment	220,870	-	220,870	-

	29,751,453	15,720	324,641	1,313,613

Acquisition of mineral property interests (Notes 7)	2,831,197	-	-	-

Recovery of mineral property costs (Note 7)	(1,159,095)	-	-	-

Sales of mineral property interests (Note 7)	(71,565)	-	-	-

Write-off of mineral properties and related costs (Note 7)	220,552	-	-	-

	31,572,542	15,720	324,641	1,313,613

Details on Mineral Properties Expenditures (Note 7)

The accompanying notes are an integral part of these financial statements.

(F7)

Alberta Star Development Corp.
(An Exploration Stage Company)
Schedule 2 - General and Administrative Expenses
(Expressed in Canadian Dollars)

	Cumulative amounts from inception to 30 November 2011	For the year ended 30 November 2011	For the year ended 30 November 2010	For the year ended 30 November 2009
	$	$	$	$

Advertising and promotion	1,573,703	135,152	73,465	30,649
Amortization	143,978	16,037	20,966	23,258
Automotive	69,066	5,082	5,033	4,758
Bank charges and interest	29,395	951	965	1,195
Consulting fees	928,843	182,825	241,397	13,438
Directors fees (Note 9)	345,950	3,000	81,000	54,000
Filing and financing fees	802,811	53,090	87,997	153,211
Legal and accounting (Note 9)	2,302,864	304,831	259,616	332,372
Management fees (Note 9)	850,887	-	65,000	75,000
Meals and entertainment	403,901	47,029	52,020	78,346
Office and miscellaneous	899,376	48,693	64,404	81,910
Part XII.6 tax	1,274,716	-	-	7,392
Rent and utilities	364,134	48,863	50,063	67,199
Salaries and benefits (Note 9)	2,500,949	524,015	523,805	479,878
Secretarial fees (Note 9)	279,971	-	15,000	15,000
Stock-based compensation (Note 11)	6,958,745	216,070	40,305	539,159
Telephone and internet	128,774	16,034	14,769	15,843
Transfer fees and shareholder information	1,788,747	118,674	281,879	279,242
Travel	403,658	44,125	34,390	70,266

	22,050,468	1,764,471	1,912,074	2,322,116

The accompanying notes are an integral part of these financial statements.

(F8)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 November 2011

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

The Company’s financial statements as at 30 November 2011 and for the year then ended have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company has a loss of $2,475,961 for the year ended 30 November 2011 (2010 - $2,006,658, 2009 - $3,364,852) and has working capital of $6,386,262 at 30 November 2011 (2010 - $8,025,748).

The Company had cash and cash equivalents of $7,780,441 at 30 November 2011 (2010 - $9,456,219), but management cannot provide assurance that the Company will ultimately achieve profitable operations or become cash flow positive, or raise additional debt and/or equity capital. However, based on its prior demonstrated ability to raise capital, management believes that the Company’s capital resources should be adequate to continue operating and maintain its business strategy during fiscal 2012. However, if the Company is unable to raise additional capital in the future, management expects that the Company will need to curtail operations, liquidate assets, seek additional capital on less favourable terms and/or pursue other remedial measures. These financial statements do not include any adjustments related to the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

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
30 November 2011

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
30 November 2011

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

Ceiling test

The Company reviews the carrying amount of its petroleum and natural gas properties relative to their recoverable amount at each annual balance sheet date or more frequently if circumstances or events indicate impairment may have occurred. The recoverable amount is calculated as the undiscounted cash flow from the properties using proved reserves and expected future prices and costs. If the carrying amount of the properties exceeds their recoverable amount, an impairment loss is recognized equal to the amount by which the carrying amount of the properties exceeds their fair value. Fair value is calculated as the cash flow from those properties using proved and probable reserves and expected future prices and costs, discounted at a risk-free interest rate.

(F11)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 November 2011

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
30 November 2011

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

Income taxes

Future income tax assets and liabilities are determined based on temporary differences between the accounting and the tax bases of the assets and liabilities and for loss carry forwards and are measured using the tax rates expected to apply when these differences reverse. A valuation allowance is recorded against any future income tax asset if it is not more likely than not that the asset will be realized. As at 30 November 2011, the Company’s net future income tax assets are fully offset by a valuation allowance.

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
30 November 2011

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
30 November 2011

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

The following is a summary of the accounting model the Company elected to apply to each of its significant categories of financial instruments:

Cash and cash equivalents	Held-for-trading
Amounts receivable	Loans and receivables
Accounts payable	Other liabilities

			Loans and
	Fair value	Held-for-trading,	receivables,	Other liabilities,
As at 30 November 2011	hierarchy	at fair value	at amortized cost	at amortized cost

Cash and cash equivalents	Level 1	7,780,441	-	-
Amounts receivable	N/A	-	209,538	-
Accounts payable	N/A	-	-	159,253

			Loans and
	Fair value	Held-for-trading,	receivables,	Other liabilities,
As at 30 November 2010	hierarchy	at fair value	at amortized cost	at amortized cost

Cash and cash equivalents	Level 1	9,456,219	-	-
Amounts receivable	N/A	-	212,355	-
Accounts payable	N/A	-	-	219,935

(F15)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 November 2011

Disclosure of a three-level hierarchy for fair value measurements is based upon transparency of inputs to the valuation of financial instruments carried on the balance sheet at fair value. The three levels are defined as follows:

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

Credit risk is the risk of an unexpected loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises primarily from the Company’s cash and cash equivalents and amounts receivable. The Company manages its credit risk relating to cash and cash equivalents by dealing only with highly-rated Canadian financial institutions. As at 30 November 2011, amounts receivable were comprised of Harmonized Sales Tax receivable of $25,951 (2010 - $34,675) and petroleum revenue receivable of $209,538 (2010 - $212,355). As a result, credit risk is considered insignificant.

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

(F16)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 November 2011

The following tables provide an indication of the Company’s significant foreign currency exposures during the year ended 30 November 2011 and 2010:

	30 November	30 November
	2011	2010

Cash and cash equivalents	US$ 1,544,816	US$ 1,501,979

The Company has not, to the date of these financial statements, entered into derivative instruments to offset the impact of foreign currency fluctuations.

A 1% change in Canadian/US foreign exchange rate at year end would have changed the net loss of the Company, assuming that all other variables remained constant, by approximately $15,448 for the year ended 30 November 2011.

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

A 1% change in short-term rates would have changed the interest income and net loss of the Company, assuming that all other variables remained constant, by approximately $44,671 for the year ended 30 November 2011.

e)	Commodity Price Risk

The Company is in the exploration stage and is not subject to commodity price risk.

4.	Amounts Receivable

Amounts receivable are non-interest bearing, unsecured and have settlement dates within one year.

	2011	2010
	$	$

Harmonized Sales Tax receivable	25,951	34,675
Petroleum revenue receivable	209,538	212,355

	235,489	247,030

(F17)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 November 2011

5.	Property, Plant and Equipment

		2011			2010
		Accumulated			Accumulated
		depletion,			depletion,
		depreciation			depreciation
		and	Net book		and	Net book
	Cost	amortization	value	Cost	amortization	value
	$	$	$	$	$	$
Petroleum and natural
gas properties	5,291,409	1,979,219	3,312,190	3,951,989	162,722	3,789,267
Computer equipment	60,749	45,343	15,406	60,749	38,740	22,009
Computer software	86,947	86,947	-	86,947	86,947	-
Equipment	58,720	41,211	17,509	58,720	36,859	21,861
Furniture and fixtures	25,706	18,125	7,581	67,205	33,825	33,380

	5,523,531	2,170,845	3,352,686	4,225,610	359,093	3,866,517

On 9 August 2010, the Company completed an asset purchase with Western Plains Petroleum Ltd. (“Western Plains”) pursuant to which the Company acquired an undivided 50% interest in all of Western Plains’ oil and natural gas interests located in the Lloydminster/Maidstone areas of Saskatchewan and the Lloydminster area of Alberta (the “Western Plains Assets”) for the cash purchase price of $1.7 million, having an effective date of 1 July 2010. An asset retirement obligation of $220,682 has been recognized as part of the acquisition (Note 6).

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

On 15 October 2010, the Company announced it had entered into a sub-participation agreement with Arctic Hunter Energy Inc. (“Arctic Hunter”), a company with directors in common. Under the agreement, Arctic Hunter has agreed to a 100% participation interest in two (2) test wells by 31 October 2010. The Company holds a 50% working interest in the Landrose, Saskatchewan assets which form part of the heavy oil assets acquired on 9 August 2010 from Western Plains. Arctic Hunter must pay 100% of the Company’s share of the cost to drill, complete and equip or abandon the test wells to earn 100% of the Company’s pre-farmout working interest in the Test Wells spacing unit subject to reserving unto the Company a 10% overriding royalty payable by Arctic Hunter on all petroleum and natural gas substances produced therefrom until payout. After payout, the Company shall have the option to either covert to a 25% working interest (being 50% of the Company’s pre-farmout 50% working interest) in the test wells spacing unit or remain in a gross overriding royalty position. Arctic Hunter has no option to drill post-earning wells under the sub-participation agreement. Western Plains will be the operator of the test wells.

(F18)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 November 2011

On 18 November 2010, the Company entered into a participation agreement with Sahara Energy Ltd. (“Sahara Energy”). Under the agreement, the Company has agreed to a 50% participation interest with Sahara Energy in the joint lands. The Company must pay 50% of the cost to drill, complete and equip or abandon the test wells to earn a 50% working interest in the test well spacing unit and joint lands subject to reserving unto Sahara Energy a 15% overriding royalty payable by the Company on all petroleum and natural gas substances produced therefrom until payout. After payout, Sahara Energy shall have the option to either convert to a 25% working interest (being 50% of Sahara Energy’s pre-farmout 50% working interest) in the test well spacing unit and joint lands or remain in a gross overriding royalty position. On 28 December 2011, this participation agreement was terminated (Note 19).

On 19 November 2010, the Company entered into an agreement with Western Plains to acquire a 50% undivided interest each in petroleum and natural gas rights from Triwest Exploration Inc. for a purchase price of $41,510 each.

On 10 May 2011, the Company entered into an asset exchange agreement with Canadian Natural Resources to acquire a 50% working interest in petroleum and natural gas rights, including one standing case well, on 240 acres located in the Landrose area of Saskatchewan in exchange for its 50% working interest in 320 acres of undeveloped land located in the Golden Lake area of Saskatchewan. The aggregate value of the assets exchanged is $50,000.

On 18 November 2011, the Company entered into a sub-participation agreement with Arctic Hunter, a company with directors in common (Note 9). Under the agreement, Arctic Hunter has agreed to participate with the Company in the drilling of one test well. Arctic Hunter must pay 50% of the Company’s share of the cost to drill, complete and equip or abandon the test wells to earn a 25% working interest (being 50% of the Company’s pre-participation 50% working interest) in the well. Arctic Hunter has no option to drill post-earning wells under the sub-participation agreement. Western Plains will be the operator of the test wells.

Depletion and depreciation

No general and administrative expenses were capitalized for the year ended 30 November 2011. There is unproven land of $701,510 (2010 - $Nil) excluded from the depletion calculation. Future development costs of $273,741 (2010 - $888,679) were included in the depletion calculation.

Ceiling Test

The Company performed the ceiling test at 30 November 2011 resulting in estimated discounted future net cash flows associated with proved and probable reserves exceeding the net book value of petroleum and natural gas assets. No impairment of petroleum and natural gas assets was identified as at 30 November 2011 (2010 - $Nil).

(F19)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 November 2011

In calculation the ceiling test, the Company used a risk-free rate of 7% and benchmark prices adjusted for quality and transportation at 30 November 2011 as follows:

Year	Alberta	Saskatchewan
	Heavy Crude Oil	Heavy Crude Oil
	($Cdn/BBL)	($Cdn/BBL)

2011	67.39	65.03
2012	75.99	74.47
2013	77.28	75.74
2014	78.23	76.67
2015	78.23	76.67
2016	78.23	76.67
2017	78.23	76.67
2018	79.32
Percentage increase each year thereafter	2.0%	2.0%

6.	Asset Retirement Obligations

The Company’s assets retirement obligations consist of abandonment and restoration costs related to its oil and natural gas properties. The present value of the estimated obligations is $459,354 (2010 - $352,780) using a discount rate at which cash flows have been discounted by 7%.

The undiscounted inflated abandonment and restoration cost obligation at 30 November 2011 is $765,930 (2010 - $817,827) and the estimated cash flows will occur between 2013 to 2037. An accretion expense component of $24,912 (2010 - $7,550, 2009 - $Nil) has been charged to operations to reflect an increase in the carrying amount of the asset retirement obligations and will be funded from general corporate resources at that time of the retirement.

The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of petroleum and natural gas properties:

	30 November	30 November
	2011	2010
	$	$
Asset retirement obligations, beginning of year	352,780	-
Liabilities acquired	-	345,230
Revision to future reclamation costs	81,662	-
Accretion	24,912	7,550
Asset retirement obligations, end of year	459,354	352,780

(F20)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 November 2011

7.	Mineral Properties

Sterling Mining Company – Sunshine Silver Mine, Idaho, USA

During the year ended 30 November 2010, the Company entered into an acquisition agreement with Sterling Mining Company (“Sterling”) to acquire a 100% interest in Sterling and its assets and provide for financing of Sterling’s ongoing operations (the “Agreement”).

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

Expenditures related to the Sterling Mining property for the period ended 30 November 2011 consists of geology and engineering of $Nil (2010 - $11,736, 2009 - $Nil, cumulative - $11,736).

Contact Lake Property – Contact Lake, Northwest Territories

During the year ended 30 November 2005, the Company acquired a 100% undivided right, title and interest, subject to a 1% net smelter return royalty (“NSR”), in five mineral claims, totaling 1,801.82 hectares (“ha”) (4,450.50 acres) located five miles southeast of Port Radium on Great Bear Lake, Northwest Territories (“NT”), for cash payments of $60,000 (paid) and 60,000 common shares (issued and valued at $72,000) of the Company. The Company may purchase the NSR for a one-time payment of $1,000,000. The Company completed additional staking in the area in order to increase the project size to sixteen contiguous claims, totalling 10,563.78 ha (26,103.57 acres). Collectively the properties are known as the Contact Lake Mineral Claims.

(F21)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 November 2011

Expenditures related to the Contact Lake Mineral Claims can be summarized as follows:

	Cumulative
	amounts from	For the year	For the year	For the year
	inception to	ended 30	ended 30	ended 30
	30 November	November	November	November
	2011	2011	2010	2009
	$	$	$	$

Exploration operating expenses
Amortization	322,489	-	50,327	65,497
Assaying and geochemical	413,031	-	125	1,097
Camp costs and field supplies	1,557,862	3,200	4,845	120,468
Claim maintenance and permitting	93,487	4,874	826	260
Community relations and government	215,000	-	-	19,153
Drilling	3,318,148	-	-	12,304
Equipment rental	200,831	-	-	-
Geology and engineering	680,644	-	15,521	28,682
Geophysics	16,643	-	-	-
Orthophotography	199,451	-	-	-
Staking and line cutting	339,160	-	-	6,500
Surveying	1,473,493	-	-	-
Transportation and fuel	4,938,609	-	-	212,326
Wages, consulting and management fees	4,545,567	-	11,898	626,682
Write down of field equipment	209,831	-	209,831	-

	18,524,246	8,074	293,373	1,092,969

Acquisition of mineral property interests	132,000	-	-	-

	18,656,246	8,074	293,373	1,092,969

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

(F22)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 November 2011

Expenditures related to the Glacier Lake Mineral Claims can be summarized as follows:

	Cumulative
	amounts from	For the year	For the year	For the year
	inception to	ended 30	ended 30	ended 30
	30 November	November	November	November
	2011	2011	2010	2009
	$	$	$	$

Exploration operating expenses
Amortization	33,444	-	6,550	8,371
Assaying and geochemical	197,313	-	-	-
Camp costs and field supplies	383,489	-	-	-
Claim maintenance and permitting	26,875	6,227	1,050	6,227
Community relations and government	21,472	-	-	-
Drilling	758,681	-	-	-
Equipment rental	58,038	-	-	-
Geology and engineering	69,879	-	-	-
Metallurgical studies	62,977	-	-	-
Orthophotography	25,522	-	-	-
Staking and line cutting	88,335	-	-	-
Surveying	17,309	-	-	-
Transportation and fuel	5,029,890	-	-	-
Wages, consulting and management fees	840,723	-	-	-
Write down of field equipment	11,039	-	11,039	-

	7,624,986	6,227	18,639	14,598
Acquisition of mineral property interests	102,000	-	-	-
Recovery of mineral property costs	(603,750)	-	-	-

	7,123,236	6,227	18,639	14,598

Port Radium – Crossfault Lake Property, Northwest Territories

During the year ended 30 November 2005, the Company acquired a 100% undivided right, title and interest, subject to a 2% NSR, in five mineral claims, totalling 1,789.22 ha (4,421.24 acres) (the “Port Radium – Crossfault Lake Mineral Claims”) located north of Port Radium on Great Bear Lake, NT, for cash payments of $60,000 (paid) and 90,000 common shares (issued and valued at $297,000) of the Company. The Company may purchase one-half of the NSR for a one-time payment of $1,000,000.

Expenditures related to the Port Radium – Crossfault Lake Mineral Claims for the year ended 30 November 2011 consists of claim maintenance and permitting of $Nil (2010 - $Nil, 2009 - $Nil, cumulative - $682), transportation and fuel of $Nil (2010 - $Nil, 2009 - $Nil, cumulative - $817), wages, consulting and management fees of $Nil (2010 - $Nil, 2009 - $Nil, cumulative - $16,258), acquisition of mineral property interests of $Nil (2010 - $Nil, 2009 - $Nil, cumulative - $357,000) and recovery of mineral property costs of $Nil (2010 - $Nil, 2009 - $Nil, cumulative - $12,645).

(F23)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 November 2011

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

Expenditures related to the Eldorado Uranium Mineral Claims for the year ended 30 November 2011 consists of claim maintenance and permitting of $526 (2010 - $Nil, 2009 - $526, cumulative - $1,578) and acquisition of mineral property interests of $Nil (2010 - $Nil, 2009 - $Nil, cumulative - $20,000).

North Contact Lake Mineral Claims – Great Bear Lake, Northwest Territories

During the year ended 30 November 2006, the Company acquired a 100% right, interest and title, subject to a 2% NSR, in eleven mineral claims (the “North Contact Lake Mineral Claims”), for cash payments of $75,000 and the issue of 50,000 common shares of the Company valued at $182,500. The Company may purchase one-half of the NSR for a one-time payment of $1,000,000. The North Contact Lake Mineral Claims are situated north of Contact Lake on Great Bear Lake approximately 680 km (423 miles) north of Yellowknife, NT, totaling 6,305.51 ha (15,581.20 acres).

Expenditures related to the North Contact Lake Mineral Claims for the year ended 30 November 2011 consists of camp costs and field supplies of $Nil (2010 - $Nil, 2009 - $Nil, cumulative - $1,034), drilling of $Nil (2010 - $Nil, 2009 - $Nil, cumulative - $353,182), transportation and fuel of $Nil (2010 - $Nil, 2009 -$Nil, cumulative - $9,606), wages, consulting and management fees of $Nil (2010 - $Nil, 2009 - $Nil, cumulative - $13,012) and acquisition of mineral property interests of $Nil (2010 - $Nil, 2009 - $Nil, cumulative - $257,500).

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

(F24)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 November 2011

Expenditures related to the Eldorado South Uranium Project can be summarized as follows:

	Cumulative
	amounts from	For the year	For the year	For the year
	inception to	ended 30	ended 30	ended 30
	30 November	November	November	November
	2011	2011	2010	2009
	$	$	$	$

Exploration operating expenses
Camp costs and field supplies	27,967	-	-	-
Claim maintenance and permitting	17,153	-	-	10,762
Community relations and government	3,555	-	-	-
Equipment rental	2,623	-	-	-
Geology and engineering	301,883	-	-	71,193
Geophysics	3,000	-	-	-
Staking and line cutting	415,099	-	-	71,500
Transportation and fuel	176,011	-	-	2,230
Wages, consulting and management fees	278,323	-	-	48,942

	1,225,614	-	-	204,627

Longtom Property – Longtom Lake, Northwest Territories

The Company holds a 50% undivided interest subject to a 2% NSR, totaling 355.34 ha (878.05 acres), in the Longtom Property (the “Longtom Property”) located about 350 km northwest of Yellowknife, NT. The Longtom Property is registered 100% in the name of the Company.

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

(F25)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 November 2011

Expenditures related to the Longtom Property for the year ended 30 November 2011 consists of assaying and geochemical of $Nil (2010 - $Nil, 2009 - $Nil, cumulative - $335), camp costs and field supplies of $Nil (2010 - $Nil, 2009 - $Nil, cumulative - $147,024), claim maintenance and permitting of $893 (2010 -$893, 2009 - $893, cumulative - $4,465), drilling of $Nil (2010 - $Nil, 2009 - $Nil, cumulative - $210,057), geology and engineering of $Nil (2010 - $Nil, 2009 - $Nil, cumulative - $418,998), transportation and fuel of $Nil (2010 - $Nil, 2009 - $Nil, cumulative - $322,529), wages, consulting and management fees of $Nil (2010 - $Nil, 2009 - $Nil, cumulative - $200,899), recovery of mineral property costs of $Nil (2010 - $Nil, 2009 - $Nil, cumulative - $52,497), sale of mineral property interests of $Nil (2010 - $Nil, 2009 - $Nil, cumulative - $55,000) and write-off of mineral properties and related costs of $Nil (2010 - $Nil, 2009 -$Nil, cumulative - $220,552).

Longtom Property (Target 1) – Longtom Lake, Northwest Territories

During the year ended 30 November 2003, the Company acquired a 50% interest in a 710.67 ha (1,756.10 acres) mineral property located in the Longtom Lake area of the Northwest Territories for cash proceeds of $15,000 and 40,000 common shares of the Company valued at $56,000.

During the year ended 30 November 2011, the Company has not done any work recently and has not budgeted for any in 2012.

Expenditures related to the Longtom Property Target 1 for the year ended 30 November 2011 consists of geology and engineering of $Nil (2010 - $Nil, 2009 - $Nil, cumulative - $2,103), wages, consulting and management fees of $Nil (2010 - $Nil, 2009 - $Nil, cumulative - $21,648), acquisition of mineral property interests of $Nil (2010 - $Nil, 2009 - $Nil, cumulative - $71,000) and recovery of mineral property costs of $Nil (2010 - $Nil, 2009 - $Nil, cumulative - $3,530).

(F26)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 November 2011

Recovery of Mineral Property Costs

Recovery of mineral property costs consists mainly of amounts paid to the Company under existing option agreements and camp rental fees paid to the Company:

	Cumulative
	amounts from	For the year	For the year	For the year
	inception to 30	ended 30	ended 30	ended 30
	November	November	November	November
	2011	2011	2010	2009
	$	$	$	$

General cash payments related to mineral property option agreements	45,000	-	-	-
Cash reimbursements of mineral property expenditures related to mineral properties	1,032,095	-	-	-
Shares received – 200,000 common shares of Max Resource Corp.	82,000	-	-	-

	1,159,095	-	-	-

8.	Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities are non-interest bearing, unsecured and have settlement dates within one year.

Included in the accounts payable and accrued liabilities at 30 November 2011 is $639,445 (2010 -$639,445, 2009 - $639,893) related to Part XII.6 tax on funds raised by the Company on flow-through share offerings (Note 12).

Included in the accounts payable and accrued liabilities at 30 November 2011 is $739,687 (2010 - $739,687 2009 - $739,687) related to the estimated costs to the Company for amending its flow-through filings (Note 12).

(F27)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 November 2011

9.	Related Parties Transactions

During the year ended 30 November 2011, the Company entered into the following transactions with related parties:

i.	Paid or accrued secretarial fees of $Nil (2010 - $15,000, 2009 - $15,000) to an individual related to a director of the Company.

ii.	Paid or accrued accounting fees of $70,500 (2010 – $76,000, 2009 - $59,001) to a company controlled by the chief financial officer of the Company.

iii.	Paid or accrued accounting fees of $Nil (2010 - $Nil, 2009 - $13,875) to a company controlled by the former chief financial officer of the Company.

iv.	Paid or accrued management fees of $Nil (2010 - $50,000, 2009 - $50,000) to a company controlled by a director of the Company.

v.	Paid or accrued management fees of $Nil (2010 - $15,000, 2009 - $25,000) to a company controlled by a director of the Company.

vi.	Paid or accrued directors fees of $1,000 (2010 - $27,000, 2009 - $27,000) to a company controlled by a director of the Company.

vii.	Paid or accrued directors fees of $1,000 (2010 - $27,000, 2009 - $17,000) to a director of the Company.

viii.	Paid or accrued directors fees of $1,000 (2010 - $27,000, 2009 - $10,000) to a director of the Company.

ix.	Paid or accrued salaries and benefits of $524,015 (2010 - $523,805, 2009 - $479,878) to employees who are directors and/or officers of the Company.

On 18 November 2011, the Company entered into a sub-participation agreement with Arctic Hunter, a company with directors in common. (Note 5)

Included in accounts payable and accrued liabilities as at 30 November 2011 is $9,683 (2010 - $831) payable to a director of the Company.

Included in accounts payable and accrued liabilities as at 30 November 2011 is $39,792 (2010 - $125,241) payable to a company related to the Company by way of management and directors in common.

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
30 November 2011

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

Share capital transactions of the Company during the years ended 30 November 2011 and 2010 are summarized as follows:

i.	During the year ended 30 November 2011, a total of 410,000 stock options with an exercise price of $1.75 per share expired.

ii.	During the year ended 30 November 2011, a total of 100,000 stock options with an exercise price of $1.00 per share were cancelled.

iii.

On 8 December 2010, the Company issued 910,000 stock options to directors, officers, employees and consultants of the Company with an exercise price of $0.48 per share. A total of 810,000 options vested immediately upon issuance and the remaining 100,000 options vest in four equal quarters starting 8 March 2011. All options in this series expire 7 December 2012 (Note 11).

iv.	During the year ended 30 November 2011, a total of 466,667 share purchase warrants with an exercise price of $0.90 per share expired.

v.	During the year ended 30 November 2010, a total of 575,000 stock options with an exercise price of $4.25 per share expired.

vi.	During the year ended 30 November 2010, a total of 145,000 stock options with an exercise price of $1.75 per share were cancelled.

vii.	During the year ended 30 November 2010, a total of 20,000 stock options with an exercise price of $5.00 per share were cancelled.

viii.	During the year ended 30 November 2010, a total of 120,000 stock options with an exercise price of $1.00 per share were cancelled.

(F29)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 November 2011

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

The following incentive stock options were outstanding at 30 November 2011:

	Exercise	Number	Expiry	Remaining
	price	of options	date	contractual
				life
				(years)
	$

Options	1.00	670,000	2 July 2014	2.59
	0.48	910,000	7 December 2012	1.02

		1,580,000

The following is a summary of stock option activities during the years ended 30 November 2011 and 2010:

		Weighted
		average
	Number of	exercise
	options	price
		$

Outstanding and exercisable at 1 December 2009	2,040,000	2.15

Granted	-	-
Exercised	-	-
Expired / Cancelled	(860,000)	3.32

Outstanding and exercisable at 30 November 2010	1,180,000	1.26

Weighted average fair value of options granted during the year		-

(F30)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 November 2011

		Weighted
		average
	Number of	exercise
	options	price
		$

Outstanding and exercisable at 1 December 2010	1,180,000	1.26

Granted	910,000	0.48
Exercised	-	-
Expired / Cancelled	(510,000)	1.60

Outstanding and exercisable at 30 November 2011	1,580,000	0.70

Weighted average fair value of options granted during the year		0.24

Warrants

There were no share purchase warrants outstanding at 30 November 2011.

The following is a summary of warrant activities during the years ended 30 November 2011 and 2010:

Weighted
average
	Number of	exercise
	warrants	price
$

Outstanding and exercisable at 1 December 2009	466,667	0.90

Granted	-	-
Exercised	-	-
Expired	-	-

Outstanding and exercisable at 30 November 2010	466,667	0.90

Weighted average fair value of warrants granted during the year		-

(F31)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 November 2011

Weighted
average
	Number of	exercise
	warrants	price

$
Outstanding and exercisable at 1 December 2010	466,667	0.90

Granted	-	-
Exercised	-	-
Expired	(466,667)	0.90

Outstanding and exercisable at 30 November 2011	-	-

Weighted average fair value of warrants granted during the year		-

The weighted average grant date fair value of warrants issued during the year ended 30 November 2011, amounted to $Nil per warrant (2010 - $Nil per warrant, 2009 - $0.28 per warrant). The fair value of each warrant granted was determined using the Black-Scholes Option Pricing Model and the following weighted average assumptions:

	2011	2010	2009
Risk free interest rate	-	-	0.78%
Expected life	-	-	2.0 years
Annualized volatility	-	-	108.25%
Expected dividends	-	-	-

11.	Stock-Based Compensation

During the year ended 30 November 2009, the Company granted 100,000 stock options to consultants of the Company to purchase common shares of the Company for proceeds of $1.00 per common share expiring 3 November 2014. A total of 100,000 of these stock options vest on the following dates:

Vesting Date	Number of options

4 March 2010	25,000
4 June 2010	25,000
4 September 2010	25,000
4 December 2010	25,000

100,000

(F32)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 November 2011

During the year ended 30 November 2009, the Company granted 790,000 stock options to employees, directors and consultants of the Company to purchase common shares of the Company for proceeds of $1.00 per common share expiring 2 July 2014. A total of 720,000 of these stock options vested on the grant date of 3 July 2009. A total of 70,000 of these stock options granted to consultants of the Company vest on the following dates:

Vesting Date	Number of options

3 November 2009	17,500
3 February 2010	17,500
3 May 2010 (cancelled 31 March 2010)	17,500
3 August 2010 (cancelled 31 March 2010)	17,500

70,000

During the year ended 30 November 2011, the Company granted 910,000 stock options to employees, directors and consultants of the Company to purchase common shares of the Company for proceeds of $0.48 per common share expiring 7 December 2012. A total of 810,000 of these stock options vested on the grant date of 8 December 2010. A total of 100,000 of these stock options granted to consultants of the Company vest on the following dates (Note 10):

Vesting Date	Number of options

8 March 2011	25,000
8 June 2011	25,000
8 September 2011	25,000
8 December 2011	25,000

100,000

The fair value of the options which vested in the year, estimated using the Black-Scholes Option Pricing Model, was $216,070 (2010 - $40,305, 2009 - $539,159). This amount has been expensed as stock-based compensation with a corresponding increase in contributed surplus.

The following assumptions were used for the Black-Scholes valuation of stock options granted and vested during the year:

	2011	2010	2009

Risk free interest rate	1.64%	2.52%	2.29%
Expected life	2.0 years	5.0 years	4.7 years
Annualized volatility	96.57%	105.75%	107.04%
Expected dividends	-	-	-

(F33)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 November 2011

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

12.	Commitments and Other Obligations

The Company has certain obligations related to the amendments of its flow-through filings (Note 8).

13.	Income Taxes

Provision for income taxes

The provision for (recovery of) income taxes differs from the amount that would have resulted by applying Canadian federal and provincial statutory tax rates of 26.67% (2010 – 28.63%, 2009 – 30.08%).

	2011	2010	2009
	$	$	$

Loss before income taxes	(2,475,961)	(2,006,658)	(3,469,442)

Expected income tax recovery	660,256	574,406	1,043,724
Non-deductible items and other	(56,209)	(18,983)	(115,949)
Change in enacted rates	(37,751)	(264,370)	(446,140)
Change in valuation allowance	(566,296)	(291,053)	(377,045)

Future income tax recovery	-	-	104,590

(F34)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 November 2011

Future tax balances

The tax effects of temporary differences that give rise to future income tax assets and liabilities are as follows:

	2011	2010	2009
	$	$	$

Non-capital loss carryforwards	1,776,839	1,677,760	1,328,038
Plant, property and equipment	422,941	47,723	19,979
Mineral properties	1,506,514	1,440,084	1,548,106
Share issue costs	2,150	3,225	69,811
Asset retirement obligations	114,839	88,195	-

	3,823,283	3,256,987	2,965,934
Less: valuation allowance	(3,823,283)	(3,256,987)	(2,965,934)

Future tax assets (liabilities)	-	-	-

The Company has non-capital losses for Canadian tax purposes of approximately $7,107,355 available to offset against taxable income in future years, which, if unutilized, will expire as follows:

Year	Amount

2026	672,083
2027	-
2028	2,495,893
2029	1,870,522
2030	1,672,630
2031	396,227
7,107,355

Additionally, the Company has approximately $10,640,574 of Canadian resource-related deductions as at 30 November 2011 which, under certain circumstances, may be utilized to reduce taxable income of future years. The potential income tax benefits of these losses have been offset by a full valuation allowance.

During the year ended 30 November 2011, the Company renounced the tax benefits of a total of Nil flow-through common shares (2010 – Nil, 2009 – 466,667) resulting in an income tax recovery of $Nil (2010 -$Nil, 2009 – $104,590). The flow-through agreements require the Company to renounce certain tax deductions for Canadian exploration expenditures incurred on the Company’s mineral properties to the flow-through participants.

(F35)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 November 2011

14.	Supplemental Disclosures with Respect to Cash Flows

Cash and cash equivalents comprise the following:

	2011	2010
	$	$

Cash on hand and balance in bank	1,131,127	2,901,643
Short term deposits(i)	5,073,138	5,012,644
US$ account(ii)	1,576,176	1,541,932

	7,780,441	9,456,219

(i)	Short term deposits include investments that are cashable after 30 days without penalty, with interest rate guarantees extending up to one year.

(ii)	$1,576,176 (US$1,544,816) (2010 - $1,541,932 (US$1,501,979)) held in a US $ bank account.

	2011	2010	2009
	$	$	$

Cash paid during the year for interest	-	-	-
Cash paid during the year for income taxes	-	-	-

Included in amounts receivable is $44,374 (2010 - $Nil) related to the purchase of capital expenditures for the petroleum and natural gas properties as at 30 November 2011.

Included in asset retirement obligations is $81,662 (2010 - $Nil) related to the revision of future reclamation costs as at 30 November 2011 (Note 6).

15.	Bank Facilities

On 8 December 2010, the Company established a $1.1 million credit facility agreement with a Canadian chartered bank, consisting of a revolving operating facility of $800,000 with an interest rate of bank prime plus 2.0% per annum, and a non-revolving acquisition and development facility of $300,000 for petroleum and natural gas reserves with an interest rate of bank prime plus 2.5% per annum. Both credit facilities are due on demand, secured against a first floating charge over all assets of the Company with an undertaking to provide fixed charges on the Company’s petroleum and natural gas properties and the Company must maintain an adjusted working capital ratio greater than 1.0 at all times. The Company has not yet drawn on either credit facility.

16.	Segmented Information

The Company’s business activity is acquiring and exploring mineral and oil and gas properties. These activities are carried out in Canada, specifically British Columbia, Alberta, Saskatchewan and Northwest Territories.

(F36)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 November 2011

The breakdown by geographic area for the year ended 30 November 2011 is as follows:

	British	Alberta /	Northwest
	Columbia	Saskatchewan	Territories	Total
	$	$	$	$

Net income (loss)	(1,649,926)	(810,315)	(15,720)	(2,475,961)

Current assets	8,030,091	-	-	8,030,091
Property, plant and equipment	40,496	3,312,190	-	3,352,686

Total assets	8,070,587	3,312,190	-	11,382,777

The breakdown by geographic area for the year ended 30 November 2010 is as follows:

	British	Alberta /	Northwest
	Columbia	Saskatchewan	Territories	Total
	$	$	$	$

Net income (loss)	(1,659,944)	(22,073)	(324,641)	(2,006,658)

Current assets	9,739,388	-	-	9,739,388
Property, plant and equipment	77,250	3,789,267	-	3,866,517

Total assets	9,816,638	3,789,267	-	13,605,905

17.	Capital Management

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

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company’s approach to capital management during the year ended 30 November 2011. The Company is not subject to externally imposed capital requirements and does not have exposure to asset-backed commercial paper or similar products.

(F37)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 November 2011

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

On 1 December 2006, the Company adopted Accounting Standards Codification (the “Codification” or “ASC”) 718, “Compensation – Stock Compensation” using the modified prospective method, which requires the Company to record compensation expense over the vesting period for all awards granted after the date of adoption. As the Company had previously applied the fair value method of accounting for stock-based compensation under Canadian GAAP since 1 December 2002, the adoption of ASC 718 did not result in any significant differences between Canadian and US GAAP with respect to stock-based compensation expense in 2011. Prior to 1 December 2002, the Company accounted for stock options under Canadian GAAP as capital transactions when the options were recognized. Effective 1 December 2002, the Company began accounting for stock option expense on a prospective basis under Canadian GAAP following the fair value method of accounting for stock options. The Company’s reported increase of $189,176 in both share capital and deficit as at 30 November 2011 and 2010 is the result of the difference in accounting for stock options under Canadian GAAP and United States GAAP prior to 1 December 2002.

(F38)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 November 2011

iii.	Full Cost Accounting

Under Canadian GAAP, a ceiling test is applied to review the carrying amount of its petroleum and natural gas properties relative to their recoverable amount. The recoverable amount is calculated as the undiscounted cash flow from the properties using proved reserves and expected future prices and costs. If the carrying amount of the properties exceeds their recoverable amount, an impairment loss is recognized equal to the amount by which the carrying amount of the properties exceeds their fair value. Fair value is calculated as the cash flow from those properties using proved and probable reserve and expected future prices and costs, discounted at a risk-free interest rate.

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

At 30 November 2011, the average price of $93.11 per barrel was based on the West Texas Intermediate petroleum benchmark price.

For both Canadian and US GAAP purposes, the Company has not recognized an impairment loss during the years ended 30 November 2011, 2010 and 2009 and, as a result, the depletion base of unamortized capitalized costs is the same for both Canadian and US GAAP purposes.

iv.	The impact of the above differences between Canadian and US GAAP on loss for the year is as follows:

	30	30	30
	November	November	November
	2011	2010	2009
	$	$	$

Net loss under Canadian GAAP	(2,475,961)	(2,006,658)	(3,364,852)
Income tax expense on flow-through shares (Note 18(i))	-	-	(34,590)

Net loss under US GAAP	(2,475,961)	(2,006,658)	(3,399,442)

Other comprehensive income (loss)	-	-	-

Comprehensive loss under US GAAP	(2,475,961)	(2,006,658)	(3,399,442)

Loss per share, basic and diluted	(0.116)	(0.094)	(0.159)
Comprehensive loss per share, basic and diluted	(0.116)	(0.094)	(0.159)

(F39)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 November 2011

v.	The impact of the above differences between Canadian and US GAAP on deficit, share capital and contributed surplus, as reported, is as follows:

	30	30
	November	November
	2011	2010
	$	$
Deficit under Canadian GAAP	(41,696,650)	(39,220,689)
Flow-through shares (Note 18(i))	(9,407,456)	(9,407,456)
Stock-based compensation (Note 18(ii))	(189,176)	(189,176)

Deficit under US GAAP	(51,293,282)	(48,817,321)

	30	30
	November	November
	2011	2010
	$	$

Share capital and contributed surplus under Canadian GAAP	50,976,244	50,760,174
Flow-through shares (Note 18(i))	9,407,456	9,407,456
Stock-based compensation (Note 18(ii))	189,176	189,176

Share capital and contributed surplus under US GAAP	60,572,876	60,356,806

vi.	The above differences between Canadian and US GAAP had no impact on the statements of cash flows.

vii.	New Accounting Pronouncements

In December 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2011-12, “Comprehensive Income”. This update amends certain pending paragraphs in ASU 2011-05, “Presentation of Comprehensive Income”, to effectively defer only those changes that relate to the presentation of reclassification adjustments out of accumulated other comprehensive income for annual and interim financial statements for public, private, and non-profit entities.

In September 2011, the FASB issued ASU 2011-08, “Intangibles – Goodwill and Other” which allows an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. Under these amendments, an entity would not be required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. ASU 2011-08 will be effective for the Company in fiscal 2013, with early adoption permitted. The Company does not expect the adoption of this update will have a material effect on its financial statements.

(F40)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 November 2011

In June 2011, the FASB issued ASU 2011-05, “Presentation of Comprehensive Income”. This ASU presents an entity with the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. This update eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. The amendments in this update do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. As ASU 2011-05 relates only to the presentation of Comprehensive Income, the Company does not expect that the adoption of this update will have a material effect on its financial statements.

In May 2011, the FASB issued ASU No. 2011-04, “Fair Value Measurement” to amend the accounting and disclosure requirements on fair value measurements. This ASU limits the highest-and-best-use measure to nonfinancial assets, permits certain financial assets and liabilities with offsetting positions in market or counterparty credit risks to be measured at a net basis, and provides guidance on the applicability of premiums and discounts. Additionally, this update expands the disclosure on Level 3 inputs by requiring quantitative disclosure of the unobservable inputs and assumptions, as well as description of the valuation processes and the sensitivity of the fair value to changes in unobservable inputs. ASU No. 2011-04 is to be applied prospectively and is effective during interim and annual periods beginning after 15 December 2011. The Company does not expect the adoption of this update will have a material effect on its financial statements.

19.	Subsequent Events

The following subsequent events occurred from the date of the year ended 30 November 2011 to the date the annual financial statements were available to be issued on 21 March 2012:

i.	On 28 December 2011, the Company terminated a participation agreement with Sahara Energy Ltd. related to a 50% participation interest in joint lands (Note 5).

ii.	On 10 January 2012, the Company granted 475,000 stock options to directors and officers of the Company with an exercise price of $0.21 per share expiring in 3 years.

iii.	On 10 January 2012, the Company granted 50,000 stock options to a consultant of the Company with an exercise price of $0.25 per share expiring in 5 years.

(F41)