Form 20-F
period 2012-11-30
ALBERTA STAR DEVELOPMENT CORP
filed 2013-04-08
CIK 1142462

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[ X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For fiscal year ended November 30, 2012
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

Stuart Rogers, CEO
Alberta Star Development Corp.
506 – 675 West Hastings Street
Vancouver, British Columbia V6B 1N2 Canada
Tel: (604) 488-0860
Facsimile: (604) 408-3884
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act: Common Shares, no par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 21,403,979 common shares as at November 30, 2012

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [ ] No [ X ]

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

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [ X ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Reporting Standards as issued	[ X ]	Other [ ]
by the International Accounting Standards Board

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 [ ]	Item 18 [ ]

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [ ] No [ X ]

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING RESOURCE AND RESERVE ESTIMATES –MINING PROPERTIES

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

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING OIL AND GAS PRODUCTION AND RESERVES

The Company incorporates additional information with respect to production and reserves which is either not generally included or prohibited under SEC rules and practices in the United States. The Company follows the Canadian practice of reporting gross production and reserve volumes; however, it also follows the United States practice of separately reporting these volumes on a net basis (after the deduction of royalties and similar payments). The Company also follows the Canadian practice of using forecast prices and costs when it estimates its reserves. However, the Company separately estimates its reserves using prices and costs held constant at the effective date of the reserve report in accordance with the Canadian reserve reporting requirements. These latter requirements are similar to the average constant pricing reserve methodology utilized in the United States.

The Company has included estimates of proved and proved plus probable reserves, as well as contingent resources in filings made with it by United States oil and gas companies. However, the SEC has adopted revisions to its oil and gas reporting rules that, effective as of January 1, 2010, among other things, modified the standards to establish proved reserves and permit disclosure of probable and possible reserves under certain circumstances. However, it is likely that significant differences will remain between the reserve categories and reserve reporting generally under Canadian and U.S. securities laws and rules.

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

Unconformity	A boundary separating two or more rocks of markedly different ages, marking a gap in the geologic record.
Uraninite	A mineral consisting of uranium oxide and trace amounts of radium, thorium, polonium, lead and helium; uraninite in massive form is called pitchblende which is the chief uranium ore.
V2O5	Vanadium oxide. It is usually represented by the empirical formula V2O5.
Vein	A fissure, fault or crack in a rock filled by minerals that have travelled upwards from some deep source.
Volcanic rocks	Igneous rocks formed from magma that has flowed out or has been violently ejected from a volcano.
VTEM	Variable time-domain electro-magnetics. A geophysical survey method.

GLOSSARY OF OIL AND GAS TERMS

AECO	Intra-Alberta Nova Inventory Transfer Price (NIT net price of natural gas)
AIT	After Income Tax
APO	After Payout
ARTC	Alberta Royalty Tax Credit
APPO	After Project Payout
Bbl	Barrel
Bbls	Barrels
Bbl/d	Barrels per day
BOE *	Barrels of oil equivalent. A barrel of oil equivalent is determined by converting a volume of natural gas to barrels using the ration of 6Mcf to one barrel.
BCFE	Billion cubic foot equivalent
BIT	Before Income Tax
BOE/D	Barrels of oil equivalent per day *
BOPD	Barrels per day
BPO	Before Payout
Effective Date	The date for which the Present Value of the future cash flows and reserve categories are established
EOR	Enhanced Oil Recovery
FH	Freehold Royalty
GOR (scf/STB)	Gas-Oil Ratio (standard cubic feet of solution gas per stock tank barrel of oil
GORR	Gross overriding royalty
GJ	Gigajoules
GJ/d	Gigajoules per day
GRP	Gas Reference Price
LSD	Legal subdivision - commonly used by the oil and gas industry as a precise way of locating wells, pipelines, and facilities within one-square mile sections of land
M$	Thousands of dollars
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

Proven or proved reserves
Proven or proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

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

  risks related to the performance and characteristics of our oil and natural gas properties;

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

  risks regarding resource estimates;

  risks related to differences between U.S. and Canadian practices for reporting resources and reserves;

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

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.

Not Applicable.

ITEM 3. KEY INFORMATION.

A.	Selected Financial Data.

The following information has been extracted from our financial statements for the years indicated and is expressed in Canadian dollars. The information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects – A. Operating Results and B. Liquidity and Capital Resources” and the audited annual financial statements of the Company filed herewith.

The following table summarizes selected financial data pertaining to operations of the Company for each of the two most recently completed fiscal years ended November 30. The 2012 and 2011 information set forth below should be read in conjunction with the audited financial statements, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and related notes. The 2011 information has been adjusted in accordance with IFRS, and therefore, may differ from the 2011 information previously published in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).

All amounts within this Annual Report are in Canadian dollars, unless otherwise indicated.

Fiscal Year Ended November 30
	2012	2011
	IFRS	IFRS
Petroleum revenue	$2,422,266	$2,331,217
Production costs	$3,281,624	$2,372,361
Net petroleum income (loss)	($859,358)	($41,144)
Net operating revenue	1,919,454	1,905,957
Loss from operations	($3,475,613)	($1,726,357)
Loss from continuing operations	($3,475,613)	($1,726,357)
Comprehensive loss for the year	($3,475,613)	($1,726,357)
Loss from operations per share	($0.162)	($0.081)
Loss from continuing operations per share	($0.162)	($0.081)
Total assets	$8,638,833	$12,089,062
Net assets	$6,566,907	$9,892,798
Capital stock, contributed surplus and warrants	$61,301,809	$61,152,087
Number of shares	21,403,979	21,403,979
Dividends per common share	Nil	Nil
Diluted net loss per share	($0.162)	($0.081)

Pursuant to SEC Release No. 33-8567 “First-Time Application of International Financial Reporting Standards,” the Company is only required to include selected financial data prepared in compliance with IFRS extracted or derived from the financial statements for the years ended November 30, 2012 and 2011 (earlier periods are not required to be included).

Furthermore, pursuant to SEC Release No. 33-8879 “Acceptance of Foreign Private Issuers of Financial Statements Prepared in Accordance with International Reporting Standards Without Reconciliation to U.S. GAAP”, the Company includes selected financial data prepared in compliance with IFRS without reconciliation to U.S. GAAP.

NON-GAAP MEASURES

We disclose several financial measures in this Annual Report that do not have any standardized meaning prescribed by generally accepted accounting principles (referred to as “non-GAAP measures”) in the evaluation of operating and financial performance. These financial measures include operating netback, corporate netback and net debt. Operating netback, which is calculated as average unit sales prices less royalties and operating expenses, and corporate netback, which further deducts administrative and interest expense, represent net cash margin calculations for every barrel of oil equivalent sold. Net debt, which is current assets less current and other financial liabilities (e.g. note payable), is used to assess efficiency and financial strength. Our method of calculating these measures may differ from other companies and therefore may not be comparable with the calculation of a similar measure for other companies. We use these terms as an indicator of financial performance because such terms are often utilized by investors to evaluate junior producers in the oil and natural gas sector.

CHANGES IN ACCOUNTING POLICIES

Revenue recognition of petroleum and natural gas properties

Effective December 1, 2010, we adopted the following accounting policy to account for our petroleum and natural gas resource properties.

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

Related costs of goods sold are comprised of production, transportation and blending; and depletion, depreciation and amortization expenses. These amounts have been separately presented in the statements of loss and comprehensive loss.

Petroleum and natural gas properties

Effective December 1, 2010, we adopted the following accounting policy to account for our petroleum resource properties.

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

Depletion and depreciation of petroleum and natural gas properties

Effective December 1, 2010, we adopted the following accounting policy to account for our petroleum resource properties.

Depletion of petroleum and natural gas properties is provided using the unit-of-production method based on production volumes before royalties in relation to total estimated proved and probable reserves as determined annually by independent engineers and determined in accordance with National Instrument 51-101. Natural gas reserves and production are converted at the energy equivalent of six thousand cubic feet to one barrel of oil.

Calculations for depletion and depreciation of production equipment are based on total capitalized costs plus estimated future development costs of proved and probable reserves. The costs of acquiring and evaluating unproved properties are excluded from depletion calculations. These properties are assessed periodically to ascertain whether impairment has occurred. If there is objective evidence that the property is considered to be impaired, the carrying amount of the asset is reduced to its recoverable amount, with the amount of the loss recognized in profit or loss.

Ceiling Test

Effective December 1, 2010, we adopted the following accounting policy to account for our petroleum resource properties.

We review the carrying amount of our petroleum and natural gas properties relative to their recoverable amount at each annual balance sheet date or more frequently if circumstances or events indicate impairment may have occurred. The recoverable amount is calculated as the discounted cash flow from the properties using proved and probable reserves and expected future prices and costs. If the carrying amount of the properties exceeds their recoverable amount, an impairment loss is recognized equal to the amount by which the carrying amount of the properties exceeds their fair value. Fair value is calculated as the cash flow from those properties using proved and probable reserve and expected future prices and costs, discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money.

International Financial Reporting Standards

In February 2008, the Canadian Accounting Standards Board adopted a strategic plan, which includes the decision to move financial reporting for Canadian publicly accountable enterprises to a single set of globally accepted standards, IFRS, as issued by the International Accounting Standards Board. The effective implementation date of the conversion from Canadian GAAP to IFRS is December 1, 2011, with an effective transition date of December 1, 2010 for financial statements prepared on a comparative basis. The Company has prepared its financial statements in accordance with IFRS issued by the International Accounting Standards Board and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

Currency and Exchange Rates

Since June 1, 1970, the Government of Canada adopted a floating exchange rate to determine the value of the Canadian dollar as compared to the US dollar. On March 18, 2013, the exchange rate in effect for US dollars exchanged for Canadian dollars, expressed in terms of US dollars was $1.0223. This exchange rate is based on the noon buying rates of the Bank of Canada, as obtained from the website www.bankofcanada.ca.

For the past five fiscal years ended November 30, 2012, and for the six month period between September 1, 2012 and February 28, 2013, the following exchange rates were in effect for US dollars exchanged for Canadian dollars, calculated in the same manner as above:

Period	Average
Year ended November 30, 2008	$1.0469
Year ended November 30, 2009	$1.1565
Year ended November 30, 2010	$1.0345
Year ended November 30, 2011	$0.9879
Year ended November 30, 2012	$1.0023

Period	Low	High
Month ended September 30, 2012	$1.0099	$1.0299
Month ended October 31, 2012	$0.9996	$1.0243
Month ended November 30, 2012	$0.9972	$1.0074
Month ended December 31, 2012	$1.0048	$1.0162
Month ended January 31, 2013	$0.9923	$1.0164
Month ended February 28, 2013	$0.9723	$1.0040

B.	Capitalization and Indebtedness.

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds.

Not Applicable.

D.	Risk Factors.

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

We anticipate making substantial capital expenditures for the acquisition, exploration, development and production of oil and natural gas reserves in the future and if our revenues or reserves decline, we may not have access to the capital necessary to undertake or complete future drilling programs.

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

We incorporate additional information with respect to production and reserves which is either not generally included or prohibited under rules of the SEC and practices in the United States. We follow the Canadian practice of reporting gross production and reserve volumes; however, we also follow the United States practice of separately reporting these volumes on a net basis (after the deduction of royalties and similar payments). We also follow the Canadian practice of using forecast prices and costs when it estimates its reserves. However, we separately estimate our reserves using prices and costs held constant at the effective date of the reserve report in accordance with the Canadian reserve reporting requirements. These latter requirements are similar to the average constant pricing reserve methodology utilized in the United States.

We have included estimates of proved and proved plus probable reserves, as well as contingent resources in filings we have made with the SEC. However, the SEC has adopted revisions to its oil and gas reporting rules that, effective as of January 1, 2010, among other things, modified the standards to establish proved reserves and permit disclosure of probable and possible reserves under certain circumstances. However, it is likely that significant differences will remain between the reserve categories and reserve reporting generally under Canadian and U.S. securities laws and rules.

We manage a variety of projects in the conduct of our oil and gas business which contain numerous project risks.

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

We enter into hedging transactions that may or may not lead to financial benefit.

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

We may not be able to obtain necessary drilling equipment.

Oil and natural gas exploration and development activities are dependent on the availability of drilling and related equipment (typically leased from third parties) in the particular areas where such activities will be conducted. Demand for such limited equipment or access restrictions may affect the availability of such equipment to us and may delay exploration and development activities.

We are subject to extensive controls and regulations imposed by various levels of government, which may be amended from time to time.

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

We are subject to geo-political risks.

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

We are subject to evolving regulations related to climate change.

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

We are subject to environmental regulations pursuant to a variety of federal, provincial and local laws and regulations.

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

We are in a highly competitive industry with companies that have greater resources.

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

We cannot be certain that we have title to our assets.

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

Our properties are held in the form of licences and leases and working interests in licences and leases some of which could expire or terminate.

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

We may fail to realize anticipated benefits of acquisitions and dispositions.

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

We depend on other companies to operate our assets.

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

We have no history of producing metals from any of our properties as each of our properties is in the exploration stage. Advancing properties from exploration into the development stage requires significant capital and time, and successful commercial production from a property, if any, will be subject to completing positive feasibility studies, permitting and construction of the mine, processing plants and roads and other related works and infrastructure. As a result, we are subject to all the risks associated with developing and establishing new mining operations and business enterprises including:

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

General Risks Related to Our Business

We may be subject to aboriginal claims on our properties.

Aboriginal peoples have claimed aboriginal title and rights to portions of Canada. We are not aware that any claims have been made in respect of our properties and assets; however, if a claim arose and was successful such claim may have a material adverse effect on our business, financial condition, results of operations and prospects.

Passive Foreign Investment Company (“PFIC”) Status Has Possible Adverse Tax Consequences for U.S. Investors

Current holders of and potential investors in our common shares who are U.S. taxpayers should be aware that Alberta Star believes that it qualified as a passive foreign investment company (“PFIC”) for the tax year ended November 30, 2009 and during prior tax years and that no determination has been made regarding Alberta Star’s PFIC status for the tax years ended November 30, 2010, 2011 and 2012. If we are a PFIC for any year during a U.S. taxpayer’s holding period, then such U.S. taxpayers generally will be required to treat any so-called “excess distribution” received on our common shares, or any gain realized upon a disposition of common shares, as ordinary income and to pay an interest charge on a portion of such distributions or gain, unless the taxpayer makes a qualified electing fund (“QEF”) election or a mark-to-market election with respect to the shares of Alberta Star. In certain circumstances, the sum of the tax and the interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the taxpayer. A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of Alberta Star’s net capital gain and ordinary earnings for any year in which Alberta Star is a PFIC, whether or not we distribute any amounts to its shareholders. However, U.S. shareholders should be aware that there can be no assurance that Alberta Star will satisfy record keeping requirements that apply to a qualified electing fund, or that Alberta Star will supply U.S. shareholders with information that such U.S. shareholders require to report under the QEF election rules, in the event that Alberta Star is a PFIC and a U.S. shareholder wishes to make a QEF election. Thus, U.S. shareholders may not be able to make a QEF election with respect to their common shares. A U.S. taxpayer who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer’s basis therein. This paragraph is qualified in its entirety by the discussion below under the heading “Taxation—Certain United States Federal Income Tax Considerations.” Each U.S. taxpayer should consult his or her own tax advisor regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the PFIC rules and the acquisition, ownership, and disposition of our common shares.

We have a history of losses.

We have incurred losses in our business operations since inception, and we expect that we will continue to lose money for the foreseeable future. Since our incorporation on September 6, 1996 to November 30, 2012, we incurred losses determined under IFRS totalling $54,734,902. Failure to achieve and maintain profitability may adversely affect the market price of our common stock. There can be no assurance that we will achieve profitability in the future or at all.

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

Our current operating funds are less than necessary to complete exploration and begin production of our mineral claims, and therefore we will need to obtain additional financing in order to complete our business plan. As of November 30, 2012, we had $6,997,109 in cash on hand. Cash on hand at the date of filing this Annual Report is approximately $6,950,000.

Our business plan calls for significant expenses in connection with the exploration and development of our mineral claims. We will require additional financing in order to complete these activities. In addition, we will require additional financing to sustain our business operations if we are not successful in earning revenues once exploration is complete. We do not currently have any arrangements for financing and we can provide no assurance to investors that we will be able to find such financing if required.

The loss of key management personnel may adversely affect our business and results of operations.

The success of our operations and activities is dependent to a significant extent on the efforts and abilities of our management team, particularly our Chief Executive Officer (“CEO”), Stuart Rogers. Investors must be willing to rely to a significant extent on their discretion and judgment.

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

We are incorporated under the laws of the Province of Alberta, Canada. All of our directors and officers are residents of Canada, Belgium and Costa Rica, and all of our assets are located outside of the United States. Consequently, it may be difficult for United States investors to effect service of process within the United States upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”).

As a foreign private issuer, our shareholders may have less complete and timely data.

The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3 of the Exchange Act. Therefore, the Company is not required to file a Schedule 14A proxy statement in relation to the annual meeting of shareholders. The submission of proxy and annual meeting of shareholder information on Form 6-K may result in shareholders having less complete and timely information in connection with shareholder actions. The exemption from Section 16 rules regarding reports of beneficial ownership and purchases and sales of common shares by insiders and restrictions on insider trading in our securities may result in shareholders having less data and there being fewer restrictions on insiders’ activities in our securities.

We are subject to the volatility and uncertainty of recent market events and conditions

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

These disruptions in the current credit and financial markets have had a significant material adverse impact on a number of financial institutions and have limited access to capital and credit for many companies, including junior mining and oil and gas companies. These disruptions could, among other things, make it more difficult for the Company to obtain, or increase its cost of obtaining, capital and financing for its operations. Access to additional capital may not be available to the Company on terms acceptable to it, or at all. These factors could also have a material adverse effect on our financial condition and results of operations.

Further, as a result of on-going global financial conditions, numerous financial institutions have gone into bankruptcy or have been rescued by government authorities. As such, the Company is subject to the risk of loss of its deposits with financial institutions that hold the Company’s cash.

We may finance acquisitions through the issuance of debt.

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

We may not be able to manage our growth.

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

Our stock is a penny stock. The SEC has adopted Rule 15g-9 which generally defines "penny stock" to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and "accredited investors". The term "accredited investor" refers generally to the categories of investors that satisfies Rule 501(a) under the Securities Act. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC, which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in and limit the marketability of our common stock.

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

As at April 5, 2013, there are currently options outstanding to purchase an additional 1,575,000 common shares which upon exercise would result in a total of 22,978,979 common shares being issued and outstanding.

Our common stock is thinly traded.

The trading market for our shares is not always liquid. The market price of Alberta Star’s common shares has ranged from a high of $0.26 and a low of $0.17 during the twelve month period ended November 30, 2012. Although our shares trade on the TSX Venture Exchange (“TSX-V”), FINRA Over-the-Counter Bulletin Board (“OTCBB”) and the Frankfurt Exchange (“QLD”), the volume of shares traded at any one time can be limited, and, as a result, there may not be a liquid trading market for our shares.

ITEM 4. INFORMATION ON THE COMPANY.

A.	History and Development of the Company.

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

On or about August 6, 2010, we entered into an asset purchase agreement with Western Plains Petroleum Ltd. (“Western Plains”) under which we acquired an undivided 50% interest in the Lloydminster Alberta (“Lloydminster”) properties and the Landrose Saskatchewan (“Landrose”) properties. We further entered into a joint operating agreement with Nordic Oil & Gas Ltd. with respect to the Lloydminster Alberta property and a sub-participation agreement with Arctic Hunter Energy Inc. On or about August 26, 2010, we entered into a further oil and gas asset purchase with Western Plains pursuant to which we acquired an undivided 33.33% interest in thirteen (13) crown leases located in the Lloydminster heavy oil area of Alberta for a cash purchase price of $1.467 million, subject to usual industry adjustments.

These transactions resulted in our diversification into the oil and natural gas resource sector with revenue producing heavy oil and natural gas assets, in addition to our existing mineral property interests.

We did not expend any significant amounts during the year ended November 2012 exploring or developing our mineral properties, and intend to maintain but not further explore or develop these properties at the present time in order to focus on our oil and gas business.

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

B.	Business Overview.

We are a Canadian resource exploration and development company that identifies, acquires and finances oil and natural gas assets in Western Canada and advanced stage mineral exploration projects in North America. At present, our mineral properties are in the exploration stage and further exploration will be required before final evaluations as to the economic and legal feasibility can be determined. Our oil and gas properties are all non-operated interests with production focused on heavy oil. The oil and gas industry is subject to a number of unique conditions that affect our business operations which are described below. See "Cautionary Note Regarding Forward Looking Statements".

OIL AND GAS INDUSTRY CONDITIONS

Companies operating in the oil and natural gas industry are subject to extensive regulation and control of operations (including land tenure, exploration, development, production, refining, transportation, and marketing) as a result of legislation enacted by various levels of government and with respect to the pricing and taxation of oil and natural gas through agreements among the governments of Canada, Alberta and Saskatchewan, all of which should be carefully considered by investors in the oil and gas industry. It is not expected that any of these regulations or controls will affect our operations in a manner materially different than they will affect other oil and natural gas companies of similar size. All current legislation is a matter of public record and we are unable to predict what additional legislation or amendments may be enacted. Outlined below are some of the principal aspects of legislation, regulations and agreements governing the oil and gas industry.

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

Though crude oil prices remained stable during 2012, the price differential between heavy and light crude oil increased during the year primarily due to a transportation disruption resulting from the maintenance shut-down of a pipeline that carries Canadian crude oil to refineries in the US Midwest.

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

Climate Change Regulation

Federal

In December 2002, the Government of Canada ratified the Kyoto Protocol ("Kyoto Protocol"), which requires a reduction in greenhouse gas ("GHG") emissions by signatory countries between 2008 and 2012. The Kyoto Protocol officially came into force on February 16, 2005 and committed Canada to reduce its greenhouse gas emissions levels to 6% below 1990 "business-as-usual" levels by 2012.

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

On April 26, 2007, the Government of Canada released "Turning the Corner: An Action Plan to Reduce Greenhouse Gases and Air Pollution" (the "Action Plan") which set forth a plan for regulations to address both greenhouse gases and air pollution. An update to the Action Plan, "Turning the Corner: Regulatory Framework for Industrial Greenhouse Gas Emissions" was released on March 10, 2008 (the "Updated Action Plan"). The Updated Action Plan outlines emissions intensity-based targets which will be applied to regulated sectors on either a facility-specific, sector-wide or company-by-company basis. Facility-specific targets apply to the upstream oil and gas, oil sands, petroleum refining and natural gas pipelines sectors. Unless a minimum regulatory threshold applies, all facilities within a regulated sector will be subject to the emissions intensity targets. Although the intention was for draft regulations for the implementation of the Updated Action Plan to become binding on January 1, 2010, the only regulations announced pertain to carbon dioxide emissions from coal-fired generation of electricity (which regulations were finalized in the summer of 2012). Further, representatives of the Government of Canada have indicated that the proposals contained in the Updated Action Plan will be modified to ensure consistency with the direction ultimately taken by the United States with respect to GHG emissions regulation. As a result, it is unclear to what extent implementation of the proposals contained in the Updated Action Plan will occur.

On December 23, 2010, the United States Environmental Protection Agency indicated its intention to impose greenhouse gas emissions standards for fossil fuel-fired power plants by specifying that it would issue final regulations by May 26, 2012 and, with respect to refineries, specifying that it will issue proposed regulations by December 10, 2011 and finalized regulations by November 10, 2012. The EPA did not meet the December 10, 2011 or November 10, 2012 deadline nor did it specify a new deadline for issuing the standards. It is expected that these standards will not be issued until after the EPA completes proposed GHG performance standards for the power sector, with strict greenhouse gas emission standards on new power plants being proposed in March 2012. While it is expected that this rule could encourage building new natural gas power plants rather than coal plants, the actual effect of the new rule is not yet readily quantifiable.

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

The CCEMA contains similar compliance mechanisms as the Updated Action Plan. Regulated emitters can meet their emissions intensity targets by contributing to the Climate Change and Emissions Management Fund (the "Fund") at a rate of $15 per tonne of carbon dioxide CO2 equivalent. Unlike the Updated Action Plan, CCEMA contains no provisions for an increase to this contribution rate. Emissions credits can be purchased from regulated emitters that have reduced their emissions below the 100,000 tonne threshold or non-regulated emitters that have generated emissions offsets through activities that result in emissions reductions in accordance with established protocols published by the Government of Alberta.

On December 2, 2010, the Government of Alberta passed the Carbon Capture and Storage Statutes Amendment Act, 2010, which deemed the pore space underlying all land in Alberta to be, and to have always been, the property of the Crown and provided for the assumption of long-term liability for carbon sequestration projects by the Crown, subject to the satisfaction of certain conditions. As at our year end, fiscal 2012, we did not have an interest in any facilities in Alberta that emit more than 100,000 tonnes of carbon dioxide equivalent per year.

Saskatchewan

On May 11, 2009, the Government of Saskatchewan announced The Management and Reduction of Greenhouse Gases Act (the "MRGGA") to regulate greenhouse gas emissions in the province. The MRGGA received Royal Assent on May 20, 2010 and will come into force on proclamation. Regulations under the MRGGA have also yet to be proclaimed, but draft versions indicate that Saskatchewan will adopt the goal of a 20% reduction in greenhouse gas emissions from 2006 levels by 2020.

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

During the year ended November 30, 2010, we diversified into the oil and natural gas resource sector with the acquisition of revenue producing resource assets to complement our existing mineral exploration interests that also provide us with a reputable working interest partner for future expansion in the oil and natural gas resource sector. We are now a heavy oil producer.

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

The reclamation plan for any property is site specific. In general, the reclamation plan consists of ensuring that the physical structures that remain do not impose a long-term hazard to public health and safety and the environment, which includes ensuring that the land and watercourses are returned to a safe and environmentally sound state. We do not anticipate incurring any significant reclamation costs in connection with our other mineral property interests.

Seasonality

The prevailing climate in the Northwest Territories is severe, with extremely cold and dark winters and short warm summers. Programs typically are completed between the end of spring thaw and fall/winter freeze-up. Programs are suspended throughout the winter due to harsh conditions and remote locations.

C.	Organizational Structure.

We are not part of a group, nor do we hold any subsidiary companies.

D.	Property, Plant and Equipment.

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

Lloydminster Alberta

Maidstone

Maidstone

Landrose

Lloydminster Nordic, Alberta

Hillmond

Alberta

Western Plains Properties Lloydminster

The Western Plains Properties - Lloydminster are located in close proximity to the city of Lloydminster in east central Alberta and include 10 LSD’s in Township 49 Range 1W4, LSD 13-12-50-03W4 and LSD 7-36-48-4W4 comprising 440 gross (220 net acres) acres of land with 1 producing and 5 shut-in heavy oil wells.

The active well produces medium-heavy crude from the Sparky formation, which on a combined basis produced at an average rate of 10 bbls/day (5 bbls/day gross company share) during the past year. Oil is transported by a tanker truck to the terminal Lloydminster Blackfoot battery facility and then to the Husky upgrader and pipeline system.

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

Western Plains Nordic - Blackfoot Properties

The Western Plains Nordic-Blackfoot property is comprised of 26 LSD’s of land located in close proximity to the city of Lloydminster in east central Alberta in Township 50 Ranges 1 and 2W4. When the Company acquired the property in August 2010, it contained 9 active wells and 5 standing cased (drilled and cased but not completed) wells. The active wells produce medium-heavy crude from the Sparky formation. During the past year, the property produced at an average rate of 99 bbls/day (33 bbls/day gross company share) from various wells of which produced intermittently during the period. Oil is transported by a tanker truck to the terminal at the Lloydminster Blackfoot battery facility and then to Husky upgrader and pipeline system for shipment to refineries in the United States Midwest.

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

Work on the Property

No significant work was done on these properties during the year.

Saskatchewan

Landrose

The Landrose property is located in close proximity to the city of Lloydminster in west central Saskatchewan and includes various interests in a total of 5 active oil wells located in Section 06 of Township 50-25-W3M. During the past year, the Company drilled and completed 1 well in section 6-12-50-26W3. Further, the Company acquired the shut-in well 22/13-06-050-25W3 and 40 acre spacing unit and performed a successful work-over on and re-establishing production from the well.

The wells in section 06-050-25W3 produce from the McLaren and Waseca formations. Total gross production from the wells was 21,009 barrels of medium heavy crude oil (57 bopd) during the past year. Oil is transported by a tanker truck to the Blackfoot or Marwain battery’s and then to the terminal Lloydminster Husky upgrader and pipeline system. Western Plains is the property operator. Production is subject to 4th tier Crown Royalties. A detailed description of the wells and interests is presented in Table 2.

Acquisition and Ownership

We acquired our interest in this property on or about August 6, 2010 under the Western Plains Agreement and subsequently entered into a sub-participation agreement with Arctic Hunter dated October 15, 2010. Under the agreement, Arctic Hunter had agreed to participate with us in two test wells. Under the agreement, Arctic Hunter paid 100% of our share of the cost to drill, complete and equip or abandon the test wells to earn a (50% net to Alberta Star) before payout (BPO) working interest (W.I.) of 50%, reserving to Alberta Star a convertible overriding royalty of 10% until payout. After payout, we have the option to either convert the gross overriding royalty to a 50% working interest (25% net to Alberta Star) in the test well spacing units or remain in a gross overriding royalty position. One of the test wells paid out within the first year of production and we elected to convert the override to a working interest position in those wells/spacing units. .

On November 18, 2011, the Company entered into another sub-participation agreement with Arctic Hunter. Under the agreement, Arctic Hunter agreed to participate with the Company in the drilling of one test well. Arctic Hunter must pay 50% of the Company’s share of the cost to drill, complete and equip or abandon the test well to earn a 25% working interest in the well.

We currently hold a GORR interest in 1 well, 25% WI in 2 wells and 50% working interests in two oil wells in section 6 and 25% WI in 1 well at 6-12-050-26W3.

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

Maidstone

The Maidstone property is located in close proximity to the city of Lloydminster in west central Saskatchewan in township 01-48-24-W3. As of November 30, 2012, the property consisted of 4 active oil wells with Alberta Star having a 50% working interest in 160 acres of land in this area. Current production is approximately 15 bopd (8 bopd gross company share) from 2 active wells which produce medium-heavy oil from the McLaren/Waseca formations. Oil is transported by a tanker truck to the Blackfoot or Marwain Battery and then to the Lloydminster Husky upgrader and pipeline system.

Acquisition and Ownership

We acquired our interest in this property on or about August 6, 2010 under the Western Plains Agreement.

Production

Total production from the 12 wells in the area currently averages 103 bbl/d and is expected to gradually decline to each well’s economic limit.

Dee Valley

The Dee Valley property is located in close proximity to the city of Lloydminster in west central Saskatchewan in township 32-48-22-W3. As of November 30, 2012, the property consisted of 1 well completed in the Waseca formation and is currently shut-in.

Hillmond

The Hillmond property is located in close proximity to the city of Lloydminster in east central Saskatchewan in township 06-51-25-W3. As of November 30, 2012, the property consisted of 1 Sparky formation oil well with Alberta Star having a 50% working interest in 40.25 acres of land in this area. The single well produced medium-heavy oil from the Sparky formations on an intermittent basis during the past year and is currently shut in. A detailed description of the wells and interests is presented in Table 2.

Non-Operating (Shut in) Wells

The Company also holds a 50% working interest in 4 properties (Celtic, Neilburg, Aberfelty and Lashburn which contain 5 wells, all of which are non-producing or shut in.

Wells

As at November 30, 2012, we had an interest in 12 gross (4.92 net) producing and 29 gross (11.83 net) non producing oil and natural gas well/entities and 0 gross (0 net) service wells as follows:

Table 1
Location	PRODUCING				NON-PRODUCING				SERVICE WELLS
	Oil		Natural Gas		Oil		Natural Gas
	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)
Alberta	3	1.17	0	0	18	6.83	0	0	0	0
Saskatchewan	9	3.75	0	0	11	5.00	0	0	0	0
TOTAL	12	4.92	0	0	29	11.83	0	0	0	0

A detailed description of the wells and interests are set out below.

Well #	Property	Well UWID	Zone Produced	Interest Held
1	Western Plains	00/05-20-049-01W4M/0	Sparky	50% WI
2	Western Plains	02/12-20-049-01W4M/0	Lloydminster	50% WI
3	Western Plains	02/12-22-049-01W4M/0	Sparky	50% WI
4	Western Plains	00/16-22-049-01W4M/0	Sparky	50% WI
5	Western Plains	02/07-36-048-04W4M/0	Sparky	50% WI
6	Western Plains	00/13-12-050-03W4M/0	Sparky	50% WI

1	Blackfoot	02/10-22-050-02W4M/0	Lloydminster	33 1/3% WI
2	Blackfoot	00/09-22-050-02W4M/0	Sparky	33 1/3% WI
3	Blackfoot	00/12-14-050-02W4M/0	Sparky	33 1/3% WI
4	Blackfoot	02/12-14-050-02W4M/0	Sparky	33 1/3% WI
5	Blackfoot	00/13-14-050-02W4M/0	Sparky	33 1/3% WI
6	Blackfoot	00/16-06-050-01W4M/0	Sparky	33 1/3% WI
7	Blackfoot	02/10-22-050-0-W4M/0	Sparky	33 1/3% WI
8	Blackfoot	02/15-14-050-02W4M/0	Sparky	33 1/3% WI
9	Blackfoot	00/15-06-050-01W4M/0	Sparky	33 1/3% WI
10	Blackfoot	03/12-14-050-02W4M/0	Sparky	33 1/3% WI
11	Blackfoot	00/04-24-050-02W4M/0	Sparky	33 1/3% WI
12	Blackfoot	00/10-06-050-01W4M/0	Sparky	33 1/3% WI
13	Blackfoot	00/06-24-050-02W4M/0	Sparky	33 1/3% WI
14	Blackfoot	02/03-11-050-02W4M/0	Sparky	33 1/3% WI
15	Blackfoot	03/03-11-050-02W4M/0	Sparky	33 1/3% WI

1	Landrose	31/05-06-050-25W3M/0	McLaren	50% WI
2	Landrose	31/06-06-050-25W3M/0	McLaren	50% WI
3	Landrose	31/11-06-050-25W3M/0	McLaren	10% GORR/ Conv. to 25% WI
4	Landrose	31/12-06-050-25W3M/0	McLaren	25% WI
5	Landrose	22/13-06-050-25W3M/0	McLaren	50% WI
6	Landrose	31/13-06-050-25W3M/0	McLaren	50%WI (Drilled March 2012)
7	Landrose	31/14-06-050-25W3M/0	McLaren	25% WI
8	Landrose	11/16-06-050-25W3M/0	McLaren	50% WI
9	Landrose	11/06-12-050-26W3M/0	Lloydminster	25% WI

1	Maidstone	11/10-01-048-24W3M/0	Sparky	50% WI
2	Maidstone	11/15-01-048-24W3M/0	Sparky	50% WI
3	Maidstone	11/16-01-048-24W3M/0	Sparky	50% WI
4	Maidstone	11/09-01-048-24W3M/0	Sparky	50% WI

	Dee Valley	14-32-048-22 W3M	Sparky	50% WI

	Hillmond	13-06-051-25 W3M	Sparky	50% WI

	Celtic	01-06-052-23 W3M	Sparky	50% WI

	Neilburg	02-18-045-25 W3M	Sparky	50% WI

	Aberfelty	16-12-050-27 W3M	Sparky	50% WI

	Lashburn NW	13-045-25 W3M	Sparky	50% WI
	Lashburn NE	13-045-25 W3M	Sparky	50% WI

Acres

As at November 2012, we had the following developed and undeveloped gross and nets acres:

	Gross Developed Acres	Net Developed Acres	Gross Un-Developed Acres	Net Un-Developed Acres
Saskatchewan	3083.9	1271.4	1383.8	678.3
Alberta	4902.6	1949.7	1739.6	842.6
TOTAL	7986.5	3221.1	3123.4	1520.9

Forward Contracts

We may use certain financial instruments to hedge our exposure to commodity price fluctuations on a portion of our crude oil and natural gas production, however we do not currently have any hedging transactions.

Additional Information Concerning Abandonment and Reclamation Costs

We estimate the costs associated with well abandonment and reclamation cost for surface leases, wells, facility and pipeline based on our previous experience, current regulations, costs, technology and industry standards. We expect to incur abandonment and reclamation costs on 12 gross wells (4.92 net), including 0 net non-producing and 0 net service wells. Our share of the expected total abandonment and reclamation costs for wells with assigned reserves, non-producing and service wells and facilities, net of salvage value are summarized, without discount and using a discount rate of 10%, in the following table:

See: Statement of Reserve Data and other Oil and Gas Information and “Cautionary Note Regarding Forward Looking Statements”.

Category	Constant Pricing (M$)
	Proved 0%	Proved 10%	Proved Plus Probable 0%	Proved Plus Probable NPV 10%
Wells with reserves assigned(1)	154.6	119.3	167.3	115.3
Wells with no reserves assigned and facilities(2)	0	0	0	0
Total abandonment and reclamation cost provision	154.6	119.3	167.3	115.3
Portion forecast to be paid during the next three years	110.9	89.6	39.0	32.4

Notes:

(1)	Abandonment and reclamation costs were estimated by Petrotech and included in the Petrotech Report for all wells assigned reserves.
(2)

We estimated the timing and the costs associated with the abandonment and reclamation for wells with no reserves assigned and for facilities. This represents the total abandonment and reclamation costs that were not deducted in computing future net revenue.

Properties With No Attributed Reserves (Undeveloped Acreage)

We do not have any properties with no attributed reserves.

There are no costs or work commitments associated with our non-producing properties except for annual lease rental payments and abandonment costs.

See “Statement of Reserve Data and other Gas and Oil Information”.

Tax Horizon

As of November 30, 2012, we had estimated income tax deductions of approximately $18,809,782 available to reduce future taxable income. We did not incur current income taxes in 2012.

Costs Incurred

The following table summarizes our oil and gas property acquisition costs, exploration costs and development costs (before property dispositions) incurred during the financial year ended November 30, 2012:

Nature of Cost	Property Acquisitions and Capital Expenditures
Amount (M$)
Property Acquisition Costs
Proved	0
Unproved	0
Exploration Costs	8.006
Development Costs	422.605
Total	430.611

Exploration and Development Activities

The following table summarizes the results of oil and gas exploration and development activities in Canada during the financial years ended November 30, 2012, 2011 and 2010:

	2010		2011		2012
Wells Completed in Canada	Gross	Net	Gross	Net	Gross	Net
Development
Oil	Nil	Nil	6	2.83	2	0.75
Unsuccessful	Nil	Nil	Nil	Nil	Nil	Nil
Service	Nil	Nil	Nil	Nil	Nil	Nil
Exploratory
Oil	Nil	Nil	Nil	Nil	Nil	Nil
Unsuccessful	Nil	Nil	Nil	Nil	Nil	Nil
Service	Nil	Nil	Nil	Nil	Nil	Nil
Total	Nil	Nil	6	2.83	2	0.75

The Company drilled 2 wells and completed several work overs in 2012. We do not plan to spend any significant funds on exploration and development of our oil assets in 2013. See "Cautionary Note Regarding Forward Looking Statements".

Production History

The following table summarizes our share of average daily production in Canada, before deduction of royalties, for the periods indicated:

Product	2012
	Year	Q4	Q3	Q2	Q1
Heavy Oil (Bbl/d)	2012	84	107	124	96
Total (BOE/d)	2012	84	107	124	96
Product	2011
	Year	Q4	Q3	Q2	Q1
Heavy Oil (Bbl/d)	2011	113	97	86	91
Total (BOE/d)	2011	113	97	86	91
Product	2010
	Year	Q4	Q3	Q2	Q1
Heavy Oil (Bbl/d)	2010	55	23	-	-
Total (BOE/d)	2010	55	23	-	-

Note:
Natural gas volume includes associated, non-associated and solution gas.

Netback History

The following table sets forth information respecting average net product prices received, royalties paid, production expenses and operating netbacks received by us in respect of our Canadian production for the periods indicated.

Category		2012
	Year	Q4	Q3	Q2	Q1
Selling Prices
Heavy Oil ($/Bbl)	2012	67.64	58.30	60.13	73.91
Royalties
Heavy Oil ($/Bbl)	2012	12.25	12.04	13.44	15.73
Production Expenses(1)
Heavy Oil ($/Bbl)	2012	31.23	23.71	29.44	35.78
Operating Netbacks
Heavy Oil ($/Bbl)	2012	24.16	22.58	17.25	22.40
Total (BOE/d)		84	107	124	96

Category		2011
	Year	Q4	Q3	Q2	Q1
Selling Prices
Heavy Oil ($/Bbl)	2011	68.50	59.21	71.21	58.97
Royalties
Heavy Oil ($/Bbl)	2011	13.51	10.86	13.18	10.23
Production Expenses(1)
Heavy Oil ($/Bbl)	2011	24.44	27.31	21.27	25.50
Operating Netbacks
Heavy Oil ($/Bbl)	2011	30.59	21.64	37.69	27.02
Total (BOE/d)		113	97	86	91

Category		2010
	Year	Q4	Q3
Selling Prices
Heavy Oil ($/Bbl)	2010	64.39	56.83
Royalties
Heavy Oil ($/Bbl)	2010	6.75	7.78
Production Expenses(2)
Heavy Oil ($/Bbl)	2010	43.64	29.22
Operating Netbacks
Heavy Oil ($/Bbl)	2010	$14.00	$18.83
Total (BOE/d)		55	23

Notes:

(1)

Production expenses include petroleum and surface lease rentals, transportation costs, property taxes and expenses related to the operation and maintenance of wells, production facilities and gathering systems.

Production Volume by Field

The following table discloses for each important field, and in total, our approximate production volumes for the financial year ended November 30, 2012 for each product type:

Field	Heavy Oil (Bbl/d)

Alberta
Lloydminster	38
Total Alberta	38
Saskatchewan
Landrose	57
Maidstone	8
Other
Total Saskatchewan	65
Total	103

Note:
Includes associated, non-associated and solution gas and coalbed methane.

STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION

As a Canadian issuer, our management and directors are required to prepare information with respect to our oil and gas activities in accordance with applicable securities regulatory requirements in Canada under Canadian National Instrument 51 101 – Standards of Disclosure for Oil and Gas Activities (“NI 51-101”). This information includes reserves data, which are estimates of proved reserves and probable reserves and related future net revenue as at November 30, 2012, estimated using constant prices and costs. In compliance with these requirements, management and directors have prepared a report on oil and gas disclosure on Form 51-101F3 and have engaged Petrotech Engineering Ltd. ("Petrotech") as an independent qualified reserves evaluator, to a report evaluating our reserves data entitled “Evaluation of the Interests of Alberta Star Development Corp. Lloydminster Area of Alberta & Saskatchewan (Effective Date November 30, 2012)” (the “Petrotech Report”), effective November 30, 2012, and dated March 19, 2013. Both reports have been filed with securities regulatory authorities in Canada and with the SEC on Form 6-K.

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

The statement of reserves data and other oil and gas information set forth below (the "Statement") is dated March 19, 2013. The effective date of the Statement is November 30, 2012 and the preparation date of the Statement is March 19, 2013.

Disclosure of Reserves Data

The reserves data set forth below (the "Reserves Data") is based upon an evaluation by Petrotech with an effective date of November 30, 2012 contained in a report of Petrotech dated March 19, 2013 (the "Petrotech Report"). The Reserves Data the proved and probable reserves attributable to our oil and gas properties and the net present value of estimated future cash flow from such reserves, based on constant price and cost assumptions. We engaged Petrotech to provide an evaluation of proved and proved plus probable reserves and no attempt was made to evaluate possible reserves. Except as noted already, the Reserves Data conforms with the requirements of Rule 4-10(a) of Regulation S-X. Additional information not required by Rule 4-10(a) has been presented to provide continuity and additional information which we believe is important to the readers of this information.

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

See: Risk Factors “Reserve Estimates” and “Cautionary Note Regarding Forward Looking Statements”.

In certain of the tables set forth below, the columns may not add due to rounding.

SUMMARY OF OIL AND GAS RESERVES as of November 30, 2012 CONSTANT PRICES AND COSTS
Reserves Category	Reserves
	Light and Medium Oil		Heavy Oil		Natural Gas(1)		Natural Gas Liquids		Coalbed Methane
	Gross (MSTB)	Net (MSTB)	Gross (MSTB)	Net (MSTB)	Gross (MMscf)	Net (MMscf)	Gross (Mbbl)	Net (Mbbl)	Gross (MMscf)	Net (MMscf)
PROVED
Developed Producing	0	0	35.5	33.1	0	0	0	0	0	0
Developed Non-Producing	0	0	0	0	0	0	0	0	0	0
Undeveloped	0	0	0	0	0	0	0	0	0	0
TOTAL PROVED	0	0	35.5	33.1	0	0	0	0	0	0
PROBABLE Developed	0	0	21.9	19.8	0	0	0	0	0	0
TOTAL PROVED PLUS PROBABLE	0	0	57.4	52.9	0	0	0	0	0	0

Note: Natural gas volumes include associated, non-associated and solution gas but not coalbed methane.
SUMMARY OF NET PRESENT VALUES OF FUTURE NET REVENUE as of November 30, 2012
Reserves Category	Net Present Values of Future Net Revenue
	Before Income Tax Discounted at					After Income Tax Discounted at
	0%/yr $M	5%/yr. $M	10%/yr. $M	15%/yr. $M	20%/yr. $M	0%/yr $M	5%/yr. $M	10%/yr. $M	15%/yr. $M	20%/yr. $M

PROVED
Developed Producing	812.3	751.6	698.5	651.3	609.5	812.3	751.6	698.5	651.3	609.5

Developed Non-Producing	0	0	0	0	0	0	0	0	0	0
Undeveloped	0	0	0	0	0	0	0	0	0	0
TOTAL PROVED	812.3	751.6	698.5	651.3	609.5	812.3	751.6	698.5	651.3	609.5
TOTAL PROBABLE	756.7	663.0	585.7	521.6	467.7	756.7	663.0	585.7	521.6	467.7
TOTAL PROVED + PROBABLE	1,569.0	1,414.6	1,284.2	1,172.9	1,077.2		1,414.6	1,284.2	1,172.9	1,077.2

TOTAL FUTURE NET REVENUE (UNDISCOUNTED) As of November 30, 2012 CONSTANT PRICES AND COSTS
Reserves Category	Revenue (M$)	Royalties (M$)	Operating Costs (M$)	Development Costs (M$)	Well Abandonment Reclamation and Costs (M$)	Future Net Revenue Before Income Taxes (M$)	Future Income Taxes and Expenses (M$)	Future Net Revenue After Deducting Income Taxes (M$)
PROVED
Developed
Producing	2,308.4	260.3	1,081.3	0	154.6	812.2	0	812.6
Developed
Non-Producing	0	0	0	0	0	0	0	0
Undeveloped	0	0	0	0	0	0	0	0
TOTAL PROVED	2,308.4	260.3	1,081.3	0	154.6	812.2	0	812.6
Probable	1,424.3	188.0	466.6	0	12.7	756.9	0	756.9
TOTAL PROVED PLUS PROBABLE	3,732.7	448.3	1,547.9	0	167.3	1,569.1	0	1,569.1

FUTURE NET REVENUE BY PRODUCTION GROUP as of November 30, 2012 CONSTANT PRICES AND COSTS
RESERVES CATEGORY	PRODUCTION GROUP	FUTURE NET REVENUE BEFORE INCOME TAXES (discounted at 10%/year) (M$)	FUTURE NET REVENUE BEFORE INCOME TAXES (discounted at 10%/year) ($/MCF) ($/BBL)
PROVED	Light and Medium Oil (including solution gas and associated by products)	0	0
	Heavy Oil (including solution gas and other associated by products)	698.5	19.68
	Natural Gas (including associated by-products but excluding solution gas and by-products from oil wells)	0	0
	Coalbed Methane (including associated by-products)	0	0
	Non-Conventional Oil & Gas Activities (excluding coalbed methane)	0	0
	Total	698.5	19.68
PROVED PLUS PROBABLE	Light and Medium Oil (including solution gas and associated by products)	0	0
	Heavy Oil (including solution gas and associated by-products)	1,284.2	22.37
	Natural Gas (including associated by-products but excluding solution gas and by-products from oil wells)	0	0
	Coalbed Methane (including associated by-products)	0	0
	Non-Conventional Oil & Gas Activities (excluding coalbed methane)	0	0
	Total	1,284.2	22.37

PRICING ASSUMPTIONS

Petrotech employed the following pricing, exchange rate and inflation rate assumptions in estimating our reserves data using forecast prices and costs as of January 1, 2012.

	Inflation	Heavy Crude Oil Proxy (12° API) at Hardisty Then Current	Heavy Crude Oil Proxy (12° API) at Hardisty Then Current	Heavy Crude Oil Proxy (12° API) at Hardisty Then Current
Year	%	$Cdn/bbl	$Cdn/bbl	$Cdn/bbl
2008	0	74.94	74.94	74.94
2009	0	54.46	54.46	54.46
2010	0	60.76	60.76	60.76
2011	0	67.64	67.64	67.64
2012	0	63.87
			Lloydminster	Maidstone
Q1 2013	0	55.10	68.26	64.94
Q2 2013	0	61.39	68.26	64.94
Q3 2013	0	62.66	68.26	64.94
Q4 2013	0	64.54	68.26	64.94
2013	0	62.27	68.26	64.94
2014	0	70.70	68.26	64.94
2015	0	74.51	68.26	64.94
2016	0	74.51	68.26	64.94
2017	0	74.51	68.26	64.94

Notes:

[1]	Adjusted based on average Alberta price received by Alberta Star for 2012
[2]	Adjusted based on average Saskatchewan price received by Alberta Star for 2012

Our weighted average realized sales price for heavy oil during the fiscal year ended November 30, 2012 were $68.26 /bbl for the Lloydminster Field in Alberta and $64.94/bbl for the Maidstone Field in Saskatchewan.

Reserves Reconciliation

The following tables set forth a reconciliation of our total gross proved, probable and proved plus probable reserves as at November 30, 2012 against such reserves as at November 30, 2011 based on constant price and cost assumptions:

	LIGHT AND MEDIUM OIL			HEAVY OIL			NATURAL GAS(1)
FACTORS	Gross Proved (Mbbl)	Gross Probable (Mbbl)	Gross Proved Plus Probable (Mbbl)	Gross Proved (Mbbl)	Gross Probable (Mbbl)	Gross Proved Plus Probable (Mbbl)	Gross Proved (MMcf)	Gross Probable (MMcf)	Gross Proved Plus Probable (MMcf)
November 30, 2011	0	0	0	16	5	21	0	0	0
Acquisitions				0	0	0
Discoveries	0	0	0	0	0	0	0	0	0
Dispositions	0	0	0	0	0	0	0	0	0
Extensions and Improved Recovery	0	0	0	57.1	16.9	74.0	0	0	0
Technical Revisions(2)	0	0	0	0	0	0	0	0	0
Economic Factors	0	0	0	0	0	0	0	0	0
Gross Production	0	0	0	(37.6)	0	(37.6)	0	0	0
November 30, 2012	0	0	0	35.5	21.9	57.4	0	0	0

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

The following provides the gross volumes of proved undeveloped reserves and probable undeveloped reserves that were first attributed and booked in each of our most recent three financial years ending on the date of the Petrotech Report, and in the aggregate, before that time:

TOTAL CORPORATION
TIME PERIOD	LIGHT AND MEDIUM OIL (Mbbl)				HEAVY OIL (Mbbl)				NATURAL GAS LIQUIDS (Mbbl)				NATURAL GAS (Mmcf)				COAL BED METHANE (Mmcf)
	PROVED		PROBABLE		PROVED		PROBABLE		PROVED		PROBABLE		PROVED		PROBABLE		PROVED		PROBABLE
	A*	B*	A*	B*	A*	B*	A*	B*	A*	B*	A*	B*	A*	B*	A*	B*	A*	B*	A*	B*
2012	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2011	0	0	0	0	19.6	0	18.8	0	0	0	0	0	0	0	0	0	0	0	0	0
2010	0	0	0	0	47	47	343	343	0	0	0	0	0	0	0	0	0	0	0	0
Prior to 2010	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0

Notes:

“A*” - First Attributed
“B*” - Booked

During the fiscal year ended November 30, 2012, proved undeveloped reserves decreased by 19.6 Mbbl to nil, with all 19.6 Mbbl going from undeveloped reserves to developed reserves. The Company had capital expenditures of $nil in the fiscal year ended November 30, 2012 related to the conversion of proved undeveloped reserves to developed reserves.

Production Estimates

The following tables disclose the estimated average daily production for 2012 for each product type associated with the first year of the gross proved reserves and gross probable reserves reported in the Petrotech Report effective November 30, 2012, based on constant prices and costs:

Corporation	Light/Medium Oil (Bbl/d)	Heavy Oil (Bbl/d)	Natural Gas(1) (Mcf/d)	Natural Gas Liquids (Bbl/d)	Coal-Bed Methane (Mcf/d)	Combined (BOE/d)
Proved
Developed Producing	-	44	-	-	-	44
Developed Non-Producing and	-	-	-	-	-	-
Undeveloped
Total Proved	-	44	-	-	-	44
Probable	-	36	-	-	-	36
Total Proved Plus Probable	-	80	-	-	-	80

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

See: “Risk Factors – Reserve Estimates” and “Cautionary Notes Regarding Forward Looking Statements”.

Controls over Reserve Estimates

Our policies and practices regarding internal controls over the recording of reserves are structured to objectively and accurately estimate our oil and gas reserves quantities and present values in compliance with the SEC’s regulations. Compliance in reserves bookings is the responsibility of our Board of Directors. Our controls over reserve estimates included retaining Petrotech as our independent petroleum and geological engineering firm. We provided information about our oil and gas properties, including production profiles, prices and costs, to Petrotech and they prepare their own estimates of the reserves attributable to our properties. All of the information regarding reserves in this Annual Report is derived from the Technical Report prepared by Petrotech. The Board of Directors meets with management, including the Chief Operating Officer to discuss matters and policies including those related to reserves.

There are numerous uncertainties inherent in estimating quantities of proved reserves, including many factors beyond our control or the control of the reserve engineers. Reserve engineering is a subjective process of estimating underground accumulations of oil and gas that cannot be measured in an exact manner. The accuracy of any reserve or cash flow estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Estimates by different engineers often vary, sometimes significantly. In addition, physical factors, such as the results of drilling, testing and production subsequent to the date of an estimate, as well as economic factors, such as an increase or decrease in product prices that renders production of such reserves more or less economic, may justify revision of such estimates. Accordingly, reserve estimates could be different from the quantities of oil and gas that are ultimately recovered.

Estimated reserves shown for the producing properties have been projected on the basis of the extrapolation of performance data. All of the completions have extensive production histories and provide substantial data with respect to performance trends. In some cases the information suggests that recent well intervention work has been performed. In such cases we have considered prior historical performance in estimating future reserves.

Technologies used to determine Proved Reserve Estimate

A variety of methodologies are used by Petrotech to determine our proved reserve estimates. These methodologies are consistent with the requirements of the Canadian Oil and Gas Evaluation Handbook (the “COGE Handbook”) prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society). These COGE requires that reserves be assigned only to known hydrocarbon accumulations that have been penetrated by a well bore. Confirmation of a hydrocarbon accumulation is done by a production or formation test. The process of reserve estimation falls into three broad methodologies: volumetric, material balance and decline analysis. Volumetric methods involve the calculation of reservoir rock volume, the hydrocarbons in place in that rock volume, and the estimation of the portion of the hydrocarbons in place that ultimately will be recovered. Material balance methods of reserves estimation involve the analysis of pressure behavior as reservoir fluids are withdrawn. Production decline analysis methods of reserves estimation involve the analysis of production behavior as reservoir fluids are withdrawn.

The principal methodologies employed for estimation of our reserves are decline curve analysis, volumetric, material balance, advance production type curve matching, petro-physics/log analysis and analogy. Some combination of these methods is used to determine reserve estimates in substantially all of our fields.

Future Development Costs

The following table outlines development costs deducted in the estimation of future net revenue attributable to proved reserves and proved plus probable reserves using constant prices and costs:

Year	Canada
	Proved Reserves (M$)	Proved Plus Probable Reserves (M$)
2012	nil	nil
2013	nil	nil
2014	nil	nil
2015	nil	nil
Remaining Years	nil	nil
Total Undiscounted	nil	nil

We do not plan to spend any significant funds on exploration and development of our oil assets in 2013.

We estimate that our internally generated cash flow is sufficient to fund any future development costs. We typically have available three sources of funding to finance our capital expenditure program: internally generated cash flow from operating activities, debt financing when appropriate and the issuance of equity, if available on favourable terms. See: “Cautionary Notes Regarding Forward Looking Statements”.

Mineral Properties

We are engaged in the acquisition and exploration of mineral property interests in Canada, and specifically hold all of our current mineral property interests within the Northwest Territories, Canada (Figures 1 and 2). What follows is a description of our current and former properties, including information on expenses for the years ended November 30, 2012, and, if applicable, November 30, 2011 and 2010. We are not planning to complete any exploration work on our mineral properties in the upcoming fiscal year.

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
Aslak Thrust-fold Belt
Turmoil Klippe
Great Bear Magmatic Zone
Kilohigok Basin
Thelon Magmatic Zone
Terra Mine Ag-U
Hottah Terrane
Nico IOCG Deposit Co-Bi-Au
SLAVE CRATON
MACKENZIE PLATFORM
YELLOWKNIFE
Thelon Basin
CHURCHILL
GREAT SLAVE LAKE
HINTERLAND

Temporal classification of principal geotechnic elements adjacent to the Slave Craton
After: Hoffman, P. and Hall, L. - GSC Open file 2559 (1993)

LEGEND

- *Geon 0-5 cover*
- *Geon 7-16 cover*
- *Geon 18-19 (?) cover*
- *Geon 18 magmatic zone*
- *Geon 19 magmatic zone*
- *Geon 18-20 cover*
- *Geon 18-25 (?) basement*
- *Geon 18-32 (?) basement*
- *Geon 25-39 basement*

0 50 100
kilometres

ALBERTA STAR DEVELOPMENT CORP.		
Contact Lake Project		
Tectonic Setting		
As Shown		3
Mar, 2009	TERRACAD LTD.	NAD 83 Z 11

Figure 4

Alberta Star
Contact Lake
IOCG PROJECT
(Cu-Co-Au-Ag-U)
GREAT BEAR
LAKE
Port
Radium
Arctic Hunter
Sim 1 Property
HOTTAH
LAKE
Alberta Star
Longtom Property
Cu-Co-Au-Ag-U
LAC
LA MARTRE
A11
LEGEND
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
Conjec Formation
LABINE GROUP
Cameron Bay Formation Sediments
Cameron Bay Formation Volcanics
Mystery Island Intrusives
Echo Bay Formation
Port Radium Formation
Claim Boundary
Lease Area
Past Producing Mine
Syncline
Faults
Altered Rock associated with the Mystery Island intrusive suite
ELDORADO
BONANZA
CONTACT LAKE
N
S
E
W
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

The Eldorado & Contact Lake IOCG & Uranium Projects 2012 Explorations Program

Management has determined that due to the remote location of the projects, high cost of exploration in Canada’s far north and other factors, no work was done in 2012 and no further work is planned for the 2013 field season.

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

		10,563.78

Figure 6

N
S
W
E
Great Bear Lake
Breccia Island
CROSS FAULT
ECHO BAY
ELDORADO
Dowdell Point
Branson's Lodge
Mystery Island
Gossan Island
Echo Bay
F91865
BON 3
F91864
BON 2
F91863
BON 1
BONANZA
EL BONANZA
Southwest Arm
F91852
COBALT 1
F91853
COBALT 2
F91854
COBALT 3
F91861
BEN 1
F91856
COBALT 5
F91862
BEN 2
F91855
COBALT 4
Contact Lake
Lease - #4752
F91857
COBALT 6
Lease - #4748
Lease - #4751
Lease - #4750
Lease - #4749
0
1
2
4
6
Kilometers
ALBERTA STAR DEVELOPMENT CORP.
ELDORADO - CONTACT LAKE PROJECT
Contact Lake
Leases and Claims
As Shown
6
Feb, 2009
TERRACAD LTD.
NAD 83 Z 11
Legend
Past Producing Mine
Leases
Claims

Our expenditures related to the Contact Lake Mineral Claims can be summarized as follows:

	For the year	For the year	For the year
	ended	ended	ended
	November 30,	November 30,	November 30,
	2012	2011	2010
	$	$	$
Exploration operating expenses
Amortization	-	-	50,327
Assaying and geochemical	-	-	125
Camp costs and field supplies	1,575	3,200	4,845
Claim maintenance and permitting	5,134	4,874	826
Geology and engineering	-	-	15,521
Wages, consulting and management fees	-	-	11,898
Write down of field equipment	-	-	209,831

	6,709	8,074	293,373

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

In 2009, because of the significant decline in the price of uranium, coupled with the very high cost of exploration in the Northwest Territories, we carried out no on-site exploration activities, demobilized the field camp and placed it in storage and completed a review and summary report.

No work is planned for this property in 2013.

Port Radium – Glacier Lake Mineral Leases, NT (Eldorado-Contact Lake Project)

In 2005, we acquired a 100% undivided right, title and interest, subject to a 2% NSR in four (4) mineral leases, totalling 2,520.78 ha (6,229.00 acres) (the “Glacier Lake Mineral Leases”) located one mile east of Port Radium on Great Bear Lake, NT for cash payments of $30,000 (paid) and 72,000 of our common shares (issued and valued at $72,000). We may purchase one-half of the NSR for a one-time payment of $1,000,000.

The Echo Bay lease (produced 23,779,178 ounces of silver) and the Port Radium – Eldorado lease (produced 15 million pounds of uranium and 8 million ounces of silver). The Port Radium uranium belt was formerly one of Canada’s principal producers of Pitchblende uranium during the 1930s and 1940s.

No work is planned on this property in 2013.

A summary of our claims can be found below:

Name	Size (ha)
Lease # 4815	843.77
Lease # 4816	104.81
Lease # 4817	872.50
Lease # 4818	699.70

2,520.78

Figure 8

Great Bear Lake
N
S
W
E
CROSS FAULT
Lease - #4816
ECHO BAY
ELDORADO
Lease - #4815
(Formerly GLAC-1)
Lease - #4817
(Formerly WAT)
Branson's Lodge
Lease - #4818
(Formerly GLAC-2)
Gossan Island
Echo Bay
Southwest Arm
Kilometers
Legend
Past Producing Mine
Leases
ALBERTA STAR DEVELOPMENT CORP.
ELDORADO - CONTACT LAKE PROJECT
Glacier Lake Leases
As Shown
8
Feb. 2009
TERRACAD LTD.
NAD 83 Z 11

Our expenditures related to the Port Radium – Glacier Lake Mineral Leases can be summarized as follows:

	For the year	For the year	For the year
	ended	ended	ended
	November 30,	November 30,	November 30,
	2012	2011	2010
	$	$	$
Exploration operating expenses
Amortization	-	-	6,550
Claim maintenance and permitting	6,227	6,227	1,050
Write down of field equipment	-	-	11,039

	6,227	6,227	18,639

Figure 9

N
W
E
S
Great Bear Lake
F91859
RAD 1
F91858
GOSSAN 2
F98670
EC 10
LEASE - #3084
LEASE - #3033
CROSS FAULT
F91458
CROSS
Long Bay
Glacier Creek
Camelback
F91860
RAD 2
LEASE - #3082
LEASE - #4810
ECHO BAY
Echo Bay Mine
Port Radium
ELDORADO
LEASE - #4815
(Formerly GLAC-1)
K4
Dowdell Point
LEASE - #4817
(Formerly WATT)
Echo Bay
LEASE - #4818
(Formerly GLAC-2)
Mystery Island
F98665
EC 5
Gossan Island
F91851
GOSSAN 1
F98661
EC 1
Kilometers
F91864
BON 2
Legend
Past Producing Mine
Drill Areas
Leases
Claims
ALBERTA STAR DEVELOPMENT CORP.
ELDORADO - CONTACT LAKE PROJECT
Eldorado, Echo Bay, Glacier Lake
Diamond Drilling Map
As Shown
9
Feb, 2009
TERRACAD LTD.
NAD 83-Z 11

Eldorado South IOCG & Uranium Project, NT (Eldorado South Project)

During the year ended November 30, 2007, we staked sixteen (16) claims (the “Eldorado South Uranium Mineral Claims”), and four (4) additional claims (the “Eldorado West Uranium Mineral Claims”) located ten miles south of Eldorado uranium mine on the east side of Great Bear Lake, NT and 680 km (423 miles) north of the city of Yellowknife, NT, collectively known as the Eldorado South Uranium Project. During the year ended November 30, 2009, fourteen claims were allowed to lapse. During the year ended November 30, 2012 and up to April 5, 2013, five claims were allowed to lapse. The Eldorado South Uranium Project now consists of eleven (11) mineral claims totalling 9,045.35 ha (22,351.96 acres) (Figure 10).

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

No work is planned on this property in 2013.

A summary of our claims can be found below:

Name	Tag Number	Size (ha)
PR 2	K06182	1,045.10
PR 3	K06183	1,045.10
PR 4	K06194	1,045.10
PR 5	K06195	1,045.10
PR 8	K06198	1,045.10
PR 9	K06199	1,045.10
PR 11	K06201	480.77
PR 12	K06202	1,045.10
PR 13	K06203	1,045.10
PR 15	K06205	41.80
PR 19	K06209	161.98

		9,045.35

Figure 10

N
S
W
E
440000
450000
460000
470000
Great Bear Lake
CROSS FAULT
ECHO BAY
ELDORADO
Dowdell Point
Mystery Island
Gossan Island
Branson's Lodge
Breccia Island
Echo Bay
Southwest Arm
BONANZA
EL BONANZA
CONTACT LAKE
Contact Lake
Thompson Lake
K06182 PR 2
K06194 PR 4
K06201 PR 11
K06209 PR 19
K06183 PR 3
K06195 PR 5
K06198 PR 8
K06202 PR 12
K06205 PR 15
K06199 PR 9
K06203 PR 13
Moody Lake
0 1 2 4 6 8
Kilometers
ALBERTA STAR DEVELOPMENT CORP.
ELDORADO - CONTACT LAKE PROJECT
Eldorado South Mineral Claims
As Shown
10
Mar, 2013
Terrace Geoscience Services Ltd.
NAD 83 Z 11
Legend
Past Producing Mine
Claims

We did not incur any expenditures related to the Eldorado South Uranium Project over the past three fiscal years.

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

No work is planned on this property in 2013.

A summary of our claims can be found below:

Name	Tag Number	Size (ha)

GOSSAN 1	F91851	418.04
GOSSAN 2	F91858	418.04
CROSS	F91458	2.10
RAD 1	F91859	627.06
RAD 2	F91860	323.98

		1,789.22

We did not incur any expenditures related to the Crossfault Lake Property over the past three fiscal years.

Figure 11

N
W
E
S
Great Bear Lake
F91859
RAD 1
F91858
GOSSAN 2
CROSSFAULT
F91458
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

No work is planned on this property in 2013.

A summary of our claims can be found below:

Name	Tag Number	Size (ha)

ELDORADO	Lease # 3032	30.32
ELDORADO	Lease # 3033	44.81
ELDORADO	Lease # 3034	31.40

		106.53

Our expenditures related to the Eldorado Uranium Mineral Claims can be summarized as follows:

	For the year	For the year	For the year
	ended	ended	ended
	November 30,	November 30,	November 30,
	2012	2011	2010
	$	$	$
Exploration operating expense
Claim maintenance and permitting	526	526	-

	526	526	-

Figure 12

N
S
W
E
Great Bear Lake
Lease - # 3034
Lease - # 3033
Lease - # 3032
CROSS FAULT
ECHO BAY
ELDORADO
Dowdell Point
0
250
500
1,000
1,500
Meters
ALBERTA STAR DEVELOPMENT CORP.
ELDORADO - CONTACT LAKE PROJECT
Eldorado Uranium Leases
As Shown
12
Feb. 2009
TERRACAD LTD.
NAD 83 Z 11
Legend
Past Producing Mine
Leases

North Contact Lake Mineral Claims, NT (Eldorado-Contact Lake Project)

In 2006, we acquired a 100% right, interest and title, subject to a 2% NSR, in eleven mineral claims (the “North Contact Lake Mineral Claims”), for a payment of $75,000 cash (paid) and the issuance of 50,000 of our common shares (issued and valued at $182,500). We may purchase one-half of the NSR for a one-time payment of $1,000,000. The North Contact Lake Mineral Claims are situated north of Contact Lake on Great Bear Lake approximately 680 km (423 miles) north of Yellowknife, NT, totalling 6,305.51 ha (15,581.20 acres) (Figure 13).

The property is the northern extension of the Contact Lake Project and includes the Contact Lake – Echo Bay Stato-volcanic complex, having hundreds of known or recorded copper, gold, silver, nickel, cobalt, REE and high grade uranium occurrences identified in Proterozoic rocks.

No work is planned on this property in 2013.

A summary of our claims can be found below:

Name	Tag Number	Size (ha)
EC 1	F98661	250.82
EC 2	F98662	940.59
EC 3	F98663	940.59
EC 4	F98664	587.35
EC 5	F98665	55.60
EC 6	F98666	192.30
EC 7	F98667	477.82
EC 8	F98668	1,045.10
EC 9	F98669	1,045.10
EC 10	F98670	731.57
EC 24	F98369	38.67

		6,305.51

We did not incur any expenditures related to the North Contact Lake Mineral Claims over the past three fiscal years.

Figure 13

N
W
E
S
F98670
EC 10
Breccia
Island
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

No work is planned on this property in 2013. We consider this property immaterial to the Company.

We hold the following mineral lease claim at Longtom:

Claim Name	Tag Number	Size (ha)
DAMP	Mineral Lease # 3759	355.34

Figure 14

465000
470000
475000
N
W
E
S
7230000
7225000
7220000
7215000
Lease - # 3759
Damp Lease
Longtom Lake
Zebulon Lake
0
2,000
4,000
Meters
465000
ALBERTA STAR DEVELOPMENT CORP.
Project Map
Title:
Longtom Claim Map
Scale:
As Shown
Design:
Figure:
14
Date:
Mar, 2009
Drawing:
TERRACAD LTD.
Rev:
NAD 83 Z 11

Our expenditures related to the Longtom Property are summarized as follows:

	For the year	For the year	For the year
	ended	ended	ended
	November 30,	November 30,	November 30,
	2012	2011	2010
	$	$	$
Exploration operating expenses
Claim maintenance and permitting	893	893	893

	893	893	893

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

ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The Company is engaged in the acquisition, exploration and development of resource properties. As we are currently in the exploration stage with respect to our mineral properties, we have had no operating revenue during the years ended November 30, 2009, and 2008. In August 2010, the Company diversified into the oil and natural gas resource sector with the acquisition of revenue producing resource assets to complement our existing mining interests and provides us with a working interest partner for future expansion in the oil and natural gas resource sector. We are now a heavy oil producer.

This discussion and analysis of the operating results and financial position of our Company for the two years ended November 30, 2012 and 2011 should be read in conjunction with the financial statements and the related notes included in Item 18. This section contains ‘forward-looking statements”. See “Cautionary Note on Forward-Looking Statements”.

Summary of Significant Accounting Policies

The preparation of the Company’s financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and reported amounts of income and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Areas requiring a significant degree of estimation and judgment relate to the recoverability of the carrying value of petroleum and natural gas assets, fair value measurements for financial instruments and share-based payments, the recognition and valuation of provisions for decommissioning liabilities, the recoverability and measurement of deferred tax assets and liabilities and ability to continue as a going concern. Actual results may differ from those estimates and judgments.

Cash and cash equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less.

Property, plant and equipment

Items of property, plant and equipment, which include petroleum and natural gas development and production assets, are measured at cost less accumulated depletion and depreciation and accumulated impairment losses, net of reversals. Development and production assets are grouped into cash generating units for impairment testing. When significant parts of an item of property, plant and equipment, including petroleum and natural gas interests, have different useful lives, they are accounted for as separate items.

Gains and losses on the disposal of an item of property, plant and equipment, including petroleum and natural gas interests, are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment and are recognized net in profit or loss.

Costs incurred subsequent to the determination of technical feasibility and commercial viability and the costs of replacing parts of property, plant and equipment are recognized as petroleum and natural gas development and production assets only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures are recognized in profit or loss as incurred. Such capitalized petroleum and natural gas assets generally represent costs incurred in developing proven and/or probable reserves and bringing on or enhancing production from such reserves. The carrying amount of any replaced or sold component is derecognized. The costs of the day-to-day servicing of oil and gas properties are recognized in profit or loss as incurred.

The net carrying value of petroleum and natural gas development and production assets is depreciated using the unit of production method by reference to the ratio of production in the year to the related proven and probable reserves, including estimated future development costs. Future development costs are estimated taking into account the level of development required to bring reserves into production. These estimates are reviewed by independent reserve engineers at least annually. Changes in estimates such as quantities of proved and probable reserves that affect unit-of-production calculations are applied on a prospective basis.

Other items of property, plant and equipment are depreciated over their estimated useful lives using the declining balance method at the following annual rates with half the rate applied in year of acquisition:

Computer equipment	30%
Computer software	100%
Furniture and fixtures	20%
Equipment	20%

Exploration and evaluation properties

Exploration and evaluation expenditures include the costs of acquiring licenses, costs associated with exploration and evaluation activity, and the fair value (at acquisition date) of exploration and evaluation assets acquired in a business combination. Exploration and evaluation expenditures are capitalized. Costs incurred before the Company has obtained the legal rights to explore an area are recognized in profit or loss.

Option payments received are treated as a reduction of the carrying value of the related property and deferred costs until the receipts are in excess of costs incurred, at which time they are credited to income. Option payments are at the discretion of the optionee, and accordingly, are recorded on a cash basis.

Exploration and evaluation assets are assessed for impairment if (i) sufficient data exists to determine technical feasibility and commercial viability, and (ii) facts and circumstances suggest that the carrying amount exceeds the recoverable amount.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mining property and development assets within property, plant and equipment.

Recoverability of the carrying amount of any exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest.

Revenue recognition

Petroleum and natural gas revenues are recorded when title passes, the amount is determinable and collection is reasonably assured.

Decommissioning, restoration and similar liabilities

The Company recognizes provisions for statutory, contractual, constructive or legal obligations associated with the reclamation of mineral properties and retirement of long-term assets, when those obligations result from the acquisition, construction, development or normal operation of the assets. The net present value of future cost estimates arising from the decommissioning of plant, site restoration work and other similar retirement activities is added to the carrying amount of the related asset, and depreciated on the same basis as the related asset, along with a corresponding increase in the provision in the period incurred. Discount rates using a pre-tax rate that reflect the current market assessments of the time value of money are used to calculate the net present value.

The Company’s estimates of reclamation costs could change as a result of changes in regulatory requirements, discount rates and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to the related asset with a corresponding entry to the provision.

Changes in the net present value, excluding changes in the Company’s estimates of reclamation costs, are charged to profit or loss for the period. The net present value of reclamation costs arising from subsequent site damage that is incurred on an ongoing basis during production are charged to profit or loss in the period incurred. The costs of reclamation projects that were included in the provision are recorded against the provision as incurred. The costs to prevent and control environmental impacts at specific properties are capitalized in accordance with the Company’s accounting policy for exploration and evaluation properties.

Share-based payments

Share-based payments to employees are measured at the fair value of the instruments issued and recognized over the vesting periods. Share-based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The corresponding amount is recorded to contributed surplus. The fair value of options, as determined using the Black-Scholes Option Pricing Model which incorporates all market vesting conditions. The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that will eventually vest.

Flow-through shares

Any premium received by the Company on the issuance of flow-through shares is initially recorded as a liability and included in trade and other payables. Upon renouncement by the Company of the tax benefits associated with the related expenditures, a deferred tax liability is recognized and the flow-through liability will be reversed. To the extent that suitable deferred tax assets are available, the Company will reduce the deferred tax liability and record a deferred tax recovery.

Taxation

Deferred tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on the tax rates that have been enacted or substantively enacted at the reporting date.

Foreign currency translation

The Company’s reporting currency and the functional currency of all of its operations is the Canadian dollar as this is the principal currency of the economic environment in which they operate.

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the period-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items or on settlement of monetary items are recognized in profit or loss in the period in which they arise, except where deferred in equity as a qualifying cash flow or net investment hedge.

Exchange differences arising on the translation of non-monetary items are recognized in other comprehensive income in the statement of comprehensive income to the extent that gains and losses arising on those non-monetary items are also recognized in other comprehensive income. Where the non-monetary gain or loss is recognized in profit or loss, the exchange component is also recognized in profit or loss.

Loss per share

Basic per share amounts are calculated by dividing the profit or loss attributable to shareholders of the Company by the weighted average number of shares outstanding during the period. Diluted per share amounts are determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares, which consist of share purchase warrants and stock options.

Financial assets

Financial assets are classified as financial assets at fair value through profit or loss (“FVTPL”), held-to-maturity, loans and receivables, available-for-sale financial assets, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. The Company determines the classification of its financial assets at initial recognition. Financial assets are recognized initially at fair value. The subsequent measurement of financial assets depends on their classification as follows:

Financial assets at FVTPL

Financial assets are classified as held for trading and are included in this category if acquired principally for the purpose of selling in the short term or if so designated by management. Derivatives, other than those designated as effective hedging instruments, are also categorized as held for trading. These assets are carried at fair value with gains or losses recognized in profit or loss. Transaction costs associated with financial assets at FVTPL are expensed as incurred. Cash and cash equivalents are included in this category of financial assets.

Held-to-maturity and loans and receivables

Held-to-maturity and loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are carried at amortized cost using the effective interest method if the time value of money is significant. Gains and losses are recognized in profit or loss when the financial asset classified in this category are derecognized or impaired, as well as through the amortization process. Transaction costs are included in the initial carrying amount of the asset. Trade and other receivables is classified as loans and receivables.

Available-for-sale

Available-for-sale financial assets are those non-derivative financial assets that are not classified as loans and receivables. After initial recognition, available-for-sale financial assets are measured at fair value, with gains or losses recognized within other comprehensive income. Accumulated changes in fair value are recorded as a separate component of equity until the investment is derecognized or impaired. Transaction costs are included in the initial carrying amount of the asset.

The fair value is determined by reference to bid prices at the close of business on the reporting date. Where there is no active market, fair value is determined using valuation techniques. Where fair value cannot be reliably measured, assets are carried at cost.

Derivatives designated as hedging instruments in an effective hedge

The Company does not hold or have any exposure to derivative instruments.

Financial liabilities

Financial liabilities are classified as financial liabilities at FVTPL, derivatives designated as hedging instruments in an effective hedge, or as financial liabilities measured at amortized cost, as appropriate. The Company determines the classification of its financial liabilities at initial recognition. The measurement of financial liabilities depends on their classification, as follows:

Financial liabilities at FVTPL

Financial liabilities at FVTPL has two subcategories, including financial liabilities held for trading and those designated by management on initial recognition. Transaction costs on financial liabilities at FVTPL are expensed as incurred. These liabilities are carried at fair value with gains or losses recognized in profit or loss.

Financial liabilities measured at amortized cost

All other financial liabilities are initially recognized at fair value, net of transaction costs. After initial recognition, other financial liabilities are subsequently measured at amortized cost using the effective interest method. Amortized cost is calculated by taking into account any issue costs, and any discount or premium on settlement. Gains and losses arising on the repurchase, settlement or cancellation of liabilities are recognized respectively in interest, other revenues and finance costs. Trade payables are included in this category of financial liabilities.

Derivatives designated as hedging instruments in an effective hedge

The Company does not hold or have any exposure to derivative instruments.

Impairment of financial assets

Financial assets, other than financial assets at FVTPL, are assessed for indicators of impairment at each period end. Assets carried at amortized cost

If there is objective evidence that an impairment loss on assets carried at amortized cost have been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced, with the amount of the loss recognized in profit or loss.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed to the extent that the carrying value of the asset does not exceed what the amortized cost would have been had the impairment not been recognized. Any subsequent reversal of an impairment loss is recognized in profit or loss.

Available-for-sale

If an available-for-sale financial asset is impaired, the cumulative loss previously recognized in equity is transferred to profit or loss. Any subsequent recovery in the fair value of the asset is recognized within other comprehensive income.

Derecognition of financial assets and liabilities

Financial assets are derecognized when the rights to receive cash flows from the assets expire or, the financial assets are transferred and the Company has transferred substantially all the risks and rewards of ownership of the financial assets. On derecognition of a financial asset, the difference between the asset’s carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized directly in equity is recognized in profit or loss.

For financial liabilities, they are derecognized when the obligation specified in the relevant contract is discharged, cancelled or expires. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

Impairment of non-financial assets

The carrying amount of the Company’s assets is reviewed for an indication of impairment at the end of each reporting period. If an indication of impairment exists, the Company makes an estimate of the asset’s recoverable amount. Individual assets are grouped for impairment assessment purposes at the lowest level at which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets. Recoverable amount of an asset group is the higher of its fair value less costs to sell and its value in use. In assessing value in use, the estimated future cash flows are adjusted for the risks specific to the asset group and are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money.

Where the carrying amount of an asset group exceeds its recoverable amount, the asset group is considered impaired and is written down to its recoverable amount. Impairment losses are recognized in profit or loss.

An assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation, if no impairment loss had been recognized.

Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control, related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

Joint Arrangements

Substantially all of the Company’s petroleum and natural gas exploration and development activities involve jointly controlled assets; accordingly, the financial statements reflect only the Company’s share of these jointly controlled assets and a proportionate share of the relevant revenue and related costs.

TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

Initial adoption of IFRS

The Company’s audited financial statements as at and for the years ended November 30, 2012 have been prepared in accordance with IFRS as issued by the IASB. Previously, the Company prepared its 2011 annual financial statements in accordance with Canadian GAAP.

IFRS 1 requires the consistent and retrospective application of IFRS accounting policies as at and for the year ended November 30, 2011 and an opening Statement of Financial Position as at December 1, 2010 (the “Transition Date”).

To assist with the transition, the provisions of IFRS 1 allows for certain mandatory and optional exemptions for first-time adopters to alleviate the full retrospective application of IFRS. The Company has elected to apply the following relevant exemptions:

Share-based payments - IFRS 1 encourages, but does not require, first-time adopters to apply IFRS 2 ‘Share-based Payment’ to equity instruments that were granted on or before 7 November 2002, or equity instruments that were granted subsequent to 7 November 2002 and vested before the Transition Date. The Company elected not to apply IFRS 2 to equity instruments that vested prior to the Transition Date. This resulted in no difference in share-based payments as at the Transition Date and for the year ended 30 November 2011.

Full cost accounting - IFRS 1 provides an exemption for entities that have used the full cost method of accounting under Canadian GAAP. The Company elected to measure oil and gas assets at the Transition Date on the following basis:

  Exploration and evaluation assets at the amount determined under Canadian GAAP; and

  Assets in the development or production phases at the amount determined for the cost center under Canadian GAAP, allocated to the cost center’s underlying assets pro rata using reserve values as at the Transition Date.

An impairment test was completed for each cash-generating unit as at the Transition Date and no impairment loss was recorded.

Decommissioning Liabilities - IFRS 1 requires entities that have taken advantage of the full cost accounting election to measure their decommissioning liabilities on transition under IAS 37, “Provision, Contingent Liabilities and Contingent Assets” and to treat any difference between this amount and the amount recognized under Canadian GAAP as an adjustment to retained earnings or deficit.

Mandatory exception to full retrospective application

Estimates - In accordance with IFRS 1, the Company’s estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under Canadian GAAP unless there is objective evidence that those estimates were in error. The estimates previously made by the Company under Canadian GAAP were not revised for application of IFRS.

Differences between Canadian GAAP and IFRS

Full cost accounting - The Company reclassified $210,260 which represents the deferred costs related to unproven petroleum and natural gas properties to exploration and evaluation properties from property, plant and equipment as at the Transition Date. As at 30 November 2011, the Company reclassified $729,515 to exploration and evaluation properties.

Depletion and depreciation - Under Canadian GAAP, the full cost pool was depleted as one unit on a unit-of-production basis over proven reserves. Under IFRS, the Company depletes petroleum and natural gas interests on a unit-of-production basis over proven plus probable reserves. In addition, depletion is calculated at an individual component level.

The change in accounting policy related to depletion and depreciation resulted in a decrease in depletion, depreciation and amortization and a corresponding increase in property, plant and equipment of $744,259 for the year ended 30 November 2011.

Decommissioning liabilities - Under Canadian GAAP, decommissioning liabilities were discounted at a credit adjusted risk-free rate of 7%. Under IFRS, the estimated cash flow to abandon and remediate the wells and facilities has been discounted at a risk-free rate of 4% at the Transition Date. Upon transition to IFRS, this resulted in a $136,400 increase in the decommissioning liabilities with a corresponding increase in deficit. Under IFRS, the decommissioning liability is discounted at the end of each reporting period at the current risk-free discount rate. As at 30 November 2011, the Company re-measured the liabilities which resulted in a further difference of $37,974 recorded as a reduction in decommissioning liabilities with offsetting entry to property, plant and equipment.

The accretion expense related to the decommissioning liabilities decreased by $5,345 for the year ended 30 November 2011 under IFRS compared to Canadian GAAP. Accretion expense is included in finance costs under IFRS.

Flow-through shares - Flow-through shares are a unique Canadian tax incentive which is the subject of specific guidance under Canadian GAAP. Under Canadian GAAP, the Company accounted for the issue of flow-through shares in accordance with the provisions of the Canadian Institute of Chartered Accountants (the “CICA”) Emerging Issues Committee Abstract 146 ‘Flow-through Shares’. At the time of issue, the funds received are recorded as share capital. At the time of the filing of the renunciation of the qualifying flow-through expenditures to investors, the Company recorded a deferred tax liability with a charge directly to shareholders’ equity. Also under Canadian GAAP, a portion of the deferred tax assets that were not recognized in previous years, due to the recording of a valuation allowance, are recognized as a recovery of income taxes.

IFRS does not contain explicit guidance pertaining to this tax incentive. Therefore, the Company has adopted a policy whereby the premium paid for flow-through shares in excess of the market value of the shares without the flow-through features at the time of issue is initially recorded as a flow-through liability. Upon renunciation by the Company of the tax benefits associated with the related expenditures, a deferred tax liability is recognized and the flow-through liability is reversed, with any difference recorded as deferred tax expense. A portion of the deferred tax assets that were not recognized in previous years, due to the recording of a valuation allowance, will reduce the deferred tax liability and be recorded as a deferred tax recovery.

The change in accounting policy related to flow-through shares resulted in an increase in share capital and a corresponding increase in deficit of $9,436,156 as at the Transition Date. Further, the indemnification loss of $739,687 recorded as a reduction in share capital under Canadian GAAP has been reclassified as deferred tax expense under IFRS.

Exploration and evaluation properties - Under Canadian GAAP, the Company expensed mineral acquisition and exploration and evaluation costs on an individual property basis until the viability of a property is determined.

Under IFRS, the Company elected to capitalize mineral exploration and evaluation costs as incurred until it has been determined that a resource property can be economically developed as a result of establishing proven and probable reserves. The Company elected to test for impairment upon adoption of IFRS.

The change in accounting policy related to exploration and evaluation costs resulted in an increase in exploration and evaluation properties of $15,720 and was subsequently written down during the year ended 30 November 2011.

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

Financial Instruments and Other Instruments

Fair Value

The fair value of financial assets and financial liabilities at amortized cost is determined in accordance with generally accepted pricing models based on discounted cash flow analysis or using prices from observable current market transactions. The Company considers that the carrying amount of all its financial assets and financial liabilities recognized at amortized cost in the financial statements approximates their fair value due to the demand nature or short term maturity of these instruments.

Exchange Risk

The majority of the Company’s cash flows and financial assets and liabilities are denominated in Canadian dollars, which is the Company’s functional and reporting currency. Foreign currency risk is limited to the portion of the Company’s business transactions denominated in currencies other than the Canadian dollar.

The Company’s objective in managing its foreign currency risk is to minimize its net exposures to foreign currency cash flows by holding most of its cash and cash equivalents in Canadian dollars. The Company monitors and forecasts the values of net foreign currency cash flow and financial position exposures and from time to time could authorize the use of derivative financial instruments such as forward foreign exchange contracts to economically hedge a portion of foreign currency fluctuations. The Company has not, to the date of these financial statements, entered into derivative instruments to offset the impact of foreign currency fluctuations.

Interest Rate Risk

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

A 1% change in short-term rates would have changed the interest income and net loss of the Company, assuming that all other variables remained constant, by approximately $58,128 for the year ended 30 November 2012.

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises primarily from the Company’s cash and cash equivalents and trade receivables. The Company manages its credit risk relating to cash and cash equivalents by dealing only with highly-rated Canadian financial institutions. As at 30 November 2012, trade receivables were comprised of GST/HST receivable of $9,202 (30 November 2011 -$25,951), petroleum revenue receivable of $164,709 (30 November 2011 - $209,538), and interest receivable of $216 (30 November 2011 - $Nil). As a result, credit risk is considered insignificant.

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

A. Operating Results.

The following discussion and analysis should be read in conjunction with the Company’s audited financial statements and related notes thereto included herein. The Company’s audited financial statements have been prepared in accordance with IFRS.

As at November 30, 2012, we had working capital of $5,714,151 under IFRS, inclusive of $6,997,109 of cash and cash equivalents. Cash and cash equivalents at the date of this Annual Report are approximately $6,950,000 which is sufficient to cover additional property acquisitions, planned exploration expenditures, and administration for at least 12 months.

Effective August 1, 2010, we started receiving revenue from our recently acquired interests in our oil and gas resource properties. The following table is from December 1, 2010 to November 30, 2012.

The following tables summarize selected financial data for the Company for each of the two most recently completed financial years. The 2012 and 2011 information set forth below was extracted from and should be read in conjunction with the audited financial statements, prepared in accordance with IFRS as issued by the IASB, and related notes.

FINANCIAL AND OPERATING SUMMARY
OPERATIONS BY QUARTER (December 1, 2010 to November 30, 2012)

All production is conventional
heavy oil
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Production and per share	2012	2012	2012	2012	2011	2011	2011	2011
Production - total barrels	7,617	9,848	11,445	8,723	10,266	8,942	7,989	8,230
Production - bbls/ day	84	107	124	96	113	97	86	91
Heavy oil revenue	515,190	574,153	687,383	644,714	703,223	529,441	568,888	485,285
Royalty income	-	22	804	-	454	5,401	7,451	31,074
Royalties	(93,283)	(118,548)	(153,780)	(137,201)	(138,666)	(97,113)	(105,260)	(84,221)
Production & transportation	(237,868)	(233,394)	(336,981)	(312,074)	(250,907)	(244,205)	(169,902)	(209,849)
Operating net back	184,039	222,233	197,426	195,439	314,104	193,524	301,177	222,289
General and administrative	(246,537)	(483,287)	(216,690)	(363,491)	(425,578)	(372,088)	(368,335)	(598,470)
Corporate net back	(62,498)	(261,054)	(19,264)	(168,052)	(111,474)	(178,564)	(67,158)	(376,181)
Depletion, accretion & amortization	(315,926)	(459,785)	(527,139)	(355,645)	(325,382)	(294,729)	(224,329)	(227,798)
Write-downs	(1,320,579)	(450)	(835)	(11,651)	(2,594)	1,356	(9,058)	(5,424)
Other (expenses) revenue	29,427	(61,664)	85,801	(26,299)	68,004	91,599	6,652	(71,277)
Income (loss) for the period	(1,669,576)	(782,953)	(461,437)	(561,647)	(371,446)	(380,338)	(293,893)	(680,680)
Basic and diluted income (loss) per share	(0.078)	(0.037)	(0.022)	(0.026)	(0.017)	(0.018)	(0.014)	(0.032)
Royalties as % of petroleum revenue	18	21	22	21	20	17	17	11

Per bbl analysis	Per bbl	Per bbl	Per bbl	Per bbl	Per bbl	Per bbl	Per bbl	Per bbl
Heavy oil revenue	67.64	58.30	60.13	73.91	68.50	59.21	71.21	58.97
Royalty income	-	-	0.07	-	0.04	0.60	0.93	3.78
Royalties	(12.25)	(12.04)	(13.44)	(15.73)	(13.51)	(10.86)	(13.18)	(10.23)
Production and transportation	(31.23)	(23.71)	(29.44)	(35.78)	(24.44)	(27.31)	(21.27)	(25.50)

Operating net back	24.16	22.58	17.25	22.40	30.59	21.64	37.69	27.02
General and administrative	(32.37)	(49.09)	(18.93)	(41.67)	(41.46)	(41.61)	(46.11)	(72.72)
Corporate net back	(8.21)	(26.51)	(1.68)	(19.27)	(10.87)	(19.97)	(8.42)	(45.70)
Depletion, accretion & amortization	(41.48)	(46.71)	(46.06)	(40.77)	(31.70)	(32.96)	(28.08)	(27.68)
Write-downs	(173.37)	(0.05)	(0.07)	(1.34)	(0.25)	0.15	(1.13)	(0.66)
Other (expenses) revenue	3.86	(6.26)	7.50	(3.01)	6.62	10.24	0.83	(8.66)
Income (loss) for the period	(219.20)	(79.53)	(40.31)	(64.39)	(36.20)	(42.54)	(36.80)	(82.70)

Funds (invested in) petroleum and mineral properties	(3,664)	(41,177)	(263,042)	(24,732)	(280,688)	(417,291)	(6,125)	(525,000)

FINANCIAL AND OPERATING SUMMARY
BALANCE SHEET

	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	2012	2012	2012	2012	2011	2011	2011	2011
Net cash	6,997,109	6,950,171	7,428,567	7,655,139	7,780,441	8,041,687	8,422,503	8,717,027
Total assets	8,638,833	10,192,055	10,990,054	11,457,905	12,089,062	12,387,748	12,650,886	13,102,221
Total liabilities	2,071,926	2,030,149	2,059,805	2,067,182	2,196,264	1,987,307	1,886,819	2,033,175
Shareholders’ equity	6,566,907	8,161,906	8,930,249	9,390,723	9,892,798	10,400,441	10,874,067	11,069,046
SHARES
Basic outstanding	21,403,979	21,403,979	21,403,979	21,403,979	21,403,979	21,403,979	21,403,979	21,403,979
Weighted average	21,403,979	21,403,979	21,403,979	21,403,979	21,403,979	21,403,979	21,403,979	21,403,979

RESULTS OF OPERATIONS – YEAR ENDED NOVEMBER 30, 2012

The Company’s net and comprehensive loss for the year ended November 30, 2012 was $3,475,613 or $0.162 per share compared to a net and comprehensive loss of $1,726,357 or $0.081 per share for the year ended November 30, 2011. The significant changes during the current fiscal period compared to the same period a year prior are as follows:

Advertising and promotion expenses decreased to $21,521 during the year ended November 30, 2012 from the $135,152 incurred during the same period a year prior. The decrease in advertising and promotion is primarily attributable to a decrease in advertising costs and news release dissemination fees.

Consulting fees decreased to $73,284 for the year ended November 30, 2012 from $182,825 for the year ended November 30, 2011. The decrease in consulting fees period over period is due mainly to a decrease in the number of consultants used by the Company.

Director fees increased to $26,000 for the year ended November 30, 2012 from $3,000 for the year ended November 30, 2011. The increase in director fees was due to implementation of a policy of compensating the directors for their service effective May 1, 2012.

Filing and financing fees increased to $62,014 for the year ended November 30, 2012 from $53,090 for the year ended November 30, 2011. The increase in costs is attributed to a general increase in fees associated with regulatory authorities.

Legal and accounting fees decreased to $237,408 for the year ended November 30, 2012, from $304,831 for the year ended November 30, 2011. The decrease in legal and accounting fees from the previous year was mainly due to a reduction in legal fees paid to the Company’s legal counsels in Alberta, British Columbia and the Northwest Territories for the Company’s Annual General Meeting, and other general corporate matters.

Management fees increased to $47,500 for the year ended November 30, 2012 from $Nil for the year ended November 30, 2011. The increase is due to the interim CEO billing his services under management fees instead of salaries effective July 11, 2012.

Office and miscellaneous expenses for the year ended November 30, 2012 were reduced to $36,892 as compared to $48,693 in the prior year. The current year office expenses were less due to a reduction in office overhead associated with the exploration programs and an effort to reduce costs.

Salaries and benefits for the year ended November 30, 2012 were reduced to $474,224 as compared to $524,015 for the year ended November 30, 2011. The current year salaries include severance of $204,167 that was paid to the former President upon his resignation on July 10, 2012.

Stock-based compensation expense totalling $149,722, a non-cash item, was incurred during the year ended November 30, 2012 on the granting of 1,425,000 stock options that vested during the period as compared to $216,070 for the year ended November 30, 2011.

Transfer fees and shareholder information costs were reduced to $47,300 for the year ended November 30, 2012 from $118,674 for the year ended November 30, 2011. The decrease in transfer fees and shareholder information costs period over period is due mainly to a decrease in the number of consultants used for the Company’s investor relations and corporate development activities.

Travel expenses decreased to $17,757 during the year ended November 30, 2012 from $44,125 during the same period a year prior. This was due to decreased travel expenditures to the Companies working interest partner’s Lloydminster, Alberta office during the year.

Interest income increased to $70,621 for the year ended November 30, 2012, compared to $63,373 during the same period a year prior primarily due to higher interest rates being paid on deposits during the current year.

There was an unrealized foreign exchange loss of $41,778 (2011 - $6,263) for the year ended November 30, 2012 based primarily on the valuation of US$1,532,611 held in U.S. funds. This loss resulted as the Canadian dollar increased in value compared to the US dollar.

There was a capital gain of $18,518 resulting from the sale of exploration camp equipment that was written off in the prior year.

SELECTED ANNUAL INFORMATION

The following tables summarize selected financial data for the Company for each of the two most recently completed financial years. The information set forth below was extracted from and should be read in conjunction with the audited financial statements, prepared in accordance with IFRS as issued by the IASB, and related notes. The 2011 information has been adjusted in accordance with IFRS, and therefore, may differ from the 2011 information previously published in accordance with Canadian GAAP.

	For the Year Ended November 30

Item	2012	2011
Total Revenue	$2,422,266	$2,331,217
Total (Loss) from Continuing Operations	($3,475,613)	($1,726,357)
Operating basic and diluted (Loss) per Share	($0.162)	($0.081)
Net (Loss) in Total	($3,475,613)	($1,726,357)
Net basic and diluted (Loss) per Share	($0.162)	($0.081)
Total Assets	$8,638,833	$12,089,062
Total Long Term Financial Liabilities	Nil	Nil
Cash Dividends Declared per Share	Nil	Nil

Pursuant to SEC Release No. 33-8567 “First-Time Application of International Financial Reporting Standards,” the Company is only required to include selected financial data prepared in compliance with IFRS extracted or derived from the financial statements for the years ended November 30, 2012 and 2011 (earlier periods are not required to be included).

Furthermore, pursuant to SEC Release No. 33-8879 “Acceptance of Foreign Private Issuers of Financial Statements Prepared in Accordance with International Reporting Standards Without Reconciliation to U.S. GAAP”, the Company includes selected financial data prepared in compliance with IFRS without reconciliation to U.S. GAAP.

Year ended November 30, 2012 compared to year ended November 30, 2011

Under IFRS, we incurred a net loss and comprehensive loss of $3,475,613 during fiscal 2012 from the $1,726,357 incurred during fiscal 2011 primarily due to the following: The Company received an operating net back of $799,137 but after deducting $1,658,495 in oil and gas depletion and depreciation, a net petroleum loss of $859,358 was realized. The net loss in the 2012 fiscal year over 2011 can also be primarily attributed to a write-down of $1,333,515 on its mineral properties and oil and gas assets. This loss was partially offset by an increase in interest income during fiscal 2012 to $70,621 from $63,373 earned during the prior fiscal period and a capital gain of $18,518 on the sale of office and camp equipment.

The loss was also comprised of general and administration expenses for the year ended November 30, 2012 of $1,310,005, as compared to $1,764,471 in the comparable period of 2011, a decrease of $454,466. There were notable decreases in the areas of advertising and promotion expenses (2012 - $21,521, 2011 - $135,152), consulting fees (2012 – $73,284, 2011 -$182,825), legal and accounting (2012 – $237,408, 2011 - $304,831), share-based payments (2012 - $149,722, 2011 -$216,070), transfer fees and shareholder information (2012 - $47,300, 2011 - $118,674), travel (2012 - $17,757, 2011 -$44,125) and salaries and benefits (2012 - $474,224, 2011 - $524,015). There were several increases in the areas of director fees (2012 – $26,000, 2011 - $3,000), filing and financing fees (2012 - $62,014, 2011 - $53,090) and management fees (2012 - $47,500, 2011 - $Nil).

B.	Liquidity and Capital Resources.

General

Since incorporation, we have financed our operations almost exclusively through the sale of common shares to investors. Part of our business is mining exploration and development and we have no producing mineral resource properties that generate operating income or cash flow from business operations. Until a significant body of ore is found, working capital requirements are minimal, and we expect to continue to finance operations through the sale of equity in fiscal 2012.

In August 2010, we diversified into the oil and natural gas resource sector with the acquisition of revenue producing resource assets to complement our existing advanced stage mining interests and provide us with a reputable working interest partner for future expansion in the oil and natural gas resource sector. We are now a heavy oil producer. Currently, we have oil and gas operating revenues but we rely primarily on existing cash and equity financing to fund our exploration and administrative costs. We expect to rely upon our available capital throughout the current fiscal year. If costs increase substantially or we incur greater losses than expected, our exploration activities and other operations will be reliant upon equity financings to continue into the future. The current market conditions could make it difficult or impossible for us to raise necessary funds to meet our capital requirement and our access to additional capital may not be available on terms acceptable to us or at all.

If we are unable to obtain financing through equity investments, we will seek multiple solutions including, but not limited to, credit facilities or debenture issuances.

We do not have any loans outstanding at this time. Our strong cash position will allow financial flexibility. See "Cautionary Note Regarding Forward Looking Statements".

LIQUIDITY AND CAPITAL RESOURCES

We began recognizing and receiving revenue from our oil and gas resource properties as of August 1, 2010. We also rely on equity financing as well as the exercise of options and warrants to fund our exploration and administrative costs.

Our cash resources are invested in redeemable Canadian Guaranteed Investment Certificates with a Canadian Chartered Bank and Canadian Credit Union. None of our funds are exposed to repayment risks associated with short term commercial paper or asset-backed commercial paper. These securities comply with our strict investment criteria and policy of utilizing only R1-High Investment Guaranteed Instruments that are paid promptly on maturity or are convertible on demand.

As at November 30, 2012, the Company had cash and cash equivalents of $6,997,109 and working capital of $5,714,151 as compared to $7,780,441 of cash and cash equivalents and working capital of $6,386,262 at November 30, 2011. The reduction in cash and cash equivalents of $783,332 was due to cash used in operations of $469,235 and $318,260 that was used to acquire an interest in oil and gas resource properties.

Total assets at November 30, 2012 decreased to $8,638,833 under IFRS from $12,089,062 at November 30, 2011, primarily as a result of writing down certain oil and gas property assets.

As of the date of this report, we have cash and cash equivalents of approximately $6,950,000. We believe that this is sufficient to fund our currently planned exploration and administrative budget through the balance of fiscal 2013.

We do not plan to fund any significant exploration and development activities for 2012. The budget may include facilities investments, primarily in Saskatchewan which will optimize new production while improving existing production efficiencies.

Financing Activities

The particulars of all capital raising transactions for the last two years are detailed below. Proceeds of these financings have been used for exploration and for development expenditures (only when and if warranted) in connection with our mineral projects, for working capital and for acquisition of additional projects.

i.	During the year ended 30 November, 2012, a total of 750,000 stock options with an exercise price of $0.20 per share were granted with an expiry date of October 12, 2015.
ii.	During the year ended 30 November, 2012, a total of 150,000 stock options with an exercise price of $0.165 per share were granted with an expiry date of July 10, 2015.
iii.

During the year ended 30 November, 2012, a total of 420,000 stock options with an exercise price of $1.00 per share, a total of 460,000 stock options with an exercise price of $0.48 per share and a total of 100,000 stock options with an exercise price of $0.21 per share were cancelled.

iv.

During the year ended 30 November, 2012, a total of 50,000 stock options with an exercise price of $0.25 per share were granted with an expiry date of January 31, 2014. These options vest in four equal quarters starting February 1, 2012.

v.	During the year ended 30 November, 2012, a total of 475,000 stock options with an exercise price of $0.21 per share were granted with an expiry date of January 9, 2015.
vi.	During the year ended 30 November, 2011, a total of 410,000 stock options with an exercise price of $1.75 per share expired.
vii.	During the year ended 30 November, 2011, a total of 100,000 stock options with an exercise price of $1.00 per share were cancelled.
viii.	During the year ended 30 November, 2011, a total of 910,000 stock options with an exercise price of $0.48 per share were granted with an expiry date of December 7, 2012.
ix.	During the year ended 30 November, 2011, a total of 466,667 share purchase warrants with an exercise price of $0.90 per share expired.

Financial Instruments

All financial instruments we use are predominantly denominated in Canadian dollars. We do not engage in any hedging operations with respect to currency or in-situ minerals. Funds which are currently in excess of our current expenditures are invested in low risk, highly liquid investments with original maturations of three months or less.

Capital Expenditure Commitments

At November 30, 2012, we were not party to any capital expenditure commitments other than the $602,889 present value potential asset retirement obligations to abandon our oil and gas wells.

C.	Research and Development, Patents and Licenses, etc.

None.

D.	Trend Information.

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

During 2012, revenue from our oil production was negatively impacted by the glut of oil in mid-continental North America due to increased production in North Dakota, Alberta and Texas and insufficient pipeline capacity to transport this oil south to major markets. This has resulted in Canadian oil being sold at a discount to the West Texas Intermediate (“WTI”) benchmark crude oil price as rising production cannot find pipeline capacity. This discount to WTI has been even greater for heavy oil such as ours. This lack of pipeline capacity is expected to continue to depress the price paid for Canadian oil, and heavy oil in particular, during at least the next two years until new oil pipeline capacity comes on stream.

We have decided to curtail our oil and gas development activities in the coming year to concentrate on advanced stage opportunities that my become available in the precious metals mineral exploration sector during 2013. We anticipate to aggressively pursue acquisition of additional oil and gas properties and exploration and development of our existing properties. As a result, although we expect that our revenue from oil and gas production will increase over the next 12 months, we anticipate our net losses will continue in the short to mid term as we continue to conduct oil and gas exploration activities to expand our existing oil and gas reserves. See "Cautionary Note Regarding Forward Looking Statements".

E.	Off-balance Sheet Arrangements.

We have no off-balance sheet arrangements that would require disclosure.

F.	Tabular Disclosure of Contractual Obligations.

In the year ended November 30, 2012, we were not party to any agreements or arrangements which gave rise to any contractually obligated payments.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management.

Directors

		Date of First Election or
Name of Director	Age	Appointment
Guido Cloetens	46	July 10, 2012
Tom Ogryzlo	73	July 10, 2012
Robert Hall	36	September 27, 2006
Stuart Rogers	56	March 1, 2007
Brian Morrison	31	September 5, 2008
Edward Burylo	69	December 17, 2008

Executive Officers and Management

Name of Officer	Age	Office
Stuart Rogers	56	Chief Executive Officer
Gordon Steblin	53	Chief Financial Officer
Robert Hall	36	Vice President Corporate Development

The following describes the business experience of our directors and executive officers, including other directorships held in reporting companies:

Stuart Rogers, Chief Executive Officer and Director

A director since March 2007, Stuart Rogers has been involved in the venture capital community since 1987. He is the President and founder of West Oak Capital Group, Inc., a privately held investment banking firm specializing in the early stage finance of technology and resource projects through the junior capital markets in Canada and the United States, and has served as a director of client companies listed on the TSX Venture Exchange, the Toronto Stock Exchange, NASDAQ Small Capital Market and FINRA OTC Bulletin Board. Mr. Rogers is the President and a director of MAX Resource Corp. and serves as a director and Chief Financial Officer of TerraX Minerals Inc. and Orefinders Resources Inc., all of which trade on the TSX Venture Exchange.

Gordon Steblin, Chief Financial Officer

Mr. Steblin obtained a Bachelor of Commerce degree in 1983 from the University of British Columbia, and in 1985 he became a Certified General Accountant. Mr. Steblin has over 20 years of financial experience in the junior mining/exploration sector. Mr. Steblin was previously the Chief Financial Officer of CanAlaska Uranium Ltd., El Nino Ventures Inc. and Pacific North West Capital Corp. Mr. Steblin is currently the Chief Financial Officer of Freegold Ventures Limited, Next Gen Metals Inc., Arctic Hunter Energy Inc. and CVC Cayman Ventures Corp.

Robert Hall, Vice President Corporate Development and Director

Mr. Hall brings over 10 years experience in management in both public and private companies to Alberta Star. He builds and maintains relationships with institutional and retail investors and assists in the day to day management of the Company. He is active as a director and officer of Arctic Hunter Energy Inc. and Windfire Capital Corp., both of which trade on the TSX Venture Exchange and Dynamic Gold Corp., a company trading on the FINRA OTC Bulletin Board. Mr. Hall holds a Bachelor's degree in Education from the University of British Columbia.

Guido Cloetens, Director

Guido Cloetens is a Certified Investment & Financial advisor located in Brussels, Belgium and has been active in the financial markets since 1988; he has participated in numerous financings and initial public offerings in Europe, the United States and in Canada in both private equity and public companies. Mr. Cloetens was a senior Investment advisor to international institutional Advisors from 1988 until 1995 at Daiwa Securities and KBC Bank.

Tom Ogryzlo, Director

Mr. Ogryzlo has over forty-five years of experience in mining, energy and mining projects worldwide. He has been responsible for the, financing, engineering, construction and operations of projects in many different countries. Mr. Ogryzlo has served as a director of many public companies, including Franco Nevada Mining Corp., Vista Gold Corp., Aura Minerals Inc., Birim Goldfields Inc., Baja Mining Corp. and Tiomin Resources Inc. During 2011, Mr. Ogryzlo served as Interim CEO of Aura Minerals Inc. until a permanent replacement could be located and is currently the Interim CEO of Baja Mining Corp. which is developing a $1.5 billion copper/cobalt/zinc project currently under construction in Baja California, Mexico.

Mr. Ogryzlo holds a Bachelor of Mechanical Engineering from McGill University in Montreal, Quebec and, for many years, served as President of Kilborn Engineering Ltd. and Kilborn SNC-Lavalin, one of the worlds largest engineering contractors. He has been past President of several producing precious and base metal mining companies, including Triton Mining Corporation, Blackhawk Mining Inc. and Cerro Matoso S.A. His experience in exploration and development of numerous multi-million dollar mining projects spans the world. Over a six year period with Hanna Mining, he initially directed process development work as project manager and subsequently as President and General Manager, for the Cerro Matoso ferro-nickel project in Columbia where he was instrumental in 1979 in organizing a US$450 million financing involving World Bank, Exim, and a group of 52 private banks led by Chase Manhattan.

Brian Morrison, Director

Mr. Morrison has over 6 years of industry experience in the area of public company administration. Currently Mr. Morrison is a consultant for TSX-V listed junior mining companies and is a director of Saber Capital Corp., High North Resources Ltd., Decade Resources Ltd., Windfire Capital Corp., Touchdown Resources Inc. and Redhill Resources Corp. Prior to that, he was an Account Manager for public companies at Computershare Investor Services. Mr. Morrison received a Bachelor of Commerce degree from the University of Northern British Columbia in 2004 and completed the Canadian Securities Course in 2006.

Edward Burylo

Edward Burylo is a successful businessman with over 40 years of experience in the public markets. Mr. Burylo is currently a Director of Arctic Hunter Energy Inc., a TSX Venture listed Company.

Family Relationships

There are no familial or marital relationships that exist amongst our officers and directors.

Arrangements

There are no arrangements or understandings between any of our directors or executive officers, and with our major shareholders, customers, suppliers or others, pursuant to which they were selected to be a director or executive officers.

B.	Compensation.

We are required, under applicable securities legislation in Canada, to disclose to our shareholders details of compensation paid to our directors and members of our administrative, supervisory or management bodies. The following fairly reflects all material information regarding compensation paid to our directors and members of our administrative, supervisory or management bodies in our fiscal year ended November 30, 2012.

We pay $1,000 per month to our directors for their services in their capacity as directors from May 1, 2012 onwards. The board of directors may award special remuneration to any director undertaking any special services on our behalf other than services ordinarily required of a director. Other than as indicated below, no director received any compensation for his or her services as a director, including committee participation and/or special assignments.

2012 Summary Compensation Table

				LONG-TERM
NAME AND PRINCIPAL POSITION	ANNUAL COMPENSATION		COMPENSATION
		Other
		Annual			LTIP
	Salary	Compensation	Awards		payouts	Other
			Restricted	Options/
			Stocks	SARs(1)

Tim Coupland : Former President, Chief Executive Officer and Director(2)	$337,500	-	Nil	$12,256	Nil	$12,000(6)
Gord Steblin: CFO	-	$76,000(3)	Nil	$19,184	Nil	Nil
Robert Hall: Vice President Corporate Development and Director	$80,000	-	Nil	$19,184	Nil	Nil
Stuart Rogers: Interim CEO		$47,500(5)	Nil	$14,991	Nil	Nil
Stuart Rogers: Director		$2,000(5)	Nil	$9,191	Nil	Nil
Brian Morrison (appointed Sept. 5, 2008) Director	-	$7,000(4)	Nil	$19,184	Nil	Nil
Edward Burylo (appointed Dec. 17, 2008) Director	-	$7,000(4)	Nil	$19,184	Nil	Nil
Guido Cloetens (appointed July 10, 2012) Director	-	$5,000(4)	Nil	$16,607	Nil	Nil
Tom Ogryzlo (appointed July 10, 2010) Director	-	$5,000(4)	Nil	$16,607	Nil	Nil
Tamiko Coupland: Former Corporate Secretary	$25,000(7)	--	Nil	--	Nil	Nil

Notes:

(1)

“Securities Under Options/SARs Granted” are grants made under the stock option plan of the Company. “SAR” means stock appreciation rights. Stock options were granted on January 9, 2012 with a calculated fair value of $0.12255 per share, July 10, 2012 with a calculated fair value of $0.08819 per share and October 12, 2012 with a calculated fair value of $0.09993 per share using the Black Scholes option pricing model.

(2)	Mr. Coupland resigned July 10, 2012 and this amount includes $204,167 paid as severance.

(3)	Fees paid to a company controlled by Mr. Steblin for accounting services.

(4)	These amounts are directors fees paid to entities controlled by the named director.

(5)	Fees paid to a company controlled by Mr. Rogers for CEO and director fees.

(6)	Vehicle allowance.

(7)	Resigned February 1, 2012.

The table below sets forth the stock options granted to the Company’s director and officers during the fiscal year ended November 30, 2012:

	Number of Common	Exercise Price
Director or Officer	Shares	($)	Expiry Date
Guido Cloetens	75,000	0.165	July 10, 2015
	100,000	0.20	October 12, 2015
Tom Ogryzlo	75,000	0.165	July 10, 2015
	100,000	0.20	October 12, 2015
Brian Morrison	75,000	0.21	January 9, 2015
	100,000	0.20	October 12, 2015
Edward Burylo	75,000	0.21	January 9, 2015
	100,000	0.20	October 12, 2015
Stuart Rogers	75,000(1)	0.21	January 9, 2015
	150,000(1)	0.20	October 12, 2015
Robert Hall	75,000	0.21	January 9, 2015
	100,000	0.20	October 12, 2015
Gord Steblin	75,000	0.21	January 9, 2015
	100,000	0.20	October 12, 2015
Tim Coupland	100,000(2)	0.21	January 9, 2015

(1)	These options were issued to West Oak Capital Group, a private company owned by Stuart Rogers.

(2)	These options were cancelled during the year ended November 30, 2012 due to the resignation of Tim Coupland.

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

C.	Board Practices.

General

For a discussion of our directors’ terms in office, please see “Item 6.A.”

The directors hold office until the next annual general meeting of the shareholders, at which time they may stand for re-election. We are required to hold an annual general meeting within fifteen months from the last annual general meeting. Our most recent annual general meeting was held on June 18, 2012.

Service Contracts

There are no director service contracts.

Audit Committee

Our Board of Directors has one committee, an audit committee. We do not have a compensation or remuneration committee.

Our audit committee is comprised of Stuart Rogers, Brian Morrison and Guido Cloetens. The audit committee performs the following functions, among others:

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

The specific functions and responsibilities of the audit committee are set forth in our audit committee charter. We have determined that Stuart Rogers qualifies as an audit committee financial expert, pursuant to SEC regulations and section 803 of the NYSE MKT Company Guide. Members of the audit committee satisfy the financial literacy requirements for audit committee members under the SEC rules and regulations. We have determined that Messrs. Morrison, and Cloetens are independent directors in accordance with Rule 10A-3 under the Exchange Act and Section 803 of the NYSE MKT Company Guide.

In order to act in a forward-thinking manner, our board of directors intends to elect a compensation committee in 2013 whose members will include members of the audit committee, to complete the following functions, among others:

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

  Recommends to the board for its approval and, where appropriate, submission to our stockholders, incentive compensation plans and equity-based plans;

  Recommends to the board for its approval changes to executive compensation policies and programs; and

  Reviews and approves all special executive employment, compensation and retirement arrangements.

D.	Employees.

At the end of the fiscal year ended November 30, 2012, we had one employee being the Vice President of Corporate Development. The employee was located in British Columbia. We hire contractors on an as-needed basis for geological services and other trades and when required, we have retained geological and other consultants to conduct work programs on our oil and gas and mineral property interests. Our Chief Executive Officer and Chief Financial Officer are both engaged by the Company as consultants.

E.	Share Ownership.

Our directors and officers beneficially own the following shares as of the date of this Annual Report:

Common Shares

	Number of Common Shares	Percentage of Outstanding
Director or Officer	Owned	(%)(1)
Guido Cloetens	2,215,000	10.35
Tom Ogryzlo	-	-
Brian Morrison	19,500	0.02
Edward Burylo	3,800	-
Stuart Rogers	114,000	0.53
Robert Hall	72,700	0.34
Gord Steblin	1,000	-

Notes:

(1)	Percentages are based on 21,403,979 shares of common stock issued and outstanding as of the date of this Annual Report.

Stock Options

The following incentive stock options are currently outstanding to our directors and officers as of the date of this Annual Report:

Shares that may be Purchased Upon Exercise of Stock Options

	Number of Common	Exercise Price
Director or Officer	Shares	($)	Expiry Date
Guido Cloetens	75,000	0.165	July 10, 2015
	100,000	0.20	October 12, 2015
Tom Ogryzlo	75,000	0.165	July 10, 2015
	100,000	0.20	October 12, 2015
Brian Morrison	30,000	1.00	July 2, 2014
	75,000	0.21	January 9, 2015
	100,000	0.20	October 12, 2015
Edward Burylo	50,000	1.00	July 2, 2014
	75,000	0.21	January 9, 2015
	100,000	0.20	October 12, 2015
Stuart Rogers	50,000	1.00	July 2, 2014
	75,000(1)	0.21	January 9, 2015
	150,000(1)	0.20	October 12, 2015
Robert Hall	50,000	1.00	July 2, 2014
	75,000	0.21	January 9, 2015
	100,000	0.20	October 12, 2015
Gord Steblin	50,000	1.00	July 2, 2014
	75,000	0.21	January 9, 2015
	100,000	0.20	October 12, 2015

(1)	These options were issued to West Oak Capital Group, a private company owned by Stuart Rogers.

At the annual general meeting of our shareholders held on June 18, 2012, our company’s stock option plan was proposed, and approved, and subsequently filed with the TSX-V.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders.

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

Changes in Ownership Percentage

To the knowledge of the Company, the significant changes over the last three years in the percentage of the issued share capital for the Company held by major shareholders, either directly or by virtue of ownership of our common shares are noted below.

Identity of Person or Group(1)	2012	2011	2010
Guido Cloetens(3)	10.81%	-	-
Tim Coupland(4)(5)	5.03%	8.94%	9.05%

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

(2)

Percentages are based on in: (1) 2012: 21,403,979 shares of common stock issued and outstanding as of April 5, 2013; (2) 2011: 21,403,979 shares of common stock issued and outstanding as of March 27, 2013; and (3) 2010: 21,403,979 shares of common stock issued and outstanding as of March 29, 2011; unless otherwise noted.

(3)	Guido Cloetens beneficially owns 2,314,000 common shares including 2,139,000 common shares and 175,000 common shares acquirable upon exercise of outstanding stock options for a total of 10.81%.

(4)

In 2011, Tim Coupland beneficially owned 1,912,517 common shares including 1,077,517 common shares and 835,000 common shares acquirable upon exercise of outstanding stock options for a total of 8.94%. Tim Coupland holds 802,485 shares directly, T8X Capital Ltd., of which Tim Coupland is a 100% owner, holds 275,032 shares and 835,000 stock options.

(5)

As of July 10, 2012, Tim Coupland beneficially owned 1,077,517 common shares for a total of 5.03%. Tim Coupland held 802,485 shares directly, T8X Capital Ltd., of which Tim Coupland is a 100% owner, holds 275,032 shares. His current shareholdings cannot be confirmed as he is no longer an insider of the Company.

Voting Rights

Our major shareholders do not have any different voting rights than other shareholders.

Corporate or Foreign Government Ownership

We are not controlled directly or indirectly by any other corporation or any other foreign government or by any other natural or legal person, severally or jointly.

Geographic Breakdown of Shareholders

The following lists the geographical distribution of shareholders at February 28, 2013:

	Number of registered
Location	shareholders	Number of shares
Canada	7	21,387,059
United States	3	4,200
Other	4	12,720
Total	14	21,403,979

Shares registered in intermediaries are assumed to be held by residents of the same country in which the clearing-house is located.

Change of Control

There are no arrangements for which through their operation, at a subsequent date, may result in a change in our control.

Contingencies

We are aware of no contingencies or pending legal proceedings as of April 5, 2013.

B.	Related Party Transactions.

TRANSACTIONS WITH RELATED PARTIES

Our board of directors consists of Guido Cloetens, Tom Ogryzlo, Robert Hall, Brian Morrison, Edward Burylo and Stuart Rogers. Stuart Rogers is our Chief Executive Officer, Robert Hall is our Vice President of Corporate Development and Gord Steblin is our Chief Financial Officer. We paid or accrued amounts to related parties as follows:

	For the Year Ended November 30
	2012	2011	2010
	($)	($)	($)
Secretarial fees paid to an individual related to Mr. Tim Coupland	-	-	15,000
Management fees paid to a company controlled by Mr. Stuart Rogers	47,500	-	-
Management fees paid to a company controlled by Mr. Tim Coupland	-	-	50,000
Director fees paid to a company controlled by Mr. Robert Hall	-	-	15,000
Director fees paid to a company controlled by Mr. Stuart Rogers	2,000	1,000	27,000
Director fees paid to Mr. Edward Burylo	7,000	1,000	27,000
Director fees paid to Mr. Brian Morrison	7,000	1,000	27,000
Director fees paid to Mr. Guido Cloetens	5,000	-	-
Director fees paid to Mr. Tom Ogryzlo	5,000	-	-
Accounting fees paid to a company controlled by Mr. Gord Steblin	76,000	70,500	76,000
Salaries and benefits paid to Mr. Tim Coupland*	349,500	362,000	361,428
Salaries and benefits paid to Mr. Rob Hall	80,000	80,000	80,000
Salaries and benefits paid to Ms. Tamiko Coupland**	25,000	60,000	60,000
	$604,000	$575,500	$738,428

*	Resigned July 10, 2012 and this total includes a severance fee of $204,167.
**	Resigned February 1, 2012

During the year ended November 30, 2012, the Company sold plant, property and equipment to Arctic Hunter Energy Inc., a company with directors and officers in common, for proceeds of $8,000 (2011- $Nil), resulting in a gain of $8,000 (2011-$Nil).

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

Other than disclosed herein, no director or senior officer, and no associate or affiliate of the foregoing persons, and no insider has or has had any material interest, direct or indirect, in any transactions, or in any other proposed transaction, during the year ended November 30, 2012.

C.	Interests of Experts and Counsel.

None.

ITEM 8. FINANCIAL INFORMATION

A.	Financial Statements and Other Financial Information.

Financial Statements

As required, we have included the following as audited by an independent auditor and accompanied by an audit report, as of November 30, 2012, with the exception of the Supplementary Oil and Gas Reserve Estimation and Disclosures.

  Statements of financial position as at November 30, 2012 and 2011, and December 1, 2010;

  Statements of loss and comprehensive loss for the fiscal years ended November 30, 2012 and 2011;

  Statements of cash flows for the fiscal years ended November 30, 2012 and 2011;

  Statements of changes in shareholders’ equity for the fiscal years ended November 30, 2012 and 2011 ;

  Related notes and schedules; and

  Supplementary Oil and Gas Reserve Estimation and Disclosures – Unaudited.

Legal Proceedings

We are not involved in any litigation or legal proceedings and to our knowledge, no material legal proceedings involving us are to be initiated against us.

Dividends

We have never paid any dividends and do not intend to pay any dividends in the near future.

B.	Significant Changes.

Since the fiscal period ended November 30, 2012, no changes have taken place which may materially affect the interpretation of our company’s financial statements.

ITEM 9. THE OFFER AND LISTING

A.	Offer and Listing Details.

Our common shares trade on the TSX-V under symbol “ASX”, on the OTCBB under symbol “ASXSF” and on the Frankfurt Exchange under symbol “QLD”. Our shares have traded on the TSX-V, and on its predecessor, the Alberta Stock Exchange, since December 5, 1997. The following table sets forth the high and low closing prices in Canadian funds of our common shares traded on the TSX-V and its predecessor:

Period	High	Low
December 1, 2007 to November 30, 2008	$3.45	$0.60
December 1, 2008 to November 30, 2009	$1.30	$0.50
December 1, 2009 to November 30, 2010	$1.20	$0.37
December 1, 2010 to November 30, 2011	$0.70	$0.20
December 1, 2011 to November 30, 2012	$0.26	$0.17

Period	High	Low
December 2010 to February 2011	$0.70	$0.44
March 2011 to May 2011	$0.59	$0.39
June 2011 to August 2011	$0.44	$0.26
September 2011 to November 2011	$0.27	$0.20
December 2011 to February 2012	$0.26	$0.20
March 2012 to May 2012	$0.26	$0.17
June 2012 to August 2012	$0.20	$0.17
September 2012 to November 2012	$0.23	$0.17

Period	High	Low
September 2012	$0.23	$0.19
October 2012	$0.23	$0.19
November 2012	$0.19	$0.17
December 2012	$0.18	$0.16
January 2013	$0.17	$0.16
February 2013	$0.19	$0.16

Our common shares have been quoted for trading on the OTCBB since July 16, 2002; no trades in our common shares occurred on this quotation system until January 29, 2003. The following sets forth the high and low closing prices in United States funds of our common shares traded on the OTCBB since this date:

Period		High		Low
December 1, 2007 to November 30, 2008	US$	3.50	US$	0.50
December 1, 2008 to November 30, 2009	US$	1.10	US$	0.40
December 1, 2009 to November 30, 2010	US$	1.20	US$	0.33
December 1, 2010 to November 30, 2011	US$	0.71	US$	0.18
December 1, 2011 to November 30, 2012	US$	0.27	US$	0.16

Period		High		Low
December 2010 to February 2011	US$	0.71	US$	0.43
March 2011 to May 2011	US$	0.64	US$	0.40
June 2011 to August 2011	US$	0.44	US$	0.26
September 2011 to November 2011	US$	0.27	US$	0.18
December 2011 to February 2012	US$	0.26	US$	0.18
March 2012 to May 2012	US$	0.27	US$	0.16
June 2012 to August 2012	US$	0.20	US$	0.16
September 2012 to November 2012	US$	0.26	US$	0.16

Period		High		Low
September 2012	US$	0.26	US$	0.19
October 2012	US$	0.23	US$	0.18
November 2012	US$	0.18	US$	0.16
December 2012	US$	0.18	US$	0.15
January 2013	US$	0.17	US$	0.16
February 2013	US$	0.16	US$	0.16

B.	Plan of Distribution.

Not applicable.

C.	Markets.

Our common shares trade on the TSX-V under the symbol “ASX”, on the OTCBB under the symbol “ASXSF” and on the Frankfurt Exchange under the symbol “QLD”. Our shares have traded on the TSX-V and on its predecessor, the Alberta Stock Exchange, since December 5, 1997; the OTCBB since July 16, 2002. However, no trades in our common shares occurred on the OTCBB market until January 29, 2003.

D.	Selling Shareholders.

Not applicable.

E.	Dilution.

Not applicable.

F.	Expenses of the Issue.

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital.

Not required.

B.	Memorandum and Articles of Association.

The information required by this Section was previously disclosed, along with our Certificate of Incorporation, Certificate of Amendment, Registration of Restated Articles, Bylaws and Articles of Association, all of which is hereby incorporated by reference, in our Form 20-F registration statement filed with the Securities and Exchange Commission on June 8, 2001.

C.	Material Contracts.

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

2.

Consulting Agreement between Goring Development Corp. and the Company dated February 1, 2012 with respect to services rendered in the capacity of Chief Financial Officer at an annual amount of $78,000 filed as an exhibit to this Form 20-F.

3.

The Company entered into an employment contract dated March 30, 2007 and amended February 1, 2012 with Tom Coupland, for an indefinte term. Effective February 1, 2012, the base salary was reduced from $350,000 per annum to $180,000 per annum. On July 10, 2012, Mr. Coupland resigned and $204,167 was paid on the termination of his employment agreement.

D.	Exchange Controls.

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

E.	Taxation.

Certain United States Federal Income Tax Considerations

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of common shares.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of common shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. Except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local tax, and foreign tax consequences relating to the acquisition, ownership and disposition of common shares.

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

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including the following: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that own common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold common shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) partnerships and other pass-through entities (and investors in such partnerships and entities); or (i) U.S. Holders that own or have owned (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of the Company. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are (a) U.S. expatriates or former long-term residents of the U.S. subject to Section 877 of the Code, (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Income Tax Act (Canada) (“Tax Act”); (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold common shares in connection with carrying on a business in Canada; (d) persons whose common shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local tax, and foreign tax consequences relating to the acquisition, ownership and disposition of common shares.

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

Passive Foreign Investment Company Rules

If the Company is considered a “passive foreign investment company” under the meaning of Section 1297 of the Code (a “PFIC”) at any time during a U.S. Holder’s holding period, the following sections will generally describe the U.S. federal income tax consequences to the U.S. Holder of the acquisition, ownership, and disposition of common shares. In addition, in any year in which the Company is classified as a PFIC, such holder may be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file a IRS Form 8621.

PFIC Status of the Company

The Company generally will be a PFIC if, for a tax year, (a) 75% or more of the gross income of the Company for such tax year is passive income or (b) 50% or more of the value of our assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets. “Gross income” generally includes all revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all (85% or more) of a foreign corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business or supplies regularly used or consumed in the ordinary course of its trade or business, and certain other requirements are satisfied.

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

The Company believes that it qualified as a PFIC for the tax year ended November 30, 2009 and during prior tax years. However, no determination has been made regarding our PFIC status for the tax years ended November 30, 2010, 2011 and 2012. The determination of whether a corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether a corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or a Subsidiary PFIC) concerning its PFIC status. Each U.S. Holder should consult its own tax advisor regarding the PFIC status of the Company and each Subsidiary PFIC.

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

General Taxation of Distributions

Subject to the PFIC rules discussed above, a U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Common Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the common shares and thereafter as gain from the sale or exchange of such common shares. (See “ Sale or Other Taxable Disposition of common shares” below). However, the Company may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to the common shares will constitute ordinary dividend income. Dividends received on common shares generally will not be eligible for the “dividends received deduction”. Subject to applicable limitations and provided that the Company is eligible for the benefits of the Canada-U.S. Tax Convention, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC (as defined below) in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

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

Additional Tax on Passive Income

Individuals, estates and certain trusts whose income exceeds certain thresholds will be required to pay a 3.8% Medicare surtax on “net investment income” including, among other things, dividends and net gain from disposition of property (other than property held in certain trades or businesses). U.S. Holders should consult their own tax advisors regarding the effect, if any, of this tax on their ownership and disposition of common shares.

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their common shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

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

ALL PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF PURCHASING THE COMMON SHARES.

F.	Dividends and Paying Agents.

Not applicable.

G.	Statement by Experts.

Not applicable.

H.	Documents on Display.

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

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A. Quantitative Information About Market Risk.

Transaction Risk and Currency Risk Management

Our operations do not employ financial instruments or derivatives; and given that we keep our excess funds in high-grade short-term instruments, there are no significant or unusual financial market risks.

B. Qualitative Information About Market Risk.

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

There has been virtually no difference in our operations due to the affect of foreign exchange rate fluctuation in the period ended November 30, 2012.

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

ITEM 12. DESCRIPTIONS OF SECURITIES OTHER THAN EQUITY SECURITIES.

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

A-D.

None.

E. Use of Proceeds.

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES.

A.	Disclosure Controls and Procedures

At the end of the period covered by this annual report for the fiscal year ended November 30, 2012, an evaluation was carried out under the supervision of, and with the participation of, our management, including our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act). Based upon that evaluation, our CEO and CFO have concluded that the disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by us in reports that are filed or submitted under the Exchange Act are (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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

Management, including the CEO and CFO, assessed the effectiveness of our internal control over financial reporting as of November 30, 2012. In making this assessment, management used the criteria set forth in the Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, management has concluded that, as of November 30, 2012, our internal control over financial reporting was effective and no material weaknesses in our internal control over financial reporting were discovered.

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

D.	Changes in Internal Control Over Financial Reporting.

Based upon their evaluation of our controls, senior management of the Company have concluded that, there were no significant changes in our internal control over financial reporting or in other factors during our last fiscal year that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT.

Our Board of Directors has determined that Tom Ogryzlo, a member of our Audit Committee, is the Audit Committee financial expert and an independent director as defined in Item 16A of Form 20-F and Section 803 of the NYSE MKT Company Guide.

ITEM 16B. CODE OF ETHICS.

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

ITEM 16C - PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees and Services

James Stafford, Chartered Accountants, audited our financial statements for fiscal 2012 and 2011. The following is an aggregate of fees rendered during each of the years ended November 30, 2012 and 2011 for professional services rendered by our principal accountants:

	2012	2011
Audit fees - auditing of our annual financial statements and preparation of auditors’ report.	$39,000	$50,752
Tax fees - preparation	4,000	4,433
All other fees – other services provided by our principal accountants.	-	-
Total fees paid or accrued to our principal accountants	$43,000	$55,185

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

In general, we seek to obtain non-audit services from our principal accountants only when the services offered by our principal accountants are more effective or economical than services available from other service providers, and, to the extent possible, only after competitive bidding. These determinations are among the key practices adopted by the audit committee effective during fiscal 2012. The board has adopted policies and procedures for pre-approving work performed by our principal accountants.

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUERS AND AFFILIATED PURCHASERS.

We did not repurchase any common shares in the fiscal year ended November 30, 2012.

ITEM 16F. CHANGE IN CERTIFYING ACCOUNTANT.

None.

ITEM 16G. CORPORATE GOVERNANCE.

Not applicable.

ITEM 16H. MINE SAFETY DISCLOSURE.

Not applicable.

PART III

ITEM 17 - FINANCIAL STATEMENTS

Not applicable.

ITEM 18 - FINANCIAL STATEMENTS

The financial statements and schedules appear on Pages F-1 through F-53 of this Annual Report and are incorporated herein by reference. Our audited financial statements as prepared by our management and approved by the audit committee include:

  our statements of financial position as at November 30, 2012, and 2011, and 1 December 2010;

  the following statements for the fiscal years ended November 30, 2012 and 2011:

  statements of loss and comprehensive loss; and

  statements of cash flows;

  our statements of changes in shareholders’ equity for the fiscal years ended November 30, 2012 and 2011;

  notes to the financial statements; and

  Supplementary Oil and Gas Reserve Estimation and Disclosures – Unaudited.

All of these were audited by our auditor, James Stafford, Chartered Accountants, with the exception of the Supplementary Oil and Gas Reserve Estimation and Disclosures.

The financial statements are prepared in accordance with IFRS as issued by the IASB. All figures are expressed in Canadian dollars.

ITEM 19 - EXHIBITS

Financial Statements

Page
Description
Financial Statements and Notes	F-1 - F-47
Supplementary Oil and Gas Reserve Estimation and Disclosures - Unaudited	F-48 - F-53

Exhibits

The following exhibits are included herein, except for the exhibits marked with a bracketed number, which are incorporated herein by reference.

Exhibit No.	Exhibit Title
1.1(1)	Certificate of Incorporation and Certificate of Amendment and Registration of Restated Articles
1.2(1)	Bylaws
1.3(1)	Articles of Association
4.1(2)	Stock Option Plan as approved annually without change by Shareholders
4.2*(2)	Employment Agreement dated March 30, 2007 between Alberta Star Development Corp. and Mr. Tim Coupland, President and CEO
4.3(2)	Financial Public Relations Service Agreement dated December 15, 2007 between Alberta Star Development Corp. and MI3 Communications Financieres Inc.
4.4(3)	Shareholder Rights Plan Agreement dated October 10, 2008 between Alberta Star Development Corp. and MI3 Computershare Trust Company of Canada
4.5(4)	Financial Public Relations Service Agreement dated November 4, 2009 between Alberta Star Development Corp. and Progressive IR Consultants Corp.

4.6(5)	Agreement of Purchase and Sale made as of August 5, 2010 between Western Plains Petroleum Ltd. and Alberta Star Development Corp.
4.7(5)	Asset Purchase Agreement made as of August 25, 2010 between Western Plains Petroleum Ltd. and Alberta Star Development Corp.
4.8(5)	Sub-participation Agreement made as of October 14, 2010 between Arctic Hunter Uranium Inc. and Alberta Star Development Corp.
4.9(5)	Joint Operating Agreement made as of August 5, 2010 between Western Plains Petroleum Ltd. and Alberta Star Development Corp.
4.10(6)	Employment Agreement dated February 1, 2012 between Alberta Star Development Corp. and Mr. Tim Coupland, President and CEO
4.11(6)	Employment Agreement dated February 1, 2012 between Alberta Star Development Corp. and Mr. Rob Hall, Vice President Corporate Development
4.12(6)	Consulting Agreement dated February 1, 2012 between Alberta Star Development Corp. and Goring Development Corp., acting as CFO
11.1(2)	Code of Ethics
12.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Report and Consent of Petrotech
15.2	Consent of James Stafford, Chartered Accountants
*	Indicates management contract or compensatory plan or arrangement.
(1)	incorporated by reference from our Form 20-F that was filed with the commission on June 8, 2001
(2)	incorporated by reference from our Form 20-F that was filed with the commission on April 8, 2008
(3)	incorporated by reference from our Form 20-F that was filed with the commission on March 24, 2009
(4)	Incorporated by reference from our Form 20-F that was filed with the commission on April 12, 2010
(5)	Incorporated by reference from our Form 20-F that was filed with the commission on May 17, 2011
(6)	Incorporated by reference from our Form 20-F that was filed with the commission on April 5, 2012

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for annual report filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ALBERTA STAR DEVELOPMENT CORP.
Dated: April 5, 2013
By: “Stuart Rogers”
Stuart Rogers, CEO

Financial Statements

30 November 2012

(Expressed in Canadian dollars)

JAMES STAFFORD
INDEPENDENT AUDITOR’S REPORT	James Stafford, Inc. Chartered Accountants Suite 350 – 1111 Melville Street Vancouver, British Columbia Canada V6E 3V6 Telephone +1 604 669 0711 Facsimile +1 604 669 0754 www.JamesStafford.ca

To the Shareholders of Alberta Star Development Corp.

We have audited the accompanying financial statements of Alberta Star Development Corp. which comprise the statements of financial position as at 30 November 2012, 30 November 2011 and 1 December 2010, and the statements of loss and comprehensive loss, cash flows and changes in equity for the years ended 30 November 2012 and 30 November 2011, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

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

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of Alberta Star Development Corp. as at 30 November 2012, 30 November 2011 and 1 December 2010, and the results of its operations and its cash flows for the years ended 30 November 2012 and 30 November 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the financial statements, which describes matters and conditions that indicate the existence of a material uncertainty that raises substantial doubt about the ability of Alberta Star Development Corp. to continue as a going concern, including a net loss of $3,475,613 as at and for the year ended 30 November 2012 and accumulated deficit of $54,734,902 since inception.

Chartered Accountants

Vancouver, Canada
26 March 2013

Alberta Star Development Corp.
Statements of Financial Position
(Expressed in Canadian dollars)

	Notes	As at 30 November 2012 $	As at 30 November 2011 $	As at 1 December 2010 $
			(Note 4)	(Note 4)
ASSETS
Current assets
Cash and cash equivalents	5	6,997,109	7,780,441	9,456,219
Trade and other receivables	6	174,127	235,489	247,030
Prepaid expenses	7	11,952	14,161	36,139

		7,183,188	8,030,091	9,739,388

Exploration and evaluation properties	8	-	729,515	210,260
Property, plant and equipment	9	1,455,645	3,329,456	3,656,257
Total assets		8,638,833	12,089,062	13,605,905
EQUITY AND LIABILITIES
Current liabilities
Trade and other payables	11	1,469,037	1,643,829	1,713,640
Decommissioning liabilities	10	602,889	552,435	489,180
Total liabilities		2,071,926	2,196,264	2,202,820
Equity
Common shares	12	47,573,745	47,573,745	47,573,745
Contributed surplus	12	13,728,064	13,578,342	13,231,208
Warrant reserve	12	-	-	131,064
Deficit		(54,734,902)	(51,259,289)	(49,532,932)
Total equity		6,566,907	9,892,798	11,403,085
Total equity and liabilities		8,638,833	12,089,062	13,605,905

APPROVED BY THE BOARD:

“ Stuart Rogers”	Director	“ Robert Hall”	Director
Stuart Rogers		Robert Hall

The accompanying notes are an integral part of these financial statements.

Alberta Star Development Corp.
Statements of Loss and Comprehensive Loss
(Expressed in Canadian dollars)

		Year ended 30 November
	Notes	2012 $	2011 $
			(Note 4)
Revenue
Petroleum revenue		2,422,266	2,331,217
Petroleum royalties		(502,812)	(425,260)
Petroleum revenue, net of royalties		1,919,454	1,905,957
Operating expenses
Petroleum production and transportation		1,120,317	874,863
Depletion and depreciation	9	1,658,495	1,072,238
Net petroleum loss		(859,358)	(41,144)
General and administrative expenses	19	1,310,005	1,764,471
Loss before other items		(2,169,363)	(1,805,615)
Other items
Interest income		70,621	63,373
Rent recovery	18	2,000	-
Finance costs	10	(22,096)	(19,567)
Unrealized foreign exchange loss		(41,778)	(6,263)
Gain on sale of property, plant and equipment	9	18,518	57,435
Write-down of exploration and evaluation properties	8	(209,168)	(15,720)
Write-down of property, plant and equipment	9	(1,124,347)	-
Net loss and comprehensive loss		(3,475,613)	(1,726,357)
Loss per share
Basic	15	(0.162)	(0.081)
Diluted	15	(0.162)	(0.081)

The accompanying notes are an integral part of these financial statements.

Alberta Star Development Corp.
Statements of Cash Flows
(Expressed in Canadian dollars)

		Year ended 30 November
	Notes	2012 $	2011 $
			(Note 4)
OPERATING ACTIVITIES
Loss for the year		(3,475,613)	(1,726,357)
Adjustments for:
Finance costs	10	22,096	19,567
Accrued interest income		(216)	-
Depletion and depreciation	9	1,668,135	1,088,275
Gain on sale of property, plant and equipment	9	(18,518)	(57,435)
Share-based payments	13	149,722	216,070
Write-down of exploration and evaluation properties	8	209,168	15,720
Write-down of property, plant and equipment	9	1,124,347	-
Operating cash flows before movements in working capital
(Increase) decrease in trade and other receivables		24,227	(32,833)
Decrease in prepaid expenses		2,209	21,978
Decrease in trade and other payables		(174,792)	(69,811)
Cash used in operating activities		(469,235)	(524,826)
INVESTING ACTIVITIES
Purchase of property, plant and equipment	9	(385,254)	(722,134)
Purchase of exploration and evaluation expenditures	8	(22,361)	(675,720)
Recovery of exploration and evaluation expenditures	8	-	168,750
Recovery of plant, property and equipment	9	75,000	-
Proceeds on sale of property, plant and equipment	9	18,518	78,152
Cash used in investing activities		(314,097)	(1,150,952)
Decrease in cash and cash equivalents		(783,332)	(1,675,778)
Cash and cash equivalents, beginning of year		7,780,441	9,456,219
Cash and cash equivalents, end of year		6,997,109	7,780,441

Supplemental cash flow information (Note 20)

The accompanying notes are an integral part of these financial statements.

Alberta Star Development Corp.
Statements of Changes in Equity
(Expressed in Canadian dollars)

	Number of shares	Common shares $	Contributed surplus $	Warrant reserve $	Deficit $	Total $
Balances, 1 December 2010 (Note 4)	21,403,979	47,573,745	13,231,208	131,064	(49,532,932)	11,403,085
Share-based payments	-	-	216,070	-	-	216,070
Warrants expired	-	-	131,064	(131,064)	-	-
Net loss for the year	-	-	-	-	(1,726,357)	(1,726,357)
Balances, 30 November 2011 (Note 4)	21,403,979	47,573,745	13,578,342	-	(51,259,289)	9,892,798
Share-based payments	-	-	149,722	-	-	149,722
Net loss for the year	-	-	-	-	(3,475,613)	(3,475,613)
Balances, 30 November 2012	21,403,979	47,573,745	13,728,064	-	(54,734,902)	6,566,907

The accompanying notes are an integral part of these financial statements.

Alberta Star Development Corp.
Notes to the Financial Statements
30 November 2012
(Expressed in Canadian dollars)

1.	CORPORATE INFORMATION

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

The head office, principal address and registered and records office is located at Suite 506 - 675 West Hastings Street, Vancouver, British Columbia, V6B 1N2.

The Company’s financial statements as at 30 November 2012 and for the year then ended have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company has a loss of $3,475,613 for the year ended 30 November 2012 (2011 - $1,726,357) and has working capital of $5,714,151 at 30 November 2012 (30 November 2011 - $6,386,262, 1 December 2010 -$8,025,748).

The Company had cash and cash equivalents of $6,997,109 at 30 November 2012 (30 November 2011 - $7,780,441, 1 December 2010 - $9,456,219), but management cannot provide assurance that the Company will ultimately achieve profitable operations or become cash flow positive, or raise additional debt and/or equity capital. However, based on its prior demonstrated ability to raise capital, management believes that the Company’s capital resources should be adequate to continue operating and maintain its business strategy during fiscal 2013. However, if the Company is unable to raise additional capital in the future, management expects that the Company will need to curtail operations, liquidate assets, seek additional capital on less favourable terms and/or pursue other remedial measures. These financial statements do not include any adjustments related to the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

2.	BASIS OF PREPARATION

The financial statements of the Company for the years ended 30 November 2012, 30 November 2011 and as at 1 December 2010 were approved and authorized for issue by the Board of Directors on 26 March 2013.

2.1	Basis of presentation

The Company’s financial statements have been prepared on the historical cost basis except for certain financial instruments which are measured at fair value, as explained in Note 17, and are presented in Canadian dollars except where otherwise indicated.

Alberta Star Development Corp.
Notes to the Financial Statements
30 November 2012
(Expressed in Canadian dollars)

2.2	Statement of compliance

The financial statements of the Company have been prepared in accordance with and using accounting policies in full compliance with International Financial Reporting Standards (“IFRS”) and International Accounting Standards (“IAS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”), effective for the Company’s reporting for the years ended 30 November 2012, 30 November 2011 and as at 1 December 2010.

2.3	Adoption of new and revised standards and interpretations

At the date of authorization of these financial statements, the IASB and IFRIC have issued the following new and revised standards, amendments and interpretations which are not yet effective during the year ended 30 November 2012.

  IFRS 9 ‘Financial Instruments: Classification and Measurement’ is a new financial instruments standard effective for annual periods beginning on or after 1 January 2015 that replaces IAS 39 and IFRIC 9 for classification and measurement of financial assets and financial liabilities.

  IFRS 11 ‘Joint Arrangements’ is a new standard effective for annual periods beginning on or after 1 January 2013 that replaces IAS 31 and Standing Interpretations Committee Standards (“SIC”) 13.

  IFRS 13 ‘Fair Value Measurement’ is a new standard effective for annual periods beginning on or after 1 January 2013 that replaces fair value measurement guidance in other IFRSs.

  IAS 1 (Amendment) ‘Presentation of Financial Statements’ is effective for annual periods beginning on or after 1 July 2012 and includes amendments regarding presentation of items of other comprehensive income.

  IAS 19 (Amendment) ‘Employee Benefits’ is effective for annual periods beginning on or after 1 January 2013 and revises recognition and measurement of post-employment benefits.

The Company has not early adopted these standards, amendments and interpretations and anticipates that the application of these standards, amendments and interpretations will not have a material impact on the financial position and financial performance of the Company.

Alberta Star Development Corp.
Notes to the Financial Statements
30 November 2012
(Expressed in Canadian dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

3.1	Significant accounting judgments, estimates and assumptions

The preparation of the Company’s financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and reported amounts of income and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Areas requiring a significant degree of estimation and judgment relate to the recoverability of the carrying value of petroleum and natural gas assets, fair value measurements for financial instruments and share-based payments, the recognition and valuation of provisions for decommissioning liabilities, the recoverability and measurement of deferred tax assets and liabilities and ability to continue as a going concern. Actual results may differ from those estimates and judgments.

3.2	Cash and cash equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less.

3.3	Property, plant and equipment

Items of property, plant and equipment, which include petroleum and natural gas development and production assets, are measured at cost less accumulated depletion and depreciation and accumulated impairment losses, net of reversals. Development and production assets are grouped into cash generating units for impairment testing. When significant parts of an item of property, plant and equipment, including petroleum and natural gas interests, have different useful lives, they are accounted for as separate items.

Gains and losses on the disposal of an item of property, plant and equipment, including petroleum and natural gas interests, are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment and are recognized net in profit or loss.

Costs incurred subsequent to the determination of technical feasibility and commercial viability and the costs of replacing parts of property, plant and equipment are recognized as petroleum and natural gas development and production assets only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures are recognized in profit or loss as incurred. Such capitalized petroleum and natural gas assets generally represent costs incurred in developing proven and/or probable reserves and bringing on or enhancing production from such reserves. The carrying amount of any replaced or sold component is derecognized. The costs of the day-to-day servicing of oil and gas properties are recognized in profit or loss as incurred.

Alberta Star Development Corp.
Notes to the Financial Statements
30 November 2012
(Expressed in Canadian dollars)

The net carrying value of petroleum and natural gas development and production assets is depreciated using the unit of production method by reference to the ratio of production in the year to the related proven and probable reserves, including estimated future development costs. Future development costs are estimated taking into account the level of development required to bring reserves into production. These estimates are reviewed by independent reserve engineers at least annually. Changes in estimates such as quantities of proved and probable reserves that affect unit-of-production calculations are applied on a prospective basis.

Other items of property, plant and equipment are depreciated over their estimated useful lives using the declining balance method at the following annual rates with half the rate applied in year of acquisition:

Computer equipment	30%
Computer software	100%
Furniture and fixtures	20%
Equipment	20%

3.4	Exploration and evaluation properties

Exploration and evaluation expenditures include the costs of acquiring licenses, costs associated with exploration and evaluation activity, and the fair value (at acquisition date) of exploration and evaluation assets acquired in a business combination. Exploration and evaluation expenditures are capitalized. Costs incurred before the Company has obtained the legal rights to explore an area are recognized in profit or loss.

Option payments received are treated as a reduction of the carrying value of the related property and deferred costs until the receipts are in excess of costs incurred, at which time they are credited to income. Option payments are at the discretion of the optionee, and accordingly, are recorded on a cash basis.

Exploration and evaluation assets are assessed for impairment if (i) sufficient data exists to determine technical feasibility and commercial viability, and (ii) facts and circumstances suggest that the carrying amount exceeds the recoverable amount.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mining property and development assets within property, plant and equipment.

Recoverability of the carrying amount of any exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest.

Alberta Star Development Corp.
Notes to the Financial Statements
30 November 2012
(Expressed in Canadian dollars)

3.5	Revenue recognition

Petroleum and natural gas revenues are recorded when title passes, the amount is determinable and collection is reasonably assured.

3.6	Decommissioning, restoration and similar liabilities

The Company recognizes provisions for statutory, contractual, constructive or legal obligations associated with the reclamation of mineral properties and retirement of long-term assets, when those obligations result from the acquisition, construction, development or normal operation of the assets. The net present value of future cost estimates arising from the decommissioning of plant, site restoration work and other similar retirement activities is added to the carrying amount of the related asset, and depreciated on the same basis as the related asset, along with a corresponding increase in the provision in the period incurred. Discount rates using a pre-tax rate that reflect the current market assessments of the time value of money are used to calculate the net present value.

The Company’s estimates of reclamation costs could change as a result of changes in regulatory requirements, discount rates and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to the related asset with a corresponding entry to the provision.

Changes in the net present value, excluding changes in the Company’s estimates of reclamation costs, are charged to profit or loss for the period. The net present value of reclamation costs arising from subsequent site damage that is incurred on an ongoing basis during production are charged to profit or loss in the period incurred. The costs of reclamation projects that were included in the provision are recorded against the provision as incurred. The costs to prevent and control environmental impacts at specific properties are capitalized in accordance with the Company’s accounting policy for exploration and evaluation properties.

3.7	Share-based payments

Share-based payments to employees are measured at the fair value of the instruments issued and recognized over the vesting periods. Share-based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The corresponding amount is recorded to contributed surplus. The fair value of options is determined using the Black-Scholes Option Pricing Model which incorporates all market vesting conditions. The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that will eventually vest.

Alberta Star Development Corp.
Notes to the Financial Statements
30 November 2012
(Expressed in Canadian dollars)

3.8	Flow-through shares

Any premium received by the Company on the issuance of flow-through shares is initially recorded as a liability and included in trade and other payables. Upon renouncement by the Company of the tax benefits associated with the related expenditures, a deferred tax liability is recognized and the flow-through liability will be reversed. To the extent that suitable deferred tax assets are available, the Company will reduce the deferred tax liability and record a deferred tax recovery.

3.9	Taxation

Deferred tax is provided, using the liability method, on all temporary differences at the statement of financial position date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on the tax rates that have been enacted or substantively enacted at the reporting date.

3.10	Foreign currency translation

The Company’s reporting currency and the functional currency of all of its operations is the Canadian dollar as this is the principal currency of the economic environment in which it operates.

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the period-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items or on settlement of monetary items are recognized in profit or loss in the period in which they arise, except where deferred in equity as a qualifying cash flow or net investment hedge.

Alberta Star Development Corp.
Notes to the Financial Statements
30 November 2012
(Expressed in Canadian dollars)

Exchange differences arising on the translation of non-monetary items are recognized in other comprehensive income in the statement of comprehensive income to the extent that gains and losses arising on those non-monetary items are also recognized in other comprehensive income. Where the non-monetary gain or loss is recognized in profit or loss, the exchange component is also recognized in profit or loss.

3.11	Loss per share

Basic per share amounts are calculated by dividing the profit or loss attributable to shareholders of the Company by the weighted average number of shares outstanding during the period. Diluted per share amounts are determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares, which consist of share purchase warrants and stock options.

3.12	Financial assets

Financial assets are classified as financial assets at fair value through profit or loss (“FVTPL”), held-to-maturity, loans and receivables, available-for-sale financial assets, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. The Company determines the classification of its financial assets at initial recognition. Financial assets are recognized initially at fair value. The subsequent measurement of financial assets depends on their classification as follows:

Financial assets at FVTPL

Financial assets are classified as held for trading and are included in this category if acquired principally for the purpose of selling in the short term or if so designated by management. Derivatives, other than those designated as effective hedging instruments, are also categorized as held for trading. These assets are carried at fair value with gains or losses recognized in profit or loss. Transaction costs associated with financial assets at FVTPL are expensed as incurred. Cash and cash equivalents are included in this category of financial assets.

Held-to-maturity and loans and receivables

Held-to-maturity and loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are carried at amortized cost using the effective interest method if the time value of money is significant. Gains and losses are recognized in profit or loss when the financial assets classified in this category are derecognized or impaired, as well as through the amortization process. Transaction costs are included in the initial carrying amount of the asset. Trade and other receivables are classified as loans and receivables.

Alberta Star Development Corp.
Notes to the Financial Statements
30 November 2012
(Expressed in Canadian dollars)

Available-for-sale

Available-for-sale financial assets are those non-derivative financial assets that are not classified as loans and receivables. After initial recognition, available-for-sale financial assets are measured at fair value, with gains or losses recognized within other comprehensive income. Accumulated changes in fair value are recorded as a separate component of equity until the investment is derecognized or impaired. Transaction costs are included in the initial carrying amount of the asset.

The fair value is determined by reference to bid prices at the close of business on the reporting date. Where there is no active market, fair value is determined using valuation techniques. Where fair value cannot be reliably measured, assets are carried at cost.

Derivatives designated as hedging instruments in an effective hedge

The Company does not hold or have any exposure to derivative instruments.

3.13	Financial liabilities

Financial liabilities are classified as financial liabilities at FVTPL, derivatives designated as hedging instruments in an effective hedge, or as financial liabilities measured at amortized cost, as appropriate. The Company determines the classification of its financial liabilities at initial recognition. The measurement of financial liabilities depends on their classification, as follows:

Financial liabilities at FVTPL

Financial liabilities at FVTPL has two subcategories, including financial liabilities held for trading and those designated by management on initial recognition. Transaction costs on financial liabilities at FVTPL are expensed as incurred. These liabilities are carried at fair value with gains or losses recognized in profit or loss.

Financial liabilities measured at amortized cost

All other financial liabilities are initially recognized at fair value, net of transaction costs. After initial recognition, other financial liabilities are subsequently measured at amortized cost using the effective interest method. Amortized cost is calculated by taking into account any issue costs, and any discount or premium on settlement. Gains and losses arising on the repurchase, settlement or cancellation of liabilities are recognized respectively in interest, other revenues and finance costs. Trade payables are included in this category of financial liabilities.

Derivatives designated as hedging instruments in an effective hedge

The Company does not hold or have any exposure to derivative instruments.

3.14	Impairment of financial assets

Financial assets, other than financial assets at FVTPL, are assessed for indicators of impairment at each period end.

Alberta Star Development Corp.
Notes to the Financial Statements
30 November 2012
(Expressed in Canadian dollars)

Assets carried at amortized cost

If there is objective evidence that an impairment loss on assets carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced, with the amount of the loss recognized in profit or loss.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed to the extent that the carrying value of the asset does not exceed what the amortized cost would have been had the impairment not been recognized. Any subsequent reversal of an impairment loss is recognized in profit or loss.

Available-for-sale

If an available-for-sale financial asset is impaired, the cumulative loss previously recognized in equity is transferred to profit or loss. Any subsequent recovery in the fair value of the asset is recognized within other comprehensive income.

3.15	Derecognition of financial assets and liabilities

Financial assets are derecognized when the rights to receive cash flows from the assets expire or, the financial assets are transferred and the Company has transferred substantially all the risks and rewards of ownership of the financial assets. On derecognition of a financial asset, the difference between the asset’s carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized directly in equity is recognized in profit or loss.

For financial liabilities, they are derecognized when the obligation specified in the relevant contract is discharged, cancelled or expires. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

3.16	Impairment of non-financial assets

The carrying amount of the Company’s assets is reviewed for an indication of impairment at the end of each reporting period. If an indication of impairment exists, the Company makes an estimate of the asset’s recoverable amount. Individual assets are grouped for impairment assessment purposes at the lowest level at which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets. Recoverable amount of an asset group is the higher of its fair value less costs to sell and its value in use. In assessing value in use, the estimated future cash flows are adjusted for the risks specific to the asset group and are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money.

Alberta Star Development Corp.
Notes to the Financial Statements
30 November 2012
(Expressed in Canadian dollars)

Where the carrying amount of an asset group exceeds its recoverable amount, the asset group is considered impaired and is written down to its recoverable amount. Impairment losses are recognized in profit or loss.

An assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation, if no impairment loss had been recognized.

3.17	Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

3.18	Joint arrangements

Substantially all of the Company’s petroleum and natural gas exploration and development activities involve jointly controlled assets; accordingly, the financial statements reflect only the Company’s share of these jointly controlled assets and a proportionate share of the relevant revenue and related costs.

3.19	Comparative figures

Certain comparative figures have been adjusted to conform to the current year’s presentation.

4.	TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

4.1	Initial adoption of IFRS

IFRS 1 ‘First-time Adoption of International Financial Reporting Standards’ establishes guidance for the initial adoption of IFRS. The accounting policies in Note 3 have been applied consistently in preparing the financial statements for the year ended 30 November 2012. The financial statements for the year ended 30 November 2011 were prepared applying available standards under Canadian generally accepted accounting principles (“Canadian GAAP”). For the first-time adoption of IFRS, the comparative information for the year ended 30 November 2011 and the opening IFRS statement of financial position on 1 December 2010 (the “Transition Date”) have been revised where appropriate to conform with IFRS using various exemptions and options available under IFRS 1.

Alberta Star Development Corp.
Notes to the Financial Statements
30 November 2012
(Expressed in Canadian dollars)

4.2	Optional exemptions from full retrospective application

Share-based payments

IFRS 1 encourages, but does not require, first-time adopters to apply IFRS 2 “Share-based Payment” to equity instruments that were granted on or before 7 November 2002, or equity instruments that were granted subsequent to 7 November 2002 and vested before the Transition Date. The Company elected not to apply IFRS 2 to equity instruments that vested prior to the Transition Date. This resulted in no difference in share-based payments as at the Transition Date and for the year ended 30 November 2011.

Full cost accounting

IFRS 1 provides an exemption for entities that have used the full cost method of accounting under Canadian GAAP. The Company elected to measure oil and gas assets at the Transition Date on the following basis:

  Exploration and evaluation assets at the amount determined under Canadian GAAP; and

  Assets in the development or production phases at the amount determined for the cost center under Canadian GAAP, allocated to the cost center’s underlying assets pro rata using reserve values as at the Transition Date.

An impairment test was completed for each cash-generating unit as at the Transition Date and no impairment loss was recorded.

Decommissioning liabilities

IFRS 1 requires entities that have taken advantage of the full cost accounting election to measure their decommissioning liabilities on transition under IAS 37, “Provision, Contingent Liabilities and Contingent Assets” and to treat any difference between this amount and the amount recognized under Canadian GAAP as an adjustment to retained earnings or deficit.

4.3	Mandatory exception to full retrospective application

Estimates

In accordance with IFRS 1, the Company’s estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under Canadian GAAP unless there is objective evidence that those estimates were in error. The estimates previously made by the Company under Canadian GAAP were not revised for application of IFRS.

4.4	Reconciliation to previously reported financial statements

IFRS 1 requires an entity to reconcile its equity, comprehensive loss and cash flows to prior periods. The reconciliations between the previously reported financial results under Canadian GAAP and the current reported financial results under IFRS are as follows:

Alberta Star Development Corp.
Notes to the Financial Statements
30 November 2012
(Expressed in Canadian dollars)

Reconciliation of Statement of Financial Position as at 1 December 2010

	Notes	Canadian GAAP	IFRS Adjustments	IFRS

ASSETS

Current assets
Cash and cash equivalents		9,456,219	-	9,456,219
Trade and other receivables		247,030	-	247,030
Prepaid expenses		36,139	-	36,139

		9,739,388	-	9,739,388

Exploration and evaluation properties	(a)	-	210,260	210,260
Property, plant and equipment	(a)	3,866,517	(210,260)	3,656,257

Total assets		13,605,905	-	13,605,905

EQUITY AND LIABILITIES

Current liabilities
Trade and other payables		1,713,640	-	1,713,640

Decommissioning liability	(c)	352,780	136,400	489,180

Total liabilities		2,066,420	136,400	2,202,820

Equity
Common shares	(d)	37,397,902	10,175,843	47,573,745
Contributed surplus		13,231,208	-	13,231,208
Warrants reserve		131,064	-	131,064
Deficit	(c)(d)	(39,220,689)	(10,312,243)	(49,532,932)

Total equity		11,539,485	(136,400)	11,403,085

Total equity and liabilities		13,605,905	-	13,605,905

Alberta Star Development Corp.
Notes to the Financial Statements
30 November 2012
(Expressed in Canadian dollars)

Reconciliation of Statement of Financial Position as at 30 November 2011

	Notes	Canadian GAAP	IFRS Adjustments	IFRS

ASSETS

Current assets
Cash and cash equivalents		7,780,441	-	7,780,441
Trade and other receivables		235,489	-	235,489
Prepaid expenses		14,161	-	14,161

		8,030,091	-	8,030,091

Exploration and evaluation properties	(a)	-	729,515	729,515
Property, plant and equipment	(a)(b)(c)	3,352,686	(23,230)	3,329,456

Total assets		11,382,777	706,285	12,089,062

EQUITY AND LIABILITIES

Current liabilities
Trade and other payables		1,643,829	-	1,643,829

Decommissioning liability	(c)	459,354	93,081	552,435

Total liabilities		2,103,183	93,081	2,196,264

Equity
Common shares	(d)	37,397,902	10,175,843	47,573,745
Contributed surplus		13,578,342	-	13,578,342
Deficit	(b)(c)(d)	(41,696,650)	(9,562,639)	(51,259,289)

Total equity		9,279,594	613,204	9,892,798

Total equity and liabilities		11,382,777	706,285	12,089,062

Alberta Star Development Corp.
Notes to the Financial Statements
30 November 2012
(Expressed in Canadian dollars)

Reconciliation of Statement of Loss and Comprehensive Loss For the year ended 30 November 2011

	Notes	Canadian GAAP	IFRS Adjustments	IFRS

Revenue
Petroleum revenue		2,331,217	-	2,331,217
Petroleum royalties		(425,260)	-	(425,260)

Petroleum revenue, net of royalties		1,905,957	-	1,905,957

Operating expenses
Petroleum production and transportation		874,863	-	874,863
Depletion and depreciation	(b)	1,816,497	(744,259)	1,072,238
Accretion	(c)	24,912	(24,912)	-

Net petroleum income (loss)		(810,315)	769,171	(41,144)

Expenses
Mineral properties	(e)	15,720	(15,720)	-
General and administrative		1,764,471	-	1,764,471

Income (loss) before other items		(2,590,506)	784,891	(1,805,615)

Other items
Interest income		63,373	-	63,373
Finance costs	(c)	-	(19,567)	(19,567)
Foreign exchange loss		(6,263)	-	(6,263)
Gain on sale of plant, property and equipment		57,435	-	57,435
Write-down of exploration and evaluation properties	(e)	-	(15,720)	(15,720)

Net income (loss) and comprehensive income (loss)		(2,475,961)	749,604	(1,726,357)

Alberta Star Development Corp.
Notes to the Financial Statements
30 November 2012
(Expressed in Canadian dollars)

Reconciliation of Statement of Cash Flows for the year ended 30 November 2011

The transition to IFRS did not have a significant impact on the Company’s statement of cash flows for the year ended 30 November 2011. The transition adjustments recognized in the statements of financial position and the statement of loss and comprehensive loss have resulted in reclassifications of various amounts on the statement of cash flows. However, there were no significant changes to the total operating, financial or investing cash flows. As a result, no reconciliation has been prepared.

Differences between Canadian GAAP and IFRS

(a)	Full cost accounting

The Company reclassified $210,260 which represents the deferred costs related to unproven petroleum and natural gas properties to exploration and evaluation properties from property, plant and equipment as at the Transition Date. As at 30 November 2011, the Company reclassified $729,515 to exploration and evaluation properties.

(b)	Depletion and depreciation

Under Canadian GAAP, the full cost pool was depleted as one unit on a unit-of-production basis over proven reserves. Under IFRS, the Company depletes petroleum and natural gas interests on a unit-of-production basis over proven plus probable reserves. In addition, depletion is calculated at an individual component level.

The change in accounting policy related to depletion and depreciation resulted in a decrease in depletion, depreciation and amortization and a corresponding increase in property, plant and equipment of $744,259 for the year ended 30 November 2011.

(c)	Decommissioning liabilities

Under Canadian GAAP, decommissioning liabilities were discounted at a credit adjusted risk-free rate of 7%. Under IFRS, the estimated cash flow to abandon and remediate the wells and facilities has been discounted at a risk-free rate of 4% at the Transition Date. Upon transition to IFRS, this resulted in a $136,400 increase in the decommissioning liabilities with a corresponding increase in deficit. Under IFRS, the decommissioning liability is discounted at the end of each reporting period at the current risk-free discount rate. As at 30 November 2011, the Company re-measured the liabilities which resulted in a further difference of $37,974 recorded as a reduction in decommissioning liabilities with an offsetting entry to property, plant and equipment.

The accretion expense related to the decommissioning liabilities decreased by $5,345 for the year ended 30 November 2011 under IFRS compared to Canadian GAAP. Accretion expense is included in finance costs under IFRS.

Alberta Star Development Corp.
Notes to the Financial Statements
30 November 2012
(Expressed in Canadian dollars)

(d)	Flow-through shares

Flow-through shares are a unique Canadian tax incentive which is the subject of specific guidance under Canadian GAAP. Under Canadian GAAP, the Company accounted for the issue of flow-through shares in accordance with the provisions of the Canadian Institute of Chartered Accountants (the “CICA”) Emerging Issues Committee Abstract 146 ‘Flow-through Shares’. At the time of issue, the funds received are recorded as share capital. At the time of the filing of the renunciation of the qualifying flow-through expenditures to investors, the Company recorded a deferred tax liability with a charge directly to shareholders’ equity. Also under Canadian GAAP, a portion of the deferred tax assets that were not recognized in previous years, due to the recording of a valuation allowance, are recognized as a recovery of income taxes.

IFRS does not contain explicit guidance pertaining to this tax incentive. Therefore, the Company has adopted a policy whereby the premium paid for flow-through shares in excess of the market value of the shares without the flow-through features at the time of issue is initially recorded as a flow-through liability. Upon renunciation by the Company of the tax benefits associated with the related expenditures, a deferred tax liability is recognized and the flow-through liability is reversed, with any difference recorded as deferred tax expense. A portion of the deferred tax assets that were not recognized in previous years, due to the recording of a valuation allowance, will reduce the deferred tax liability and be recorded as a deferred tax recovery.

The change in accounting policy related to flow-through shares resulted in an increase in share capital and a corresponding increase in deficit of $9,436,156 as at the Transition Date. Further, the indemnification loss of $739,687 recorded as a reduction in share capital under Canadian GAAP has been reclassified as deferred tax expense under IFRS.

(e)	Exploration and evaluation properties

Under Canadian GAAP, the Company expensed mineral acquisition and exploration and evaluation costs on an individual property basis until the viability of a property was determined.

Under IFRS, the Company elected to capitalize mineral exploration and evaluation costs as incurred until it has been determined that a resource property can be economically developed as a result of establishing proven and probable reserves. The Company elected to test for impairment upon adoption of IFRS.

The change in accounting policy related to exploration and evaluation costs resulted in an increase in exploration and evaluation properties of $15,720, which was subsequently written down during the year ended 30 November 2011.

Alberta Star Development Corp.
Notes to the Financial Statements
30 November 2012
(Expressed in Canadian dollars)

5.	CASH AND CASH EQUIVALENTS

The Company’s cash and cash equivalents are denominated in the following currencies:

	As at 30 November 2012 $	As at 30 November 2011 $	As at 1 December 2010 $

Denominated in Canadian dollars	5,474,920	6,204,265	9,415,265
Denominated in U.S. dollars	1,522,189	1,576,176	40,954

Total cash and cash equivalents	6,997,109	7,780,441	9,456,219

6.	TRADE AND OTHER RECEIVABLES

The Company’s trade and other receivables arise from four main sources: petroleum and natural gas revenue receivable, Goods and Services Tax / Harmonized Sales Tax (“GST/HST”) receivable due from the government taxation authorities, interest receivable and other receivables from related parties. These are as follows:

	As at 30 November 2012 $	As at 30 November 2011 $	As at 1 December 2010 $

GST/HST receivable	9,202	25,951	34,675
Trade receivables	164,709	209,538	212,355
Interest receivable	216	-	-

Total trade and other receivables	174,127	235,489	247,030

Included in trade and other receivables are amounts due from a company related to the Company by way of management and directors in common of $1,273 (30 November 2011 - $Nil, 1 December 2010 - $Nil) which is disclosed in Note 18. The amounts are unsecured, non-interest bearing and has no fixed terms of repayment.

Alberta Star Development Corp.
Notes to the Financial Statements
30 November 2012
(Expressed in Canadian dollars)

7.	PREPAID EXPENSES

The Company’s prepaid expenses are as follows:

	As at 30 November 2012 $	As at 30 November 2011 $	As at 1 December 2010 $

Insurance	11,424	11,053	11,879
Prepaid rent expense	528	528	-
Other	-	2,580	24,260

Total prepaid expenses	11,952	14,161	36,139

Alberta Star Development Corp.
Notes to the Financial Statements
30 November 2012
(Expressed in Canadian dollars)

8.	EXPLORATION AND EVALUATION PROPERTIES

The Company’s exploration and evaluation properties expenditures for the year ended 30 November 2012 are as follows:

	Petroleum and
	Natural Gas	Contact Lake	Glacier Lake	Other
	Properties	Property	Property	Properties	Total
	$	$	$	$	$

ACQUISITION COSTS

Balance, 1 December 2011	701,510	-	-	-	701,510
Additions	8,006	-	-	-	8,006
Transfer to property, plant and equipment	(526,509)	-	-	-	(526,509)
Write-down	(183,007)	-	-	-	(183,007)
Balance, 30 November 2012	-	-	-	-	-

EXPLORATION AND EVALUATION COSTS

Balance, 1 December 2011	28,005	-	-	-	28,005
Camp costs and field supplies	-	1,575	-	-	1,575
Claim maintenance and permitting	-	5,134	6,227	1,419	12,780
Transfer to property, plant and equipment	(16,199)	-	-	-	(16,199)
Write-down	(11,806)	(6,709)	(6,227)	(1,419)	(26,161)
Balance, 30 November 2012	-	-	-	-	-

Total costs	-	-	-	-	-

Alberta Star Development Corp.
Notes to the Financial Statements
30 November 2012
(Expressed in Canadian dollars)

The Company’s exploration and evaluation properties expenditures for the year ended 30 November 2011 are as follows:

	Petroleum and
	Natural Gas	Contact Lake	Glacier Lake	Other
	Properties	Property	Property	Properties	Total
	$	$	$	$	$

ACQUISITION COSTS

Balance, 1 December 2010	41,510	-	-	-	41,510
Additions	660,000	-	-	-	660,000
Balance, 30 November 2011	701,510	-	-	-	701,510

EXPLORATION AND EVALUATION COSTS

Balance, 1 December 2010	168,750	-	-	-	168,750
Camp costs and field supplies	-	3,200	-	-	3,200
Claim maintenance and permitting	-	4,874	6,227	1,419	12,520
Decommissioning liabilities	28,005	-	-	-	28,005
Cost recovery	(168,750)	-	-	-	(168,750)
Write-down	-	(8,074)	(6,227)	(1,419)	(15,720)
Balance, 30 November 2011	28,005	-	-	-	28,005

Total costs	729,515	-	-	-	729,515

Alberta Star Development Corp.
Notes to the Financial Statements
30 November 2012
(Expressed in Canadian dollars)

Petroleum and natural gas properties

During the year ended 30 November 2012, the Company recorded a provision for write-down of $194,813 (2011 - $Nil) related to petroleum and natural gas properties.

Contact Lake Property – Contact Lake, Northwest Territories

During the year ended 30 November 2005, the Company acquired a 100% undivided right, title and interest, subject to a 1% net smelter return royalty (“NSR”), in five mineral claims, totaling 1,801.82 hectares (“ha”) (4,450.50 acres) located five miles southeast of Port Radium on Great Bear Lake, Northwest Territories (“NT”), for cash payments of $60,000 (paid) and 60,000 common shares (issued and valued at $72,000) of the Company. The Company may purchase the NSR for a one-time payment of $1,000,000. The Company completed additional staking in the area in order to increase the project size to sixteen contiguous claims, totaling 10,563.78 ha (26,103.57 acres). Collectively the properties are known as the Contact Lake Mineral Claims.

During the year ended 30 November 2012, the Company recorded a provision for write-down of $6,709 (2011 - $8,074) related to the Contact Lake Property.

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

During the year ended 30 November 2012, the Company recorded a provision for write-down of $6,227 (2011 - $6,227) related to the Glacier Lake Property.

Port Radium – Crossfault Lake Property, Northwest Territories

During the year ended 30 November 2005, the Company acquired a 100% undivided right, title and interest, subject to a 2% NSR, in five mineral claims, totaling 1,789.22 ha (4,421.24 acres) (the “Port Radium – Crossfault Lake Mineral Claims”) located north of Port Radium on Great Bear Lake, NT, for cash payments of $60,000 (paid) and 90,000 common shares (issued and valued at $297,000) of the Company. The Company may purchase one-half of the NSR for a one-time payment of $1,000,000.

Port Radium – Eldorado Property, Northwest Territories

During the year ended 30 November 2005, the Company entered into a lease agreement with South Malartic Exploration Inc. to purchase a 50% undivided right, title and interest in three mineral claims, totaling 106.53 ha (263.13 acres) (the “Eldorado Uranium Mineral Claims”) located at Port Radium on Great Bear Lake, NT, for a cash payment of $20,000 (paid).

Alberta Star Development Corp.
Notes to the Financial Statements
30 November 2012
(Expressed in Canadian dollars)

During the year ended 30 November 2012, the Company recorded a provision for write-down of $526 (2011 - $526) related to the Eldorado property.

North Contact Lake Mineral Claims – Great Bear Lake, Northwest Territories

During the year ended 30 November 2006, the Company acquired a 100% right, interest and title, subject to a 2% NSR, in eleven mineral claims (the “North Contact Lake Mineral Claims”), for cash payments of $75,000 and the issuance of 50,000 common shares of the Company valued at $182,500. The Company may purchase one-half of the NSR for a one-time payment of $1,000,000. The North Contact Lake Mineral Claims are situated north of Contact Lake on Great Bear Lake approximately 680 km (423 miles) north of Yellowknife, NT, totaling 6,305.51 ha (15,581.20 acres).

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

During the year ended 30 November 2009, fourteen claims were allowed to lapse. The Eldorado South IOCG & Uranium Project now consists of fourteen mineral claims totaling 10,247.27 ha (25,321.47 acres).

On 23 February 2013, the Company allowed three mineral claims related to the Eldorado South IOCG & Uranium Project to lapse (Note 23).

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
Notes to the Financial Statements
30 November 2012
(Expressed in Canadian dollars)

In 2003, the Company entered into a Letter of Intent (the “Letter of Intent”) with Fronteer Development Group Inc. (“Fronteer”). On 26 October 2006, Fronteer earned its 75% interest in the Longtom Property by paying the Company $15,000 cash (received) and spending an aggregate of $500,000 (incurred) on exploration expenditures over three years.

During the year ended 30 November 2012, the Company recorded a provision for write-down of $893 (2011 - $893) related to the Longtom Property.

Longtom Property (Target 1) – Longtom Lake, Northwest Territories

During the year ended 30 November 2003, the Company acquired a 50% interest in a 710.67 ha (1,756.10 acres) mineral property located in the Longtom Lake area of the Northwest Territories for cash proceeds of $15,000 and 40,000 common shares of the Company valued at $56,000.

During the year ended 30 November 2012, the Company allowed this property to lapse.

9.	PROPERTY, PLANT AND EQUIPMENT

The Company’s property, plant and equipment as at 30 November 2012 are as follows:

		Accumulated	Net book
	Cost	depreciation	value
	$	$	$

Petroleum and natural gas properties	5,279,869	3,855,080	1,424,789
Computer equipment	60,749	49,965	10,784
Computer software	86,947	86,947	-
Equipment	58,720	44,713	14,007
Furniture and fixtures	25,706	19,641	6,065

Total	5,511,991	4,056,346	1,455,645

Alberta Star Development Corp.
Notes to the Financial Statements
30 November 2012
(Expressed in Canadian dollars)

The changes in the Company’s property, plant and equipment for the years ended 30 November 2012 and 2011 are as follows:

	Petroleum and				Furniture
	natural gas	Computer	Computer		and
	properties	equipment	software	Equipment	fixtures	Total
	$	$	$	$	$	$

COST
Balance, as at 1 December 2010	3,579,007	60,749	86,947	58,720	67,205	3,852,628
Additions	766,508	-	-	-	-	766,508
Disposals	-	-	-	-	(41,499)	(41,499)
Asset retirement costs	15,683	-	-	-	-	15,683

Balance, as at 30 November 2011	4,361,198	60,749	86,947	58,720	25,706	4,593,320
Additions	422,605	-	-	-	-	422,605
Transfer from evaluation and	542,708	-	-	-	-	542,708
exploration properties
Cost recovery	(75,000)	-	-	-	-	(75,000)
Asset retirement costs	28,358	-	-	-	-	28,358

As at 30 November 2012	5,279,869	60,749	86,947	58,720	25,706	5,511,991

Alberta Star Development Corp.
Notes to the Financial Statements
30 November 2012
(Expressed in Canadian dollars)

	Petroleum and				Furniture
	natural gas	Computer	Computer		and
	properties	equipment	software	Equipment	fixtures	Total
	$	$	$	$	$	$

ACCUMULATED DEPRECIATION AND IMPAIRMENT
Balance, as at 1 December 2010	-	38,740	86,947	36,859	33,825	196,371
Depletion and depreciation	1,072,238	6,603	-	4,352	5,082	1,088,275
Disposals	-	-	-	-	(20,782)	(20,782)

Balance, as at 30 November 2011	1,072,238	45,343	86,947	41,211	18,125	1,263,864
Depletion and depreciation	1,658,495	4,622	-	3,502	1,516	1,668,135
Impairment loss	1,124,347	-	-	-	-	1,124,347

As at 30 November 2012	3,855,080	49,965	86,947	44,713	19,641	4,056,346

NET BOOK VALUES
At 1 December 2010	3,579,007	22,009	-	21,861	33,380	3,656,257

At 30 November 2011	3,288,960	15,406	-	17,509	7,581	3,329,456

At 30 November 2012	1,424,789	10,784	-	14,007	6,065	1,455,645

Alberta Star Development Corp.
Notes to the Financial Statements
30 November 2012
(Expressed in Canadian dollars)

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

On 15 October 2010, the Company entered into a sub-participation agreement with Arctic Hunter Energy Inc. (“Arctic Hunter”), a company with officers and directors in common. Under the agreement, Arctic Hunter has agreed to a 100% participation interest in two (2) test wells by 31 October 2010. The Company holds a 50% working interest in the Landrose, Saskatchewan assets which form part of the heavy oil assets acquired on 9 August 2010 from Western Plains. Arctic Hunter must pay 100% of the Company’s share of the cost to drill, complete and equip or abandon the test wells to earn 100% of the Company’s pre-farmout working interest in the Test Wells spacing unit subject to reserving unto the Company a 10% overriding royalty payable by Arctic Hunter on all petroleum and natural gas substances produced therefrom until payout. After payout, the Company shall have the option to either covert to a 25% working interest (being 50% of the Company’s pre-farmout 50% working interest) in the test wells spacing unit or remain in a gross overriding royalty position. Arctic Hunter has no option to drill post-earning wells under the sub-participation agreement. Western Plains will be the operator of the test wells.

On 18 November 2010, the Company entered into a participation agreement with Sahara Energy Ltd. (“Sahara Energy”), whereby the Company agreed to a 50% participation interest with Sahara Energy in the joint lands. The Company must pay 50% of the cost to drill, complete and equip or abandon the test wells to earn a 50% working interest in the test well spacing unit and joint lands subject to reserving unto Sahara Energy a 15% overriding royalty payable by the Company on all petroleum and natural gas substances produced therefrom until payout. After payout, Sahara Energy shall have the option to either convert to a 25% working interest (being 50% of Sahara Energy’s pre-farmout 50% working interest) in the test well spacing unit and joint lands or remain in a gross overriding royalty position. On 28 December 2011, this participation agreement was terminated.

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

Alberta Star Development Corp.
Notes to the Financial Statements
30 November 2012
(Expressed in Canadian dollars)

On 18 November 2011, the Company entered into a sub-participation agreement with Arctic Hunter. Under the agreement, Arctic Hunter has agreed to participate with the Company in the drilling of one test well. Arctic Hunter must pay 50% of the Company’s share of the cost to drill, complete and equip or abandon the test wells to earn a 25% working interest (being 50% of the Company’s pre-participation 50% working interest) in the well. Arctic Hunter has no option to drill post-earning wells under the sub-participation agreement. Western Plains will be the operator of the test wells.

During the year ended 30 November 2012, the Company sold property, plant and equipment for proceeds of $18,518 (2011 - $78,152) resulting in a gain of $18,518 (2011 - $57,435), of which proceeds of $8,000 (2011 - $Nil) and a gain of $8,000 (2011 - $Nil) related to plant, property and equipment sold to Arctic Hunter (Note 18).

Depletion and depreciation

No general and administrative expenses were capitalized for the year ended 30 November 2012. Future development costs of $Nil (2011 - $274,500) were included in the depletion calculation.

Impairment test

The Company performed the impairment test at 30 November 2012 resulting in the net book value of petroleum and natural gas assets exceeding the estimated discounted future net cash flows associated with proved and probable reserves. Impairment of petroleum and natural gas assets in the amount of $1,124,347 (2011 - $Nil) was recognized during the year ended 30 November 2012.

Prices used in the evaluation of the carrying value of the Company’s reserves for the purpose of the impairment test were:

Year	Heavy Crude Oil
($Cdn/BBL)

2012	63.87
2013	60.92
2014	68.36
2015	71.10
2016	73.02
2017	73.02
2018	73.02
2019	73.81
2020	75.32
2021	76.87
2022	78.44

Percentage increase each year thereafter	2.0%

Alberta Star Development Corp.
Notes to the Financial Statements
30 November 2012
(Expressed in Canadian dollars)

10.	DECOMMISSIONING LIABILITIES

The total decommissioning liabilities was estimated by management based on the Company’s net ownership interest in all wells and facilities, estimated costs to reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred in future periods.  The total undiscounted abandonment and restoration cost obligation at 30 November 2012 is $675,870 (30 November 2011 - $640,427, 1 December 2010 - $624,273) and is expected to be incurred between 2013 to 2037. The present value of the decommissioning liabilities is estimated to be $602,889 (30 November 2011 - $552,435, 1 December 2010 - $489,180). The present value of the decommissioning liabilities was calculated using an inflation rate of 2% and discounted using a rate of 4%.

An accretion expense component of $22,096 (2011 - $19,567) has been charged to operations, included in finance costs, to reflect an increase in the carrying amount of the decommissioning liabilities.

The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of petroleum and natural gas properties:

	As at	As at	As at
	30 November	30 November	1 December
	2012	2011	2010
	$	$	$
Balance, beginning of year	552,435	489,180	-
Liabilities incurred or acquired	-	28,005	481,630
Revisions to future reclamation and
abandonment costs	28,358	15,683	-
Accretion	22,096	19,567	7,550

Decommissioning liabilities, ending	602,889	552,435	489,180

11.	TRADE AND OTHER PAYABLES

The Company’s trade and other payables are broken down as follows:

	As at	As at	As at
	30 November	30 November	1 December
	2012	2011	2010
	$	$	$

Trade payables	905	172,697	226,675
Accrued liabilities	1,468,132	1,471,132	1,486,965

Total trade and other payables	1,469,037	1,643,829	1,713,640

Alberta Star Development Corp.
Notes to the Financial Statements
30 November 2012
(Expressed in Canadian dollars)

Included in the trade payables and accrued liabilities at 30 November 2012 is $639,445 (30 November 2011 - $639,445, 1 December 2010 - $639,445) related to Part XII.6 tax on funds raised by the Company on flow-through share offerings (Note 22).

Included in the trade payables and accrued liabilities at 30 November 2012 is $739,687 (30 November 2011 - $739,687, 1 December 2010 – $739,687) related to the estimated costs to the Company for amending its flow-through filings (Note 22).

Included in trade and other payables at 30 November 2012 is $25 (30 November 2011 - $Nil, 1 December 2010 - $Nil) payable to a company controlled by the interim Chief Executive Officer (“CEO”) and director of the Company (Note 18). The amounts are unsecured, non-interest bearing and has no fixed terms of repayment.

Included in trade and other payables at 30 November 2012 is $Nil (30 November 2011 - $9,683, 1 December 2010 - $831) payable to a director of the Company (Note 18). The amounts are unsecured, non-interest bearing and has no fixed terms of repayment.

Included in trade and other payables at 30 November 2012 is $Nil (30 November 2011 - $39,792, 1 December 2010 - $125,241) payable to Arctic Hunter (Note 18). The amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

12.	SHARE CAPITAL

12.1	Authorized share capital

The Company has authorized an unlimited number of voting common shares with no par value.

Authorized share capital also consists of an unlimited number of preferred shares with no par value, to be issued in series, with the directors being authorized to determine the designation, rights, privileges, restrictions and conditions attached to all of the preferred shares. At 30 November 2012, the Company had 21,403,979 common shares outstanding (30 November 2011 -21,403,979, 1 December 2010 - 21,403,979) and no preferred shares outstanding (30 November 2011 - Nil, 1 December 2010 - Nil).

On 11 March 2010, the Company consolidated its share capital on a one new common share without par value for every five existing common shares without par value basis. All common shares and per share amounts have been restated to give retroactive effect to the share consolidation.

12.2	Shares issuances

During the years ended 30 November 2012 and 2011, the Company did not issue any common shares.

Alberta Star Development Corp.
Notes to the Financial Statements
30 November 2012
(Expressed in Canadian dollars)

12.3	Share purchase warrants

The following is a summary of the changes in the Company’s share purchase warrants for the years ended 30 November 2012 and 2011:

Year ended 30 November	2012		2011
Weighted
		average		Weighted
		exercise		average
	Number of	price	Number of	exercise price
	warrants	$	warrants	$

Outstanding, beginning of year	-	-	466,667	0.90
Granted	-	-	-	-
Exercised	-	-	-	-
Expired	-	-	(466,667)	0.90

Outstanding, end of year	-	-	-	-

12.4	Stock options

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

The following is a summary of the changes in the Company’s stock option plan for the years ended 30 November 2012 and 2011:

Year ended 30 November	2012		2011
		Weighted		Weighted
		average		average
		exercise		exercise
	Number of	price	Number of	Price
	options	$	options	$

Outstanding, beginning of year	1,580,000	0.70	1,180,000	1.26
Granted	1,425,000	0.20	910,000	0.48
Exercised	-	-	-	-
Expired	-	-	(410,000)	1.60
Cancelled	(980,000)	0.68	(100,000)	1.40

Outstanding, end of year	2,025,000	0.36	1,580,000	0.70

Alberta Star Development Corp.
Notes to the Financial Statements
30 November 2012
(Expressed in Canadian dollars)

The weighted average fair value of the options granted and vested during the year ended 30 November 2012 was estimated at $0.10 (2011: $0.24) per option at the grant date using the Black-Scholes Option Pricing Model. The weighted average assumptions used for the calculation were:

Year ended 30 November	2012	2011

Risk free interest rate	1.11%	1.64%
Expected life	2.92 years	2.00 years
Expected volatility	79.02%	96.57%
Expected dividend per share	-%	-%

The following table summarizes information regarding stock options outstanding and exercisable as at 30 November 2012:

		Number of
		options
		outstanding	Exercise	Remaining
		and	price	contractual
Grant date	Expiry date	exercisable	$	life (years)
3 July 2009	2 July 2014	250,000	1.00	1.59
8 December 2010 (Note 23)	7 December 2012	450,000	0.48	0.02
9 January 2012	9 January 2015	375,000	0.21	2.11
31 January 2012	31 January 2014	50,000	0.25	1.17
10 July 2012	10 July 2015	150,000	0.165	2.61
12 October 2012	12 October 2015	750,000	0.20	2.87

Total options outstanding and exercisable		2,025,000

12.5	Shareholder rights plan

Effective 10 October 2008, the Board of Directors has approved and adopted a shareholder rights plan (the “Rights Plan”) subject to shareholder and regulatory approval which was received on 3 February 2009. The Rights Plan extends the minimum expiry period for a takeover bid to 60 days and requires a bid to remain open for an additional 10 business days after an offeror publicly announces it has received tenders for more than 50% of the Company’s voting shares. The principle purpose of the Rights Plan is to ensure that all shareholders will be treated equally and fairly in the event of a bid for control of the Company through an acquisition of its common shares. It is designed to provide the Company shareholders with sufficient time to properly consider a takeover bid without undue time constraints. In addition, it will provide the board with additional time for review and consideration of unsolicited takeover bids, and if necessary, for the consideration of alternatives.

Alberta Star Development Corp.
Notes to the Financial Statements
30 November 2012
(Expressed in Canadian dollars)

13.	SHARE-BASED PAYMENTS

Share-based payments for the following options granted by the Company will be amortized over the vesting period, of which $149,722 was recognized in the year ended 30 November 2012 (2011 - $216,070):

		Amount	Amount vested
	Fair value	vested in 2012	in 2011
Grant date	$	$	$

4 November 2009	2,682	-	2,682
8 December 2010	213,707	319	213,388
9 January 2012	58,211	58,211	-
31 January 2012	3,014	3,014	-
10 July 2012	13,229	13,229	-
12 October 2012	74,949	74,949	-

Total	365,792	149,722	216,070

14.	TAXES

14.1	Provision for income taxes

	2012	2011
Year ended 30 November	$	$

Loss before tax	(3,475,613)	(1,726,357)
Statutory tax rate	25.13%	26.67%

Expected tax recovery	873,422	460,419
Non-deductible items	(41,590)	(63,897)
Change in future tax rates	175,310	(24,829)
Change in valuation allowance	(1,007,142)	(371,693)

Tax recovery for the year	-	-

Alberta Star Development Corp.
Notes to the Financial Statements
30 November 2012
(Expressed in Canadian dollars)

14.2	Deferred tax balances

The tax effects of temporary differences that give rise to future income tax assets and liabilities are as follows:

	As at 30	As at 30	As at 1
	November	November	December
	2012	2011	2010
	$	$	$

Tax loss carry-forwards	1,935,768	1,784,018	1,677,782
Property, plant and equipment	84,013	83,001	93,351
Exploration and evaluation properties	2,492,295	1,655,525	1,394,457
Decommissioning liabilities	156,751	138,109	122,295
Share issue costs	1,118	2,150	3,225
	4,669,945	3,662,803	3,291,110
Less: Valuation allowance	(4,669,945)	(3,662,803)	(3,291,110)

Deferred tax assets	-	-	-

14.3	Expiry dates

The Company’s recognized and unrecognized deferred tax assets related to unused tax losses have the following expiry dates:

2012
As at 30 November	$

Non-capital losses
2026	672,083
2028	2,495,893
2029	1,870,522
2030	1,672,630
2031	424,945
2032	309,187

Total non-capital losses	7,445,260

Total resource-related deduction, no expiry	11,010,540

Alberta Star Development Corp.
Notes to the Financial Statements
30 November 2012
(Expressed in Canadian dollars)

15.	LOSS PER SHARE

The calculation of basic and diluted loss per share is based on the following data:

Year ended 30 November	2012	2011

Net loss for the year	$(3,475,613)	$(1,726,357)

Weighted average number of shares – basic and diluted	21,403,979	21,403,979

Loss per share, basic and diluted	$(0.162)	$(0.081)

The basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the year. The diluted loss per share reflects the potential dilution of common share equivalents, such as outstanding stock options and share purchase warrants, in the weighted average number of common shares outstanding during the year, if dilutive. All of the stock options and share purchase warrants were anti-dilutive for the years ended 30 November 2012 and 2011.

16.	CAPITAL RISK MANAGEMENT

The capital structure of the Company consists of equity attributable to common shareholders, comprising of issued capital, contributed surplus and deficit. The Company’s objectives when managing capital are to: (i) preserve capital, (ii) obtain the best available net return, and (iii) maintain liquidity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic condition and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents and investments.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company’s approach to capital management during the year ended 30 November 2012. The Company is not subject to externally imposed capital requirements.

Alberta Star Development Corp.
Notes to the Financial Statements
30 November 2012
(Expressed in Canadian dollars)

17.	FINANCIAL INSTRUMENTS

17.1	Categories of financial instruments

	As at 30	As at 30	As at 1
	November	November	December
	2012	2011	2010
	$	$	$

FINANCIAL ASSETS

FVTPL, at fair value
Cash and cash equivalents	6,997,109	7,780,441	9,456,219

Loans and receivables, at amortized cost
Trade and other receivables	164,925	209,538	212,355

Total financial assets	7,162,034	7,989,979	9,668,574

FINANCIAL LIABILITIES

Other liabilities, at amortized cost
Trade payables	905	172,697	226,675

Total financial liabilities	905	172,697	226,675

17.2	Fair value

The fair value of financial assets and financial liabilities at amortized cost is determined in accordance with generally accepted pricing models based on discounted cash flow analysis or using prices from observable current market transactions. The Company considers that the carrying amount of all its financial assets and financial liabilities recognized at amortized cost in the financial statements approximates their fair value due to the demand nature or short term maturity of these instruments.

The following table provides an analysis of the Company’s financial instruments that are measured subsequent to initial recognition at fair value, grouped into Level 1 to 3 based on the degree to which the inputs used to determine the fair value are observable.

  Level 1 fair value measurements are those derived from quoted prices in active markets for identical assets or liabilities.

  Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1, that are observable either directly or indirectly.

  Level 3 fair value measurements are those derived from valuation techniques that include inputs that are not based on observable market data. As at 30 November 2012, the Company does not have any Level 3 financial instruments.

Alberta Star Development Corp.
Notes to the Financial Statements
30 November 2012
(Expressed in Canadian dollars)

	As at	As at	As at
	30 November	30 November	1 December
	2012	2011	2010
	$	$	$

LEVEL 1

Financial assets at fair value
Cash and cash equivalents	6,997,109	7,780,441	9,456,219

Total financial assets at fair value	6,997,109	7,780,441	9,456,219

There were no transfers between Level 1 and 2 in the year ended 30 November 2012.

17.3	Management of financial risks

The financial risk arising from the Company’s operations are credit risk, liquidity risk, interest rate risk, currency risk and commodity price risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Company’s ability to continue as a going concern. The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises primarily from the Company’s cash and cash equivalents and trade receivables. The Company manages its credit risk relating to cash and cash equivalents by dealing only with highly-rated Canadian financial institutions. As at 30 November 2012, trade receivables were comprised of GST/HST receivable of $9,202 (30 November 2011 -$25,951, 1 December 2010 - $34,675), petroleum revenue receivable of $164,709 (30 November 2011 - $209,538, 1 December 2010 - $212,355), and interest receivable of $216 (30 November 2011 - $Nil, 1 December 2010 - $Nil). As a result, credit risk is considered insignificant.

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

Alberta Star Development Corp.
Notes to the Financial Statements
30 November 2012
(Expressed in Canadian dollars)

Interest rate risk

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

A 1% change in short-term rates would have changed the interest income and net loss of the Company, assuming that all other variables remained constant, by approximately $58,128 for the year ended 30 November 2012.

Currency risk

The majority of the Company’s cash flows and financial assets and liabilities are denominated in Canadian dollars, which is the Company’s functional and reporting currency. Foreign currency risk is limited to the portion of the Company’s business transactions denominated in currencies other than the Canadian dollar.

The Company’s objective in managing its foreign currency risk is to minimize its net exposures to foreign currency cash flows by holding most of its cash and cash equivalents in Canadian dollars (Note 5). The Company monitors and forecasts the values of net foreign currency cash flow and financial position exposures and from time to time could authorize the use of derivative financial instruments such as forward foreign exchange contracts to economically hedge a portion of foreign currency fluctuations. The Company has not, to the date of these financial statements, entered into derivative instruments to offset the impact of foreign currency fluctuations.

Commodity price risk

The Company is in the exploration stage and is not subject to commodity price risk.

18.	RELATED PARTY TRANSACTIONS

For the year ended 30 November 2012, the Company had related party transactions with Arctic Hunter, a company related by way of officers and directors in common for rent recovery and sale of property, plant and equipment.

Alberta Star Development Corp.
Notes to the Financial Statements
30 November 2012
(Expressed in Canadian dollars)

18.1	Related party expenses

The Company’s related party expenses are broken down as follows:

	2012	2011
Year ended 30 November	$	$

Rent recovery	(2,000)	-

Total related party expenses (recovery)	(2,000)	-

18.2	Due from/to related parties

The assets and liabilities of the Company include the following amounts due from/to related parties:

	As at 30	As at 30	As at 1
	November	November	December
	2012	2011	2010
	$	$	$

Arctic Hunter	1,273	-	-

Total amount due from related party	1,273	-	-

Arctic Hunter	-	39,792	125,241
Company controlled by interim CEO and director	25	-	-
Director	-	9,683	831

Total amount due to related parties	25	49,475	126,072

The amounts due to/from related parties are unsecured, non-interest bearing and have no fixed terms of repayment.

Alberta Star Development Corp.
Notes to the Financial Statements
30 November 2012
(Expressed in Canadian dollars)

18.3	Key management personnel compensation

The remuneration of directors and other members of key management were as follows:

	2012	2011
Year ended 30 November	$	$

Short-term benefits	604,000	597,515
Share-based payments	146,388	196,784

Total key management personnel compensation	750,388	794,299

18.4	Other related party transactions

During the year ended 30 November 2012, the Company sold plant, property and equipment to Arctic Hunter for proceeds of $8,000 (2011 - $Nil), resulting in a gain of $8,000 (2011 - $Nil) (Note 9).

19.	GENERAL AND ADMINISTRATIVE EXPENSES

	2012	2011
Year ended 30 November	$	$

Advertising and promotion	21,521	135,152
Depreciation	9,640	16,037
Automotive	3,388	5,082
Bank charges and interest	1,012	951
Consulting fees	73,284	182,825
Directors fees	26,000	3,000
Filing fees	62,014	53,090
Legal and accounting	237,408	304,831
Management fees	47,500	-
Meals and entertainment	31,549	47,029
Office and miscellaneous	36,892	48,693
Rent and utilities	56,479	48,863
Salaries and benefits	474,224	524,015
Share-based payments	149,722	216,070
Telephone and internet	14,315	16,034
Transfer fees and shareholder information	47,300	118,674
Travel	17,757	44,125

Total	1,310,005	1,764,471

Alberta Star Development Corp.
Notes to the Financial Statements
30 November 2012
(Expressed in Canadian dollars)

20.	SUPPLEMENTAL CASH FLOW INFORMATION

Included in trade and other receivables is $37,351 (30 November 2011 - $44,374, 1 December 2010 - $Nil) related to the purchase of capital expenditures for the petroleum and natural gas properties as at 30 November 2012.

Included in decommissioning liabilities is $28,358 (30 November 2011 - $15,683, 1 December 2010 - $Nil) related to the revision of future reclamation costs as at 30 November 2012 (Note 10).

20.1	Cash payments for interest and taxes

The Company made the cash payments for interest of $Nil (2011 - $Nil) and income taxes of $Nil (2011 - $Nil) during the year ended 30 November 2012.

21.	SEGMENTED INFORMATION

The Company’s business activity is acquiring and exploring mineral and petroleum and natural gas properties. At 30 November 2012, the Company operates in three geographical areas, being British Columbia, Alberta/Saskatchewan and the Northwest Territories. The following is an analysis of the revenues, net loss, current assets and non-current assets by geographical area:

	British	Alberta/	Northwest
	Columbia	Saskatchewan	Territories	Total

Petroleum revenue, net of royalties
For the year ended 30 November 2012	-	1,919,454	-	1,919,454
For the year ended 30 November 2011	-	1,905,957	-	1,905,957

Net income (loss)
For the year ended 30 November 2012	(1,243,162)	(2,236,614)	4,163	(3,475,613)
For the year ended 30 November 2011	(1,689,926)	(60,711)	24,280	(1,726,357)

Current assets
As at 30 November 2012	7,018,479	164,709	-	7,183,188
As at 30 November 2011	7,820,553	209,538	-	8,030,091
As at 1 December 2010	9,527,033	212,355	-	9,739,388

Exploration and evaluation properties
As at 30 November 2012	-	-	-	-
As at 30 November 2011	-	729,515	-	729,515
As at 1 December 2010	-	210,260	-	210,260

Property, plant and equipment
As at 30 November 2012	30,856	1,424,789	-	1,455,645
As at 30 November 2011	40,496	3,288,960	-	3,329,456
As at 1 December 2010	77,250	3,579,007	-	3,656,257

Alberta Star Development Corp.
Notes to the Financial Statements
30 November 2012
(Expressed in Canadian dollars)

22.	COMMITMENTS AND OTHER OBLIGATIONS

The Company has certain obligations related to the amendments of its flow-through filings (Note 11).

23.	EVENTS AFTER THE REPORTING PERIOD

The following events occurred subsequent to 30 November 2012:

On 7 December 2012, a total of 450,000 stock options with an exercise price of $0.48 per share expired (Note 12).

On 23 February 2013, the Company allowed three mineral claims related to the Eldorado South IOCG & Uranium Project to lapse (Note 8).

Alberta Star Development Corp.

Supplementary Information – Oil and Gas Activities

For the year ended November 30, 2012

(Canadian Dollars)

(Unaudited)

DISCLOSURES ABOUT OIL AND GAS PRODUCING ACTIVITIES TOPIC 932 “EXTRACTIVE ACTIVITIES – OIL AND GAS” (unaudited)

The following select disclosures of Alberta Star Development Corp.’s (“Alberta Star” or the “Company”) reserves and other oil and gas information have been prepared in accordance with United States (“U.S.”) Financial Accounting Standards Board (“FASB”) Topic 932 – “Extractive Activities – Oil & Gas” and the U.S. disclosure requirements of the Securities and Exchange Commission (“SEC”).

All amounts pertaining to the Company’s audited financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Unless otherwise noted, all amounts are in thousands of Canadian dollars.

RESERVES DATA

The SEC Modernization of Oil and Gas Reporting final rules require that proved reserves be estimated using existing economic conditions (constant pricing). The Company’s results have been calculated using the average of the first-day-of-the-month prices for the prior 12 month period. This same 12 month average price is also used in calculating the aggregate amount of (and changes in) future cash inflows related to the standardized measure of discounted future net cash flows. Future fluctuations in prices, production rates, or changes in political or regulatory environments could cause the Company’s share of future production from Canadian reserves to be materially different from that presented.

The reserves estimates included in this supplemental information are estimates only. There are numerous uncertainties inherent in estimating quantities of reserves, including many factors beyond our control. In general, estimates of economically recoverable crude oil and natural gas reserves and the future net cash flows derived therefrom are based upon a number of variable factors and assumptions, including but not limited to: product prices; future operating and capital costs; historical production from the properties and the assumed effects of regulation by governmental agencies, including with respect to royalty payments and taxes; initial production rates; production decline rates; and the availability, proximity and capacity of oil and gas gathering systems, pipelines and processing facilities, all of which may vary considerably from actual results.

All such estimates are to some degree uncertain and classifications of reserves are only attempts to define the degree of uncertainty involved. For those reasons, estimates of the economically recoverable crude oil and natural gas reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues expected therefrom, prepared by different engineers or by the same engineers at different times, may vary substantially. Our actual production, revenues, royalty payments, taxes and development and operating expenditures with respect to our reserves may vary from current estimates and such variances may be material.

Estimates with respect to reserves that may be developed and produced in the future are often based upon volumetric calculations and upon analogy to similar types of reserves, rather than upon actual production history. Subsequent evaluation of the same reserves based upon production history will result in variations, which may be material, in the estimated reserves.

Canadian provincial royalties are determined based on a graduated percentage scale which varies with prices and production volumes. Canadian reserves, as presented on a net basis, assume royalty rates in existence at the time the estimates were made.

Subsequent to November 30, 2012 no major discovery or other favourable or unfavourable event is believed to have caused a material change in the proved or proved developed reserves as of that date.

OIL AND GAS RESERVE INFORMATION

All of Alberta Star’s reserves are located in Canada, primarily within the provinces of Alberta and Saskatchewan.

Net Proved Reserves (Alberta Star Share After Royalties)(1)(2)(3)
Average Fiscal-Year Prices

Crude Oil and
Natural Gas
Liquids
(thousands of
barrels)

2011
Beginning of year	192
Revisions and improved recovery	(78.6)
Production	(35.4)
End of year	78
Developed	57.0
Developed Non-Producing	20.0
Total	77

2012
Beginning of year	16.0
Revisions and improved recovery	57.1
Production	(37.6)
End of year	35.5
Developed	35.5
Total	35.5

Notes:

(1)	Definitions:
(a)	“Net” reserves are the remaining reserves attributable to the Company, after deduction of estimated royalties and including royalty interests.
(b)

“Proved” oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs and under existing economic conditions, operating methods and government regulations, i.e., prices and costs as of the date the estimate is made.

(c)

“Developed” oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods in which the cost or the required equipment is relatively minor compared to the cost of a new well.

(d)

“Undeveloped” reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(2)	Estimates of total net proved bitumen, crude oil, natural gas liquids, or natural gas reserves are not filed by the Company with any U.S. federal authority or agency other than the SEC.
(3)	Natural gas liquids reserves are individually insignificant and have been included with crude oil reserves.

Standardized Measure of Discounted Future Net Cash Flows and Changes Therein

In calculating the standardized measure of discounted future net cash flows, the average of the first-day-of-the-month prices for the prior 12 month period and cost assumptions were applied to the Company’s annual future production from proved reserves to determine cash inflows. Future production and development costs do not include any cost inflation and assume the continuation of existing economic, operating and regulatory conditions. Future income taxes are calculated by applying statutory income tax rates to future pre-tax cash flows after provision for the tax cost of the oil and natural gas properties based upon existing laws and regulations. The discount was computed by application of a ten percent discount factor to the future net cash flows. The calculation of the standardized measure of discounted future net cash flows is based upon the discounted future net cash flows prepared by independent qualified reserves evaluators in relation to the reserves they respectively evaluated, and adjusted to the extent provided by contractual arrangements such as price risk management activities, in existence at year end and to account for asset retirement obligations and future income taxes.

The Company cautions that the discounted future net cash flows relating to proved oil and gas reserves are an indication of neither the fair market value of the Company’s oil and gas properties, nor the future net cash flows expected to be generated from such properties. The discounted future net cash flows do not include the fair market value of exploratory properties and probable or possible oil and gas reserves, nor is consideration given to the effect of anticipated future changes in crude oil and natural gas prices, development, asset retirement and production costs and possible changes to tax and royalty regulations. The prescribed discount rate of ten percent may not appropriately reflect future interest rates. The computation also excludes values attributable to the Company’s enhancing the netback price of the Company’s proprietary production.

Computation of the standardized measure of discounted future net cash flows relating to proved oil and gas reserves were based on the following average of the first-day-of-the-month benchmark prices for the twelve month period before the end of the year:

	Crude Oil
	Heavy Crude at
	Cromer	Lloydminster	Maidstone
	CDN$/bbl	CDN$/bbl	CDN$/bbl
2012	62.27	68.26	64.94
2011	87.94	66.40	64.20

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves

($ thousands)	2012	2011

Future cash inflows	2,048.1	4,270.6
Less future:
Production costs	1,081.3	1,954.4
Development costs	-	484.5
Asset retirement obligation payments	154.6	329.7
Future net cash flows	812.2	1,502.0
Less 10 percent annual discount for estimated timing of cash flows	113.8	431.0
Discounted future net cash flows	698.4	1071.0

Changes in Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves

($ thousands)	2012	2011

Balance, beginning of year	1,071.0	6,613.0
Changes resulting from:
Net change in sales, transfer prices and in production (lifting) costs related to future production	(1,054.7)	(6,047.5)
Changes in future development costs	580.7	224.7
Accretion of discount	101.4	280.8
Balance, end of year	698.4	1,071.0

Results of Operations

($ thousands)	2012	2011
Oil and gas sales, net of royalties	1,919	1,906
	1,919	1,906
Less:
Operating costs, production and transportation, and accretion of decommissioning liabilities	1,142	894
Depreciation, depletion and amortization	1,658	1,072
Write-down	1,319	-
Operating income	(2,200)	(60)

Capitalized Costs

($ thousands)	2012	2011

Proved oil and gas properties	5,280	4,361
Unproved oil and gas properties	-	730
Total capital cost	5,280	5,091
Accumulated depreciation, depletion, amortization and impairment	3,855	1,072
Net capitalized costs	1,425	4,019

Costs Incurred

($ thousands)	2012	2011

Acquisitions
- Unproved	-	-
- Proved	-	-
Total acquisitions	-	-
Exploration costs	8	491
Development costs	422	767
Total costs incurred	430	1,258