Form 20-F
period 2013-11-30
ALBERTA STAR DEVELOPMENT CORP
filed 2014-03-31
CIK 1142462

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For fiscal year ended November 30, 2013
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

2300 – 1066 West Hastings Street, Vancouver, British Columbia V6E 3X2 Canada
(Address of principal executive offices)

Stuart Rogers, CEO
Alberta Star Development Corp.
2300 – 1066 West Hastings Street
Vancouver, British Columbia V6E 3X2 Canada
Tel: (604) 689-1749
Facsimile: (604) 648-8665
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act: Common Shares, no par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 21,788,979 common shares as at November 30, 2013

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one)

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Reporting Standards as issued by the International Accounting Standards Board	☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐	Item 18 ☐

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

We estimate and report our mineral resources and we will estimate and report our reserves according to the definitions set forth in NI 43-101. We will modify and reconcile the reserves as appropriate to conform to SEC Industry Guide 7 for reporting in the U.S. The definitions for each reporting standard are presented below with supplementary explanation and descriptions of the parallels and differences.

NI 43-101 Definitions:

indicated mineral resource	The term “indicated mineral resource” refers to that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be established with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

inferred mineral resource	The term “inferred mineral resource” refers to that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

measured mineral resource

The term “measured mineral resource” refers to that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

mineral reserve

The term “mineral reserve” refers to the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. The study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that might occur when the material is mined.

mineral resource	The term “mineral resource” refers to a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

probable mineral reserve	The term “probable mineral reserve” refers to the economically mineable part of an indicated, and in some circumstances a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

proven mineral reserve1	The term “proven mineral reserve” refers to the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study.

qualified person2	The term “qualified person” refers to an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development, production activities and project assessment, or any combination thereof, including experience relevant to the subject matter of the project or report and is a member in good standing of a self-regulating organization.

SEC Industry Guide 7 Definitions:

exploration stage	An “exploration stage” prospect is one which is not in either the development or production stage.

development stage	A “development stage” project is one which is undergoing preparation of an established commercially mineable deposit for its extraction but which is not yet in production. This stage occurs after completion of a feasibility study.

mineralized material	The term “mineralized material” refers to material that is not included in the reserve as it does not meet all of the criteria for adequate demonstration for economic or legal extraction.

probable reserve	The term “probable reserve” refers to reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

production stage	A “production stage” project is actively engaged in the process of extraction and beneficiation of mineral reserves to produce a marketable metal or mineral product.
proven reserve	The term “proven reserve” refers to reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

reserve	The term “reserve” refers to that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. Reserves must be supported by a feasibility study done to bankable standards that demonstrates the economic extraction. (“Bankable standards” implies that the confidence attached to the costs and achievements developed in the study is sufficient for the project to be eligible for external debt financing.) A reserve includes adjustments to the in-situ tonnes and grade to include diluting materials and allowances for losses that might occur when the material is mined.

1 SEC Industry Guide 7 requires a final or “bankable” feasibility study that must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified. Further, all necessary permits must have been filed with the appropriate regulatory authorities including the primary environmental analysis or report.

2 SEC Industry Guide 7 does not require designation of a qualified person.

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F and the exhibits attached hereto contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements concern our anticipated results and developments in our operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” (or the negative and grammatical variations of any of these terms and similar expressions) be taken, occur or be achieved,) are not statements of historical fact and may be forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

·	risks related to our history of losses;
·	risks related to our limited financial resources;
·	risks related to our need for additional financing;
·	risks related to our lack of mineral production history;
·	risks related to competition in the mining industry
·	risks related to increased costs;
·	risks related to possible shortages in equipment;
·	risks related to mineral exploration activities;
·	risks related to our lack of insurance for certain activities;
·	risks related to all our properties being in the exploration stage;
·	risks related to uncertainty that our properties will ultimately be developed;
·	risks regarding resource estimates;
·	risks related to possible changes in resource estimates;
·	risks related to differences between U.S. and Canadian practices for reporting resources and reserves;
·	risks related to our management’s limited experience in mineral exploration;
·	risks related to fluctuations in precious and base metal prices;
·	risk related to defects in title to our mineral properties;
·	risks related to our mineral properties being subject to prior unregistered agreements, transfers, or claims;
·	risks related to aboriginal claims to our properties;
·	risks related to government and environmental regulations;
·	risks related to regulations and legislation regarding climate change;
·	risks related to obtaining required permits and licenses;

·	risks related to land reclamation requirements;
·	risks related to possible joint venture operations;
·	risks related to the possible loss of key management personnel;
·	risks related to possible conflicts of interest;
·	risks related to ours status as a foreign corporation;
·	risks related to our status as a passive foreign investment company under United States federal tax laws;
·	risks related to recent market events;
·	risks related to financing of future acquisitions through debt
·	risks related to our ability to manage growth; and
·	other risks related to our securities.

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

The following table summarizes selected financial data pertaining to operations of the Company for each of the three most recently completed fiscal years ended November 30. The 2013, 2012 and 2011 information set forth below should be read in conjunction with the audited financial statements, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and related notes. These audited financial statements have been prepared in accordance with IFRS which differ in certain respects from the principles the Company would have followed had its audited financial statements been prepared in accordance with generally accepted accounting principles in the United States. The 2011 information has been adjusted in accordance with IFRS, and therefore, may differ from the 2011 information previously published in accordance with Canadian generally accepted accounting principles.

All amounts within this Annual Report are in Canadian dollars, unless otherwise indicated.

Fiscal Year Ended November 30
	2013	2012	2011
	IFRS	IFRS	IFRS
Petroleum revenue	$267,535	$2,422,266	$2,331,217
Total (loss) from continuing operations	$(309,219)	$(1,274,999)	$(1,665,646)
Total Earnings (loss) from discontinuing operations	$982,288	$(2,200,614)	$(60,711)
Comprehensive earnings (loss) for the year	$673,069	$(3,475,613)	$(1,726,357)
Loss from continuing operations per share	$(0.014)	$(0.060)	$(0.078)
Earnings (loss) from discontinuing operations per share	$0.046	$(0.103)	$(0.003)
Earnings (loss) from comprehensive earnings per share	$0.031	$(0.162)	$(0.081)
Total assets	$6,738,829	$8,638,833	$12,089,062
Net assets	$5,623,299	$6,566,907	$9,892,798
Capital stock, contributed surplus and warrants	$59,088,115	$61,301,809	$61,152,087
Number of shares	21,788,979	21,403,979	21,403,979
Return of capital declared per common share	$0.08	Nil	Nil

CHANGES IN ACCOUNTING POLICIES

The Company adopted IAS 1 (Amendment) ‘Presentation of Financial Statements’ effective December 1, 2012, which includes amendments of items and other comprehensive income. The adoption of IAS 1 did not result in a significant impact on the Company’s financial statements.

International Financial Reporting Standards

In February 2008, the Canadian Accounting Standards Board adopted a strategic plan, which includes the decision to move financial reporting for Canadian publicly accountable enterprises to a single set of globally accepted standards, IFRS, as issued by the International Accounting Standards Board. The effective implementation date of the conversion from Canadian GAAP to IFRS is December 1, 2011, with an effective transition date of December 1, 2010 for financial statements prepared on a comparative basis. The Company has prepared its financial statements in accordance with IFRS issued by the International Accounting Standards Board and interpretations of the International Financial Reporting Interpretations Committee.

Currency and Exchange Rates

Since June 1, 1970, the Government of Canada adopted a floating exchange rate to determine the value of the Canadian dollar as compared to the US dollar. On March 18, 2014, the exchange rate in effect for US dollars exchanged for Canadian dollars was $1.1179. This exchange rate is based on the noon buying rates of the Bank of Canada, as obtained from the website www.bankofcanada.ca.

For the past five fiscal years ended November 30, 2013, and for the six month period between September 1, 2013 and February 28, 2014, the following exchange rates were in effect for US dollars exchanged for Canadian dollars, calculated in the same manner as above:

Period	Average
Year ended November 30, 2009	$1.1565
Year ended November 30, 2010	$1.0345
Year ended November 30, 2011	$0.9879
Year ended November 30, 2012	$1.0023
Year ended November 30, 2013	$1.0241

Period	Low	High
Month ended September 30, 2013	$1.0237	$1.0533
Month ended October 31, 2013	$1.0284	$1.0456
Month ended November 30, 2013	$1.0415	$1.0599
Month ended December 31, 2013	$1.0577	$1.0697
Month ended January 31, 2014	$1.0614	$1.1171
Month ended February 28, 2014	$1.0953	$1.1140

B.	Capitalization and Indebtedness.

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds.

Not Applicable.

D.	Risk Factors.

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

Risks Related to our Business

We have a history of losses.

We have incurred losses in our business operations since inception, and we expect that we will continue to lose money for the foreseeable future. Since our incorporation on September 6, 1996 to November 30, 2013, we incurred losses determined under IFRS totalling $53,464,816. Failure to achieve and maintain profitability may adversely affect the market price of our common stock. There can be no assurance that we will achieve profitability in the future or at all.

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

Our current operating funds are less than necessary to complete exploration and begin production of our mineral claims, and therefore we will need to obtain additional financing in order to complete our business plan. As of November 30, 2013, we had $6,700,938 in cash on hand. Cash on hand at the date of filing this Annual Report is approximately $6,000,000.

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

We have no history of producing metals from any of our properties as each of our properties is in the exploration stage. Advancing properties from exploration into the development stage requires significant capital and time, and successful commercial production from a property, if any, will be subject to completing positive feasibility studies, permitting and construction of the mine, processing plants and roads and other related works and infrastructure. As a result, we are subject to all the risks associated with developing and establishing new mining operations and business enterprises including:

·	Completion of feasibility studies to define reserves and commercial viability, including the ability to find sufficient mineral reserves to support a commercial mining operation;
·	The timing and cost, which can be considerable, of further exploration, preparing feasibility studies, permitting and construction of infrastructure, mining and processing facilities;
·	The availability and costs of drill equipment, qualified exploration personnel, skilled and reliable labour and mining and processing equipment, if required;
·	The availability and cost of appropriate smelting and/or refining arrangements, if required;
·	Compliance with environmental and other governmental approval and permit requirements;
·	The availability of funds to finance exploration, development and construction activities, as warranted;
·	Potential opposition from non-governmental organizations, environmental groups, local groups or local inhabitants which may delay or prevent development activities; and
·	Potential increases in exploration, construction and operating costs due to changes in the cost of fuel, power, materials and supplies.

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

The business of exploration for minerals and mining involves a high degree of risk such as unusual or unexpected geological formations and the inability to obtain suitable or adequate machinery, equipment or labor and is highly speculative in nature. Few properties that are explored are ultimately developed into commercially viable mining operations. At present, our existing properties have no known significant body of commercial ore. Most exploration projects do not result in the discovery of commercially mineable deposits of ore. The occurrence of unsuccessful exploration efforts may eventually lead to us needing to cease operations in the exploration and development of certain ores.

The success of commodity exploration is determined in part by the following factors:

·	Identification of potential mineralization based on superficial analysis;
·	Exploration permits, as granted by the various government bodies;
·	Experience and quality of management and geological consultants; and
·	Capital available for exploration activity.

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

Any material changes in mineral resource estimates and grades of mineralization will affect the economic viability of placing a property into production and a property’s return on capital.

As we have not completed feasibility studies on all of our properties and have not commenced actual production; mineralization resource estimates may require adjustments or downward revisions. In addition, the grade of ore ultimately mined, if any, may differ from that indicated by our feasibility studies and drill results. Minerals recovered in small scale tests may not be duplicated in large scale tests under on-site conditions or in production scale.

The resource estimates contained in this annual report have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in market prices for gold, silver or other commodities may render portions of our mineralization and resource estimates uneconomic and result in reduced reported mineralization or adversely affect the commercial viability determinations we reach. Any material reductions in estimates of mineralization, or of our ability to extract this mineralization, could have a material adverse effect on our share price and the value of our properties.

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

Our management, while experienced in business operations, has only limited experience in resource exploration. During the 2008 fiscal year, we retained, on a consulting basis, the full-time services of a qualified geologist, Dr. Michael Bersch to act as our Chief Geologist for a period of 2 years. While we try to hire and retain management with proper expertise, only one of our directors has any significant technical training or experience in resource exploration or mining. Management may not be fully aware of the specific requirements related to working in mineral exploration, whether technical or operational. Therefore, our managerial decisions and choices may not always reflect standard engineering or mineral exploration practices commonly used. We rely on the opinions of consulting geologists and mining experts that we retain from time to time for specific exploration projects or property reviews.

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

Regulations and pending legislation governing issues involving climate change could result in increased operating costs, which could have a material adverse effect on our business.

A number of governments or governmental bodies have introduced or are contemplating regulatory changes in response to various climate change interest groups and the potential impact of climate change. Legislation and increased regulation regarding climate change could impose significant costs on us, our venture partners and our suppliers, including costs related to increased energy requirements, capital equipment, environmental monitoring and reporting and other costs to comply with such regulations. Any adopted future climate change regulations could also negatively impact our ability to compete with companies situated in areas not subject to such limitations. Given the emotion, political significance and uncertainty around the impact of climate change and how it should be dealt with, we cannot predict how legislation and regulation will affect our financial condition, operating performance and ability to compete. Furthermore, even without such regulation, increased awareness and any adverse publicity in the global marketplace about potential impacts on climate change by us or other companies in our industry could harm our reputation. The potential physical impacts of climate change on our operations are highly uncertain, and would be particular to the geographic circumstances in areas in which we operate. These may include changes in rainfall and storm patterns and intensities, water shortages, changing sea levels and changing temperatures. These impacts may adversely impact the cost, production and financial performance of our operations.

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

Land reclamation requirements for our properties may be burdensome and expensive.

Although variable depending on location and the governing authority, land reclamation requirements are generally imposed on mineral exploration companies (as well as companies with mining operations) in order to minimize long term effects of land disturbance.

Reclamation may include requirements to:

·	control dispersion of potentially deleterious effluents;
·	treat ground and surface water to drinking water standards; and
·	reasonably re-establish pre-disturbance land forms and vegetation.

In order to carry out reclamation obligations imposed on us in connection with our potential development activities, we must allocate financial resources that might otherwise be spent on further exploration and development programs. We plan to set up a provision for our reclamation obligations on our properties, as appropriate, but this provision may not be adequate. If we are required to carry out unanticipated reclamation work, our financial position could be adversely affected.

Joint ventures and other partnerships may expose us to risks.

In the future, we may enter into joint ventures or other partnership arrangements with other parties in relation to the exploration, development and production of certain of the properties in which we have an interest. Joint ventures can often require unanimous approval of the parties to the joint venture or their representatives for certain fundamental decisions such as an increase or reduction of registered capital, merger, division, dissolution, amendments of constating documents, and the pledge of joint venture assets, which means that each joint venture party may have a veto right with respect to such decisions which could lead to a deadlock in the operations of the joint venture or partnership. Further, we may be unable to exert control over strategic decisions made in respect of such properties. Any failure of such other companies to meet their obligations to us or to third parties, or any disputes with respect to the parties’ respective rights and obligations, could have a material adverse effect on the joint ventures or their properties and therefore could have a material adverse effect on our results of operations, financial performance, cash flows and the price of our common shares.

The loss of key management personnel may adversely affect our business and results of operations.

The success of our operations and activities is dependent to a significant extent on the efforts and abilities of our management team, particularly our Chief Executive Officer (“CEO”), Stuart Rogers and Chairman, Guido Cloetens. Investors must be willing to rely to a significant extent on their discretion and judgment.

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

Passive Foreign Investment Company (“PFIC”) Status Has Possible Adverse Tax Consequences for U.S. Investors

Current holders of and potential investors in our common shares who are U.S. taxpayers should be aware that Alberta Star believes that it qualified as a passive foreign investment company (“PFIC”) for the tax year ended November 30, 2009 and during prior tax years and that no determination has been made regarding Alberta Star’s PFIC status for the tax years ended November 30, 2010, 2011, 2012 and 2013. If we are a PFIC for any year during a U.S. taxpayer’s holding period, then such U.S. taxpayers generally will be required to treat any so-called “excess distribution” received on our common shares, or any gain realized upon a disposition of common shares, as ordinary income and to pay an interest charge on a portion of such distributions or gain, unless the taxpayer makes a qualified electing fund (“QEF”) election or a mark-to-market election with respect to the shares of Alberta Star. In certain circumstances, the sum of the tax and the interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the taxpayer. A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of Alberta Star’s net capital gain and ordinary earnings for any year in which Alberta Star is a PFIC, whether or not we distribute any amounts to its shareholders. However, U.S. shareholders should be aware that there can be no assurance that Alberta Star will satisfy record keeping requirements that apply to a qualified electing fund, or that Alberta Star will supply U.S. shareholders with information that such U.S. shareholders require to report under the QEF election rules, in the event that Alberta Star is a PFIC and a U.S. shareholder wishes to make a QEF election. Thus, U.S. shareholders may not be able to make a QEF election with respect to their common shares. A U.S. taxpayer who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer’s basis therein. This paragraph is qualified in its entirety by the discussion below under the heading “Taxation—Certain United States Federal Income Tax Considerations.” Each U.S. taxpayer should consult his or her own tax advisor regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the PFIC rules and the acquisition, ownership, and disposition of our common shares.

We are subject to the volatility and uncertainty of recent market events and conditions

The recent unprecedented events in global financial markets have had a profound impact on the global economy. Many industries, including the mining industry, are impacted by these market conditions. Some of the key impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates, and tax rates may adversely affect our growth and profitability. Specifically:

·	The global credit/liquidity crisis could impact the cost and availability of financing and our overall liquidity;

·	The volatility prices of base and precious metals may impact our potential revenues, profits and cash flow;

·	Volatile energy prices, commodity and consumables prices and currency exchange rates may impact potential production costs; and

·	The devaluation and volatility of global stock markets may impact the valuation of our equity securities.

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

Risks Related to Our Common Stock

We do not intend to pay cash dividends.

We do not have any intention of paying cash dividends in the foreseeable future. In particular, there can be no assurance that our Board of Director’s will ever declare cash dividends in the future, which action is completely within their discretion.

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

As at March 31, 2014, there are currently options outstanding to purchase an additional 1,795,000 common shares which upon exercise would result in a total of 23,450,979 common shares being issued and outstanding.

Our common stock is thinly traded.

The trading market for our shares is not always liquid. The market price of Alberta Star’s common shares has ranged from a high of $0.27 and a low of $0.13 during the twelve month period ended November 30, 2013. Although our shares trade on the TSX Venture Exchange (“TSX-V”), FINRA Over-the-Counter Bulletin Board (“OTCBB”) and the Frankfurt Exchange (“QLD”), the volume of shares traded at any one time can be limited, and, as a result, there may not be a liquid trading market for our shares.

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

Our head office is located at 2300 – 1066 West Hastings Street, Vancouver, British Columbia, Canada, V6E 3X2. Our telephone number is (604) 689 – 1749.

We have not been involved in any bankruptcy, receivership or similar proceedings, nor have we been a party to any material reclassification, merger, consolidation or purchase or sale of a significant amount of assets.

On or about August 9, 2010, we entered into an asset purchase agreement with Western Plains Petroleum Ltd. (“Western Plains”) under which we acquired an undivided 50% interest in the Lloydminster Alberta (“Lloydminster”) properties and the Landrose Saskatchewan (“Landrose”) properties. We further entered into a joint operating agreement with Nordic Oil & Gas Ltd. with respect to the Lloydminster Alberta property and a sub-participation agreement with Arctic Hunter Energy Inc. On or about August 26, 2010, we entered into a further oil and gas asset purchase with Western Plains pursuant to which we acquired an undivided 33.33% interest in thirteen (13) crown leases located in the Lloydminster heavy oil area of Alberta for a cash purchase price of $1.467 million, subject to usual industry adjustments.

On April 8, 2013, the Company entered into an agreement with Petrocapita Oil and Gas L.P. (“Petrocapita”) of Calgary, Alberta for the sale of its petroleum and natural gas properties in Alberta and Saskatchewan for cash consideration of $1,875,000. The sale to Petrocapita was completed on April 23, 2013 for total net cash consideration of $1,900,513 after taking into account initial industry standard adjustments to the agreed purchase price of $1,875,000. The effective date of this transaction was March 1, 2013. The Company decided to sell its petroleum and natural gas assets because of continued decline in netbacks for heavy oil in Western Canada.

As part of the transaction, Alberta Star terminated a sub-participation agreement it had entered into with Arctic Hunter Energy Inc. (“Arctic Hunter”) in respect of certain of the petroleum and natural gas properties which were sold to Petrocapita. Alberta Star paid Arctic Hunter cash consideration of $102,000 for the termination. In accordance with the policies of the TSX Venture Exchange, Alberta Star and Arctic Hunter are considered Non-Arm’s Length Party’s by virtue of having certain common directors and officers.

As a result of this transaction, Alberta Star has increased its cash position by in excess of $1.8 Million and reduced its liabilities by $602,889 as a result of the elimination of the decommissioning liability that was associated with these petroleum and natural gas properties.

As a result of the above transactions, we are no longer in the oil and natural gas industry. We are solely a mineral exploration company.

We did not expend any significant amounts during the year ended November 2013 exploring or developing our mineral properties, and intend to maintain but not further explore or develop these properties at the present time.

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

B.	Business Overview.

We are a Canadian mineral resource exploration company that has mineral exploration projects in North America. At present, our mineral properties are in the exploration stage and further exploration will be required before final evaluations as to the economic and legal feasibility can be determined.

In the fiscal year ended November 30, 2013, the Company sold its petroleum and natural gas assets, eliminated the associated decommissioning liability and paid a special cash distribution. As a result of these primary transactions and operating results, our November 30, 2013 financial position includes working capital of $5,600,849 inclusive of $6,700,938 of cash. As of March 31, 2014, the Company has approximately $6,000,000 in cash and $1,000,000 in short term investments.

MINERAL EXPLORATION INDUSTRY CONDITIONS

Background

We are engaged in the exploration and acquisition of mineral properties in Canada, and specifically hold most of our interests in the Northwest Territories.

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

At present, none of our mineral properties have significant reserves nor are in production. Our ability to finance the future acquisition, exploration and development, if warranted, of our mineral properties, to make concession payments and to fund general and administrative expenses is therefore dependent upon our ability to secure additional financing.

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

Office Space

We share office space with several other companies in Vancouver, British Columbia. We are currently renting on a month to month basis, with a minimum commitment of approximately $800 per month

Oil and Gas Properties (Former Business)

During the year ended November 30, 2010, we made two strategic heavy oil & gas acquisitions in Lloydminster, Alberta and Saskatchewan which expanded our operations from mineral exploration into the oil and natural gas resource sector.

We acquired most of our property interests under two agreements. The first was an asset purchase agreement with Western Plains we entered into on or about August 9, 2010 (the "Western Plains Agreement"). Under this agreement, we acquired an undivided 50% interest in properties near the town of Lloydminster, which straddles the Alberta/Saskatchewan border (see map “Property Locations”) including our Western Plains Lloydminster properties in Alberta and our Landrose, Maidstone, Dee Valley and Hillmond properties in the Province of Saskatchewan, for a cash purchase price of $1.7 million.

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

On April 8, 2013, the Company entered into an agreement with Petrocapita for the sale of its petroleum and natural gas properties in Alberta and Saskatchewan for cash consideration of $1,875,000. The sale to Petrocapita was completed on April 23, 2013 for total net cash consideration of $1,900,513 after taking into account initial industry standard adjustments to the agreed purchase price of $1,875,000. The effective date of this transaction was March 1, 2013. The Company decided to sell its petroleum and natural gas assets because of continued decline in netbacks for heavy oil in Western Canada.

Mineral Properties

We are engaged in the acquisition and exploration of mineral property interests in Canada, and specifically hold most of our current mineral property interests within the Northwest Territories, Canada (Figure 1). We also have an option to earn a 60% interest in a mineral property near Thunder Bay, Ontario, in Central Canada. What follows is a description of our current properties, including information on expenses for the years ended November 30, 2013, and, if applicable, November 30, 2012 and 2011. We are not planning to complete any exploration work on our mineral properties in the Northwest Territories during the upcoming fiscal year, but plan to spend at least $100,000 on our newly acquired Central Canada gold project.

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

Figure 1

Eldorado-Contact Lake Project

Eldorado-Contact Lake Area Geological Setting

Regional Geology

Adapted from Hildebrand, 1981; Hildebrand et al.1987; and Hoffman and Hall, 1993

The Eldorado-Echo Bay Project is located in the northern portion of the Great Bear Magmatic Zone (GBMZ), part of the Bear Structural Province of the Canadian Shield (Figure 2). The Bear province covers some 40,000 square kilometres (100 x 400 km) and consists of the gneissic Coronation Geosyncline to the east, and the GBMZ to the west, with the long-lived, polyphase Wopmay Deformation Zone (WDZ) separating the two terranes (Hildebrand, 1986) (Figure 3). This orogenic zone developed on the western side of the Archean Slave craton between 2.1 and 1.8 Ga. Hoffman (1980a) divided the Wopmay Deformation Zone into four distinct tectonic zones: (1) a thin autochthonous cratonic cover and foreland basal sequence overlies the northwestern area of the Slave Craton (2) the Asiak fold and thrust belt of continental shelf and carbonate sequences overthrust on the Craton (3) the Hepburn orthotectonic zone of deformed rift sediment-volcanic sequences intruded by post tectonic S-type plutons (4) the little deformed GBMZ, of subgreenschist facies volcano-sedimentary sequences intruded by I-type plutons. The GBMZ is on lapped by platformal Paleozoic cover sequences to the west. The Eldorado-Echo Bay Property is situated in the western part of the GBMZ.

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

Figure 2

N
120°
104°
65°
60°
ARCTIC
PLATFORM
CORONATION GULF
Coppermine
Homocline
Contact Lake
IOCG Project
(Cu-Co-Au-Ag-U)
Asiak Thrust-fold Belt
Kilohigok
Basin
Thelon Magmatic Zone
GREAT BEAR
LAKE
Turmoil Klippe
Great Bear Magmatic Zone
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

Figure 3

Alberta Star
Contact Lake
IOCG PROJECT
(Cu-Co-Au-Ag-U)
GREAT BEAR LAKE
Port Radium
Arctic Hunter
Sim 1 Property
HOTTAH LAKE
Alberta Star
Longtom Property
Cu-Co-Au-Ag-U
LAC LA MARTRE
A11
120
118
116
67
66
65
64
63
LEGEND
Fault location
SCALE
KILOMETRES 25 0 25 50 75 KILOMETRES
MILES 0 20 40 MILES
ALBERTA STAR DEVELOPMENT CORP.
Contact Lake Project
Regional Geology
As Shown
4
Mar, 2009
TERRACAD LTD.
NAD 83 Z 11
After: Hoffman, P. and Hall, L. - GSC Open file 2559 (1993)

Local Geology

Adapted from Hoffman & McGlynn, 1977; Hildebrand, 1981; Reardon, 1992; Robinson & Ohmoto, 1971. The geology of the Eldorada-Contact Lake area, as shown in Figure 4, has been compiled from mapping completed by Hildebrand, 1981, and Reardon, 1992.

Figure 4

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

The Eldorado & Contact Lake IOCG & Uranium Projects 2013 Explorations Program

Management has determined that due to the remote location of the projects, high cost of exploration in Canada’s far north and other factors, no work was done in 2013 and no further work is planned for the 2013 field season.

Mineral Claim and Lease Claim Payments in the Northwest Territories

In order to retain property title or mineral claims in the Northwest Territories, we must complete and file assessment work of at least $4 per acre during the two-year period immediately following the date the claim is recorded. In respect to the representation of work, the types of undertakings on the claims are as follows:

·	Drilling

·	Trenching

·	Sinking shafts

·	Geochemical and geophysical investigation made on the ground or by aircraft

·	Surveyor claims must be proved by the surveyor general

·	Work done in constructing roads and airstrips

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

Contact Lake Mineral Claims – Contact Lake, NT (Eldorado-Contact Lake Project)

During the year ended November 30, 2005, we acquired a 100% undivided right, title and interest, subject to a 1% net smelter return royalty (“NSR”), in five (5) mineral claims, totalling 1,801.82 ha (4,450.50 acres) located five miles southeast of Port Radium on Great Bear Lake, NT for cash payments of $60,000 (paid) and 60,000 of our common shares (issued and valued at $72,000). We may purchase the NSR for a one-time payment of $1,000,000. We completed additional staking in the area in order to increase the project size to sixteen (16) contiguous claims, totalling 10,563.78 ha (26,103.57 acres). Collectively, the properties are known as the Contact Lake Mineral Claims. (Figure 5).

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

		10,563.78

Figure 5

Great Bear Lake
CROSS FAULT
ECHO BAY
ELDORADO
Dowdell Point
Mystery Island
Gossan Island
Branson's Lodge
Breccia Island
Echo Bay
Southwest Arm
Contact Lake
F91863 BON 1
F91864 BON 2
F91865 BON 3
F91852 COBALT 1
F91853 COBALT 2
F91854 COBALT 3
F91855 COBALT 4
F91856 COBALT 5
F91857 COBALT 6
F91861 BEN 1
F91862 BEN 2
BONANZA
EL BONANZA
Lease - # 4748
Lease - # 4749
Lease - # 4750
Kilometers
Legend
Past Producing Mine
Leases
Claims
ALBERTA STAR DEVELOPMENT CORP.
ELDORADO - CONTACT LAKE PROJECT
Contact Lake
Leases and Claims
As Shown
6
Feb, 2009
TERRACAD LTD.
NAD 83 Z 11

Our expenditures related to the Contact Lake Mineral Claims can be summarized as follows:

	For the year ended November 30, 2013	For the year ended November 30, 2012	For the year ended November 30, 2011
	$	$	$

Exploration operating expenses
Camp costs and field supplies	-	1,575	3,200
Claim maintenance	10,120	5,134	4,874

	10,120	6,709	8,074

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

No work is planned for this property in 2014.

Port Radium – Glacier Lake Mineral Leases, NT (Eldorado-Contact Lake Project)

In 2005, we acquired a 100% undivided right, title and interest, subject to a 2% NSR in four (4) mineral leases, totalling 2,520.78 ha (6,228.85 acres) (the “Glacier Lake Mineral Leases”) (Figure 6) located one mile east of Port Radium on Great Bear Lake, NT for cash payments of $30,000 (paid) and 72,000 of our common shares (issued and valued at $72,000). We may purchase one-half of the NSR for a one-time payment of $1,000,000.

The Echo Bay lease (produced 23,779,178 ounces of silver) and the Port Radium – Eldorado lease (produced 15 million pounds of uranium and 8 million ounces of silver). The Port Radium uranium belt was formerly one of Canada’s principal producers of Pitchblende uranium during the 1930s and 1940s.

No work is planned on this property in 2014.

A summary of our claims can be found below:

Name	Size (ha)
Lease # 4815	843.77
Lease # 4816	104.81
Lease # 4817	872.50
Lease # 4818	699.70

2,520.78

Figure 6

Great Bear Lake
N
S
W
E
CROSS FAULT
Lease - # 4816
ECHO BAY
ELDORADO
Lease - # 4815
(Formerly GLAC-1)
Lease - # 4817
(Formerly WATT)
Branson's Lodge
Lease - # 4818
(Formerly GLAC-2)
Gossan Island
Echo Bay
Southwest Arm
0 0.5 1 2 3
Kilometers
Legend
Past Producing Mine
Leases
ALBERTA STAR DEVELOPMENT CORP.
ELDORADO - CONTACT LAKE PROJECT
Glacier Lake Leases
As Shown
8
Feb. 2009
TERRACAD LTD.
NAD 83 Z 11

Our expenditures related to the Port Radium – Glacier Lake Mineral Leases can be summarized as follows:

	For the year ended November 30, 2013	For the year ended November 30, 2012	For the year ended November 30, 2011
	$	$	$

Exploration operating expenses
Claim maintenance	6,227	6,227	6,227

	6,227	6,227	6,227

Eldorado South IOCG & Uranium Project, NT (Eldorado South Project)

During the year ended November 30, 2007, we staked twenty four (24) claims (the “Eldorado South Uranium Mineral Claims”), and four (4) additional claims (the “Eldorado West Uranium Mineral Claims”) located ten miles south of Eldorado uranium mine on the east side of Great Bear Lake, NT and 680 km (423 miles) north of the city of Yellowknife, NT, collectively known as the Eldorado South Uranium Project. During the year ended November 30, 2009, fourteen claims (14) were allowed to lapse. During the year ended November 30, 2012 and up to April 5, 2013, three (3) claims were allowed to lapse. During the year ended November 30, 2013 and up to March 31, 2014, three (3) claims were allowed to lapse The Eldorado South Uranium Project now consists of eight (8) mineral claims totaling 6,913.35 ha (17,082.89 acres) (Figure 7).

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

No work is planned on this property in 2014.

A summary of our claims can be found below:

Name	Tag Number	Size (ha)
PR 3	K06183	1,045.10
PR 4	K06194	1,045.10
PR 8	K06198	1,045.10
PR 9	K06199	1,045.10
PR 11	K06201	480.77
PR 12	K06202	1,045.10
PR 13	K06203	1,045.10
PR 19	K06209	161.98

		6,913.35

Figure 7

440000
450000
460000
470000
N
W
E
S
Great Bear Lake
CROSS FAULT
ECHO BAY
ELDORADO
Breccia Island
Dowdell Point
Mystery Island
Gossan Island
Branson's Lodge
Echo Bay
BONANZA
EL BONANZA
Southwest Arm
CONTACT LAKE
Contact Lake
Thompson Lake
K06194
PR 4
K06201
PR 11
K06209
PR 19
K06183
PR 3
K06198
PR 8
K06202
PR 12
K06199
PR 9
K06203
PR 13
Moody Lake
0 1 2 4 6 8
Kilometers
Legend
Past Producing Mine
Claims
ALBERTA STAR DEVELOPMENT CORP.
ELDORADO - CONTACT LAKE PROJECT
Eldorado South Mineral Claims
As Shown
10
Mar, 2014
Terraced Geoscience Services Ltd.
NAD 83 Z 11
450000

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

No work is planned on this property in 2014.

A summary of our claims can be found below:

Name	Tag Number	Size (ha)
GOSSAN 1	F91851	418.04
GOSSAN 2	F91858	418.04
CROSS	F91458	2.10
RAD 1	F91859	627.06
RAD 2	F91860	323.98
		1,789.22

We did not incur any expenditures related to the Crossfault Lake Property over the past three fiscal years.

Figure 8

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
Legend
Past Producing Mine
Claims

Port Radium - Eldorado Uranium Mineral Claims, NT (Eldorado-Contact Lake Project)

In 2005, we entered into a lease agreement with South Malartic Exploration Inc. to purchase a 50% undivided interest, title and right in three mineral claims, totalling 106.53 ha (263.13 acres) (the “Eldorado Uranium Mineral Claims”) located at Port Radium on Great Bear Lake, NT, for a cash payment of $20,000 (paid) (Figure 9).

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

No work is planned on this property in 2014.

A summary of our claims can be found below:

Name	Tag Number	Size (ha)
ELDORADO	Lease # 3032	30.32
ELDORADO	Lease # 3033	44.81
ELDORADO	Lease # 3034	31.40

		106.53

Our expenditures related to the Eldorado Uranium Mineral Claims can be summarized as follows:

	For the year ended November 30, 2013	For the year ended November 30, 2012	For the year ended November 30, 2011
	$	$	$

Exploration operating expense
Claim maintenance	-	526	526

	-	526	526

Figure 9

N
S
W
E
Great Bear Lake
Lease - # 3034
Lease - # 3033
Lease - # 3032
CROSS FAULT
ECHO BAY
ELDORADO
Dowdell Point
0
250
500
1,000
1,500
Meters
ALBERTA STAR DEVELOPMENT CORP.
ELDORADO - CONTACT LAKE PROJECT
Eldorado Uranium Leases
As Shown
12
Feb, 2009
TERRACAD LTD.
NAD 83 Z 11
Legend
Past Producing Mine
Leases

North Contact Lake Mineral Claims, NT (Eldorado-Contact Lake Project)

In 2006, we acquired a 100% right, interest and title, subject to a 2% NSR, in eleven mineral claims (the “North Contact Lake Mineral Claims”), for a payment of $75,000 cash (paid) and the issuance of 50,000 of our common shares (issued and valued at $182,500). We may purchase one-half of the NSR for a one-time payment of $1,000,000. The North Contact Lake Mineral Claims are situated north of Contact Lake on Great Bear Lake approximately 680 km (423 miles) north of Yellowknife, NT, totalling 6,305.51 ha (15,581.20 acres) (Figure 10).

The property is the northern extension of the Contact Lake Project and includes the Contact Lake – Echo Bay Stato-volcanic complex, having hundreds of known or recorded copper, gold, silver, nickel, cobalt, REE and high grade uranium occurrences identified in Proterozoic rocks.

No work is planned on this property in 2014.

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

Figure 10

N
W
E
S
Breccia Island
F98670
EC 10
F98667
EC 7
F98668
EC 8
F98669
EC 9
F98666
EC 6
Branson's Lodge
F98665
EC 5
F98664
EC 4
F98663
EC 3
F98662
EC 2
F98661
EC 1
F98369
EC 24
Echo Bay
0
0.5
1
2
3
Kilometers
ALBERTA STAR DEVELOPMENT CORP.
ELDORADO - CONTACT LAKE PROJECT
North Contact Lake
Mineral Claims
As Shown
13
Feb, 2009
TERRACAD LTD.
NAD 83 Z 11
Legend
Past Producing Mine
Claims

Longtom Property (Damp Claim Lease), NT

We hold a 50% undivided interest subject to a 2% NSR, totalling 355.34 ha (878.05 acres), in the Longtom Property (the “Longtom Property”) located about 350 km northwest of Yellowknife, NT. The Longtom Property is registered in the name of the Company (Figure 11).

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

No work is planned on this property in 2014. We consider this property immaterial to the Company.

We hold the following mineral lease claim at Longtom:

Claim Name	Tag Number	Size (ha)
DAMP	Mineral Lease # 3759	355.34

Figure 11

465000
470000
475000
N
W
E
S
7230000
7225000
7220000
7215000
Lease - # 3759
Damp Lease
Longtom Lake
Zebulon Lake
0
2,000
4,000
Meters
ALBERTA STAR DEVELOPMENT CORP.
Project Map
Longtom Claim Map
As Shown
14
Mar, 2009
TERRACAD LTD.
NAD 83 Z 11

Our expenditures related to the Longtom Property are summarized as follows:

	For the year ended November 30, 2013	For the year ended November 30, 2012	For the year ended November 30, 2011
	$	$	$

Exploration operating expenses
Claim maintenance	893	893	893

	893	893	893

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

Central Canada Property (Ontario)

Nature of Interest and Terms of Acquisition

The Central Canada gold project consists of seven claims totaling 24 claim units (~3.8 km2) located approximately 20 km east of the town of Atikokan and 190 km west of the City of Thunder Bay in the Province of Ontario.

We hold our interest in this Property under an Option Agreement dated March 3, 2014 pursuant to which Alberta Star may earn a 60% interest in the Central Canada gold property from TerraX Minerals Inc. In order to exercise the Option, Alberta Star must make cash payments to TerraX totaling $85,000 over a three year period, with $10,000 paid upon execution of the Option Agreement, $25,000 due on the second anniversary of the execution of the Option Agreement and a further $50,000 due on the third anniversary date. Alberta Star must also incur an aggregate of $500,000 in exploration expenditures over a three year period, with $100,000 to be incurred by March 31, 2015, a further $150,000 to be incurred by March 31, 2016 and the remaining $250,000 to be incurred by March 31, 2017. Alberta Star will also be responsible for payment of the annual pre-production royalty of $10,000 to the original vendors of the Central Canada Property due annually in December beginning with the next payment due on December 11, 2014.

There are no encumbrances, either registered or unregistered, affecting title to the mineral claims except for the 2.5% NSR Royalty retained by the original vendors.

Description, Location and Access

The Central Canada Property consists of the following mineral claims located in the Hutchinson Township of the Province of Ontario:

Township	Claim	Recording Date	Expiry Date	Units	Work Required
HUTCHINSON	3008652	2003-Aug-05	2017-Aug-05	4	$1,600
HUTCHINSON	3008653	2003-Aug-05	2017-Aug-05	4	1,600
HUTCHINSON	3008654	2003-Aug-05	2017-Aug-05	8	3,200
HUTCHINSON	3014051	2003-Nov-13	2016-Nov-13	3	1,200
HUTCHINSON	3014052	2003-Nov-13	2016-Nov-13	2	800
HUTCHINSON	4251109	2009-Jun-26	2017-Jun-26	2	800
HUTCHINSON	4251110	2009-Jun-26	2017-Jun-26	1	400
Total				24	$9,000

Access to the Central Canada property is reasonably good. Access is via Highway 623 from Highway 11, approximately 24 km east of Atikokan. 10.2 km north of Highway 11, one turns west onto the Marmion Lake Shore Road. After 5.9 km, turn south onto a gravel road, and travel approximately 2.8 km to the gas pipeline. From this point, access is by foot, ATV or snowmobile, 1.5 km east to the heart of the property. The property is approximately 20 km east of Atikokan, a small mining-friendly town with local labour and services. It is 190 km west of Thunder Bay, a city with a long mining history and home to personnel with the skills to work in the mining industry.

The climate of the project area is continental in nature, with cold winters (-10 to -35ºC) and warm summers (+10 to +35ºC). Seasonal variations affect exploration to some extent (geological mapping cannot be done in the winter, geophysics and drilling are best done at certain times of the year etc.), but the climate would not significantly hamper mining operations.

The property has gently rolling topography with a maximum relief of approximately 30 m. Elevation varies from 420 to 450 m Above Sea Level. Approximately 40% of the property is covered by lakes, but in general the property is dominated by forest and lesser swamps. Parts of the property have been logged in the past, so the present forest is second growth, a mixture of jackpine, spruce, birch and poplar trees; swampier areas contain small spruce trees and alders. The bulk of the property is covered by thin overburden, and outcrop density is moderate.

Logistical support and supplies are available from the town of Atikokan, 24 km to the west. There is no electricity available at the property site, but surface water is abundant within the property boundaries.

Maintaining Mineral Claims in the Province of Ontario

In order to retain property title or mineral claims in Ontario, we must complete and file assessment work of at least $400 per 16 hectare claim unit during the two-year period immediately following the date the claim is recorded and $400 per claim unit per year thereafter.

Geology, History of Exploration and Status

The Central Canada property straddles the southern contact of the Marmion Batholith, host to the Hammond Reef gold deposit, 19 km to the northwest. The bulk of the property is underlain by mafic rocks outside the batholith; these have been intruded by abundant felsic dikes presumably related to the Marmion Batholith. Gold mineralization is associated with quartz-iron carbonate veins with minor pyrite and local tourmaline and/or arsenopyrite. These veins are most common in or close to felsic dikes. Dikes and veins trend easterly, parallel to the contact of the Marmion Batholith and to the strike of the regional scale Quetico Fault, which also occurs on the property. TerraX conducted due diligence on the property in October 2009, collecting 18 grab samples of veins and alteration. Assay values range from 9 ppb to 22.9 g/t gold, and seven samples had >250 ppb Au. This includes results of 2.8, 4.48 and 22.9 g/t gold.

A shaft was sunk on the property in 1901 and deepened to 130’ in 1929. A 1929 Ontario Department of Mines report notes pyrite, chalcopyrite, tetrahedrite and free gold at 30 to 40’ depth in the shaft, and values up to 21.0 g/t gold. Eighteen holes were drilled from 1929 to 1935. A pilot mill was constructed on site, but there is no record of gold production. Three short holes were drilled in 1965, with a best intersection of 7’ (2.13 m) @ 44 g/t gold. Thirteen holes were drilled in 1985 - the best intersection was 3.8’ (1.16 m) @ 30 g/t gold. A 2003 Ontario Geological Survey property visit report noted that “gold mineralization is hosted by quartz-tourmaline veins within sheared, deformed, carbonatized and sericitized quartz porphyry. Historical reports indicated up to 7 parallel and extensional quartz vein sets over a strike length of 1000 m and across a width of 400 m…… Exploration programs should consider using induced polarization (IP) geophysical surveys to delineate disseminated sulphide mineralized zones which locally contain gold”. Freewest Resources stripped 17 areas on the property in 2004, and collected 54 samples, of which 21 returned results >100 ppb gold, and the three highest were 1.24, 4.17 and 7.96 g/t gold. Freewest’s report recommended geophysics and drilling, but this was not completed.

Induced Polarization (“IP”) and magnetic surveys were conducted in February/March 2010 on the Central Canada property. Geophysical surveying covered the main mineralized zone, which returned grab sample values up to 22.9 g/t Au in 2009. Unfortunately, this grid was not entirely surveyed due to poor weather conditions, but two incompletely defined chargeability anomalies were detected. One of these is roughly coincident with the 22.9 g/t Au sample, and one occurs in an area not previously investigated by TerraX.

A comprehensive prospecting program was carried out by TerraX on the Central Canada property in June 2010. Extensive zones of shearing and carbonate-chlorite-sericite alteration with quartz veining were noted across the property. This prospecting program collected 21 new grab samples. Results ranged from below detection to a high of 39.6 g/t Au on a sample collected near the circa 1900 shaft that occurs on the property. Importantly, two samples of approximately 1 g/t Au (907 and 1070 ppb) were taken from a new showing 500 m northeast of the shaft. This showing consists of a northeast trending sericite carbonate shear with disseminated to semi-massive pyrite and arsenopyrite.

In September 2010 TerraX conducted channel sampling on the Central Canada property, following up on assay results from prospecting undertaken at Central Canada in early 2010 that returned a grab sample of 39.6 g/t gold. One hundred and twenty-three channel samples were collected over a strike length of approximately 120 m, perpendicular to a series of easterly trending quartz-carbonate-pyrite veins and felsic dikes. Twenty-four samples contained anomalous gold (20 ppb or higher), with a high value of 7.5 g/t Au. The lowest values were below detection levels. Four separate anomalous intervals were obtained, namely;

-	2.0 m @ 2.51 g/t Au (including 0.45 m @7.5 g/t Au);
-	12.0 m @ 334 ppb Au;
-	6.2 m @ 325 ppb Au; and
-	2.65 m @ 754 ppb Au.

Based on these results and historical information, TerraX commenced drilling at Central Canada in March 2012. Three holes (363 m) were drilled approximately 55 meters apart to test a 110 m strike length of the main mineralized structure, which trends east-northeast. Drill holes were aligned to cut normal to the mineralized structures identified in the channel sampling. Drill intersections from southwest to northeast include 23.30 m @ 0.83 g/t Au (including 0.63 m @ 7.36 g/t Au) in hole CC12-03, 10.61 m @ 1.32 g/t Au (including 1.82 m @ 4.77 g/t Au) in hole CC12-01, and 8.92 m @ 0.74 g/t Au in hole CC12-02.

To follow-up on the success of this initial limited drill program at Central Canada, we are planning further drilling to determine the overall size of the mineralized structure, which remains open along strike and down-dip. We currently anticipate a budget of $100,000 for further drilling. Hole CC12-02 encountered extensive alteration and was extended to a final depth of 157 meters. Several anomalous gold zones parallel to the main structure were intersected in this hole indicating the potential for multiple gold horizons at Central Canada. All three holes had significant gold intersections on the main structure indicating a continuously mineralized zone of consistent gold grade.

ITEM 4A - Unresolved Staff Comments

Not applicable.

ITEM 5 - Operating and Financial Review and Prospects

The Company is engaged in the acquisition, exploration and development of mineral resource properties. We had no operating revenue from our continuing operations during the years ended November 30, 2013, 2012 and 2011 as we were, and remain, at an exploration stage with respect to our mineral properties. In August 2010, the Company diversified into the oil and natural gas resource sector with the acquisition of revenue producing resource assets to complement our existing mining interests and provide us with a working interest partner for future expansion in the oil and natural gas resource sector. Revenues reported for the fiscal years ended November 30, 2013, 2012 and 2011 are in relation to our discontinued petroleum operations.

On April 8, 2013, the Company entered into an agreement with Petrocapita for the sale of its petroleum and natural gas properties in Alberta and Saskatchewan for cash consideration of $1,875,000. The sale to Petrocapita was completed on April 23, 2013 for total net cash consideration of $1,900,513 after taking into account initial industry standard adjustments to the agreed purchase price of $1,875,000. The effective date of this transaction was March 1, 2013. The Company decided to sell its petroleum and natural gas assets because of continued decline in netbacks for heavy oil in Western Canada.

This discussion and analysis of the operating results and financial position of our Company for the three years ended November 30, 2013, 2012 and 2011 should be read in conjunction with the financial statements and the related notes included in Item 18. This section contains ‘forward-looking statements”. See “Cautionary Note on Forward-Looking Statements”.

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

A 1% change in short-term rates would have changed the interest income and net earnings of the Company, assuming that all other variables remained constant, by approximately $54,858 for the year ended 30 November 2013.

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises primarily from the Company’s cash and cash equivalents and trade receivables. The Company manages its credit risk relating to cash and cash equivalents by dealing only with highly-rated Canadian financial institutions. As at 30 November 2013, trade receivables were comprised of GST/HST receivable of $3,186, petroleum revenue receivable of $Nil , trade receivable of $327 and interest receivable of $Nil .. As a result, credit risk is considered insignificant.

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

As at November 30, 2013, we had working capital of $5,600,849, inclusive of $6,700,938 of cash and cash equivalents. Cash and cash equivalents at the date of this Annual Report are approximately $6,000,000 which is sufficient to cover additional property acquisitions, planned exploration expenditures, and administration for at least 12 months.

Year ended November 30, 2013 compared to year ended November 30, 2012

The Company’s net and comprehensive earnings for the year ended November 30, 2013 was $673,069 or $0.031 per share compared to a net and comprehensive loss of $3,475,613 or $0.162 loss per share for the year ended November 30, 2012.

The Company sold all its heavy oil operations to Petrocapita effective March 1, 2013 for total net cash consideration of $1,900,513 after taking into account initial industry standard adjustments to the agreed purchase price of $1,875,000. This resulted in net earnings from discontinued operations of $982,288 compared to a net loss from discontinued operations of $2,200,614 in the prior year. The current year earnings included a gain on disposition of $1,098,679.

The Continuing Operation loss was reduced $965,780 to $309,219 for the year ended November 30, 2013 from $1,274,999 for the year ended November 30, 2012.

The significant changes in Continuing Operations during the current fiscal period compared to the same period a year prior are as follows:

Advertising and promotion expenses decreased $17,577 to $3,944 during the year ended November 30, 2013 from the $21,521 incurred during the same period a year prior. The decrease in advertising and promotion is primarily attributable to a decrease in advertising costs and news release dissemination fees.

Bank charges and interest increased $30,064 to $31,076 during the year ended November 30, 2013 from $1,012 incurred during the same period a year prior. During the current year, interest of $29,719 was paid to the Canada Revenue Agency relating to past flow-through share transactions.

Consulting fees decreased $60,798 to $12,486 for the year ended November 30, 2013 from $73,284 for the year ended November 30, 2012. The decrease in consulting fees period over period is due mainly to a decrease in the number of consultants used by the Company and the elimination of oil and gas reporting requirements.

Director fees increased $18,000 to $44,000 for the year ended November 30, 2013 from $26,000 for the year ended November 30, 2012. The increase in director fees was due to implementation of a policy of compensating the independent directors for their service effective May 1, 2012.

Legal and accounting fees decreased $62,808 to $174,600 for the year ended November 30, 2013, from $237,408 for the year ended November 30, 2012. The decrease in legal and accounting fees from the previous year was mainly due to a reduction in legal fees paid to the Company’s legal counsels in Alberta, British Columbia and the Northwest Territories for the Company’s Annual General Meeting, and other general corporate matters.

Management fees increased $72,500 to $120,000 for the year ended November 30, 2013 from $47,500 for the year ended November 30, 2012. The increase is due to the CEO billing his services under management fees instead of salaries effective July 11, 2012 and the Chairman billing for his services effective July 1, 2013.

Meals and entertainment expenses for the year ended November 30, 2013 were reduced $23,228 to $8,321 as compared to $31,549 in the prior year. The current year’s meal and entertainment expenses were less due to a general reduction in the Company’s promotional activities and an effort to reduce costs.

There was a $263,746 recovery of a general provision related to flow-through shares as a result of a review of the Company’s filings related to prior flow-through transactions.

Office rent was reduced $16,962 to $39,517 for the year ended November 30, 2013 from $56,479 for the year ended November 30, 2012. Effective September 1, 2013, the Company moved its office from #506 – 675 West Hastings Street, Vancouver to #2300 – 1066 West Hastings Street, Vancouver resulting in an estimated monthly saving of $2,500.

Salaries and benefits for the year ended November 30, 2013 were reduced $353,363 to $120,861 as compared to $474,224 for the year ended November 30, 2012 when management fees were included in salaries and a termination fee of $204,167 was paid to the former President upon his resignation on July 10, 2012.

Stock-based compensation expense totalling $57,760, a non-cash item, was incurred during the year ended November 30, 2013 on the granting of 1,025,000 stock options of which 512,500 stock options vested during the period as compared to $149,722 for the year ended November 30, 2012.

Shareholder information costs were reduced from $47,300 during the year ended November 30, 2012 to $Nil for the year ended November 30, 2013. The decrease in shareholder information costs period over period is due to no consultants being paid for the Company’s investor relations and corporate development activities.

Interest income increased $9,955 to $80,576 for the year ended November 30, 2013, compared to $70,621 during the same period a year prior primarily due to higher interest rates being paid on deposits during the current year.

There was an unrealized foreign exchange gain of $104,230 (2012 – loss $41,778) for the year ended November 30, 2013 based primarily on the valuation of US$1,503,060 held in U.S. funds. This gain resulted from the Canadian dollar decreasing in value compared to the US dollar.

There was a capital loss of $19,853 resulting from the disposition of office computers and furniture compared to a capital gain of $18,518 in the prior year upon the sale of exploration camp equipment that was written off in a prior year.

Year ended November 30, 2012 compared to year ended November 30, 2011

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

Stock-based compensation expense totaling $149,722, a non-cash item, was incurred during the year ended November 30, 2012 on the granting of 1,425,000 stock options that vested during the period as compared to $216,070 for the year ended November 30, 2011.

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

General

Since incorporation, we have financed our operations almost exclusively through the sale of common shares to investors. Our business is mining exploration and development and we have no producing mineral resource properties that generate operating income or cash flow from business operations. Until a significant body of ore is found, working capital requirements are minimal, and we expect to continue to finance operations through the sale of equity in fiscal 2014.

In August 2010, we diversified into the oil and natural gas resource sector with the acquisition of revenue producing resource assets to complement our existing advanced stage mining interests but we sold these oil and natural gas assets during 2013. We had oil and gas operating revenues but we rely primarily on existing cash and equity financing to fund our exploration and administrative costs. We expect to rely upon our available capital throughout the current fiscal year.  If costs increase substantially or we incur greater losses than expected, our exploration activities and other operations will be reliant upon equity financings to continue into the future.  The current market conditions could make it difficult or impossible for us to raise necessary funds to meet our capital requirement and our access to additional capital may not be available on terms acceptable to us or at all.

If we are unable to obtain financing through equity investments, we will seek multiple solutions including, but not limited to, credit facilities or debenture issuances.

We do not have any loans outstanding at this time. Our strong cash position will allow financial flexibility. See "Cautionary Note Regarding Forward Looking Statements".

The Company began recognizing and receiving revenue from its heavy oil resource properties as of August 1, 2010 but sold all its heavy oil resource properties effective March 1, 2013. The Company relies on equity financing to fund its exploration and administrative costs.

During the year ended November 30, 2013, 675,000 options were exercised for proceeds of $133,875.

As at November 30, 2013, the Company had cash and cash equivalents of $6,700,938 and working capital of $5,600,849 as compared to $6,997,109 of cash and cash equivalents and working capital of $5,714,151 at November 30, 2012.

Total assets at November 30, 2013 decreased to $6,738,829 from $8,638,833 at November 30, 2012, primarily as a result of the $1,760,758 special cash distribution from the sale of its heavy oil property assets.

As of the date of this report the Company has cash and cash equivalents of approximately $6,000,000 comprised of $4,300,000 in redeemable GIC’s held at large financial institutions, $1,668,000 Canadian equivalent of US$1,503,000 and $32,000 in chequeing accounts. Short term investments with a current value of $975,000 are comprised of 1,300,000 shares of TerraX Minerals Inc that most recently traded at $0.75on the TSX Venture Exchange. The Company believes that this is sufficient to fund its currently planned exploration and administrative budget through the balance of fiscal 2014.

We do not plan to fund any significant exploration and development activities for 2014 other than exploration expenditures of $100,000 planned for drilling at our recently acquired Central Canada gold project in Ontario.

Financing Activities

The particulars of all capital raising transactions for the last two fiscal years are detailed below. Proceeds of these financings have been used for exploration and for development expenditures (only when and if warranted) in connection with our mineral projects, for working capital and for acquisition of additional projects.

i.	During the year ended 30 November, 2013, a total of 675,000 stock options with a weighted average exercise price of $0.20 per share were exercised for proceeds of 133,875.

Financial Instruments

All financial instruments we use are predominantly denominated in Canadian dollars. We do not engage in any hedging operations with respect to currency or in-situ minerals. Funds which are currently in excess of our current expenditures are invested in low risk, highly liquid investments with original maturations of three months or less.

Capital Expenditure Commitments

At November 30, 2013, we were not party to any capital expenditure commitments.

C.	Research and Development, Patents and Licenses, etc.

None.

D.	Trend Information.

As we are an exploration company with no producing mining properties, information regarding trends in production, sales and inventory are not meaningful.

E.	Off-balance Sheet Arrangements.

We have no off-balance sheet arrangements that would require disclosure.

F.	Tabular Disclosure of Contractual Obligations.

As of the year ended November 30, 2013, we were not party to any agreements or arrangements which gave rise to any contractually obligated payments.

ITEM 6. Directors, Senior Management and Employees

A.	Directors and Senior Management.

Directors

Name of Director	Age	Date of First Election or Appointment
Guido Cloetens	47	July 10, 2012
Tom Ogryzlo	74	July 10, 2012
Robert Hall	37	September 27, 2006
Stuart Rogers	57	March 1, 2007
Martin Burian	50	June 12, 2013
Erwin Holsters	37	June 12, 2013

Executive Officers and Management

Name of Officer	Age	Office
Stuart Rogers	57	Chief Executive Officer
Gordon Steblin	54	Chief Financial Officer

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

Gordon Steblin, Chief Financial Officer

Mr. Steblin obtained a Bachelor of Commerce degree in 1983 from the University of British Columbia, and in 1985 he became a Certified General Accountant. Mr. Steblin has over 20 years of financial experience in the junior mining/exploration sector. Mr. Steblin was previously the Chief Financial Officer of client companies listed on the TSX Venture Exchange, the Toronto Stock Exchange and FINRA OTC Bulletin Board. Mr. Steblin is currently the Chief Financial Officer of Freegold Ventures Limited which trades on the Toronto Stock Exchange and Arctic Hunter Energy Inc. which trades on the TSX Venture Exchange.

Robert Hall, Director

Mr. Hall brings over 10 years experience in management in both public and private companies to Alberta Star. He builds and maintains relationships with institutional and retail investors. He is active as a director of Windfire Capital Corp. and Touchdown Resources Inc., both of which trade on the TSX Venture Exchange. He is active as a director and officer of Arctic Hunter Energy Inc. and Doubleview Capital Corp., both of which trade on the TSX Venture Exchange and Dynamic Gold Corp., a company trading on the FINRA OTC Bulletin Board. Mr. Hall holds a Bachelor's degree in Education from the University of British Columbia.

Guido Cloetens, Chairman and Director

Guido Cloetens is a Certified Investment & Financial advisor located in Brussels, Belgium and has been active in the financial markets since 1988; he has participated in numerous financings and initial public offerings in Europe, the United States and in Canada in both private equity and public companies. Mr. Cloetens was a senior Investment advisor to international institutional investors from 1988 until 1995 with two private banks and an advisor to high net worth investors and to family offices from 1996 until 2011.

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

Martin Burian, Director

Martin Burian, CA, CBV, has eighteen years of investment banking experience and was most recently Managing Director, Investment Banking at Haywood Securities Inc. from 2010 until May 2013, prior to which he served as President of Bolder Investment Partners from 2009 until its merger with Haywood Securities in 2010. He is currently an officer or director of Cap-Ex Iron Ore Ltd., Canarc Resource Corp., Atlas Cloud Enterprises Inc. and Tinkerine Studio Ltd.

Erwin Holsters, Director

A resident of Brussels, Belgium, Erwin Holsters has been a Senior Private Banker at a leading European private bank since 2010, prior to which he was a Client Relationship Manager at Robeco/Kaupthing Bank from 2007 to 2009. In 2012 he graduated from Insead Business School as a Certified Private Banker.

Family Relationships

There are no familial or marital relationships that exist amongst our officers and directors.

Arrangements

There are no arrangements or understandings between any of our directors or executive officers, and with our major shareholders, customers, suppliers or others, pursuant to which they were selected to be a director or executive officers.

B. Compensation.

We are required, under applicable securities legislation in Canada, to disclose to our shareholders details of compensation paid to our directors and members of our administrative, supervisory or management bodies. The following fairly reflects all material information regarding compensation paid to our directors and members of our administrative, supervisory or management bodies in our fiscal year ended November 30, 2013.

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

2013 Summary Compensation Table

NAME AND PRINCIPAL POSITION	ANNUAL COMPENSATION				LONG-TERM COMPENSATION
	Salary		Other Annual Compensation		Awards		LTIP payouts	Other
					Restricted Stocks	Options/ SARs(1)
Stuart Rogers: CEO			$95,000	(2)	Nil	$14,088	Nil	Nil
Gordon Steblin: CFO	-		$70,500	(3)	Nil	$7,044	Nil	Nil
Guido Cloetens (appointed June 12, 2013) Chairman	-		$25,000	(4)	Nil	$11,270	Nil	Nil
Robert Hall: Former Vice President Corporate Development and current Director	$106,666	(5)	-		Nil	$1,409	Nil	Nil
Brian Morrison (appointed Sept. 5, 2008, resigned June 12, 2013) Director	-		$7,000	(6)	Nil	Nil	Nil	Nil
Edward Burylo (appointed Dec. 17, 2008, resigned June 12, 2013) Director	-		$7,000	(6)	Nil	Nil	Nil	Nil
Guido Cloetens (appointed July 10, 2012) Director	-		$7,000	(4)	Nil	Nil	Nil	Nil
Tom Ogryzlo (appointed July 10, 2010) Director	-		$12,000	(6)	Nil	$1,409	Nil	Nil
Martin Burian (appointed June 12, 2013) Director	-		$5,500	(6)	Nil	$11,270	Nil	Nil
Erwin Holsters (appointed June 12, 2013) Director	-		$5,500	(6)	Nil	$11,270	Nil	Nil

Notes:

(1)	“Securities Under Options/SARs Granted” are grants made under the stock option plan of the Company. “SAR” means stock appreciation rights. On July 18, 2013, the Company granted options to directors and officers whereby 50% of the Stock options vested on July 18, 2013 and 50 % vested on January 18, 2014. The weighted average fair value of the options granted and vested during the year ended November 30, 2013 was estimated at $0.065 per option at the grant date using the Black-Scholes Option Pricing Model.

(2)	Fees paid to a company controlled by Mr. Rogers for CEO fees.

(3)	Fees paid to a company controlled by Mr. Steblin for accounting services.

(4)	Fees paid to a company controlled by Mr. Cloetens for Chairman and director fees.

(5)	Mr. Hall resigned November 1, 2013 as Vice President Corporate Development and this amount includes $40,000 paid/accrued as severance.

(6)	These amounts are directors fees paid to entities controlled by the named director.

The table below sets forth the stock options granted to the Company’s director and officers during the fiscal year ended November 30, 2013:

Director or Officer	Number of Common Shares(2)		Exercise Price ($)	Expiry Date
Guido Cloetens	200,000		0.20	July 18, 2016
Tom Ogryzlo	25,000		0.20	July 18, 2016
Martin Burian	200,000		0.20	July 18, 2016
Erwin Holsters	200,000		0.20	July 18, 2016
Stuart Rogers	250,000	(1)	0.20	July 18, 2016
Robert Hall	25,000		0.20	July 18, 2016
Gordon Steblin	125,000		0.20	July 18, 2016

(1)	These options were issued to West Oak Capital Group, Inc., a private company owned by Stuart Rogers.

(2)	On July 18, 2013, the Company granted 1,025,000 options to directors and officers, exercisable at $0.20 per share until July 18, 2016. 512,500 options vested on July 18, 2013 and 512,500 options vested on January 18, 2014.

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

Under our stock option plan, the maximum number of common shares of the Company which may be authorized for reservation for the grant of options from time to time shall be 20% of the Company’s issued and outstanding common shares as of the date of shareholder approval of the Plan.

The following is a summary of the terms of the stock option plan and is qualified in its entirety by the full text of the stock option plan which is available for review at our offices:

1.	The Company must obtain disinterested shareholder approval if the plan, together with any previous plans, could result at any time in the grant to Insiders (as defined in the Plan), within a 12 month period, a number of options exceeding 10% of the issued shares of the Company.

2.	The total number of common shares to be reserved for issuance over the previous one year period for any optionee shall not exceed 5% of the issued common shares of the Company at the time of grant and the total number of common shares that may be reserved for issuance over the previous 12 month period for individuals engaged in an investor relations capacity shall not exceed 2% of the issued common shares of the Company at the time of grant. In addition, the total number of common shares to be reserved for issuance over the previous 12 month period for any one consultant, shall not exceed 2% of the issued common shares of the Company at the time of grant.

3.	While the Company’s common shares are listed on the Exchange, the purchase price per common share for any option granted under the Plan shall not be less than the market price of the Company’s common shares less any applicable discount in accordance with the policies of the Exchange.

4.	Options granted must expire not later than a maximum of five years from the date of the grant.

5.	Options will vest at the discretion of the board of directors.

6.	All options granted pursuant to the Plan shall be non-assignable.

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

The directors hold office until the next annual general meeting of the shareholders, at which time they may stand for re-election. We are required to hold an annual general meeting within fifteen months from the last annual general meeting. Our most recent annual general meeting was held on June 12, 2013.

Service Contracts

There are no director service contracts.

Audit Committee

Our Board of Directors has one committee, an audit committee. We do not have a compensation or remuneration committee.

Our audit committee is comprised of Martin Burian, Erwin Holsters and Tom Ogryzlo. The audit committee performs the following functions, among others:

·	Directly appoints, retains and compensates our independent auditor and pre-approves all auditing and non-auditing services of the independent auditor;
·	Evaluates the independent auditor's qualifications, performance and independence;
·	Discusses the scope of the independent auditors' examination;
·	Reviews and discusses the annual audited financial statements and quarterly financial statements with management and the independent auditor and the report of the independent auditor thereon;
·	Assesses our accounting practices and policies;
·	Reviews and approves of all related-party transactions, including transactions between our company and our officers or directors or affiliates of officers or directors;
·	Develops, and monitors compliance with, a code of ethics for senior financial officers;
·	Develops, and monitors compliance with, a code of conduct for all our employees, officers and directors;
·	Establishes procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters; and
·	Establishes procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

The specific functions and responsibilities of the audit committee are set forth in our audit committee charter. We have determined that Martin Burian qualifies as an audit committee financial expert, pursuant to SEC regulations and section 803 of the NYSE MKT Company Guide. Members of the audit committee satisfy the financial literacy requirements for audit committee members under the SEC rules and regulations. We have determined that Messrs. Burian, Holsters and Ogryzlo are independent directors in accordance with Rule 10A-3 under the Exchange Act and Section 803 of the NYSE MKT Company Guide.

In order to act in a forward-thinking manner, our board of directors intends to elect a compensation committee in 2014 whose members will include members of the audit committee, to complete the following functions, among others:

·	Develops executive compensation philosophy and establishes and annually reviews and approves policies regarding executive compensation programs and practices;
·	Reviews and approves corporate goals and objectives relevant to the Chief Executive Officer's compensation, evaluates the Chief Executive Officer's performance in light of those goals and objectives and sets the Chief Executive Officer's compensation based on this evaluation;
·	Reviews the Chief Executive Officer's recommendations with respect to, and approves annual compensation for, our other executive officers;
·	Establishes and administers annual and long-term incentive compensation plans for key executives;
·	Recommends to the board for its approval and, where appropriate, submission to our stockholders, incentive compensation plans and equity-based plans;
·	Recommends to the board for its approval changes to executive compensation policies and programs; and
·	Reviews and approves all special executive employment, compensation and retirement arrangements.

D.	Employees.

At the end of the fiscal year ended November 30, 2013, we had no employees. We hire contractors on an as-needed basis for geological services and other trades and when required, we have retained geological and other consultants to conduct work programs on our oil and gas and mineral property interests. Our Chief Executive Officer, Chief Financial Officer and Chairman are all engaged by the Company as consultants.

At the end of the fiscal year ended November 30, 2012, we had one employee being the Vice President of Corporate Development. The employee was located in British Columbia.

At the end of the fiscal year ended November 30, 2011, we had three employees consisting of the Chief Executive Officer, Manager of Field Operations and an office assistant. All employees were located in British Columbia.

E.	Share Ownership.

Our directors and officers beneficially own the following shares as of the date of this Annual Report:

Common Shares

Director or Officer	Number of Common Shares Owned	Percentage of Outstanding (%)(1)
Guido Cloetens	3,496,000	16.14
Tom Ogryzlo	-	-
Martin Burian	95,500	0.44
Erwin Holsters	-	-
Stuart Rogers	339,000	1.57
Robert Hall	35,900	0.17
Gordon Steblin	101,000	0.47

Notes:

(1)	Percentages are based on 21,655,979 shares of common stock issued and outstanding as of the date of this Annual Report.

Stock Options

The following incentive stock options are currently outstanding to our directors and officers as of the date of this Annual Report:

Shares that may be Purchased Upon Exercise of Stock Options

Director or Officer	Number of Common Shares		Exercise Price ($)	Expiry Date
Guido Cloetens	200,000		0.20	July 18, 2016
Tom Ogryzlo	75,000		0.165	July 10, 2015
	100,000		0.20	October 12, 2015
	25,000		0.20	July 18, 2016
Martin Burian	200,000		0.20	July 18, 2016
Erwin Holsters	200,000		0.20	July 18, 2016
Stuart Rogers	50,000		1.00	July 2, 2014
	250,000	(1)	0.20	July 18, 2016
Robert Hall	50,000		1.00	July 2, 2014
	75,000		0.21	January 9, 2015
	100,000		0.20	October 12, 2015
	25,000		0.20	July 18, 2016
Gordon Steblin	50,000		1.00	July 2, 2014
	75,000		0.21	January 9, 2015
	125,000		0.20	July 18, 2016

(1)	These options were issued to West Oak Capital Group, Inc., a private company owned by Stuart Rogers.

At the annual general meeting of our shareholders held on June 12, 2013, our company’s stock option plan was proposed, and approved, and subsequently filed with the TSX-V.

We grant share options in accordance with the policies of the TSX Venture Exchange. Under the general guidelines of the TSX Venture Exchange, we may reserve up to 20% of our issued and outstanding shares to our employees, directors or consultants to purchase.

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

We are a publicly-held corporation, with our common shares held by residents of Canada, the United States of America and other countries. As of the date of filing this Annual Report, we are authorized to issued an unlimited number of common shares without par value, of which 21,655,979 common shares are issued and outstanding and unlimited number of preferred shares without par value, of which none are issued and outstanding.

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

Identity of Person or Group(1)(2)	2013	2012	2011
Guido Cloetens(3)	16.91%	9.91%	-
Tim Coupland(4)(5)	-	5.03%	8.94%

Notes:

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to options or warrants currently exercisable, or exercisable within 60 days, are deemed outstanding for purposes of computing the percentage ownership of the person holding such option or warrants, but are not deemed outstanding for purposes of computing the percentage ownership of any other person.

(2)	Percentages are based on in: (1) 2013: 21,655,979 shares of common stock issued and outstanding as of March 31, 2014 (2) 2012: 21,403,979 shares of common stock issued and outstanding as of March 31, 2013; and (3) 2011: 21,403,979 shares of common stock issued and outstanding as of March 27, 2012; unless otherwise noted.

(3)	Guido Cloetens beneficially owns 3,696,000 common shares including 3,496,000 common shares and 200,000 common shares acquirable upon exercise of outstanding stock options for a total of 16.91%; as of April 5, 2013, Mr. Cloetens beneficially owned 2,314,000 common shares including 2,139,000 common shares and 175,000 common shares acquirable upon exercise of outstanding stock options for a total of 9.91%.

(4)	In 2011, Tim Coupland beneficially owned 1,912,517 common shares including 1,077,517 common shares and 835,000 common shares acquirable upon exercise of outstanding stock options for a total of 8.94%. Tim Coupland held 802,485 shares directly, T8X Capital Ltd., of which Tim Coupland is a 100% owner, held 275,032 shares and 835,000 stock options.

(5)	As of July 10, 2012, Tim Coupland beneficially owned 1,077,517 common shares for a total of 5.03%. Tim Coupland held 802,485 shares directly, T8X Capital Ltd., of which Tim Coupland is a 100% owner, holds 275,032 shares. His current shareholdings cannot be confirmed as he is no longer an insider of the Company.

Voting Rights

Our major shareholders do not have any different voting rights than other shareholders.

Corporate or Foreign Government Ownership

We are not controlled directly or indirectly by any other corporation or any other foreign government or by any other natural or legal person, severally or jointly.

Geographic Breakdown of Shareholders

The following lists the geographical distribution of shareholders at February 28, 2014:

	Number of registered
Location	shareholders	Number of shares
Canada*	6	21,539,059
United States	3	4,200
Other	4	112,720
Total	13	21,655,979

Shares registered in intermediaries are assumed to be held by residents of the same country in which the clearing-house is located.

* 3,496,000 common shares that are held in Canadian intermediaries are beneficially owned by Guido Cloetens a resident of Belgium.

Change of Control

There are no arrangements for which through their operation, at a subsequent date, may result in a change in our control.

Contingencies

We are aware of no contingencies or pending legal proceedings as of the date of this report.

B.	Related Party Transactions.

TRANSACTIONS WITH RELATED PARTIES

Our board of directors consists of Guido Cloetens, Tom Ogryzlo, Robert Hall, Martin Burian, Erwin Holsters and Stuart Rogers. Stuart Rogers is our Chief Executive Officer, Guido Cloetens is our Chairman and Gordon Steblin is our Chief Financial Officer. We paid or accrued amounts to related parties as follows for the year ended November 30, 2013:

Management fees paid to a company controlled by Mr. Stuart Rogers	$95,000
Chairman fees paid to a company controlled by Mr. Guido Cloetens	$25,000
Accounting fees paid to a company controlled by Mr. Gordon Steblin	$70,500
Director fees paid to Mr. Edward Burylo*	$7,000
Director fees paid to Mr. Brian Morrison*	$7,000
Director fees paid to a company controlled by Mr. Guido Cloetens	$7,000
Director fees paid to Mr. Tom Ogryzlo	$12,000
Director fees paid to Mr. Martin Burian	$5,500
Director fees paid to Mr. Erwin Holsters	$5,500
Salaries and benefits paid/accrued to Mr. Rob Hall*	$106,666
$341,166

*	Resigned June 12, 2013.
**	Resigned November 1, 2013 as Vice President Corporate Development and this total includes a severance fee of $40,000.

During the year ended November 30, 2013, the Company purchased certain heavy oil assets for $102,000 from Arctic Hunter, a company with directors and officers in common, as part of the sale to Petrocapita. During the year ended November 30, 2013, the Company sold plant, property and equipment to Arctic Hunter for proceeds of $Nil (2012- $8,000), resulting in a gain of $Nil (2012- $8,000).

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

Other than disclosed herein, no director or senior officer, and no associate or affiliate of the foregoing persons, and no insider has or has had any material interest, direct or indirect, in any transactions, or in any other proposed transaction, during the year ended November 30, 2013.

On February 28, 2014, the Company entered into an agreement with TerraX Minerals Inc. (“TerraX”), a company with a director and officer in common, pursuant to which the Company can earn up to a 60% interest in TerraX’s wholly-owned Central Canada gold project (the “Central Canada Property”) in Ontario (the “Option”) and subscribed for 1,300,000 units of TerraX (the “Units”) at $0.45 per Unit for gross proceeds of $585,000 (the “Private Placement”). Each Unit consists of one common share and one-half of one share purchase warrant, with each full warrant entitling the holder to purchase an additional common share at an exercise price of $0.57 per common share exercisable until February 28, 2016. No finder’s fees are payable in connection with the Private Placement.

In order to exercise the Option, Alberta Star must make cash payments to TerraX totaling $85,000 over a three year period, with $10,000 due upon execution of a definitive option agreement (the “Option Agreement”), $25,000 due on the second anniversary of the execution of the Option Agreement (an “Anniversary Date”) and a further $50,000 due on the third Anniversary Date. Alberta Star must also incur an aggregate of $500,000 in exploration expenditures over a three year period, with $100,000 due on the first Anniversary Date, $150,000 due on the second Anniversary Date and a further $250,000 due on the third Anniversary Date. Albert Star will also be responsible for payment of the annual pre-production royalty of $10,000 to the original vendors of the Central Canada Property due annually in December beginning with the next payment due on December 11, 2014.

The net proceeds of the Private Placement will be used by TerraX to finance additional drilling planned for Terrax’s wholly-owned Northbelt property, which encompasses 3,562 hectares on the prolific Yellowknife belt, 15 km north of the city of Yellowknife, and covers 13 km of strike on the northern extension of the geology that contained the Giant (7.6 Moz) and Con (5.5 Moz) gold mines. The Northbelt property is host to multiple shears that are the recognized hosts for gold deposits in the Yellowknife camp and it contains innumerable gold showings.

Mr. Stuart Rogers, a director and the Chief Financial Officer of TerraX, is also a director and the President and Chief Executive Officer of Alberta Star. Mr. Rogers beneficially owns or controls 855,000 common shares and 447,500 securities convertible into common shares of TerraX, representing 2.06% of the outstanding common shares of TerraX on a non-diluted basis and 3.11% of the outstanding common shares of TerraX on a diluted basis. Mr. Rogers beneficially owns or controls 339,000 common shares and 300,000 securities convertible into common shares of Alberta Star, representing 1.56% of the outstanding common shares of Alberta Star on a non-diluted basis and 2.89% of the outstanding common shares of Alberta Star on a diluted basis. TerraX does not own any securities of Alberta Star and Alberta Star does not presently own any securities of TerraX. Assuming completion of the Private Placement, Alberta Star will own 3.04% of the outstanding common shares of TerraX on a non-diluted basis and 4.49% of the outstanding common shares of TerraX on a diluted basis. Mr. Rogers has declared his interest in, and will abstain from voting in respect of, the Option and the Private Placement on behalf of TerraX and Alberta Star. The directors of each of TerraX and Alberta Star have considered the merits of the Option and the Private Placement in the absence of Mr. Rogers. The Option and Private Placement are exempt from the formal valuation and minority approval requirements of Canadian Multilateral Instrument 61-101 pursuant to sections 5.5(b) and 5.7(1).

C.	Interests of Experts and Counsel.

None.

ITEM 8. Financial Information

A.	Financial Statements and Other Financial Information.

Financial Statements

As required, we have included the following as audited by an independent auditor and accompanied by an audit report, as of November 30, 2013:

·	Statements of financial position as at November 30, 2013 and 2012;

·	Statements of loss and comprehensive loss for the fiscal years ended November 30, 2013, 2012 and 2011;

·	Statements of cash flows for the fiscal years ended November 30, 201, 2012 and 2011;

·	Statements of changes in shareholders’ equity for the fiscal years ended November 30, 2013, 2012 and 2011 ;

·	Related notes and schedules; and

Legal Proceedings

We are not involved in any litigation or legal proceedings and to our knowledge, no material legal proceedings involving us are to be initiated against us.

Dividends

We have never paid any other dividends and do not intend to pay any dividends in the near future.

Special Cash Distribution – Reduction of Stated Capital

During the year ended November 30, 2013, the Company made a Special Distribution of $0.08 per common share in the aggregate amount of $1,760,758 representing the proceeds received from the sale of its various heavy oil assets by way of a reduction of stated capital of the Company.

B. Significant Changes.

Since the fiscal period ended November 30, 2013, no changes have taken place which may materially affect the interpretation of our company’s financial statements.

ITEM 9. The Offer and Listing

A.	Offer and Listing Details.

Our common shares trade on the TSX-V under symbol “ASX”, on the OTCBB under symbol “ASXSF” and on the Frankfurt Exchange under symbol “QLD”. Our shares have traded on the TSX-V, and on its predecessor, the Alberta Stock Exchange, since December 5, 1997. The following table sets forth the high and low closing prices in Canadian dollars of our common shares traded on the TSX-V and its predecessor:

Period	High	Low
December 1, 2008 to November 30, 2009	$1.30	$0.50
December 1, 2009 to November 30, 2010	$1.20	$0.37
December 1, 2010 to November 30, 2011	$0.70	$0.20
December 1, 2011 to November 30, 2012	$0.26	$0.17
December 1, 2012 to November 30, 2013	$0.27	$0.13

Period	High	Low
December 2011 to February 2012	$0.26	$0.20
March 2012 to May 2012	$0.26	$0.17
June 2012 to August 2012	$0.20	$0.17
September 2012 to November 2012	$0.23	$0.17
December 2012 to February 2013	$0.19	$0.16
March 2013 to May 2013	$0.24	$0.16
June 2013 to August 2013	$0.27	$0.13
September 2013 to November 2013	$0.19	$0.16
December 2013 to February 2014	$0.24	$0.17

Period	High	Low
September 2013	$0.18	$0.16
October 2013	$0.19	$0.17
November 2013	$0.18	$0.17
December 2013	$0.18	$0.17
January 2014	$0.19	$0.17
February 2014	$0.24	$0.18

Our common shares have been quoted for trading on the OTCBB since July 16, 2002; no trades in our common shares occurred on this quotation system until January 29, 2003. The following sets forth the high and low closing prices in United States dollars of our common shares traded on the OTCBB since this date:

Period	High		Low
December 1, 2008 to November 30, 2009	US$	1.10	US$	0.40
December 1, 2009 to November 30, 2010	US$	1.20	US$	0.33
December 1, 2010 to November 30, 2011	US$	0.71	US$	0.18
December 1, 2011 to November 30, 2012	US$	0.27	US$	0.16
December 1, 2012 to November 30, 2013	US$	0.26	US$	0.13

Period	High		Low
December 2011 to February 2012	US$	0.26	US$	0.18
March 2012 to May 2012	US$	0.27	US$	0.16
June 2012 to August 2012	US$	0.20	US$	0.16
September 2012 to November 2012	US$	0.26	US$	0.16
December 2012 to February 2013	US$	0.18	US$	0.15
March 2013 to May 2013	US$	0.23	US$	0.16
June 2013 to August 2013	US$	0.26	US$	0.13
September 2013 to November 2013	US$	0.18	US$	0.15
December 2013 to February 2014	US$	0.21	US$	0.15

Period	High		Low
September 2013	US$	0.18	US$	0.15
October 2013	US$	0.18	US$	0.15
November 2013	US$	0.17	US$	0.16
December 2013	US$	0.16	US$	0.15
January 2014	US$	0.17	US$	0.15
February 2014	US$	0.21	US$	0.16

B.	Plan of Distribution.

Not applicable.

C.	Markets.

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

We are a party to the following material contracts for the two years preceding publication of this Annual Report, all of which are referred to in the exhibits section of this Annual Report:

1.	Agreement with Petrocapita Oil and Gas L.P. - On April 8, 2013, the Company entered into an agreement with Petrocapita Oil and Gas L.P. (“Petrocapita”) of Calgary, Alberta for the sale of its petroleum and natural gas properties in Alberta and Saskatchewan for cash consideration of $1,875,000. The sale to Petrocapita was completed on April 23, 2013 for total net cash consideration of $1,900,513 after taking into account initial industry standard adjustments to the agreed purchase price of $1,875,000. The effective date of this transaction was March 1, 2013.

2.	Indicative Term Sheet and Option Agreement with TerraX Minerals Inc. - On February 28, 2014, the Company entered into an agreement with TerraX Minerals Inc. (“TerraX”), a company with directors and officers in common, pursuant to which the Company can earn up to a 60% interest in TerraX’s wholly-owned Central Canada gold project (the “Central Canada Property”) in Ontario (the “Option”) and subscribed for 1,300,000 units of TerraX (the “Units”) at $0.45 per Unit for gross proceeds of $585,000 (the “Private Placement”). The Private Placement closed on March 3, 2014. Each Unit consists of one common share and one-half of one share purchase warrant, with each full warrant entitling the holder to purchase an additional common share at an exercise price of $0.57 per common share exercisable until February 28, 2016. On March 3, 2014, the Company and TerraX entered into a definitive option agreement (the “Option Agreement”) related to the Option. In order to exercise the Option, Alberta Star must make cash payments to TerraX totaling $85,000 over a three year period, with $10,000 due upon execution of a definitive option agreement (the “Option Agreement”), $25,000 due on the second anniversary of the execution of the Option Agreement (an “Anniversary Date”) and a further $50,000 due on the third Anniversary Date. Alberta Star must also incur an aggregate of $500,000 in exploration expenditures over a three year period, with $100,000 due on the first Anniversary Date, $150,000 due on the second Anniversary Date and a further $250,000 due on the third Anniversary Date. Albert Star will also be responsible for payment of the annual pre-production royalty of $10,000 to the original vendors of the Central Canada Property due annually in December beginning with the next payment due on December 11, 2014.

3.	Employment Agreement between Robert Hall and the Company dated February 1, 2012 with respect to services in the capacity of Vice President Corporate Development at an annual salary of $80,000 filed as an exhibit with the commission on April 5, 2012. Effective July 1, 2013, the base salary was reduced from $80,000 per annum to $60,000 per annum. On November 1, 2013, Mr. Hall resigned as Vice President, Corporate Development and $40,000 was paid or accrued on the termination of his employment agreement.

4.	Consulting Agreement between Goring Development Corp. and the Company dated February 1, 2012 with respect to services rendered in the capacity of Chief Financial Officer at an annual amount of $78,000 filed as an exhibit with the commission on April 5, 2012. Effective July 1, 2013, the base salary was reduced from $78,000 per annum to $60,000 per annum.

5.	The Company entered into an employment contract dated March 30, 2007 and amended February 1, 2012 with Tim Coupland with respect to services rendered in the capacity of Chief Executive Officer for an indefinite term filed as an exhibit with the commission on April 5, 2012. Effective February 1, 2012, the base salary was reduced from $350,000 per annum to $180,000 per annum. On July 10, 2012, Mr. Coupland resigned and $204,167 was paid on the termination of his employment agreement.

D.	Exchange Controls.

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

U.S. Holders

For purposes of this summary, the term "U.S. Holder" means a beneficial owner of common shares that is for U.S. federal income tax purposes:

·	an individual who is a citizen or resident of the U.S.;

·	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;

·	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

·	a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

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

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders: (a) that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) that are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) that are brokers or dealers in securities or currencies or that are traders in securities that elect to apply a mark-to-market accounting method; (d) that have a “functional currency” other than the U.S. dollar; (e) that own common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) that acquired common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) that hold common shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) partnerships and other pass-through entities (and investors in such partnerships and entities); or (i) that own or have owned (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of the Company. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are (a) U.S. expatriates or former long-term residents of the U.S. subject to Section 877 of the Code, (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Income Tax Act (Canada) (“Tax Act”); (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold common shares in connection with carrying on a business in Canada; (d) persons whose common shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local tax, and foreign tax consequences relating to the acquisition, ownership and disposition of common shares.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds common shares, the U.S. federal income tax consequences to such partnership and the partners of such partnership generally will depend on the activities of the partnership and the status of such partners. Partners of entities or arrangements that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of common shares.

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

Passive Foreign Investment Company Rules

If the Company is considered a “passive foreign investment company” under the meaning of Section 1297 of the Code (a “PFIC”) at any time during a U.S. Holder’s holding period, the following sections will generally describe the U.S. federal income tax consequences to the U.S. Holder of the acquisition, ownership, and disposition of common shares. In addition, in any year in which the Company is classified as a PFIC, such holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. A failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file a IRS Form 8621.

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

The Company believes that it qualified as a PFIC for the tax year ended November 30, 2009 and during prior tax years. However, no determination has been made regarding our PFIC status for the tax years ended November 30, 2010, 2011, 2012 and 2013. The determination of whether a corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether a corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or a Subsidiary PFIC) concerning its PFIC status. Each U.S. Holder should consult its own tax advisor regarding the PFIC status of the Company and each Subsidiary PFIC.

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

There has been some difference in our operations due to the affect of foreign exchange rate fluctuation in the period ended November 30, 2013.

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

ITEM 12. Descriptions of Securities Other than Equity Securities.

A. – C.

Not Applicable.

D.	American Depository Receipts

The Company does not have securities registered as American Depository Receipts.

PART II

ITEM 13. Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

A-D.

None.

E.	Use of Proceeds.

Not applicable.

ITEM 15. Controls and Procedures.

A.	Disclosure Controls and Procedures

At the end of the period covered by this annual report for the fiscal year ended November 30, 2013, an evaluation was carried out under the supervision of, and with the participation of, our management, including our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act). Based upon that evaluation, our CEO and CFO have concluded that the disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by us in reports that are filed or submitted under the Exchange Act are (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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

Management, including the CEO and CFO, assessed the effectiveness of our internal control over financial reporting as of November 30, 2013. In making this assessment, management used the criteria set forth in the Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, management has concluded that, as of November 30, 2013, our internal control over financial reporting was effective and no material weaknesses in our internal control over financial reporting were discovered.

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

ITEM 16A. Audit Committee Financial Expert.

Our Board of Directors has determined that Martin Burian, a member of our Audit Committee, is the Audit Committee financial expert, as defined in Item 16A of Form 20-F, and is an independent director pursuant to criteria set forth in Section 803A of the NYSE MKT Company Guide.

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

ITEM 16C - Principal Accountant Fees and Services

Fees and Services

James Stafford, Chartered Accountants, audited our financial statements for fiscal 2013 and 2012. The following is an aggregate of fees billed during each of the years ended November 30, 2013 and 2012 for professional services rendered by our principal accountants:

	2013	2012
Audit fees - auditing of our annual financial statements and preparation of auditors’ report.	$39,000	$42,000
Audit-Related fees – assurance and related services for the audit	-	-
Tax fees - preparation	2,891	2,892
All other fees – other services provided by our principal accountants.	5,155	4,584
Total fees billed by our principal accountants	$47,046	$49,476

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

In general, we seek to obtain non-audit services from our principal accountants only when the services offered by our principal accountants are more effective or economical than services available from other service providers, and, to the extent possible, only after competitive bidding. These determinations are among the key practices adopted by the audit committee effective during fiscal 2013. The board has adopted policies and procedures for pre-approving work performed by our principal accountants.

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

ITEM 16E. Purchases of Equity Securities by the Issuers and Affiliated Purchasers.

We repurchased 290,000 common shares during the fiscal year ended November 30, 2013 and 133,000 common shares from December 31, 2013 to February 28, 2014.

Purchases for the fiscal year ended November 30, 2013 and to February 28, 2014:

	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Shares that May Yet to Be Purchased Under the Plans or Programs
December 1 to 31, 2012	-	-	-	-
January 1 to 31, 2013	-	-	-	-
February 1 to 28	-	-	-	-
March 1 to 31	-	-	-	-
April 1 to 30	-	-	-	1,800,000
May 3 to 31	43,000	$0.24	43,000	1,757,000
June 1 to 30	106,500	$0.17	149,500	1,650,500
July 1 to 31	140,500	$0.13	290,000	1,510,000
August 1 to 31	Nil	-	290,000	1,510,000
September 1 to 30	Nil	-	290,000	1,510,000
October 1 to 31	Nil	-	290,000	1,510,000
November 1 to 30	Nil	-	290,000	1,510,000
December 1 to 31, 2013	92,500	$0.17	382,500	1,417,500
January 1 to 31, 2014	23,500	$0.17	406,000	1,394,000
February 1 to 28, 2014	17,000	$0.18	423,000	1,377,000

On May 1, 2013, the Company received approval from the TSX Venture Exchange (the “Exchange”) for the Bid. Pursuant to the Bid, the Company may purchase for cancellation, from time to time, as it considers advisable, up to 1,800,000 of its issued and outstanding common shares. The price which the Company will pay for any shares purchased will be the prevailing market price of such common shares on the Exchange at the time of such purchase. The Bid commenced on May 3, 2013 and will terminate on May 3, 2014, or such earlier time as the Bid is completed or at the option of the Company. Jordan Capital Markets of Vancouver, British Columbia will conduct the Bid on behalf of the Company. During the year ended November 30, 2013, the Company purchased 290,000 common shares at a total cost of $47,554 .

ITEM 16F. CHANGE IN CERTIFYING ACCOUNTANT.

None.

ITEM 16G. CORPORATE GOVERNANCE.

Not applicable.

ITEM 16H. MINE SAFETY DISCLOSURE.

Not applicable.

PART III

ITEM 17 - Financial Statements

Not applicable.

ITEM 18 - Financial Statements

The financial statements and schedules appear on Pages F-1 through F-45 of this Annual Report and are incorporated herein by reference. Our audited financial statements as prepared by our management and approved by the audit committee include:

·	our statements of financial position as at November 30, 2013 and 2012;

·	the following statements for the fiscal years ended November 30, 2013, 2012 and 2011:

·	statements of loss and comprehensive loss; and

·	statements of cash flows;

·	our statements of changes in shareholders’ equity for the fiscal years ended November 30, 2013, 2012 and 2011;

·	notes to the financial statements; and

All of these were audited by our auditor, James Stafford, Chartered Accountants.

The financial statements are prepared in accordance with IFRS as issued by the IASB. All figures are expressed in Canadian dollars.

ITEM 19 - Exhibits

Financial Statements

Description	Page

Financial Statements and Notes	F-1 - F-45

Exhibits

The following exhibits are included herein, except for the exhibits marked with a bracketed number, which are incorporated herein by reference.

Exhibit No.	Exhibit Title
1.1(1)	Certificate of Incorporation and Certificate of Amendment and Registration of Restated Articles
1.2(1)	Bylaws
1.3(1)	Articles of Association
4.1(2)	Stock Option Plan as approved annually without change by Shareholders
4.2*(2)	Employment Agreement dated March 30, 2007 between Alberta Star Development Corp. and Mr. Tim Coupland, President and CEO
4.3(2)	Financial Public Relations Service Agreement dated December 15, 2007 between Alberta Star Development Corp. and MI3 Communications Financieres Inc.
4.4(3)	Shareholder Rights Plan Agreement dated October 10, 2008 between Alberta Star Development Corp. and MI3 Computershare Trust Company of Canada
4.5(4)	Financial Public Relations Service Agreement dated November 4, 2009 between Alberta Star Development Corp. and Progressive IR Consultants Corp.
4.6(5)	Agreement of Purchase and Sale made as of August 5, 2010 between Western Plains Petroleum Ltd. and Alberta Star Development Corp.
4.7(5)	Asset Purchase Agreement made as of August 25, 2010 between Western Plains Petroleum Ltd. and Alberta Star Development Corp.
4.8(5)	Sub-participation Agreement made as of October 14, 2010 between Arctic Hunter Uranium Inc. and Alberta Star Development Corp.
4.9(5)	Joint Operating Agreement made as of August 5, 2010 between Western Plains Petroleum Ltd. and Alberta Star Development Corp.
4.10(6)	Employment Agreement dated February 1, 2012 between Alberta Star Development Corp. and Mr. Tim Coupland, President and CEO
4.11(6)	Employment Agreement dated February 1, 2012 between Alberta Star Development Corp. and Mr. Rob Hall, Vice President Corporate Development
4.12(6)	Consulting Agreement dated February 1, 2012 between Alberta Star Development Corp. and Goring Development Corp., acting as CFO
4.13	Agreement of Purchase and Sale dated April 8, 2013 between Alberta Star Development Corp. and Petrocapita Oil and Gas LP
4.14	Option and Joint Venture Agreement dated March 3, 3014 between Alberta Star Development Corp. and TerraX Minerals Inc.
11.1(2)	Code of Ethics
12.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Indicates management contract or compensatory plan or arrangement.
(1)	incorporated by reference from our Form 20-F that was filed with the commission on June 8, 2001
(2)	incorporated by reference from our Form 20-F that was filed with the commission on April 8, 2008
(3)	incorporated by reference from our Form 20-F that was filed with the commission on March 24, 2009
(4)	Incorporated by reference from our Form 20-F that was filed with the commission on April 12, 2010
(5)	Incorporated by reference from our Form 20-F that was filed with the commission on May 17, 2011
(6)	Incorporated by reference from our Form 20-F that was filed with the commission on April 5, 2012

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for annual report filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ALBERTA STAR DEVELOPMENT CORP.

Dated: March 31, 2014	By: “Stuart Rogers”
Stuart Rogers, CEO

 Financial Statements

30 November 2013

(Expressed in Canadian dollars)

James Stafford

James Stafford, Inc.
Chartered Accountants
Suite 350 – 1111 Melville Street
Vancouver, British Columbia
INDEPENDENT AUDITOR’S REPORT	Canada V6E 3V6
Telephone +1 604 669 0711
Facsimile +1 604 669 0754
www.JamesStafford.ca

To the Shareholders of Alberta Star Development Corp.

We have audited the accompanying financial statements of Alberta Star Development Corp. (the “Company”) which comprise the statements of financial position as at 30 November 2013 and 2012, and the statements of earnings (loss) and comprehensive earnings (loss), cash flows and changes in equity for each of the years in the three-year period ended 30 November 2013, and a summary of significant accounting policies and other explanatory information.

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

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at 30 November 2013 and 2012, and the results of its operations and its cash flows for each of the years in the thee-year period ended 30 November 2013 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the financial statements, which describes matters and conditions that indicate the existence of a material uncertainty that raises substantial doubt about the ability of the Company to continue as a going concern.

Chartered Accountants

Vancouver, Canada

22 March 2014

Alberta Star Development Corp.

Statements of Financial Position

(Expressed in Canadian dollars)

	Notes	As at 30 November 2013 $	As at 30 November 2012 $

ASSETS

Current assets
Cash and cash equivalents	4	6,700,938	6,997,109
Trade and other receivables	5	3,513	174,127
Prepaid expenses	6	11,928	11,952

		6,716,379	7,183,188

Exploration and evaluation properties	7	17,240	-
Property, plant and equipment	8	5,210	1,455,645

Total assets		6,738,829	8,638,833

EQUITY AND LIABILITIES

Current liabilities
Trade and other payables	9	1,115,530	1,469,037

Decommissioning liabilities	10	-	602,889

Total liabilities		1,115,530	2,071,926

Equity
Common shares	11	45,372,258	47,573,745
Contributed surplus	11	13,715,857	13,728,064
Deficit		(53,464,816)	(54,734,902)

Total equity		5,623,299	6,566,907

Total liabilities and equity		6,738,829	8,638,833

APPROVED BY THE BOARD:

“ Stuart Rogers”	Director	“ Guido Cloetens”	Director
Stuart Rogers		Guido Cloetens

The accompanying notes are an integral part of these financial statements.

Alberta Star Development Corp.

Statements of Earnings (Loss) and Comprehensive Earnings (Loss)

(Expressed in Canadian dollars)

		Year ended 30 November
	Notes	2013 $	2012 $	2011 $

CONTINUING OPERATIONS

General and administrative expenses	19	474,692	1,310,005	1,764,471

Loss before other items		(474,692)	(1,310,005)	(1,764,471)

Other items
Interest income		80,576	70,621	63,373
Rent recovery	17	4,500	2,000	-
Unrealized foreign exchange gain (loss)		104,230	(41,778)	(6,263)
Gain (loss) on disposal of property, plant and equipment	8 & 17	(19,853)	18,518	57,435
Write-down of trades receivables	5	(3,980)	-	-
Write-down of exploration and evaluation properties	7	-	(14,355)	(15,720)

Net loss from continuing operations		(309,219)	(1,274,999)	(1,665,646)
DISCONTINUED OPERATIONS

Net earnings (loss) from discontinued operations	18	982,288	(2,200,614)	(60,711)

Net earnings (loss) and comprehensive earnings (loss) for the year		673,069	(3,475,613)	(1,726,357)

Basic and diluted earnings (loss) per share
Earnings (loss) per share from continuing operations	14	(0.014)	(0.060)	(0.078)
Earnings (loss) per share from discontinued operations	14	0.046	(0.103)	(0.003)
Earnings (loss) per share	14	0.031	(0.162)	(0.081)

The accompanying notes are an integral part of these financial statements.

Alberta Star Development Corp.

Statements of Cash Flows

(Expressed in Canadian dollars)

		Year ended 30 November
	Notes	2013 $	2012 $	2011 $

OPERATING ACTIVITIES

Loss for the year from continuing operations		(309,219)	(1,274,999)	(1,665,646)
Adjustments for:
Accrued interest income		-	(216)	-
Depreciation	8	5,793	9,640	16,037
Loss (gain) on sale of property, plant and equipment	8 & 17	19,853	(18,518)	(57,435)
Share-based payments	12, 17 & 19	57,760	149,722	216,070
Write-down of exploration and evaluation properties	7	-	14,355	15,720
Operating cash flows before movements in working capital
Decrease in trade and other receivables		5,905	16,749	8,724
Decrease in prepaid expenses		24	2,209	21,978
Increase (decrease) in trade and other payables		(353,507)	(135,000)	15,638

Cash used in operating activities from continuing operations		(573,391)	(1,236,058)	(1,428,914)

INVESTING ACTIVITIES

Exploration and evaluation expenditures	7	(17,240)	(14,355)	(15,720)
Special cash distribution	11.4	(1,760,758)	-	-
Purchase of shares to be returned to treasury	11.3	(47,554)	-	-
Proceeds on sale of property, plant and equipment	8	-	18,518	78,152

Cash from (used in) investing activities from continuing operations		(1,825,552)	4,163	62,432

FINANCING ACTIVITIES

Options exercised	11.2	133,875	-	-

Cash from financing activities from continuing operations		133,875	-	-

Decrease in cash and cash equivalents from continuing operations		(2,265,068)	(1,231,895)	(1,366,482)
Increase (decrease) in cash and cash equivalents from discontinued operations	18	1,968,897	448,563	(309,296)
Cash and cash equivalents, beginning of year		6,997,109	7,780,441	9,456,219

Cash and cash equivalents, end of year		6,700,938	6,997,109	7,780,441

Supplemental cash flow information (Note 20)

The accompanying notes are an integral part of these financial statements.

Alberta Star Development Corp.

Statements of Changes in Equity

(Expressed in Canadian dollars)

	Notes	Number of shares	Common shares $	Contributed surplus $	Warrant reserve $	Deficit $	Total $

Balances, 1 December 2010		21,403,979	47,573,745	13,231,208	131,064	(49,532,932)	11,403,085
Share-based payments	12	-	-	216,070	-	-	216,070
Warrants expired		-	-	131,064	(131,064)	-	-
Net loss for the year		-	-	-		(1,726,357)	(1,726,357)

Balances, 30 November 2011		21,403,979	47,573,745	13,578,342	-	(51,259,289)	9,892,798

Share-based payments	12	-	-	149,722	-	-	149,722
Net loss for the year		-	-	-	-	(3,475,613)	(3,475,613)

Balances, 30 November 2012		21,403,979	47,573,745	13,728,064	-	(54,734,902)	6,566,907

Common shares returned to treasury	11.3	(290,000)	(644,571)	-	-	597,017	(47,554)
Special cash distribution	11.4	-	(1,760,758)	-	-	-	(1,760,758)
Options exercised	11.2	675,000	203,842	(69,967)	-	-	133,875
Share-based payments	12	-	-	57,760	-	-	57,760
Net earnings for the year		-	-	-	-	673,069	673,069

Balances, 30 November 2013		21,788,979	45,372,258	13,715,857	-	(53,464,816)	5,623,299

The accompanying notes are an integral part of these financial statements.

Alberta Star Development Corp.

Notes to the Financial Statements

30 November 2013

(Expressed in Canadian dollars)

1.	CORPORATE INFORMATION

Alberta Star Development Corp. (the “Company”) was incorporated under the laws of the province of Alberta on 6 September 1996 and is in the exploration stage.

The Company is in the business of acquiring and exploring mineral and oil and gas properties. The recoverability of the amounts expended by the Company on acquiring and exploring mineral and petroleum and natural gas properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to complete the acquisition and/or development of the properties and upon future profitable production. Effective 1 March 2013, the Company sold all of its petroleum and natural gas properties (Note 18).

The head office, principal address and registered and records office is located at Suite 2300 - 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X2.

The Company’s financial statements as at 30 November 2013 and for the year then ended have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company has net comprehensive earnings of $673,069 for the year ended 30 November 2013 (2012 - net comprehensive loss of $3,475,613, 2011 – net comprehensive loss of $1,726,357) and has working capital of $5,600,849 as at 30 November 2013 (2012 - $5,714,151).

The Company had cash and cash equivalents of $6,700,938 at 30 November 2013 (2012 - $6,997,109), but management cannot provide assurance that the Company will ultimately achieve profitable operations or become cash flow positive, or raise additional debt and/or equity capital. If the Company is unable to raise additional capital in the future, management expects that the Company will need to curtail operations, liquidate assets, seek additional capital on less favourable terms and/or pursue other remedial measures. Management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast significant doubt upon the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

2.	BASIS OF PREPARATION

The financial statements of the Company for the year ended 30 November 2013 were approved and authorized for issue by the Board of Directors on 21 March 2014.

2.1	Basis of presentation

The Company’s financial statements have been prepared on the historical cost basis except for certain financial instruments which are measured at fair value, as explained in Note 16, and are presented in Canadian dollars except where otherwise indicated.

Alberta Star Development Corp.

Notes to the Financial Statements

30 November 2013

(Expressed in Canadian dollars)

2.2	Statement of compliance

The financial statements of the Company have been prepared in accordance with and using accounting policies in full compliance with International Financial Reporting Standards (“IFRS”) and International Accounting Standards (“IAS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”), effective for the Company’s reporting for the year ended 30 November 2013.

2.3	Adoption of new and revised standards and interpretations

At the date of authorization of these financial statements, the IASB and IFRIC have issued the following new and revised standards, amendments and interpretations which are not yet effective during the year ended 30 November 2013.

·	IFRS 7 ‘Financial Instruments: Disclosures’ is effective for annual periods beginning on or after 1 January 2013 that provides additional disclosures related to offsetting financial assets and financial liabilities.

·	IFRS 9 ‘Financial Instruments: Classification and Measurement’ is a new financial instruments standard effective for annual periods beginning on or after 1 January 2015 that replaces IAS 39 and IFRIC 9 for classification and measurement of financial assets and financial liabilities.

·	IFRS 11 ‘Joint Arrangements’ is a new standard effective for annual periods beginning on or after 1 January 2013 that replaces IAS 31 and Standing Interpretations Committee Standards (“SIC”) 13.

·	IFRS 12 ‘Disclosure of Interests in Other Entities’ is a new standard effective for annual periods beginning on or after 1 January 2013 that replaces disclosure requirements in IAS 27 (as amended in 2008), IAS 28 (as revised in 2003) and IAS 31.

·	IFRS 13 ‘Fair Value Measurement’ is a new standard effective for annual periods beginning on or after 1 January 2013 that replaces fair value measurement guidance in other IFRSs.

·	IAS 1 ‘Presentation of Financial Statements’ is effective for annual periods beginning on or after 1 January 2013 and clarifies requirements for comparative information.

·	IAS 19 (Amendment) ‘Employee Benefits’ is effective for annual periods beginning on or after 1 January 2013 and revises recognition and measurement of post-employment benefits.

Alberta Star Development Corp.

Notes to the Financial Statements

30 November 2013

(Expressed in Canadian dollars)

·	IAS 32 (Amendment) ‘Financial Instruments: Presentation’ is effective for annual periods beginning on or after 1 January 2014 and revises certain aspects of the requirements on offsetting.

The Company has not early adopted these standards, amendments and interpretations and anticipates that the application of these standards, amendments and interpretations will not have a material impact on the financial position and financial performance of the Company.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

3.1	Significant accounting judgments, estimates and assumptions

The preparation of the Company’s financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and reported amounts of earnings and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

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

Alberta Star Development Corp.

Notes to the Financial Statements

30 November 2013

(Expressed in Canadian dollars)

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

Other items of property, plant and equipment are depreciated over their estimated useful lives using the declining balance method at the following annual rates with half the rate applied in year of acquisition:

Computer equipment	30%
Computer software	100%
Furniture and fixtures	20%
Equipment	20%

3.4	Non-current assets held for sale and discontinued operations

Non-current assets and disposal groups are classified as held for sale if their carrying amounts will be recovered through a sale transaction rather than through continuing use. Immediately before classification as held for sale, the assets, or components of a disposal group, are re-measured at the lower of their carrying amount and fair value less costs to sell, with impairments recognized in the statements of income in the period measured. Non-current assets or disposal groups held for sale are presented in current assets and liabilities within the balance sheet. Assets or disposal groups held for sale are not depleted, depreciated or amortized. Liabilities associated with assets held for sale are presented separately from the Company’s other liabilities.

Assets or disposal groups are classified as held-for-sale when the sale is highly probable and the asset or disposal group is available for immediate sale in its present condition. For the sale to be highly probable, management must be committed to a plan to sell the asset and an active program to locate a buyer and complete the plan must have been initiated. The asset or disposal group must be actively marketed for sale at a price that is reasonable in relation to its current fair value and the sale should be expected to be completed within one year from the date of classification.

Alberta Star Development Corp.

Notes to the Financial Statements

30 November 2013

(Expressed in Canadian dollars)

A discontinued operation is a component of the Company that has either been disposed of or that is classified as held for sale. A component of the Company is comprised of operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Company. Net earnings of a discontinued operation and any gain or loss on disposal are combined and presented as net earnings from discontinued operations in the statements of earnings (loss) and comprehensive earnings (loss). Comparative periods are re-presented to reflect discontinued operations presentation.

3.5	Exploration and evaluation properties

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

3.6	Revenue recognition

Petroleum and natural gas revenues are recorded when title passes, the amount is determinable and collection is reasonably assured.

Alberta Star Development Corp.

Notes to the Financial Statements

30 November 2013

(Expressed in Canadian dollars)

3.7	Decommissioning, restoration and similar liabilities

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

Changes in the net present value, excluding changes in the Company’s estimates of reclamation costs, are charged to profit or loss for the period. The net present value of reclamation costs arising from subsequent site damage that is incurred on an ongoing basis during production are charged to profit or loss in the period incurred. The costs of reclamation projects that were included in the provision are recorded against the provision as incurred. The costs to prevent and control environmental impacts at specific properties are capitalized in accordance with the Company’s accounting policy for exploration and evaluation properties. A gain or loss may be incurred upon settlement of the decommissioning obligation.

3.8	Share-based payments

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

3.9	Flow-through shares

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

Alberta Star Development Corp.

Notes to the Financial Statements

30 November 2013

(Expressed in Canadian dollars)

3.10	Taxation

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

3.11	Foreign currency translation

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

Alberta Star Development Corp.

Notes to the Financial Statements

30 November 2013

(Expressed in Canadian dollars)

3.12	Earnings (loss) per share

Basic per share amounts are calculated by dividing the earnings or loss attributable to shareholders of the Company by the weighted average number of shares outstanding during the period. Diluted per share amounts are determined by adjusting the earnings or loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares, which consist of share purchase warrants and stock options.

3.13	Financial assets

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

Alberta Star Development Corp.

Notes to the Financial Statements

30 November 2013

(Expressed in Canadian dollars)

The fair value is determined by reference to bid prices at the close of business on the reporting date. Where there is no active market, fair value is determined using valuation techniques. Where fair value cannot be reliably measured, assets are carried at cost.

Derivatives designated as hedging instruments in an effective hedge

The Company does not hold or have any exposure to derivative instruments.

3.14	Financial liabilities

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

Derivatives designated as hedging instruments in an effective hedge

The Company does not hold or have any exposure to derivative instruments.

3.15	Impairment of financial assets

Financial assets, other than financial assets at FVTPL, are assessed for indicators of impairment at each period end.

Alberta Star Development Corp.

Notes to the Financial Statements

30 November 2013

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

3.16	Derecognition of financial assets and liabilities

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

3.17	Impairment of non-financial assets

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

30 November 2013

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

3.18	Related party transactions

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

3.19	Joint arrangements

Substantially all of the Company’s petroleum and natural gas exploration and development activities involve jointly controlled assets; accordingly, the financial statements reflect only the Company’s share of these jointly controlled assets and a proportionate share of the relevant revenue and related costs.

3.20	Comparative figures

Certain comparative figures have been adjusted to conform to the current year’s presentation.

3.21	Change in accounting policy

The Company adopted IAS 1 (Amendment) ‘Presentation of Financial Statements’ effective 1 December 2012, which includes amendments of items and other comprehensive income. The adoption of IAS 1 did not result in a significant impact on the Company’s financial statements.

Alberta Star Development Corp.

Notes to the Financial Statements

30 November 2013

(Expressed in Canadian dollars)

4.	CASH AND CASH EQUIVALENTS

The Company’s cash and cash equivalents are denominated in the following currencies:

As at 30 November	2013 $	2012 $

Denominated in Canadian dollars	5,104,715	5,474,920
Denominated in U.S. dollars	1,596,223	1,522,189

Total cash and cash equivalents	6,700,938	6,997,109

5.	TRADE AND OTHER RECEIVABLES

The Company’s trade and other receivables arise from petroleum and natural gas revenue receivable, Goods and Services Tax / Harmonized Sales Tax (“GST/HST”) receivable due from the government taxation authorities, interest receivable and other receivables from related parties. These are as follows:

As at 30 November	2013 $	2012 $

GST/HST receivable	3,186	9,202
Trade receivables (Note 17)	327	164,709
Interest receivable	-	216

Total trade and other receivables	3,513	174,127

Included in trade and other receivables are amounts due from a company related to the Company by way of management and directors in common of $Nil (2012 - $1,273) (Note 17). The amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

During the year ended 30 November 2013, the Company wrote down trade receivables of $3,980 (2012 - $Nil, 2011 - $Nil) (Note 20).

Included in trade and other receivables is $Nil (2012 - $37,351, 2011 - $44,374) related to the purchase of capital expenditures for the petroleum and natural gas properties as at 30 November 2013 (Note 20).

Alberta Star Development Corp.

Notes to the Financial Statements

30 November 2013

(Expressed in Canadian dollars)

6.	PREPAID EXPENSES

The Company’s prepaid expenses are as follows:

As at 30 November	2013 $	2012 $

Insurance	11,830	11,424
Rent	-	528
Other	98	-

Total prepaid expenses	11,928	11,952

Alberta Star Development Corp.

Notes to the Financial Statements

30 November 2013

(Expressed in Canadian dollars)

7.	EXPLORATION AND EVALUATION PROPERTIES

The Company’s exploration and evaluation properties expenditures for the year ended 30 November 2013 are as follows:

	Petroleum and Natural Gas Properties $	Contact Lake Property $	Glacier Lake Property $	Longtom Property $	Total $

ACQUISITION COSTS

Balance, 1 December 2012	-	-	-	-	-
Balance, 30 November 2013	-	-	-	-	-

EXPLORATION AND EVALUATION COSTS

Balance, 1 December 2012	-	-	-	-	-
Claim maintenance and permitting	-	10,120	6,227	893	17,240
Balance, 30 November 2013	-	10,120	6,227	893	17,240

Total costs	-	10,120	6,227	893	17,240

Alberta Star Development Corp.

Notes to the Financial Statements

30 November 2013

(Expressed in Canadian dollars)

The Company’s exploration and evaluation properties expenditures for the year ended 30 November 2012 are as follows:

	Petroleum and Natural Gas Properties $	Contact Lake Property $	Glacier Lake Property $	Other Properties $	Total $

ACQUISITION COSTS

Balance, 1 December 2011	701,510	-	-	-	701,510
Additions	8,006	-	-	-	8,006
Transfer to property, plant and equipment (Note 8)	(526,509)	-	-	-	(526,509)
Write-down (Notes 18 and 20)	(183,007)	-	-	-	(183,007)
Balance, 30 November 2012	-	-	-	-	-

EXPLORATION AND EVALUATION COSTS

Balance, 1 December 2011	28,005	-	-	-	28,005
Camp costs and field supplies	-	1,575	-	-	1,575
Claim maintenance and permitting	-	5,134	6,227	1,419	12,780
Transfer to property, plant and equipment (Note 8)	(16,199)	-	-	-	(16,199)
Write-down (Notes 18 and 20)	(11,806)	(6,709)	(6,227)	(1,419)	(26,161)
Balance, 30 November 2012	-	-	-	-	-

Total costs	-	-	-	-	-

Alberta Star Development Corp.

Notes to the Financial Statements

30 November 2013

(Expressed in Canadian dollars)

Petroleum and natural gas properties

During the year ended 30 November 2013, the Company recorded a provision for write-down of $Nil (2012 - $194,813, 2011 - $Nil) related to petroleum and natural gas properties (Notes 18 and 20).

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

During the year ended 30 November 2013, the Company recorded a provision for write-down of $Nil (2012 - $6,709, 2011 - $8,074) related to the Contact Lake Property.

Port Radium – Glacier Lake Property, Northwest Territories

During the year ended 30 November 2005, the Company acquired a 100% undivided right, title and interest, subject to a 2% NSR, in four mineral claims, totaling 2,520.78 ha (6,228.85 acres) (the “Glacier Lake Mineral Claims”) located one mile east of Port Radium on Great Bear Lake, NT, for cash payments of $30,000 (paid) and 72,000 common shares (issued and valued at $72,000) of the Company. The Company may purchase one-half of the NSR for a one-time payment of $1,000,000.

During the year ended 30 November 2013, the Company recorded provision for write-down of $Nil (2012 - $6,227, 2011 - $6,227) related to the Glacier Lake Property.

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

Alberta Star Development Corp.

Notes to the Financial Statements

30 November 2013

(Expressed in Canadian dollars)

During the year ended 30 November 2013, the Company recorded a provision for write-down of $Nil (2012 - $526, 2011 - $526) related to the Eldorado property.

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

Eldorado South IOCG & Uranium Project, Northwest Territories

During the year ended 30 November 2007, the Company staked twenty-four claims (the “Eldorado South Uranium Mineral Claims”) and four additional claims (the “Eldorado West Uranium Mineral Claims”) located ten miles south of the Eldorado uranium mine on the east side of Great Bear Lake, NT and 680 km (423 miles) north of the city of Yellowknife, NT, collectively known as the Eldorado South Uranium Project.

During the year ended 30 November 2009, fourteen claims were allowed to lapse and on 23 February 2013, three claims were allowed to lapse. The Eldorado South IOCG & Uranium Project now consists of eleven mineral claims totaling 9,045.35 ha (22,351.06 acres).

On 23 February 2014, the Company allowed three mineral claims related to the Eldorado South IOCG & Uranium Project to lapse (Note 23).

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

30 November 2013

(Expressed in Canadian dollars)

In 2003, the Company entered into a Letter of Intent (the “Letter of Intent”) with Fronteer Development Group Inc. (“Fronteer”). On 26 October 2006, Fronteer earned its 75% interest in the Longtom Property by paying the Company $15,000 cash (received) and spending an aggregate of $500,000 (incurred) on exploration expenditures over three years.

During the year ended 30 November 2013, the Company recorded a provision for write-down of $Nil (2012 - $893, 2011 - $893) related to the Longtom Property.

Longtom Property (Target 1) – Longtom Lake, Northwest Territories

During the year ended 30 November 2003, the Company acquired a 50% interest in a 710.67 ha (1,756.10 acres) mineral property located in the Longtom Lake area of the Northwest Territories for cash proceeds of $15,000 and 40,000 common shares of the Company valued at $56,000.

During the year ended 30 November 2012, the Company allowed this property to lapse.

8.	PROPERTY, PLANT AND EQUIPMENT

The Company’s property, plant and equipment as at 30 November 2013 are as follows:

	Cost $	Accumulated depreciation $	Net book value $

Computer equipment	5,300	4,942	358
Furniture and fixtures	25,706	20,854	4,852

Total	31,006	25,796	5,210

Alberta Star Development Corp.

Notes to the Financial Statements

30 November 2013

(Expressed in Canadian dollars)

The changes in the Company’s property, plant and equipment for the years ended 30 November 2013 and 2012 are as follows:

	Petroleum and natural gas properties $	Computer equipment $	Equipment $	Furniture and fixtures $	Total $

COST
Balance, as at 30 November 2011	4,361,198	60,749	58,720	25,706	4,506,373
Additions	422,605	-	-	-	422,605
Transfer from evaluation and exploration properties (Note 7)	542,708	-	-	-	542,708
Cost recovery	(75,000)	-	-	-	(75,000)
Asset retirement costs	28,358	-	-	-	28,358

Balance, as at 30 November 2012	5,279,869	60,749	58,720	25,706	5,425,044
Additions	134,652	-	-	-	134,652
Cost recovery	(30,000)	-	-	-	(30,000)
Asset retirement costs	(33,219)	-	-	-	(33,219)
Dispositions (Note 18)	(5,351,302)	(55,449)	(58,720)	-	(5,465,471)

As at 30 November 2013	-	5,300	-	25,706	31,006

Alberta Star Development Corp.

Notes to the Financial Statements

30 November 2013

(Expressed in Canadian dollars)

	Petroleum and natural gas properties $	Computer equipment $	Equipment $	Furniture and fixtures $	Total $

ACCUMULATED DEPRECIATION AND IMPAIRMENT
Balance, as at 30 November 2011	1,072,238	45,343	41,211	18,125	1,176,917
Depletion and depreciation (Note 18)	1,658,495	4,622	3,502	1,516	1,668,135
Impairment loss (Note 18)	1,124,347	-	-	-	1,124,347

Balance, as at 30 November 2012	3,855,080	49,965	44,713	19,641	3,969,399
Depletion and depreciation (Note 18)	163,738	2,465	2,115	1,213	169,531
Dispositions (Note 18)	(4,018,818)	(47,488)	(46,828)	-	(4,113,134)

As at 30 November 2013	-	4,942	-	20,854	25,796

NET BOOK VALUES

At 30 November 2012	1,424,789	10,784	14,007	6,065	1,455,645

At 30 November 2013	-	358	-	4,852	5,210

Alberta Star Development Corp.

Notes to the Financial Statements

30 November 2013

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

On 15 October 2010, the Company entered into a sub-participation agreement with Arctic Hunter Energy Inc. (“Arctic Hunter”), a company with officers and directors in common. Under the agreement, Arctic Hunter had agreed to a 100% participation interest in two (2) test wells by 31 October 2010. The Company held a 50% working interest in the Landrose, Saskatchewan assets which formed part of the heavy oil assets acquired on 9 August 2010 from Western Plains. Arctic Hunter had to pay 100% of the Company’s share of the cost to drill, complete and equip or abandon the test wells to earn 100% of the Company’s pre-farmout working interest in the Test Wells spacing unit subject to reserving unto the Company a 10% overriding royalty payable by Arctic Hunter on all petroleum and natural gas substances produced therefrom until payout. After payout, the Company would have the option to either covert to a 25% working interest (being

50% of the Company’s pre-farmout 50% working interest) in the test wells spacing unit or remain in a gross overriding royalty position. Arctic Hunter had no option to drill post-earning wells under the sub-participation agreement. Western Plains would be the operator of the test wells.

On 18 November 2010, the Company entered into a participation agreement with Sahara Energy Ltd. (“Sahara Energy”), whereby the Company agreed to a 50% participation interest with Sahara Energy in the joint lands. The Company had to pay 50% of the cost to drill, complete and equip or abandon the test wells to earn a 50% working interest in the test well spacing unit and joint lands subject to reserving unto Sahara Energy a 15% overriding royalty payable by the Company on all petroleum and natural gas substances produced therefrom until payout. After payout, Sahara Energy would have the option to either convert to a 25% working interest (being 50% of Sahara Energy’s pre-farmout 50% working interest) in the test well spacing unit and joint lands or remain in a gross overriding royalty position. On 28 December 2011, this participation agreement was terminated.

On 19 November 2010, the Company entered into an agreement with Western Plains to acquire a 50% undivided interest each in petroleum and natural gas rights from Triwest Exploration Inc. for a purchase price of $41,510 each.

On 10 May 2011, the Company entered into an asset exchange agreement with Canadian Natural Resources to acquire a 50% working interest in petroleum and natural gas rights, including one standing case well, on 240 acres located in the Landrose area of Saskatchewan in exchange for its 50% working interest in 320 acres of undeveloped land located in the Golden Lake area of Saskatchewan. The aggregate value of the assets exchanged was $50,000.

Alberta Star Development Corp.

Notes to the Financial Statements

30 November 2013

(Expressed in Canadian dollars)

On 18 November 2011, the Company entered into a sub-participation agreement with Arctic Hunter. Under the agreement, Arctic Hunter had agreed to participate with the Company in the drilling of one test well. Arctic Hunter was to pay 50% of the Company’s share of the cost to drill, complete and equip or abandon the test wells to earn a 25% working interest (being 50% of the Company’s pre-participation 50% working interest) in the well. Arctic Hunter had no option to drill post-earning wells under the sub-participation agreement. Western Plains was the operator of the test wells.

On 8 April 2013, the Company entered into an agreement with Petrocapita Oil and Gas L.P. (“Petrocapita”) of Calgary, Alberta for the sale of its petroleum and natural gas properties in Alberta and Saskatchewan for total consideration of $1,875,000 payable in cash at closing (Note 18).

The sale to Petrocapita was completed on 23 April 2013 for the agreed purchase price of $1,875,000. The effective date of this transaction was 1 March 2013. A gain of $1,098,679 was recognized on this sale (Note 18).

As part of the transaction, the Company terminated its sub-participation agreements with Arctic Hunter in respect of three wells located in Landrose, Saskatchewan (the “Lands”). The Company and Arctic Hunter entered into a termination agreement pursuant to which Arctic Hunter relinquished to the Company its interest in the Lands and the Company agreed to pay $102,000 to Arctic Hunter as consideration (Notes 17 and 18).

During the year ended 30 November 2013, the Company disposed of property, plant and equipment for proceeds of $Nil (2012 - $18,518, 2011 - $78,152) resulting in a loss of $19,853 (2012 – gain of $18,518, 2011 - $57,435), of which proceeds of $Nil (2012 - $8,000, 2011 - $Nil) and a gain of $Nil (2012 - $8,000, 2011 - $Nil) related to plant, property and equipment sold to Arctic Hunter (Notes 17 and 20).

Depletion and depreciation

No general and administrative expenses were capitalized for the year ended 30 November 2013. Future development costs of $Nil (2012 - $Nil, 2011 - $274,500) were included in the depletion calculation.

Alberta Star Development Corp.

Notes to the Financial Statements

30 November 2013

(Expressed in Canadian dollars)

Impairment test

The Company performed the impairment test at 1 March 2013, the date the petroleum and natural gas assets were classified as held-for-sale, resulting in the recoverable amount of petroleum and natural gas assets exceeding the net book value of petroleum and natural gas assets. Impairment of petroleum and natural gas assets in the amount of $Nil (2012 - $1,124,347, 2011 - $Nil) was recognized during the year ended 30 November 2013 (Note 20).

Prices used in the evaluation of the carrying value of the Company’s reserves for the purpose of the impairment test were:

Year	Heavy Crude Oil ($Cdn/BBL)

2013	60.92
2014	68.36
2015	71.10
2016	73.02
2017	73.02
2018	73.02
2019	73.81
2020	75.32
2021	76.87
2022	78.44

Percentage increase each year thereafter	2.0%

9.	TRADE AND OTHER PAYABLES

The Company’s trade and other payables are broken down as follows:

As at 30 November	2013 $	2012 $

Trade payables	25,313	905
Accrued liabilities	1,090,217	1,468,132

Total trade and other payables	1,115,530	1,469,037

Included in the cost of trade and other payables as at 30 November 2013 is a general provision of $1,065,717 related to potential amendments associated with the Company’s flow-through transactions (Notes 20 and 22).

Included in trade and other payables at 30 November 2013 is $Nil (2012 - $25) payable to a company controlled by the Chief Executive Officer (“CEO”) and director of the Company (Note 17.2). The amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

Alberta Star Development Corp.

Notes to the Financial Statements

30 November 2013

(Expressed in Canadian dollars)

Included in trade and other payables at 30 November 2013 is $20,000 (2012 - $Nil) payable to the former VP of Corporate Development of the Company (Note 17.2). The amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

10.	DECOMMISSIONING LIABILITIES

The total decommissioning liabilities was estimated by management based on the Company’s net ownership interest in all wells and facilities, estimated costs to reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred in future periods. The decommissioning liabilities were sold on 1 March 2013, the effective date of the sale of the Company’s heavy oil assets to Petrocapita.

The total undiscounted abandonment and restoration cost obligation at 30 November 2013 is $Nil (2012 - $675,870). The present value of the decommissioning liabilities is estimated to be $Nil (2012 - $602,889). The present value of the decommissioning liabilities was calculated using an inflation rate of 2% and discounted using a rate of 4%.

An accretion expense component of $5,488 (2012 - $22,096, 2011 - $19,567) has been charged to operations, included in finance costs, to reflect an increase in the carrying amount of the decommissioning liabilities.

The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of petroleum and natural gas properties:

As at 30 November	2013 $	2012 $

Balance, beginning of year	602,889	552,435
Revisions to future reclamation and abandonment costs (Note 20)	(33,219)	28,358
Accretion (Note 18)	5,488	22,096
Liabilities transferred on dispositions (Note 18)	(575,158)	-

Decommissioning liabilities, ending	-	602,889

Alberta Star Development Corp.

Notes to the Financial Statements

30 November 2013

(Expressed in Canadian dollars)

11.	SHARE CAPITAL

11.1	Authorized share capital

The Company has authorized an unlimited number of voting common shares with no par value. Authorized share capital also consists of an unlimited number of preferred shares with no par value, to be issued in series, with the directors being authorized to determine the designation, rights, privileges, restrictions and conditions attached to all of the preferred shares. At 30 November 2013, the Company had 21,788,979 common shares outstanding (2012 - 21,403,979) and no preferred shares outstanding (2012 - Nil).

On 11 March 2010, the Company consolidated its share capital based on a one new common share without par value for every five existing common shares without par value basis. All common shares and per share amounts have been restated to give retroactive effect to the share consolidation.

11.2	Shares issuances and repurchases

During the year ended 30 November 2013, 675,000 options (2012 – Nil, 2011 - Nil) were exercised for proceeds of $133,875 (2012 - $Nil) (Note 11.6).

In addition, 290,000 (2012 – Nil) shares were repurchased at a cost of $47,554 (2012 - $Nil) and were returned to capital pursuant to the Normal Course Issuer Bid (the “Bid”) (Note 11.3).

During the year ended 30 November 2012, the Company did not issue any common shares.

11.3	Normal Course Issuer Bid

On 1 May 2013, the Company received approval from the TSX Venture Exchange (the “Exchange”) for the Bid. Pursuant to the Bid, the Company may purchase for cancellation, from time to time, as it considers advisable, up to 1,800,000 of its issued and outstanding common shares. The price which the Company will pay for any shares purchased will be the prevailing market price of such common shares on the Exchange at the time of such purchase. The Bid commenced on 3 May 2013 and will terminate on 3 May 2014, or such earlier time as the Bid is completed or at the option of the Company. Jordan Capital Markets of Vancouver, British Columbia will conduct the Bid on behalf of the Company. During the year ended 30 November 2013, the Company purchased 290,000 (2012 – Nil) common shares at a total cost of $47,554 (2012 - $Nil) (Note 11.2). The difference between the share repurchase price and the original share issuance of $597,017 (2012 - $Nil) has been included in equity. As at 30 November 2013, 290,000 (2012 – Nil) common shares have been returned to treasury and have been cancelled.

From 1 December 2013 to 28 February 2014, the Company repurchased 133,000 shares of the Company, which have been cancelled (Note 23).

Alberta Star Development Corp.

Notes to the Financial Statements

30 November 2013

(Expressed in Canadian dollars)

11.4	Special cash distribution

On 12 June 2013, the Company received approval at its annual and special general meeting for a special cash distribution to its shareholders derived from the proceeds received from the sale of the Company’s interest in its various heavy oil assets by way of a reduction of stated capital of the Company (the “Special Distribution”). The Special Distribution of $0.08 per common share was paid on 5 July 2013, to holders of record of 22,009,474 common shares on 26 June 2013 in the aggregate amount of $1,760,758.

11.5	Share purchase warrants

There were no share purchase warrants for the years ended 30 November 2013 and 2012.

11.6	Stock options

The Company grants share options in accordance with the policies of the Exchange. Under the general guidelines of the Exchange, the Company may reserve up to 20% of its issued and outstanding shares for its employees, directors or consultants to purchase shares of the Company. The exercise price for options granted under the plan will not be less than the market price of the common shares less applicable discounts permitted by the Exchange and options will be exercisable for a term of up to five years, subject to earlier termination in the event of death or the cessation of services.

The following is a summary of the changes in the Company’s stock option plan for the years ended 30 November 2013, 2012 and 2011:

	2013		2012		2011
Year ended 30 November	Number of options	Weighted average exercise price $	Number of options	Weighted average exercise price $	Number of options	Weighted average exercise price $

Outstanding, beginning of year	2,025,000	0.36	1,580,000	0.70	1,180,000	1.26
Granted	1,025,000	0.20	1,425,000	0.20	910,000	0.48
Exercised (Note 11.2)	(675,000)	0.20	-	-	-	-
Expired	(450,000)	0.48	-	-	(410,000)	1.60
Cancelled	(80,000)	1.00	(980,000)	0.68	(100,000)	1.40

Outstanding, end of year	1,845,000	0.27	2,025,000	0.36	1,580,000	0.70

Alberta Star Development Corp.

Notes to the Financial Statements

30 November 2013

(Expressed in Canadian dollars)

On 18 July 2013, the Company granted 1,025,000 options to directors and officers, exercisable at $0.20 per share until 18 July 2016. 512,500 options vested on 18 July 2013 and 512,500 options vested on 18 January 2014. The weighted average fair value of the options granted and vested during the year ended 30 November 2013 was estimated at $0.065 (2012 - $0.10, 2011 - $0.24) per option at the grant date using the Black-Scholes Option Pricing Model. The weighted average assumptions used for the calculation were:

Year ended 30 November	2013	2012	2011

Risk free interest rate	1.19%	1.11%	1.64%
Expected life	3.00 years	2.92 years	2.00 years
Expected volatility	77.17%	79.02%	96.57%
Expected dividend per share	-%	-%	-%

During the year ended 30 November 2013, the Company amended the expiry date for 100,000 stock options previously granted from 12 October 2015 to 12 June 2014, and amended the expiry date for 75,000 stock options previously granted from 9 January 2015 to 12 June 2014. The incremental fair value related to the modifications resulted in a decrease of $3,249. The decrease in fair value did not have an impact on the financial statements.

The following weighted-average assumptions were used for the Black-Scholes valuation of stock options modified during the year:

Year ended 30 November	2013	2012	2011

Risk free interest rate	1.18%	-	-
Expected life	0.84 years	-	-
Expected volatility	85.26%	-	-
Expected dividend per share	-%	-	-

The following table summarizes information regarding stock options outstanding and exercisable as at 30 November 2013:

Grant date	Expiry date	Number of options outstanding	Number of options exercisable	Exercise price $	Remaining contractual life (years)
3 July 2009	2 July 2014	170,000	170,000	1.00	0.59
9 January 2012	12 June 2014	75,000	75,000	0.21	0.53
9 January 2012	9 January 2015	150,000	150,000	0.21	1.11
31 January 2012*	31 January 2014	50,000	50,000	0.25	0.17
10 July 2012	10 July 2015	75,000	75,000	0.165	1.61
12 October 2012	12 June 2014	100,000	100,000	0.20	0.53
12 October 2012	12 October 2015	200,000	200,000	0.20	1.87
18 July 2013	18 July 2016	1,025,000	512,500	0.20	2.63

Total options		1,845,000	1,332,500

*Note 23

Alberta Star Development Corp.

Notes to the Financial Statements

30 November 2013

(Expressed in Canadian dollars)

11.7	Shareholder rights plan

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

Share-based payments for the following options granted by the Company will be amortized over the vesting period, of which $57,760 was recognized in the year ended 30 November 2013 (2012 - $149,722, 2011 - $216,070) (Notes 17 and 19):

Grant date	Fair value $	Amount vested in 2013 $	Amount vested in 2012 $	Amount vested in 2011 $

4 November 2009	2,682	-	-	2,682
8 December 2010	213,707	-	319	213,388
9 January 2012	58,211	-	58,211	-
31 January 2012	3,014	-	3,014	-
10 July 2012	13,229	-	13,229	-
12 October 2012	74,949	-	74,949	-
18 July 2013	66,523	57,760	-	-

Total	432,315	57,760	149,722	216,070

Alberta Star Development Corp.

Notes to the Financial Statements

30 November 2013

(Expressed in Canadian dollars)

13.	TAXES

13.1	Provision for income taxes

Year ended 30 November	2013 $	2012 $	2011 $

Earnings (loss) before tax	673,069	(3,475,613)	(1,726,357)
Statutory tax rate	25.69%	25.13%	26.67%

Expected tax recovery (expense)	(172,895)	873,422	460,419
Non-deductible items	165,058	(41,590)	(63,897)
Change in future tax rates	96,866	175,310	(24,829)
Change in valuation allowance	(89,029)	(1,007,142)	(371,693)

Tax recovery for the year	-	-	-

13.2	Deferred tax balances

The tax effects of temporary differences that give rise to future income tax assets and liabilities are as follows:

As at 30 November	2013 $	2012 $	2011 $

Tax loss carry-forwards	2,165,346	1,935,768	1,784,018
Property, plant and equipment	90,681	84,013	83,001
Exploration and evaluation properties	2,502,947	2,492,295	1,655,525
Decommissioning liabilities	-	156,751	138,109
Share issue costs	-	1,118	2,150
	4,758,974	4,669,945	3,662,803
Less: Valuation allowance	(4,758,974)	(4,669,945)	(3,662,803)

Deferred tax assets	-	-	-

Alberta Star Development Corp.

Notes to the Financial Statements

30 November 2013

(Expressed in Canadian dollars)

13.3	Expiry dates

The Company’s recognized and unrecognized deferred tax assets related to unused tax losses have the following expiry dates:

As at 30 November	2013 $

Non-capital losses
2026	672,083
2028	2,495,893
2029	1,870,522
2030	1,672,630
2031	424,853
2032	309,187
2033	883,085

Total non-capital losses	8,328,253

Total resource-related deduction, no expiry	9,649,380

14.	EARNINGS (LOSS) PER SHARE

The calculation of basic and diluted earnings (loss) per share is based on the following data:

Year ended 30 November	2013	2012	2011

Net loss for the year from continuing operations	$(309,219)	$(1,274,999)	$(1,665,646)
Net earnings (loss) for the year from discontinued operations (Note 18)	$982,288	$(2,200,614)	$(60,711)

Net earnings (loss) for the year	$673,069	$(3,475,613)	$(1,726,357)
Weighted average number of shares – basic and diluted	21,586,557	21,403,979	21,403,979

The basic earnings (loss) per share is computed by dividing the net earnings (loss) by the weighted average number of common shares outstanding during the year. The diluted earnings (loss) per share reflects the potential dilution of common share equivalents, such as outstanding stock options and share purchase warrants, in the weighted average number of common shares outstanding during the year, if dilutive. All of the stock options were anti-dilutive for the years ended 30 November 2013, 2012 and 2011.

Alberta Star Development Corp.

Notes to the Financial Statements

30 November 2013

(Expressed in Canadian dollars)

15.	CAPITAL RISK MANAGEMENT

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

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company’s approach to capital management during the year ended 30 November 2013. The Company is not subject to externally imposed capital requirements.

16.	FINANCIAL INSTRUMENTS

16.1	Categories of financial instruments

As at 30 November	2013 $	2012 $

FINANCIAL ASSETS

FVTPL, at fair value
Cash and cash equivalents	6,700,938	6,997,109

Loans and receivables, at amortized cost
Trade and other receivables	327	164,925

Total financial assets	6,701,265	7,162,034

FINANCIAL LIABILITIES

Other liabilities, at amortized cost
Trade payables	25,313	905

Total financial liabilities	25,313	905

Alberta Star Development Corp.

Notes to the Financial Statements

30 November 2013

(Expressed in Canadian dollars)

16.2	Fair value

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

·	Level 1 fair value measurements are those derived from quoted prices in active markets for identical assets or liabilities.
·	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1, that are observable either directly or indirectly.
·	Level 3 fair value measurements are those derived from valuation techniques that include inputs that are not based on observable market data. As at 30 November 2013, the Company does not have any Level 3 financial instruments.

As at 30 November	2013 $	2012 $

LEVEL 1

Financial assets at fair value
Cash and cash equivalents	6,700,938	6,997,109

Total financial assets at fair value	6,700,938	6,997,109

There were no transfers between Level 1 and 2 in the year ended 30 November 2013.

Alberta Star Development Corp.

Notes to the Financial Statements

30 November 2013

(Expressed in Canadian dollars)

16.3	Management of financial risks

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

Credit risk

Credit risk is the risk of an unexpected loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises primarily from the Company’s cash and cash equivalents and trade receivables. The Company manages its credit risk relating to cash and cash equivalents by dealing only with highly-rated Canadian financial institutions. As at 30 November 2013, trade receivables were comprised of GST/HST receivable of $3,186 (2012 - $9,202), petroleum revenue receivable of $Nil (2012 - $164,709), trade receivable of $327 (2012 - $Nil) and interest receivable of $Nil (2012 - $216). As a result, credit risk is considered insignificant.

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

A 1% change in short-term rates would have changed the interest income and net earnings of the Company, assuming that all other variables remained constant, by approximately $54,858 for the year ended 30 November 2013.

Currency risk

The majority of the Company’s cash flows and financial assets and liabilities are denominated in Canadian dollars, which is the Company’s functional and reporting currency. Foreign currency risk is limited to the portion of the Company’s business transactions denominated in currencies other than the Canadian dollar.

Alberta Star Development Corp.

Notes to the Financial Statements

30 November 2013

(Expressed in Canadian dollars)

The Company’s objective in managing its foreign currency risk is to minimize its net exposures to foreign currency cash flows by holding most of its cash and cash equivalents in Canadian dollars (Note 4). The Company monitors and forecasts the values of net foreign currency cash flow and financial position exposures and from time to time could authorize the use of derivative financial instruments such as forward foreign exchange contracts to economically hedge a portion of foreign currency fluctuations. The Company has not, to the date of these financial statements, entered into derivative instruments to offset the impact of foreign currency fluctuations.

Commodity price risk

The Company is in the exploration stage and is not subject to commodity price risk.

17.	RELATED PARTY TRANSACTIONS

For the year ended 30 November 2013, the Company had related party transactions with Arctic Hunter, a company related by way of officers and directors in common for rent recovery and purchase of certain of its petroleum and natural gas properties (Note 8).

17.1	Related party expenses

The Company’s related party expenses (recovery) are broken down as follows:

Year ended 30 November	2013 $	2012 $	2011 $

Rent recovery	(4,500)	(2,000)	-

Total related party expenses (recovery)	(4,500)	(2,000)	-

17.2	Due from/to related parties

The assets and liabilities of the Company include the following amounts due from/to related parties:

As at 30 November	2013 $	2012 $

Arctic Hunter	-	1,273

Total amount due from related party (Note 5)	-	1,273

Company controlled by CEO and director	-	25
Former VP of Corporate Development	20,000	-

Total amount due to related parties (Note 9)	20,000	25

Alberta Star Development Corp.

Notes to the Financial Statements

30 November 2013

(Expressed in Canadian dollars)

The amounts due to/from related parties are unsecured, non-interest bearing and have no fixed terms of repayment.

17.3	Key management personnel compensation

The remuneration of directors and other members of key management were as follows:

Year ended 30 November	2013 $	2012 $	2011 $

Short-term benefits	341,166	604,000	597,515
Share-based payments (Notes 12 and 19)	57,760	146,388	196,784

Total key management personnel compensation	398,926	750,388	794,299

17.4	Other related party transactions

During the year ended 30 November 2013, the Company terminated its sub-participation agreements with Arctic Hunter as part of the sale to Petrocapita. Pursuant to the termination of the sub-participation agreements, Arctic Hunter relinquished to the Company its interest in three wells and the Company purchased the interest for $102,000 (Notes 8 and 18).

During the year ended 30 November 2013, the Company sold plant, property and equipment to Arctic Hunter for proceeds of $Nil (2012 - $8,000, 2011 - $Nil), resulting in a gain of $Nil (2012 - $8,000, 2011 - $Nil) (Notes 8 and 20).

18.	DISCONTINUED OPERATIONS

On 8 April 2013, the Company entered into an agreement with Petrocapita of Calgary, Alberta for the sale of its petroleum and natural gas properties in Alberta and Saskatchewan for total consideration of $1,875,000 payable in cash at closing. Per the agreement, Petrocapita agreed to assume all of the related abandonment and reclamation obligations pertaining to the oil assets purchased which would otherwise be the responsibility of the Company (Note 8).

The sale to Petrocapita was completed on 23 April 2013 for the agreed purchase price of $1,875,000. The effective date of this transaction was 1 March 2013. A gain of $1,098,679 was recognized on this sale (Note 8).

As part of the transaction, the Company terminated its sub-participation agreements with Arctic Hunter in respect of the Lands. The Company and Arctic Hunter entered into a termination agreement pursuant to which Arctic Hunter relinquished to the Company its interest in the Lands and the Company agreed to pay $102,000 to Arctic Hunter as consideration (Notes 8 and 17).

Assets and liabilities related to this disposition had been classified as held for sale as at 1 March 2013, and revenues and expenses associated with these operations were presented as discontinued operations.

Alberta Star Development Corp.

Notes to the Financial Statements

30 November 2013

(Expressed in Canadian dollars)

The results of discontinued operations are set out below. The comparative net loss and cash flows from discontinued operations have been revised to include those operations classified as discontinued in the current year.

Year ended 30 November	2013 $	2012 $	2011 $

Petroleum revenue	267,535	2,422,266	2,331,217
Petroleum royalties	(52,132)	(502,812)	(425,260)
Petroleum production and transportation	(162,568)	(1,120,317)	(874,863)
Depletion and depreciation (Note 8)	(163,738)	(1,658,495)	(1,072,238)
Finance costs (Note 10)	(5,488)	(22,096)	(19,567)
Write-down of exploration and evaluation properties (Note 7)	-	(194,813)	-
Write-down of property, plant and equipment (Note 8)	-	(1,124,347)	-

Net loss for the year	(116,391)	(2,200,614)	(60,711)

Gain on disposition of assets held for sale	1,098,679	-	-

Net earnings (loss) from discontinued operations	982,288	(2,200,614)	(60,711)

Year ended 30 November	2013 $	2012 $	2011 $

Net cash inflows from operating activities	217,544	766,823	904,088
Net cash inflows (outflows) from investing activities	1,751,353	(318,260)	(1,213,384)

Net cash inflows (outflows) from discontinued operations	1,968,897	448,563	(309,296)

Alberta Star Development Corp.

Notes to the Financial Statements

30 November 2013

(Expressed in Canadian dollars)

19.	GENERAL AND ADMINISTRATIVE EXPENSES

Year ended 30 November	2013 $	2012 $	2011 $

Advertising and promotion	3,944	21,521	135,152
Depreciation (Note 8)	5,793	9,640	16,037
Automotive	-	3,388	5,082
Bank charges and interest	31,076	1,012	951
Consulting fees	12,486	73,284	182,825
Directors fees (Note 17)	44,000	26,000	3,000
Filing fees	53,960	62,014	53,090
Legal and accounting (Note 17)	174,600	237,408	304,831
Management fees (Note 17)	120,000	47,500	-
Meals and entertainment	8,321	31,549	47,029
Office and miscellaneous	35,300	36,892	48,693
Recovery of general provision related to flow-through shares (Notes 9, 20 and 22)	(263,746)	-	-
Rent and utilities	39,517	56,479	48,863
Salaries and benefits (Note 17)	120,861	474,224	524,015
Share-based payments (Notes 12 and 17)	57,760	149,722	216,070
Telephone and internet	4,698	14,315	16,034
Shareholder information	-	47,300	118,674
Travel	26,122	17,757	44,125

Total	474,692	1,310,005	1,764,471

20.	SUPPLEMENTAL CASH FLOW INFORMATION

Included in trade and other receivables is $Nil (2012 - $37,351, 2011 - $44,374) related to the purchase of capital expenditures for the petroleum and natural gas properties as at 30 November 2013 (Note 5).

During the year ended 30 November 2013, the Company wrote down trade receivables of $3,980 (2012 - $Nil, 2011 - $Nil) (Note 5).

Included in decommissioning liabilities is $33,219 (2012 – expense of $28,358, 2011 – expense of $15,683) related to the revision of future reclamation costs as at 30 November 2013 (Note 10).

During the year ended 30 November 2013, impairment loss of petroleum and natural gas assets of $Nil was identified (2012 - $1,124,347, 2011 - $Nil), which was a result in estimated discounted future net cash flows associated with reserves exceeding the net book value of petroleum and natural gas assets (Note 8).

During the year ended 30 November 2013, impairment loss of exploration and evaluation properties of $Nil was identified (2012 - $209,168, 2011 - $15,720) (Notes 7 and 18).

Alberta Star Development Corp.

Notes to the Financial Statements

30 November 2013

(Expressed in Canadian dollars)

During the year ended 30 November 2013, the Company disposed of property, plant and equipment for proceeds of $Nil (2012 - $18,518, 2011 - $78,152) resulting in a loss of $19,853 (2012 – gain of $18,518, 2011 – gain of $57,435), of which proceeds of $Nil (2012 - $8,000, 2011 - $Nil) and a gain of $Nil (2012 - $8,000, 2011 - $Nil) related to plant, property and equipment sold to Arctic Hunter (Notes 8 and 17).

The Company has recorded a general provision of $1,065,717 related to prior flow-through transactions. However, there is no certainty that additional amounts related to the Company’s prior flow-through transactions may not be assessed or deemed payable (Notes 9 and 22).

20.1	Cash payments for interest and taxes

The Company made cash payments for interest of $29,719 (2012 - $Nil, 2011 - $Nil) and income taxes of $Nil (2012 - $Nil, 2011 - $Nil) during the year ended 30 November 2013.

21.	SEGMENTED INFORMATION

The Company’s business activity is acquiring and exploring mineral and petroleum and natural gas properties. At 30 November 2013, the Company operates in two geographical areas, being British Columbia and the Northwest Territories. Discontinued operations consist of operations related to petroleum and natural gas properties in Alberta/Saskatchewan (Note 18). The following is an analysis of the revenues, net loss, current assets and non-current assets by reportable segment:

	British Columbia	Northwest Territories	Discontinued Operations	Total

Petroleum revenue, net of royalties
For the year ended 30 November 2013	-	-	215,403	215,403
For the year ended 30 November 2012	-	-	1,919,454	1,919,454
For the year ended 30 November 2011	-	-	1,905,957	1,905,957

Net earnings (loss)
For the year ended 30 November 2013	(309,219)	-	982,288	673,069
For the year ended 30 November 2012	(1,279,162)	4,163	(2,200,614)	(3,475,613)
For the year ended 30 November 2011	(1,689,926)	24,280	(60,711)	(1,726,357)

Current assets
As at 30 November 2013	6,716,379	-	-	6,716,379
As at 30 November 2012	7,018,479	-	164,709	7,183,188

Exploration and evaluation properties
As at 30 November 2013	-	17,240	-	17,240
As at 30 November 2012	-	-	-	-

Property, plant and equipment
As at 30 November 2013	5,210	-	-	5,210
As at 30 November 2012	30,856	-	1,424,789	1,455,645

Alberta Star Development Corp.

Notes to the Financial Statements

30 November 2013

(Expressed in Canadian dollars)

22.	COMMITMENTS AND OTHER OBLIGATIONS

The Company has certain obligations related to the amendments of its flow-through filings (Note 9).

The Company has recorded a general provision of $1,065,717 related to prior flow-through transactions. However, there is no certainty that additional amounts related to the Company’s prior flow-through transactions will not be assessed or deemed payable (Notes 9 and 20).

23.	EVENTS AFTER THE REPORTING PERIOD

The following events occurred subsequent to 30 November 2013:

i.	On 31 January 2014, 50,000 stock options with an exercise price of $0.25 granted on 31 January 2012 expired (Note 11.6).

ii.	On 23 February 2014, the Company allowed three mineral claims related to the Eldorado South IOCG & Uranium Project to lapse (Note 7).

iii.	For the period from 1 December 2013 to 28 February 2014, the Company repurchased 133,000 shares of the Company, which have been cancelled (Note 11.3).

iv.	On 28 February 2014, the Company entered into an agreement with TerraX Minerals Inc. (“TerraX”), a company with a director and officer in common, pursuant to which the Company can earn up to a 60% interest in TerraX’s wholly-owned Central Canada gold project (the “Central Canada Property”) in Ontario (the “Option”) and subscribed for 1,300,000 units of TerraX (the “Units”) at $0.45 per Unit for gross proceeds of $585,000 (the “Private Placement”). Each Unit consists of one common share and one-half of one share purchase warrant, with each full warrant entitling the holder to purchase an additional common share at an exercise price of $0.57 per common share exercisable until 28 February 2016. No finder’s fees were payable in connection with the private placement.

In order to exercise the Option, the Company must make cash payments to TerraX totaling $85,000 over a three year period, with $10,000 due upon execution of a definitive option agreement (the “Option Agreement”), $25,000 due on the second anniversary of the execution of the Option Agreement (the “Anniversary Date”) and a further $50,000 due on the third Anniversary Date. The Company must also incur an aggregate of $500,000 in exploration expenditures over a three year period, with $100,000 due on the first Anniversary Date, $150,000 due on the second Anniversary Date and a further $250,000 due on the third Anniversary Date. The Company will also be responsible for payment of the annual pre-production royalty of $10,000 to the original vendors of the Central Canada Property due annually in December beginning with the next payment due on 11 December 2014.

